9/15


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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shinsei Bank

*CURRENT ADDRESS

PROCESSED
SEP 16 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34775 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 9/15/08

Exhibit A-98


SHINSEI BANK

082-34775

ARLS
3-31-08

RIGHT CHOICES

Annual Report 2008

For the fiscal year ended March 31, 2008

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of ¥11.5 trillion ($115 billion) on a consolidated basis (as of March 2008) and a network of 39 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 2 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements. These statements appear in a number of places in this annual report and include statements regarding our intent, belief or current expectations, and/or the current belief or current expectations of our officers with respect to the results of our operations and the financial condition of the Bank and its subsidiaries. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Our forward-looking statements are not a guarantee of future performance and involve risks and uncertainties. Actual results may differ from those in such forward-looking statements as a result of various factors.

An organization faces many choices as it executes its business strategy. During challenging times, some of these choices may be very difficult to make; however, if we are to drive a successful strategy, we must ensure that we make the right choices across all of our businesses.

Fiscal year 2007 was another challenging year for the financial sector. Throughout the year, we were confronted with uncertain and volatile markets. We made some important strategic decisions to position ourselves for sustainable growth. We focused

Aiming for the RIGHT CHOICES

closely on the needs of our customers, who remain the foundation of our business. By developing and delivering innovative products, services and solutions, we provided them with the right choices.

To succeed in a challenging and increasingly competitive environment and deliver sustainable value for all our stakeholders, we worked this year on creating a single "Brand Idea" that unites all of our employees through a shared purpose and commitment to our customers. The theme of this Annual Report, "Right Choices," is based on this Brand Idea, which we believe will further differentiate us as the financial services provider of choice.

FINANCIAL HIGHLIGHTS

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2006, 2007 and 2008[1]

	Billions of yen		
	2006	2007	**2008**
For the fiscal year:			
Net interest income	¥ 82.2	¥ 95.4	**¥ 137.7**
Net fees and commissions	45.4	46.4	**40.8**
Net trading income	27.5	17.8	**9.0**
Net other business income	118.0	96.6	**74.9**
Total revenue	273.4	256.3	**262.6**
Net income (loss)	76.0	(60.9)	**60.1**
Cash basis net income[2]	101.9	35.3	**71.3**
Balances at fiscal year-end:			
Loans and bills discounted	4,087.5	5,146.3	**5,622.2**
Total assets	9,405.0	10,837.6	**11,525.7**
Deposits and negotiable certificates of deposit	4,071.7	5,420.9	**5,806.6**
Debentures	1,018.9	703.2	**662.4**
Total liabilities	8,287.8	9,904.4	**10,560.5**
Total equity[3]	—	933.2	**965.2**
Total liabilities and equity	9,405.0	10,837.6	**11,525.7**
		Yen	
Per share data:			
Common equity[3]	¥ 380.20	¥ 308.60	**¥ 364.35**
Fully diluted equity[3][4]	421.62	355.09	**364.35**
Basic net income (loss)	53.16	(45.92)	**38.98**
Diluted net income	37.75	—	**32.44**
Dividends	2.96	2.66	**2.94**
Cash basis per share data:			
Basic net income	¥ 72.16	¥ 23.82	**¥ 46.31**
Diluted net income	50.55	18.41	**38.50**
		%	
Ratios:			
Return on assets[5]	0.8	(0.6)	**0.5**
Return on equity (fully diluted)[3][6]	9.3	(8.1)	**8.8**
Tier I capital ratio	10.3	8.1	**7.4**
Total capital adequacy ratio	15.5	13.1	**11.7**

Notes:
(1) Since all yen figures have been truncated rather than rounded, the totals do not necessarily equal the sum of the individual amounts.
(2) Cash basis net income is calculated by excluding impairment and amortization of goodwill and other intangible assets, net of tax benefit, from net income (loss) under Japanese Generally Accepted Accounting Principles (GAAP).
(3) As required by a new accounting standard published by the Accounting Standards Board of Japan (ASBJ), certain items which were previously presented outside of shareholders' equity are now presented as components of equity. Such items included stock acquisition rights, minority interests and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ended on or after May 1, 2006. Reclassification of the prior period amounts is not permitted under Japanese GAAP.
(4) Fully diluted equity per share is calculated by dividing equity at the end of the periods presented by the number of common shares that would have been outstanding had all securities convertible into or exercisable for common shares been converted or exercised with an applicable conversion or exercise price within the predetermined range at the end of the period.
(5) Return on assets is calculated by dividing net income (loss) by the average of total assets at the beginning and end of the period presented.
(6) Return on equity (fully diluted) is calculated by dividing net income (loss) by the average of fully diluted equity at the beginning and end of the period presented.



Net Income and ROE
100 (Billions of yen)
(%) 10
9.3
76.0
8.8
60.1
-60.9
-8.1
FY05 FY06 FY07
Net Income (Left)
ROE (Right)
Total Assets and ROA
15,000 (Billions of yen)
(%) 0.9
0.8
10,837.6
11,525.7
9,405.0
0.5
-0.6
FY05 FY06 FY07
Total Assets (Left)
ROA (Right)
Total Capital Adequacy Ratio and Tier I Capital Ratio
20 (%)
15.5
13.1
11.7
10.3
8.1
7.4
FY05 FY06 FY07
Total Capital Adequacy Ratio
Tier I Capital Ratio
Dividends Per Common Share
4 (Yen)
2.96
2.66
2.94
FY05 FY06 FY07

CONTENTS

TO OUR SHAREHOLDERS, CUSTOMERS AND EMPLOYEES



Thierry Porté, President and Chief Executive Officer

Fiscal year 2007 was another year dominated by dramatic developments in world financial markets. The U.S. subprime mortgage crisis has had a significant impact on global stock markets and economies, including Japan's, and the shock waves continue to reverberate through the financial world. Fortunately, the Japanese economy, where the majority of Shinsei Bank's business is concentrated, has weathered the storm relatively well.

Fiscal Year 2007 Highlights

Fiscal year 2007 was marked by successes, challenges and some disappointments for Shinsei Bank. While we were able to return to profitability, fiscal year 2007 was another tough year. Shinsei Bank reported consolidated net income of ¥60.1 billion in the fiscal year ended March 31, 2008 ("fiscal year 2007"), compared to a net loss of ¥60.9 billion in fiscal year 2006. In addition, we recorded a consolidated cash basis net income of ¥71.3 billion in fiscal year 2007 versus ¥35.3 billion in the previous fiscal year. We also paid a dividend of ¥2.94 in fiscal year 2007, compared to a dividend of ¥2.66 in fiscal year 2006. In terms of profitability, we achieved an ROE (fully diluted) of 8.8% and an ROA of 0.5%. With regard to our financial stability, we were able to maintain Tier I capital at 7.37%

and a total capital adequacy ratio of 11.74%. While we cannot be satisfied with these results, we believe we have made the right choices to position our business for long-term growth as we focus on strengthening our balance sheet and developing our businesses.

Loan balances and net interest income continued to grow in all businesses. Our consumer finance businesses, including APLUS Co., Ltd. (APLUS) and Shinki Co., Ltd. (Shinki), reaped the benefits of business restructuring and were able to return to profitability. However, dislocation in the credit markets negatively affected our results, as we were forced to recognize mark-downs and reserves of ¥29.1 billion related to our U.S. residential mortgage portfolio. Furthermore, we decided to delay the recognition of sales involving large transactions overseas, which we originally expected to realize this fiscal year, due to the prevailing market environment.

Fiscal year 2007 was also the year that we decided to sell our headquarters. Like many of the world's largest corporations and financial institutions, Shinsei believes that ownership of a headquarters building is not the most efficient way to deploy its capital. The Shinsei Bank Group has expanded in recent years, and as a result our current headquarters building no longer meets the needs of the Bank's staff and its various businesses. We plan to significantly improve efficiency by securing a location that is closely aligned with our current strategic priorities, which include organizing the Bank and its subsidiaries to provide optimal service to our customers.

We also saw a change in our shareholder structure. J.C. Flowers & Co. LLC and affiliates became our largest shareholder with 32.6% of the common shares of Shinsei Bank after the completion of a tender offer bid for existing shares and a third-party allotment of shares in February 2008. Furthermore, the Japanese government became our second-largest shareholder with a 23.9% stake in Shinsei after the conversion of preferred shares in August 2007 and March 2008.

Overview of Business Pillars

Up to the end of fiscal year 2007, Shinsei Bank's business model has been based on three strategic business pillars: Institutional Banking, Consumer and Commercial Finance and Retail Banking, each with unique business challenges and opportunities.

Institutional Banking

We continued to see a highly competitive business environment in our Institutional Banking business in fiscal year 2007. That is why it is crucial for us to stay focused on our customers. Our business philosophy is built around the idea of working *better together* to come up with winning solutions to meet the rapidly changing needs of our customers.

In particular, we faced some challenges in our securitization operations, due to the turmoil in the U.S. residential mortgage market. In addition, the performance of our capital markets-related operations, both at the Bank and at our subsidiary, Shinsei Securities Co., Ltd., did not meet our expectations.

However, our loan, real estate non-recourse finance, credit trading and principal investment operations performed steadily, and the high-growth areas of asset management and advisory operations recorded solid results.

We posted a good performance in corporate lending while maintaining the profitability and quality of our assets by meeting the funding demands of our new and existing corporate customers. In order to better provide highly specialized solutions to our customers, we implemented an organizational reform in December 2007 to categorize our corporate relationship managers by industry sectors.

We have strived to achieve efficient asset management and to secure profits in our real estate non-recourse finance operations by being highly selective, taking into account credit concentration risks and ensuring an appropriate level of risk and return, in addition to securitizing non-recourse loans.

Our credit trading operations performed steadily, as we actively pursued the investment in and collection of distressed assets both in Japanese and overseas markets, where real estate prices were rising.

In our principal investment operations, we formed a business partnership with Japan Asia Investment Co., Ltd. and subscribed to their private placement of new shares in August 2007, and established a private equity fund with the Development Bank of Japan, to be managed by our affiliate's subsidiary, in February 2008. By taking advantage of such strategic business alliances, we have been engaging in investments for future growth.

In our asset management operations, we formed a business cooperation agreement with a leading Indian investment firm, UTI Asset Management Company Pvt. Ltd., to offer products managed by the UTI Group in India for our customers in Japan. In August 2007, we also formed a business cooperation agreement with a subsidiary of UTI and established a joint venture company in Singapore to provide asset management services and financial products in Southeast Asia.

Consumer and Commercial Finance

The business environment surrounding Consumer and Commercial Finance continued to present challenges in fiscal year 2007. Primarily, this was due to the lowering of maximum lending rates following the revision of consumer lending laws and the implementation of lending limits for each borrower. The reimbursement of excess interest payments, another result of the legal changes, was also a burden. Despite this, we were able to return to profitability, marking a significant improvement over last year's performance. We are striving to further improve our profitability and competitive edge by being *game changers* in the industry, as we focus on helping customers run their businesses smoothly. We are further strengthening our sales force, streamlining our business and rationalizing costs, as well as promoting management efficiency by utilizing the Bank's know-how in IT and risk management.

APLUS was able to return to profitability this year after implementing some tough measures such as downsizing its work force. APLUS is focusing on attracting quality customers and work-

ing to achieve its medium-term strategy of building the next generation "*shinpan*," or installment sales credit company. This means providing competitive financial services backed by a high level of expertise in credit assessment and collection and Shinsei's unique, low-cost IT infrastructure. In March 2008, the Bank subscribed to ¥50 billion in preferred shares issued by APLUS through a third-party allotment to strengthen APLUS' capital base.

We made Shinki a consolidated subsidiary in the second half of fiscal year 2007, when it also returned to profitability. Shinki complements the services offered by APLUS and we expect further synergy in our consumer finance operations, as we work to meet the ever-diversifying needs of our customers.

Retail Banking

Retail Banking had another disappointing year from a profitability point of view. Revenues from other products did not increase fast enough to cover the decline in revenues from structured deposits. We are committed to making these operations profitable in fiscal year 2008.

There were, however, a number of noteworthy successes. First, *PowerFlex* comprehensive accounts continued to record strong growth and have surpassed 2.2 million retail accounts. Although the pace of product sales has declined with the implementation of the Financial Instruments and Exchange Law in September 2007, the balance of assets under management from individuals now exceeds five trillion yen for the first time. This includes a balance of about four trillion yen in retail deposits. Our retail bank is the funding engine of the Shinsei Bank Group and provides a stable, liquid and low-cost funding base. Although we have seen a slower pace of growth for the Japanese real estate market, our housing loan balance has surpassed ¥800 billion, as our value proposition of no "guarantee fees" and no "early repayment fees" have proved popular.

The Bank started offering an improved *Shinsei Platinum Services* in July 2007 to customers who meet certain requirements. Eligible customers can enjoy better interest rates on yen time deposits, make an overseas remittance at no charge and pay no fees or charges for the first consultation with a financial planner. With a further emphasis on investment management consultation services, the Bank aims to be the "Best Money Advisor" in Japan by *exceeding expectations*.

Building a Sustainable Future

During the past eight years, we have not only focused on restoring Shinsei Bank to financial health, but have also worked hard to build an innovative and leading Japanese financial institution. We have made great efforts to establish and instill a unique identity and culture to realize our aspirations of becoming a truly competitive organization that delivers sustainable value to our stakeholders. In fiscal year 2007, we made significant strides to further align this culture with our strategic imperatives based on a clear vision and values, highly diverse and engaged workforce and a strong brand.

The Shinsei brand embodies the promise of partnership that we make to our customers: the

promise of ease and convenience, innovative products and services, and trust and integrity. Delivering on this promise is what will make us unique amongst our competitors, as customers recognize and appreciate that we are "changing the game" in Japan's financial services industry.

During the past year, a Group-wide project team has collaborated on creating and embedding a single "Brand Idea" that can be applied across the Group and provides a common statement of purpose to all employees, regardless of their organization. With all employees united under this single Brand Idea, our belief is that Shinsei Bank can further differentiate itself and occupy a unique position in this competitive market.

Initiatives for Fiscal Year 2008

We do not expect fiscal year 2008 to be without challenges, but we believe we have made the right choices to position our business for future growth by strategically focusing our business around the customer. Our goal is a bold one —to become the fastest-growing, highest-returning financial services firm in Japan by creating value for our customers through the provision of the right solutions to meet their ever-evolving needs.

To achieve this goal, we have implemented a three-pronged approach. First, we have decided to modify our current strategy from a three-pillar to a two-pillar strategy to more effectively utilize the Shinsei Bank Group's resources and to provide a broader range of products and services to our institutional and individual customers.

Second, we are now working on optimizing our operations including cost rationalization and introducing "Shareholder Value Added (SVA)" as one of the measures to better allocate our capital.

Third, we will continue to focus on expanding our quality customer base organically while actively pursuing M&A opportunities to grow our business in the right areas.

We will utilize these strategies while leveraging the Bank's strengths of best-in-class corporate governance, compliance, risk management and IT in our unwavering commitment to provide our customers with the right choices.

In conclusion, I would like to wish a farewell to Junji Sugiyama, who served as Chairman, and Lucio A. Noto, one of our outside directors, and to thank them for their dedication, advice and contribution over the years. I would also like to thank our shareholders, customers and employees for your support and guidance in fiscal year 2007 and look forward to working with you all in fiscal year 2008.

June 20, 2008

Thierry Porté
President and CEO

QUESTIONS & ANSWERS

Q What has changed for Shinsei after J.C. Flowers & Co. LLC and affiliates became your largest shareholder?

A In November 2007, Shinsei announced plans to deepen ties with key new and existing shareholders and to raise new capital to enhance its financial stability. This included a tender offer bid for 358.4 million common shares outstanding and a third-party allotment of 117.6 million new common shares of Shinsei both at ¥425 per share to the group of investors led by J.C. Flowers & Co. LLC and affiliates. Both transactions were concluded by February 2008 and marked the successful completion of a capital-raising initiative at a premium to the share price at that time, despite it being a very difficult time in the markets. After the completion of the third-party allotment and tender offer and considering the number of shares held prior to this, this group of investors now holds 32.6% of our outstanding common shares, making them the largest shareholder.

Regarding changes for Shinsei, this symbolizes a vote of confidence by our key investors and positions us to put Shinsei Bank on a new growth trajectory. The new capital will allow Shinsei to make active investments in strategically important areas across its Institutional and Individual pillars with a primary focus on Japan. This may also include acquisitions to allow us to expand the scale of our business in certain areas while considering synergies with our existing operations. By having internationally renowned investors committed to Shinsei Bank, a business alliance and/or an enhancement to our product line is also another possibility. These factors are expected to have a positive impact on our profitability and ultimately on our corporate value.

Q **Considering that the Japanese government is now your second largest shareholder, could you let us know what your policy is on the repayment of public funds?**

A Prior to its nationalization in October 1998, Shinsei Bank's predecessor, the Long Term Credit Bank (LTCB), received an injection of public funds of ¥96.9 billion, after capital reduction without compensation of 74,528,000 Class-A preferred shares issued on March 31, 1998. Furthermore, upon its establishment, Shinsei Bank received ¥240 billion through the issuance of 600,000,000 Class-B preferred shares issued on April 1, 2000. As a result, the Bank, as well as the LTCB, has received a total of ¥336.9 billion in public funds. On July 31, 2006, the Japanese government converted 300,000,000 Class-B preferred shares, or half of the Class-B preferred shares initially issued, into 200,033,338 common shares and sold them at ¥753 per share on August 17, 2006. From this transaction, the government collected ¥150.6 billion for half, or ¥120 billion, of the Class-B preferred shares initially issued, resulting in a partial repayment of public money. Later,

the remaining 300,000,000 Class-B preferred shares held by the Japanese government were mandatorily converted into 200,000,000 common shares on August 1, 2007. Furthermore, the Japanese government converted the total issued 74,528,000 Class-A preferred shares that it held into 269,128,888 common shares on March 31, 2008.

As a result, the Japanese government now holds 469,128,888 common shares, or 23.9% of the 1,963,910,456 Shinsei Bank common shares outstanding (excluding treasury shares), as at the end of March 2008, making it the second largest shareholder.

Shinsei Bank continues to focus on delivering returns to all our shareholders. As a bank receiving public funds, we look to execute the revitalization plan agreed upon with the Japanese government, and we will consult the government in our quest for swift repayment of public funds.

Q **Why were you only able to achieve ¥60.1 billion in consolidated net income in fiscal year 2007 considering that the sale of your headquarters building contributed ¥56 billion to net income?**

A On March 13, 2008 Shinsei Bank announced that the sale of its headquarters building would contribute about ¥56 billion to net income. At that time, Shinsei Bank also revised its net income forecast from ¥50 billion to ¥65 billion and later on May 8, 2008 announced that it had changed its forecast for net income to ¥60.1 billion. Subsequently, we announced a net income of ¥60.1 billion on May 14, 2008. There are primarily four reasons why we were only able to achieve about ¥4 billion net income apart from the ¥56 billion recognized on the sale of our headquarters building.

First, due to the market turmoil caused by the problems surrounding the U.S. residential mortgage market, Shinsei was required to make mark-downs and reserves related to this market that were higher than originally anticipated.

Second, we have delayed the recognition of sales involving large transactions overseas, which we originally expected to realize this fiscal year, to sometime in the future due to the prevailing market environment.

Third, we booked additional reserves associated with a small number of business loans in Japan and in Europe.

Fourth, there were additional costs, including branch write-offs in the Retail Banking operations, as well as general corporate software and hardware write-offs.

For the fiscal year ending March 31, 2009 we are forecasting a net income of ¥62.0 billion.

Q **Please give us the details of your exposure to the U.S. residential mortgage market.**

A The U.S. subprime mortgage crisis had a substantial direct impact upon many global financial institutions in the fiscal year ended March 31, 2008. Shinsei did not escape this turmoil, despite our relatively limited exposure. While only a small portion of our operations are overseas, we originally invested in the U.S. residential mortgage market to diversify our earnings stream in 2003. The continued volatility and lack of liquidity in the market prompted S&P to downgrade (including multi-notch downgrades) securities in October 2007 of which the status of a portion of our exposure immediately changed from investment grade to non-investment grade, necessitating significant mark-downs and reserves of our portfolio in fiscal year 2007. We have continued to closely monitor our exposure and believe that we have taken prudent actions in light of the prevailing market environment.

Overall, we incurred $157 million (¥15.6 billion) of mark-downs and $134 million (¥13.4 billion) of reserves for a total of $291 million (¥29.1 billion) related to our U.S. residential mortgage portfolio in fiscal year 2007.

Shinsei Bank's net exposure to the U.S. residential mortgage market was $280.8 million (¥28.0 billion), or less than 0.3% of the Bank's total assets of $115 billion (¥11.5 trillion), as of March 31, 2008.



Q **Considering that you have a relatively high exposure to domestic real estate, what is your view on the real estate market in Japan going forward?**

A Nationwide land prices have gone up for the second consecutive year in 2007 after falling for 15 years in a row, according to data from the Ministry of Land, Infrastructure and Transport. Land prices were pushed up in the first half of 2007 due to soaring demand for condominiums and office buildings, and the recovering Japanese economy. However, in the latter half of 2007, the pace of growth became sluggish amid the implementation of the Building Standards Law that went into effect in June 2007, as well as growing uncertainties about the economy and financial markets triggered by the U.S. subprime mortgage crisis later in August 2007. There has been the emergence of a bipolarizing trend in land prices between city centers (Tokyo, Osaka and Nagoya), which have increased for the third year in a row, and regional areas, which have continued to slide. While commercial real estate prices were up more than 10% in 21 out of 23 wards and residential real estate prices were up more than 10% in 14 out of 23 wards in Tokyo in 2007, the overall rate of growth has slowed compared to 2006. In 2006, three wards recorded an increase of over 20% in both commercial and residential real estate prices, but there were no such ward increases in 2007.

Shinsei's largest exposure to the real estate market in Japan is related to our non-recourse lending business, with ¥974.8 billion in loans and bonds outstanding at the end of March 2008. Since our launch in 2000 as a pioneer in the market, we have successfully grown our non-recourse lending business and have shifted our focus from a stock to a flow business. Shinsei Bank is one of the few players in the market that can take advantage of the entire value chain from origination, including syndication, to securitization, distribution and ultimately servicing capabilities. For example, in fiscal year 2007, we were able to securitize two non-recourse loan pools in the amount of ¥165.2 billion into commercial mortgage-backed securities and sell off to the market. Recently we have seen opportunities in the Japanese market as international players have reduced their exposure due in part to the difficulties in their home markets. We will continue to focus on this business, while being prudent to limit our exposure in terms of the allocation of our Risk Capital, while allowing us to maximize our returns.

Q **Considering you have made substantial losses in your consumer finance and installment sales credit or "*shinpan*" businesses in the past, why are you continuing to focus on this area?**

A Shinsei Bank has taken a contrarian approach to consumer finance and has been making efforts to restructure this business while actively considering acquisitions. While we did record substantial losses in this business in the past, due to legislative changes implemented in December 2006, as well as shifts in the market environment, we believe there are opportunities to grow this business especially at a time when many other companies are looking to exit.

We have two major subsidiaries related to installment sales credit and consumer finance that include APLUS (invested in September 2004) and Shinki (concluded business alliance agreement in March 2002 and made a consolidated subsidiary in December 2007). These companies will be included within the Individual pillar, where there will be one management structure, to allow us to focus our resources around the customer. This will also better enable us to leverage the synergies with our retail bank in terms of product and service offerings.

Our first goal within the installment sales credit business area has been to restructure our operations by appointing new management and reducing operating costs through measures such as the implementation of a new IT infrastructure at APLUS. Ultimately, we are looking to build a next generation installment sales credit company with best-in-class corporate governance, compliance, risk management and IT infrastructure systems. To capitalize on the wealth of synergies to be generated by the close relationship between APLUS and Shinsei, we have started to leverage APLUS' operations to benefit the Retail Banking business with the launch of Shinsei Visa Card, with more collaboration planned in the future.

We are looking to put further emphasis on our consumer finance operations by utilizing the excellent credit scoring and collection systems capabilities of Shinki. Complementing the services offered by APLUS and enhancing its coordination with the Shinsei Bank Group, Shinki is expected to play a significant role in our consumer finance operations as we work to meet the ever-diversifying needs of our customers.

Recent trends for grey zone claims at both APLUS and Shinki have generally been flat since the second half of fiscal year 2007. While our view on the grey zone outlook remains inconclusive, as it is still probably too early to say claims have peaked, the trend is encouraging.

Finally, we are actively pursuing opportunities to grow our consumer finance business and expand the scope of these operations by making selective acquisitions to take advantage of economies of scale. We would like to play an important part in the industry consolidation and believe that we can increase our corporate value by effectively leveraging the synergies created between our banking and non-banking businesses.

Q **Why is one of the best retail banks in Japan unprofitable and what measures are you taking to bring it back to profitability?**

A Shinsei Bank has been ranked as the number one or two bank in Japan for customer satisfaction over the last four years, and number two for retail bank strength, according to two annual *Nihon Keizai Shimbun* surveys. However, the bank has not been profitable for the last two years due mainly to lower revenues related to structured deposits, as a result of lower demand for this product. While we have been able to increase the balance of housing loans, mutual funds and variable annuities, larger revenues from these products were not enough to offset the decline related to structured deposits. Our strategy for returning to profitability focuses on four major themes. First, our retail banking operations will be included in the Individual pillar, where there will be one management structure, to allow us to focus our resources around the customer. Second, we are making efforts to reduce costs by closing unprofitable branches/ATMs and reexamining how to provide services in the mass retail customer segment. Third, we look to continue to expand on the success of our growing housing loan portfolio going forward and also focus on strengthening the mass affluent customer segment. Finally, we will market a bank-branded card loan, introduced in June 2008. We believe these fundamental activities will play significant roles in turning our Retail Banking operations around.

REVIEW OF OPERATIONS



AT A GLANCE

	FY07 Contribution[1]	Financial Summary (Billions of yen)

Institutional Banking

Our Institutional Banking Group faces a highly competitive and volatile business environment. It is precisely such an environment in which the Group's combined commercial and investment banking abilities distinguish the Bank from the competition. Our M&A, capital markets, industry and other product specialists work closely with customer relationship managers to ensure long-standing relationships, quality and sustainable earnings.



Revenues
34.7%
-10
0
50
100
150
FY07
91.2
FY06
117.3
FY05
116.7
Ordinary Business Profit After Net Credit Costs (Recoveries)
70.1%
FY07
21.9
FY06
77.8
FY05
82.0

Consumer and Commercial Finance

Consumer and Commercial Finance serves three markets: consumer, commercial and specialty property finance. This business and the associated "non-bank" subsidiaries work closely with both the Retail Banking Group and the Institutional Banking Group to meet the needs of both consumers and small- and medium-sized enterprises.



Revenues
48.5%
-10
0
50
100
150
FY07
127.3
FY06
112.2
FY05
119.7
Ordinary Business Profit (Loss) After Net Credit Costs
27.8%
FY07
8.7
FY06
-9.8
FY05
24.6

Retail Banking

The Retail Banking Group aims to become the "Best Money Advisor" and meet the needs of its customers by providing optimum asset management solutions and by further enhancing its *Shinsei Platinum Services* and asset management consulting services. As a reflection of these efforts, Shinsei Bank was ranked second for outstanding customer satisfaction in the *Nihon Keizai Shimbun*'s fourth annual survey of the retail banking industry in December 2007. Customers in their 20s, 30s and 50s rated us as the bank with highest customer satisfaction in the same survey. We will continue to enhance our commitment to customer satisfaction by offering banking and financial services which truly exceed expectations.



Revenues
13.0%
-10
0
50
100
150
FY07
34.0
FY06
36.1
FY05
42.4
Ordinary Business Profit (Loss) After Net Credit Costs
-20.5%
FY07
-6.3
FY06
-1.6
FY05
7.2

Note: (1) The percentage figures do not add up to 100 because of ALM/Corporate/Other.

PRODUCT & SERVICE HISTORY

2000	2001	2002	2003	2004	2005	2006	2007	2008

INSTITUTIONAL PILLAR

- Corporate loans (Basic Banking), syndicate loans
- Capital markets (foreign exchange, derivatives)
- M&A advisory
- Asset-backed, mortgage-backed securitization
- Credit trading
- Leveraged and project finance
- Non-recourse finance
- Structured credit
- Asset management
- Private equity
- Corporate revitalization
- Leasing
- Auto leasing
- Rentals
- Installment sales credit (for SMEs)

INDIVIDUAL PILLAR

- Installment sales credit (for individuals), auto loans
- Credit cards
- Consumer/business loans
- Guarantees
- Collection services
- Real estate secured loans and small property development loans
- Savings and time deposits, debentures
- Foreign currency deposits
- Structured deposits
- Mutual funds
- Comprehensive retail account, *PowerFlex*, and Internet banking service, *PowerDirect*
- *PowerSmart Home Mortgage*
- Fixed and variable annuities
- Securities brokerage services
- Shinsei VISA Card
- Medical, cancer and automobile insurance
- Shinsei Bank *Smart Card Loan*

INSTITUTIONAL BANKING







Revenues
150
(Billions of yen)
116.7
117.3
100
91.2
50
0
FY05
FY06
FY07







Ordinary Business Profit
150
(Billions of yen)
100
77.0
73.8
50
41.5
0
FY05
FY06
FY07





Ordinary Business Profit After Net Credit Costs (Recoveries)
150
(Billions of yen)
100
82.0
77.8
50
21.9
0
FY05
FY06
FY07

Our Institutional Banking Group faces a highly competitive and volatile business environment. It is precisely such an environment in which the Group's combined commercial and investment banking abilities distinguish the Bank from the competition. Our M&A, capital markets, industry and other product specialists work closely with customer relationship managers to ensure long-standing relationships, quality and sustainable earnings.

Operating Results

In fiscal year 2007, the Institutional Banking business earned revenue of ¥91.2 billion, a 22.2% decline or ¥26.0 billion lower than the previous fiscal year. This is mainly attributable to the recognition of mark-downs (¥15.6 billion) and reserves (¥13.4 billion) specific to our U.S. residential mortgage portfolio and reduced size and volume of securitization transactions. However, our loan, real estate non-recourse finance, credit trading and principal investment businesses continued to show solid results as did our asset management and advisory businesses. Consequently, we expect to continue to invest in and grow these businesses. Steady loan demand from financial sponsors has led to favorable asset growth in Institutional Banking. We continue to price loans based on disciplined risk-return criteria to ensure asset quality is not compromised. We continue to pursue profitable opportunities and work together within the Shinsei Bank Group and with our partners to provide solutions to current and prospective customers.

Business Environment

While we expect our operating environment to remain challenging, certain marginal competitors have faded as a result. For our Institutional Banking professionals, this has resulted in better pricing, more opportunities and an occasion to demonstrate greater consistency to our customers.

Strategy

To deepen our lending relationships, both with traditional customers and financial sponsors, the Group made a number of key new hires for the capital markets in the second half of fiscal year 2007. These professionals bring with them expertise in product development, management and marketing. We believe they will continue to diversify our sales and trading revenues and ensure a balance between revenues from agency and proprietary transactions, which is one of the key objectives of Institutional Banking. By strategically investing in personnel, we anticipate increased customer flows, specifically from SMEs, at the Bank, and at our securities and asset management subsidiaries.

Challenges

In this market environment, it is more important than ever to allocate resources in a disciplined manner. Institutional Banking's management team aims for efficient allocation of resources into the areas where we see the potential for growth and results. In the fourth quarter of fiscal year 2007, management instituted a new and more rigorous budgeting process to ensure value is created accordingly for customers and the Bank's shareholders.

Business and Progress

Basic Banking and Lending

In addition to traditional banking products and services, our corporate, financial institutions and public sector relationship management teams offer an increasingly diverse range of innovative and value-added financial solutions to our customers. The teams work closely with current and prospective customers to determine their needs and work across our product groups to find solutions. For example, longstanding relationships with regional banks and other local financial institutions have led to a number of new activities, such as providing balance sheet and capital structure advice and distribution arrangements for "white-labeled" investment trust products sourced and vetted by our asset management group. These partnerships distinguish Shinsei within the Japanese market. One such arrangement was established in February 2008 with Towa Bank, Limited to develop and promote high value-added financial products and services to Towa Bank customers, as well as expand product offerings to a broader customer base. As the Japanese government continues to make financial and administrative reforms, we have also worked closely with governmental agencies, municipalities and affiliated associations to arrange alternative sources of funding and new financing solutions for the public sector.

Credit Trading and Principal Investment

Our trading and investment activities in non-investment grade markets performed well in fiscal year 2007. We continue to allocate capital and resources to this business and invest actively in distressed asset portfolios in Japan and selected overseas markets. Servicing non-performing loans (NPLs) and securitization schemes remains a core competency. Our experience as private equity investors, direct and via funds, is also well-established and geographically diverse. To build and expand on this experience, we established a ¥10 billion private equity fund jointly with the Development Bank of Japan in February 2008.

Capital Markets

We are actively marketing to a wide variety of financial institutions, corporate, public sector and wealth management customers. Given the breadth of our customer relationships, we are very optimistic about the future potential of these markets' businesses. The Capital Markets business is active in a range of activities with our customer base, including FX, interest-rate and credit derivatives. We provide both products and solutions for asset buyers, as well as for customers who require liability services. We have been boosting our capability across the full range of capital markets products, as well as enhancing our new product development and risk management, in order to meet our customers' needs.

Securitization

The quality and innovation of our securitization operations have established the Shinsei Bank Group as a leader in what has now become a core business. However, the credit market turmoil in fiscal year 2007 affected our securitization business, along with the industry in general, resulting in mark-downs related to the U.S. residential mortgage portfolio and slower volumes. As a result, we have focused less on introducing new asset classes for warehousing and have repositioned the business to a size commensurate with the market.

Corporate Advisory and Revitalization Business

Providing advisory services is an essential approach to help our customers strengthen their financial fundamentals and improve asset efficiency. Restructuring advice and deal execution are therefore key products for our middle market and regional customer base which, along with our core loan capabilities, few other financial firms can duplicate.

Wealth Management

Our Wealth Management Division provides innovative solutions for both the personal and business needs of high net worth individuals and owners of small- and medium-sized enterprises. Our customer list includes some of the most successful and influential entrepreneurs and business leaders in Japan.

Asset Management

We strive to meet the asset management needs of our institutional and retail customers by offering "best in class" asset management solutions. Upon rigorous review of leading Asian, European and U.S. asset managers we selected those with unique products that performed consistently throughout cycles. Through our licensed discretionary asset management subsidiary, Shinsei Investment Management Co., Ltd., these products are tailored for the Japanese market for distribution into our own institutional and retail channels, and via third-party regional banks or brokerage firms with which we have established strong relationships. Consistent with other businesses within Shinsei, which have developed transactions and activities in certain emerging markets, the Asset Management Sub-group has entered into a business cooperation agreement with a leading Indian investment firm, UTI Asset Management. Its objective is to offer products managed by the UTI Group in India and elsewhere for our customers in Japan and to broaden such cooperation throughout the Asian region.

WE ARE A DIFFERENT KIND OF JAPANESE BANK — BETTER TOGETHER —


HMV

Shinsei isn't a megabank with a broad global network of international offices. So why did British mega brand HMV Group handpick Shinsei to sell its Japanese business in a move that caught major global investment banks by surprise?

Last February, the London-based group came to Japan to meet with potential financial advisors about a possible sale of HMV Japan. HMV wanted an advisor with deep ties to the local market. But it also needed a partner who could make the Japanese market understandable to HMV executives in the UK. For several years, Shinsei had been calling on HMV Japan regularly regarding various strategic alternatives for Japan. The senior management of HMV Japan knew Shinsei had the combination of cross-border capability, international attitude and unmatched local knowledge they needed. The persistence and efforts paid off when Shinsei won the exclusive advisory mandate for the sale.

Neil Bright, the Chief Financial Officer of HMV Group plc, said "Shinsei Bank's well-organized team of professionals was able to come up with an innovative solution to meet our needs on our terms. By working with Shinsei Bank, we were able to close the transaction successfully and gained the confidence that we can trust Shinsei to provide first-class service in a professional manner."

"To win a mandate from a customer, you've got to be in front of them, always pitching, always there," said Bruce Pomer, General Manager, International Corporate Banking Division. But it was Shinsei's unique profile that sealed the deal, he added. "Not just any Japanese bank could do this deal. We really are a different kind of Japanese bank."

Shinsei executed a bidder-heavy auction and secured a highly competitive sale price of ¥17 billion for HMV.

The sale to Daiwa SMBC Principal Investments closed in August 2007.

CONSUMER AND COMMERCIAL FINANCE


Revenues
(Billions of yen)
150
100
50
0
-10
119.7
112.2
127.3
FY05
FY06
FY07
Ordinary Business Profit
(Billions of yen)
150
100
50
0
-10
59.3
44.0
61.0
FY05
FY06
FY07
Ordinary Business Profit (Loss) After Net Credit Costs
(Billions of yen)
150
100
50
0
-10
24.6
-9.8
8.7
FY05
FY06
FY07

Consumer and Commercial Finance serves three markets: consumer, commercial and specialty property finance. This business and the associated "non-bank" subsidiaries work closely with both the Retail Banking Group and the Institutional Banking Group to meet the needs of both consumers and small- and medium-sized enterprises.

Operating Results

In fiscal year 2007, the Consumer and Commercial Finance (CCF) business contributed total revenue of ¥127.3 billion, an increase of ¥15.1 billion, or 13.5%, on fiscal year 2006. This includes Shinki's revenue from the second half of fiscal year 2007, a consolidated subsidiary from October 1, 2007, of ¥13.2 billion. Ordinary business profit was ¥61.0 billion in fiscal year 2007, up ¥16.9 billion year on year. Offsetting Shinki and Showa Leasing Co., Ltd.'s (Showa Leasing) increased credit costs with APLUS' lower credit costs, due to stricter credit discipline, ordinary business profit after net credit costs was ¥8.7 billion in the fiscal year ended March 31, 2008, up ¥18.5 billion year on year.

Business Environment

The consumer finance sector witnessed further turbulence in fiscal year 2007. Excess interest claim reports were closely monitored and the failure of several consumer lenders, and potential market exits by significant global participants were widely reported. Incremental changes in both company and customer behavior are indicative of broader and more pronounced industry trends. For this sector's short-term outlook, we are confident that stable, low-cost funding will remain critical. However, long-term success will require both efficient new customer origination and a low-cost, highly-flexible operating platform.

Strategy

Our strategy is to capitalize on Shinsei's core strengths of customer focus, excellence in technology and the Shinsei brand to improve the long-term shareholder value of Shinsei Bank and its Group companies. This strategy was premised in part upon the eventual disappearance of the boundaries between "banks" and "non-banks." This convergence continued in 2007, catalyzed by the second enforcement of the Money Lending Business Law as well as changes in lease accounting standards.

While the level of market dialogue regarding potential acquisitions is very high in general, at present we remain satisfied with the quality and progress of our consumer finance business and will continue to be very selective in considering acquisition opportunities for expansion.

Challenges

Regulations for "restrictions on total loan amount" and "lowering of the interest rate ceiling," expected to come into effect in December 2009, are expected to have a material impact on all money lenders. Although restrictions on total loan amount may result in a contraction of the overall market, Shinki and APLUS have already started to lower the interest rates of their loans ahead of schedule to retain profitable customers. The revision of the Installment Sales Law will also affect sales finance companies and credit card companies. Ahead of its peers, APLUS has been reviewing its member merchants since December 2006 and has been achieving its earnings targets even under stricter regulatory controls.

Business and Progress

APLUS

APLUS provides installment sales credit, credit cards, consumer loans and guarantee/collection services to individuals primarily through merchant partners. APLUS has established deep and long-standing relationships with many merchant partners and strives to work closely with them to grow the business together.

Shinsei's own consumer finance businesses regained stability during the fiscal year with APLUS achieving its full-year forecast and returning to profitability. APLUS is not only prepared to face the changing environment ahead, but also is positioning its business to become the market's leading partner for merchants requiring high-level solutions. A critical infrastructure upgrade is underway, as well as continued augmentation of the APLUS senior leadership team. Both of these investments will enable customer and solution expansion going forward. A few of the synergies already being realized between APLUS and Shinsei include the utilization of technology leadership to enhance customer satisfaction at key accounts, continued financial support recently evidenced by our subscription to ¥50 billion in APLUS' preferred shares in March 2008, and continued direct and indirect management support.

Shinki

Shinki offers "white zone" consumer loans to individuals and small- and medium-sized enterprise owners. Shinki has responded to the challenges facing the consumer finance industry by making significant provisions, enhancing efficiency and accelerating the transformation of its business model. Shinki has made significant additional provisioning in the first half of this fiscal year in support of management's proactive approach to fully provision for the impact from a consumer credit squeeze and projected future "grey zone" claims to ensure profitability going forward. In December 2007, we participated in Shinki's rights offering which moved Shinki from a 36.4% equity method affiliate to a 67.7% consolidated subsidiary and lowered our average cost of ownership significantly. Shinki's business rationalization initiatives during fiscal year 2006 and in the first half of fiscal year 2007 resulted in a profitable second half of fiscal year 2007, recording net income of ¥2.7 billion, on a standalone basis, over the six-month period.

Showa Leasing

Showa Leasing is a leading general and automobile leasing company with a strong heritage and significant customer base across Japan. During the fiscal year 2007, our commercial finance businesses moved closer together as Showa Leasing acquired an 87.5% interest in Shinsei Business Finance Co., Ltd., with the remaining shares being held by Shinsei Bank. Showa Leasing worked closely with the Bank's Corporate Banking Business Sub-Group, as both sales forces face fierce price competition in their core markets and seek to differentiate their businesses by developing deeper customer relationships that span a range of product solutions. During fiscal year 2007, Shinsei's direct support of Showa Leasing's new business origination was up 65% year on year, compared to the record levels set in fiscal year 2006.

Shinsei Property Finance

Early in fiscal year 2007, Shinsei Property Finance Co., Ltd. (Shinsei Property Finance), a provider of real estate secured loans for individuals and small property development loans, sold its 100% interest in Life Housing Loan Co., Ltd (Life Housing Loan) to Sumitomo Trust & Banking Co., Ltd. This is just one example of how Shinsei's expertise and support have successfully enhanced the value of a franchise in the space of only a few years. Shinsei Property Finance has prepared its portfolio and business for the inevitable down cycle associated with its particular market niche. As a result, even when excluding the material gain on the sale of Life Housing Loan, Shinsei Property Finance had a very strong fiscal year 2007, generating record revenues, ordinary business profit and net income.

MERCHANT TESTIMONIALS — SHINSEI AS GAME CHANGER —

Since 2002, Amway Japan has had a business relationship with APLUS that has evolved to incorporate several credit products to support Amway's distributors. In particular, both installment sales credit and the APLUS/Amway Card have become core tools to ensure safe and efficient transactions for our members. APLUS has a clear focus on consumer safety and business style for promoting true partnerships with merchants that have the same business values. APLUS has taken the time to understand our strategy and values, and there is constant dialogue at all levels of the organization on how to improve and further differentiate the services provided. APLUS' entry into the Shinsei Bank Group in 2004 brought yet another level of engagement with Shinsei's management to utilize the strengths of both companies to support Amway's business in Japan. The cooperative partnership that APLUS and Shinsei have established in their approach to Amway is unique in Japan, and has created a win-win situation for all parties involved. Amway and the Shinsei Bank Group look to build on this relationship as they continue to grow going forward.

Mr. John Parker,
President and Representative Director, Amway Japan Limited


Amway
Partners for a Better Life

We, at Gulliver International Co., Ltd., have approximately 450 stores throughout Japan. Ever since our establishment, our company has been engaging in business aimed at sparking a "revolution in the distribution of vehicles."

While we have a track record of purchasing approximately 250,000 vehicles per year, we have also been enhancing our retail operations, offering and selling vehicles that meet the needs of our customers. In addition to our existing operations in Japan, as well as the U.S., we are planning to expand into China and India.

By maintaining a good partnership with APLUS, a consumer credit company that has strengths in the auto market and provides innovative financial services, we believe that we will be able to provide better services to our customers.

While customer needs are becoming increasingly diverse and sophisticated in our industry, we expect APLUS to contribute with a wealth of new ideas, proposals and advanced infrastructure.

We at Gulliver International, are determined to make our corporate philosophy, "Growing Together" a reality in all aspects of our business. By making active use of the relationship we have built up with APLUS, we are confident that we, together with APLUS, will be able to grow going forward.

Mr. Kenichi Hatori,
Chairman, Gulliver International Co., Ltd.


Gulliver

RETAIL BANKING





Revenues
(Billions of yen)
50
40
30
20
10
0
-10
42.4
36.1
34.0
FY05
FY06
FY07



Ordinary Business Profit (Loss)
(Billions of yen)
50
40
30
20
10
0
-10
7.6
-1.5
-6.0
FY05
FY06
FY07



Ordinary Business Profit (Loss) After Net Credit Costs
(Billions of yen)
50
40
30
20
10
0
-10
7.2
-1.6
-6.3
FY05
FY06
FY07

The Retail Banking Group aims to become the "Best Money Advisor" and meet the needs of its customers by providing optimum asset management solutions and by further enhancing its *Shinsei Platinum Services* and asset management consulting services. As a reflection of these efforts, Shinsei Bank was ranked second for outstanding customer satisfaction in the *Nihon Keizai Shimbun*'s fourth annual survey of the retail banking industry in December 2007. Customers in their 20s, 30s and 50s rated us as the bank with highest customer satisfaction in the same survey. We will continue to enhance our commitment to customer satisfaction by offering banking and financial services which truly exceed expectations.

Operating Results

In fiscal year 2007, a steady increase in assets, including housing loans, mutual funds and variable annuities, contributed to a continued expansion of our customer base. The number of retail accounts surpassed 2.2 million and the assets under management reached ¥5 trillion as of the end of April 2008. While we have substantially decreased our dependence on structured deposit earnings by promoting revenue diversification, we recorded larger losses year on year due to increased expenses from channel expansion, and lower sales of investment products reflecting challenging market conditions.

Business Environment

In terms of business environment, competition intensified for retail banking services in Japan during fiscal year 2007 due to the enhancement of retail strategy by major banks, the entry of overseas financial institutions and non-financial companies into the banking industry, as well as the emergence of Internet-based banks. Against this backdrop, we have continued our efforts to differentiate ourselves from the competition by offering unique services. These include our "Best Money Advisor" strategy of providing quality asset management consulting services to meet the needs of each customer, and the *Shinsei Platinum Services*, which offers new and preferential services to customers meeting certain conditions. Regarding legal changes surrounding the retail banking business, we consider the implementation of the Financial Instruments and Exchange Law in September 2007 as an opportunity to strengthen relationships with our customers and offer financial products backed by a sound compliance system.

Strategy

Our operations will focus on the "Best Money Advisor" strategy and growth of loan assets to achieve continued expansion of our customer base and sales of our popular loan products. With the introduction of the "Best Money Advisor" strategy last year, we improved the consulting skills of each staff member at our Shinsei Financial Centers, and were successful in building and strengthening customer relationships by offering optimum financial advice and products. As for our loan assets, *PowerSmart Home Mortgages* (which have no guarantee or early repayment fees) made a significant contribution to loans made last fiscal year. We will continue to enhance this particular product while expanding our overall loan product lineup.

Challenges

To achieve these goals, we consider the thorough deployment of compliance and establishment of enhanced administration as one of our top priorities. We will strive to acquire more customers by tailoring our product lineup, such as investment trusts and annuities, to market needs. We will also reexamine our fixed and variable costs, and leverage our strengths in low-cost technology and operational efficiency to generate greater profits.

Business and Progress

Becoming the Best Bank for Asset Management Services

Five-minute asset management manual

We started an advertising campaign in October 2007, titled "Please Give Shinsei Bank Five Minutes," that primarily targets the demand for asset management services among retirees and those who are making plans for their retirement years. This campaign stresses the need for asset management in order to lead a fulfilling post-retirement life and encourages individuals to read a Shinsei Bank publication called *"Managing Your Own Money: A Five-Minute Reader."* The *Reader* explains the need to manage assets wisely and outlines methods for growing assets while limiting risk. Our objective was to create a manual that encourages customers to become involved in asset management.

Shinsei Platinum Services

We started offering new *Shinsei Platinum Services* in July 2007 to customers who meet certain requirements. Eligible customers receive a Shinsei Platinum Card, higher interest rates on six-month and one-year yen time deposits and many other benefits. For example, customers can make an overseas remittance once a month at no charge and pay no fees for the first visit to a financial planner.

Meeting the need for long-term internationally diversified investment

We started offering an investment trust in December 2007, launched by Shinsei Investment Management, a wholly-owned subsidiary of Shinsei Bank. The management of the funds will be carried out by the Bank Julius Baer & Co., Ltd., a Swiss private bank focused on wealth management.

Bancassurance

We started offering seven insurance policies including medical, cancer and automobile insurance at Shinsei Bank branches and over the Internet (Shinsei *PowerDirect*) from January 2008. The move follows the deregulation of Japan's insurance market in December 2007 to allow the sale of insurance products, bancassurance, through banks. Offering insurance products, in addition to existing savings products, we are now able to provide consulting services to better meet the financial and life planning needs of individual customers.

Offering Security and Convenience

Security measures

We understand the importance of providing customers with effective and strict risk controls when delivering our services. Security concerns in Japan prompted the Bank to introduce *PowerYokin* in March 2005. This is a yen deposit account that allows customers to withdraw funds flexibly in the same manner as savings deposits, while offering greater security against fraudulent ATM use.

From September 2005, we decreased the default withdrawal limit at domestic ATMs to ¥500,000 per day to promote customer account safety through stringent security measures. From October 2006, we also decreased the default withdrawal limit for overseas ATMs to ¥100,000 per day. Our website's "Shinsei Security Center" also provides easy to understand security information. In addition, in May 2007 we introduced a Shinsei *PowerDirect* Security Code Card for Shinsei *PowerDirect* (Internet banking) in order to improve the security of our customers' log in procedures through a random number security code.

Kashiwa Financial Center opens

In May 2007, Shinsei Bank opened a Financial Center in Kashiwa, a major commercial hub in Chiba prefecture, on the outskirts of Tokyo. Customers can visit the Center from 11 a.m. to 7 p.m. every day except Sunday. In addition to opening accounts, individuals can visit the Center for asset management consultation. Financial consultants will prepare a personalized plan and selection of investments based on the individual's knowledge, experience, objectives and financial position.

New call center in Fukuoka

Shinsei Bank began operations at its second domestic call center in June 2007. Located in Fukuoka, the largest city in Kyushu, the new facility shortens waiting times for customers by increasing capacity.

Expansion of ATM network inside Japan Railway (JR) and major railway stations

We expanded our ATM network by opening a new ATM inside JR Mitaka (Tokyo) and Kyoto stations in December 2007 and January 2008, respectively. Our ATM network also includes stations on the Tokyo Metro, Keikyu and Kintetsu Railways. With 76 ATMs at 49 stations (as of March 31, 2008), Shinsei boasts the largest ATM network in the Tokyo Metro.

Shinsei Bank commences joint ATM tie-up with Miura Fujisawa Shinkin Bank

Shinsei Bank commenced a joint ATM tie-up with Miura Fujisawa Shinkin Bank from September 2007. The new partnership enables Shinsei *PowerFlex* cash card holders to make free of charge cash withdrawals and account balance inquiries at ATMs operated by Miura Fujisawa Shinkin Bank.

PowerSmart Home Mortgage

From January 2008, *PowerSmart Home Mortgage* customers can make early repayments in one-yen increments via Shinsei *PowerDirect* (Internet banking) and via our call center. *Power Smart Home Mortgages* require neither a guarantee fee nor early repayment fee. In addition, customers can change the amount of early repayment or terminate the function via Shinsei *PowerDirect*.

POWERSMART HOME MORTGAGE — EXCEEDING EXPECTATIONS —


Customers at Head Office Shinsei Financial Center

The number of customers and loans actually made through our *PowerSmart Home Mortgage* has been constantly increasing, thanks to some highly acclaimed features such as the absence of a guarantee fee or early repayment fee and SmartPay (automatic early repayment). We are listening to customers' comments and striving to reflect them in our product development and sales activities. In fiscal year 2007, we acted on feedback from customers who said they wanted to complete their mortgage payment as early as possible, with control over the amount and timing of payment. To further enhance our existing early repayment feature, we began offering *PowerSmart Home Mortgage* customers the choice of specifying the amount of early repayment via Shinsei *PowerDirect* (Internet banking) in January 2008. The addition of this new function to the *PowerSmart Home Mortgage* enables customers to make loan payments from as little as one yen through the Internet, thus accelerating the repayment process.

In addition to product enhancement, we have looked to streamline the screening process for *PowerSmart Home Mortgage* by providing various follow-up services to applicants.

Customers at the Head Office Shinsei Financial Center who have chosen *Shinsei PowerSmart Home Mortgage* said, "the quality and terms of products, as well as service and consultation by the sales staff, all exceeded our expectations. We are happy to call on Shinsei for one of our most important decisions in life."

We are committed to exceeding expectations by delivering continuously high levels of service and offering products that meet our customers' needs, while actively engaging in the development and sales of other financial products.

BANKING INFRASTRUCTURE

Our goal is to build and sustain a robust IT platform with versatile functions and features that our businesses can rely on to drive growth. We endeavor to provide our businesses with optimal solutions to deliver the best quality products and services for our customers, enabling us to offer the best pricing in the marketplace. For our businesses, technology must provide a distinct competitive advantage allowing them to offer unique products and services unmatched in the industry. We strive to remove every opportunity for mistakes and errors in our designs and build capability that allows customers to conduct their own transactions.

IT Platform Driving Highly Automated Processes

We break our work down into individual tasks and organize them as structured processes that are backed up by our IT systems, delivering a very high quality automated and paperless work environment. Tasks are presented to our staff along with the information necessary to complete them, allowing people with generalist skills to perform all the work with minimal training. The flexibility and convenience of our IT platform powers the rapid growth of the entire Shinsei Bank Group. Shinsei Bank is an industry leader in customer satisfaction, launching new products and services that meet the needs of our institutional and retail clients. The focus on excellence never ends, as we continually review our operations and increase the use of automated processes to ensure we have the resources to support our growth.

The key difference between us and the competition is that we look at the entire operation as if it were a large computer, categorizing ourselves into three classes of "machines": a class of machines that process transactions for customers and the Bank; another that controls the processes; and a third which controls all of the data processing "machines." This approach applies to the entire process chain, from direct customer contact all the way to the back-end of accounting, reporting and gateway of financial transfers. We differentiate ourselves from the competition in almost all aspects of our IT systems, including the way we have organized our work; we do not use supervisors to check transactions, as machines check the transactions.

High Degree of Flexibility

Shinsei has built a unique IT platform among banks. It was created to be flexible, enabling the Bank to move quickly to seize opportunities in both the institutional and retail markets and offer new products and services to our customers. It is scalable, allowing the Bank to grow rapidly without straining personnel and resources. Our infrastructure is built to be flexible and interchangeable, leveraging the strength of existing systems and continuously incorporating new developments and innovations. The modular platform is designed to be continually updated and improved. As a result, building blocks can be added seamlessly to enable the Bank to handle complex transactions effortlessly. The design allows Shinsei to quickly and inexpensively update new technology or software needed to support a new product offering.

Highly Secure

Most importantly, our IT platform ensures the safety and security of our customers and their transactions. The redundancy we have built into the system ensures our customers' experience, whether online or at a branch, is best in class. The Bank's technology platform has multiple levels of redundancy, with back-up systems located in a number of facilities. Should any of our sites go down, there are several other sites positioned to take over and ensure the customer experience is not interrupted.

We have increased capacity to our host machines with the new data center in Fukuoka prefecture. To ensure that we always have command and control capabilities, we have built a second command center in Singapore. For processing customer documents we have established an additional center in Chiba prefecture. Taken together, they make our platform highly robust and resilient.

Scalable

We are able to scale up our operations very rapidly because all our IT systems are made up of discrete components, and we can add components as needed. Work is spread out and assembled around various stations and does not occur at a single point. Organized quite literally like a factory, with IT systems deployed as in a factory, this structure is extremely resilient. Even when we add new machines, we do not stop our operations as our businesses are working around the clock. This allows us to deliver uninterrupted service to our customers, even as we introduce new changes on the running platform.

Empowering Our Customers

We are transparent to our customers through our processes and technology. This is to make sure that we do not make a mistake as a result of a lack of experience in serving the customers. Our systems are designed for self-service, including a capability called "assisted channel," which allows customers to initiate and complete their transactions quickly.

Our IT capabilities are designed to be highly visible in order to service the customer. All the tools are available within easy reach at any of our Financial Centers, including the ATM, a call center hotline and an Internet terminal for account access. We keep housing loan applicants constantly updated on documents to be submitted and the status of their applications through periodic mailings and whenever they contact the call center. As a result, the entire process is highly transparent and customer-friendly.

We are Where Our Customers are

We have tried to create a model where our customers can either call us on the phone or visit any of our branches. Everything that can be done in person can be done over the Internet, as it is available through all channels, and this applies for all our institutional and retail customers. Our basic belief is: "We will be where you are."

Our customer sessions are highly interactive, with the customer in full control of their account in all dimensions. We wrap the Bank, as well as the technology, around the customer, whether over the Internet, on the phone or in-person at our branches. We focus our technology in a way that conveys to the customer: "You are the only customer we have."



DESCRIPTION*

Many managers think that developing and rolling out a major IT system is like putting up a warehouse: You build it and you're done. But that does not work for IT anymore. Taking that approach results in rigid, costly systems that are outdated from the day they are turned on. What's needed for today's businesses is IT that serves not only as a platform for existing operations but also as a launchpad for new functions and businesses. In this article, the authors present a path-based approach that addresses the primary challenges of IT: the difficulty and expense of mapping out all requirements before a project starts because people often cannot specify everything that they need beforehand; the other unanticipated needs that almost always arise once a system is in operation; and the tricky task of persuading people to use and "own" it. Japan's Shinsei Bank emerged during the authors' research as a standout among the companies applying the path-based method. The firm designed, built, and rolled out its system by forging together, not just aligning, business and IT strategies; employing the simplest possible technology; making the system truly modular; letting it sell itself to users; and ensuring that users influence future improvements. Some of the principles are variations on old themes, while others turn the conventional wisdom on its head.

* The description for the Harvard Business Review article "Radically Simple IT" by David Upton and Bradley R. Staats (March 2008) is taken from the Harvard Business Publishing website www.harvardbusiness.org.

MANAGEMENT STRUCTURE

DIRECTORS AND EXECUTIVES

As of June 1, 2008

BOARD OF DIRECTORS



Thierry Porté
President, Chief Executive Officer,
Shinsei Bank, Limited



Junji Sugiyama*2
Chairman,
Shinsei Bank, Limited



Michael J. Boskin*1
Professor,
Stanford University



Emilio Botín*1
Chairman,
Grupo Santander



J. Christopher Flowers
Chairman,
J. C. Flowers & Co. LLC



Yukinori Ito*1
President and CEO,
Centennial Economic Advisors (Japan), Inc.,
Former Professor,
Teikyo University



Shigeru Kani*1
Former Director, Administration Department, The Bank of Japan,
Professor,
Yokohama College of Commerce



Fred H. Langhammer*1
Chairman, Global Affairs,
The Estée Lauder Companies, Inc.



Minoru Makihara*1
Senior Corporate Advisor,
Mitsubishi Corporation



Yasuharu Nagashima*1
Lawyer



Lucio A. Noto*1,*2
Former Vice Chairman,
Exxon Mobil Corporation



Nobuaki Ogawa*1
Lawyer



Hiroyuki Takahashi*1
Former Director,
Japan Corporate Auditors Association



John S. Wadsworth, Jr.*1
Advisory Director,
Morgan Stanley

SENIOR ADVISORS



Takashi Imai
Senior Advisor, Honorary Chairman,
Nippon Steel Corporation



Paul A. Volcker
Former Chairman,
Board of Governors of the Federal Reserve System



Masamoto Yashiro
Former Chairman and CEO,
Shinsei Bank, Limited

Fiscal Year 2007
Board of Directors meetings
Meetings: 13
Attendance: 87%

*1 Outside Directors
*2 Scheduled to retire on June 25, 2008

COMMITTEE MEMBERSHIPS

NOMINATION COMMITTEE
Minoru Makihara (Chairman)
Michael J. Boskin
J. Christopher Flowers
Lucio A. Noto
Thierry Porté

Fiscal Year 2007 meetings
Meetings: 2
Attendance: 90%

AUDIT COMMITTEE
Hiroyuki Takahashi (Chairman)
Yukinori Ito
Shigeru Kani
Yasuharu Nagashima
Nobuaki Ogawa

Fiscal Year 2007 meetings
Meetings: 13
Attendance: 97%

COMPENSATION COMMITTEE
John S. Wadsworth, Jr. (Chairman)
Emilio Botín
J. Christopher Flowers
Fred H. Langhammer
Minoru Makihara

Fiscal Year 2007 meetings
Meetings: 3
Attendance: 73%

STATUTORY EXECUTIVE OFFICERS



Thierry Porté
Representative
Statutory Executive Officer,
President, Chief Executive Officer



Sang-Ho Sohn
Senior Managing Executive Officer,
Head and Chief Executive of
Institutional Banking Group



Norio Funayama
Statutory Executive Officer,
General Manager of Office of
Strategy Management



Junji Sugiyama*
Representative
Statutory Executive Officer,
Chairman



Hirotaka Terai*
Senior Managing Executive Officer,
Head and Chief Operating Officer of
Retail Banking Group



Michimasa Honda
Statutory Executive Officer,
General Manager of
Financial Institutions Business and
Public Sector Finance Division



Dhananjaya Dvivedi
Senior Managing Executive Officer,
Group Chief Information Officer,
Head of Banking Infrastructure Group



Junzo Tomii
Senior Managing Executive Officer,
Head of Institutional Banking Group



Michiyuki Okano
Statutory Executive Officer,
Head of Operations Sub-Group,
Head of Retail Services Sub-Group



Rahul Gupta
Senior Managing Executive Officer,
Chief Financial Officer



Kazumi Kojima
Managing Executive Officer,
Head of Corporate Affairs Group



Yoshikazu Sato
Statutory Executive Officer,
Head of Technology Sub-Group



Masazumi Kato
Senior Managing Executive Officer,
Head of Institutional Banking Group



Kazuya Fujimoto
Statutory Executive Officer,
Head of Public Sector
Finance Sub-Group



Takashi Tsuchiya
Statutory Executive Officer,
Head of Advisory Sub-Group

* Scheduled to retire on June 25, 2008

ORGANIZATION

As of June 1, 2008

Customers

- Board of Directors
  - Nomination Committee *1
  - Audit Committee — Office of Audit Committee
  - Compensation Committee *2
- Chief Executive Officer
  - Internal Audit Division*3
- Management Committee *1
  - Office of Strategy Management
  - Office of CLO
  - Human Resources Division*2
  - Office of Corporate Secretary*1
  - **Legal and Corporate Governance Group (LCG)**
    - Compliance Division
      - (Financial Crime Information Department)
    - Legal Division
    - Investor Administration Office
  - **Institutional Banking Group (IBG)**
    - IB Business Division
      - (Corporate Customer Service Department)
    - Alternative Investment Division
    - Capital Markets Division
    - Process Control Division *5
    - CBB Sub-Group
      - Business Promotion Unit I–V
      - Corporate Business Unit I–II
      - Business Development Unit
      - Finance Company Business Unit
      - Financial Sponsor Business Unit
      - Osaka Corporate Business Unit
      - (Unit at Specific Branch)*6
    - Real Estate Finance Sub-Group
      - Real Estate Finance Division
      - Real Estate Business Division
    - Advisory Sub-Group
      - Corporate Advisory Division
      - Solution Advisory Division
      - International Corporate Banking Division
    - Principal Transactions Sub-Group
      - International Principal Finance Division
      - Corporate Solutions Division
      - Private Equity Division
      - Credit Trading Division
      - Real Estate Principal Investment Division
      - Specialty Finance Division
      - Healthcare Transactions Division
    - FIB Sub-Group
      - FIBD I
      - FIBD II
      - (Unit at Specific Branch)*6
      - FIPSD*7
    - PSF Sub-Group
      - FIPSD*7
      - Osaka FIPSD*7
      - (Unit at Specific Branch)*6
    - Consumer and Commercial Finance Sub-Group
    - Asset Management Sub-Group*4
      - Asset Management Division
    - Wealth Management Division*4
  - **Retail Banking Group (RBG)**
    - Marketing Division
      - (Customer Service Department)
    - Platinum Banking Division*8 — 30 Financial Centers*9 (Branches)
    - Direct Banking Division
    - Channel Planning Division
    - Retail Products Division
      - (Insurance Business Management Department)
    - Loan Products Division
    - Retail Business Division
    - Retail Business Strategy Division
    - Excellence in Banking Division
    - Retail Compliance Division
    - Retail Services Sub-Group
      - Retail Services Division
      - Channel Management Division
      - Retail Technology Division
  - **Finance Group (FNG)**
    - Financial Controlling Sub-Group
      - Group Business Controlling Division
        - (Expense Control Department)
      - Group Regulatory Accounting and Tax Division
        - (Basel II Project Management Department)
      - Group Financial Accounting Division
      - Capital Markets and Treasury Product Control Division
    - Treasury and Corporate Sub-Group
      - Group Treasury Division
      - Group Investor Relations Division
      - Group Financial Strategies Division
      - Group Corporate Analytics Division
      - Group Corporate Development Division
      - Group J-SOX Program Office
      - Office of CFO
    - Corporate Value Division *10
      - (Office of Corporate Sustainability)
      - (Office of Brand Management)
      - (Office of Corporate Philanthropy)
  - **Banking Infrastructure Group (BIG)** *5
    - Control Sub-Group
      - Operations Planning and Administration Division
    - Technology Sub-Group
      - Information Technology Division
      - Technology Support Division
    - Operations Sub-Group
      - Operations Services Division Grand Cayman Branch
      - Operation Support Division
      - Centralized Operations Division
  - **Risk Management Group (RMG)**
    - Portfolio and Risk Management Division
    - Market Risk Management Division
    - Credit Risk Division
    - Financial Engineering Risk Management Division
    - Retail Banking Risk Management Division
    - Risk Management Planning and Policy Division
    - Operational Risk Management Division
  - **Corporate Affairs Group (CAG)** *10
    - Corporate Communications Division
    - General Services Division
      - (Head Office Relocation Preparation Department)
    - Credit Assessment Division

*1 Office of Corporate Secretary shall act as the secretariat for the Board of Directors, Nomination Committee and Management Committee.
*2 Human Resources Division shall act as the secretariat for the Compensation Committee.
*3 Internal Audit Division shall report to CEO and to Audit Committee directly.
*4 As the Asset Management Sub-Group and Wealth Management Division are cojurisdiction (Joint Venture) of IBG and RBG, each Division shall report to both Group Heads.
*5 Process Control Division is attached to IBG, however it shall report to the Head of BIG as well.
6 Sapporo, Sendai, Kanazawa*, Nagoya, Hiroshima*, Takamatsu and Fukuoka (*:excl. PSF Sub-Group)
*7 These business divisions are placed under the direction and supervision of respective Sub-Group Heads for each customer based on its category.
*8 Incl. Ginza Annex and Nihombashi Annex
*9 Head Office, Sapporo, Sendai, Kanazawa, Omiya, Kashiwa, LaLaport, Tokyo, Ikebukuro, Ueno, Kichijoji, Shinjuku, Shiodome SIO-SITE, Roppongi Hills (incl. Keyakizakadori Annex), Shibuya (incl. Omotesando Hills Annex), Hiroo, Meguro, Futakotamagawa, Hachioji, Yokohama, Fujisawa, Nagoya, Kyoto, Osaka, Umeda (incl. Hankyu-Umeda Annex), Namba (incl Shinsaibashi Annex), Kobe, Hiroshima, Takamatsu and Fukuoka.
*10 Corporate Value Division shall belong to both FNG and CAG. It shall report to both Group Heads.

Abbreviation

CBB Sub-Group:	Corporate Banking Business Sub-Group
FIB Sub-Group:	Financial Institutions Business Sub-Group
FIBD:	Financial Institutions Business Division
FIPSD:	Financial Institutions Business and Public Sector Finance Division
PSF Sub-Group:	Public Sector Finance Sub-Group

CORPORATE GOVERNANCE

In its efforts to enhance corporate governance, Shinsei Bank has implemented a system of prompt decision-making, as well as transparent and objective management, since its new start in 2000. In order to achieve this, we have clearly separated the roles and responsibilities between the Board of Directors and management. While the functions of basic policy decision-making for long-term management strategy and business execution oversight are overseen by the Board of Directors, daily business operations are under the control of management. To ensure vigorous corporate governance, Shinsei Bank adopted a "Company with Committees" (*iinkai-setchi-gaisha*) board model, effective as of June 2004.

Shinsei Bank has adopted the following specific approaches to enhance corporate governance.

Committees Board Model/Internal Control

Company with Committees

In order to ensure a system that enables corporate governance to function more effectively, the Bank adopted a "Company with Committees" (*iinkai-setchi-gaisha*) board model as set out in the Corporation Act. As a Company with Committees, daily operational functions are delegated to management (statutory executive officers (*shikkouyaku*)), while the Board of Directors prepares mid- and long-term basic policies and supervises business execution. In addition, we established Nomination, Audit and Compensation Committees, which report to the Board of Directors pursuant to the Corporation Act. This system enables the Bank to ensure transparency, independence and interactive checking in its basic management structure. Delegating a wide scope of business execution authority to statutory executive officers has ensured prompt decision-making while also strengthening the Board of Directors' business monitoring function. We believe that this board model best serves the interests of our stakeholders.

Board of Directors

The Board of Directors is responsible for determining long-term management strategy, ensuring that management is working to maximize shareholder returns and evaluating and supervising management decisions. The Board is composed of two directors who also hold positions as statutory executive officers and 12 directors (including 11 outside directors) with extensive

Corporate Governance System Chart (as of June 1, 2008)


Board of Directors
(14 Directors, including 11 Outside Directors)
Strategy Development and Monitoring
Nomination Committee
(5 members including 3 Outside Directors)
Audit Committee
(5 Outside Directors)
Compensation Committee
(5 members including 4 Outside Directors)
Chief Executive Officer
Internal Audit Division
External Auditor
Business Management and Operational Execution
Chairman
Management Committee
(15 Statutory Executive Officers)
Business Groups and Subsidiaries and Affiliates
Institutional Banking Group
Retail Banking Group
Finance Group
Banking Infrastructure Group
Risk Management Group
Corporate Affairs Group
Legal and Corporate Governance Group
Shinsei Trust & Banking
Shinsei Securities
APLUS
Showa Leasing
SHINKI
Other Subsidiaries and Affiliates
Business Groups
Subsidiaries and Affiliates

experience in business, financial, academic and legal fields both in Japan and abroad. These 12 directors provide independent and objective opinions to management at the Board of Directors meetings and play an important role in corporate governance. Established under the Board of Directors, the following three statutory committees —composed primarily of outside directors— act to improve the soundness, transparency and appropriateness of management. The Nomination Committee identifies and reviews Director candidates. The Audit Committee monitors management's business execution. The Compensation Committee determines remuneration for directors and statutory executive officers.

Statutory Executive Officers/
Management Committee and Other Committees

The statutory executive officers, appointed and monitored by the Board of Directors, are responsible for running the Bank and implementing its business strategy based on the policies set forth by the Board of Directors. They include experienced finance and management specialists drawn from leading global financial services companies who review and discuss the key issues addressed by the Management Committee, which serves as the decision making body for the CEO. We are committed to attracting, partnering with and retaining top financial professionals, regardless of nationality or gender. As of June 1, 2008, four out of the 15 statutory executive officers were expatriates.

With the Bank expanding specialized offerings, we have established Group-wide committees to enable a swift and appropriate response. Shinsei Bank's primary committees include ALM, Compliance, Risk/Investment, Credit, New Business/Product, SME Loan, IT, Corporate Philanthropy, Basel II Steering and J-SOX Program Steering committees, and are chaired by the CEO, statutory executive officers or Group heads.

Transactions with Directors and Major Shareholders

In January 2008, a group of investors led by J.C. Flowers & Co. LLC and affiliates completed a tender offer for Shinsei Bank. In February 2008, the Bank increased its capital through a third-party allotment to the same group of investors. As a result, this group of investors, with which Mr. Flowers is influential became Shinsei Bank's largest shareholder. In accordance with the Bank Rule, the Bank has established a process for obtaining approval from the Board of Directors for transactions with parties related to the Bank that may involve a conflict of interest. Furthermore, in order to ensure the Bank's independence from major shareholders, as required by the Banking Law, the Bank established a new Bank Rule requiring the Board of Directors to judge transactions with major shareholders in accordance with a set of guidelines. The Bank has prepared and implemented this system to protect the interests of stakeholders based on objective judgment under the new shareholder structure.

Ensuring Internal Control

To enable appropriate corporate governance, it is necessary to prepare a system that ensures proper governance of internal audit and legal/compliance functions and a structure for monitoring business execution and decision-making centered on the Board of Directors. Putting in place the internal control system required by the Corporation Act, and ensuring internal control so that financial statements comply with the accuracy requirements of the Financial Instruments and Exchange Law are also important elements of corporate governance. Even though internal control is the responsibility of management, the overall internal control system takes measures to ensure specific internal control in each of the groups that carry out actual operations. Specifically, our "Internal Control Rules" and other related rules established by the Board of Directors stipulate that statutory executive officers are to establish and operate internal control systems for the operations they manage, and that all statutory executive officers and employees are obliged to observe these systems. Furthermore, we have enhanced the effectiveness of the internal control system by holding internal control meetings in order to ensure that adjustments are made between groups and that balanced and advanced systems are implemented uniformly throughout the Bank as a whole.

We specify in the Charter of Ethics and Internal Control Rules that we will take a firm and resolute stand against anti-social organizations.

Legal and Compliance Activities

The Compliance Division and Legal Division form a part of the Legal and Corporate Governance Group headed by the General Counsel. The two Divisions work closely together and play a central role in our corporate governance.

Compliance Systems Organization

We have, with a strong belief that thorough compliance must be one of the most important management missions, established a robust compliance system to help enable sound and proper

management that earns public trust. The Compliance Committee, Compliance Division and individual compliance managers within various business and support units constitute the main elements of our compliance organization. The Compliance Committee, with our CEO as its chairman, examines and discusses important compliance matters. The Compliance Division plans various measures concerning compliance risk and implements these measures through central management. Every division, department or branch in the Bank also has a compliance manager to act as the point of contact for compliance-related matters. These managers' duties also include periodical reporting to the Compliance Division on compliance-related issues. This enables the Compliance Division to conduct Bank-wide monitoring of how various measures are being implemented as well as to provide centralized compliance guidance.

Compliance Activities

We implement an annual compliance program that outlines our compliance-related plans, including compliance enhancement activities such as creating and updating internal rules. We place special focus on training programs for compliance awareness, including periodic training on important subjects, and are working to increase the effectiveness of this training by introducing active e-learning courses alongside classroom training.

Legal Supervision

Banks are required to comply with a wide variety of laws and regulations in their day-to-day business operations. Violations may severely damage not only our credibility and reputation as a financial institution, but that of the overall banking system itself. In terms of individual transactions, we may face unexpected claims for damages if our contracts are unreasonable or we act inadvisably during the process of negotiation leading up to contract execution. Prevention and proper management of these legal risks are now the most important mandate for a bank's business conduct. The Legal Division is in charge of legal affairs, including compliance with corporate and transactional laws, legal documentation and litigation supervision. The Legal Division, working with the Compliance Division, also supports our overall compliance systems.

Internal Audit

The importance of risk management is becoming increasingly acute with the increased diversification and complexity of risks relating to the Bank's operations. The role of the internal audit is to independently assess the effectiveness of risk management measures and internal controls. This, in turn, helps maintain and enhance our corporate governance.

The Internal Audit Division (IAD) of the Bank reports directly to the CEO and also to the Audit Committee of the Board of Directors. IAD supports the CEO in his responsibility for controlling business execution, and in particular for establishing an effective system of internal controls. IAD provides independent and objective assessments of the effectiveness of risk management, control and governance processes; the reliability of information and information technology systems; and compliance with statutory, legal and regulatory requirements as well as internal policy and procedure requirements of the Bank. IAD also maintains a close relationship with the Audit Committee and provides them with internal audit-related information.

IAD is independent from all the organizations subject to internal audits, and from day-to-day operational activities and control processes including regular preventive and detective controls.

IAD adopts a risk-based audit approach and conducts a comprehensive risk assessment based on macro-risk assessment —to capture high-level risks across the Bank— and micro-risk assessment to assess the risks inherent in each business or process audited. IAD prioritizes the allocation of audit resources to businesses or processes with higher risk profiles.

It is important to gather relevant information about the business to improve effectiveness and efficiency of internal audit activities. IAD has been enhancing off-site monitoring activities by attending key management meetings, reviewing internal control documents and holding regular meetings with senior management.

Comprising the Business Audit Team, the IT Audit Team and the Quality Control and Planning Team, IAD takes the initiative in developing our internal auditors' expertise, and in particular, strongly encourages them to obtain professional certifications such as Certified Internal Auditor and Certified Information Systems Auditor. IAD has also been enhancing its infrastructure in addition to developing new audit methodologies.

An external consulting firm conducts a quality review on IAD's internal audit activities in order to objectively identify opportunities for improvement. IAD also involves Group subsidiaries' internal audit divisions in its drive for continuous improvement.

RISK MANAGEMENT

Fiscal Year 2007: Dislocation of Financial Markets

Fiscal year 2007 proved to be very challenging for Shinsei Bank, as well as for many other financial institutions around the world. By midsummer 2007, market liquidity had disappeared for certain asset classes, severely impacting the valuation of many of our structured instruments.

In selecting our international investment and lending activities, we have allocated Risk Capital to countries where we could partner with established local institutions and we have focused our efforts where we have a strong track record.

In fiscal year 2006, we felt the impact of the deterioration in our U.S. residential mortgage exposure, and to a lesser extent, the decline in structured credit markets worldwide. When initially making our U.S. investments, we saw the U.S. residential market as large, deep and well diversified. We directed our investments into the relatively safer end of the non-prime residential mortgage spectrum, which we felt was a more attractive opportunity than subprime. However, soon after the subprime market was brought to a virtual standstill, contagion spread to all non-prime assets. As a result of this unprecedented market dislocation, we made prudent mark-downs and reserves for our U.S. residential exposure as well as certain other structured loans and investments.

We will continue to carefully monitor markets and our exposures both in Japan and overseas, especially those most vulnerable to credit market turmoil. The Risk Management Group is working closely with our business divisions —"better together"— to proactively identify market trends, carefully manage our portfolio, tighten our investment/lending criteria, curtail certain activities and reallocate Risk Capital accordingly.

Overview

At Shinsei Bank, we emphasize that "risk is an element of our business, concerning all employees." We endeavor to foster a risk-aware culture throughout our organization. We must take risk, and we do so in an intelligent, disciplined and collaborative manner.

The Risk Management Group works in partnership with all business units to ensure that risks are fully acknowledged and properly balanced with returns, while establishing a set of policies and guidelines. Quantitative and consistent risk analysis is regularly provided to decision makers, ensuring that they reach balanced judgments. Ongoing performance is rigorously monitored and reported to senior management so that the Bank's activities are fully analyzed. Risk management is conducted on an integrated basis. The Risk Management Group quantifies a variety of risks throughout the organization, including credit, market and operational risk, along with relevant correlations. In addition to calculating the risk portfolio's expected loss, we also estimate Risk Capital (also known as 'economic capital'), which is our measurement of unexpected loss to a statistical degree

Risk Management System Chart



Board of Directors
Audit Committee
Chief Executive Officer
Internal Audit Division
Management Committee
Delegation of Authority
Audit
• Risk/Investment Committee
• Credit Committee
• ALM Committee
• Market Risk Management Committee
• Compliance Committee
• IT Committee
Risk Management Group (7 Divisions)
Main Task: To Establish Risk Policies/Risk Control Framework, Quantify Risk, Attribute Risk Capital and Monitor & Report
Portfolio and Risk Management Division
Market Risk Management Division
Credit Risk Division
Financial Engineering Risk Management Division
Retail Banking Risk Management Division
Risk Management Planning and Policy Division
Operational Risk Management Division
Credit Risk
Market Risk / ALM
Operational Risk
Business Groups and Subsidiaries

of confidence agreed upon in partnership with senior management. The Risk Management Group attributes Risk Capital to all transactions and activities, thereby ensuring that risk is managed consistently with other business indicators. Shinsei strives to meet the highest global standards in risk management.

Comprehensive Risk Management

Basic Concept of Risk Management Systems

In order to run highly-profitable operations, a financial institution must understand the basic challenges of risk management, namely, how to take and how to face risks.

For this reason, it is necessary to monitor whether risks are taken in line with Bank-wide policies as well as individual operational policies, whether risks remain within appropriate limits and whether they are adequately controlled by the respective sections in charge.

Financial institutions are exposed to various risks, including credit risk, market risk, liquidity risk, operational risk, systems risk, legal risk and compliance risk.

To Achieve Comprehensive Risk Management

Shinsei Bank sets forth its "Shinsei Bank Risk Management Policy" as a basic management policy in order to recognize risks and implement proactive controls based on an understanding of the total risks faced by the Bank as a whole. Under this Policy, risks are categorized as inherent within a financial institution's operations, and risk management is the basic principle for understanding the risks to which Shinsei Bank is exposed. Furthermore, risk management is the principle underlying the policies and procedures under the "Shinsei Bank Risk Management Policy," the highest-level bank rule.

Comprehensive risk management means detailed monitoring of each risk involved in individual operations, as well as the understanding of total bank-wide risks, and quantifying risks to the greatest extent possible. Estimating "Risk Capital," which is an integrated control approach, requires measurements for each risk category, namely (1) credit risk, (2) structured credit and other investment risk, (3) market risk, (4) interest rate risk, (5) liquidity risk, and (6) operational risk. In this way, our management capabilities and risk acquisition activities are controlled in an integrated manner by monitoring the Bank-wide risk volume and Group-specific capital attribution status.

As to risks inappropriate for quantification, or those that are very difficult to measure, continuous efforts are made to minimize such risks by introducing a system of checks-and-balances to enhance internal audits, and by taking necessary measures, including prevention of risk disclosures.

Shinsei Bank's senior management has delegated certain risk management authority to specific committees including the "Risk/Investment Committee," "Credit Committee," "ALM Committee" and "Market Risk Management Committee." Risk management policies are determined after thorough discussions among staff members with operational experience and expertise.

Tier I and Risk Capital by Risk Category



800
(Billions of yen)
600
400
200
0
Tier I
679
144
Others
96
Structured Credit
and Other
Investment Risk
208
Credit Risk
230

Assuming no correlation impact between risk categories, Risk Capital usage would be: Credit Risk 301, Structured Credit and Other Investment Risk 274 and Others 116.

Categories of Risk Capital

Risk Capital	Unexpected Loss calculated by subtracting expected loss from estimated maximum loss of which time horizon is one year.
Credit Risk	Measured by subtracting expected loss from Credit Value at Risk (Credit VaR). Credit VaR is estimated maximum loss calculated by a simulation utilizing data including probability of default, exposure at default, loss given default, etc.
Structured Credit and Other Investment Risk	Measured by the most appropriate combination chosen for each investment from some methods such as default loss distribution, value range distribution, sensitivity to other factors, etc.
Market Risk	Measured by calculating estimated maximum loss from market risk based on Value at Risk method (VaR method), of which time horizon is one year.
Interest Rate Risk	Sum of Japanese yen interest rate risk measured by Value at Risk method (VaR method) and other currencies interest rate risk measured by bpv method.
Liquidity Risk	Measured by estimating liquidity gap under a stress scenario, and additional funding cost in such a case.
Operational Risk	Estimated maximum loss calculated by a simulation based on frequency and severity distributions which will be derived from actual historical loss data and scenario loss data.
Total Risk Capital	Calculated by subtracting effect of correlation across risk categories from simple sum of Risk Capital for each risk category.

Credit Risk Management

Credit risk is defined as the risk of loss due to a counterpart defaulting on contractual debt obligations.

Our model for credit risk management focuses on securing adequate return on risk, avoiding excessive concentration in particular sectors or to particular obligors, and managing the credit portfolio with an awareness of potential losses under a worst-case scenario.

To achieve these goals, Shinsei Bank clarifies basic policies of credit operations and specific guidelines for credit risk management in the "Shinsei Bank Core Credit Policies," "Credit Procedures" and other procedures.

Credit risk management processes are roughly classified into credit risk management for individual transactions and portfolio-based credit risk management, as follows.

Credit Risk Management for Individual Transactions

(1) ORGANIZATION/SYSTEMS

What is important in credit risk management for individual transactions is to create effective checks and balances within the flow from transaction development to credit approval to after-the-fact control operations. As a general rule, Shinsei Bank assigns approval authorities to the independent credit analysis section in the Risk Management Group. Moreover, the appropriateness of this series of credit-related operations is verified by the Internal Audit Division, which is independent from the business promotion and credit analysis sections, thereby ensuring the check-and-balance function.

Credit approval authorities are not assigned to individuals with specific posts in an exclusive manner. They are operated in a credit determination process that primarily calls for joint approvals, so as to enhance objectivity and transparency of the approval determination processes.

Shinsei Bank actively undertakes credit-related operations in new fields, such as credit trading, in order to meet diverse customer needs and to take advantage of greater profit-earning opportunities in areas where we have the necessary know-how for optimum risk management. In order to manage these products, "Product Programs" are formalized describing the procedures and processes for each new product initiative. Each Product Program defines the strategic intent, investment parameters, delivery process, approval process, risk management guidelines and ongoing monitoring procedures. The Risk Investment Committee approves the risk limits, and designates approval authorities for each Product Program.

(2) OBLIGOR RATING SYSTEMS

Obligor rating systems, which are Shinsei Bank's internal rating systems, are outlined as follows.

CHARACTERISTICS OF
SHINSEI BANK'S OBLIGOR RATING SYSTEMS

- Increasing model accuracy and reflecting appropriate qualitative factors
- Ensuring conformity with external ratings agencies
- Properly reflecting obligors' consolidated-basis accounting systems
- Ensuring conformity with rating systems among industry classifications

More specifically, obligor ratings are determined by applying adjustments with qualitative factors to the model ratings calculated by our estimation models, which are created using data from external rating agencies. The "Credit Rating Committee" makes the final rating determination by joint approval, ensuring transparency. Moreover, we ensure conformity of obligor ratings with obligor categories based on the regulatory self-assessment requirements.

Obligor ratings are used in the standards of credit approval authority procedures and portfolio controls, and are the foundation for credit risk management.

Furthermore, we also apply a facility rating system based on expected losses that allows for improvement in the credit status, such as through collateral and/or covenants, from the perspective of obligor ratings and comprehension of the credit status of individual transactions.

Portfolio-Based Credit Risk Management

(1) MONITORING ANALYSIS SYSTEM

Controls must be carried out in such a way that risks are diversified in terms of industries as well as ratings. This is done on a portfolio basis, which is an aggregation of transactions, and operations of individual transactions must be conducted based on appropriate risk analyses. At Shinsei Bank, the Portfolio and Risk Management Division undertakes risk analyses of portfolios, and monitors the segment-specific risk diversification status including industry classifications, ratings, specific customers/groups and also rating fluctuations related to customers within the portfolios. The Division uses this information to provide reports to senior management and the Chief Risk Officer on a monthly basis.

(2) QUANTITATIVE MEASUREMENT OF CREDIT RISK

Quantitative measurement of credit risk means quantitatively measuring and assessing the likelihood of losses that may be incurred from changes in a customer's creditworthiness. The probability of default, an assumption based on past experiences and future outlook, and expected loss amounts based on collection ratios, are generally called "expected losses."

Losses which would be incurred in the worst case scenario and which cannot be estimated based on past experiences are generally called "unexpected losses." It is generally considered that Risk Capital can be quantified by measuring "expected losses" and "unexpected losses."

Shinsei Bank ensures adequate return levels against risks involved in each transaction by measuring expected losses and unexpected losses and reflecting them in the interest rate margin on loans. Moreover, changes in Risk Capital and profitability against risks are analyzed to achieve sound portfolio operations and asset allocation.

(3) CONCENTRATION GUIDELINES

Our concentration management framework consists of industry concentration guidelines, obligor group concentration guidelines, as well as effective review and countermeasures for matters outside the scope of the guidelines. These procedures are designed to insulate our credit portfolio against systemic shock or other extraordinary events.

(4) RETAIL EXPOSURE

While we manage corporate exposures based on obligor/facility ratings, we manage retail exposures on a "pool" basis, where exposures with similar characteristics are assigned to a particular group, and risks are purposely segmented.

Credit Risks Involved in Market-Related Transactions

Credit risks involved in market transactions, such as derivative transactions, are controlled based on fair value and estimations of future value fluctuations. The volume of risks associated with market transactions changes according to fluctuations in market rates after the transaction is closed and Shinsei Bank undertakes strict controls based on future value fluctuation forecasts.

Self-Assessments

As a result of introducing the "Prompt Corrective Action" system, financial institutions conduct self-assessment of their assets, such as loans, in order to adequately write off or set aside reserves.

Shinsei Bank has established a self-assessment system wherein the Credit Assessment Division, which is independent from the business promotion and credit analysis sections, is the section ultimately responsible for assessment.

More specifically, the criteria and procedures for self-assessment adhere to the Financial Services Agency's "Inspection Manual for Deposit-Taking Institutions." Accordingly, primary assessments and final assessments are conducted by the credit analysis section and the Credit Assessment Division, respectively. For some obligors, the business promotion sections and the credit analysis section carry out the primary assessments and secondary assessments, respectively.

Obligor categories and categorizations are reviewed in a timely manner according to changes in the obligors' financial fundamentals so as to mitigate the emergence of problem loans and to strengthen and update systems to ensure the timely and accurate management of troubled loans.

Measures to Meet Basel II Requirements

In order to comply with the credit risk regulations under Basel II, which came into effect at the end of March 2007, Shinsei Bank decided to adopt the F-IRB (The Foundation Internal Ratings-Based) Approach. This framework ensures strict internal controls for our internal rating systems, the basis of credit risk management, by the execution of the design and operations of internal rating systems and parameter estimations (the probability of default). The results of the internal rating systems are reflected not only in internal controls related to credit risks, but also in calculations of capital levels required under the regulations.

Market Risk Management

Market risk, which is the risk associated with changes in the value of financial instruments from fluctuations in bond prices, exchange rates, interest rates, stock prices, credit spreads and other market-determined price mechanisms, is inherent in all assets and liabilities, and in off-balance sheet transactions as well.

Market Risk Management Policy

We manage market risk by segregating the overall balance sheet into a trading book and a banking book. The ALM Committee, chaired by our CEO, is the senior review and decision-making body for the management of all market risks related to asset/liability management.

The actual risk limits for asset/liability management as well as trading, such as the value-at-risk (VaR) method, are approved by the ALM Committee. The VaR method is a procedure for estimating the probability of losses exceeding a specified amount based on a statistical analysis of historical market price trends, correlations and volatilities.

The Market Risk Management Committee serves as an arm of the ALM Committee and is chaired by the head of the Risk Management Group with senior representatives from related divisions. The Committee meets weekly to review detailed market risk and liquidity risk reports from the Market Risk Management Division, which is responsible for the objective and timely recognition, monitoring and reporting of market risk in both our trading and banking operations. In addition to reporting risk information to management, administrative divisions and front office units, the Market Risk Management Division carries out regular risk analyses and makes recommendations.

Trading Book

Methodology: We use the VaR method in our trading operations. Based on FSA approval, we use internal models for our General Market Risk VaR calculations for Basel II purposes. The VaR uses a 99% confidence interval, 10 day horizon period and 250 observation days. See the table below for VaR data.

The validity of the VaR model is verified through back testing, which examines how frequently actual daily profit or loss exceeds daily VaR for a one-day holding period. The back-testing results for fiscal year 2007 show that there were no days in which the loss amount exceeded VaR on a consolidated basis.

Actual Daily VaR

CONSOLIDATED

(ONE-DAY HOLDING PERIOD, 2.33 STANDARD DEVIATIONS)

Millions of yen

	2007			2008		
Fiscal years ended March 31	Average	Maximum	Minimum	Average	Maximum	Minimum
	526	739	287	**850**	**1,622**	**480**

VaR and Daily Profit or Loss (Back-Testing)


(Millions of yen)
4,000.0
3,000.0
2,000.0
1,000.0
0.0
-1,000.0
-2,000.0
Apr. 07
May 07
Jun. 07
Jul. 07
Aug. 07
Sep. 07
Oct. 07
Nov. 07
Dec. 07
Jan. 08
Feb. 08
Mar. 08
□Daily P/L
—VaR (One day, 2.33 Sigma)

BACK-TESTING ON THE VaR MODEL APPLIED TO THE TRADING DIVISION'S TRANSACTIONS

Back-testing involves comparing the actual losses to estimated VaR to confirm the reliability of the VaR method.

ASSUMPTIONS OF SHINSEI'S VaR MODEL

Method:	A historical simulation method except FX-related risks (variance-covariance method)
Confidence interval:	2.33 standard deviations (99% confidence interval)
Holding period:	One day
Days of observation:	250
Coverage:	Trading divisions

Histogram of Daily Trading-Related Revenue (Excluding Customer Margin)


60
(Number of Days) (For the fiscal year ended March 31, 2008)
40
20
0
9
12
21
47
53
50
27
9
5
5
7
<-200
-200
-100
-50
0
50
100
200
300
400
500<
(Millions of yen)

NON-CONSOLIDATED

(ONE-DAY HOLDING PERIOD, 2.33 STANDARD DEVIATIONS)

Millions of yen

	2007			2008		
Fiscal years ended March 31	Average	Maximum	Minimum	Average	Maximum	Minimum
	451	656	243	**743**	**1,388**	**383**

We conduct stress tests using approximately 40 scenarios. Stress tests are conducted on a weekly basis and reported to senior management at the Market Risk Management Committee meetings.

Our trading activity is carried out mainly on behalf of customers. The allocated Risk Capital for proprietary trading is less than 10% of total allocated Risk Capital.

Banking Book

Methodology: In our banking book, we use the basis point value (bpv) method and net interest income volatility as principal risk indicators. The bpv method measures the risk of changes in fair market value resulting from fluctuations in interest rates. Net interest income volatility measures the risk of changes in net interest income during a specified period, usually one year, due to fluctuations in interest rates.

BPV METHOD

The bpv method measures the risk of changes in fair market value due to fluctuations in interest rates. For example, 10 bpv indicates the change in fair market value when interest rates move 10 basis points, or 0.1%. The table below sets forth the impact on the fair market value of yen-denominated on-balance sheet and off-balance sheet items when interest rates decline 10 basis points.

Impact of a 10 Basis Point Interest Rate Decline on Yen Balance Sheet Fair Market Value (Non-Consolidated)

	Billions of yen					
	Three months or less	Six months or less	Over six months to one year	Over one year to three years	Over three years	Total
On-balance sheet	-0.0	-0.0	-0.4	0.0	0.5	-0.0
Off-balance sheet	-0.0	0.0	-0.1	0.2	0.6	0.7
Total	-0.1	-0.0	-0.5	0.2	1.1	0.7

Note: Positive figures indicate where a decline in interest rates will result in an increase in fair market value.
Negative figures indicate where a decline in interest rates will result in a decrease in fair market value.

Liquidity Risk

Our ALM Committee is the senior review and decision-making body for the management of liquidity risk. The ALM Committee manages liquidity risk by establishing the short-term liquidity gap structure limits and minimum liquidity reserve levels.

Our Liquidity Management Policy, reviewed and approved periodically by the ALM Committee, stipulates the guidelines and norms for appropriate liquidity risk management.

To quantify liquidity risk, we have developed three liquidity forecast models:

- Business-as-usual model: This model forecasts the liquidity situation on an ongoing basis. The output of this model is an estimate of the funds we need to raise under normal circumstances.
- Stress/event model: This is a liquidity forecast under extraordinary circumstances. The output of this methodology is the outflow of funds under extraordinary circumstances.
- Contractual maturity model: This is a liquidity forecast on the assumption that assets and liabilities will be liquidated at contracted maturity. The model indicates how much we need to raise based on our actual contractual obligations.

The output of these models is carefully analyzed and presented monthly to the ALM Committee together with a recommendation on the liquidity gap structure and minimum reserve level, which is determined as follows:

- The first requirement or test is that we should be able to survive in a crisis or emergency situation; based on the assumptions relating to inflow and outflow in a stress situation, the net cumulative outflow over a specified period should not exceed available reserves.
- If available reserves are insufficient to meet the test, then action to remedy the situation, such as increasing reserves or changing our liability profile, must be taken.
- If available reserves are sufficient to meet the test, then minimum liquidity level reserves may be reduced, but only in such a way that the first stress test (emergency survival test) is still met and the liquidity gap at various times is within approved gap limits.

Asset Liability Management Methodology

Interest Rate Risk

We take an integrated approach to managing interest rate risk, incorporating both on-balance sheet transactions, such as lending activities, and off-balance sheet transactions, such as swaps. We analyze and manage risk both in terms of fair market value and profit or loss for a given accounting period.

We set limits for fair market value risk according to the bpv method, whereby risk arising from interest rate fluctuation is restricted to a predetermined proportion of our shareholders' equity.

For profit or loss within a specific period, risk limits are set based on net interest income. Our future balance sheet is estimated by constructing a hypothetical model that includes expected rollover of lending and deposits, together with information from our current balance sheet and operational plans. Net interest income simulations are carried out using various statistically generated scenarios for market interest rate fluctuations. Based on these calculations, fluctuations of net interest income over a year are restricted to a predetermined range.

Operational Risk Management

1. Management of Operational Risk

Operational risk refers to the risk of loss resulting from inadequate or failed internal processes, people or systems or from external events. Operational risk requires organization-wide management, because it is inherent in any business activity and covers extensive risk areas.

To comprehensively manage operational risk, an Operational Risk Management Policy has been established to clarify the definitions of risk, our basic policy and system for risk management and a framework for identifying, evaluating, monitoring, reporting and controlling/mitigating risk.

The Operational Risk Management Division, which is responsible for Group-wide operational risk management, evaluates, analyzes and reports on the overall operational risks. Specific management divisions have been designated for respective risk areas comprising operational risk, such as operational and administrative risk and systems risk. They are implementing various controls, including the formulation of cross-organizational measures, standards and procedures for managing risk according to the risk characteristics of each area. The Operational Risk Management Division and specific management divisions hold monthly meetings to share information on risk management issues and measures and to discuss how to manage the common elements across the risk areas, thereby ensuring the effective management of operational risk.

Regarding measurement of operational risk, we have adopted the standardized approach for regulatory capital under Basel II. On the other hand, we have also quantified operational Risk Capital for internal use based on our internal model, by utilizing risk scenarios which reflect risk perception of business lines as well as historical losses. This quantification result has been used as part of the overall Risk Capital system.

2. Management of Operational and Administrative Risk and Systems Risk

Operational and administrative risk refers to the risk of incurring losses resulting from executives or employees' failure to perform accurate clerical work or from their errors or misconduct. Although we have expanded our Retail Banking business and developed our Institutional Banking business, we realize that appropriately addressing such operational risk is of crucial importance in order to offer reliable services to our customers.

As measures for such risk, the Operational Planning and Administration Division, responsible for control over the overall operational errors and losses, have established various guidelines such as an "Operations Guideline" and have also implemented operational flow improvement and supervision/training to improve our operational levels. When errors do occur, we try to prevent recurrences by compiling a database of such cases and analyzing the causes. Our extensive automation/computerization and customer self-service have succeeded in minimizing the occurrence of such mistakes/errors.

We believe that the following three factors are significant for our information system strategy: security/reliability, flexibility and scalability. In particular, we have kept our information technology infrastructure robust, secure and reliable in order to ensure the security of customers' transactions. We have also established a flexible system that enables us to provide new products/services to meet customers' constantly changing needs. In addition, we have tried to ensure scalability to respond to possible increases in the number of customers and transactions in the future.

We have set up a special team tasked with minimizing systems risk. We have also improved our risk management in terms of continuity of business planning, disaster recovery planning and safeguards against personal information leakage and unauthorized access.

With regard to continuity of business planning, we have undertaken a review by conducting regular tests in light of the growing social importance of banks' online systems.

In March 2005, we extended the scope of ISMS certification, which we received in March 2004, from ITD to the entire Banking Infrastructure Group and Retail Services Sub-Group. Furthermore, we have received certification to migrate to ISO/IEC27001, which became the international and domestic information security management system standard in March 2007, and have strived to enhance our approaches to information security measures.

We provide regular status reports to management and continue to make Bank-wide efforts to manage and minimize operational and administrative risk and systems risk.

CORPORATE PHILANTHROPY

Redefining Corporate Philanthropy at Shinsei Bank

In fiscal year 2007, we started to realign our corporate philanthropic initiatives to achieve greater impact from the events and organizations we underwrite. We have established a corporate philanthropy framework that classifies our corporate contributions into three main categories: commercial, strategic and community. We are now applying a value-added model to all corporate philanthropic initiatives that we support through direct cash and non-cash contributions. Through this model we apply a rigorous due-diligence process for appropriate awareness, alignment, promotion, monitoring, measuring and reporting of all our philanthropic activities. Furthermore, we strive to fulfill our promise to all of our stakeholders to fully exemplify our community values.

Corporate Philanthropy Framework

	Philanthropic Initiative Categorization		
	Commercial	Strategic	Community
Target stakeholder:	Customers	Society	Local communities
Objective:	Customer loyalty & appreciation	ESG awareness/social innovation through multi-stakeholder partnerships	Employee engagement

Living our Shinsei Value of Community

Shinsei Bank has made great efforts to support various organizations and events through our direct cash and non-cash contributions. We supported performing and visual arts events, international, cross-cultural exchanges and educational initiatives through direct sponsorship. We support many causes by allowing numerous NPOs, NGOs, foundations, associations and university clubs free use of our central Tokyo headquarters building, which allows them to raise awareness of their missions and advance their causes.

Organizations that held events in our venues throughout the year included the Japan Committee Vaccines for the World's Children, Room to Read, Global Enhancement for Women's Executive Leadership (GEWEL), US-Japan Bridging Foundation, Special Olympics Nippon, Tokyo Sinfonia, Urban Land Institute, Harvard Club of Japan, Toriizaka Arts' Le Thanh Son "*A Brilliant Life*" Exhibition, Mobile Monday Tokyo, Shouhikagaku Rengokai Consumer Finance Symposium, Living Dreams, Heroes' Edutainment and Japan Red Cross. We also hosted university visits from the Harvard Business School, MIT Sloan Management Program, Yonsei University, University of Phoenix, École des Mines de Paris, The Wharton School, INSEAD, Yale, several Japanese universities, as well as alumni events for local and overseas universities.

We are also committed to supporting employees in serving our communities. We have introduced a volunteer leave program, allowing our employees to take time off to support volunteer participation in community-based projects like Special Olympics Nippon National Games in Yamagata, FIT for Charity Run, Hands on Tokyo Day of Service, Run for the Cure, Chiyoda Volunteer Center, Second Harvest Japan and KIDS project.

Building Environmental, Social and Governance (ESG) Awareness and Fostering Social Innovation

As part of our strategic philanthropy platform, Shinsei Bank is focusing on building Environmental, Social and Governance (ESG) Awareness. Our objective is to address specific ESG issues in Japan through convening multi-stakeholder symposiums to raise awareness. We are also underwriting organizations committed to finding innovative ways to address complex ESG issues.

Social Innovation and Social Entrepreneurship

In order to further advance the importance of out-of-the-box thinking when addressing ESG issues, we are deepening our commitment to social innovation and social entrepreneurship. We are committed to investing in social entrepreneurs who act as change agents to find effective solutions to the complex and pressing ESG problems currently facing our planet. Through supporting such innovation, our goal is to dramatically improve the circumstances of the underserved and disadvantaged.

Shinsei Bank has been firmly committed to social entrepreneurship since 2005 when we supported the launch and development of the first non-governmental microfinance organization in Japan, PlaNet Finance Japan, through direct cash and non-cash contribution. PlaNet Finance Japan's main objective has been to raise awareness and provide education to various stakeholders in order to mobilize Japan's human, technological and financial resources in support of the global microfinance movement.

Shinsei Bank is a collaborating sponsor of Ashoka's Social Entrepreneurship DVD Series with Skoll Foundation and Kinokuniya. This DVD series highlights the visionary thinking of social entrepreneurs and thought leaders who have championed long-term and innovative solutions to global sustainability issues. With the launch of this educational resource, we are furthering our commitment to students, academia, think-tanks and institutions of higher learning in promoting awareness of this important area.

We have also created the first corporate partnership in Japan with Social Ventures Partners (SVP) Tokyo, a venture philanthropy organization which aims to support social entrepreneurship in Japan. Shinsei Bank and SVP will provide financial support and professional skills transfer to carefully selected start-up, early- and mid-stage organizations with great potential who address important ESG needs and have not yet received adequate attention or resources in Japan. Through providing expertise in areas of capacity building, our objective is to make recipient organizations sustainable within a defined time frame, enabling them to create significant social impact.

Environmental Sustainability

Shinsei Bank is partnering in an environmental sustainability pilot program with global law firm DLA Piper. The objective is to build environmental awareness through bringing together orphans and volunteers from both companies around the cultural values and tradition of rice planting and harvesting. The sustainability project involves local farmers, environmental specialists, youth and senior citizens.

Shinsei Bank's other commitments to the environment include being a signatory to the Carbon Disclosure Project (CDP6), joining Team Minus 6% and actively participating in the MOTTAINAI Project. On May 2, 2007, we sponsored a lecture at our headquarters by Dr. Wangari Muta Maathai, the first African female Nobel Peace Prize laureate and an active promoter of "MOTTAINAI," to support the 3Rs of *reducing* waste, *reusing* finite resources and *recycling* what we can.



Shinsei Bank & DLA Piper Tokyo: Environmental Sustainability Pilot Program

CORPORATE CULTURE

Strengthening our Corporate Culture

To achieve our vision of becoming "Japan's preeminent financial services firm," we made significant strides to further align our corporate culture with our promise to our customers, as expressed through our strong brand.

Embedding our Values and Winning the Competition for Talent

In fiscal year 2007 we further extended our values education initiative, "Color Your Bank," through internal promotion and a roadshow covering all of our branches throughout Japan. Through this initiative, we were able to provide "better together" opportunities for our employees to learn about our heritage, key areas of business and our values. In addition to providing a highly interactive educational experience, we were also able to bring together people of different levels from various business areas and locales.

We were able to integrate and extend our values alignment effort into a value-aligned competency performance evaluation process. We successfully introduced this concept in fiscal year 2005 for senior executives, extended it to key general managers in fiscal year 2006 and finally to all employees in fiscal year 2007. This process of creating a values-aligned culture at Shinsei Bank was published as a case study by the Harvard Business School in fiscal year 2006 and updated with a follow-up case in fiscal year 2007.

To further align and strengthen our engagement and people practices, we implemented a second employee climate survey in fiscal year 2007. We showed improvement from our fiscal year 2006 survey in most areas, and our management committed to several specific actions to ensure that Shinsei is a place where employees can contribute their best each day. Once again, we were well ahead of market and industry peers in the ratio of female titled managers. As of April 1, 2008, our ratio was 21.4% and we consider this to be a key differentiating factor for our future success. We focused on work-life balance, gender diversity and talent management initiatives in fiscal year 2007 and will continue to ensure that we have rigorous processes to attract, develop, and retain the best talent to win in a highly complex and competitive financial services market.

Building a Great Brand from Within

Over the past seven years, we have established Shinsei Bank as an innovative and unique type of financial institution in Japan. The Shinsei brand is an icon for customers looking for something other than "just another bank." The Shinsei brand embodies the promise that we make to our customers: the promise of ease and convenience, the promise of innovative products and services that speak to their needs, the promise of trust and integrity and the promise of partnership. These qualities are what make us truly unique amongst our competitors, and it is why more and more customers choose us and why we consistently rank among the top tier of financial institutions in the area of customer satisfaction. Customers recognize and appreciate that we have "changed the game" in Japan's financial services industry.

In June 2006, the senior management team decided to further strengthen the Shinsei brand and apply the successful brand principles to all Group companies, including APLUS and Showa Leasing. This decision led to the formation of a Group-wide project team that was given a mandate to create a single "Brand Idea" that could be applied across the Group, aligned with our vision and values and also provide a common statement of purpose to all employees, regardless of their organization. This Brand Idea was launched in September 2007, and since then we have conducted various internal activities to embed this idea throughout the organization, including a tour of many of our branches throughout Japan that culminated in a commitment signing ceremony asking all our employees to agree to adopt our new Brand Idea.

With all employees committed and united under this single Brand Idea, our belief is that Shinsei Bank can further differentiate and establish itself and own a unique position in this competitive market.

SHINSEI VISION AND VALUES

Shinsei Vision

We are Japan's preeminent financial services firm, delivering trusted solutions to grow sustainable value with our customers, our employees and our shareholders

Shinsei Values

CUSTOMER FOCUS

We provide unparalleled solutions with speed and agility based on our customers' evolving needs

INTEGRITY

We demand uncompromising levels of integrity and transparency in all of our activities

ACCOUNTABILITY

We are accountable for results, including the sound application of risk management, compliance, control and customer protection

TEAMWORK

We connect people and resources to provide exceptional customer solutions and sustain a culture where employee ideas are respected and valued

COMMUNITY

We are committed to the development of our employees, our customers, and our shareholders, and will serve the communities in which they live

SUMMARY OF MAJOR EVENTS

2000	March	Launched as an innovative Japanese bank under new management and new ownership
	June	Changed name from The Long-Term Credit Bank of Japan, Limited (LTCB), to Shinsei Bank, Limited
2001	May	Commenced operations of Shinsei Securities Co., Ltd.
2003	April	Commenced operations of Shinsei Investment Management Co., Ltd.
	September	Established Hibiya Kids Park, an on-site children's day care center for Head Office staff—the first among Japanese banks
2004	February	Listed the Bank's common shares on the First Section of the Tokyo Stock Exchange
	April	Converted the Bank's long-term credit bank charter to an ordinary bank charter
	May	Achieved one million retail accounts
	June	Converted to a Company with Committees board model
	September	Acquired a controlling interest in APLUS Co., Ltd.
2005	March	Acquired a controlling interest in Showa Leasing Co., Ltd.
	May	Commenced operations of Shinsei International Limited
2006	February	Issued preferred securities and subordinated notes outside Japan
	March	APLUS acquired Zen-Nichi Shinpan Co., Ltd.
	July	Commenced resolution of public funds
	November	Partially cancelled Shinsei Bank common shares held as treasury stock
		Established strategic alliance with UTI Asset Management Company Pvt. Ltd.
	December	Issued GBP-denominated perpetual subordinated notes
2007	February	Senior management changes and further acceleration of business transformation at APLUS
	April	Achieved two million retail accounts
		Assigned business from UNICO Corporation (through Showa Leasing)
	May	Completed sales of all shares of Life Housing Loan Co., Ltd. to Sumitomo Trust & Banking Co., Ltd.
	June	Launched new *Shinsei Platinum Services*
	July	Reached an agreement with Japan Asia Investment Co., Ltd. to form a business partnership and subscribed to its private placement of new shares
	August	Acquired and cancelled Series 3 Class-B preferred shares
		Established a joint venture engaged in investment management with UTI International Ltd.
	October	Made strategic investment in Duff & Phelps Corporation and signed Referral Agreement
	December	Acquired a controlling interest in SHINKI Co., Ltd.
2008	January	Reached a mutual agreement with Seven Bank, Ltd. to share sales channels and develop products and services together
	February	Completed a tender offer bid for the Bank's common shares and a third-party allotment of new common shares of the Bank to the investor group led by J.C. Flowers & Co. LLC and affiliates
		Launched private equity fund with the Development Bank of Japan
		Concluded an Operational Alliance Agreement with Towa Bank, Ltd.
	March	Agreed to the sale of headquarters building
		Acquired and cancelled Series 2 Class-A Preferred Shares pursuant to a request by shareholder

DATA SECTION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated and non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan ("Japanese GAAP") for banks, including the notes to those financial statements, included elsewhere in this annual report. Except as otherwise indicated, the financial information in the following discussion is based on our consolidated financial statements.

The discussion below contains forward-looking statements regarding the intent, belief or current expectations of management with respect to our financial condition and future results of operations. In many cases, but not all, we use such words as "anticipate," "believe," "estimate," "expect," "intend," "plan," "probability," "risk" and similar expressions in relation to us or our management to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those we currently anticipate or target. We do not intend to update these forward-looking statements.

In this section, except where the context indicates otherwise, "we" or "our" means Shinsei Bank, Limited and its subsidiaries and affiliates accounted for by the equity-method, and "Shinsei" or "the Bank" refers to Shinsei Bank, Limited alone.

Financial and operational data that are stated in multiples of ¥0.1 billion have been truncated. All percentages have been rounded to the nearest 0.1%.

"Fiscal year 2007" refers to our fiscal year ended March 31, 2008, and other fiscal years are referred to in a similar manner.

OVERVIEW

Shinsei Bank, Limited is a leading diversified financial institution in Japan. We believe our unique history and business strategy have made us more global than local financial institutions in Japan and more local than foreign financial institutions having a presence in Japan.

Our focus is to grow sustainable revenues by offering innovative products and solutions to meet the needs of our customers. Our businesses cover a broad range of products and customer segments which provide us with diversified revenues.

FISCAL YEAR 2007

We reported consolidated net income of ¥60.1 billion in fiscal year 2007, as compared to a net loss of ¥60.9 billion in the previous fiscal year. Fiscal year 2007 was marked by both successes and disappointments. In our consumer finance businesses, APLUS Co., Ltd. (APLUS) reaped the benefits of restructuring in fiscal year 2006 and returned to profitability in fiscal year 2007 and Shinki Co., Ltd. (Shinki), after completion of its restructuring in the first half of fiscal year 2007, generated steady results from the second half of fiscal year 2007. However, our Institutional Banking business was severely impacted by dislocation in the credit markets and our Retail Banking business continued to face slower revenue growth. The decline in net income from such factors was largely offset by the net gain from the sale of our headquarters building amounting to ¥55.7 billion, net of associated expenses, write-offs and reversal of deferred taxes, as well as gains from the sale of Life Housing Loan Co., Ltd. (Life Housing Loan) of ¥11.0 billion, net of taxes and consolidation adjustments.

Consolidated cash basis net income in fiscal year 2007 was ¥71.3 billion. Cash basis net income is defined as Japanese GAAP net income (loss) adjusted to exclude the amortization and impairment of goodwill and other intangible assets, net of tax benefit, attributable to our consumer and commercial finance companies.

U.S. RESIDENTIAL MORTGAGE PORTFOLIO

The slowdown in the U.S. economy, deterioration in global credit markets, liquidity worries surrounding financial institutions and the collapse of the structured products markets caused us to record significant mark-downs and credit provisions during fiscal year 2007.

During fiscal year 2007 we recorded mark-downs of investments related to U.S. residential mortgages of approximately US$157.1 million (¥15.6 billion) during the fiscal year. In addition, we recorded total credit costs related to U.S. residential mortgages amounting to US$134.6 million (¥13.4 billion).

As of March 31, 2008, our net exposure to the U.S. residential mortgage market amounted to less than US$280.8 million, or less than 0.3% of our total assets of approximately US$115.5 billion.

For additional information, see "Exposure to U.S. Residential Mortgage, Securitized Products and Related Investments" on page 100.

GREY ZONE AND CREDIT RESERVES - APLUS AND SHINKI

Legislative changes relating to consumer loan interest rates approved by the Japanese Diet in December 2006 and other developments, including changes in market conditions, have

continued to significantly impact the consumer finance sector. As a result, APLUS and Shinki made additional provisions during fiscal year 2007. APLUS recorded additional grey zone reserves for losses on interest repayments of ¥3.7 billion in connection with grey zone refunds recorded during this period. As of March 31, 2008, APLUS' grey zone reserve balance amounted to ¥8.6 billion.

In fiscal year 2007, Shinki, as part of its business transformation, reviewed its credit reserving policy for less creditworthy customers and recorded incremental credit reserves of ¥12.3 billion and increased its grey zone reserves by ¥8.4 billion. Shinki's total outstanding grey zone reserve balance amounted to ¥30.6 billion as of March 31, 2008.

SIGNIFICANT EVENTS

IMPAIRMENT OF INVESTMENT IN APLUS AND SHINKI COMMON SHARES

Legislative changes relating to consumer loan interest rates approved by the Japanese Diet in December 2006 and other developments have had a significant impact on the consumer finance industry.

As a result of these changes, the common share price of APLUS and Shinki declined substantially in the six months ended September 30, 2007, adversely impacting our non-consolidated financial results for that period. This triggered an impairment of Shinsei's investment in APLUS' and Shinki's common shares. Shinsei owned 156,690,390 common shares of APLUS and 25,607,524 common shares of Shinki as of September 30, 2007.

As of September 30, 2007, APLUS' per share common stock price was ¥82 as compared to ¥184 as of March 31, 2007. As a result, an impairment of ¥15.9 billion was recorded in our non-consolidated financial results. This is in addition to a valuation allowance of ¥9.2 billion recorded as of March 31, 2007, which represented the decline in value of these shares between the time of our acquisition of APLUS and March 31, 2007.

As of September 30, 2007, Shinki's per share common stock price was ¥97 as compared to ¥333 as of March 31, 2007. As a result, an impairment of ¥6.0 billion was recorded in our non-consolidated financial results. This is in addition to a valuation allowance of ¥6.6 billion assessed at March 31, 2007, which represented the difference between the book value of these shares and the common share price of Shinki on March 31, 2007.

On March 31, 2008, APLUS' common share price was ¥86 per share and Shinki's common share price was ¥99 per share, representing increases of ¥4 and ¥2 respectively, compared to September 30, 2007.

MANDATORY CONVERSION AND CANCELLATION OF SERIES 3 CLASS-B PREFERRED SHARES

We continued to optimize our capital base during fiscal year 2007.

On August 1, 2007, pursuant to the provisions of Shinsei Bank's Articles of Incorporation concerning the mandatory conversion of its Series 3 Class-B preferred shares owned entirely by the Resolution and Collection Corporation (RCC), we acquired all relevant preferred shares (300,000,000 shares) and issued common shares (200,000,000 shares) based on the exchange price of ¥600 per share in exchange for these preferred shares. We cancelled all the relevant preferred shares immediately after acquiring them.

MANDATORY CONVERSION AND CANCELLATION OF SERIES 2 CLASS-A PREFERRED SHARES

On March 31, 2008, we acquired and cancelled all of Shinsei's 74,528,000 Series 2 Class-A preferred shares and issued in exchange 269,128,888 of the Bank's common shares at an exchange price of ¥360 per share, pursuant to a request by the Deposit Insurance Corporation of Japan (DIC).

As a result, the DIC and the RCC together now hold 23.89% of the voting rights of Shinsei Bank, making them the second largest shareholder group after the group of investors, including affiliates of J.C. Flowers & Co. LLC. (JCF & Co.), which hold 32.62% of the Bank's voting rights.

NEW CAPITAL RAISING AND TENDER OFFER

During fiscal year 2007, we raised new capital, enhanced our financial stability and deepened ties with key new and existing shareholders. A plan centered on a tender offer from a series of investment vehicles (the Investors) whose investors include affiliates of JCF & Co. and a third-party allotment to the Investors was concluded.

The Investors made a tender offer bid of ¥425 per share for up to 22.7% of our outstanding common shares. In addition, upon approval by Japan's regulatory authorities, we issued ¥50 billion of new common shares by third-party allotment to the Investors. The issue price of the allotment was ¥425 per common share, the same as the price in the tender offer bid. As a result of these transactions, the Investors and affiliates of JCF & Co. now hold 32.62% of Shinsei's common shares.

The new capital will bolster our financial resources, improve our capital ratios and position our Institutional Banking arm to take advantage of investment and acquisition opportunities going forward.

RIGHTS OFFERING OF NEW SHARES BY SHINKI

In December 2007, Shinki raised capital through a rights offering to all shareholders registered as of October 17, 2007, consisting of three new shares of common stock, at ¥100 per share, for every existing share. Shinsei Bank subscribed to the rights offering of new shares proposed by Shinki (76,822,572 shares with a subscription amount of ¥7,682,257,200) on November 27, 2007.

After the completion of the rights offering, Shinsei Bank held 102,430,096 common shares, or 67.7% of Shinki's outstanding shares. Shinki officially became the Bank's subsidiary on December 13, 2007, and was accounted for as a consolidated subsidiary of Shinsei Bank from the second half of fiscal year 2007.

We believe that by deploying our financial and risk management expertise, our advanced information technology know-how and our access to capital, we have started to further improve operational efficiency in our consumer finance business, including Shinki. During the second half of fiscal year 2007, Shinki and its consolidated subsidiaries recorded net income of ¥2.7 billion.

SUBSCRIPTION TO APLUS CLASS-G PREFERRED SHARES

Shinsei subscribed to ¥50 billion in APLUS' Class-G preferred shares. APLUS plans to use the funds to strengthen its capital base as it builds out its portfolio of financial services and upgrades its IT infrastructure.

APLUS is building a new model for consumer finance in Japan and we fully support them in this endeavor. There is a great deal of synergy to be generated from the close relationship between APLUS and Shinsei.

Since acquiring APLUS in September 2004, we have moved quickly to adjust to challenging changes in the market and rebuilding the business in order to deliver top-quality consumer finance services under a new business model. We have worked with APLUS to upgrade its management team, augment risk and compliance controls and strengthen the core sales finance business with a greater focus on partnering with leading local merchants and multinationals. APLUS has also leveraged Shinsei's unique IT systems to redesign its sales finance delivery platform for merchant partners while cutting costs significantly.

We have started to leverage APLUS' consumer finance operations to the benefit of our Retail Banking business with the launch of Shinsei Visa Card and more collaboration is planned. We believe that the subscription to APLUS Class-G preferred shares will help APLUS achieve its medium-term strategies by further enhancing its financial strength.

REGIONAL ASSET MANAGEMENT JOINT VENTURE WITH UTI

On August 8, 2007, we signed a joint venture with UTI International Ltd. (based in Guernsey, a British crown dependency), a 100% subsidiary of UTI Asset Management Company Pvt. Ltd. of India, to set up UTI International (Singapore) Pte Limited (UTI Singapore).

UTI Singapore engages in investment management and distribution of financial products for a broad range of customers. In addition to structuring investment products for customers in Japan, it will also launch and manage funds investing in other jurisdictions throughout Southeast Asia.

SALE OF HEADQUARTERS BUILDING

Our business operations have expanded in recent years and our current headquarters building in the Uchisaiwaicho district of Tokyo no longer meets the needs of our staff and various businesses. As a result, we sold our headquarters building and will move to a new, more cost-efficient location within three years. This is a strategic move that positions us to deploy assets and staff more effectively and will contribute to a broader re-engineering of our business processes. We believe that ownership of a headquarters building is not the most efficient way to deploy our capital. The sale of our headquarters building is an opportunity to realign our front- and back-office operations, invest in Japanese assets and better position ourselves to build greater shareholder value going forward.

Dolphin Japan Investment Y.K., a special purpose company and a consolidated entity within the Shinsei Group, held a beneficiary interest in the headquarters building. As a result of this transaction, Dolphin Japan Investment recorded a gross gain of ¥66.8 billion and Shinsei Bank, as an equity investor in Dolphin Japan Investment through a silent partnership (Tokumei Kumiai), recorded a net gain of approximately ¥55.7 billion.

BUSINESS IMPROVEMENT ORDER

On June 28, 2007, we received a Business Improvement Order (the Order) from the Financial Services Agency (FSA) based on the law concerning Emergency Measures for Strengthening of Financial Functions and the Banking Law.

The non-consolidated financial performance of Shinsei for fiscal year 2006 was substantially below the targets set in our Revitalization Plan agreed with the Japanese government due to significant charges arising from the impairment and valuation allowances relating to our investments in APLUS and Shinki. Consequently, we failed to meet the non-consolidated net income target set in our Revitalization Plan, and as a result, the FSA issued the Order.

The Order required the Bank to submit to the FSA a Business Improvement Plan that incorporates measures to strengthen its profitability, which was duly submitted on July 27, 2007.

We take this Order seriously and will further strive to strengthen our business franchise and profitability to enable us to complete our Revitalization Plan and repay all outstanding public funds.

In fiscal year 2007, we recorded non-consolidated net income of ¥53.2 billion, representing 88.7% of the target set in our Revitalization Plan for that fiscal year.

RECENT DEVELOPMENTS

SALE OF MEGURO BUILDING

On May 14, 2008 the Bank agreed to sell its Meguro Production Center together with the land for ¥19.2 billion. The Bank has entered into a lease contract with the purchaser, an affiliate of the Lone Star Real Estate Fund, which will allow us to remain in the building until March 2011.

The sale, which closed on May 30, 2008, allows the Bank to carry out its intention to relocate the Production Center as a part of the Bank's ongoing effort to realign its operations and improve efficiency. A gain on disposal of premises and equipment of approximately ¥10.2 billion will be recognized in fiscal year 2008. In addition, restoration and other costs associated with future relocation will be estimated and recognized.

SELECTED FINANCIAL DATA (CONSOLIDATED)

Shinsei Bank, Limited and Consolidated Subsidiaries

As of or for the fiscal years ended March 31, 2008, 2007, 2006, 2005 and 2004

	Billions of yen (except per share data and percentages)				
	2008	2007	2006	2005	2004
Income statement data:					
Net interest income	**¥ 137.7**	¥ 95.4	¥ 82.2	¥ 66.8	¥ 57.1
Net fees and commissions	**40.8**	46.4	45.4	32.4	18.5
Net trading income	**9.0**	17.8	27.5	23.9	2.7
Net other business income	**74.9**	96.6	118.0	54.5	45.0
Total revenue	**262.6**	256.3	273.4	177.3	123.5
General and administrative expenses	**158.7**	150.2	136.5	97.3	70.1
Amortization of goodwill and other intangible assets	**12.5**	20.8	29.4	8.3	0.0
Total general and administrative expenses	**171.2**	171.0	166.0	106.1	70.1
Net credit costs (recoveries)	**73.5**	51.9	30.1	(0.9)	(15.4)
Other gains (losses), net	**74.7**	(99.1)	(3.4)	(7.0)	0.1
Income (loss) before income taxes and minority interests	**92.5**	(65.7)	73.7	65.5	68.9
Current income tax	**4.9**	3.2	3.7	1.4	1.4
Deferred income tax (benefit)	**9.5**	(24.6)	(11.4)	(3.4)	1.1
Minority interests in net income (loss) of subsidiaries	**18.0**	16.6	5.2	0.1	(0.0)
Net income (loss)	**¥ 60.1**	¥ (60.9)	¥ 76.0	¥ 67.4	¥ 66.4
Balance sheet data:					
Trading assets	**¥ 315.2**	¥ 303.3	¥ 193.5	¥ 168.5	¥ 635.0
Securities	**1,980.2**	1,854.6	1,494.4	1,478.2	1,483.2
Loans and bills discounted	**5,622.2**	5,146.3	4,087.5	3,430.4	3,047.0
Customers' liabilities for acceptances and guarantees	**701.7**	754.4	813.4	1,058.1	38.3
Reserve for credit losses	**(145.9)**	(147.2)	(144.8)	(149.7)	(177.9)
Total assets[1]	**11,525.7**	10,837.6	9,405.0	8,576.3	6,343.7
Deposits, including negotiable certificates of deposit	**5,806.6**	5,420.9	4,071.7	3,452.8	2,734.4
Debentures	**662.4**	703.2	1,018.9	1,242.6	1,358.0
Trading liabilities	**205.0**	99.2	149.9	69.1	92.2
Borrowed money	**1,127.2**	1,122.6	1,205.7	1,160.2	334.4
Acceptances and guarantees	**701.7**	754.4	813.4	1,058.1	38.3
Total liabilities	**10,560.5**	9,904.4	8,287.8	7,735.7	5,612.7
Capital stock	**476.2**	451.2	451.2	451.2	451.2
Total equity[1]	**965.2**	933.2	—	—	—
Total liabilities and equity	**¥ 11,525.7**	¥ 10,837.6	¥ 9,405.0	¥ 8,576.3	¥ 6,343.7
Per share data:					
Common equity[1][2]	**¥ 364.35**	¥ 308.60	¥ 380.20	¥ 329.65	¥ 287.94
Fully diluted equity[1][2][3]	**364.35**	355.09	421.62	390.06	378.70
Basic net income (loss)	**38.98**	(45.92)	53.16	46.78	46.03
Diluted net income	**32.44**	—	37.75	34.98	32.75
Capital adequacy data:					
Tier I capital ratio	**7.4%**	8.1%	10.3%	7.0%	16.2%
Total capital adequacy ratio	**11.7%**	13.1%	15.5%	11.8%	21.1%
Average balance data:					
Securities	**¥ 2,058.7**	¥ 1,750.5	¥ 1,721.4	¥ 1,509.4	¥ 1,618.1
Loans and bills discounted	**5,390.3**	4,613.4	3,730.7	3,099.9	3,124.0
Total assets	**11,181.7**	10,121.3	8,990.6	7,460.0	6,525.3
Interest-bearing liabilities	**9,065.8**	7,821.8	6,418.3	5,216.0	4,879.8
Total liabilities	**10,232.4**	9,096.1	8,011.8	—	—
Total equity	**949.2**	894.2	—	—	—
Other data:					
Return on assets	**0.5%**	(0.6)%	0.8%	0.9%	1.0%
Return on equity (fully diluted)[1][2]	**8.8%**	(8.1)%	9.3%	8.9%	9.4%
Ratio of deposits, including negotiable certificates of deposit, to total liabilities	**55.0%**	54.7 %	49.1%	44.6%	48.7%
Expense-to-revenue ratio[4]	**60.4%**	58.6 %	50.0%	54.7%	56.8%
Non-performing claims, non-consolidated	**¥ 53.1**	¥ 27.9	¥ 42.5	¥ 51.7	¥ 97.3
Ratio of non-performing claims to total claims, non-consolidated	**1.0%**	0.5 %	1.0%	1.4%	2.8%
Net deferred tax assets	**¥ 23.9**	¥ 37.3	¥ 16.3	¥ 4.3	¥ 22.8
Net deferred tax assets as a percentage of Tier I capital	**3.5%**	6.0 %	2.2%	0.9%	3.2%

Notes: (1) As required by an accounting standard published by the Accounting Standards Board of Japan (ASBJ), certain items which were previously presented outside of shareholders' equity are now presented as components of equity. Such items include stock acquisition rights, minority interests and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ended on or after May 1, 2006. Reclassification of the prior period amount is not permitted under Japanese GAAP.

(2) Stock acquisition rights and minority interests in subsidiaries are excluded from equity in calculating per share data.

(3) Fully diluted equity per share is calculated by dividing equity at the end of the periods presented by the number of common shares that would have been outstanding had all securities convertible into or exercisable for common shares been converted or exercised with an applicable conversion or exercise price within the predetermined range at the end of the period.

(4) The expense-to-revenue ratio is calculated by dividing general and administrative expenses for the periods presented by the total revenue for such period.

FISCAL YEAR ENDED MARCH 31, 2008 COMPARED WITH FISCAL YEAR ENDED MARCH 31, 2007 (CONSOLIDATED)

Fiscal year 2007 was marked by both successes and disappointments. Loan balances and net interest income continued to grow in all businesses. Our Consumer Finance businesses in APLUS and Shinki reaped the benefits of restructuring. However, financial performance was impacted by dislocation in the credit markets and the need to record additional provisions related to our consumer finance business as a result of the significant legislative and market changes affecting the industry.

We reported total revenue of ¥262.6 billion for fiscal year 2007, ¥6.3 billion or 2.5% higher than the previous fiscal year, even though we recorded mark-downs relating to our U.S. residential mortgage portfolio amounting to ¥15.6 billion (or US$157.1 million). The increase was partly due to the inclusion of Shinki's revenue from the second half of fiscal year 2007.

General and administrative expenses in fiscal year 2007 were ¥158.7 billion, ¥8.5 billion higher than the same period in the prior fiscal year. This is partly due to the consolidation of Shinki's expenses of ¥5.5 billion for the second half of fiscal year 2007, including allocated expenses. These factors resulted in an expense-to-revenue ratio of 60.4% for fiscal year 2007, as compared to an expense-to-revenue ratio of 58.6% in fiscal year 2006.

Net credit costs of ¥73.5 billion for fiscal year 2007 were ¥21.6 billion higher than fiscal year 2006 largely due to additional credit costs of ¥13.4 billion (or US$134.6 million) relating to our U.S. residential mortgage portfolio, higher credit provisions in Showa Leasing Co., Ltd. (Showa Leasing), in part for less creditworthy customers, and consolidation of Shinki's credit provisions amounting to ¥4.6 billion in the second half of fiscal year 2007. Higher credit provisions were needed in other credit portfolios in our Institutional Banking business as well. The increase in net credit costs was partly offset by lower credit provisions in APLUS.

Amortization of goodwill and other intangible assets associated with the acquisition of consumer and commercial finance companies was ¥12.5 billion for fiscal year 2007 as compared with ¥20.8 billion in the previous fiscal year. The decline largely relates to the significant write-down of goodwill and other intangible assets related to APLUS in the previous fiscal year.

Other gains of ¥74.7 billion largely consisted of (i) gain on sale of our headquarters building of ¥61.7 billion, after write-offs and restoration costs and (ii) gains from the sale of Life Housing Loan of ¥20.3 billion, net of consolidation adjustments. In addition, the tax impact of these gains has been reflected in income taxes (benefit).

Minority interests in net income of subsidiaries for fiscal year 2007, amounting to ¥18.0 billion, largely reflected dividends paid on perpetual preferred securities, minority interests relating to APLUS' preferred shareholders, subsidiaries of Shinseigin Finance Co., Ltd. and Shinki.

As a result, consolidated net income was ¥60.1 billion in fiscal year 2007, as compared to a net loss of ¥60.9 billion in fiscal year 2006, and consolidated cash basis net income for fiscal year 2007 was ¥71.3 billion. Cash basis net income is defined as Japanese GAAP net income (loss) adjusted to exclude the amortization and impairment of goodwill and other intangible assets, net of tax benefit, attributable to our consumer and commercial finance companies.

Our Tier I capital ratio of 7.4% and total capital adequacy ratio of 11.7% as of March 31, 2008, on a Basel II basis, are in line with our corporate targets for maintaining strong capital ratios.

SUPPLEMENTAL FINANCIAL DATA AND RECONCILIATIONS TO JAPANESE GAAP MEASURES

Shinsei Bank, Limited and Consolidated Subsidiaries

For the fiscal year ended March 31, 2008	Billions of yen (except per share data and percentages)	
Amortization of goodwill and other intangible assets		
Amortization of other intangible assets	¥	3.2
Associated deferred tax liability		(1.3)
Amortization of goodwill		9.2
Total amortization of goodwill and other intangible assets, net of tax benefit	¥	11.2
Reconciliation of net income to cash basis net income		
Net income	¥	60.1
Amortization of goodwill and other intangible assets, net of tax benefit		11.2
Cash basis net income	¥	71.3
Reconciliation of basic net income per share to cash basis basic net income per share		
Basic net income per share	¥	38.98
Effect of amortization of goodwill and other intangible assets, net of tax benefit		7.32
Cash basis basic net income per share	¥	46.31
Reconciliation of return on assets to cash basis return on assets		
Return on assets		0.5%
Effect of amortization of goodwill and other intangible assets, net of tax benefit		0.1
Cash basis return on assets		0.6%
Reconciliation of return on equity to cash basis return on equity		
Return on equity (fully diluted)		8.8%
Effect of amortization of goodwill and other intangible assets, net of tax benefit		1.7
Cash basis return on equity (fully diluted)		10.5%
Reconciliation of return on equity to return on tangible equity		
Return on equity (fully diluted)		8.8%
Effect of goodwill and other intangible assets[1]		5.0
Return on tangible equity (fully diluted)		13.8%

Note: (1) Net income excludes amortization of goodwill and other intangible assets, net of tax benefit. Average equity excludes goodwill and other intangible assets, net of associated deferred tax liability.

TABLE 1. INTEREST-EARNING ASSETS AND INTEREST-BEARING LIABILITIES (CONSOLIDATED)

	Billions of yen (except percentages)					
	2008			2007		
Fiscal years ended March 31	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
Interest-earning assets:						
Loans and bills discounted	**¥ 5,390.3**	**¥ 186.7**	**3.46%**	¥ 4,613.4	¥ 126.8	2.75%
Leased assets and installment receivables	**765.6**	**52.1**	**6.81**	831.3	51.1	6.15
Securities	**2,058.7**	**42.7**	**2.08**	1,750.6	32.3	1.85
Other interest-earning assets[1]	**988.2**	**12.6**	**n.m.[3]**	721.4	13.6	n.m.
Total revenue on interest-earning assets	**¥ 9,202.9**	**¥ 294.3**	**3.20%**	¥ 7,916.8	¥ 223.9	2.83%
Interest-bearing liabilities:						
Deposits, including negotiable certificates of deposit	**¥ 5,734.4**	**¥ 47.9**	**0.84%**	¥ 4,834.0	¥ 34.3	0.71%
Debentures	**679.5**	**3.3**	**0.50**	795.6	3.0	0.38
Subordinated debt	**451.4**	**15.3**	**3.39**	399.5	9.8	2.47
Borrowed money and corporate bonds	**1,105.8**	**15.2**	**1.38**	1,118.1	11.8	1.06
Other interest-bearing liabilities[1]	**1,094.5**	**22.5**	**n.m.**	674.4	18.2	n.m.
Total expense on interest-bearing liabilities	**¥ 9,065.8**	**¥ 104.3**	**1.15%**	¥ 7,821.8	¥ 77.3	0.99%
Non-interest-bearing sources of funds:						
Non-interest-bearing (assets) liabilities, net	**¥ (543.1)**	—	—	¥ (654.3)	—	—
Total equity excluding minority interest in subsidiaries[2]	**680.2**	—	—	749.4	—	—
Total interest-bearing liabilities and non-interest-bearing sources of funds	**¥ 9,202.9**	—	—	¥ 7,916.8	—	—
Net interest margin	—	—	**2.05%**	—	—	1.84%
Impact of non-interest-bearing sources	—	—	**0.02**	—	—	0.01
Net revenue on interest-earning assets/yield on interest-earning assets	—	**¥ 189.9**	**2.06%**	—	¥ 146.6	1.85%
Reconciliation of total revenue on interest-earning assets to total interest income						
Total revenue on interest-earning assets	**¥ 9,202.9**	**¥ 294.3**	**3.20%**	¥ 7,916.8	¥ 223.9	2.83%
Less: Income on leased assets and installment receivables	**765.6**	**52.1**	**6.81**	831.3	51.1	6.15
Total interest income	**¥ 8,437.3**	**¥ 242.1**	**2.87%**	¥ 7,085.5	¥ 172.8	2.44%
Total interest expenses	—	**104.3**	—	—	77.3	—
Net interest income	**¥ —**	**¥ 137.7**	—	¥ —	¥ 95.4	—

Notes: (1) Other interest-earning assets and other interest-bearing liabilities include interest swaps and fund swaps.
(2) Represents a simple average of the balance at the end of the current period and the balance at the end of the previous period.
(3) n.m. is not meaningful.

Net revenue on interest-earning assets includes net interest income as well as revenue earned on the average balance of leased assets and installment receivables. We consider income on leased assets and installment receivables to be a component of interest income, but Japanese GAAP does not include income on leased assets and installment receivables in net interest income. Under Japanese GAAP, therefore, income on leased assets and installment receivables is reported in net other business income in our consolidated statement of income.

NET REVENUE ON INTEREST-EARNING ASSETS

Net revenue on interest-earning assets for fiscal year 2007 was ¥189.9 billion, an increase of ¥43.3 billion compared to the prior fiscal year. This is partly attributable to the consolidation of Shinki's net revenue on interest-earning assets totaling ¥13.8 billion for the second half of the year. Total revenue on interest-earning assets increased by ¥70.4 billion and total interest expense increased by ¥27.0 billion in fiscal year 2007 compared to the previous fiscal year. The net yield on interest-earning assets was 2.06% in fiscal year 2007, an increase from 1.85% in fiscal year 2006.

TABLE 2. ANALYSIS OF CHANGES IN NET REVENUE ON INTEREST-EARNING ASSETS (CONSOLIDATED)

	Billions of yen		
	Due to change in[1]		
From fiscal year ended March 31, 2007 to fiscal year ended March 31, 2008	Volume	Rate	Net Change
Increase (decrease) in interest revenue:			
Loans and bills discounted	**¥ 21.3**	**¥ 38.5**	**¥ 59.9**
Leased assets and installment receivables	**(4.0)**	**5.0**	**1.0**
Securities	**5.6**	**4.7**	**10.4**
Other interest-earning assets	**5.0**	**(6.1)**	**(1.0)**
Total revenue on interest-earning assets			**¥ 70.4**
Increase (decrease) in interest expenses:			
Deposits, including negotiable certificates of deposit	**¥ 6.3**	**¥ 7.1**	**¥ 13.5**
Debentures	**(0.4)**	**0.8**	**0.3**
Subordinated debt	**1.2**	**4.1**	**5.4**
Borrowed money and corporate bonds	**(0.1)**	**3.4**	**3.3**
Other interest-bearing liabilities	**11.3**	**(7.0)**	**4.2**
Total expense on interest-bearing liabilities			**¥ 27.0**
Net increase in net revenue on interest-earning assets			**¥ 43.3**

Reconciliation of total revenue on interest-earning assets to total interest income

Total revenue on interest-earning assets	**¥ 70.4**
Less: Income on leased assets and installment receivables	**1.0**
Total interest income	**¥ 69.3**
Total interest expenses	**27.0**
Net increase in net interest income	**¥ 42.2**

Note: (1) The changes in net interest income and expense for each category are divided into the portion of change attributable to the variance in volume or rate for that category. The attribution of the volume variance is calculated by multiplying the change in volume by the previous fiscal year's rate. The attribution of the rate variance is calculated by multiplying the change in rate by the current fiscal year's balance.

The ¥70.4 billion increase in total revenue on interest-earning assets in fiscal year 2007 is attributable primarily to higher volume of and yield on loans and bills discounted and securities, and the inclusion of net interest income of Shinki for the second half of fiscal year 2007. The increase in the average balance of loans and bills discounted was primarily the result of an increase in demand for institutional loans and growth in retail housing loans as well as the addition of Shinki's interest-earning assets.

The ¥27.0 billion increase in total interest expense was primarily due to the increased average rates on and increased average balances of deposits, negotiable certificates of deposit (NCD) and subordinated debt, interest-bearing liabilities of Shinki and an increase in other interest-bearing liabilities. The increase in deposits and NCD interest expense was primarily due to an increase in the average rate to 0.84% for fiscal year 2007 from 0.71% for the previous fiscal year that reflected an interest rate increase by the Bank of Japan and, to a lesser extent, an increase in the average balance to ¥5,734.4 billion from ¥4,834.0 billion.

The increase in subordinated debt interest expense was due to an increase in the average rate, which was 3.39% for fiscal year 2007, compared to 2.47% for the previous fiscal year and, to a lesser extent, an increase in the average balance outstanding to ¥451.4 billion for fiscal year 2007 compared to ¥399.5 billion for the previous fiscal year. The increase in the average balance outstanding was primarily due to an increase in subordinated debt related to the issuance of £400 million of Upper Tier 2 Perpetual Subordinated Notes in December 2006. The interest expense increase of ¥4.2 billion in other interest-bearing liabilities primarily relates to funding through call money and interest and currency swap expenses associated with foreign currency-denominated and overseas transactions.

NET FEES AND COMMISSIONS

Net fees and commissions mainly includes fees on non-recourse real estate finance, consumer finance related guarantees and other financing products and commissions on sales of asset management products. Net fees and commissions of ¥40.8 billion were earned in fiscal year 2007, a decrease of ¥5.6 billion compared to the previous fiscal year, mainly reflecting absence of fees from securitization business and lower fees in APLUS from shopping credit and other financing products due to rationalization of its customer base. However, Retail Banking's asset management business continues to grow, with total fees of ¥9.6 billion during fiscal year 2007, an increase of ¥0.3 billion compared to fiscal year 2006.

NET TRADING INCOME

The table below shows the principal components of net trading income.

TABLE 3. NET TRADING INCOME (CONSOLIDATED)

	Billions of yen		
Fiscal year ended March 31	**2008**	2007	% Change
Income (loss) from trading securities	**¥ (0.6)**	¥ 1.5	(140.2)
Income from securities held to hedge trading transactions	**0.3**	6.3	(94.5)
Income from trading-related financial derivatives	**9.3**	10.2	(8.7)
Other, net	**(0.0)**	(0.3)	93.7
Net trading income	**¥ 9.0**	¥ 17.8	(49.0)

Please see Note 27 on page 134 for details.

Net trading income reflects revenues from customer-driven transactions as well as transactions undertaken for our own trading purposes (that is, transactions seeking to capture gains arising from short-term changes in market value). In addition to investments in securities, it encompasses income we derive from providing derivative products, including structured deposits, to retail and institutional customers.

During the fiscal year ended March 31, 2008, we earned ¥9.0 billion in net trading income, as compared to ¥17.8 billion in the prior fiscal year. The decline in income (loss) from trading securities of ¥2.1 billion was attributable to trading Japanese government bonds and equity derivatives activities. Income from securities held to hedge trading transactions declined to ¥0.3 billion, mainly as a result of lower bond trading activities. In fiscal year 2007, the overall decline in income from trading-related financial derivatives resulted mainly from a decrease in option income generated in connection with interest-linked structured deposits provided mainly to retail customers; such option income declined from ¥5.7 billion to ¥1.3 billion due to lower demand for these products.

NET OTHER BUSINESS INCOME

The table below shows the principal components of net other business income.

TABLE 4. NET OTHER BUSINESS INCOME (CONSOLIDATED)

	Billions of yen		
Fiscal years ended March 31	**2008**	2007	% Change
Income on monetary assets held in trust, net	**¥ 20.9**	¥ 14.7	42.4
Net gain (losses) on securities	**(10.4)**	15.1	(168.9)
Net gain on foreign exchange	**2.7**	10.4	(74.1)
Net gain on other monetary claims purchased	**15.4**	19.9	(22.9)
Other business income (losses), net [1]			
Income (losses) from derivatives for banking purposes, net	**0.5**	(6.7)	107.9
Equity in net income (losses) of affiliates	**(8.3)**	(12.7)	34.7
Gain on lease cancellation and other lease income, net	**2.7**	2.3	17.6
Other, net	**(0.7)**	2.3	(133.3)
Net other business income before income on leased assets and installment receivables, net	**22.8**	45.4	(49.8)
Income on leased assets and installment receivables, net	**52.1**	51.1	2.0
Net other business income	**¥ 74.9**	¥ 96.6	(22.4)

Note: (1) Please see Note 28 on page 134 for details.

Net other business income mainly includes income on leased assets and installment receivables, net gain (losses) on securities and foreign exchanges, net gain on other monetary claims purchased for trading purposes, income on monetary assets held in trust and equity in net income (losses) of affiliates. For purposes of our analysis of results of operations, we include income on leased assets and installment receivables in our discussion of net revenue on interest-earning assets because we consider such income to be similar in character to our interest income.

Net other business income for the fiscal year ended March 31, 2008 was ¥74.9 billion. This included income of ¥52.1 billion from the leased assets and installment receivables business of APLUS and Showa Leasing. Excluding such income, our net other business income for fiscal year 2007 was ¥22.8 billion, a decline of ¥22.6 billion compared with the previous fiscal year. The principal reason for the decline was the incurrence of ¥10.4 billion of net losses on securities as compared to net gain on securities of ¥15.1 billion in the prior fiscal year. In fiscal year 2007, we recorded mark-downs relating to the U.S. residential mortgage portfolio amounting to ¥15.6 billion. In addition, the decline reflects subdued securities activities in our capital markets business. This was partly offset by income from corresponding equity derivatives included in income from derivatives for banking purposes, net of ¥0.5 billion, which improved ¥7.3 billion as compared with the prior fiscal year.

Equity in net losses of affiliates declined to ¥8.3 billion, largely reflecting a decline in the net loss of our equity-method affiliate (until September 30, 2007), Shinki, from ¥14.6 billion to ¥6.8 billion, net of consolidation adjustments. Shinki's net loss was due primarily to additional credit and grey zone provisions required for its business restructuring.

Income on monetary assets held in trust should be considered together with net gains on other monetary claims purchased for trading purposes as both of these income categories include credit trading revenue. In fiscal year 2007, we completed 53 new credit trading transactions with an aggregate investment amount of ¥101.7 billion. In fiscal year 2007, income on monetary assets held in trust for trading purposes increased from ¥14.7 billion to ¥20.9 billion and net gain on other monetary claims purchased for trading purposes amounted to ¥15.4 billion as opposed to ¥19.9 billion in the previous fiscal year, consisting primarily of income from credit trading transactions.

Net gain on foreign exchange declined from ¥10.4 billion to ¥2.7 billion due, in part, to lower fees on foreign exchange transactions as well as lower option income in connection with currency-linked structured deposits provided to retail customers, which declined from ¥5.6 billion to ¥4.4 billion.

TOTAL REVENUE

Due to the factors described above, total revenue in the fiscal year ended March 31, 2008 was ¥262.6 billion, as compared with ¥256.3 billion in the previous fiscal year.

GENERAL AND ADMINISTRATIVE EXPENSES

The table below sets forth the principal components of our general and administrative expenses.

TABLE 5. GENERAL AND ADMINISTRATIVE EXPENSES (CONSOLIDATED)

	Billions of yen		
Fiscal years ended March 31	**2008**	2007	% Change
Personnel expenses	**¥ 64.5**	¥ 62.7	2.9
Premises expenses	**18.6**	17.3	7.6
Technology and data processing expenses	**21.8**	20.1	8.4
Advertising expenses	**9.9**	10.9	(9.2)
Consumption and property taxes	**8.4**	7.3	14.5
Deposit insurance premium	**3.4**	2.8	21.0
Other general and administrative expenses	**31.9**	28.8	10.5
General and administrative expenses	**158.7**	150.2	5.7
Amortization of goodwill and other intangible assets	**12.5**	20.8	(39.7)
Total general and administrative expenses	**¥ 171.2**	¥171.0	0.2

General and administrative expenses (excluding amortization of goodwill and other intangibles) for fiscal year 2007 were ¥158.7 billion compared with ¥150.2 billion for the previous fiscal year. The increase was partly due to the inclusion of Shinki's expenses of ¥5.5 billion, including allocated expenses, for the second half of the fiscal year as Shinki became a consolidated subsidiary from October 1, 2007. The increase in expenses was also the result of the continued need for strategic investments to grow the Institutional and Retail Banking businesses.

The expense increase was partly offset by continual expense rationalization activities in APLUS.

As a result, in fiscal year 2007, our expense-to-revenue ratio was 60.4% as compared to an expense-to-revenue ratio of 58.6% in fiscal year 2006.

Personnel expenses of ¥64.5 billion were ¥1.8 billion higher than the previous fiscal year. The increase was largely due to new employees hired in the Institutional Banking business to support its business expansion and the inclusion of Shinki's personnel expenses for the six months ended March 31, 2008. This was partly offset by lower personnel expenses in APLUS reflecting expense savings realized through a voluntary retirement program initiated during fiscal year 2006.

Non-personnel expenses increased by ¥6.7 billion compared to the prior fiscal year. The increase was largely related to customer-driven activities such as the deposit insurance premium on retail deposits, consumption tax and outsourcing expenses and the inclusion of Shinki's non-personnel expenses of ¥4.0 billion for the six months ended March 31, 2008. Advertising expenses were ¥1.0 billion lower than the previous fiscal year, reflecting optimization of advertising activities in the Retail Banking business. Other general and administrative expenses, consisting of outsourcing and temporary staff expenses, professional fees, printing and stationery expenses, were ¥31.9 billion compared to ¥28.8 billion in the prior fiscal year. The increase of ¥3.0 billion is partly attributable to higher outsourcing expenses and professional fees.

AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES

The acquisition of majority stakes in APLUS (including Zen-Nichi Shinpan Co., Ltd. (Zen-Nichi Shinpan)), Showa Leasing and Shinki resulted in the creation of goodwill and other intangibles. The amortization of goodwill and other intangibles was ¥12.5 billion for the fiscal year ended March 31, 2008. This includes amortization of goodwill and other intangibles attributable to APLUS (including Zen-Nichi Shinpan), Showa Leasing and Shinki in the amount of ¥8.7 billion, ¥3.3 billion and ¥0.4 billion, respectively.

NET CREDIT COSTS

The following table sets forth our net credit costs on a consolidated basis for the fiscal years ended March 31, 2008 and 2007.

TABLE 6. NET CREDIT COSTS (CONSOLIDATED)

	Billions of yen		
Fiscal years ended March 31	2008	2007	% Change
Losses on write-off of loans	¥ 3.1	¥ 1.5	99.8
Net provision of reserve for loan losses:			
Net provision of general reserve for loan losses	22.8	33.5	(32.0)
Net provision of specific reserve for loan losses	50.4	15.6	222.7
Net provision of reserve for loan losses to restructuring countries	0.0	0.0	69.4
Subtotal	73.3	49.2	48.9
Net provision (reversal) of specific reserve for other credit losses	(6.3)	(0.8)	(683.2)
Other credit costs relating to leasing business	3.4	1.9	79.8
Net credit costs	¥73.5	¥51.9	41.7

Please see Note 29 on page 134 for details.

The principal components of net credit costs are provisions or reversals of loan loss reserves. In accordance with Japanese regulatory requirements, Shinsei maintains general and specific reserves for loan losses, a reserve for loans to restructuring countries, as well as a specific reserve for other credit losses. Certain of our subsidiaries, particularly APLUS, Showa Leasing and Shinki, also maintain general and specific reserves for loan losses.

We recorded net credit costs of ¥73.5 billion for the fiscal year ended March 31, 2008 compared with net credit costs of ¥51.9 billion for the fiscal year ended March 31, 2007. The increase in credit costs was partly due to credit costs related to the U.S. residential mortgage portfolio amounting to ¥13.4 billion, as well as the inclusion of Shinki's credit provisions of ¥4.6 billion for the second half of fiscal year 2007.

OTHER GAINS, NET

Other gains, net were ¥74.7 billion for the fiscal year ended March 31, 2008, as compared to other losses, net of ¥99.1 billion during the previous fiscal year. Other gains, net in fiscal year 2007 mainly consisted of (i) gain on sale of the headquarters building of ¥61.7 billion, after write-offs and restoration costs, and (ii) gains from the sale of Life Housing Loan of ¥20.3 billion. In addition, the tax impact of these gains has been reflected in income taxes (benefit).

This was partly offset by the absence of gains on the sale of shares of BlueBay Asset Management Limited amounting to ¥11.6 billion, recorded in fiscal year 2006.

Please see Note 30 on page 134 for details.

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS

As a result of the foregoing, income before income taxes and minority interests totaled ¥92.5 billion for the fiscal year ended March 31, 2008, as compared to losses before income taxes and minority interests of ¥65.7 billion in the previous fiscal year.

INCOME TAXES (BENEFIT)

For the fiscal year ended March 31, 2008, we recorded ¥4.9 billion in current income tax, ¥1.6 billion higher than for the previous fiscal year mainly related to local income tax of ¥2.8 billion paid by our subsidiary, Shinsei Property Finance Ltd. in connection with the sale of Life Housing Loan. We also recorded a deferred income tax expense of ¥9.5 billion, largely arising from sale of Life Housing Loan and the headquarters building.

MINORITY INTERESTS IN NET INCOME (LOSS) OF SUBSIDIARIES

Minority interests in net income (loss) of subsidiaries of ¥18.0 billion for the fiscal year ended March 31, 2008 largely reflects interest payments relating to our issuance of hybrid Tier I capital in the international market in February and March 2006 amounting to US$1,475 million and minority interests relating to APLUS' preferred shareholders, subsidiaries of Shinseigin Finance Co., Ltd. and Shinki.

NET INCOME (LOSS)

As a result, our consolidated net income was ¥60.1 billion for fiscal year 2007, as compared to a net loss of ¥60.9 billion for fiscal year 2006.

We report both Japanese GAAP net income (loss) and cash basis net income in order to provide greater transparency and understanding of our underlying performance. For fiscal year 2007, consolidated cash basis net income was ¥71.3 billion, as compared to ¥35.3 billion in the previous fiscal year. Cash basis net income is defined as Japanese GAAP net income (loss) adjusted to exclude the amortization and impairment of goodwill and other intangible assets, net of tax benefit, attributable to our consumer and commercial finance companies.

RECONCILIATION FROM REPORTED-BASIS RESULTS TO OPERATING-BASIS RESULTS

In addition to analyzing our results of operations in the format used for our financial statements, which we refer to as the "reported-basis," our management also reviews our results on an "operating-basis" to assess each of our business lines and to measure our results against targeted goals. Operating-basis results are calculated by adjusting the reported-basis results principally for the amortization of goodwill and other intangibles, certain revenue items, amortization of net actuarial losses and lump-sum payments. In essence, the operating-basis results represent what we consider to be "core" business results and are in conformity with Japanese GAAP at the net income (loss) level. The following summary table provides a reconciliation between our results on a reported- and operating-basis.

TABLE 7. RECONCILIATION FROM REPORTED-BASIS RESULTS TO OPERATING-BASIS RESULTS (CONSOLIDATED)

	Billions of yen					
	2008			2007		
Fiscal years ended March 31	Reported-basis	Reclassifications	Operating-basis	Reported-basis	Reclassifications	Operating-basis
Revenue:						
Net interest income	**¥ 137.7**	**¥ —**	**¥ 137.7**	¥ 95.4	¥ —	¥ 95.4
Non-interest income[1]	**124.9**	**0.0**	**125.0**	160.8	11.9	172.8
Total revenue	**262.6**	**0.0**	**262.7**	256.3	11.9	268.3
General and administrative expenses[2]	**158.7**	**(0.9)**	**157.8**	150.2	(0.2)	149.9
Amortization of goodwill and other intangible assets	**12.5**	**(12.5)**	**—**	20.8	(20.8)	—
Total general and administrative expenses	**171.2**	**(13.4)**	**157.8**	171.0	(21.0)	149.9
Net business profit/Ordinary business profit[3]	**91.3**	**13.5**	**104.9**	85.3	33.0	118.3
Net credit costs	**73.5**	**—**	**73.5**	51.9	—	51.9
Amortization of goodwill and other intangible assets	**—**	**12.5**	**12.5**	—	20.8	20.8
Other gains (losses), net[1][2]	**74.7**	**(1.0)**	**73.7**	(99.1)	(12.2)	(111.3)
Income (loss) before income taxes and minority interests	**92.5**	**—**	**92.5**	(65.7)	—	(65.7)
Income taxes (benefit) and minority interests	**32.4**	**—**	**32.4**	(4.7)	—	(4.7)
Net income	**¥ 60.1**	**¥ —**	**¥ 60.1**	¥ (60.9)	¥ —	¥ (60.9)

Notes: (1) Reclassifications consist principally of adjustments relating to other business income between other gains (losses), net and non-interest income.
(2) Reclassifications consist principally of adjustments relating to lump-sum compensation and amortization of net actuarial gains or losses from general and administrative expenses to other gains (losses), net.
(3) Ordinary business profit is derived after reclassifying certain items from net business profit.

BUSINESS LINES RESULTS

We continue to expand our products and broaden our customer base through our business lines: Institutional Banking, Consumer and Commercial Finance and Retail Banking. During the fiscal year we promoted interaction between various businesses, leading to an increase in synergies in terms of business enhancing cross-sales and referrals, joint business ventures and cost-saving opportunities.

Management monitors the performance of these business lines on an operating basis. The business lines discussion below covers the operating-basis ordinary business profit (loss) after net credit costs (recoveries) of these business lines and a fourth category of ALM/Corporate/Other.

Our business lines cover a broad range of businesses and customer segments which provide us with diversified revenues.

In fiscal year 2007, ordinary business profit after net credit costs was ¥31.3 billion, or ¥35.0 billion lower than the previous fiscal year largely due to mark-downs and credit costs for exposure to the U.S. residential mortgage market totaling ¥29.1 billion, absence of gain from sale of Shinsei's investment in BlueBay of ¥11.6 billion, higher credit costs in Showa Leasing and lower revenues in Retail Banking. This was partly offset by improvement in APLUS' and Shinki's ordinary business profit (loss) as compared to the prior fiscal year.

TABLE 8. OPERATING-BASIS ORDINARY BUSINESS PROFIT (LOSS) AFTER NET CREDIT COSTS (RECOVERIES) BY BUSINESS LINE (CONSOLIDATED)

	Billions of yen				
	2008				
For the fiscal year ended March 31	Institutional Banking	Consumer and Commercial Finance	Retail Banking	ALM/ Corporate/ Other[1]	Total
Net interest income	**¥ 46.4**	**¥ 53.5**	**¥ 21.0**	**¥ 16.7**	**¥ 137.7**
Non-interest income (expense)	**44.7**	**73.7**	**13.0**	**(6.5)**	**125.0**
Total revenue	**91.2**	**127.3**	**34.0**	**10.1**	**262.7**
General and administrative expenses	**49.6**	**66.2**	**40.1**	**1.7**	**157.8**
Ordinary business profit (loss)	**41.5**	**61.0**	**(6.0)**	**8.3**	**104.9**
Net credit costs	**19.6**	**52.3**	**0.3**	**1.3**	**73.5**
Ordinary business profit (loss) after net credit costs	**¥ 21.9**	**¥ 8.7**	**¥ (6.3)**	**¥ 7.0**	**¥ 31.3**

	Billions of yen				
	2007				
For the fiscal year ended March 31	Institutional Banking	Consumer and Commercial Finance	Retail Banking	ALM/ Corporate/ Other[1]	Total
Net interest income	¥ 29.3	¥ 43.0	¥ 17.5	¥ 5.4	¥ 95.4
Non-interest income (expense)	87.9	69.1	18.5	(2.8)	172.8
Total revenue	117.3	112.2	36.1	2.6	268.3
General and administrative expenses	43.4	68.1	37.7	0.6	149.9
Ordinary business profit (loss)	73.8	44.0	(1.5)	2.0	118.3
Net credit costs (recoveries)	(4.0)	53.8	0.1	1.9	51.9
Ordinary business profit (loss) after net credit costs (recoveries)	¥ 77.8	¥ (9.8)	¥ (1.6)	¥ 0.0	¥ 66.4

Note: (1) ALM/Corporate/Other largely consists of results of corporate treasury activities and corporate level expenses.

INSTITUTIONAL BANKING

In the Institutional Banking business, the product specialists and relationship managers work closely together to increase the number of products per customer. Corporate lending increased as we continue to offer new solutions. Relationships with regional banks and local financial institutions, with whom the business works as partners, continue to strengthen. The Institutional Banking business continues to forge long-standing relationships with its real estate customers. The Japanese public sector has been showing strong potential as we offer various innovative solutions.

During fiscal year 2007, the Institutional Banking business generated total revenue of ¥91.2 billion. This is ¥26.0 billion lower than the previous fiscal year. The business' generally steady performance was negatively impacted by mark-downs of ¥15.6 billion for exposure to the U.S. residential mortgage market and absence of gain from investment in BlueBay of ¥11.6 billion.

In fiscal year 2007, general and administrative expenses were ¥49.6 billion, a ¥6.1 billion increase compared to the previous fiscal year. The increase was largely due to new employees hired to support business expansion. As a result, ordinary business profit for fiscal year 2007 was ¥41.5 billion, a decline of ¥32.2 billion, or 43.7%, as compared to the previous fiscal year. Net credit costs for the period of ¥19.6 billion were partly attributable to credit costs of ¥13.4 billion related to the U.S. residential mortgage portfolio. Higher credit provisions were also required in other structured credit portfolios.

The expense-to-revenue ratio of this business was 54.4% for fiscal year 2007.

TABLE 9. INSTITUTIONAL BANKING REVENUE BY PRODUCT (CONSOLIDATED)

	Billions of yen		
Fiscal years ended March 31	**2008**	2007[1]	% Change
Institutional Banking:			
Credit trading	**¥ 22.0**	¥ 17.1	29.1
Non-recourse real estate finance	**19.2**	17.8	7.9
Basic banking[2]	**16.4**	18.4	(10.8)
Foreign exchange, derivatives, equity-related	**12.6**	12.8	(2.2)
Principal investments	**11.5**	14.1	(18.4)
Other capital markets	**1.2**	6.3	(80.9)
Securitization	**0.5**	11.2	(95.4)
Other products	**7.5**	19.2	(60.9)
Total revenue	**¥ 91.2**	¥ 117.3	(22.2)

Notes: (1) Prior period has been adjusted to conform to current period presentation.
(2) Basic Banking mainly consists of corporate loans, deposits and debentures revenue.

During fiscal year 2007, the Institutional Banking business delivered strong results in credit trading and non-recourse finance activities. The capital markets and securitization businesses were impacted by the dislocation in credit markets generally and volatility in the foreign exchange and equity markets challenged the foreign exchange, derivatives and equity-related revenues.

Revenue diversification is essential to ensure earnings stability in this business line. The business continued to see an increase in demand for institutional loans and ongoing growth in asset prices contributed to strong performance in the credit trading business.

In credit trading, we invest in various kinds of credit—primarily distressed assets, non-performing loans and sub-performing loans—in both the domestic and international markets. The business momentum in this business resulted in the conclusion of 53 new transactions with an aggregate investment amount of ¥101.7 billion and generated total revenues of ¥22.0 billion in fiscal year 2007, an increase of ¥4.9 billion compared to the previous fiscal year.

The non-recourse real estate finance business concluded 159 transactions. The non-recourse real estate balance, both loans and bond structures, increased ¥52.6 billion to ¥974.8 billion in fiscal year 2007. This business generated revenue of ¥19.2 billion as compared to ¥17.8 billion during the previous fiscal year.

Basic Banking includes revenue from corporate loans, deposits and debentures. In fiscal year 2007, the balance of corporate loans increased by 1.0% to reach ¥2,856.1 billion at March 31, 2008. As a result, revenues from corporate loans amounted to ¥14.2 billion for the fiscal year ended March 31,

2008 despite margin compression.

The decline in securitization and other capital markets revenues largely relates to mark-downs of ¥15.6 billion relating to the U.S. residential mortgage portfolio and general slow-down in the business due to the dislocation in credit markets. The decrease in revenue from other products largely relates to the absence in fiscal year 2007 of the ¥11.6 billion gain on the sale of our strategic investment in BlueBay Asset Management Limited recorded in fiscal year 2006.

CONSUMER AND COMMERCIAL FINANCE

The Consumer and Commercial Finance (CCF) business provides consumer finance, commercial finance and specialty property finance for both consumers and small businesses. This business has been built up through the acquisition of a number of subsidiaries which now form an integral part of the Shinsei Bank Group with a dedicated team providing operational and managerial direction to each subsidiary to leverage core competencies and intra-group synergies.

The legislative and market changes affecting the consumer finance industry during the fiscal year 2006 continued to have a significant impact on the financial performance of our consumer finance subsidiary, APLUS, and our 36.4% owned affiliate, Shinki, which became a 67.7% owned consolidated subsidiary from the second half of fiscal year 2007. APLUS reaped the benefits of various restructuring initiatives in fiscal year 2006 and returned to profitability in fiscal year 2007. Shinki's restructuring initiatives during fiscal year 2006 and in the first half of fiscal year 2007 resulted in its business achieving profitability from the second half of fiscal year 2007. Core financial performance of Showa Leasing remained steady, although the overall performance of Showa Leasing's business was impacted by higher credit reserves related to less creditworthy customers.

In fiscal year 2007, the CCF business contributed total revenue of ¥127.3 billion, an increase of ¥15.1 billion, or 13.5%, as compared to fiscal year 2006. This includes Shinki's revenues of ¥13.2 billion for the second half of fiscal year 2007. The expense decrease was largely due to continued expense rationalization activities in APLUS, partly offset by inclusion of Shinki's expenses of ¥5.5 billion for the second half of fiscal year 2007, including allocated expenses. As a result, the business generated ordinary business profit of ¥61.0 billion in fiscal year 2007, an increase of ¥16.9 billion from the previous fiscal year. Fiscal year 2007 credit costs reflect inclusion of Shinki's credit costs of ¥4.6 billion for the six months ended March 31, 2008 and higher credit provisions in Showa Leasing partly relating to less creditworthy customers. The increases in credit costs of Shinki and Showa Leasing were offset by the decline in APLUS' credit costs due to rationalization of its customer base. As a result, ordinary business profit after net credit costs was ¥8.7 billion in fiscal year 2007, an increase of ¥18.5 billion compared to the previous fiscal year.

TABLE 10. CONSUMER AND COMMERCIAL FINANCE ORDINARY BUSINESS PROFIT (LOSS) AFTER NET CREDIT COSTS BY SUBSIDIARY (CONSOLIDATED)[1]

	Billions of yen				
	2008				
For the fiscal year ended March 31	APLUS	Showa Leasing	Shinki	Other Subsidiaries	Consumer and Commercial Finance
Net interest income (expense)	¥ 41.8	¥ (6.2)	¥ 13.7	¥ 4.2	¥ 53.5
Non-interest income (expense)	48.2	32.1	(7.4)	0.8	73.7
Total revenue	90.0	25.8	6.3	5.0	127.3
General and administrative expenses	45.1	12.8	5.6	2.6	66.2
Ordinary business profit	44.8	13.0	0.7	2.4	61.0
Net credit costs	38.2	8.7	4.6	0.7	52.3
Ordinary business profit (loss) after net credit costs	¥ 6.6	¥ 4.3	¥ (3.9)	¥ 1.6	¥ 8.7

	Billions of yen				
	2007[2]				
For the fiscal year ended March 31	APLUS	Showa Leasing	Shinki	Other Subsidiaries	Consumer and Commercial Finance
Net interest income (expense)	¥ 39.4	¥ (3.5)	¥ —	¥ 7.1	¥ 43.0
Non-interest income (expense)	53.8	28.6	(14.6)	1.3	69.1
Total revenue	93.2	25.0	(14.6)	8.5	112.2
General and administrative expenses	53.3	11.2	—	3.5	68.1
Ordinary business profit (loss)	39.8	13.7	(14.6)	4.9	44.0
Net credit costs	49.1	3.0	—	1.7	53.8
Ordinary business profit (loss) after net credit costs	¥ (9.2)	¥ 10.7	¥(14.6)	¥ 3.2	¥ (9.8)

Notes: (1) Net of consolidation adjustments, if applicable.
(2) Prior period has been adjusted to conform to current period presentation.

For the fiscal year ended March 31, 2008, APLUS recorded total revenue of ¥90.0 billion on a consolidated basis from its installment shopping credit, credit cards businesses and loan guarantees. This represented 70.7% of total CCF business revenue. APLUS' ordinary business profit after net credit costs of ¥6.6 billion was ¥15.9 billion higher than for fiscal year 2006. APLUS recorded net credit costs of ¥38.2 billion in fiscal year 2007, or ¥10.9 billion lower than for fiscal year 2006. This reflects rationalization of APLUS' business model and stricter credit management. APLUS and its consolidated subsidiaries generated net income of ¥6.1 billion, including Zen-Nichi Shinpan, in fiscal year 2007.

Showa Leasing is our commercial finance platform and provides general and auto leasing, lending and other financing solutions to small- and medium-sized companies and automobile dealerships. Showa Leasing recorded revenue of ¥25.8 billion for fiscal year 2007, an increase of ¥0.7 billion, or 3.1%, compared to fiscal year 2006. The increase in revenue in fiscal year 2007 is comprised of continued growth in business and synergies with Institutional Banking. Higher credit provisions and write-offs were required in Showa Leasing in fiscal year 2007 partly in relation to less creditworthy customers.

Revenue of ¥6.3 billion attributed to Shinsei for fiscal year 2007 reflects both Shinsei's equity in the non-consolidated net loss of Shinki for the first half of the fiscal year, amounting to ¥6.8 billion net of consolidation adjustments, as well as Shinki's revenues of ¥13.2 billion for the second half of the fiscal year. Shinki's net loss for the first half of the fiscal year related to its recording of additional credit provisions and grey zone reserves as part of its business restructuring. Shinki and its consolidated subsidiaries generated net income of ¥2.7 billion for the six months ended March 31, 2008.

Other subsidiaries mainly include financial results of Shinsei Property Finance and the CCF headquarters.

APLUS' grey zone payments and write-offs amounted to ¥5.4 billion in fiscal year 2007. The business made new grey zone related provisions of ¥3.7 billion and, as a result, the total balance of the grey zone reserve was ¥8.6 billion as of March 31, 2008, as compared to ¥10.3 billion as of March 31, 2007.

On a consolidated basis, Shinki's grey zone payments and write-offs amounted to ¥14.1 billion. The business made new grey zone related provisions of ¥8.4 billion and, as a result, the total balance of the grey zone reserve was ¥30.6 billion as of March 31, 2008, as compared to ¥36.4 billion as of March 31, 2007.

RETAIL BANKING

In Retail Banking, the business continues to expand its product range and enhance consultative services for retail customers while working closely with Institutional Banking to better serve the needs of its customers, including high net worth individuals. Furthermore, the Retail Bank and APLUS are working together to offer new products and services such as the Shinsei VISA Card launched in March 2007.

Our retail customers interact and transact with us not only through our physical branches but also via our Internet banking portal, with over 60,000 ATMs located throughout Japan and call centers servicing our customers 24 hours a day, 7 days a week, including Japanese national holidays. We have been installing ATMs in Tokyo Metro stations to provide further convenience to our customers. Our 76 ATMs at 49 stations represent the largest ATM network in the Tokyo Metro. The retail customer base continues to grow at a significant rate, reaching close to 2.2 million accounts as of the end of March 2008, an increase of over 202,000 since March 2007. The Bank continued to launch new products, such as the *Power Step-up Yokin*, an extendable yen time deposit, and the Emerging Currency Bond Fund, a publicly-offered domestic investment trust that invests in emerging market fixed-income securities and investment products through Shinsei Bank's partnership with UTI Asset Management.

Although savings and time deposits as well as mutual fund products continued to grow steadily, during the period under review, weaker demand for structured deposits following the Bank of Japan's change in interest rate policy adversely impacted revenue.

Shinsei Bank considerably improved its ranking and reached second overall in the *Nihon Keizai Shimbun*'s third survey of retail bank strength in July 2007 from twentieth position in last year's survey.

During fiscal year 2007, total revenue was ¥34.0 billion as compared to ¥36.1 billion during the previous fiscal year. The main sources of revenue were interest income internally allocated based on funding of other businesses from retail deposits, fees from asset management products, income from structured deposits and fees and net interest income from loan products. The ability to successfully sell an increasingly wide range of products such as mutual funds and variable annuities is contributing to more balanced and recurrent revenue growth. The decline in revenue resulted mainly from a decrease in structured deposits related option income by ¥5.6 billion from ¥11.3 billion to ¥5.7 billion due to lower demand for structured deposits. This was partly offset by a ¥3.4 billion increase in net interest income associated with the growth in deposits and loan balances. Revenue from asset management products increased from ¥9.3 billion to ¥9.6 billion for fiscal year 2007.

Retail Banking incurred general and administrative expenses of ¥40.1 billion during fiscal year 2007, an increase of ¥2.4 billion, as compared to the previous fiscal year. Strict expense discipline in the business mitigated the expense increase necessary to expand distribution channels. The business generated an ordinary business loss after net credit costs of ¥6.3 billion for fiscal year 2007, as compared to an ordinary business loss after net credit costs of ¥1.6 billion in fiscal year 2006.

TABLE 11. RETAIL BANKING REVENUE BY PRODUCT (CONSOLIDATED)

	Billions of yen		
Fiscal years ended March 31	**2008**	2007	% Change
Retail Banking:			
Deposits and debentures net interest income	¥ **17.3**	¥ 14.6	18.9
Asset management	**9.6**	9.3	3.6
Loans	**3.7**	2.6	42.4
Deposits and debentures non-interest income	**3.3**	9.6	(65.4)
Total revenue	¥ **34.0**	¥ 36.1	(5.3)

Deposits of retail customers increased by over 11% and the total of retail deposits surpassed ¥3.9 trillion as of March 31, 2008. Deposits and debentures net interest income relates to the internal interest spread we credit to our Retail Banking business on customer deposits and debentures. Deposits and debentures net interest income grew ¥2.7 billion to ¥17.3 billion in the fiscal year ended March 31, 2008 as a result of growth in retail deposits.

Deposits and debentures non-interest income mainly includes revenue from structured deposits and commissions on foreign exchange transactions. This is partly offset by fees we incur in connection with ATMs and funds transfers. In fiscal year 2007, we recorded revenue of ¥3.3 billion from deposits and debentures non-interest income, a decline of ¥6.3 billion compared to the previous fiscal year, mainly reflecting lower option income generated in connection with structured deposits.

Fees from asset management products increased 3.6% to ¥9.6 billion for the fiscal year ended March 31, 2008 compared to the previous fiscal year. Loans to retail customers grew 44.2% to ¥817.4 billion as of March 31, 2008. This resulted in Retail Banking recording ¥3.7 billion in revenue from housing loans and other lending products during fiscal year 2007.

ALM/CORPORATE/OTHER

ALM, Corporate and Other primarily consists of results of corporate treasury activities, inter-company adjustments, and corporate level expenses. In fiscal year 2007, ordinary business profit after net credit costs was ¥7.0 billion.

RESULTS OF OPERATIONS (NON-CONSOLIDATED)

OVERVIEW

We disclose non-consolidated financial information of Shinsei in addition to our consolidated financial statements. As a recipient of public funds, we are required by the FSA to update and report on Shinsei's non-consolidated performance in relation to targets set forth in its Revitalization Plan on a quarterly basis, and to publicly disclose that information semi-annually. Shinsei's plan was initially prepared by LTCB upon its emergence from nationalization and we have subsequently updated the plan in August 2001, August 2003, August 2005 and August 2007.

Shinsei Bank accounts for a substantial portion of our consolidated financial condition and results of operations. For the fiscal year ended March 31, 2008, Shinsei Bank accounted for 82.8% of our consolidated assets.

Fiscal year 2007 results of operations, on a non-consolidated basis, were significantly impacted by dislocation in the credit markets and the legislative and market changes affecting the consumer finance industry.

IMPAIRMENT OF INVESTMENT IN APLUS AND SHINKI COMMON SHARES

Legislative changes relating to consumer loan interest rates approved by the Japanese Diet in December 2006 and other developments continued to have a significant impact on the consumer finance industry.

As a result of these conditions, the common share price of APLUS and Shinki declined substantially in the six months ended September 30, 2007, adversely impacting our non-consolidated financial results for that period. This triggered an impairment of Shinsei's investment in APLUS' and Shinki's common shares. Shinsei owned 156,690,390 common shares of APLUS and 25,607,524 common shares of Shinki as of September 30, 2007.

As of September 30, 2007, APLUS' per share common share price was ¥82 as compared to ¥184 as of March 31, 2007. As a result, an impairment of ¥15.9 billion was recorded in our non-consolidated financial results. This is in addition to a valuation allowance of ¥9.2 billion recorded as of March 31, 2007, which represented the decline in value of the shares between the time of our acquisition of APLUS and March 31, 2007.

As of September 30, 2007, Shinki's per share common share price was ¥97 as compared to ¥333 as of March 31, 2007. As a result, an impairment of ¥6.0 billion was recorded in our non-consolidated financial results. This is in addition to a valuation allowance of ¥6.6 billion assessed at March 31, 2007, which represented the difference between the book value of the shares and the common share price of Shinki on March 31, 2007.

TABLE 12. COMPARISON OF TARGETS AND RESULTS FOR KEY MEASURES IN THE REVITALIZATION PLAN (NON-CONSOLIDATED)

	Billions of yen (except percentages)			
	2008		2007	
Fiscal years ended March 31	Target	Actual	Target	Actual
Net income (loss)	**¥ 60.0**	**¥ 53.2**	¥ 73.0	¥ (41.9)
Total expenses (without taxes)[1]	**82.3**	**80.5**	77.2	74.0
Return on equity based on net business profit[2]	**9.6%**	**9.7%**	8.7%	7.3%

Notes: (1) Equals Shinsei's total general and administrative expenses excluding business taxes such as consumption tax.
(2) Equals net business profit before general reserve for loan losses, as such term is defined under "—Supplemental Non-Consolidated Measures" below, divided by average total equity.

SUPPLEMENTAL NON-CONSOLIDATED MEASURES

In addition to the reporting items set forth in our non-consolidated financial statements, Japanese banking law requires us to disclose gross business profit (*gyomu soneki*) on a non-consolidated basis. Furthermore, in the Japanese banking industry, net business profit before general reserve for loan losses (*jisshitsu gyomu jun-eki*) has traditionally been used as a measure of the profitability of core banking operations. We review these non-Japanese GAAP performance measures in monitoring the results of our operations.

Gross business profit is the sum of:

- net interest income;
- net fees and commissions, which consist of:
  - fees on loans as well as on sales of asset management products,
  - other fee-based activities, and
  - income on monetary assets held in trust (in keeping with the definition of gross business profit in our revitalization plan);
- net trading income; and
- net other business income, which includes, among other things, gains or losses on securities and foreign exchanges.

Net business profit before general reserve for loan losses is gross business profit minus non-consolidated total expenses, which corresponds to our consolidated general and administrative expenses.

While these business profit measures should not be viewed as a substitute for net income, management believes that these non-Japanese GAAP measures provide a meaningful way of comparing a number of the important components of Shinsei's revenues and profitability from year to year. The tables below set forth these supplemental financial data and corresponding reconciliations to net income under Japanese GAAP for the fiscal years ended March 31, 2008 and 2007.

TABLE 13. SUPPLEMENTAL MEASURES (NON-CONSOLIDATED)

	Billions of yen	
Fiscal years ended March 31	**2008**	2007
Gross business profit (*gyomu soneki*)[1]:		
Net interest income	**¥ 107.5**	¥ 59.7
Net fees and commissions[1]	**48.8**	45.8
Net trading income	**6.9**	14.9
Net other business (loss) income	**(11.4)**	12.0
Total gross business profit[1]	**152.0**	132.5
Total expenses	**84.7**	77.6
Net business profit[1][2] (*jisshitsu gyomu jun-eki*)	**67.2**	54.9
Other operating expenses, net[3]	**(34.7)**	(7.8)
Net operating income (*keijo rieki*)	**32.5**	47.1
Extraordinary income (loss)	**25.7**[4]	(102.1)[5]
Income (loss) before income taxes	**58.3**	(55.0)
Current income taxes (benefit)	**(7.6)**	(2.7)
Deferred income tax expense (benefit)	**12.7**	(10.2)
Net income (loss)	**¥ 53.2**	¥ (41.9)

Notes: (1) Includes income from monetary assets held in trust of ¥37.3 billion in the fiscal year ended March 31, 2008 and ¥30.7 billion in the fiscal year ended March 31, 2007.
(2) Excludes provisions for or reversals of general reserve for loan losses.
(3) Excludes income from monetary assets held in trust.
(4) Includes (i) income from investment in Tokumei Kumiai (silent partnership) of ¥66.0 billion from the sale of the Bank's headquarters building, which was included in the earnings distributed by Dolphin Japan Investment Y.K., the Bank's consolidated subsidiary; (ii) impairment charges on investments in APLUS' and Shinki's common shares of ¥15.9 billion and ¥6.0 billion, respectively; and (iii) losses on exposure to the U.S. residential mortgage market of ¥8.9 billion.
(5) Includes impairment charges on investments in APLUS' preferred shares of ¥98.0 billion.

CRITICAL ACCOUNTING POLICIES



GENERAL

Our financial statements are prepared in accordance with Japanese GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. In addition, certain accounting principles require significant judgment by management in applying complex accounting principles to individual transactions to determine the most appropriate accounting treatment. We have established procedures and processes to facilitate making the estimates and assumptions necessary to value assets and liabilities, record transactions and prepare the financial statements. On an ongoing basis, management evaluates its estimates and judgments, including those related to the valuation of assets and liabilities. Although actual results may differ from these estimates under different assumptions and conditions and future changes in the key assumptions could change future valuations and results, we have used the best information available at the time to make our estimates. Significant accounting policies are described in Note 2 to the Consolidated Financial Statements included in this annual report.

Management believes the following are our critical accounting policies. These policies were considered "critical" because:

- the estimates involved in these policies require us to make assumptions about matters that are uncertain at the time the estimates are made; and
- different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on the presentation of our financial condition, or changes in our financial condition or results of operations.

RESERVE FOR CREDIT LOSSES

The reserve for loan losses, a separate component of the reserve for credit losses, is management's estimate of the credit losses to be incurred in the lending portfolio and is discussed in further detail in "—Financial Condition—Asset Quality and Disposal of Problem Loans of Shinsei." We establish a specific reserve, a general reserve and a reserve for loans to restructuring countries based on our self-assessment manual to absorb estimated credit losses in the lending portfolio.

A specific reserve is provided for specific claims against obligors in the possibly bankrupt, virtually bankrupt and legally bankrupt categories. For claims against obligors in the virtually and legally bankrupt categories, the unsecured, unguaranteed portion of the claim is written off or otherwise fully reserved because such portion is deemed unlikely to be collected. For claims against obligors in the possibly bankrupt category, a specific reserve is principally determined by estimating discounted future cash flows, other than in cases where it is difficult to reasonably estimate future cash flow.

A general reserve is provided for claims against normal obligors, as well as claims against need caution obligors (including substandard obligors). Shinsei applies the discounted cash flow method in calculating the amount of a general reserve for most of its claims against substandard obligors. The amount of the reserve for claims against normal obligors and claims against need caution obligors (other than substandard obligors of Shinsei which are subject to the discounted cash flow method) is based on the total amount of, as well as the expected loss ratios for, claims against each category of obligor. Shinsei calculates expected loss ratios based on historical losses on claims against each obligor category. Using the expected loss ratios, Shinsei reserves for the estimated amount of losses for the next three years for claims against substandard obligors, for the remaining term of the claims with respect to claims against normal obligors given ratings of 5A through 6C in Shinsei's credit ratings system and claims against need caution obligors other than substandard obligors, or other need caution obligors, and for the next year for claims against normal obligors given ratings higher than 5A.

The historical loan loss ratio had previously been calculated by taking the greater result from the following two calculation methods: (1) the average of three consecutive calculation periods defined to be the previous one year as from each fiscal year-end, or (2) the average of three consecutive calculation periods defined to be the previous three years as from each fiscal year-end. However, the recent actual loan loss ratio has rapidly declined, resulting in a less reliable basis for loan loss calculation. Starting from the fiscal year ended March 31, 2007, the calculation methodology has been changed to taking the greater result of the following two methods: (A) the existing methodology mentioned above, or (B) the average of all calculation periods since 1998, the period for which records for loan losses have been maintained. As a result, the reserve for credit losses as of March 31, 2007 and the loss before income taxes and minority interests for the fiscal year ended March 31, 2007 were each ¥23.2 billion higher than would have been the case using the previous calculation method.

Shinsei reviews its classification of obligors quarterly, although every month it downgrades obligors whose financial

condition has deteriorated based on the results of its self-assessment process. A reserve for loans to restructuring countries is provided for estimated losses on those loans due to political and economic conditions in the countries where the loans are outstanding, based on losses estimated using the secondary market price of similar loans.

Estimating Shinsei's specific reserve for claims against obligors in the possibly bankrupt category and the general reserve for claims against obligors in the substandard category is subject to a number of significant judgments and uncertainties regarding discounted cash flows due to the changing financial conditions of the obligors and general economic conditions surrounding the obligors' business operations. In addition, because the secured portion of claims is not covered by a specific reserve, actual losses on such claims are also subject to significant judgments and uncertainties regarding the fair value of collateral. Estimating the general reserve for claims against obligors in the normal and other need caution categories could be affected by changes made by management in the methodologies used to calculate the migration analyses of obligors or the assumptions used in the calculation of the reserve. As a result, actual losses in the lending portfolio could be greater or less than we have estimated. If the estimated credit losses are not enough to cover actual losses incurred from the ultimate disposition of the portfolio, it would result in additional write-offs or additional reserves in the future for the lending portfolio, increasing our reported total credit costs. If the estimate is in excess of actual losses, it would result in a reduction of our total credit costs.

The reserve for other credit losses consists primarily of reserves, including a reserve taken on our contribution to an industry-wide fund set up to purchase and collect loans, and a reserve for losses in connection with our potential claims against the DIC, including in connection with our ongoing litigation. A specific reserve has been established for each of these exposures based on our estimate of the prospects for recovery. Although we believe our existing reserves are sufficient to cover the risk from items we have identified, actual losses related to these items could be more or less than we have estimated, which could result in an increase or a decrease in our total credit costs.

APLUS establishes loan loss reserves based on historical loss rates for delinquent and non-delinquent accounts. The amount of reserves in the case of delinquent accounts primarily depends on the number of months for which a particular account is past due. In addition, APLUS writes off the entire amount of any claims it deems uncollectible, either as a result of personal bankruptcy or otherwise. Showa Leasing and Shinki establish loan loss reserves in the same manner as APLUS except that with respect to customers with exposure above a specified amount, Showa Leasing establishes reserves on the basis of obligor classification in accordance with its self-assessment guidelines.

RESERVE FOR LOSSES ON INTEREST REPAYMENTS

On October 13, 2006, the Japanese Institute of Certified Public Accountants (the "JICPA") issued "Audit Guidelines on Consumer Finance Companies' Provisions for Possible Losses on Reimbursements of Excess Interest Payments" (the "Audit Guidelines"). These guidelines stipulate that consumer and commercial finance companies make certain provisions for possible losses on reimbursements of excess interest payments and loan losses related to consumer finance loans extended at interest rates in excess of the maximum interest rate prescribed in the Interest Rate Restriction Law. In accordance with such guidelines, the amount of such reserve for APLUS and Shinki was calculated using the average period to maturity of the affected loans, an estimate of the percentage of such loan transactions that will be subject to a future reimbursement request based on past experience and an estimate of the average amount to be reimbursed based on past experience. The amount of the reserve is based on the best estimate of management of APLUS and Shinki, using the assumptions described above. If any of the assumptions change due to changes in circumstances, an additional reserve could become necessary.

VALUATION OF FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE

We have various types of financial instruments in our trading and banking books. Pursuant to Japanese GAAP, we record some of our financial instruments at their fair values, which are measured based on market prices or third-party quotes or, if both are unavailable, our internal valuation methodologies.

Although we strive to follow market standards in making assumptions and determining scenarios necessary for these valuation methodologies, the outcomes of our methodologies could differ from those derived from other methodologies.

AVAILABLE-FOR-SALE SECURITIES

We generally record available-for-sale securities, both debt and equity, at their fair values. The net unrealized gains or losses on these securities are included in and presented as a component of equity.

Available-for-sale securities include some securities without readily obtainable market prices or quotes. These securities mainly consist of residual interests and debt investments in collateralized debt obligations as well as illiquid corporate bonds. We estimate the fair values of these securities based on historical data concerning market prices and quotes. In some cases, we determine fair value using internal valuation methodologies that are subject to complex assumptions, including those relating to scenarios, interest rates and volatility.

As of March 31, 2008 and 2007, the amortized cost of our available-for-sale securities without readily determinable fair value was ¥428.9 billion and ¥260.3 billion, respectively. The total fair value of our available-for-sale securities as of March 31, 2008 and 2007 was ¥1,055.6 billion and ¥1,016.3 billion, respectively. Net unrealized losses recognized as of March 31, 2008 were ¥35.2 billion and net unrealized gains recognized as of March 31, 2007 were ¥8.2 billion.

IMPAIRMENT IN VALUE OF DEBT AND EQUITY SECURITIES

Available-for-sale debt and equity securities and held-to-maturity debt securities are both exposed to the risk of decline in their fair values. If the decline in fair value of available-for-sale securities with readily determinable fair value is deemed to be significant, impairment loss is recognized in the book values of the securities since the decline in fair values is deemed to be other than temporary. To determine whether an other-than-temporary impairment has occurred, the Bank applies the following rule, which depends on the credit risk category that the issuer of the security falls under based on the Bank's internal rules for establishing the reserve for credit losses:

Issuer Credit Risk Category	Fair Value Test for Related Security
Securities issued by "legally and virtually bankrupt" obligors and "possibly bankrupt" obligors	The fair value of a security is less than its book value
Securities issued by "need caution" obligors	The decline in fair value of a security is more than 30% of its book value
Securities issued by "normal" obligors	The decline in fair value of a security is in excess of 50% of its book value

"Legally bankrupt" obligors are obligors who have already gone bankrupt from a legal and /or formal perspective.

"Virtually bankrupt" obligors are obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.

"Possibly bankrupt" obligors are obligors who are not yet bankrupt but are in financial difficulties and are very likely to go bankrupt in the future.

"Need Caution" obligors are obligors who require close attention because there are problems with their borrowings.

"Normal" obligors are obligors whose business conditions are favorable and who are deemed not to have any particular problems in terms of their financial position.

For available-for-sale securities without readily determinable fair value, if the fair value of a security has declined by an amount ranging from 30% to 50% of its acquisition cost we consider the possibility of recovery of fair value in order to determine whether an other-than-temporary impairment has occurred, but if the fair value has declined in excess of 50% of its acquisition cost we deem the impairment to be other-than-temporary. Our judgment of the possibility and magnitude of a future recovery in fair value relies on our subjective views concerning market uncertainties, the creditworthiness of the issuers of the securities and various other factors. Different judgments could lead to different conclusions regarding the need to recognize impairments in value.

For the fiscal year ended March 31, 2008, we recognized losses of ¥8.9 billion on debt and equity securities available-for-sale due to impairment, as compared to ¥1.2 billion for the fiscal year ended March 31, 2007, mainly due to impairment of foreign securities.

FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING PURPOSES

Our trading book assets and liabilities consist of derivative financial instruments, securities, short-term money market investments and other monetary claims maturing within a short period of time.

In addition, we hold certain securities investments, such as foreign fund trusts and corporate bonds, financial assets backed by loans and receivables as well as mortgages included in securities, other monetary claims purchased and monetary assets held in trust that are not recorded in the trading book, but are held for trading purposes in the banking book. All of these trading-purpose assets and liabilities are booked at their fair values, and changes in value are reflected in our net

income. The fair values of trading-purpose assets that are traded actively in open markets are based on observable market prices of the same or similar securities and monetary claims.

When actively traded market prices are not available, we estimate the fair values of the assets and liabilities held for trading purposes using our internal valuation methodologies. These methodologies require us to use our judgment in both making assumptions regarding market parameters, such as swap rates for interest rate and currency swaps with longer maturities, as well as determining the required scenarios, such as future cash flow projections for financial assets underlying purchased monetary claims. In addition, we adjust the fair value estimates for derivative financial instruments to account for credit and liquidity risks.

As of March 31, 2008, the net fair value of our trading assets and liabilities was ¥110.2 billion and the net balance of revaluation gains on those assets and liabilities was ¥77.0 billion. This compared with a net fair value of ¥204.1 billion and a net balance of revaluation gains of ¥65.9 billion as of March 31, 2007.

The fair value of securities held in our banking book for trading purposes was ¥63.1 billion and ¥116.5 billion as of March 31, 2008 and 2007, respectively. The fair value of other monetary claims purchased was ¥280.6 billion and ¥281.0 billion as of March 31, 2008 and 2007, respectively. The fair value of monetary assets held in trust was ¥248.7 billion and ¥339.0 billion as of March 31, 2008 and 2007, respectively.

CREDIT TRADING ACTIVITIES

We are engaged in credit-trading activities in Japan and foreign countries, in which we purchase monetary claims such as loans, bonds, guarantees, receivables and lease receivables without intending to hold them to maturity. To recover our investment, we either collect on the claim, including through repayments, legal proceedings and discounted payoffs, or resell or securitize the claim. Claims purchased are recorded either in monetary assets held in trust or other monetary claims purchased, depending on the structure used for the purchase, and are principally measured at fair value. Fair value is estimated in the same way as it is for assets held for trading purposes. The internal valuation methodology we use to calculate the fair value of these claims mainly relies on a discounted cash flow approach based on cash flow projections and implied market discount rates. As estimations of future cash flows and discount rates are based on complex processes and contain an element of judgment, changes in assumptions could lead to different estimates of the fair value of monetary assets held in trust and other monetary claims purchased, which could in turn impact the related gain or loss amounts in our financial statements. As of March 31, 2008 and 2007, balances related to credit trading of ¥248.7 billion and ¥329.0 billion, respectively, were included in monetary assets held in trust and ¥258.2 billion and ¥245.2 billion, respectively, were included in other monetary claims purchased for trading purposes. As of March 31, 2008 and 2007, net unrealized losses recorded in those accounts were ¥18.3 billion and ¥13.4 billion, respectively.

VALUATION OF DEFERRED TAX ASSETS

We record deferred tax assets for deductible temporary differences and tax loss carryforwards and evaluate them in accordance with the guidelines of the Japanese Institute of Certified Public Accountants, or JICPA. Under the JICPA guidelines for the valuation of deferred tax assets, if a company records a material amount of tax loss carryforwards, in most cases, it is deemed difficult to reasonably estimate "Taxable Income" (which, for the purpose of utilizing deferred tax assets, is treated as income before adjustments for existing temporary differences and tax loss carryforwards). If, however, a company is able to reasonably estimate future Taxable Income for the next fiscal year, it may record deferred tax assets based on deductible temporary differences and tax loss carryforwards to the extent that it is probable that those differences or carryforwards would be used during the next fiscal year. In addition, the JICPA guidelines provide that a company with a material amount of tax loss carryforwards could recognize deferred tax assets as realizable based on future Taxable Income, reasonably estimated, for up to the next five fiscal years if the tax loss carryforwards had been incurred due to certain non-recurring events, such as the restructuring of businesses, and there was not necessarily any significant doubt as to the company's ability to earn Taxable Income in the future.

As a result of Taxable Income (as defined in the previous paragraph) recorded in recent periods, we could have recorded deferred tax assets realizable based on a reasonable estimate of income for at least a part of the next five fiscal years if we would have demonstrated that we would record actual income for the foreseeable future. We have evaluated the available evidence concerning our future Taxable Income and other possible sources of the realization of deferred tax assets, and have concluded that we should record deferred tax assets that are realizable only in the following fiscal year for Shinsei and most of its subsidiaries. We have recorded a valuation allowance to reduce deferred tax assets accordingly. The actual Taxable Income amount for the fiscal year ending March 31,

2009 may be different from our estimate, which would result in a larger or smaller amount of deferred tax assets that should have been recognized.

As of March 31, 2008 and 2007, our balances of net deferred tax assets, or the difference between our deferred tax assets and our deferred tax liabilities, were ¥23.9 billion and ¥37.3 billion, respectively. The amount of net deferred tax assets was 3.5% of our Tier I capital as of March 31, 2008 and 6.0% of our Tier I capital as of March 31, 2007. If we had concluded that we could reasonably estimate Taxable Income for the next five fiscal years, as of March 31, 2008, the balance of net deferred tax assets could have been significantly higher.

RESERVE FOR RETIREMENT BENEFITS

Shinsei, APLUS, Showa Leasing and Shinki each have a non-contributory defined benefit pension plan and certain of Shinsei's consolidated Japanese subsidiaries have unfunded severance indemnity plans, which cover substantially all of our employees. A reserve for retirement benefits is provided for payment in future years. We follow guidelines for accounting for employee retirement benefit plans issued by the JICPA and estimate the amounts of the retirement benefit obligations and plan assets under the pension plans at the end of the fiscal year using assumptions for the expected rate of return on plan assets and the discount rate.

EXPECTED RATE OF RETURN ON PLAN ASSETS

We determine the expected rate of return on plan assets based on the targeted average long-term performance of the assets. Because assumptions regarding the rate of return on assets are affected by changing general economic and market conditions, we need to make significant judgments to determine appropriate assumptions underlying the estimate of long-term performance, which also impact the estimate of the reserve for retirement benefits and net periodic pension cost. The expected rate of return was between 0.75% and 3.5% for both the fiscal year ended March 31, 2008 and 2007.

DISCOUNT RATE

We have selected the interest rate for Japanese government bonds with a 20-year maturity as the basis for the discount rate. We have determined that the interest rate for Japanese government bonds with a 20-year maturity is the best estimate of the risk-free rate because we estimated that the period of time for effective settlement of the benefit obligation under the pension plans would be approximately 19 years on average and the risk-free rate for a period of 19 years was assumed to be substantially the same as the interest rate for a 20-year maturity Japanese government bond. This assumption could change if we become aware of information that leads us to determine that a different period for settling the benefit obligation is required. A change in that assumption could, in turn, change the discount rate and the amounts reported in our financial statements. Changing our methodologies for calculating the estimated settlement period would also affect our estimate of the discount rate and amounts in our financial statements. The discount rate was between 1.5% and 2.2% for both the fiscal year ended March 31, 2008 and 2007. Had the discount rate decreased 0.5 percentage points, net periodic pension cost for the fiscal year ended March 31, 2008 would have increased materially.

HEDGE ACCOUNTING

We follow guidelines issued by the JICPA regarding hedge accounting applicable to assets and liabilities exposed to a risk of change in fair value or cash flow. Derivative transactions that meet the hedge accounting criteria are primarily accounted for under a deferral method whereby unrealized gains and losses are deferred as assets or liabilities until the gains and losses on the hedged items are realized.

Until the end of the fiscal year ended March 31, 2003, Shinsei principally applied a "macro hedge" approach for interest rate derivatives used to manage interest rate risks and its ALM activities based on the transitional treatment prescribed in Industry Audit Committee Report No. 24 issued by the JICPA ("Report No. 24"). The effectiveness of the macro hedge approach was reviewed for a reduction in interest rate risk exposure and the actual risk amount of derivatives within the preapproved limit under our risk control policies. Effective April 1, 2003, we adopted portfolio hedging in accordance with Report No. 24. Under portfolio hedging, a portfolio of hedged items such as deposits or loans with common maturities is matched with a group of hedging instruments such as interest rate swaps, which offset the effect of fair value fluctuations of the hedged items by identified maturities, and are designated as a hedge of the portfolio. The effectiveness of the portfolio hedge is assessed by each group. The interest rate swaps of certain consolidated subsidiaries which qualify for hedge accounting and meet specific matching criteria are not remeasured at fair value but the net payments or receipts under the swap agreements are recognized and included in interest expenses or income. Also, our consolidated Japanese leasing subsidiaries partially applied deferral hedge accounting in accordance with Industry Audit Committee Report No.19 of

the JICPA for the fiscal year ended March 31, 2006.

Shinsei accounts for fund swap and certain currency swap transactions using either deferral hedge accounting or fair value hedge accounting in accordance with Industry Audit Committee Report No. 25 of the JICPA. Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange contracts bought or sold and forward foreign exchange contracts bought or sold. Such transactions are contracted for the purpose of lending or borrowing in a different currency and converting the corresponding principal equivalents and foreign currency equivalents to pay and receive, which amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange contracts bought or sold. Under deferral hedge accounting, hedged items are identified by grouping the foreign currency-denominated financial assets and liabilities by currencies and designating derivative transactions such as currency swap transactions and forward exchange contracts as hedging instruments. Hedge effectiveness is reviewed by comparing the total foreign currency position of the hedged items and hedging instruments by currency.

Shinsei also applies deferral hedge accounting and fair value hedge accounting to translation gains or losses from foreign currency assets of net investments in foreign affiliates and securities available-for-sale (other than bonds denominated in foreign currencies) when such foreign currency exposures recorded as assets are hedged with offsetting foreign currency liabilities and the liabilities exceed the acquisition cost of such foreign currency assets.

In December 2005, the ASBJ published a new accounting standard for presentation of shareholders' equity. Under this accounting standard, any deferred gain or loss on derivatives accounted for under hedge accounting that were previously presented as assets or liabilities are now presented as components of equity. For the fiscal year ended March 31, 2008 and 2007, net losses on hedging instruments which were deferred and recorded as equity amounted to ¥1.0 billion and ¥7.7 billion respectively.

IMPAIRMENT OF LONG-LIVED ASSETS

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Impairment losses on an individual asset or a group of assets establish a new cost basis for the assets. We evaluate our long-lived assets for impairment using our best estimates based on reasonable and supportable assumptions and projections. An impairment loss would be recognized if the carrying amount of assets exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the assets. The impairment loss would be measured as the amount by which the carrying amount of assets exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of assets or the net selling price at disposition. Impairment loss of ¥0.9 billion on some of the BankSpots and ATMs that are planned to be terminated was recognized for the fiscal year ended March 31, 2008.

BUSINESS COMBINATIONS

For consolidated financial statement purposes, assets and liabilities of acquired subsidiaries are recorded primarily on the basis of their estimated fair values at the date of the acquisition.

We acquired a controlling interest in APLUS and Showa Leasing on September 29, 2004 and March 23, 2005, respectively. On December 13, 2007, we also acquired a controlling interest in Shinki, which was previously an affiliate, by additional share purchase. In connection with the consolidation of APLUS, Showa Leasing and Shinki, we recognized the assets (including intangibles) and liabilities of APLUS, Showa Leasing and Shinki primarily at their fair values. We used quoted market prices in active markets as the best evidence of fair value, where available. If quoted market prices were not available, the estimate of fair value was based on the best information available, including prices for similar assets and liabilities and the results of using other fair value measurement techniques. We adopted the following methodologies based on the nature of the assets and liabilities being valued and the availability of information:

- market approach: market transactions involving the sale of comparable assets;
- income approach: present value of earnings attributable to the asset; and
- cost approach: reproduction or replacement costs adjusted for depreciation and obsolescence.

As a result of fair value recognition, reserves for credit losses were offset with the corresponding loans or other assets.

We also recognized certain identifiable other intangibles in connection with the acquisition of APLUS, Showa Leasing and Shinki because they arose from contractual or other legal rights, or were separable. The identified other intangibles consist of APLUS, Showa Leasing and Shinki's trade names and customer and/or merchant relationships, among others, which are valued using variations of the income approach and which

are being amortized over various periods and using different methodologies depending on the nature of the asset. See Note 2(b) to the Consolidated Financial Statements.

The excess of the purchase price over the fair value of the net assets acquired, including identified other intangibles, was recorded as consolidation goodwill and is being amortized on a straight-line basis over 20 years. The amortization period is the maximum period as defined in Japanese GAAP and determined based upon the Bank's business strategy. When the purchase price is lower than the fair value of the net assets acquired, including identified intangible assets, the difference is recorded as negative goodwill and amortized on a straight-line basis over 20 years, which is the maximum period allowed under Japanese GAAP. Any unamortized balances of identified other intangibles and consolidation goodwill are subject to impairment testing.

IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLES

We conduct impairment testing for goodwill and other intangibles semi-annually as a result of certain triggering events such as:

- An expectation of an operating loss or negative cash flow for two consecutive years;
- Impairment of underlying investment securities is recognized;
- A significant adverse change in the environment surrounding the business operations of the subsidiary, such as a change in law which significantly impacts the business in a negative way, the suspension of business due to sanction or adverse changes in the interest rate laws.

As the first step of the impairment test, we estimate the undiscounted future cash flow value of the business as a grouping unit. If the value of the undiscounted future cash flows is less than the book value of the net assets, including goodwill and other intangible assets, of the business, it is determined that impairment exists and the next step of the impairment test is performed to measure the amount of impairment loss, if any.

The next step of the impairment test compares the "value in use," which is calculated as the discounted value of future cash flows of the business, and the net asset book value which includes unamortized balances of goodwill and other intangible assets. Impairment loss for the total of goodwill and other intangible assets (A) is recognized as the amount by which the net asset book value exceeds the "value in use." The fair value of other intangible assets (and any other assets) is determined in the same manner used to apply purchase accounting at the time of the initial acquisition, and the impairment loss of other intangible assets (B) is determined as the difference between the fair value and book value. Finally the impairment of goodwill is calculated as (A) less (B) above.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

LEASE ACCOUNTING

On March 30, 2007, the ASBJ issued ASBJ Statement No.13, "Accounting Standard for Lease Transactions," which revised the existing accounting standard for lease transactions issued on June 17, 1993. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

Lessee

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements. The revised accounting standard requires that all finance lease transactions shall be capitalized recognizing lease assets and lease obligations in the balance sheet.

Lessor

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized. However, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessor's financial statements. The revised accounting standard requires that all finance leases that deem to transfer ownership of the leased property to the lessee shall be recognized as lease receivables, and all finance leases that deem not to transfer ownership of the leased property to the lessee shall be recognized as investments in lease.

UNIFICATION OF ACCOUNTING POLICIES APPLIED TO FOREIGN SUBSIDIARIES FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Under Japanese GAAP, a company currently can use the financial statements of its foreign subsidiaries which have been prepared in accordance with generally accepted accounting principles in their respective jurisdictions for its consolidation process unless they are clearly unreasonable. On May 17,

2006, the ASBJ issued ASBJ Practical Issues Task Force (PITF) No.18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements." The new standard prescribes: 1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements, 2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process, 3) however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with Japanese GAAP unless they are not material;

(1) Amortization of goodwill;
(2) Actuarial gains and losses of defined benefit plans recognized outside profit or loss;
(3) Capitalization of other intangible assets arising from development phases;
(4) Fair value measurement of investment properties, and the revaluation model for property, plant and equipment, and other intangible assets;
(5) Retrospective application when accounting policies are changed; and
(6) Accounting for net income attributable to minority interest.

The new task force is effective for fiscal years beginning on or after April 1, 2008.

FINANCIAL CONDITION

TOTAL ASSETS

As of March 31, 2008, we had consolidated total assets of ¥11,525.7 billion. This represented a 6.3% increase from ¥10,837.6 billion as of March 31, 2007. The increase was principally attributable to an increase in loans and bills discounted and securities. Shinsei Bank's balance of loans and bills discounted was ¥5,622.2 billion at the end of March 31, 2008 as compared to ¥5,146.3 billion as of March 31, 2007. Corporate loans increased 1.0% to ¥2,856.1 billion, the non-recourse real estate finance balance decreased 9.6% to ¥695.6 billion as more non-recourse loans shifted to bond structures, other institutional loans increased 21.8% to ¥736.7 billion, loans to retail customers, including high net worth individuals, grew 41.9% to ¥907.4 billion due mainly to an increase in housing loans, and a loan balance of ¥95.5 billion related to Shinki was added. The loan growth was partly offset by the absence of lending to Life Housing Loan's customers, following the sale of this subsidiary in fiscal year 2007. Life Housing Loan's balance of loans amounted to ¥99.9 billion at March 31, 2007.

SECURITIES

The following table sets forth the composition of our consolidated portfolio of trading securities in the banking book, available-for-sale equity and debt securities and held-to-maturity debt securities as of March 31, 2008. As reflected below, almost 69% of the securities will mature during the next five years. The balance of securities as of March 31, 2008 amounted to ¥1,980.2 billion as compared to ¥1,854.6 billion as of March 31, 2007. The increase relates in part to investments in Japanese corporate bonds.

TABLE 14. SECURITIES BY MATURITY (CONSOLIDATED)[1]

	Billions of yen							
	As of March 31, 2008							
	One year or less	Over one year to three years	Over three years to five years	Over five years to seven years	Over seven years to ten years	Over ten years	Unspecified term	Total
Japanese national government bonds	**¥ 298.6**	**¥ 179.2**	**¥ 121.4**	**¥ —**	**¥ —**	**¥ 46.0**	**¥ —**	**¥ 645.3**
Japanese local government bonds	**0.0**	**—**	**1.7**	**—**	**0.5**	**—**	**—**	**2.2**
Japanese corporate bonds	**164.1**	**228.5**	**140.4**	**17.2**	**10.0**	**—**	**—**	**560.4**
Japanese equity securities	**—**	**—**	**—**	**—**	**—**	**—**	**34.3**	**34.3**
Foreign bonds and other	**28.2**	**104.0**	**109.5**	**42.1**	**130.6**	**170.5**	**152.5**	**737.7**
Total securities	**¥ 491.0**	**¥ 511.8**	**¥ 373.1**	**¥ 59.4**	**¥ 141.2**	**¥ 216.6**	**¥ 186.8**	**¥ 1,980.2**

	Billions of yen							
	As of March 31, 2007							
	One year or less	Over one year to three years	Over three years to five years	Over five years to seven years	Over seven years to ten years	Over ten years	Unspecified term	Total
Japanese national government bonds	¥ 319.0	¥ 233.9	¥ 150.4	¥ —	¥ —	¥ 46.9	¥ —	¥ 750.4
Japanese local government bonds	51.5	0.0	0.5	1.1	—	—	—	53.2
Japanese corporate bonds	139.7	103.1	65.9	15.9	11.4	9.5	—	345.7
Japanese equity securities	—	—	—	—	—	—	33.5	33.5
Foreign bonds and other	8.8	59.3	81.8	46.5	123.4	179.0	172.6	671.7
Total securities	¥ 519.2	¥ 396.4	¥ 298.7	¥ 63.6	¥ 134.9	¥ 235.4	¥ 206.1	¥ 1,854.6

Note: (1) Please see Note 8 on page 121 for redemption schedules for securities being held to maturity and available-for-sale.

LOAN PORTFOLIO

As of March 31, 2008, we had ¥5,622.2 billion in loans and bills discounted. This represented 48.8% of total consolidated assets and a 9.2% increase from the ¥5,146.3 billion of loans and bills discounted as of March 31, 2007. Installment receivables of APLUS, Showa Leasing and our other non-bank subsidiaries are classified in our consolidated balance sheet as other assets, and are not reflected in our data on loans and bills discounted.

Most of our loan portfolio was originated by Shinsei and our domestic subsidiaries. Of loans we originated, loans to the finance and insurance industry and the real estate industry constituted close to one-half of our balance of loans as of March 31, 2008. About one-half of loans to the real estate industry as of March 31, 2008 consisted of non-recourse and project finance loans. Loans to this industry decreased by 6.9%, to ¥1,295.1 billion, or 23.6% of total domestic loans as of March 31, 2008, primarily because of an increase in loans to government-related institutions.

Loans to others of ¥1,597.9 billion as of March 31, 2008 included loans extended to Shinsei's, APLUS' and Shinki's individual customers amounting, in aggregate, to ¥1,174.7 billion.

TABLE 15. LOANS BY BORROWER INDUSTRY (CONSOLIDATED)

As of March 31	Billions of yen (except percentages)			
	2008		2007	
Domestic offices (excluding Japan offshore market account):				
Manufacturing	**¥ 191.8**	**3.5%**	¥ 189.4	3.8%
Agriculture	**0.0**	**0.0**	0.0	0.0
Forestry	**—**	**—**	0.0	0.0
Fishers	**2.9**	**0.0**	0.9	0.0
Mining	**4.5**	**0.1**	6.6	0.1
Construction	**20.4**	**0.4**	19.9	0.4
Electric power, gas, heat supply and water supply	**74.6**	**1.4**	80.1	1.6
Information and communications	**50.0**	**0.9**	27.5	0.5
Transportation	**379.4**	**6.9**	391.9	7.8
Wholesale and retail	**138.0**	**2.5**	117.5	2.3
Finance and insurance	**1,248.0**	**22.7**	1,091.6	21.6
Real estate	**1,295.1**	**23.6**	1,390.4	27.5
Services	**374.0**	**6.8**	369.9	7.3
Local government	**118.1**	**2.1**	63.8	1.3
Others	**1,597.9**	**29.1**	1,302.1	25.8
Total domestic (A)	**¥ 5,495.3**	**100.0%**	¥ 5,052.2	100.0%
Overseas offices (including Japan offshore market accounts):				
Governments	**¥ 1.1**	**0.9%**	¥ 0.9	1.0%
Others	**125.6**	**99.1**	93.1	99.0
Total overseas (B)	**¥ 126.8**	**100.0%**	¥ 94.0	100.0%
Total (A+B)	**¥ 5,622.2**		¥ 5,146.3	

LOAN MATURITY

The following table sets forth the composition of Shinsei's non-consolidated loan portfolio by type of interest rate and maturity as of the dates indicated. In the fiscal year ended March 31, 2008, the increase in total loans resulted from increases in both variable-interest rate loans and fixed-interest rate loans.

TABLE 16. LOAN MATURITY (NON-CONSOLIDATED)

As of March 31	Billions of yen	
	2008	2007
Fixed-interest loans:		
One year or less[1]	**¥ —**	¥ —
Over one year to three years	**113.1**	87.5
Over three years to five years	**125.2**	178.4
Over five years to seven years	**94.8**	99.5
Over seven years	**740.1**	616.1
Indefinite term	**9.6**	6.8
Variable-interest loans:		
One year or less[1]	**¥ —**	¥ —
Over one year to three years	**1,388.6**	1,096.1
Over three years to five years	**552.3**	804.8
Over five years to seven years	**228.5**	246.3
Over seven years	**483.4**	475.8
Indefinite term	**21.1**	3.4
Total loans:		
One year or less	**¥ 1,599.1**	¥ 1,459.9
Over one year to three years	**1,501.8**	1,133.6
Over three years to five years	**677.5**	983.2
Over five years to seven years	**323.3**	345.9
Over seven years	**1,223.6**	1,092.0
Indefinite term	**30.8**	10.3
Total loans	**¥ 5,356.3**	¥ 5,075.2

Note: (1) Loans with maturities of one year or less are not broken down by type of interest rate.

ASSET QUALITY AND DISPOSAL OF PROBLEM LOANS OF SHINSEI

At March 31, 2008, 50.8% of our consolidated problem loans, as disclosed in accordance with the guidelines of the Japanese Bankers Association (JBA), were held by Shinsei and most of the rest were held by APLUS and Shinki. This discussion of our asset quality presents information of Shinsei on a non-consolidated basis unless specified otherwise. In particular, problem claims as defined in the Financial Revitalization Law are only disclosed on a non-consolidated basis, and therefore do not include problem loans held by APLUS, Showa Leasing and Shinki. For a discussion of the problem claims of APLUS, Showa Leasing and Shinki see "—Asset Quality of APLUS, Showa Leasing and Shinki" on page 90.

We classify our obligors and assess our asset quality based on our self-assessment manual developed in accordance with guidelines published by the FSA. We generally perform our self-assessment quarterly and at least semi-annually. The self-assessment process involves classifying obligors based on their financial condition and then categorizing claims against obligors in order of collection risk. Based on these classifications, we establish reserves and disclose our problem loans and other claims using criteria specified in the Financial Revitalization Law. We also disclose our problem loans under a format devised by the JBA for the disclosure of risk-monitored loans.

The following table compares the scope of each category of claim under the Financial Revitalization Law and each type of risk-monitored loan, as well as the obligor type to which they relate:

COMPARISON OF CATEGORIES OF OBLIGORS, CLAIMS UNDER THE FINANCIAL REVITALIZATION LAW AND RISK-MONITORED LOANS

Obligor type	Claims under the Financial Revitalization Law[1][2]	Risk-monitored loans[1]
Legally bankrupt	Claims against bankrupt and quasi-bankrupt obligors	Loans to bankrupt obligors
Virtually bankrupt		Non-accrual delinquent loans
Possibly bankrupt	Doubtful claims	
(Substandard)	Substandard claims	Loans past due for three months or more
		Restructured loans
	(Other claims against substandard obligors)	
Need caution	Normal claims	
Normal		

Notes: (1) The Financial Revitalization Law requires us to classify and disclose "claims," which include, in addition to loans and bills discounted, foreign exchange claims, securities lent, private placement bonds guaranteed by Shinsei, accrued income and suspense payments in other assets, as well as customers' liabilities for acceptances and guarantees. By comparison, the format devised by the Japanese Bankers Association only classifies, and calls for disclosure of, certain loans.
(2) Shaded claims denote claims that are considered to be non-performing under the Financial Revitalization Law.

In October 2002, the FSA announced a new "Program for Financial Revival" that has led to more stringent evaluations of claims. This program required banks to use discounted cash flow analyses, among other measures, when providing loan loss reserves against major borrowers with substandard claims. Through the program, the FSA also sought greater scrutiny of the effect of recording large amounts of deferred tax assets on the quality of a bank's regulatory capital. We have gone well beyond the FSA's requirements by employing the discounted cash flow method, applying it to approximately 90%, by principal amount, of our claims against substandard obligors and possibly bankrupt obligors.

SELF-ASSESSMENT GUIDELINES AND RESERVE POLICIES

DEFINITION OF OBLIGOR CLASSIFICATIONS

OBLIGOR CLASSIFICATION	DEFINITION
Legally bankrupt *(hatan-saki)*	Obligors who have already gone bankrupt, from a legal and/or formal perspective.
Virtually bankrupt *(jisshitsu hatan-saki)*	Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.
Possibly bankrupt *(hatan kenen-saki)*	Obligors who are not yet bankrupt but are in financial difficulties and are very likely to go bankrupt in the future because they are having difficulty implementing their management improvement plans. This includes obligors who are receiving ongoing support from financial institutions.
Need caution *(youchui-saki)*	Obligors who require close attention because there are problems with their borrowings, such as reduced or suspended interest payments, problems with fulfillment, such as substantial postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions. The term "need caution obligors" includes "substandard obligors" *(youkanri-saki)*, which refers to obligors with "substandard claims," that is, loans past due for three months or more or restructured loans. Claims against need caution obligors that are not substandard claims are sometimes referred to as "other claims against need caution obligors" *(sono ta youchui-saki)*.
Normal *(seijou-saki)*	Obligors whose business conditions are favorable and who are deemed not to have any particular problems in terms of their financial position.

DEFINITIONS OF CLAIMS CLASSIFIED UNDER THE FINANCIAL REVITALIZATION LAW

CATEGORY	DEFINITION
Claims against bankrupt and quasi-bankrupt obligors *(hasan kosei saiken oyobi korera ni junzuru saiken)*	Claims against obligors under bankruptcy and similar claims, as provided for under the Bankruptcy Law, the Corporate Reorganization Law, the Civil Rehabilitation Law and similar laws.
Doubtful claims *(kiken saiken)*	Claims against obligors that are not yet in bankruptcy but have experienced deterioration in their financial condition and operating performance and for which there is a high probability of contractual defaults on principal and interest payments.
Substandard claims *(youkanri saiken)*	Loans past due for three months or more and restructured loans, excluding those categorized as claims against bankrupt and quasi-bankrupt obligors or doubtful claims.
Normal claims *(seijou saiken)*	Claims against obligors that are experiencing no particular problems with their financial condition or operating performance, other than claims in any of the three categories above.

DEFINITIONS OF CATEGORIES OF RISK-MONITORED LOANS

CATEGORY	DEFINITION
Loans to bankrupt obligors *(hatansaki saiken)*	Loans to legally bankrupt obligors.
Non-accrual delinquent loans *(entai-saki saiken)*	Loans to virtually bankrupt and possibly bankrupt obligors.
Loans past due for three months or more *(san-ka-getsu ijou entai saiken)*	Loans on which principal and/or interest are past due three months or more.
Restructured loans *(kashidashi jouken kanwa saiken)*	Loans with lending terms that have been changed in ways favorable to the borrower, including reducing interest rates, providing grace periods for repayment and forgiving a portion of the debt.

RESERVE POLICIES

CLAIMS AGAINST OBLIGORS, AS CATEGORIZED UNDER SELF-ASSESSMENT GUIDELINES	RESERVE POLICY
Claims against virtually and legally bankrupt obligors	We either write off directly or make a provision for, in the specific reserve for loan losses, the full amount of the unsecured, unguaranteed portion of the claim.
Claims against possibly bankrupt obligors	For most claims against possibly bankrupt obligors, we make a provision in the specific reserve for loan losses in an amount calculated based on the discounted cash flow method. See "—Reserve for Credit Losses." For the remaining claims, we make a provision to that reserve for the unsecured, unguaranteed portion of the claims in the amount of the product of that portion and the higher of 70% or the estimated loss ratio, based on historical losses on claims in this category, for the next three years.
Claims against substandard obligors	For most claims against substandard obligors, we make a provision in the general reserve for loan losses in an amount calculated based on the discounted cash flow method. See "—Reserve for Credit Losses." For the remaining claims, we make a provision to that reserve for the estimated amount of losses over three years computed based on the expected loss ratio for claims in this category.
Claims against need caution obligors, other than claims against substandard obligors	We make a provision, in the general reserve for loan losses, for the estimated amount of losses over the average remaining term of the loans computed based on the expected loss ratio for claims in this category.
Claims against normal obligors	For claims against obligors rated 5A through 6C under our credit rating system and all real estate non-recourse loans, we make a provision, in the general reserve for loan losses, for the estimated amount of losses over the remaining term of the loans computed based on the expected loss ratio for claims in this category. For the remaining claims, we make a provision to that reserve for the estimated amount of losses over a year computed based on the expected loss ratio for claims in this category.

CLAIMS CLASSIFIED UNDER THE FINANCIAL REVITALIZATION LAW

Under the Financial Revitalization Law, Japanese banks categorize their total claims in four categories by reference to the nature of the relevant assets. In addition to loans and bills discounted, claims that are subject to disclosure under the Financial Revitalization Law include foreign exchange claims, securities lent, private placement bonds guaranteed by Shinsei, accrued income and suspense payments in other assets, as well as customers' liabilities for acceptances and guarantees.

DISCLOSURE OF CLAIMS CLASSIFIED UNDER THE FINANCIAL REVITALIZATION LAW

Our current management team has consistently emphasized the monitoring of problem loans. Shinsei's total amount of problem claims as disclosed pursuant to the Financial Revitalization Law increased ¥25.2 billion, or 90.3%, to ¥53.1 billion, between March 31, 2007 and 2008. During the fiscal year ended March 31, 2008, claims against bankrupt and quasi-bankrupt obligors increased from ¥0.9 billion to ¥8.0 billion and doubtful claims increased from ¥10.7 billion to ¥15.5 billion, and substandard claims increased from ¥16.2 billion to ¥29.5 billion as a result of our self assessment. The ratio of non-performing claims disclosed under the Financial Revitalization Law to total non-consolidated claims as of March 31, 2008 increased to 1.0%, compared to 0.5% as of March 31, 2007.

Shinsei's other claims against need caution obligors, excluding substandard claims, totaled ¥106.2 billion as of March 31, 2008, a 14.0% decrease from ¥123.6 billion as of March 31, 2007. These include private placement bonds guaranteed by Shinsei and classified other claims against need caution obligors. These claims represented 1.9% of total non-consolidated claims as of March 31, 2008, down from 2.3% as of March 31, 2007.

TABLE 17. CLAIMS CLASSIFIED UNDER THE FINANCIAL REVITALIZATION LAW (NON-CONSOLIDATED)

As of March 31	Billions of yen (except percentages) 2008	2007
Claims against bankrupt and quasi-bankrupt obligors	**¥ 8.0**	¥ 0.9
Doubtful claims	**15.5**	10.7
Substandard claims	**29.5**	16.2
Total claims disclosed under the Financial Revitalization Law[1]	**53.1**	27.9
Normal claims and claims against need caution obligors excluding substandard claims	**5,512.8**	5,266.7
Total claims	**¥ 5,566.0**	¥ 5,294.6
Ratio of total claims disclosed under the Financial Revitalization Law to total claims	**1.0%**	0.5%

Note: (1) Total claims disclosed under the Financial Revitalization Law include loans and bills discounted, customers' liabilities for acceptances and guarantees and other exposures to or in respect of bankrupt and quasi-bankrupt obligors and doubtful claims, as well as loans and bills discounted classified as substandard claims.

COVERAGE RATIOS

As of March 31, 2008, Shinsei's non-consolidated coverage ratios for claims classified under the Financial Revitalization Law, which for each category of claims is the total of collateral pledged against claims, guarantees for claims and reserve for loan losses, measured against total claims, were 100.0% for claims against bankrupt and quasi-bankrupt obligors, 87.1% for doubtful claims and 38.9% for substandard claims. For all claims classified under the Law, the coverage ratio was 62.2%, a decrease from 79.3% as of March 31, 2007.

Shinsei directly writes off, rather than reserves, the portion of claims against virtually and legally bankrupt obligors that are estimated to be uncollectible. In the fiscal years ended March 31, 2008 and 2007, ¥34.5 billion and ¥6.3 billion, respectively, of such claims were written off on a non-consolidated basis.

TABLE 18. COVERAGE RATIOS FOR NON-PERFORMING CLAIMS DISCLOSED UNDER THE FINANCIAL REVITALIZATION LAW (NON-CONSOLIDATED)

	Billions of yen (except percentages)				
		Amounts of coverage			
	Amount of claims	Reserve for loan losses	Collateral and guarantees	Total	Coverage ratio
As of March 31, 2008:					
Claims against bankrupt and quasi-bankrupt obligors	**¥ 8.0**	**¥ —**	**¥ 8.0**	**¥ 8.0**	**100.0%**
Doubtful claims	**15.5**	**7.6**	**5.8**	**13.5**	**87.1**
Substandard claims	**29.5**	**9.2**	**2.2**	**11.5**	**38.9**
Total	**¥ 53.1**	**¥ 16.8**	**¥ 16.1**	**¥ 33.0**	**62.2%**
As of March 31, 2007:					
Claims against bankrupt and quasi-bankrupt obligors	¥ 0.9	¥ —	¥ 0.9	¥ 0.9	100.0%
Doubtful claims	10.7	8.0	0.9	9.0	84.1
Substandard claims	16.2	6.5	5.6	12.1	75.0
Total	¥ 27.9	¥ 14.6	¥ 7.5	¥ 22.1	79.3%

CHANGES IN AMOUNT OF PROBLEM CLAIMS

The table below sets forth Shinsei's experience since March 31, 2006 with the removal of problem claims and the emergence of new claims on a non-consolidated basis:

TABLE 19. CHANGES IN AMOUNT OF PROBLEM CLAIMS (NON-CONSOLIDATED)

	Billions of yen			
	Substandard claims	Doubtful claims	Claims against bankrupt and quasi-bankrupt obligors	Total
Balance of problem claims as of March 31, 2006	¥ 21.0	¥ 20.7	¥ 0.7	¥ 42.5
Claims newly added April 1, 2006 to March 31, 2007	2.7	8.2	0.8	11.7
Claims removed April 1, 2006 to March 31, 2007	(7.5)	(14.7)	(4.0)	(26.3)
Claims migrating between classifications April 1, 2006 to March 31, 2007	—	(3.4)	3.4	—
Net change	(4.8)	(9.9)	0.2	(14.6)
Balance of problem claims as of March 31, 2007	¥ 16.2	¥ 10.7	¥ 0.9	¥ 27.9
Claims newly added April 1, 2007 to March 31, 2008	**23.4**	**6.3**	**8.0**	**37.8**
Claims removed April 1, 2007 to March 31, 2008	**(10.1)**	**(1.5)**	**(0.9)**	**(12.5)**
Claims migrating between classifications April 1, 2007 to March 31, 2008	**—**	**(0.0)**	**0.0**	**—**
Net change	**13.3**	**4.7**	**7.0**	**25.2**
Balance of problem claims as of March 31, 2008	**¥ 29.5**	**¥ 15.5**	**¥ 8.0**	**¥ 53.1**

In the fiscal year ended March 31, 2008, ¥37.8 billion of claims were newly classified as substandard or worse, while Shinsei removed ¥12.5 billion of claims in these categories during the same period. Of the newly added problem claims, ¥23.4 billion were classified as substandard claims.

For the fiscal year ended March 31, 2007, ¥11.7 billion of claims were newly classified as substandard or worse, while Shinsei removed ¥26.3 billion of claims in these categories during the same period. The ¥14.7 billion in doubtful claims removed during the period was primarily attributable to collections and upgrading of claims to a higher category.

RESERVE FOR CREDIT LOSSES

The following table sets forth a breakdown of our total reserve for credit losses on a non-consolidated basis as of the dates indicated:

TABLE 20. RESERVE FOR CREDIT LOSSES (NON-CONSOLIDATED)

	Billions of yen (except percentages)	
As of March 31	**2008**	2007
General reserve for loan losses	**¥ 57.9**	¥ 65.4
Specific reserve for loan losses	**9.6**	9.1
Reserve for loans to restructuring countries	**0.0**	0.0
Subtotal reserve for loan losses	**67.5**	74.5
Specific reserve for other credit losses	**26.0**	32.4
Total reserve for credit losses	**¥ 93.6**	¥ 106.9
Total claims[1]	**¥ 5,566.0**	¥ 5,294.6
Ratio of total reserve for loan losses to total claims	**1.2%**	1.4%
Ratio of total reserve for credit losses to total claims	**1.7%**	2.0%

Note: (1) Total claims include loans and bills discounted, foreign exchange claims, securities lent, accrued interest income and suspense payments in other assets, as well as customers' liabilities for acceptances and guarantees.

As of March 31, 2008 and 2007, our total reserve for credit losses on a non-consolidated basis was ¥93.6 billion and ¥106.9 billion respectively, constituting 1.7% and 2.0% of total claims as of these respective dates.

RISK-MONITORED LOANS

Consolidated risk-monitored loans increased by 61.2% during the fiscal year ended March 31, 2008 to ¥104.4 billion. The increase of ¥20.6 billion in non-accrual delinquent loans and the ¥18.5 billion in restructured loans added during the period were primarily attributable to Shinki and downgrading of other consolidated loans.

The following tables set forth information concerning our consolidated and non-consolidated risk-monitored loans as of the dates indicated:

TABLE 21. RISK-MONITORED LOANS (CONSOLIDATED)

As of March 31	Billions of yen (except percentages)	
	2008	2007
Loans and bills discounted	**¥ 5,622.2**	¥ 5,146.3
Loans to bankrupt obligors (A)	**2.1**	1.7
Non-accrual delinquent loans (B)	**42.5**	21.8
Total loans (A)+(B)	**¥ 44.7**	¥ 23.5
Ratio to total loans and bills discounted	**0.8%**	0.5%
Loans past due for three months or more (C)	**¥ 4.7**	¥ 4.7
Restructured loans (D)	**54.9**	36.4
Total risk-monitored loans (A)+(B)+(C)+(D)	**¥ 104.4**	¥ 64.8
Ratio to total loans and bills discounted	**1.9%**	1.3%
Reserve for credit losses	**¥ 145.9**	¥ 147.2

TABLE 22. RISK-MONITORED LOANS (NON-CONSOLIDATED)

As of March 31	Billions of yen (except percentages)	
	2008	2007
Loans and bills discounted	**¥ 5,356.3**	¥ 5,075.2
Loans to bankrupt obligors (A)	**0.5**	0.6
Non-accrual delinquent loans (B)	**22.8**	10.6
Total loans (A)+(B)	**¥ 23.4**	¥ 11.2
Ratio to total loans and bills discounted	**0.4%**	0.2%
Loans past due for three months or more (C)	**¥ 0.1**	¥ 0.0
Restructured loans (D)	**29.4**	16.1
Total risk-monitored loans (A)+(B)+(C)+(D)	**¥ 53.0**	¥ 27.4
Ratio to total loans and bills discounted	**1.0%**	0.5%
Reserve for credit losses	**¥ 93.6**	¥ 106.9

ASSET QUALITY OF APLUS, SHOWA LEASING AND SHINKI

APLUS, Showa Leasing and Shinki classify their obligors and assess their asset quality on a semi-annual basis based on the self-assessment manual developed in accordance with guidelines published by the FSA. APLUS', Showa Leasing's and Shinki's assessments, where applicable, include, among other things, an assessment of credit extended to credit card customers as well as lease obligors, unsecured personal loans and customer guarantees.

The following tables set forth information concerning consolidated risk-monitored loans and risk-monitored installment receivables held by Shinsei, APLUS, Showa Leasing, Shinki and other subsidiaries as of the dates indicated:

TABLE 23. RISK-MONITORED LOANS BREAKDOWN FOR LARGE ENTITIES (CONSOLIDATED)

	Billions of yen				
	Shinsei	APLUS	Shinki	Other subsidiaries	Total
As of March 31, 2008:					
Loans to bankrupt obligors	**¥ 0.5**	**¥ —**	**¥ 0.1**	**¥ 1.3**	**¥ 2.1**
Non-accrual delinquent loans	**22.8**	**3.2**	**5.1**	**11.2**	**42.5**
Loans past due for three months or more	**0.1**	**4.5**	**—**	**0.0**	**4.7**
Restructured loans	**29.4**	**18.6**	**6.8**	**0.0**	**54.9**
Total	**¥ 53.0**	**¥ 26.3**	**¥ 12.2**	**¥ 12.7**	**¥ 104.4**
As of March 31, 2007:					
Loans to bankrupt obligors	¥ 0.6	¥ —	¥ —	¥ 1.0	¥ 1.7
Non-accrual delinquent loans	10.6	3.5	—	7.7	21.8
Loans past due for three months or more	0.0	4.6	—	0.1	4.7
Restructured loans	16.1	19.7	—	0.4	36.4
Total	¥ 27.4	¥ 27.8	¥ —	¥ 9.4	¥ 64.8

TABLE 24. RISK-MONITORED INSTALLMENT RECEIVABLES INCLUDED IN OTHER ASSETS (CONSOLIDATED)[1]

	Billions of yen			
	APLUS	Showa Leasing	Other subsidiaries	Total
As of March 31, 2008:				
Credits to bankrupt obligors	**¥ 0.0**	**¥ 2.5**	**¥ 0.0**	**¥ 2.6**
Non-accrual delinquent credits	**1.9**	**2.9**	**—**	**4.9**
Credits past due for three months or more	**1.2**	**0.0**	**—**	**1.3**
Restructured credits	**6.6**	**0.1**	**—**	**6.7**
Total	**¥ 9.8**	**¥ 5.7**	**¥ 0.0**	**¥ 15.6**
As of March 31, 2007:				
Credits to bankrupt obligors	¥ 0.0	¥ 0.2	¥ —	¥ 0.2
Non-accrual delinquent credits	2.1	1.0	—	3.1
Credits past due for three months or more	1.6	0.0	—	1.7
Restructured credits	10.0	0.1	—	10.2
Total	¥ 13.8	¥ 1.5	¥ —	¥ 15.4

Note: (1) Shinsei and Shinki have no such installment receivables.

FUNDING AND LIQUIDITY

FUNDING AND LIQUIDITY MANAGEMENT

The focus of liquidity management is to ensure sufficient cash to meet both normal and unanticipated funding needs. Successful liquidity management requires being able to fund all requirements without disruption to our normal business operations. Funding requirements may include contractual obligations, future asset growth, liability maturities and deposit withdrawals.

Our liquidity management strategy includes the following key components:

- maintaining a portfolio of surplus cash and liquid assets;
- developing retail customer deposits as a long-term, stable source of funding;
- maintaining unutilized funding capacity; and
- maintaining diverse sources of funding.

We continuously seek to improve our liquidity management strategy and minimize refinancing risk by enhancing the stability and diversity of our funding sources. Our Treasury Division is responsible for our liquidity management and funding execution.

In accordance with its role as a special purpose long-term credit bank in Japan, LTCB relied heavily on domestic debentures for funding. Over the past seven years, however, we have transformed ourselves into a full-service financial institution and as part of that process have increased our retail deposit balances. We formally converted from a long-term credit bank to an ordinary bank on April 1, 2004. In connection with this conversion, the FSA has allowed us to continue issuing debentures for ten years after the conversion. Our

long-term funding strategy is to eventually replace debenture issuances with customer deposits and ordinary debt financing.

Shinsei provides funding to its subsidiaries and affiliates, and expects to continue to do so. However, our subsidiaries and affiliates may rely on other sources of funds, including financing from other banks as well as capital markets financing, where doing so would be sound from a cost and Group cash management perspective. In particular, APLUS, Showa Leasing and Shinki borrow, and expect to continue to borrow, from a number of banks other than Shinsei and also make direct issuances of debt securities.

The table below shows changes in the proportion of our funding overall represented by funds raised from debentures and deposits in our Retail and Institutional Banking businesses, as well as from our collateralized loan obligation program at the end of the periods indicated. As seen below, funds from retail deposits have become an increasingly important source of funding.

TABLE 25. DIVERSIFICATION BY FUNDING TYPE (CONSOLIDATED)

	Billions of yen			
Fiscal year ended March 31	**2008**	2007	2006	2005
Retail deposits[1]	**¥ 3,993.7**	¥ 3,573.8	¥ 3,103.4	¥ 2,300.4
Retail debentures	**342.2**	381.9	435.3	559.3
Institutional funding	**2,133.0**	2,168.5	1,551.8	1,835.7
Collateralized loan obligation	**—**	155.0	255.0	255.0

Note: (1) Includes wealth management customers' deposits.

DEPOSITS

Shinsei Bank maintains a diversified funding base. Total deposits and negotiable certificates of deposit increased ¥385.7 billion or 7.1% to ¥5,806.6 billion in fiscal year 2007. The retail deposits balance, including high net worth customers, totaled ¥3,993.7 billion at March 31, 2008, an increase of ¥419.9 billion compared to March 31, 2007. Retail Banking's customer funding represents 67.0% of the Bank's total funding through customer deposits and negotiable certificates of deposit and debentures.

The following table sets forth the composition of our time deposits in the fiscal years ended March 31, 2008 and 2007 by remaining maturity as of the dates indicated:

TABLE 26. TIME DEPOSITS BY MATURITY (CONSOLIDATED)

	Billions of yen	
As of March 31	**2008**	2007
Less than three months[1]	**¥ 695.0**	¥ 881.3
Three months or more, but less than six months	**503.8**	473.1
Six months or more, but less than one year	**734.3**	160.5
One year or more, but less than two years	**695.5**	50.0
Two years or more, but less than three years	**580.9**	690.4
Three years or more	**313.9**	676.0
Total	**¥ 3,523.7**	¥ 2,931.6

Note: (1) Less than three months includes time deposits that have matured but have not yet been paid.

DEBENTURES AND CORPORATE BONDS

As of March 31, 2008, we had ¥662.4 billion in debentures outstanding. This represented 6.3% of our consolidated total liabilities and constituted a decline of 5.8% from March 31, 2007. As of March 31, 2008, corporate bonds stood at ¥426.2 billion.

As of March 31, 2008, scheduled repayments of debentures and corporate bonds over the periods indicated below were as follows:

TABLE 27. MATURITY SCHEDULE OF DEBENTURES AND CORPORATE BONDS (CONSOLIDATED)

DEBENTURES

Fiscal year ending March 31	Billions of yen
2009	¥ 147.6
2010	122.6
2011	175.0
2012	111.7
2013 and thereafter	105.2
Total	¥ 662.4

Please see Note 19 on page 125 for details.

CORPORATE BONDS

Fiscal year ending March 31	Billions of yen
2009	¥ 21.3
2010	14.9
2011	33.0
2012	1.3
2013 and thereafter	355.5
Total	¥ 426.2

Please see Note 15 on page 124 for details.

While we will continue to issue debentures where we are able to minimize funding costs, we will also continue diversifying our funding sources by raising funds through other means, such as deposits.

OTHER

The securitization of loans and other assets is another important component of our funding strategy. In the fiscal year ended March 31, 2002, we established a collateralized loan obligation program under which we receive the net proceeds from the issuance of notes that are backed by interests in loans we transferred to a master trust.

CREDIT RATINGS

Our borrowing costs and ability to raise funds are impacted directly by our credit ratings and changes thereto. Shinsei's credit ratings are set forth in the table below:

TABLE 28. SHINSEI'S CREDIT RATINGS AS OF MAY 2008

Rating agency	Long-term	Short-term
Moody's	Deposits: A2 Senior debt: A2	P-1
Standard & Poor's	A–	A-2
Fitch	BBB+	F2
R&I	A–	—
JCR	A	—

On May 4, 2007, Moody's raised our long-term credit rating from A3 to A2. On June 18, 2007, Standard and Poor's raised the long-term counter-party credit rating from BBB+ to A–.

CONTRACTUAL CASH OBLIGATIONS

We use contractual cash obligations for funding purposes. The following table sets forth a summary of our primary consolidated contractual cash obligations as of March 31, 2008 and 2007:

TABLE 29. CONTRACTUAL CASH OBLIGATIONS (CONSOLIDATED)

	Billions of yen		
Payments due by period as of March 31, 2008	One year or less	Over one year	Total
Borrowed money	**¥ 472.7**	**¥ 654.4**	**¥ 1,127.2**
Capital lease obligations	**0.8**	**0.5**	**1.4**
Total	**¥ 473.6**	**¥ 655.0**	**¥ 1,128.6**

	Billions of yen		
Payments due by period as of March 31, 2007	One year or less	Over one year	Total
Borrowed money	¥ 470.4	¥ 652.2	¥ 1,122.6
Capital lease obligations	0.7	0.6	1.4
Total	¥ 471.2	¥ 652.8	¥ 1,124.1

TAXATION

SCHEDULE OF TAX LOSS CARRYFORWARDS

Our tax loss carryforwards have principally resulted from the realization of credit losses for tax purposes since our emergence from temporary nationalization. As of March 31, 2008, Shinsei had ¥42.3 billion in tax loss carryforwards. Tax reforms implemented in the fiscal year ended March 31, 2004 extended the period of tax loss carryforwards from five years to seven years. As this extension was applied retroactively for the three previous tax years, the expiration date for our tax loss carryforwards generated in the fiscal year ended March 31, 2003 has been extended to March 31, 2010. This amendment is beneficial to us as it provides more time to utilize these tax loss carryforwards. The table below sets forth a schedule of tax loss carryforwards related to corporate taxes and their expiration dates:

TABLE 30. SCHEDULE OF TAX LOSS CARRYFORWARDS (NON-CONSOLIDATED)

	Billions of yen	
Year tax loss carryforwards generated/renewed	Amount	Date of expiry
Shinsei Bank		
Fiscal year ended March 31, 2003	42.3	March 31, 2010

Because APLUS, Showa Leasing and Shinki are not wholly owned subsidiaries, we are unable to include their results in our consolidated tax returns. As a result, their tax losses are not reflected in the table above. The table below sets forth a schedule of tax loss carryforwards of APLUS, Showa Leasing and Shinki as of March 31, 2008.

Year tax loss carryforwards generated/renewed	Billions of yen	
	Amount	Date of expiry
APLUS		
Fiscal year ended March 31, 2005	¥157.7	March 31, 2012
Fiscal period ended September 30, 2005	2.9	March 31, 2013
Fiscal period ended March 31, 2006	4.6	March 31, 2013
Fiscal year ended March 31, 2007	30.1	March 31, 2014
Fiscal year ended March 31, 2008	10.4	March 31, 2015
Total	¥205.9	
Showa Leasing		
Fiscal year ended March 31, 2005	¥ 26.9	March 31, 2012
Fiscal year ended March 31, 2007	10.0	March 31, 2014
Fiscal year ended March 31, 2008	0.4	March 31, 2015
Total	¥ 37.3	
Shinki		
Fiscal year ended March 31, 2007	¥ 0.3	March 31, 2014
Fiscal year ended March 31, 2008	20.0	March 31, 2015
Total	¥ 20.3	

In the event that Shinsei, APLUS, Showa Leasing or Shinki, as the case may be, generates less taxable income in a given fiscal year than the tax loss carryforward that will expire at year-end, the benefit of the unused portion of the expiring tax loss carryforward will be lost.

We record deferred tax assets for tax loss carryforwards and evaluate them in accordance with the JICPA guidelines. See "—Critical Accounting Policies—Valuation of Deferred Tax Assets" on page 78.

CONSOLIDATED CORPORATE TAX SYSTEM

We have filed our tax returns under the consolidated corporate tax system since the fiscal year ended March 31, 2004. Under the consolidated system, we base corporate tax payments on the combined profits or losses of Shinsei and its wholly owned domestic subsidiaries.

Showa Leasing has also adopted the consolidated corporate tax system beginning with the fiscal year ended March 31, 2007.

CAPITAL RESOURCES AND ADEQUACY

EQUITY

The following table sets forth a summary of our equity as of March 31, 2008:

TABLE 31. EQUITY (CONSOLIDATED)

As of March 31	Millions of yen (except percentages)	
	2008	2007
Common stock	**¥476,296**	¥291,853
Preferred stock	**—**	159,443
Capital surplus	**43,558**	18,558
Stock acquisition rights	**1,257**	517
Retained earnings	**302,535**	245,499
Net unrealized gain (losses) on securities available-for-sale, net of taxes	**(35,073)**	5,091
Deferred loss on derivatives under hedge accounting	**(1,057)**	(7,744)
Foreign currency translation adjustments	**1,872**	2,952
Treasury stock, at cost	**(72,566)**	(72,560)
Total shareholders' equity	**¥716,823**	¥643,611
Minority interests in subsidiaries	**248,437**	289,642
Total equity	**¥965,261**	¥933,253
Ratio of total equity or shareholders' equity to total assets	**8.4%**	8.6%

The primary reason for the increase in our equity during fiscal year 2007 was the issuance of ¥50.0 billion of new common shares by a third-party allotment to investors, including affiliates of J.C. Flowers & Co. LLC. This was partly offset by a decrease of ¥40.1 billion in net unrealized losses on securities available-for-sale, net of taxes.

CAPITAL RATIOS

From the fiscal year ended March 31, 2007, the Basel II methodology has been adopted to calculate capital ratios. For credit risk, the Foundation Internal Ratings Based Approach (F-IRB) has been applied. For operational risk, the Standardized Approach (TSA) has been adopted and the Internal Model Method has been used for market risk.

Our total capital adequacy ratio as of March 31, 2008 was 11.74%, compared with 13.13% as of March 31, 2007. Our Tier I capital ratio, or the ratio of Tier I capital to risk assets, decreased from 8.11% as of March 31, 2007 to 7.37% as of March 31, 2008. The decreases in our capital ratios as of March 31, 2008 are primarily the result of an increase in risk assets due to the increase in assets on our balance sheet. This was partly offset by an increase in Tier I capital, which was mainly the result of our new capital raising.

TABLE 32. CAPITAL RATIOS (CONSOLIDATED)

	Billions of yen (except percentages)	
As of March 31	**2008**	2007
Basic items (Tier I):		
Capital stock	**¥ 476.2**	¥ 451.2
Common stock	**476.2**	291.8
Preferred stock	**—**	159.4
Capital surplus	**43.5**	18.5
Retained earnings	**302.5**	245.4
Treasury stock, at cost	**(72.5)**	(72.5)
Expected income distribution	**(5.7)**	(2.5)
Net unrealized losses on securities available-for-sale, net of taxes	**(35.0)**	—
Foreign currency translation adjustments	**1.8**	2.9
Share warrant	**1.2**	0.5
Minority interests in consolidated subsidiaries	**160.5**	180.7
Preferred securities issued by foreign SPC	**147.1**	173.7
Consolidation goodwill	**(142.2)**	(158.0)
Other intangibles	**(23.6)**	(19.8)
Gain on sale of securitization	**(15.3)**	(16.5)
50% of expected loss provision shortfall	**(11.6)**	(9.1)
Total Tier I (A)	**679.7**	620.8
Step-up preferred securities	**77.2**	91.2
Supplementary items (Tier II):		
General reserve for loan losses	**5.7**	13.9
Perpetual preferred stocks	**81.0**	81.0
Perpetual subordinated debt and bonds	**103.5**	116.6
Non-perpetual preferred stocks	**—**	19.7
Non-perpetual subordinated debt and bonds	**344.6**	348.3
Total	**¥ 535.0**	¥ 579.7
Amount eligible for inclusion in capital (B)	**¥ 530.2**	¥ 522.0
Deduction (C)	**128.0**	137.7
Intentional capital investment to other financial institutions	**15.9**	10.1
Capital investment to affiliated companies	**42.1**	54.4
50% of expected loss provision shortfall	**11.6**	9.1
Expected losses on exposures under PD/LCD measures such as equities	**1.2**	0.3
Unrated securitization exposure	**61.6**	68.7
Exclusion from deductions	**4.6**	5.1
Total capital (D) [(A)+(B)-(C)]	**¥ 1,081.9**	¥ 1,005.0
Risk assets:		
On-balance sheet items	**¥ 6,629.6**	¥ 5,585.8
Off-balance sheet items	**1,868.0**	1,458.1
Market Risk[1]	**251.3**	196.2
Operational Risk[1]	**463.4**	411.8
Total (E)	**¥ 9,212.5**	¥ 7,652.0
Consolidated capital adequacy ratio (D) / (E)	**11.74%**	13.13%
Consolidated Tier I capital ratio (A) / (E)	**7.37%**	8.11%

Note: (1) Derived by multiplying the capital requirement by 12.5 (i.e., the reciprocal of the minimum capital ratio of 8%).

COMPOSITION OF TIER I CAPITAL

Common stock and retained earnings: As a result of the conversion of our Class-A preferred stock into common shares as described below, our equity was composed of only common stock as of March 31, 2008. In addition, we issued ¥50 billion of new common shares in fiscal year 2007. As a result, both our capital stock and capital surplus increased by ¥25 billion. As a result of our recording net income of ¥60.1 billion in fiscal year 2007, retained earnings increased to ¥302.5 billion as of March 31, 2008.
Preferred stock: As of March 31, 2007, Shinsei had two classes of preferred stock outstanding. All shares of Class-A preferred stock were initially issued to the RCC by LTCB. Upon LTCB's nationalization, the RCC transferred those shares to the DIC. At the time of sale of LTCB's common shares to New LTCB Partners in March 2000, a portion of the Class-A preferred shares was redeemed without any consideration paid and cancelled. The DIC continued to own the remaining 74,528,000 shares. At the same time, Shinsei issued 600,000,000 new shares of Class-B preferred stock to the RCC. At our request, the RCC converted 300,000,000 shares of the Class-B preferred stock into 200,033,338 common shares in July 2006 and subsequently disposed of them. In connection with these transactions, we repurchased 175,466,000 of our common shares for aggregate consideration of ¥132.1 billion and subsequently cancelled 85 million of those common shares. The remainder of the repurchased common shares are included in treasury stock.

On August 1, 2007, we acquired all of our Class-B preferred shares (300,000,000 shares) and issued common shares (200,000,000 shares) based on the exchange price of ¥600 per share in exchange for these preferred shares. We cancelled all the relevant preferred shares immediately after acquiring them. On March 31, 2008, we acquired and cancelled all of our Class-A preferred shares and issued in exchange 269,128,888 of our common shares at an exchange price of ¥360 per share.

As a result of the above transactions, our capital stock did not include any preferred stock as of March 31, 2008.

TABLE 33. DIVIDENDS AND DISTRIBUTION AMOUNTS ON SHARES OF PREFERRED STOCK (NON-CONSOLIDATED)

	Yen per share	
Class of preferred shares	Amount of Annual dividend	Amount of Distribution of residual assets
Class-A preferred shares	¥6.5	¥—
Class-B preferred shares	—	—

The Class-A preferred shares were converted into common shares in the second half of fiscal year 2007, and the Class-B preferred shares were wholly converted into common shares in the first half of fiscal year 2007. Therefore we paid only interim dividends on our Class-A preferred shares in fiscal year 2007.

PREFERRED SECURITIES ISSUED BY SUBSIDIARIES OUTSIDE JAPAN

On February 23, 2006, we issued US$775.0 million of step-up non-cumulative perpetual preferred securities. The dividend on the preferred securities is 6.418% for the initial ten years. In addition, on March 23, 2006, we issued US$700.0 million of non-step-up non-cumulative perpetual preferred securities. The dividend on the non-step-up perpetual preferred securities is 7.16% for the initial ten years. These issuances are consistent with our strategy to strengthen our Tier I capital ratio. The proceeds from the offerings of the preferred securities are recorded as minority interests in consolidated subsidiaries and counted towards Tier I capital. The amount of such proceeds which may be counted towards Tier I capital is constrained by the amount of other Tier I capital outstanding. Our ability to raise additional regulatory capital in this manner could be constrained in the future.

COMPOSITION OF TIER II CAPITAL

The principal component of our Tier II capital is subordinated debt and bonds. As of March 31, 2008, we had ¥100.0 billion of dated subordinated bonds issued by Shinsei (excluding the EUR0.9 billion of step-up callable subordinated notes and £0.4 billion of step-up callable perpetual subordinated notes discussed above) and ¥108.0 billion in subordinated debt from private lenders, ¥17.0 billion of which were perpetual loans. None of our current Tier II capital consists of public funds.

Other major elements of our Tier II capital are general reserve for loan losses and ¥81.0 billion of class-D perpetual preferred shares of APLUS held by third-parties as of March 31, 2008. Tier II capital is subject to the limitation that it cannot exceed the amount of Tier I capital, and non-perpetual subordinated debt and bonds cannot exceed half the amount of Tier I

capital. Subject to those ceilings, the entire amount of perpetual subordinated debt and bonds can be included in Tier II capital and a portion of non-perpetual subordinated debt and bonds cannot be included in Tier II capital as of March 31, 2008. The table below sets forth the amount of our subordinated debt and bonds, as well as the portion included in our Tier II capital:

TABLE 34. SUBORDINATED DEBT AND BONDS (CONSOLIDATED)

	Billions of yen					
As of March 31, 2008	Perpetual	Perpetual included in Tier II	Non-perpetual[1]	Non-perpetual included in Tier II[2]	Total	Total included in Tier II[2]
Subordinated debt	**¥ 17.0**	**¥ 17.0**	**¥ 91.0**	**¥ —**	**¥ 108.0**	**¥ —**
Subordinated bonds	**86.8**	**86.5**	**255.0**	**—**	**341.9**	**—**
Total	**¥ 103.8**	**¥ 103.5**	**¥ 346.0**	**¥ 339.8**	**¥ 449.9**	**¥ 443.4**

	Billions of yen					
As of March 31, 2007	Perpetual	Perpetual included in Tier II	Non-perpetual[1]	Non-perpetual included in Tier II[2]	Total	Total included in Tier II[2]
Subordinated debt	¥ 17.0	¥ 17.0	¥ 91.0	¥ —	¥ 108.0	¥ —
Subordinated bonds	99.9	99.6	258.1	—	358.0	—
Total	¥ 116.9	¥ 116.6	¥ 349.1	¥ 293.7	¥ 466.0	¥ 410.3

Notes: (1) Stated at par value.
(2) Non-perpetual subordinated debt and bonds included in Tier II and total subordinated debt and bonds included in Tier II are not broken down by type of debt and bonds.

During the fiscal year ended March 31, 2008, we repaid ¥1.0 billion and EUR15.0 million of non-perpetual subordinated bonds. Interest rates on ¥24.0 billion of our perpetual subordinated debt and bonds included in Tier II capital as of March 31, 2008 will increase between January 2013 and December 2015. Interest rates on ¥0.5 billion of perpetual subordinated bonds will increase in December 2008.

¥24.0 billion of our perpetual subordinated debt and bonds included in Tier II capital as of March 31, 2008 will become prepayable between January 2013 and December 2015. ¥0.5 billion of perpetual subordinated bonds are currently prepayable.

Interest rates on ¥28.0 billion of non-perpetual subordinated debt will increase between March 2011 and June 2011. Interest rates on the remaining ¥63.0 billion of non-perpetual subordinated debt are fixed rates until maturity.

¥83.0 billion of non-perpetual subordinated debt will become prepayable between July 2010 and July 2013 and the remaining ¥8.0 billion of non-perpetual subordinated debt cannot be repaid until maturity.

Shinsei issued ¥50.0 billion of dated subordinated bonds for the first time as Shinsei, not LTCB, on March 25, 2005. These dated subordinated bonds cannot be repaid until maturity, on March 25, 2015, and bear interest at a fixed rate of 1.96%. Shinsei issued an additional ¥50.0 billion of dated subordinated bonds on October 31, 2005. These dated subordinated bonds cannot be repaid until maturity, on October 30, 2015, and bear interest at a fixed rated of 2.01%.

Shinsei issued EUR1.0 billion of step-up callable subordinated notes bearing interest at a fixed rate of 3.75% on February 23, 2006. In February 2011, interest rates on these notes will increase and these notes will become prepayable.

In December 2006, Shinsei issued £0.4 billion of step-up callable perpetual subordinated notes bearing interest at a fixed rate of 5.625%. In December 2013, interest rates on these notes will increase and these notes will become prepayable.

OFF-BALANCE SHEET ARRANGEMENTS

We use off-balance sheet arrangements, including investments through special purpose entities, securitizations, lines and letters of credit, loan commitments and loan participations, in the ordinary course of business, including in our securitization and financing businesses, as well as to manage our own liquidity risk. The main purposes of such off-balance sheet arrangements are to develop our Institutional Banking business as well as to diversify our sources of liquidity. The following is a discussion of the principal off-balance sheet arrangements we use.

SECURITIZATION

We structure, arrange, distribute and service mortgage-backed securities and asset-backed securities both for third-parties and ourselves. Our securitization services utilize special purpose entities, which may be organized in the forms of trusts, partnerships or corporations, mainly to protect the securitized assets from creditors of transferors even in bankruptcy. Assets securitized include commercial loans, residential mortgage loans,

installment receivables and credit-card receivables.

REPACKAGING

One aspect of our securitization business involves our repackaging of assets purchased by special purpose entities that we establish into new financial instruments that represent undivided interests in the underlying assets. Repackaging the assets generally entails analyzing the cash flows from the underlying assets, using various means to rearrange the timing and order of cash flows, and then combining them with other cash flows to create new financial instruments that can be tailored to meet the demands of a broad range of investors.

Often the assets are repackaged into residual or subordinated interests, mezzanine interests and senior interests. The residual interests are the first to suffer any losses as a result of any decline in the value of the underlying financial assets, while the senior interests are structured to be the last to absorb such losses. In instances where we repackage assets on our own initiative, rather than for our customers, we generally retain the residual interests and either sell the senior or mezzanine interests immediately to third-parties or hold them temporarily before placing them with investors. Revenues on these transactions consist of gains on sales of the repackaged senior and mezzanine interests, transaction arrangement fees received from the originators of the assets, fees for underwriting the senior instruments, and returns on the residual interests.

The principal risk inherent in these repackagings is credit risk on the securitized financial instruments that is absorbed by the retained residual interests. We may record losses on the residual interests due to declines in the value of the underlying financial assets. We manage this credit risk through semi-annually assessing our retained interests and providing valuation allowances for them based on those assessments, taking into consideration how much we believe we will be able to collect on the underlying assets. We generally transfer financial assets to special purpose entities on a "true sale" basis, which means that we would neither be entitled nor required to reacquire the financial assets so transferred.

ARRANGEMENT

We also securitize customers' assets on their behalf, drawing on our know-how and experience in establishing securitization vehicles tailored to accommodate clients' needs, analyzing cash flows from the financial assets, structuring them into classes of securitized interests, arranging credit enhancements and locating investors for the securities to be issued. We generally place the securities representing the senior interests from these transactions with third-party investors. We may choose, however, to acquire temporarily a portion of these senior securities for later sale and often structure financial arrangements, including repackaging, that enhance the liquidity of these senior securities in order to attract third-party investors. These securities are recorded in other monetary claims purchased and recorded at fair value.

Our revenue on these transactions consists of fees, generally fixed, for arranging the transaction and for underwriting the sale of the financial instruments. We typically record those fees as having been received at the completion of all arrangements for the customer.

On these transactions, we act as an arranger, an underwriter, a servicer, a trustee or an administrator, or combination of some of these roles, for our corporate customers. As our customers usually retain the residual interests and the related risk of loss on them, we are not exposed to risks of incurring losses inherent in such residual interests.

RESIDUAL INTERESTS

As of March 31, 2008 and 2007, we held ¥59.1 billion and ¥66.3 billion, respectively, of debt securities and residual interests from securitization transactions. As of March 31, 2008 and 2007, ¥38.6 billion and ¥40.9 billion of such amounts, respectively, were attributable to securitization transactions of APLUS.

LOAN PARTICIPATIONS

We have sold or transferred participation interests in certain of our loans. Loan participation involves the original lender under the loans transferring economic interests in the loan to others, while the original lender retains title to the loan itself.

Under Japanese GAAP, where substantially all of the economic interest in and risks of the loans are transferred to the participants, the original lenders are not deemed to bear recourse obligations for the participating interests or to have any rights to repurchase such interests. As a result, the original lender may remove the loans from its balance sheet as if the loans were sold to the participants. Because substantially all of the economic interest and risks have been transferred to the participants, we believe that we are not taking any substantial economic risk on the portions of loans in which we have sold participating interests.

As of March 31, 2008 and 2007, the total principal amount of participation interests in loans transferred to third-parties was ¥61.1 billion and ¥83.1 billion, respectively.

OFF-BALANCE SHEET ARRANGEMENTS TO EXTEND CREDIT, ACCEPTANCES AND GUARANTEES

We have off-balance sheet commitments to extend credit to customers up to certain predetermined amounts at current market rates,

in consideration of which we receive fee income that is recorded on an accrual basis for the period of the commitments. As of March 31, 2008 and 2007, we had ¥4,436.5 billion and ¥4,456.5 billion of these commitments, of which ¥4,064.7 billion and ¥4,118.3 billion had agreement terms of less than one year, respectively.

In addition, we provide acceptances and guarantees, which include lines and letters of credit and guarantees on customers' borrowings from other creditors. These acceptances and guarantees require us to satisfy our customers' obligations in the event they fail to do so, although we would have a claim for reimbursement against them. Under Japanese GAAP for banks, these commitments are deemed to be both contingent assets and liabilities, and are recorded as both assets and liabilities in the principal amount of the acceptances and guarantees. We record the fees we earn from providing acceptances and guarantees on an accrual basis over the period of the acceptance or guarantee. As of March 31, 2008 and 2007, we had ¥701.7 billion and ¥754.4 billion, respectively, of outstanding acceptances and guarantees.

APLUS extends credit in the form of guarantees. The most significant component of APLUS' guarantee business is providing guarantees on installment shopping credit provided by other lenders to customers of APLUS' partner merchants. APLUS also offers collection guarantees for foreign automobile dealers. Providing guarantees allows APLUS to limit its balance sheet exposure, while continuing to maintain its relations with its partner merchants. Off-balance sheet commitment and acceptances and guarantees increased as a result of our acquisition of APLUS and its inclusion in our consolidated balance sheet from September 30, 2004. As of March 31, 2008 and 2007, ¥693.7 billion and ¥738.7 billion of our outstanding acceptances or guarantees, respectively, were attributable to this guarantee business.

EXPOSURE TO U.S. RESIDENTIAL MORTGAGE, SECURITIZED PRODUCTS AND RELATED INVESTMENTS

EXPOSURE TO U.S. RESIDENTIAL MORTGAGE, SECURITIZED PRODUCTS AND RELATED INVESTMENTS

The slowdown in the U.S. economy, deterioration in global credit markets, liquidity worries surrounding financial institutions and the collapse of the structured products markets caused us to record significant mark-downs and credit provisions during fiscal year 2007.

Tables 35 through 39 below set forth certain information regarding our exposure to the U.S. residential mortgage market, securitized products and related investments as of September 30, 2007 and as of and for the fiscal year ended March 31, 2008. Table 40 provides definitions for the defined terms used in Tables 35 through 39.

TABLE 35. U.S RESIDENTIAL MORTGAGE EXPOSURE (SECURITIES AND LOANS) [CONSOLIDATED]

	Millions of dollars, %				Billions of yen
	Balance Before Evaluation[1]	Mark-Down During FY2007 or Credit Reserve as of Mar 31, 2008		**Net Exposure Mar 31, 2008**	**Net Exposure Mar 31, 2008**
	(a)	(b)	% Decline	**(c) = (a) - (b)**	**(c) x ¥99.73**
Mark-to-Market Exposure	242.6	157.1[2]	(64.8)	85.4	8.5
Securities[3]	167.0	81.6	(48.9)	85.4	8.5
AAA[4]	98.5	24.0	(24.4)	74.4	7.4
AA[4]	24.0	14.6	(60.9)	9.4	0.9
Other (A or lower)[4]	44.5	42.9	(96.4)	1.5	0.1
Equities and Warrants	75.5	75.5	(100.0)	0.0	0.0
Loans and Other Credit Exposure	342.6	122.1[5]		**195.4**[10]	19.4
Loans	234.3	119.8		114.4	11.4
Loans funded prior to 4QFY2007	112.3	112.3		—	—
New loans funded in 4QFY2007[6]	122.0	7.5		114.4	11.4
Securities whose fair value is not readily determinable[7]	83.3	2.3		80.9	8.0
Securities sold during FY2007[8]	25.0	—		—	—
Total	585.2	279.3[9]		**280.8**[10]	28.0

Notes: (1) Except for one security sold during FY2007 (please see Note 8), figures are balances as of March 31, 2008 (end of fiscal year 2007) before mark-to-market adjustments or credit reserves.
(2) Mark-downs of U.S. residential mortgage exposure during FY2007 totaled ¥15.6 billion ($157.1 million, using the March 31, 2008 exchange rate of ¥99.73/$1).
(3) Comprised of 2007-vintage securities except for one AAA-rated security of 2006-vintage amounting to $21.3 million (¥2.1 billion).
Of the total ¥16.8 billion of securities exposure, subprime-related exposure is ¥3.7 billion, including the security discussed in Note 7, as of March 31, 2008. Please see the definition of "subprime-related" in table 40.
(4) Based on ratings as of March 31, 2008.
(5) Net provision for credit reserves and others for the U.S. residential mortgage market exposure during FY2007 totaled ¥13.4 billion ($122.1 million minus credit reserves as of March 31, 2007 plus $20.5 million of loss on the sale of a security, using an exchange rate of ¥99.73/$1).
(6) Includes undrawn portion of commitment lines.
(7) At inception, 82% of the fair value of original investment could be attributed to a U.S. Treasury Note-based security (rated AAA) in the underlying assets; the remainder was comprised of various other securities including U.S. RMBS. As of March 31, 2008, the U.S. Treasury Note-based security accounted for nearly all of the underlying asset value. Please see the definition of "subprime-related" in table 40.
(8) No remaining exposure at the end of FY2007 due to the sale of the security.
(9) Mark-downs and credit reserves for the U.S residential mortgage market exposure during FY2007 totaled ¥29.1 billion (also see Notes 2 and 5).
(10) The security sold during FY2007 (please see Note 8) is excluded from the net exposure calculation.

TABLE 36. BALANCE OF SECURITIZED PRODUCTS (BREAKDOWN BY REGION AND TYPE OF SECURITIES)[1] (NON-CONSOLIDATED)

Billions of yen

	Credit Ratings of Securities[2] (Mar 31, 2008)				Mar 31, 2008 (a)	Sep 30, 2007 (b)	Change (a)-(b)
	AAA	AA	A or lower	N/A			
RMBS	26%	13%	2%	59%	**76.2**	98.7	(22.4)
Japan	12%	5%	3%	81%	**45.6**	55.4	(9.7)
U.S.[3]	46%	1%	1%	52%	**15.9**	23.5	(7.6)
Europe	0%	100%	0%	0%	**7.3**	9.4	(2.1)
Other[4]	100%	0%	0%	0%	**7.2**	10.2	(2.9)
CMBS[5]	0%	12%	87%	0%	**30.3**	35.2	(4.9)
Japan	0%	6%	94%	1%	**17.6**	18.5	(0.8)
U.S.	—	—	—	—	**—**	—	—
Europe	0%	0%	100%	0%	**10.0**	13.3	(3.3)
Other	0%	100%	0%	0%	**2.6**	3.4	(0.7)
CDO	54%	39%	6%	2%	**149.5**	183.8	(34.3)
Japan	—	—	—	—	**—**	—	—
U.S.[6]	50%	47%	0%	3%	**87.6**	116.8	(29.2)
Europe	57%	28%	15%	0%	**59.1**	63.6	(4.4)
Other	100%	0%	0%	0%	**2.7**	3.4	(0.6)
ABS CDO (Re-securitized Products)	0%	10%	20%	70%	**8.9**	10.0	(1.0)
Japan[7]	0%	0%	23%	77%	**8.0**	8.1	(0.0)
U.S.[3]	0%	100%	0%	0%	**0.8**	1.8	(0.9)
Europe	—	—	—	—	**—**	—	—
Other	—	—	—	—	**—**	—	—
Total	38%	27%	15%	20%	**265.1**	327.9	(62.7)
Japan	8%	4%	27%	61%	**71.4**	82.1	(10.7)
U.S.	49%	41%	0%	10%	**104.4**	142.2	(37.8)
Europe	44%	31%	25%	0%	**76.5**	86.4	(9.9)
Other	79%	21%	0%	0%	**12.7**	17.0	(4.3)
Securities					**199.1**	260.4	(61.2)
RMBS					**30.6**	52.3	(21.7)
CMBS					**18.1**	22.3	(4.2)
CDO					**149.5**	183.8	(34.3)
ABS CDO					**0.8**	1.8	(0.9)
Other monetary claims purchased					**66.0**	67.5	(1.4)
RMBS					**45.6**	46.4	(0.7)
CMBS					**12.2**	12.9	(0.6)
CDO					**—**	—	—
ABS CDO					**8.0**	8.1	(0.0)
Total					**265.1**	327.9	(62.7)

Notes: (1) The amount is the outstanding balance, after mark-downs and other comprehensive income (OCI) adjustments, at the end of each period.
(2) Based on ratings as of March 31, 2008. The "N/A" rating for Japanese RMBS represents senior portions of other monetary claims purchased for the purpose of warehousing for future securitization. The "N/A" rating for U.S. RMBS is for a security where U.S. Treasury Note-based security represents 82% of the value and various other securities including U.S. RMBS represent the remaining 18% at inception.
(3) Securities related to U.S. residential mortgage market. Of the ¥15.9 billion in U.S. RMBS outstanding as of March 31, 2008, subprime-related exposure is ¥2.9 billion. In addition, subprime-related exposure includes ABS CDO (one security) of ¥0.8 billion.
(4) Includes exposures guaranteed by a monoline insurer (¥1.4 billion as of March 31, 2008 and ¥2.0 billion as of September 30, 2007).
(5) Breakdown of collateral: office building (42%), multi-family (44%), retail and shops (8%), hotel and others (6%)
(6) One security amounting to ¥2.2 billion is hedged using a credit default swap index in the amount of approximately ¥2.0 billion; counterparty is a European investment bank (AA-rated).
(7) Backed by domestic RMBS and CMBS and does not include subprime-related exposure.

TABLE 37. SECURITIZED PRODUCTS RECORDED UNDER "SECURITIES" AND "OTHER MONETARY CLAIMS PURCHASED" AND OCI [NON-CONSOLIDATED]

SECURITIES

Billions of yen, %

	As of March 31, 2008			
	Balance before Mark-to-Market Evaluation	Market Value or Balance	Unrealized Gains/ Losses (OCI)	Price Decline Ratio (%)
Trading Securities	19.7	**12.7**		
RMBS (Japan)	—	—		
RMBS (U.S.) [1]	7.3	**2.3**		
RMBS (Other foreign countries)	5.6	**5.4**		
CDO (U.S.)	3.7	**2.1**		
CDO (Other foreign countries)	2.9	**2.7**		
Securities available-for-sale	202.8	**178.0**	(24.8)	(12.2)
Other	202.8	**178.0**	(24.8)	(12.2)
Foreign securities	202.8	**178.0**	(24.8)	(12.2)
Foreign currency denominated foreign corporate and government bonds	197.4	**172.6**	(24.8)	(12.6)
RMBS	15.2	**14.4**	(0.7)	(4.9)
U.S. [1]	5.2	**5.2**	0.0	—
Europe	8.1	**7.3**	(0.7)	(9.3)
Other foreign countries	1.8	**1.8**	0.0	(0.2)
CMBS	15.7	**12.7**	(3.0)	(19.5)
U.S.	—	—		—
Europe	12.7	**10.0**	(2.7)	(21.6)
Other foreign countries	2.9	**2.6**	(0.3)	(10.7)
CDO	165.5	**144.5**	(20.9)	(12.7)
U.S.	103.0	**85.4**	(17.6)	(17.1)
Europe	62.4	**59.1**	(3.3)	(5.3)
Other foreign countries	—	—	—	—
ABS CDO	0.8	**0.8**	0.0	—
U.S. [1]	0.8	**0.8**	0.0	—
Europe	—	—	—	—
Other foreign countries	—	—	—	—
Yen-denominated foreign corporate and Government bonds	5.4	**5.4**	0.0	—
RMBS (Japan)	—	—	—	—
CMBS (Japan)	5.4	**5.4**	0.0	(0.1)
ABS CDO (Japan)	—	—	—	—
Book value of securities whose fair value is not readily determinable	8.3	**8.3**	0.0	—
Foreign Securities	8.3	**8.3**	0.0	—
RMBS (U.S.) [1]	8.3	**8.3**	0.0	—
Securities	230.8	**199.1**		
RMBS	36.5	**30.6**		
CMBS	21.1	**18.1**		
CDO	172.2	**149.5**		
ABS CDO	0.8	**0.8**		

OTHER MONETARY CLAIMS PURCHASED

Billions of yen, %

	As of March 31, 2008			
	Balance before Mark-to-Market Evaluation	Market Value or Balance	Unrealized Gains/ Losses (OCI)	Price Decline Ratio (%)
Trading Purposes	18.3	**18.3**		
RMBS (Japan)	13.5	**13.7**		
CMBS (Japan)	4.7	**4.5**		
Others	47.6	**47.6**	0.0	—
RMBS (Japan)	31.8	**31.8**	0.0	—
CMBS (Japan)	7.7	**7.7**	0.0	—
ABS CDO (Japan)	8.0	**8.0**	0.0	—
Total	65.9	**66.0**		
RMBS (Japan)	45.4	**45.6**		
CMBS (Japan)	12.4	**12.2**		
ABS CDO (Japan)	8.0	**8.0**		
RMBS, CMBS, CDO, ABS CDO Total	296.8	**265.1**		
Securities	230.8	**199.1**		
Other monetary claims purchased	65.9	**66.0**		

Note: (1) Securities with exposure to U.S. residential mortgage market.

TABLE 38. LBO, MONOLINE, SIV, ABCP [NON-CONSOLIDATED]

Billions of yen

	Mar 31, 2008 (a)	Sep 30, 2007 (b)	Change (a)-(b)
LBO[1]	**277.1**	309.7	(32.6)
Japan	**258.6**[2]	288.8	(30.2)
U.S.	**3.6**	4.4	(0.8)
Europe	**—**	—	—
Other	**14.8**	16.5	(1.7)
(Breakdown by Industry Sector as of March 31, 2008)			
Manufacturing	**8.6%**		
Information and communications	**16.3%**		
Wholesale and retail	**10.8%**		
Finance and insurance	**26.0%**		
Services	**38.4%**		
Others	**0.0%**		
Total	**100.0%**		

Notes: (1) The amount includes an unfunded commitment line.
(2) As of March 31, 2008, the unfunded commitment line (only domestic) is ¥23.0 billion.

Billions of yen

	Mar 31, 2008 (a)	Sep 30, 2007 (b)	Change (a)-(b)
Monoline	**1.4**	2.0	(0.6)
Japan	**—**	—	—
U.S.	**—**	—	—
Europe	**—**	—	—
Other	**1.4**	2.0	(0.6)
SIV	**—**	—	—
ABCP	**—**	—	—

TABLE 39. CREDIT DEFAULT SWAPS (CDS) [NON-CONSOLIDATED][1]

Billions of yen

	As of March 31, 2008							FY2007
	Nominal Amount		Fair Value		Netted Nominal Amount and Fair Value[2]			Realized profits (losses)
					Notional Value	Fair Value		
	Protection (buy)	Protection (sell)	Protection (buy)	Protection (sell)		Protection (buy)	Protection (sell)	
Total	1,387.3	1,454.9	53.0	(46.9)	1,160.1	39.8	(36.0)	5.1
Japan	1,252.6	1,325.6	46.8	(41.2)	107.1	35.9	(33.2)	6.1
U.S.	75.2	83.2	3.8	(4.2)	47.6	2.2	(1.5)	(1.5)
Europe	28.4	19.8	1.3	(0.4)	16.2	0.6	(0.3)	0.4
Other	30.9	26.2	1.0	(0.9)	25.2	1.0	(0.9)	0.0

Notes: (1) Represents transactions under trading book and differs from the figures of credit derivatives transactions in P144, which include the banking book as well as trading book.
(2) Transactions which are netted with buy and sell.

TABLE 40. DEFINED TERMS FOR TABLES 35-39

Names	Definitions
RMBS	Residential mortgage-backed securities and other related assets, including beneficial interests backed by mortgage loans. Recorded in "trading securities," "securities available-for-sale" and "other monetary claims."
CMBS	Commercial mortgage-backed securities. Recorded in "securities available-for-sale" and "other monetary claims." We have no U.S. CMBS exposure.
CDO	Collateralized loan obligations (CLO) mainly backed by LBO debt, corporate loans and high-yield securities. Recorded in "trading securities" and "securities available-for-sale."
ABS CDO (Re-securitized Products)	CDO backed by asset-backed securities (ABS) such as RMBS. Recorded in "securities available-for-sale" and "other monetary claims." We are holding one foreign currency-denominated ABS CDO backed by U.S. RMBS.
LBO	Loans for leveraged buyout for acquisition finance including refinancing of past acquisitions.
Subprime-Related	Subprime-related exposure is the total book value of securities whose underlying assets include U.S. subprime, Alt-A and/or second-lien loans, with the exception of one security whose underlying assets are comprised of a AAA-rated U.S. Treasury Note-based security and U.S. RMBS ("STRIPS-RMBS"). In the case of STRIPS-RMBS, which had a book value of $83.3 million (or ¥8.3 billion) as of March 31, 2008, the fair value of the U.S. Treasury Note-based security ($78.1 million as of March 31, 2008) is excluded from the calculation of subprime-related exposure (related footnotes can be found in Note 3 and Note 7 of Table 35 and Note 2 and Note 3 of Table 36). As of March 31, 2008, total subprime-related exposure stood at ¥3.7 billion.
Monoline	Monolines are insurance companies that insure against the risk of a bond or other security defaulting. As of March 31, 2008, the exposure guaranteed by monoline insurers is ¥1.4 billion in Asia.
SIV	A structured investment vehicle (SIV) is a fund which borrows money by issuing short-term securities at low interest rates, then lends that money by buying long-term securities (such as securitization products) at higher interest rates, making a profit for investors from the difference. We have no exposure to SIVs.
ABCP	An asset-backed commercial paper (ABCP) conduit is a limited-purpose entity that issues CP to finance the purchase of assets or to make loans. Some asset types include receivables generated from trade, credit card, auto loan, auto, and equipment leasing obligors, as well as collateralized loan obligations (CLOs) and collateralized bond obligations (CBOs). We have no exposure to ABCP.
CDS	Credit default swap is a type of derivative in which the buyer receives credit protection by making periodic payments to a counterparty and the seller provides credit protection by giving the promise of a payoff if a third-party defaults.

CONSOLIDATED BALANCE SHEETS

Shinsei Bank, Limited, and Consolidated Subsidiaries
As of March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	2008
ASSETS			
Cash and due from banks (Notes 4 and 23)	¥ 505,630	¥ 448,554	$ 5,069,995
Call loans	—	43,100	—
Receivables under resale agreements	2,014	—	20,200
Collateral related to securities borrowing transactions	18,753	11,050	188,046
Other monetary claims purchased (Notes 5 and 23)	468,880	366,505	4,701,498
Trading assets (Notes 6 and 36)	315,287	303,389	3,161,409
Monetary assets held in trust (Note 7)	371,572	502,332	3,725,785
Securities (Notes 8 and 23)	1,980,292	1,854,682	19,856,534
Loans and bills discounted (Notes 9, 23 and 34)	5,622,266	5,146,306	56,374,876
Foreign exchanges (Note 18)	17,852	15,047	179,011
Other assets (Notes 10, 23 and 36)	1,100,151	870,375	11,031,304
Premises and equipment (Notes 11, 23 and 31)	305,771	382,460	3,065,995
Intangible assets (Note 12)	233,174	244,155	2,338,054
Deferred issuance expenses for debentures	125	103	1,259
Deferred tax assets (Note 33)	28,238	42,474	283,146
Customers' liabilities for acceptances and guarantees (Note 22)	701,717	754,420	7,036,170
Reserve for credit losses (Note 13)	(145,966)	(147,275)	(1,463,620)
Total assets	¥ 11,525,762	¥ 10,837,683	$ 115,569,662
LIABILITIES AND EQUITY			
Liabilities:			
Deposits, including negotiable certificates of deposit (Notes 14 and 23)	¥ 5,806,634	¥ 5,420,930	$ 58,223,547
Debentures (Note 15)	662,434	703,298	6,642,279
Call money (Note 23)	632,117	692,792	6,338,284
Collateral related to securities lending transactions (Note 23)	148,421	8,333	1,488,232
Trading liabilities (Notes 16 and 36)	205,011	99,255	2,055,667
Borrowed money (Notes 17 and 23)	1,127,227	1,122,688	11,302,797
Foreign exchanges (Note 18)	39	118	395
Short-term corporate bonds	73,600	171,300	737,993
Corporate bonds (Note 19)	426,286	400,485	4,274,408
Other liabilities (Notes 20 and 36)	708,749	498,358	7,106,687
Accrued employees' bonuses	14,572	13,134	146,115
Accrued directors' bonuses	249	359	2,499
Reserve for employees' retirement benefits (Note 21)	4,660	3,521	46,731
Reserve for directors' retirement benefits	132		1,329
Reserve for losses on interest repayments	39,333	10,353	394,402
Reserve for losses on disposal of premises and equipment	5,025	—	50,392
Reserve under special law	4	3	43
Deferred tax liabilities (Note 33)	4,283	5,075	42,949
Acceptances and guarantees (Notes 22 and 23)	701,717	754,420	7,036,170
Total liabilities	10,560,501	9,904,430	105,890,919
Equity:			
Capital stock (Notes 25 and 26):			
Common stock	476,296	291,853	4,775,864
Preferred stock	—	159,443	—
Capital surplus	43,558	18,558	436,763
Stock acquisition rights (Note 26)	1,257	517	12,612
Retained earnings	302,535	245,499	3,033,545
Unrealized gain (loss) on available-for-sale securities	(35,073)	5,091	(351,684)
Deferred gain (loss) on derivatives under hedge accounting	(1,057)	(7,744)	(10,604)
Foreign currency translation adjustments	1,872	2,952	18,778
Treasury stock, at cost (Note 25)	(72,566)	(72,560)	(727,633)
Total	716,823	643,611	7,187,641
Minority interests in subsidiaries (Note 24)	248,437	289,642	2,491,102
Total equity	965,261	933,253	9,678,743
Total liabilities and equity	¥ 11,525,762	¥ 10,837,683	$ 115,569,662

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	**2008**
Interest income:			
Interest on loans and bills discounted	**¥ 187,782**	¥ 127,026	**$ 1,882,907**
Interest and dividends on securities	**42,768**	32,309	**428,844**
Interest on deposits with banks	**5,359**	4,284	**53,738**
Other interest income	**6,261**	9,198	**62,780**
Total interest income	**242,171**	172,818	**2,428,269**
Interest expenses:			
Interest on deposits, including negotiable certificates of deposit	**47,925**	34,341	**480,557**
Interest and discounts on debentures	**3,398**	3,006	**34,074**
Interest on other borrowings	**30,176**	16,964	**302,579**
Interest on corporate bonds	**15,278**	10,409	**153,194**
Other interest expenses	**7,617**	12,600	**76,382**
Total interest expenses	**104,395**	77,322	**1,046,786**
Net interest income	**137,775**	95,496	**1,381,483**
Fees and commissions income	**65,977**	70,858	**661,562**
Fees and commissions expenses	**25,141**	24,409	**252,098**
Net fees and commissions	**40,835**	46,449	**409,464**
Net trading income (Note 27)	**9,090**	17,809	**91,152**
Other business income (loss), net:			
Income on leased assets and installment receivables, net	**52,157**	51,123	**522,985**
Income on monetary assets held in trust, net	**20,967**	14,725	**210,245**
Net gain on foreign exchanges	**2,701**	10,423	**27,093**
Net gain (loss) on securities	**(10,427)**	15,144	**(104,561)**
Net gain on other monetary claims purchased	**15,408**	19,978	**154,499**
Other, net (Note 28)	**(5,816)**	(14,772)	**(58,327)**
Net other business income	**74,990**	96,622	**751,934**
Total revenue	**262,692**	256,378	**2,634,033**
General and administrative expenses:			
Personnel expenses	**64,526**	62,701	**647,011**
Premises expenses	**18,677**	17,359	**187,285**
Technology and data processing expenses	**21,803**	20,116	**218,626**
Advertising expenses	**9,958**	10,971	**99,856**
Consumption and property taxes	**8,455**	7,386	**84,785**
Deposit insurance premium	**3,431**	2,835	**34,409**
Other general and administrative expenses	**31,907**	28,862	**319,937**
General and administrative expenses	**158,761**	150,233	**1,591,909**
Amortization of goodwill and other intangible assets	**12,534**	20,800	**125,688**
Total general and administrative expenses	**171,295**	171,034	**1,717,597**
Net business profit	**91,396**	85,343	**916,436**
Net credit costs (Note 29)	**73,591**	51,934	**737,904**
Other gains (losses), net (Note 30)	**74,750**	(99,117)	**749,533**
Income (loss) before income taxes and minority interests	**92,556**	(65,708)	**928,065**
Income taxes (benefit) (Note 33):			
Current	**4,902**	3,249	**49,154**
Deferred	**9,500**	(24,615)	**95,261**
Minority interests in net income of subsidiaries	**18,044**	16,643	**180,938**
Net income (loss)	**¥ 60,108**	¥ (60,984)	**$ 602,712**
	Yen		U.S. dollars (Note 1)
Basic net income (loss) per common share (Note 37)	**¥ 38.98**	¥ (45.92)	**$ 0.39**
Diluted net income per common share (Note 37)	**32.44**	—	**0.32**
Cash dividends applicable to the year:			
Common share (Note 38)	**2.94**	2.66	**0.03**
Class-A preferred share (Note 38)	**6.50**	13.00	**0.07**
Class-B preferred share (Note 38)	**—**	4.84	**—**

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	**2008**
Common stock:			
Balance at beginning of year	**¥ 291,853**	¥ 180,853	**$ 2,926,439**
Issuance of new shares of common stock	**25,000**	—	**250,677**
Conversion from preferred stock	**159,443**	111,000	**1,598,748**
Balance at end of year	**476,296**	291,853	**4,775,864**
Preferred stock:			
Balance at beginning of year	**159,443**	270,443	**1,598,748**
Conversion into common stock	**(159,443)**	(111,000)	**(1,598,748)**
Balance at end of year	**—**	159,443	**—**
Capital surplus:			
Balance at beginning of year	**18,558**	18,558	**186,086**
Issuance of new shares of common stock	**25,000**	—	**250,677**
Balance at end of year	**43,558**	18,558	**436,763**
Stock acquisition rights:			
Balance at beginning of year	**517**		**5,188**
Net change during the year	**740**	517	**7,424**
Balance at end of year	**1,257**	517	**12,612**
Retained earnings:			
Balance at beginning of year	**245,499**	379,502	**2,461,642**
Dividends paid	**(3,072)**	(7,443)	**(30,803)**
Net income (loss)	**60,108**	(60,984)	**602,712**
Disposal of treasury stock	**—**	(15)	**—**
Retirement of treasury stock	**—**	(63,963)	**—**
Other changes by exclusion of affiliates	**—**	(1,595)	**—**
Changes by inclusion of subsidiaries (former non-consolidated subsidiaries)	**(0)**	—	**(6)**
Balance at end of year	**302,535**	245,499	**3,033,545**
Unrealized gain (loss) on available-for-sale securities:			
Balance at beginning of year	**5,091**	2,208	**51,055**
Net change during the year	**(40,165)**	2,882	**(402,739)**
Balance at end of year	**(35,073)**	5,091	**(351,684)**
Deferred gain (loss) on derivatives under hedge accounting:			
Balance at beginning of year	**(7,744)**		**(77,653)**
Net change during the year	**6,686**	(7,744)	**67,049**
Balance at end of year	**(1,057)**	(7,744)	**(10,604)**
Foreign currency translation adjustments:			
Balance at beginning of year	**2,952**	3,781	**29,606**
Net change during the year	**(1,079)**	(829)	**(10,828)**
Balance at end of year	**1,872**	2,952	**18,778**
Treasury stock, at cost:			
Balance at beginning of year	**(72,560)**	(12)	**(727,571)**
Purchase of treasury stock	**(1)**	(136,672)	**(20)**
Disposal of treasury stock	**—**	160	**—**
Retirement of treasury stock	**—**	63,963	**—**
Changes by inclusion of subsidiaries	**(4)**	—	**(42)**
Balance at end of year	**(72,566)**	(72,560)	**(727,633)**
Minority interests in subsidiaries:			
Balance at beginning of year	**289,642**		**2,904,264**
Net change during the year	**(41,204)**	289,642	**(413,162)**
Balance at end of year	**248,437**	289,642	**2,491,102**
Total equity	**¥ 965,261**	¥ 933,253	**$ 9,678,743**

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	**2008**
Cash flows from operating activities:			
Income (loss) before income taxes and minority interests	¥ **92,556**	¥ (65,708)	$ **928,065**
Adjustments for:			
Income taxes paid	**(995)**	(5,684)	**(9,985)**
Depreciation	**138,530**	143,567	**1,389,053**
Amortization of goodwill and other intangible assets	**12,534**	20,800	**125,688**
Impairment losses on goodwill, other intangible assets and other	**919**	95,691	**9,223**
Net change in reserve for credit losses	**(688)**	2,406	**(6,904)**
Net change in other reserves	**(1,685)**	9,801	**(16,902)**
Interest income	**(242,171)**	(172,818)	**(2,428,270)**
Interest expenses	**104,395**	77,322	**1,046,786**
Investment (gains) losses	**3,919**	(28,583)	**39,296**
Net exchange (gain) loss	**25,522**	3,811	**255,916**
Net change in trading assets	**(11,897)**	(109,808)	**(119,300)**
Net change in trading liabilities	**105,764**	(50,735)	**1,060,510**
Net change in loans and bills discounted	**(385,175)**	(1,058,658)	**(3,862,178)**
Net change in deposits, including negotiable certificates of deposit	**389,111**	1,349,171	**3,901,649**
Net change in debentures	**(40,863)**	(315,610)	**(409,743)**
Net change in borrowed money (other than subordinated debt)	**(36,765)**	(47,062)	**(368,655)**
Net change in corporate bonds (other than subordinated corporate bonds)	**22,595**	7,141	**226,570**
Net change in interest-bearing deposits with banks	**80,196**	(28,630)	**804,133**
Net change in call loans, receivables under resale agreements, collateral related to securities borrowing transactions and other monetary claims purchased	**(61,820)**	(59,502)	**(619,881)**
Net change in call money, collateral related to securities lending transactions, commercial paper and short-term corporate bonds (liabilities)	**(26,287)**	709,226	**(263,588)**
Net change in foreign exchange assets	**(2,805)**	(2,907)	**(28,128)**
Net change in foreign exchange liabilities	**(79)**	79	**(797)**
Interest received	**246,447**	166,959	**2,471,150**
Interest paid	**(120,275)**	(78,506)	**(1,206,013)**
Net change in securities for trading purposes	**53,470**	46,072	**536,153**
Net change in monetary assets held in trust for trading purposes	**90,344**	(61,663)	**905,895**
Net change in leased assets	**(88,665)**	(121,645)	**(889,057)**
Other, net	**(28,991)**	(7,677)	**(290,701)**
Total adjustments	**224,583**	482,555	**2,251,920**
Net cash provided by (used in) operating activities	**317,139**	416,847	**3,179,985**
Cash flows from investing activities:			
Purchase of investments	**(2,793,634)**	(2,555,729)	**(28,011,980)**
Proceeds from sales of investments	**597,333**	260,930	**5,989,503**
Proceeds from maturity of investments	**1,902,928**	1,911,506	**19,080,803**
Purchase of premises and equipment (other than leased assets)	**(6,498)**	(3,734)	**(65,160)**
Proceeds from sales of premises and equipment (other than leased assets)	**119,795**	6,616	**1,201,200**
Proceeds from acquisition of new subsidiaries	**4,509**	—	**45,218**
Proceeds from sale of subsidiary's stocks	**24,999**	3,077	**250,670**
Payment for acquisition of business	**(31,302)**	—	**(313,875)**
Other, net	**(9,335)**	(17,832)	**(93,610)**
Net cash provided by (used in) investing activities	**(191,205)**	(395,165)	**(1,917,231)**
Cash flows from financing activities:			
Proceeds from subordinated debt	—	62,000	—
Repayment of subordinated debt	—	(98,000)	—
Proceeds from issuance of subordinated corporate bonds	—	92,161	—
Payment for redemption of subordinated corporate bonds	**(3,308)**	(10,945)	**(33,178)**
Proceeds from minority shareholders of subsidiaries	**1,223**	20,253	**12,265**
Payment for capital returned to minority shareholders of subsidiaries	**(18,622)**	(1,227)	**(186,729)**
Proceeds from issuance of stock	**49,777**	—	**499,124**
Dividends paid	**(3,072)**	(7,443)	**(30,803)**
Dividends paid to minority shareholders of subsidiaries	**(17,407)**	(11,175)	**(174,542)**
Purchase of treasury stock	**(1)**	(136,672)	**(19)**
Proceeds from sale of treasury stock	—	145	—
Net cash provided by (used in) financing activities	**8,588**	(90,903)	**86,118**
Foreign currency translation adjustments on cash and cash equivalents	**(89)**	1	**(895)**
Net change in cash and cash equivalents	**134,433**	(69,220)	**1,347,977**
Cash and cash equivalents at beginning of year	**271,493**	340,713	**2,722,283**
Cash and cash equivalents at end of year (Note 4)	¥ **405,926**	¥ 271,493	$ **4,070,260**

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.
Note: Investments consist of securities and monetary assets held in trust for other than trading purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2008 and 2007

1. BASIS OF PRESENTATION

CONSOLIDATED

The accompanying consolidated financial statements of Shinsei Bank, Limited (the "Bank") and its consolidated subsidiaries (collectively, the "Group"), stated in Japanese yen, have been prepared on the basis of generally accepted accounting principles in Japan ("Japanese GAAP") and in conformity with the Banking Law of Japan (the "Banking Law"), and compiled from the consolidated financial statements prepared under the provisions set forth in the Accounting Standards for Consolidated Financial Statements (the Business Accounting Council, June 24, 1975) and the standards of the Financial Instruments and Exchange Law of Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the accompanying notes include information that is not required under Japanese GAAP, but is presented herein for the convenience of readers.

The preparation of consolidated financial statements in conformity with Japanese GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As permitted by the Financial Instruments and Exchange Law of Japan, yen amounts, except for per share amounts, are presented in millions of yen and are rounded down to the nearest million. As a result, the totals do not necessarily agree with the sum of the individual amounts.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Bank is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥99.73 to U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2008. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

The Bank was placed under temporary nationalization by the Prime Minister of Japan on October 23, 1998, under Section 1 of Article 36 of the Financial Revitalization Law of Japan, and continued its operations in accordance with Articles 47 and 48 of the same law. The Bank's temporary nationalization status was terminated on March 1, 2000, when all common shares of the Bank held by the Deposit Insurance Corporation of Japan (the "DIC") were transferred to New LTCB Partners C.V. in accordance with the Share Purchase Agreement, dated February 9, 2000 (the "Share Purchase Agreement").

In the fiscal year ended March 31, 2004, the Bank completed an initial public offering (IPO) of its shares and became listed on the First Section of the Tokyo Stock Exchange on February 19, 2004. The Bank's then controlling shareholder, New LTCB Partners C.V., offered the shares sold in the IPO. Following the IPO, the Bank also completed a secondary share offering on February 17, 2005. Prior to the secondary offering, the Bank's controlling shareholder, New LTCB Partners C.V., distributed most of its shareholdings to its investors. The investors, in turn, sold an aggregate of 36.9% of the Bank's outstanding common shares in the secondary offering.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATED

(A) PRINCIPLES OF CONSOLIDATION

The Group applies its consolidation scope using the control and influence concept. Under the control and influence concept, those companies in which the Bank, directly or indirectly, is able to exercise control over operations are fully consolidated and those companies in which the Bank, directly or indirectly, is able to exercise significant influence over operations are accounted for by the equity method.

The number of consolidated subsidiaries and affiliates as of March 31, 2008 and 2007 was as follows:

	2008	2007
Consolidated subsidiaries	**104**	95
Unconsolidated subsidiaries	**100**	90
Affiliates accounted for by the equity method	**30**	27

Unconsolidated subsidiaries are mainly operating companies that undertake leasing business based on the *Tokumei Kumiai* system (silent partnerships). *Tokumei Kumiai*'s assets, liabilities, profit and loss virtually belong to each silent partner, and the Group does not have any material transactions with these subsidiaries. Therefore, these subsidiaries are excluded from

consolidation in order to avoid any material misunderstanding by the Bank's stakeholders.

Other unconsolidated subsidiaries are excluded from consolidation because they are not material to the financial condition or results of operations of the Group.

Major consolidated subsidiaries as of March 31, 2008 were as listed below:

Name	Location	Percentage ownership
APLUS Co., Ltd.	Japan	74.0%
Showa Leasing Co., Ltd.	Japan	96.4%
Shinki Co., Ltd.	Japan	67.7%
Shinsei Trust & Banking Co., Ltd.	Japan	100.0%
Shinsei Securities Co., Ltd.	Japan	100.0%

All significant inter-company transactions, related account balances and unrealized gains and losses have been eliminated in consolidation. As of March 31, 2008, the fiscal year ending dates are March 31 for 66 subsidiaries and December 31 for 38 subsidiaries. Those consolidated subsidiaries whose fiscal years end at dates other than March 31 are consolidated using their fiscal year-end financial statements with appropriate adjustments made for significant transactions during the period from the ending dates of their fiscal years to the date of the Group's consolidated financial statements, except that 5 subsidiaries whose fiscal years end at December 31 are consolidated using their March 31 financial statements.

Major affiliates accounted for by the equity method as of March 31, 2008 were as listed below:

Name	Location	Percentage ownership
Hillcot Holdings Limited	Bermuda	33.7%
Jih Sun Financial Holding Company Limited	Taiwan	32.9%

(B) GOODWILL AND OTHER INTANGIBLE ASSETS

The Bank recognized certain identifiable intangible assets in connection with the acquisition of APLUS Co., Ltd. ("APLUS"), Showa Leasing Co., Ltd. ("Showa Leasing"), and Shinki Co., Ltd. ("Shinki"), because they arose from contractual or other legal rights, or were separable. The identified intangible assets with amortization method and period are as listed below:

APLUS CO., LTD.

Identified intangible assets	Amortization method	Amortization period
Trade name and trademarks	Straight-line	10 years
Customer relationship	Sum-of-the-years digits	10 years
Merchant relationship	Sum-of-the-years digits	20 years

SHOWA LEASING CO., LTD.

Identified intangible assets	Amortization method	Amortization period
Trade name	Straight-line	10 years
Customer relationship	Sum-of-the-years digits	20 years
Maintenance component contracts	Straight-line	Subject to the remaining contract years
Sublease contracts	Straight-line	Subject to the remaining contract years

SHINKI CO., LTD.

Identified intangible assets	Amortization method	Amortization period
Trade name	Straight-line	10 years
Customer relationship	Sum-of-the-years digits	10 years

The excess of the purchase price over the fair value of the net assets acquired, including identified intangible assets, was recorded as goodwill and is amortized on a straight-line basis over 20 years. The amortization period is the maximum period allowed under Japanese GAAP and was determined based upon the Bank's business strategy. The unamortized balances of identified intangible assets and goodwill are subject to impairment testing.

When the purchase price is lower than the fair value of the net assets acquired, including identified intangible assets, the difference is recorded as negative goodwill and amortized on a straight-line basis over 20 years, which is the maximum period allowed under Japanese GAAP.

(C) IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS

The Bank conducts impairment testing for goodwill and other intangible assets semi-annually as a result of certain triggering events such as:

- An expectation of an operating loss or negative cash flow for two consecutive years
- Impairment of underlying investment securities is recognized
- A significant adverse change in the environment surrounding the business operations of the subsidiary, such as a change in law which significantly impacts the business in a negative way, the suspension of business due to sanction or adverse changes in the interest rate laws

As the first step of the impairment test, we estimate the undiscounted future cash flow value of the business as a grouping unit. If the value of the non-discounted future cash flows is less than the book value of the net assets, including goodwill and other intangible assets, of the business, it is determined that impairment exists and the next step of the impairment test

is performed to measure the amount of impairment loss, if any.

The next step of the impairment test compares the "value in use," which is calculated as the discounted value of future cash flows of the business, and the net asset book value which includes unamortized balances of goodwill and other intangible assets. Impairment loss for the total of goodwill and other intangible assets (A) is recognized as an amount by which the net asset book value exceeds the "value in use." The fair value of other intangible assets (and any other assets) will be determined in the same manner used to apply purchase accounting at the time of the initial acquisition, and the impairment loss of other intangible assets (B) is determined as the difference between the fair value and book value. Finally, the impairment loss of goodwill is calculated as the residual calculated as (A) less (B) above.

(D) TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS AND TRANSACTIONS

(i) The financial statements of consolidated foreign subsidiaries are translated into Japanese yen at exchange rates as of their respective balance sheet dates, except for equity, which is translated at historical exchange rates. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of equity in the accompanying consolidated balance sheets.

(ii) Foreign currency accounts held by consolidated foreign subsidiaries are translated into the currency of the subsidiary at the respective period-end exchange rates.

(iii) Foreign currency-denominated assets and liabilities and the accounts of overseas branches of the Bank and consolidated domestic subsidiaries are translated into Japanese yen at the exchange rates prevailing at the balance sheet date, except for investments in unconsolidated subsidiaries and affiliates which are translated at the relevant historical exchange rates.

(E) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and non-interest-bearing deposits.

(F) OTHER MONETARY CLAIMS PURCHASED

The components of other monetary claims purchased are principally loans held for trading purposes. Other monetary claims purchased held for trading purposes are recorded at fair value and unrealized gains and losses are recorded in other business income, net.

(G) VALUATION OF TRADING ACCOUNT ACTIVITIES

Trading account positions entered into to generate gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices, or from price differences among markets, are included in trading assets and trading liabilities on a trade date basis.

Trading securities and monetary claims purchased for trading purposes are stated at market value and derivative financial instruments related to trading positions are stated at fair value based on estimated amounts that would be settled in cash if such positions were terminated at the end of the fiscal year, which reflects liquidation and credit risks.

Trading revenue and trading expenses include interest received and paid during the fiscal year and unrealized gains and losses resulting from the change in the value of securities, monetary claims purchased, and derivatives between the balance sheet dates.

(H) MONETARY ASSETS HELD IN TRUST

The components of trust assets are accounted for based on the standard appropriate for each asset type. Instruments held in trust for trading purposes are recorded at fair value and unrealized gains and losses are recorded in other business income, net. Instruments held in trust classified as available-for-sale are recorded at fair value with the corresponding unrealized gains and losses recorded directly in a separate component of equity.

Instruments held in trust classified as available-for-sale for which fair value is not readily determinable are carried at cost.

(I) SECURITIES

Securities other than investments in unconsolidated subsidiaries and affiliates are classified into three categories, based principally on the Group's intent, as follows:

Trading securities are securities held in anticipation of gains arising from short-term changes in market value and/or held for resale to customers. Trading securities are carried at fair value with corresponding unrealized gains and losses recorded in income.

Securities being held to maturity are debt securities for which the Group has both the positive intent and ability to hold until maturity. Securities being held to maturity are carried at amortized cost determined by the moving average method.

Securities available-for-sale are securities other than trading securities and securities being held to maturity. Securities available-for-sale are carried at fair value with the corresponding unrealized gains and losses recorded directly in a separate component of equity. The cost of these securities upon sale is



determined by the moving average method. Securities available-for-sale for which fair value is not readily determinable are carried at moving average cost or amortized cost determined by the moving average method.

In addition, investments in unconsolidated subsidiaries that are not accounted for by the equity method are carried at cost determined by the moving average method.

Individual securities are written down when a decline in fair value below the cost of such securities is deemed to be other than temporary.

(J) PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation.

Depreciation of the Group's buildings and the Bank's computer equipment (including ATMs) other than personal computers is computed principally using the straight-line method, and depreciation of other equipment is computed principally using the declining-balance method. Principal estimated useful lives of buildings and equipment as of March 31, 2008 were as follows:

Buildings .... 3 years to 50 years
Equipment .... 2 years to 15 years

(K) SOFTWARE

Capitalized software for internal use is depreciated using the straight-line method based on the Group's estimated useful lives (mainly 5 or 8 years).

(L) IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. An impairment loss is recognized if the carrying amount of assets exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the assets. The impairment loss is measured as the amount by which the carrying amount of an asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition. For the fiscal year ended March 31, 2008, mainly due to the decision to close some of the Bank's BankSpots and ATM sites, an impairment loss was recognized as other loss for the group of assets to be disposed by their total carrying amounts of ¥919 million (U.S.$9,223 thousand), assuming their recoverable amount is zero. No significant impairment loss was recognized for the fiscal year ended March 31, 2007.

(M) DEFERRED CHARGES

Stock issuance costs of the Bank are charged to income as incurred.

Deferred issuance expenses for debentures and the Bank's corporate bonds issued after April 1, 2006 are amortized using the straight-line method over the term of the debentures and corporate bonds.

Deferred issuance expenses for debentures and the Bank's corporate bonds issued before March 31, 2006 are amortized using the straight-line method over the shorter of the terms of the debentures and corporate bonds or the maximum three-year period stipulated in the former Japanese Commercial Code and its regulations.

Consolidated subsidiaries' deferred issuance expenses for corporate bonds are amortized using the straight-line method over the terms of the corporate bonds.

Formation costs and stock issuance costs of consolidated subsidiaries are charged to income as incurred.

(N) RESERVE FOR CREDIT LOSSES

The reserve for loan losses of the Bank and the consolidated domestic trust and banking subsidiary has been established as described below based on the Bank's internal rules for establishing the reserve.

For claims to obligors who are legally bankrupt (due to bankruptcy, special liquidation, etc.) or virtually bankrupt, a specific reserve is provided based on the amount of claims, after the charge-off stated below, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to obligors who are possibly bankrupt, a specific reserve is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

The Bank applies the discounted cash flow method (the "DCF method") in calculating the loan loss reserve amounts for most of the claims against obligors categorized as possibly bankrupt or substandard under the self-assessment guidelines. Under the DCF method, the loan loss reserve is determined as the difference between (a) relevant estimated cash flows discounted by the original contractual interest rate and (b) the book value of the claim. In cases where it is difficult to reasonably estimate future cash flows, the Bank sets aside, as reserves, the product of the estimated loss ratios on the claims and either (A) the balance of the claims, in the case of claims against substandard obligors, or (B) the unsecured, unguaranteed portion of the claims, in the case of claims against possibly bankrupt obligors.

For other claims, the Bank provides a general reserve based on historical loan loss experience.

The historical loan loss ratio had previously been calculated by taking the greater result from the following two calculation methods: (1) the average of three consecutive calculation periods defined to be the previous one year as from each fiscal year-end, or (2) the average of three consecutive calculation periods defined to be the previous three years as from each fiscal year-end. However, the recent actual loan loss ratio has rapidly declined, resulting in a less reliable basis for loan loss calculation. Starting from the fiscal year ended March 31, 2007, the calculation methodology has been changed to taking the greater result of the following two methods: (A) the existing methodology mentioned above, or (B) the average of all calculation periods since 1998, the period for which records for loan losses have been maintained. As a result, the reserve for credit losses as of March 31, 2007 and the loss before income taxes and minority interests for the fiscal year ended March 31, 2007 were each ¥23,205 million higher than would have been the case using the previous calculation method.

For specific foreign claims, there is a reserve for loans to restructuring countries which has been provided based on losses estimated by considering the political and economic conditions in those countries.

All claims are assessed by business divisions and branches based on the predetermined internal rules for the self-assessment of asset quality. The Credit Assessment Division, which is independent from business divisions and branches, conducts verifications of these assessments, and additional reserves may be provided based on the verification results.

The reserve for other credit losses primarily consists of reserves on amounts, included in accounts receivable, that the Bank believes the DIC is obligated to reimburse to it in accordance with certain indemnification clauses in the Share Purchase Agreement but which the DIC has not yet accepted, as well as certain litigation claims and a reserve taken on the Bank's contribution to an industry-wide fund set up to purchase and collect loans.

The consolidated subsidiaries other than the domestic trust and banking subsidiary calculate the general reserve for "normal" and "caution, including substandard" categories based on the specific actual historical loss ratio, and the specific reserve for the "possibly bankrupt," "virtually bankrupt" and "legally bankrupt" categories based on estimated losses, considering the recoverable value.

For collateralized or guaranteed claims of the Bank and certain consolidated subsidiaries to obligors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been charged off and totaled ¥96,378 million (U.S.$966,395 thousand) and ¥39,758 million as of March 31, 2008 and 2007, respectively.

(O) ACCRUED BONUSES FOR EMPLOYEES AND DIRECTORS

Accrued bonuses for employees and directors are provided in the amount of the estimated bonuses which are attributable to each fiscal year.

(P) RESERVE FOR EMPLOYEES' RETIREMENT BENEFITS

The Bank, APLUS, Showa Leasing and Shinki each have a noncontributory defined benefit pension plan and certain of the consolidated domestic subsidiaries have unfunded severance indemnity plans, which cover substantially all of the Group's employees. The reserve for employees' retirement benefits is provided for the payment of employees' retirement benefits based on the estimated amounts of the actuarial retirement benefit obligation net of the estimated value of pension assets. Net actuarial gains and losses and prior service costs are amortized using the straight-line method over the average remaining service period mainly from the fiscal year of occurrence.

Effective April 1, 2000, the Bank adopted a new accounting standard for employees' retirement benefits and accounts for the liabilities for retirement benefits based on the projected benefit obligations net of plan assets at the balance sheet date. The transitional unrecognized net retirement benefit obligation for the Bank of ¥9,081 million is being amortized using the straight-line method over 15 years.

(Q) RESERVE FOR DIRECTORS' RETIREMENT BENEFITS

Prior to April 1, 2007, retirement benefits to directors were expensed when paid.

Effective April 1, 2007, retirement benefits to directors are provided at the amount that would be required if all directors retired at the balance sheet date in accordance with a Report of the Auditing and Assurance Practice Committee, "An Auditing Treatment for Retirement Benefits to Directors," which was published by the Japanese Institute of Certified Public Accountants on April 13, 2007 and is effective for fiscal years beginning on or after April 1, 2007. The effect of this change was to increase general and administrative expenses by ¥132 million ($1,329 thousand) and to decrease income before income taxes and minority interests by the same amount for the year ended March 31, 2008.

(R) RESERVE FOR LOSSES ON INTEREST REPAYMENTS

On October 13, 2006, the Japanese Institute of Certified Public Accountants (the "JICPA") issued "Audit Guidelines on Consumer Finance Companies' Provisions for Possible Losses on Reimbursements of Excess Interest Payments" (the "Audit Guidelines"). These guidelines stipulate that consumer and commercial finance companies must make certain provisions for possible losses on reimbursements of excess interest payments and loan losses related to consumer finance loans extended at interest rates in excess of the maximum interest rate prescribed in the Interest Rate Restriction Law. The amount of such reserve is calculated using the average period to maturity of the affected loans, an estimate of the percentage of such loan transactions that will be subject to a future reimbursement request based on past experience and an estimate of the average amount to be reimbursed based on past experience. The cumulative effect of the adoption of the Audit Guidelines, ¥909 million, was recorded in other gains (losses), net, for the fiscal year ended March 31, 2007.

(S) RESERVE FOR LOSSES ON DISPOSAL OF PREMISES AND EQUIPMENT

A reserve for losses on disposal of premises and equipments is established based on reasonable estimates mainly for the restoration cost associated with the planned relocation of the headquarters of the Bank and some of the consolidated subsidiaries and the planned closure of some of the BankSpots and ATM sites for retail banking.

(T) RESERVE UNDER SPECIAL LAW

The reserve under special law is provided for contingent liabilities from brokering of securities transactions in accordance with section 1 of Article 46-5 of the Financial Instruments and Exchange Law of Japan as of March 31, 2008 and with Article 51 of the former Securities and Exchange Law of Japan as of March 31, 2007.

(U) PRESENTATION OF EQUITY

On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented outside of shareholders' equity are now presented as components of equity. Such items include stock acquisition rights, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard was effective for fiscal years ended on or after May 1, 2006. Reclassification of prior years was not permitted.

(V) STOCK OPTIONS

On December 27, 2005, the ASBJ issued ASBJ Statement No. 8, "Accounting Standard for Stock Options" and related guidance. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006. This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions.

The Bank applied this accounting standard for stock options to those granted on and after May 1, 2006.

(W) LEASE TRANSACTIONS

Under Japanese accounting standards for leases, finance leases where the ownership of the property is deemed to transfer to the lessee are capitalized, while other finance leases can be accounted for as operating leases if certain "as if capitalized" information is disclosed in the notes to the consolidated financial statements. All leases entered into by the Bank and its consolidated domestic subsidiaries as lessee have been accounted for as operating leases.

Lease and rental income is recognized at the due date of each lease payment according to the lease contracts. Leased assets held by consolidated domestic subsidiaries as lessor are depreciated using the straight-line method over the leasing periods.

(X) INSTALLMENT SALES FINANCE AND CREDIT GUARANTEES

Fees from installment sales finance have principally been prorated over the respective number of installments, and the prorated amounts have been recognized as income either when they become due (the "sum-of-the-months digits method"), or by using the credit-balance method depending on the contract terms.

Fees from credit guarantees have been recognized either by the sum-of-the-months digits method, the straight-line method or the credit-balance method depending on the contract terms.

(Y) REVENUE RECOGNITION FOR INTEREST ON CONSUMER LENDING BUSINESS

In a consolidated subsidiary specialized in consumer lending business, accrued interest income at the balance sheet date is accrued at the lower of the amount determined using a rate permissible under the Interest Rate Restriction Law of Japan or the amount determined using rates on contracts with customers.

(Z) INCOME TAXES

Deferred income taxes relating to temporary differences between financial reporting and tax bases of assets and liabilities and tax loss carryforwards have been recognized. The asset and liability approach is used to recognize deferred income taxes.

The Bank files its corporate income tax return under the consolidated corporation tax system, which allows companies to base tax payments on the combined profits and losses of the Bank and its wholly-owned domestic subsidiaries.

A valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized.

(AA) DERIVATIVES AND HEDGE ACCOUNTING

Derivatives are stated at fair value. Derivative transactions that meet the hedge accounting criteria are primarily accounted for using a deferral method whereby unrealized gains and losses are deferred until the gains and losses on the hedged items are realized.

(i) Hedge of interest rate risks

Derivative transactions that meet the hedge accounting criteria for mitigating interest rate risks of the Bank's financial assets and liabilities are accounted for using the deferral method. Prior to April 1, 2003, the Bank principally applied a "macro hedge" approach for interest rate derivatives used to manage interest rate risks, and its ALM activities based on the transitional treatment prescribed in Industry Audit Committee Report No. 24 issued by the JICPA. Effective April 1, 2003, the Bank adopted portfolio hedging to determine the effectiveness of its hedging instruments in accordance with Report No. 24. Under portfolio hedging, a portfolio of hedged items with common maturities such as deposits or loans is designated and matched with a group of hedging instruments such as interest rate swaps, which offset the effect of fair value fluctuations of the hedged items by identified maturities. The effectiveness of the portfolio hedging is assessed by each group.

Deferred hedge losses and deferred hedge gains previously recorded on the consolidated balance sheets as a result of macro hedge accounting before implementation of portfolio hedging are being amortized as interest expense or income over the remaining lives of the hedging instruments. The unamortized balances of deferred hedge losses attributable to macro hedge accounting, before deduction of tax benefit, as of March 31, 2008 and 2007 were ¥11 million (U.S.$116 thousand) and ¥21 million, respectively.

The interest rate swaps of certain consolidated subsidiaries which qualify for hedge accounting and meet specific matching criteria are not remeasured at fair value, but the net payments or receipts under the swap agreements are recognized and included in interest expenses or income.

(ii) Hedge of foreign exchange fluctuation risks

Fund swap and certain currency swap transactions are accounted for using either deferral hedge accounting or fair value hedge accounting in accordance with Industry Audit Committee Report No. 25 of the JICPA.

Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange contracts bought or sold and forward foreign exchange contracts bought or sold. Such transactions are contracted for the purpose of lending or borrowing in a different currency and converting the corresponding principal equivalents and foreign currency equivalents to pay and receive, whose amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange contracts bought or sold.

Under deferral hedge accounting, hedged items are identified by grouping the foreign currency-denominated financial assets and liabilities by currencies and designating derivative transactions such as currency swap transactions and forward exchange contracts as hedging instruments. Hedge effectiveness is reviewed by comparing the total foreign currency position of the hedged items and hedging instruments by currency.

The Bank also applies deferral hedge accounting and fair value hedge accounting to translation gains or losses from foreign currency assets of net investments in foreign affiliates and securities available-for-sale (other than bonds denominated in foreign currencies) when such foreign currency exposures recorded as assets are hedged with offsetting foreign currency liabilities and the liabilities exceed the acquisition cost of such foreign currency assets.

(iii) Inter-company and intra-company derivative transactions
Gains and losses on inter-company and intra-company derivative hedging transactions between the trading book and the banking book are not eliminated since offsetting transactions with third parties are appropriately entered into in conformity with the non-arbitrary and strict hedging policy in accordance with Industry Audit Committee Reports No. 24 and No. 25. As a result, in the banking book, realized gains and losses on such inter-company and intra-company transactions are reported in current earnings and valuation gains and losses which meet the hedge accounting criteria are deferred. On the other hand, in the trading book, realized gains and losses and valuation gains and losses on such inter-company and intra-company transactions are substantially offset with covering contracts entered into with third parties.

(AB) PER SHARE INFORMATION

Basic net income (loss) per common share calculations represent net income (loss) available to common shareholders, divided by the weighted average number of outstanding shares of common stock during the respective fiscal year, retroactively adjusted for stock splits and reverse stock splits.

Diluted net income per common share calculations consider the dilutive effect of common stock equivalents, which include preferred shares and stock acquisition rights, assuming that all preferred shares were converted into common shares at the beginning of the fiscal year with an applicable adjustment for related dividends on preferred stock, and that stock acquisition rights were fully exercised at the time of issuance for those issued during the fiscal year and at the beginning of the fiscal year for those previously issued and outstanding at the beginning of the fiscal year.

Cash dividends per common share and per Class-A and Class-B preferred shares presented in the accompanying consolidated statements of operations are dividends applicable to the respective fiscal years, including dividends to be paid after the end of the fiscal year, which are retroactively adjusted for stock splits and reverse stock splits.

(AC) NEW ACCOUNTING PRONOUNCEMENTS

Lease Accounting—On March 30, 2007, the ASBJ issued ASBJ Statement No.13, "Accounting Standard for Lease Transactions," which revised the existing accounting standard for lease transactions issued on June 17, 1993. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008.

Lessee

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements. The revised accounting standard requires that all finance lease transactions shall be capitalized recognizing lease assets and lease obligations in the balance sheet.

Lessor

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessor's financial statements. The revised accounting standard requires that all finance leases that deem to transfer ownership of the leased property to the lessee shall be recognized as lease receivables, and all finance leases that do not deem to transfer ownership of the leased property to the lessee shall be recognized as investments in leases.

Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements—Under Japanese GAAP, a company currently can use the financial statements of its foreign subsidiaries which have been prepared in accordance with generally accepted accounting principles in their respective jurisdictions for its consolidation process unless they are clearly unreasonable. On May 17, 2006, the ASBJ issued ASBJ Practical Issues Task Force (PITF) No.18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements." The new standard prescribes: 1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements, 2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process, 3) however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with Japanese GAAP unless they are not material;

(1) Amortization of goodwill

(2) Actuarial gains and losses of defined benefit plans recognized outside profit or loss
(3) Capitalization of intangible assets arising from development phases
(4) Fair value measurement of investment properties, and the revaluation model for premises and equipment, and intangible assets
(5) Retrospective application when accounting policies are changed
(6) Accounting for net income attributable to a minority interest

The new task force is effective for fiscal years beginning on or after April 1, 2008.

(AD) RECLASSIFICATIONS

Certain reclassifications have been made to the consolidated financial statements for the fiscal year ended March 31, 2007 to conform to the presentation for the fiscal year ended March 31, 2008.

3. ACQUISITION



CONSOLIDATED

Shinki Co., Ltd.

On December 13, 2007, following a full subscription to the rights offering of new shares proposed by Shinki on November 27, 2007, the Bank received 76,822 thousand new Shinki shares at a subscription price of ¥7,682 million. As a result, the Bank holds 102,430 thousand common shares of Shinki, including 25,607 thousand shares previously owned, representing approximately 67.7% of Shinki's common stock. Following the new investment, Shinki, which had previously been an equity method investee, became a consolidated subsidiary of the Bank.

In connection with the acquisition, the Bank conducted a fair value review of Shinki's assets and liabilities, including intangible assets, for the purpose of preparing the consolidated balance sheet as of October 1, 2007 (deemed acquisition date). The excess of the fair value of the net assets acquired over the cumulative purchase price, including the original equity-method investment was accounted for as negative goodwill.

The following table summarizes the fair value of the assets acquired and liabilities assumed, including intangible assets and negative goodwill as of October 1, 2007:

	Millions of yen	Thousands of U.S. dollars
Cash and due from banks	¥ 23,097	$ 231,600
Securities	676	6,776
Loans	113,940	1,142,490
Other assets	6,411	64,290
Premises and equipment	4,515	45,270
Intangible assets (Including ¥7,107 million of intangible assets recognized through fair value review)	8,648	86,714
Deferred tax assets	4,432	44,438
Total assets acquired	161,719	1,621,578
Borrowed money	(70,576)	(707,671)
Commercial paper	(8,000)	(80,217)
Corporate bonds	(19,800)	(198,536)
Other liabilities	(6,244)	(62,616)
Reserve for losses on interest repayments	(38,224)	(383,278)
Deferred tax liabilities	(3,638)	(36,479)
Total liabilities assumed	(146,482)	(1,468,797)
Minority interest	(4,909)	(49,226)
Treasury stock	4	42
Net assets acquired (cumulative)	10,331	103,597
Cumulative purchase price (see below)	3,083	30,920
Negative goodwill	(7,248)	(72,677)

Cumulative purchase price calculated as follows:

	Millions of yen	Thousands of U.S. dollars
Subscription price of the shareholder rights	¥ 7,682	$ 77,030
Net book value of the investment in Shinki prior to the deemed acquisition date	(4,598)	(46,110)
Cumulative purchase price	3,083	30,920

3. ACQUISITION (CONTINUED)

CONSOLIDATED

Proceeds from acquisition of new subsidiaries:

	Millions of yen	Thousands of U.S. dollars
Subscription price of the shareholder rights	¥ 7,682	$ 77,030
Cash and cash equivalents of Shinki	12,191	122,248
Proceeds from acquisition of new subsidiaries	4,509	45,218

4. CASH AND CASH EQUIVALENTS

CONSOLIDATED

The reconciliation of cash and cash equivalents at the end of the fiscal year and cash and due from banks in the consolidated balance sheets as of March 31, 2008 and 2007 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Cash and due from banks	**¥ 505,630**	¥ 448,554	**$ 5,069,995**
Interest-bearing deposits included in due from banks	**(99,703)**	(177,061)	**(999,735)**
Cash and cash equivalents at end of year	**¥ 405,926**	¥ 271,493	**$ 4,070,260**

5. OTHER MONETARY CLAIMS PURCHASED

CONSOLIDATED

(a) Other monetary claims purchased as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Trading purposes	**¥ 280,630**	¥ 281,034	**$ 2,813,905**
Other	**188,249**	85,470	**1,887,593**
Total	**¥ 468,880**	¥ 366,505	**$ 4,701,498**

(b) The fair value and the unrealized loss of other monetary claims purchased for trading purposes as of March 31, 2008 and 2007 were as follows:

	Millions of yen				Thousands of U.S. dollars	
	2008		2007		**2008**	
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Trading purposes	**¥ 280,630**	**¥ 12,697**	¥ 281,034	¥ 7,717	**$ 2,813,905**	**$ 127,314**

6. TRADING ASSETS

CONSOLIDATED

Trading assets as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Trading securities	**¥ 13,941**	¥ 12,427	**$ 139,795**
Derivatives for trading securities	**18,042**	8,973	**180,909**
Securities held to hedge trading transactions	**65,927**	186,150	**661,064**
Derivatives for securities held to hedge trading transactions	**16,633**	3,555	**166,783**
Trading-related financial derivatives	**192,055**	91,624	**1,925,750**
Other trading assets	**8,687**	657	**87,108**
Total	**¥ 315,287**	¥ 303,389	**$ 3,161,409**

7. MONETARY ASSETS HELD IN TRUST

CONSOLIDATED

(a) Monetary assets held in trust as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Trading purposes	**¥ 248,752**	¥ 339,097	**$ 2,494,265**
Other	**122,819**	163,235	**1,231,520**
Total	**¥ 371,572**	¥ 502,332	**$ 3,725,785**

(b) The fair value and the unrealized loss of monetary assets held in trust for trading purposes as of March 31, 2008 and 2007 were as follows:

	Millions of yen				Thousands of U.S. dollars	
	2008		2007		**2008**	
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Trading purposes	**¥ 248,752**	**¥ 5,603**	¥ 339,097	¥ 5,629	**$ 2,494,265**	**$ 56,191**

(c) The acquisition cost, which is the same as the book value, of monetary assets held in trust for other than trading purposes as of March 31, 2008 and 2007 was ¥122,819 million (U.S.$1,231,520 thousand) and ¥163,235 million, respectively.

8. SECURITIES

CONSOLIDATED

(a) Securities as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Trading securities	**¥ 63,122**	¥ 116,593	**$ 632,939**
Securities being held to maturity	**390,495**	407,000	**3,915,526**
Securities available-for-sale:			
Marketable securities, at fair value	**1,055,601**	1,016,315	**10,584,595**
Book value of securities whose fair value is not readily determinable	**421,530**	251,180	**4,226,715**
Investments in unconsolidated subsidiaries, at cost and affiliates using the equity method	**49,541**	63,593	**496,759**
Total	**¥ 1,980,292**	¥ 1,854,682	**$ 19,856,534**

The above balances do not include securities held in relation to securities borrowing transactions with or without cash collateral, securities purchased under resale agreements or securities accepted as collateral based on derivative transactions, where the Group has the right to sell or pledge such securities without restrictions. The balances of those securities as of March 31, 2008 and 2007 were ¥84,384 million (U.S.$846,128 thousand) and ¥60,379 million, respectively. In addition, ¥3,058 million ($30,662 thousand) and ¥4,604 million of those securities were further pledged as of March 31, 2008 and 2007, respectively.

The amount of guarantee obligations for privately-placed bonds (Item 3 of Article 2 of the Financial Instruments and Exchange Law as of March 31, 2008, Item 3 of Article 2 of the former Securities and Exchange Law as of March 31, 2007), out of bonds included in securities as of March 31, 2008 and 2007 were ¥78,691 million (U.S.$789,050 thousand) and ¥90,671 million, respectively.

(b) The amortized cost and the fair value of marketable securities (other than trading securities) as of March 31, 2008 and 2007 were as follows:

	Millions of yen							
	2008				2007			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Securities being held to maturity:								
Japanese national government bonds	¥ 304,333	¥ 1,901	¥ 66	¥ 306,168	¥ 364,526	¥ 159	¥ 1,347	¥ 363,337
Japanese corporate bonds	75,138	1,381	—	76,519	42,474	8	42	42,440
Other	11,023	1,347	—	12,371	—	—	—	—
Total	¥ 390,495	¥ 4,630	¥ 66	¥ 395,059	¥ 407,000	¥ 168	¥ 1,390	¥ 405,777
Securities available-for-sale:								
Equity securities	¥ 22,300	¥ 1,068	¥ 4,226	¥ 19,142	¥ 21,395	¥ 2,372	¥ 1,366	¥ 22,402
Japanese national government bonds	344,819	378	4,148	341,048	389,570	23	3,709	385,833
Japanese local government bonds	2,205	58	—	2,264	53,262	8	19	53,251
Japanese corporate bonds	201,297	647	337	201,608	134,838	381	53	135,166
Other, mainly foreign debt securities	520,220	8,479	37,162	491,537	409,045	11,372	806	419,611
Total	¥ 1,090,844	¥ 10,631	¥ 45,874	¥ 1,055,601	¥ 1,008,112	¥ 14,159	¥ 5,956	¥ 1,016,315

	Thousands of U.S. dollars			
	2008			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Securities being held to maturity:				
Japanese national government bonds	$ 3,051,571	$ 19,069	$ 665	$ 3,069,975
Japanese corporate bonds	753,417	13,852	—	767,269
Foreign debt securities	110,538	13,512	—	124,050
Total	$ 3,915,526	$ 46,433	$ 665	$ 3,961,294
Securities available-for-sale:				
Equity securities	$ 223,612	$ 10,712	$ 42,377	$ 191,947
Japanese national government bonds	3,457,526	3,791	41,596	3,419,721
Japanese local government bonds	22,114	589	—	22,703
Japanese corporate bonds	2,018,430	6,492	3,382	2,021,540
Other, mainly foreign debt securities	5,216,292	85,020	372,628	4,928,684
Total	$10,937,974	$ 106,604	$ 459,983	$10,584,595

Individual securities are written down when a decline in fair value below the cost of such securities is deemed to be other than temporary. The amount written down is accounted for as an impairment loss. Impairment losses on marketable securities available-for-sale for the fiscal years ended March 31, 2008 and 2007 were ¥5,454 million (U.S.$54,697 thousand) and ¥517 million, respectively.

(c) Securities available-for-sale sold during the fiscal years ended March 31, 2008 and 2007 were as follows:

	Millions of yen					
	2008			2007		
	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Securities available-for-sale sold	¥ 536,145	¥ 6,025	¥ 1,235	¥ 207,162	¥ 9,056	¥ 2,470

	Thousands of U.S. dollars		
	2008		
	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Securities available-for-sale sold	$ 5,375,973	$ 60,415	$ 12,385

(d) The book value (amortized cost) of securities available-for-sale whose fair value was not readily determinable as of March 31, 2008 and 2007 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Equity securities	¥ 14,989	¥ 7,969	$ 150,297
Japanese local government bonds	4	4	40
Japanese corporate bonds	283,743	156,939	2,845,114
Foreign securities	61,436	69,489	616,031
Other	61,357	16,777	615,233
Total	¥ 421,530	¥ 251,180	$ 4,226,715

(e) Redemption schedules for securities being held to maturity and available-for-sale as of March 31, 2008 and 2007 were as follows:

	Millions of yen							
	2008				2007			
	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Bonds:								
Japanese national government bonds	¥ 298,680	¥ 300,618	¥ —	¥ 46,083	¥ 319,016	¥ 384,422	¥ —	¥ 46,970
Japanese local government bonds	4	1,738	525	—	51,554	507	1,193	—
Japanese corporate bonds	164,110	369,027	27,351	—	139,770	169,110	25,699	—
Subtotal	462,795	671,384	27,876	46,083	510,341	554,039	26,892	46,970
Other	26,086	203,360	165,234	162,753	4,342	128,751	164,895	161,583
Total	¥ 488,882	¥ 874,744	¥ 193,111	¥ 208,836	¥ 514,684	¥ 682,791	¥ 191,787	¥ 208,554

	Thousands of U.S. dollars			
	2008			
	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Bonds:				
Japanese national government bonds	$ 2,994,891	$ 3,014,321	$ —	$ 462,080
Japanese local government bonds	45	17,433	5,265	—
Japanese corporate bonds	1,645,552	3,700,266	274,253	—
Subtotal	4,640,488	6,732,020	279,518	462,080
Other	261,574	2,039,107	1,656,822	1,631,936
Total	$ 4,902,062	$ 8,771,127	$ 1,936,340	$ 2,094,016

9. LOANS AND BILLS DISCOUNTED

CONSOLIDATED

Loans and bills discounted as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Loans on deeds	¥ 4,717,711	¥ 4,423,269	$ 47,304,840
Loans on bills	91,849	83,241	920,987
Bills discounted	2,036	2,423	20,421
Overdrafts	810,668	637,372	8,128,628
Total	¥ 5,622,266	¥ 5,146,306	$ 56,374,876

(a) Loans and bills discounted included loans to bankrupt obligors totaling ¥2,173 million (U.S.$21,798 thousand) and ¥1,748 million as of March 31, 2008 and 2007, respectively, as well as non-accrual delinquent loans totaling ¥42,528 million (U.S.$426,436 thousand) and ¥21,849 million as of March 31, 2008 and 2007, respectively.

Non-accrual delinquent loans include loans classified as "possibly bankrupt" and "virtually bankrupt" under the Bank's self-assessment guidelines.

In addition to non-accrual delinquent loans as defined, cer-

tain other loans classified as "substandard" under the Bank's self-assessment guidelines include loans past due for three months or more.

Loans past due for three months or more consist of loans for which the principal and/or interest is three months or more past due but exclude loans to bankrupt obligors and non-accrual delinquent loans. The balances of loans past due for three months or more as of March 31, 2008 and 2007 were ¥4,792 million (U.S.$48,051 thousand) and ¥4,792 million, respectively.

Restructured loans are loans where the Group relaxes lending conditions, such as by reducing the original interest rate, or by forbearing interest payments or principal repayments to support the borrower's reorganization, but exclude loans to bankrupt obligors, non-accrual delinquent loans or loans past due for three months or more. The outstanding balances of restructured loans as of March 31, 2008 and 2007 were ¥54,980 million (U.S.$551,289 thousand) and ¥36,422 million, respectively.

(b) The total outstanding amounts deducted from the loan account for loan participations as of March 31, 2008 and 2007 were ¥61,144 million (U.S.$613,098 thousand) and ¥83,124 million, respectively. This "off-balance sheet" treatment was in accordance with guidelines issued by the JICPA. The total amounts of such loans in which the Bank participated were ¥157,021 million (U.S.$1,574,471 thousand) and ¥93,818 million as of March 31, 2008 and March 31, 2007, respectively.

(c) The amount of loans sold through senior certificates under a collateralized loan obligation ("CLO") securitization totaled ¥129,695 million as of March 31, 2007, with the subordinated certificates retained by the Bank totaling ¥43,862 million as of March 31, 2007, recorded as loans.

A reserve for credit losses was established based on the aggregate amount of the senior and subordinated certificate portions described above, taking into consideration all credit risks to be absorbed by the subordinated certificates.

(d) Bills discounted, such as bank acceptances bought, commercial bills discounted, documentary bills and foreign exchange contracts bought, are accounted for as financing transactions in accordance with Industry Audit Committee Report No. 24 issued by the JICPA, although the Group has the right to sell or pledge them without restrictions. The face values of such bills discounted held as of March 31, 2008 and 2007 were ¥2,199 million (U.S.$22,055 thousand) and ¥179 million, respectively.

10. OTHER ASSETS

CONSOLIDATED

Other assets as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Accrued income	**¥ 42,335**	¥ 40,705	**$ 424,498**
Prepaid expenses	**6,825**	6,102	**68,436**
Fair value of derivatives	**389,006**	124,760	**3,900,600**
Financial stabilization fund contribution	**70,239**	70,239	**704,292**
Accounts receivable	**56,764**	74,357	**569,186**
Installment receivables	**421,817**	440,864	**4,229,592**
Security deposits	**17,623**	15,320	**176,717**
Suspense payments	**40,582**	46,643	**406,920**
Other	**54,957**	51,379	**551,063**
Total	**¥ 1,100,151**	¥ 870,375	**$ 11,031,304**

Installment receivables in other assets as of March 31, 2008 and 2007 included credits to bankrupt obligors totaling ¥2,635 million (U.S.$26,426 thousand) and ¥279 million, non-accrual delinquent credits totaling ¥4,908 million (U.S.$49,215 thousand) and ¥3,192 million, credits past due for three months or more of ¥1,340 million (U.S.$13,437 thousand) and ¥1,733 million, and restructured credits of ¥6,782 million (U.S.$68,009 thousand) and ¥10,271 million, respectively.

11. PREMISES AND EQUIPMENT

CONSOLIDATED

Premises and equipment as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Buildings	¥ 28,299	¥ 50,409	$ 283,762
Land	10,689	41,756	107,185
Tangible leased assets	548,364	503,965	5,498,491
Other	21,819	17,425	218,788
Subtotal	609,173	613,556	6,108,226
Accumulated depreciation	(303,401)	(231,096)	(3,042,231)
Net book value	¥ 305,771	¥ 382,460	$ 3,065,995

12. INTANGIBLE ASSETS



CONSOLIDATED

Intangible assets as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Software	¥ 27,499	¥ 24,221	$ 275,741
Goodwill, net			
Goodwill	149,314	158,837	1,497,189
Negative goodwill	(7,075)	(770)	(70,945)
Intangible assets acquired through acquisitions	23,676	19,826	237,407
Intangible leased assets	39,668	41,912	397,764
Other	89	127	898
Total	¥ 233,174	¥ 244,155	$ 2,338,054

13. RESERVE FOR CREDIT LOSSES

CONSOLIDATED

Reserve for credit losses as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Reserve for loan losses:			
General reserve	¥ 96,650	¥ 101,268	$ 969,121
Specific reserve	23,236	13,565	232,994
Reserve for loans to restructuring countries	15	9	154
Subtotal	119,902	114,843	1,202,269
Specific reserve for other credit losses	26,064	32,432	261,351
Total	¥ 145,966	¥ 147,275	$ 1,463,620

14. DEPOSITS, INCLUDING NEGOTIABLE CERTIFICATES OF DEPOSIT

CONSOLIDATED

Deposits, including negotiable certificates of deposit, as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Current	¥ 23,814	¥ 25,508	$ 238,788
Ordinary	1,377,135	1,534,788	13,808,637
Notice	20,376	37,660	204,313
Time	3,523,765	2,931,633	35,333,054
Negotiable certificates of deposit	577,189	480,199	5,787,523
Other	284,353	411,139	2,851,232
Total	¥ 5,806,634	¥ 5,420,930	$ 58,223,547

15. DEBENTURES

CONSOLIDATED

Debentures as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Coupon debentures	**¥ 662,434**	¥ 703,298	**$ 6,642,279**

Annual maturities of debentures as of March 31, 2008 were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥ 147,695	$ 1,480,956
2010	122,656	1,229,881
2011	175,098	1,755,722
2012	111,713	1,120,162
2013 and thereafter	105,270	1,055,558
Total	¥ 662,434	$ 6,642,279

16. TRADING LIABILITIES

CONSOLIDATED

Trading liabilities as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Derivatives for trading securities	**¥ 19,468**	¥ 16,224	**$ 195,210**
Derivatives for securities held to hedge trading transactions	**4,625**	884	**46,380**
Trading-related financial derivatives	**180,890**	82,004	**1,813,803**
Other	**27**	142	**274**
Total	**¥ 205,011**	¥ 99,255	**$ 2,055,667**

17. BORROWED MONEY

CONSOLIDATED

Borrowed money as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Subordinated debt	**¥ 108,000**	¥ 108,000	**$ 1,082,924**
Borrowings from other financial institutions	**1,019,227**	1,014,688	**10,219,873**
Total	**¥ 1,127,227**	¥ 1,122,688	**$ 11,302,797**

The weighted average interest rate applicable to the balance of total borrowed money as of March 31, 2008 was 1.50%.

Annual maturities of borrowed money as of March 31, 2008 were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥ 472,768	$ 4,740,479
2010	183,218	1,837,143
2011	181,404	1,818,953
2012	50,348	504,845
2013 and thereafter	239,489	2,401,377
Total	¥ 1,127,227	$ 11,302,797

18. FOREIGN EXCHANGES

CONSOLIDATED

The assets and liabilities related to foreign currency trade financing activities of the Bank as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Foreign exchange assets:			
Foreign bills bought	**¥ 162**	¥ 169	**$ 1,635**
Foreign bills receivable	**2,155**	619	**21,613**
Due from foreign banks	**15,534**	14,259	**155,763**
Total	**¥ 17,852**	¥ 15,047	**$ 179,011**
Foreign exchange liabilities:			
Foreign bills payable	**¥ 36**	¥ 116	**$ 371**
Due to foreign banks	**2**	2	**24**
Total	**¥ 39**	¥ 118	**$ 395**

19. CORPORATE BONDS



CONSOLIDATED

Corporate bonds as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Corporate bonds	**¥ 85,043**	¥ 43,319	**$ 852,732**
Subordinated bonds	**341,243**	357,166	**3,421,676**
Total	**¥ 426,286**	¥ 400,485	**$ 4,274,408**

In February 2006, the Bank issued €1.0 billion of step-up callable subordinated notes. The issue price was 99.486% of the principal amount. The notes bear interests at the fixed rate per annum of 3.75% through February 23, 2011, and at the floating rate per annum equal to three-month EURIBOR plus 1.95% thereafter. The notes are redeemable at the Bank's option in whole but not in part on any interest payment date on or after February 23, 2011, subject to the prior approval of the Financial Services Agency of Japan.

In December 2006, the Bank issued £400 million of step-up callable perpetual subordinated notes. The issue price was 99.669% of the principal amount. The notes bear interests at the fixed rate per annum of 5.625% through December 6, 2013, and at the floating rate per annum equal to the London inter-bank offered rate for six-month deposits in British pounds plus 2.12% thereafter. The notes are redeemable at the Bank's option in whole but not in part on any interest payment date on or after December 6, 2013, subject to the prior approval of the Financial Services Agency of Japan.

Annual maturities of corporate bonds as of March 31, 2008 were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥ 21,361	$ 214,192
2010	14,989	150,302
2011	33,054	331,441
2012	1,304	13,083
2013 and thereafter	355,576	3,565,390
Total	¥ 426,286	$ 4,274,408

20. OTHER LIABILITIES

CONSOLIDATED

Other liabilities as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Accrued expenses	**¥ 33,430**	¥ 47,699	**$ 335,210**
Unearned income	**2,047**	1,894	**20,529**
Income taxes payable	**5,554**	1,796	**55,700**
Fair value of derivatives	**353,722**	91,717	**3,546,799**
Matured debentures, including interest	**28,482**	32,795	**285,592**
Trust account	**4,588**	15,182	**46,014**
Accounts payable	**56,820**	81,537	**569,746**
Deferred gains on installment receivables	**37,729**	43,486	**378,317**
Deposits payable	**125,120**	113,157	**1,254,588**
Other	**61,253**	69,089	**614,192**
Total	**¥ 708,749**	¥ 498,358	**$ 7,106,687**

21. RESERVE FOR EMPLOYEES' RETIREMENT BENEFITS

CONSOLIDATED

The following table presents the funded status of the plans as of March 31, 2008 and 2007:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Projected benefit obligation	**¥ (69,056)**	¥ (68,303)	**$ (692,439)**
Fair value of plan assets	**61,589**	69,467	**617,558**
Funded status (projected benefit obligation in excess of plan assets)	**(7,467)**	1,164	**(74,881)**
Unrecognized prior service cost	**(3,823)**	(4,295)	**(38,336)**
Unrecognized net actuarial losses	**10,070**	2,418	**100,973**
Unrecognized obligation at transition	**4,237**	4,852	**42,494**
Net amount accrued on the balance sheets	**3,016**	4,140	**30,250**
Prepaid pension cost	**7,677**	7,661	**76,981**
Reserve for retirement benefits	**¥ (4,660)**	¥ (3,521)	**$ (46,731)**

The following table provides the components of net periodic retirement benefit cost for the fiscal years ended March 31, 2008 and 2007:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Service cost	**¥ 3,694**	¥ 3,295	**$ 37,040**
Interest cost	**1,443**	1,471	**14,471**
Expected return on plan assets	**(1,586)**	(1,597)	**(15,910)**
Amortization of prior service cost	**(419)**	(438)	**(4,202)**
Amortization of net actuarial losses	**1,268**	594	**12,722**
Amortization of unrecognized obligation at transition	**607**	610	**6,091**
Other (mainly consists of extraordinary severance benefit)	**1,235**	6,057	**12,392**
Net periodic retirement benefit cost	**¥ 6,243**	¥ 9,994	**$ 62,604**

Assumptions used in calculation of the above information were as follows:

	Millions of yen	
	2008	2007
Discount rate	**1.50-2.20%**	1.50-2.20%
Expected rate of return on plan assets	**0.75-3.50%**	1.50-3.50%
Method of attributing the projected benefits to periods of service	**Straight-line basis**	Straight-line basis
Period of amortization of prior service cost	**5.00-14.74 years**	5.00-14.74 years
Period of amortization of net actuarial losses	**5.00-14.74 years**	5.00-14.74 years
Period of amortization of unrecognized obligation at transition	**15 years**	15 years

21. RESERVE FOR EMPLOYEES' RETIREMENT BENEFITS (CONTINUED)

CONSOLIDATED

The table includes benefit obligations of consolidated subsidiaries that calculate their obligations based on the full amount due to eligible employees as of the fiscal year-end.

22. ACCEPTANCES AND GUARANTEES

CONSOLIDATED

Acceptances and guarantees as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Guarantees	**¥701,717**	¥754,420	**$7,036,170**

23. ASSETS PLEDGED AS COLLATERAL

CONSOLIDATED

Assets pledged as collateral and debts collateralized as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Assets:			
Cash and due from banks	**¥ 643**	¥ 70	**$ 6,448**
Other monetary claims purchased	**47,380**	—	**475,083**
Securities	**530,791**	240,740	**5,322,282**
Loans and bills discounted	**19,192**	2,576	**192,442**
Building	**855**	—	**8,578**
Land	**1,365**	—	**13,694**
Debts:			
Deposits, including negotiable certificates of deposit	**¥ 1,058**	¥ 568	**$ 10,613**
Call money	**180,000**	—	**1,804,873**
Collateral related to securities lending transactions	**148,421**	8,333	**1,488,232**
Borrowed money	**80,294**	20,218	**805,122**
Acceptances and guarantees	**908**	902	**9,110**

A total of ¥33,429 million (U.S.$335,202 thousand) and ¥30,862 million of unearned lease claims were pledged as collateral for the abovementioned borrowed money as of March 31, 2008 and 2007, respectively.

In addition, ¥162,420 million (U.S.$1,628,602 thousand) of securities as of March 31, 2008, and ¥141,344 million of securities as of March 31, 2007 were pledged as collateral for transactions, including exchange settlements, swap transactions and replacement of margin for future trading.

Also, ¥91 million (U.S.$917 thousand) and ¥13,432 million of margin deposits for futures transactions outstanding were included in other assets as of March 31, 2008 and 2007, respectively. In addition, ¥5,603 million (U.S.$56,191 thousand) of cash collateral pledged for derivative transactions are included in other assets.

24. PREFERRED SECURITIES ISSUED BY SUBSIDIARIES OUTSIDE JAPAN

CONSOLIDATED

In February 2006, Shinsei Finance (Cayman) Limited, the Bank's wholly-owned subsidiary, issued U.S.$775 million of step-up non-cumulative perpetual preferred securities. Dividends on the securities are payable on a non-cumulative basis annually in arrears at a rate of 6.418% until July 2016. After July 2016, dividends on the securities will be calculated at a floating rate of LIBOR plus 2.22%. On July 20, 2016 or any dividend payment date thereafter, Shinsei Finance (Cayman) Limited may redeem the securities at a price equal to the liquidation preference together with any dividends otherwise payable.

In March 2006, Shinsei Finance II (Cayman) Limited, the Bank's wholly-owned subsidiary, issued U.S.$700 million of non-cumulative perpetual preferred securities. Dividends on the securities are payable on a non-cumulative basis annually in arrears at a rate of 7.160% until July 2016. After July 2016, dividends on the securities will be calculated at a floating rate of LIBOR plus 1.87%. On July 25, 2016 and on each dividend payment date falling at ten year intervals thereafter, Shinsei Finance II (Cayman) Limited may redeem the securities at a price equal to the liquidation preference together with any dividends otherwise payable.

These preferred securities are accounted for as minority interests in the consolidated financial statements of the Bank.

25. EQUITY

CONSOLIDATED

The authorized number of shares of capital stock (common stock and preferred stock) as of March 31, 2008 was as follows:

(a) 2,500,000 thousand common shares.

(b) 674,528 thousand preferred shares, non-voting and ranking prior to common shares with respect to payment of dividends and distribution on liquidation or winding-up of the Bank. The dividend rate and redemption and conversion rights, if any, are to be determined by the Board of Directors of the Bank prior to issuance.

The following table shows changes in the number of shares of common stock, preferred stock and treasury stock.

	Thousands					
	Issued number of shares			Treasury stock		
	Common stock	Preferred Stock Class-A	Preferred Stock Class-B	Common stock	Preferred Stock Class-A	Preferred Stock Class-B
Fiscal year ended March 31, 2007:						
Beginning of year	1,358,537	74,528	600,000	17	—	—
Increase	200,033	—	—	181,624	—	300,000
Decrease	(85,000)	—	(300,000)	(85,216)	—	(300,000)
End of year	1,473,570	74,528	300,000	96,425	—	—
Fiscal year ended March 31, 2008:						
Beginning of year	1,473,570	74,528	300,000	96,425	—	—
Increase	586,775	—	—	10	74,528	300,000
Decrease	—	(74,528)	(300,000)	—	(74,528)	(300,000)
End of year	2,060,346	—	—	96,436	—	—

On July 31, 2006, the Deposit Insurance Corporation of Japan (the "DIC") accepted the Bank's proposal for the Resolution and Collection Corporation (the "RCC") to dispose of its holdings of the Bank's common shares through a market transaction, following the conversion of 300,000 thousand out of the 600,000 thousand Class-B preferred shares issued by the Bank into 200,033 thousand of the Bank's common shares. The conversion price of the preferred shares was ¥599.90. In order to respond to a subsequent sale by the RCC, the Bank's Board of Directors approved the purchase of up to 201,000 thousand common shares for a maximum amount of ¥154 billion as treasury stock. Effective August 1, 2006, the conversion price of the remaining 300,000 thousand Class-B preferred shares was revised from ¥599.90 to ¥735.

On August 16, 2006, the Bank proposed and obtained approval from the DIC for the RCC's sale of the Bank's common shares through a market transaction. In order to purchase the common shares in response to such a sale by the RCC, the Bank determined to place a purchase order at the closing price of ¥753 on the Tokyo Stock Exchange as of August 16, 2006 through ToSTNeT-2, the system of the Tokyo Stock Exchange for transactions at closing price, to be effected at 8:45 a.m. on August 17, 2006.

On August 17, 2006, following the RCC's sale of its holdings of the Bank's common shares (200,033 thousand shares) through ToSTNeT-2, the Bank placed a purchase order for the

200,033 thousand shares through ToSTNeT-2. Due to additional orders by others, the Bank's order resulted in the purchase of 175,466 thousand shares for the aggregate amount of ¥132,125 million.

The Bank purchased an additional 338 shares, the shares representing any fraction of the one unit of shares (tangen-kabu), following the request by the RCC pursuant to Article 192 of the Corporate Law.

On November 16, 2006, the Bank canceled 85,000 thousand common shares.

On August 1, 2007, pursuant to the provisions of Shinsei Bank's Articles of Incorporation concerning the mandatory acquisition of 300,000 thousand Class-B preferred shares issued by the Bank, owned entirely by the RCC, the Bank acquired all relevant preferred shares and issued 200,000 thousand of the Bank's common shares in exchange for these preferred shares. The Bank subsequently cancelled all the relevant preferred shares immediately after it obtained these shares, pursuant to Article 178 of the Law of Japan (the "Corporate Law").

On February 4, 2008, the Bank issued 117,647 thousand new common shares by third-party allotment to a group of investors which included affiliates of J. C. Flowers & Co. LLC at ¥425 per common share. The Bank raised its capital by ¥50,000 million through this allotment.

On March 31, 2008, pursuant to a request by the DIC, the Bank acquired all 74,528 thousand Class-A preferred shares and issued 269,128 thousand of the Bank's common shares in exchange for these preferred shares. The conversion price of the preferred shares was ¥360. The Bank subsequently cancelled all the relevant preferred shares immediately after it obtained these shares, pursuant to Article 178 of the Corporate Law.

Since May 1, 2006, Japanese banks have been subject to the Corporate Law, which reformed and replaced the Commercial Code of Japan and the Banking Law. The significant provisions in the Corporate Law and the Banking Law that affect financial and accounting matters are summarized below:

(a) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting, if companies meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term or service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation. The Board of Directors of such company may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. The Board of Directors of companies with board committees (nomination committee, compensation committee and audit committee) can also do so because such companies with board committees already, by nature, meet the above criteria under the Corporate Law, even though such companies have an audit committee instead of the Board of Corporate Auditors. The Bank is organized as a company with board committees.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain-limitation and additional requirements.

Semi-annual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law and the Banking Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock.

(b) Increases/decreases and transfer of common stock, reserve and surplus

The Banking Law requires that an amount equal to 20% of dividends must be appropriate as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 100% of the stated capital.

The Corporate Law also provides that stated capital, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by a specific formula. Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity. The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

The Bank issues stock acquisition rights as a stock option plan to directors, statutory executive officers and employees of the Bank and its subsidiaries as well as its senior advisors.

Stock acquisition rights provide eligible individuals (the "holders") with the right to purchase common stock of the Bank without any consideration at an exchange rate of one thousand common shares to one stock acquisition right. The amount of money to be paid upon exercising stock acquisition rights is the amount calculated by multiplying the payment amount per share (the "exercise price") and the number of common shares that can be purchased through the exercise of one stock acquisition right. Conditions are stipulated in the "Agreement on the Grant of Stock Acquisition Rights" entered into between the Bank and the holders to whom stock acquisition rights were allotted based on the resolution of the annual general meeting of shareholders and the meetings of the Board of Directors which resolves the issuance of stock acquisition rights subsequent to the shareholders' meeting.

On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Options" and related guidance, which requires companies to recognize compensation expense for stock acquisition rights based on the fair value at the date of grant and over the vesting periods for stock acquisition rights newly granted on and after May 1, 2006.

Stock-based compensation expenses were ¥740 million (U.S.$7,424 thousand) and ¥517 million for the fiscal years ended March 31, 2008 and 2007.

(a) Details of stock options

Details of stock options as of March 31, 2008 and 2007 are as follows:

	Date of issuance	Total number of stock options (shares) March 31, 2007	Total number of stock options (shares) March 31, 2008	Total number of holders March 31, 2007	Total number of holders March 31, 2008	Exercise period	Exercise price
1st	July 1, 2004	9,455,000	9,455,000	2,196	2,196	July 1, 2006-June 23, 2014	¥684
2nd	October 1, 2004	161,000	161,000	3	3	July 1, 2006-June 23, 2014	¥646
3rd	December 10, 2004	25,000	25,000	1	1	July 1, 2006-June 23, 2014	¥697
4th	June 1, 2005	250,000	250,000	1	1	July 1, 2006-June 23, 2014	¥551
5th	June 27, 2005	4,922,000	4,922,000	462	462	July 1, 2007-June 23, 2015	¥601
6th	June 27, 2005	2,856,000	2,856,000	40	40	July 1, 2007-June 23, 2015	¥601
7th	June 27, 2005	1,287,000	1,287,000	135	135	July 1, 2008-June 23, 2015	¥601
8th	June 27, 2005	561,000	561,000	35	35	July 1, 2008-June 23, 2015	¥601
9th	September 28, 2005	157,000	157,000	2	2	July 1, 2007-June 23, 2015	¥697
10th	September 28, 2005	53,000	53,000	2	2	July 1, 2008-June 23, 2015	¥697
11th	March 1, 2006	50,000	50,000	2	2	July 1, 2007-June 23, 2015	¥774
12th	March 1, 2006	17,000	17,000	2	2	July 1, 2008-June 23, 2015	¥774
13th	May 25, 2006	5,342,000	5,342,000	588	588	June 1, 2008-June 23, 2015	¥825
14th	May 25, 2006	3,027,000	3,027,000	31	31	June 1, 2008-June 23, 2015	¥825
15th	May 25, 2006	1,439,000	1,439,000	171	171	June 1, 2009-June 23, 2015	¥825
16th	May 25, 2006	331,000	331,000	19	19	June 1, 2009-June 23, 2015	¥825
17th	May 25, 2007	—	3,306,000	—	135	June 1, 2009-May 8, 2017	¥555
18th	May 25, 2007	—	1,480,000	—	26	June 1, 2009-May 8, 2017	¥555
19th	July 2, 2007	—	140,000	—	32	July 1, 2009-June 19, 2017	¥527

(b) Number of stock options and movement therein

Numbers of stock options and per share price information are as follows:

	1st	2nd	3rd	4th
Fiscal year ended March 31, 2007				
Non-vested (share)				
Outstanding at the beginning of the year	7,243,000	161,000	25,000	250,000
Granted during the year	—	—	—	—
Forfeited during the year	625,000	—	—	—
Vested during the year	3,738,000	82,000	13,000	125,000
Outstanding at the end of the year	2,880,000	79,000	12,000	125,000
Vested (share)				
Outstanding at the beginning of the year	490,000	—	—	—
Vested during the year	3,738,000	82,000	13,000	125,000
Exercised during the year	156,000	60,000	—	—
Forfeited during the year	—	—	—	—
Exercisable at the end of the year	4,072,000	22,000	13,000	125,000
Exercise price (Yen)	684	646	697	551
Weighted average stock price at the date of exercise	721	739	—	—
Fiscal year ended March 31, 2008				
Non-vested (share)				
Outstanding at the beginning of the year	2,880,000	79,000	12,000	125,000
Granted during the year	—	—	—	—
Forfeited during the year	52,000	—	—	—
Vested during the year	2,828,000	79,000	12,000	125,000
Outstanding at the end of the year	—	—	—	—
Vested (share)				
Outstanding at the beginning of the year	4,072,000	22,000	13,000	125,000
Vested during the year	2,828,000	79,000	12,000	125,000
Exercised during the year	—	—	—	—
Forfeited during the year	557,000	59,000	—	—
Exercisable at the end of the year	6,343,000	42,000	25,000	250,000
Exercise price (Yen)	684	646	697	551
Weighted average stock price at the date of exercise	721	739	—	—

	5th	6th	7th	8th
Fiscal year ended March 31, 2007				
Non-vested (share)				
Outstanding at the beginning of the year	4,070,000	2,579,000	981,000	514,000
Granted during the year	—	—	—	—
Forfeited during the year	640,000	251,000	154,000	108,000
Vested during the year	30,000	—	—	—
Outstanding at the end of the year	3,400,000	2,328,000	827,000	406,000
Vested (share)				
Outstanding at the beginning of the year	497,000	220,000	214,000	26,000
Vested during the year	30,000	—	—	—
Exercised during the year	—	—	—	—
Forfeited during the year	—	—	—	—
Exercisable at the end of the year	527,000	220,000	214,000	26,000
Exercise price (Yen)	601	601	601	601
Weighted average stock price at the date of exercise	—	—	—	—
Fiscal year ended March 31, 2008				
Non-vested (share)				
Outstanding at the beginning of the year	3,400,000	2,328,000	827,000	406,000
Granted during the year	—	—	—	—
Forfeited during the year	204,000	83,000	94,000	46,000
Vested during the year	1,898,000	1,249,000	18,000	—
Outstanding at the end of the year	1,298,000	996,000	715,000	360,000
Vested (share)				
Outstanding at the beginning of the year	527,000	220,000	214,000	26,000
Vested during the year	1,898,000	1,249,000	18,000	—
Exercised during the year	—	—	—	—
Forfeited during the year	134,000	65,000	—	—
Exercisable at the end of the year	2,291,000	1,404,000	232,000	26,000
Exercise price (Yen)	601	601	601	601
Weighted average stock price at the date of exercise	—	—	—	—

	9th	10th	11th	12th
Fiscal year ended March 31, 2007				
Non-vested (share)				
Outstanding at the beginning of the year	157,000	53,000	50,000	17,000
Granted during the year	—	—	—	—
Forfeited during the year	—	—	—	—
Vested during the year	—	—	—	—
Outstanding at the end of the year	157,000	53,000	50,000	17,000
Vested (share)				
Outstanding at the beginning of the year	—	—	—	—
Vested during the year	—	—	—	—
Exercised during the year	—	—	—	—
Forfeited during the year	—	—	—	—
Exercisable at the end of the year	—	—	—	—
Exercise price (Yen)	697	697	774	774
Weighted average stock price at the date of exercise	—	—	—	—
Fiscal year ended March 31, 2008				
Non-vested (share)				
Outstanding at the beginning of the year	157,000	53,000	50,000	17,000
Granted during the year	—	—	—	—
Forfeited during the year	—	—	4,000	3,000
Vested during the year	79,000	—	26,000	—
Outstanding at the end of the year	78,000	53,000	20,000	14,000
Vested (share)				
Outstanding at the beginning of the year	—	—	—	—
Vested during the year	79,000	—	26,000	—
Exercised during the year	—	—	—	—
Forfeited during the year	—	—	5,000	—
Exercisable at the end of the year	79,000	—	21,000	—
Exercise price (Yen)	697	697	774	774
Weighted average stock price at the date of exercise	—	—	—	—

	13th	14th	15th	16th
Fiscal year ended March 31, 2007				
Non-vested (share)				
Outstanding at the beginning of the year	—	—	—	—
Granted during the year	5,342,000	3,027,000	1,439,000	331,000
Forfeited during the year	658,000	347,000	178,000	116,000
Vested during the year	227,000	—	66,000	—
Outstanding at the end of the year	4,457,000	2,680,000	1,195,000	215,000
Vested (share)				
Outstanding at the beginning of the year	—	—	—	—
Vested during the year	227,000	—	66,000	—
Exercised during the year	—	—	—	—
Forfeited during the year	—	—	—	—
Exercisable at the end of the year	227,000	—	66,000	—
Exercise price (Yen)	825	825	825	825
Weighted average stock price at the date of exercise	—	—	—	—
Fair value of the grant date	163 or 173	163 or 173	173 or 192	173 or 192
Fiscal year ended March 31, 2008				
Non-vested (share)				
Outstanding at the beginning of the year	4,457,000	2,680,000	1,195,000	215,000
Granted during the year	—	—	—	—
Forfeited during the year	552,000	66,000	126,000	21,000
Vested during the year	69,000	5,000	14,000	2,000
Outstanding at the end of the year	3,836,000	2,609,000	1,055,000	192,000
Vested (share)				
Outstanding at the beginning of the year	227,000	—	66,000	—
Vested during the year	69,000	5,000	14,000	2,000
Exercised during the year	—	—	—	—
Forfeited during the year	—	—	—	—
Exercisable at the end of the year	296,000	5,000	80,000	2,000
Exercise price (Yen)	825	825	825	825
Weighted average stock price at the date of exercise	—	—	—	—
Fair value of the grant date	163 or 173	163 or 173	173 or 192	173 or 192

	17th	18th	19th
Fiscal year ended March 31, 2008			
Non-vested (share)			
Outstanding at the beginning of the year	—	—	—
Granted during the year	3,306,000	1,480,000	140,000
Forfeited during the year	174,000	23,000	—
Vested during the year	47,000	—	—
Outstanding at the end of the year	3,085,000	1,457,000	140,000
Vested (share)			
Outstanding at the beginning of the year	—	—	—
Vested during the year	47,000	—	—
Exercised during the year	—	—	—
Forfeited during the year	—	—	—
Exercisable at the end of the year	47,000	—	—
Exercise price (Yen)	555	555	527
Weighted average stock price at the date of exercise	—	—	—
Fair value of the grant date	131 or 143	131 or 143	121 or 132

(c) Measurement of the fair value of stock options

The following shows the assumptions used to measure the fair value of stock options granted during fiscal years ended March 31, 2008 and 2007.

a) Method used: Black-Scholes option pricing model

b) Major inputs and variables to the model

	13th		14th		15th		16th	
Exercise period	From June 1, 2008 to June 23, 2015	From June 1, 2009 to June 23, 2015	From June 1, 2008 to June 23, 2015	From June 1, 2009 to June 23, 2015	From June 1, 2009 to June 23, 2015	From June 1, 2011 to June 23, 2015	From June 1, 2009 to June 23, 2015	From June 1, 2011 to June 23, 2015
Expected volatility (Note 1)	26.30%	26.30%	26.30%	26.30%	26.30%	26.30%	26.30%	26.30%
Expected life (Note 2)	5 Years 7 Months	6 Years 1 Month	5 Years 7 Months	6 Years 1 Month	6 Years 1 Month	7 Years 1 Month	6 Years 1 Month	7 Years 1 Month
Expected dividends (Note 3)	¥2.96/Share	¥2.96/Share	¥2.96/Share	¥2.96/Share	¥2.96/Share	¥2.96/Share	¥2.96/Share	¥2.96/Share
Risk-free interest rate (Note 4)	1.46%	1.53%	1.46%	1.53%	1.53%	1.65%	1.53%	1.65%

	17th		18th		19th	
Exercise period	From June 1, 2009 to May 8, 2017	From June 1, 2011 to May 8, 2017	From June 1, 2009 to May 8, 2017	From June 1, 2011 to May 8, 2017	From July 1, 2009 to June 19, 2017	From July 1, 2011 to June 19, 2017
Expected volatility (Note 1)	26.40%	26.40%	26.40%	26.40%	25.90%	25.90%
Expected life (Note 2)	6 Years	7 Years	6 Years	7 Years	6 Years	7 Years
Expected dividends (Note 3)	¥2.66/Share	¥2.66/Share	¥2.66/Share	¥2.66/Share	¥2.66/Share	¥2.66/Share
Risk-free interest rate (Note 4)	1.42%	1.50%	1.42%	1.50%	1.59%	1.67%

Notes: (1) Measurement based on the historical stock price of the past 2 years (from May 2005 to May 2007 for the 17th and 18th, from July 2005 to July 2007 for the 19th)
(2) Estimated based on the assumptions that the option is exercised at the mid point of the exercise period.
(3) Based on the actual dividend for the fiscal year ended March 2007.
(4) Used the yield of JGB with the maturity equivalent to expected life of the option.

(d) Method of determining the vested number of stock options

Incorporated only the actual forfeited options, as the reasonable estimate of future forfeitures is difficult.

(e) On May 30, 2008, the Bank granted a total of 4,911 stock acquisition rights with an exercise price of ¥416, whose exercise period is from June 1, 2010 to May 13, 2018.

At the Board of Directors' meeting held on May 14, 2008, the Bank resolved to submit a proposal at the annual general meeting of shareholders to be held on June 25, 2008, for the granting of up to a total of 12,000 stock acquisition rights. The exercise period for the stock acquisition rights is to be from the date which is 2 years after the allocation date to May 13, 2018.

27. NET TRADING INCOME

CONSOLIDATED

Net trading income for the fiscal years ended March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Income (loss) from trading securities	¥ (608)	¥ 1,513	$ (6,106)
Income from securities held to hedge trading transactions	348	6,356	3,491
Income from trading-related financial derivatives	9,371	10,259	93,969
Other, net	(20)	(319)	(202)
Total	**¥ 9,090**	¥ 17,809	**$ 91,152**

28. OTHER BUSINESS INCOME (LOSS), NET

CONSOLIDATED

"Other, net" in other business income, net, for the fiscal years ended March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Incomes (losses) from derivatives for banking purposes, net	¥ 534	¥ (6,769)	$ 5,357
Equity in net income (loss) of affiliates	(8,350)	(12,779)	(83,728)
Gain on lease cancellation and other lease income, net	2,797	2,379	28,049
Other, net	(798)	2,397	(8,005)
Total	**¥ (5,816)**	¥ (14,772)	**$ (58,327)**

29. NET CREDIT COSTS

CONSOLIDATED

Net credit costs for the fiscal years ended March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Losses on write-off of loans	¥ 3,183	¥ 1,593	$ 31,920
Net provision (reversal) of reserve for loan losses:			
Net provision (reversal) of general reserve for loan losses	22,851	33,597	229,130
Net provision (reversal) of specific reserve for loan losses	50,476	15,639	506,136
Net provision (reversal) of reserve for loan losses to restructuring countries	6	3	62
Subtotal	73,334	49,240	735,328
Net provision (reversal) of specific reserve for other credit losses	(6,367)	(813)	(63,850)
Other credit costs relating to leasing business	3,441	1,913	34,506
Total	**¥ 73,591**	¥ 51,934	**$ 737,904**

30. OTHER GAINS (LOSSES), NET

CONSOLIDATED

Other gains (losses), net, for the fiscal years ended March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Net gain (loss) on disposal of premises and equipment	¥ 66,161	¥ 1,439	$ 663,409
Provision for loss on disposition of premises and equipment	(5,025)	—	(50,392)
Pension-related costs	(1,811)	(1,362)	(18,167)
Gain on prescription of debentures	611	348	6,130
Recoveries of written-off claims	1,057	294	10,603
Gain on sale of subsidiary's stock	20,368	11,651	204,236
Provision of reserve for losses on interest repayments	(3,732)	(8,535)	(37,421)
Impairment loss on goodwill and other intangible assets	—	(95,146)	—
Extraordinary retirement expenses	—	(4,629)	—
Other, net	(2,878)	(3,176)	(28,865)
Total	**¥ 74,750**	¥ (99,117)	**$ 749,533**

31. LEASE TRANSACTIONS

CONSOLIDATED

(a) Finance lease transactions, under which the ownership of the property is not deemed to transfer to the lessee as of March 31, 2008 and 2007 consisted of the following:

AS LESSEE

The assumed amounts of acquisition cost, accumulated depreciation and net balance of leased assets as of March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
Leased assets	**2008**	2007	**2008**
Acquisition cost:			
Equipment	**¥ 3,638**	¥ 2,992	**$ 36,480**
Other	**373**	235	**3,741**
Total	**¥ 4,011**	¥ 3,227	**$ 40,221**
Accumulated depreciation:			
Equipment	**¥ 2,451**	¥ 1,718	**$ 24,579**
Other	**187**	146	**1,880**
Total	**¥ 2,638**	¥ 1,864	**$ 26,459**
Net balance:			
Equipment	**¥ 1,186**	¥ 1,274	**$ 11,901**
Other	**185**	88	**1,861**
Total	**¥ 1,372**	¥ 1,362	**$ 13,762**

Lease obligations as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Obligations:			
Due within one year	**¥ 859**	¥ 785	**$ 8,616**
Due after one year	**582**	647	**5,842**
Total	**¥ 1,441**	¥ 1,432	**$ 14,458**

For the fiscal years ended March 31, 2008 and 2007, total lease payments were ¥1,301 million (U.S.$13,051 thousand) and ¥909 million, assumed depreciation expenses were ¥1,203 million (U.S.$12,064 thousand) and ¥839 million, and assumed interest expenses were ¥47 million (U.S.$475 thousand) and ¥58 million, respectively.

Assumed depreciation expense is calculated using the straight-line method over the useful life of the respective leased assets with zero residual value. The difference between total lease payments and the assumed acquisition cost of leased assets is charged to assumed interest expense and is allocated to each fiscal year using the interest method.

AS LESSOR

Acquisition cost, accumulated depreciation and net balance of leased assets as of March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
Leased assets	**2008**	2007	**2008**
Acquisition cost:			
Equipment	**¥ 446,978**	¥ 437,458	**$ 4,481,889**
Other	**82,901**	78,470	**831,259**
Total	**¥ 529,880**	¥ 515,928	**$ 5,313,148**
Accumulated depreciation:			
Equipment	**¥ 201,547**	¥ 166,331	**$ 2,020,932**
Other	**37,233**	30,198	**373,345**
Total	**¥ 238,781**	¥ 196,529	**$ 2,394,277**
Net balance:			
Equipment	**¥ 245,431**	¥ 271,126	**$ 2,460,957**
Other	**45,667**	48,272	**457,914**
Total	**¥ 291,099**	¥ 319,398	**$ 2,918,871**

31. LEASE TRANSACTIONS (CONTINUED)

CONSOLIDATED

Future lease payment receivables as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Future lease payment receivables:			
Due within one year	**¥ 103,579**	¥ 109,918	**$ 1,038,597**
Due after one year	**196,682**	224,660	**1,972,148**
Total	**¥ 300,261**	¥ 334,579	**$ 3,010,745**

For the fiscal years ended March 31, 2008 and 2007, total lease revenues were ¥131,336 million (U.S.$1,316,923 thousand) and ¥132,182 million, depreciation expenses were ¥103,103 million (U.S.$1,033,828 thousand) and ¥117,389 million, and assumed interest income was ¥14,791 million (U.S.$148,317 thousand) and ¥14,613 million, respectively.

Depreciation expense is calculated using the straight-line method over the leasing period. The difference between total lease revenues and acquisition cost of leased assets is credited to assumed interest income and is allocated to each fiscal year using the interest method.

(b) Non-cancelable operating lease obligations as lessee and future lease payment receivables as lessor as of March 31, 2008 and 2007 consisted of the following:

AS LESSEE

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Obligations:			
Due within one year	**¥ 4,025**	¥ 1,429	**$ 40,368**
Due after one year	**5,530**	4,270	**55,453**
Total	**¥ 9,556**	¥ 5,699	**$ 95,821**

AS LESSOR

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Future lease payment receivables:			
Due within one year	**¥ 8,926**	¥ 7,810	**$ 89,505**
Due after one year	**9,888**	7,704	**99,148**
Total	**¥ 18,814**	¥ 15,514	**$ 188,653**

32. SEGMENT INFORMATION

CONSOLIDATED

(A) BUSINESS SEGMENT INFORMATION

The Group is engaged in banking and other related activities such as trust, securities and other businesses. Business segment information, however, has not been presented as the percentage of the other activities is not material to the banking business.

(B) GEOGRAPHIC SEGMENT INFORMATION

Since the proportion of business that the Group conducts in Japan exceeds 90% of operating income and total assets, geographic segment information is not presented.

(C) FOREIGN OPERATING INCOME

Foreign operating income is comprised of income from transactions at overseas branches and consolidated overseas subsidiaries. The composition of the volume of such transactions for the Group did not reach 10% of its operating income, therefore foreign operating income information is not presented.

33. INCOME TAXES

The Group is subject to a number of taxes based on income, such as corporation tax, inhabitant tax and enterprise tax, which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.7% for each of the fiscal years ended March 31, 2008 and 2007.

A reconciliation of the actual effective tax rate with the normal effective statutory tax rate for the fiscal years ended March 31, 2008 and 2007 was as follows:

	2008	2007
Normal effective statutory tax rate	**40.7%**	(40.7)%
Increase (decrease) in taxes resulting from:		
Permanently tax-exempt income	**(3.5)**	0.0
Amortization of goodwill	**4.1**	41.9
Minority interests in net income of subsidiaries	**5.1**	7.9
Other non-deductible expenses	**0.7**	0.7
Change in valuation allowance	**(36.2)**	(46.1)
Other	**4.7**	3.8
Actual effective tax rate	**15.6%**	(32.5)%

The tax effects of significant temporary differences and tax loss carryforwards, which resulted in deferred tax assets and liabilities, as of March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Deferred tax assets:			
Tax loss carryforwards	**¥ 132,237**	¥ 160,913	**$ 1,325,954**
Reserve for credit losses	**108,249**	83,963	**1,085,421**
Reserve for losses on interest repayments	**16,004**	4,212	**160,482**
Net unrealized loss on securities available-for-sale	**14,271**	—	**143,100**
Securities	**9,060**	19,767	**90,850**
Deferred loss on derivatives under hedge accounting	**6,170**	5,181	**61,868**
Accrued employees' bonuses	**5,929**	5,172	**59,454**
Losses on impairment of premises and equipment	**5,186**	5,303	**52,004**
Reserve for retirement benefits	**2,997**	8,470	**30,059**
Deferred income on installment receivables	**2,043**	3,616	**20,486**
Other	**30,687**	40,318	**307,710**
Subtotal	**332,837**	336,915	**3,337,388**
Valuation allowance	**(288,324)**	(284,678)	**(2,891,052)**
Total deferred tax assets	**44,513**	52,236	**446,336**
Offset with deferred tax liabilities	**(16,274)**	(9,762)	**(163,190)**
Net deferred tax assets	**¥ 28,238**	¥ 42,474	**$ 283,146**
Deferred tax liabilities:			
Temporary differences due to application of overall fair value adjustments (mainly related to identified intangible assets)	**¥ 9,871**	¥ 8,692	**$ 98,984**
Net unrealized gain on securities available-for-sale	**—**	3,406	**—**
Deferred gain on derivatives under hedge accounting	**9,428**	1,670	**94,544**
Other	**1,257**	1,069	**12,611**
Total deferred tax liabilities	**20,558**	14,837	**206,139**
Offset with deferred tax assets	**(16,274)**	(9,762)	**(163,190)**
Net deferred tax liabilities	**¥ 4,283**	¥ 5,075	**$ 42,949**

The Bank had ¥42,318 million (U.S.$424,329 thousand) of tax loss carryforwards related to corporation tax as of March 31, 2008. The schedule of tax loss carryforwards and their expiration dates is as follows:

	Amount		
Fiscal year ended March 31	Millions of yen	Thousands of U.S. dollars	Date of expiry
2003	¥ 42,318	$ 424,329	March 31, 2010

33. INCOME TAXES (CONTINUED)

CONSOLIDATED

In addition, other significant tax loss carryforwards of major subsidiaries are as follows:

Subsidiary	Fiscal period ended	Millions of yen	Date of expiry
APLUS Co., Ltd.	March 31, 2005	¥157,722	March 31, 2012
	September 30, 2005	2,988	March 31, 2013
	March 31, 2006	4,663	March 31, 2013
	March 31, 2007	30,135	March 31, 2014
	March 31, 2008	10,449	March 31, 2015
	Total	¥205,958	
Showa Leasing Co., Ltd.	March 31, 2005	¥ 26,941	March 31, 2012
	March 31, 2007	10,018	March 31, 2014
	March 31, 2008	434	March 31, 2015
	Total	¥ 37,395	
Shinki Co., Ltd.	March 31, 2007	¥ 316	March 31, 2014
	March 31, 2008	20,044	March 31, 2015
	Total	¥ 20,360	

The Bank cannot include the tax loss carryforwards of APLUS, Showa Leasing and Shinki to its own tax loss carryforwards because they are not wholly-owned subsidiaries and, therefore, cannot be included in the Bank's consolidated corporation tax return.

34. OFF-BALANCE SHEET LENDING-RELATED FINANCIAL INSTRUMENTS

CONSOLIDATED

The Bank and certain of its consolidated subsidiaries issue commitments to extend credit and establish credit lines for overdrafts to meet the financing needs of their customers. The unfunded amounts of these commitments were ¥4,436,578 million (U.S.$44,485,894 thousand) and ¥4,456,538 million as of March 31, 2008 and 2007, out of which the amounts with original agreement terms of less than one year or which were cancelable were ¥4,064,768 million (U.S.$40,757,735 thousand) and ¥4,118,334 million as of March 31, 2008 and 2007, respectively. Since a large majority of these commitments expire without being drawn upon, the unfunded amounts do not necessarily represent future cash requirements. Many of such agreements include conditions granting the Bank and consolidated subsidiaries the right to reject the drawdown or to reduce the amount on the basis of changes in the financial circumstances of the borrower or other reasonable grounds.

In addition, the Bank obtains collateral when necessary to reduce credit risk related to these commitments.

35. RELATED PARTY TRANSACTIONS

Related party transactions for the fiscal years ended March 31, 2008 and 2007 were as follows:

			Amounts of the transactions			Balance at end of year		
			Millions of yen		Thousands of U.S. dollars	Millions of yen		Thousands of U.S. dollars
Related party	Category	Description of the transactions	**2008**	2007	**2008**	**2008**	2007	**2008**
Hillcot Re Limited(*1)	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Guarantee(*8)	**¥ —**	¥ —	**$ —**	**¥397**	¥462	**$3,981**
NIBC Bank Ltd(*2)	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Loan participation(*9)	**456**	139	**4,572**	**570**	139	**5,715**
NIBC Bank N.V.(*3)	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Commitment line(*10)	**15,742**	14,366	**157,846**	**—**	—	**—**
J.C. Flowers II L.P.(*4)	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Receipt of management fee(*11)	**215**	288	**2,156**	**43**	51	**431**
		Investment(*12)	**4,172**	4,423	**41,833**	**—**	—	**—**
		Dividend	**1,686**	—	**16,906**	**—**	—	**—**
Brampton Insurance Company Limited(*5)	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Redemption of investment(*13)	**—**	2,472	**—**	**—**	—	**—**
		Redemption of investment(*14)	**—**	1,310	**—**	**—**	—	**—**
Saturn I Sub (Cayman) Exempt Ltd.(*6)	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Third-Party Allotment(*15)	**2,148**	—	**21,538**	**—**	—	**—**
Saturn Japan II Sub C.V.(*7)	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Third-Party Allotment(*15)	**2,334**	—	**23,403**	**—**	—	**—**
Saturn Japan III Sub C.V.(*7)	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Third-Party Allotment(*15)	**11,599**	—	**116,304**	**—**	—	**—**
Saturn IV Sub LP(*7)	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Third-Party Allotment(*15)	**33,917**	—	**340,088**	**—**	—	**—**

Notes: (*1) The company is a wholly-owned subsidiary of Hillcot Holdings Limited which is the affiliate of the Bank accounted for by the equity method.
(*2) NIBC Holding N.V. owns 100% of voting rights, and J.C. Flowers & Co. LLC, of which a director of the Bank, J. Christopher Flowers, serves as chairman, substantially controls NIBC holding N.V.
(*3) NIBC Holding N.V. indirectly owns 100% of voting rights, and J.C. Flowers & Co. LLC, of which a director of the Bank, J. Christopher Flowers, serves as chairman, substantially controls NIBC holding N.V
(*4) The fund is operated by J.C. Flowers & Co. LLC, of which a director of the Bank, J. Christopher Flowers, serves as chairman
(*5) The company is a wholly owned subsidiary of Hillcot Holdings Limited, of which a director of the Bank, J. Christopher Flowers, indirectly owns majority of voting rights, and is the affiliate of the Bank accounted for by the equity method The former name was Aioi Insurance Company of Europe Limited.
(*6) The investment vehicle represented by J. Christopher Flowers, a director of the Bank.
(*7) The investment vehicle, of which a board member of the general partner is J Christopher Flowers, a director of the Bank.
(*8) Even after the acquisition by Hillcot Holdings Limited, the seller continues to guarantee Hillcot Re Limited against contingent liability arising from reinsurance agreements which Hillcot Re Limited assumed, and the Bank guarantees the seller against the contingent payment to be made by Hillcot Re Limited. This is part of an agreement reached at the acquisition and a guarantee fee is not specified. The remaining period of the guarantee is 2 years.
(*9) Considering the market circumstances, the transaction was concluded with the general terms and conditions that are identical to ones with independent third parties. Commitment line established is U.S.$11 million and the transaction amount indicated herein is the amount of loan outstanding.
(*10) Considering the market circumstances, the transaction was concluded with the general terms and conditions that are identical to ones with independent third parties. The transaction amounts indicated herein are established commitment line amounts.
(*11) The management fee is determined based on proportion of investment amounts by limited liability partner.
(*12) The committed investment amounts are U S.$200 million based on the limited partnership agreement.
(*13) A part of refinance money for the purpose of merger and acquisition at Hillcot Holdings Limited was used for partial redemption of investment.
(*14) A part of investment was redeemed resulting from cancellation of treasury stocks utilizing surplus.
(*15) Terms of third-party allotment
(1) Number of common shares to be issued: 117,647,059 shares
(2) Issue price: ¥425 per share
(3) Aggregate issue price: ¥50,000,000,075
(4) Amount to be appropriated into capital: ¥25,000,000,038
(5) Offering period: February 1, 2008
(6) Payment date: February 4, 2008
(7) Delivery date of new share certificates: February 5, 2008
(8) Allottees and allotted shares:
Saturn I Sub (Cayman) Exempt Limited: 5,056,452 shares
Saturn Japan II Sub C.V.: 5,492,190 shares
Saturn Japan III Sub C.V.: 27,292,678 shares
Saturn IV Sub LP: 79,805,739 shares

PURPOSES

The Bank uses derivative financial instruments primarily to hedge risk for customers, to maximize the profit of its own trading account and to manage the potential risks in its own portfolios of assets and liabilities as a part of asset liability management.

RISK EXPOSURE

Derivative transactions may be subject to complex risk factors, including market risk, credit risk, liquidity risk, operational risk and legal risk. The Bank controls these risks under its risk management system. To manage market risk, the Bank uses Value-at-Risk ("VaR") modeling to quantify the maximum total exposure. In its internal model, the Bank measures the VaR based on one year's historical data and the assumptions of a ten-day holding period and a 99% confidence interval.

Also, to manage credit risk, the Bank utilizes the current exposure and potential exposure for derivatives, particularly for over-the-counter transactions such as swap contracts.

In addition, the fair value estimates for derivatives as of March 31, 2008 and 2007 were adjusted for credit risk by a reduction of ¥1,590 million (U.S.$15,950 thousand) and ¥1,270 million, respectively, and also adjusted for liquidity risk by a reduction of ¥3,856 million (U.S.$38,668 thousand) and ¥5,717 million, respectively, although the amounts of those risks are not reflected in the fair value shown in the tables below.

RISK MANAGEMENT SYSTEM

The Market Risk Management Division, which is independent of the front office, has the responsibility to manage the risk of the Group. This division controls the measurement of market risk on a daily basis, monitors the market risk status on both the banking and trading divisions and reports periodically to the management. Credit risk is also controlled by the unified credit line and major derivative products are dealt with within the established limits. Credit exposure is monitored accordingly and the Bank may require such things as collateral to reduce credit risk on a case-by-case basis.

It should be noted that the nominal contract value or notional principal amount is used in determining the value of receipts or payments of interest and as an indicator representative of the volume of transactions, but those values do not necessarily reflect such things as market risk or credit risk.

(A) INTEREST RATE-RELATED TRANSACTIONS

Interest rate-related transactions as of March 31, 2008 and 2007 were as follows:

	Millions of yen							
	2008				2007			
	Contract/Notional principal				Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Future contracts (listed):								
Sold	¥ 21,230	¥ —	¥ (2)	¥ (2)	¥ 66,572	¥ 673	¥ 2	¥ 2
Bought	20,159	—	54	54	48,334	—	14	14
Interest rate options (listed):								
Sold	—	—	—	—	—	—	—	—
Bought	—	—	—	—	—	—	—	—
Interest rate swaps (over-the-counter):								
Receive fixed and pay floating	5,856,476	5,221,639	100,670	100,670	5,454,666	4,857,923	(10,310)	(10,310)
Receive floating and pay fixed	4,316,438	3,498,017	(62,627)	(62,627)	4,085,929	3,086,394	(789)	(789)
Receive floating and pay floating	554,314	497,389	1,523	1,523	496,769	278,105	2,785	2,785
Receive fixed and pay fixed	—	—	—	—	—	—	—	—
Interest rate swaptions (over-the-counter):								
Sold	2,300,955	2,086,391	(23,860)	644	2,024,726	1,935,214	(18,169)	4,628
Bought	2,680,731	2,479,847	(3,401)	(16,261)	2,692,636	2,478,374	38,764	28,651
Interest rate options (over-the-counter):								
Sold	118,604	101,500	(292)	1,762	210,364	181,413	(261)	2,528
Bought	144,731	104,826	129	(1,305)	249,709	152,321	221	(1,230)
Total			¥ 12,191	¥ 24,458			¥ 12,257	¥ 26,280

	Thousands of U.S. dollars			
	2008			
	Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Future contracts (listed):				
Sold	$ 212,878	$ —	$ (29)	$ (29)
Bought	202,142	—	544	544
Interest rate options (listed):				
Sold	—	—	—	—
Bought	—	—	—	—
Interest rate swaps (over-the-counter):				
Receive fixed and pay floating	58,723,321	52,357,763	1,009,426	1,009,426
Receive floating and pay fixed	43,281,247	35,074,875	(627,970)	(627,970)
Receive floating and pay floating	5,558,149	4,987,358	15,278	15,278
Receive fixed and pay fixed	—	—	—	—
Interest rate swaptions (over-the-counter):				
Sold	23,071,850	20,920,395	(239,253)	6,463
Bought	26,879,891	24,865,616	(34,112)	(163,056)
Interest rate options (over-the-counter):				
Sold	1,189,256	1,017,753	(2,937)	17,677
Bought	1,451,237	1,051,102	1,295	(13,089)
Total			$ 122,242	$ 245,244

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Fair Values:
The fair values of listed transactions represent the closing price on the Tokyo Financial Exchange and other exchanges at the consolidated balance sheet date. The fair values of over-the-counter transactions are calculated mainly by using the discounted present values or option pricing models.

(B) CURRENCY-RELATED TRANSACTIONS

Currency-related transactions as of March 31, 2008 and 2007 were as follows:

	Millions of yen							
	2008				2007			
	Contract/Notional principal				Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Currency swaps (over-the-counter)	**¥ 1,396,215**	**¥ 1,080,349**	**¥ 48**	**¥ 48**	¥ 1,162,620	¥ 990,613	¥ 22,633	¥ 22,633
Forward foreign exchange contracts (over-the-counter):								
Sold	**1,943,511**	**487,086**	**69,279**	**69,279**	1,064,019	234,304	(16,593)	(16,593)
Bought	**1,144,628**	**571,340**	**(58,823)**	**(58,823)**	622,873	333,651	22,283	22,283
Currency options (over-the-counter):								
Sold	**7,512,269**	**2,843,495**	**(224,691)**	**(68,213)**	2,230,954	985,096	(51,526)	3,852
Bought	**7,834,728**	**3,464,147**	**241,793**	**93,213**	2,564,734	1,157,296	49,334	4,945
Total			**¥ 27,606**	**¥ 35,505**			¥ 26,130	¥ 37,121

	Thousands of U.S. dollars			
	2008			
	Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Currency swaps (over-the-counter)	**$ 13,999,952**	**$ 10,832,745**	**$ 488**	**$ 488**
Forward foreign exchange contracts (over-the-counter):				
Sold	**19,487,734**	**4,884,053**	**694,673**	**694,673**
Bought	**11,477,273**	**5,728,869**	**(589,825)**	**(589,825)**
Currency options (over-the-counter):				
Sold	**75,326,072**	**28,511,935**	**(2,252,998)**	**(683,982)**
Bought	**78,559,400**	**34,735,256**	**2,424,476**	**934,663**
Total			**$ 276,814**	**$ 356,017**

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income. Fund swap transactions and currency swap transactions for which hedge accounting was adopted in accordance with Industry Audit Committee Report No. 25 of the JICPA were excluded from the table above.

(2) Fair Values:
The fair values are calculated mainly by using the discounted present values or option pricing models.

(C) EQUITY-RELATED TRANSACTIONS

Equity-related transactions as of March 31, 2008 and 2007 were as follows:

	Millions of yen							
	2008				2007			
	Contract/Notional principal				Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Equity index futures (listed):								
Sold	**¥ 20,238**	**¥ —**	**¥ (893)**	**¥ (893)**	¥ 1,924	¥ —	¥ (31)	¥ (31)
Bought	**—**	**—**	**—**	**—**	65,740	—	444	444
Equity index options (listed):								
Sold	**—**	**—**	**—**	**—**	—	—	—	—
Bought	**52**	**—**	**34**	**(17)**	3,353	—	43	26
Equity options (over-the-counter):								
Sold	**281,014**	**69,306**	**(18,574)**	**(3,307)**	230,724	42,848	(16,587)	(4,216)
Bought	**245,675**	**68,872**	**19,660**	**1,571**	108,836	25,052	11,930	4,548
Equity index swaps (over-the-counter):								
Receive index and pay floating	**—**	**—**	**—**	**—**	—	—	—	—
Receive floating and pay index	**1,000**	**1,000**	**95**	**95**	1,000	1,000	52	52
Other (over-the-counter):								
Sold	**24,999**	**24,999**	**(4,587)**	**(4,587)**	21,418	21,418	(728)	(728)
Bought	**162,484**	**160,321**	**19,718**	**19,696**	163,711	162,139	3,687	3,563
Total			**¥ 15,453**	**¥ 12,557**			¥ (1,190)	¥ 3,658

	Thousands of U.S. dollars			
	2008			
	Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Equity index futures (listed):				
Sold	**$ 202,938**	**$ —**	**$ (8,959)**	**$ (8,959)**
Bought	**—**	**—**	**—**	**—**
Equity index options (listed):				
Sold	**—**	**—**	**—**	**—**
Bought	**524**	**—**	**347**	**(178)**
Equity options (over-the-counter):				
Sold	**2,817,752**	**694,940**	**(186,251)**	**(33,160)**
Bought	**2,463,404**	**690,586**	**197,137**	**15,762**
Equity index swaps (over-the-counter):				
Receive index and pay floating	**—**	**—**	**—**	**—**
Receive floating and pay index	**10,027**	**10,027**	**955**	**955**
Other (over-the-counter):				
Sold	**250,674**	**250,674**	**(45,999)**	**(45,999)**
Bought	**1,629,244**	**1,607,551**	**197,723**	**197,498**
Total			**$ 154,953**	**$ 125,919**

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Fair Values:
The fair values of listed transactions represent the closing price on the Tokyo Stock Exchange and other exchanges at the consolidated balance sheet date. The fair values of over-the-counter transactions are calculated mainly by using the discounted present values or option pricing models.

(D) BOND-RELATED TRANSACTIONS

Bond-related transactions as of March 31, 2008 and 2007 were as follows:

	Millions of yen							
	2008				2007			
	Contract/Notional principal				Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Bond futures (listed):								
Sold	¥ 3,997	¥ —	¥ 3	¥ 3	¥ 3,622	¥ —	¥ 0	¥ 0
Bought	4,583	—	29	29	8,422	—	(6)	(6)
Bond futures options (listed):								
Sold	—	—	—	—	—	—	—	—
Bought	—	—	—	—	13,400	—	57	3
Total			¥ 32	¥ 32			¥ 51	¥ (2)

	Thousands of U.S. dollars			
	2008			
	Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Bond futures (listed):				
Sold	$ 40,083	$ —	$ 33	$ 33
Bought	45,959	—	291	291
Bond futures options (listed):				
Sold	—	—	—	—
Bought	—	—	—	—
Total			$ 324	$ 324

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Fair Values:
The fair values of listed transactions represent the closing price on the Tokyo Stock Exchange and other exchanges at the consolidated balance sheet date.

(E) CREDIT DERIVATIVES TRANSACTIONS

Credit derivatives transactions as of March 31, 2008 and 2007 were as follows:

	Millions of yen							
	2008				2007			
	Contract/Notional principal				Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Credit default option (over-the-counter):								
Sold	¥ 1,554,106	¥ 1,479,096	¥ (33,142)	¥ (49,042)	¥ 1,026,477	¥ 997,004	¥ 21,457	¥ 3,239
Bought	1,516,835	1,365,653	57,261	57,261	1,075,426	1,047,060	(4,351)	(4,351)
Total			¥ 24,119	¥ 8,219			¥ 17,106	¥ (1,112)

	Thousands of U.S. dollars			
	2008			
	Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Credit default option (over-the-counter):				
Sold	$ 15,583,135	$ 14,831,009	$ (332,318)	$ (491,752)
Bought	15,209,422	13,693,505	574,167	574,167
Total			$ 241,849	$ 82,415

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Fair Values:
The fair values are calculated by using the discounted present values or other models.

(3) "Sold" stands for accepting credit risk and "Bought" stands for transferring credit risk.

37. NET INCOME PER COMMON SHARE

CONSOLIDATED

A reconciliation of the differences between basic and diluted net income per common share ("EPS") for the fiscal year ended March 31, 2008 is as follows:

	Net income (Millions of yen)	Weighted average shares (Thousands)	EPS (Yen)	EPS (U.S. dollars)
For the fiscal year ended March 31, 2008:				
Basic EPS				
Net income available to common shareholders	**¥ 59,624**	**1,529,530**	**¥ 38.98**	**$ 0.39**
Effect of dilutive securities				
Preferred stock	**484**	**322,815**		
Diluted EPS				
Net income for computation	**¥ 60,108**	**1,852,346**	**¥ 32.44**	**$ 0.33**

Diluted net income per share for the fiscal year ended March 31, 2007 was not disclosed because of the Group's net loss position.

38. SUBSEQUENT EVENTS

CONSOLIDATED

(A) SALE OF PROPERTY OWNED BY A SUBSIDIARY

On May 14, 2008 the Bank agreed to sell its Meguro Production Center together with the land for ¥19,200 million ($192,520 thousand). The Bank has entered into a lease contract with the purchaser, an affiliate of the Lone Star Real Estate Fund, which will allow it to remain in the building until March 2011.

This sale, which closed on May 30, 2008, allows the Bank to carry out its intention to relocate the Production center as a part of the Bank's ongoing effort to realign its operations and improve efficiency.

A gain on disposal of premises and equipment of approximately ¥10,200 million (U.S.$102,276 thousand) will be recognized in the fiscal year ending March 31, 2009. In addition, restoration and other costs associated with the future relocation will be estimated and recognized.

(B) DIVIDENDS

The following appropriation of retained earnings of the Bank for the fiscal year ended March 31, 2008 was approved at the Board of Directors meeting held on May 14, 2008:

	Millions of yen	Thousands of U.S. dollars
Common share (¥2.94 per share)	**¥ 5,773**	**$ 57,895**

(C) SHARES

At the Board of Directors' meeting held on May 14, 2008, the Bank resolved to submit a proposal at the annual general meeting of shareholders to be held on June 25, 2008, to amend the Articles of Incorporation to increase the aggregate number of common shares which the Bank shall have the authority to issue to 4,000,000 thousand shares.

INDEPENDENT AUDITORS' REPORT

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Shinsei Bank, Limited:

We have audited the accompanying consolidated balance sheets of Shinsei Bank, Limited (the "Bank") and consolidated subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of operations, changes in equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank and consolidated subsidiaries as of March 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 20, 2008

Member of
Deloitte Touche Tohmatsu

NON-CONSOLIDATED BALANCE SHEETS (UNAUDITED)

Shinsei Bank, Limited
As of March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note)
	2008	2007	2008
ASSETS			
Cash and due from banks	¥ 272,940	¥ 190,003	$ 2,736,796
Call loans	—	43,100	—
Receivables under resale agreements	2,014	—	20,200
Collateral related to securities borrowing transactions	13,850	11,050	138,877
Other monetary claims purchased	161,344	69,856	1,617,812
Trading assets	275,136	284,137	2,758,814
Monetary assets held in trust	606,018	687,346	6,076,593
Securities	2,300,303	2,062,064	23,065,309
Valuation allowance for investments	(3,370)	(15,908)	(33,798)
Loans and bills discounted	5,356,363	5,075,281	53,708,647
Foreign exchanges	17,852	15,047	179,010
Other assets	577,856	325,654	5,794,214
Premises and equipment	20,895	20,768	209,516
Intangible assets	14,560	13,475	146,000
Deferred discounts on and issuance expenses for debentures	125	103	1,259
Deferred tax assets	14,697	35,559	147,373
Customers' liabilities for acceptances and guarantees	11,746	18,357	117,784
Reserve for credit losses	(93,662)	(106,977)	(939,161)
Total assets	¥ 9,548,673	¥ 8,728,921	$ 95,745,245
LIABILITIES AND EQUITY			
Liabilities:			
Deposits, including negotiable certificates of deposit	¥ 5,865,130	¥ 5,471,462	$ 58,810,095
Debentures	663,134	703,908	6,649,298
Call money	632,117	692,792	6,338,284
Collateral related to securities lending transactions	148,421	8,333	1,488,232
Trading liabilities	203,716	87,361	2,042,682
Borrowed money	304,078	276,760	3,049,019
Foreign exchanges	269	397	2,706
Corporate bonds	519,902	562,457	5,213,100
Other liabilities	450,643	237,614	4,518,631
Accrued employees' bonuses	10,341	9,850	103,694
Reserve for retirement benefits	1,554	756	15,583
Reserve for loss on disposition of premises and equipment	4,913	—	49,269
Acceptances and guarantees	11,746	18,357	117,784
Total liabilities	8,815,970	8,070,054	88,398,377
Equity:			
Capital stock:			
Common stock	476,296	291,853	4,775,864
Preferred stock	—	159,443	—
Capital surplus	43,558	18,558	436,763
Stock acquisition rights	1,257	517	12,612
Retained earnings:			
Legal reserve	9,880	9,266	99,077
Unappropriated retained earnings	307,395	257,878	3,082,277
Unrealized gain (loss) on available-for-sale securities	(35,024)	4,181	(351,196)
Deferred gain (loss) on derivatives under hedge accounting	1,896	(10,275)	19,013
Treasury stock, at cost	(72,557)	(72,555)	(727,542)
Total equity	732,703	658,866	7,346,868
Total liabilities and equity	¥ 9,548,673	¥ 8,728,921	$ 95,745,245

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥99.73=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2008.

NON-CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

Shinsei Bank, Limited
For the fiscal years ended March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note)
	2008	2007	**2008**
Interest income:			
Interest on loans and bills	**¥ 111,601**	¥ 75,567	**$ 1,119,040**
Interest and dividends on securities	**76,969**	40,427	**771,777**
Interest on deposits with banks	**4,695**	3,668	**47,085**
Other interest income	**6,536**	9,382	**65,542**
Total interest income	**199,803**	129,046	**2,003,444**
Interest expenses:			
Interest on deposits, including negotiable certificates of deposit	**48,019**	34,453	**481,491**
Interest and discounts on debentures	**3,398**	3,009	**34,074**
Interest on other borrowings	**18,718**	7,790	**187,692**
Interest on corporate bonds	**24,564**	20,776	**246,309**
Other interest expenses	**6,293**	11,503	**63,103**
Total interest expenses	**100,993**	77,534	**1,012,669**
Net interest income	**98,809**	51,512	**990,775**
Fees and commissions income	**27,459**	28,198	**275,334**
Fees and commissions expenses	**15,960**	13,164	**160,039**
Net fees and commissions	**11,498**	15,033	**115,295**
Net trading income	**6,990**	14,903	**70,095**
Other business income, net:			
Income on monetary assets held in trust, net	**37,339**	30,767	**374,405**
Net gain (loss) on foreign exchanges	**(727)**	9,171	**(7,295)**
Net gain (loss) on securities	**(13,822)**	13,274	**(138,603)**
Net gain on other monetary claims purchased	**223**	575	**2,238**
Other, net	**956**	(7,152)	**9,595**
Net other business income	**23,969**	46,636	**240,340**
Total revenue	**141,268**	128,085	**1,416,505**
General and administrative expenses:			
Personnel expenses	**34,023**	30,644	**341,154**
Premises expenses	**11,708**	11,281	**117,401**
Technology and data processing expenses	**10,669**	10,006	**106,986**
Advertising expenses	**3,120**	3,130	**31,289**
Consumption and property taxes	**4,274**	3,594	**42,866**
Deposit insurance premium	**3,431**	2,835	**34,408**
Other general and administrative expenses	**18,452**	16,373	**185,027**
Total general and administrative expenses	**85,681**	77,865	**859,131**
Net business profit	**55,586**	50,220	**557,374**
Net credit costs (recoveries)	**20,552**	(199)	**206,080**
Other gains (losses), net	**23,282**	(105,434)	**233,456**
Income (loss) before income taxes	**58,317**	(55,015)	**584,750**
Income taxes (benefit):			
Current	**(7,666)**	(2,779)	**(76,876)**
Deferred	**12,780**	(10,276)	**128,146**
Net income (loss)	**¥ 53,203**	¥ (41,960)	**$ 533,480**
	Yen		U.S. dollars (Note)
Basic net income per common share	**¥ 34.46**	¥ (32.14)	**$ 0.35**
Diluted net income per common share	**28.72**	—	**0.29**

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥99.73=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2008.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

Shinsei Bank, Limited
For the fiscal years ended March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note)
	2008	2007	**2008**
Common stock:			
Balance at beginning of year	**¥ 291,853**	¥ 180,853	**$ 2,926,439**
Issuance of new shares of common stock	**25,000**	—	**250,677**
Conversion from preferred stock	**159,443**	111,000	**1,598,748**
Balance at end of year	**476,296**	291,853	**4,775,864**
Preferred stock:			
Balance at beginning of year	**159,443**	270,443	**1,598,748**
Conversion into common stock	**(159,443)**	(111,000)	**(1,598,748)**
Balance at end of year	**—**	159,443	**—**
Capital surplus:			
Balance at beginning of year	**18,558**	18,558	**186,086**
Issuance of new shares of common stock	**25,000**	—	**250,677**
Balance at end of year	**43,558**	18,558	**436,763**
Stock acquisition rights:			
Balance at beginning of year	**517**		**5,188**
Net change during the year	**740**	517	**7,424**
Balance at end of year	**1,257**	517	**12,612**
Retained earnings:			
Legal reserve:			
Balance at beginning of year	**9,266**	7,777	**92,916**
Transfer from unappropriated retained earnings	**614**	1,489	**6,161**
Balance at end of year	**9,880**	9,266	**99,077**
Unappropriated retained earnings:			
Balance at beginning of year	**257,878**	372,749	**2,585,761**
Appropriation:			
Transfer to legal reserve	**(614)**	(1,489)	**(6,161)**
Dividends paid	**(3,072)**	(7,443)	**(30,803)**
Net income (loss)	**53,203**	(41,960)	**533,480**
Disposal of treasury stock	**—**	(15)	**—**
Retirement of treasury stock	**—**	(63,963)	**—**
Balance at end of year	**307,395**	257,878	**3,082,277**
Unrealized gain (loss) on available-for-sale securities:			
Balance at beginning of year	**4,181**	2,670	**41,927**
Net change during the year	**(39,206)**	1,510	**(393,123)**
Balance at end of year	**(35,024)**	4,181	**(351,196)**
Deferred gain (loss) on derivatives under hedge accounting:			
Balance at beginning of year	**(10,275)**		**(103,037)**
Net change during the year	**12,172**	(10,275)	**122,050**
Balance at end of year	**1,896**	(10,275)	**19,013**
Treasury stock, at cost:			
Balance at beginning of year	**(72,555)**	(6)	**(727,523)**
Purchase of treasury stock	**(1)**	(136,673)	**(19)**
Disposal of treasury stock	**—**	160	**—**
Retirement of treasury stock	**—**	63,963	**—**
Balance at end of year	**(72,557)**	(72,555)	**(727,542)**
Total equity	**¥ 732,703**	¥ 658,866	**$ 7,346,868**

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥99.73=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2008.

BASEL II PILLAR III (MARKET DISCIPLINE) DISCLOSURE

This section describes the information consistent with the Japanese FSA Notification Number 15, based on Article 19.2.1.5.d of the Bank Law Enforcement Rule (Refer to Ministry of Finance Ordinance Number 10), herein referred to as Basel II Pillar III, issued on March 23, 2007. The Accord in this section refers to the Japanese FSA Notification Number 19, herein referred to as Basel II Pillar I, issued on March 27, 2006.

QUALITATIVE DISCLOSURE

1. SHINSEI BANK'S APPROACH TO RISK CAPITAL MANAGEMENT

As part of its comprehensive risk management, Shinsei Bank (the "Bank"), at the start of its fiscal year, determines a Risk Capital budget in consideration of its regulatory capital. This Risk Capital budget is allocated to each business line and monitored. Each month the Management Committee receives a report on the amount of Risk Capital used and the relevant regulatory capital. In this way, senior management can monitor and assess the availability of capital to support current and future activities. At least once a year, the Bank performs stress tests on its estimates of Risk Capital and regulatory capital.

The Bank's current portfolio analysis indicates that there is sufficient capital to support its current activities. The Bank is organized to take action through active credit portfolio management to further optimize capital usage.

- Regulatory capital is calculated for both consolidated and non-consolidated subsidiaries. The Bank's investments in non-consolidated subsidiaries are deducted from Shinsei Bank's regulatory capital.
- In accordance with the Accord's Article 38, the Bank Group's two foreign special purpose companies, which issued preferred securities, are included in the calculation of the non-consolidated capital ratio.

2. CHARACTERIZATION OF BANK SUBSIDIARIES

As of March 31, 2008, there were 104 consolidated subsidiaries and 100 unconsolidated subsidiaries. Seventy seven of these unconsolidated subsidiaries are subsidiaries of Showa Leasing Co., Ltd. The majority of the Showa Leasing subsidiaries are partnerships set up to accommodate leveraged leases.

Among the consolidated subsidiaries, the primary operating companies were:

- Shinsei Trust & Banking Co., Ltd. (trust banking)
- Shinsei Securities Co., Ltd. (securities)
- APLUS Co., Ltd. (installment credit)
- Showa Leasing Co., Ltd. (leasing)
- SHINKI Co., Ltd. (consumer financing)

3. TYPES OF CAPITAL INSTRUMENTS

The Bank has issued common shares, preferred shares, preferred securities, perpetual subordinated bonds and loans, and dated subordinated bonds and loans. Please see "Management Discussion and Analysis of Financial Condition and Results of Operations - Capital Ratios" on page 96 for details on the amount outstanding for each type of capital instrument.

4. CREDIT RISK MANAGEMENT POLICIES AND PROCEDURES

DEFINITION OF CREDIT RISK

Credit risk is defined as the risk of an obligor or counterparty failing to meet its obligations as specified in a transaction agreement. In the case of a loan, credit risk arises from the obligor becoming unable to pay its contractual spread and ultimately finding itself unable to repay the loan principal. Credit risk is found in a variety of transactions across the Bank's portfolio including not only loans, bonds and financial guarantees, but also the risk of a counterparty in a derivative transaction becoming unable to meet its obligations. Credit risk constitutes the largest risk to which the Bank is exposed. The Bank has invested in systems to facilitate credit risk management across its portfolio. As the Bank integrates new subsidiaries and new asset classes into its portfolio, these systems are expanded to accommodate new exposures added to the Bank's portfolio.

CREDIT RISK MANAGEMENT SYSTEM

The Bank's credit risk policies and systems focus on strategic portfolio management, including:

- Assisting management in building a portfolio with a satisfactory return per unit of risk,
- Managing concentration risk that may arise from excessive exposure to particular products or sectors,
- Estimating expected loss as a guide for determining reserve levels against expected portfolio losses,
- Determining how much capital to hold in the event of unexpected, extreme loss, and
- Facilitating stress testing to evaluate the portfolio's strength.

In order to achieve these stated goals, the Bank has established guidelines for managing credit risk as outlined in Shinsei Bank's Core Credit Policies and Procedures.

The credit risk management process focuses on both specific transactions and on groups of specific exposures as portfolios. We will consider each component of this process below:

CREDIT RISK MANAGEMENT OF SPECIFIC TRANSACTIONS

(1) Organization and Systems

An essential characteristic of an effective process for managing credit risk of specific transactions is the development of an evaluation and monitoring system that covers the entire lifecycle of a transaction. This includes identification of a transaction opportunity, approval for granting credit, monitoring after disbursement, action in the event of deterioration, and repayment or termination of the obligation.

Once a corporate loan transaction opportunity has been identified, the approval process begins. Based on the size and nature of the transaction, the Bank's rules stipulate whether approval will be given by the Risk Management Group, the Credit Committee (CC), or the Risk Investment Committee (RIC). A joint-approval system is employed in these committees to enhance objectiveness and transparency of the approval processes. The Internal Audit Division regularly evaluates these credit-related operations. In this way, the business promotion sections, the credit risk management sections, and the audit sections operate independently, ensuring that checks and balances are maintained throughout the Bank.

The RIC also makes decisions on investment transactions. The Bank makes use of the most appropriate and effective risk management approaches available, and has developed the skills and systems necessary to manage these investment transactions in accordance with the Bank's risk policies.

Structured products and other investments are handled in accordance with a process based on Product Programs. A Product Program is defined as a series of financial transactions that are intended to be accumulated as a portfolio based on criteria determined in advance, including purpose, standards, size limits on facilities to be used, expected return and risks, promotion strategy, management approach, method of assessing and monitoring risks, approval authority and exit strategy based on scenarios. The RIC approves all Product Programs.

(2) Obligor Rating System

For corporate exposures, the Bank uses an internal obligor rating system with the following characteristics:

- A model is used to ensure a high level of discriminatory power
- Qualitative factors are incorporated
- Methodology is consistent with ratings issued by external rating agencies
- Consolidated financial statements are incorporated
- Ratings are consistent across industries

The Bank's credit model is designed, based on a set of data, to calculate obligor ratings that are consistent with external agency ratings. The quantitatively-derived ratings are then adjusted to account for various qualitative factors. The final determination of a rating is made by the Credit Ratings Committee (CRC). This approach ensures transparency as the details of the process must be understood and approved by members of the CRC. These ratings are also consistent with the obligor categorizations determined by self assessments.

The Bank's internal obligor ratings are fundamental to the credit approval process, the credit risk monitoring process, and credit portfolio management. In addition to obligor ratings, the Bank determines facility ratings, taking specific characteristics of the transaction into account, based on the potential loss of each transaction.

Since January 2007, a obligor rating system and facility rating system similar to those adopted in the Bank have been introduced in the analysis of major customers of lease receivables at Showa Leasing.

(3) Pool Classification

Given the large number of retail exposures, the Bank pools these exposures based on characteristics that create reasonably homogeneous sub-portfolios of borrowers. In this way, the Bank conducts timely and regular analysis of both sub-portfolios of exposures as well as the entire Bank Group's portfolio. The principal retail exposures to which pool classification is applied are housing loans originated by the Bank itself, the installment credit receivables of APLUS, and small-lot leasing transactions of Showa Leasing.

PORTFOLIO-BASED CREDIT RISK MANAGEMENT

The accumulation of a portfolio of exposures creates the possi-

bility of concentration risk. The Portfolio and Risk Management Division (PRMD) analyzes such risks and monitors the diversification of the portfolio. Diversification is analyzed across industries, ratings, customer types, and corporate groups. Each month PRMD prepares a report for management on the Bank Group's portfolio as well as on obligor ratings transition factors. On a quarterly basis, PRMD submits to the RIC a comprehensive report concerning the Bank Group's portfolio including analysis of the factors driving diversification.

PRINCIPAL "CREDIT RISK MANAGEMENT STANDARDS"

For Basel II, the Foundation Internal Ratings-Based Approach (F-IRB) has been adopted by the Bank for calculation of credit risk-weighted assets. In accordance with this approach, the Bank established "Credit Risk Management Standards," which document the framework. This documentation also covers the details of the Bank's internal rating system, which covers rating design and operation, internal control, use of internal rating and risk quantification.

These Standards contain "Shinsei Bank's Core Credit Policies," describing basic principles of the Bank's internal rating system. In addition, these Standards provide the details of management policy and procedures in the form of specific rules for each group of exposures in the portfolio.

INTERNAL CONTROL ROLES AND RESPONSIBILITIES

The Bank Group's internal control system for credit risk management has been set up in accordance with current regulations.

(1) Credit Risk Management

The risk management sections of the Bank and its subsidiaries undertake the roles and responsibilities for the Bank's management of credit risk. Functions are divided into Credit Risk Management Sections, responsible for the management of each asset category, and the Credit Risk Control Section (a section specified in the Risk Management Group of the Bank), responsible for management across asset categories.

(2) The Board of Directors and the Management Committee

As the Bank is a "Company with Committees" *(iinkai setchi-gaisha)*, the authority to execute business operations is delegated to the Management Committee. The Management Committee makes operational business decisions. Specifically, the Management Committee grants approval for the establishment, revision and repeal of fundamental rules governing the design and operations of the Bank's internal rating system as well as the estimation and validation of parameters used in this system.

(3) Overall Executive Oversight

The Representative Executive Officers, Chief Financial Officer (CFO) and Group Head of Risk Management undertake this role and responsibility.

(4) Daily Operational Executive Oversight

The Group Head of Risk Management undertakes this role and responsibility.

(5) Audit Section

At least once a year, the Internal Audit Section evaluates the Bank's internal rating system and ensures the system is in compliance with existing regulations.

APPLICATION OF THE INTERNAL RATING SYSTEM

The Bank uses its own internal rating systems for portfolios to which the F-IRB Approach are applied. These items are listed in the "Exhibit" for each portfolio.

The internal rating system is applied to corporate and retail exposures as categorized below. The rules for applying the internal rating system are part of the Bank's overall "Credit Risk Management Standards."

(1) Corporate Exposure

- Corporate exposure
- Financial institution exposure
- Sovereign exposure
- Non-recourse real estate loans (specialized lending using slotting criteria)
- Credit trading claims
- Claims not subject to pool management
- Claims against individuals for the purpose of funding a business
- Claims against a business with exposure after "aggregation" *(nayose)* on a consolidated basis of ¥100 million or more

(2) Retail Exposure

Retail exposures are defined as:

- Exposures subject to pool management
- Claims against an individual (except for a claim for the purpose of funding business operations), or claims against a corporation (including an individual with the purpose of funding a business) with an outstanding amount of less than ¥100 million after the "aggregation" *(nayose)* on a consolidated basis.

Features of these products and credit analysis standards

may vary between the Bank and its subsidiaries. As such, specific pool classification systems for each product are applied at each entity, in accordance with established guidelines.

ESTIMATION AND VALIDATION OF PARAMETERS

The approach for estimation and validation of parameters such as Probability of Default (PD), Loss Given Default (LGD), and Exposure at Default (EAD) is set forth in "Credit Risk Management Standards." Ratings, pool classifications and estimated parameters are also used for internal control. Depending on the specific characteristics of the Bank Group's portfolios, the parameters used for internal control may differ from the parameters used in the course of calculating the regulatory capital ratio of the Bank Group. The existence of differences and the rationale for such differences is stated in the guidelines for parameter estimation and validation.

STRESS TESTS

Specific implementation guidelines are established for stress tests used in the assessment of capital adequacy, and credit risk stress tests to assess the effect of certain specific conditions on the Bank's regulatory capital requirements. Stress test results are reported to senior management at least once a year.

RESERVE POLICY

A reserve for credit losses of the Bank and its subsidiaries is provided as detailed below, pursuant to the predetermined internal rules for providing such reserves according to the obligor categorizations based on the self assessment of their assets.

A general reserve for claims against normal obligors, need-caution obligors and substandard obligors is provided based on the specific actual past loss experience.

A specific reserve for claims to possibly bankrupt, virtually bankrupt and legally bankrupt obligors is provided based on the full amount of the unsecured, un-guaranteed portion of the respective claims after a solvency assessment.

For claims against obligors that are possibly bankrupt (that is, those that are not presently bankrupt but are likely to go bankrupt in the future), a specific reserve is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims against obligors that are legally bankrupt (due to bankruptcy and special liquidation) or virtually bankrupt, a specific reserve is provided based on the amount of claims, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

The reserve for loans to restructuring countries is provided based on the amount of expected losses due to the political and economic situation in each country.

Additionally, with regard to claims against possibly bankrupt obligors and substandard obligors, a reserve is provided based on the discounted cash flow method when the obligor's future cash flows for debt service are reasonably estimable and the balance of claims to such obligors is large.

TRANSITION PLAN FOR MOVING A PORTION OF THE BANK'S PORTFOLIO, WHICH HAS NOT YET APPLIED F-IRB, FROM THE STANDARDIZED APPROACH TO THE F-IRB APPROACH

The F-IRB Approach will be applied at a future date to the one portfolio and three entities listed below. Currently, this portfolio and the portfolio of these three entities are considered to be comprised of "roll-out" exposures. The Bank follows the Standardized Approach for evaluating these exposures.

(1) Residential mortgages at the Bank: because this business started in 2003, the Bank has not collected enough historical default data (especially for estimation of LGD) for F-IRB calculation. Once the Bank has collected sufficient historical default data (in four years), IRB (retail) will be applied to this portfolio.

(2) Zen-Nichi-Shinpan: a subsidiary consolidated to Shinsei in fiscal year 2005. To secure historical data for a longer period and to further develop its internal rating system, the Bank Group plans to apply IRB (retail) for this subsidiary two years from now.

(3) Shinki: a subsidiary consolidated to Shinsei in fiscal year 2007. To secure historical data for a longer period and to further develop its internal rating system, the Bank Group plans to apply IRB (retail) for this subsidiary three years from now.

(4) S.S. Solutions: a subsidiary consolidated to Shinsei in fiscal year 2007. Detailed roll-out plan to adopt IRB (retail) will be finalized based on its strategy for data maintenance/internal rating system design.

In the case of portfolios to which the Standardized Approach is applied, the Bank will use ratings from the following qualified rating agencies to determine exposure risk weights:

S&P, Moody's, Fitch, R&I and JCR

CREDIT RISK MITIGATION POLICIES AND PROCEDURES

(1) Policies and framework for mitigating credit risk

The Bank mitigates credit exposure with collateral and guarantees to reduce the credit risk of obligors. The Bank has a clear framework regarding methods for mitigating credit risk. Basic procedures and descriptions of controls, as well as types of standard collateral, guarantees necessary in granting credit, evaluation methods for different types of credit and collateral, possible "haircuts" to collateral and regular revaluation of collateral, are stipulated in the Bank's credit procedures.

(2) Controls concerning overall methods to mitigate credit risk

The Bank uses net exposure for capital calculations after netting deposit and loan claims. All collateral and guarantees are registered in a dedicated system. The information is linked to obligor and credit account data. Collateral and guarantees are revalued at least once a year. Perfection of security interest, currency, date and correlation between collateral and counterparty are checked. The Bank uses credit derivatives for credit risk mitigation in required regulatory capital calculations as active credit portfolio management.

(3) Eligible financial asset collateral

Financial asset collateral types are defined by the Bank to include deposits, fixed income securities, equities and commercial paper.

(4) Eligible collateralized claims

Collateral types in this category include commercial bills, rights to claim return of security deposits, rights to claim return of construction funds, loan receivables, leasing and sales installment receivables and beneficial interests in trust.

(5) Eligible real estate collateral

Collateral types in this category include land and buildings, plants and foundations including industrial foundations.

(6) Other asset-backed collateral

Eligible other asset-backed collateral is defined by the Bank as aircraft and ships.

(7) Guarantees

Guarantors are classified into the following categories: governments, central banks, municipalities, public institutions, credit guarantee associations, banks, general business entities and individuals.

5. POLICIES AND PROCEDURES FOR COUNTERPARTIES OF DERIVATIVE PRODUCT AND TRANSACTIONS WITH LONG-HORIZON SETTLEMENT PERIODS

COUNTERPARTY RISK

Credit risk arising from market trading, such as derivatives, is controlled based on fair market value and estimation of future price volatility.

ALLOCATION OF CREDIT LIMITS

In order to accurately reflect the Bank's overall exposure, counterparty limits are added to any other credit exposure for each obligor.

CREDIT ENHANCEMENT BASED ON COLLATERAL AND RESERVES

Credit enhancement measures are taken to mitigate the Bank's concerns regarding certain obligors' credit quality as well as concentration risk in the Bank's portfolio.

The Bank follows the guidelines outlined in the ISDA Credit Support Annex (CSA), which has been accepted by many financial institutions. Accordingly, reserves that are adequately marked to market are treated as normal claims *(seijo saiken)*. In the case that collateral coverage is below the mark-to-market exposure, reserves are determined according to the obligor's credit quality.

POSSIBILITY OF THE BANK POSTING ADDITIONAL COLLATERAL DUE TO A DECLINE IN THE BANK'S CREDIT QUALITY

If the Bank's credit quality were to decline and be reflected as such in the assignment of lower external ratings, the Bank may be required to provide additional collateral to counterparties in transactions subject to the ISDA Credit Support Annex (CSA).

6. EQUITY RISK MANAGEMENT

The Bank's equity investments are in general approved by the RIC, based on their risk-return profile as investments. For certain fund investments, the RIC has approved a Product Program approach by which the RIC delegates approval authority within the Program limit. For investments that do not meet the delegation criteria, RIC approval is required.

The risk management methodology for each investment is determined to reflect its type and investment purpose. Each risk is recognized and monitored appropriately using VaR, Net Asset Value method, or a specifically-created Risk Capital cal-

culation logic. For securities that do not have fair market values, self assessments are conducted.

Risks held within each Product Program are reported monthly to senior management. In addition, a detailed explanation is provided to the RIC on a quarterly basis by the Risk Management Group.

7. SECURITIZATION EXPOSURE RISK MANAGEMENT POLICIES AND PROCEDURES

BANK RULES

The Bank is active in securitizations and manages securitization transactions as follows:

(1) Originator

For fundraising, mitigation of exposure concentration and balance sheet management purposes, the Bank securitizes loans and APLUS securitizes card credit receivables.

As an originator, the Bank manages the credit risk of its securitized transactions using the assumption that original debts are maintained on its books. Since the purpose of these transactions includes acquiring funds, mitigating exposure concentration and managing the Bank's balance sheet, securitization transactions are a tool to control liquidity risk.

(2) Investor

The Bank invests in securitization transactions which are backed by various financial products.

The Bank also re-securitizes some securitized products which the Bank has purchased and may hold the subordinated/residual portion.

As a general rule, the Bank manages the risks arising from securitization exposure, according to the types of products based on the Bank's Product Programs. In each Product Program, the transaction approval authority, size of the line to be used, methods for management, risk-checking monitoring and scenario-specific exit (loss limit) are defined.

When the Bank invests in and monitors securitization exposures, the Bank focuses on external ratings and their changes as one of the effective indicators. The Bank not only refers to the external ratings but also monitors the actual performance of underlying assets through trustee reports and independently analyzes the forecasted performance of underlying assets to assign an internal rating to each transaction.

The risks related to securitization exposures are properly identified and managed. Risk Capital is calculated based on the internal rating assigned to each transaction. In addition, if the investments fall under the category of securities that do not have fair value or market value, the Bank recognizes and manages the risk through self-assessment. The investment judgment is determined based on those analyses and expected return. After the investment is executed, the performance of underlying assets is monitored on an ongoing basis and the Bank monitors the impact of covenants and "triggers" on the risk of each securitization exposure.

Based on the Product Programs, the status of using the program and of observing the established guidelines are verified on a monthly basis. Furthermore, transactions to be watched because of changes in environment/markets or for specific reasons are reported to the senior management, together with the program status. Monthly updates as well as comprehensive quarterly reports on the programs are provided and presented to the RIC by the Risk Management Group.

(3) Servicer

The Bank acts as a servicer when loans which were originated by the Bank are used as underlying assets in securitization.

Similarly, when financial assets originated by APLUS are used as underlying assets for a securitization, APLUS serves as a servicer.

(4) Swap provider

In some transactions wherein the Bank is the arranger, the Bank provides swaps in order to mitigate interest rate risk within a specified range or to manage any cashflow difference between interest from underlying assets and coupons from the securities backed by the same assets.

CALCULATION METHODS FOR DETERMINING THE AMOUNT OF CREDIT RISK IN THE CONTEXT OF SECURITIZATION EXPOSURE

Risk weights are calculated based on internal rules entitled "Standards for Administering Risk Weight Calculation for Securitization Exposure." In general, the amount of credit risk assets related to securitization exposures is calculated using the Ratings-Based Approach (RBA).

In certain cases, where ratings have not been assigned by qualified rating agencies, the Risk Management Group and Finance Group may approve exceptions to using the RBA. For such transactions, the Bank has sufficient data to estimate PDs and LGDs of the original assets, and therefore can calculate the transaction-specific PDs, LGDs and credit risk amount based on the Supervisory Formula Approach.

Where no ratings are assigned by qualified rating agencies

and no data are available for estimating the PDs and LGDs of original assets, the Bank's investment amount is deducted from the Bank's capital.

ACCOUNTING POLICY ADOPTED FOR SECURITIZATION TRANSACTIONS

(1) When assets to be securitized are owned by the Bank, securitization assets are removed from the balance sheet and assignment of gains and losses are calculated based on the financial component *(zaimu-kousei-youso)* approach.

The assets sold and retained interests are recognized as separate components of a transfer of financial assets. Those components in the transferred assets are measured by allocating the previous carrying amount between the assets sold and retained interests based on the relative fair values at the time of transfer. Based on the calculated values of assets that are sold, gains or losses on the transfer are recognized.

However, when assets are securitized for fundraising purposes, the book value to be credited on the balance sheet is adjusted in order to prevent generating any initial profits, after removing the assets from the balance sheet using the financial component approach.

(2) When the Bank purchases securitized products, Accounting Standards for Financial Products apply to each financial asset.

(3) Fee income earned by the Bank in arranging securitization for other parties (no investment) is treated as non-interest income.

QUALIFIED RATING AGENCIES WHOSE RATINGS ARE USED BY THE BANK IN DETERMINING SECURITIZED EXPOSURE TYPE-SPECIFIC RISK WEIGHTS:
S&P, Moody's, Fitch, R&I, and JCR.

8. MARKET RISK MANAGEMENT POLICIES AND PROCEDURES

DEFINITION OF MARKET RISK

Market risk, which is the risk associated with changes in the value of financial instruments from fluctuations in bonds price, foreign exchange rates, interest rates, stock prices, credit spread and other market-determined price mechanisms, is inherent in all assets and liabilities, as well as off-balance sheet transactions.

MARKET RISK MANAGEMENT POLICY

We manage market risk by segregating the overall balance sheet into a trading book and a banking book. The ALM Committee, chaired by the Bank's CEO, is the senior review and decision-making body for the management of all market risks related to asset/liability management. The actual risk limits for asset/liability management as well as trading, such as the Value-at-Risk (VaR) method, are approved by the ALM Committee. VaR is the potential loss in value of the bank's trading book positions due to market movements over a defined time horizon with a specified confidence level.

The Market Risk Management Committee serves as an arm of the ALM Committee and is chaired by the Group Head of Risk Management, with senior representatives from related divisions. The committee meets weekly to review detailed market risk and liquidity reports from the Market Risk Management Division, which is responsible for the objective and timely recognition, monitoring and reporting of market risk in both the Bank's trading and banking operations. In addition to reporting risk information to management, administrative divisions and front office units, the Market Risk Management Division carries out regular risk analyses and recommendations.

MARKET RISK MANAGEMENT SYSTEM

The Group Treasury Division manages asset and liability risk arising from normal banking operations and the Capital Markets Division manages the active risk from the Bank's trading operations. The Group Treasury Division and each unit within the Capital Markets Division are assigned overall risk limits.

The Market Risk Management Division is responsible for the objective and timely recognition, monitoring and reporting of market risk in both the Bank's trading and banking operations. In addition to reporting risk information to management, administrative divisions and front office units, this division carries out regular risk analyses and recommendations. The transaction execution, operations and risk management sections operate independently, establishing a system of effective checks and balances.

QUALITATIVE MARKET RISK MANAGEMENT

The Bank has built a system capable of facilitating the recognition and management of market risk by quantifying this risk frequently, tracking it objectively, and making adjustments according to market trends.

Market risk management relies on a five-step process.

1. Construct a transaction information database.
2. Clarify data according to the nature of the risk.

3. Quantify the risk based on the characteristics and nature of the risk.
4. Summarize and report the overall risk calculation.
5. Determine appropriate adjustments based on the reported risk calculations.

To obtain a precise picture of the current risk position, transaction data must be accurate and complete. Measurement definitions must be valid, and valuation criteria such as rates and prices must be reliable. The Bank's market risk measurement system meets all of these requirements.

MARKET RISK MEASUREMENT METHODOLOGY

The Bank uses a Value-at-Risk (VaR) approach in its trading operations. For general market risk, internal-model VaR calculation started from March 31, 2007 for Shinsei Bank and Shinsei Securities. This internal model makes use of a Historical Simulation Method for all books except foreign exchange related risks where a Variance-Covariance Method is used. Specific risk is reported using the Standardized Method. The VaR calculation uses a 99% confidence interval, ten day horizon period and 250 observation days. Risk Capital is measured on a presumed one-year holding period basis.

Please refer to the VaR data table.

Market Risk Methodologies

		Trading	FX-related Risks except Trading
Shinsei Bank	General Market Risk	Internal Model Method • Historical Simulation Method except FX-related risks • A Variance-Covariance Method for FX-related risks	Standardized Method
	Specific Risk	Standardized method	
Shinsei Securities	General Market Risk	Internal Model Method •Historical Simulation Method	Standardized Method
	Specific Risk	Standardized Method	
Other Subsidiaries		—	Standardized Method

(VaR data table) VaR amounts as calculated at the end of March 2008 together with the high, mean and low VaR in fiscal year 2007 (99% confidence interval, 10 day horizon period)

	Millions of yen	
	Consolidated	Non-consolidated
VaR at the end of year	4,206	3,980
VaR through this year		
High	5,131	4,392
Mean	2,688	2,352
Low	1,517	1,213

EXPECTED HOLDING PERIOD AND ADEQUATE PRICING METHOD TAKING POSSIBILITIES INTO CONSIDERATION THAT ACTUAL HOLDING PERIOD MAY EXCEED EXPECTED HOLDING PERIOD

The expected length of time necessary to close a position in the trading books is ten days. The VaR framework is using this ten day horizon period to accomodate this fact.

INTERNAL MODEL VALIDATION

The validity of the Bank's market-risk VaR model is verified through back-testing, which examines how frequently actual daily profit or loss exceeds daily VaR for a one-day holding period. Back-testing of the sample data for fiscal year 2007 confirmed the continued reliability of the Bank's VaR model.

The back-testing results are reported daily to the trading divisions and quarterly to senior management. The back-testing results for fiscal year 2007 show that the number of days in which Loss Amount exceeded VaR on a consolidated basis was zero.

Under the Internal Model method, the Bank has initiated stress testing using 40 scenarios. Stress tests are produced on a weekly basis and reported to the Market Risk Management Committee.

ASSUMPTIONS AND VALUATION METHOD FOR INTERNAL CHECK OF CAPITAL EFFICIENCY

When we evaluate capital sufficiency for market risk using risk capital, we convert the above mentioned calculation method using a one year horizon.

LIQUIDITY RISK MANAGEMENT

The Bank's ALM Committee is the senior review and decision-making body for the management of liquidity risk. The ALM Committee manages liquidity risk by establishing the short-term liquidity gap structure limits and minimum liquidity reserve levels.

The Bank's "Cash Liquidity Risk Management Policy," reviewed and approved periodically by the ALM Committee, stipulates the guidelines and norms for appropriate liquidity risk management.

To quantify liquidity risk, we have developed three liquidity forecast models:

- Business as Usual model: This model forecasts the liquidity situation on an ongoing basis. The output of this model is an estimate of the funds we need to raise under normal circumstances.
- Stress/Event model: This is a liquidity forecast under extraordinary circumstances. The output of this methodology is the outflow of funds under extraordinary circumstances.
- Contractual Maturity model: This is a liquidity forecast on the assumption that assets and liabilities will be liquidated at contracted maturity. The model indicates how much we need to raise based on the Bank's actual contractual obligations.

The output of these models is carefully analyzed and presented monthly to the ALM Committee together with a recommendation on the liquidity gap structure and minimum reserve level, as well as the underlying rationale, which is determined as follows:

- The first requirement of the test is that we should be able to survive in a crisis or emergency situation; based on the assumptions relating to inflow and outflow in a stress situation, the net cumulative outflow over a specified period should not exceed available reserves.
- If available reserves are insufficient to meet the test, actions to remedy the situation, such as increasing reserves or changing the Bank's liability profile, must be taken.
- If available reserves are sufficient to meet the test, then available reserves may be reduced, but only if the first stress test (emergency survival test) is still met and the liquidity gap at various times is within approved gap limits.

BANKING BOOK INTEREST RATE RISK MANAGEMENT

(1) Interest Rate Risk Management

The Bank's risk management of banking book assets and liabilities is managed based on our "Asset Liability Management Policy for Banking Account." Risk is monitored on a daily basis. The ALM Committee meets on a monthly basis in order to provide management with appropriate and timely reports on the status of the Bank's interest rate risk exposure. This committee also reviews and makes decisions on ALM policies and related topics. The purpose of comprehensively managing assets and liabilities is to optimize the overall interest income for the medium- to long-term by appropriately balancing interest rate risks on assets and liabilities and liquidity risks arising in the ordinary course of operations. This optimization is achieved by maintaining the appropriate balance between the following two approaches.

- Static point of view: Stabilize fluctuations and the range of changes in interest income based on the Bank's estimation by adjusting interest rate risks resulting from gaps in the amount of assets and liabilities, terms and the current interest rate conditions.
- Active point of view: Increase interest income by restructuring the present combination of assets and liabilities into a structure to generate more return per unit of risk.

For banking book interest rate risk management, in addition to limits or guideline including net 100bpv and equity duration, net interest income simulation is used. Interest income is simulated in order to monitor risk status on both a net present value and accounting basis. The Bank monitors the shape of the yield curve and regularly analyzes scenarios such as sudden steepening or flattening of the yield curve. The impact of these scenario changes on assets and liabilities is also evaluated.

(2) Stress scenarios and outlier criteria

In the context of the outlier criteria for the second pillar of Basel II, the Bank has adopted a 2% parallel-shift scenario. This measures fluctuation in the economic value of assets and liabilities on the banking book as a result of a 2% interest rate shock. This scenario is consistent with the Bank's interest rate risk sensitivity analysis, which is used for internal control purposes. This approach enhances the clarity of the scenario analysis.

(3) Calculation method for interest rate risk

•Housing loan prepayments

Instead of using contractual maturity, the cash flows for housing loans are based on a particular prepayment ratio, which is determined using actual prepayment data for similar loans and pricing in the housing loan securitization market. This data is incorporated into the interest rate risk calculation for the banking book. Prepayment rates are reviewed as appropriate.

•Definition of core deposits

The Bank has adopted an internal model for determining the maturity of core deposits. This system defines customer-specific and currency-specific maturities of ordinary deposits. In particular, the anticipated residual maturity model, wherein a probability distribution is applied, has been used for determining the maturity of yen-denominated retail ordinary deposits which account for the majority of the Bank's deposits.

According to this model, the average term is about 1.8 to 1.9 years (the longest term is 5 years).

Regarding other corporate deposits and liquid foreign currency deposits, an average term of 10.5 months has been

reflected in the interest rate risk calculation in the banking book.

The parameters and models for core deposits are reviewed as necessary.

(4) Banking book interest rate risk calculation method by consolidated subsidiaries for internal management purpose

In general, consolidated subsidiaries conduct risk management under the supervision of the Board of Directors or ALM committee except for SPVs and other such entities whose risk management is integrated into the Bank's business.

Interest rate risk of consolidated subsidiaries, which have interest rate sensitive assets and liabilities, are based on each subsidiary's interest rate risk management method and included in consolidated interest rate risk. At this time, a 2% interest-rate shock is adopted and used for outlier criteria calculation.

Amounts of gains (losses) from a 2% upward interest-rate shock on the banking book at the end of March 2008:

	Billions of yen	
	Consolidated	Non-consolidated
JPY	(35.5)	(16.9)
USD	1.2	1.2
Other	0.6	0.6
Total	(33.5)	(14.9)

9. OPERATIONAL RISK MANAGEMENT POLICIES AND PROCEDURES

MANAGEMENT POLICIES AND PROCEDURES

(1) Definition of Operational Risk

The Bank classifies operational risk into several risk categories, such as operational and administrative risk, compliance risk, labor-related risk, systems risk, extensive disaster risk and material object risk, which are applied across the Bank and its consolidated subsidiaries.

(2) Operational Risk Management System

The Bank manages operational risk at multiple levels as follows:

- Management by business lines according to the nature of each business
- Cross-organizational management by designated management divisions for respective risk categories mentioned above (hereinafter "designated management divisions") and by the firm-wide management division of operational risk (hereinafter "firm-wide management division").
- Verification by the Internal Audit Division on the appropriateness and effectiveness of the overall risk management system
- Based on reports and proposals, the Management Committee makes decisions on important items, including general rules and organizational changes related to operational risk management

The designated management divisions and the firm-wide management division are independent from business lines, and are professionally well-versed to manage overall operational risk and each risk category. The divisions develop uniform management standards and procedures, capture and evaluate errors and irregularities, conduct causal analysis and support establishment of recurrence prevention measures. Moreover, the divisions meet on a monthly basis to share information, identify challenges and promote measures for each risk category, as well as to implement effective operational risk management.

Operational risk is recognized and evaluated through review of internal errors and irregularities that have occurred, as well as through consideration of potential errors and irregularity scenarios that may occur less frequently but may have a significant impact. Uniform standards for collection and evaluation of errors and irregularities are established to capture and/or evaluate significant actual errors and/or irregularities on a regular basis. Procedures are determined to ensure that potential errors and irregular scenarios for each business operation are specified and their frequency and severity are evaluated in a complete and appropriate manner on an at least an annual basis.

Such identified and evaluated risks are reported to senior management by the designated management divisions and the firm-wide management division and, based on an internal model (loss distribution approach), are used in Risk Capital measurement for internal management purposes.

(3) "Operational Risk Management Standards"

"Operational Risk Management Standards" are a set of policies and procedures used to define the organizational framework, specific methods and processes for operational risk management. They are composed of the following:

- "Operational Risk Management Policy"
- Specific management rules
- Management rules at consolidated subsidiaries

"Operational Risk Management Policy" is the highest set of rules on operational risk management, and is established, revised and repealed only with the approval of the Management Committee. To ensure comprehensive and consistent operational risk management within the Bank Group, the Policy establishes risk definitions, governance and basic policies on operational risk management, and the basic framework for risk capture, evaluation, monitoring, reporting, control and mitigation.

Specific management rules include management standards and procedures for each respective operational risk category, and for new businesses and products. The rules are established, revised and repealed by the approval of the Management Committee and/or the Group Head in charge.

Management rules at each consolidated subsidiary are composed of comprehensive rules on overall operational risk management and specific rules for respective operational risk categories. Consolidated subsidiaries establish, revise and repeal rules by the approval of their Board of Directors, according to their risk characteristics and specific internal controls. Their establishment, revision and repeal are subject to prior discussions with and after-the-fact reports to the Bank to ensure consistency with the Bank's risk management rules.

METHODOLOGY TO CALCULATE OPERATIONAL RISK UNDER BASEL II

The Standardized Approach is adopted by the Bank.

Amount of required capital for Operational Risk in fiscal year 2007:

	Millions of yen	
	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
The Standardized Approach	37,078	20,324

PRINCIPAL "CREDIT RISK MANAGEMENT STANDARDS"


Corporate Exposures
Retail Exposures
Shinsei Bank
(Corporate, Sovereign, Bank, Specialized Lending, Equity)
Showa Leasing
(Corporate, Other Retail)
APLUS
(Residential Mortgage, Qualifying Revolving Retail, Other Retail)
Shinsei Bank
(Purchased Residential Mortgage/ Purchased Other Retail; Residential Mortgage (roll-out asset to IRB))
Overall
Shinsei Bank Core Credit Policies
Internal Controls on Internal Rating System of Corporate Exposures
Comprehensive Standards for Internal Rating System for Retail Exposures
Internal Rating System Design/ Operations
Obligor Rating Standards
Internal Rating System Preparation and Operation Standards for Specialized Lending
Standards for Internal Rating System
Credit Policy/Credit Risk Management Official Regulations
Pool Categorization Methods and Parameter Estimation/Verification Criteria regarding Purchased Housing Loans
Shinsei Housing Loan Pool Category Handling Standards
Credit Rating Standards
Credit Risk Estimation Rules
Facility Rating Standards
Facility Rating Standards
Guidelines of Pool Classification
Self-Assessment Standards/Manual
Self-Assessment Manual/Procedures
Self-Assessment Standards
Self-Assessment Standards/Manual
Risk Quantification/ Validation
Estimation/Validation Standards (for Corporate Exposures)
Estimation/Validation Standards (for Retail Exposures)
Parameter Estimation and Validation Standards for Housing Loan Exposure
Parameter Estimation Standards
Guidelines of Parameter Estimation
Pool Categorization Methods and Parameter Estimation/Verification Criteria regarding Purchased Housing Loans
Others
Standards for Implementing Stress Tests in Basel II Regulatory Capital Measurement
Comprehensive Standards for Measuring and Managing Dilution Risks
Standards for Measuring and Managing Dilution Risks of Purchased Loans

EXHIBIT

Type of Exposures			Shinsei Bank (Non-Consolidated)	
			(a) Corporate Exposures, (b) Sovereign Exposures, (c) Exposures to Banks, and (d) Equity Exposures (Exposures to which Internal Rating and PD/LGD approach is applied)	(e) Specialized Lending
Type of Internal Rating Approaches to be Used			• Obligor rating based on the rating estimation model • Facility rating based on the obligor ratings/expected losses	Rating in accordance with the capital rating structure model based on LTV.
Summary of Internal Rating System	Structure of Internal Rating System	Summary of Rating System	An internal obligor rating system has been adopted since February 2001. This system: • Uses a highly precise model to obtain the ranking of creditworthiness and reflects appropriate qualitative factors • Conforms with external rating agencies • Applies on a consolidated basis • Conforms the rating system across industries For categorizing each individual transaction, an obligor rating and a facility rating system, based on expected losses taking into account the status of the preservation of claims, has been implemented since May 2001. Also, a facility rating, in addition to the total amount of credit to an obligor group, has been introduced to enable more appropriate credit judgment.	"Specialized Lending" refers to a claim whose source of recovery is solely dependent on the cash flow generated from a transaction such as a real estate non-recourse loan. As the risk profile is different from that of general corporate exposure and also the frequency of occurrence of actual default is quite low, the framework of Basel II permits the classification into a designated category by using the Guideline for Judging Risks based on FSA Notification ("Slotting Criteria") and calculation of risk assets. This "Slotting Criteria" is applied for calculating required regulatory capital, and internal ratings are estimated through the following process. • Quantitative rating is estimated based on LTV. • Qualitative adjustments are made on quantitative rating.
		Obligor Rating (Corporate) Facility Rating (Corporate)	**Obligor Rating** i) Model score: A quantitative model score is derived based on the financial data of a customer by applying a neural network model prepared by using external ratings as a benchmark. Financial data from "Nikkei Needs Financial Information" and "Shinsei Financial Analysis System Data" were used for calculation of model scores. ii) Verification of reliability of obligor financial data iii) Overall adjustment: Unrealized profit or loss and external ratings. Obligor ratings for Sovereign/Bank exposures are assigned based on specific rules as "Obligors Subject to Special Treatment." **Facility Rating** Derived on the basis of expected loss rate by taking into account the following factors. i) Probability of Default (PD) corresponding to an obligor rating/term of credit ii) Loss Given Default (LGD) corresponding to the status of credit enhancement of a facility. Facility rating system is not implemented for equity exposures.	**Obligor Rating and Facility Rating** The obligor rating is derived based on the rating approach in line with the foregoing framework. However, as the facility rating is directly calculated, no particular distinction is made between the obligor rating and the facility rating.
	Usage of Various Estimated Values (Use Test)		Facility rating is derived and assigned based on Expected Loss (EL) calculated from the PD corresponding to the credit rating. EL using the foregoing PD is also applied to pricing. PDs are used for calculating and allocating Risk Capital. No specific pricing rule with PD/LGD Approach for Equity exposures.	In the rating system, a rating derived in accordance with the above is also used for credit assessment of a transaction.
	Management of Internal Rating System and Validation Procedures	Management of Internal Rating System	Portfolio and Risk Management Division (PRMD) of the Bank is in charge of designing the rating system and ratings are assigned by the Credit Rating Committee. PRMD is in charge of estimation and validation of parameters. Internal Audit Division (IAD) of the Bank audits all these processes.	Financial Engineering Risk Management Division (FERM) of the Bank is in charge of the design/management of the rating system. FERM and PRMD are jointly in charge of validation. IAD audits all these processes.
		Validation Procedures	**Quantitative Validation** Model ratings and final credit ratings are validated in a manner as multifaceted as possible using Shinsei Bank data, Showa Leasing data and external databases. 1) Back Testing: using historical data, credit ratings goodness of fit, and Accuracy Ratio (AR) by segments, such as industry and sales scale, are validated. 2) Benchmarking: Comparison between internal and external ratings and mapping analysis are performed for the obligors with external ratings. **Qualitative Validation** Examinations of the newly defaulting obligors and rating transition analyses are conducted, and operations of individual assessments are examined.	The Bank validates the process by comparing simulated quantitative rating (based on quantitative data only) with a rating assigned by external agencies for CMBS transactions whose terms and conditions are available.
Summary of Rating Assignment Procedures for Each Portfolio	Rating Assignment Procedures		The assigned rating is approved by the Credit Rating Committee, an internal committee. Ratings are revised at least once a year.	FERM is in charge of the assignment of internal ratings and mapping to the slotting criteria.
	Estimation of Parameters		PDs of corporate exposures are estimated by defining a default as any of the following: i) obligor categorization under self assessment falls to sub-standard (9B) or lower, ii) sale of claims at 30% economic loss, iii) amount of overdraft exceeds the maximum amount of the overdraft facility for 3 months. 1) Characterization of the Bank's internal data: Observation period is from end of March 2001, and population is obligors with loan exposures in (a) - (c). 2) Estimated PD data of the population that is treated as the corporate exposures at Showa Leasing (observation period: from end of March 2003). 3) For obligors at 3 rank or higher where track record of default is scarce, the PDs are estimated based on corporate bond spreads. 4) For Sovereign exposures, estimated PD for 0A is 0.00% for required regulatory capital calculation purposes.	The mapping of internal ratings to the slotting criteria is as follows: i) Strong: 1AF - 4BF ii) Good: 4CF iii) Satisfactory: 5AF iv) Weak: 5BF - 6CF and 9AF

EXHIBIT

Type of Exposures			Shinsei Bank (Non-Consolidated)		Showa Leasing
			(f) Residential Mortgage Exposures (Housing Loans) [Roll-out Assets from Standardized Approach to IRB Approach by 3/31/2012]	(g) Purchased Residential Mortgage Exposures (A portion is classified as Purchased Other Retail Exposures)	(h) Corporate Exposures, (i) Sovereign Exposures
Type of Internal Rating Approaches to be Used			Pool classification based on a matrix of obligor and transaction attribute and delinquency (Expected roll-out period: 5 years)	Pool classification by portfolio and by delinquency status	Obligor rating based on a rating estimation model Facility rating based on an obligor rating/ expected loss
Summary of Internal Rating System	Structure of Internal Rating System	Summary of Rating System	The criteria for pool classification is LTV (Loan to Value ratio) and DTI (Debt to Income ratio).	These exposures are housing loans originated by lenders other than the Bank, and purchased as portfolios by the Bank. Pools are classified on a portfolio basis and delinquency basis. Business purpose loans collateralized by real estate to retail customers are classified as purchased other retail exposures or purchased corporate exposures.	An obligor rating system has been introduced that is identical to the system used at the Bank. Facility ratings based on EL for each transaction are established.
		Obligor Rating (Corporate) Facility Rating (Corporate) Pool Classification (Retail)	**Pool Classification** Criteria for pool classification are: i) LTV, ii) DTI, and iii) delinquency.	**Pool Classification** Normal, Delinquent and Default pools are established for each portfolio.	**Obligor Rating** Same as (a) and (b). **Facility Rating** The facility rating is established based on the EL of each transaction by reflecting the characteristics of risk profile of a transaction as well as the risk profile of an obligor.
	Usage of Various Estimated Values (Use Test)		PDs and LGDs are used for calculating and allocating Risk Capital.	PDs and LGDs are used for calculating and allocating Risk Capital.	• The facility rating is assigned based on EL using PD corresponding to the credit rating. • EL using PD is also applied to pricing. • PDs are used for calculating and allocating Risk Capital.
	Management of Internal Rating System and Validation Procedures	Management of Internal Rating System	Retail Banking Risk Management Division (RBRM) is in charge of rating system design. Retail Services Division (RSD) is in charge of the pool assignment, with confirmation by the Loan Product Division (LPD). RBRM oversees pool assignment process. PRMD estimates/validates parameters. IAD audits all these processes.	FERM is in charge of rating system design and pool assignment. FERM estimates/validates parameters with support by PRMD. IAD audits all these processes.	PRMD of the Bank and Credit Risk Management Section (CRMS) of the Company are jointly responsible for the design of the rating system, and CRMS of the Company is in charge of rating assignment. PRMD of the Bank is in charge of the final approval process of parameter estimation and validation. IAD of the Bank audits all these processes.
		Validation Procedures	**PD/LGD** Comparison of external data with internal historical data.	**PD** Binominal test, comparison with track record of defaults in other purchased housing loan portfolios and the Bank's housing loan portfolio. **LGD** Validation if estimated LGDs remain within a certain confidence level, and comparison with the track record of loss rate in other purchased housing portfolios.	**Same as (a) and (b).**
Summary of Rating Assignment Procedures for Each Portfolio	Rating Assignment Procedures		As part of loan approval process, RSD: assigns exposures to specific pools LPD: confirms pool assignment RBRM: oversees and controls pool assignment process	FERM is in charge of pool assignment.	CRMS of the Company is in charge of rating assignment.
	Estimation of Parameters		**Definition of Default** Any of the following: i) three month delinquency, ii) relaxation of terms and conditions, iii) legal bankruptcy, iv) loan sales at 30% economic loss. **PD** Pools of Normal obligors: PDs on six month delinquency basis are estimated using financial data from the Japan Housing Finance Agency, and are adjusted to estimate PDs on three month delinquency. Pools of Need Caution obligors: PDs are estimated using the Bank Group data. **LGD** LGD estimation model is developed for each collateral property type. **Exposure at Default (EAD)** EAD for on-balance sheet items is the outstanding amount of mortgages, and utilized amount of overdraft facilities. EAD for off-balance sheet items is 100% of undrawn amount of overdraft facilities.	**Definition of Default** Any of the following: i) 3 month delinquency, ii) relaxation of terms and conditions, iii) legal bankruptcy, iv) receipt of notice for entrustment by legal counsel, v) payment in subrogation by guarantors, vi) acceleration, vii) loan sales at 30% economic loss. **PD** PDs are estimated based on historical data of each purchased housing loan portfolio. Period before loan purchase is also included in data observation period. **LGD** LGDs are estimated based on historical data of each purchased housing loan portfolio. Loss data of exposures paid in subrogation by guarantors is not used for LGD estimation. **EAD** EAD for on-balance sheet items is the outstanding balance of beneficiary interest in trust. EAD for off-balance sheet items is zero, since no undrawn amount exists.	Default is defined as any of the following: i) 3 month delinquency, ii) relaxation of terms and conditions, iii) legal bankruptcy, iv) sales of receivables at 30% economic loss, v) Special Supervision or lower in self assessment of assets. PD estimation process is same as (a) and (b).

EXHIBIT

Type of Exposures			Showa Leasing (j) Other "Retail" Exposures	APLUS (k) Residential Mortgage/Qualifying Revolving Retail/Other Retail Exposures
Type of Internal Rating Approaches to be Used			Pool classification based on a matrix of obligor and transaction attributes and delinquency	Pool classification based on a matrix of obligor and transaction attributes and delinquency
Summary of Internal Rating System	Structure of Internal Rating System	Summary of Rating System	Small-lot lease receivables to corporate obligors in the Company are managed on a pool basis, and are treated as "retail" exposures. A credit rating is assigned to each obligor based on such factors as whether equity of obligor is listed or not, size of annual income, length of business history, credit score assigned by a credit agency. In addition, classification by type of asset leased is also implemented.	Main portfolio is sales finance, classified as other retail exposures. Credit is also extended through credit/loan cards, classified as qualifying revolving retail exposures. The Company retains but no longer originates housing loans. A rating is assigned to each exposure. Ratings are risk grades based on obligor attributes, borrowing behavior information provided by credit information agencies and transaction history with the company. For sales finance, pool classification is also determined by type of asset being financed. For card exposures, card type and card limit amount is employed as criteria of pool classification. Housing loan pools are classified by LTV and DTI.
		Pool Classification (Retail)	Criteria for pool classification are i) credit rating, ii) type of asset leased, and iii) obligor classification including delinquency.	Criteria for pool classification are as follows: Sales finance: i) rating, ii) type of asset financed, and iii) delinquency. Card exposure: i) rating, ii) card type, iii) card limit amount, and iv) delinquency. Housing loan: i) LTV, ii) DTI, and iii) delinquency.
	Usage of Various Estimated Values (Use Test)		PDs are reflected in pricing. For pricing purposes, LGDs are calculated assuming that defaulted exposures do not recover to non-default status. PDs and LGDs are used for calculating and allocating Risk Capital.	PDs, LGDs and Credit Conversion Factors (CCFs) are used for calculating and allocating Risk Capital.
	Management of Internal Rating System and Validation Procedures	Management of Internal Rating System	CRMS of the Company and PRMD of the Bank are jointly in charge of the rating system design. Business Divisions/Branches of the Company assign exposures to pools, and CRMSs confirm and oversee pool assignment. CRMS and PRMD of the Bank jointly estimate and validate parameters, based on data provided by the Company. IAD of the Bank audits all these processes.	CRMS of the Company and PRMD of the Bank are jointly in charge of the rating system design. Business Divisions/Branches of the Company assign exposures to pools, and CRMS confirms and oversees pool assignment. CRMS and PRMD of the Bank jointly estimate and validate parameters, based on data provided by the Company. IAD of the Bank audits all these processes.
		Validation Procedures	**PD** Binominal test and verification of PDs and ratings goodness of fit. **LGD** Validation if estimated LGDs are remaining within a certain confidence level. **Pool Classification** Validation by Accuracy Ratio (AR).	**PD** Binominal test and verification of PDs and ratings goodness of fit. **LGD** Validation if estimated LGDs are remaining within a certain confidence level. **Pool Classification** Validation by Accuracy Ratio (AR).
Summary of Rating Assignment Procedures for Each Portfolio	Rating Assignment Procedures		As part of the approval process, Business Divisions/Branches of the Company assign exposures to pools, and CRMSs of the Company confirm pool assignment and oversee and control overall pool assignment processes.	Business Divisions/Branches of the Company assign exposures based on guidance provided by CRMS of the Company, and CRMS confirms pool assignment and controls overall pool assignment processes. For housing loan portfolio, no pool assignment process exists, since such loans are no longer originated.
	Estimation of Parameters		**Definition of Default** Any of the following: i) 3 month delinquency, ii) relaxation of terms and conditions, iii) legal bankruptcy, iv) sales of receivables at 30% economic loss, v) Special Supervision or lower in self assessment of assets. **PD** PDs are estimated on the Company's historical data. **LGD** LGDs are estimated on the Company's historical data. **EAD** EAD for on-balance sheet items is defined as outstanding balance in compliance with U.S. Financial Accounting Standards Board (FASB). EAD for off-balance sheet items is zero, since no undrawn amount exists. **Data Observation Period** From April 2002 to September 2007.	**Definition of Default** Any of the following: i) 3 month delinquency, ii) relaxation of terms and conditions, iii) legal bankruptcy, iv) reconciliation/mediation, v) sales of claims at 30% economic loss. **PD** PDs are estimated on the Company's historical data. **LGD** LGDs are estimated on the Company's historical data. **EAD** EAD for on-balance sheet items is the outstanding amount of principal + uncollected commissions + uncollected interest + uncollected guarantee fee. EAD for off-balance sheet items is calculated by undrawn amount of card exposures multiplied by Credit Conversion Factors (CCFs). CCFs are estimated for each card type, using historical data of the Company. **Data Observation Period** From April 2001 to September 2007 for sales finance and card receivables

SHINSEI BANK CORPORATE OBLIGOR RATING SYSTEM

Obligor Rating Categories	Corresponding Rating Assigned by R & I	Summary
0A		1. Japanese Government, BOJ 2. Government-affiliated agencies, expected high certainty from strong backup by the Government.
1A	AAA	Highest capability to meet its financial commitments on the obligations and many other positive factors.
2A	AA+	Very high capability to meet its financial commitment on the obligation and other positive factors.
2B	AA	
2C	AA-	
3A	A+	High capability to meet its financial commitments on the obligations and some good factors.
3B	A	
3C	A-	
4A	BBB+	There is adequate certainty of the fulfillment of obligations, but there are also some factors requiring attention in the event of serious adverse economic conditions in the future.
4B	BBB	
4C	BBB-	
5A	BB+	No problem regarding the certainty of the fulfillment of obligations for the time being, but some factors need to be closely watched in the event of adverse economic conditions in the future.
5B	BB	
5C	BB-	
6A	B+	No problem regarding the certainty of the fulfillment of obligations in the present situation, but special supervision is needed to monitor the trends in business performance and the protection of credit exposure.
6B	B	
6C	B-	
9A		Classified as "Need Caution" at the self-assessment
9B		Classified as "Sub-Standard" at the self-assessment
9C		Classified as "Possibly Bankrupt" at the self-assessment
9D		Classified as "Virtually Bankrupt" at the self-assessment
9E		Classified as "Bankrupt" at the self-assessment

1. NAMES OF UNCONSOLIDATED SUBSIDIARIES WITH LOWER LEVEL OF CAPITAL THAN REQUIRED LEVEL OF ADEQUACY CAPITAL AND AMOUNT OF SHORTAGE

Most of the 100 unconsolidated subsidiaries are special purpose companies (SPCs) or Limited Partnerships (LPs) for leverage leasing. As the economic risk associated with leveraged leasing has been hedged in these subsidiaries, the amount of invested equity is equal to applicable loss limits.

2. CAPITAL STRUCTURE

Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations"-"Capital Ratios" on page 96 for capital calculation details. The Bank was not required to deduct any excess deferred tax assets which banks are prohibited from including in their Tier I capital. The Bank has no Tier III capital.

3. CAPITAL ADEQUACY

AMOUNT OF REQUIRED CAPITAL FOR CREDIT RISK
(EXCLUDING EQUITIES EXPOSURE AND REGARDED-METHOD EXPOSURE)

(1) Portfolios under the Standardized Approach (SA)

	Millions of yen			
	2008		2007	
As of March 31	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
Shinsei Home Loans	**28,172**	**28,172**	15,363	15,363
Subsidiaries of APLUS	**6,617**	**—**	97,886	—
Subsidiaries of Showa Leasing	**6,665**	**—**	4,521	—
Shinki Group	**9,292**	**—**		
Other subsidiaries	**10,239**	**—**	12,613	—

(2) Portfolios under the Internal Ratings-Based Approach (IRB)

	Millions of yen			
	2008		2007	
As of March 31	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
Corporate	**202,587**	**182,306**	190,428	181,358
Sovereign	**11,007**	**10,972**	7,272	7,262
Bank	**61,791**	**57,462**	54,054	54,245
Residential mortgages	**1,798**	**—**	3,334	—
Qualified revolving retail	**61,712**	**—**		
Other retails	**146,652**	**—**	10,227	—
Total	**485,549**	**250,741**	265,318	242,866
Securitization Exposure	**40,230**	**27,209**	17,880	16,982

AMOUNT OF REQUIRED CAPITAL FOR EQUITY EXPOSURE UNDER IRB

	Millions of yen			
	2008		2007	
As of March 31	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
Market-Based Approach				
Simplified Method	**22,993**	**40,997**	19,499	23,508
PD/LGD Method	**7,411**	**66,815**	9,005	39,443
Total	**30,405**	**107,813**	28,504	62,951

AMOUNT OF REQUIRED CAPITAL FOR REGARDED-METHOD EXPOSURE UNDER IRB

	Millions of yen			
	2008		2007	
As of March 31	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
Regarded-Method exposure	**76,290**	**70,294**	52,297	52,452

AMOUNT OF REQUIRED CAPITAL FOR MARKET RISK

	Millions of yen			
	2008		2007	
As of March 31	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
The Standardized Approach (Specific Risk)	**12,469**	**13,818**	9,445	11,790
Interest rate risk	**11,192**	**10,411**	9,019	8,851
Equity position risk	**15**	**—**	210	—
FX risk	**1,261**	**3,406**	215	2,939
The Standardized Approach (General Market Risk)	**—**	**—**	341	—
The Internal Models Approach (IMA) (General Market Risk)	**7,641**	**6,344**	5,911	5,911

AMOUNT OF REQUIRED CAPITAL FOR OPERATIONAL RISK

	Millions of yen			
	2008		2007	
As of March 31	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
The Standardized Approach	**37,078**	**20,324**	32,944	19,068

TOTAL CAPITAL ADEQUACY RATIO AND TIER I CAPITAL RATIO

	2008		2007	
As of March 31	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Total capital adequacy ratio	**11.74%**	**15.25%**	13.13%	18.79%
Tier I capital ratio	**7.37%**	**10.71%**	8.11%	12.81%

TOTAL REQUIRED CAPITAL (DOMESTIC CRITERIA)

	Millions of yen			
	2008		2007	
As of March 31	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Total required capital	**683,698**	**432,226**	633,519	361,377

4. CREDIT RISK EXPOSURE (EXCLUDING SECURITIZATION AND REGARDED EXPOSURE)

AMOUNT OF CREDIT RISK EXPOSURE

Geographic, Industries or Maturity (Consolidated)

Millions of yen

As of March 31	2008 Total	2008 Amount of Credit Risk Exposure			2007 Total	2007 Amount of Credit Risk Exposure		
		Loans,etc.(*1)	Securities(*2)	Derivatives(*3)		Loans,etc.(*1)	Securities(*2)	Derivatives(*3)
Manufacturing	**375,517**	**371,554**	**0**	**3,963**	391,226	389,016	201	2,008
Agriculture	**4,085**	**4,085**	**—**	**—**	1,426	1,426	—	—
Mining	**6,787**	**6,787**	**—**	**—**	8,800	8,800	—	—
Construction	**61,801**	**56,818**	**4,955**	**28**	57,619	52,778	4,772	69
Electric power, gas, water supply	**100,672**	**92,612**	**7,999**	**60**	110,261	110,148	36	76
Information and communication	**80,423**	**80,412**	**—**	**10**	38,816	38,216	—	600
Transportation	**312,856**	**282,138**	**8,638**	**22,078**	323,546	301,831	8,200	13,514
Wholesale and retail	**236,318**	**235,904**	**—**	**413**	213,784	213,019	50	714
Finance and insurance	**1,547,269**	**1,251,736**	**184,343**	**111,190**	1,378,891	1,104,822	154,310	119,757
Real estate	**1,617,412**	**1,365,300**	**248,576**	**3,534**	1,718,485	1,554,312	162,711	1,461
Services	**724,162**	**620,395**	**90,621**	**13,145**	678,207	590,730	82,951	4,526
Government	**754,894**	**104,561**	**648,167**	**2,166**	860,990	54,407	804,175	2,406
Individuals	**2,473,429**	**2,471,705**	**—**	**1,724**	2,333,663	2,333,663	—	—
Others	**14,206**	**14,204**	**—**	**2**	48,936	48,936	—	—
Domestic Total	**8,309,838**	**6,958,218**	**1,193,301**	**158,318**	8,164,656	6,802,110	1,217,411	145,135
Foreign	**1,739,467**	**462,536**	**306,127**	**970,803**	1,226,246	531,681	240,296	454,268
Consolidated Total	**10,049,306**	**7,420,754**	**1,499,428**	**1,129,122**	9,390,904	7,333,792	1,457,708	599,403
To one year	**2,571,815**	**1,832,592**	**464,436**	**274,785**	2,670,089	1,964,821	514,546	190,721
One to three years	**3,323,753**	**2,381,884**	**512,659**	**429,210**	2,827,687	2,295,444	412,822	119,421
Three to five years	**1,897,434**	**1,324,355**	**320,658**	**252,421**	1,762,843	1,318,043	281,902	162,897
Over five years	**2,032,359**	**1,659,599**	**200,054**	**172,705**	1,934,132	1,611,825	195,942	126,364
Undated	**223,944**	**222,323**	**1,620**	**—**	196,151	141,656	52,494	—
Consolidated Total	**10,049,306**	**7,420,754**	**1,499,428**	**1,129,122**	9,390,904	7,333,792	1,457,708	599,403

Geographic, Industries or Maturity (Non-consolidated)

Millions of yen

As of March 31	2008 Total	2008 Amount of Credit Risk Exposure			2007 Total	2007 Amount of Credit Risk Exposure		
		Loans,etc.(*1)	Securities(*2)	Derivatives(*3)		Loans,etc.(*1)	Securities(*2)	Derivatives(*3)
Manufacturing	**260,245**	**256,282**	**0**	**3,963**	275,969	273,758	201	2,008
Agriculture	**2,900**	**2,900**	**—**	**—**	900	900	—	—
Mining	**5,850**	**5,850**	**—**	**—**	8,116	8,116	—	—
Construction	**36,080**	**31,133**	**4,918**	**28**	39,520	34,678	4,772	69
Electric power, gas, water supply	**99,723**	**91,664**	**7,999**	**60**	109,363	109,249	36	76
Information and communication	**53,349**	**53,338**	**—**	**10**	32,268	31,668	—	600
Transportation	**291,213**	**260,519**	**8,615**	**22,078**	303,926	282,212	8,200	13,514
Wholesale and retail	**137,857**	**137,443**	**—**	**413**	123,143	122,377	50	714
Finance and insurance	**1,706,273**	**1,405,477**	**184,343**	**116,452**	1,516,344	1,240,889	154,315	121,138
Real estate	**1,561,771**	**1,309,659**	**248,576**	**3,534**	1,737,065	1,572,892	162,711	1,461
Services	**533,937**	**430,148**	**90,473**	**13,315**	490,049	402,314	82,999	4,735
Government	**747,275**	**96,976**	**648,132**	**2,166**	852,613	49,161	801,045	2,406
Individuals	**844,739**	**843,014**	**—**	**1,724**	589,335	589,335	—	—
Others	**2**	**—**	**—**	**2**	184	184	—	—
Domestic Total	**6,281,219**	**4,924,408**	**1,193,058**	**163,752**	6,078,801	4,717,741	1,214,334	146,725
Foreign	**1,757,736**	**466,570**	**318,545**	**972,620**	1,288,641	580,372	253,589	454,679
Bank Total	**8,038,955**	**5,390,979**	**1,511,603**	**1,136,372**	7,367,442	5,298,113	1,467,924	601,405
To one year	**2,541,840**	**1,800,419**	**464,401**	**277,020**	2,671,600	1,965,580	514,867	191,153
One to three years	**2,631,532**	**1,689,794**	**512,659**	**429,078**	2,082,340	1,550,186	412,755	119,398
Three to five years	**1,367,169**	**779,228**	**333,076**	**254,865**	1,277,886	836,688	278,382	162,815
Over five years	**1,487,562**	**1,112,307**	**199,846**	**175,408**	1,201,523	864,113	209,371	128,039
Undated	**10,851**	**9,230**	**1,620**	**—**	134,092	81,544	52,547	—
Bank Total	**8,038,955**	**5,390,979**	**1,511,603**	**1,136,372**	7,367,442	5,298,113	1,467,924	601,405

Notes: (*1) Including total exposure, operating assets and securitized original assets originated from these exposures, excluding purchased receivables
(*2) Excluding equity exposures
(*3) Credit equivalent amount basis

AMOUNT OF DEFAULT EXPOSURE BEFORE PARTIAL WRITE-OFF

Geographic, Industries

Millions of yen

As of March 31	2008		2007	
	Default Exposure		Default Exposure	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Manufacturing	**4,127**	**3,356**	4,896	4,439
Agriculture	**488**	**—**	0	—
Mining	**37**	**—**	71	—
Construction	**6,261**	**5,819**	6,110	6,023
Electric power, gas, water supply	**1**	**—**	—	—
Information and communication	**502**	**—**	443	—
Transportation	**8,007**	**7,608**	9,031	8,911
Wholesale and retail	**5,389**	**3,797**	10,659	10,133
Finance and insurance	**33,402**	**31,067**	593	1,536
Real estate	**7,942**	**2,910**	4,235	2,135
Services	**7,750**	**190**	6,532	3,959
Government	**—**	**—**	—	—
Individuals	**135,539**	**1,385**	86,731	3,038
Others	**702**	**0**	866	—
Domestic Total	**210,154**	**56,137**	130,173	40,177
Foreign	**51,823**	**51,823**	3,384	3,384
Total	**261,978**	**107,960**	133,557	43,561

AMOUNTS OF LOAN LOSS RESERVES (GENERAL, SPECIFIC, AND COUNTRY RISK) BEFORE PARTIAL WRITE-OFF

Consolidated

Millions of yen

As of March 31	2008			2007		
	Start Amount	Change Amount	End Amount	Start Amount	Change Amount	End Amount
General	**101,268**	**(4,618)**	**96,650**	89,043	12,225	101,268
Specific	**85,756**	**59,923**	**145,679**	83,926	1,829	85,756
Country	**9**	**6**	**15**	5	3	9
Total	**187,033**	**55,311**	**242,345**	172,975	14,058	187,033

Non-consolidated

Millions of yen

As of March 31	2008			2007		
	Start Amount	Change Amount	End Amount	Start Amount	Change Amount	End Amount
General	**65,434**	**(7,531)**	**57,903**	60,220	5,214	65,434
Specific	**47,912**	**22,393**	**70,305**	53,637	(5,724)	47,912
Country	**9**	**6**	**15**	5	3	9
Total	**113,356**	**14,867**	**128,224**	113,863	(506)	113,356

Geographic (Consolidated)

As of March 31	2008 Total	2008 Reserve Amount General	2008 Reserve Amount Specific	2008 Reserve Amount Country	2007 Total	2007 Reserve Amount General	2007 Reserve Amount Specific	2007 Reserve Amount Country
	Millions of yen							
Domestic	**204,215**	**77,567**	**126,648**	**—**	167,650	85,274	82,377	—
Foreign	**38,129**	**19,083**	**19,031**	**15**	19,383	15,994	3,379	9
Total	**242,345**	**96,650**	**145,679**	**15**	187,033	101,268	85,756	9

Geographic (Non-consolidated)

As of March 31	2008 Total	2008 Reserve Amount General	2008 Reserve Amount Specific	2008 Reserve Amount Country	2007 Total	2007 Reserve Amount General	2007 Reserve Amount Specific	2007 Reserve Amount Country
	Millions of yen							
Domestic	**89,420**	**38,146**	**51,274**	**—**	92,350	47,817	44,533	—
Foreign	**38,803**	**19,756**	**19,031**	**15**	21,005	17,616	3,379	9
Total	**128,224**	**57,903**	**70,305**	**15**	113,356	65,434	47,912	9

Industries

As of March 31	2008 Reserve Amount Consolidated	2008 Reserve Amount Non-consolidated	2007 Reserve Amount Consolidated	2007 Reserve Amount Non-consolidated
	Millions of yen			
Manufacturing	**4,357**	**3,811**	3,497	3,441
Agriculture	**18**	**18**	6	6
Mining	**21**	**19**	43	28
Construction	**2,527**	**2,276**	2,389	2,368
Electric power, gas, water supply	**249**	**247**	346	346
Information and communication	**490**	**305**	216	216
Transportation	**8,059**	**7,947**	10,905	10,900
Wholesale and retail	**2,473**	**1,812**	5,993	5,868
Finance and insurance	**7,126**	**10,887**	14,838	16,497
Real estate	**16,904**	**15,991**	13,924	14,158
Services	**20,172**	**16,472**	3,510	3,254
Government	**—**	**—**	—	—
Individuals	**108,169**	**3,497**	74,903	2,761
Others	**26,136**	**26,132**	32,510	32,503
Foreign	**38,129**	**38,803**	19,383	21,005
Non-classified	**7,507**	**—**	4,564	—
Total	**242,345**	**128,224**	187,033	113,356

AMOUNT OF WRITE-OFFS

Industries

	Millions of yen			
	FY2007		FY2006	
	Amount of write-off		Amount of write-off	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Manufacturing	**21**	**—**	234	—
Agriculture	**—**	**—**	2	2
Mining	**—**	**—**	—	—
Construction	**35**	**—**	277	238
Electric power, gas, water supply	**—**	**—**	—	—
Information and communication	**22**	**—**	—	—
Transportation	**14**	**—**	15	0
Wholesale and retail	**113**	**55**	115	—
Finance and insurance	**—**	**—**	—	—
Real estate	**0**	**0**	—	—
Services	**94**	**—**	100	—
Government	**—**	**—**	—	—
Individuals	**24,979**	**0**	1	1
Others	**0**	**—**	—	—
Foreign	**—**	**—**	—	—
Non-classified	**—**	**—**	7	—
Total	**25,281**	**56**	754	242

AMOUNT OF EXPOSURES UNDER SA (AFTER CREDIT RISK MITIGATION)

	Millions of yen							
	2008				2007			
	Consolidated		Non-consolidated		Consolidated		Non-consolidated	
As of March 31	Rated	Unrated	Rated	Unrated	Rated	Unrated	Rated	Unrated
0%	**79**	**3,490**	**—**	**—**	700	5,649	—	—
10%	**—**	**—**	**—**	**—**	—	2,304	—	—
20%	**74,621**	**78**	**—**	**—**	244,038	38,050	—	—
35%	**—**	**609,871**	**—**	**609,871**	—	548,707	—	548,707
50%	**235**	**5,626**	**—**	**140**	259	16,419	—	—
75%	**—**	**394,070**	**—**	**183,528**	—	1,171,061	—	—
100%	**2,470**	**213,477**	**—**	**989**	47	492,354	—	—
150%	**—**	**13,022**	**—**	**—**	—	1,394	—	—
350%	**—**	**—**	**—**	**—**	—	—	—	—
Capital Deduction	**—**	**—**	**—**	**—**	—	—	—	—
Total	**77,406**	**1,239,637**	**—**	**794,529**	245,046	2,275,943	—	548,707

SPECIALIZED LENDING EXPOSURE UNDER SLOTTING CRITERIA AND EQUITY EXPOSURE UNDER MARKET-BASED SIMPLIFIED METHOD

(1) Specialized lending excluding high-volatility commercial real estate

	Millions of yen	
As of March 31	**2008**	2007
Risk weight ratio	Amount of Exposure	Amount of Exposure
50%	**157,370**	54,012
70%	**345,552**	396,314
90%	**54,549**	36,646
115%	**134,691**	121,412
250%	**38,521**	21,283
0% (Default)	**—**	—
Total	**730,685**	629,668

(2) Specialized lending for high-volatility commercial real estate

As of March 31	Millions of yen	
	2008	2007
Risk weight ratio	Amount of Exposure	Amount of Exposure
70%	**13,506**	1,049
95%	**100,682**	67,435
120%	**11,824**	13,267
140%	**227,566**	83,076
250%	**68,437**	54,735
0% (Default)	**4,331**	—
Total	**426,349**	219,564

(3) Equity exposure under Market-Based Simplified Method

As of March 31	Millions of yen			
	2008		2007	
	Amount Consolidated	Amount Non-consolidated	Amount Consolidated	Amount Non-consolidated
300%	**7,941**	**7,787**	386	208
400%	**61,832**	**115,025**	57,195	93,841
Total	**69,773**	**122,812**	57,582	94,050

PORTFOLIOS UNDER IRB EXCLUDING THE AMOUNT OF EXPOSURES UNDER SA (AFTER CREDIT RISK MITIGATION)

(1) Estimated average PD, LGD, Risk Weight Ratio and Exposure at Default (EAD) (on-balance and off-balance) for Corporate, Sovereign and Bank exposure

Corporate (Consolidated)

Millions of yen (except percentages)

As of March 31	2008					2007				
Credit rating	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	**0.03%**	**45.00%**	**24.44%**	**21,792**	**3,036**	0.03%	45.00%	24.09%	24,608	81
1	**0.03%**	**45.00%**	**15.95%**	**60,468**	**40,869**	0.03%	45.00%	20.70%	26,262	56
2	**0.07%**	**46.34%**	**20.51%**	**485,968**	**75,202**	0.05%	44.94%	19.35%	270,886	39,223
3	**0.12%**	**45.10%**	**30.71%**	**785,411**	**158,146**	0.11%	45.02%	29.51%	743,525	103,768
4	**0.29%**	**46.64%**	**49.58%**	**648,735**	**123,345**	0.25%	45.14%	45.00%	639,749	112,133
5	**0.88%**	**45.51%**	**84.64%**	**325,188**	**50,882**	0.81%	44.68%	75.86%	329,223	75,589
6	**2.58%**	**45.66%**	**127.15%**	**274,087**	**8,682**	2.33%	39.78%	100.05%	212,436	7,957
9A	**13.90%**	**45.17%**	**224.83%**	**162,291**	**13,134**	15.42%	45.10%	236.97%	304,190	10,070
Default	**100.00%**	**45.00%**	**—**	**51,587**	**4,808**	100.00%	43.43%	—	38,352	727

Sovereign (Consolidated)

Millions of yen (except percentages)

As of March 31	2008					2007				
Credit rating	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	**0.00%**	**45.00%**	**0.01%**	**1,575,658**	**15,226**	0.00%	45.00%	0.00%	1,523,646	22,849
1	**0.03%**	**45.00%**	**14.50%**	**67,894**	**—**	0.03%	45.00%	9.58%	14,629	—
2	**0.07%**	**45.00%**	**32.27%**	**111,873**	**3,675**	0.05%	45.00%	20.06%	128,112	33,129
3	**0.09%**	**45.00%**	**30.19%**	**110,176**	**5,310**	0.08%	44.93%	29.29%	86,670	4,926
4	**0.20%**	**45.00%**	**47.16%**	**4,514**	**136**	0.37%	45.00%	54.27%	1,167	—
5	**1.31%**	**45.00%**	**83.71%**	**148**	**—**	1.29%	45.00%	132.75%	2	—
6	**2.90%**	**45.00%**	**147.18%**	**1,196**	**374**	3.04%	45.00%	111.23%	12	662
9A	**13.90%**	**45.00%**	**205.13%**	**14,685**	**125**	15.41%	45.00%	243.11%	6,913	8
Default	**100.00%**	**45.00%**	**—**	**56**	**—**	100.00%	45.00%	—	59	—

QUANTITATIVE DISCLOSURE (CONTINUED)

Bank (Consolidated)

Millions of yen (except percentages)

As of March 31	2008					2007				
Credit rating	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	**0.03%**	**45.00%**	**14.27%**	**5,908**	**—**	0.03%	45.00%	7.58%	0	—
1	**0.03%**	**45.00%**	**11.70%**	**3,904**	**645**	0.03%	45.00%	13.12%	8,544	115
2	**0.06%**	**45.24%**	**22.52%**	**232,122**	**680,169**	0.05%	45.23%	20.97%	279,684	317,781
3	**0.10%**	**45.07%**	**25.26%**	**213,035**	**147,319**	0.09%	42.92%	24.62%	80,532	49,360
4	**0.24%**	**45.00%**	**43.26%**	**20,283**	**7,041**	0.29%	45.00%	61.12%	6,042	12,617
5	**0.96%**	**45.00%**	**91.32%**	**3,933**	**5,332**	0.91%	45.00%	112.35%	—	10,304
6	**2.17%**	**45.00%**	**142.42%**	**105**	**1,676**	1.91%	45.00%	144.21%	2,625	6,863
9A	**13.90%**	**45.00%**	**213.40%**	**20,231**	**119,781**	15.09%	44.37%	221.70%	19,382	124,827
Default	**—**	**—**	**—**	**—**	**—**	—	—	—	—	—

Corporate (Non-consolidated)

Millions of yen (except percentages)

As of March 31	2008					2007				
Credit rating	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	**0.03%**	**45.00%**	**24.33%**	**21,789**	**3,418**	0.03%	45.00%	24.08%	24,588	81
1	**0.03%**	**45.00%**	**15.96%**	**60,278**	**40,869**	0.03%	45.00%	20.67%	25,623	56
2	**0.07%**	**46.37%**	**20.42%**	**471,511**	**75,202**	0.05%	44.94%	19.38%	266,251	39,223
3	**0.12%**	**45.10%**	**30.69%**	**755,178**	**158,146**	0.11%	45.02%	29.60%	718,895	103,768
4	**0.29%**	**46.52%**	**47.21%**	**706,505**	**126,171**	0.23%	45.11%	41.54%	820,824	118,040
5	**0.87%**	**45.65%**	**84.58%**	**244,135**	**50,882**	0.79%	44.59%	75.84%	237,729	75,589
6	**2.70%**	**45.89%**	**132.75%**	**200,832**	**8,682**	2.31%	38.30%	97.38%	163,797	7,957
9A	**13.90%**	**45.19%**	**221.48%**	**144,702**	**13,134**	15.42%	45.10%	236.78%	305,312	10,070
Default	**100.00%**	**45.00%**	**—**	**48,468**	**4,808**	100.00%	43.35%	—	36,305	727

Sovereign (Non-consolidated)

Millions of yen (except percentages)

As of March 31	2008					2007				
Credit rating	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	**0.00%**	**45.00%**	**0.00%**	**1,567,847**	**15,226**	0.00%	45.00%	0.00%	1,519,762	22,849
1	**0.03%**	**45.00%**	**14.50%**	**67,894**	**—**	0.03%	45.00%	9.58%	14,620	—
2	**0.07%**	**45.00%**	**32.32%**	**111,471**	**3,675**	0.05%	45.00%	20.07%	127,903	33,129
3	**0.09%**	**45.00%**	**30.19%**	**109,830**	**5,310**	0.08%	44.93%	29.29%	86,435	4,926
4	**0.20%**	**45.00%**	**47.22%**	**4,450**	**136**	0.37%	45.00%	54.27%	1,167	—
5	**1.31%**	**45.00%**	**83.71%**	**148**	**—**	1.29%	45.00%	132.75%	2	—
6	**2.90%**	**45.00%**	**147.18%**	**1,196**	**374**	3.04%	45.00%	111.23%	12	662
9A	**13.90%**	**45.00%**	**205.13%**	**14,684**	**125**	15.40%	45.00%	243.11%	6,913	8
Default	**100.00%**	**45.00%**	**—**	**56**	**—**	100.00%	45.00%	—	59	—

Bank (Non-consolidated)

Millions of yen (except percentages)

As of March 31	2008					2007				
Credit rating	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	**0.03%**	**45.00%**	**25.88%**	**2,158**	**—**	—	—	—	—	—
1	**0.03%**	**45.00%**	**11.70%**	**3,904**	**645**	0.03%	45.00%	13.12%	8,544	115
2	**0.06%**	**45.24%**	**22.60%**	**221,179**	**680,169**	0.05%	45.23%	20.95%	279,153	317,781
3	**0.10%**	**45.13%**	**30.87%**	**38,302**	**146,778**	0.10%	45.78%	25.13%	76,452	40,855
4	**0.21%**	**45.00%**	**38.40%**	**44,370**	**15,752**	0.25%	45.00%	49.61%	15,682	15,621
5	**0.84%**	**45.00%**	**102.83%**	**—**	**5,332**	0.91%	45.00%	112.35%	—	10,304
6	**2.18%**	**45.00%**	**145.29%**	**—**	**1,676**	1.91%	45.00%	144.21%	2,625	6,863
9A	**13.90%**	**45.00%**	**214.18%**	**12,416**	**119,443**	15.41%	45.32%	221.09%	19,381	121,801
Default	**—**	**—**	**—**	**—**	**—**	—	—	—	—	—

Note: LGD after credit risk mitigation

(2) Estimated average PD, risk weight ratio and amount of exposure for equity exposure under PD/LGD method (Consolidated)

Millions of yen (except percentages)

As of March 31	2008				2007			
Credit rating	PD	LGD	Risk Weight	Amount	PD	LGD	Risk Weight	Amount
0	**0.03%**	**90.00%**	**300.00%**	**9**	0.03%	90.00%	300.00%	9
1	**—**	**—**	**—**	**—**	—	—	—	—
2	**0.06%**	**90.00%**	**219.95%**	**6,433**	0.05%	90.00%	219.25%	8,904
3	**0.15%**	**90.00%**	**200.00%**	**2,605**	0.12%	90.00%	200.03%	3,125
4	**0.38%**	**90.00%**	**284.31%**	**11,704**	0.34%	90.00%	261.28%	8,686
5	**0.81%**	**90.00%**	**317.06%**	**2,338**	1.17%	90.00%	272.17%	17,756
6	**2.90%**	**90.00%**	**316.59%**	**1,140**	1.76%	90.00%	428.14%	18
9A	**13.90%**	**90.00%**	**496.09%**	**1,737**	15.53%	90.00%	508.73%	1,077
Default	**100.00%**	**90.00%**	**—**	**1,139**	—	—	—	—

(Non-consolidated)

Millions of yen (except percentages)

As of March 31	2008				2007			
Credit rating	PD	LGD	Risk Weight	Amount	PD	LGD	Risk Weight	Amount
0	**0.03%**	**90.00%**	**300.00%**	**9**	0.03%	90.00%	300.00%	9
1	**—**	**—**	**—**	**—**	—	—	—	—
2	**0.06%**	**90.00%**	**219.95%**	**6,433**	0.05%	90.00%	219.25%	8,904
3	**0.15%**	**90.00%**	**200.00%**	**2,598**	0.12%	90.00%	200.03%	3,125
4	**0.23%**	**90.00%**	**299.18%**	**224,878**	0.19%	90.00%	297.38%	128,331
5	**0.82%**	**90.00%**	**319.84%**	**2,461**	1.17%	90.00%	272.17%	17,756
6	**2.90%**	**90.00%**	**316.59%**	**1,140**	1.76%	90.00%	428.14%	18
9A	**13.90%**	**90.00%**	**489.86%**	**11,252**	15.53%	90.00%	508.73%	1,077
Default	**100.00%**	**90.00%**	**—**	**1,138**	—	—	—	—

(3) Estimated average PD, LGD, risk weight ratio, Exposure at Default (EAD) (on- and off-balance), amount of undrawn commitments and estimated average Credit Conversion Factors (CCF) of undrawn commitments for residential mortgage exposure, qualified revolving retail exposure and other retail exposure

Residential mortgage exposure

Millions of yen (except percentages)

As of March 31	2008							2007				
						Undrawn Commitments						
Pool	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)	Amount	CCF	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)
Normal	**1.74%**	**54.60%**	**97.67%**	**0**	**14,935**	**—**	**—**	0.65%	37.09%	34.57%	79,014	—
Need caution	**90.60%**	**54.60%**	**61.97%**	**—**	**357**	**—**	**—**	59.53%	37.13%	160.27%	296	—
Default	**100.00%**	**54.60%**	**—**	**306**	**103**	**—**	**—**	100.00%	37.15%	—	1,939	—

Qualified revolving retail exposure

Millions of yen (except percentages)

As of March 31	2008							2007				
						Undrawn Commitments						
Pool	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)	Amount	CCF	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)
Normal	**4.17%**	**83.22%**	**82.25%**	**201,498**	**70,382**	**2,583,323**	**2.72%**					
Need caution	**91.62%**	**81.95%**	**63.68%**	**6,007**	**—**	**—**	**—**					
Default	**100.00%**	**82.30%**	**—**	**34,632**	**—**	**—**	**—**					

Other retail exposure

Millions of yen (except percentages)

As of March 31	2008							2007				
						Undrawn Commitments						
Pool	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)	Amount	CCF	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)
Normal	**2.54%**	**61.40%**	**75.02%**	**313,010**	**826,361**	**—**	**—**	1.34%	48.17%	48.68%	190,808	—
Need caution	**85.37%**	**61.69%**	**67.76%**	**4,857**	**3,842**	**—**	**—**	79.88%	46.22%	68.64%	907	—
Default	**100.00%**	**57.39%**	**—**	**87,101**	**1,078**	**—**	**—**	100.00%	50.02%	—	1,364	—

Note: LGD is shown after credit risk mitigation

COMPARATIVE RESULTS OF ACTUAL LOSSES AND EXPECTED LOSSES FOR THE LAST TWO YEARS UNDER F-IRB APPROACH

	Millions of yen	
	FY2007	FY2006
Results of actual losses (a)	**13,160**	7,476
Expected losses (b)	**8,219**	7,348
Differences ((b) - (a))	**(4,940)**	(127)

The above matrix shows the results of default (downgrade below substandard) losses (increase of reserve, write-offs and loss on sale) for the fiscal years 2006 and 2007 for the Bank's non-default corporate exposure at the start of the fiscal year, with expected losses calculated using estimated PD at the end of March 2008.

Several companies contributed to the losses in the two fiscal years.

5. CREDIT RISK MITIGATION (CRM)

COVERED AMOUNT OF CRM BY COLLATERAL

FIRB

	Millions of yen			
	2008		2007	
As of March 31	Eligible financial collateral	Other eligible FIRB collateral	Eligible financial collateral	Other eligible FIRB collateral
Corporate	**14,775**	**156,628**	45,285	155,325
Sovereign	**—**	**214**	—	268
Bank	**—**	**570**	—	—
Total	**14,775**	**157,413**	45,285	155,593

COVERED AMOUNT OF CRM BY GUARANTEE OR CREDIT DERIVATIVES

	Millions of yen			
	2008		2007	
As of March 31	Consolidated	Non-consolidated	Consolidated	Non-consolidated
SA Exposures	**—**	**—**	—	—
IRB Exposures	**263,518**	**263,518**	161,243	161,243
Corporate	**81,997**	**81,997**	45,026	45,026
Sovereign	**139,312**	**139,312**	98,717	98,717
Bank	**42,208**	**42,208**	17,500	17,500
Residential mortgages	**—**	**—**	—	—
Qualified revolving retail	**—**	**—**		
Other retail	**—**	**—**	—	—

6. COUNTERPARTY CREDIT RISK OF DERIVATIVES

(1) Measurement of EAD

Current Exposure Method

(2) Total amount of gross positive fair value (as of March 31, 2008)

Consolidated ¥445,515 million

Non-consolidated ¥423,340 million

(3) EAD before CRM

	Millions of yen			
	2008		2007	
As of March 31	Consolidated	Non-consolidated	Consolidated	Non-consolidated
FX-related	**653,170**	**655,120**	204,817	205,246
Interest-related	**118,272**	**119,387**	107,768	109,171
Equity-related	**39,573**	**115**	57,105	19,380
Commodity-related	**—**	**—**	—	—
Credit derivatives	**368,371**	**361,749**	127,179	127,254
Others	**—**	**—**	140,352	140,352
Total	**1,179,387**	**1,136,372**	637,223	601,405

(4) Net of: (2) + amount of gross add-on - (3)

Zero.

(5) Amount covered collateral

Zero.

(6) EAD after CRM

Refer to (3) (No change from EAD before CRM)

(7) Nominal amount of credit derivatives which have counterparty risk

As of March 31	Millions of yen 2008		2007	
Nominal amount	Protection-buy	Protection-sell	Protection-buy	Protection-sell
Single name	**890,806**	**986,735**	1,031,826	1,018,677
Multi name	**550,778**	**497,166**	43,600	6,800

(8) Nominal amount of credit derivatives which cover exposures by CRM

¥11,359 million for both consolidated and non-consolidated (as of March 31, 2008)

7. SECURITIZATION

SECURITIZATION EXPOSURE ORIGINATED BY THE BANK GROUP

(1) Amount of original assets

Securitization by transfer of assets

As of March 31	Millions of yen 2008	2007
Type of original assets	Amount of original asset	Amount of original asset
Residential mortgages	**514,373**	645,173
Consumer loans	**142,168**	144,089
Commercial real estate loans	**165,209**	—
Corporate loans	**75,981**	353,967
Others	**22,870**	—
Total	**920,603**	1,143,230

Synthetic Securitization

As of March 31	Millions of yen 2008	2007
Type of original assets	Amount of original asset	Amount of original asset
Corporate loans	**30,100**	—
Total	**30,100**	—

Notes: Includes originally securitized assets originated by the Bank Group in fiscal year 2007, even though the Bank Group had no exposure to these particular assets as of March 31, 2008.

(2) Amount of default exposure including original assets

Securitization by transfer of assets

As of March 31	Millions of yen 2008	2007
Type of original assets	Amount of Default	Amount of Default
Residential mortgages	**7,928**	11,379
Consumer loans	**—**	305
Commercial real estate loans	**—**	—
Corporate loans	**32,038**	34,039
Others	**—**	—
Total	**39,966**	45,724

Synthetic Securitization

As of March 31	Millions of yen 2008	2007
Type of original assets	Amount of Default	Amount of Default
Corporate loans	**500**	—
Total	**500**	—

(3) Amount of securitization exposure the Bank Group has by type of original assets

Securitization by transfer of assets

As of March 31	Millions of yen 2008	2007
Type of original assets	Amount of Exposure	Amount of Exposure
Residential mortgages	**8**	71,648
Consumer loans	**120,432**	77,330
Corporate loans	**59,538**	77,156
Others	**1,831**	1,786
Total	**181,810**	227,922

Synthetic Securitization

As of March 31	Millions of yen 2008	2007
Type of original assets	Amount of Exposure	Amount of Exposure
Corporate loans	**29,100**	—
Total	**29,100**	—

(4) Amount of securitization exposure and required capital the Bank Group has by risk weight ratio

Securitization by transfer of assets

As of March 31	Millions of yen 2008		2007	
Band of risk weight ratio	Amount	Required Capital amount	Amount	Required Capital amount
To 12%	**32,047**	**193**	52,287	292
Over 12% to 20%	**—**	**—**	—	—
Over 20% to 50%	**10,341**	**489**	—	—
Over 50% to 75%	**34,571**	**2,222**	—	—
Over 75% to 100%	**45,010**	**4,388**	—	—
Over 100% to 250%	**45,508**	**7,288**	—	—
Over 250% to 425%	**14,331**	**4,258**	—	—
Over 425%	**—**	**—**	—	—
Total	**181,810**	**18,841**	52,287	292

Synthetic Securitization

As of March 31	Millions of yen			
	2008		2007	
Band of risk weight ratio	Amount	Required Capital amount	Amount	Required Capital amount
Over 20% to 50%	**29,100**	**563**	—	—
Total	**29,100**	**563**	—	—

(5) Amount of increase of capital by securitization (to be deducted from Tier I capital)

As of March 31	Millions of yen			
	2008		2007	
Type of original assets	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Residential mortgages	**9,983**	**9,983**	10,242	10,242
Consumer loans, installment receivables	**1,157**	**84**	2,547	370
Commercial real estate loans	**442**	**442**	—	—
Others	**3,770**	**3,770**	3,770	3,770
Total	**15,354**	**14,281**	16,561	14,384

(6) Amount of securitization exposure which should be deducted from capital under the Accord Article 247

As of March 31	Millions of yen			
	2008		2007	
Type of original assets	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Residential mortgages	**1,847**	**1,847**	15,348	15,348
Consumer loans, installment receivables	**1,747**	**1,747**	—	—
Commercial real estate loans	**250**	**250**	—	—
Others	**2,489**	**2,489**	1,786	1,786
Total	**6,334**	**6,334**	17,135	17,135

(7) Securitization exposure subject to early amortization

None.

(8) Summary of current year's securitization activities including amount of exposure securitized, and recognized gain/loss by original asset type.

None.

(9) Amount of credit risk asset of securitization under SA subject to the Accord Supplementary Provision 15

None.

SECURITIZATION EXPOSURE IN WHICH THE BANK GROUP INVESTS

(1) Amount of securitization exposure the Bank Group has by type of original asset

As of March 31	Millions of yen	
	2008	2007
Type of original assets	Amount of Exposure	Amount of Exposure
Residential mortgages	**47,346**	75,155
Consumer loans	**23,753**	19,114
Commercial real estate loans	**226,499**	20,506
Corporate loans	**165,859**	172,075
Others	**187,074**	263,877
Total	**650,534**	550,728

(2) Amount of securitization exposure and required capital for the Bank Group by risk weight ratio.

As of March 31	Millions of yen			
	2008		2007	
Band of risk weight ratio	Amount	Required Capital amount	Amount	Required Capital amount
To 12%	**274,760**	**2,239**	191,941	1,211
Over 12% to 20%	**88,621**	**1,193**	104,137	1,311
Over 20% to 50%	**12,523**	**490**	170,032	4,925
Over 50% to 75%	**48,757**	**2,495**	23,716	1,423
Over 75% to 100%	**753**	**63**	1,668	133
Over 100% to 250%	**2,833**	**600**	5,775	1,155
Over 250% to 425%	**46,493**	**13,720**	1,831	622
Over 425%	**36**	**20**	—	—
Total	**474,780**	**20,824**	499,104	10,782

(3) Amount of securitization exposure which should be deducted from capital under the Accord Article 247.

As of March 31	Millions of yen			
	2008		2007	
Type of original assets	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Residential mortgages	**15,872**	**15,872**	11,162	11,162
Consumer loans, installment receivables	**1,377**	**1,377**	2,459	3,041
Commercial real estate loans	**190**	**190**	3,392	3,392
Corporate loans	**18,890**	**18,890**	8,760	8,760
Others	**18,990**	**18,990**	25,848	25,848
Total	**55,321**	**55,321**	51,624	52,206

(4) Amount of credit risk asset of securitization under SA subject to the Accord Supplementary Provision 15.

None.

8. MARKET RISK (UNDER INTERNAL MODEL APPROACH)

VaR AT THE END OF MARCH 2007 AND 2008 AND THE HIGH, MEAN AND LOW VaR

	Millions of yen			
	2008		2007	
As of March 31	Consolidated	Non-consolidated	Consolidated	Non-consolidated
VaR at term end	**4,206**	**3,980**	1,980	1,847
VaR through this term				
High	**5,131**	**4,392**	2,339	2,076
Mean	**2,688**	**2,352**	1,665	1,427
Low	**1,517**	**1,213**	909	770

Based on VaR back-testing for fiscal years 2007 and 2006, the trading portfolio experienced no losses that exceeded the specified VaR threshold.

9. EQUITY EXPOSURE IN BANKING BOOK

BOOK VALUE AND FAIR VALUE

(1) Listed Equity Exposure ¥7,941 million (as of March 31, 2008)

(2) Unlisted Equity Exposure ¥50,191 million (as of March 31, 2008)

GAIN OR LOSS ON SALE OR DEPRECIATION OF EQUITY EXPOSURE

	Millions of yen			
	FY2007		FY2006	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Gain/Loss on sale	**4,241**	**1,696**	7,257	6,337
Loss of depreciation	**3,112**	**2,231**	909	824

UNREALIZED GAIN OR LOSS WHICH IS RECOGNIZED ON BALANCE SHEET AND NOT RECOGNIZED ON PROFIT AND LOSS STATEMENT

Consolidated ¥(3,157) million (as of March 31, 2008)

Non-consolidated ¥(3,112) million (as of March 31, 2008)

UNREALIZED GAIN OR LOSS WHICH IS NOT RECOGNIZED BOTH ON BALANCE SHEET AND ON PROFIT AND LOSS STATEMENT

	Millions of yen			
	2008		2007	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Equity to subsidiaries and affiliates	**—**	**(25)**	—	6,622

AMOUNT OF EQUITY EXPOSURE UNDER GRANDFATHERING RULE SUBJECT TO THE ACCORD SUPPLEMENTARY PROVISION 13

¥18,951 million (as of March 31, 2008)

10. AMOUNT OF REGARDED EXPOSURE UNDER THE ACCORD ARTICLE 167

¥124,331 million (as of March 31, 2008)

11. INTEREST RATE RISK IN THE BANKING BOOK (IRRBB) — THE INCREASE/DECREASE IN ECONOMIC VALUE FOR UPWARD/DOWNWARD RATE SHOCKS ACCORDING TO MANAGEMENT'S METHOD FOR IRRBB.

The gain (loss) from an upward interest rate shock of 2% in the banking book is shown below:

	Billions of yen			
	2008		2007	
As of March 31	Consolidated	Non-consolidated	Consolidated	Non-consolidated
JPY	**(35.5)**	**(16.9)**	(31.8)	(11.4)
USD	**+1.2**	**+1.2**	+1.8	+1.8
Others	**+0.6**	**+0.6**	+0.4	+0.4
Total	**(33.5)**	**(14.9)**	(29.5)	(9.1)

CORPORATE INFORMATION

SHINSEI BANK GROUP

AS OF MARCH 31, 2008

As of March 31, 2008, the Shinsei Bank Group consisted of Shinsei Bank, Limited, 204 subsidiaries (comprising 104 consolidated companies including APLUS Co., Ltd. and Showa Leasing Co., Ltd. and 100 unconsolidated subsidiaries) and 30 affiliated companies. The Shinsei Bank Group is an integrated financial services group which engages principally in the banking business and conducts securities, trust and other businesses.



Shinsei Bank, Limited
Banking
Head office and domestic branch offices
Major subsidiaries: • APLUS Co., Ltd.
• Showa Leasing Co., Ltd.
• SHINKI Co., Ltd.
Securities
Major subsidiary: • Shinsei Securities Co., Ltd.
Trust business
Major subsidiary: • Shinsei Trust & Banking Co., Ltd.
Other business
Major subsidiaries: • Shinsei Investment Management Co., Ltd.
• Shinsei Servicing Company.

MAJOR SUBSIDIARIES AND AFFILIATES

AS OF MARCH 31, 2008

Name	Location	Main business	Capital (Millions of yen unless otherwise specified)	Established (Acquired)	Equity stake held by Shinsei Bank and consolidated subsidiaries (%)		
						Equity stake held by Shinsei Bank	Equity stake held by consolidated subsidiaries of Shinsei Bank
Major Domestic Subsidiaries							
Shinsei Property Finance Co., Ltd.	Tokyo, Japan	Real estate collateral finance	¥ 250	1959.5	100.0%	100.0%	—%
Shinsei Information Technology Co., Ltd.	Tokyo, Japan	Information technology	100	1983.8	100.0	100.0	—
Shinseigin Finance Co., Ltd.	Tokyo, Japan	Finance	10	1993.1	100.0	100.0	—
Shinsei Trust & Banking Co., Ltd.	Tokyo, Japan	Trust banking	5,000	1996.11	100.0	100.0	—
Shinsei Securities Co., Ltd.	Tokyo, Japan	Securities	7,000	1997.8	100.0	100.0	—
Chowa Tatemono Co., Ltd.	Tokyo, Japan	Real estate leasing	10	1997.8	100.0	100.0	—
Shinsei Servicing Company	Tokyo, Japan	Servicing business	500	2001.10	100.0	—	100.0
Shinsei Investment Management Co., Ltd.	Tokyo, Japan	Investment trust and discretionary investment advisory	495	2001.12	100.0	100.0	—
APLUS Co., Ltd.	Osaka, Japan	Installment credit	40,000	(2004.9)	74.0	—	74.0
Zen-Nichi Shinpan Co., Ltd.	Okayama, Japan	Installment credit	1,000	(2006.3)	97.3	—	97.3
Showa Leasing Co., Ltd.	Tokyo, Japan	Leasing	24,300	(2005.3)	96.4	96.4	—
Showa Auto Rental & Leasing Co., Ltd.	Tokyo, Japan	Leasing	300	(2005.3)	100.0	—	100.0
SHINKI Co., Ltd.	Tokyo, Japan	Financing for individuals and small businesses	16,709	(2007.12)	67.7	67.7	—
Major Overseas Subsidiaries							
Shinsei Bank Finance N.V.	Curaçao, Netherlands Antilles	Finance	$2.1 million	1976.3	100.0%	100.0%	—%
Shinsei International Limited	London, UK	Securities	£3 million	2004.9	100.0	100.0	—
Shinsei Finance (Cayman), Limited	Grand Cayman, Cayman Islands	Finance	$795.25 million	2006.2	100.0	100.0	—
Shinsei Finance II (Cayman), Limited	Grand Cayman, Cayman Islands	Finance	$715.35 million	2006.3	100.0	100.0	—
Major Affiliates Accounted for Using the Equity Method							
Jih Sun Financial Holding Co., Ltd.	Taipei, Taiwan	Finance	NT$26,124 million	(2002.2)	32.9%	—%	32.9%
Raffia Capital Co., Ltd.	Tokyo, Japan	Private equity fund management	¥ 10	2002.7	50.0	50.0	—
Hillcot Holdings Limited	Hamilton, Bermuda	Holding company	$24,000	2002.11	33.7	33.7	—

Shares Outstanding and Capital

1,000 shares, millions of yen

Date	Shares outstanding		Capital		Capital surplus		Notes
	Change	Balance	Change	Balance	Change	Balance	
July 29, 2003	(1,358,537)	2,033,065*	—	451,296	—	18,558	2-for-1 reverse share split for common shares Post reverse split common shares outstanding 1,358,537 thousand shares
July 31, 2006	(99,966)	1,933,098*	—	451,296	—	18,558	Use of call feature for Series 3 Class-B preferred shares Issuance of 200,033 thousand common shares Retirement of Series 3 Class-B preferred shares -300,000 thousand shares
November 16, 2006	(85,000)	1,848,098*	—	451,296	—	18,558	Cancellation of treasury shares (common) -85,000 thousand shares
August 1, 2007	(100,000)	1,748,098*	—	451,296	—	18,558	Mandatory acquisition of Series 3 Class-B preferred shares Issuance of 200,000 thousand common shares Retirement of Series 3 Class-B preferred shares -300,000 thousand shares
February 4, 2008	117,647	1,865,746*	25,000	476,296	25,000	43,558	Third party allocation of shares (common shares) Subscription price ¥425, par value ¥212.5
March 31, 2008	194,600	2,060,346	—	476,296	—	43,558	Use of call feature for Series 2 Class-A preferred shares Issuance of 269,128 thousand common shares Retirement of Series 2 Class-A preferred shares -74,528 thousand shares

* Figure includes number of preferred shares outstanding

Largest Shareholders[(1)(2)]

Rank	Shareholders	Thousands of Common Shares	%
1	SATURN IV SUB LP (JPMCB 380111)	322,964	15.67
2	DEPOSIT INSURANCE CORPORATION OF JAPAN	269,128	13.06
3	THE RESOLUTION AND COLLECTION CORPORATION	200,000	9.70
4	SATURN JAPAN III SUB C.V. (JPMCB 380113)	110,449	5.36
5	SHINSEI BANK, LIMITED (Treasury shares)	96,422	4.67
6	J. CHRISTOPHER FLOWERS	92,670	4.49
7	JP MORGAN CHASE BANK 380055	82,367	3.99
8	THE CHASE MANHATTAN BANK, N. A. LONDON	80,058	3.88
9	STATE STREET BANK AND TRUST COMPANY	78,015	3.78
10	THE MASTER TRUST BANK OF JAPAN LTD. (TRUST ACCOUNT)	34,447	1.67
11	JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT)	29,795	1.44
	Total	2,060,346	100.00

(1) As of March 31, 2008, a group of investors, including affiliates of J.C. Flowers & Co. LLC., holds 476,103,059 common shares or 32.6% of Shinsei's outstanding common shares, excluding treasury shares.
(2) As of March 31, 2008, in total, the Deposit Insurance Corporation and the Resolution and Collection Corporation hold 469,128,888 common shares or 23.9% of Shinsei's outstanding common shares, excluding treasury shares.

Breakdown of Shareholders


Foreign Individual Investors 4.52%
Japanese Individuals and Other 12.05%
Japanese Financial Institutions and Insurance Companies 17.93%
Japanese Securities Companies 0.85%
2,060,346 thousand common shares
Other Japanese Corporations 13.73%
Foreign Institutional Investors 50.93%

EMPLOYEES

AS OF MARCH 31, 2006, 2007 AND 2008

	2006	2007	2008
Consolidated			
Number of Employees	5,407	5,364	**5,245**
Non-Consolidated			
Number of Employees	2,094	2,248	**2,394**
Male	1,135	1,210	**1,300**
Female	959	1,038	**1,094**
Average age	37 years 8 months	38 years 1 month	**38 years 3 months**
Average years of service	10 years 2 months	9 years 9 months	**9 years 1 month**
Average monthly salary	492 thousand yen	501 thousand yen	**505 thousand yen**

"Average monthly salary" includes overtime wages but excludes annual bonus.

AS OF MAY 31, 2008

DOMESTIC OUTLETS:

39 outlets, including 35 Shinsei Financial Centers (30 Branches and 5 Annexes),
2 Platinum Centers (with Annexes) and 2 BankSpots (2 with other Annexes)

Name of 30 Branches and 5 Annexes

- Head Office (Tokyo)
  - Ginza Annex
  - Nihombashi Annex
- Sapporo Branch
- Sendai Branch
- Kanazawa Branch
- Omiya Branch
- Kashiwa Branch
- LaLaport Branch
- Tokyo Branch
- Ikebukuro Branch
- Ueno Branch
- Kichijoji Branch
- Shinjuku Branch
- Shiodome SIO-SITE Branch
- Roppongi Hills Branch
  - Keyakizakadori Annex
- Shibuya Branch
  - Omotesando Hills Annex
- Hiroo Branch
- Meguro Branch
- Futakotamagawa Branch
- Hachioji Branch
- Yokohama Branch
- Fujisawa Branch
- Nagoya Branch
- Kyoto Branch
- Osaka Branch
- Umeda Branch
  - Hankyu-Umeda Annex
- Namba Branch
- Kobe Branch
- Hiroshima Branch
- Takamatsu Branch
- Fukuoka Branch

OVERSEAS BRANCH:

Grand Cayman Branch

DOMESTIC SUB-BRANCHES (ATM ONLY):

Tokyo Metro stations	49 locations
Keikyu Station Bank	34 locations
Other train stations	10 locations
Other	88 locations

ACCESS TO SEVEN BANK, LTD. ATMS

Access to Seven Bank, Ltd. ATMs	12,412 locations

WEBSITE

Our English and Japanese websites provide a wide range of information covering our Retail and Institutional Banking businesses, corporate data and investor relations.

RETAIL



http://www.shinseibank.com/english/

The Retail Banking website provides information on our comprehensive retail account, *PowerFlex*. Customers can log on to our Internet banking service, Shinsei *PowerDirect*, submit requests for information on *PowerFlex* and apply to open an account. Product offerings, campaigns, branch and ATM information, and detailed explanations on foreign currency deposits and investment trusts are covered in the Retail website.

INSTITUTIONAL


BETTER BANKING · BETTER VALUE

http://www.shinseibank.com/institutional/en/

Our Institutional Banking website provides information for our institutional customers on our products, services and solutions. It also contains details of our branches and affiliates.

SMALL BUSINESS



http://www.shinseibank.com/nonbank/en/

The Small Business website provides information on unsecured and secured loans for small business owners. It also contains introductions to our consumer and commercial finance subsidiaries.

ABOUT SHINSEI BANK



http://www.shinseibank.com/investors/en/about/

This website provides information on our corporate profile, history, subsidiaries as well as CSR initiatives. It also contains news releases.

INVESTOR RELATIONS


Investor Relations

http://www.shinseibank.com/investors/en/ir/

The Investor Relations website contains a company overview, information on corporate governance, financial information, IR news and IR calendar. It also provides equity- and debt-related information.

For further information, please contact:

Group Investor Relations Division
Shinsei Bank, Limited
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501, Japan
Tel: 81-3-5511-8303 Fax: 81-3-5511-5505 URL: http://www.shinseibank.com E-mail: Shinsei_IR@shinseibank.com



SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501, Japan
TEL: 81-3-5511-5111 FAX: 81-3-5511-5505
URL: http://www.shinseibank.com

株式会社新生銀行
〒100-8501 東京都千代田区内幸町2-1-8
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan



File No. 82-34775
September 8, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated September 13, 2007 (Attached hereto as Exhibit A-1)
(2) Press release dated September 18, 2007 (Attached hereto as Exhibit A-2)
(3) Press release dated September 21, 2007 (Attached hereto as Exhibit A-3)
(4) Press release dated September 25, 2007 (Attached hereto as Exhibit A-4)
(5) Press release dated September 25, 2007 (Attached hereto as Exhibit A-5)
(6) Press release dated September 27, 2007 (Attached hereto as Exhibit A-6)
(7) Press release dated October 1, 2007 (Attached hereto as Exhibit A-7)
(8) Press release dated October 1, 2007 (Attached hereto as Exhibit A-8)
(9) Press release dated October 4, 2007 (Attached hereto as Exhibit A-9)
(10) Press release dated October 11, 2007 (Attached hereto as Exhibit A-10)
(11) Press release dated October 22, 2007 (Attached hereto as Exhibit A-11)
(12) Press release dated October 23, 2007 (Attached hereto as Exhibit A-12)
(13) Press release dated October 25, 2007 (Attached hereto as Exhibit A-13)
(14) Press release dated October 29, 2007 (Attached hereto as Exhibit A-14)
(15) Press release dated November 9, 2007 (Attached hereto as Exhibit A-15)
(16) Press release dated November 12, 2007 (Attached hereto as Exhibit A-16)
(17) Press release dated November 13, 2007 (Attached hereto as Exhibit A-17)
(18) Press release dated November 13, 2007 (Attached hereto as Exhibit A-18)
(19) Press release dated November 14, 2007 (Attached hereto as Exhibit A-19)
(20) Press release dated November 14, 2007 (Attached hereto as Exhibit A-20)
(21) Press release dated November 14, 2007 (Attached hereto as Exhibit A-21)
(22) Press release dated November 19, 2007 (Attached hereto as Exhibit A-22)
(23) Press release dated November 20, 2007 (Attached hereto as Exhibit A-23)
(24) Press release dated November 20, 2007 (Attached hereto as Exhibit A-24)
(25) Press release dated November 20, 2007 (Attached hereto as Exhibit A-25)
(26) Press release dated November 27, 2007 (Attached hereto as Exhibit A-26)
(27) Press release dated November 30, 2007 (Attached hereto as Exhibit A-27)
(28) Press release dated December 6, 2007 (Attached hereto as Exhibit A-28)
(29) Press release dated December 11, 2007 (Attached hereto as Exhibit A-29)
(30) Press release dated December 13, 2007 (Attached hereto as Exhibit A-30)
(31) Press release dated December 19, 2007 (Attached hereto as Exhibit A-31)
(32) Press release dated December 21, 2007 (Attached hereto as Exhibit A-32)

(33)	Press release dated	December 25, 2007	(Attached hereto as Exhibit A-33)
(34)	Press release dated	January 4, 2008	(Attached hereto as Exhibit A-34)
(35)	Press release dated	January 10, 2008	(Attached hereto as Exhibit A-35)
(36)	Press release dated	January 15, 2008	(Attached hereto as Exhibit A-36)
(37)	Press release dated	January 16, 2008	(Attached hereto as Exhibit A-37)
(38)	Press release dated	January 17, 2008	(Attached hereto as Exhibit A-38)
(39)	Press release dated	January 18, 2008	(Attached hereto as Exhibit A-39)
(40)	Press release dated	January 18, 2008	(Attached hereto as Exhibit A-40)
(41)	Press release dated	January 29, 2008	(Attached hereto as Exhibit A-41)
(42)	Press release dated	January 30, 2008	(Attached hereto as Exhibit A-42)
(43)	Press release dated	February 1, 2008	(Attached hereto as Exhibit A-43)
(44)	Press release dated	February 4, 2008	(Attached hereto as Exhibit A-44)
(45)	Press release dated	February 8, 2008	(Attached hereto as Exhibit A-45)
(46)	Press release dated	February 8, 2008	(Attached hereto as Exhibit A-46)
(47)	Press release dated	February 27, 2008	(Attached hereto as Exhibit A-47)
(48)	Press release dated	February 28, 2008	(Attached hereto as Exhibit A-48)
(49)	Press release dated	March 7, 2008	(Attached hereto as Exhibit A-49)
(50)	Press release dated	March 13, 2008	(Attached hereto as Exhibit A-50)
(51)	Press release dated	March 18, 2008	(Attached hereto as Exhibit A-51)
(52)	Press release dated	March 18, 2008	(Attached hereto as Exhibit A-52)
(53)	Press release dated	March 27, 2008	(Attached hereto as Exhibit A-53)
(54)	Press release dated	March 27, 2008	(Attached hereto as Exhibit A-54)
(55)	Press release dated	March 28, 2008	(Attached hereto as Exhibit A-55)
(56)	Press release dated	March 31, 2008	(Attached hereto as Exhibit A-56)
(57)	Press release dated	March 31, 2008	(Attached hereto as Exhibit A-57)
(58)	Press release dated	March 31, 2008	(Attached hereto as Exhibit A-58)
(59)	Interim Report 2007		(Attached hereto as Exhibit A-59)
(60)	Press release dated	April 1, 2008	(Attached hereto as Exhibit A-60)
(61)	Press release dated	April 10, 2008	(Attached hereto as Exhibit A-61)
(62)	Press release dated	April 10, 2008	(Attached hereto as Exhibit A-62)
(63)	Press release dated	April 21, 2008	(Attached hereto as Exhibit A-63)
(64)	Press release dated	April 22, 2008	(Attached hereto as Exhibit A-64)
(65)	Press release dated	May 1, 2008	(Attached hereto as Exhibit A-65)
(66)	Press release dated	May 1, 2008	(Attached hereto as Exhibit A-66)
(67)	Press release dated	May 2, 2008	(Attached hereto as Exhibit A-67)
(68)	Press release dated	May 8, 2008	(Attached hereto as Exhibit A-68)
(69)	Press release dated	May 12, 2008	(Attached hereto as Exhibit A-69)
(70)	Press release dated	May 12, 2008	(Attached hereto as Exhibit A-70)
(71)	Press release dated	May 14, 2008	(Attached hereto as Exhibit A-71)
(72)	Press release dated	May 14, 2008	(Attached hereto as Exhibit A-72)
(73)	Press release dated	May 14, 2008	(Attached hereto as Exhibit A-73)
(74)	Press release dated	May 14, 2008	(Attached hereto as Exhibit A-74)
(75)	Press release dated	May 14, 2008	(Attached hereto as Exhibit A-75)
(76)	Press release dated	May 21, 2008	(Attached hereto as Exhibit A-76)
(77)	Press release dated	May 30, 2008	(Attached hereto as Exhibit A-77)
(78)	Press release dated	June 2, 2008	(Attached hereto as Exhibit A-78)
(79)	Press release dated	June 9, 2008	(Attached hereto as Exhibit A-79)
(80)	Press release dated	June 10, 2008	(Attached hereto as Exhibit A-80)
(81)	Press release dated	June 13, 2008	(Attached hereto as Exhibit A-81)
(82)	Press release dated	June 25, 2008	(Attached hereto as Exhibit A-82)
(83)	Press release dated	June 25, 2008	(Attached hereto as Exhibit A-83)
(84)	Press release dated	June 25, 2008	(Attached hereto as Exhibit A-84)

(85)	Press release dated	June 27, 2008	(Attached hereto as Exhibit A-85)
(86)	Press release dated	July 1, 2008	(Attached hereto as Exhibit A-86)
(87)	Press release dated	July 1, 2008	(Attached hereto as Exhibit A-87)
(88)	Press release dated	July 10, 2008	(Attached hereto as Exhibit A-88)
(89)	Press release dated	July 11, 2008	(Attached hereto as Exhibit A-89)
(90)	Press release dated	July 11, 2008	(Attached hereto as Exhibit A-90)
(91)	Press release dated	July 14, 2008	(Attached hereto as Exhibit A-91)
(92)	Press release dated	July 24, 2008	(Attached hereto as Exhibit A-92)
(93)	Press release dated	July 30, 2008	(Attached hereto as Exhibit A-93)
(94)	Press release dated	August 1, 2008	(Attached hereto as Exhibit A-94)
(95)	Press release dated	August 1, 2008	(Attached hereto as Exhibit A-95)
(96)	Press release dated	August 13, 2008	(Attached hereto as Exhibit A-96)
(97)	Press release dated	September 5, 2008	(Attached hereto as Exhibit A-97)
(98)	Annual Report 2008 (for the period from April 1, 2007 to March 31, 2008)		(Attached hereto as Exhibit A-98)

B. Japanese Language Documents

(1)	Press release dated	September 13, 2007	(English translation attached hereto as Exhibit B-1)
(2)	Press release dated	September 18, 2007	(English translation attached hereto as Exhibit B-2)
(3)	Press release dated	September 21, 2007	(English translation attached hereto as Exhibit B-3)
(4)	Press release dated	September 25, 2007	(English translation attached hereto as Exhibit B-4)
(5)	Press release dated	September 25, 2007	(English translation attached hereto as Exhibit B-5)
(6)	Press release dated	September 27, 2007	(English translation attached hereto as Exhibit B-6)
(7)	Press release dated	October 1, 2007	(English translation attached hereto as Exhibit B-7)
(8)	Press release dated	October 1, 2007	(English translation attached hereto as Exhibit B-8)
(9)	Press release dated	October 4, 2007	(English translation attached hereto as Exhibit B-9)
(10)	Press release dated	October 11, 2007	(English translation attached hereto as Exhibit B-10)
(11)	Press release dated	October 22, 2007	(English translation attached hereto as Exhibit B-11)
(12)	Press release dated	October 23, 2007	(English translation attached hereto as Exhibit B-12)
(13)	Press release dated	October 25, 2007	(English translation attached hereto as Exhibit B-13)
(14)	Press release dated	October 29, 2007	(English translation attached hereto as Exhibit B-14)
(15)	Press release dated	November 9, 2007	(English translation attached hereto as Exhibit B-15)
(16)	Press release dated	November 12, 2007	(English translation attached hereto as Exhibit B-16)
(17)	Press release dated	November 13, 2007	(English translation attached hereto as Exhibit B-17)
(18)	Press release dated	November 13, 2007	(English translation attached hereto as Exhibit B-18)
(19)	Press release dated	November 14, 2007	(English translation attached hereto as Exhibit B-19)
(20)	Press release dated	November 14, 2007	(English translation attached hereto as Exhibit B-20)
(21)	Press release dated	November 14, 2007	(English translation attached hereto as Exhibit B-21)
(22)	Press release dated	November 19, 2007	(English translation attached hereto as Exhibit B-22)
(23)	Press release dated	November 20, 2007	(English translation attached hereto as Exhibit B-23)
(24)	Press release dated	November 20, 2007	(English translation attached hereto as Exhibit B-24)
(25)	Press release dated	November 20, 2007	(English translation attached hereto as Exhibit B-25)
(26)	Press release dated	November 27, 2007	(English translation attached hereto as Exhibit B-26)
(27)	Press release dated	November 30, 2007	(English translation attached hereto as Exhibit B-27)
(28)	Press release dated	December 6, 2007	(English translation attached hereto as Exhibit B-28)
(29)	Press release dated	December 11, 2007	(English translation attached hereto as Exhibit B-29)
(30)	Press release dated	December 13, 2007	(English translation attached hereto as Exhibit B-30)
(31)	Press release dated	December 19, 2007	(English translation attached hereto as Exhibit B-31)
(32)	Press release dated	December 21, 2007	(English translation attached hereto as Exhibit B-32)
(33)	Press release dated	December 25, 2007	(English translation attached hereto as Exhibit B-33)
(34)	Press release dated	January 4, 2008	(English translation attached hereto as Exhibit B-34)

(35)	Press release dated	January 10, 2008	(English translation attached hereto as Exhibit B-35)
(36)	Press release dated	January 15, 2008	(English translation attached hereto as Exhibit B-36)
(37)	Press release dated	January 16, 2008	(English translation attached hereto as Exhibit B-37)
(38)	Press release dated	January 17, 2008	(English translation attached hereto as Exhibit B-38)
(39)	Press release dated	January 18, 2008	(English translation attached hereto as Exhibit B-39)
(40)	Press release dated	January 18, 2008	(English translation attached hereto as Exhibit B-40)
(41)	Press release dated	January 29, 2008	(English translation attached hereto as Exhibit B-41)
(42)	Press release dated	January 30, 2008	(English translation attached hereto as Exhibit B-42)
(43)	Press release dated	February 1, 2008	(English translation attached hereto as Exhibit B-43)
(44)	Press release dated	February 4, 2008	(English translation attached hereto as Exhibit B-44)
(45)	Press release dated	February 8, 2008	(English translation attached hereto as Exhibit B-45)
(46)	Press release dated	February 8, 2008	(English translation attached hereto as Exhibit B-46)
(47)	Press release dated	February 27, 2008	(English translation attached hereto as Exhibit B-47)
(48)	Press release dated	February 28, 2008	(English translation attached hereto as Exhibit B-48)
(49)	Press release dated	March 7, 2008	(English translation attached hereto as Exhibit B-49)
(50)	Press release dated	March 13, 2008	(English translation attached hereto as Exhibit B-50)
(51)	Press release dated	March 18, 2008	(English translation attached hereto as Exhibit B-51)
(52)	Press release dated	March 18, 2008	(English translation attached hereto as Exhibit B-52)
(53)	Press release dated	March 27, 2008	(English translation attached hereto as Exhibit B-53)
(54)	Press release dated	March 27, 2008	(English translation attached hereto as Exhibit B-54)
(55)	Press release dated	March 28, 2008	(English translation attached hereto as Exhibit B-55)
(56)	Press release dated	March 31, 2008	(English translation attached hereto as Exhibit B-56)
(57)	Press release dated	March 31, 2008	(English translation attached hereto as Exhibit B-57)
(58)	Press release dated	March 31, 2008	(English translation attached hereto as Exhibit B-58)
(59)	Interim Report 2007		(English translation attached hereto as Exhibit B-59)
(60)	Press release dated	April 1, 2008	(English translation attached hereto as Exhibit B-60)
(61)	Press release dated	April 10, 2008	(English translation attached hereto as Exhibit B-61)
(62)	Press release dated	April 10, 2008	(English translation attached hereto as Exhibit B-62)
(63)	Press release dated	April 21, 2008	(English translation attached hereto as Exhibit B-63)
(64)	Press release dated	April 22, 2008	(English translation attached hereto as Exhibit B-64)
(65)	Press release dated	May 1, 2008	(English translation attached hereto as Exhibit B-65)
(66)	Press release dated	May 1, 2008	(English translation attached hereto as Exhibit B-66)
(67)	Press release dated	May 2, 2008	(English translation attached hereto as Exhibit B-67)
(68)	Press release dated	May 8, 2008	(English translation attached hereto as Exhibit B-68)
(69)	Press release dated	May 12, 2008	(English translation attached hereto as Exhibit B-69)
(70)	Press release dated	May 12, 2008	(English translation attached hereto as Exhibit B-70)
(71)	Press release dated	May 14, 2008	(English translation attached hereto as Exhibit B-71)
(72)	Press release dated	May 14, 2008	(English translation attached hereto as Exhibit B-72)
(73)	Press release dated	May 14, 2008	(English translation attached hereto as Exhibit B-73)
(74)	Press release dated	May 14, 2008	(English translation attached hereto as Exhibit B-74)
(75)	Press release dated	May 14, 2008	(English translation attached hereto as Exhibit B-75)
(76)	Press release dated	May 21, 2008	(English translation attached hereto as Exhibit B-76)
(77)	Press release dated	May 30, 2008	(English translation attached hereto as Exhibit B-77)
(78)	Press release dated	June 2, 2008	(English translation attached hereto as Exhibit B-78)
(79)	Press release dated	June 9, 2008	(English translation attached hereto as Exhibit B-79)
(80)	Press release dated	June 10, 2008	(English translation attached hereto as Exhibit B-80)
(81)	Press release dated	June 13, 2008	(English translation attached hereto as Exhibit B-81)
(82)	Press release dated	June 25, 2008	(English translation attached hereto as Exhibit B-82)
(83)	Press release dated	June 25, 2008	(English translation attached hereto as Exhibit B-83)
(84)	Press release dated	June 25, 2008	(English translation attached hereto as Exhibit B-84)
(85)	Press release dated	June 27, 2008	(English translation attached hereto as Exhibit B-85)
(86)	Press release dated	July 1, 2008	(English translation attached hereto as Exhibit B-86)

(87)	Press release dated	July 1, 2008	(English translation attached hereto as Exhibit B-87)
(88)	Press release dated	July 10, 2008	(English translation attached hereto as Exhibit B-88)
(89)	Press release dated	July 11, 2008	(English translation attached hereto as Exhibit B-89)
(90)	Press release dated	July 11, 2008	(English translation attached hereto as Exhibit B-90)
(91)	Press release dated	July 14, 2008	(English translation attached hereto as Exhibit B-91)
(92)	Press release dated	July 24, 2008	(English translation attached hereto as Exhibit B-92)
(93)	Press release dated	July 30, 2008	(English translation attached hereto as Exhibit B-93)
(94)	Press release dated	August 1, 2008	(English translation attached hereto as Exhibit B-94)
(95)	Press release dated	August 1, 2008	(English translation attached hereto as Exhibit B-95)
(96)	Press release dated	August 13, 2008	(English translation attached hereto as Exhibit B-96)
(97)	Press release dated	September 5, 2008	(English translation attached hereto as Exhibit B-97)
(98)	Annual Report 2008 (for the period from April 1, 2007 to March 31, 2008)		(English translation attached hereto as Exhibit B-98)

C. Japanese Language Documents

Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,
Shinsei Bank, Limited

By: ______________________
Name: Raymond Spencer
Title: Chief IR Officer
General Manager
Group Investor Relations Division


RECEIVED
2008 SEP 15 P 12:21

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Report on Purchase of Common Shares dated October 1, 2008
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in September 2007.

Amendment Report on Status Exchange Report dated October 5, 2007
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest of The Daito Bank, Ltd.

Report on Purchase of Common Shares dated November 1, 2008
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in October 2007.

Shelf Registration Statement on November 20, 2007
Shelf Registration Statement is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The Shelf Registration Statement thereto was filed in connection with 3rd party allotment of Project Saturn.

TOB Response Statement on November 22, 2007
TOB Response Statement is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The TOB Response Statement was filed in connection with 3rd party allotment of Project Saturn.

Report on Purchase of Common Shares dated December 1, 2008
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in November 2007.

Shelf Registration Statement on December 6, 2007
Shelf Registration Statement is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The Shelf Registration Statement thereto was filed in connection with Shinsei's increase of bond issuance flexibility.

Semi-Annual Securities Report for the interim period from April 1, 2007 to September 30, 2007.
A Semi-Annual Securities Report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The semi-annual securities report thereto was filed in connection with Shinsei's financial results for the six-month period ended September 30, 2007.

Amendment to Securities Registration Statement dated December 12, 2007
Amendment to Securities Registration Statement is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment to securities registration statement was filed in connection with Shinsei's issuance of equity.

Amendment to Securities Registration Statement dated December 12, 2007
Amendment to securities registration statement is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including,

certain securities offerings. The amendment to securities registration statement was filed in connection with Shinsei's issuance of corporate bond.

Amendment Report on Status Exchange Report dated December 14, 2007
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest of SHINKI, Co., Ltd.

Amendment Report on Status Exchange Report dated December 17, 2007
An amendment report on status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest of SHINKI, Co., Ltd.

Amendment to Semi-Annual Securities Report for the interim period from April 1, 2007 to September 30, 2007
Amendment to semi-annual securities report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment to semi-annual securities report was filed in connection with the revision of the balance of risk-monitored loan.

Report on Purchase of Common Shares dated January 1, 2008
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in December 2007.

Report on Purchase of Common Shares dated February 1, 2008
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in January 2008.

Report on Purchase of Common Shares dated March 1, 2008
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in February 2008.

Report on Purchase of Common Shares dated April 1, 2008
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in March 2008.

Corporate Governance Report dated April 30, 2008
A corporate governance report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. Since TSE requested listed companies to add description on the policies and structure to reject antisocial forces, Shinsei added the relevant description and made updates in order parts of the report as necessary.

Report on Purchase of Common Shares dated May 1, 2008
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in April 2008.

Extraordinary Report dated May 14, 2008
An extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The extraordinary report thereto was filed in connection with Shinsei's issuance of stock option.

Amendment Report on Extraordinary Report dated May 30, 2008
An amendment report on extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The extraordinary report thereto was filed in connection with Shinsei's issuance of stock option.

Report on Purchase of Common Shares dated June 1, 2008
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in May 2008.

Individual Registration Statement dated June 11, 2008
An individual registration statement is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The individual registration statement was filed in connection with Shinsei's issuance of the first covered bond in Japan.

Amendment Report on Securities Report dated June 12, 2008
An amendment report on securities report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment report on securities report thereto was filed in connection with fulfillment of the description about Shinsei's corporate governance.

Amendment to Securities Registration Statement dated June 12, 2008
Amendment to securities registration statement is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment to securities registration statement was filed in connection with the fulfillment of the description about Shinsei's corporate governance.

Amendment to Individual Registration Statement dated June 12, 2008
Amendment to individual registration statement is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment to individual registration statement was filed in connection with the fulfillment of the description about Shinsei's corporate governance.

Amendment to Individual Registration Statement dated June 17, 2008
An amendment to individual registration statement is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment to individual registration statement was filed in connection with the correction to the Individual Registration Statement dated June 11, 2008.

Amendment to Individual Registration Statement dated June 25, 2008
An amendment to individual registration statement is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment to individual registration statement was filed in connection with Shinsei's issuance of covered bond.

Amendment to Shelf Registration Statement on June 25, 2008
An amendment to shelf registration statement is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including,

certain securities offerings. The amendment to shelf registration statement thereto was filed in connection with Shinsei's issuance of corporate bond.

Individual Registration Statement dated June 25, 2008
An individual registration statement is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The individual registration statement was filed in connection with Shinsei's issuance of stock option.

Amendment to Individual Registration Statement dated June 25, 2008
An amendment to individual registration statement is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment to individual registration statement was filed in connection with Shinsei's issuance of stock option.

Report on Purchase of Common Shares dated July 1, 2008
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in June 2008.

Extraordinary Report dated July 31, 2008
An extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The extraordinary report thereto was filed in connection with the dissolution of YMS6.

Report on Purchase of Common Shares dated August 1, 2008
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in July 2008.

Amendment to Shelf Registration Statement on August 13, 2008
An amendment to shelf registration statement is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment to shelf registration statement thereto was filed in connection with Shinsei's issuance of corporate bond.

For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank intends to subscribe to Shinki's rights offering of new shares

Tokyo (September 13, 2007) --- In response to Shinki Co., Limited's ("Shinki")[1] announcement to raise capital later this year through a rights offering to all shareholders registered as at October 17, 2007, consisting of three new shares of common stock, at 100 yen per new share, for every existing share, Shinsei Bank Limited ("Shinsei Bank") stated today that it intends to subscribe to this rights offering of new shares.

As legislative and market changes have significantly impacted the consumer finance sector, including restrictions on lending rates, Shinki continues to actively restructure its business to ensure the viability of its new business model. As a result, Shinki needs to increase reserves and provisions in the first half of fiscal year 2007 for credit losses and grey zone claims, resulting in a reduction in shareholders' equity necessitating an increase in capital.

Shinsei Bank supports Shinki's capital raising plan and intends to subscribe to the rights offering of new shares that is being proposed by Shinki to all its shareholders.

[1] Shinki is a 36.4% consumer finance affiliate of Shinsei Bank

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$92 billion on a consolidated basis (as of March 31, 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.




1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Wednesday, September 18, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective September 18, 2007.

	New Position	Former Position
Sang-Ho Sohn	Senior Managing Executive Officer, Head and Chief Executive of Institutional Banking Group, GM of IB Business Division, and Head of Advisory Sub-Group	Senior Managing Executive Officer, Head and Chief Executive of Institutional Banking Group, GM of IB Business Division

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$92 billion on a consolidated basis (as of March 31, 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Registration of Customer Information with the Federation of Credit Bureaus of Japan

Tokyo (Friday, September 21, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") said today it has found 79 additional cases in which customer information was incorrectly registered with the Federation of Credit Bureaus of Japan. Previously, on Monday, August 3, 2007, Shinsei said it had discovered 315 registration errors. The additional cases were missed during the first investigation due to a methodological error. We would like to sincerely apologize for the errors and assure customers that the problem has been rectified. We will provide detailed explanations and individual apologies to the customers affected.

The customers were incorrectly registered as having outstanding loans when in fact they should have been registered in the "completion category" (or kanryou-kubun), indicating that their loans had been fully repaid. This could potentially affect their ability to obtain new financing. The registrations were made available for credit enquiries by other banks between February 8 and September 7, 2007.

The errors were caused by a software problem in a program used to report customer information to the Federation of Credit Bureaus of Japan.

Inquiries from customers will be handled at Shinsei *PowerCall* 0120-456-366 (9:00-17:00, Monday to Friday)

****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Bolsters Communications, Investor Relations Capability

Tokyo (Tuesday, September 25, 2007) — Underscoring its commitment to transparency and openness with all stakeholders, Shinsei Bank, Limited ("Shinsei Bank") today announced the hiring of two seasoned professionals to head its corporate communications and investors relations divisions.

To keep key stakeholders fully informed about the bank's strategy and performance, Shinsei Bank has brought in Raymond Spencer to oversee domestic and international investor relations as Chief Investor Relations Officer for the Group Investor Relations Division. Fluent in Japanese, Spencer has an MSc degree from the University of Tsukuba (Japan) and an MBA from ENPC Graduate School of International Business (France). With over 12 years in Japan, he worked at ORIX, Johnson Controls and AMD in the fields of finance, energy/environment and IT in roles covering investor and public relations and sales and marketing.

Shinsei Bank has also hired veteran journalist Donald Macintyre to head its Corporate Communications Division. Macintyre spent more than a decade in Japan at the Nihon Keizai newspaper, Bloomberg and Time magazine before moving to South Korea to set up and run Time's Seoul bureau. Also a fluent Japanese speaker, he just completed a year-long fellowship at Stanford University, where he organized a conference on U.S. media coverage of the Korean peninsula.

"In today's world of globalizing markets and fragmenting media, clear and timely communication with journalists, investors and the public is more critical than ever," said Thierry Porté, Shinsei Bank's president and chief executive officer. "That's why we're putting a strong team in place."

Shinsei's corporate communications and group investor relations divisions will be working closely together to communicate Shinsei's story, values and brand message to all its stakeholders.

******

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional a retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commerc Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term pr growth and increasing value for all its stakeholders.



INFORMATION SHINSEI BANK

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Focuses on Corporate Sustainability

Tokyo (Tuesday, September 25, 2007) — Banks today are confronted with new and complex challenges to profitability and competitiveness, ranging from climate change and resource shortages to a growing backlash against globalization. To manage these emerging environmental, social and governance risks, Shinsei Bank, Limited ("Shinsei Bank") today announced it has set up a division dedicated to building and sustaining corporate value in a way that will maximize profits, reflect the bank's values and meet the expectations of all stakeholders.

"A sound sustainability strategy is not a choice - it is critical to our ability to remain competitive and generate long-term value for all stakeholders," said Thierry Porté, Shinsei Bank's president and chief executive officer. "These new challenges can be turned into opportunities."

Shinsei's Corporate Value Division will focus on sustaining corporate value by assessing and managing risks posed by global environmental threats and social change. Exposed to these issues through loan and investment portfolios, banks are under increasing scrutiny from stakeholders opposed to environmentally and socially harmful business practices. Leading financial institutions are building these risk factors into their risk management and brand defense strategies. But Shinsei also sees this as a valuable opportunity. Corporate sustainability practises can significantly enhance long-term profitability and corporate value by offering new ways to protect the company from environmental, social and governance risks; enhancing efficiency and productivity; allowing for development of new products and services which open new markets where business interests and society's interests intersect and by providing an improved corporate reputation, higher employee morale and increased customer goodwill. Shinsei will carefully measure and monitor the corporate value created by the sustainable practises that it introduces and will benchmark its performance against corporate sustainability best practices worldwide.

The Corporate Value Division will consist of offices of corporate sustainability, corporate philanthropy and brand management. Alex de Laiglesia will head the new division, moving from his current position as head of international investor relations.

******

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional a retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commerc Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) anc network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term pr growth and increasing value for all its stakeholders.



INFORMATION



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Exhibit Paintings by Kohshi Nishihara at Omotesando Hills Financial Center

Tokyo (Thursday, September 27, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced it will host an exhibit of three paintings by young Japanese artist Kohshi Nishihara at its Omotesando Hills Financial Center. Located on the third floor of the Dojun Wing of Omotesando Hills shopping complex, the branch will display the works from Thursday, September 27, 2007 to late December, 2007.

Nishihara graduated from Tokyo National University of Fine Arts and Music with a Master's degree in 2003. He has shown his works in Tokyo, Osaka, Hiroshima and Yokohama. Colorful and engaging, the paintings on display at Shinsei's Omotesando Hills Financial Center are abstract evocations of the artists impressions of daily life.

Shinsei has hosted art exhibits at its Omotesando Hills Financial Center since its opening in May 2006 as part of the bank's "Color your life" branding concept.

Place: Omotesando Hills, Dojun Wing 3F, 12-10, Jingumae 4-Chome, Shibuya-ku, Tokyo
Period: Thursday, September 27, 2007 through late December, 2007

****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

[Appendix]

Paintings of Mr. Kohshi Nishihara, exhibited at Omotesando Hills Financial Center



Title: BookStore053
Size: H1450mm x W970mm



Title: Collection of Handwriting054
Size: H608mm x W410mm



Title: Collection of Handwri
Size: H410mm x W608mm

Mr. Kohshi Nishihara

1978 Born in Kanagawa, Japan
Lives and works in Kanagawa, Japan

Education
2001 Tokyo Zokei University (BA)
2003 Tokyo National University of Fine Arts and Music (MA)

Solo Exhibitions
2006 TARO NASU OSAKA, Osaka
2005 TARO NASU GALLERY, Tokyo
2004 Futaba Gallery, Tokyo
Ai Gallery, Tokyo

Group Exhibitions
2007 *Portrait Session*, Hiroshima City Museum of Contemporary Art, Hiroshima
2006 *Painters Charity Gathering 2006*, Gallery Karen, Yokohama
VOCA 2006 - THE VISION OF CONTEMPORARY ART, The Ueno Royal Museum, Tokyo
2005 Painters Gathering 3, Gallery Karen, Yokohama
2004 *Painters Gathering 2*, Gallery Karen, Yokohama
2001 *Two Persons Show; Kohshi Nishihara / Takumi Kochi*,
Tokyo National University of Art and Music

Cooperation
TARO NASU http://www.taronasugallery.com
Office Ferrier




SHINSEI BANK

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Impairment of Securities Investments on a Non-Consolidated Basis
- consolidated basis financial results not impacted by impairment -

Tokyo (October 1, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced an impairment charge of 27.0 billion yen* on investments in APLUS Co., Ltd. ("APLUS"), Shinki Co., Ltd. ("Shinki") and other investments in subsidiaries/affiliates, on a non-consolidated basis.

The impairment will be recorded on a non-consolidated basis in the first half of the fiscal year 2007 ended September 30, 2007.

Shinsei Bank is currently in the process of preparing its non-consolidated financial results for the first half of the fiscal year 2007 and will release a revised forecast for non-consolidated financial results for the half year and full year 2007 in a timely and appropriate manner.

While these impairments charges impact non-consolidated financial results, they do not affect consolidated financial results.

Reference

	Before Impairment	After Impairment	Difference
	As of March 31, 2007	As of September 30, 2007	
APLUS			
Share Price	184 yen	82 yen	102 yen
# of Common Shares	156,690,390	156,690,390	0
Book Value	28.8 billion yen*	12.8 billion yen	15.9 billion yen*
Shinki			
Share Price	333 yen	97 yen	236 yen
# of Common Shares	25,607,524	25,607,524	0
Book Value	8.5 billion yen*	2.4 billion yen	6.0 billion yen*

*After deducting total valuation allowance of 15.9 billion yen for APLUS (9.2 billion yen) and Shinki (6.6 billion yen) as recorded on March 31, 2007.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.





1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Monday, October 1, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective October 1, 2007.

	New Position	Former Position
Dhananjaya Dvivedi	Senior Managing Executive Officer, Group Chief Information Officer, Head of Banking Infrastructure Group, and Head of Control Sub-Group	Senior Managing Executive Officer, Group Chief Information Officer, and Head of Banking Infrastructure Group
Yoshikazu Sato	Statutory Executive Officer, Head of Technology Sub-Group, GM of Information Technology Division, GM of Technology Support Division, and GM of Operations Planning and Administration Division	Statutory Executive Officer, Head of Technology Sub-Group, GM of Information Technology Division, and GM of Technology Support Division

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$92 billion on a consolidated basis (as of March 31, 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.



INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Install 11 More ATMs at Tokyo Metro Stations
—Including Ginza, Ikebukuro, Kasumigaseki —

Tokyo (Thursday, October 4, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced it will install eleven more Shinsei Bank ATMs at eleven subway stations operated by Tokyo Metro Co., Ltd. ("Tokyo Metro"), including Ginza, Ikebukuro, and Kasumigaseki. With these new locations, Shinsei Bank will have 76 ATMs installed at 49 Tokyo Metro stations, further expanding Tokyo Metro's largest ATM network. The ATM will be installed from Oct.5 through Oct.22.

ATMs located in Tokyo Metro stations will operate 365 days a year from 5 a.m. to 24 midnight, closing only when the subway stations close. Shinsei *PowerFlex* cash cards can be used at these ATMs free of charge.

Shinsei Bank has been adding ATMs at convenient locations such as subway stations and commercial complexes to give Shinsei customers better access to ATM services, accessible free of charge as part of the bank's *PowerFlex* account.

Shinsei ATMs to be installed in October 2007 at Tokyo Metro stations (11 ATMs at 11 stations)

Operational from October 5, 2007	Ginza Line	Ginza(1)
	Marunouchi Line	Ginza(1)
	Hanzomon Line	Kiyosumi-shirakawa(1)
Operational from October 15, 2007	Marunouchi Line	Yotsuya(1), Ikebukuro(1)
	Hibiya Line	Naka-okachimachi(1)
	Chiyoda Line	Kasumigaseki(1)
Operational from October 22, 2007	Ginza Line	Gaiemmae(1)
	Hibiya Line	Hatchobori(1)
	Yurakucho Line	Toyosu(1)
	Hanzomon Line	Hanzomon(1)

* Numbers in brackets are the numbers of ATMs.
The number of stations is repeated if the train lines are different.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

[Reference]

Shinsei ATMs operating at Tokyo Metro stations (including ATMs to be installed in October 2007)
- 76 ATMs installed at 49 stations in all

Ginza Line	Gaiemmae(1), Tameike-sanno (1), Shimbashi (1), Ginza (1) and Nihombashi (1)
Marunouchi Line	Ogikubo (2), Nakano-sakaue (2), Nishi-shinjuku (2), Shinjuku-sanchome (2), Yotsuya (1), Akasaka-mitsuke (1), Kasumigaseki (1), Ginza (1), Myogadani (2) and Ikebukuro (1)
Hibiya Line	Kamiyacho (2), Hibiya (2), Tsukiji (2), Hatchobori (1), Kayabacho (1), Ningyocho (2) and Naka-okachimachi (1)
Tozai Line	Takadanobaba (2), Waseda (2), Otemachi (1), Monzen-nakacho (2), Kiba (2), Nishi-kasai (2), Urayasu (2) and Minami-gyotoku (2)
Chiyoda Line	Nogizaka (2), Kokkai-gijidomae (1), Kasumigaseki (1), Otemachi (1), Shin-ochanomizu (1), Nishi-nippori (2) and Machiya (2)
Yurakucho Line	Gokokuji (2), Ichigaya (2), Tsukishima (2) and Toyosu (1)
Hanzomon Line	Aoyama-itchome (2), Hanzomon (1), Otemachi (2) and Kiyosumi-shirakawa (1)
Namboku Line	Shirokane-takanawa (1), Azabu-juban (2), Tameike-sanno (2) and Oji (2)

(Note) The underlined stations are locations where ATMs will be installed in October 2007.
Numbers in brackets are the numbers of ATMs. The number of stations is repeated if the subway lines are different.
Shinsei Bank started installing Shinsei ATMs in Tokyo Metro stations in March 2005.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Makes Strategic Investment in Duff & Phelps Corporation, Also Signs Referral Agreement

Tokyo (Thursday, October 11, 2007) – On September 1, 2007, Shinsei Bank, Limited ("Shinsei Bank") entered into a stock purchase agreement with Duff & Phelps Corporation ("D&P" or the "Company"), a Delaware corporation, pursuant to which it purchased 3,375,000 shares of D&P's Class A common stock for approximately US$54.2 million, a purchase price equal to $16.07 per share. Concurrently with the equity investment, Shinsei and D&P entered into a referral agreement, through which the two parties may refer their clients to each other for provision of relevant products and services in their respective areas of competency. On September 28, 2007, D&P publicly listed on the New York Stock Exchange under the ticker symbol "DUF." On Wednesday, Oct. 10, D&P's stock closed at $20.02, 24.6% above Shinsei's purchase price.

"This is a good investment and a great opportunity for Shinsei," said Thierry Porté, Shinsei Bank's president and chief executive officer. "This is a way to introduce D&P's unique portfolio of products and services to our clients in Japan and overseas."

Duff & Phelps is a leading U.S. provider of independent financial advisory and investment banking services, supporting client needs in the areas of valuation, transactions, financial restructurings and disputes. Shinsei expects the partnership with D&P to help Shinsei to assist new clients in other countries with respect to their investments in Japan. This transaction exemplifies Shinsei's international expansion strategy of entering into alliances with excellent partners overseas to cross leverage its experience and expertise with theirs and offer unique and innovative solutions to its expanding client base.

Upon completion of D&P's IPO, Shinsei's equity interest in D&P was equal to approximately 10% of the equity capital of the Company on a fully-diluted basis.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/ .



INFORMATION SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Launch New Advertising Campaign on Managing your Own Money

- Promoting awareness of the booklet "Managing your Own Money: A Five-Minute Reader" -

Tokyo (Monday, October 22, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced it will launch a new advertising campaign around the key message "Please Give Five Minutes to Shinsei", highlighting the importance of managing your own money for your golden years. The campaign, aimed at customers who are saving for retirement or are already retired, will kick off on Monday, October 22. Ads will appear in major newspapers the following day.

The advertising campaign, which will include Internet, television and radio spots, is aimed at raising Shinsei Bank's profile as "the best bank for managing your money."

The idea of the "Please Give Five minutes to Shinsei" message is to encourage customers to take a few minutes to read "Managing your Own Money: A Five-Minute Reader." This booklet uses simulation cases[1] to show how a sound money management strategy can build a healthy retirement fund. The booklet illustrates how a long-term money management strategy focused on global investment opportunities can help to protect retirement savings against inflation, tax increases and other threats. According to an online survey conducted by Shinsei Bank, 86.7% of the people who read the booklet better realized the importance of a good money management strategy.[2]

The "Managing your Own Money: A Five-Minute Reader" will be available at Shinsei branches, Shinsei's call center (Shinsei *PowerCall*) and on the Shinsei website (http://www.shinseibank.com).

Shinsei Bank aims to be Japan's "best money advisor," supporting customers' financial planning to prepare for their retirement years while expanding its line-up of financial products offering opportunities for long-term investments in global assets.

*1 For instance, if somebody started spending a lump-sum retirement payment of 25 million yen today without any asset management planning, it would probably run out in 14 years and 2 months. (The period of 14 years and 2 months is calculated by looking at how long it takes to spend 25 million yen at the rate of 146,408 yen a month. The figure 146,408 yen is what an individual receiving a standard monthly pension of 232,592 yen (source: "Pension payments amount for fiscal 2007," Ministry of Health, Labor, and Welfare) would need to spend every month to maintain an "affluent" life style, estimated as a monthly income of 379,000 yen (source: "Survey on Life Security in Fiscal 2004," Life, Insurance, and Culture Center)).

*2 The survey was conducted among 2,000 people aged 30 through 69 over the Internet in October 2007. Near 87% of respondents said they "felt the need to manage their money" or "felt somewhat the need to manage their money" after reading "Managing your Own Money: A Five-Minute Reader". Just over 67% responded that they are "thinking about taking action" or "giving some thought to taking action" after reading the booklet.

※ Please see the reference.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english

[Reference]

■ Image of "Managing your Own Money: A Five-Minute Reader"


2,500万円の寿命は14年と2ヵ月
日本人は長生き
「お金の寿命」をのばす

■ Image of advertisement

(to start from October 23, 2007)


あなたの退職金は、
14年で底をつくかもしれない?
この問題の対策を、新生銀行はもっています。
新生銀行に
5分ください。
minutes
新生銀行

Disclaimer:

Asset management products such as investment trusts entail the risk of loss of principal initially invested due to price fluctuations. Also fees and charges will be applied when you purchase and redeem investment products. Some products have annual fees. Before investing, please read carefully product description documents (including supplemental documents to the prospectus) and understand what is said in the documents.

(Shinsei Bank, Limited / Registered financial institution: the registered number 10 with the Kanto Local Finance Bureau / Member of the Japan Securities Dealers Association)



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Mishandling of Customer Information

Tokyo (Tuesday, October 23, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") announced today that documents containing customer information were accidently disposed of at its Meguro Financial Center. We sincerely apologize for the error.

1. Customer information lost in the incident
   Type of documents: Documents used for identity verification between April 1999 and December 2002
   Number of cases: 54 cases
   Customer information: Customer names, addresses, account numbers, etc.

2. Cause of the loss and actions taken
   Documents containing customer information were accidently placed near documents set aside at the Meguro Financial Center to be picked up for disposal later. An investigation after the loss, determined that the documents were disposed of according to Shinsei Bank's strict internal procedures. The bank believes the documents were all destroyed and the possibility of any information having leaked is extremely low. In addition, the bank has not received any inquiries or inappropriate requests regarding this issue.

Shinsei Bank takes this incident very seriously and is carefully reviewing is information management procedures. The bank will take every precaution to prevent such errors in the future.
Inquiries from customers will be handled at Shinsei *PowerCall* 0120-456-366 (9:00-17:00, Monday to Friday)

****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/



INFORMATION



SHINSEI BANK

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Revises Forecasts for FY 2007 Interim, Full-Year Earnings and Interim Dividend

Tokyo (Thursday, October 25, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced it has revised its forecasts for both consolidated and non-consolidated earnings for the interim period ended September 30, 2007; the fiscal year ending March 31, 2008, and its dividend for the interim period ended September 30, 2007.

The revision of Shinsei Bank's forecast on a consolidated basis is due mainly to the revision of the forecast for the interim period ended September 30, 2007, and fiscal year ending March 31; 2008, by Shinki Co., Ltd. ("Shinki"), a 36.4% owned equity-method affiliate, as previously announced on September 13, 2007, and the mark-down and prudent provisioning related to our exposure in the U.S. residential mortgage market. Shinsei Bank expects the impact from the recognition of its portion of net losses related to its investment in Shinki to be about 7 billion yen in the interim period (Shinki faces credit-related losses and grey zone claim payments). As a result, Shinsei Bank has revised its consolidated forecast for the interim period ended September 30, 2007, and fiscal year ending March 31, 2008, to 31.0 billion yen and 62.0 billion yen, respectively.

The revision of Shinsei Bank's forecast on a non-consolidated basis is due mainly to the impairment of investments in APLUS Co., Ltd. ("APLUS"), Shinki (as previously announced on October 1, 2007) and the mark-down and prudent provisioning related to our exposure in the U.S. residential mortgage market. Shinsei Bank will record an impairment charge of about 27 billion yen in the interim period on investments in APLUS, Shinki and other investments in subsidiaries/affiliates. As a result, Shinsei Bank has revised its non-consolidated forecast for the interim period ended September 30, 2007, and fiscal year ending March 31, 2008, to 6.0 billion yen and 43.0 billion yen, respectively.

Furthermore, taking the above forecast into consideration, Shinsei Bank has decided to propose to the Board of Directors at the meeting scheduled for November 14, 2007, that the bank not pay a dividend on common shares for the interim period ended September 30, 2007, but that it continue to pay a dividend in full for preferred shares.

"We believe that some of the challenges that we have faced will turn into opportunities as uncertainties surrounding the consumer finance industry become clearer," said Mr. Thierry Porté, president and chief executive officer of Shinsei Bank. "We are continuing to work to strengthen our business for growth in the future with the backing of a firm balance sheet and solid capital ratios."

1. Revision of forecast for the FY 2007 interim period ended September 30, 2007

(Consolidated)	Net income (Billions of yen)
Previous forecast as of May 9, 2007 (A)	38.0
Revised forecast (B)	31.0
Difference (B-A)	-7.0
Difference	-18.4%
(Reference) Results for the fiscal year 2006 interim period ended September 30, 2006	38.8

(Non-Consolidated)	OBP(*)	Net income (Billions of yen)
Previous forecast as of May 9, 2007 (A)	32.0	34.0
Revised forecast (B)	34.0	6.0
Difference (B-A)	2.0	-28.0
Difference	6.3%	-82.4%
(Reference) Results for the fiscal year 2006 interim period ended September 30, 2006	27.6	41.5

(*) Ordinary business profit on a revitalization plan basis

2. Revision of forecast for FY 2007 ending March 31, 2008

(Consolidated)	Net income (Billions of yen
Previous forecast as of May 9, 2007 (A)	72.0
Revised forecast (B)	62.0
Difference (B-A)	-10.0
Difference	-13.9%
(Reference) Results for the fiscal year 2006 period ended March 31, 2007	-60.9

(Non-Consolidated)	OBP(*)	Net income (Billions of yen
Previous forecast as of May 9, 2007 (A)	66.0	70.0
Revised forecast (B)	70.0	43.0
Difference (B-A)	4.0	-27.0
Difference	6.1%	-38.6%
(Reference) Results for the fiscal year 2006 period ended March 31, 2007	54.9	-41.9

(*) Ordinary business profit on a revitalization plan basis

3. Revision of interim dividend forecast for the FY 2007 interim period ended September 30, 2007

	Dividend Per Common Share (Yen)
Previous forecast as of August 8, 2007 (A)	1.66
Revised forecast (B)	0.00
Difference (B-A)	-1.66
(Reference) Dividend paid for the interim period ended September 30, 2006	1.66

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and servic to both institutional and retail customers based on a three-pillar strategic business model comprising institutional bankii consumer and commercial finance and retail banking. The Bank has total assets of US$ 92 billion on a consolidated ba (as of March 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers anc BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to ea the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increas value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Update on Shinsei Bank's Exposure to the U.S. Residential Mortgage Market

Tokyo (Monday, October 29, 2007) --- Shinsei Bank's exposure to the U.S. residential mortgage market remains largely unchanged since our August 8, 2007 press release on this issue and aggregates to less than US$500 million as of September 30, 2007. In addition, we have no U.S. Commercial Mortgage-Backed Securities (CMBS).

"*Shinsei Bank's exposure to the U.S. residential mortgage market remains limited relative to the size of our balance sheet and strong capital levels,*" said Thierry Porté, president and CEO of Shinsei Bank. "*Our total exposure to this market is 0.5% of the Bank's total assets of US$92 billion as of March 31, 2007. We have continued to closely monitor this exposure and have taken prudent actions in response to market volatility and liquidity.*"

On Thursday, October 25, 2007, Shinsei Bank announced that it had revised its forecasts for consolidated eamings for the interim period ended September 30, 2007 and fiscal year ending March 31, 2008. On Wednesday, October 17, 2007, S&P announced that it had made over 1,700 downgrades (including multi-notch downgrades) which immediately changed the status of a portion of our exposure to U.S. residential mortgages from investment grade to non-investment grade.

The S&P downgrades necessitated a mark-down of US$34 million in the interim period ended September 30, 2007. Including the impact of the downgrades, total mark-downs were US$65 million and total provisions were US$38 million for a combined amount of US$103 million in the interim period ended September 30, 2007. Details of the mark-downs and provisions are shown in the table below.

Total Mark-Downs and Provisions Related to U.S. Residential Mortgages US$ Million

	2006 Fiscal Year	2007 Fiscal Year	
	4Q (Jan 1-Mar 31, 2007)	1Q (Apr 1-June 30, 2007)	2Q (July 1-Sept 30, 2007)
Mark-Downs	12	17	48
Provisions	5	0	38
Total	17	17	86

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Targets Winter Bonus Season

Tokyo (Friday, November 9, 2007) – Targeting the winter bonus season, Shinsei Bank, Limited ("Shinsei Bank") today announced that it will launch a "Sales-Fee Cash Back Campaign" for investment trusts on Monday, November 12, 2007. It will also offer higher interest rates on Platinum yen time deposits, a Shinsei Platinum Service offered to select customers, starting from Friday, November 16, 2007.
Shinsei Bank aims to be Japan's "Best Financial Advisor," offering quality consultation services tailored to the financial needs, expertise and assets of each individual customer. We hope that these services will give customers an opportunity to start managing their own money through investment trusts and other investment options.

(1) Sales-Fee Cash Back Campaign for Investment Trusts

Period: From 9 a.m. Monday, November 12, 2007, to 9 p.m. Thursday, January 31, 2008[1]

Channels: Shinsei branches, Internet banking (Shinsei *PowerDirect*), and Shinsei's call center (Shinsei *PowerCall*)

Detail: PowerFlex account holders who have purchased domestic investment trusts[2] of 300,000 yen or more in total (including tax and sales fee) during the period will get a cash rebate for a portion of the sales fee, depending on the purchased amount. (Cash back amount is limited to up to 200,000 yen.)

Total amount of investment trusts purchased during the campaign period	Cash back rates on sales fee[3]
From 300,000 to less than 1 million yen	10%
From 1 million yen to less than 3 million yen	20%
From 3 million yen to less than 5 million yen	30%
From 5 million yen to less than 15 million yen	40%
From 15 million yen or more	50%

[1] 6 p.m. Thursday, January 31, 2008, for Shinsei branch purchase
[2] Except MMF, foreign investment trusts, and switching transactions
[3] Total cash back amount up to 200,000 yen

(2) Higher Interest Rates on Platinum Yen Time Deposits for Shinsei Platinum Service Customers

Effective date: Effective 9 p.m. Friday, November 16, 2007

Eligible customers: PowerFlex account holders who fulfill one of the following eligibility requirements for Shinsei Platinum Services

(1) 3 million yen or more of assets invested in Shinsei Bank-designated financial products (investment trusts, structured deposits, foreign currency deposits, etc.)
(2) Account balance of 20 million yen or more (monetary value of certain financial products to be excluded)
(3) Housing loan with Shinsei Bank

Applicable interest rate[4]: 1.0% p.a. (0.8% after tax) for 6-month yen time deposit
(Previous interest rate: 0.8% p.a., 0.64% after tax)

1.2% p.a. (0.96% after tax) for 1-year yen time deposit
(Previous interest rate: 1.0% p.a., 0.8% after tax)

Channels: Shinsei branches and Shinsei's call center (Shinsei *PowerCall*)
Minimum deposit amount: 5 million yen (No upper limit to deposit amount)

[4] Applicable interest rates subject to market conditions.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Monday, November 12, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective on November 12, 2007.

	New Position	Former Position
Rahul Gupta	Senior Managing Executive Officer, Chief Financial Officer, Head of Finance Group, and Head of Treasury and Corporate Sub-Group	Senior Managing Executive Officer, Chief Financial Officer, Head of Finance Group, Head of Treasury and Corporate Sub-Group, and GM of Group Corporate Development Division

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Additional Provisions Recorded Relating to U.S. Residential Mortgage Market

Tokyo (Tuesday, November 13, 2007) --- In line with its policy on timely disclosure, Shinsei Bank, Limited ("Shinsei Bank") today announced additional provisions, based upon financial information just received, of US$69 million relating to corporate obligations of U.S. entities whose primary business relates to residential mortgage finance and related services. Therefore, total provisions to be recorded in the first half ended September 30, 2007 increased from US$38 million to US$107 million. However, there was no change in the total mark-downs of US$65 million to be recorded in the first half ended September 30, 2007. As a result, total mark-downs and provisions increased from US$103 million to US$172 million for the six months ended September 30, 2007. We have continued to closely monitor the exposure and decided to make additional prudent provisions for the interim period ended September 30, 2007. Details of the previous and revised mark-downs and provisions are shown in the table below.

Shinsei Bank's exposure to the U.S. residential mortgage market aggregates to less than US$500 million or less than 0.5% of the Bank's total assets of US$92 billion as of March 31, 2007. In addition, we have no U.S. Commercial Mortgage-Backed Securities (CMBS).

Previous Total Mark-Downs and Provisions Related to U.S. Residential Mortgages US$ Million

	2006 Fiscal Year	2007 Fiscal Year	
	4Q (Jan 1-Mar 31, 2007)	1Q (Apr 1-June 30, 2007)	2Q (July 1-Sept 30, 2007)
Mark-Downs	12	17	48
Provisions	5	0	38
Total	17	17	86

Revised Total Mark-Downs and Provisions Related to U.S. Residential Mortgages US$ Million

	2006 Fiscal Year	2007 Fiscal Year	
	4Q (Jan 1-Mar 31, 2007)	1Q (Apr 1-June 30, 2007)	2Q (July 1-Sept 30, 2007)
Mark-Downs	12	17	48
Provisions	5	0	107
Total	17	17	

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Revises Forecasts for Fiscal Year 2007 Interim Earnings

Tokyo (Tuesday, November 13, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced it has revised its forecasts made on October 25, 2007, for both consolidated and non-consolidated earnings for the interim period ended September 30, 2007. No changes have been made to the forecasts for the fiscal year ending March 31, 2008 made on October 25, 2007.

The revision of Shinsei Bank's forecast on both a consolidated and non-consolidated basis for the interim period ended September 30, 2007, is due to the additional provisions of 8.0 billion yen relating to corporate obligations of U.S. entities whose primary business relates to residential mortgage finance and related services. We have continued to closely monitor the exposure and decided to make additional provisions for the interim period ended September 30, 2007.

Revision of forecast for the FY2007 interim period ended September 30, 2007

(Consolidated)	Net income (Billions of yen)
Previous forecast as of October 25, 2007 (A)	31.0
Revised forecast (B)	23.1
Difference (B-A)	-7.9
Difference	-25.5%
(Reference) Results for the fiscal year 2006 interim period ended September 30, 2006	38.8

(Non-Consolidated)	OBP(*)	Net income (Billions of yen)
Previous forecast as of October 25, 2007 (A)	34.0	6.0
Revised forecast (B)	34.5	-2.1
Difference (B-A)	0.5	-8.1
Difference	1.5%	-
(Reference) Results for the fiscal year 2006 interim period ended September 30, 2006	27.6	41.5

(*) Ordinary business profit on a revitalization plan basis

(Reference) Forecast for FY 2007 ending March 31, 2008 as of October 25, 2007

(Consolidated)	Net income (Billions of yen)
Revised forecast as of October 25, 2007	62.0
(Reference) Results for the fiscal year 2006 period ended March 31, 2007	-60.9

(Non-Consolidated)	OBP(*)	Net income (Billions of yen)
Revised forecast as of October 25, 2007	70.0	43.0
(Reference) Results for the fiscal year 2006 period ended March 31, 2007	54.9	-41.9

(*) Ordinary business profit on a revitalization plan basis


INFORMATION


SHINSEI BANK

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Reports FY2007 First-Half Consolidated Financial Results (April 1-Sept 30, 2007)

Tokyo (November 14, 2007) --- Shinsei Bank, Limited (Shinsei Bank), a leading diversified financial group, today announced net income of 23.1 billion yen on a consolidated basis for the first half of the fiscal year 2007, ended September 30, 2007, compared to net income of 38.8 billion yen reported in the first half of fiscal year 2006, ended September 30, 2006. Furthermore, consolidated cash basis* net income for the first half of the fiscal year 2007 was 28.7 billion yen, compared to 47.6 billion yen in the first half of the previous fiscal year.

"Shinsei Bank's core business remained steady in the first half of fiscal year 2007. We maintained steady revenues despite mark-downs of our U.S. residential mortgages and the recognition of losses related to our consumer finance affiliate," said Thierry Porté, president and CEO of Shinsei Bank. "Going forward, we have a clear strategy that will allow us to turn the current challenges into opportunities." Ordinary business profit was also steady, Porté noted, with expenses increasing only slightly as Shinsei made investments to support future growth, primarily in the bank's institutional and retail banking businesses. Net income was down, he said, as a result of higher net credit costs mainly associated with an increase in provisions related to the U.S. residential mortgage market.

Highlights of Consolidated First Half Financial Results

(Billions of U.S. dollars**/JPY Billions except per share amounts)

	2007.4-9 $US	2007.4-9	2006.4-9	Change %
Revenue	1.20	138.7	138.5	+0.2%
General and Administrative Expenses	0.67	77.3	75.7	+2.2%
Expense-to-Revenue Ratio	55.8%	55.8%	54.7%	-
Ordinary Business Profit	0.53	61.3	62.8	-2.3%
Net Income	0.20	23.1	38.8	-40.3%
Cash Basis* Net Income	0.24	28.7	47.6	-39.7%
Diluted Net Income Per Share ($US/JPY)	0.11	12.72	19.54	-34.9%
Cash Basis* Diluted Net Income Per Share ($US/JPY)	0.13	15.77	23.96	-34.2%
ROE (Annualized)	7.2%	7.2%	9.7%	-
ROA (Annualized)	0.4%	0.4%	0.8%	-
	2007.9 $US	2007.9	2007.3	Change %
Total Assets	107.75	12,423.4	10,837.6	+14.6%
Diluted Equity Per Share ($US/JPY)	3.07	354.04	355.09	-0.3%
Total Capital Adequacy Ratio	12.4%	12.4%	13.1%	-
Tier I Capital Ratio	7.6%	7.6%	8.1%	-
Non-Performing Loan Ratio***	0.82%	0.82%	0.53%	-

* Cash basis figures are calculated by excluding amortization (and impairment) of goodwill and intangible assets, net of tax benefit

** U.S. dollar amounts have been calculated at JPY 115.29 to $1.00, which was the approximate exchange rate at September 30, 2007.

*** Non-performing loan ratio under the Financial Revitalization Law on a non-consolidated basis.

Balance Sheet: Continued growth while maintaining capital strength

Shinsei Bank's **total assets** increased from 10,837.6 billion yen at March 31, 2007, to 12,423.4 billion yen September 30, 2007. The increase was due to an increase in call loans, securities and loans and bills discounte Call loans increased from 43.1 billion yen on March 31, 2007, to 736.1 billion yen on September 30, 200 Securities increased from 1,854.6 billion yen to 2,368.5 billion yen due to a higher balance of corporate bond overseas securities and JGBs. Loans and bills discounted increased from 5,146.3 billion yen on March 31, 2007, 5,456.5 billion yen as of September 30, 2007, due mainly to growth in demand for non-recourse and housing loar

Total deposits and negotiable certificates of deposit increased 449.7 billion yen or 8.3% to 5,870.6 billion ye compared to March 31, 2007. Shinsei Bank has been diversifying its funding sources through deposits from ret and institutional customers. The retail and institutional deposit balances stood at 3,563.9 billion yen and 2,306 billion yen, respectively, on September 30, 2007.

Shinsei Bank's **capital ratios** remained strong with a **Tier I ratio** of 7.6% and a **total capital adequacy ratio** 12.4% on September 30, 2007, on a Basel II basis.

Income Statement: Steady revenues and controlled expenses

The consolidated results for the first six months of fiscal 2007 reflect steady performance in institutional bankin good progress at APLUS Co., Ltd. (APLUS) and steady results at Showa Leasing Co., Ltd. (Showa Leasing). T results also include gains from the sale of Life Housing Loan Co., Ltd. (LHL) of 10.3 billion yen, net of taxes.

Total revenue for the six months of fiscal year 2007 was 138.7 billion yen or 0.2% higher than in the first half of t previous fiscal year as higher net interest income, mainly due to the higher balance of loans, helped balance low non-interest income. Non-interest income declined due mainly to mark-downs associated with our U.S. resident mortgage exposure, losses at our consumer finance affiliate and lower net trading income.

General and administrative expenses for the first half of fiscal 2007 increased 2.2% year on year to 77.3 billi yen as expenses required in the institutional and retail banking to support business growth were partly offset continued expense rationalization and restructuring activities at APLUS. The expense-to-revenue ratio in the fi half of this fiscal year was 55.8%, compared to a ratio of 54.7% in the first half of the previous fiscal year.

The 25.4 billion yen increase in **net credit costs** to 30.7 billion yen for the first half of fiscal year 2007 was d mainly to higher credit provisions in our institutional banking business related to our exposure to the U. residential mortgage market and to a lesser extent due to higher credit costs in our consumer and commerc finance business.

Amortization of goodwill and intangible assets associated with the acquisition of consumer and commerc finance companies was 6.1 billion yen for the six months ended September 30, 2007, compared with 10.5 billi yen in the first half of the previous fiscal year. The decline largely relates to the significant write-down of goodw and intangible assets at March 31, 2007.

As a result, **consolidated net income** for the first six months of fiscal year 2007 was 23.1 billion yen, compared 38.8 billion yen in the same period of the previous fiscal year.

Business Line Results

Institutional Banking: Steady loan demand and rising asset prices help drive strong performance

The institutional banking business continued to see steady demand for corporate loans and stronger growth in non-recourse lending as an ongoing increase in asset prices contributed to a strong performance in the credit trading business.

Total revenue was 58.7 billion yen for the first six months of fiscal year 2007, an increase of 6.3% compared to the same period in fiscal year 2006, despite the recognition of mark-downs related to our exposure in the U.S. residential mortgage market. Ordinary business profit for the first half of fiscal year 2007 was 32.8 billion yen, compared to 33.3 billion yen in the same period of the previous fiscal year due to higher costs as we added employees to expand operations. Ordinary business profit after net credit costs (recoveries) declined from 50.5 billion yen in the first half of the previous fiscal year to 28.6 billion yen in the first half of this fiscal year due mainly to an increase in provisions associated with the U.S. residential mortgages market.

Consumer and Commercial Finance: Focusing on better quality customers

Loans in the consumer and commercial finance business decreased from 424.9 billion yen on March 31, 2007, to 334.2 billion yen on September 30, 2007, due mainly to the sale of LHL in the first quarter of this fiscal year and to a lesser extent a lower balance of loans at APLUS due to the increased focus on quality white-zone customers.

Total revenue declined to 56.4 billion yen in the six months ended September 30, 2007, compared to 60.7 billion yen in the first half of fiscal year 2006, due mainly to the recognition of losses at our consumer finance affiliate Shinki Co., Ltd. (Shinki), an increased focus on higher quality white-zone customers in our consumer finance operations and the absence of revenues from LHL. The lower revenue was mainly offset by lower expenses at APLUS. As a result, the business generated ordinary business profit of 25.4 billion yen in the first half of fiscal year 2007, compared to 25.7 billion yen in the same period of the previous fiscal year. Higher net credit costs resulted in ordinary business profit after net credit costs of 0.5 billion yen in the first half of this fiscal year, compared to 5.5 billion yen in the same period of the previous fiscal year.

Retail Banking: Continued growth in customer base and diversification of revenue sources

Retail loans outstanding, which mainly include housing loans, in the retail banking business, increased by 21.7% from 639.5 billion yen on March 31, 2007, to 778.3 billion yen as of September 30, 2007, mainly as a result of the increase in housing loan customers, who now total almost 32,000. Assets under management increased slightly on March 31, 2007, due to the steady balance of retail deposits and increases in mutual funds and variable annuities. Shinsei Bank now has over two million account holders.

Total revenue was 18.0 billion yen in the first half of this fiscal year compared to 19.5 billion yen in the same period of the previous fiscal year. Net interest income increased year on year, but non-interest income was lower due mainly to a decline in deposit-related option income related to structured deposits. The business recorded an ordinary business loss of 2.2 billion yen for the six months of fiscal year 2007, compared to an ordinary business profit of 0.1 billion yen during the same period of the previous fiscal year due to the lower revenues and higher expenses that resulted mainly from the expansion of distribution channels and growth in customer-driven transactions.

Forecast for Fiscal Year 2007: Revision

On October 25, Shinsei Bank revised its forecast for net income from 72.0 billion yen to 62.0 billion yen for the fiscal year ending March 31, 2008. The revision was necessary due to the material impact on our earnings of mark-downs and provisions related to our exposure to the U.S. residential mortgage market and losses related our consumer finance-related equity method affiliate Shinki.

For details on the first half results please access "FY2007 Interim Results Announcement" under the "Presentatio page of Shinsei Bank's Investor Relations website at:
http://www.shinseibank.com/investors/en/ir/meeting/meeting_2007/presentations_2007.html#071114j

Shinsei Bank will also hold a conference call in English on Thursday, November 15, 2007 at 10:00 PM (Tokyo)/8: AM (EST)/1:00 PM (London)/2:00 PM (Continent) to discuss the earnings announcement. Please access http://www.vcall.com/IC/CEPage.asp?ID=122295 to participate in the live Conference Call with on-screen slides and audio at the time shown above.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services both institutional and retail customers based on a three-pillar strategic business model comprising institutional banki consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Wednesday, November 14, 2007) — Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change.

Effective on November 15, 2007

	New Position	Former Position
Hirotaka Terai	Senior Managing Executive Officer, Head of Retail Banking Group, Chief Operating Officer of Retail Banking Group, and GM of Platinum Banking Division	Senior Managing Executive Officer, Head of Retail Banking Group, Chief Operating Officer of Retail Banking Group, GM of Platinum Banking Division, and GM of Marketing Division

Effective on December 1, 2007

	New Position	Former Position
Sang-Ho Sohn	Senior Managing Executive Officer, Head and Chief Executive of Institutional Banking Group, and GM of IB Business Division	Senior Managing Executive Officer, Head and Chief Executive of Institutional Banking Group, GM of IB Business Division, and Head of Advisory Sub-Group
Masazumi Kato	Senior Managing Executive Officer, Head of Institutional Banking Group (in charge of Financial Institutions and Public Sector)	Senior Managing Executive Officer, Head of Institutional Banking Group (in charge of Financial Institutions and Public Sector), and Head of Financial Institutions Business Sub-Group
Michimasa Honda	Statutory Executive Officer, Head of Financial Institutional Business Sub-Group, and GM of Financial Institutions Business and Public Sector Finance Division	Statutory Executive Officer, GM of Financial Institutions Business Public Sector Finance Division
Takashi Tsuchiya	Statutory Executive Officer, Head of Advisory Sub-Group, and Head of Corporate Banking Business Sub-Group	Statutory Executive Officer, GM of Osaka Branch, and GM(SA) of Corporate Banking Busine Sub-Group

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Wednesday, November 14, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes:

(1) Institutional Banking Group
a. Corporate Banking Business Sub-Group ("CBBSG")
(i) Strategy Business Units I to V and Priority Business Units I to III shall be rearranged into five sector-specific units, "Business Promotion Units I to V."
(ii) Corporate Business Units I to III shall be integrated into Corporate Business Units I and II.
(iii)The "Financial Sponsor Business Unit" ("FSBU") shall be established to enhance communication with investment funds.
(iv) The Osaka Strategy Business Unit shall be renamed "Osaka Business Promotion Unit."

b. Corporate Business Solutions Sub-Group ("CBSSG")
(i) CBSSG shall be renamed "Principal Transactions Sub-Group" ("PTSG").
(ii) The Japanese name of the International Principal Finance Division shall be changed to "*Kokusai-Toshi-Bu*" from "*Kokusai-Bu.*" The name of the "Corporate Revitalization Division" shall be changed to "Corporate Solutions Division"

(2) Finance Group
The "Expense Control Department" shall be established as a department of the Group Business Controlling Division.

Effective Date
December 1, 2007


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Changes

Tokyo (Monday, November 19, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective November 19, 2007.

	New Position	Former Position
Dhananjaya Dvivedi	Senior Managing Executive Officer, Group Chief Information Officer, and Head of Banking Infrastructure Group	Senior Managing Executive Officer, Group Chief Information Officer, Head of Banking Infrastructure Group, and Head of Control Sub-Group
Yoshikazu Sato	Statutory Executive Officer, Head of Technology Sub-Group, GM of Information Technology Division, and GM of Technology Support Division	Statutory Executive Officer, Head of Technology Sub-Group, GM of Information Technology Division, GM of Technology Support Division, and GM of Operations Planning and Administration Division

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

November 20, 2007

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code 8303, TSE First Section)

Announcement of Issuance of New Shares by Third Party Allotment

Tokyo (November 20, 2007) – Shinsei Bank, Limited ("Shinsei Bank" or "the Bank") hereby announces that the Bank's board of directors, at its meeting held on November 20, 2007, passed a resolution to issue new shares of common stock by third party allotment as follows:

1. Purpose of Issuance of New Shares by Third Party Allotment

As described in the press release "Shinsei Bank Announces Support for Tender Offer" dated November 20, 2007, Shinsei Bank has entered into a Transaction Agreement (the "Transaction Agreement") with the joint tender offerors (collectively, the "Tender Offerors"), newly formed by a series of investors including affiliates of J.C. Flowers & Co. LLC ("JCF & Co."). Pursuant to the Transaction Agreement, Shinsei Bank agreed and decided to issue ¥50 billion of new shares by a third party allotment (the "Third Party Allotment") for the purpose of strengthening its capital base.

Pursuant to the Transaction Agreement, the Tender Offerors will commence a tender offer (the "Tender Offer") for common shares of Shinsei Bank. The Third Party Allotment is conditioned upon commencement and completion of the Tender Offer and the issue price of the Third Party Allotment is ¥425, the same as the tender offer price for the Tender Offer. The condition for a minimum number of tendered shares to be acquired is not set, but the completion of the Tender Offer is conditioned upon a receipt of approval of the Prime Minister of Japan for the Tender Offerors to acquire voting rights greater than the bank major shareholder threshold provided for by the Banking Law, and upon fulfilling other conditions set for the Tender Offer. If any of such conditions is not met, the Tender Offer will not be completed, nor the Third Party Allotment.

2. Amount of Capital to be Raised and Use of Proceeds

(1) Amount of Capital to be Raised

¥50,000,000,075

(2) Detailed Use of Proceeds

The newly raised capital from the Third Party Allotment will fortify the capital base of Shinsei Bank, which enables the Bank to actively pursue opportunities to enhance the existing business as well as to make new investments both in and outside of Japan. Below is the detailed explanation of the Bank's plan.

Retail Business:
Expansion of the retail banking channel and development of systems to expand and enhance retail custome loan business.

Institutional Banking Business:
Expansion of institutional banking services and products, including customer business and principal activities

Consumer and Commercial Financial Business:
Expansion of the scope and activities of consumer finance business, including support of group companies such as APLUS and Shinki and potential mergers and acquisitions.

(3) Timing of Use of Proceeds

Gradually from April, 2008

(4) Rationale of Use of Proceeds

The Tender Offerors desire to affirm their commitment to the long-term business prospects of Shinsei Bank and invest in the Bank with a view to strengthening the Bank's capital base and three-pillar business strategy and expanding the products and services offered to customers. The Bank believes that the newly injected capital by the Third Party Allotment can be utilized for a further implementation of its business strategy and an enhancement of its capital base, management capability, and status in the market. The newly injected capital will also help the Bank accommodate the need for a higher amount of working capital, caused by the expansion of its business.

3. Financial Performance and Equity Finance for the Past Three Years

(1) Financial Performance for the Past Three Years (Consolidated)

(Million Yen)

Fiscal Year Ended	March 31, 2005	March 31, 2006	March 31, 2007
Ordinary Income	248,641	529,057	560,01
Net Ordinary Income	54,454	71,471	23,17
Net Income (Loss) before Tax	65,597	73,711	(65,708
Net Income (Loss)	67,435	76,099	(60,984
Net Income (Loss) per Share (yen)	46.78 yen	53.16 yen	(45.92 yen
Net Income (Loss) per Share on a fully diluted basis (yen)	34.98 yen	37.75 yen	
Dividend per Share (yen)	2.58 yen	2.96 yen	2.66 ye
Net Assets per Share (yen)	329.65 yen	380.20 yen	308.60 ye

(2) Outstanding Shares and Potential Shares (as of September 28, 2007)

Type	Number of Common Shares	Percentage

Outstanding Common Shares	1,673,570,944	100.0%
Potential Shares	269,128,888	16.1%

(3) Recent Movement of the Share Price of Shinsei Bank

(i) Share Price for the Past Three Years

(yen)

	March 31, 2005	March 31, 2006	March 31, 2007
Opening Price	826	607	830
Highest Price	832	826	894
Lowest Price	580	511	543
Closing Price	610	824	565

(ii) Share Price for the Past Six Months

(yen)

	May	June	July	August	September	October
Opening Price	515	534	497	447	384	360
Highest Price	566	537	504	454	384	406
Lowest Price	492	493	406	351	301	310
Closing Price	534	498	448	387	362	370

(iii) Share Price on the Day Immediately Preceding the Resolution Date

(yen)

	November 19, 2007
Opening Price	375
Highest Price	377
Lowest Price	359
Closing Price	364

(4) The Equity Finance Being Proposed

New Shares Issued by Third Party Allotment

Timing of Issuance	March 19, 2008 (Note)
Amount of Funds to be Obtained	¥50,000,000,075
Outstanding Shares prior to Offering	1,673,570,944 Shares
Potential Shares prior to Offering	269,128,888 Shares
Shares to be Issued This Time	117,647,059 Shares
Issue Price	¥425 per Share (Injection under the Company Law)
Allottee	See 7(1) below.

(Note) The timing of issuance takes into consideration the possibility that the Tender Offer period may be extended to its full extent. If the Tender Offer is completed as scheduled, the timing of issuance may take place before March 19, 2008.

(5) Equity Finance for the Past Three Years

Not applicable

4. Major Shareholders and Shareholding Percentage

Prior to Offering (as of March 31, 2007)		After Offering (Note 1)	
The Chase Manhattan Bank N.A. London (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabutocho Securities Settlement & Clearing Services Division)	9.04%	Saturn IV Sub LP (Note 2)	18.03
State Street Bank and Trust Company (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabutocho Securities Settlement & Clearing Services Division)	7.47%	The Resolution and Collection Corporation (Note 3)	11.16
Shinsei Bank, Limited	6.54%	The Chase Manhattan Bank N.A. London (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabutocho Securities Settlement & Clearing Services Division)	7.44
J. Christopher Flowers	6.28%	Saturn Japan III Sub C.V. (Note 2)	6.16
Santander Investment SA, C. Central Valores (Standing Proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Settlement & Clearing Services Division)	4.42%	State Street Bank and Trust Company (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabutocho Securities Settlement & Clearing Services Division)	6.14
State Street Bank and Trust Company 505103 (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabutocho Securities Settlement & Clearing Services Division)	3.29%	Shinsei Bank, Limited	5.38
The Master Trust Bank of Japan Ltd. (Trust Account)	2.66%	J. Christopher Flowers	5.17
Japan Trustee Services Bank, Ltd. (Trust Account)	2.02%	Santander Investment SA, C. Central Valores (Standing Proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Settlement & Clearing Services Division)	3.63
Mellon Bank N.A. as Agent for its Client Mellon Omnibus US Pension (Standing Proxy: The Hong Kong Shanghai Banking Corporation Limited, Tokyo Branch)	1.91%	State Street Bank and Trust Company 505103 (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabutocho Securities Settlement & Clearing Services Division)	2.70
The Bank of New York, Treaty JASDEC Account (Standing Proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Settlement & Clearing Services Division)	1.54%	The Master Trust Bank of Japan Ltd. (Trust Account)	2.18
Hero & Company (Standing Proxy: Sumitomo Mitsui Banking Corporation Financial Securities Service Division)	1.32%	Japan Trustee Services Bank, Ltd. (Trust Account)	1.66

(Note 1)
The Shareholding Percentages after the Offering are calculated based on the number of outstanding Shares prior to the Offering as set forth in 3(4) above plus the number of Shares to be newly issued through the Third Party Allotment. The number of Shares held by each shareholder used for calculating such shareholder's Shareholding Percentage is the number as of March 31, 2007, unless otherwise indicated in (Note 2) and (Note 3) below.

(Note 2)
The Shareholding Percentage of such shareholder is calculated based on the number of Shares such shareholder would acquire through the Tender Offer should there be tenders for not less than the maximum number of Tender Offer shares.

(Note 3)
The Shareholding Percentage of such shareholder is calculated based on the number of Shares obtained by such shareholder as a result of conversion of all of the shares of No. 3 Type B Preferred Stock into the Shares in August this year.

5. Impact on Financial Performance

Shinsei Bank will not change its financial forecast for FY2007. As the Bank plans to effectively utilize the newly raised capital to expand its scope of business, the Bank is expecting its revenue and profit to increase in the future. However, the Bank does not have any concrete plans at this moment and thus is not able to announce changes in its business projection.

6. Reasonableness of Terms of Issuance, etc.

(1) Basis for the Calculation of Issue Price

Pursuant to the Transaction Agreement, the issuing price for the Third Party Allotment will be ¥425, the same as the price for the Tender Offer which takes place concurrently, on the basis that Shinsei Bank expresses its support for the Tender Offer.

The price for the Tender Offer was proposed by the Tender Offerors. For detail, please see the press release "Shinsei Bank Announces Support for Tender Offer" released today.

Additionally, if the Tender Offer price were to be increased, the subscription price would also be increased by the same degree.

(2) Reason for Having Decided that Issuance Volume and Dilution Effect are Reasonable

The Tender Offer price of ¥425 per share represents a premium of 20.7% over ¥352, the average closing price of the Bank's common shares on the first section of the Tokyo Stock Exchange for the three month period

ending November 19, 2007, a premium of 24.4% over ¥342, the one month average, and a premium of 16.8%
over ¥364, the closing price of the day prior to the announcement.

7. Reason for Selecting Allottees, etc.

(1) Overview of Allottees

Name of Allottee		Saturn I Sub (Cayman) Exempt Limited
Number of Shares Allotted		5,051,139 Shares
Payment Price		¥2,146,734,075
Information on Allotteee	Address of Head Office	c/o Walkers SPV Limited, Walker House, 87 Mar Street, George Town, Grand Cayman KY 1-900 Cayman Islands
	Name of Representatives	J. Christopher Flowers
	Capital Amount	US$0.01
	Contents of Business	Newly established for the purpose of holding th Bank's shares.
	Major Shareholder	Saturn I LP
Relationship with Shinsei Bank	Capital Relationship	The Allottee currently owns no shares of Shins Bank. Note: According to the Tender Offerors, J Christopher Flowers, the representative of th Allottee, currently beneficially owns 5.95% of th outstanding shares of Shinsei Bank and is also th controlling shareholder of the ultimate genera partner of an entity established to hold 4.48% of th outstanding shares of Shinsei Bank.
	Transactional Relationship	Not applicable
	Lease of Equipment	Not applicable
	Concurrent Post of Officers	J. Christopher Flowers, the representative of th Allottee, is a Director of Shinsei Bank. Members o Shinsei Bank management, including Thierry Port (Director, Representative Statutory Officer, Presiden and CEO), Junji Sugiyama (Director, Representativ Statutory Executive Officer and Chairman) an certain members of the management team includin Statutory Executive Officers ("shikko yaku") ar expected to be offered the opportunity to invest in th Allottees, subject to compliance with all applicabl laws and regulations.

Name of Allottee		Saturn Japan II Sub C.V.
Number of Shares Allotted		5,486,363 Shares
Payment Price		¥2,331,704,275
Information on Allotteee	Address of Head Office	c/o 717 Fifth Avenue, 26th Floor, New York, N 10022, United States of America
	Name of Representatives	J. Christopher Flowers (a director of the ultimate general partner)
	Capital Amount	Euro 1,500
	Contents of Business	Newly established for the purpose of holding th Bank's shares.
	Ultimate General Partner	Cayman II (Cayman) Exempt Ltd.

Relationship with Shinsei Bank	Capital Relationship	The Allottee currently owns no shares of Shinsei Bank. Note: According to the Tender Offerors, J. Christopher Flowers, the director of Allottee's ultimate general partner, currently beneficially owns 5.95% of the outstanding shares of Shinsei Bank and is also the controlling shareholder of the ultimate general partner of an entity established to hold 4.48% of the outstanding shares of Shinsei Bank.
	Transactional Relationship	Not applicable
	Lease of Equipment	Not applicable
	Concurrent Post of Officers	J. Christopher Flowers, the director of Allottee's ultimate general partner, is a Director of Shinsei Bank. Members of Shinsei Bank management, including Thierry Porté (Director, Representative Statutory Officer, President and CEO), Junji Sugiyama (Director, Representative Statutory Executive Officer and Chairman) and certain members of the management team including Statutory Executive Officers ("shikko yaku") are expected to be offered the opportunity to invest in the Allottees, subject to compliance with all applicable laws and regulations.

Name of Allottee		Saturn Japan III Sub C.V.
Number of Shares Allotted		27,292,678 Shares
Payment Price		¥11,599,388,150
Information on Allottee	Address of Head Office	c/o 717 Fifth Avenue, 26th Floor, New York, NY 10022, United States of America
	Name of Representatives	J. Christopher Flowers (a director of the ultimate general partner)
	Capital Amount	Euro 1,500
	Contents of Business	Newly established for the purpose of holding the Bank's shares.
	Ultimate General Partner	Cayman III (Cayman) Exempt Ltd.
Relationship with Shinsei Bank	Capital Relationship	The Allottee currently owns no shares of Shinsei Bank. Note: According to the Tender Offerors, J. Christopher Flowers, the director of Allottee's ultimate general partner, currently beneficially owns 5.95% of the outstanding shares of Shinsei Bank and is also the controlling shareholder of the ultimate general partner of an entity established to hold 4.48% of the outstanding shares of Shinsei Bank.
	Transactional Relationship	Not applicable
	Lease of Equipment	Not applicable
	Concurrent Post of Officers	J. Christopher Flowers, the director of Allottee's ultimate general partner, is a Director of Shinsei Bank. Members of Shinsei Bank management, including Thierry Porté (Director, Representative Statutory Officer, President and CEO), Junji Sugiyama (Director, Representative Statutory Executive Officer and Chairman) and certain members of the management team including Statutory Executive Officers ("shikko yaku") are expected to be offered the opportunity to invest in the

		Allottees, subject to compliance with all applicab laws and regulations. Mr. Emilio Botin, a Director Shinsei Bank, is the Chairman of Grupo Santand which will invest in the Allottee.

Name of Allottee		Saturn IV Sub LP
Number of Shares Allotted		79,816,879 Shares
Payment Price		¥33,922,173,575
Information on Allottee	Address of Head Office	c/o Walkers SPV Limited, Walker House, 87 Ma Street, George Town, Grand Cayman KY 1-900 Cayman Islands
	Name of Representatives	J. Christopher Flowers (a director of the ultimate general partner)
	Capital Amount	US$2
	Contents of Business	Newly established for the purpose of holding t Bank's shares.
	Ultimate General Partner	Cayman IV (Cayman) Exempt Ltd.)
Relationship with Shinsei Bank	Capital Relationship	The Allottee currently owns no shares of Shins Bank. Note: According to the Tender Offerors, Christopher Flowers, the director of Allottee ultimate general partner, currently beneficially ow 5.95% of the outstanding shares of Shinsei Bank ar is also the controlling shareholder of the ultima general partner of an entity established to hold 4.48 of the outstanding shares of Shinsei Bank.
	Transactional Relationship	Not applicable
	Lease of Equipment	Not applicable
	Concurrent Post of Officers	J. Christopher Flowers, the director of Allottee ultimate general partner, is a Director of Shins Bank. Members of Shinsei Bank managemer including Thierry Porté (Director, Representativ Statutory Officer, President and CEO), Jur Sugiyama (Director, Representative Statuto Executive Officer and Chairman) and certa members of the management team includir Statutory Executive Officers ("shikko yaku") a expected to be offered the opportunity to invest in t Allottees, subject to compliance with all applicab laws and regulations.

(2) Reason for Selecting the Allottees

As described in the press release "Shinsei Bank Annoucnes Support Tender Offer" dated November 20, 2007 Shinsei Bank received from the Tender Offerors the proposals for the Tender Offer and the Third Party Allotment and has decided to support them. The Allottees are the same as the Tender Offerors in the Tender Offer.

(3) Allottee's Policy for Holding Shares

Shinsei Bank expects that the Allottees will hold the allotted shares to support Shinsei Bank to achieve it

business strategy.

(Attached) Terms of Issuance of Shares

(1)	Number of Common Shares to Be Issued	117,647,059 shares
(2)	Issue Price	¥425 per share
(3)	Aggregate Issue Price	¥50,000,000,075 (¥425 per share)
(4)	Amount to be Appropriated into Capital	¥25,000,000,038
(5)	Method of Offering or Allotment	Third party allotment to the Allottees listed in (9) below
(6)	Offering Period	March 18, 2008
(7)	Payment Date	March 19, 2008
(8)	Delivery Date of New Share Certificates	March 19, 2008 (scheduled)
(9)	Allottees and Allotted Shares	
	Saturn I Sub (Cayman) Exempt Limited	5,051,139 shares
	Saturn Japan II Sub C.V.	5,486,363 shares
	Saturn Japan III Sub C.V.	27,292,678 shares
	Saturn IV Sub LP	79,816,879 shares

(10) Each item above is conditioned upon effectiveness of the Shelf Registration and filing of the Supplementary Document to Shelf Registration Statement pursuant to the Financial Instruments and Exchange Law.

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.




SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

November 20, 2007

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code 8303, TSE First Section)

Shinsei Bank Announces Support for Tender Offer

Tokyo (November 20, 2007) – Shinsei Bank, Limited ("Shinsei Bank" or "the Bank") hereby announces that Shinsei Bank's Board of Directors, at its meeting held on November 20, 2007, passed a resolution to express its support for the tender offer (the "Tender Offer") for up to 358,455,953 common shares (representing 22.7% of the currently outstanding common shares excluding treasury shares) of Shinsei Bank by the joint tender offerors (collectively, the "Tender Offerors") named below. The Tender Offerors are newly formed investment vehicles whose investors include affiliates of J.C. Flowers & Co. LLC ("JCF & Co.") to acquire shares of the Shinsei Bank through the Tender Offer. The Tender Offerors expect to set the tender offer period from November 22, 2007 to January 10, 2008, for 30 business days.

Shinsei Bank intends to maintain its listing on the Tokyo Stock Exchange even if the Tender Offerors successfully acquire the maximum number of shares of common stock of Shinsei Bank sought to be acquired.

1. General Description of the Tender Offerors

(1)	Name of Tender Offerors	(a) Saturn I Sub (Cayman) Exempt Ltd. (b) Saturn Japan II Sub C.V. (c) Saturn Japan III Sub C.V. (d) Saturn IV Sub LP
(2)	Type of Business	Newly created to hold shares of Shinsei Bank
(3)	Year Established	(a) October 2007 (b) November 2007 (c) November 2007 (d) October 2007
(4)	Principal Office	(a) c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY 1-9002, Cayman Islands (b) c/o J.C. Flowers & Co., LLC, 717 Fifth Avenue, 26th Floor, New York, NY 10022, United States of America (c) c/o J.C. Flowers & Co., LLC, 717 Fifth Avenue, 26th Floor, New York, NY 10022, United States of America (d) c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY 1-9002, Cayman Islands
(5)	Name and Title of Representative	(a) J. Christopher Flowers, Director (b) J. Christopher Flowers, Director of ultimate general partner (c) J. Christopher Flowers, Director of ultimate general partner (d) J. Christopher Flowers, Director of ultimate general partner
(6)	Capital Amount	(a) USD 0.01 (b) Euro 1,500 (c) Euro 1,500 (d) USD 2.00
(7)	Major Shareholders and Ownership Ratio	(a) Saturn I LP (Cayman), 100% (b) Cayman II (Cayman) Exempt Ltd., ultimate general partner

		(c) Cayman III (Cayman) Exempt Ltd., ultimate general partner (d) Cayman IV (Cayman) Exempt Ltd., ultimate general partner	
(8)	Relationship between Shinsei Bank and the Tender Offerors	Shareholdings	The Tender Offerors currently own no shares of Shinsei Ban Note: According to the Tender Offerors, J. Christopher Flowe currently beneficially owns 5.95% of the outstanding shares Shinsei Bank and is also the controlling shareholder of t ultimate general partner of an entity established to hold 4.4 of the outstanding shares of Shinsei Bank.
		Personal Relationships	J. Christopher Flowers, a Director of Shinsei Bank is a Direct of the controlling shareholder of Saturn I Sub (Cayman) Exempt Ltd. and a Director of the ultimate General Partners o the other Tender Offerors. Members of Shinsei Bank management, including Thierry Porté (Director, Representativ Statutory Officer, President and CEO), Junji Sugiyama (Director, Representative Statutory Executive Officer and Chairman) and certain members of the management team including Statutory Executive Officers ("*shikko yaku*") are expected to be offered the opportunity to invest in the Tender Offerors, subject to compliance with all applicable laws and regulations. Mr. Emilio Botín, a Director of Shinsei Bank, is t Chairman of Grupo Santander, which will invest in the Tende Offerors.
		Business Connections	Not applicable.
		Relationship with Other Parties in the Tender Offer	Not applicable.

2. Details, Background and Reasons for Opinion

(1) Opinion of the Board

The Board resolved to support the tender offer for Shinsei Bank's shares to be conducted by the Tende Offerors at the Board of Directors meeting held on November 20, 2007.

(2) Background to the Decision to Support the Tender Offer

Shinsei Bank is a diversified financial institution with a business model based on three strategic pillars: Institutional Banking, Consumer and Commercial Finance, and Retail Banking. Previously known as The Long-Term Credit Bank of Japan, or LTCB, Shinsei Bank was nationalized by the Japanese Government in October 1998 due to

severe credit quality problems stemming from loans made. As of March 1, 2000, the Japanese Government transferred ownership of the common shares of Shinsei Bank to an investment partnership, New LTCB Partners.

Following its emergence from temporary nationalization and under the guidance of a new management team and Board of Directors recruited by New LTCB Partners, Shinsei Bank undertook an intensive program of improving asset quality and creating the institutional infrastructure necessary to compete in institutional and retail banking in Japan. Under its new management, Shinsei Bank has:

- increased interest spreads to better reflect credit risk and developed significant fee-based income;
- created a full-fledged retail banking operation;
- reduced non-performing claims under Japan's Financial Revitalization Law from ¥1,864.7 billion in March 2000 to ¥27.9 billion as of March 31, 2007; and
- entered new businesses, including acquisitions in the consumer and commercial finance sector.

In February 2004, Shinsei Bank completed an initial public offering and was listed on the First Section of the Tokyo Stock Exchange. At the time of a second public offering in February 2005, New LTCB Partners distributed a majority of Shinsei Bank's shares to its investors, following which no single investor other than J. Christopher Flowers and The Resolution and Collection Corporation ("RCC"), had a greater than 5% beneficial ownership in Shinsei Bank's common shares to the extent of Shinsei Bank's knowledge.

J. Christopher Flowers is a founder of JCF & Co., which is a New York-based private equity firm established in 2001. JCF & Co. specializes in investing in financial services companies and has extensive experience in the ownership and management of regulated financial institutions. J. Christopher Flowers, a former partner of Goldman, Sachs & Co., was a lead investor in organizing and managing New LTCB Partners and its investment in Shinsei Bank, and has been a director of Shinsei Bank since the acquisition. According to the Tender Offerors, Mr. Flowers currently has a 5.95% beneficial ownership interest in Shinsei Bank and also is the controlling shareholder of the ultimate general partner of a limited partnership established to hold a 4.48% interest in Shinsei Bank. None of these shares will be tendered in response to the Tender Offer.

The Japanese Government continues to hold, through the RCC, 12.0% of Shinsei Bank's common shares based on common shares outstanding as of September 30, 2007, and all of Shinsei Bank's Class A preferred shares through Deposit Insurance Corporation of Japan. The Class A preferred shares are currently convertible into 269.1 million shares of Shinsei Bank common stock at a conversion price of ¥360 per share and, unless previously converted, would be mandatorily converted into common shares on April 1, 2008. As a recipient of public funds, Shinsei Bank is required to prepare and periodically update a revitalization plan. In June 2007, Shinsei Bank received a business improvement order from Japan's Financial Services Agency for failing to achieve the net income target of Shinsei Bank for the year ended March 31, 2007, in the plan, primarily due to the impact of impairment charges and valuation allowances relating to Shinsei Bank's consumer finance operations.

Ongoing deregulation, including the removal of regulatory barriers between different sectors of the financial

industry, as well as improvements in the financial condition of many major Japanese financial institutions have intensified competition in Shinsei Bank's business areas. In addition, court decisions strictly interpreting the circumstances under which consumer finance companies have to refund "excess" or "grey zone" interest to borrowers and changes in relevant statutes to lower the maximum lending rate permissible for consumer finance companies have negatively impacted Japan's consumer finance companies, including subsidiaries and affiliates of Shinsei Bank. These developments are contributing to consolidation and restructuring in the consumer finance industry. Due in part to the continued negative impact of regulatory changes in the consumer finance industry on its subsidiaries and affiliates, and to the mark-downs and provisions recorded in its exposure to the U.S. residential mortgage market, Shinsei Bank on November 14, 2007, announced that the consolidated net income for the first half of Fiscal Year 2007was ¥23.1 billion, 40.3% below the net income for the same period previous year, and that the Bank will not pay an interim dividend on its common shares.

Both JCF & Co. and the senior management members of Shinsei Bank desire to reaffirm their commitment to the long-term business prospects of the Bank. The Tender Offerors desire to invest in the Bank with a view to strengthening Shinsei Bank's capital base and three-pillar business model and expanding the products and services offered to customers.

Shinsei Bank's three business pillars cover a broad range of business and customer segments and give it diversified sources of revenue. JCF & Co. and management of the Bank believe that applying the Bank's common advanced technological infrastructure, capital base and risk management capability across these businesses will provide economies of scale as well as opportunities for synergies through referrals and joint offerings. Other important elements of Shinsei Bank's business strategy include:

- *Executing its "Strategy, Plans and Budgets" initiative.* Shinsei Bank, as well as each of its groups and divisions, is developing visions, strategies, plans and budgets created through a bottom-up process in which each of Shinsei Bank's business lines has identified strategic, customer-oriented objectives and concrete plans for achieving them. Business lines are also required to identify key performance indicators that can be used to track progress. Management monitors the performance of the business lines periodically, and works with them to adjust their strategies, plans and budgets as necessary.
- *Implementing its "Solution Banking" approach to Institutional Banking.* Shinsei Bank has progressively integrated the product and relationship groups in its Institutional Banking Group. By doing so, Shinsei Bank has shifted the focus of its institutional banking activities away from corporate lending, which is the basis of a traditional Japanese banking model, to the provision of customized and innovative solutions responsive to the customers' financial needs. Through close collaboration with product specialists, relationship managers are identifying opportunities not only to increase lending relationships but also to grow non-interest income through securitization, structured finance, corporate advisory and other transactions.
- *Becoming the financial institution of choice for Shinsei Bank's targeted retail customer segments.* Shinsei Bank's full-service retail operations have already contributed to the diversification in funding. Increasingly, Shinsei Bank is segmenting its customer relationships, for example, by

offering Shinsei Platinum services to customers with total assets managed by the Bank of more than ¥ 20 million, or investments in "risk assets" such as mutual funds of more than ¥3 million, or who have borrowed a mortgage loan from the Bank. Shinsei Bank's retail banking strategy is to establish itself as a mainstream retail bank offering a full range of financial products and services, while focusing on consulting and advisory services for high net worth and mass-affluent customers and direct banking through highly efficient and convenient channels for mass retail customers.

- *Restructuring and expanding Consumer and Commercial Finance.* Shinsei Bank regards its consumer and commercial finance business as a key element of its three-pillar business strategy area. Shinsei Bank has taken decisive action to restructure the consumer finance operations of APLUS in light of changes affecting the consumer finance industry. Shinsei Bank believes it can improve the operations of its consumer and commercial finance business base by employing its financial and risk management expertise, its access to capital as well as its advanced information technology infrastructure and know-how. There are also opportunities to cross-sell products and services through the incorporation of these businesses with Shinsei Bank's overall product and service offerings.

To support Shinsei Bank's business strategy, the Tender Offerors proposed a transaction agreement (the "Transaction Agreement"), pursuant to which the Tender Offerors agree to commence the Tender Offer and, subject to completion of the Tender Offer, Shinsei Bank agreed and decided to issue ¥50 billion of new common shares to the Tender Offerors at a price per share equal to the Tender Offer price to strengthen its capital base. As a result, if the Tender Offerors acquire the maximum number of common shares subject to the Tender Offer and subscribe for the new common shares, the Tender Offerors and affiliates of JCF&Co. will hold in the aggregate approximately 32.6% of Shinsei Bank on a fully diluted basis assuming the conversion of the Class A preferred shares at the current conversion price.

The Tender Offerors and Shinsei Bank both believe that through implementation of the Transaction Agreement, the Tender Offerors will bring strong shareholder support and new capital to Shinsei Bank that will allow it to execute its business strategies and to improve its financial resources, operational capabilities and market position. They believe these improvements will enable Shinsei Bank to strengthen further its financial position in order to repay in a timely manner the remaining public funds in its capital structure.

Upon receiving the proposal from the Tender Offerors, taking into account the necessity of protecting the interests of public shareholders, the independent directors of Shinsei Bank formed a Special Committee to analyze and consider the advantages of and risks inherent in the Tender Offer, the Tender Offer price, the Transaction Agreement and other conditions from various perspectives, as described in (3) and (4) below. After careful consideration, in light of Shinsei Bank's current business circumstances, the Board of Directors, in which only the independent directors cast their votes, reached the conclusion that support for the Tender Offer and entering into the Transaction Agreement represented an attractive and reasonable way to improve Shinsei Bank's future performance and to enhance Shinsei Bank's corporate value.

(3) Measures for Achieving a Fair Tender Offer Price

The Tender Offerors will conduct the Tender Offer for the purpose of acquiring up to a maximum of

358,455,953 common shares (representing 22.7% of the currently outstanding common shares excluding treasury shares of Shinsei Bank. No minimum condition has been set by the Tender Offerors. Shinsei Bank has agreed not to tender any of its treasury shares in response to the Tender Offer. Completion of the Tender Offer is conditioned upon receipt of approval of the Prime Minister of Japan for the Tender Offerors and parties related to certain of the Tender Offerors to acquire shares greater than the bank major shareholder threshold.

Since Directors and senior management of Shinsei Bank are expected to have ownership interests in the Tender Offerors, Shinsei Bank concluded that appropriate procedures be put in place to determine, among other things how much the Tender Offer price should be and what the terms of the Tender Offer and Transaction Agreement should be to ensure fairness to public shareholders.

More specifically, on October 31, 2007, the Board of Directors of Shinsei Bank received an initial briefing by the Tender Offerors with respect to the proposed transaction. In light of the potential benefits to Shinsei Bank in executing its business strategy from the proposed transaction, the Board of Directors decided to form a Special Committee composed of the independent directors, which would exclude Messrs. Thierry Porté, Junji Sugiyama and J. Christopher Flowers (whose interests in the Tender Offerors are noted above) and Mr. Emilio Botín (the Chairman of Grupo Santander which invests in the Tender Offerors), to make further evaluation and to retain an independent financial advisor. On November 9, 2007, the Special Committee met to consider the proposal and appointed Morgan Stanley Japan Securities Co., Ltd. ("Morgan Stanley") as independent financial advisor and also consulted with Anderson Mori & Tomotsune ("AMT"), Shinsei Bank's outside legal counsel. Between November 9, 2007 and November 19, 2007, the members of the Special Committee received advice from AMT, Morgan Stanley and others and analyzed the terms and conditions of the Tender Offer and the Transaction Agreement. On November 19, 2007, the results of these analyses were discussed at the meeting of the Special Committee of Shinsei Bank, and Morgan Stanley rendered its opinion on November 19, 2007, that the Tender Offer price pursuant to the Transaction Agreement is fair, from a financial point of view, to the holders of outstanding common shares of Shinsei Bank (other than the Tender Offerors and persons related to certain of the Tender Offerors) and that the new share subscription price pursuant to the Transaction Agreement is fair from a financial point of view, to Shinsei Bank. Taking into account the terms and conditions of the Tender Offer, all other relevant facts and circumstances, and a report from the Special Committee supporting the execution of the transaction, the Board of Directors determined that the Tender Offer was in the common interest of the shareholders of Shinsei Bank and resolved, by unanimous votes of 10 directors present, to support the Tender Offer. The directors of Shinsei Bank deemed to have a special interest that did not participate in the voting regarding the proposed transactions were Mr. Thierry Porté and Mr. Junji Sugiyama, Shinsei Bank's two executive directors who are expected to invest in the Tender Offerors, Mr. J. Christopher Flowers and Mr. Emilio Botín, the Chairman of Grupo Santander, which is also investing in the Tender Offerors. All of the other directors of Shinsei Bank are independent and outside directors.

The Tender Offer price of ¥425 per share, represents a premium of 20.7% over ¥352, the average closing price of Shinsei Bank's common shares on the first section of the Tokyo Stock Exchange for the three month period ending November 19, 2007, a premium of 24.4% over ¥342, the one month average, and a premium of 16.8% over ¥364, the closing price of the previous day of the announcement.

(4) Measures to Prevent Conflict of Interests

Since certain Directors and management of Shinsei Bank are expected to have ownership interests in the

Tender Offerors as described in (3), in considering the tender offer proposal the Special Committee took prudent steps to collect information, analyze it, and deliberate in order to protect the interests of public shareholders of Shinsei Bank and to ensure the fairness of the terms and procedures related to the Tender Offer. In addition, the Special Committee frequently exchanged information and opinions through meetings and e-mails and considered and discussed whether the value of Shinsei Bank would be enhanced through the Tender Offer and the Transaction Agreement, whether due consideration was given to the protection of public shareholder interests through fair procedures, and, accordingly, whether the Board would support the Tender Offer or not between November 9, 2007 and November 19, 2007.

Also, AMT, Shinsei Bank's legal advisor on Japanese law, advised the Special Committee through frequent conversations, in writing and in e-mails about details of the Tender Offer and Transaction Agreement, various issues, and practical responses to those issues. As stated above, the directors considered how to enhance the corporate value of the Shinsei Bank and to protect interests of the Bank's public shareholders within the context of the proposed Tender Offer.

Moreover, the Special Committee appointed Morgan Stanley as independent financial advisor. With Morgan Stanley's advice, the independent directors in the Special Committee discussed analyses of the Tender Offer price and the new share subscription price. The Special Committee was also provided an explanation by Morgan Stanley as to the fairness of the Tender Offer price, from a financial point of view, of the holders of outstanding common shares of Shinsei Bank (other than the Tender Offerors and persons related to certain of the Tender Offerors) and as to the fairness of the new share subscription price, from a financial point of view, to Shinsei Bank.

The Special Committee, as a result of consideration of various circumstances as mentioned above, determined that the Tender Offer would benefit the corporate value of Shinsei Bank and thus deserved its support, and reported to the Board of Directors accordingly. Upon receipt of such report, the Board of Directors (in which 10 independent directors out of the entire 14 directors cast their votes), as a consequence of the analyses, taking into consideration the Tender Offer price, the new capital to be raised via the planned third-party allotment, the commitment by JCF & Co., the other investors and senior management to support the three-pillar business strategy of Shinsei Bank, the current financial position of Shinsei Bank, the effect on Shinsei Bank's value, the report from the Special Committee, and other various factors, concluded that the Tender Offer would benefit the corporate value of Shinsei Bank and be in the common interest of all shareholders. After all those consideration, the board unanimously resolved to support the Tender Offer on November 20, 2007.

(5) Maintenance of Listing

Shinsei Bank's common stock is currently listed on the First Section of the Tokyo Stock Exchange, and Shinsei Bank and the Tender Offerors intend to maintain the listing following completion of the Tender Offer and the third-party allotment.

3. Details of profit sharing by Tender Offerors and its special affiliate
Not applicable.

4. Response to the policies concerning control of the Shinsei Bank
Not applicable.

5. Questions to the Tender Offerors
Not applicable.

6. Demand for extension of the period of the Tender Offer
Not applicable.

7. Press Release of the Tender Offerors
See the attached document

---End--

Please be advised that any person who obtained information concerning the Tender Offer from this document may be restricted from purchasing stock of Shinsei Bank, Limited as a first recipient of information under the regulations on insider trading, until 12 hours after its disclosure to two or more of the press companies set forth in Section 30, Paragraph 1, Subparagraph 1 of the Enforcement Order of the Financial Instruments and Exchange Law pursuant to Section 167, Paragraph 3 of the Financial Instruments and Exchange Law and Section 30 of the Enforcement Order thereof. Also, please note that the Shinsei Bank shall not be held responsible for any such actions, even if a person is held criminally, civilly or administratively responsible due to such purchase, etc.

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

November 20, 2007
J.C. Flowers & Co. LLC

FOR IMMEDIATE RELEASE

Partial Tender Offer for Shinsei Bank, Limited

Tokyo (November 20, 2007) J.C. Flowers & Co. LLC ("JCF") announced today on behalf of four investment vehicles whose investors include affiliates of JCF (collectively, the "Tender Offerors") a tender offer for up to 358,455,953 common shares (representing 22.7% of the currently outstanding common shares) of Shinsei Bank, Limited ("Shinsei Bank") (the "Tender Offer"). The tender offer price will be 425 yen per share. The tender offer period is expected to commence November 22, 2007 and continue through January 10, 2008 (30 business days). The Tender Offerors are newly formed investment vehicles created to enable their investors to acquire shares of Shinsei Bank through the Tender Offer. Key investors include J.C. Flowers II L.P., an investment fund managed by JCF with a diversified institutional investor base, Grupo Santander and Swiss Re. In addition to these institutional investors, members of Shinsei Bank's senior management, including Thierry Porté (Director, Representative Statutory Officer, President and CEO), Junji Sugiyama (Director, Representative Statutory Executive Officer and Chairman) and other statutory executive officers are expected to be offered the opportunity to invest, subject to compliance with certain regulatory procedures. Completion of the Tender Offer is conditional upon receipt of approval from the Prime Minister of Japan for the Tender Offerors and certain affiliates of JCF to become a major shareholder of Shinsei Bank under the Banking Law of Japan.

The Tender Offerors have entered into a transaction agreement with Shinsei Bank. Under the terms of the agreement, Shinsei Bank will issue 117,647,059 new common shares to the Tender Offerors at the same price per share as the Tender Offer price following successful completion of the Tender Offer. The Tender Offerors expect that Shinsei Bank will maintain its listing on the Tokyo Stock Exchange even if the Tender Offerors successfully acquire the maximum number of shares of common stock of Shinsei Bank sought to be acquired.

Shinsei Bank shareholders:

Shinsei Bank shareholders seeking further information on the procedures for tendering may contact the tender offer agent, Nikko Citigroup Limited, or the tender offer sub-agent, Nikko Cordial Securities Inc. For individual shareholders, Nikko Contact Center which is operated by Nikko Cordial Securities Inc. is in service to respond to shareholders' queries regarding the procedures for tendering.

► Nikko Contact Center for individual shareholders use only

Toll Free Dial: 0120-250-959

Period: Tender offer period (expected to be from November 22, 2007 to January 10, 2008) from 9 a.m. to 5 p.m. (Except for Saturday, Sunday and national holidays.)

(Note) To request application forms for the tender offer, shareholders should contact the call center in person.



INFORMATION



SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank to Raise New Capital, Deepens Ties with Key Investors

Tokyo (November 20, 2007) — Shinsei Bank, Limited, a leading diversified financial group, today announced plans to raise new capital, enhance financial stability and deepen ties with key new and existing shareholders. The plan centers on a tender offer from a series of investment vehicles (the "Investors") whose investors include affiliates of J.C. Flowers & Co. LLC (JCF & Co.) and a third-party allotment to the Investors. With the support of senior management and the Investors, the initiative will allow Shinsei Bank to deploy additional capital across its strategic pillars - institutional banking, consumer and commercial finance and retail banking – and renew its commitment to setting the standard for banking in Japan.

Shinsei has received a tender offer bid of 425 yen per share for up to 22.7% of its outstanding common shares from the Investors. Contingent upon the execution of the tender offer and its approval by Japan's regulatory authorities, Shinsei Bank will issue 50 billion yen of new common shares by third-party allotment to the Investors. The issue price of the allotment will be 425 yen per common share, the same as the price for the tender offer bid. As a result of these transactions, the Investors and affiliates of JCF & Co. would hold up to 32.6% of Shinsei's common shares on a fully diluted basis. Additionally, if the price for the tender offer bid were to be increased, the issue price would also be increased by the same degree.

"This is the right choice for Shinsei. It's a strong vote of confidence in our bank and our vision of building a different kind of Japanese bank," said Thierry Porté, President and CEO of Shinsei Bank. "With the backing of key shareholders aligned with the bank's senior management, we receive additional resources to develop and expand our businesses going forward."

The fresh capital will bolster the bank's financial resources, improve its capital ratios and position its institutional banking arm to take advantage of investment and acquisition opportunities going forward. Shinsei also plans to build out its trendsetting retail banking network, enhancing services that have won numerous accolades for customer satisfaction. It will move ahead with the creation of a transparent, customer-friendly model for consumer and commercial finance in Japan, applying its financial and risk management expertise and cutting-edge technologies to a business with long-term growth prospects as well as opportunities for the first sales (cross-selling) of products and services. The application of Shinsei's technological infrastructure, capital base and risk management capability across these businesses will provide opportunities to develop economies of scale along with new products and services.

J. Christopher Flowers, founder and CEO of JCF & Co., has taken a leading role as an investor and advisor to Shinsei since its creation. Under new management and new ownership, Shinsei emerged from temporary nationalization in March 2000 as the successor to The Long-Term Credit Bank of Japan, Limited, or LTCB, founded in 1952. Shinsei's management team aggressively reduced levels of non-performing assets, refocused the business on higher-margin banking products and services, instituted sound corporate governance and risk management processes and established an advanced information technology platform. In February 2004, Shin listed its common shares on the First Section of the Tokyo Stock Exchange and once again became a pub company.

Shinsei believes it has established a strong foundation for future growth based on:

- our global-standard corporate governance structure
- the scope and synergies of our innovative, client-focused, three-pillar business model
- our high asset quality, strong capital base and enhanced revenue base
- our strong household name recognition, making us one of the best recognized brands among Japanese banks

While many Japanese financial institutions have talked about the need for wide-ranging changes to their corpor strategy, business model and operations, we believe our implementation of strategic and operational innovatic sets us apart and places us in a strong competitive position. Our focus is on growing sustainable, customer-driv revenues by exceeding our customers' expectations. We are committed to achieving long-term growth a consistent profitability by offering differentiated and superior banking services.

****

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services both institutional and retail customers based on a three-pillar strategic business model comprising institutional banki consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html



SHINSEI BANK

For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Subscription to Shinki's Rights Offering of New Shares

Tokyo (Tuesday, November 27, 2007) --- Shinsei Bank, Limited today announced that it has made a full subscription to the rights offering of new shares proposed by Shinki. The number of shares to be received through this subscription is 76,822,572 shares and the subscription amount is 7,682,257,200 yen. As a result, including the 25,607,524 shares held in Shinki before the subscription to Shinki's rights offering, Shinsei Bank will hold 102,430,096 shares in Shinki after the completion of the rights offering.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html





For Immediate Release

Shinsei Bank, Limited
Gibraltar Life Insurance Co., Ltd.

Shinsei Bank to offer "Smart Nenkin 4 Bunsan Plus" of Gibraltar Life Insurance
— Aiming To Achieve Affluent Life After Retirement —

Tokyo (Friday, November 30, 2007)—Shinsei Bank, Limited (Headquarter: Chiyoda-ku, Tokyo; President and CEO: Thierry Porté, hereinafter "Shinsei Bank") and Gibraltar Life Insurance Co., Ltd. (Headquarter: Chiyoda-ku, Tokyo; President and CEO: Mitsuo Kurashige, hereinafter "Gibraltar Life") announced today that "Smart Nenkin 4 Bunsan Plus" (Nonparticipating Individual Annuity Type I) will be offered at Shinsei Bank branches (excluding Shinsei *BankSpots*) from Saturday, December 1, 2007.

"Smart Nenkin 4 Bunsan Plus" is Gibraltar Life's new investment type annuity insurance that meets the concept of "Cash flow management" proposed by Shinsei Bank for the retired customers or who are saving for their lives after their retirement. This product enables customers to select and combine four separate asset categories including domestic and foreign equities and bonds. Moreover, the customer will be able to increase annuity resource for the medium and long term by leveraging a long-term investment in global assets as the deferred period lasts until 90 years old. Further, in terms of the method of receiving an annuity, the policyholders can select from various plans including "Certain payout" or "Lump-sum payment" in addition to the "Life payout". Moreover, it is designed to keep an insurance cost under control for enhanced investment efficiency.

Shinsei Bank provides asset management advisory services for especially those customers who seek to "increase and receive money (asset) in a wise manner" by the combination of long-term investments in global assets and a life annuity, based on the customers' knowledge, experience, the purpose of investment, and the status of their assets, to help protect retirement savings against inflation and other threats.

Gibraltar Life's "Smart Nenkin 4 Bunsan Plus" is a product based on the concept mentioned above, thus is designed to help policyholders achieve affluent life after retirement.

Attachment: Overview of "Smart Nenkin 4 Bunsan Plus"

About Shinsei Bank

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

About Gibraltar Life

Gibraltar Life Insurance Co., Ltd., a member company of Prudential Financial, Inc., one of the largest financial institutions in the United States, offers protection to meet individual customer needs and peace of mind through more than 500 sales offices located in all of Japan's 47 prefectures. Leveraging the strong credit and expertise of Prudential Financial, Gibraltar Life has reinforced its financial soundness through a review of its asset portfolio, and has ensured stable earnings through its optimum risk management methods. Gibraltar Life was named after the Rock of Gibraltar. Gibraltar Life strives to provide security that is "as safe as The Rock," to earn its customers' trust. News and other information about Gibraltar Life Insurance Co., Ltd. is available at http://www.gib-life.co.jp/.

Attachment

Overview of Nonparticipating Individual Annuity Type 1
"Smart Nenkin 4 Bunsan Plus"

1. **Customers can choose and combine four asset categories at discretion.**
   At the time of policy issue, customers can select and combine four asset categories ("Domestic equity index" "Domestic bond index" "Foreign equity index" "Foreign bond index") to manage diversified assets ("Domestic equity" "Domestic bond" "Foreign equity" "Foreign bond") at their discretion. During the deferred period, it is also possible to choose or combine "Money Pool" to place the asset in addition to the above asset categories.

2. **The portfolio can be updated anytime during the deferred period.**
   During the deferral period, the portfolio can be updated by switching the funds. No switching fee is charged up to 15 switches per one insurance year.

3. **The product is designed to keep an insurance cost under control for enhanced investment efficiency.**
   It keeps the insurance cost under control by removing the minimum guarantee of the death benefit. (Insurance policy maintenance charge 0.65% p.a.)

4. **Life time annuity benefits with an option of whole life annuity with the guaranteed amount.**
   The option of "Whole life annuity with the guaranteed amount" offers whole life annuity as long as the insured is alive. "In the case where the insured dies after annuitization during the guaranteed period for one-time payment for death, the annuity principal will be fixed with the total of annuity benefit paid to the point and one-time payment for death.

5. **Customers can select from variety of annuity payout methods for different annuity needs.**
   The option of period certain, More-money-at-first type whole life annuity, More-money-at-first type period certain annuity can be selected in addition to whole life annuity with guaranteed amount. Instead of annuity benefit, it is possible to receive all or part of the accumulated fund (annuity principal) at once on a day before annuitization.

6. **Annuitization is initiated after a year from issue.**
   With annuitization rider, it is possible to finalize the annuity principal and annuitize at any time after a year from policy issue.

Overview of Nonparticipating Individual Annuity Insurance Type I
"Smart Nenkin 4 Bunsan Plus"



Image
35% of single pay premium
Single Pay Premium (Base face amount)
Total amount invested
Accidental death benefit
Death benefit
Annuity Principle
Annuity Principle
WL annuity with guaranteed
Inception date of asset management
Accidental death benefit (100% of base face amount)
Deferred period／Up to 90 years
Issue date
End of the Deferred Period

※ This chart illustrates the image of the product and doesn't intend to guarantee the amount of accumulation fund, death benefit, annuity principle and the like.

【Types of Asset Categories and Its Investment Policies】

◆Asset Categories to be selected at the time of policy issue

【Asset Category】Domestic Equity Index	
Fund Name	Prudential Private Domestic Equity Performer (For qualified institutional investor)
Asset Manager	Prudential Investment Management Japan
Trust fee (incl. Tax)	0.1785% p.a. (excl. Tax 0.17%)
【Investment Policy】Investment in PRU Domestic Equity Mother Fund Beneficiary Notes to manage asset mainly in domestic equities. The fund seeks to achieve performance benchmarked to TOPIX.	

【Asset Category】Domestic Bond Index	
Fund Name	Prudential Private Domestic Bond Performer (For qualified institutional investor)
Asset Manager	Prudential Private Domestic Equity Performer (For qualified institutional investor)
Trust fee (incl. Tax)	0.1365% p.a. (excl. Tax 0.13%)
【Investment Policy】Investment in PRU Domestic Bond Mother Fund Beneficiary Notes to manage asset mainly in domestic public and corporate bonds. The fund seeks to achieve performance benchmarked to NOMURA-BPI (Total).	

【Asset Category】Foreign Equity Index	
Fund Name	Prudential Private Foreign Equity Performer (For qualified institutional investor)
Asset Manager	Prudential Investment Management Japan
Trust fee (incl. Tax)	0.231% p.a. (excl. Tax 0.22%)
【Investment Policy】Investment in PRU Foreign Equity Mother Fund Beneficiary Notes to manage assets mainly in equities issued in key markets excluding Japan. The fund seeks to achieve performance benchmarked to MSCI KOKUSAI index (yen denominated). No currency hedging.	

【Asset Category】Foreign Bond Index	
Fund Name	Prudential Private Foreign Bond Performer (For qualified institutional investor)
Asset Manager	Prudential Investment Management Japan
Trust fee (incl. Tax)	0.21% p.a. (excl. Tax 0.20%)
【Investment Policy】Investment in PRU Foreign Bond Mother Fund Beneficiary Notes to manage asset mainly in public and corporate bonds issued in key markets excluding Japan. The fund seeks to achieve performance benchmarked to Citigroup WGBI (yen denominated). No currency hedging.	

◆ In addition to the above funds, customers can choose "Money Pool" during the deferred period. (Not at the time of policy issue)

【Asset Category】Money Pool	
Fund Name	Nikko MRF (Money Reserve Fund)
Asset Manager	Nikko Asset Management
Trust fee(incl. Tax)	Within 0% ~ 1.00% p.a. (Subject to the interest rate)
【Investment Policy】Mainly invest in domestic/foreign public/corporate bonds or commercial papers. The fund seeks a stable return in consideration of the security of the principal.	

※Daily deduction of 1/356 of the annual fee set for each separate account against the total fund size.

※In addition to the trust fee of the mutual fund used as an investment vehicle, customers will be charged with the following fees of which specific amount or percentage cannot be indicated before they are accrued. Those charges include: management fee such as trust asset surrender charge amount of trust asset reservation: administration charge (including audit charge); sales commission: currency exchange fee, and taxes including consumption tax. These charges are reflected to a unit value as each of the asset invested takes the share of fee for its total fund size. Accordingly the customer is indirectly charged with these fees. (Management fees are subject to change if any changes are made to the management scheme, the amount of asset under management or the other reason.)

【Overview of the Product】

Name	Nonparticipating Individual Annuity Insurance Type I "Smart Nenkin 4 Bunsan Plus"
Payment mode	Single premium payment (only)
Deferred period	Up to the policy anniversary of 90 years old (age on the last birthday)
Issue Age (Insured)	0~80 years old (age on the last birthday)
Single premium payment	1 million~500 million yen (Unit of 10,000 yen)
Types of Annuity Payment	Whole Life Annuity with Guaranteed Amount/ Period Certain Annuity/ More-money-at-first type Annuity Period Certain/ More-money-at-first type Whole Life Annuity ※Age 5~90 is eligible to annuitize period certain or whole life annuity with guaranteed amount. Age 40~90 is eligible to annuitize whole life with guaranteed amount and more-money-at-first type whole life annuity which sets the annuity amount higher at the beginning. ※ Payment method can't be changed in the case where the annuity amount is below the Gibraltar designated amount.
Death Benefit	Pays the fund accumulated to the date of insured's death.
Accidental Death Benefit	If the insured died from unexpected accident, accidental death benefit will be paid in addition to the death benefit. (100% of the base death benefit of the date of death)
Surrender/Reduction	During the deferred period, the customer can surrender or reduce the coverage and receive all or part of the accumulated fund as cash surrender value. No surrender charge is incurred.

【Charges】

Policy Issue	Initial Fee	3.50% deduction of the single premium from the premium paid.
Deferred period	Insurance related maintenance fee	Daily deduction of 1/365 of 0.65% p.a. of the accumulated fund.
	Management fee	Daily deduction of 1/365 of the rate set for each separate account. Please refer to "Types of Asset Categories and Investment Policy" for the management fee for each separate account.
	Switching fee	Free of charge up to 15 switches for one insurance year and 1,000 yen will be deducted from the accumulated fund each time beyond that.
Annuitization period*1	Annuity management fee	1% *2 of Annuity amount will be deducted from the accumulated fund.

*1 This include the period of Annuitization rider and Survivors Annuity Rider (For Variable Annuity Individual Insurance).

*2 The annuity management fee indicated here is as of November 2007. It may be changed in the future.

Notes About Important Matters

This is designed to explain the overview of "Smart Nenkin 4 Bunsan Plus" and not intended to solicit the policy. Please refer to the product pamphlet for further information abtou this product. Please also be aware of the important matters below.

【Investment Risk】

- "Smart Nenkin 4 Bunsan Plus" is Variable Annuity Individual Insurance (Variable Insurance). The amount of death benefit, accumulated fund, surrender cash values and the other will change (increase or decrease) on a daily basis according to the performance of separate account.
- The separate accounts of "Smart Annuity 4 Diversification Plus" are the investment trust mainly managed in domestic and foreign equities and bonds. The amount of death benefit, accumulated fund, surrender cash values or the total of annuity benefit may fall below the premium paid at lump and incur the loss.
- Each separate account may have different benchmarks and risks. Understand the types of risks you are taking when applying the policy. Please also be aware when you switch the fund, the benchmarks and risks you are taking may change according the type of separate account.
- The amount of death benefit during the deferred period, the amount of surrender cash value of midway surrender, and the annuity principal at the time of annuitization are not guaranteed. Accidental death benefit is guaranteed at 100% of the base death benefit (equivalent of single premium paid).

  * The base death benefit will be changed according to an increase/decrease of the fund.

【Fees】

- "Initial fee" will be deducted at the time of policy issue. "Insurance related maintenance fee" "Management fee" and "Switching fee" will be deducted during the deferred period. "Annuity management fee" will be deducted after annuitization. Please refer to attachment 【Charges】 for the detail.



INFORMATION **SHINSEI BANK**

For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-key, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Makes Shinki a Subsidiary

Tokyo (Thursday, December 6, 2007) — Shinsei Bank, Limited, today announced that SHINKI Co., Ltd., presently an equity-method affiliate, will become a subsidiary, subsequent to Shinsei Bank's full subscription to the rights offering of new shares proposed by Shinki (76,822,572 shares with a subscription amount of JPY 7,682,257,200) on November 27, 2007, and the final subscription results.

After the completion of the rights offering, Shinsei Bank will hold 102,430,096 common shares or 67.7%[1] of Shinki's outstanding shares. Shinki will officially become a subsidiary on December 13, 2007, and will be accounted for as a consolidated subsidiary of Shinsei Bank from the second half of fiscal year 2007.

"We believe that by deploying our financial and risk management expertise, our advanced information technology know-how and our access to capital, we can further improve operational efficiency in our consumer finance business, including Shinki," said Thierry Porté, President and CEO of Shinsei Bank. "While the business environment for the consumer finance industry continues to be challenging, these challenges can be turned into opportunities going forward."

Since legislative and market changes, including restrictions on lending rates, have significantly impacted the consumer finance sector, Shinki has made significant provisions during the first half of fiscal year 2007 and worked to accelerate the transformation of its business model. Shinki will enhance its coordination with the Shinsei Bank Group by becoming a subsidiary and is expected to be a significant factor in our consumer finance operations, by complementing the services offered by our existing subsidiary APLUS, as we work to meet the ever-diversifying needs of customers.

This event will have no material impact on our earnings forecast for the fiscal year 2007.

- more -

[1] Percentage has been truncated.

(Reference)

Profile of Shinki Co., Ltd (as of March 31, 2007)

1. Company Name: SHINKI Co., Ltd.
2. Representative: Hitoshi Tsunemine, CEO and President
3. Address: Shinjuku-ku, Nishi-Shinjuku, 1-6-1, (Shinjuku El Tower 28F), Tokyo
4. Establishment: December 1, 1954
5. Major Business: Consumer and business finance
6. Fiscal Period End: March
7. Number of Employees: 403 (as of March 31, 2007, excluding temporary employees)
8. Main Offices: Tokyo, Osaka, Nagoya
9. Paid in Capital: JPY 12,665 million
10. Number of Shares Outstanding: 70,277,524
11. Major Shareholders (as of March 31, 2007)
    Shinsei Bank, Limited 25,607 thousand (36.4%)
    Nomura Trust & Banking Co (Trustee 3071006) 11,080 thousand (15.7%)
    Nomura Trust & Banking Co (Trustee 3051003) 5,702 thousand (8.1%)
12. Financial Performance

(Millions of Yen)

	Fiscal Year Ended March 2007	Fiscal Year Ended March 2006
Operating Income	47,102	57,805
Operating Profit	(21,061)	7,783
Ordinary Profit	(21,333)	7,264
Net Income	(39,364)	4,427
Total Assets	152,194	189,591
Nest Assets	26,909	67,879
Dividend Per Share (JPY)	-	12.50

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html


INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank: 24-Hour ATM Service During Year-End, New Year Holidays

Tokyo (Tuesday, December 11, 2007) – Shinsei Bank, Limited, today announced that its ATM services, including deposits, withdrawals and account balance inquiries, will be available as usual 24 hours a day[1], free of charge, during the entire year-end and New Year holidays for Shinsei *PowerFlex* account holders.

Furthermore, Shinsei's *PowerFlex* account holders will receive the same free ATM services 24 hours a day[1] at the 12,796 Seven Bank ATMs (as of today) installed in Seven-Eleven convenience stores operating non-stop throughout the year.

■Shinsei Bank ATM services for customers with Shinsei's *PowerFlex* cash card

<table>
<tr><th></th><th colspan="2">ATMs</th><th colspan="2">Operating hours[1]</th><th>Fees & Charges</th></tr>
<tr><td rowspan="4">Shinsei Bank ATMs</td><td>Shinsei Bank ATMs at Head Office and other Branches
Other Shinsei Bank ATMs</td><td rowspan="4">Account balance inquiries, deposits, and withdrawals</td><td rowspan="4">365 days</td><td>24 hours</td><td rowspan="4">Free of charge</td></tr>
<tr><td>Shinsei Bank ATMs installed at stations of Tokyo Metro</td><td>5:00 – 24:00</td></tr>
<tr><td>Keikyu Station Bank ATMs
(ATMs installed at Keihin Electric Express Railway stations, etc.)</td><td>6:00 – 24:00</td></tr>
<tr><td>Shinsei Bank ATMs installed at stations of Kintetsu Railway</td><td>First train – Last Train</td></tr>
</table>

To allow customers to make transactions any time they want, Shinsei Bank has been providing 24-hours-a-day, 365-days-a-year ATM services since the launch of Shinsei's *PowerFlex* account in June 2001. Shinsei Bank will continue to give Shinsei customers better access to ATM services, accessible free of charge as part of the bank's *PowerFlex* account.

1. ATM operating hours may differ depending on business hours of the building at which ATMs are installed.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Install ATM Inside JR Mitaka Station

— First Shinsei ATM to be placed inside a JR station —

Tokyo (Thursday, December 13, 2007) – Shinsei Bank, Limited, today announced that it will install its own ATM at "Dila Mitaka", a commercial space inside JR Mitaka station. Starting operation from Sunday, December 16, 2007, this will be the first Shinsei ATM to be installed inside a JR station.

The ATM at "Dila Mitaka" will operate 365 days a year during station business hours, from the first train in the morning to the last train at night. Shinsei *PowerFlex* cash cards can be used at the ATM free of charge for deposits, withdrawals and account balance inquiries.
Furthermore, customers can use cash cards issued by financial institutions with ATM tie-up agreements with Shinsei: all "city" banks (Tokyo-Mitsubishi UFJ, Mizuho, Sumitomo Mitsui, Resona, Saitama Resona), four trust banks (Chuo Mitsui Trust, Mitsubishi UFJ Trust, Sumitomo Trust, Mizuho Trust), Aozora Bank, Shoko Chukin Bank, and Miura Fujisawa Shinkin Bank.[1]

Services for *PowerFlex* cash card users at Shinsei ATM installed at "Dila Mitaka"

Place: 3rd floor at "Dila Mitaka" (one ATM)
Services: deposits, withdrawals and account balance inquiries (free of charge)
Business hours: from the first train to the last train (24 hours a day, 365 days a year)

Shinsei Bank continues to install its ATMs in convenient places including railway stations, commercial complexes and so on, offering 24-hour free ATM services to provide maximum advantage to customers using its *PowerFlex* account.

1. Users of other banks cash cards will be charged.
ATM partner banks cash card users other than Aozora Bank and Shoko Chukin Bank will be charged 210 yen for 8 a.m. - 8:45 a.m. weekdays, 105 yen for 8:45 a.m. – 6 p.m. weekdays, 210 yen for 6 p.m. – 9 p.m. weekdays, and 210 yen for 9 a.m. – 5 p.m. Saturdays, Sundays, and holidays.
Aozora Bank and Shoko Chukin Bank cash card users will be charge 210 yen for 8 a.m. - 8:45 a.m. weekdays, 105 yen for 8:45 a.m. – 6 p.m. weekdays, 210 yen for 6 p.m. – 7 p.m. weekdays, and 210 yen for 9 a.m. – 5 p.m. Saturdays and Sundays.


INFORMATION


SHINSEI BANK

For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Correction of Numbers in Shinsei Bank's Fiscal 2007 Interim Financial Results

Tokyo (December 19, 2007) — Shinsei Bank, Limited, today announced that it has corrected some of the figures in its interim financial results for fiscal 2007, released Nov.14, 2007. The corrections were made to two documents: "Financial Summary of First Half Fiscal Year 2007" and "Quarterly Data Book of First Half Fiscal Year 2007."

1. Financial Summary of First Half Fiscal Year 2007, page 8 (corrections are underlined).

Risk Monitored Loans (Consolidated)

[Previous]

(billions of yen, except percentages)

	Sep 30 2007 (a)	Sep 30 2006 (b)	Change (a) - (b)	Mar 31 2007 (c)	Change (a) - (c)
Loans to bankrupt obligors	0.6	2.0	(1.4)	1.7	(1.1)
Non-accrual delinquent loans	39.0	19.4	19.6	21.8	17.2
Loans past due three months or more	9.9	4.1	5.8	4.7	5.2
Restructured loans	25.5	38.2	(12.7)	36.4	(10.9)
Total (A)	75.2	63.8	11.4	64.8	10.4
Loans and bills discounted (B)	5,456.5	4,781.4	675.1	5,146.3	310.2
(A) / (B) x 100 (%)	1.38	1.34	0.04	1.26	0.12
Reserve for credit losses (C)	141.7	133.8	7.9	147.2	(5.5)
Reserve ratios (C) / (A) x 100 (%)	188.43	209.60	(21.17)	227.23	(38.80)

[Correction]

(billions of yen, except percentages)

	Sep 30 2007 (a)	Sep 30 2006 (b)	Change (a) - (b)	Mar 31 2007 (c)	Change (a) - (c)
Loans to bankrupt obligors	0.8	2.0	(1.2)	1.7	(0.9)
Non-accrual delinquent loans	41.6	19.4	22.2	21.8	19.8
Loans past due three months or more	9.9	4.1	5.8	4.7	5.2
Restructured loans	25.5	38.2	(12.7)	36.4	(10.9)
Total (A)	77.9	63.8	14.1	64.8	13.1
Loans and bills discounted (B)	5,456.5	4,781.4	675.1	5,146.3	310.2
(A) / (B) x 100 (%)	1.43	1.34	0.09	1.26	0.17
Reserve for credit losses (C)	141.7	133.8	7.9	147.2	(5.5)
Reserve ratios (C) / (A) x 100 (%)	181.68	209.60	(27.92)	227.23	(45.55)

2. Quarterly Data Book of First Half Fiscal Year 2007, page 4 (corrections are underlined).

Risk Monitored Loans (Consolidated)

Unaudited (Billions of Yen)

	[Previous]	[Correction]
Risk Monitored Loans (Consolidated)	2007.9	2007.9
Loans to Bankrupt Obligors	0.6	0.8
Non-Accrual Delinquent Loans	39.0	41.6
Loans Past Due Three Months or More	9.9	9.9
Restructured Loans	25.5	25.5
Total (A)	75.2	77.9
Loans and Bills Discounted (B)	5,456.5	5,456.5
(A)/(B) X 100 (%)	1.38%	1.43%
Reserve for Credit Losses (C)	141.7	141.7
Reserve Ratios (C)/(A) X 100 (%)	188.4%	181.7%

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-key, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code 8303, TSE First Section)

Announcement of Amendment to Breakdown of Shares to Be Allotted In Connection with Issuance of New Shares by Third-Party Allotment

Tokyo (December 21, 2007) – With respect to issuance of new shares of common stock by third-party allotment resolved at the meeting of the board of directors of Shinsei Bank, Limited ("Shinsei Bank" or "the Bank"), held on November 20, 2007 (the "Third Party Allotment"), the Bank hereby announces that the Bank's board of directors, at its meeting held on December 21, 2007, passed a resolution to amend, as follows, the breakdown of shares to be allotted:

1. **Breakdown of Shares to Be Allotted**

Name of Allottee	Saturn I Sub (Cayman) Exempt Limited	
	After the Amendment	Before the Amendment
Number of Shares Allotted	5,056,452 Shares	5,051,139 Shares
Payment Price	¥2,148,992,100	¥2,146,734,075

Name of Allottee	Saturn Japan II Sub C.V.	
	After the Amendment	Before the Amendment
Number of Shares Allotted	5,492,190 Shares	5,486,363 Shares
Payment Price	¥2,334,180,750	¥2,331,704,275

Name of Allottee	Saturn Japan III Sub C.V.	
	After the Amendment	Before the Amendment
Number of Shares Allotted	27,292,678 Shares	27,292,678 Shares
Payment Price	¥11,599,388,150	¥11,599,388,150

Name of Allottee	Saturn IV Sub LP	
	After the Amendment	Before the Amendment
Number of Shares Allotted	79,805,739 Shares	79,816,879 Shares
Payment Price	¥33,917,439,075	¥33,922,173,575

2. **Major Shareholders and Shareholding Percentages**

As a result of the above-mentioned amendment to the breakdown of shares allotted, major shareholders and shareholding percentages after the Third-Party Allotment and tender offer for common shares of the Bank which is currently in progress (the "Tender Offer") are anticipated to be as follows:

Major Shareholders and Shareholding Percentages (Note 1)	
Saturn IV Sub LP (Note 2)	18.03%
The Resolution and Collection Corporation	11.16%
The Chase Manhattan Bank N.A. London (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabutocho Securities Settlement & Clearing Services Division)	7.34%
Saturn Japan III Sub C.V. (Note 2)	6.16%
Shinsei Bank, Limited	5.38%
J. Christopher Flowers	5.17%
State Street Bank and Trust Company (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabutocho Securities Settlement & Clearing Services Division)	4.70%
Santander Investment SA, C. Central Valores (Standing Proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Settlement & Clearing Services Division)	3.63%
The Master Trust Bank of Japan Ltd. (Trust Account)	2.32%
Morgan Stanley & Co. Inc	2.09%
Japan Trustee Services Bank, Ltd. (Trust Account)	1.96%

(Note 1)
The shareholding percentages are calculated based on the number of outstanding shares as of December 21, 2007 (1,673,570,944 shares (no change after September 30, 2007)), plus the number of shares to be newly issued through the Third-Party Allotment. The number of shares held by each shareholder used for calculating such shareholder's shareholding percentage is the number as of September 30, 2007, unless otherwise indicated in Note 2 below.

(Note 2)
The shareholding percentage of such shareholder is calculated based on the number of shares such shareholder would acquire through the Tender Offer should there be tenders for not less than the maximum number of Tender Offer shares:

(For Your Reference) Terms of Issuance of Shares

(1)	Number of Common Shares to Be Issued	117,647,059 shares
(2)	Issue Price	¥425 per share
(3)	Aggregate Issue Price	¥50,000,000,075 (¥425 per share)
(4)	Amount to be Appropriated into Capital	¥25,000,000,038
(5)	Method of Offering or Allotment	Third-party allotment to the Allottees listed in 9 below
(6)	Offering Period	March 18, 2008
(7)	Payment Date	March 19, 2008
(8)	Delivery Date of New Share Certificates	March 19, 2008 (scheduled)
(9)	Allottees and Allotted Shares	
	Saturn I Sub (Cayman) Exempt Limited	5,056,452 shares
	Saturn Japan II Sub C.V.	5,492,190 shares
	Saturn Japan III Sub C.V.	27,292,678 shares
	Saturn IV Sub LP	79,805,739 shares
(10)	Each item above is conditioned upon filing of the Supplementary Document to Shelf Registration Statement.	

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code 8303, TSE First Section)

Receipt of Government Approval and Amendment to Tender Offer for Shinsei Bank

Tokyo (Tuesday, December 25, 2007) – Shinsei Bank, Limited, ("Shinsei Bank") today announced that the Prime Minister of Japan has granted approval to investors including newly formed investment vehicles (the "Tender Offerors") and certain affiliates of J.C. Flowers & Co. LLC to become major shareholders of Shinsei Bank under the Banking Law of Japan.

Receipt of these approvals was a condition to the tender offer currently being conducted by the Tender Offerors for up to 358,455,953 common shares (representing 22.7%) of the currently outstanding common shares of Shinsei Bank at a tender offer price of 425 yen per share.

An amendment to the tender offer registration statement reflecting receipt of government approval also extended the tender offer period to continue through January 17, 2008, instead of the original completion date of January 10, 2007. The tender offer price and the number of shares of Shinsei Bank sought to be purchased remain unchanged.

Please see the attached document for the press release of the Tender Offerors.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

For reference:

Shinsei Bank shareholders seeking further information on the procedures for tendering may contact the tender offer agent, Nikko Citigroup Limited, or the tender offer sub-agent, Nikko Cordial Securities Inc. For individual shareholders, Nikko Contact Center which is operated by Nikko Cordial Securities Inc., is in service to respond to shareholders' queries regarding the procedures for tendering.

► Nikko Contact Center (for individual shareholders use only)
Toll Free Dial: 0120-250-959
Period: Tender offer period (expected to be from November 22, 2007 to January 17, 2008) from 9 a.m. to 5 p.m. (Except for Saturday, Sunday and national holidays.)
(Note) To request application forms for the tender offer, shareholders should contact the call center in person.

December 25, 2007

J.C. Flowers & Co. LLC

FOR IMMEDIATE RELEASE

Receipt of Government Approval and Amendment to Tender Offer for Shinsei Bank, Limited

Tokyo (December 25, 2007) - J.C. Flowers & Co. LLC ("JCF") announced today that four investment vehicles whose investors include affiliates of JCF (collectively, the "Tender Offerors") filed an amendment to the tender offer registration statement for the tender offer currently being conducted for up to 358,455,953 common shares (representing 22.7% of the currently outstanding common shares) of Shinsei Bank, Limited at a tender offer price of 425 yen per share.

The amendment reflects the receipt of approval from the Prime Minister of Japan for the Tender Offerors and certain affiliates of JCF to become a major shareholder of Shinsei Bank under the Banking Law of Japan. Receipt of approval was a condition to the original tender offer.

The amendment has also extended the tender offer period to continue through January 17, 2008, instead of the original completion date of January 10, 2007. The tender offer price and the number of shares of Shinsei Bank sought to be purchased remain unchanged.

<u>Shinsei Bank shareholders:</u>

Shinsei Bank shareholders seeking further information on the procedures for tendering may contact the tender offer agent, Nikko Citigroup Limited, or the tender offer sub-agent, Nikko Cordial Securities Inc. For individual shareholders, Nikko Contact Center which is operated by

Nikko Cordial Securities Inc. is in service to respond to shareholders' queries regarding the procedures for tendering.

▶ Nikko Contact Center for individual shareholders use only

Toll Free Dial: 0120-250-959

Period: Tender offer period (expected to be from November 22, 2007 to January 17, 2008) from 9 a.m. to 5 p.m. (Except for Saturday, Sunday and national holidays.)

(Note) To request application forms for the tender offer, shareholders should contact the call center in person.


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Friday, January 4, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective January 1, 2008.

	New Position	Former Position
Sang-Ho Sohn	Senior Managing Executive Officer, Head and Chief Executive of Institutional Banking Group	Senior Managing Executive Officer, Head and Chief Executive of Institutional Banking Group, and GM of IB Business Division

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$92 billion on a consolidated basis (as of March 31, 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

[Appendix]

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Exhibit Photographs by Tamami Hitsuda
at Omotesando Hills Financial Center

Tokyo (Thursday, January 10, 2008) – Shinsei Bank, Limited, today announced that it will host an exhibit of three photographs by Japanese artist Tamami Hitsuda at its Omotesando Hills Financial Center. Located on the third floor of the Dojun Wing of Omotesando Hills shopping complex, the branch will display the works from Thursday, January 10, 2008, to late March, 2008.

Hitsuda graduated from Britain's Royal College of Art with a Master's degree in 1997. She has shown her photos at exhibitions in Japan and overseas and received several awards. She is active as an artist and also as an associate professor at Nagoya University of Arts. In her work, she manipulates digital images on a computer to transform the ordinary into extraordinary - and extraordinarily beautiful - photographs.

Shinsei Bank's Retail Banking Group has hosted art exhibits at its Omotesando Hills Financial Center since its opening in May 2006 as part of its branding message "Color your life".

Place: Omotesando Hills, Dojun Wing 3F, 12-10, Jingumae 4-Chome, Shibuya-ku, Tokyo
Period: Thursday, January 10, 2008, to late March, 2008

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Photographic works on display



Title: Layers wall
Size: H1070mm x W1000mm



Title: Floating World
Size: H1015mm x W745mm



Title: Floating
Size: H722mm x W1000mm

Cooperation

Tomio Koyama Gallery http://www.tomiokoyamagallery.com/
Office Ferrier

Tamami Hitsuda

1958 Born in Takamatsu, Kagawa, Japan

1982 B.F.A., Aichi Prefectural University of Fine Arts and Music, Japan

1984 M.F.A., Aichi Prefectural University of Fine Arts and Music

1985 Completed "The Research Program" at Aichi Prefectural University of Fine Arts and Music

1997 M.A., Royal College of Art, UK

"BAVA Awards" The Artists Contemporary Art

1998 EPSON COLOR IMAGING '98 "Photo Grand Prize"

Solo Exhibitions

1983 "Espere Exhibition," Ginza Surugadai Gallery, Tokyo, Japan

1983 Westbeth Gallery, Nagoya, Aichi, Japan

1988 "In the Wood," Gallery Humanite, Nagoya

1999 "What you want is not so far," Tomio Koyama Gallery, Tokyo

2001 "Illusional Life," Tomio Koyama Gallery, Tokyo

2003 "The Place Without Name," Tomio Koyama Gallery, Tokyo

Group Exhibitions

1993 "KARUIZAWA DRAWING BIENNALE," Karuizawa Wakita Museum, Nagano / Marugame Genichiro Inokuma Museum of Contemporary Art, Kagawa

1997 "The Renaissance Art Award 1997," Kent, UK

"Royal College of Art 1997 Fine Art and Applied Art Show," Royal College of Art, London

1998 "International Print Triennale in Kanagawa '98," Kanagawa Prefectural Gallery, Yokohama, Kanagawa, Japan

"Max Art Digital Art Forum: Surrealism II," Laforet Museum Harajuku, Tokyo

2001 "TAMAVIVANT 2001," Tama Art University, Tokyo

2002 "Henshin Ganbou," Fukui City Art Museum, Fukui, Japan

"Photo Active HITSUDA Tamami & YOSHIOKA Toshinao," Nagoya University of Arts, Nagoya

2003 "Bloom," Govette-Brewester Art Gallery, New Zealand

2004 "On Flowering Images: Contemporary Japanese Photography," Tokyo Metropolitan Museum of Photography, Tokyo

2005 "Rosa!," Museum of Tokyo National University of Fine Arts and Music, Tokyo

2006 "ZINKOMU," Nagoya City Cultural Program, Gallery Yada, Nagoya

2007 "2nd International Symposium on Multi-Sensory Design," Noyori Conference Hall, Nagoya University, Nagoya



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank CEO to Head Japan-US Friendship Commission

Tokyo (Tuesday, January 15, 2008) – Shinsei Bank, Limited, announced today that its President and Chief Executive Officer Thierry Porté has been appointed chairman of the Japan-U.S. Friendship Commission on January 9, 2008. The organization works to promote friendly relations between Japan and the U.S. through educational and cultural exchanges and public affairs activities. It also supports research on critical policy issues facing the two countries.

"I am honored by this opportunity to contribute to strengthening the friendship between our two great nations," said Thierry Porté, president and CEO of Shinsei Bank. "The private sector can play a critical role in building cultural and educational bridges between our countries for the next generation, and preserving a relationship that is as important as ever."

A long-time resident of Japan and the first American to head a major listed Japanese bank, Porté is an active promoter of educational and cultural exchanges between the United States and Japan. Shinsei is a multicultural enterprise that in many ways embodies the benefits of cross-border exchange envisioned by the commission's founders - staffed by Japanese, Americans and a diverse mix of other nationalities, the bank delivers innovative financial services to customers in Japan and international markets. Since becoming CEO in 2005, Porté has put education, cultural understanding and diversity at the center of the bank's vision and values. He has appointed a Chief Learning Officer to spread knowledge and best practices throughout the bank (a first in Japan), actively encouraged the promotion of women and positioned cultural, social and educational initiatives at the forefront of the bank's corporate philanthropy programs. As a board member of the New York Philharmonic and an avid classical music fan, Porté helped to bring the renowned U.S. orchestra to Japan in 2006 and made Shinsei a major sponsor of the tour. This year, Shinsei is sponsoring a Japan tour by the New York-based Orpheus Chamber Orchestra, the innovative group of musicians known both for their conductor-less performances and for building bridges between musicians and the business community. The bank also sponsors the U.S.-Japan Bridging Foundation, which raises money to send American undergraduates to study in Japan, as well as several NGOs that focus on the disabled, microfinance and the empowerment of women.

Outside the bank, Porté has worked to expand educational and information exchanges between Japanese and American students as chairman of the US-Japan Conference on Cultural and Educational Interchange (CULCON). Besides making Shinsei a sponsor, he has been an active fund-raiser for the U.S.-Japan Bridging Foundation, one of CULCON's most successful projects. CULCON also runs Cross Currents, a website dedicated to fostering educational and cultural relations between the U.S. and Japan, and is currently working on a program to develop global leaders in the two countries. In the field of education, Porté has also been active as the president of the Harvard Club of Japan, a lively forum for exchanges between Japanese and American alumni, and as director, treasurer and trustee of the American School in Japan. He is an active member of Harvard University's Council on University Resources and The Harvard Business School Visiting Committee. Shinsei's CEO is also a member of Committee Encouraging Corporate Philanthropy, the only international forum of business CEOs and chairpersons pursuing a mission focused exclusively on corporate philanthropy. Through membership in the Japan Society, the Asia Society and the Japan-U.S. Business Council, he has maintained an active interest in the political and economic side of the U.S.-Japan relationship.

The Japan-U.S. Friendship Commission provides grants to support projects in the field of education, culture ar public affairs. Funding for its grants comes from a U.S. government trust fund derived from Japanese governme payments for public facilities received when Okinawa was returned to Japan and for postwar American assistanc The U.S. Congress established the commission as an independent federal agency in 1975.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank To Expand Lineup Of Insurance Products Under Full Bancassurance Deregulation

- New products include medical and cancer insurance for women, automobile insurance -

Tokyo (Wednesday, January 16, 2008) – Enhancing its lineup of consumer-friendly financial products, Shinsei Bank, Limited, today announced it will start offering seven insurance policies from January 2008. The move follows deregulation of Japan's insurance market to allow the sale of insurance products through banks, or bancassurance. Shinsei will offer a single premium whole life medical insurance policy at Shinsei Bank branches (excluding Shinsei *BankSpots*) from Wednesday, January 16, 2008, and 6 types of medical, cancer and automobile insurance over the Internet (Shinsei *PowerDirect* http://www.shinseibank.com) from Friday, February 1, 2008. The new lineup includes medical insurance and cancer insurance exclusively for women: Sompo Japan Himawari Life Insurance Co., Ltd.'s "Feminine Hospitalization Insurance for Women," as well as its "Priere Cancer Insurance for Women," tailored to meet the needs of younger women.

(1) Via the Internet
Shinsei Bank wants to ensure customers can access information about its insurance products anytime, anywhere. Customers will be able to get detailed explanations of all Shinsei insurance products online and order the required forms (the forms will be mailed to customers' homes). Information will also be available at call centers (Shinsei *PowerCall*).

(2) Branch Sales
At branches, Shinsei Bank is offering "Prime Road" (underwriter - ALICO Japan), a single premium whole life medical insurance policy that provides lifetime medical insurance. Shinsei consulting staff will be on hand to explain the new product. They are also knowledgeable about mutual funds and other investment products offered by Shinsei, so customers get one-stop consulting to meet their financial and life planning needs. With Prime Road, customers make disclosures when purchasing the insurance policy and pay a single premium (subject to screening by the insurance company). The product is aimed at people in their 50s who have just retired and more senior retirees in their 60s and 70s.

※Please refer to the attachment for the list of new insurance products.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

【Attachment】

Insurance products to be offered from January 2008

To be offered from Wednesday, January 16, 2008

Product Type	Product Name	Sales Channel	Underwriter
Medical insurance	Prime Road	Shinsei Bank branches (excluding Shinsei *BankSpots*)	ALICO Japan

To be offered from Friday, February 1, 2008

Product Type	Product Name	Sales Channel	Underwriter
Medical insurance	Feminine Hospitalization Insurance for Women	Internet	Sompo Japan Himawari Life Insurance Co., Ltd.
	EVER Select Plan	Internet	Aflac (American Family Life Assurance Company of Columbus)
Cancer insurance	Priere Cancer Insurance for Women	Internet	Sompo Japan Himawari Life Insurance Co., Ltd.
	Cancer Insurance "f" Forte	Internet	Aflac (American Family Life Assurance Company of Columbus)
Automobile insurance	Sonpo 24 Automobile Insurance	Internet	Sonpo 24 Insurance Company Limited
	Super Automobile Insurance	Internet	Zurich Insurance Company

General information regarding life insurance, individual annuity insurance and property and casualty insurance products.

- The following explains the main points regarding insurance products. Please confirm details by requesting the product brochures, etc. prepared by the underwriting insurance company.
- When considering an insurance product, please refer to the "Policy for Sales of Financial Products" and the "Guidelines for Soliciting Insurance Contracts" posted on the Shinsei Bank Internet site.
- Before entering into a contract, please be sure to read the "Contract Overview" and "Cautionary Notes" for each product, and conclude the contract after confirming the details contained therein. Please read the "Contract Guidelines and Provisions" when concluding a contract.
- Shinsei Bank can only accept applications by mail when the policyholder is the insured person.
- Shinsei Bank can only accept applications by mail from persons 20 years of age or older.
- The representative of Shinsei Bank (the insurance salesperson) is an intermediary for the conclusion of an insurance contract between the customer and the underwriting insurance company, and does not have authority as an agent to conclude insurance contracts. Accordingly, insurance policies become effective when the underwriting insurance company has approved the contract application made by the customer. Shinsei Bank does not guarantee the ability of the underwriting insurance company to make payments under the contracted product.
- The decision of whether or not to enter into a contract for these products will have absolutely no impact on customers' other transactions with Shinsei Bank.
- These products are insurance products underwritten by various underwriting insurance companies. They are not deposits, and are not covered by the deposit insurance system or by investor protection funds. Furthermore, Shinsei Bank does not guarantee principal or returns.
- If the underwriting insurance company goes bankrupt, protective measures may be taken by the Life Insurance Policyholders Protection Corporation of Japan or the Non-life Insurance Policy-Holders Protection Corporation of Japan, but the amount of insurance benefit, annuity or other payments may be less than that promised at the time the contract was made.
- Investment-type annuity insurance insures annuities or other payments that fluctuate (rise or fall) based on the performance of asset investment. Depending on that investment performance, the total amount of annuities and other payments received may be less than the equivalent amount of investment premiums paid. Risks including that of a reduction in lump-sum insurance payments, etc., are borne by the customer.
- The amount of insurance benefit, annuity or other payments for foreign currency-denominated insurance is converted to yen at the foreign exchange rate at the time the payment is received, and this amount may be less than the yen equivalent amount of the insurance premium paid at the foreign exchange rate at the time the contract was made. Even in cases in which there is no movement in the foreign exchange rate, the amount received may be less than the yen equivalent amount of the insurance premium paid at the time the contract was made because the foreign exchange commission portion (the difference between the TTS and TTB rates) is deducted.
- Medical insurance, cancer insurance and whole life insurance require a declaration of the insured person's physical condition. The underwriting insurance company may deny a policy based on its physical examination of the insured person.
- The *Priere* and *Feminine* products are available to women only.
- There may be cases in which, as stipulated by the Insurance Business Law, Shinsei cannot accept an application for life insurance, individual annuity insurance or property and casualty insurance, depending on the customer's place of work.
- Applying for, holding or cancelling an insurance policy is, in principle, subject to certain costs.
- The cooling-off system (withdrawal of a contract application or cancellation of a policy) applies (except for Internet applications for *Shinsei PowerDirect Nenkin (Annuity)*). There are fixed limits on the cooling-off period.
- The customer shall consent to Shinsei Bank's making use of non-public customer information that Shinsei Bank has obtained prior to soliciting insurance.
- Please contact Shinsei *PowerCall* or the respective insurance company's call center for any inquiries about sales by mail and Internet applications.

Shinsei Bank Ltd. / No. 10 Registered financial institution of Kanto Local Finance Bureau / Member of Japan Securities Dealers Association and the Financial Futures Association of Japan

For Immediate Release

Shinsei Bank, Limited
Seven Bank, Ltd.

Shinsei, Seven Bank Considering Cooperation on ATMs

-Two Banks Also Studying Joint Development of Products, Services-

Tokyo (Thursday, January 17, 2008) - Shinsei Bank, Limited, and Seven Bank, Ltd., said today they are considering working together to raise customer service levels and operational efficiency by sharing sales channels and jointly developing new products and services. The first step would be the installation of Seven Bank ATMs at Shinsei Bank's unmanned sub-branches in Tokyo, streamlining and enhancing the efficiency of both banks' ATM networks.

Shinsei Bank views Seven Bank's ATM network, with more than 12,000 ATMs nationwide, as an important sales channel in its retail strategy (currently, Shinsei customers can only withdraw money from Seven Bank ATMs). Shinsei Bank could enhance this strategy by jointly developing unique products, services and marketing techniques with Seven Bank. With Seven Bank acting as an intermediary and agent, Shinsei Bank could also expand its retail presence by offering quality products at Seven Bank's manned branches within Ito Yokado stores and on its *Minna no Money Site* Internet site, which introduces products and services offered by cooperating financial institutions.

This would be the first time Seven Bank has installed its ATMs in another bank's "ATM corners" (unmanned sub-branches). Utilizing the expertise it has gained in ATM operations and management, Seven Bank aims to explore more sophisticated ways of providing service through its ATM network with Shinsei Bank and expanding its business by utilizing the bank's products.

Both Shinsei Bank and Seven Bank would like to provide an even higher level of customer service going forward through cooperation and the mutual use of both banks' sales channels, products and services.

Details of the Letter of Intent

(1) The two banks will study joint installation of Seven Bank ATMs in Shinsei Bank's ATM corners (unmanned sub-branches)
(2) The two banks will work together to provide more sophisticated ATM services
  - The two banks will explore ways to make information on Shinsei Bank's products and services available at Seven Bank's ATMs
(3) The two banks will consider intermediation and agency sales for Shinsei Bank's products and services at Seven Bank's branches

About Shinsei Bank Limited

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at
http://www.shinseibank.com/english/index.html.

About Seven Bank, Ltd.

Seven Bank, Ltd., provides convenient ATM services (in principle, 24-hour / 365-day service) through a network of more than 12,000 ATMs located in retail stores operated by Seven & i Holdings Co., Ltd. (including Ito-Yokado general merchandise stores and Seven-Eleven convenience stores), as well as at airports, hotels and other locations. These ATMs are operated in cooperation with more than 550 financial institutions, and accept cards issued overseas. Seven Bank also provides convenient, easily accessible savings accounts and time deposits through remote banking at its ATMs. In addition, Seven Bank carries out agency and intermediary operations by making other companies' products available at its manned branches within Ito-Yokado stores, and through the Seven Bank Internet site.
For more information, please visit http://www.sevenbank.co.jp/.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code 8303, TSE First Section)

Announcement of Change in Offering Period and Payment Date
In connection with Issuance of New Shares by Third Party Allotment

Tokyo (January 18, 2008) – Shinsei Bank, Limited ("Shinsei Bank" or "the Bank") hereby announces that the Bank's board of directors, at its meeting held on January 18, 2008, passed a resolution to cancel the issuance of new shares of common stock by third party allotment resolved at its meeting held on November 20, 2007 (the breakdown of shares to be allotted has been amended at its meeting held on December 21, 2007), and to issue new shares of common stock by third party allotment (the "Third Party Allotment"), in order to amend the Offering Period and Payment Date. There have been no substantial changes from the issuance of new shares of common stock by third party allotment resolved at its meeting held on November 20, 2007 (the breakdown of shares to be allotted has been amended at its meeting held on December 21, 2007) concerning the other conditions:

1. Amendment to Offering Period, Payment Date and Delivery Date of New Share Certificates

	Before Amendment	After Amendment
Offering Period	March 18, 2008	February 1, 2008
Payment Date	March 19, 2008	February 4, 2008
Delivery Date of New Share Certificates	March 19, 2008 (scheduled)	February 4, 2008 (scheduled)

2. Major Shareholders and Shareholding Percentage

The Bank's major shareholders and shareholding percentage of each of such shareholders, reflecting the Third Party Allotment and the result of the Tender Offer for common shares of the Bank completed on January 17, 2008, are expected to be as follows:

Major Shareholders and Shareholding Percentage (Note 1)	
Saturn IV Sub LP (Note 2)	18.03%
The Resolution and Collection Corporation	11.16%
The Chase Manhattan Bank N.A. London (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabutocho Securities Settlement & Clearing Services Division)	7.34%
Saturn Japan III Sub C.V. (Note 2)	6.16%
Shinsei Bank, Limited	5.38%
J. Christopher Flowers	5.17%
State Street Bank and Trust Company (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabutocho Securities Settlement & Clearing Services Division)	4.70%
Santander Investment SA, C. Central Valores (Standing Proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Settlement & Clearing Services Division)	3.63%
The Master Trust Bank of Japan Ltd. (Trust Account)	2.32%
Morgan Stanley & Co. Inc	2.09%
Japan Trustee Services Bank, Ltd. (Trust Account)	1.96%

(Note 1)
The Shareholding Percentages are calculated based on the total number of outstanding Shares as of January 18, 2008 (1,673,570,944 shares (no changes have been made after September 30, 2007)) plus the number of Shares to be newly issued through the Third Party Allotment. The number of Shares held by each shareholder used for calculating such shareholder's Shareholding Percentage is the number as of September 30, 2007, unless otherwise indicated in (Note 2) below.

(Note 2)
The Shareholding Percentage of such shareholder is calculated based on the number of Shares such shareholder would acquire through the Tender Offer, depending on the number of tendered shares.

3. Recent Movement of the Share Price of Shinsei Bank

(i) Share Price for the Past Three Years

(yen)

	March 31, 2005	March 31, 2006	March 31, 2007
Opening Price	826	607	830
Highest Price	832	826	894
Lowest Price	580	511	543
Closing Price	610	824	565

(ii) Share Price for the Past Six Months

(yen)

	July 2007	August 2007	September 2007	October 2007	November 2007	Decembe 2007
Opening Price	497	447	384	360	365	39
Highest Price	504	454	384	406	412	42
Lowest Price	406	351	301	310	311	37
Closing Price	448	387	362	370	396	40

(iii) Share Price on the Day Immediately Preceding the Resolution Date

(yen)

	January 17, 2008
Opening Price	393
Highest Price	411
Lowest Price	393
Closing Price	409

4. **Reasonableness of Terms of Issuance, etc.**

(1) **Basis for the Calculation of Issue Price**

Pursuant to the Transaction Agreement, the issuing price for the Third Party Allotment will be ¥425, the same as the price for the Tender Offer which took place concurrently, on the basis that Shinsei Bank expressed its support for the Tender Offer.

The price for the Tender Offer was proposed by the Tender Offerors. For details, please see the press release "Shinsei Bank Announces Support for Tender Offer" dated November 20, 2007.

(2) **Reason for Having Decided that Issuance Volume and Dilution Effect are Reasonable**

The Tender Offer price of ¥425 per share represents a premium of 12.5% over ¥378, the average closing price of the Bank's common shares on the first section of the Tokyo Stock Exchange for the three month period ending January 17, 2008, a premium of 4.9% over ¥405, the one month average, and a premium of 3.9% over ¥409, the closing price of the day prior to the announcement.

(Attached) Terms of Issuance of Shares

(1) Number of Common Shares to Be Issued — 117,647,059 shares

(2) Issue Price — ¥425 per share

(3) Aggregate Issue Price — ¥50,000,000,075 (¥425 per share)

(4) Amount to be Appropriated into Capital — ¥25,000,000,038

(5) Method of Offering or Allotment — Third party allotment to the Allottees listed in (9) below

(6) Offering Period — February 1, 2008

(7) Payment Date — February 4, 2008

(8) Delivery Date of New Share Certificates — February 4, 2008 (scheduled)

(9) Allottees and Allotted Shares

Saturn I Sub (Cayman) Exempt Limited	5,056,452 shares
Saturn Japan II Sub C.V.	5,492,190 shares
Saturn Japan III Sub C.V.	27,292,678 shares
Saturn IV Sub LP	79,805,739 shares

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION

SHINSEI BANK

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces New Key Shareholders, Successful Completion of First Stage of Initiative to Raise New Capital

Tokyo (January 18, 2007) --- Shinsei Bank, Limited, a leading diversified financial group, today announced the successful completion of a tender offer for shares of its common stock, the first stage in its previously announced plans to raise new capital, bolster financial stability and deepen ties with new and existing shareholders. The four tender offerors, whose investors include affiliates of J. C. Flowers & Co. LLC., will hold 22.7% of Shinsei's outstanding common shares, following the completion of the tender offer yesterday.

The next stage, a third-party share allotment, is due to be completed by February 4. This initiative will allow Shinsei Bank to deploy fresh capital across its strategic pillars - institutional banking, consumer and commercial finance and retail banking - and strengthen its commitment to setting the standard for banking in Japan.

"This is not just a vote of confidence in our bank – it's a vote of confidence in our vision of building a different kind of Japanese bank," said Thierry Porté, President and CEO of Shinsei Bank. "This will give us additional resources to expand our businesses and put ourselves on a new growth trajectory."

The tender offerors will acquire 358,456,000 shares at a price of 425 yen per share through the tender offer. Shinsei Bank will now issue 50 billion yen of new common shares by third-party allotment to these investors, also at 425 yen per common share. After these transactions, the investors will hold approximately 32.6% of Shinsei's shares on a fully diluted basis.

The fresh capital will add to the bank's financial resources and improve its capital ratios. That in turn will position Shinsei's institutional banking arm to take advantage of new investment and acquisition opportunities. Shinsei also plans to expand its trendsetting retail banking network, enhancing services that have won numerous awards for customer satisfaction. In consumer and commercial finance, Shinsei is already making progress in building a transparent, customer-friendly model for the Japanese market, applying its financial expertise and cutting-edge technologies to a business with long-term growth prospects. The application of Shinsei's IT infrastructure, capital base and risk management skills across these businesses will drive the development of new products and services and create economies of scale.

J. Christopher Flowers, founder and CEO of J.C. Flowers & Co., has taken a leading role as an investor and advisor to Shinsei since its creation.

Details of the Tender Offer Bid Result

1) Breakdown of the number of shares to be obtained by each tender offeror:

Saturn I Sub (Cayman) Exempt Ltd.:	15,406,000 shares
Saturn Japan II Sub C.V.:	16,734,000 shares
Saturn Japan III Sub C.V.:	83,157,000 shares
Saturn IV Sub LP:	243,159,000 shares

In consequence, Saturn IV Sub LP, one of the tender offerors, will hold 243,159 voting rights (15.42% of the total voting rights) of Shinsei upon the settlement of the tender offer (the settlement starts January 24, 2008), becoming a principal shareholder and the Bank's top shareholder.

For the details of the consequence of the Tender Offer, please see attached "Announcement of Consequences of Tender Offer for Shares of Shinsei Bank, Limited."

2) Name of the top shareholder (who is also a principal shareholder)

Name		Saturn IV Sub LP
Address of Head Office		c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY 1-9002, Cayman Islands
Representatives		J. Christopher Flowers (a director of Cayman IV (Cayman) Exempt Ltd., which is the ultimate general partner)
Contents of Principal Business		Newly established for the purpose of holding the Bank's shares.
Relationship with Shinsei Bank	Capital Relationship	The Allottee currently owns no shares of Shinsei Bank, but will acquire such shares upon completion of the Tender Offer. According to the Tender Offerors, J. Christopher Flowers, the director of Allottee's ultimate general partner, currently beneficially owns 5.95% of the outstanding shares of Shinsei Bank (as of September 30, 2007 excluding treasury shares) and is also the controlling shareholder of the ultimate general partner of an entity established to hold 4.48% of the outstanding shares of Shinsei Bank (as of September 30, 2007 excluding treasury shares).
	Transactional Relationship	Not applicable
	Lease of Equipment	Not applicable

	Concurrent Post of Officers	J. Christopher Flowers, the director of Allottee's ultimate general partner, is a Director of Shinsei Bank. Members of Shinsei Bank management, including Thierry Porté (Director, Representative Statutory Officer, President and CEO), Junji Sugiyama (Director, Representative Statutory Executive Officer and Chairman) and certain members of the management team including Statutory Executive Officers ("shikko yaku") have accepted the opportunity to invest in the Allottees, subject to compliance with all applicable laws and regulations.

3) Date of Change

January 24, 2008, is the scheduled commencement date of settlement of the tender offer. The settlement of the share certificates for the shares is expected to be made on this date.

4) Outlook

As set forth in "Announcement of Change in Offering Period and Payment Date in Connection with Issuance of New Shares by Third Party Allotment," dated January 18, 2008, Shinsei Bank will issue new shares of common stock by third party allotment with the aggregate payment amount to be approximately 50 billion yen. As a result of such issuance, Saturn IV Sub LP will additionally acquire 79,805,739 shares on February 4, 2008, the payment date for this third party allotment, and will consequently hold 322,964 voting rights (19.06% of the total voting rights) of Shinsei Bank.

****

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html

January 18, 2008

J.C. Flowers & Co. LLC
Saturn I Sub (Cayman) Exempt Ltd.
Saturn Japan II Sub C.V.
Saturn Japan III Sub C.V.
Saturn IV Sub L.P.

FOR IMMEDIATE RELEASE

Announcement of Result of Tender Offer for Shares of Shinsei Bank, Limited

Tokyo (January 18, 2008) J.C. Flowers & Co. LLC ("JCF") and the four tender offerors, Saturn I Sub (Cayman) Exempt Ltd., Saturn Japan II Sub C.V., Saturn Japan III Sub C.V. and Saturn IV Sub L.P. (collectively, the "Tender Offerors") hereby announce that the Tender Offerors have concluded as of January 17, 2008 a tender offer (the "Tender Offer") for the shares of common stock of Shinsei Bank, Limited (the "Target Company") (Code number: 8303, the First Section of the Tokyo Stock Exchange) which commenced on November 22, 2007. In connection with the conclusion of the Tender Offer, we would like to provide notice of the following:

1. Description of the Tender Offer

(1) Name and Address of Tender Offerors

Saturn I Sub (Cayman) Exempt Ltd.

c/o Walkers' SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY 1-9002, Cayman Islands

Saturn Japan II Sub C.V.

717 Fifth Avenue, 26th Floor, New York, NY 10022, United States of America

Saturn Japan III Sub C.V.

717 Fifth Avenue, 26th Floor, New York, NY 10022, United States of America

Saturn IV Sub L.P.

c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY 1-9002, Cayman Islands

(2) Name of Target Company

Shinsei Bank, Limited

(3) Class of Shares, etc. Purchased

Common Stock

(4) Number of Share Certificates and Other Securities to be Purchased in Tender Offer

Class of Shares	Number Scheduled to be Purchased Represented by Shares	Maximum Number Scheduled to be Purchased Represented by Shares
Share Certificate	358,455,953 shares	358,455,953 shares
Certificate of Stock Acquisition Rights	–	–
Bond Certificate with Stock Acquisition Rights	–	–
Trust Beneficiary Certificates for Share Certificates and Other Securities ( )	–	–
Depositary Receipt for Share Certificates and Other Securities ( )	–	–
Total	358,455,953 shares	358,455,953 shares

(5) Duration of Tender Offer

From November 22, 2007 (Thursday) through January 17, 2008 (Thursday) (34 business days)

(6) Purchase Price of Tender Offer

425 yen per share of common stock

2. Result of ender Offer

(1) Condition of Tendered Shares and Other Securities

Class of Shares	Number Tendered Represented by Shares	Number Purchased Represented by Shares
Share Certificate	433,217,919 shares	358,456,000 shares
Certificate of Stock Acquisition Rights	–	–
Bond Certificate with Stock Acquisition Rights	–	–
Trust Beneficiary Certificates for Share Certificates and Other Securities ( )	–	–
Depositary Receipt for Share Certificates and Other Securities ( )	–	–
Total	433,217,919 shares	358,456,000 shares

(2) Success of Tender Offer

In the Tender Offer, because the total number of shares tendered in the Tender Offer exceeded the maximum number scheduled to be purchased represented by shares (358,455,953 shares), the Tender Offerors will make delivery and other settlements with respect to the purchase of shares pursuant to the *pro rata* method as defined in Article 27-13, Item 5 of the Financial Instruments and Exchange Law (Law No. 25 of 1948 as amended) (the "Law") and Article 32 of the Cabinet Ordinance regarding Disclosure of Tender Offer for Shares and Other Securities by Non-issuers (MOF Ordinance No. 38 of 1990 as amended) (the "TOB Order").

(3) Ownership Percentage of Share Certificates after Tender Offer

Number of Voting Rights Represented by Share Certificates Owned by the Tender Offerors before Tender Offer	0	(Ownership Percentage of Share Certificates before Tender Offer 0.00%)
Number of Voting Rights Represented by Share Certificates Owned by the Tender Offerors after Tender Offer	358,456	(Ownership Percentage of Share Certificates after Tender Offer 22.73%)
Number of Voting Rights Represented by Share Certificates Owned by Specially Related Parties before Tender Offer	65	(Ownership Percentage of Share Certificates before Tender Offer 0.00%)
Number of Voting Rights Represented by Share Certificates Owned by Specially Related Parties after Tender Offer	65	(Ownership Percentage of Share Certificates after Tender Offer 0.00%)
Total Number of Voting Rights of Shareholders of the Target Company	1,576,991	

(Note 1) The "Total Number of Voting Rights of Shareholders of the Target Company" represents the number of voting rights of all of the shareholders as described in the 8th Semi-Annual Securities Report submitted by the Target Company to the Kanto Local Finance Bureau on December 12, 2007. However, for the purpose of calculating "Ownership Percentage of Share Certificates after Tender Offer", the "Total Number of Voting Rights of Shareholders of the Target Company" is calculated to be 1,577,011 units. This number includes the number of voting rights (20 units) represented by the number of shares of the Target Company held by SHINKI Co., Ltd. (20,000 shares) as described in the 8th Semi-Annual Securities Report.

(Note 2) "Number of Voting Rights Represented by Share Certificates Owned by the Tender Offerors after Tender Offer" and "Ownership Percentage of Share Certificates after Tender Offer" of each Tender Offeror are as follows:

Name of Tender Offeror	Number of Voting Rights Held (Ownership Percentage)
Saturn I Sub (Cayman) Exempt Ltd.	15,406 (approximately 0.9769%)

Saturn Japan II Sub C.V.	16,734 (approximately 1.0611%)
Saturn Japan III Sub C.V.	83,157 (approximately 5.2731%)
Saturn IV Sub L.P.	243,159 (approximately 15.4190%)

(Note 3) "Ownership Percentage of Share Certificates before Tender Offer" and "Ownership Percentage of Share Certificates after Tender Offer" are rounded to the nearest hundredth of a percent.

(4) Calculation for Purchase Pursuant to the *Pro Rata* Method

Because the total number of shares tendered in this Tender Offer exceeded the maximum number scheduled to be purchased represented by shares (358,455,953 shares), as described in the "Public Notice of Commencement of Tender Offer" and the "Tender Offer Registration Statement", all or part of the excess portion will not be purchased and the Tender Offerors will make delivery and other settlements with respect to the purchase of shares pursuant to the *pro rata* method as defined in Article 27-13, Item 5 of the Law and Article 32 of the TOB Order.

Because the total number of shares to be purchased from all tendering shareholders (the "Tendering Shareholders") was calculated pursuant to the *pro rata* method, in which shares constituting less than one unit were rounded off, and as a result such total number of shares exceeded the maximum number scheduled to be purchased represented by shares, the Tender Offerors purchased one unit from each Tendering Shareholder in descending order, beginning with shareholders that owned the most rounded-up number of shares, until the total number of shares to be purchased reached a number which was no less than the maximum number scheduled to be purchased represented by shares. (If by purchasing units, the Tender Offerors would have exceeded the number of shares tendered in the Tender Offer, the Tender Offerors purchased shares until the number of shares to be purchased was equal to the number of shares tendered.)

However, because the result was less than the maximum number scheduled to be purchased represented by shares if the Tender Offerors had decreased the number of shares purchased from all tender shareholders who hold equal number of shares that were rounded-up, the Tender Offerors selected by lottery who the Tender Offerors would purchase units from, to the extent that the total number of shares purchased was no less than the maximum number scheduled to be purchased represented by shares.

(5) Method of Settlement

a. Name and Address of Head Offices of Securities Companies and Banks, etc. in Charge of Settlement

Nikko Citigroup Limited
1-5-1 Marunouchi. Chiyoda-Ku, Tokyo

Nikko Cordial Securities Inc.
3-3-1 Marunouchi, Chiyoda-Ku, Tokyo

b. Commencement Date of Settlement

January 24, 2008 (Thursday)

c. Method of Settlement

A notice of purchase will be mailed to the address or location of the Tendering Shareholder (or the standing proxy in the case of a non-resident shareholder) promptly after the end of the tender offer period. Payment of the purchase price will be made in cash. Nikko Citigroup Limited (the "Tender Offer Agent") or Nikko Cordial Securities Inc. (the "Sub-Agent") will,

in accordance with the shareholder's instructions, remit the purchase price for share certificates promptly after the commencement date of settlement to the account designated by the Tendering Shareholder (or the standing proxy in the case of a non-resident shareholder).

(6) Method to return Share Certificates

The Tender Offer Agent or the Sub-Agent will return all tendered share certificates which are required to be returned to the Tendering Shareholders promptly after the settlement date, January 24, 2008 (Thursday), by the method described below. Please take this into consideration in the event of a sale, depositing your shares with a different broker, or other disposal of the shares to be returned conducted prior to the return of such shares.

a. In cases where share certificates were submitted to the Tender Offer Agent or the Sub-Agent upon application, the share certificates which were not purchased shall be delivered to the Tendering Shareholder or mailed to the Tendering Shareholder's address (in the case of a non-resident shareholder, the address of their standing proxy).

b. In cases where share certificates are kept in custody by the Tender Offer Agent or the Sub-Agent (or by the Japan Securities Depository Center through the Tender Offer Agent or the Sub-Agent) the share certificates which were not purchased will be returned to the same condition of custody as at the time of application.

3. Location at which a Copy of the Tender Offer Report is made available to the Public

Tokyo Stock Exchange Group, Inc.

(2-1 Kabutocho, Nihonbashi, Chuo-ku, Tokyo)



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
Code: 8303, TSE First Section)

Shinsei Bank to Install ATM at "SUVACO JR Kyoto Isetan" in JR Kyoto Station

First Shinsei ATM to be installed inside a JR-West station

Tokyo (Tuesday, January 29, 2008) – Shinsei Bank, Limited, today announced that it will install its own ATM in the "SUVACO JR Kyoto Isetan," the first time a Shinsei ATM has been set up inside a West Japan Railway Company station. The ATM is scheduled to commence operations from Thursday, January 31, 2008. SUVACO JR Kyoto Isetan, located at JR Kyoto Station, is scheduled to open on Wednesday, February 13, 2008.

The ATM will operate from 5:30 a.m. to 12:00 midnight, 365 days a year. Shinsei *PowerFlex* cash cards can be used at the ATM free of charge – regardless of the time of day – for deposits, withdrawals and account balance inquiries. Customers can also use cash cards and credit cards issued overseas carrying the PLUS and Cirrus logos as well as cash cards issued by financial institutions with which Shinsei has ATM tie-up agreements: all "city" banks (Tokyo-Mitsubishi UFJ, Mizuho, Sumitomo Mitsui, Resona, Saitama Resona), four trust banks (Chuo Mitsui Trust, Mitsubishi UFJ Trust, Sumitomo Trust, Mizuho Trust), Japan Post Bank, Aozora Bank, Shoko Chukin Bank, and Miura Fujisawa Shinkin Bank.

Shinsei ATM at "SUVACO JR Kyoto Isetan"

Services for PowerFlex cash card users

Location: ATM Corner along the *Nanboku Jiyu Tsuro* (underneath the south stairs) in "SUVACO JR Kyoto Isetan" (one ATM).

Services: Deposits, withdrawals and account balance inquiries (free of charge).

Business hours: 5:30 a.m. to 12:00 midnight (365 days a year)

Shinsei Bank continues to install its ATMs in convenient locations including railway stations and commercial complexes, offering free 24-hour ATM services to provide maximum advantage to customers using its *PowerFlex* account.

* There will be a charge for the use of other financial institutions' cash cards. The charge will differ depending on the financial institution and the time of use.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Reports Consolidated Financial Results for Nine Months Ended December 31, 2007

Tokyo (January 30, 2008) — Shinsei Bank, Limited, a leading diversified financial group, today announced net income of 33.5 billion yen on a consolidated basis for the first nine months of the fiscal year 2007, ended December 31, 2007, compared to net income of 47.1 billion yen reported in the first nine months of the fiscal year ended December 31, 2006. Consolidated cash basis* net income for the first nine months of the fiscal year 2007 was 42.0 billion yen, compared to 60.1 billion yen in the first nine months of the previous fiscal year.

"While Shinsei Bank's core business remained steady in the first nine months of fiscal year 2007, revenues were down slightly due mainly to mark-downs of our U.S. residential mortgages and an increase in net credit costs related to the same portfolio," said Thierry Porté, President and CEO of Shinsei Bank. "While the market outlook remains uncertain, we view these events as largely non-recurring and believe we have made the right choices to leverage opportunities going forward."

Highlights of Consolidated Financial Results

(Billions of U.S. dollars**/JPY Billions except per share amounts)

	2007.4-12 $US	2007.4-12	2006.4-12	Change %
Revenue	1.84	208.9	215.7	-3.2%
General and Administrative Expenses	1.04	117.6	112.5	+4.5%
Expense-to-Revenue Ratio	56.3%	56.3%	52.1%	-
Ordinary Business Profit	0.80	91.3	103.2	-11.6%
Net Income	0.29	33.5	47.1	-28.9%
Cash Basis* Net Income	0.37	42.0	60.1	-30.1%
Diluted Net Income Per Share ($US/JPY)	0.16	18.33	24.29	-24.5%
Cash Basis* Diluted Net Income Per Share ($US/JPY)	0.20	22.97	30.98	-25.9%
ROE (Fully Diluted and Annualized)	6.9%	6.9%	7.8%	-
ROA (Annualized)	0.4%	0.4%	0.6%	-
	2007.12 $US	2007.12	2007.3	Change %
Total Assets	104.80	11,848.1	10,837.6	+9.3%
Diluted Equity Per Share ($US/JPY)	3.14	355.25	355.09	0.0%
Total Capital Adequacy Ratio	12.10%	12.10%	13.13%	-
Tier I Capital Ratio	7.45%	7.45%	8.11%	-
Non-Performing Loan Ratio***	0.71%	0.71%	0.53%	-

* Cash basis figures are calculated by excluding amortization (and impairment) of goodwill and intangible assets, net of tax benefit

** U.S. dollar amounts have been calculated at JPY 113.05 to $1.00, which was the approximate exchange rate at December 31, 2007.

*** Non-performing loan ratio under the Financial Revitalization Law on a non-consolidated basis.

Balance Sheet: Continued growth while maintaining capital strength

Shinsei Bank's **total assets** increased from 10,837.6 billion yen at March 31, 2007, to 11,848.1 billion ye December 31, 2007. The higher balance was due to an increase in call loans, loans and bills discounted securities. Call loans increased from 43.1 billion yen at March 31, 2007, to 544.7 billion yen at December 31, 2 Loans and bills discounted increased from 5,146.3 billion yen on March 31, 2007, to 5,503.6 billion yen a December 31, 2007, due in part to growth in housing loans. The balance of securities as of December 31, 2 amounted to 2,047.8 billion yen as compared to 1,854.6 billion yen as of March 31, 2007. The increase, in relates to investment in foreign bonds to diversify the portfolio.

Total deposits and negotiable certificates of deposit increased 777.4 billion yen or 14.3% to 6,198.3 billion compared to March 31, 2007. Shinsei Bank has been diversifying its funding sources through deposits from retail institutional customers. The retail and institutional deposit balances stood at 3,826.6 billion yen and 2,371.7 b yen, respectively, at December 31, 2007.

Shinsei Bank's **capital ratios** remained strong with a **Tier I ratio** of 7.45% and a **total capital adequacy rati** 12.10% at December 31, 2007, on a Basel II basis.

Income Statement: Steady revenues and controlled expenses

Total revenue for the first nine months of fiscal year 2007 was 208.9 billion yen or down 3.2% compared to the s period of the previous fiscal year due mainly to the mark-downs related to the U.S. residential mortgage portfolio.

General and administrative expenses for the first nine months of fiscal 2007 increased 4.5% year on year to 1 billion yen as expenses required in the institutional business to support business growth and inclusion of Shi expenses from the third quarter were partly offset by continued expense rationalization and restructuring activitie APLUS. The expense-to-revenue ratio in the first nine months of this fiscal year was 56.3%, compared to a rat 52.1% in the first nine months of the previous fiscal year.

The 21.1 billion yen increase in **net credit costs** to 40.7 billion yen for the first nine months of fiscal year 2007 due in part to additional reserves relating to the U.S. residential mortgage portfolio.

Amortization of goodwill and intangible assets associated with the acquisition of consumer and comme finance companies was 9.4 billion yen for the nine months ended December 31, 2007, compared with 15.4 billion in the same period of the previous fiscal year. The decline largely relates to the significant write-down of goodwill intangible assets at March 31, 2007.

During the first nine-months of this fiscal year, gains form the sale of Life Housing Loan Co., ltd. (LHL) of 20.3 bi yen were recorded and Impacted **other gains** and **income taxes**, respectively.

Minority interests in net income of subsidiaries for the first nine months of this fiscal year amounted to 15.6 bi yen.

As a result, **consolidated net income** for the first nine months of fiscal year 2007 was 33.5 billion yen, compare 47.1 billion yen in the same period of the previous fiscal year.

Business Line Results

Institutional Banking: Steady loan demand and deposit growth supporting business

The institutional banking business continued to see steady demand for loans and strong growth in institutional deposits.

Total revenue was 81.2 billion yen for the first nine months of fiscal year 2007, compared to 94.2 billion yen in the same period in fiscal year 2006. The lower revenue was due to the absence of gains from investments that were recorded in the same period of the previous fiscal year and recognition of mark-downs related to our exposure in the U.S. residential mortgage market.

Ordinary business profit for the first nine months of fiscal year 2007 was 42.7 billion yen, compared to 61.1 billion yen in the same period of the previous fiscal year due to the above reasons and higher costs as Shinsei added employees to expand the scale of its operations. Ordinary business profit after net credit costs (recoveries) declined from 75.3 billion yen in the first nine months of the previous fiscal year to 40.0 billion yen in the same period of this fiscal year due mainly to an increase in reserves associated with the U.S. residential mortgages market.

Consumer and Commercial Finance: Focusing on better quality customers

Loans in the Consumer and Commercial Finance business were almost flat, increasing from 424.9 billion yen on March 31, 2007 to 425.6 billion yen at December 31, 2007, despite the sale of LHL in the first quarter of this fiscal year as loans from Shinki were included from the third quarter of this year after it became a subsidiary.

Total revenue increased to 93.4 billion yen in the nine months ended December 31, 2007, compared to 91.6 billion yen in the same period of fiscal year 2006, due mainly to the inclusion of revenues form Shinki in the third quarter of this fiscal year. Ordinary business profit in the first nine months of fiscal year 2007 was 45.0 billion yen, compared to 40.3 billion yen in the same period of the previous fiscal year due mainly to lower expenses at APLUS. Ordinary business profit after net credit costs was unchanged at 8.8 billion yen in the first nine months of this fiscal year, compared to 8.8 billion yen in the same period of the previous fiscal year.

Retail Banking: Continued growth in customer base and diversification of revenue sources

Retail loans outstanding, which mainly include housing loans, in the retail banking business, increased by 28.4% from 639.5 billion yen at March 31, 2007 to 821.2 billion yen at December 31, 2007, mainly as a result of the increase in housing loan customers that now exceeds 33,000. Assets under management increased on March 31, 2007, due to the steady balance of retail deposits and increases in mutual funds and variable annuities. Shinsei Bank now has over 2.1 million account holders.

Total revenue was 25.8 billion yen in the first nine months of this fiscal year compared to 27.3 billion yen in the same period of the previous fiscal year. Net interest income increased year on year, but non-interest income was lower due mainly to a decline in deposit-related option income related to structured deposits. The business recorded an ordinary business loss of 4.4 billion yen in the first nine months of fiscal year 2007, compared to an ordinary business loss of 1.1 billion yen during the same period of the previous fiscal year due to the lower revenues and higher expenses that resulted mainly from the expansion of distribution channels and growth in customer-driven transactions.

Forecast for Fiscal Year 2007

On January 30, 2008, Shinsei Bank revised its forecast on a consolidated basis for net income from 62.0 billion yen 50.0 billion yen for the fiscal year ending March 31, 2008. We revised the forecast primarily as a result of the mate impact on our earnings of mark-downs related to our exposure to the U.S. residential mortgage market recordec the third quarter of the fiscal year ending March 31, 2008. However, the forecast for net income on a non-consolida basis remains unchanged.

For details on the nine months ended December 31, 2007, please access "FY2007 Third Quarter Results" under t "Presentation" page of Shinsei Bank's Investor Relations website at:
http://www.shinseibank.com/investors/en/ir/meeting/meeting_2007/presentations_2007.html

Shinsei Bank will also hold a conference call in English on Thursday, January 31, 2008 at 10:00 PM (Tokyo)/8:00 A (EST)/1:00 PM (London)/2:00 PM (Continent) to discuss the earnings announcement. Please access http://www.vcall.com/IC/CEPage.asp?ID=124290 to participate in the live Conference Call with on-screen slides ar audio at the time shown above.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to b institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer a commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of Decemi 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Jap Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, s and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION **SHINSEI BANK**

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Launch "Shinsei UTI India Infrastructure Equity Fund"

- Investment trust to invest primarily in listed Indian infrastructure-related stocks -

Tokyo (Friday, February 1, 2008) – Shinsei Bank, Limited, today announced that it will start offering the "Shinsei UTI India Infrastructure Equity Fund" from Tuesday, February 12, 2008. The initial offering period for the open-ended securities investment trust will run from Tuesday, February 12, through Thursday, February 28, 2008.

Shinsei Investment Management Co., Ltd., a wholly owned subsidiary of Shinsei Bank, will launch the trust on Friday, February 29. Shinsei Bank will continue to offer the trust after the launch date.

Shinsei UTI India Infrastructure Equity Fund will invest primarily in listed Indian infrastructure-related stocks. This product is for investors who want to broaden their range of investments in anticipation of further growth in India's infrastructure sector with a medium- to long-term horizon. India has seen remarkable economic growth in recent years, and the infrastructure-related sector is expected to see continued expansion. India's infrastructure development has lagged behind the country's economic development but robust investment in infrastructure is forecast in areas including electrical power, roads and railways. Many joint public-private sector infrastructure improvement projects are in the planning stage. This sector is seen as key to India's further economic growth.

UTI Asset Management Company Ltd.(UTI AMC), the core company of the UTI Group and one of India's largest mutual fund companies, will advise the fund. The UTI Mutual Fund is India's oldest mutual fund, with an investment track record going back more than 40 years. The predecessor company of the UTI Mutual Fund is Unit Trust of India, which was created by an act of parliament in 1963 as India's first mutual fund company.
Shinsei Bank entered into an alliance with the UTI AMC in Japan in August 2006 and in December 2006 launched the Shinsei UTI India Fund.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

Please refer to the attachment for further details.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

[Attachment]

Outline of the "Shinsei UTI India Infrastructure Equity Fund" (Tentative)

Fund name	Shinsei UTI India Infrastructure Equity Fund
Asset management company	Shinsei Investment Management Co., Ltd.
Product type	Open-ended securities investment trust / Fund of funds / Option of automatic dividend reinvestment
Characteristics	1. The fund aims to generate medium- to long-term profit by effectively investing in primarily infrastructure-related stocks that are listed on Indian securities exchanges. 2. The primary investments will be in Class B investment certificates of "Shinsei UTI Ind Fund (Mauritius) Limited" (the "Investment Fund"), which invests mainly in Indian infrastructure-related equities, and in beneficiary certificates of "Shinsei Short-Term Mother Fund," which invests mainly in Japanese short-term bonds and short-term financial instruments. The investment ratio will be maintained so that the majority of th investment is in the Investment Fund. 3. The Investment Fund will be managed by the UTI Group. 4. As a general rule, currency hedging will not apply.
Benchmark	None.
Initial offering period	From Tuesday, February 12, 2008, to Thursday, February 28, 2008.
Fund inception date	Friday, February 29, 2008.
Subsequent offering period	From Friday, February 29, 2008, to Tuesday, January 27, 2009 ※ The offering period is extended upon submission of security registration statement prior to expiration of the above subsequent offering period.
Trust period	The trust period shall, in principle, be perpetual from the fund inception date.
Account settlement day	In principle, October 25 of each year (or the following business day in case of a holiday)
Distribution policy	To be determined by the asset management company based on conditions including th level of the fund unit price and market trends, but not to exceed the amount of income from sources including dividends and gains from sales. ※ Dividends may fluctuate or may not be paid.
Subscription/ redemption application day	In principle, each business day (subscription/redemption orders will not be accepted on any day on which the Bombay Stock Exchange or the National Stock Exchange of India are not open for usual business, or on bank holidays in Mauritius, even if it is a business day for the fund distributor).
Subscription price	The unit price as of the business day following the subscription application day (initial ur price will be one yen per unit).
Redemption price	Unit price as of the business day following the redemption application day, after deducting the redemption fee (*shintaku-zaisan-ryuho-gaku*). Redemption payments will be made on the 7th business day from the redemption application day.
Shinsei Bank's sales channels	Branches (excluding Shinsei *BankSpots*), Internet Banking (Shinsei *PowerDirect*), Cal Center (Shinsei *PowerCall*)
Shinsei Bank application unit	Minimum of 10,000 yen, in increments of 1 yen

* The above is subject to change

- The asset management company submitted a security registration statement to the Director of the Kanto Local Finance Bureau on January 25, 2008, as per Article 5 of the Financial Instruments and Exchange Law. As of February 1, 2008, however, that registration had yet to come into force. Accordingly, the above information is subject to change.

(Main risks)

The fund will invest in Indian equities and other instruments via investment in investment trust certificates. The fund unit price will fluctuate based on various factors, including price changes in invested equities and fixed-income securities, and foreign currency markets. Therefore, **the fund unit price may fall below the original value**. Profits/losses on investments are entirely those of the customer who purchases the investment trust. The main risks of the fund are as follows. Please confirm detailed information on risks by referring to the prospectus (including supplementary documents).

◎ Currency fluctuation risk ◎ Interest rate fluctuation risk ◎ Stock price fluctuation risk
◎ Credit risk ◎ Country risk ◎ Liquidity risk

(Expenses to be borne by customers)

※ For details, please confirm with the prospectus (including supplementary documents).
※ Because of variations in expenses arising from the differences in the holding period by each investor, the total amount of expenses to be borne by the investor cannot be shown.

At subscription:	
Subscription fee payable to Shinsei Bank (percentage of the contract amount[1])	Amount obtained by multiplying the subscription price (unit price on the business day following the subscription application day) by the following rates: Less than 100 million yen: 3.15% (3.0% net of tax) 100 million yen or more, and less than 300 million yen: 1.05% (1.0% net of tax) 300 million yen or more: 0.525% (0.5% net of tax)
During the trust period:	
Management Fee	1.197% p.a. (1.14% p.a. net of tax) on the total net asset amount ※ In addition, there will be a management fee of approximately 0.7% p.a. on the main investment funds.
Other expenses	Brokerage fees for securities trading, custodian fees for foreign currency-denominated assets, interest on borrowings, interest on advances, audit fees, etc. ※ The amount of fees may vary depending on a variety of factors including fund performance and the applicable fee rates, and a maximum fee amount cannot be indicated in advance.
At cancellation:	
Back-Load Fee	N/A
Redemption Fee	0.3% on the fund unit price as of the business day immediately following the redemption application day.

1. The contract amount refers to the amount obtained by deducting the subscription fees and consumption taxes from the subscription amount.

[Investment trusts]

- An investment trust is not a bank deposit, and therefore its investment performance fluctuates depending upon various factors including the market environment. Accordingly, neither its principal nor yield are guaranteed, and the unit price may fall below the original principal, depending on its performance.
- An investment trust is not a bank deposit. Therefore, it is not covered by deposit insurance. Furthermore, an investment trust purchased at a bank is not covered by the Investor Protection Fund.
- When redeeming an investment trust, the receipt of the redemption payment may require a considerable amount of time because some investment trusts have a closed period for redemption.
- At Shinsei Bank, the only accepted redemption method of investment trusts domiciled in Japan is a "redemption request" (*kaiyaku-seikyu*). Therefore, a "repurchase request" (*kaitori-seikyu*) will not be accepted.
- When applying to purchase an investment trust, please make your own judgment by reviewing the prospectus (including supplementary documents) in advance or at the time of purchase and confirming its details. The prospectus (including supplementary documents) is available at Shinsei Bank branches or via the Internet (Shinsei *PowerDirect*). We will also send them to you by mail on request. The prospectus (including supplementary documents) for investment trusts offered exclusively via the Internet can only be obtained via Shinsei *PowerDirect*.

Shinsei Bank Ltd. / No. 10 Registered financial institution of Kanto Local Finance Bureau
Member of Japan Securities Dealers Association / The Financial Futures Association of Japan

About Shinsei Investment Management Co., Ltd.

Shinsei Investment Management, a wholly owned subsidiary of Shinsei Bank, is approved by the FSA as an investment management and discretionary investment advisory company, and commenced operations on April 1, 2003. Shinsei Investment Management adopts a "managers' manager" business model. Under this model, Shinsei Investment Management selects capable investment managers for a range of investment options around the world in line with Japanese investors' needs, structures and packages the investment products in a way that best suits investors and appropriately reallocates them as needed.

As of the end of November 2007, Shinsei Investment Management's assets under management in discretionary investment management accounts and investment trusts were approximately 70.4 billion yen and 267.4 billion yen respectively.

Shinsei Investment Management Co., Ltd. / No. 340 Registered financial institution of Kanto Local Finance Bureau
Member of The Investment Trusts Association, Japan / Japan Securities Investment Advisers Association

About the UTI Asset Management Company Ltd. (UTI AMC)

The UTI Asset Management Company Ltd. is the successor to the Unit Trust of India, which was created by an act of parliament in 1963 as India's first mutual fund company. It was India's only mutual fund company until 1987, and was privatized in 2003. With a history of more than 40 years, it has the longest investment track record of any Indian fund management company. The UTI Asset Management Company Ltd. is one of the largest Indian mutual fund companies.

UTI AMC has a large research team in India that not only analyzes individual companies, but also has specialists carrying out macroeconomic and sector analysis. The group has a wide range of expertise, including the operation of a fully owned venture capital subsidiary. It also launched India's first overseas-domiciled fund.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code 8303, TSE First Section)

Completion of Third-Party Allotment, Successful Conclusion of Capital-Raising

Tokyo (February 4, 2008) – Shinsei Bank, Limited, a leading diversified financial group, today announced the completion of a third-party allotment of its common stock, the culmination of a multi-step initiative to raise fresh capital, strengthen financial stability and deepen ties with new and existing shareholders. Shinsei plans to deploy new capital across its three pillars - institutional banking, consumer and commercial finance and retail banking - as it continues to set the standard for banking in Japan.

The initiative began November 20, 2007 when Shinsei's Board of Directors accepted a tender offer bid from a newly formed group of investors, including affiliates of J.C. Flowers & Co. LLC. The four tender offerors acquired 358,456,000 shares at a price of 425 yen per share through the tender offer on January 24, 2008. Shinsei Bank then issued 50 billion yen of new common shares by third-party allotment to these investors, also at 425 yen per common share. After these transactions, the investors hold approximately 32.6% of Shinsei's outstanding shares on a fully diluted basis. J.C. Flowers & Co.'s CEO and founder, J. Christopher Flowers, has taken a leading role as an investor and advisor to Shinsei since its creation.

"This marks the successful completion of a capital-raising initiative begun last fall," said Thierry Porté, President and CEO of Shinsei Bank. "This is a vote of confidence by key investors and positions us to put Shinsei Bank on a new growth trajectory."

The new capital bolsters the bank's financial resources and improves its capital ratios, positioning Shinsei's institutional banking arm to take advantage of new investment and acquisition opportunities as they arise. Shinsei also plans to expand its trendsetting retail banking network, enhancing services that have won numerous awards for customer satisfaction. In consumer and commercial finance, Shinsei is building a transparent, customer-friendly model for the Japanese market, applying its financial expertise and cutting-edge technologies to a business with long-term growth prospects. The application of Shinsei's IT infrastructure, capital base and risk management skills across all these businesses will drive the development of new products and services and create economies of scale.

Details of the payment for the new shares issued through a third party allotment pursuant to the resolution at a Shinsei Bank Board of Directors meeting held on January 18, 2008, completed today as follows:

1. Terms of Issuance of New Shares

(1)	Number of Common Shares to Be Issued	117,647,059 shares
(2)	Issue Price	¥425 per share
(3)	Aggregate Issue Price	¥50,000,000,075 (¥425 per share)
(4)	Amount to be Appropriated into Capital	¥25,000,000,038
(5)	Method of Offering or Allotment	Third party allotment to the allottees listed in (9) below
(6)	Offering Period	February 1, 2008
(7)	Payment Date	February 4, 2008
(8)	Delivery Date of New Share Certificates	February 5, 2008 (scheduled)
(9)	Allottees and Allotted Shares	
	Saturn I Sub (Cayman) Exempt Ltd.	5,056,452 shares
	Saturn Japan II Sub C.V.	5,492,190 shares
	Saturn Japan III Sub C.V.	27,292,678 shares
	Saturn IV Sub L.P.	79,805,739 shares

2. Change in Total Number of Shares due to Issuance of New Shares:

(1)	Before the issuance	1,673,570,944 shares
(2)	Increase from the issuance	117,647,059 shares
(3)	After the issuance	1,791,218,003 shares

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Launch "Powered Teiki Three"

Structured yen deposit redeemed in yen, Australian dollars or New Zealand dollars

Tokyo (Friday, February 8, 2008) – Shinsei Bank, Limited, today announced that it will start offering the Powered Teiki Three, a structured yen time deposit with a dual-reference currency option, through call centers (Shinsei *PowerCall*) and at its branches (excluding Shinsei *BankSpots*.)

With the Powered Teiki Three, customers get a higher interest rate for an ordinary two-year yen time deposit in exchange for giving Shinsei Bank the option of paying the funds upon maturity in a foreign currency.

The two-year structured deposit pays an interest rate of 5.56% p.a. (4.448% p.a. after tax)[1] Upon maturity, the customer receives the principal in either Japanese yen (JPY), Australian dollars (AUD) or New Zealand dollars (NZD), at Shinsei's discretion. There will be one interest payment per year, in yen.

The currency in which the principal is paid at maturity will be determined by comparing the "contract rates" and the "exercise rates." The contract rates are the JPY-AUD and JPY-NZD conversion rates fixed at 3:00 p.m. Tokyo time on the day the deposit is made while the exercise rates are the JPY-AUD and JPY-NZD conversion rates fixed at 3:00 p.m. Tokyo time two business days prior to the maturity date. If the yen is unchanged or has weakened against both the AUD and NZD, the principal will be repaid in yen. If the yen has strengthened against either currency, the principal will be repaid in either Australian or New Zealand dollars.

Shinsei Bank's retail division aims to enrich and "color" the lives of our customers by providing them with high value-added products and services.

[1] The interest rate prior to separate 20% withholding tax, applicable for deposits received on Feb. 8. After Feb. 8, the applicable interest rate will be adjusted daily.

※ Please refer to the attachment for further details.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products ar services to both institutional and retail customers based on a three-pillar strategic business model comprisir institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$1C billion on a consolidated basis (as of December 2007) and a network of 43 outlets that includes 36 Shinsei Financi Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integri and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

[Attachment]

Overview of Powered Teiki Three (structured yen time deposit with dual-reference currency option)

(As of February 8, 2008)

Term	Two (2) years		
Currency of deposit	Japanese yen		
AUD contract rate NZD contract rate	Determined by Shinsei Bank based on actual JPY-AUD and JPY-NZD market exchange rates as of 3:00 p.m. Tokyo time on the day the deposit is made.		
AUD exercise rate NZD exercise rate	In principle, the actual JPY-AUD and JPY-NZD market exchange rates as of 3:00 p.m. Tokyo time on the exercise date (two business days prior to the maturity date).		
Conditions for determining currency of principal repayment at maturity	AUD exercise rate relative to AUD contract rate	NZD exercise rate relative to NZD contract rate	Currency of principal repayment at maturity
	Exercise rate is the same or higher (i.e. weaker yen) than the contract rate	Exercise rate is the same or higher (i.e. weaker yen) than the contract rate	JPY
	Exercise rate is the same or higher (i.e. weaker yen) than the contract rate	Exercise rate is lower than the contract rate (i.e. stronger yen)	NZD
	Exercise rate is lower than the contract rate (i.e. stronger yen)	Exercise rate is the same or higher (i.e. weaker yen) than the contract rate	AUD
	Exercise rate is lower than the contract rate (i.e. stronger yen)	Exercise rate is lower than the contract rate (i.e. stronger yen)	Either AUD or NZD, determined as per the formula below*
	* Calculation formula		
	If (AUD exercise rate ÷AUD contract rate) is greater than (NZD exercise rate ÷ NZD contract rate)		NZD
	If (AUD exercise rate ÷AUD contract rate) is less than or equal to (NZD exercise rate ÷ NZD contract rate)		AUD

Interest	Paid annually in yen, with interim interest payment date one year following deposit date and final payment upon maturity.
Applicable interest rate	5.56% p.a. (4.448% p.a. after tax) The interest rate prior to separate 20% withholding tax, applicable for deposits received on Feb. 8. After Feb. 8, the applicable interest rate will be adjusted daily.
Distribution channels	Shinsei Bank branches (excluding Shinsei *BankSpots*) and via the Shinsei PowerCall call center
Minimum deposit amount	2.5 million yen

About Powered Teiki Three

- Powered Teiki Three contains a currency option. If either the actual AUD-JPY or JPY-NZD mark rate as of 3:00 p.m. Tokyo time on the day two business days prior to the maturity date is lower (i. the yen has strengthened) relative to the AUD or NZD contract rate, the principal will be converted AUD or NZD at the previously determined contract rate and deposited in the customer's foreig currency account (this conversion rate may differ from the prevailing market rate at maturity). Th conversion may therefore be made at a rate that is disadvantageous relative to the prevailing mark rate at maturity. If both the actual JPY-AUD or JPY-NZD market rates are lower (i.e. the yen ha strengthened) relative to the AUD or NZD contract rates, the principal will be converted to th currency with the largest depreciation versus JPY and deposited in the customer's foreign currenc account in that currency.
- Please confirm the contract rate on the "Confirmation" mailed after the deposit date.
- The contract rate will be fixed at 3:00 p.m. Tokyo time on the contract date.
- In principal, early cancellations are not allowed. For early cancellations in cases that Shinsei Ban accepts as unavoidable, an amount calculated by Shinsei Bank corresponding to the amour required to fund the deposit from the cancellation date to the maturity date and any associated fee will be deducted from the principal, and the remaining principal will be deposited to the customer' yen savings account. In such instances, the amount deposited is very likely to be less than th amount of the initial principal deposited.
- When foreign currency received upon maturity is converted to yen, Shinsei Bank's TTB rate (rate fo converting foreign currency to yen) inclusive of foreign exchange commissions will be applied Therefore, even if the exchange rate does not move after receiving the foreign currency, the ye amount received may be less than the yen amount of the initial principal.
- When subsequently converting foreign currency received to yen, exchange rate movements ma result in a foreign exchange loss, in which case the yen amount received will be less than the initi

principal.

- Deposit insurance will cease to apply when foreign currency received upon maturity is held in the foreign currency.
- The respective ordinary savings account rates posted at branches will be applied for principal deposited in yen or foreign currency accounts after maturity.
- Cash withdrawals in foreign currencies are not permitted. Separate commissions will be applied to foreign currency fund transfers.
- Please confirm the contents of the explanatory materials (documents to be exchanged prior to the conclusion of a contract), which are available at Shinsei Bank branches and via the Shinsei PowerCall call center.
- The interest rate indicated is as of Feb.8, 2008. After Feb. 8, the applicable interest rate will be adjusted daily based on market rates.
- Interest rates for this may product may change, or Shinsei Bank may cease to offer this product, depending on market developments.

Shinsei Bank Ltd./No.10 Registered financial institution of Kanto Local Finance Bureau
Member of the Japan Securities Dealers Association/The Financial Futures Association of Japan


INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Friday, February 8, 2008) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational change:

To strengthen the business planning and operational control of the bancassurance business in Retail Banking Group, an Insurance Business Management Department shall be newly established within the Retail Products Division.

Effective Date:
February 12, 2008

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

For immediate release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)
Development Bank of Japan

Shinsei and DBJ to Launch Private Equity Fund

Tokyo (Wednesday, February 27, 2008) – Shinsei Bank, Limited ("Shinsei Bank"), and the Development Bank of Japan ("DBJ") today announced the establishment of the Raffia II L. P. private equity fund. The fund will invest in medium-sized companies in the form of buyouts or by providing growth capital and business revitalization, and will be managed by a subsidiary of Raffia Capital Inc. ("Raffia Capital").

Providing a variety of financial services to private- and public-sector companies and financial institutions, investment banking is one of Shinsei's core areas of operations, and Shinsei has been particularly active in the area of private equity investment. The business focuses on investment operations including buyouts, growth capital, pre-IPO, business revitalization and listed stocks, while also providing a variety of other financial services including M&A advisory services.

Slated for privatization in October 2008, DBJ provides integrated investment and financing services to private- and public-sector companies and financial institutions, with the aim of enriching Japanese society by creating new economic wealth and social value. As part of this mission, DBJ's strategy is to further strengthen its investment business by expanding investment opportunities with long-term investments that allow the bank to maintain a unique, neutral position.

Established in 2002, Raffia Capital manages Raffia Investment Business Limited Partnership, which invests in medium-sized companies in Japan and Taiwan and provides management support to the companies in which it invests. Raffia Capital became a joint venture of Shinsei and DBJ in October 2007, when previous shareholder Itochu Corporation sold its entire shares to DBJ.

The partnership will make it possible for the fund's investment activities to capitalize on both banks' diverse financial services and experience in private equity investing. Both banks see this bringing new investment opportunities, and will strive to aggressively develop this business by providing management support to increase the corporate value of the companies in which the fund invests.

Attachment

1. Fund Overview

(1) Name: Raffia II L.P.
(2) Size (target): 15 billion yen
(3) Investments: In medium-sized companies for buyouts, growth capital, and business revitalization

2. Overview of Shinsei Bank (as of September 30, 2007)

(1) Name: Shinsei Bank, Limited
(2) Primary business: Banking operations
(3) Established: December 1952
(4) Head office: 1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo, Japan
(5) Representative: Thierry Porté, President and CEO
(6) Capital: 451.2 billion yen
(7) Employees: 2,358
(8) Major shareholders and ownership:
The Resolution and Collection Corporation (11.95%)
The Chase Manhattan Bank, N.A. London (7.85%)
Shinsei Bank, Limited (5.76%)
(9) URL: http://www.shinseibank.com

3. Overview of DBJ (as of October 1, 2007)

(1) Name: Development Bank of Japan
(2) Primary business: Investment and financing operations
(3) Established: October 1999
(4) Head office: 9-1, Otemachi 1-chome, Chiyoda-ku, Tokyo, Japan
(5) Representative: Minoru Murofushi, Governor
(6) Capital: 1,272.2 billion yen
(7) Employees: 1,347
(8) Major shareholders and ownership:
Government of Japan (100%)
(9) URL: http://www.dbj.go.jp

4. Overview of Raffia Capital (as of September 30, 2007)

(1) Name: Raffia Capital Inc.

(2) Primary business: Formation, management and investment in investment partnerships

(3) Established: July 2002

(4) Head office: 13-18, Minami-aoyama 3-chome, Minato-ku, Tokyo, Japan

(5) Representatives: Nozomi Moue, Representative Director

Kenichi Kumagai, Representative Director

(6) Capital: 10 million yen

(7) Directors & employees: 9

(8) Major shareholders and ownership:

Shinsei Bank (50%)

DBJ (DBJ Value Up Fund) (50%)

(9) URL: http://www.raffia.co.jp





INFORMATION SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Operational Alliance Agreement with Towa Bank

Tokyo (Thursday, February 28, 2008) Shinsei Bank, Limited ("Shinsei Bank") has concluded an Operational Alliance Agreement with Towa Bank, Ltd. ("Towa Bank") (Representative Director and President, Kunimitsu Yoshinaga). The two banks agreed to mutually cooperate in developing and promoting high value-added financial products and services, as listed below, which are offered to Towa Bank customers.

In November 2007, Towa Bank announced its "Plan Phoenix," with the aim of contributing to the Japan's regional economy through the provision of loans and high-quality financial services. In order to ensure the effective implementation of the Plan, Towa Bank has established the Operational Alliance Promotion Department, which will play a central role in making alliances with leading banks.

Shinsei Bank wishes to contribute to Japan's regional economy by strengthening alliances with its longstanding wide network of regional financial institutions. Shinsei Bank has adopted a business model whereby, for example, regional financial institutions and Shinsei Bank cooperate in the development of products and services which are then actively offered to customers by these financial institutions with Shinsei Bank's support. The alliance with Towa Bank conforms with Shinsei Bank's business model.

The current alliance is not intended to create an exclusive-basis relationship with Towa Bank. Shinsei Bank intends to actively form alliances with other regional financial institutions.

[Details of the alliance – currently under consideration]
The following products will be jointly developed with Towa Bank who will undertake distribution activities:

(1) Loans - for retail and corporate customers
(2) Investment products – to increase assets under management, such as deposits and investment trusts
(3) Foreign exchange products - to increase income from foreign exchange fees

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Announcement of Exchange Price for Mandatory Acquisition of Series 2 Class-A Preferred Shares

Tokyo (Friday, March 7, 2008) – Shinsei Bank, Limited ("Shinsei Bank"), today announced that the exchange price for the mandatory acquisition of Series 2 Class-A preferred shares issued by Shinsei Bank (Note: Please refer "Reference Series 2 Class-A preferred shares" for the general description of the shares) has been determined as follows.

Each Series 2 Class-A preferred share for which no request for acquisition has been made by March 31, 2008, will be acquired by Shinsei Bank on the mandatory acquisition date, in exchange for a number of common shares. The number of common shares will be calculated by dividing the subscription price per share of the preferred shares by the exchange price for mandatory acquisition.

1. Exchange price for mandatory acquisition: 650 yen

2: Mandatory acquisition date: April 1, 2008

3: Basis for determination:
As per the conditions for the acquisition of these preferred shares stipulated in Shinsei Bank's Articles of Incorporation
(Although the exchange price calculated using the designated calculation method would be 442.0 yen, the Articles of Incorporation place an upper limit of two (2) common shares for the mandatory acquisition of one (1) preferred share.)

(Reference)
In the event requests for acquisition are made for all shares by March 31, 2008, the exchange would be made at the current exchange price of 360 yen, and the number of common shares exchanged would be 269,128,888 shares and the total outstanding common shares after the exchange would be 2,060,346,891 shares. In the event no further requests for acquisition are made, the number of common shares exchanged for the mandatory acquisition would be 149,056,000 shares and the total outstanding common shares after the exchange would be 1,940,274,003 shares.

Series 2 Class-A preferred shares
Series 2 Class-A preferred shares is subscribed by the Deposit Insurance Corporation of Japan ("DIC") and they are convertible into common shares at the option of the holder at a conversion price of 360 yen per share. They are mandatorily convertible on April 1, 2008, into the common shares with the condition determined above.
(1) Number of shares issued: 74,528,000 shares
(2) Subscription price per share: 1,300 yen
(3) Total amount of issue: 96,886,400,000 yen

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots(as of February 2008) in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank to Move

- consolidated, non-consolidated earnings forecast revised to reflect headquarters sale -

Tokyo (Thursday, March 13, 2008) – Shinsei Bank, Limited, today announced that it has agreed to the sale of its headquarters building in the Uchisaiwaicho district of Tokyo and will move to a new, more cost-efficient location within three years. This is a strategic move that positions Shinsei Bank to deploy assets and staff more effectively and will contribute to a broader re-engineering of business processes. Shinsei has revised its full-year consolidated and non-consolidated earnings forecasts to reflect the sale (see table below).

The Shinsei Group is always looking at how best to utilize its assets and in this context the sale of the headquarters building has been under consideration in the past. However, following the recent receipt of an attractive offer, one of a number of unsolicited proposals, the group considered this option again. Like many of the world's biggest corporations and financial institutions, including some in Japan, Shinsei believes that ownership of a headquarters building is not the most efficient way to deploy its capital.

"This simply makes good economic sense," said Thierry Porté, President and CEO of Shinsei Bank. "It's an opportunity to realign our front- and back-office operations, invest in Japanese assets and better position ourselves to build greater shareholder value going forward."

The Shinsei Group has expanded in recent years and as a result Shinsei Bank's current headquarters building no longer meets the needs of the Bank's staff and its various businesses. The Bank plans to significantly improve efficiency by securing a space that is closely aligned with its current strategic priorities. That includes organizing the Bank and its subsidiaries to provide optimal service to our customers.

Dolphin Japan Investment, a special purpose company and a consolidated entity within the Shinsei Group, currently holds a beneficiary interest in the headquarters building. As a result of this transaction, Dolphin Japan Investment expects to record a gross gain of 66 billion yen and Shinsei Bank, as an equity investor in Dolphin Japan Investment through a silent partnership ("Tokumei Kumiai"), expects to record a net gain of approximately 56 billion yen on a net income basis.

The revision of Shinsei Bank's earnings forecast on both a consolidated and non-consolidated basis for the fiscal year ending March 31, 2008, which were announced on January 30, 2008, is due mainly to the sale of its headquarters building. This more than balanced the increased costs related to our exposure to the U.S. residential mortgage market and other factors such as the impact from recent turmoil in overseas credit markets. As a result, we have revised our consolidated earnings forecast from 50 billion yen to 65 billion yen and non-consolidated earnings forecast from 43 billion yen to 50 billion yen, respectively, for the fiscal year ending March 31, 2008.

Revision of forecast for the fiscal year ending March 31, 2008

(Billions of yen)

(Consolidated)	Net income
Previous forecast as of January 30, 2008 (A)	50.0
Revised forecast (B)	65.0
Difference (B-A)	15.0
Difference	30.0%
(Reference) Results for the fiscal year ended March 31, 2007	-60.9

(Billions of yen)

(Non-Consolidated)	OBP(*)	Net income
Previous forecast as of January 30, 2008 (A)	70.0	43.0
Revised forecast (B)	51.0	50.0
Difference (B-A)	-19.0	7.0
Difference	-27.1%	16.3%
(Reference) Results for the fiscal year ended March 31, 2007	54.9	-41.9

(*) Ordinary business profit on a revitalization plan basis

Reference:

1. Summary of the building (asset in trust) to be sold

Address	16-1, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo
Land area	5,998.50 m²
Floor Area	62,423.66 m²
Sales Value	JPY 118 billion
Book Value	JPY 52 billion

2. Summary of the Purchaser

Name	Fujisawa Holding TMK (A special purpose company established and owned by a real esta[te] fund managed by Morgan Stanley)
Head office	56-15, Kameido 6-chome, Kohto-ku, Tokyo
Director	Tomoaki Yamada
Capital	JPY 3,000,000
Relationship with the bank	None

3. Timeline of the transaction

March 12, 2008 Signing of the contract
March 24, 2008 Expected transfer of the benefit

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots (as of February 2008) in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.


INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Tuesday, March 18, 2008) --- Shinsei Bank, Limited, ("Shinsei Bank") today announced the following executive assignment change, effective April 1, 2008.

	New Position	Former Position
Takashi Tsuchiya	Statutory Executive Officer, Head of Advisory Sub-Group	Statutory Executive Officer, Head of Advisory Sub-Group , and Head of Corporate Banking Business Sub-Group

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots(as of February 2008) in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Tuesday, March 18, 2008) --- Shinsei Bank, Limited, ("Shinsei Bank") today announced the following organizational changes:

The Business Solution Unit, currently under the Corporate Banking Business Sub-Group, shall be renamed the "Solution Advisory Division" and shall be transferred to the Advisory Sub-Group.

Effective Date
April 1, 2008

Organization Chart
Please see attached

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots(as of February 2008) in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION


SHINSEI BANK

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Teams up With Wall Street Journal for 2008 Japan Future Leadership Program

Tokyo (March 27, 2008) — Shinsei Bank, Limited, announced that it will be the exclusive partner for the Wall Street Journal Asia's 2008 Japan Future Leadership Program, which launches today. Supported by Japan's Ministry of Education, the year-long program will reach out to 2,000 students at some of Japan's top universities, providing them with a unique opportunity to combine insights from the Wall Street Journal Asia's award-winning coverage of Asian business stories with real-life lessons from one of Japan's leading diversified financial groups.

Shinsei Bank and Dow Jones, owner of the Wall Street Journal, will provide copies of the Wall Street Journal Asia each business day to participating students from Tokyo, Waseda, Keio, Aoyama Gakuin, Hitotsubashi, International Christian, Sophia and Meiji universities. Students will also receive complimentary English-Japanese dictionaries and Business English eLearning courses at Dowbe.com. In addition, Shinsei Bank will conduct business lectures and a competition based on knowledge of business stories covered by the Wall Street Journal Asia and offer information about internships and job opportunities.

"This is an exceptional opportunity to raise the level of English financial literacy and prepare future leaders for careers in business," said Tom Pedersen, Chief Learning Officer of Shinsei Bank. "It is also an excellent way for us to highlight our commitment to education."

Shinsei Bank has a long-term commitment to education and corporate sustainability in Japan and has adopted a unique approach to employee education within the organization. An active supporter of educational initiatives, CEO Thierry Porté has embedded learning in the bank's culture, encouraging employees to participate in a wide array of continuing education programs. He works with CLO Pedersen to spread knowledge and best practices throughout the organization and has positioned cultural, social and educational initiatives at the heart of the bank's corporate vision and values. As a learning-focused organization, Shinsei Bank sees developing future leaders in finance as a key part of community contribution..

"We're grateful for the generous support of our Corporate Education Partner, Shinsei Bank," said Prachish Chakravorty, the Wall Street Journal Asia's Regional General Manager (Future Leadership Program). "Shinsei's contribution enables the Journal to provide a real-world context for what students learn in the classroom, and helps promote business English skills that will better prepare today's student leaders in Japan for tomorrow's real-life challenges."

The Wall Street Journal first introduced educational programs to Asia in 1994 and organizes Future Leadership Programs in various countries throughout the region. Under the programs, the students gain a daily real-world understanding of the global business competition, economic and business concepts, technology, marketing and the workings of the financial markets. Through exposure to the Journal every business day, students learns from a "living textbook," watching present-day case studies unfold as they happen among companies in Asia and around the world.

******



SHINSEI BANK

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Subscription to APLUS Class-G Preferred Shares

Tokyo (March 27, 2008) --- Shinsei Bank, Limited ("Shinsei Bank"), a leading Japanese financial institution, today announced that it will subscribe to 50 billion yen in Class-G preferred shares to be issued by APLUS Co. Ltd. ("APLUS"), the main consumer finance subsidiary of the Shinsei Bank Group. APLUS, which obtained approval from its Board of Directors for the issuance today, plans to use the funds to strengthen its capital base as it builds out its portfolio of financial services and upgrades its IT infrastructure.

"APLUS is building a new model for consumer finance in Japan and we fully support them in this endeavor," said Thierry Porté, President and Chief Executive Officer of Shinsei Bank. "There is a great deal of synergy to be generated from the close relationship between APLUS and Shinsei."

Since acquiring APLUS in September 2004, Shinsei Bank has moved quickly to adjust to challenging changes in the market, rebuilding the business in order to deliver top-quality consumer finance services under a new business model. Shinsei has worked with APLUS to upgrade its top management team, augment risk and compliance controls and strengthen the core sales finance business with a greater focus on leading local merchants and multinationals. It has also leveraged Shinsei's unique IT systems to redesign its sales finance delivery platform for merchant partners while cutting costs significantly.

Shinsei Bank has started to leverage APLUS' consumer finance operations to the benefit of its retail banking business with the launch of Shinsei Visa and more collaboration is planned. The Bank believes that the subscription to APLUS Class-G preferred shares will help its subsidiary achieve its medium-term strategies by further enhancing its financial strength.

The subscription to Class-G preferred shares of APLUS will have no material impact upon Shinsei Bank's financial results.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots(as of February 2008) in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.




SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

All Shinsei Bank ATMs Now Accept PLUS-, Cirrus-affiliated Cards Issued Overseas

Tokyo (Friday, March 28, 2008) – Shinsei Bank, Limited, today announced that its entire ATM network (380 ATMs as of March 28, 2008) now accepts PLUS- and Cirrus-affiliated bank ATM cards and credit cards issued overseas for cash withdrawals and balance inquiries.

Shinsei has been working to expand its network of ATMs accepting cards issued overseas, focusing on high-demand locations such as Roppongi Hills Financial Center, Haneda Airport, Tokyo Metro stations and hospitals. As of today (March 28, 2008), Shinsei's entire ATM network can accept PLUS- and Cirrus-affiliated cards issued overseas, providing added convenience for these cardholders at Shinsei ATMs.

Details of overseas-issued cards accepted at Shinsei Bank ATMs (as of March 28, 2008):

Cards: Bank ATM cards and credit cards affiliated with the PLUS or Cirrus networks.
Services: Yen cash withdrawals and balance inquiries
Hours available: 24 hours, 365 days/year
(Hours of operation may differ depending on the hours of operation of the facility where the ATM is located or the card being used.)
Fees: Fees and commissions vary depending on the issuing bank or credit card issuer.

Shinsei Bank's Retail Banking Group aims to enrich and "color" the lives of our customers by providing them with high value-added products and services.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots(as of February 2008) in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Launch World Equity Fund with Julius Baer

Second joint product with major Swiss private bank

Tokyo (Monday, March 31, 2008) – Shinsei Bank, Limited, today announced that it will begin offering the "Shinsei World Equity Fund" open-ended investment trust from Friday, April 11, 2008. The fund is to be launched by Shinsei Bank's wholly owned subsidiary Shinsei Investment Management Co., Ltd. The initial offering period will be from Friday, April 11, through Monday, April 28, 2008. The initial fund launch date is Wednesday, April 30, and Shinsei Bank will continue to offer the fund after that date.

Bank Julius Baer & Co., Ltd., the largest Swiss bank among those specialized in wealth management, will manage the funds. This is the second investment trust offered by Shinsei Bank to be managed by Bank Julius Baer, following the "Shinsei World Diversified Fund" launched in December 2007. Since its establishment in 1890, the Julius Baer Group has specialized in wealth management services around the world. The bank provides asset management and administration services on a global basis for institutional investors and high net-worth individuals.

The Shinsei World Equity Fund will aim for medium- to long-term returns through diversified equity investment in the world's major advanced economies, including Japan. Investors can choose from two types of dividend payment policies: the "Cumulative Growth Type," which emphasizes compound interest by settling accounts once a year and reducing dividend payouts at each account settlement as much as possible or the "Dividend Type," which pays out profits at each quarterly account settlement, taking into account the fund's unit price.

Shinsei Bank's Retail Banking Group aims to enrich and "color" the lives of our customers by providing them with high value-added products and services.

*Please refer to the attachment for further details.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots(as of February 2008) in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

【Attachmer

Outline of "Shinsei World Equity Fund"

Fund name	Shinsei World Equity Fund (Cumulative Growth Type) Shinsei World Equity Fund (Dividend Type)
Asset management company	Shinsei Investment Management Co., Ltd.
Fund type	Open-ended equity investment trust / International equity-type (general) / Option c automatic dividend reinvestment
Characteristics	1. The fund aims to generate medium- and long-term returns through diverse investments i equities worldwide via a mother fund. 2. The authority to instruct investment for the mother fund will be delegated to Bank Juliu Baer & Co., Ltd. ("Julius Baer Co."). 3. As a general rule, currency hedging will not apply.
Benchmark	The MSCI World Index*[1] (on a yen-converted basis).
Initial offering period	From Friday, April 11, 2008, through Monday, April 28, 2008.
Fund inception date	Wednesday, April 30, 2008
Subsequent offering period	From Wednesday, April 30, 2008 through Thursday, March 19, 2009. ※Offering period may be extended upon submission of a security registration statemer prior to the conclusion of the above subsequent offering period.
Trust period	Trust period shall, in principle, be perpetual from the fund inception date.
Account settlement date	(Cumulative Growth Type): Once a year on December 20 of every year (followin business day when the account settlement date falls on a holiday). (Dividend Type): 4 times a year on the 20th of March, June, September and December c every year (following business day when the account settlement date falls on a holiday).
Distribution policy	(Cumulative Growth Type) The basic policy is to focus on the growth of the principal wit minimal dividend payouts (Dividend Type) Dividends will be maximized while taking into account various factor including the level of fund unit price. ※ Dividends may fluctuate or may not be paid.
Subscription/ redemption application day	In principle, each business day. (Subscription/redemption orders will not be accepted o days that are bank holidays in Zurich, even if it is a business day for the fund distributor.
Subscription price	The unit price as of the business day following the subscription application day (initial un price will be one yen per unit).
Redemption price	Unit price as of the business day following the redemption application day after deductin the redemption fee (*shintaku-zaisan-ryuho-gaku*). The redemption payments will be mad on the 4th business day following the redemption application day.
Shinsei Bank's sales channels	Branches (excludes Shinsei *BankSpot*), Internet Banking (Shinsei *PowerDirect*), Ca Center (Shinsei *PowerCall*)
Shinsei Bank application unit	Minimum of 10,000 yen in increments of 1 yen

【Index】

*1. The "MSCI World Index" is a stock index developed by MSCI Inc., comprising stock indexes of major countries around the world based on their equity market capitalization. All rights including copyrights and intellectual property rights concerning the index belong to MSCI Inc. Furthermore, MSCI Inc. retains the right to revise the composition and to suspend the release of the index.

《Main risks》

The fund will invest in equities throughout the world, primarily via investment in a mother fund. The fund unit price will fluctuate in reflection of various factors including price changes in invested equities and foreign currency exchange rates. Therefore, **the fund unit price may fall below the original value.** Investment profit/loss is entirely that of the customer who purchased the investment trust. The main risks inherent in the fund are listed below. Please confirm detailed risk information by referring to the prospectus (including supplementary materials).

◎ Currency fluctuation risk ◎ Interest rate fluctuation risk ◎ Stock price fluctuation risk
◎ Credit risk ◎ Country risk ◎ Liquidity risk

《Expenses to be borne by the customer》

※ Please confirm the details of expenses with the prospectus (including supplementary materials).
※ The total amount of expenses to be borne by the customer varies depending on factors including the peric for which the fund is held, and therefore cannot be shown.

Upon subscription:	
Subscription fee payable to Shinsei Bank (percentage of contract amount[1])	Amount obtained by multiplying the unit price on the business day following the subscription date (The price per unit during the initial offering period is one yen) by the following rates. Less than 100 million yen: 3.15% (3.0% plus tax) At least 100 million yen but less than 300 million yen: 1.05% (1.0% plus tax) 300 million yen or more: 0.525% (0.5% plus tax)
During the trust period:	
Management fee	1.848% p.a. (1.76% p.a. plus tax) on the total net assets
Other expenses	Brokerage fees for securities trading, custodian and other fees for foreig currency-denominated assets, interest on borrowings, interest on advances, audit fee etc. ※ The amount of fees varies depending on various factors including fund performanc and therefore the applicable fee rates and maximum amounts cannot be indicated advance.
Upon redemption:	
Back-load fee	N/A
Redemption fee	0.2% of the unit price as of the business day immediately following the redemptic application day.

1. The contract amount refers to the amount obtained by deducting the subscription fee and applica consumption tax, etc. from the subscription amount.

【Investment trusts】

- An investment trust is not a bank deposit, and therefore its investment performance fluctuates depending up various factors including the market environment. Accordingly, neither its principal nor yield are guaranteed, a the unit price may fall below the original principal, depending on its performance.
- An investment trust is not a bank deposit, and is therefore not covered by deposit insurance. Furthermore, investment trust purchased at a bank is not covered by the Investor Protection Fund.
- When redeeming an investment trust, the receipt of the redemption payment may require a considerable amo of time because some investment trusts have a closed period for redemption.
- At Shinsei Bank, the only accepted redemption method for investment trusts domiciled in Japan is a "redempt request" (*kaiyaku-seikyu*). Therefore, a "repurchase request" (*kaitori-seikyu*) will not be accepted.
- When applying to purchase an investment trust, please make your own judgment by reviewing the prospec (including supplementary documents) in advance or at the time of purchase and confirming its details. T prospectus (including supplementary documents) is available at Shinsei Bank branches or via the Inter (Shinsei *PowerDirect*). We will also send it to you by mail on request. The prospectus (including supplement documents) for investment trusts offered exclusively via the Internet can only be obtained via Shin *PowerDirect*.

Shinsei Bank Ltd. / No. 10 Registered financial institution of Kanto Local Finance Bureau
Member of Japan Securities Dealers Association / The Financial Futures Association of Japan

About Shinsei Investment Management Co., Ltd.

Shinsei Investment Management, a wholly owned subsidiary of Shinsei Bank, is approved by the FSA as an Investment Management and Discretionary Investment Advisory Company, and commenced operations on April 1, 2003. Shinsei Investment Management adopts a "managers' manager" business model. Under this model, Shinsei Investment Management selects capable investment managers for a range of investment options around the world in line with Japanese investors' needs, structures and packages the investment products in a way that best suits investors, and appropriately reallocates them as needed.

As of the end of January 2008, Shinsei Investment Management's assets under management in discretionary investment management accounts and in investment trusts were approximately 71.7 billion yen and 266.6 billion yen respectively.

About Julius Baer

Julius Baer is the leading dedicated wealth manager in Switzerland. The Group, which has roots dating to the nineteenth century, concentrates exclusively on asset management for discerning private and institutional clients as well as on the management and distribution of investment funds. The Private Banking business and the Investment Products unit comprise Bank Julius Baer, which has an Aa3 rating from Moody's. Other core companies of the Group* are GAM, a global leader in active asset management, and the specialised fund and institutional asset management company Julius Baer Investment Management (USA).

Julius Baer Holding Ltd., whose shares are listed at the SWX Swiss Exchange, is the parent company of the Julius Baer Group. The Julius Baer Group's global presence comprises more than 30 locations in Europe, North America, Latin America and Asia, including Zurich (head office), Buenos Aires, Dubai, Frankfurt, Geneva, Hong Kong, *London, Lugano, New York, Singapore and Tokyo. With more than 3,800 employees worldwide*, the Group managed assets in excess of CHF 400 billion at the end of December 2007.

For more information: www.juliusbaer.com

<Reference> Ranking of Swiss private banking companies based on assets under management in Switzerland

1. UBS Wealth Management (191.1 trillion yen)
2. Credit Suisse Private Banking (76.4 trillion yen)
3. Julius Baer Group (35.2 trillion yen)
4. Pictet & Cie (22.7 trillion yen)
5. Lombard Odier Darier Hentsch & Cie (16.3 trillion yen)

Source: Compiled by Shinsei Investment Management based on data from Julius Baer Group (December 2006)

* Yen conversion using the customer TT mid-rate at the Bank of Tokyo-Mitsubishi UFJ as of the end of December 2006.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Introduce New Interest Rate for PowerSmart Home Mortgage

Offering a preferential interest rate upon payment of an upfront fee equivalent to 2% of principal borrowed

Shinsei Bank, Limited, announced that it will begin offering a new "Value" Type Interest Rate for "Initial Fixed Interest Rate Type" and "Long-Term Interest Rate Type" PowerSmart Home Mortgages from Tuesday, April 1, 2008. The new interest rate is lower than Shinsei's Base Rates and Standard Type Rates[1] for an initially determined borrowing period. In exchange, customers pay a "Value" Type Administration Fee[2] equivalent to 2% of the amount borrowed (inclusive of consumption tax) upon execution of the loan.[3]

The following is a comparison of "Value" Type Interest Rates and Standard Type Rates for Initial Fixed Interest Rate Type and Long-Term Interest Rate Type home mortgages.

Floating Interest Rates/Initial Fixed Interest Rates (10-year fixed interest rate, as of April 1, 2008)

	PowerSmart Home Mortgages with "Value" Type Initial Rate[3]	Standard Type		Home Mortgage Base Rate**
		Campaign Initial Rate*	Standard Initial Rate	
10-year fixed	1.793% p.a.	2.050% p.a.	2.600% p.a.	3.000% p.a.
Interest rate after initial rate has expired	Home Mortgage Base Rate [fixed] minus 0.4% p.a.	Home Mortgage Base Rate [fixed] minus 0.4% p.a.	Home Mortgage Base Rate [fixed] minus 0.7% p.a.	–

Long-Term Interest Rates (20-year fixed interest rate, as of April 1, 2008)

	"Value" Type Rate[3]	Base Rate
20-year fixed	2.363% p.a.	2.550% p.a.

(Note: Group life insurance premiums will be covered by the bank. Interest rates are reviewed regularly. Please refer to the attachment for details of other rates.)

* The Campaign Initial Rate will be applied only for the duration of the initial fixed term.

** The home mortgage base rate is the rate that will be used to determine the applicable rate for the next interest rate term when the initial fixed term ends (for Floating Interest Rate Type or Initial Fixed Interest Rate Type mortgages. When the Long Term Interest Rate Type is selected, the same interest rate will apply throughout the borrowing term of the loan).

In addition to these three types of interest rate structure, Shinsei offers a "Mix Loan Service" that allows customers to select and combine two different interest rate structures for PowerSmart home mortgages. The addition of the new "Value" Type Interest Rate structure is designed to give customers an even wider choice.

Shinsei Bank's home mortgages also offer enhanced convenience through PowerDirect Internet banking, which is available 24 hours, 365 days a year, for services such as making early repayments and changing designated balance amount for SmartPay (an automatic early repayment option), free of charge.

Shinsei Bank's Retail Banking Group aims to enrich and "color" the lives of our customers by provi them with high value-added products and services.

1. Standard Type rates refer to the standard initial borrowing rate offered for Initial Fixed Interest Rate Type mortgages anc Campaign Initial Rates.
2. The "Value" Type Administration Fee will not, in principle, be refundable even in the event of early repayment. As a re early repayment may result in an actual borrowing rate that is higher than the applied rate.
3. Mortgage terms for customers who select the "Value" Type Interest Rate are 3, 5, 7 and 10 years for Initial Fixed Interest Type home mortgages and 20, 25, 30 and 35 years for Long-Term Interest Rate Type home mortgages.

*Please refer to the attachment for further details.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and service both institutional and retail customers based on a three-pillar strategic business model comprising institutional bank consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis of December 2007) and a network of 42 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers ar BankSpots (as of April 2008) in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in a activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Attachment: About PowerSmart Home Mortgages

- Loan amount: From JPY 5MM to 100MM (in units of ¥100,000)
- Loan term: From 5 to 35 years (in units of one year)
- Interest rate types: Floating Interest Rate (reviewed semiannually or 10-year Convertible Floating Rate (reviewed daily)), Initial Fixed Interest Rate (1, 3, 5, 7 or 10 years), Long-Term Interest Rate (20, 25, 30 or 35 years)
- The interest rate applied to a home mortgage will be the rate as of the contract date, not the rate at the time of application, and for 10-year Convertible Floating Rate (reviewed daily) mortgages, the interest rate on the date the loan is made will be applied. Therefore, interest rate movements may result in the application of an interest rate that differs from the rate at the time of application. When concluding a contract for a home mortgage, please be sure to confirm the specific rate that will be applied. The applicable rates as of today are available by telephone (Shinsei *PowerCall*: 0120-456-515).
- Collateral: A 1st lien with either standard collateral or revolving collateral will be registered against the property (land and structure) financed by the mortgage.
- Borrowers will be required to join a group life insurance policy designated by Shinsei Bank. Insurance premiums will be borne by Shinsei Bank.
- A handling fee of ¥50,000 will be charged (this includes an appraisal fee of ¥8,000–¥40,000, an individual credit inquiry fee of ¥500, and consumption taxes).
- Provisional calculations of the monthly repayment amount for specific mortgage amounts and terms are available by telephone (Shinsei *PowerCall*).
- Please request a product explanation for PowerSmart Home Mortgages by calling the telephone number shown above (Shinsei *PowerCall*).
- Prior to extending a loan, Shinsei Bank will carry out an examination to ensure that the borrower meets the conditions set by the Bank.
- For further details, please visit a Shinsei Bank branch, or enquire by telephone (Shinsei *PowerCall*) or via our Internet site.
- Applicants must meet certain conditions. Please call Shinsei *PowerCall* at the number listed above for more details.

Shinsei Bank Ltd. / No. 10 Registered financial institution of Kanto Local Finance Bureau
Member of Japan Securities Dealers Association / The Financial Futures Association of Japan

Power Smart Home Mortgage

10 Year Convertible Floating Rate

Interest Rate Type	Special contract period (10 year)		After special contract period	Floating (Daily) Type Home Mortgage Base Rate (as of Apr 1, 2008)
	Floating interest rate period (Before Powerfreeze Option)	Fixed interest rate period (After Powerfreeze Option)		
10-year convertible floating rate (daily)	Floating (Daily) Type Home Mortgage Base Rate -0.5% p.a. (As of Apr 1, 2008) 1.100% p.a. ※	Depending on the residual term of the special contract period, Home Mortgage Base Rate (Fixed) -1.0% p.a.	Home Mortgage Base Rate [Fixed] -0.4% p.a.	1.600 % p.a.

Transition of Floating Interest Rate (Daily)

Floating interest rate period — Floating(Daily) Base Rate

Floating Interest Rate / Initial Fixed Interest Rate

As of April 1, 2008 (Following rates will be applied when contracted between April 1 thru April 30, 2008)

Interest Rate Type	"Value" Type Initial Rates(*)	Standard Type: Campaign Initial Rates	Standard Type: Standard Initial Rates	Home Mortgage Base Rates
6 month floating rate	-	-	1.900 % p.a.	1.900 % p.a.
1 year fixed	-	-	1.800 % p.a.	2.600 % p.a.
3 year fixed	1.163 % p.a.		1.850 % p.a.	2.650 % p.a.
5 year fixed	1.498 % p.a.	1.950 % p.a.	2.350 % p.a.	2.700 % p.a.
7 year fixed	1.798 % p.a.	2.100 % p.a.	2.400 % p.a.	2.800 % p.a.
10 year fixed	1.793 % p.a.	2.050 % p.a.	2.600 % p.a.	3.000 % p.a.
Interest rate after initial rate has expired *	Home Mortgage Base rate [Fixed] - 0.4% p.a.	Home Mortgage Base rate [Fixed] - 0.4% p.a.	Home Mortgage Base rate [Fixed] - 0.7% p.a.	-

(*)When "Value" Type Initial Rate is selected, "Value" Type Administration Fee of 2% (including consumption tax) on the principal amount will be payable at loan executio

Long-Term Interest Rate

As of April 1, 2008 (Following rates will be applied when contracted between April 1 thru April 30, 2008)

Term	"Value" Type Rates(*)	Base Rates
20 Years	2.363 % p.a.	2.550 % p.a.
Over 20 to 25 years and under (in one year increments)	2.503 % p.a.	2.650 % p.a.
Over 25 to 30 years and under (in one year increments)	2.628 % p.a.	2.750 % p.a.
Over 30 to 35 years and under (in one year increments)	2.698 % p.a.	2.800 % p.a.

(*)When "Value" Type Rate is selected, "Value" Type Administration Fee of 2% (including consumption tax) on the principal amount will be payable at loan execution.

Please refer to the following page for details on each interest rate types.



SHINSEI BANK

Power Smart Home Mortgage

10 Year Convertible Floating Rate

● This interest rate is for reference only. Interest rates are reviewed daily, based on the movement of "Floating (Daily) Type Home Mortgage Base Rate". Please note that the interest rate applicable at time of disbursement and not application date nor contract day.
● The floating rate will start on the disbursement date. The customer may choose to fix the rate with applicable fixed rate type depending on remaining years of the initial special contracted 10 years (may fix one time only)
● Applied interest rate (annual) for "Floating Rate Applied Tenor," Fixed Rate Applied Tenor," or "Tenor After the Special Contracted Term (10yrs)" will be the followi (1) through (3).

(1) Floating Rate Applied Tenor
"Floating (Daily) Type Home Mortgage Base Rate" minus 0.5% p.a. "Floating rate is subject to change on daily basis.

(2) Fixed Rate Applied Tenor
1,3,5,7,&10 year fixed interest rate applied depending on the remaining tenor of special contracted term; Fixed Interest Rate "Home Mortgage Base Rate" minus 1.0% p.a.

(3)Tenor After the Special Contracted Term
Unless instructed by the customer. "Floating Rate (reviewed semi-annually)" will be automatically applied. Customers may choose fixed interest rate type again.
If customer selects the fixed interest rate type, Fixed Interest Rate "Home Mortgage Base Rate" will be applied.
In addition, if fixed interest rate type is selected and the outstanding balance is over 5MM, Initial Fixed Interest Rate "Home Mortgage Base Rate" minus 0.4% p.a. will be applied. (For the Mix Loan Service each loan condition must be met in order to receive special discount rate.)

Floating Interest Rate / Initial Fixed Interest Rate

● When either "Floating Interest Rate (6 month)" or "Initial Fixed Interest Rate" is selected "Standard Initial Rate", "Campaign Initial Rate" or "Value" Type Initial Rate" will be applied until the day prior to the first interest change date depending on the rate selected at the time of contract
● Unless otherwise instructed by the customer, at the end of the special contract or initial interest rate periods, the 6 month floating interest rate will be automaticall applied. Customers may choose a fixed interest rate again. The "Home Mortgage Base Rate" will apply for those customers that have selected a fixed interest rate
Further, when the fixed interest rate is selected and the outstanding balance is 5 million yen or more, the following interest rates will be applied.
(1) Fixed interest rate "Home Mortgage Base Rate" minus 0.4% when "Value" Type Initial Rate" and "Campaign Initial Rate" is initially selected.
(2) Fixed interest rate "Home Mortgage Base Rate" minus 0.7% when "Standard Initial Rate" was initially selected
(For the Mix Loan Service, each loan condition must be met in order to receive special discount rate.)
● The 6 month floating interest rate will be reviewed and be effective as of the 27th of the interest rate review month based on "Home Mortgage Base Rate", determ on May 1 and November 1 of each year.
● If a fixed interest rate is selected in the interest rate review month, the applicable interest rate will be based on the "Home Mortgage Base Rate" of the same month taking effect from the 27th.
Note Service charge of 5,000 yen will incur when fixed interest rate is selected
● Home Mortgage Base Rate is the rate that will be used to determine the applicable rate for next interest rate term when the initial fixed term ends
● When "Value" Type Initial Rate is selected, "Value" Type Administration Fee of 2% (including consumption tax) on the principal amount will be payable at loan execution.

Long-Term Interest Rate

● The interest rate will apply throughout the borrowing term of the loan (no interest rate changes will be allowed during the contract borrowing period).
● Either "Base rate" or "Value' Type Interest Rate" will be selected for the terms of 20, 25, 30, or 35 years
● If "Long-Term Fixed Interest Rate" is selected, the applicable rate will be determined at the time of contract closing and not at the time of mortgage application. Please check the applicable interest rate upon contract closing
● Please note that once this home mortgage loan is contracted, terms and interest rates cannot be changed during the loan contract period.
● When "Value" Type Initial Rate is selected, "Value" Type Administration Fee of 2% (including consumption tax) on the principal amount will be payable at loan execution

[Note: "Value" Type Interest Rates]
● "Value' Type Administration Fee" will not be refundable though early financial settlement is made
● If early repayments are actively made, it is possible that the actual applied rate may appreciate more than the other offered interest rate types for the same term.

[Note. All Interest Rate Types Common Points other than 'Value Type Interest Rates]
● Product Description is available at our Shinsei Financial Centers and Home Mortgage Centers.
● "10-year Convertible Floating Rate" & "Long-Term Fixed Interest Rate Type" are campaign products Depending on economic conditions, these campaign products may change.
● As a general rule, the Bank reviews the initial interest rate every month; however, based on the interest rate movements, interest rates may be reviewed during the month Please confirm the borrowing terms and applied interest rate at the time of contract
● Disbursement date of the loan may be decided by the customer. Please select the disbursement date from the period between the contract month until the last business day of the following month.
● Existing Shinsei Bank Home Mortgage customers may not refinance their current home mortgage loans
● The loan purpose for this home mortgage is limited to finance existing housing loan (refinancing a loan from another financial institution.) purchase of new/second hand property (house · apartment), construction for a building on owned land (lump sum disbursement at time of completion only), and land only purchase (with plans to complete construction of residence within a year) are available. Please note that finance for construction in installed payments, remodeling or refinance with plans to remodel are not available
● Please note that monthly scheduled payment amount will be recalculated and is subject to change upon interest rate revisions or due to interest rate movements. If the monthly repayment amount is reviewed, a new repayment schedule will be posted


SHINSEI BANK



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Announcement of Acquisition and Cancellation of Series 2 Class-A Preferred Shares and Change in Holdings of Shinsei Bank Shares by a Major Shareholder

Tokyo (Monday, March 31, 2008) — Shinsei Bank, Limited ("Shinsei Bank"), a leading Japanese financial institution, announced that it today acquired and cancelled all 74,528,000 Series 2 Class-A preferred shares and issued in exchange 269,128,888 of the Bank's common shares at an exchange price of 360 yen per share, pursuant to a request by the Deposit Insurance Corporation of Japan ("DIC").

As a result, the DIC and the Resolution and Collection Corporation ("RCC") together now hold 23.89% of the voting rights of Shinsei Bank, making them the second largest shareholder group after the group of investors including affiliates of J.C. Flowers & Co. LLC., which holds 32.62% of the voting rights. The DIC is a government entity which did not hold any of Shinsei Bank's common shares until today's conversion. RCC, a 100% subsidiary of the DIC, previously held 600,000,000 Shinsei Bank Series 3 Class-B preferred shares and converted half of their holding into 200,033,338 common shares on July 31, 2006 as per a request by Shinsei Bank, and later sold them in the market on August 17, 2006. The remaining 300,000,000 Series 3 Class-B preferred shares were converted into 200,000,000 common shares pursuant to the provisions of Shinsei Bank's Articles of Incorporation concerning the mandatory acquisition of Series 3 Class-B preferred shares on August 1, 2007, and the RCC continues to hold them.

1. Reason for the change in holdings of Shinsei Bank shares

Regarding the 74,528,000 Series 2 Class-A preferred shares for which a request for acquisition had been made by the DIC on March 31, 2008, Shinsei Bank acquired all of the said preferred shares. The Bank then issued 269,128,888 common shares* in exchange for the relevant preferred shares based on the current exchange price of 360 yen.

* 269,128,888 commons shares is calculated by multiplying 74,528,000 Series 2 Class-A preferred shares by the subscription price per preferred share of 1,300 yen divided by the current exchange price of 360 yen per preferred share (269,128,888 = 74,528,000 X (1,300/360)).

2. Details of the change

(1) Name of the shareholder affected by the change

(i) Name	Deposit Insurance Corporation of Japan
(ii) Address	Shin-Yurakucho Bldg., Yurakucho 1-12-1, Chiyoda-ku, Tokyo
(iii) Governor	Shunichi Nagata
(iv) Major business	Operating Japan's deposit Insurance system

(2) Number of common shares and voting rights and ratios to total common shares and voting rights, before and after the change

Name of the shareholder: Deposit Insurance Corporation of Japan

	Number of voting rights (Number of common shares)	Ratio of the voting rights to total voting rights[a,b,c]
Before the change	-	-
After the change	269,128 (269,128,888 shares)	13.70%

(a) Number of total outstanding common shares as of March 31, 2008: 2,060,346,891 shares

(b) Number of non-voting shares to be deducted from total outstanding common shares for calculating ratio of th voting rights to total voting rights: 96,582,891 shares

(c) 269,128 / (2,060,346 - 96,582) = 13.70%

(3) Date of change

March 31, 2008

3. Reference information: Number of common shares held by the Resolution and Collection Corporatio ("RCC") and Deposit Insurance Corporation of Japan ("DIC")

	Number of voting rights (Number of common shares)	Ratio of the voting rights to total voting rights[a,b,c]
RCC	200,000 (200,000,000 shares)	10.18%
DIC	269,128 (269,128,888 shares)	13.70%
RCC and DIC	469,128 (469,128,888 shares)	23.89%

(a) Number of total outstanding common shares as of March 31, 2008: 2,060,346,891 shares

(b) Number of non-voting shares to be deducted from total outstanding common shares for calculating ratio of th voting rights to total voting rights: 96,582,891 shares

(c) 469,128 / (2,060,346 - 96,582) = 23.89%

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and servic to both institutional and retail customers based on a three-pillar strategic business model comprising institutional bankin consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basi (as of December 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and BankSpots (as of February 2008) in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency i all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term prof growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



SHINSEI BANK

Interim Report 2007

Six Months Ended September 30, 2007

Better Together



Given the challenges that we faced in fiscal year 2006, it was imperative that we draw upon our collective strengths in fiscal year 2007. We have many–our proud heritage, our talented people, our specialized skills, our unwavering determination. We are pulling together in new ways with a shared goal of serving the needs of all our stakeholders. We have been confronted with a challenging market environment and have had to make difficult decisions to position ourselves for long-term growth. We continue to develop and deliver innovative products, services and solutions by focusing on our customers, working across our businesses and collaborating with our partners. The events and activities highlighted in this report exemplify Shinsei Bank's potential when we work together. They show how we can be "Better Together."



Businesses

We serve a broad range of customers through our three strategic business pillars: Institutional Banking, Consumer and Commercial Finance and Retail Banking. Though each business pillar retains specialist expertise tailored to specific customer and market segments, there is enormous added value to be gained by combining these areas of expertise to capitalize on new business opportunities that transcend a single market or to take advantage of first sales (cross-selling) opportunities among businesses. As a result, we are actively engaged in identifying such opportunities and generating new sources of revenue.



Customers

At Shinsei the customer experience is of paramount importance. Our value proposition is to understand our customers' needs so that we can provide them with the most appropriate solutions. In Institutional Banking this means that our relationship managers and product specialists must work together to obtain in-depth knowledge of our customers' business and market environment. In Consumer and Commercial Finance, we work closely with our merchant network to satisfy not only their own business needs but also the needs of their individual customers. Our Retail Banking business continues to lead the way with innovative products and services delivered through convenient channels to empower customers to choose how they want to do business with us.



Partners

We are a different kind of bank which primarily focuses on profitable and sustainable growth rather than size or market share. For this reason, partnerships play a fundamental role in the development of our business and are a key contributor to our success. We partner with regional banks and local financial institutions to expand our reach and deliver better products and services to customers. We actively partner with value-adding institutions that enable us to expand our business both in Japan and overseas. Of utmost importance, we partner with organizations which allow us to contribute to the communities in which we operate to promote a sustainable environment for all our stakeholders.

Profile (Consolidated)

(As of September 30, 2007)

Establishment	December 1952
Total Assets	¥12,423.4 billion
Loans and Bills Discounted	¥5,456.5 billion
Securities	¥2,368.5 billion
Deposits and Negotiable Certificates of Deposit	¥5,870.6 billion
Debentures	¥686.5 billion
Total Equity	¥934.6 billion
Total Capital Adequacy Ratio	12.4%
Tier I Capital Ratio	7.6%
Number of Employees	
Shinsei Bank	2,358
Shinsei Bank and Consolidated Subsidiaries	4,750
Outlets and Branches:	
Domestic	43 outlets, including 36 Shinsei Financial Centers (30 Branches and 6 Annexes), 2 Platinum Centers (with Annexes) and 5 BankSpots (3 Annexes and 2 with other Annexes)
Overseas	1 Branch

Financial Highlights

Shinsei Bank, Limited, and Consolidated Subsidiaries
As of or for the six months ended September 30, 2007 and 2006

	Billions of yen		Millions of U.S. dollars[2]
	Sept. 30, 2006 (6 months)	Sept. 30, 2007 (6 months)	Sept. 30, 2007 (6 months)
For the period:			
Net interest income	¥ 51.7	¥ 56.5	$ 490.2
Net fees and commissions	22.2	23.1	201.1
Net trading income	11.2	7.2	62.7
Net other business income	53.1	51.6	448.2
Total revenue	138.3	138.6	1,202.2
Net income	38.8	23.1	201.1
Cash basis net income[3]	47.6	28.7	249.3
Balances at end of period:			
Loans and bills discounted	¥ 4,781.4	¥ 5,456.5	$ 47,329.2
Total assets	10,433.6	12,423.4	107,758.2
Deposits and negotiable certificates of deposit	4,945.7	5,870.6	50,920.6
Debentures	758.8	686.5	5,955.3
Total liabilities	9,422.9	11,488.7	99,651.3
Total equity[4]	1,010.7	934.6	8,107.0
Total liabilities and equity	¥10,433.6	¥12,423.4	107,758.2
Per share data:	Yen		U.S. dollars
Common equity[4]	¥ 383.20	¥ 352.71	$ 3.06
Fully diluted equity[4][5]	411.58	354.04	3.07
Basic net income	27.19	15.72	0.14
Diluted net income	19.54	12.72	0.11
Dividends paid per common share	1.66	—	—
Cash basis per share data:	Yen		U.S. dollars
Basic net income	¥ 33.55	¥ 19.57	$ 0.16
Diluted net income	23.96	15.77	0.13
Ratios:	%	%	
Return on assets[6]	0.8	0.4	
Return on equity (fully diluted)[4][7]	9.7	7.2	
Total capital adequacy ratio	13.5	12.4	
Tier I capital ratio	8.3	7.6	

Notes:
(1) Since all yen figures have been truncated rather than rounded, the totals do not necessarily equal the sum of the individual amounts. U.S. dollar figures and ratios have been rounded.
(2) Unless otherwise specified, dollar figures in this annual report refer to U.S. currency and are presented solely for the readers' convenience. U.S. dollar figures are translated at ¥115.29=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on September 30, 2007.
(3) Cash basis net income is calculated by excluding impairment and amortization of goodwill and intangible assets, net of tax benefit, from net income (loss) under Japanese Generally Accepted Accounting Principles.
(4) In December 2006, the Accounting Standards Board of Japan published a new accounting standard for the presentation of shareholders' equity which is effective for fiscal years ended on or after May 1, 2006. Under this accounting standard, certain items which were previously presented outside of shareholders' equity are now presented as components of equity.
(5) Fully diluted equity per share is calculated by dividing equity at the end of the periods presented by the number of common shares that would have been outstanding had all securities convertible into or exercisable for common shares been converted or exercised with an applicable conversion or exercise price within the predetermined range at the end of the period.
(6) Return on assets is calculated by dividing net income by the average of total assets at the beginning and end of the period presented.
(7) Return on equity (fully diluted) is calculated by dividing net income by the average of fully diluted equity at the beginning and end of the period presented.

Contents



Summary of Events

2007	April	Shinsei Servicing Company (Shinsei Servicer) received "Above Average" CMBS Servicer Ranking from S&P
		Achieved two million retail accounts
		Assigned business from UNICO Corporation (through Showa Leasing Co., Ltd.)
	May	Completed sales of all shares of Life Housing Loan Co., Ltd. to Sumitomo Trust & Banking Co., Ltd.
	July	Launched new "Shinsei Platinum Services"
		Determined the exchange price for the mandatory acquisition of Series 3 Class-B preferred shares
		Reached an agreement with Japan Asia Investment Co., Ltd. ("JAIC") to form a business partnership and subscribed to its private placement of new shares
	August	Acquired and canceled Series 3 Class-B preferred shares
		Established a joint venture engaged in investment management with UTI International Ltd.
	September	Launched securities brokerage services in partnership with Shinsei Securities Co., Ltd.
	October	Made strategic investment in Duff & Phelps Corporation and signed Referral Agreement
	November	Subscription to SHINKI Co., Ltd. ("Shinki") rights offering of new shares

Forward-Looking Statements
This interim report contains statements that constitute forward-looking statements. These statements appear in a number of places in this interim report and include statements regarding our intent, belief or current expectations, and/or the current belief or current expectations of our officers with respect to the results of our operations and the financial condition of the Bank and its subsidiaries. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Our forward-looking statements are not a guarantee of future performance and involve risks and uncertainties. Actual results may differ from those in such forward-looking statements as a result of various factors.

To Our Shareholders, Customers and Employees



Turning Challenges into Opportunities

Over the last couple of months we have experienced turbulent times in the banking industry, not just in Japan, but around the world. Shinsei Bank too faced its share of challenges in the first half of fiscal year 2007. Nonetheless, we have returned to profitability and the outlook for our core businesses remains positive. Our balance sheet and capital ratios reflect our continued financial strength. By quickly and decisively addressing the issues in the consumer finance industry, we are focusing on turning challenges into opportunities and have positioned the Bank to return to profitability for the full fiscal year 2007. We remain committed to growth going forward based on our three-pillar business strategy.

Fiscal Year 2007 Interim Results

Shinsei Bank reported consolidated net income of ¥23.1 billion in the first half period ended September 30, 2007, compared to ¥38.8 billion in the same period of the previous fiscal year. Total revenues were flat year on year as the steady performance of Institutional Banking balanced the lower revenues in the Consumer and

Commercial Finance and Retail Banking business lines. Higher net credit costs due mainly to higher credit provisions in Institutional Banking related to our exposure to the U.S residential mortgage market and to a lesser extent due to higher credit costs in Consumer and Commercial Finance were partly offset by gains from the sale of Life Housing Loan Co., Ltd.

Three-Pillar Strategy Driving Diversified Growth

Shinsei Bank's business strategy is based on a three-pillar model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. These pillars are supported by a strong risk-management capability, an advanced technological platform and world-class corporate governance and compliance practices. Each pillar is in a different growth phase and confronts contrasting challenges and opportunities. In Institutional Banking, currently the largest contributor to earnings, we are focusing on profitability by building a sustainable customer-driven earnings base. In Consumer and Commercial Finance, we are laying the groundwork for the emergence of a next-generation model for this industry in Japan. Still in the early stages of its life cycle, Retail Banking's contribution remains small. But we are now putting more resources into consultation services and working to increase product penetration and customer profitability.

Institutional Banking Business: Better Together

At Shinsei Bank, Institutional Banking has developed into a successful hybrid model that combines the functionality and broad customer network of a commercial bank with the innovation and agility typical of an investment bank. We are focusing on being "better together" as we build on the success we have achieved so far

We are "better together" as we work with domestic and global customers to build loyalty and improve the quality and long-term reliability of earnings in this business. This makes us a partner when our customers craft their financial strategies, giving us a clear advantage over the competition. That in turn leads to increased product penetration and profitability.

We are differentiating ourselves from domestic competitors by working "better together" with partners in Japan, Europe, Southeast Asia and North America to provide superior products and services to our Japanese customers. This is one way we build our "value proposition."

Finally, our relationship managers are working "better together" with our customers, including corporations, financial institutions and the public sector, to more clearly understand their increasingly sophisticated needs. Shinsei Bank's product specialists are also collaborating closely with customers to provide them with the best possible solutions. This integrated approach is producing impressive results products such as non-recourse lending, credit trading, securitization and asset management show strong potential for earnings growth.

Challenging Times in Consumer and Commercial Finance Business

Our Consumer and Commercial Finance business complements the Institutional Banking and Retail Banking strategic pillars by expanding our customer base and providing new outlets for our innovative products and services.

This business focuses on both individuals and companies in the consumer finance, commercial finance and specialty property finance markets. The Shinsei Bank Group includes APLUS, an installment sales credit company; Shinki, a consumer lender; Showa Leasing, a general and automobile leasing company, and Shinsei Property Finance, a real estate lender.

Certainly, these are difficult times for the consumer finance industry. But we believe we can turn these challenges into opportunities going forward as the industry rationalizes. Shinsei Bank's consumer finance strategy remains firmly focused on providing cutting-edge financial solutions for merchant partners through APLUS, using this platform to expand the consumer credit offerings of Shinsei Bank and other partner banks Furthermore, efforts at APLUS to reduce expenses through such means as a voluntary retirement program initiated in fiscal 2006 have also started to bear fruit.

We believe this kind of partnership will be a winning combination. By working closely with our subsidiaries in Consumer and Commercial Finance, we intend to be the game changers in this industry.

Exceeding Expectations in Our Retail Banking Business

Our Retail Banking business faces increasing competition from traditional domestic players and new entrants from overseas. But we are well positioned to exploit the opportunities in this business going forward. The Shinsei brand is strong in retail—we are still ahead of the competition on the Internet, where the ease and innovativeness of our online banking services set the standard. We also benefit from important synergies with our consumer finance business. By leveraging our customer-friendly and increasingly profitable—products and services, Shinsei Bank is turning retail into an important driver for future growth.

Shinsei Bank's Retail Banking franchise continues to attract new customers at an impressive rate and assets under management and housing loans have posted significant growth. As of September 30, 2007, we have more than two million accounts and we are adding more every day The reason, we believe, is our intense focus on exceeding our customer's expectations over and over again We've been No 1 in customer satisfaction for three years in a row in a survey by the *Nihon Keizai Shimbun*, Japan's most read business daily. This July, we were ranked second, up from twentieth place last year, in a survey of "Retail Strength in Banking" in another widely watched survey by the same newspaper.

Of course, we continue to improve our retail banking operations. We are reducing our dependency on structured deposits by focusing on other segments of our product line-up, including housing loans, foreign mutual funds and insurance products to meet the increasingly sophisticated needs of our customers.

More recently, in October 2007, we launched an advertising campaign aimed at helping customers manage their money more effectively. The goal is to raise Shinsei Bank's profile as Japan's "best financial advisor." By focusing on our customers, we plan to continue to exceed their expectations.

Building a Great Brand

Over the past seven years, we have established Shinsei Bank as a very different kind of bank in Japan by creating a new "brand." The Shinsei "brand" is an icon for customers looking for a financial services partner, not just another bank. The Shinsei brand embodies the promise that we make to our customers: the promise of ease and convenience, the promise of innovative products and services, the promise of trust and integrity and the promise of partnership This is what makes us unique amongst our competitors. It is why more and more customers choose us and it is why we consistently win awards for customer satisfaction. Customers recognize that we have "changed the game" in Japan's financial services industry.

In June 2006, the senior management team decided that we needed to do even more to strengthen the Shinsei brand and to apply the brand principles that have been so successful in the past to all member companies in the Shinsei Group, including APLUS and Showa Leasing. This decision led to the formation of a group-wide project team which was given a mandate to create a single "Brand Idea" that could be applied across the group and that would provide a common statement of purpose to all employees, no matter which part of the organization they work in. With all employees rallied behind this single Brand Idea, a single set of promises, our belief then and now is that Shinsei Bank can further differentiate itself and occupy a unique position on the competitive landscape.

To Our Shareholders, Customers and Employees

A Different Kind of Bank Offering a Unique Value Proposition to Customers

The current turmoil in the banking industry may take some time to settle. A sound business model and a steady hand are critical in times like these. That's why Shinsei Bank's experienced management team, its best-in-class corporate governance and compliance standards and its clear three-pillar business strategy are important assets as we work through this period. So is our solid balance sheet and our unique combination of expertise and innovative products and services. We are well positioned to look for ways to turn the current challenges into opportunities and that's exactly what we are doing. Of course, our commitment to our customers will remain the foundation of our business. So will our commitment to changing the game in Japanese banking, in every one of our businesses. We would like to sincerely thank our customers for their continued business, our shareholders for their generous support and guidance and our employees for their important commitment.

December 12, 2007





Thierry Porté
President and CEO

Junji Sugiyama
Chairman

Shinsei Vision and Values
Strengthening Corporate Culture


Vision

We are Japan's preeminent financial services firm, delivering trusted solutions to grow sustainable value with our customers, our employees and our shareholders


Values

Customer Focus

We provide unparalleled solutions with speed and agility based on our customers' evolving needs

Integrity

We demand uncompromising levels of integrity and transparency in all of our activities

Accountability

We are accountable for results, including the sound application of risk management, compliance, control and customer protection

Teamwork

We connect people and resources to provide exceptional customer solutions and sustain a culture where employee ideas are respected and valued

Community

We are committed to the development of our employees, our customers, and our shareholders, and will serve the communities in which they live

Every action at Shinsei Bank is focused on strengthening a corporate culture that values and respects individual efforts and ideas, and connects people and resources to provide exceptional solutions to our customers. Speed and agility in execution are keys to our success and must be matched by uncompromising integrity in everything we do. We continue to work to ensure that each employee understands Shinsei's Vision and Values and is rewarded for actions that advance our efforts to better serve our customers. As our Vision and Values increasingly align with employee actions, we see employees reaching beyond narrower career concerns to embrace broader Bank and customer interests.

Shinsei Bank's Three-Pillar Business Strategy


Institutional Banking
Risk Management
Compliance
Corporate Governance
Technology

A Business Model Organized Around the Customer

Our business model is strategically organized around three pillars: Institutional Banking, Consumer and Commercial Finance and Retail Banking. These three business pillars cover a broad range of product and customer segments which provide the Bank with a diversified source of revenue streams. An advanced technological infrastructure, best in class corporate governance, compliance and risk management capabilities provide flexibility, scalability and speed to market, while close interaction across the different businesses generates both revenue-earning and cost-reducing synergies through referrals, joint customer solutions and resource sharing

Institutional Banking

- Unique hybrid commercial and investment banking model
- Value-added products and services
- Integrated product specialist and relationship manager teams providing innovative solutions

Consumer and Commercial Finance

- Implementation of Shinsei's expertise
- Synergies with Institutional Banking and Retail Banking businesses
- Organic growth and opportunistic strategic acquisitions

Retail Banking

- Customer-friendly products and services
- Strong brand recognition
- Customer focused "bricks-and-clicks" distribution model

Institutional Banking

Better Together to Leverage Partnerships



Our Institutional Banking operations face a highly competitive business environment. To best compete, we strategically organize our business around the customer to promote loyalty and profitability. Our unique hybrid commercial and investment banking model brings together product specialists with global experience and customer relationship managers with strong, long-standing relationships. We are better together by working with key customers as long-term partners provides us the best way to improve the quality and recurrence of earnings in this business.

In the first half of fiscal year 2007, the Institutional Banking business earned revenue of ¥58.7 billion, which is a 6% growth or ¥3.4 billion higher than the same period a year ago. We continue to pursue profitable opportunities and working together within the Shinsei Bank Group and with our international partners, we are better together as one team to provide the best solutions for our customers.

Better Together with our Customers

Corporations

In addition to more traditional banking products and services, our corporate relationship management teams have been offering an increasingly diverse range of innovative and value-added financial solutions. Our focus on working closely with key customers enables us to understand their needs more comprehensively and positions us to offer the most appropriate solutions to meet their needs. Through everyday business activities, our relationship managers determine the various needs of customers and work across our various product groups to find the best solutions.

Financial Institutions

We successfully leverage our strong and long-standing relationships with regional banks and local financial institutions which have been cultivated since the days of The Long-Term Credit Bank of Japan by performing various businesses such as providing a wide range of financial and investment products and solutions for balance sheet restructuring. We collaborate with our partners on projects to provide financial products for retail business and corporate revitalization. These partnerships are a fairly unique approach in the Japanese market. Our partners provide us with an important channel to expand our distribution capability and customer relationships, enabling us to offer our products to a broader customer base.

Public Sector

With the on-going financial reforms taking place in the Japanese government, the public sector is diversifying its capital procurement methods. We have placed increasing importance on addressing the needs of our long-standing customers in the public sector, who require alternative sources of funding and new financing solutions. Our Public Sector Finance Sub-Group provides a wide range of solutions to nation-wide customers such as governmental agencies, municipalities and affiliated associations.

Better Together to Provide Innovative Solutions

To enhance customer loyalty, which leads to increased product penetration and profitability, we focus on leveraging our expertise to provide value-added solutions. Our various product specialists work closely together with relationship managers and Shinsei Bank Group partners, both domestic and overseas, to provide products and services such as non-recourse lending, credit trading, securitization, and asset management that offer strong earnings growth potential.

Loan Business

Loan demand from both new and existing corporate customers led to asset growth in Institutional Banking without compromising asset quality. Though there is market compression of lending margins, we continue to price loans based on adequate risk-return hurdle rates. We also are a leader in non-recourse lending including a full scale entry into the healthcare industry and we are active in syndicated lending, project finance and leveraged lending

Securitization and Credit Trading

The quality and innovation of our securitization and credit trading operations have established the

Shinsei Bank Group as a leader in what have now become core businesses. As the securitization market has evolved in Japan and competition has intensified, we have increasingly focused on developing new asset classes to diversify revenue streams. We continue to provide premium service in a broad array of areas, ranging from servicing of non-performing loans (NPLs) to primary, back-up and special servicing for securitization schemes. Though this business continues to perform strongly during fiscal year 2007, growth prospects may be impacted as the Japanese economy recovers. The expansion of our NPL workout and credit trading business in markets outside Japan should more than compensate for this impact.

Capital Markets Distribution
To offer our customers a broader range of innovative solutions, we have been boosting our capital markets capability both at the Bank and at our subsidiary, Shinsei Securities Co., Ltd. Our capital markets activity, including foreign exchange, interest-rate and credit derivatives, equities and equity derivatives, continues to be largely customer driven. We are actively marketing to a wide variety of financial institutions, corporate, public sector and wealth management customers. Given the breadth of our customer relationships, we are very optimistic about the future potential of these markets businesses.

Corporate Advisory and Revitalization Business
As we seek to deepen our relationships with key customers, we are building our advisory service capability and gaining traction in the sector. By *leveraging our hands-on experience and know-how*, we help customers strengthen their financial fundamentals and improve asset efficiency by restructuring their businesses through such measures as divestitures and acquisitions.

Wealth Management
Our Wealth Management Division, a joint venture with Retail Banking, is focused on high net worth individuals and owners of small and medium-sized companies to provide innovative solutions for both their personal and business needs.

Asset Management
We believe that we can best serve the asset management needs of our customers by offering "best in class" asset management solutions. We leverage our global relationships with leading Asian, European and U.S. asset management companies to deliver advanced, unique investment products to both institutional and retail customers through the Bank's own distribution channels and local partners such as regional banks.

Our investment trust and investment advisory subsidiary, Shinsei Investment Management Co., Ltd., carefully selects investment products through a rigorous process of identification, analysis and evaluation, from a wide range of global and domestic products based on customer demand. We also have a strategic partnership with India-based UTI Asset Management Company Pvt., Ltd. to distribute India-specific investment products to investors in Japan.

We expect to generate synergy between Shinsei Bank and Shinsei Securities by transferring the sales channel for corporate customers to Shinsei Securities and cooperating in its various product line-ups.

Better Together with International Partners

We set ourselves apart from the local competition by leveraging our global capabilities and forming alliances and partnerships with a number of distinguished regional and global financial institutions.

Shinsei International Limited, based in London, is geared primarily to the needs of Japanese customers. Leveraging the Euromarket, Shinsei International structures and arranges securitization *and structured financial products, which are* distributed through Shinsei Securities.

In August 2007, we joined hands with UTI International Ltd., this time to form a joint venture, UTI International (Singapore) Pte. Ltd., for the purpose of engaging in investment management distribution of financial products in the Southeast Asian region.

In September 2007, the Bank made a strategic investment in Duff & Phelps Corporation, a leading U.S. provider of independent financial advisory and investment banking services. We also entered into a referral agreement with Duff & Phelps to introduce their unique portfolio of products and services to our customers in Japan and overseas.



Consumer and Commercial Finance (CCF) serves three markets: consumer finance, commercial finance and specialty property finance and caters to the needs of both consumers and businesses. This business complements our other two business pillars by expanding our range of products and services and broadening our customer base while providing opportunities for leveraging revenue and cost synergies within the Bank. We have developed this business by acquiring and incorporating a number of "non-bank" subsidiaries or affiliates which, as key partners, have become an integral part of the Shinsei Bank Group, rather than just a collection of associated companies. By working closely together with these subsidiaries, we are leveraging the same core competencies already proven effective in our Institutional Banking and Retail Banking businesses.

The business performance for the first half of fiscal year 2007 was largely in line with expectations. The "business as usual" results were on or ahead of budget for all CCF consolidated business units and the material one-time events were offsetting in nature--namely the gain on the sale from the disposition of Life Housing Loan Co., Ltd. (Life Housing Loan), in May 2007 and the additional provisioning recorded at SHINKI Co., Ltd. (Shinki), an equity-method affiliate, for the period ended September 2007.

The business environment for consumer lending remains uncertain as industry participants carefully monitor the trend of excess interest claims and await further regulatory clarity regarding the specific implementation of the recently approved legislation. Shinsei's consumer finance strategy remains focused on delivering leading sales finance solutions for merchant partners through our subsidiary APLUS Co., Ltd. (APLUS) as well as leveraging the same APLUS platform to expand both Shinsei Retail Bank's and other partner banks' consumer credit offerings. Any other Shinsei activity in this market will be in support of this approach.

APLUS
APLUS provides installment sales credit, credit cards, consumer loans and guarantee/collection services to individuals either through merchant partners or directly. APLUS has established deep and long-standing relationships with many merchant partners and strives to work closely with them to grow the business together.

In response to the changes facing the consumer finance industry, APLUS accelerated its efforts to execute a fundamental business transformation and has successfully undertaken significant cost reduction measures in fiscal year 2006. APLUS is focused on a new, sustainable business model and the transformation of its earnings structure which is already in evidence during fiscal year 2007. The company is showing clear signs of a recovery in what continues to be a very difficult operating environment for consumer finance and shinpan companies. Key observations regarding the APLUS first half performance include:

- Revenues were in line with expectations, down 3% versus the first half of fiscal year 2006 due primarily to the accommodation with the Interest Limitation Law and the proactive reduction of business with the door-to-door sales merchant base (so called Tokushoho merchants).
- Expenses were down over 17% during the same period due to the business restructuring undertaken late in fiscal year 2006. This increased efficiency more than offset the lower revenues and produced ordinary business profit growth of over 17%.
- Credit costs were up in the first half period largely due to the lower level of collections in late fiscal year 2006 (connected in part with the restructuring program) which produced *delinquent accounts that migrated to losses* during the first half of this year. However the asset quality is improving and this is anticipated to produce a positive trend in credit costs for the balance of this fiscal year.
- Costs from excess interest or grey zone losses were up sharply early in the period, but have seen a flattening trend from the summer months through September end. Given this trend, the associated reserves for the first half roughly equal the amount of losses incurred during the period.
- Lastly, APLUS enjoyed a one-time gain on the sale of shares held in an affiliated company which helped to offset the higher credit costs.

Shinki
Shinki, a 36.4% owned equity-method affiliate, currently offers white zone consumer loans to individuals and small- and medium-sized enterprise owners. Like APLUS, Shinki has responded to the challenges facing the consumer finance industry by making significant provisions, enhancing efficiency and accelerating the transformation of its business model. Shinki's operating expenses were down over 30% versus the same period of the prior fiscal year. And despite the flattening trend for excess interest claims during the second quarter, Shinki has taken significant additional provisioning in the first half of this fiscal year in support of management's forecast that any impact of a consumer credit squeeze and all anticipated future grey zone claims are fully provisioned ensuring positive business profitability going forward.

In September 2007, Shinki announced that it was intending to raise additional capital through a rights offering to all shareholders. On November 27, Shinsei announced its application to subscribe to the rights offering to support Shinki's business through the raising of capital that is scheduled to be completed in December.

Showa Leasing
Showa Leasing Co., Ltd. (Showa Leasing), is a leading general and automobile leasing company with a strong heritage and significant customer base across Japan. Showa Leasing operates from an attractive small and medium-sized business platform delivering a growing number of financial products and services. Over 350 sales representatives provide leasing and installment sales to approximately 45,000 business customers and over 820 dealer partners.

Showa Leasing is focused on expanding its position in the domestic leasing market through its strong relationship with the Resona Group as well as expanding its relationships with other business origination partners including Shinsei Bank.

Working together, Shinsei Bank and Showa Leasing concluded a sponsorship agreement with UNICO Corporation (UNICO) to revitalize their business in February 2007. The business now operates as SS Solutions and has already been contributing to Showa Leasing and Shinsei during its initial five months. In July 2007, Showa Leasing acquired the remaining non-Shinsei shares of Shinsei Business Finance from the NIS Group Co., Ltd., and will look to realize both revenue and expense synergies through further integration of that business operation.

Specialty Property Finance
Until May 2007, Shinsei Bank was active in specialty property finance through two group companies, Shinsei Property Finance Co., Ltd., and Life Housing Loan. Shinsei Property Finance provides real estate secured loans for individuals and small property development loans to the micro-business market.

As there were few additional synergies that could be generated between Life Housing Loan and other areas of the Shinsei Bank Group going forward, we divested this subsidiary in May 2007.

Exclusive of the sizeable gain on the sale of Life Housing Loan, Shinsei Property Finance had a solid performance during the first half of the fiscal year 2007 with record revenues, operating business profit and net income.



Shinsei Bank's Retail Banking business is recognized as a source of financial services that are one step ahead of everyone else. We have recently taken more actions that further enhance convenience for customers. We expanded the *Shinsei Platinum Services*, opened more offices and a new call center, enlarged the ATM network and made many other improvements. In addition, we are constantly upgrading our product lineup and consulting capabilities. Due to these initiatives, Shinsei Bank was ranked second overall in the *Nihon Keizai Shimbun*'s third survey of "Retail Strengths in Banking," up from twentieth place last year. Moreover, we were first overall in the Kansai region based on questionnaires returned by financial institution users in the region. In September 2007, we started a financial product through an alliance with Shinsei Securities. Through collaboration with Shinsei Bank Group companies in other fields, we are determined to become Japan's leading retail bank from the standpoint of customers.

In the first half of fiscal year 2007, sales of investment trusts and insurance policies were much higher compared to the same period of the previous fiscal year. In addition, we expanded our product selection. However, this growth was not enough to offset the impact on earnings from the drop in structured deposits. From a long-term perspective, we took actions aimed at becoming the "best financial advisor" for our customers. Most significantly, we expanded the lineup of *Shinsei Platinum Services* and forged an alliance with Shinsei Securities that allowed us to start selling structured bonds at our branches as an intermediary. Through these measures, we continued to strengthen our selection of exclusive asset management services. We remain committed to diversifying and reinforcing our profit structure while achieving even greater customer satisfaction.

Becoming the Best Bank for Asset Management Services

Five-Minute Asset Management Manual
We started an advertising campaign in October 2007 that targets the demand for asset management services among retirees who are making plans for their retirement years. "Please give Shinsei Bank five minutes" is the main message. This campaign stresses the need for wise asset management in order to lead a fulfilling life after retirement. The message encourages individuals to read a Shinsei Bank publication called *"Managing Your Own Money: A Five-Minute Reader"* that explains the need to manage assets wisely. Included are ideas for techniques to seek asset growth while limiting risk. Our objective was to create a manual that will make people start thinking about the importance of asset management.



"Managing Your Own Money: A Five-Minute Reader"

Shinsei Platinum Services
We started offering a new *Shinsei Platinum Services* in July 2007 to customers who meet certain requirements. Eligible customers receive a Shinsei Platinum Card, higher interest rates on six-month and one-year yen time deposits and many other benefits. For example, customers can make an overseas remittance once a month at no charge and pay nothing for the first visit to a financial planner.

Financial Product Brokerage Service through Shinsei Securities Alliance
Through an alliance with our wholly owned subsidiary Shinsei Securities, we started offering customers brokerage service in September 2007. At most Shinsei Bank branches, customers can use this service to purchase structured bonds and foreign bonds. We plan to enlarge the lineup of products to target an even broader spectrum of asset management requirements.

Furthermore, we will use this alliance to capture synergies with other members of the Shinsei Bank Group. The objective is to use all Group resources to add even more value to our products and services.

The Shinsei Fullerton VPIC Fund
Shinsei Bank began accepting investments in September 2007 in the newly established Shinsei Fullerton VPIC Fund. Established by wholly owned subsidiary Shinsei Investment Management Co., Ltd., the fund will maintain a balanced portfolio of equity investments in Vietnam, Pakistan, India and China. The objective is to generate earnings from a long-term perspective. This fund is one way to meet the needs of investors who want to diversify their portfolios by adding exposure to the rapidly growing economies of these four countries.

Offering Security and Convenience

Security Measures
We understand the importance of providing our customers with effective risk controls when delivering our services. Security concerns in Japan prompted the Bank to introduce *PowerYokin*. This is a yen deposit that allows customers the flexibility to make withdrawals in the same manner as they do with savings deposits but offers greater security against fraudulent ATM cash withdrawals.

From September 2005, we decreased the default withdrawal limit at domestic ATMs to ¥500,000 per day to promote customer account safety through stringent security measures. From October 2006, we also decreased the default withdrawal limit for overseas ATMs to ¥100,000 per day. Our website's "Shinsei Security Center" also provides easy-to-understand security information.

In addition, we introduced a Shinsei *PowerDirect* Security Code Card for Shinsei *PowerDirect* (Internet banking) in order to improve the safety of our customers' log-in procedures through a random number security code.

Kashiwa Financial Center Opens
Shinsei Bank opened a Financial Center in May 2007 in Kashiwa, Chiba prefecture, on the outskirts of Tokyo. Customers can visit the center from 11AM to 7PM every day except Sunday. In addition to opening accounts, individuals can use the center for asset management consulting. Financial consultants will prepare a personalized plan and selection of investments based on the individual's knowledge, experience, objectives and financial position.

New Call Center in Fukuoka
Shinsei Bank began operations at its second call center in June 2007. Located in Fukuoka, the largest city in Kyushu, the new facility shortens waiting times for customers by increasing capacity. Our other call center is in Tokyo.

ATM Agreement with Miura Fujisawa Shinkin Bank
Starting in September 2007, customers of Shinsei Bank and Miura Fujisawa Shinkin Bank can use the ATMs of both banks. Shinsei Bank customers who hold a *PowerFlex* cash card can use the ATMs of Miura Fujisawa Shinkin Bank to check balances and make withdrawals at no cost (fees are refunded afterward).

PlaNet Finance Japan
Since 2005, Shinsei Bank has supported the launch and development of PlaNet Finance Japan through financial and in-kind support. PlaNet Finance Japan's main objective is to mobilize Japan's human, technological and financial resources in support of the global microfinance movement. Its activities include raising awareness and education about microfinance to stakeholders in Japan and the development and implementation of microfinance projects in developing countries with the support of partners representing Japan's public and private sectors.

In July 2007, Thierry Porté, President and CEO of Shinsei Bank participated in a symposium hosted by *Nihon Keizai Shimbun* on the eradication of poverty and Japan's role in this effort. The panelists included the 2006 Nobel Laureate and Grameen Bank Managing Director Dr. Muhammad Yunus, President of JICA Sadako Ogata, President of JBIC Kyosuke Shinozawa and Mr. Porté, the only CEO representing the private sector. Mr. Porté commented on how microfinance is one of the most successful tools for fighting poverty and the role of the private sector in achieving the UN Millennium Development Goals through proactive engagement in multi-stakeholder partnerships.

2007 ACCJ Symposium on Women in Financial Services
As part of Shinsei Bank's ongoing commitment to fostering and promoting women in financial services and focus on the larger theme of diversity and inclusion, the Bank underwrote this event in October 2007 as a Gold Sponsor and sent delegates to participate in workshop sessions.

Shinsei Bank has one of the highest female manager ratios in the Japanese banking sector and is continually making strides to retain female employees; with a 90% post-maternity employee return-rate, giving Shinsei one of the highest retention rates in Japan.



"Alleviating Poverty and the Role of Japan," Nihon Keizai Shimbun symposium, July 9, 2007

Special Olympics Nippon
We have been a "Premium Sponsor" of Special Olympics Nippon ("SON") for the third year, which provides year-round sports training and athletic competition opportunities to those who are intellectually challenged. Shinsei Bank supports SON through sponsorship; sending employees to SON tournaments; in-kind donations through offering our venues for press conferences, meetings and hosting special events like their annual Christmas Party.

Hands on Tokyo
In September 2007, Shinsei Bank participated in a "Day of Service" project held by Hands on Tokyo (HOT), a bicultural, bilingual grassroots affiliate of U.S.-based Hands on Network, which creates and manages 50,000 projects a year. Through our collaboration with HOT, Shinsei employees participated in a total of three activities for NPOs that included Second Harvest Japan, where employees disseminated food collection information opportunities to the homeless; participated in a festival at the Sakuragawa Senior Home, a senior home for the elderly and disabled; and helped rebuild a playground for children coming from troubled families, who live at the Saiseikai Hospital Nursery.

Financial Section

The following discussion should be read in conjunction with our consolidated and non-consolidated financial statements prepared in accordance with generally accepted accounting principles in Japan ("Japanese GAAP") for banks, including the notes to those financial statements, included elsewhere in this interim report. Except as otherwise indicated, the financial information in the following discussion is based on our consolidated financial statements.

In this section, except where the context indicates otherwise, "we" or "our" means Shinsei Bank, Limited, and its subsidiaries and affiliates accounted for by the equity method, and "Shinsei" or "the Bank" refers to Shinsei Bank alone.

Financial and operational data that are stated in multiples of ¥0.1 billion have been truncated. All percentages have been rounded to the nearest 0.1%.

Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Shinsei Bank, Limited is a leading diversified financial institution in Japan. We are bringing innovative banking practices to the Japanese market with a business model based on three strategic pillars: Institutional Banking, Consumer and Commercial Finance and Retail Banking. These three pillars cover a broad range of products and customer segments which provide us with diversified revenues. We believe our unique history and business strategy have made us more global than local financial institutions in Japan and more local than foreign financial institutions having a presence in Japan.

Our focus is to grow sustainable revenues by offering innovative products and solutions to meet the needs of our customers. The scope and synergies of our innovative, customer-focused, three-pillar business model consist of:

- *Institutional Banking*, which is organized around product specialists and relationship managers working closely together to leverage our long-standing customer relationships and to increase the number of products per customer;
- *Consumer and Commercial Finance*, which provides consumer finance, commercial finance and specialty property finance to both consumers and small and medium-sized businesses; works closely to cross-sell products and services and leverages core competencies and intra-bank synergies; and
- *Retail Banking*, which continues to expand its product range and enhance consultative services for retail customers while working with Institutional Banking and Consumer and Commercial Finance businesses to better serve the needs of its customers, including high net worth individuals.

Financial Summary for the Six Months Ended September 30, 2007

We reported consolidated net income of ¥23.1 billion for the first six months of fiscal year 2007, as compared to ¥38.8 billion during the same period in the previous fiscal year. This reflects steady revenue in Institutional Banking businesses, strong performance at APLUS Co., Ltd. (APLUS) and includes gains from the sale of Life Housing Loan Co., Ltd. (Life Housing Loan) of ¥10.3 billion, net of taxes. However, our financial performance for the first six months of fiscal year 2007 was adversely impacted by reserves and mark-downs in our exposure to the U.S. residential mortgage market, lower than expected revenue in Retail Banking and net losses in Shinki Co., Ltd. (Shinki), an equity-method affiliate.

Consolidated cash basis net income for the first six months of fiscal year 2007 was ¥28.7 billion. Cash basis net income is calculated by excluding amortization (and impairment) of goodwill and other intangible assets, net of tax benefit, from net income under Japanese GAAP.

U.S. Residential Mortgage Portfolio

As of September 30, 2007, our gross exposure to the U.S. residential mortgage market amounted to less than US$500 million, or less than 0.5% of our total assets of US$107.7 billion as of September 30, 2007.

On October 17, 2007, S&P announced that it had made over 1,700 downgrades (including multi-notch downgrades) which immediately changed the status of a portion of our exposure to U.S. residential mortgages from investment grade to non-investment grade. The S&P downgrades necessitated a mark-down of US$34 million in the interim period ended September 30, 2007. Including the impact of these downgrades, total mark-downs of our U.S. residential mortgage investments were US$65 million.

In addition, total reserves related to U.S. residential mortgages recorded in the first half of fiscal year 2007 amounted to US$107 million. As a result, we recorded reserves and mark-downs related to U.S. residential mortgages of approximately US$172 million (¥19.8 billion) during the six months ended September 30, 2007, bringing cumulative reserves and mark-downs related to U.S. residential mortgages to approximately US$189 million (¥21.8 billion).

Grey Zone and Credit Reserves – APLUS and Shinki

During the first six months of fiscal year 2007, APLUS recorded additional grey zone reserves for losses on interest repayments of ¥1.7 billion in connection with grey zone refunds recorded during this period. As of September 30, 2007, APLUS' grey zone reserve balance amounted to ¥9.4 billion.

In the first six months of fiscal year 2007, Shinki, as part of its business transformation, reviewed its credit reserving policy for less creditworthy customers and recorded incremental credit reserves of ¥12.3 billion and increased its grey zone reserves by ¥8.1 billion, resulting in a total outstanding grey zone reserve balance of ¥37.8 billion as

of September 30, 2007. As a result, Shinki reported a net loss for the six months ended September 30, 2007. Shinsei Bank's equity in the non-consolidated net loss of Shinki amounted to ¥6.8 billion, net of consolidation adjustments, during the first six months of fiscal year 2007.

Significant Events

Impairment of Investment in APLUS and Shinki Common Shares

Legislative changes relating to consumer loan interest rates approved by the Japanese Diet in December 2006 and other recent developments have had a significant impact on the consumer finance industry.

As a result of these changes, the common share price of APLUS and Shinki declined substantially in the six months ended September 30, 2007, adversely impacting our non-consolidated financial results for that period. This triggered an impairment of Shinsei's investment in APLUS' and Shinki's common shares. Shinsei owned 156,690,390 common shares of APLUS and 25,607,524 common shares of Shinki as of September 30, 2007.

As of September 30, 2007, APLUS' per share common stock price was ¥82 as compared to ¥184 as of March 31, 2007. As a result, an impairment of ¥15.9 billion was recorded in our non-consolidated financial results. This is in addition to a valuation allowance of ¥9.2 billion recorded as of March 31, 2007, which represented the decline in value of these shares between the time of our acquisition of APLUS and March 31, 2007.

As of September 30, 2007, Shinki's per share common stock price was ¥97 as compared to ¥333 as of March 31, 2007. As a result, an impairment of ¥6.0 billion was recorded in our non-consolidated financial results. This is in addition to a valuation allowance of ¥6.6 billion assessed at March 31, 2007, which represented the decline in value of these shares between the book value of these shares and the common shares price of Shinki on March 31, 2007.

Mandatory Acquisition and Cancellation of Series 3 Class B Preferred Shares

We continued to optimize our capital base during the six months ended September 30, 2007.

On August 1, 2007, pursuant to the provisions of Shinsei Bank's Articles of Incorporation concerning the mandatory acquisition of Series 3 Class B Preferred Shares issued by Shinsei Bank, owned entirely by the Resolution and Collection Corporation, we acquired all relevant preferred shares (300,000,000 shares) and issued common shares (200,000,000 shares) based on the exchange price of ¥600 in exchange for these preferred shares. We subsequently cancelled all the relevant preferred shares immediately after obtaining them.

Rights Offering of New Shares by Shinki

On September 13, 2007, Shinki announced that it will raise capital later this year through a rights offering to all shareholders registered as of October 17, 2007, consisting of three new shares of common stock, at ¥100 per share, for every existing share. We support Shinki's capital raising plan and subscribed to the rights offering.

As legislative and market changes have significantly impacted the consumer finance sector, including restrictions on lending rates, Shinki continues to actively restructure its business to ensure the viability of its new business model. As a result, Shinki increased reserves and provisions in the first six months of fiscal year 2007 for credit losses and grey zone claims, resulting in a reduction in equity and necessitating an increase in capital.

Regional Asset Management Joint Venture with UTI

On August 8, 2007, we signed a joint venture with UTI International Ltd. (based in Guernsey, a British crown dependency), a 100% subsidiary of UTI Asset Management Company Pvt. Ltd. of India, to set up UTI International (Singapore) Pte Limited (UTI Singapore).

UTI Singapore will engage in investment management and distribution of financial products in the Southeast Asian region. In addition to structuring investment products for customers in the region, it will also manage funds investing in other jurisdictions. It will also launch and manage structured investment products to cater to the Japan – Southeast Asia corridor.

UTI Singapore will apply to regulators in Singapore to obtain necessary licenses and will also approach other relevant regulators in other jurisdictions.

Strategic Investment in Duff & Phelps Corporation

On September 1, 2007, we entered into a stock purchase agreement with Duff & Phelps Corporation (D&P), a Delaware corporation, pursuant to which we purchased 3,375,000 shares of D&P's Class A common stock for approximately US$54.2 million, representing approximately 10% of the equity capital of the company on a fully-diluted basis.

Concurrently with the equity investment, D&P and we

entered into a referral agreement through which we may refer our clients to each other for provision of relevant products and services in our respective areas of competency. We expect the partnership with D&P will assist new clients in other countries with respect to their investments in Japan. This transaction exemplifies our international expansion strategy of entering into alliances with excellent partners overseas to cross-leverage our experience and expertise with theirs and offer unique and innovative solutions to our expanding client base.

Business Improvement Order

On June 28, 2007, we received a Business Improvement Order (the Order) from the Financial Services Agency (FSA) based on the law concerning Emergency Measures for Strengthening of Financial Functions and the Banking Law.

The non-consolidated financial performance of Shinsei for fiscal year 2006 was substantially below the targets set in our Revitalization Plan agreed with the Japanese government due to significant charges arising from the impairment and valuation allowances relating to our investments in APLUS and Shinki. Consequently, we failed to meet the non-consolidated net income target set in our Revitalization Plan, and as a result, the FSA issued the Order.

The Order required the Bank to submit to the FSA a Business Improvement Plan that incorporates measures to strengthen its profitability, which was duly submitted on July 27, 2007.

We take this Order seriously and will further strive to strengthen our business franchise and profitability to enable us to complete our Revitalization Plan and repay all outstanding public funds.

Recent Developments

New Capital Raising and Tender Offer

On November 20, 2007, we announced plans to raise new capital, enhance financial stability and deepen ties with key new and existing shareholders. The plan centers on a tender offer from a series of investment vehicles (the Investors) whose investors include affiliates of J.C. Flowers & Co. LLC (JCF & Co.) and a third-party allotment to the Investors. With the support of senior management and the Investors, the initiative will allow us to deploy additional capital across our strategic pillars - Institutional Banking, Consumer and Commercial Finance and Retail Banking – and renew our commitment to setting the standard for banking in Japan.

The Investors made a tender offer bid of ¥425 per share for up to 22.7% of our outstanding common shares. Contingent upon the execution of the tender offer and its approval by Japan's regulatory authorities, we will issue ¥50 billion of new common shares by third-party allotment to the Investors. The issue price of the allotment will be ¥425 per common share, the same as the price in the tender offer bid. As a result of these transactions, the Investors and affiliates of JCF & Co. will hold up to 32.6% of Shinsei's common shares on a fully diluted basis.

These investors share a strong focus on deepening ties with us and enhancing our product and service offerings. The new capital will bolster our financial resources, improve our capital ratios and position our institutional banking arm to take advantage of investment and acquisition opportunities going forward.

Selected Financial Data (Consolidated)

Shinsei Bank, Limited and Consolidated Subsidiaries
As of or for the six months ended September 30, 2007 and 2006, and as of or for the fiscal year ended March 31, 2007

	Billions of yen (except per share data and percentages)		
	Sept. 30, 2007 (6 months)	Sept. 30, 2006 (6 months)	Mar. 31, 2007 (1 year)
Income statement data:			
Net interest income	¥ 58.5	¥ 51.7	¥ 95.4
Net fees and commissions	23.1	22.2	48.4
Net trading income	7.2	11.2	17.8
Net other business income	51.6	53.1	96.6
Total revenue	138.6	138.3	256.3
General and administrative expenses	77.4	75.9	150.2
Amortization of goodwill and other intangible assets	6.1	10.5	20.8
Total general and administrative expenses	83.5	86.4	171.0
Net credit costs	30.7	5.2	51.9
Other gains (losses), net	18.9	0.6	(99.1)
Income (loss) before income taxes and minority interests	43.2	47.2	(65.7)
Current income tax	4.0	1.3	3.2
Deferred income tax (benefit)	5.3	(1.2)	(24.6)
Minority interests in net income of subsidiaries	10.6	8.2	16.6
Net income (loss)	¥ 23.1	¥ 38.8	¥ (60.9)
Balance sheet data:			
Trading assets	¥ 251.4	¥ 423.4	¥ 303.3
Securities	2,368.5	1,771.7	1,854.6
Loans and bills discounted	5,456.5	4,781.4	5,146.3
Customers' liabilities for acceptances and guarantees	725.5	789.4	754.4
Reserve for credit losses	(141.7)	(133.8)	(147.2)
Total assets[1]	12,423.4	10,433.6	10,837.6
Deposits, including negotiable certificates of deposit	5,870.6	4,945.7	5,420.9
Debentures	686.5	758.8	703.2
Trading liabilities	110.5	106.6	99.2
Borrowed money	1,092.7	1,213.9	1,122.6
Acceptances and guarantees	725.5	789.4	754.4
Total liabilities	11,488.7	9,422.9	9,904.4
Capital stock	451.2	451.2	451.2
Total equity[1]	934.6	1,010.7	933.2
Total liabilities and equity	¥12,423.4	¥10,433.6	¥10,837.6
Per share data			
Common equity[1][2]	¥ 352.71	¥ 383.20	¥ 308.60
Fully diluted equity[1][2][3]	354.04	411.58	355.09
Basic net income (loss)	15.72	27.19	(45.92)
Diluted net income	12.72	19.54	—
Capital adequacy data:			
Tier I capital ratio	7.6%	8.3%	8.1%
Total capital adequacy ratio	12.4%	13.5%	13.1%
Average balance data:			
Securities	¥ 1,991.3	¥ 1,605.9	¥ 1,750.5
Loans and bills discounted	5,235.4	4,304.8	4,613.4
Total assets	11,630.5	9,919.3	10,121.3
Interest-bearing liabilities	8,866.9	7,219.6	7,821.8
Total liabilities	10,696.6	8,855.3	9,096.1
Total equity	933.9	1,058.2	894.2

	Billions of yen (except percentages)		
	Sept. 30, 2007 (6 months)	Sept. 30, 2006 (6 months)	Mar. 31, 2007 (1 year)
Other data:			
Return on assets	0.4%	0.8%	(0.6)%
Return on equity (fully diluted)[1][2]	7.2%	9.7%	(8.1)%
Ratio of deposits, including negotiable certificates of deposit, to total liabilities	51.1%	52.5%	54.7%
Expense-revenue ratio[4]	55.9%	54.9%	58.6%
Non-performing claims, non-consolidated	¥45.9	¥25.9	¥27.9
Ratio of non-performing claims to total claims, non-consolidated	0.8%	0.5%	0.5%
Net deferred tax assets	¥34.1	¥16.9	¥37.3
Net deferred tax assets as a percentage of Tier I capital	5.3%	2.6%	6.0%

Notes:
(1) As required by a new accounting standard published by the Accounting Standards Board of Japan (ASBJ), certain items which were previously presented outside of shareholders' equity are now presented as components of equity. Such items include stock acquisition rights, minority interests and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ended on or after May 1, 2006. Reclassification of the prior period amount is not permitted under Japanese GAAP.
(2) Stock acquisition rights and minority interests in subsidiaries are excluded from equity.
(3) Fully diluted equity per share is calculated by dividing equity at the end of the periods presented by the number of common shares that would have been outstanding had all securities convertible into or exercisable for common shares been converted or exercised with an applicable conversion or exercise price within the predetermined range at the end of the period.
(4) The expense-revenue ratio is calculated by dividing general and administrative expenses for the periods presented by the total revenue for such period.

Results of Operations

Six-Month Period Ended September 30, 2007 Compared with Six-Month Period Ended September 30, 2006

Consolidated financial results for the six months ended September 30, 2007 were adversely impacted by the reserves and mark-downs related to our exposure to the U.S. residential mortgage market and significant provision for grey zone interest refund payments and other credit costs at Shinki.

Total revenue for the first six months of fiscal year 2007 was ¥138.6 billion, or 0.2% higher than in the first six months of the previous fiscal year largely due to the growth in Institutional Banking revenues.

General and administrative expenses during the first six months of fiscal year 2007 were ¥77.4 billion, ¥1.5 billion higher than the first six months of the prior fiscal year. The increase was largely due to investments made to support future business growth in Institutional and Retail Banking businesses. This resulted in an expense-to-revenue ratio of 55.9% for the six months ended September 30, 2007, as compared to 54.9% in the first six months of fiscal year 2006.

Net credit costs of ¥30.7 billion for the first six months of fiscal year 2007 were ¥25.4 billion higher than for the same period in the last fiscal year largely due to provisions related to our exposure to the U.S. residential mortgage market of ¥12.3 billion in the Institutional Banking business and higher credit provisions in Consumer and Commercial Finance businesses of ¥24.9 billion, an increase of ¥4.7 billion compared to the same period in the previous fiscal year.

Amortization of goodwill and other intangible assets associated with the acquisition of consumer and commercial finance companies was ¥6.1 billion for the six months ended September 30, 2007 as compared with ¥10.5 billion in the first six months of the previous fiscal year. The decline largely relates to the significant write-down of goodwill and other intangible assets related to APLUS at March 31, 2007.

Minority interests in net income of subsidiaries for the first six months of fiscal year 2007 amounting to ¥10.6 billion largely reflected dividends paid on perpetual preferred securities issued by two financial subsidiaries and minority interests relating to APLUS' preferred shareholders and subsidiaries of Shinseigin Finance Co., Ltd.

As a result, consolidated net income for the six months ended September 30, 2007 was ¥23.1 billion compared to ¥38.8 billion in the same period of the previous fiscal year.

Shinsei's non-performing loans (NPLs) balance under the Financial Revitalization Law totaled ¥45.9 billion as of September 30, 2007. NPLs were 0.82% of total claims outstanding at September 30, 2007 on a non-consolidated basis.

Our Tier I capital ratio of 7.6% and total capital adequacy ratio of 12.4% as of September 30, 2007, on a Basel II basis, are in line with our corporate targets for maintaining strong capital ratios.

Supplemental Financial Data and Reconciliations to Japanese GAAP Measures
Shinsei Bank, Limited and Consolidated Subsidiaries

For the six months ended September 30, 2007	Billions of yen (except per share data and percentages)
Amortization of goodwill and other intangible assets	
Amortization of other intangible assets	¥ 1.3
Associated deferred tax liability	(0.5)
Amortization of goodwill	4.7
Total amortization of goodwill and other intangible assets, net of tax benefit	¥ 5.5
Reconciliation of net income to cash basis net income	
Net income	¥23.1
Amortization of goodwill and other intangible assets, net of tax benefit	5.5
Cash basis net income	¥28.7
Reconciliation of basic net income per share to cash basis basic net income per share	
Basic net income per share	¥15.72
Effect of amortization of goodwill and other intangible assets, net of tax benefit	3.84
Cash basis basic net income per share	¥19.57
Reconciliation of return on assets to cash basis return on assets	
Return on assets	0.4%
Effect of amortization of goodwill and other intangible assets, net of tax benefit	0.1
Cash basis return on assets	0.5%
Reconciliation of return on equity to cash basis return on equity	
Return on equity (fully diluted)	7.2%
Effect of amortization of goodwill and other intangible assets, net of tax benefit	1.7
Cash basis return on equity (fully diluted)	8.9%
Reconciliation of return on equity to return on tangible equity	
Return on equity (fully diluted)	7.2%
Effect of goodwill and other intangible assets[1]	4.8
Return on tangible equity (fully diluted)	12.0%

Note:
(1) Net income excludes amortization of goodwill and other intangible assets, net of tax benefit. Average equity excludes goodwill and other intangible assets, net of associated deferred tax liability.

Table 1. Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated)

	Billions of yen (except percentages)					
	Six months ended September 30, 2007			Six months ended September 30, 2006		
	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
Interest-earning assets:						
Loans and bills discounted	¥5,235.4	¥ 84.3	3.22%	¥4,304.8	¥ 59.2	2.74%
Leased assets and installment receivables	781.4	27.2	6.98	838.0	25.5	6.09
Securities	1,991.3	20.5	2.07	1,605.9	16.8	2.09
Other interest-earning assets[1]	821.8	6.5	n.m.	672.7	6.8	n.m.
Total revenue on interest-earning assets	¥8,830.0	¥138.7	3.14%	¥7,421.6	¥108.5	2.92%
Interest-bearing liabilities:						
Deposits, including negotiable certificates of deposit	¥5,549.7	¥ 22.9	0.83%	¥4,472.7	¥ 13.6	0.61%
Debentures	693.1	1.5	0.45	871.0	1.5	0.36
Subordinated debt	472.7	7.9	3.34	360.9	3.5	1.99
Borrowed money and corporate bonds	1,091.1	8.9	1.63	1,127.2	5.3	0.94
Other interest-bearing liabilities[1]	1,060.1	13.6	n.m.	387.5	7.0	n.m.
Total expense on interest-bearing liabilities	¥8,866.9	¥ 54.9	1.24%	¥7,219.6	¥ 31.2	0.86%
Non-interest-bearing sources of funds:						
Non-interest-bearing (assets) liabilities, net	¥ (686.0)	—	—	¥ (598.7)	—	—
Total equity excluding minority interest in subsidiaries[2]	649.0	—	—	800.7	—	—
Total interest-bearing liabilities and non-interest-bearing sources of funds	¥8,830.0	—	—	¥7,421.6	—	—
Net interest margin	—	—	1.90%	—	—	2.05%
Impact of non-interest-bearing sources	—	—	(0.01)	—	—	0.02
Net revenue on interest-earning assets/yield on interest-earning assets	—	¥ 83.7	1.90%	—	¥ 77.3	2.08%

Reconciliation of total revenue on interest-earning assets to total interest income

	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
Total revenue on interest-earning assets	¥8,830.0	¥138.7	3.14%	¥7,421.6	¥108.5	2.92%
Less: Income on leased assets and installment receivables	781.4	27.2	6.98	838.0	25.5	6.09
Total interest income	¥8,048.5	¥111.4	2.77%	¥6,583.5	¥ 82.9	2.51%
Total interest expenses	—	54.9	—	—	31.2	—
Net interest income	—	¥ 56.5	—	—	¥ 51.7	—

Notes:
(1) Other interest-earning assets and other interest-bearing liabilities include interest swaps and fund swaps.
(2) Represents a simple average of the balance at the end of the current period and the balance at the end of the previous period.

Net revenue on interest-earning assets includes net interest income as well as revenue earned on the average balance of leased assets and installment receivables. We consider income on leased assets and installment receivables to be a component of interest income, but Japanese GAAP does not include income on leased assets and installment receivables in net interest income. Under Japanese GAAP, therefore, income on leased assets and installment receivables is reported in net other business income in our consolidated statement of income.

Table 2. Analysis of Changes in Net Revenue on Interest-Earning Assets (Consolidated)

	Billions of yen		
	Due to change in[1]		
From the six months ended September 30, 2006 to the six months ended September 30, 2007	Volume	Rate	Net Change
Increase (decrease) in interest revenue:			
Loans and bills discounted	¥12.8	¥12.3	¥25.1
Leased assets and installment receivables	(1.7)	3.4	1.6
Securities	4.0	(0.2)	3.7
Other interest-earning assets	1.5	(1.8)	(0.3)
Total revenue on interest-earning assets			**¥30.2**
Increase (decrease) in interest expenses:			
Deposits, including negotiable certificates of deposit	¥ 3.2	¥ 5.9	¥ 9.2
Debentures	(0.3)	0.3	0.0
Subordinated debt	1.1	3.1	4.3
Borrowed money and corporate bonds	(0.1)	3.7	3.5
Other interest-bearing liabilities	12.2	(5.6)	6.6
Total expense on interest-bearing liabilities			**¥23.7**
Net increase in net revenue on interest-earning assets			**¥ 6.4**
Reconciliation of total revenue on interest-earning assets to total interest income			
Total revenue on interest-earning assets			¥30.2
Less: Income on leased assets and installment receivables			1.6
Total interest income			¥28.5
Total interest expenses			23.7
Net increase in net interest income			**¥ 4.7**

Note:
(1) The changes in interest income and expense for each category are divided into the portion of change attributable to the variance in volume or rate for that category. The attribution of the volume variance is calculated by multiplying the change in volume by the previous year's rate. The attribution of the rate variance is calculated by multiplying the change in rate by the current year's balance.

Net Revenue on Interest-Earning Assets

Net revenue on interest-earning assets for the six months ended September 30, 2007 was ¥83.7 billion, an increase of ¥6.4 billion compared to the first six months of the prior fiscal year. Total revenue on interest-earning assets increased by ¥30.2 billion and total interest expense increased by ¥23.7 billion in the first six months of fiscal year 2007, respectively, from the first six months of the previous fiscal year. The net yield on interest-earning assets was 1.90% in the first six months of fiscal year 2007, compared with 2.08% for the same period in the prior fiscal year but increased from a net yield on interest-earning assets of 1.85% for fiscal year 2006.

The ¥30.2 billion increase in total revenue on interest-earning assets in the first six months of fiscal year 2007 is attributable primarily to higher volume of and yield on loans and bills discounted. The increase in average balance of loans and bills discounted was primarily the result of an increase in demand for institutional loans and growth in retail housing loans.

The ¥23.7 billion increase in total interest expense was primarily due to the increased average rates on and increased average balances of deposits, negotiable certificates of deposit (NCD) and subordinated debt and an increase in other interest-bearing liabilities. The increase in deposits and NCD interest expense was primarily due to an increase in the average rate to 0.83% for the first six months of fiscal year 2007 from 0.61% for the same period in the previous fiscal year that reflected an interest rate increase by the Bank of Japan and, to a lesser extent, an increase in the average balance to ¥5,549.7 billion from ¥4,472.7 billion.

The increase in subordinated debt interest expense was due to an increase in the average rate, which was 3.34% for the six months ended September 30, 2007 compared to 1.99% for the same period in the previous fiscal year and, to a lesser extent, an increase in the average balance outstanding to ¥472.7 billion for the six months ended

September 30, 2007 compared to ¥360.9 billion for same period in the previous fiscal year. The increase in the average balance outstanding was primarily due to an increase in subordinated debt related to the issuance of £400 million of Upper Tier 2 Perpetual Subordinated Notes in December 2006. The interest expense increase of ¥6.6 billion in other interest-bearing liabilities primarily relates to funding through call money and interest and currency swap expenses associated with foreign currency-denominated and overseas transactions.

Net Fees and Commissions

Net fees and commissions mainly includes fees from non-recourse real estate finance, consumer and commercial finance loans and other financing products and commissions on sales of asset management products. Net fees and commissions of ¥23.1 billion were earned in the six months ended September 30, 2007, an increase of ¥0.9 billion compared to same period in the previous year. Retail Banking's asset management business continues to grow with total fees of ¥5.7 billion during the first six months of fiscal year 2007, an increase of ¥1.8 billion from the first six months of the previous fiscal year.

Net Trading Income

The table below shows the principal components of net trading income.

Table 3. Net Trading Income (Consolidated)

	Billions of yen	
	Six months ended September 30, 2007	Six months ended September 30, 2006
Income from trading securities	¥ 2.2	¥ 1.2
Income from securities held to hedge trading transactions	0.7	3.9
Income from trading-related financial derivatives	4.2	6.3
Other, net	(0.0)	(0.1)
Net trading income	¥ 7.2	¥11.2

Net trading income reflects revenues from customer-driven transactions as well as transactions undertaken for trading purposes. In addition to investments in securities, it encompasses income we receive from providing derivative products, including structured deposits, to retail and institutional customers.

During the first six months of fiscal year 2007, net trading income was ¥7.2 billion, a decline of ¥4.0 billion from the same period in the previous fiscal year. The decline in income from trading-related financial derivatives resulted mainly from a decrease in option income from ¥4.3 billion to ¥1.1 billion generated in connection with interest-linked structured deposits provided mainly to retail customers due to lower demand for the product. The decline in income from securities held to hedge trading transactions to ¥0.7 billion in the first six months of fiscal year 2007, primarily relates to lower arbitrage activity. These decreases were partly offset by an increase in income from trading securities from ¥1.2 billion to ¥2.2 billion in the first six months of fiscal year 2007 largely attributable to trading of Japanese government bonds.

Net Other Business Income

The table below shows the principal components of net other business income.

Table 4. Net Other Business Income (Consolidated)

	Billions of yen	
	Six months ended September 30, 2007	Six months ended September 30, 2006
Income on monetary assets held in trust, net	¥12.0	¥ 6.2
Net (losses) gain on securities	(0.1)	11.0
Net gain on foreign exchange	5.1	6.8
Net gain on other monetary claims purchased	11.6	10.3
Other business income (losses), net		
Income (losses) from derivatives for banking purposes, net	0.0	(6.1)
Equity in net (losses) income of affiliates	(6.4)	(3.5)
Gain on lease cancellation and other lease income, net	1.1	1.2
Other, net	1.0	1.4
Net other business income before income on leased assets and installment receivables, net	24.3	27.5
Income on leased assets and installment receivables, net	27.2	25.5
Net other business income	¥51.6	¥53.1

Net other business income for the six months ended September 30, 2007 was ¥51.6 billion. This included income of ¥27.2 billion from the leased assets and installment receivables businesses of APLUS and Showa Leasing Co., Ltd. (Showa Leasing). For purposes of our analysis of results of operations, we include income on leased assets and installment receivables in our discussion of net revenue on interest-earning assets because we consider such income to be similar in character to our interest income.

Excluding such income, net other business income for the first six months of fiscal year 2007 was ¥24.3 billion, a decline of ¥3.1 billion from the same period in the previous fiscal year. Income on monetary assets held in trust, net should be considered together with net gain on other monetary claims purchased for trading purposes as both of these income categories mainly include credit trading, securitization and real estate principal investment income. During the six months ended September 30, 2007, the credit trading business generated total revenue of ¥12.7 billion, an increase of ¥2.5 billion compared to the same period in the prior fiscal year.

The ¥0.1 billion of net loss on securities relates in part to mark-downs relating to our exposure to the U.S. residential mortgage market amounting to approximately ¥7 billion.

This category also includes net gain on the securities portfolio held in our capital markets business. The capital markets business-related activities should be considered together with corresponding equity derivatives included in income (losses) from derivatives for banking purposes, net.

Net gain on foreign exchange of ¥5.1 billion includes option income in connection with currency-linked structured deposits provided to retail customers of ¥2.4 billion, which declined by ¥1.2 billion from the same period in the last fiscal year.

Equity in net (losses) income of affiliates is largely attributable to Shinsei Bank's equity in the non-consolidated net loss of Shinki, an equity-method affiliate, amounting to ¥6.8 billion, net of consolidation adjustments. The net loss attributable to Shinki is ¥1.4 billion higher than the same period in the last fiscal year, reflecting increased credit and grey zone reserves.

Total Revenue

Due to the factors described above, total revenue in the six months ended September 30, 2007 was ¥138.6 billion, as compared with ¥138.3 billion in the six months ended September 30, 2006.

General and Administrative Expenses

The table below sets forth the principal components of our general and administrative expenses.

Table 5. General and Administrative Expenses (Consolidated)

	Billions of yen	
	Six months ended September 30, 2007	Six months ended September 30, 2006
Personnel expenses	¥ 32.5	¥ 32.1
Premises expenses	8.6	8.4
Technology and data processing expenses	10.1	10.0
Advertising expenses	5.0	5.5
Consumption and property taxes	4.2	3.8
Deposit insurance premium	1.7	1.4
Other general and administrative expenses	15.1	14.4
General and administrative expenses	77.4	75.9
Amortization of goodwill and other intangible assets	6.1	10.5
Total general and administrative expenses	¥ 83.5	¥ 86.4

From the fiscal year which commenced on April 1, 2006, amortization of goodwill and other intangible assets is recorded in total general and administrative expenses.

General and administrative expenses (excluding amortization of goodwill and other intangible assets) of ¥77.4 billion in the first six months of fiscal year 2007 were ¥1.5 billion higher compared to the same period in the previous fiscal year. Expenses required in the Institutional and Retail Banking businesses to support business growth were partly offset by continual expense rationalization and restructuring activities in APLUS. As a result, for the six months ended September 30, 2007, the expense-to-revenue ratio was 55.9% as compared to 54.9% in the first six months of fiscal year 2006.

Personnel expenses of ¥32.5 billion were ¥0.4 billion higher than in the first six months of the previous fiscal year. The increase was largely due to new employees hired in the Institutional Banking business to support its business expansion. This was partly offset by lower personnel expense in APLUS reflecting expense savings realized through a voluntary retirement program conducted in fiscal year 2006.

The increase in non-personnel expenses was largely related to customer-driven activities such as deposit insurance premium on retail deposits, consumption tax and other outsourcing expenses. Advertising expenses were ¥0.5 billion lower than the same period in last fiscal year, reflecting optimization of advertising activities in the Retail Banking business.

Amortization of Goodwill and Other Intangible Assets

The amortization of goodwill and other intangible assets was ¥6.1 billion for the six months ended September 30, 2007 as compared with ¥10.5 billion in the first six months of the previous fiscal year. This mainly includes amortization of goodwill and other intangible assets attributable to APLUS (including Zen-Nichi Shinpan) and Showa Leasing in the amount of ¥4.4 billion and ¥1.6 billion, respectively. The decline largely relates to the significant write-down of goodwill and other intangible assets related to APLUS as of March 31, 2007.

Net Credit Costs

The following table sets forth our net credit costs on a consolidated basis for the six months ended September 30, 2007 and 2006.

Table 6. Net Credit Costs (Consolidated)

	Billions of yen	
	Six months ended September 30, 2007	Six months ended September 30, 2006
Losses on write-off of loans	¥ 0.0	¥ 0.4
Net provision (reversal) of reserve for loan losses:		
Net (reversal) provision of general reserve for loan losses	(5.4)	24.7
Net provision (reversal) of specific reserve for loan losses	33.6	(20.7)
Net (reversal) provision of reserve for loan losses to restructuring countries	(0.0)	0.0
Subtotal	28.2	4.0
Net provision of specific reserve for other credit losses	1.0	0.0
Other credit costs relating to leasing business	1.3	0.7
Net credit costs	¥30.7	¥ 5.2

The principal components of net credit costs are provisions or reversals of loan loss reserves. In accordance with Japanese regulatory requirements, Shinsei maintains general and specific reserves for loan losses, a reserve for loans to restructuring countries, as well as a specific reserve for other credit losses. Certain of our subsidiaries, particularly APLUS and Showa Leasing, also maintain general and specific reserves for loan losses.

We recorded net credit costs of ¥30.7 billion for the six months ended September 30, 2007 compared with net credit costs of ¥5.2 billion during the same period in the previous fiscal year. The increase in net credit costs was largely due to the absence of credit recoveries in Institutional Banking, credit provisions related to our exposure to the U.S. residential mortgage market amounting to ¥12.3 billion and higher credit provisions in APLUS. APLUS recorded net credit costs of ¥19.8 billion, an increase of ¥2.2 billion from the same period in the previous fiscal year, relating primarily to delays in collections and a stricter credit reserving policy necessitated by a change in the Money Lending Business Law.

Other Gains, Net

Other gains, net were ¥18.9 billion for the six months ended September 30, 2007, as compared to ¥0.6 billion during the same period in the previous fiscal year. Other gains, net in the first six months of fiscal year 2007 mainly includes a gain on the sale of Life Housing Loan of ¥20.3 billion.

Income Before Income Taxes and Minority Interests

As a result of the foregoing, income before income taxes and minority interests totaled ¥43.2 billion for the six months ended September 30, 2007, as compared to ¥47.2 billion in the same period in the previous fiscal year.

Income Taxes (Benefit)

For the six months ended September 30, 2007, we recorded ¥4.0 billion in current income tax, ¥2.6 billion higher than for the previous year, mainly related to local income tax paid by our subsidiaries. We also recorded a deferred income tax expense of ¥5.3 billion, largely reflecting a reversal of deferred tax assets amounting to ¥7.1 billion related to the sale of Life Housing Loan. This was partly offset by the tax benefit on the amortization of fair value adjustments to net assets and other intangible assets of ¥0.5 billion.

Minority Interests in Net Income of Subsidiaries

Minority interests in net income of subsidiaries of ¥10.6 billion for the six months ended September 30, 2007 largely reflects interest payments of ¥5.7 billion relating to our issuance of hybrid Tier I capital in the international market in February and March 2006 and minority interests relating to APLUS's preferred shareholders of ¥1.6 billion and subsidiaries of Shinseigin Finance Co., Ltd. amounting to ¥2.5 billion.

Net Income

Our net income for the six months ended September 30, 2007 of ¥23.1 billion, compared to net income of ¥38.8 billion during the same period in the prior fiscal year, reflects charges arising from legislative and market changes in the consumer finance industry and reserves and mark-downs related to our exposure to the U.S. residential mortgage market.

We report both Japanese GAAP net income and cash basis net income in order to provide greater transparency and understanding of our underlying performance. For the six months ended September 30, 2007, consolidated cash basis net income was ¥28.7 billion, as compared to ¥47.6 billion during the same period in the previous fiscal year. Cash basis net income is defined as Japanese GAAP net income adjusted to exclude the impairment and amortization of goodwill and other intangible assets, net of tax benefit, attributable to our consumer and commercial finance companies.

Reconciliation from Reported-Basis Results to Operating-Basis Results

In addition to analyzing our results of operations in the format used for our financial statements, which we refer to as the reported-basis, our management also reviews our results on an operating-basis to assess each of our business lines and to measure our results against targeted goals. Operating-basis results are calculated by adjusting the reported-basis results principally for the amortization of goodwill and other intangible assets, certain revenue items, amortization of net actuarial losses and lump-sum payments. In essence, the operating-basis results represent what we consider to be core business results and are in conformity with Japanese GAAP at the net income level. The following summary table provides a reconciliation between our results on a reported and operating basis.

Table 7. Reconciliation from Reported-Basis Results to Operating-Basis Results (Consolidated)

	Billions of yen					
	Six months ended September 30, 2007			Six months ended September 30, 2006		
	Reported-basis	Reclassifications	Operating-basis	Reported-basis	Reclassifications	Operating-basis
Revenue:						
Net interest income	¥ 56.5	¥ —	¥ 56.5	¥ 51.7	¥ —	¥ 51.7
Non-interest income[1]	82.0	0.1	82.2	86.6	0.1	86.8
Total revenue	138.6	0.1	138.7	138.3	0.1	138.5
General and administrative expenses[2]	77.4	(0.1)	77.3	75.9	(0.2)	75.7
Amortization of goodwill and other intangible assets	6.1	(6.1)	—	10.5	(10.5)	—
Total general and administrative expenses	83.5	(6.2)	77.3	86.4	(10.7)	75.7
Net business profit/Ordinary business profit[3]	55.0	6.3	61.3	51.9	10.8	62.6
Net credit costs	30.7	—	30.7	5.2	—	5.2
Amortization of goodwill and other intangible assets	—	6.1	6.1	—	10.5	10.5
Other gains, net[1][2]	18.9	(0.2)	18.6	0.6	(0.3)	0.2
Income before income taxes and minority interests	43.2	—	43.2	47.2	—	47.2
Income taxes (benefit) and minority interests	20.0	—	20.0	8.4	—	8.4
Net income	¥ 23.1	¥ —	¥ 23.1	¥ 38.8	¥ —	¥ 38.8

Notes:
(1) Reclassifications consist principally of adjustments relating to other business income between other gains, net and non-interest income.
(2) Reclassifications consist principally of adjustments relating to lump-sum compensation and amortization of net actuarial gains or losses from general and administrative expenses to other gains, net.
(3) Ordinary business profit is derived after reclassifying certain items from net business profit.

Business Lines Results

Our business model is based on three strategic pillars: Institutional Banking, Consumer and Commercial Finance (CCF) and Retail Banking. These three pillars cover a broad range of businesses and customer segments which provide us with diversified revenues.

In the six months ended September 30, 2007, ordinary business profit after net credit costs was ¥30.6 billion, as compared to ¥57.5 billion during the same period in the previous fiscal year, largely due to mark-downs and credit provisions related to our exposure to the U.S. residential mortgage market and the absence of significant net credit recoveries in the Institutional Banking and higher net credit costs in CCF businesses.

The Institutional Banking business posted steady revenues and APLUS made strong progress during the first six months of fiscal year 2007. The Retail Banking business experienced lower revenues mainly attributable to a decline in option income from structured deposits. Shinki recorded net losses as a result of higher credit provisions and grey zone reserves.

We continue to expand our product offerings and broaden our customer base through these three strategic business lines. We continue to promote interaction between various businesses within each of the pillars, leading to a significant increase in synergies in terms of business enhancing cross-sales and referrals, joint business ventures and cost-saving opportunities.

Management monitors the performance of these business lines on an operating basis. The business line discussion below covers the operating-basis ordinary business profit (loss) after net credit costs (recoveries) of the three business lines and a fourth category of ALM/Corporate/Other.

Table 8. Operating-Basis Ordinary Business Profit (Loss) after Net Credit Costs (Recoveries) by Business Line (Consolidated)

	Billions of yen				
	Six months ended September 30, 2007				
	Institutional Banking	Consumer and Commercial Finance	Retail Banking	ALM/ Corporate/ Other[1]	Total
Net interest income	¥ 19.9	¥20.1	¥ 9.8	¥ 6.5	¥ 56.5
Non-interest income (expense)	38.7	36.3	8.2	(1.1)	82.2
Total revenue	58.7	56.4	18.0	5.4	138.7
General and administrative expenses	25.9	31.0	20.3	0.1	77.3
Ordinary business profit (loss)	32.8	25.4	(2.2)	5.3	61.3
Net credit costs	4.1	24.9	0.1	1.5	30.7
Ordinary business profit (loss) after net credit costs	¥ 28.6	¥ 0.5	¥ (2.3)	¥ 3.8	¥ 30.6

	Billions of yen				
	Six months ended September 30, 2006				
	Institutional Banking	Consumer and Commercial Finance	Retail Banking	ALM/ Corporate/ Other[1]	Total
Net interest income	¥ 16.6	¥23.2	¥ 8.7	¥ 3.1	¥ 51.7
Non-interest income (expense)	38.6	37.4	10.8	(0.1)	86.8
Total revenue	55.2	60.7	19.5	2.9	138.5
General and administrative expenses	21.9	35.0	19.4	(0.7)	75.7
Ordinary business profit	33.3	25.7	0.1	3.6	62.8
Net credit (recoveries) costs	(17.2)	20.1	0.0	2.1	5.2
Ordinary business profit after net credit (recoveries) costs	¥ 50.5	¥ 5.5	¥ 0.0	¥ 1.4	¥ 57.5

Note:
(1) ALM/Corporate/Other largely includes results of corporate treasury activities and corporate level expenses.

Institutional Banking

The Institutional Banking business positions itself as a hybrid commercial and investment bank that provides innovative solutions to institutional customers through an integrated team of relationship managers and product specialists. Revenue diversification ensures earnings stability in this business line.

The business generated total revenue of ¥58.7 billion in the first six months of this fiscal year. This is ¥3.4 billion higher than in the same period last year due to steady revenues across most Institutional Banking products. The business continued to see a steady demand for corporate loans and an increase in demand for non-recourse loans, and ongoing growth in asset prices contributed to strong performance in the credit trading business.

In the first six months of this fiscal year, general and administrative expenses were ¥25.9 billion, a ¥3.9 billion increase from the first six months in the previous fiscal year. The increase was largely due to new employees hired in the business to support its business expansion. As a result, ordinary business profit for the first six months of fiscal year 2007 was ¥32.8 billion, a decline of ¥0.4 billion, or 1.5%, as compared to the same period in the previous fiscal year. The expense-to-revenue ratio of this business was 44.1% for the six months ended September 30, 2007.

Table 9. Institutional Banking Revenue by Product (Consolidated)

	Billions of yen	
	Six months ended September 30, 2007	Six months ended September 30, 2006[1]
Institutional Banking:		
Credit trading	¥12.7	¥10.2
Principal investments	12.2	8.5
Non-recourse real estate finance	9.5	8.6
Foreign exchange, derivatives, equity-related	8.3	7.0
Basic Banking[2]	8.1	9.2
Other capital markets	1.1	4.4
Securitization	0.0	3.7
Other products	6.4	3.2
Total revenue	¥58.7	¥55.2

Note:
(1) Prior period has been adjusted to conform to current period presentation.
(2) Basic Banking mainly consists of balance sheet loans, deposits and debentures revenue.

Revenue diversification is essential to ensure earnings stability in this business line. The Institutional Banking business delivered strong revenues from most of its products.

In credit trading, we invest in various kinds of credit – primarily distressed assets, non-performing loans and sub-performing loans – in both the domestic and international markets. The business momentum in the credit trading business resulted in concluding 19 new transactions with an aggregate investment amount of ¥41.1 billion and total revenues of ¥12.7 billion in the six months of fiscal year 2007, an increase of ¥2.5 billion compared to same period in the previous fiscal year.

Principal investments revenue increased by ¥3.7 billion to ¥12.2 billion in the first six months of fiscal year 2007, reflecting increased revenues mainly from specialty finance and real estate principal investment activities.

The non-recourse real estate finance balance, both loans and bond structures, grew by ¥140.3 billion to ¥1,062.5 billion in the six month period ended September 30, 2007. As a result, the business generated revenue of ¥9.5 billion as compared to ¥8.6 billion during the same period in the last fiscal year.

The Institutional Banking's exposure to the U.S. residential mortgage market aggregates to less than $500 million. As of September 30, 2007, the business recorded additional reserves of approximately $107 million and mark-downs of approximately $65 million, aggregating to approximately $172 million (or approximately ¥19.8 billion) and total cumulative reserves and mark-downs relating to these exposures aggregate to approximately $189 million. As a result of the mark-downs, securitization revenue declined from ¥3.7 billion to nil in the first six months of fiscal year 2007.

Revenue of ¥6.4 billion from other products was largely generated from strategic investments, asset management and revenues in our subsidiary Shinsei Trust & Banking Co., Ltd.

Consumer and Commercial Finance

APLUS' business transformation initiatives in fiscal year 2006 have enabled it to return to profitability in the first six months of this fiscal year. The overall financial performance of Showa Leasing business remains in line with expectations while Shinki incurred net losses due to the continued adverse impact of the legislative and market changes in the consumer finance industry.

In the six months ended September 30, 2007, the CCF business contributed total revenue of ¥56.4 billion, a decline of ¥4.2 billion, or 7.0%, as compared to the first six months in fiscal year 2006, largely reflecting a slowdown in the consumer finance business due to significant legislative and market changes in the industry. The revenue decrease was largely offset by lower expenses in APLUS. As a result, the CCF business generated ordinary business profit of ¥25.4 billion in the first six months of fiscal year 2007, a decline of ¥0.2 billion from the same period in the previous fiscal year. In the first six months of fiscal year 2007, higher credit costs were necessitated due to the impact of the legislative and market changes in the consumer finance industry. As a result, ordinary business profit after credit costs was ¥0.5 billion in the six months ended September 30, 2007, a decline of ¥4.9 billion compared to the first six months of fiscal year 2006.

Table 10. Consumer and Commercial Finance Ordinary Business Profit (Loss) after Net Credit Costs by Subsidiary[1]

	Billions of yen Six months ended September 30, 2007			
	APLUS	Showa Leasing	Other Subsidiaries[2]	Consumer and Commercial Finance
Total revenue	¥46.9	¥14.0	¥(4.5)	¥56.4
General and administrative expenses	22.9	6.7	1.3	31.0
Ordinary business profit (loss)	24.0	7.3	(5.9)	25.4
Net credit costs	19.8	2.9	2.0	24.9
Ordinary business profit (loss) after net credit costs	¥ 4.2	¥ 4.3	¥(8.0)	¥ 0.5

	Billions of yen Six months ended September 30, 2006[3]			
	APLUS	Showa Leasing	Other Subsidiaries[2]	Consumer and Commercial Finance
Total revenue	¥48.2	¥13.4	¥(0.9)	¥60.7
General and administrative expenses	27.6	5.5	1.8	35.0
Ordinary business profit (loss)	20.6	7.9	(2.8)	25.7
Net credit costs	17.5	1.4	1.2	20.1
Ordinary business profit (loss) after net credit costs	¥ 3.0	¥ 6.4	¥(4.0)	¥ 5.5

Notes:
(1) Net of consolidation adjustments, if applicable.
(2) Includes (loss) profits of Shinki, an affiliate, and unallocated CCF sub-group expenses.
(3) Prior period has been adjusted to conform to current period presentation.

APLUS' business transformation initiatives, which began in January 2007, facilitated strong financial results in the first six months of fiscal year 2007, with ordinary business profit after net credit costs of ¥4.2 billion. The business generated net income of ¥3.7 billion, including Zen-Nichi Shinpan, for the six months ended September 30, 2007.

Showa Leasing's business results were in line with expectations. Net credit costs for the six months ended September 30, 2007 were ¥2.9 billion. As a result, the business earned ordinary business profit after net credit costs of ¥4.3 billion during the first six months of fiscal year 2007.

The results for other subsidiaries mainly include Shinsei's equity in net income (loss) of Shinsei Bank's affiliate, Shinki, and its commercial finance subsidiary, Shinsei Property Finance Co., Ltd.

During the first six months of fiscal year 2007, Shinsei Bank's equity in the non-consolidated net loss of Shinki amounted to ¥6.8 billion, net of consolidation adjustments. The net loss attributable to Shinki is ¥1.4 billion higher than in the same period last fiscal year, reflecting higher credit provisions and grey zone reserves in Shinki.

Retail Banking

The Retail Banking business continues to diversify its revenue mix and increase its customer base. Reliance on upfront option income from structured deposits has declined substantially and only 19.9% of total revenue is earned from upfront fees from structured deposits as compared to 40.9% during the same period a year ago. In the six months ended September 30, 2007, the Retail Banking business added more than 107,000 new *PowerFlex* retail accounts and now has over two million retail accounts. Shinsei Bank improved its ranking significantly and reached second overall in the Nihon Keizai Shimbun's third survey of Banks' Retail Strength in July 2007 from twentieth position in last year's survey.

During the first six months of this fiscal year, total revenue was ¥18.0 billion as compared to ¥19.5 billion during the first six months of the previous fiscal year. The main sources of revenue were interest income from retail deposits, fees from asset management products, income from structured deposits and fees and net interest income from loan products. The ability to successfully sell an increasingly wide range of products such as mutual funds and variable annuities is contributing to more balanced and recurrent revenue growth. The decline in revenue resulted mainly from a decrease in structured deposits-related option income of ¥4.5 billion from ¥8.0 billion to ¥3.5 billion due to lower demand for structured deposit products. This was partly offset by a ¥1.8 billion increase in revenue from asset management products from ¥3.8 billion to ¥5.7 billion for the six months ended September 30, 2007.

Retail Banking incurred general and administrative expenses of ¥20.3 billion during the six month period, an increase of ¥0.8 billion, as compared to the first six months in the previous fiscal year. Strict expense discipline in the business mitigated the increase in expenses necessary to expand distribution channels and due to the growth of customer driven transactions. The business generated an ordinary business loss of ¥2.2 billion for the first six months of fiscal year 2007, as compared to an ordinary business profit of ¥0.1 billion during the first six months of the previous fiscal year.

The Retail Banking business continues to expand its product range and enhance consulting services for retail customers while working closely with Institutional Banking to better serve the needs of its customers, including high net worth individuals. Furthermore, the Retail Bank and APLUS are working together to offer new products and services such as the Shinsei VISA Card launched in March 2007.

Table 11. Retail Banking Revenue by Product (Consolidated)

	Billions of yen	
	Six months ended September 30, 2007	Six months ended September 30, 2006
Retail Banking:		
Deposits and debentures net interest income	¥ 8.1	¥ 6.9
Asset management	5.7	3.8
Deposits and debentures non-interest income	2.1	6.9
Loans	2.0	1.8
Total revenue	¥18.0	¥19.5

Retail Banking deposits balance amounted to ¥3.5 trillion as of September 30, 2007. Deposits and debentures net interest income relates to the internal interest spread we credit to our retail banking business on customer deposits and debentures. Deposits and debentures net interest income grew by ¥1.2 billion to ¥8.1 billion in the six months ended September 30, 2007 as a result of maintaining a steady balance in retail deposits.

Fees from asset management products increased by 49.6% to ¥5.7 billion for the six months ended September 30, 2007, compared to the previous fiscal year. Loans to retail customers grew by 23.1% to ¥697.7 billion as of September 30, 2007. This resulted in Retail Banking recording ¥2.0 billion in revenue from housing loans and other lending products during the first six months of fiscal year 2007.

Deposits and debentures non-interest income mainly includes revenue from structured deposits and commission on foreign exchange transactions. This is partly offset by fees we incur in connection with ATMs and funds transfers. In the first six months of fiscal year 2007, we recorded revenue of ¥2.1 billion from deposits and debentures non-interest income, a decline of ¥4.8 billion compared to the same period in the previous fiscal year, mainly reflecting a decline in option income generated in connection with structured deposits from ¥8.0 billion to ¥3.5 billion.

ALM/Corporate/Other

ALM, Corporate and Other primarily includes results of corporate treasury activities, inter-company adjustments, and corporate level expenses. For the six months ended September 30, 2007, ordinary business profit after net credit costs was ¥3.8 billion.

Financial Condition

Total Assets

As of September 30, 2007, we had consolidated total assets of ¥12,423.4 billion, representing a 14.6% increase from March 31, 2007 and a 19.1% increase from September 30, 2006.

Our loans and bills discounted balance was ¥5,456.5 billion as of September 30, 2007 as compared to ¥4,781.4 billion as of September 30, 2006. This represented 43.9% of total consolidated assets. Installment receivables of APLUS, Showa Leasing and our other CCF subsidiaries are classified in our consolidated balance sheet as other assets, and are not reflected in our data on loans and bills discounted.

Most of our loan portfolio was originated by Shinsei and our domestic subsidiaries. Of loans we originated, loans to the finance and insurance industry and the real estate industry constituted close to one-half of total loans as of September 30, 2007. Loans to the real estate industry as of September 30, 2007 consisted, in part, of non-recourse and project finance loans. Loans to this industry increased by 13.7%, to ¥1,453.3 billion, or 27.3% of total domestic loans, primarily because of an increase in non-recourse real estate finance loans by 13.5% to ¥873.4 billion.

Loans to others of ¥1,469.0 billion as of September 30, 2007 included loans extended to Shinsei's and APLUS' individual customers amounting, in aggregate, to ¥972.4 billion.

Table 12. Loans by Borrower Industry (Consolidated)

	Billions of yen (except percentages)			
	Six months ended September 30, 2007		Six months ended September 30, 2006	
Domestic offices (excluding Japan offshore market account):				
Manufacturing	¥ 280.8	5.3%	¥ 212.5	4.5%
Agriculture	0.0	0.0	0.0	0.0
Forestry	0.0	0.0	—	—
Fishers	0.8	0.0	0.9	0.0
Mining	5.6	0.1	6.7	0.1
Construction	16.1	0.3	20.9	0.4
Electric power, gas, heat supply and water supply	77.8	1.5	99.6	2.1
Information and communications	56.7	1.1	28.6	0.6
Transportation	381.3	7.2	469.6	10.0
Wholesale and retail	108.5	2.0	111.7	2.4
Finance and insurance	1,051.0	19.7	957.4	20.5
Real estate	1,453.3	27.3	1,278.5	27.3
Services	364.0	6.8	259.4	5.5
Local government	60.8	1.1	124.2	2.7
Others	1,469.0	27.6	1,111.1	23.7
Total domestic (A)	¥5,326.3	100.0%	¥4,681.7	100.0%
Overseas offices (including Japan offshore market accounts):				
Governments	¥ 0.8	0.7%	¥	%
Others	129.3	99.3	99.6	100.0
Total overseas (B)	¥ 130.1	100.0%	¥ 99.6	100.0%
Total (A+B)	¥5,456.5		¥4,781.4	

Funding and Liquidity

Shinsei has been diversifying its funding base through deposits from retail customers. Funds from retail deposits have become an increasingly important source of funding. Total deposits increased by ¥449.7 billion, or 8.3%, to ¥5,870.6 billion as of September 30, 2007 compared to March 31, 2007. The retail deposits balance, including high net worth customers, totaled ¥3,563.9 billion as of September 30, 2007, a decline of ¥9.8 billion compared to March 31, 2007. During the six months ended September 30, 2007, ¥273.4 billion of yen-denominated fixed deposits which were issued five years ago matured and a portion of the matured deposit balances was reinvested in asset management products. Retail Banking represents 59.9% of the Bank's total funding through customer deposits and debentures. The table below shows changes in the proportion of our overall funding represented by funds raised from debentures and deposits in our Retail and Institutional Banking businesses, as well as from our collateralized loan obligation program at the end of the periods indicated.

Table 13. Diversification by Funding Type (Consolidated)

	Billions of yen			
	As of September 30, 2007	As of March 31, 2007	As of March 31, 2006	As of March 31, 2005
Retail deposits[1][2]	¥3,563.9	¥3,573.8	¥3,103.4	¥2,300.4
Retail debentures	362.2	381.9	435.3	559.3
Institutional funding	2,631.0	2,168.5	1,551.8	1,835.7
Collateralized loan obligation	75.0	155.0	255.0	255.0

Notes:
(1) Excludes unclaimed matured debentures.
(2) Includes wealth management customers' deposits

Total Equity

Total equity as of September 30, 2007 was ¥934.6 billion and included minority interests in subsidiaries of ¥280.1 billion.

Summary of Non-Consolidated Financial Results

We disclose non-consolidated financial information of Shinsei in addition to our consolidated financial statements. As a recipient of public funds, we are required by the FSA to update and report on Shinsei's non-consolidated performance in relation to targets set forth in our Revitalization Plan on a quarterly basis, and to publicly disclose that information semi-annually.

For the first six months of fiscal year 2007, Shinsei recorded a net loss of ¥2.1 billion. We achieved the revenue, expenses and ordinary business profit Revitalization Plan targets for the first six months of fiscal year 2007. However, net income was significantly adversely impacted by (i) the reserves and mark-downs related to our exposure to the U.S. residential mortgage market and (ii) a charge of ¥22.0 billion for the impairment of our investment in APLUS' and Shinki's common shares.

Impairment of Investment in APLUS' Common Shares

As of September 30, 2007, APLUS' common share price was ¥82 as compared to ¥184 as of March 31, 2007. As a result, an impairment of APLUS' common shares amounting to ¥15.9 billion was recorded in the first six months of fiscal year 2007. This is in addition to the valuation allowance of ¥9.2 billion recorded at March 31, 2007 which represented the decline in value of these shares between the time of our acquisition of APLUS (¥243.2 per share) and March 31, 2007 (¥184.0 per share).

Impairment of Shinki's Common Shares

At the end of September 2007, Shinki's common share price was ¥97 as compared to ¥333 as of March 31, 2007. As a result, an impairment of Shinki's common shares of ¥6.0 billion was recorded. This is in addition to the valuation allowance of ¥6.6 billion assessed at March 31, 2007, which represented the decline in value of these shares between the book value (¥591.6 per share) and the price on March 31, 2007 (¥333.0 per share).

Supplemental Non-Consolidated Measures

In addition to the reporting items set forth in our non-consolidated financial statements, Japanese banking law requires us to disclose gross business profit (*gyomu soneki*) on a non-consolidated basis. Furthermore, in the Japanese banking industry, net business profit before general reserve for loan losses (*jisshitsu gyomu jun-eki*) has traditionally been used as a measure of the profitability of core banking operations. We review these

non-Japanese GAAP performance measures in monitoring the results of our operations.

Gross business profit is the sum of:

- net interest income;
- net fees and commissions, which consist of:
  - fees on loans as well as on sales of asset management products,
  - other fee-based activities, and
  - income on monetary assets held in trust (in keeping with the definition of gross business profit in our Revitalization Plan);
- net trading income; and
- net other business income, which includes, among other things, gains or losses on securities and foreign exchange.

Net business profit before general reserve for loan losses is gross business profit minus non-consolidated total expenses, which corresponds to our consolidated general and administrative expenses.

While these business profit measures should not be viewed as a substitute for net income, management believes that these non-Japanese GAAP measures provide a meaningful way of comparing a number of the important components of Shinsei's revenues and profitability from year to year. The table below sets forth these supplemental financial data and corresponding reconciliations to net income under Japanese GAAP for the six months ended September 30, 2007 and 2006.

Table 14. Supplemental Measures (Non-Consolidated)

	Billions of yen	
	Six months ended September 30, 2007	Six months ended September 30, 2006
Gross business profit (*gyomu sorieki*)[1]:		
Net interest income	¥ 39.5	¥ 30.4
Net fees and commissions[1]	29.3	21.6
Net trading income	4.9	9.0
Net other business income	3.1	6.1
Total gross business profit[1]	76.9	67.3
Total expenses	42.4	39.6
Net business profit[1][2] (*jisshitsu gyomu jun-eki*)	34.5	27.6
Other operating expenses, net[3]	(11.0)	(1.3)
Net operating income (*keijo rieki*)	23.5	26.3
Extraordinary (loss) income	(26.6)	12.4
(Loss) income before income taxes	(3.1)	38.8
Current income taxes (benefit)	(7.7)	(1.6)
Deferred income tax expense (benefit)	6.7	(1.1)
Net (loss) income	¥ (2.1)	¥ 41.5

Notes:
(1) Includes income from monetary assets held in trust of ¥21.6 billion in the six months ended September 30, 2007 and ¥15.4 billion in the six months ended September 30, 2006.
(2) Excludes provisions for or reversals of general reserve for loan losses.
(3) Excludes income from monetary assets held in trust.

Asset Quality and Disposal of Problem Loans of Shinsei

As of September 30, 2007, 60.7% of our consolidated problem loans as disclosed in accordance with the guidelines of the Japanese Bankers' Association (JBA) were held by Shinsei and most of the rest were held by APLUS. This discussion of our asset quality presents information of Shinsei on a non-consolidated basis unless otherwise specified. In particular, problem claims as defined in the Financial Revitalization Law are only disclosed on a non-consolidated basis, and therefore do not include problem loans held by APLUS. For a discussion of the problem claims of APLUS and Showa Leasing see "—Asset Quality of APLUS and Showa Leasing".

We classify our obligors and assess our asset quality based on our self-assessment manual developed in accordance with guidelines published by the FSA. We generally perform our self-assessment quarterly and at least semi-annually. The self-assessment process involves classifying obligors based on their financial condition and then categorizing claims against obligors in order of collection risk. Based on these classifications, we establish reserves and disclose our problem loans and other claims using criteria specified in the Financial Revitalization Law. We also disclose our problem loans under a format devised by the JBA for the disclosure of risk-monitored loans.

Claims Classified Under the Financial Revitalization Law

Under the Financial Revitalization Law, Japanese banks categorize their total claims in four categories by reference to the nature of the relevant assets. In addition to loans and bills discounted, claims that are subject to disclosure under the Financial Revitalization Law include foreign exchange claims, securities lent, private placement bonds guaranteed by Shinsei, accrued income and suspense payments in other assets, as well as customers' liabilities for acceptances and guarantees.

Disclosure of Claims Classified Under the Financial Revitalization Law

Our current management team has consistently emphasized the monitoring and reduction of problem loans. Shinsei's total amount of problem claims as disclosed pursuant to the Financial Revitalization Law as of September 30, 2007 stood at ¥45.9 billion, as compared to ¥27.9 billion at March 31, 2007. During the six months ended September 30, 2007, doubtful claims increased from ¥10.7 to ¥23.4 billion due to downgrades of corporate obligations from U.S. entities whose primary business related to residential mortgage finance and related services and substandard claims decreased by 22.6% to ¥12.5 billion. Claims against bankrupt and quasi-bankrupt obligors increased during the six months ended September 30, 2007, from ¥0.9 billion to ¥9.8 billion, as a result of stricter self-assessment. The ratio of non-performing claims disclosed under the Financial Revitalization Law to total non-consolidated claims as of September 30, 2007 increased to 0.8%, compared to 0.5% as of March 31, 2007.

Shinsei's other claims against need caution obligors, excluding substandard claims, totaled ¥102.5 billion as of September 30, 2007, a 17.1% decrease from ¥123.6 billion as of March 31, 2007, and included private placement bonds guaranteed by Shinsei and classified as other claims against need caution obligors. These claims represented 1.8% of total non-consolidated claims as of September 30, 2007, down from 2.3% as of March 31, 2007.

Table 15. Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen (except percentages)		
	As of September 30, 2007	As of September 30, 2006	As of March 3[1] 2007
Claims against bankrupt and quasi-bankrupt obligors	¥ 9.8	¥ 0.3	¥ 0.9
Doubtful claims	23.4	8.3	10.7
Substandard claims	12.5	17.2	16.2
Total claims disclosed under the Financial Revitalization Law[1]	45.9	25.9	27.9
Normal claims and claims against need caution obligors excluding substandard claims	5,584.1	4,780.5	5,266.7
Total claims	¥5,630.0	¥4,806.4	¥5,294.6
Ratio of total claims disclosed under the Financial Revitalization Law to total claims	0.8%	0.5%	0.5[illegible]

Note:
(1) Total claims disclosed under the Financial Revitalization Law include loans and bills discounted, customers' liabilities for acceptances and guarantees and other exposure to or in respect of bankrupt and quasi-bankrupt obligors and doubtful claims, as well as loans and bills discounted classified as substandard claims.

Coverage Ratios

As of September 30, 2007, Shinsei's non-consolidated coverage ratios for claims classified under the Financial Revitalization Law, which for each category of claims is the total of collateral pledged against claims, guarantees for claims and reserve for loan losses, measured against total claims, were 100.0% for claims against bankrupt and quasi-bankrupt obligors, 76.0% for doubtful claims and 89.2% for substandard claims. For all claims classified under the Law, the coverage ratio was 84.8%, an increase from 79.3% as of March 31, 2007.

Shinsei directly writes off, rather than reserves, the portion of claims against virtually and legally bankrupt obligors that are estimated to be uncollectible. In the six months ended September 30, 2007, ¥15.8 billion of such claims were written off on a non-consolidated basis.

Table 16. Coverage Ratios for Non-Performing Claims Disclosed Under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen (except percentages)				
		Amounts of coverage			
	Amount of claims	Reserve for loan losses	Collateral and guarantees	Total	Coverage ratio
As of September 30, 2007:					
Claims against bankrupt and quasi-bankrupt obligors	¥ 9.8	¥ –	¥ 9.8	¥ 9.8	100.0%
Doubtful claims	23.4	16.8	0.9	17.8	76.0
Substandard claims	12.5	3.0	8.1	11.1	89.2
Total	¥45.9	¥19.9	¥18.9	¥38.9	84.8%
As of September 30, 2006:					
Claims against bankrupt and quasi-bankrupt obligors	¥ 0.3	¥ –	¥0.3	¥ 0.3	100.0%
Doubtful claims	8.3	3.8	3.0	6.9	82.9
Substandard claims	17.2	7.3	5.0	12.4	71.8
Total	¥25.9	¥11.2	¥8.4	¥19.6	75.7%
As of March 31, 2007:					
Claims against bankrupt and quasi-bankrupt obligors	¥ 0.9	¥ –	¥0.9	¥ 0.9	100.0%
Doubtful claims	10.7	8.0	0.9	9.0	84.1
Substandard claims	16.2	6.5	5.6	12.1	75.0
Total	¥27.9	¥14.6	¥7.5	¥22.1	79.3%

Reserve for Credit Losses

The following table sets forth a breakdown of Shinsei's total reserve for credit losses on a non-consolidated basis as of the dates indicated:

Table 17. Reserve for Credit Losses (Non-Consolidated)

	Billions of yen (except percentages)	
	As of September 30, 2007	As of March 31, 2007
General reserve for loan losses	¥ 48.0	¥ 65.4
Specific reserve for loan losses	19.0	9.1
Reserve for loans to restructuring countries	0.0	0.0
Subtotal reserve for loan losses	67.1	74.5
Specific reserve for other credit losses	33.4	32.4
Total reserve for credit losses	¥ 100.5	¥ 106.9
Total claims[1]	¥5,630.0	¥5,294.6
Ratio of total reserve for loan losses to total claims	1.2%	1.4%
Ratio of total reserves for credit losses to total claims	1.8%	2.0%

Note:
(1) Total claims include loans and bills discounted, foreign exchange claims, securities lent, accrued interest income and suspense payment in other assets, as well as customers' liabilities for acceptances and guarantees.

As of September 30, 2007 and March 31, 2007, Shinsei's total reserve for credit losses on a non-consolidated basis was ¥100.5 billion and ¥106.9 billion, respectively, constituting 1.8% and 2.0%, respectively, of total claims as of each such date.

In the six months ended September 30, 2007, Shinsei applied the discounted cash flow method to 37.3% of its claims against possibly bankrupt obligors and 94.6% of its claims against substandard obligors, in each case by principal amount.

Risk-Monitored Loans

Consolidated risk-monitored loans increased by 16.0% during the six months ended September 30, 2007 to ¥75.2 billion. Non-consolidated non-accrual delinquent loans increased during the six months ended September 30, 2007, from ¥10.6 billion to ¥32.7 billion. The increase was primarily attributable to the downgrading of certain loans during the six month period.

The following tables set forth information concerning our consolidated and non-consolidated risk-monitored loans as of the dates indicated:

Table 18. Risk-Monitored Loans (Consolidated)

	Billions of yen (except percentages)	
	As of September 30, 2007	As of March 31, 2007
Loans and bills discounted	¥5,456.5	¥5,146.3
Loans to bankrupt obligors (A)	0.6	1.7
Non-accrual delinquent loans (B)	39.0	21.8
Total loans (A)+(B)	¥ 39.7	¥ 23.5
Ratio to total loans and bills discounted	0.7%	0.5%
Loans past due for three months or more (C)	¥ 9.9	¥ 4.7
Restructured loans (D)	25.5	36.4
Total risk-monitored loans (A)+(B)+(C)+(D)	¥ 75.2	¥ 64.8
Ratio to total loans and bills discounted	1.4%	1.3%
Reserve for credit losses	¥ 141.7	¥ 147.2

Table 19. Risk-Monitored Loans (Non-Consolidated)

	Billions of yen (except percentages)	
	As of September 30, 2007	As of March 31, 2007
Loans and bills discounted	¥5,335.1	¥5,075.2
Loans to bankrupt obligors (A)	0.3	0.6
Non-accrual delinquent loans (B)	32.7	10.6
Total loans (A)+(B)	¥ 33.0	¥ 11.2
Ratio to total loans and bills discounted	0.6%	0.2%
Loans past due for three months or more (C)	¥ 6.0	¥ 0.0
Restructured loans (D)	6.4	16.1
Total risk-monitored loans (A)+(B)+(C)+(D)	¥ 45.6	¥ 27.4
Ratio to total loans and bills discounted	0.9%	0.5%
Reserve for credit losses	¥ 100.5	¥ 106.9

Asset Quality of APLUS and Showa Leasing

APLUS and Showa Leasing classify their obligors and assess their asset quality on a semi-annual basis based on self-assessment manuals developed in accordance with guidelines published by the FSA. APLUS and Showa Leasing's assessments, where applicable, include, among other things, an assessment of credit extended to credit card customers as well as lease obligors, unsecured personal loans and customer guarantees.

The following tables set forth information concerning consolidated risk-monitored loans and risk-monitored installment receivables held by Shinsei, APLUS, Showa Leasing and other subsidiaries as of the dates indicated:

Table 20. Risk-Monitored Loans Breakdown for Large Entities (Consolidated)[1]

	Billions of yen			
	Shinsei	APLUS	Other subsidiaries	Total
As of September 30, 2007:				
Loans to bankrupt obligors	¥ 0.3	¥ —	¥ 0.3	¥ 0.6
Non-accrual delinquent loans	32.7	3.3	2.9	39.0
Loans past due for three months or more	6.0	3.7	0.1	9.9
Restructured loans	6.4	19.0	—	25.5
Total	¥45.6	¥26.1	¥ 3.4	¥75.2
As of March 31, 2007:				
Loans to bankrupt obligors	¥ 0.6	¥ —	¥ 1.0	¥ 1.7
Non-accrual delinquent loans	10.6	3.5	7.7	21.8
Loans past due for three months or more	0.0	4.6	0.1	4.7
Restructured loans	16.1	19.7	0.4	36.4
Total	¥27.4	¥27.8	¥ 9.4	¥64.8

Note:
(1) Showa Leasing has no such loans.

Table 21. Risk-Monitored Installment Receivables Included in Other Assets (Consolidated)[1]

	Billions of yen		
	APLUS	Showa Leasing	Total
As of September 30, 2007:			
Credits to bankrupt obligors	¥ 0.0	¥1.0	¥ 1.0
Non-accrual delinquent credits	1.8	1.1	2.9
Credits past due for three months or more	1.4	0.2	1.6
Restructured credits	8.0	0.1	8.1
Total	¥11.3	¥2.4	¥13.7
As of March 31, 2007:			
Credits to bankrupt obligors	¥ 0.0	¥0.2	¥ 0.2
Non-accrual delinquent credits	2.1	1.0	3.1
Credits past due for three months or more	1.6	0.0	1.7
Restructured credits	10.0	0.1	10.2
Total	¥13.8	¥1.5	¥15.4

Note:
(1) Shinsei has no such installment receivables.

Capital Ratios

From the fiscal year ended March 31, 2007, the Basel II methodology has been adopted to calculate capital ratios. For credit risk, the Foundation Internal Ratings Based Approach (F-IRB) has been applied. For operational risk, the Standardized Approach (TSA) has been adopted and the Internal Model Method has been used for market risk.

Our total capital adequacy ratio as of September 30, 2007 was 12.40%, compared with 13.13% as of March 31, 2007. Our Tier I capital ratio, or the ratio of Tier I capital to risk assets, decreased from 8.11% as of March 31, 2007 to 7.62% as of September 30, 2007. The decreases in the capital ratios at September 30, 2007 reflect mainly an increase in risk assets.

Table 22. Consolidated Capital Ratios[1]

	Billions of yen (except percentages)	
	As of September 30, 2007	As of March 31, 2007
Basic items (Tier I):		
Capital stock	¥ 451.2	¥ 451.2
Minority interests in consolidated subsidiaries	179.8	180.7
Consolidation goodwill and other intangible assets	(172.5)	(177.8)
Gain on sale of securitization	(13.9)	(16.5)
50% of expected loss provision shortfall	(9.8)	(9.1)
Total Tier I (A)	647.6	620.8
Supplementary items (Tier II):		
General reserve for loan losses	14.7	13.9
Perpetual preferred stocks	81.0	81.0
Perpetual subordinated debt and bonds	117.4	116.6
Non-perpetual preferred stocks	17.0	19.7
Non-perpetual subordinated debt and bonds	352.1	348.3
Total	¥ 582.3	¥ 579.7
Amount eligible for inclusion in capital (B)	¥ 537.0	¥ 522.0
Deduction (C)	131.0	137.7
Capital investment to affiliated companies	53.7	54.4
Unrated securitization exposure	52.2	68.7
50% of expected loss provision shortfall	9.8	9.1
Total capital (D) [(A)+(B)-(C)]	¥1,053.5	¥1,005.0
Risk assets:		
On-balance sheet items	¥6,392.9	¥5,585.8
Off-balance sheet items	1,378.0	1,458.1
Market Risk[2]	274.9	196.2
Operational Risk[2]	448.1	411.8
Total (E)	¥8,494.1	¥7,652.0
Consolidated capital adequacy ratio (D) / (E)	12.40%	13.13%
Consolidated Tier I capital ratio (A) / (E)	7.62	8.11

Notes:
(1) Basel II basis.
(2) Derived by multiplying the capital requirement by 12.5 (i.e., the reciprocal of the minimum capital ratio of 8%).

Interim Consolidated Balance Sheets (Unaudited)

Shinsei Bank, Limited, and Consolidated Subsidiaries
As of September 30, 2007 and 2006, and March 31, 2007

	Millions of yen			Thousands of U.S. dollars (Note 1)
	Sept. 30, 2007	Sept 30, 2006	Mar. 31, 2007	Sept. 30, 2007
ASSETS				
Cash and due from banks (Notes 3 and 21)	¥ 394,179	¥ 312,406	¥ 448,554	$ 3,419,028
Call loans	736,100	20,000	43,100	6,384,769
Collateral related to securities borrowing transactions	74,763	27,215	11,050	648,481
Other monetary claims purchased (Note 4)	445,108	296,955	366,505	3,860,777
Trading assets (Notes 5, 21 and 32)	251,485	423,423	303,389	2,181,334
Monetary assets held in trust (Note 6)	417,655	506,563	502,332	3,622,648
Securities (Notes 7 and 21)	2,368,558	1,771,793	1,854,682	20,544,353
Loans and bills discounted (Notes 8, 21 and 31)	5,456,582	4,781,419	5,146,306	47,329,190
Foreign exchanges (Note 17)	26,798	13,908	15,047	232,447
Other assets (Notes 9, 21 and 32)	1,018,463	844,194	870,375	8,833,926
Premises and equipment (Notes 10 and 29)	372,222	398,152	382,460	3,228,574
Intangible assets (Note 11)	238,816	351,079	244,155	2,071,440
Deferred issuance expenses for debentures	111	115	103	964
Deferred tax assets	38,767	30,805	42,474	336,257
Customers' liabilities for acceptances and guarantees (Notes 20 and 21)	725,545	789,451	754,420	6,293,225
Reserve for credit losses (Note 12)	(141,710)	(133,820)	(147,275)	(1,229,166)
Total assets	¥12,423,448	¥10,433,666	¥10,837,683	$107,758,247
LIABILITIES AND EQUITY				
Liabilities:				
Deposits, including negotiable certificates of deposit (Notes 13 and 21)	¥ 5,870,638	¥ 4,945,741	¥ 5,420,930	$ 50,920,621
Debentures (Note 14)	686,588	758,891	703,298	5,955,317
Call money (Note 21)	1,377,475	449,989	692,792	11,947,919
Collateral related to securities lending transactions (Note 21)	285,107	41,407	8,333	2,472,956
Trading liabilities (Notes 15 and 32)	110,599	106,634	99,255	959,315
Borrowed money (Notes 16 and 21)	1,092,738	1,213,998	1,122,688	9,478,170
Foreign exchanges (Note 17)	19	4	118	170
Short-term corporate bonds	115,000	168,700	171,300	997,485
Corporate bonds (Note 18)	432,780	300,627	400,485	3,753,840
Other liabilities (Notes 19 and 32)	766,199	619,725	498,358	6,645,849
Accrued employees' bonuses	8,447	8,059	13,134	73,270
Accrued directors' bonuses	293	103	359	2,545
Reserve for employees' retirement benefits	3,204	3,190	3,521	27,799
Reserve for directors' retirement benefits	47	—	—	412
Reserve for losses on interest repayments	9,496	2,485	10,353	82,370
Reserve under special law	3	2	3	31
Deferred tax liabilities	4,611	13,903	5,075	40,003
Acceptances and guarantees (Notes 20 and 21)	725,545	789,451	754,420	6,293,225
Total liabilities	11,488,798	9,422,915	9,904,430	99,651,297
Equity:				
Capital stock (Notes 23 and 24):				
Common stock	402,853	291,853	291,853	3,494,265
Preferred stock	48,443	159,443	159,443	420,186
Capital surplus	18,558	18,558	18,558	160,971
Stock acquisition rights (Note 24)	877	260	517	7,609
Retained earnings	266,097	414,399	245,499	2,308,070
Unrealized gain (loss) on available-for-sale securities	(3,802)	(556)	5,091	(32,979)
Deferred gain (loss) on derivatives under hedge accounting	(9,537)	(3,944)	(7,744)	(82,725)
Foreign currency translation adjustments	3,605	2,604	2,952	31,276
Treasury stock, at cost (Note 23)	(72,561)	(136,543)	(72,560)	(629,383)
Total	654,534	746,075	643,611	5,677,290
Minority interests in subsidiaries (Note 22)	280,115	264,675	289,642	2,429,660
Total equity	934,650	1,010,750	933,253	8,106,950
Total liabilities and equity	¥12,423,448	¥10,433,666	¥10,837,683	$107,758,247

See accompanying "Notes to Interim Consolidated Financial Statements (Unaudited)," which are an integral part of these statements.

Interim Consolidated Statements of Operations (Unaudited)

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the six months ended September 30, 2007 and 2006, and the fiscal year ended March 31, 2007

	Millions of yen			Thousands of U.S. dollars (Note 1)
	Sept. 30, 2007 (6 months)	Sept. 30, 2006 (6 months)	Mar. 31, 2007 (1 year)	Sept. 30, 2007 (6 months)
Interest income:				
Interest on loans and bills	¥84,612	¥59,341	¥127,026	$733,908
Interest and dividends on securities	20,597	16,811	32,309	178,657
Interest on deposits with banks	3,292	1,514	4,284	28,556
Other interest income	2,992	5,278	9,198	25,960
Total interest income	111,494	82,946	172,818	967,081
Interest expenses:				
Interest on deposits, including negotiable certificates of deposit	22,901	13,692	34,341	198,643
Interest and discounts on debentures	1,569	1,556	3,006	13,613
Interest on other borrowings	17,250	5,864	16,964	149,629
Other interest expenses	13,259	10,115	23,009	115,011
Total interest expenses	54,981	31,228	77,322	476,896
Net interest income	56,513	51,717	95,496	490,185
Fees and commissions income	35,164	34,075	70,858	305,010
Fees and commissions expenses	11,974	11,808	24,409	103,868
Net fees and commissions	23,189	22,266	46,449	201,142
Net trading income (Note 25)	7,234	11,272	17,809	62,749
Other business income, net:				
Income on leased assets and installment receivables, net	27,270	25,592	51,123	236,542
Income on monetary assets held in trust, net	12,019	6,271	14,725	104,251
Net gain on foreign exchanges	5,178	6,886	10,423	44,916
Net gain (loss) on securities	(163)	11,048	15,144	(1,417
Net gain on other monetary claims purchased	11,620	10,351	19,978	100,793
Other, net (Note 26)	(4,256)	(7,038)	(14,772)	(36,922
Net other business income	51,668	53,111	96,622	448,163
Total revenue	138,606	138,367	256,378	1,202,239
General and administrative expenses:				
Personnel expenses	32,530	32,100	62,701	282,160
Premises expenses	8,672	8,466	17,359	75,222
Technology and data processing expenses	10,120	10,055	20,116	87,780
Advertising expenses	5,033	5,585	10,971	43,658
Consumption and property taxes	4,206	3,865	7,386	36,488
Deposit insurance premium	1,715	1,417	2,835	14,882
Other general and administrative expenses	15,189	14,423	28,862	131,750
General and administrative expenses	77,468	75,913	150,233	671,940
Amortization of goodwill and other intangible assets	6,107	10,541	20,800	52,979
Total general and administrative expenses	83,576	86,454	171,034	724,919
Net business profit	55,030	51,913	85,343	477,320
Net credit costs (Note 27)	30,715	5,235	51,934	266,422
Other gains (losses), net (Note 28)	18,940	606	(99,117)	164,287
Income (loss) before income taxes and minority interests	43,254	47,284	(65,708)	375,185
Income taxes (benefit):				
Current	4,053	1,367	3,249	35,155
Deferred	5,319	(1,209)	(24,615)	46,137
Minority interests in net income of subsidiaries	10,696	8,269	16,643	92,782
Net income (loss)	¥23,186	¥38,857	¥ (60,984)	$201,111
		Yen		U.S. dollars (Note 1)
Basic net income (loss) per common share (Note 33)	¥15.72	¥27.19	¥(45.92)	$0.14
Diluted net income per common share (Note 33)	12.72	19.54	—	0.11

See accompanying "Notes to Interim Consolidated Financial Statements (Unaudited)," which are an integral part of these statements.

Interim Consolidated Statements of Changes in Equity (Unaudited)

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the six months ended September 30, 2007 and 2006, and the fiscal year ended March 31, 2007

	Millions of yen			Thousands of U.S. dollars (Note 1)
	Sept. 30, 2007 (6 months)	Sept. 30, 2006 (6 months)	Mar. 31, 2007 (1 year)	Sept. 30, 2007 (6 months)
Common stock:				
Balance at beginning of period	¥ 291,853	¥180,853	¥180,853	$2,531,476
Conversion from preferred stock	111,000	111,000	111,000	962,789
Balance at end of period	402,853	291,853	291,853	3,494,265
Preferred stock:				
Balance at beginning of period	159,443	270,443	270,443	1,382,975
Conversion into common stock	(111,000)	(111,000)	(111,000)	(962,789)
Balance at end of period	48,443	159,443	159,443	420,186
Capital surplus:				
Balance at beginning of period	18,558	18,558	18,558	160,971
Balance at end of period	18,558	18,558	18,558	160,971
Stock acquisition rights:				
Balance at beginning of period	517			4,488
Net change during the period	359	260	517	3,121
Balance at end of period	877	260	517	7,609
Retained earnings:				
Balance at beginning of period	245,499	379,502	379,502	2,129,409
Dividends paid	(2,587)	(3,947)	(7,443)	(22,444)
Net income (loss)	23,186	38,857	(60,984)	201,111
Disposal of treasury stock	—	(13)	(15)	—
Retirement of treasury stock	—	—	(63,963)	—
Other changes by exclusion of affiliates	—	—	(1,595)	—
Changes by inclusion of subsidiaries (former non-consolidated subsidiaries)	(0)	—	—	(6)
Balance at end of period	266,097	414,399	245,499	2,308,070
Unrealized gain (loss) on available-for-sale securities:				
Balance at beginning of period	5,091	2,208	2,208	44,164
Net change during the period	(8,893)	(2,765)	2,882	(77,143)
Balance at end of period	(3,802)	(556)	5,091	(32,979)
Deferred gain (loss) on derivatives under hedge accounting:				
Balance at beginning of period	(7,744)			(67,173)
Net change during the period	(1,792)	(3,944)	(7,744)	(15,552)
Balance at end of period	(9,537)	(3,944)	(7,744)	(82,725)
Foreign currency translation adjustments:				
Balance at beginning of period	2,952	3,781	3,781	25,610
Net change during the period	653	(1,177)	(829)	5,666
Balance at end of period	3,605	2,604	2,952	31,276
Treasury stock, at cost:				
Balance at beginning of period	(72,560)	(12)	(12)	(629,376)
Purchase of treasury stock	(0)	(136,671)	(136,672)	(7)
Disposal of treasury stock	—	140	160	—
Retirement of treasury stock	—	—	63,963	—
Balance at end of period	(72,561)	(136,543)	(72,560)	(629,383)
Minority interests in subsidiaries:				
Balance at beginning of period	289,642			2,512,293
Net change during the period	(9,526)	264,675	289,642	(82,633)
Balance at end of period	280,115	264,675	289,642	2,429,660
Total equity	¥ 934,650	¥1,010,750	¥933,253	$8,106,950

See accompanying "Notes to Interim Consolidated Financial Statements (Unaudited)," which are an integral part of these statements.

Interim Consolidated Statements of Cash Flows (Unaudited)

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the six months ended September 30, 2007 and 2006, and the fiscal year ended March 31, 2007

	Millions of yen			Thousands of U.S. dollars (Note 1)
	Sept. 30, 2007 (6 months)	Sept. 30, 2006 (6 months)	Mar. 31, 2007 (1 year)	Sept. 30, 2007 (6 months)
Cash flows from operating activities:				
Income (loss) before income taxes and minority interests	¥ 43,254	¥ 47,284	¥ (65,708)	$ 375,185
Adjustments for:				
Income taxes paid	(1,324)	(3,986)	(5,684)	(11,485
Depreciation	70,022	72,499	143,567	607,362
Amortization of goodwill and other intangible assets	6,107	10,541	20,800	52,979
Impairment losses on goodwill, other intangible assets and other	—	—	95,691	—
Net change in reserve for credit losses	(4,944)	(11,048)	2,406	(42,890
Net change in other reserves	(5,734)	(3,468)	9,801	(49,742
Interest income	(111,494)	(82,946)	(172,818)	(967,081
Interest expenses	54,981	31,228	77,322	476,897
Investment (gains) losses	(4,177)	(10,755)	(28,583)	(36,234
Net exchange (gain) loss	11,956	1,481	3,811	103,704
Net change in trading assets	51,903	(229,842)	(109,808)	450,200
Net change in trading liabilities	11,345	(43,356)	(50,735)	98,407
Net change in loans and bills discounted	(307,691)	(693,734)	(1,058,658)	(2,668,847
Net change in deposits, including negotiable certificates of deposit	448,702	873,982	1,349,171	3,891,946
Net change in debentures	(16,709)	(260,017)	(315,610)	(144,936
Net change in borrowed money (other than subordinated debt)	(30,150)	46,243	(47,062)	(261,519
Net change in corporate bonds (other than subordinated corporate bonds)	27,565	6,845	7,141	239,094
Net change in interest-bearing deposits with banks	(43,779)	(26,217)	(28,630)	(379,735
Net change in call loans, collateral related to securities borrowing transactions and other monetary claims purchased	(829,759)	15,585	(59,502)	(7,197,148
Net change in call money, collateral related to securities lending transactions, commercial paper and short-term corporate bonds (liabilities)	905,156	496,896	709,226	7,851,127
Net change in foreign exchange assets	(11,751)	(1,768)	(2,907)	(101,928
Net change in foreign exchange liabilities	(99)	(34)	79	(862
Interest received	102,723	72,521	166,959	891,003
Interest paid	(61,662)	(24,086)	(78,506)	(534,847
Net change in securities for trading purposes	437	(37,471)	46,072	3,792
Net change in monetary assets held in trust for trading purposes	70,477	(59,235)	(61,663)	611,310
Net change in leased assets	(46,686)	(77,836)	(121,645)	(404,948
Other, net	(59,234)	152,347	(7,677)	(513,791
Total adjustments	226,179	214,367	482,555	1,961,828
Net cash provided by (used in) operating activities	269,434	261,651	416,847	2,337,013
Cash flows from investing activities:				
Purchase of investments	(1,510,443)	(1,216,129)	(2,555,729)	(13,101,250
Proceeds from sales of investments	323,297	82,890	260,930	2,804,208
Proceeds from maturity of investments	854,063	861,947	1,911,506	7,407,960
Purchase of premises and equipment (other than leased assets)	(2,733)	(2,094)	(3,734)	(23,708
Proceeds from sales of premises and equipment (other than leased assets)	1,508	6,525	6,616	13,087
Proceeds from sale of subsidiary's stocks	24,999	3,077	3,077	216,838
Payment for acquisition of business	(31,302)	—	—	(271,513
Other, net	(4,670)	(2,272)	(17,832)	(40,510
Net cash provided by (used in) investing activities	(345,280)	(266,054)	(395,165)	(2,994,888
Cash flows from financing activities:				
Proceeds from subordinated debt	—	60,000	62,000	—
Repayment of subordinated debt	—	(98,000)	(98,000)	—
Proceeds from issuance of subordinated corporate bonds	—	—	92,161	—
Payment for redemption of subordinated corporate bonds	(2,308)	(10,945)	(10,945)	(20,026
Proceeds from minority shareholders of subsidiaries	1,200	0	20,253	10,412
Payment for capital returned to minority shareholders of subsidiaries	(4,227)	(628)	(1,227)	(36,668
Dividends paid	(2,587)	(3,947)	(7,443)	(22,444
Dividends paid to minority shareholders of subsidiaries	(13,803)	(8,422)	(11,175)	(119,732
Purchase of treasury stock	(0)	(136,671)	(136,672)	(7
Proceeds from sale of treasury stock	—	126	145	—
Net cash provided by (used in) financing activities	(21,728)	(198,486)	(90,903)	(188,465
Foreign currency translation adjustments on cash and cash equivalents	7	2	1	62
Net change in cash and cash equivalents	(97,567)	(202,887)	(69,220)	(846,278
Cash and cash equivalents at beginning of period	271,493	340,713	340,713	2,354,873
Cash and cash equivalents at end of period (Note 3)	¥ 173,925	¥ 137,826	¥ 271,493	$ 1,508,595

See accompanying "Notes to Interim Consolidated Financial Statements (Unaudited)," which are an integral part of these statements.
Note: Investments consist of securities and monetary assets held in trust for other than trading purposes.

Notes to Interim Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

The accompanying interim consolidated financial statements of Shinsei Bank, Limited (the "Bank") and its consolidated subsidiaries (collectively, the "Group"), stated in Japanese yen, are prepared on the basis of generally accepted accounting principles in Japan (Japanese GAAP) and in conformity with the Banking Law of Japan (the "Banking Law"), and compiled from the interim consolidated financial statements prepared under the provisions set forth in the Accounting Standards for Interim Consolidated Financial Statements (the Business Accounting Council, March 13, 1998) and the standards of the Financial Instruments and Exchange Law of Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Certain reclassifications and rearrangements have been made to the interim consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the accompanying notes include information that is not required under Japanese GAAP, but is presented herein for the convenience of readers.

The preparation of interim consolidated financial statements in conformity with Japanese GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As permitted by the Financial Instruments and Exchange Law of Japan, yen amounts, except for per share amounts, are presented in millions of yen and are rounded down to the nearest million. As a result, the totals do not necessarily agree with the sum of the individual amounts.

The interim consolidated financial statements are stated in Japanese yen, the currency of the country in which the Bank is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥115.29 to U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on September 30, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

The Bank was placed under temporary nationalization by the Prime Minister of Japan on October 23, 1998, under Section 1 of Article 36 of the Financial Revitalization Law of Japan, and continued its operations in accordance with Articles 47 and 48 of the same law. The Bank's temporary nationalization status was terminated on March 1, 2000, when all common shares of the Bank held by the Deposit Insurance Corporation of Japan (the "DIC") were transferred to New LTCB Partners C.V. in accordance with the Share Purchase Agreement, dated February 9, 2000 (the "Share Purchase Agreement").

In the fiscal year ended March 31, 2004, the Bank completed an initial public offering (IPO) of its shares and became listed on the First Section of the Tokyo Stock Exchange on February 19, 2004. The Bank's then controlling shareholder, New LTCB Partners C.V., offered the shares sold in the IPO. Following the IPO, the Bank also completed a secondary share offering on February 17, 2005. Prior to the secondary offering, the Bank's controlling shareholder, New LTCB Partners C.V., distributed most of its shareholdings to its investors. The investors, in turn, sold an aggregate of 36.9% of the Bank's outstanding common shares in the secondary offering.

2. Summary of Significant Accounting Policies

(a) Principles of Consolidation

The Group applied its consolidation scope using the control and influence concept. Under the control and influence concept, those companies in which the Bank, directly or indirectly, is able to exercise control over operations are fully consolidated and those companies in which the Bank, directly or indirectly, is able to exercise significant influence over operations are accounted for by the equity method.

The number of consolidated subsidiaries and affiliates as of September 30, 2007 and 2006 was as follows:

	As of September 30, 2007	As of September 30, 2006
Consolidated subsidiaries	98	89
Unconsolidated subsidiaries	95	88
Affiliates accounted for by the equity method	29	27

Unconsolidated subsidiaries are mainly operating companies that undertake leasing business based on the *Tokumei Kumiai* system (silent partnerships). *Tokumei Kumiai*'s assets, liabilities, profit and loss virtually belong to each silent partner, and the Group does not have any material transactions with these subsidiaries. Therefore, these subsidiaries are excluded from consolidation in order to avoid any material misunderstanding by the Bank's stakeholders.

Other unconsolidated subsidiaries are excluded from consolidation because they are not material to the financial condition or results of operations of the Group.

Major consolidated subsidiaries as of September 30, 2007 were as listed below:

Name	Location	Percentage ownership
APLUS Co., Ltd.	Japan	68.9%
Showa Leasing Co., Ltd.	Japan	96.4%
Shinsei Trust & Banking Co., Ltd.	Japan	100.0%
Shinsei Securities Co., Ltd.	Japan	100.0%

All significant inter-company transactions, related account balances and unrealized gains and losses have been eliminated in consolidation. As of September 30, 2007, the six month period ending dates are September 30 for 64 subsidiaries and June 30 for 34 subsidiaries. Those consolidated subsidiaries whose six month periods end at dates other than September 30 are consolidated using their six month period-end financial statements with appropriate adjustments made for significant transactions during the period from the ending dates of their six month periods to the date of the Group's interim consolidated financial statements, except that 6 subsidiaries whose six month periods end at June 30 are consolidated using their September 30 interim financial statements.

Major affiliates accounted for by the equity method as of September 30, 2007 were as listed below:

Name	Location	Percentage ownership
Shinki Co., Ltd.	Japan	36.4%
Hillcot Holdings Limited	Bermuda	33.7%
Jih Sun Financial Holding Company Limited	Taiwan	32.9%

(b) Goodwill and Other Intangible Assets

The Bank recognized certain identifiable intangible assets in connection with the acquisition of APLUS Co., Ltd. ("APLUS") and Showa Leasing Co., Ltd. ("Showa Leasing"), because they arose from contractual or other legal rights, or were separable. The identified intangible assets with amortization method and period are as listed below:

APLUS Co., Ltd.

Identified intangible assets	Amortization method	Amortization period
Trade name and trademarks	Straight-line	10 years
Customer relationship	*Sum-of-the-years digits*	*10 years*
Merchant relationship	Sum-of-the-years digits	20 years

Showa Leasing Co., Ltd.

Identified intangible assets	Amortization method	Amortization period
Trade name	Straight-line	10 years
Customer relationship	Sum-of-the-years digits	20 years
Maintenance component contracts	Straight-line	Subject to the remaining contract years
Sublease contracts	Straight-line	Subject to the remaining contract years

The excess of the purchase price over the fair value of the net assets acquired, including identified intangible assets, was recorded as goodwill and is amortized on a straight-line basis over 20 years. The amortization period is the maximum period allowed under Japanese GAAP and was determined based upon the Bank's business strategy. The unamortized balances of identified intangible assets and goodwill are subject to impairment testing.

The Bank includes amortization of goodwill and other intangible assets in total general and administrative expenses.

(c) Impairment of Goodwill and Other Intangible Assets

The Bank conducts impairment testing for goodwill and other intangible assets semiannually as a result of certain triggering events such as:

- An expectation of an operating loss or negative cash flow in two consecutive years
- Impairment of underlying investment securities is recognized
- A significant adverse change in the environment surrounding the business operations of the subsidiary, such as a change in law which significantly impacts the business in a negative way, the suspension of business due to sanction or adverse changes in the interest rate laws

As the first step of the impairment test, we estimate the non-discounted future cash flow value of the business as a grouping unit. If the value of the non-discounted future cash flows is less than the book value of the net assets, including goodwill and other intangible assets, of the business, it is determined that impairment exists and the next step of the impairment test is performed to measure the amount of impairment loss, if any.

The next step of the impairment test compares the "value in use," which is calculated as the discounted value of future cash flows of the business, and the net asset book value which includes unamortized balances of goodwill and other intangible assets. Impairment loss for the total of goodwill and other intangible assets (A) is recognized as an amount by which the net asset book value exceeds the "value in use." The fair value of other intangible assets (and any other assets) will be determined in the same manner used to apply purchase accounting at the time of the initial acquisition, and the impairment loss of other intangible assets (B) is determined as the difference between the fair value and book value. Finally, the impairment loss of goodwill is calculated as the residual calculated as (A) less (B) above.

(d) Translation of Foreign Currency Financial Statements and Transactions

(i) The interim financial statements of consolidated foreign subsidiaries are translated into Japanese yen at exchange rates as of their respective interim balance sheet dates, except for equity, which is translated at historical exchange rates. Differences arising from such translation are shown as "foreign currency translation adjustments" in a separate component of equity in the accompanying interim consolidated balance sheets.

(ii) Foreign currency accounts held by consolidated foreign subsidiaries are translated into the currency of the subsidiary at the respective period-end exchange rates.

(iii) Foreign currency-denominated assets and liabilities and the accounts of overseas branches of the Bank and domestic consolidated subsidiaries are translated into Japanese yen at the exchange rates prevailing at the interim balance sheet date, except for investments in unconsolidated subsidiaries and affiliates which are translated at the relevant historical exchange rates.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and non-interest-bearing deposits.

(f) Other Monetary Claims Purchased

The components of other monetary claims purchased are principally loans held for trading purposes. Other monetary claims purchased held for trading purposes are recorded at fair value and unrealized gains and losses are recorded in other business income, net.

(g) Valuation of Trading Account Activities

Trading account positions entered into to generate gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices, or from price differences among markets, are included in trading assets and trading liabilities on a trade date basis.

Trading securities and monetary claims purchased for trading purposes are stated at market value and derivative financial instruments related to trading positions are stated at fair value based on estimated amounts that would be settled in cash if such positions were terminated at the end of the period, which reflects liquidation and credit risks.

Trading revenue and trading expenses include interest received and paid during the period and unrealized gains and losses resulting from the change in the value of securities, monetary claims purchased, and derivatives between the beginning and the end of the period.

(h) Monetary Assets Held in Trust

The components of trust assets are accounted for based on the standard appropriate for each asset type. Instruments held in trust for trading purposes are recorded at fair value and unrealized gains and losses are recorded in other business income, net. Instruments held in trust classified as available-for-sale are recorded at fair value with the corresponding unrealized gains and losses recorded directly in a separate component of equity.

Instruments held in trust classified as available-for-sale for which fair value is not readily determinable are carried at cost.

(i) Securities

Securities other than investments in unconsolidated subsidiaries and affiliates are classified into three categories, based principally on the Group's intent, as follows:

Trading securities are securities held in anticipation of gains arising from short-term changes in market value and/or held for resale to customers. Trading securities are carried at fair value with corresponding unrealized gains and losses recorded in income.

Securities being held to maturity are debt securities for which the Group has both the positive intent and ability to hold until maturity. Securities being held to maturity are carried at amortized cost determined by the moving average method.

Securities available-for-sale are securities other than trading securities and securities being held to maturity. Securities available-for-sale are carried at fair value with the corresponding unrealized gains and losses *recorded directly in a separate component of equity. The cost of sales of* these securities is determined by the moving average method. Securities available-for-sale for which fair value is not readily determinable are carried at moving average cost or amortized cost determined by the moving average method.

In addition, investments in unconsolidated subsidiaries that are not accounted for by the equity method are carried at cost determined by the moving average method.

Individual securities are written down when a decline in fair value below the cost of such securities is deemed to be other than temporary.

(j) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation.

Depreciation of the Group's buildings and the Bank's computer equipment (including ATMs) other than personal computers is computed principally using the straight-line method, and depreciation of other equipment is computed principally using the declining-balance method. Principal estimated useful lives of buildings and equipment as of September 30, 2007 were as follows:

Buildings .... 3 years to 50 years
Equipment .... 2 years to 15 years

(k) Software

Capitalized software for internal use is depreciated using the straight-line method based on the Group's estimated useful lives (mainly 5 or 8 years).

(l) Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. An impairment loss would be recognized if the carrying amount of assets exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of assets. The impairment loss would be measured as the amount by which the carrying amount of an asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition. No significant impairment loss was recognized for the six month periods ended September 30, 2007 and 2006.

(m) Deferred Charges

Deferred issuance expenses for debentures and the Bank's corporate bonds issued after April 1, 2006 are amortized using the straight-line method over the term of the debentures and corporate bonds.

Deferred issuance expenses for debentures and the Bank's corporate bonds issued before March 31, 2006 are amortized using the straight-line method over the shorter of the terms of the debentures and corporate bonds or the maximum three-year period stipulated in the former Japanese Commercial Code and its regulations.

Consolidated subsidiaries' deferred issuance expenses for corporate bonds are amortized using the straight-line method over the terms of the corporate bonds.

Formation costs and stock issuance costs of consolidated subsidiaries are charged to income as incurred.

(n) Reserve for Credit Losses

The reserve for loan losses of the Bank and the consolidated domestic trust and banking subsidiary has been established as detailed below based on the Bank's internal rules for establishing the reserve.

For claims to obligors who are legally bankrupt (due to bankruptcy, special liquidation, etc.) or virtually bankrupt, a specific reserve is provided based on the amount of claims, after the charge-off stated below, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to obligors who are possibly bankrupt, a specific reserve is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

The Bank applies the discounted cash flow method (the "DCF method") in calculating the loan loss reserve amounts for most of the claims against obligors categorized as possibly bankrupt or substandard under the self-assessment guidelines. Under the DCF method, the loan loss reserve is determined as the difference between (a) relevant estimated cash flows discounted by the original contractual interest rate and (b) the book value of the claim. In cases where it is difficult to reasonably estimate future cash flows, the Bank sets aside as reserves the product of the estimated loss ratios on the claims and either (a) the balance of the claims, in the case of claims against substandard obligors, or (b) the unsecured, unguaranteed portion of the claims, in the case of claims against possibly bankrupt obligors.

For other claims, the Bank provides a general reserve based on historical loan loss experience.

The historical loan loss ratio had previously been calculated by taking the greater result from the following two calculation methods: (1) the average of three consecutive calculation periods defined to be past one year as from each fiscal year-end (0.5 year for the interim closing), or (2) the average of three consecutive calculation periods defined to be past three years as from each fiscal year-end (2.5 years for the interim closing). However, the recent actual loan loss ratio has rapidly declined, resulting in a poorer basis for loan loss calculation., Starting from the fiscal year ending March 31, 2007, the calculation methodology has been changed to taking the greater result of the following two methods: (A) the existing methodology mentioned above, or (B) the average of all calculation periods since 1998 when the actual track records for loan losses have been maintained. As a result, the reserve for credit losses as of September 30, 2006 was ¥20,822 million higher and income before income taxes and minority interests for the six months ended September 30, 2006 was lower by the same amount than would have been the case using the previous calculation method.

For specific foreign claims, there is a reserve for loans to restructuring countries which has been provided based on losses estimated by considering the political and economic conditions in those countries.

All claims are assessed by business divisions and branches based on the predetermined internal rules for the self-assessment of asset quality. The Asset-Assessment management division, which is independent from business divisions and branches, conducts verifications of these assessments, and additional reserves may be provided based on the verification results.

The reserve for other credit losses primarily consists of reserves on amounts, included in accounts receivable, that the Bank believes the DIC is obligated to reimburse to it in accordance with certain indemnification clauses in the Share Purchase Agreement but which DIC has not yet accepted, as well as certain litigation claims and a reserve taken on the Bank's contribution to an industry-wide fund set up to purchase and collect loans.

The consolidated subsidiaries other than the domestic trust and banking subsidiary calculate the general reserve for "normal" and "caution, including substandard" categories based on the specific actual historical loss ratio, and the specific reserve for the "possibly bankrupt," "virtually bankrupt" and "legally bankrupt" categories based on estimated losses, considering the recoverable value.

For collateralized or guaranteed claims of the Bank and a certain consolidated subsidiary to obligors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been charged off and totaled ¥66,818 million (U.S.$579,569 thousand) and ¥37,347 million as of September 30, 2007 and 2006, respectively.

(o) Accrued Bonuses for Employees and Directors
Accrued bonuses for employees and directors are provided in the amount of the estimated bonuses which are attributable to each period.

(p) Reserve for Employees' Retirement Benefits
The Bank, APLUS and Showa Leasing each have a non-contributory defined benefit pension plan and certain of the Bank's consolidated domestic subsidiaries have unfunded severance indemnity plans, which cover substantially all of the Group's employees. The reserve for employees' retirement benefits is provided for the payment of employees' retirement benefits based on the estimated amounts of the actuarial retirement benefit obligation net of the estimated value of pension assets. Net actuarial gains and losses and prior service costs are amortized using the straight-line method over the average remaining service period mainly from the period of occurrence.

Effective April 1, 2000, the Bank adopted a new accounting standard for employees' retirement benefits and accounts for the liabilities for retirement benefits based on the projected benefit obligations net of plan assets at the balance sheet date. The transitional unrecognized net retirement benefit obligation for the Bank of ¥9,081 million is being amortized using the straight-line method over 15 years.

(q) Reserve for Directors' Retirement Benefits
On April 13, 2007, the Japanese Institute of Certified Public Accountants (the "JICPA") issued "Auditing Treatment for Reserves under Special Taxation Measures Law, Allowances or Reserves under Special Law and Reserves for Directors' Retirement Benefits" effective from the fiscal year starting on or after April 1, 2007. In accordance with this standard, the reserve for directors' retirement benefits is provided for the payment of directors' retirement benefits for certain subsidiaries based on estimated amounts of future payments attributed to each period. Previously, retirement benefits for directors in some of consolidated subsidiaries had been expensed when paid. As a result, general and administrative expenses increased by ¥47 million (U.S.$412 thousand), and income before income taxes and minority interests decreased by ¥47 million (U.S.$412 thousand) for the six months ended September 30, 2007.

(r) Reserve for Losses on Interest Repayments
On October 13, 2006, the Japanese Institute of Certified Public Accountants (the "JICPA") issued "Audit Guidelines on Consumer Finance Companies' Provisions for Possible Losses on Reimbursements of Excess Interest Payments" (the "Audit Guidelines"). These guidelines stipulate that consumer and commercial finance companies must make certain provisions for possible losses on reimbursements of excess interest payments and loan losses related to consumer finance loans extended at interest rates in excess of the maximum interest rate prescribed in the Interest Rate Restriction Law. The amount of such reserve is calculated using the average period to maturity of the affected loans, an estimate of the percentage of such loan transactions that will be subject to a future reimbursement request based on past experience and an estimate of the average amount to be reimbursed based on past experience. The cumulative effect of the adoption of the Audit Guidelines, ¥909 million, was recorded in other gains (losses), net, for the six months ended September 30, 2006.

(s) Reserve under Special Law
The reserve under special law is provided for contingent liabilities from brokering of securities transactions in accordance with section 1 of Article 46-5 of the Financial Instruments and Exchange Law of Japan as of September 30, 2007 and with Article 51 of the Securities and Exchange Law of Japan as of September 30, 2006.

(t) Presentation of Equity
On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented outside of shareholders' equity are now presented as components of equity. Such items include stock acquisition rights, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ended on or after May 1, 2006. Reclassification of prior years is not permitted.

(u) Accounting for Stock Options
On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Options" and related guidance which are applicable to stock options newly granted on and after May 1, 2006. Based on this standard and guidance, the Bank recognizes compensation expense for stock options based on the fair value at the date of grant over the vesting period as consideration for receiving services. In the balance sheets, stock options are presented as stock acquisition rights as a separate component of equity until exercised.

(v) Accounting for Lease Transactions
Under Japanese accounting standards for leases, finance leases where the ownership of the property is deemed to transfer to the lessee are capitalized, while other finance leases can be accounted for as operating leases if certain "as if capitalized" information is disclosed in the notes to the interim consolidated financial statements. All leases entered into by the Bank and its consolidated domestic subsidiaries as lessee have been accounted for as operating leases.

Lease and rental income is recognized at the due date of each lease payment according to the lease contracts. Leased assets held by consolidated domestic subsidiaries as lessor are depreciated using the straight-line method over the leasing periods.

(w) Installment Sales Finance and Credit Guarantees
Fees from installment sales finance have principally been prorated over the respective number of installments, and the prorated amounts have been recognized as income either when they become due (the "sum-of-the-months digits method"), or by using the credit-balance method depending on the contract terms.

Fees from credit guarantees have been recognized either by the sum-of-the-months digits method, the straight-line method or the credit-balance method depending on the contract terms.

(x) Income Taxes
Deferred income taxes relating to temporary differences between financial reporting and tax bases of assets and liabilities and tax loss carryforwards have been recognized. The asset and liability approach is used to recognize deferred income taxes.

The Bank files its corporate income tax return under the consolidated corporation tax system, which allows companies to base tax payments on the combined profits and losses of the Bank and its wholly owned domestic subsidiaries.

A valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized.

(y) Derivatives and Hedge Accounting
Derivatives are stated at fair value. Derivative transactions that meet the hedge accounting criteria are primarily accounted for using a deferral

method whereby unrealized gains and losses are deferred until the gains and losses on the hedged items are realized.

(i) Hedge of interest rate risks
Derivative transactions that meet the hedge accounting criteria for mitigating interest risks of the Bank's financial assets and liabilities are accounted for using the deferral method. Prior to April 1, 2003, the Bank principally applied a "macro hedge" approach for interest rate derivatives used to manage interest rate risks, and its ALM activities based on the transitional treatment prescribed in Industry Audit Committee Report No. 24 issued by the JICPA. Effective April 1, 2003, the Bank adopted portfolio hedging to determine the effectiveness of its hedging instruments in accordance with Report No. 24. Under portfolio hedging, a portfolio of hedged items with common maturities such as deposits or loans is designated and matched with a group of hedging instruments such as interest rate swaps, which offset the effect of fair value fluctuations of the hedged items by identified maturities. The effectiveness of the portfolio hedging is assessed by each group.

Deferred hedge losses and deferred hedge gains previously recorded on the consolidated balance sheets as a result of macro hedge accounting before implementation of portfolio hedging are being amortized as interest expense or income over the remaining lives of the hedging instruments. The unamortized balances of deferred hedge losses attributable to macro hedge accounting, before deduction of tax benefit, as of September 30, 2007 and 2006 were ¥17 million (U.S.$150 thousand) and ¥28 million, respectively.

The interest rate swaps of certain consolidated subsidiaries which qualify for hedge accounting and meet specific matching criteria are not remeasured at fair value, but the net payments or receipts under the swap agreements are recognized and included in interest expenses or income.

(ii) Hedge of foreign exchange fluctuation risks
Fund swap and certain currency swap transactions are accounted for using either deferral hedge accounting or fair value hedge accounting in accordance with Industry Audit Committee Report No. 25 of the JICPA.

Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange contracts bought or sold and forward foreign exchange contracts sold or bought. Such transactions are contracted for the purpose of lending or borrowing in a different currency and converting the corresponding principal equivalents and foreign currency equivalents to pay and receive, whose amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange contracts bought or sold.

Under deferral hedge accounting, hedged items are identified by grouping the foreign currency-denominated financial assets and liabilities by currencies and designating derivative transactions such as currency swap transactions and forward exchange contracts as hedging instruments. Hedge effectiveness is reviewed by comparing the total foreign currency position of the hedged items and hedging instruments by currency.

The Bank also applies deferral hedge accounting and fair value hedge accounting to translation gains or losses from foreign currency assets of net investments in foreign affiliates and securities available-for-sale (other than bonds denominated in foreign currencies) when such foreign currency exposures recorded as assets are hedged with offsetting foreign currency liabilities and the liabilities exceed the acquisition cost of such foreign currency assets.

(iii) Inter-company and intra-company derivative transactions
Gains and losses on inter-company and intra-company derivative hedging transactions between the trading book and the banking book are not eliminated since offsetting transactions with third parties are appropriately entered into in conformity with the non-arbitrary and strict hedging policy in accordance with Industry Audit Committee Reports No. 24 and No. 25. As a result, in the banking book, realized gains and losses on such inter-company and intra-company transactions are reported in current earnings and valuation gains and losses which meet the hedge accounting criteria are deferred. On the other hand, in the trading book, realized gains and losses and valuation gains and losses on such inter-company and intra-company transactions are substantially offset with covering contracts entered into with third parties.

(z) Per Share Information
Basic net income (loss) per common share calculations represent net income (loss) available to common shareholders, divided by the weighted average number of outstanding shares of common stock during the respective period, retroactively adjusted for stock splits and reverse stock splits.

Diluted net income per common share calculations consider the dilutive effect of common stock equivalents, which include preferred shares and stock acquisition rights, assuming that all preferred shares were converted into common shares at the beginning of the period with an applicable adjustment for related dividends on preferred stock, and that stock acquisition rights were fully exercised at the time of issuance for those issued during the period and at the beginning of the period for those previously issued and outstanding at the beginning of the period.

(aa) Reclassifications
Certain reclassifications have been made to the interim consolidated financial statements for the six months ended September 30, 2006 to conform to the presentation for the six months ended September 30, 2007.

3. Cash and Cash Equivalents

The reconciliation of cash and cash equivalents at end of period and cash and due from banks in the interim consolidated balance sheets as of September 30, 2007 and 2006 was as follows:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Cash and due from banks	¥ 394,179	¥ 312,406	$ 3,419,028
Interest-bearing deposits included in due from banks	(220,253)	(174,579)	(1,910,433)
Cash and cash equivalents at end of period	¥ 173,925	¥ 137,826	$ 1,508,595

4. Other Monetary Claims Purchased

(a) Other monetary claims purchased as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Trading purposes	¥252,625	¥209,715	$2,191,219
Other	192,483	87,240	1,669,558
Total	¥445,108	¥296,955	$3,860,777

(b) The fair value and the unrealized loss of other monetary claims purchased for trading purposes as of September 30, 2007 and 2006 were as follows:

	Millions of yen				Thousands of U.S. dollars	
	As of September 30,					
	2007		2006		2007	
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Trading purposes	¥252,625	¥(7,917)	¥209,715	¥(8,536)	$2,191,219	$(68,678)

5. Trading Assets

Trading assets as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Trading securities	¥ 31,536	¥ 23,039	$ 273,540
Derivatives for trading securities	14,640	8,944	126,986
Securities held to hedge trading transactions	102,083	284,890	885,454
Derivatives for securities held to hedge trading transactions	4,836	6,789	41,950
Trading-related financial derivatives	97,744	99,760	847,810
Other trading assets	644	—	5,594
Total	¥251,485	¥423,423	$2,181,334

6. Monetary Assets Held in Trust

(a) Monetary assets held in trust as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Trading purposes	¥268,619	¥336,670	$2,329,950
Other	149,035	169,893	1,292,698
Total	¥417,655	¥506,563	$3,622,648

(b) The fair value and the unrealized loss of monetary assets held in trust for trading purposes as of September 30, 2007 and 2006 were as follows:

	Millions of yen				Thousands of U.S. dollars	
	As of September 30,					
	2007		2006		2007	
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Trading purposes	¥268,619	¥(5,903)	¥336,670	¥(6,473)	$2,329,950	$(51,210)

(c) The acquisition cost, which is the same as the book value, of monetary assets held in trust for other than trading purposes as of September 30, 2007 and 2006 was ¥149,035 million (U.S.$1,292,698 thousand) and ¥169,893 million, respectively.

7. Securities

(a) Securities as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Trading securities	¥ 116,156	¥ 200,137	$ 1,007,515
Securities being held to maturity	438,835	346,909	3,806,364
Securities available-for-sale:			
Marketable securities, at fair value	1,433,099	945,780	12,430,389
Book value of securities whose fair value is not readily determinable	320,532	205,026	2,780,224
Investments in unconsolidated subsidiaries, at cost and affiliates using the equity method	59,934	73,939	519,861
Total	¥2,368,558	¥1,771,793	$20,544,353

The above balances do not include securities held in relation to securities borrowing transactions with or without cash collateral, securities purchased under resale agreements or securities accepted as collateral based on derivative transactions, where the Group has the right to sell or pledge such securities without restrictions. The balances of those securities as of September 30, 2007 and 2006 were ¥128,928 million (U.S.$1,118,299 thousand) and ¥72,565 million, respectively.

The amount of guarantee obligation for privately-placed bonds (Item 3 of Article 2 of the Financial Instruments and Exchange Law), out of bonds included in securities as of September 30, 2007, was ¥103,763 million (U.S.$900,025 thousand).

(b) The amortized cost and the fair value of marketable securities (other than trading securities) as of September 30, 2007 and 2006 were as follows:

	Millions of yen							
	As of September 30, 2007				As of September 30, 2006			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Securities being held to maturity:								
Japanese national government bonds	¥ 324,431	¥ 324	¥ 915	¥ 323,840	¥314,437	¥ 94	¥1,419	¥313,112
Japanese corporate bonds	101,656	153	19	101,790	32,472	9	5	32,476
Foreign debt securities	12,747	343	—	13,091	—	—	—	—
Total	¥ 438,835	¥ 821	¥ 935	¥ 438,721	¥346,909	¥ 103	¥1,424	¥345,589
Securities available-for-sale:								
Equity securities	¥ 23,674	¥ 2,142	¥ 2,261	¥ 23,555	¥ 11,984	¥2,332	¥ 885	¥ 13,432
Japanese national government bonds	563,094	97	3,611	559,580	396,134	67	3,265	392,936
Japanese local government bonds	114,974	13	66	114,921	71,796	0	31	71,764
Japanese corporate bonds	206,174	203	219	206,157	185,996	270	90	186,175
Other, mainly foreign debt securities	529,178	11,863	12,155	528,885	280,215	1,633	405	281,470
Total	¥1,437,095	¥14,319	¥18,314	¥1,433,099	¥946,127	¥4,304	¥4,678	¥945,780

	Thousands of U.S. dollars			
	As of September 30, 2007			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Securities being held to maturity:				
Japanese national government bonds	$ 2,814,045	$ 2,816	$ 7,945	$ 2,808,917
Japanese corporate bonds	881,747	1,331	169	882,909
Foreign debt securities	110,571	2,980	—	113,551
Total	$ 3,806,363	$ 7,127	$ 8,114	$ 3,805,377
Securities available-for-sale:				
Equity securities	$ 205,346	$ 18,581	$ 19,614	$ 204,313
Japanese national government bonds	4,884,156	843	31,324	4,853,675
Japanese local government bonds	997,261	118	579	996,801
Japanese corporate bonds	1,788,309	1,762	1,908	1,788,163
Other, mainly foreign debt securities	4,589,974	102,898	105,434	4,587,437
Total	$12,465,046	$124,202	$158,859	$12,430,389

Gross unrealized gain and loss as of September 30, 2006, as presented above, do not include the valuation gains or losses related to certain securities with embedded derivatives, which are carried at ¥27 million (gain), and for which the gains or losses have been recorded in other business income, net.

Individual securities are written down when a decline in fair value below the cost of such securities is deemed to be other than temporary. The amount written down is accounted for as impaired loss. Impaired loss of marketable securities available-for-sale for the six months ended September 30, 2006 was ¥323 million.

(c) Securities available-for-sale sold during the six months ended September 30, 2007 and 2006 were as follows:

	Millions of yen					
	Six months ended September 30, 2007			Six months ended September 30, 2006		
	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Securities available-for-sale sold	¥289,734	¥4,902	¥731	¥99,025	¥8,218	¥1,934

	Thousands of U.S. dollars		
	Six months ended September 30, 2007		
	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Securities available-for-sale sold	$2,513,090	$42,520	$6,345

(d) The book value of securities available-for-sale whose fair value is not readily determinable as of September 30, 2007 and 2006 was as follows:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Equity securities	¥ 15,280	¥ 6,754	$ 132,537
Japanese local government bonds	4	4	34
Japanese corporate bonds	193,690	131,421	1,680,024
Foreign securities	79,845	58,739	692,565
Other	31,712	8,106	275,064
Total	¥320,532	¥205,026	$2,780,224

(e) Redemption schedules for securities being held to maturity and available-for-sale as of September 30, 2007 and 2006 were as follows:

	Millions of yen							
	As of September 30, 2007				As of September 30, 2006			
	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Bonds:								
Japanese national government bonds	¥530,632	¥306,448	¥ —	¥46,930	¥202,392	¥455,164	¥ 2,459	¥ 47,357
Japanese local government bonds	112,707	516	1,701	—	71,754	4	9	—
Japanese corporate bonds	172,219	269,304	59,979	—	162,714	176,021	13,057	41,800
Subtotal	815,559	576,269	61,681	46,930	436,861	631,191	15,525	89,158
Other	19,518	170,919	202,385	202,022	6,355	101,573	130,984	138,360
Total	¥835,077	¥747,189	¥264,066	¥248,952	¥443,217	¥732,764	¥146,509	¥227,519

	Thousands of U.S. dollars			
	As of September 30, 2007			
	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Bonds:				
Japanese national government bonds	$4,602,592	$2,658,068	$ —	$ 407,060
Japanese local government bonds	977,598	4,478	14,760	—
Japanese corporate bonds	1,493,794	2,335,890	520,250	—
Subtotal	7,073,984	4,998,436	535,010	407,060
Other	169,295	1,482,519	1,755,447	1,752,296
Total	$7,243,279	$6,480,955	$2,290,457	$2,159,356

8. Loans and Bills Discounted

Loans and bills discounted as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Loans on deeds	¥4,712,138	¥3,931,343	$40,872,052
Loans on bills	109,723	117,647	951,715
Bills discounted	662	356	5,743
Overdrafts	634,058	732,072	5,499,680
Total	¥5,456,582	¥4,781,419	$47,329,190

(a) Loans and bills discounted include loans to bankrupt obligors totaling ¥623 million (U.S.$5,405 thousand) and ¥2,077 million as of September 30, 2007 and 2006, respectively, as well as non-accrual delinquent loans totaling ¥39,076 million (U.S.$338,945 thousand) and ¥19,401 million as of September 30, 2007 and 2006, respectively.

Non-accrual delinquent loans include loans classified as "possibly bankrupt" and "virtually bankrupt" under the Bank's self-assessment guidelines.

In addition to non-accrual delinquent loans as defined, certain other loans classified as "substandard" under the Bank's self-assessment guidelines include loans past due for three months or more.

Loans past due for three months or more consist of loans for which the principal and/or interest is three months or more past due but exclude loans to bankrupt obligors and non-accrual delinquent loans. The balances of loans past due for three months or more as of September 30, 2007 and 2006 were ¥9,961 million (U.S.$86,404 thousand) and ¥4,125 million, respectively.

Restructured loans are loans where the Group relaxes lending conditions, such as by reducing the original interest rate, or by forbearing interest payments or principal repayments to support the borrower's reorganization, but exclude loans to bankrupt obligors, non-accrual delinquent loans or loans past due for three months or more. The outstanding balances of restructured loans as of September 30, 2007 and 2006 were ¥25,543 million (U.S.$221,562 thousand) and ¥38,241 million, respectively.

(b) The total outstanding amounts deducted from the loan account for loan participations as of September 30, 2007 and 2006 were ¥68,270 million (U.S.$592,161 thousand) and ¥125,737 million, respectively. This "off-balance sheet" treatment was in accordance with guidelines issued by the JICPA. The total amount of such loans in which the Bank participated was ¥238,958 million (U.S.$2,072,673 thousand) as of September 30, 2007.

(c) The amount of loans sold through senior certificates under a collateralized loan obligation ("CLO") securitization totaled ¥74,688 million (U.S.$647,830 thousand) and ¥183,646 million as of September 30, 2007 and 2006, respectively, with the subordinated certificates retained by the Bank totaling ¥19,971 million (U.S.$173,224 thousand) and ¥67,373 million as of September 30, 2007 and 2006, respectively, recorded as loans.

A reserve for credit losses was established based on the aggregate amount of the senior and subordinated certificate portions described above, taking into consideration all credit risks to be absorbed by the subordinated certificates.

(d) Bills discounted, such as bank acceptances bought, commercial bills discounted, documentary bills and foreign exchange contracts bought, are accounted for as financing transactions in accordance with Industry Audit Committee Report No. 24 issued by the JICPA, although the Group has the right to sell or pledge them without restrictions. The face values of such bills discounted held as of September 30, 2007 and 2006 were ¥725 million (U.S.$6,297 thousand) and ¥199 million, respectively.

9. Other Assets

Other assets as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Accrued income	¥ 50,095	¥ 44,053	$ 434,515
Prepaid expenses	7,298	7,356	63,304
Fair value of derivatives	209,704	68,051	1,818,931
Financial stabilization fund contribution	70,239	70,239	609,238
Accounts receivable	124,567	53,678	1,080,470
Installment receivables	438,550	483,950	3,803,887
Security deposits	15,063	16,178	130,656
Suspense payables	48,200	30,715	418,084
Other	54,744	69,971	474,841
Total	¥1,018,463	¥844,194	$8,833,926

Installment receivables in other assets as of September 30, 2007 and 2006 include credits to bankrupt obligors totaling ¥1,041 million (U.S.$9,033 thousand) and ¥1,252 million, non-accrual delinquent credits totaling ¥2,936 million (U.S.$25,474 thousand) and ¥3,575 million, credits past due for three months or more of ¥1,651 million (U.S.$14,326 thousand) and ¥2,066 million, and restructured credits of ¥8,143 million (U.S.$70,631 thousand) and ¥13,985 million, respectively.

10. Premises and Equipment

Premises and equipment as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Buildings	¥ 50,269	¥ 50,062	$ 436,028
Land	41,548	41,756	360,379
Tangible leased assets	533,083	475,546	4,623,852
Other	18,993	16,862	164,747
Subtotal	643,895	584,227	5,585,006
Accumulated depreciation	(271,673)	(186,075)	(2,356,432)
Net book value	¥372,222	¥398,152	$ 3,228,574

11. Intangible Assets

Intangible assets as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Software	¥ 24,909	25,432	$ 216,063
Goodwill, net	154,119	219,411	1,336,795
Intangibles acquired through acquisitions	18,457	¥ 63,887	160,187
Intangible leased assets	41,201	42,214	357,375
Other	117	134	1,020
Total	¥238,816	¥351,079	$2,071,440

12. Reserve for Credit Losses

Reserve for credit losses as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Reserve for loan losses:			
General reserve	¥ 83,171	¥ 50,893	$ 721,409
Specific reserve	25,077	49,642	217,519
Reserve for loans to restructuring countries	8	6	77
Subtotal	108,257	100,541	939,005
Specific reserve for other credit losses	33,452	33,278	290,161
Total	¥141,710	¥133,820	$1,229,166

13. Deposits, Including Negotiable Certificates of Deposit

Deposits, including negotiable certificates of deposit, as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Current	¥ 21,227	¥ 28,729	$ 184,121
Ordinary	1,492,880	1,305,638	12,948,920
Notice	23,884	25,364	207,173
Time	3,153,377	2,836,302	27,351,698
Negotiable certificates of deposit	719,310	348,388	6,239,138
Other	459,957	401,317	3,989,571
Total	¥5,870,638	¥4,945,741	$50,920,621

14. Debentures

Debentures as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Coupon debentures	¥686,588	¥758,891	$5,955,317

Annual maturities of debentures as of September 30, 2007 were as follows:

Year ending September 30	Millions of yen	Thousands of U.S. dollars
2008	¥160,550	$1,392,576
2009	147,978	1,283,531
2010	129,408	1,122,458
2011	130,284	1,130,052
2012 and thereafter	118,367	1,026,690
Total	¥686,588	$5,955,317

15. Trading Liabilities

Trading liabilities as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Trading securities sold for short sales	¥ 4,518	¥ —	$ 39,189
Derivatives for trading securities	13,262	15,756	115,037
Derivatives for securities held to hedge trading transactions	1,228	1,073	10,655
Trading-related financial derivatives	91,527	89,487	793,892
Other	62	316	542
Total	¥110,599	¥106,634	$959,315

16. Borrowed Money

Borrowed money as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Subordinated debt	¥ 108,000	¥ 106,000	$ 936,768
Borrowings from other financial institutions	984,738	1,107,998	8,541,402
Total	¥1,092,738	¥1,213,998	$9,478,170

Annual maturities of borrowed money as of September 30, 2007 were as follows:

Year ending September 30	Millions of yen	Thousands of U.S. dollars
2008	¥ 407,691	$3,536,227
2009	214,382	1,859,509
2010	163,014	1,413,953
2011	49,457	428,987
2012 and thereafter	258,191	2,239,494
Total	¥1,092,738	$9,478,170

17. Foreign Exchanges

The assets and liabilities related to foreign currency trade financing activities of the Bank as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Foreign exchange assets:			
Foreign bills bought	¥ 63	¥ 7	$ 554
Foreign bills receivable	1,383	589	12,000
Due from foreign banks	25,351	13,311	219,893
Total	¥26,798	¥13,908	$232,447
Foreign exchange liabilities:			
Foreign bills payable	¥17	¥3	$149
Due to foreign banks	2	1	21
Total	¥19	¥4	$170

18. Corporate Bonds

Corporate bonds as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Corporate bonds	¥ 70,906	¥ 42,984	$ 615,024
Subordinated bonds	361,874	257,642	3,138,816
Total	¥432,780	¥300,627	$3,753,840

In February 2006, the Bank issued € 1.0 billion of step-up callable subordinated notes. The issue price was 99.486% of the principal amount. The notes bear interests at the fixed rate per annum of 3.75% through February 23, 2011, and at the floating rate per annum equal to three-month EURIBOR plus 1.95% thereafter. The notes are redeemable at the Bank's option in whole but not in part on any interest payment date on or after February 23, 2011, subject to the prior approval of the Financial Services Agency of Japan.

In December 2006, the Bank issued £400 million of step-up callable perpetual subordinated notes. The issue price was 99.669% of the principal amount. The notes bear interests at the fixed rate per annum of 5.625% through December 6, 2013, and at the floating rate per annum equal to the London inter-bank offered rate for six-month deposits in British pounds plus 2.12% thereafter. The notes are redeemable at the Bank's option in whole but not in part on any interest payment date on or after December 6, 2013, subject to the prior approval of the Financial Services Agency of Japan.

Annual maturities of corporate bonds as of September 30, 2007 were as follows:

Year ending September 30	Millions of yen	Thousands of U.S. dollars
2008	¥ 2,778	$ 24,103
2009	13,315	115,494
2010	28,460	246,856
2011	9,233	80,089
2012 and thereafter	378,992	3,287,298
Total	¥432,780	$3,753,840

19. Other Liabilities

Other liabilities as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Accrued expenses	¥ 39,961	¥ 54,295	$ 346,621
Unearned income	2,014	2,354	17,473
Income taxes payable	4,311	1,615	37,400
Fair value of derivatives	160,569	63,270	1,392,743
Matured debentures, including interest	30,049	34,589	260,641
Trust account	4,971	30,145	43,120
Accounts payable	261,281	138,262	2,266,295
Deferred gains on installment receivables	46,392	62,854	402,402
Deposits payable	121,671	114,391	1,055,349
Other	94,976	117,946	823,805
Total	¥766,199	¥619,725	$6,645,849

20. Acceptances and Guarantees

Acceptances and guarantees as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Guarantees	¥725,402	¥789,451	$6,291,985
Letters of credit	142	—	1,240
Total	¥725,545	¥789,451	$6,293,225

21. Assets Pledged as Collateral

Assets pledged as collateral and debts collateralized as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Assets:			
Cash and due from banks	¥ 70	¥ 70	$ 607
Trading assets	—	41,415	—
Securities	553,352	274,190	4,799,662
Loans and bills discounted	27,868	95,000	241,724
Debts:			
Deposits, including negotiable certificates of deposit	¥ 805	¥ 598	$ 6,988
Call money	85,000	—	737,271
Collateral related to securities lending transactions	285,107	41,407	2,472,956
Borrowed money	40,532	84,593	351,573
Acceptances and guarantees	903	908	7,839

A total of ¥16,669 million (U.S.$144,584 thousand) and ¥44,737 million of unearned lease claims were pledged as collateral for the above-mentioned borrowed money as of September 30, 2007 and 2006, respectively.

In addition, ¥143,619 million (U.S.$1,245,726 thousand) of securities as of September 30, 2007, and ¥175,001 million of securities as of September 30, 2006 were pledged as collateral for transactions, including exchange settlements, swap transactions and replacement of margin for future trading.

Also, ¥711 million (U.S.$6,171 thousand) and ¥10,203 million of margin deposits for futures transactions outstanding were included in other assets as of September 30, 2007 and 2006, respectively.

22. Preferred Securities Issued by Subsidiaries Outside Japan

In February 2006, Shinsei Finance (Cayman) Limited, the Bank's wholly owned subsidiary, issued U.S.$775 million of step-up non-cumulative perpetual preferred securities. Dividends on the securities are payable on a non-cumulative basis annually in arrears at a rate of 6.418% until July 2016. After July 2016, dividends on the securities will be calculated at a floating rate of LIBOR plus 2.22%. On July 20, 2016 or any dividend payment date thereafter, Shinsei Finance (Cayman) Limited may redeem the securities at a price equal to the liquidation preference together with any dividends otherwise payable.

In March 2006, Shinsei Finance II (Cayman) Limited, the Bank's wholly owned subsidiary, issued U.S.$700 million of non-cumulative perpetual preferred securities. Dividends on the securities are payable on a non-cumulative basis annually in arrears at a rate of 7.160% until July 2016. After July 2016, dividends on the securities will be calculated at a floating rate of LIBOR plus 1.87%. On July 25, 2016 and on each dividend payment date falling at ten year intervals thereafter, Shinsei Finance II (Cayman) Limited may redeem the securities at a price equal to the liquidation preference together with any dividends otherwise payable.

These preferred securities are accounted for as minority interests in the interim consolidated financial statements of the Bank.

23. Equity

The authorized number of shares of capital stock (common stock and preferred stock) as of September 30, 2007 was as follows:

(a) 2,500,000 thousand common shares.

(b) 74,528 thousand preferred shares, non-voting and ranking prior to common shares with respect to payment of dividends and distribution on liquidation or winding-up of the Bank. The dividend rate and redemption and conversion rights, if any, are to be determined by the Board of Directors of the Bank prior to issuance.

The following table shows changes in the number of shares of common stock, preferred stock and treasury stock.

	Common stock	Preferred stock Class A	Preferred stock Class B	Treasury stock
	Issued number of shares (thousands)	Shares (thousands)	Shares (thousands)	Shares (thousands)
Six months ended September 30, 2007:				
Beginning of period	1,473,570	74,528	300,000	96,425
Increase	200,000	—	—	1
Decrease	—	—	(300,000)	—
End of period	1,673,570	74,528	—	96,427

On August 1, 2007, pursuant to the provisions of Shinsei Bank's Articles of Incorporation concerning the mandatory acquisition of 300,000 thousand Series 3 Class B Preferred Shares issued by the Bank, owned entirely by the Resolution and Collection Corporation (the "RCC"), the Bank acquired all relevant preferred shares and issued the Bank's 200,000 thousand common shares in exchange for these preferred shares. The Bank subsequently cancelled all the relevant preferred shares immediately after it obtain these shares, pursuant to Article 178 of the Corporate Act.

	Common stock	Preferred stock Class A	Preferred stock Class B	Treasury stock
	Issued number of shares (thousands)	Shares (thousands)	Shares (thousands)	Shares (thousands)
Six months ended September 30, 2006:				
Beginning of period	1,358,537	74,528	600,000	17
Increase	200,033	—	—	181,622
Decrease	—	—	(300,000)	(189)
End of period	1,558,570	74,528	300,000	181,450

On July 31, 2006, the DIC accepted the Bank's proposal for the RCC to dispose of its holdings of the Bank's common shares through a market transaction, following the conversion of 300,000 thousand out of the 600,000 thousand Class B preferred shares issued by the Bank into 200,033,338 of the Bank's common shares. The conversion price of the preferred shares was ¥599.90. In order to respond to a subsequent sale by the RCC, the Bank's Board of Directors approved the purchase of up to 201,000 thousand common shares for a maximum amount of ¥154 billion as treasury stock. Effective August 1, 2006, the conversion price of the remaining 300,000 thousand Class B preferred shares was revised from ¥599.90 to ¥735.

On August 16, 2006, the Bank proposed and obtained approval from the DIC for the RCC's sale of the Bank's common shares through a market transaction. In order to purchase the common shares in response to such a sale by the RCC, the Bank determined to place a purchase order at the closing price of ¥753 on the Tokyo Stock Exchange as of August 16, 2006 through ToSTNeT-2, the system of the Tokyo Stock Exchange for transactions at closing price, to be effected at 8:45 a.m. on August 17, 2006.

On August 17, 2006, following the RCC's sale of its holdings of the Bank's common shares (200,033 thousand shares) through ToSTNeT-2, the Bank placed a purchase order for the 200,033 thousand shares through ToSTNeT-2. Due to additional orders by others, the Bank's order resulted in the purchase of 175,466 thousand shares for the aggregate amount of ¥132,125 million.

The Bank purchased an additional 338 shares, the shares representing any fraction of the one unit of shares (*tangen-kabu*), following the request by the RCC pursuant to Article 192 of the Corporate Law.

24. Stock Acquisition Rights

The Bank issues stock acquisition rights as a stock option plan to directors, statutory executive officers and employees of the Bank and its subsidiaries as well as its senior advisors.

Stock acquisition rights provide eligible individuals (the "holders") with the right to purchase common stock of the Bank without any consideration at an exchange rate of one thousand common shares to one stock acquisition right. The amount of money to be paid upon exercising stock acquisition rights is the amount calculated by multiplying the payment amount per share (the "exercise price") and the number of common shares that can be purchased through the exercise of one stock acquisition right. Conditions are stipulated in the "Agreement on the Grant of Stock Acquisition Rights" entered into between the Bank and the holders to whom stock acquisition rights were allotted based on the resolution of the annual general meeting of shareholders and the meetings of the Board of Directors which resolves the issuance of stock acquisition rights afterwards.

On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Options" and related guidance, which requires companies to recognize compensation expense for stock acquisition rights based on the fair value at the date of grant and over the vesting periods for stock acquisition rights newly granted on and after May 1, 2006.

Stock-based compensation expense was ¥359 million (U.S.$3,121 thousand) for the six months ended September 30, 2007. The following table shows the details of the stock acquisition rights issued during the six months ended September 30, 2007:

Date of issuance	Total number of stock acquisition rights issued	Total number of holders	Exercise period	Exercise price	Fair value of the grant date
May 25, 2007	3,306	135	June 1, 2009–May 8, 2017	¥555	131 or 143
May 25, 2007	1,480	26	June 1, 2009–May 8, 2017	¥555	131 or 143
July 2, 2007	140	32	July 1, 2009–June 19, 2017	¥527	121 or 132

25. Net Trading Income

Net trading income for the six months ended September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	Six months ended September 30,		
	2007	2006	2007
Income from trading securities	¥2,279	¥ 1,200	$19,772
Income from securities held to hedge trading transactions	768	3,903	6,664
Income from trading-related financial derivatives	4,224	6,324	36,638
Other, net	(37)	(156)	(325
Total	¥7,234	¥11,272	$62,749

26. Other Business Income, Net

"Other, net" in other business income, net, for the six months ended September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	Six months ended September 30,		
	2007	2006	2007
Incomes (Losses) from derivatives for banking purposes, net	¥ 8	¥(6,189)	$ 71
Equity in net income (loss) of affiliates	(6,443)	(3,547)	(55,889
Gain on lease cancellation and other lease income, net	1,112	1,289	9,652
Other, net	1,065	1,409	9,244
Total	¥(4,256)	¥(7,038)	$(36,922

27. Net Credit Costs

Net credit costs for the six months ended September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	Six months ended September 30,		
	2007	2006	2007
Losses on write-off of loans	¥ 98	¥ 403	$ 857
Net provision (reversal) of reserve for loan losses:			
Net provision (reversal) of general reserve for loan losses	(5,432)	24,752	(47,123)
Net provision (reversal) of specific reserve for loan losses	33,685	(20,752)	292,177
Net provision (reversal) of reserve for loan losses to restructuring countries	(0)	0	(3)
Subtotal	28,251	4,001	245,051
Net provision (reversal) of specific reserve for other credit losses	1,020	32	8,851
Other credit costs relating to leasing business	1,344	798	11,663
Total	¥30,715	¥ 5,235	$266,422

28. Other Gains (Losses), Net

Other gains (losses), net, for the six months ended September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	Six months ended September 30,		
	2007	2006	2007
Net gain (loss) on disposal of premises and equipment	¥ 379	¥ 2,073	$ 3,295
Pension-related costs	(302)	(302)	(2,626)
Gain on prescription of debentures	299	108	2,594
Recoveries of written-off claims	119	117	1,040
Gain on sale of subsidiary's stock	20,368	—	176,671
Provision of reserve for losses on interest repayments	(1,707)	(320)	(14,814)
Other, net	(215)	(1,071)	(1,873)
Total	¥18,940	¥ 606	$164,287

29. Lease Transactions

(a) Finance lease transactions, under which the ownership of the property is not deemed to transfer to the lessee as of September 30, 2007 and 2006 consisted of the following:

As Lessee

The assumed amounts of acquisition cost, accumulated depreciation and net balance of leased assets as of September 30, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
Leased assets	2007	2006	2007
Acquisition cost:			
Equipment	¥2,905	¥3,147	$25,200
Other	140	221	1,221
Total	¥3,046	¥3,369	$26,421
Accumulated depreciation:			
Equipment	¥2,014	¥1,489	$17,477
Other	88	101	768
Total	¥2,103	¥1,590	$18,245
Net balance:			
Equipment	¥ 890	¥1,658	$ 7,723
Other	52	120	453
Total	¥ 942	¥1,779	$ 8,176

Lease obligations as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Obligations:			
Due within one year	¥667	¥ 829	$5,792
Due after one year	325	1,027	2,827
Total	¥993	¥1,857	$8,619

For the six months ended September 30, 2007 and 2006, total lease payments were ¥418 million (U.S.$3,633 thousand) and ¥464 million, assumed depreciation expenses were ¥386 million (U.S.$3,351 thousand) and ¥428 million, and assumed interest expenses were ¥19 million (U.S.$166 thousand) and ¥32 million, respectively.

Assumed depreciation expense is calculated using the straight-line method over the useful life of the respective leased assets with zero residual value. The difference between total lease payments and the assumed acquisition cost of leased assets is charged to assumed interest expense and is allocated to each period using the interest method.

As Lessor

Acquisition cost, accumulated depreciation and net balance of leased assets as of September 30, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
Leased assets	2007	2006	2007
Acquisition cost:			
Equipment	¥451,484	¥421,604	$3,916,076
Other	80,513	72,528	698,357
Total	¥531,998	¥494,133	$4,614,433
Accumulated depreciation:			
Equipment	¥193,189	¥148,424	$1,675,681
Other	33,077	25,190	286,911
Total	¥226,267	¥173,614	$1,962,592
Net balance:			
Equipment	¥258,295	¥273,180	$2,240,395
Other	47,435	47,337	411,446
Total	¥305,730	¥320,518	$2,651,841

Future lease payment receivables as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Future lease payment receivables:			
Due within one year	¥109,349	¥112,918	$ 948,476
Due after one year	214,975	338,423	1,864,648
Total	¥324,325	¥451,342	$2,813,124

For the six months ended September 30, 2007 and 2006, total lease revenues were ¥67,411 million (U.S.$584,713 thousand) and ¥69,147 million, depreciation expenses were ¥55,612 million (U.S.$482,372 thousand) and ¥61,438 million, and assumed interest income was ¥9,551 million (U.S.$82,847 thousand) and ¥8,169 million, respectively.

Depreciation expense is calculated using the straight-line method over the leasing period. The difference between total lease revenues and acquisition cost of leased assets is credited to assumed interest income and is allocated to each period using the interest method.

(b) Non-cancelable operating lease obligations as lessee and future lease payment receivables as lessor as of September 30, 2007 and 2006 consisted of the following:

As Lessee

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Obligations:			
Due within one year	¥1,375	¥1,410	$11,928
Due after one year	3,041	4,435	26,379
Total	¥4,416	¥5,845	$38,307

As Lessor

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Future lease payment receivables:			
Due within one year	¥ 8,427	¥ 8,168	$ 73,102
Due after one year	8,802	8,138	76,352
Total	¥17,230	¥16,307	$149,454

30. Segment Information

(a) Business Segment Information

The Group is engaged in banking and other related activities such as trust, securities and other businesses. Business segment information, however, has not been presented as the percentage of the other activities is not material to the banking business.

(b) Geographic Segment Information

Since the proportion of business that the Group conducts in Japan exceeds 90% of operating income, geographic segment information is not presented.

(c) Foreign Operating Income

Foreign operating income is comprised of income from transactions at overseas branches and consolidated overseas subsidiaries. The composition of this volume of such transactions for the Group did not reach 10% of its operating income, therefore foreign operating income information is not presented.

31. Off-Balance Sheet Lending-Related Financial Instruments

The Bank and certain of its consolidated subsidiaries issue commitments to extend credit and establish credit lines for overdrafts to meet the financing needs of their customers. The unfunded amounts of these commitments were ¥4,327,480 million (U.S.$37,535,610 thousand) and ¥4,443,476 million as of September 30, 2007 and 2006, out of which the amounts with original agreement terms of less than one year or which were cancelable were ¥3,925,254 million (U.S.$34,046,792 thousand) and ¥4,203,890 million as of September 30, 2007 and 2006, respectively. Since a large majority of these commitments expire without being drawn upon, the unfunded amounts do not necessarily represent future cash requirements. Many of such agreements include conditions granting the Bank and consolidated subsidiaries the right to reject the drawdown or to reduce the amount on the basis of changes in the financial circumstances of the borrower or other reasonable grounds.

In addition, the Bank obtains collateral when necessary to reduce credit risk related to these commitments.

32. Derivative Financial Instruments

(a) Interest Rate-Related Transactions
Interest rate-related transactions as of September 30, 2007 and 2006 were as follows:

	Millions of yen					
	As of September 30, 2007			As of September 30, 2006		
	Contract/ Notional principal	Fair value	Unrealized gain (loss)	Contract/ Notional principal	Fair value	Unrealized gain (loss)
Futures contracts (listed)	¥ 17,568	¥ (1)	¥ (1)	¥ 364,429	¥ (149)	¥ (149)
Interest rate options (listed)	—	—	—	110,892	(4)	(8)
Interest rate swaps (over-the-counter)	10,446,413	(4,296)	(4,296)	9,371,067	(3,201)	(3,201)
Interest rate swaptions (over-the-counter)	4,897,463	14,723	27,867	4,250,987	28,468	40,188
Interest rate options (over-the-counter)	362,337	(204)	675	510,726	24	2,062
Total		¥10,220	¥24,245		¥25,137	¥38,891

	Thousands of U.S. dollars		
	As of September 30, 2007		
	Contract/ Notional principal	Fair value	Unrealized gain (loss)
Futures contracts (listed)	$ 152,381	$ (9)	$ (9)
Interest rate options (listed)	—	—	—
Interest rate swaps (over-the-counter)	90,609,881	(37,266)	(37,266)
Interest rate swaptions (over-the-counter)	42,479,516	127,705	241,719
Interest rate options (over-the-counter)	3,142,836	(1,777)	5,855
Total		$ 88,653	$210,299

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income in the period of change. Derivatives for which hedge accounting was adopted were excluded from the table above.
(2) The fair value estimates for derivatives as of September 30, 2007 and 2006 are adjusted for credit risk by reducing ¥1,383 million (U.S.$12,003 thousand) and ¥1,062 million, respectively, and also adjusted for liquidity risk by reducing ¥3,258 million (U.S.$28,265 thousand) and ¥4,197 million, respectively, although the amounts of those risks are not reflected in the fair value shown in the tables.

(b) Currency-Related Transactions
Currency-related transactions as of September 30, 2007 and 2006 were as follows:

	Millions of yen					
	As of September 30, 2007			As of September 30, 2006		
	Contract/ Notional principal	Fair value	Unrealized gain	Contract/ Notional principal	Fair value	Unrealized gain
Currency swaps (over-the-counter)	¥ 1,540,338	¥20,322	¥20,322	¥ 623,506	¥10,107	¥10,107
Forward foreign exchange contracts (over-the-counter)	2,650,192	8,440	8,440	1,040,988	3,787	3,787
Currency options (over-the-counter)	11,220,960	(3,948)	12,014	1,467,704	(753)	8,354
Total		¥24,814	¥40,778		¥13,141	¥22,249

	Thousands of U.S. dollars		
	As of September 30, 2007		
	Contract/ Notional principal	Fair value	Unrealized gain
Currency swaps (over-the-counter)	$13,360,559	$176,276	$176,276
Forward foreign exchange contracts (over-the-counter)	22,987,186	73,210	73,210
Currency options (over-the-counter)	97,328,136	(34,247)	104,214
Total		$215,239	$353,700

Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income fund swap transactions and currency swap transactions for which hedge accounting was adopted in accordance with Industry Audit Committee Report No. 25 of the JICPA were excluded from the table above.

(c) Equity-Related Transactions
Equity-related transactions as of September 30, 2007 and 2006 were as follows:

	Millions of yen					
	As of September 30, 2007			As of September 30, 2006		
	Contract/ Notional principal	Fair value	Unrealized gain (loss)	Contract/ Notional principal	Fair value	Unrealized gain (loss)
Equity index futures (listed)	¥ 45,948	¥1,808	¥1,808	¥ 47,053	¥ 287	¥ 287
Equity index options (listed)	1,939	44	(5)	2,949	25	(57)
Equity options (over-the-counter)	552,075	(165)	2,903	436,921	(4,803)	917
Equity index swaps (over-the-counter)	1,000	65	65	—	—	—
Other (over-the-counter)	178,783	5,143	5,120	207,848	6,492	6,391
Total		¥6,897	¥9,893		¥2,002	¥7,539

	Thousands of U.S. dollars		
	As of September 30, 2007		
	Contract/ Notional principal	Fair value	Unrealized gain (loss)
Equity index futures (listed)	$ 398,544	$15,691	$15,691
Equity index options (listed)	16,826	389	(45)
Equity options (over-the-counter)	4,788,580	(1,435)	25,181
Equity index swap (over-the-counter)	8,674	572	572
Other (over-the-counter)	1,550,732	44,613	44,418
Total		$59,830	$85,817

Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(d) Bond-Related Transactions
Bond-related transactions as of September 30, 2007 and 2006 were as follows:

	Millions of yen					
	As of September 30, 2007			As of September 30, 2006		
	Contract/ Notional principal	Fair value	Unrealized gain	Contract/ Notional principal	Fair value	Unrealized gain
Bond futures (listed)	¥15,941	¥25	¥25	¥29,712	¥51	¥51

	Thousands of U.S. dollars		
	As of September 30, 2007		
	Contract/ Notional principal	Fair value	Unrealized gain
Bond futures (listed)	$138,277	$223	$223

Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(e) Credit Derivatives Transactions
Credit derivatives transactions as of September 30, 2007 and 2006 were as follows:

	Millions of yen					
	As of September 30, 2007			As of September 30, 2006		
	Contract/ Notional principal	Fair value	Unrealized gain	Contract/ Notional principal	Fair value	Unrealized loss
Credit default options (over-the-counter)	¥2,618,860	¥41,638	¥985	¥1,858,774	¥(373)	¥(373

	Thousands of U.S. dollars		
	As of September 30, 2007		
	Contract/ Notional principal	Fair value	Unrealized loss
Credit default options (over-the-counter)	$22,715,414	$361,167	$8,550

Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

33. Net Income per Common Share

A reconciliation of the differences between basic and diluted net income per common share ("EPS") for the six months ended September 30, 2007 and 2006 is as follows:

	Net income (Millions of yen)	Weighted average shares (Thousands)	EPS (Yen)	EPS (U.S. dollars)
For the six months ended September 30, 2007:				
Basic EPS				
Net income available to common shareholders	¥22,701	1,443,810	¥15.72	$0.14
Effect of dilutive securities				
Preferred stock	484	377,972		
Diluted EPS				
Net income for computation	¥23,186	1,821,783	¥12.72	$0.11
For the six months ended September 30, 2006:				
Basic EPS				
Net income available to common shareholders	¥37,646	1,384,101	¥27.19	
Effect of dilutive securities				
Preferred stock	1,210	601,424		
Stock acquisition rights	—	2,588		
Diluted EPS				
Net income for computation	¥38,857	1,988,114	¥19.54	

34. Subsequent Events

(a) Support for Tender Offer and Issuance of New Shares by Third Party Allotment

The Bank's Board of Directors, at a meeting held on November 20, 2007, passed a resolution to express its support for the tender offer for up to 358,455 thousand common shares (representing 22.7% of the currently outstanding common shares excluding treasury shares) of the Bank and passed a resolution to issue new shares of common stock by third party allotment.

The Tender Offerors are newly formed investment vehicles whose investors include affiliates of J.C. Flowers & Co. LLC. The Tender Offerors expect to set the tender offer period for 30 business days from November 22, 2007 to January 10, 2008.

The Bank has entered into a transaction agreement with the Tender Offerors. Pursuant to the transaction agreement, the Bank agreed to issue ¥50 billion (117,647 thousand shares) of new shares by a third party allotment for the purpose of strengthening its capital base. The third party allotment is conditioned upon commencement and completion of the Tender Offer and the issue price of the Third Party Allotment is ¥425, the same as the Tender Offer price for the Tender Offer. The offering period ends March 18, 2008, subject to acceleration based on the Tender Offer schedule.

(b) Increase of Subsidiary

On November 27, 2007, Shinsei Bank made a full subscription to the rights offering of new shares proposed by Shinki. The number of shares to be received through this subscription is 76,822 thousand shares and the subscription amount is ¥7,682 million. As a result, including the 25,607 thousand shares held in Shinki before the subscription to Shinki's rights offering, the Bank will hold 102,430 thousand shares, representing approximately 67.7% of Shinki's common shares and Shinki will become a subsidiary of the Bank.

(c) Interim Dividends

The following interim dividends were paid on December 7, 2007 upon resolution of the Board of Directors adopted at a meeting held on November 14, 2007:

		Millions of yen	Thousands of U.S. dollars
Class A preferred share	(¥6.50 per share)	¥484	$4,202
Common share	(¥— per share)	—	—
Total		¥484	$4,202

Interim Non-Consolidated Balance Sheets (Unaudited)

Shinsei Bank, Limited
As of September 30, 2007 and 2006, and March 31, 2007

	Millions of yen			Thousands of U.S. dollars (Note)
	Sept. 30, 2007	Sept. 30, 2006	Mar. 31, 2007	Sept. 30, 2007
ASSETS				
Cash and due from banks	¥ 238,023	¥ 137,839	¥ 190,003	$ 2,064,561
Call loans	736,100	20,000	43,100	6,384,769
Collateral related to securities borrowing transactions	73,466	27,215	11,050	637,234
Other monetary claims purchased	171,131	63,778	69,856	1,484,354
Trading assets	207,349	393,601	284,137	1,798,502
Monetary assets held in trust	603,549	628,396	687,346	5,235,057
Securities	2,590,905	2,049,116	2,062,064	22,472,946
Valuation allowance for investments	—	—	(15,908)	—
Loans and bills discounted	5,335,172	4,683,764	5,075,281	46,276,110
Foreign exchanges	26,798	13,908	15,047	232,447
Other assets	437,712	238,584	325,654	3,796,620
Premises and equipment	21,026	21,337	20,768	182,383
Intangible assets	14,151	13,694	13,475	122,748
Deferred discounts on and issuance expenses for debentures	111	115	103	964
Deferred tax assets	30,984	29,537	35,559	268,752
Customers' liabilities for acceptances and guarantees	19,411	21,544	18,357	168,374
Reserve for credit losses	(100,555)	(98,492)	(106,977)	(872,193)
Total assets	¥10,405,340	¥8,243,944	¥8,728,921	$90,253,628
LIABILITIES AND EQUITY				
Liabilities:				
Deposits, including negotiable certificates of deposit	¥ 5,912,142	¥5,014,085	¥5,471,462	$51,280,615
Debentures	687,898	759,501	703,908	5,966,680
Call money	1,377,475	449,989	692,792	11,947,918
Collateral related to securities lending transactions	287,643	41,407	8,333	2,494,954
Trading liabilities	99,590	98,099	87,361	863,828
Borrowed money	293,275	320,850	276,760	2,543,805
Foreign exchanges	289	286	397	2,510
Corporate bonds	566,501	459,492	562,457	4,913,710
Other liabilities	510,306	328,503	237,614	4,426,283
Accrued employees' bonuses	5,817	5,379	9,850	50,457
Reserve for retirement benefits	465	161	756	4,039
Acceptances and guarantees	19,411	21,544	18,357	168,374
Total liabilities	9,760,817	7,499,300	8,070,054	84,663,173
Equity:				
Capital stock:				
Common stock	402,853	291,853	291,853	3,494,265
Preferred stock	48,443	159,443	159,443	420,186
Capital surplus	18,558	18,558	18,558	160,971
Stock acquisition rights	877	260	517	7,609
Retained earnings:				
Legal reserve	9,784	8,567	9,266	84,864
Unappropriated retained earnings	252,616	409,583	257,878	2,191,139
Unrealized gain (loss) on available-for-sale securities	(4,405)	(1,397)	4,181	(38,215)
Deferred gain (loss) on derivatives under hedge accounting	(11,647)	(5,687)	(10,275)	(101,024)
Treasury stock, at cost	(72,556)	(136,538)	(72,555)	(629,340)
Total equity	644,523	744,643	658,866	5,590,455
Total liabilities and equity	¥10,405,340	¥8,243,944	¥8,728,921	$90,253,628

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥115.29=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on September 30, 2007.

Interim Non-Consolidated Statements of Operations (Unaudited)

Shinsei Bank, Limited
For the six months ended September 30, 2007 and 2006, and the fiscal year ended March 31, 2007

	Millions of yen			Thousands of U.S. dollars (Note)
	Sept. 30, 2007 (6 months)	Sept. 30, 2006 (6 months)	Mar. 31, 2007 (1 year)	Sept. 30, 2007 (6 months)
Interest income:				
Interest on loans and bills	¥53,432	¥31,826	¥ 75,567	$463,458
Interest and dividends on securities	27,641	20,731	40,427	239,755
Interest on deposits with banks	2,987	1,284	3,668	25,910
Other interest income	3,157	5,439	9,382	27,390
Total interest income	87,218	59,282	129,046	756,513
Interest expenses:				
Interest on deposits, including negotiable certificates of deposit	22,949	13,732	34,453	199,060
Interest and discounts on debentures	1,570	1,558	3,009	13,624
Interest on other borrowings	9,925	1,954	7,790	86,096
Other interest expenses	18,052	14,898	32,280	156,581
Total interest expenses	52,498	32,144	77,534	455,361
Net interest income	34,719	27,137	51,512	301,152
Fees and commissions income	15,158	12,010	28,198	131,486
Fees and commissions expenses	7,440	5,774	13,164	64,536
Net fees and commissions	7,718	6,235	15,033	66,950
Net trading income	4,901	9,071	14,903	42,516
Other business income, net:				
Income on monetary assets held in trust, net	21,614	15,403	30,767	187,476
Net gain on foreign exchanges	4,581	5,936	9,171	39,735
Net gain (loss) on securities	(1,988)	9,551	13,274	(17,252)
Net gain on other monetary claims purchased	219	277	575	1,904
Other, net	198	(6,366)	(7,152)	1,723
Net other business income	24,624	24,802	46,636	213,586
Total revenue	71,964	67,247	128,085	624,204
General and administrative expenses:				
Personnel expenses	17,549	15,883	30,644	152,222
Premises expenses	5,855	5,622	11,281	50,786
Technology and data processing expenses	5,203	4,993	10,006	45,137
Advertising expenses	1,296	1,668	3,130	11,241
Consumption and property taxes	2,074	1,998	3,594	17,991
Deposit insurance premium	1,715	1,417	2,835	14,882
Other general and administrative expenses	8,855	8,262	16,373	76,814
Total general and administrative expenses	42,550	39,846	77,865	369,073
Net business profit	29,414	27,400	50,220	255,131
Net credit costs (recoveries)	5,998	(11,979)	(199)	52,030
Other gains (losses), net	(26,532)	(571)	(105,434)	(230,137)
Income (loss) before income taxes	(3,116)	38,808	(55,015)	(27,036)
Income taxes (benefit):				
Current	(7,722)	(1,625)	(2,779)	(66,983)
Deferred	6,762	(1,150)	(10,276)	58,652
Net income (loss)	¥ (2,156)	¥41,584	¥ (41,960)	$ (18,705)

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥115.29=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on September 30, 2007.

Interim Non-Consolidated Statements of Changes in Equity (Unaudited)

Shinsei Bank, Limited
For the six months ended September 30, 2007 and 2006, and the fiscal year ended March 31, 2007

	Millions of yen			Thousands of U.S. dollars (Note)
	Sept. 30, 2007 (6 months)	Sept. 30, 2006 (6 months)	Mar. 31, 2007 (1 year)	Sept. 30, 2007 (6 months)
Common stock:				
Balance at beginning of year	¥291,853	¥180,853	¥180,853	$2,531,476
Conversion from preferred stock	111,000	111,000	111,000	962,789
Balance at end of year	402,853	291,853	291,853	3,494,265
Preferred stock:				
Balance at beginning of year	159,443	270,443	270,443	1,382,975
Conversion into common stock	(111,000)	(111,000)	(111,000)	(962,789)
Balance at end of year	48,443	159,443	159,443	420,186
Capital surplus:				
Balance at beginning of year	18,558	18,558	18,558	160,971
Balance at end of year	18,558	18,558	18,558	160,971
Stock acquisition rights:				
Balance at beginning of year	517			4,488
Net change during the year	359	260	517	3,121
Balance at end of year	877	260	517	7,609
Retained earnings:				
Legal reserve:				
Balance at beginning of year	9,266	7,777	7,777	80,376
Transfer from unappropriated retained earnings	517	790	1,489	4,488
Balance at end of year	9,784	8,567	9,266	84,864
Unappropriated retained earnings:				
Balance at beginning of year	257,878	372,749	372,749	2,236,777
Appropriation:				
Transfer to legal reserve	(517)	(790)	(1,489)	(4,489)
Dividends paid	(2,587)	(3,947)	(7,443)	(22,444)
Net income (loss)	(2,156)	41,584	(41,960)	(18,705)
Disposal of treasury stock	—	(13)	(15)	—
Retirement of treasury stock	—	—	(63,963)	—
Balance at end of year	252,616	409,583	257,878	2,191,139
Unrealized gain (loss) on available-for-sale securities:				
Balance at beginning of year	4,181	2,670	2,670	36,268
Net change during the year	(8,587)	(4,068)	1,510	(74,483)
Balance at end of year	(4,405)	(1,397)	4,181	(38,215)
Deferred gain (loss) on derivatives under hedge accounting:				
Balance at beginning of year	(10,275)			(89,131)
Net change during the year	(1,371)	(5,687)	(10,275)	(11,893)
Balance at end of year	(11,647)	(5,687)	(10,275)	(101,024)
Treasury stock, at cost:				
Balance at beginning of year	(72,555)	(6)	(6)	(629,333)
Purchase of treasury stock	(0)	(136,672)	(136,673)	(7)
Disposal of treasury stock	—	140	160	—
Retirement of treasury stock	—	—	63,963	—
Balance at end of year	(72,556)	(136,538)	(72,555)	(629,340)
Total equity	¥644,523	¥744,643	¥658,866	$5,590,455

Note. U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥115.29=US $1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on September 30, 2007.

Basel II Pillar III (Market Discipline) Disclosure

This section describes the information consistent with FSA Notification Number 15, based on Article 19. 2. 1. 5. d of the Bank Law Enforcement Rule (Refer to Ministry of Finance Ordinance Number 10), herein referred to as Basel II Pillar III issued on March 23, 2007. The Accord in this sectionn refers to FSA Notification Number 19, herein referred as Basel II Pillar I, issued on March 27, 2006.

Quantitative Disclosure

1. Names of unconsolidated subsidiaries with lower level of capital than required level of adequacy capital and amount of shortage.

Most of the 95 unconsolidated subsidiaries are special purpose companies (SPCs) or Limited Partnerships (LPs) for leverage leasing. As the economic risk associated with leveraged leasing has been hedged in these subsidiaries, the amount of invested equity is equal to applicable loss limits.

2. Capital Structure

Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations"-"Capital Ratio" for capital calculation details. The Bank was not required to deduct any excess deferred tax assets which banks are prohibited from including in their Tier I capital. The Bank has no Tier III capital.

3. Capital Adequacy

Amount of required capital for credit risk (excluding equities exposure and regarded-method exposure)

(1) Portfolios under the Standardized Approach (SA)

Millions of yen

	As of September 30, 2007		As of March 31, 2007	
	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
Shinsei Home Loans	19,418	19,418	15,363	15,363
APLUS Group	92,444	—	97,886	—
Subsidiaries of Showa Leasing	6,980	—	4,521	—
Other subsidiaries	11,702	—	12,613	—

(2) Portfolios under the Internal Ratings-Based Approach (IRB)

Millions of yen

	As of September 30, 2007		As of March 31, 2007	
	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
Corporate	189,793	175,803	190,428	181,358
Sovereign	8,550	8,521	7,272	7,262
Bank	35,077	36,171	54,054	54,245
Residential mortgage	—	—	3,334	—
Other retails	15,636	6,780	10,227	—
Total	249,058	227,276	265,318	242,866
Securitization Exposure	29,481	29,481	17,880	16,982

Amount of required capital for equity exposure under IRB

Millions of yen

	As of September 30, 2007		As of March 31, 2007	
	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
Market-Based Approach				
Simplified Method	15,053	33,603	19,499	23,508
PD/LGD Method	8,152	47,999	9,005	39,443
Total	23,205	81,603	28,504	62,951

Amount of required capital for regarded-method exposure under IRB

Millions of yen

	As of September 30, 2007		As of March 31, 2007	
	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
Regarded Exposure	93,964	83,991	52,297	52,452

Amount of required capital for Market Risk

Millions of yen

	As of September 30, 2007		As of March 31, 2007	
	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
The Standardized Approach (Specific Risk)	13,037	13,512	9,445	11,790
Interest rate risk	9,988	9,974	9,019	8,851
Equity position risk	577	—	210	—
FX risk	2,471	3,538	215	2,939
The Standardized Approach (General Market Risk)	—	—	341	—
The Internal Models Approach (IMA) (General Market Risk)	8,961	8,121	5,911	5,911

Amount of required capital for Operational Risk

Millions of yen

	As of September 30, 2007		As of March 31, 2007	
	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
The Standardized Approach	35,852	19,322	32,944	19,068

Total Capital Adequacy Ratio and Tier I Capital Ratio

Millions of yen

	As of September 30, 2007		As of March 31, 2007	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Total Capital Adequacy Ratio	12.40%	16.11%	13.13%	18.79%
Tier I Capital Ratio	7.62%	10.94%	8.11%	12.81%

Total required capital (Domestic Criteria)

Millions of yen

	As of September 30, 2007		As of March 31, 2007	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Total required capital	652,458	405,743	633,519	361,377

4. Credit Risk Exposure (excluding Securitization and Regarded Exposure)

Amount of Credit Risk Exposure

Geographic, Industries or Maturity (Consolidated)

Millions of yen

	As of September 30, 2007				As of March 31, 2007			
		Amount of Credit Risk Exposure				Amount of Credit Risk Exposure		
	Total	Loans, etc.(*1)	Securities(*2)	Derivatives(*3)	Total	Loans, etc.(*1)	Securities(*2)	Derivatives(*3)
Manufacturing	477,154	474,594	200	2,359	391,226	389,016	201	2,009
Agriculture	1,530	1,530	—	—	1,426	1,426	—	—
Mining	7,527	7,527	—	—	8,800	8,800	—	—
Construction	58,411	53,585	4,780	46	57,619	52,778	4,772	69
Electric power, gas, water supply	102,142	100,988	1,114	39	110,261	110,148	36	76
Information and communication	69,733	69,716	—	17	38,816	38,216	—	600
Transportation	319,800	294,681	6,136	18,981	323,546	301,831	8,200	13,514
Wholesale and retail	214,173	213,599	—	574	213,784	213,019	50	714
Finance and insurance	1,671,055	1,351,569	234,542	84,943	1,378,891	1,104,822	154,310	119,757
Real estate	1,768,698	1,642,147	125,190	1,359	1,718,485	1,554,312	162,711	1,461
Services	709,107	575,355	122,887	10,864	678,207	590,730	82,951	4,526
Government	1,056,311	55,027	999,446	1,836	860,990	54,407	804,175	2,406
Individuals	2,011,675	2,011,675	—	—	2,333,663	2,333,663	—	—
Others	31,520	31,516	—	3	48,936	48,936	—	—
Domestic Total	8,498,843	6,883,515	1,494,300	121,027	8,164,658	6,802,110	1,217,411	145,135
Foreign	2,186,372	1,328,584	312,034	545,753	1,226,246	531,681	240,296	454,268
Total	10,685,216	8,212,100	1,806,334	666,780	9,390,904	7,333,792	1,457,708	599,403
To 1 year	3,857,914	2,951,387	802,929	103,597	2,670,089	1,964,821	514,546	190,721
1 to 3 years	3,266,425	2,583,981	452,292	230,151	2,827,687	2,295,444	412,822	119,421
3 to 5 years	1,597,384	1,147,489	275,763	174,131	1,762,843	1,318,043	281,902	162,897
Over 5 years	1,941,320	1,508,838	273,582	158,900	1,934,132	1,611,825	195,942	126,364
Undated	22,170	20,404	1,766	—	196,151	141,656	52,494	—
Consolidated Total	10,685,216	8,212,100	1,806,334	666,780	9,390,904	7,333,792	1,457,708	599,403

Geographic, Industries or Maturity (Non-consolidated)

Millions of yen

	As of September 30, 2007				As of March 31, 2007			
		Amount of Credit Risk Exposure				Amount of Credit Risk Exposure		
	Total	Loans, etc.[*1]	Securities[*2]	Derivatives[*3]	Total	Loans, etc.[*1]	Securities[*2]	Derivatives[*3]
Manufacturing	362,826	360,266	200	2,359	275,969	273,758	201	2,008
Agriculture	800	800	—	—	900	900	—	—
Mining	6,850	6,850	—	—	8,116	8,116	—	—
Construction	34,465	29,638	4,780	46	39,520	34,678	4,772	69
Electric power, gas, water supply	100,767	99,613	1,114	39	109,363	109,249	36	76
Information and communication	62,368	62,351	—	17	32,268	31,668	—	600
Transportation	297,481	272,363	6,136	18,981	303,926	282,212	8,200	13,514
Wholesale and retail	115,592	115,017	—	574	123,143	122,377	50	714
Finance and insurance	1,598,563	1,277,665	234,542	86,355	1,516,344	1,240,889	154,315	121,138
Real estate	1,782,802	1,656,251	125,190	1,359	1,737,065	1,572,892	162,711	1,461
Services	495,261	361,374	122,887	10,998	490,049	402,314	82,999	4,735
Government	1,049,204	48,955	998,412	1,836	852,613	49,161	801,045	2,406
Individuals	746,348	746,348	—	—	589,335	589,335	—	—
Others	3	—	—	3	184	184		—
Domestic Total	6,653,336	5,037,496	1,493,266	122,574	6,078,801	4,717,741	1,214,334	146,725
Foreign	2,210,075	1,337,426	326,289	546,359	1,288,641	580,372	253,589	454,679
Bank Total	8,863,412	6,374,922	1,819,555	668,933	7,367,442	5,298,113	1,467,924	601,405
To 1 year	3,699,696	2,793,558	801,930	104,207	2,671,660	1,965,580	514,867	191,153
1 to 3 years	2,527,978	1,845,657	452,257	230,063	2,082,340	1,550,186	412,755	119,398
3 to 5 years	1,131,459	681,853	275,663	173,942	1,277,886	836,688	278,382	162,815
Over 5 years	1,483,322	1,034,664	287,937	160,721	1,201,523	864,113	209,371	128,039
Undated	20,955	19,188	1,766	—	134,092	81,544	52,547	—
Bank Total	8,863,412	6,374,922	1,819,555	668,933	7,367,442	5,298,113	1,467,924	601,405

Notes:
[*1] Including total exposure, operating assets and securitized original assets originated from these exposures, excluding purchased receivables
[*2] Excluding Equity exposures
[*3] Credit equivalent amount basis

Amount of default exposure before partial write-off
Geographic, Industries

Millions of yen

	As of September 30, 2007		As of March 31, 2007	
	Default Exposure		Default Exposure	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Manufacturing	4,222	3,512	4,896	4,439
Agriculture	0	—	0	—
Mining	52	—	71	—
Construction	3,718	3,500	6,110	6,023
Electric power, gas, water supply	—	—	—	—
Information and communication	377	—	443	—
Transportation	8,733	8,260	9,031	8,911
Wholesale and retail	1,311	594	10,659	10,133
Finance and insurance	1,483	1,399	593	1,536
Real estate	10,278	8,091	4,235	2,135
Services	24,913	19,190	6,532	3,959
Government	—	—	—	—
Individuals	57,785	1,669	86,731	3,038
Others	926	—	866	—
Domestic Total	113,805	46,216	130,173	40,177
Foreign	19,089	19,089	3,384	3,384
Total	132,895	65,306	133,557	43,561

Amounts of loan loss reserves (general, specific, country risk) before partial write-off
Consolidated

Millions of yen

	As of September 30, 2007			As of March 31, 2007		
	Start Amount	Change Amount	End Amount	Start Amount	Change Amount	End Amount
General	101,268	(18,097)	83,171	89,043	12,225	101,268
Specific	85,756	39,592	125,348	83,926	1,829	85,756
Country	9	(0)	8	5	3	9
Total	187,033	21,495	208,529	172,975	14,058	187,033

Non-consolidated

Millions of yen

	As of September 30, 2007			As of March 31, 2007		
	Start Amount	Change Amount	End Amount	Start Amount	Change Amount	End Amount
General	65,434	(17,431)	48,002	60,220	5,214	65,434
Specific	47,912	20,459	68,372	53,637	(5,724)	47,912
Country	9	(0)	8	5	3	9
Total	113,356	3,027	116,384	113,863	(506)	113,356

Geographic (Consolidated)

Millions of yen

	As of September 30, 2007				As of March 31, 2007			
		Reserve Amount				Reserve Amount		
	Total	General	Specific	Country	Total	General	Specific	Country
Domestic	182,638	70,503	112,135	—	167,650	85,274	82,377	—
Foreign	25,890	12,667	13,213	8	19,383	15,994	3,379	9
Total	208,529	83,171	125,348	8	187,033	101,268	85,756	9

Geographic (Non-consolidated)

Millions of yen

	As of September 30, 2007				As of March 31, 2007			
		Reserve Amount				Reserve Amount		
	Total	General	Specific	Country	Total	General	Specific	Country
Domestic	89,551	34,392	55,158	—	92,350	47,817	44,533	—
Foreign	26,832	13,610	13,213	8	21,005	17,616	3,379	9
Total	116,384	48,002	68,372	8	113,356	65,434	47,912	9

Industries

Millions of yen

	As of September 30, 2007		As of March 31, 2007	
	Reserve Amount		Reserve Amount	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Manufacturing	3,438	3,063	3,497	3,441
Agriculture	5	4	6	6
Mining	34	23	43	28
Construction	1,873	1,795	2,389	2,368
Electric power, gas, water supply	285	285	346	346
Information and communication	466	440	216	216
Transportation	8,704	8,638	10,905	10,900
Wholesale and retail	1,630	1,278	5,993	5,868
Finance and insurance	7,926	9,208	14,838	16,497
Real estate	15,683	15,228	13,924	14,158
Services	14,020	13,154	3,510	3,254
Government	—	—	—	—
Individuals	90,850	2,881	74,903	2,761
Others	34,672	33,548	32,510	32,503
Foreign	25,890	26,832	19,383	21,005
Non-classified	3,045	—	4,564	—
Total	208,529	116,384	187,033	113,356

Amount of write-offs
Industries

Millions of yen

	Six months ended September 30, 2007		FY 2006	
	Amount of write-off		Amount of write-off	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Manufacturing	1	—	234	—
Agriculture	—	—	2	2
Mining	—	—	—	—
Construction	5	—	277	238
Electric power, gas, water supply	—	—	—	—
Information and communication	—	—	—	—
Transportation	—	—	15	0
Wholesale and retail	1	—	115	—
Finance and insurance	—	—	—	—
Real estate	7	7	—	—
Services	82	—	100	—
Government	—	—	—	—
Individuals	0	0	1	1
Others	—	—	—	—
Non-classified	0	—	7	—
Total	98	7	754	242

Amount of Exposures under SA (after credit risk mitigation)

Millions of yen

	As of September 30, 2007				As of March 31, 2007			
	Consolidated		Non-consolidated		Consolidated		Non-consolidated	
	Rated	Unrated	Rated	Unrated	Rated	Unrated	Rated	Unrated
0%	654	1,502	—	—	700	5,649	—	—
10%	—	15,598	—	—	—	2,304	—	—
20%	243,208	214	—	—	244,038	38,050	—	—
35%	—	693,242	—	693,242	—	548,707	—	548,707
50%	2,733	13,325	—	—	259	16,419	—	—
75%	—	1,131,345	—	123	—	1,171,061	—	—
100%	3,928	471,472	—	—	47	492,354	—	—
150%	—	4,669	—	—	—	1,394	—	—
350%	—	—	—	—	—	—	—	—
Capital Deduction	—	—	—	—	—	—	—	—
Total	250,525	2,331,372	—	693,366	245,046	2,275,943	—	548,707

Specialized Lending Exposure under slotting criteria and Equity Exposure under Market-Based Simplified Method

(1) Specialized Lending excluding high-volatility commercial real estate

	Millions of yen	
	As of September 30, 2007	As of March 31, 2007
Risk weight ratio	Amount of Exposure	Amount of Exposure
50%	205,333	54,012
70%	311,217	396,314
90%	135,438	36,646
115%	122,439	121,412
250%	38,214	21,283
0% (Default)	6,000	—
Total	818,642	629,668

(2) Specialized Lending for high-volatility commercial real estate

	Millions of yen	
	As of September 30, 2007	As of March 31, 2007
Risk weight ratio	Amount of Exposure	Amount of Exposure
70%	3,054	1,049
95%	102,095	67,435
120%	45,887	13,267
140%	92,927	83,076
250%	80,158	54,735
0% (Default)	—	—
Total	324,122	219,564

(3) Equity Exposure under Market-Based Simplified Method

	Millions of yen			
	As of September 30, 2007		As of March 31, 2007	
	Amount Consolidated	Amount Non-consolidated	Amount Consolidated	Amount Non-consolidated
300%	2,927	2,798	386	208
400%	42,182	96,968	57,195	93,841
Total	45,110	99,766	57,582	94,050

Portfolios under IRB excluding the amount of exposures under SA (after credit risk mitigation)

(1) Estimated average PD, LGD, Risk Weight Ratio, and Exposure at Default (EAD) (on-balance and off-balance) for Corporate, Sovereign, and Bank exposure

Corporate (Consolidated)

	Millions of yen (except percentages)									
	As of September 30, 2007					As of March 31, 2007				
Credit rating	PD	LGD*[1]	Risk Weight	EAD (on-balance)	EAD (off-balance)	PD	LGD*[1]	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	0.03%	45.00%	19.96%	22,483	7,596	0.03%	45.00%	24.09%	24,608	81
1	0.03%	45.00%	20.30%	31,528	40,760	0.03%	45.00%	20.70%	25,252	56
2	0.07%	46.94%	24.55%	326,971	47,331	0.05%	44.94%	19.35%	270,886	39,223
3	0.12%	44.83%	30.33%	930,009	82,357	0.11%	45.02%	29.51%	743,525	103,768
4	0.29%	45.19%	49.02%	607,953	175,410	0.25%	45.14%	45.00%	639,749	112,133
5	0.87%	47.75%	84.14%	411,761	44,801	0.81%	44.68%	75.86%	329,223	75,589
6	2.34%	37.94%	97.36%	212,461	6,059	2.33%	39.78%	100.05%	212,436	7,957
9A	13.90%	44.49%	223.45%	179,938	6,443	15.42%	45.10%	236.97%	304,190	10,070
Default	100.00%	43.97%	—	40,454	1,944	100.00%	43.43%	—	38,352	727

Sovereign (Consolidated)

	Millions of yen (except percentages)									
	As of September 30, 2007					As of March 31, 2007				
Credit rating	PD	LGD*[1]	Risk Weight	EAD (on-balance)	EAD (off-balance)	PD	LGD*[1]	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	0.00%	45.00%	0.00%	1,853,821	22,801	0.00%	45.00%	0.00%	1,523,646	22,849
1	0.03%	45.00%	13.62%	38,698	—	0.03%	45.00%	9.58%	14,629	—
2	0.06%	45.00%	20.64%	206,182	3,642	0.05%	45.00%	20.06%	128,112	33,129
3	0.09%	44.95%	26.47%	136,266	4,076	0.08%	44.93%	29.29%	86,670	4,926
4	0.20%	45.00%	50.36%	4,109	121	0.37%	45.00%	54.27%	1,167	—
5	1.31%	45.00%	133.26%	2	—	1.29%	45.00%	132.75%	2	—
6	2.89%	45.00%	118.68%	14	647	3.04%	45.00%	111.23%	12	662
9A	13.90%	45.00%	227.52%	3,394	8	15.41%	45.00%	243.11%	6,913	8
Default	100.00%	45.00%	—	58	—	100.00%	45.00%	—	59	—

Bank (Consolidated)

	Millions of yen (except percentages)									
	As of September 30, 2007					As of March 31, 2007				
Credit rating	PD	LGD*[1]	Risk Weight	EAD (on-balance)	EAD (off-balance)	PD	LGD*[1]	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	0.03%	45.00%	25.88%	2,478	—	0.03%	45.00%	7.58%	0	—
1	0.03%	48.78%	12.28%	2,780	254	0.03%	45.00%	13.12%	8,544	115
2	0.06%	45.13%	16.77%	901,181	518,391	0.05%	45.23%	20.97%	279,684	317,781
3	0.10%	45.72%	23.09%	191,618	86,301	0.09%	42.92%	24.62%	80,532	49,360
4	0.21%	45.00%	27.83%	2,839	46,051	0.29%	45.00%	61.12%	6,042	12,617
5	0.91%	45.00%	110.93%	—	9,217	0.91%	45.00%	112.35%	—	10,304
6	1.78%	45.00%	140.67%	—	2,112	1.91%	45.00%	144.21%	2,625	6,863
9A	13.90%	45.00%	231.09%	10,047	15,032	15.09%	44.37%	221.70%	19,382	124,827
Default	—	—	—	—	—	—	—	—	—	—

Corporate (Non-consolidated)

	Millions of yen (except percentages)									
	As of September 30, 2007					As of March 31, 2007				
Credit rating	PD	LGD*[1]	Risk Weight	EAD (on-balance)	EAD (off-balance)	PD	LGD*[1]	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	0.03%	45.00%	19.96%	22,483	7,596	0.03%	45.00%	24.08%	24,588	81
1	0.03%	45.00%	20.30%	31,528	40,760	0.03%	45.00%	20.67%	25,623	56
2	0.07%	47.00%	24.70%	315,988	47,331	0.05%	44.94%	19.38%	266,251	39,223
3	0.12%	44.82%	30.35%	895,805	82,357	0.11%	45.02%	29.60%	718,895	103,768
4	0.27%	45.17%	46.07%	694,501	177,651	0.23%	45.11%	41.54%	820,824	118,040
5	0.85%	48.45%	85.78%	318,787	44,801	0.79%	44.59%	75.84%	237,729	75,589
6	2.39%	35.06%	95.01%	149,208	6,059	2.31%	38.30%	97.38%	163,797	7,957
9A	13.90%	44.46%	225.05%	169,610	6,443	15.42%	45.10%	236.78%	305,312	10,070
Default	100.00%	44.00%	—	36,496	7,132	100.00%	43.35%	—	36,305	727

Sovereign (Non-consolidated)

	Millions of yen (except percentages)									
	As of September 30, 2007					As of March 31, 2007				
Credit rating	PD	LGD*[1]	Risk Weight	EAD (on-balance)	EAD (off-balance)	PD	LGD*[1]	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	0.00%	45.00%	0.00%	1,848,470	22,801	0.00%	45.00%	0.00%	1,519,762	22,849
1	0.03%	45.00%	13.62%	38,698	—	0.03%	45.00%	9.58%	14,620	—
2	0.06%	45.00%	20.65%	205,321	3,642	0.05%	45.00%	20.07%	127,903	33,129
3	0.09%	44.95%	26.47%	136,037	4,076	0.08%	44.93%	29.29%	86,435	4,926
4	0.20%	45.00%	50.43%	4,069	121	0.37%	45.00%	54.27%	1,167	—
5	1.31%	45.00%	133.26%	2	—	1.29%	45.00%	132.75%	2	—
6	2.89%	45.00%	118.68%	14	647	3.04%	45.00%	111.23%	12	662
9A	13.90%	45.00%	227.65%	3,378	8	15.40%	45.00%	243.11%	6,913	8
Default	100.00%	45.00%	—	58	—	100.00%	45.00%	—	59	—

Bank (Non-consolidated)

	Millions of yen (except percentages)									
	As of September 30, 2007					As of March 31, 2007				
Credit rating	PD	LGD*[1]	Risk Weight	EAD (on-balance)	EAD (off-balance)	PD	LGD*[1]	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	0.03%	45.00%	25.88%	2,478	—	—	—	—	—	—
1	0.03%	48.78%	12.28%	2,780	254	0.03%	45.00%	13.12%	8,544	115
2	0.06%	45.13%	16.75%	900,054	518,391	0.05%	45.23%	20.95%	279,153	317,781
3	0.10%	45.73%	23.07%	188,042	85,687	0.10%	45.78%	25.13%	76,452	40,859
4	0.21%	45.00%	29.60%	37,459	55,404	0.25%	45.00%	49.61%	15,682	15,621
5	0.91%	45.00%	110.93%	—	9,217	0.91%	45.00%	112.35%	—	10,304
6	1.78%	45.00%	140.67%	—	2,112	1.91%	45.00%	144.21%	2,625	6,863
9A	13.90%	45.00%	231.09%	10,047	15,032	15.41%	45.32%	221.09%	19,381	121,801
Default	—	—	—	—	—	—	—	—	—	—

Note:
*[1] LGD after credit risk mitigation

(2) Estimated average PD, Risk Weight Ratio, and amount of exposure under Equity Exposure under PD/LGD method (Consolidated)

	Millions of yen (except percentages)							
	As of September 30, 2007				As of March 31, 2007			
Credit rating	PD	LGD	Risk Weight	Amount	PD	LGD	Risk Weight	Amount
0	0.03%	90.00%	300.00%	9	0.03%	90.00%	300.00%	9
1	—	—	—	—	—	—	—	—
2	0.06%	90.00%	213.87%	9,218	0.05%	90.00%	219.25%	8,904
3	0.15%	90.00%	200.06%	1,779	0.12%	90.00%	200.03%	3,125
4	0.36%	90.00%	273.22%	7,617	0.34%	90.00%	261.28%	8,686
5	0.92%	90.00%	301.03%	2,792	1.17%	90.00%	272.17%	17,756
6	—	—	—	—	1.76%	90.00%	428.14%	18
9A	13.90%	90.00%	488.43%	3,050	15.53%	90.00%	508.73%	1,077
Default	100.00%	90.00%	—	2,261	—	—	—	—

(Non-consolidated)

	Millions of yen (except percentages)							
	As of September 30, 2007				As of March 31, 2007			
Credit rating	PD	LGD	Risk Weight	Amount	PD	LGD	Risk Weight	Amount
0	0.03%	90.00%	300.00%	9	0.03%	90.00%	300.00%	9
1	—	—	—	—	—	—	—	—
2	0.06%	90.00%	213.87%	9,218	0.05%	90.00%	219.25%	8,904
3	0.15%	90.00%	200.06%	1,769	0.12%	90.00%	200.03%	3,125
4	0.21%	90.00%	298.84%	171,194	0.19%	90.00%	297.38%	128,331
5	0.92%	90.00%	303.99%	2,917	1.17%	90.00%	272.17%	17,756
6	—	—	—	—	1.76%	90.00%	428.14%	18
9A	13.90%	90.00%	488.43%	3,050	15.53%	90.00%	508.73%	1,077
Default	100.00%	90.00%	—	255	—	—	—	—

(3) Estimated average PD, LGD, Risk Weight Ratio, and Exposure at Default (EAD) (on- and off-balance) for Residential Mortgage Exposure and Other Retail Exposure

Residential Mortgage Exposure

	Millions of yen (except percentages)									
	As of September 30, 2007					As of March 31, 2007				
Pool	Entity (*1)	PD	LGD (*2)	Risk Weight	EAD (on-balance)	Entity (*1)	PD	LGD (*2)	Risk Weight	EAD (on-balance)
1-a (*1)						LHL	0.49%	36.70%	28.20%	10,764
1-b (*1)						LHL	0.51%	37.20%	29.41%	25,665
2-a (*1)						LHL	0.50%	36.70%	28.61%	7,230
2-b (*1)						LHL	0.84%	37.20%	41.48%	35,353
Need Caution						LHL	59.53%	37.13%	160.27%	296
Default						LHL	100.00%	37.15%	0.00%	1,939

There is no exposure as of September 30, 2007 because of sell out of Life Housing Loan, LTD which had target exposure as of March 31, 2007.

Notes:
(*1) "1" or "2" means obligor attribute and "a" or "b" means transaction attribute

Other Retail Exposure

	Millions of yen (except percentages)									
	As of September 30, 2007					As of March 31, 2007				
Pool	Entity (*1)	PD	LGD (*2)	Risk Weight	EAD (on-balance)	Entity (*1)	PD	LGD (*2)	Risk Weight	EAD (on-balance)
CR1(*3)	SL	0.33%	47.69%	26.78%	14,568	SL	0.31%	48.52%	26.20%	18,078
CR2(*3)	SL	0.73%	48.05%	42.25%	70,020	SL	0.71%	48.71%	42.24%	77,426
CR3(*3)	SL	1.37%	47.92%	55.11%	17,547	SL	1.42%	48.58%	56.58%	19,441
CR4(*3)	SL	1.94%	48.18%	61.61%	51,308	SL	1.89%	48.79%	61.96%	53,954
CR5(*3)	SL	7.01%	56.80%	87.44%	6,362	SL	7.18%	56.30%	87.03%	7,954
Need Caution	SL	82.48%	47.57%	63.80%	616	SL	80.25%	46.39%	68.31%	891
Default	SL	100.00%	49.91%	—	1,308	SL	100.00%	50.02%	—	1,364
1-a (*4)						LHL	0.49%	36.70%	26.09%	1,747
1-b (*4)						LHL	0.51%	37.20%	27.05%	7,114
2-a (*4)						LHL	0.50%	36.70%	26.39%	748
2-b (*4)						LHL	0.84%	37.20%	35.00%	4,342
Need Caution						LHL	59.53%	36.70%	86.91%	16

There is no exposure as of September 30, 2007 because of sell out of Life Housing Loan, LTD which had target exposure as of March 31, 2007.

Notes:
(*1) "LHL" means Life Housing Loan and "SL" means Showa Leasing
(*2) LGD is shown after Credit Risk Mitigation
(*3) Summarization of multiple pools. CR stands for credit rating
(*4) "1" or "2" means obligor attribute and "a" or "b" means transaction attribute

Comparative results of actual losses and expected losses for the last two years under F-IRB Approach

	Millions of yen	
	As of September 30, 2007	As of September 30, 2006
Results of Actual Losses (a)	6,960	3,226
Expected Losses (b)	8,324	6,721
Differences ((b) – (a))	1,364	3,495

The above matrix shows the results of default (downgrade below substandard) losses (reserve, write-offs, and loss on sale) for the twelve-month period ended September 30, 2006 and 2007 for the Bank's non-default corporate exposure (except for Specialized Lending and Securitization) at the start of the twelve-month period, with expected losses calculated using estimated PD at the end of September 2007.
Several companies contributed to the losses in the two periods. Results of losses were less than or equal to expected loss each period.

5. Credit Risk Mitigation (CRM)

Covered amount of CRM by collateral

IRB

	Millions of yen			
	As of September 30, 2007		As of March 31, 2007	
	Eligible financial collateral	Other eligible IRB collateral	Eligible financial collateral	Other eligible IRB collateral
Corporate	52,005	175,668	45,285	155,325
Sovereign	—	241	—	268
Bank	—	127	—	—
Total	52,005	176,037	45,285	155,593

Covered amount of CRM by guarantee

	Millions of yen			
	As of September 30, 2007		As of March 31, 2007	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
SA Exposures	—	—	—	—
IRB Exposures	254,846	254,846	161,243	161,243
Corporate	88,572	88,572	45,026	45,026
Sovereign	148,774	148,774	98,717	98,717
Bank	17,500	17,500	17,500	17,500
Residential mortgage	—	—	—	—
Other retail	—	—	—	—

6. Counterparty Credit Risk of Derivatives

(1) Measurement of EAD
Current Exposure Method

(2) Total amount of gross positive fair value
Consolidated ¥167,848 million
Non-consolidated ¥167,051 million

(3) EAD before CRM

	Millions of yen			
	As of September 30, 2007		As of March 31, 2007	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
FX related	401,738	402,348	204,817	205,246
Interest related	107,550	108,323	107,768	109,171
Equity related	50,800	1,134	57,105	19,380
Commodity related	—	—	—	—
Credit derivatives	157,059	157,127	127,179	127,254
Others	29,856	29,856	140,352	140,352
Total	747,005	698,790	637,223	601,405

(4) Net of: (2) + amount of gross add-on – (3)
Zero.

(5) Amount covered collateral
Zero.

(6) EAD after CRM
Refer to (3) (No change from EAD before CRM)

(7) Nominal amount of credit derivatives which have counterparty risk

	Millions of yen			
	As of September 30, 2007		As of March 31, 2007	
Nominal amount	Protection-buy	Protection-sell	Protection-buy	Protection-sell
Single Name	846,195	860,130	1,031,826	1,018,677
Multi Name	446,405	420,063	43,600	6,800

(8) Nominal amount of credit derivatives which cover exposures by CRM
Zero.

7. Securitization

Securitization exposure originated by the Bank group

(1) Amount of original assets
Securitization by transfer of assets

	Millions of yen	
	As of September 30, 2007	As of March 31, 2007
Type of original assets	Amount of original asset	Amount of original asset
Residential mortgage	538,121	645,173
Consumer loan	126,119	144,089
Commercial real estate loan	—	—
Corporate loan	274,194	353,967
Others	—	—
Total	938,435	1,143,230

Note 1: Includes originally securitized assets originated by the Bank group, even though the Bank group had no exposure to these particular assets as of September 30, 2007
Note 2: There is no transaction like Synthetic securitizations or Sponser of Asset-backed commercial paper (ABCP) programme.

(2) Amount of default exposure including original assets
Securitization by transfer of assets

Type of original assets	As of September 30, 2007 Amount of Default	As of March 31, 2007 Amount of Default
	Millions of yen	
Residential mortgage	8,063	11,379
Consumer loan	—	305
Commercial real estate loan	—	—
Corporate loan	32,661	34,039
Others	—	—
Total	40,724	45,724

(3) Amount of Securitization exposure the Bank group has by type pf original assets
Securitization by transfer of assets

Type of original assets	As of September 30, 2007 Amount of Exposure	As of March 31, 2007 Amount of Exposure
	Millions of yen	
Residential mortgage	11,021	71,648
Consumer loan	75,310	77,330
Corporate loan	52,632	77,156
Others	—	1,786
Total	138,964	227,922

(4) Amount of Securitization exposure and required capital, the Bank group has by risk weight ratio
Securitization by transfer of assets

Millions of yen

Band of risk weight ratio	As of September 30, 2007 Amount	As of September 30, 2007 Required Capital amount	As of March 31, 2007 Amount	As of March 31, 2007 Required Capital amount
To 12%	32,669	193	52,287	292
Over 12% to 20%	—	—	—	—
Over 20% to 50%	—	—	—	—
Over 50% to 75%	—	—	—	—
Over 75% to 100%	—	—	—	—
Over 100% to 250%	95,281	7,181	—	—
Over 250% to 425%	—	—	—	—
Over 425%	—	—	—	—
Total	127,951	7,375	52,287	292

(5) Amount of increase of capital by securitization (to be deducted from Tier 1 capital)

Millions of yen

Type of original assets	As of September 30, 2007 Consolidated	As of September 30, 2007 Non-consolidated	As of March 31, 2007 Consolidated	As of March 31, 2007 Non-consolidated
Residential mortgage	8,831	8,831	10,242	10,242
Consumer loan, Installment receivables	1,329	84	2,547	370
Commercial real estate loan	—	—	—	—
Others	3,770	3,770	3,770	3,770
Total	13,931	12,686	16,561	14,384

(6) Amount of Securitization exposure which should be deducted from capital by the Accord Article 247

Millions of yen

Type of original assets	As of September 30, 2007 Consolidated	As of September 30, 2007 Non-consolidated	As of March 31, 2007 Consolidated	As of March 31, 2007 Non-consolidated
Residential mortgage	2,181	11,012	15,348	15,348
Consumer loan, Installment receivables	—	—	—	—
Commercial real estate loan	—	—	—	—
Others	—	—	1,786	1,786
Total	2,181	11,012	17,135	17,135

(7) Securitization Exposure subject to early amortization
None.

(8) Summary of current year's securitization activities including amount of exposure securitized, and recognized gain/loss by original asset type.
None.

(9) Amount of credit risk asset of securitization under SA subject to the Accord Supplementary Provision 15
¥50.8 billion of credit risk asset of Securitization exposure comprised primarily of APLUS's card and installment receivables.

Securitization exposure in which the Bank group invests

(1) Amount of securitization exposure the Bank group has by type of original asset

Type of original assets	As of September 30, 2007 Amount of Exposure	As of March 31, 2007 Amount of Exposure
	Millions of yen	
Residential mortgage	74,011	75,155
Consumer loan	30,207	19,114
Commercial real estate loan	86,206	20,506
Corporate loan	183,868	172,075
Others	219,296	263,877
Total	593,590	550,728

(2) Amount of Securitization exposure and required capital for the Bank group by risk weight ratio

Millions of yen

Band of risk weight ratio	As of September 30, 2007 Amount	As of September 30, 2007 Required Capital amount	As of March 31, 2007 Amount	As of March 31, 2007 Required Capital amount
To 12%	225,895	1,552	191,941	1,211
Over 12% to 20%	106,525	1,410	104,137	1,311
Over 20% to 50%	125,033	3,846	170,032	4,925
Over 50% to 75%	22,674	1,442	23,716	1,423
Over 75% to 100%	799	67	1,668	133
Over 100% to 250%	4,865	1,031	5,775	1,155
Over 250% to 425%	53,050	16,628	1,831	622
Over 425%	791	436	—	—
Total	539,635	26,414	499,104	10,782

(3) Amount of Securitization exposure which should be deducted from capital (under accord Article 247)

Millions of yen

Type of original assets	As of September 30, 2007 Consolidated	As of September 30, 2007 Non-consolidated	As of March 31, 2007 Consolidated	As of March 31, 2007 Non-consolidated
Residential mortgage	20,154	20,154	11,162	11,162
Consumer loan, Installment receivables	3,427	3,511	2,459	3,041
Commercial real estate loan	3,530	3,530	3,392	3,392
Corporate loan	4,537	4,537	8,760	8,760
Others	18,449	22,220	25,848	25,848
Total	50,099	53,954	51,624	52,206

(4) Amount of credit risk asset of securitization under SA subject to the Accord Supplementary Provision 15.
None.

8. Market Risk (under Internal Model Approach)

VaR at the end of September 2007, and March 2007 and the high, mean, and low VaR

Millions of yen

	As of September 30, 2007 Consolidated	As of September 30, 2007 Non-consolidated	As of March 31, 2007 Consolidated	As of March 31, 2007 Non-consolidated
VaR at term end	2,786	2,676	1,980	1,847
VaR through this term				
High	5,131	4,392	2,339	2,076
Mean	2,485	2,241	1,665	1,427
Low	1,735	1,576	909	770

Based on VaR back-testing for six months ended September 30, 2007, the trading portfolio experienced no losses that exceeded the specified VaR threshold

9. Equity Exposure in Banking Book

Book Value and Fair value

(1) Listed Equity Exposure ¥2,927 million
(2) Unlisted Equity Exposure ¥42,182 million

Gain or loss on sale or depreciation of equity exposure

Millions of yen

	Six months ended September 30, 2007 Consolidated	Six months ended September 30, 2007 Non-consolidated	FY2006 Consolidated	FY2006 Non-consolidated
Gain/Loss on sale	3,845	1,384	7,257	6,337
Loss of depreciation	61	60	909	624

Unrealized gain or loss which is recognized on Balance Sheet and not recognized on Profit and Loss Statement.

Consolidated	¥(119) million
Non-consolidated	¥(1,120) million

Unrealized gain or loss which is not recognized on Balance Sheet and not recognized on Profit and Loss Statement.

Millions of yen

	As of September 30, 2007		As of March 31, 2007	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Equity to subsidiaries and affiliates	—	—	—	6,622

Amount of equity exposure under grandfathering rule subject to the Accord Supplementary Provision 13

The amount was ¥25,309 million.

10. Amount of regarded exposure under the Accord Article 167

The amount was ¥163,594 million.

11. Interest Rate Risk in the Banking Book (IRRBB) – the increase/decrease in economic value for upward/downward rate shocks according to management's method for IRRBB.

The gain (loss) from an upward interest rate shock of 2% in the banking book as of September 30, 2007 is shown below:

Billions of yen

	As of September 30, 2007		As of March 31, 2007	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
JPY	(34.9)	(17.2)	(31.8)	(11.4)
USD	(0.1)	(0.1)	+1.8	+1.8
Others	(0.5)	(0.5)	+0.4	+0.4
Total	(35.6)	(17.9)	(29.5)	(9.1)

Directors and Executives

As of November 19, 2007

Board of Directors

Thierry Porté	President, CEO, Shinsei Bank, Limited
Junji Sugiyama	Chairman, Shinsei Bank, Limited
Michael J. Boskin*	Professor, Stanford University
Emilio Botín*	Chairman, Grupo Santander
J. Christopher Flowers	Chairman, J. C. Flowers & Co. LLC
Yukinori Ito*	President and CEO, Centennial Economic Advisors (Japan), Inc., Former Professor, Teikyo University
Shigeru Kani*	Former Director, Administration Department, The Bank of Japan, Professor, Yokohama College of Commerce
Fred H. Langhammer*	Chairman, Global Affairs, The Estée Lauder Companies, Inc.
Minoru Makihara*	Senior Corporate Advisor, Mitsubishi Corporation
Yasuharu Nagashima*	Lawyer
Lucio A. Noto*	Former Vice Chairman, Exxon Mobil Corporation
Nobuaki Ogawa*	Lawyer
Hiroyuki Takahashi*	Former Director, Japan Corporate Auditors Association
John S. Wadsworth, Jr.*	Advisory Director, Morgan Stanley

Notes: 1. * Outside Directors
2. Committee memberships:
Nomination Committee: Minoru Makihara (Chairman); Michael J. Boskin, J. Christopher Flowers, Lucio A. Noto, Thierry Porté
Audit Committee: Hiroyuki Takahashi (Chairman); Yukinori Ito, Shigeru Kani, Yasuharu Nagashima, Nobuaki Ogawa
Compensation Committee: John S. Wadsworth, Jr. (Chairman); Emilio Botín, J. Christopher Flowers, Fred H. Langhammer, Minoru Makihara

Senior Advisors

Takashi Imai	Senior Advisor, Honorary Chairman, Nippon Steel Corporation
Paul A. Volcker	Former Chairman, Board of Governors of the Federal Reserve System
Masamoto Yashiro	Former Chairman and CEO, Shinsei Bank, Limited

Statutory Executive Officers

Representative Statutory Executive Officer, President, Chief Executive Officer	Thierry Porté
Representative Statutory Executive Officer, Chairman	Junji Sugiyama
Senior Managing Executive Officer, Group Chief Information Officer, Head of Banking Infrastructure Group	Dhananjaya Dvivedi
Senior Managing Executive Officer, Chief Financial Officer	Rahul Gupta
Senior Managing Executive Officer, Head of Institutional Banking Group, Head of Financial Institutions Business Sub-Group	Masazumi Kato
Senior Managing Executive Officer, Head and Chief Executive of Institutional Banking Group	Sang-Ho Sohn
Senior Managing Executive Officer, Head and Chief Operating Officer of Retail Banking Group	Hirotaka Terai
Senior Managing Executive Officer, Head of Institutional Banking Group	Junzo Tomii
Managing Executive Officer, Head of Corporate Affairs Group	Kazumi Kojima
Statutory Executive Officer, Head of Public Sector Finance Sub-Group	Kazuya Fujimoto
Statutory Executive Officer, General Manager of Office of Strategy Management	Norio Funayama
Statutory Executive Officer, General Manager of Financial Institutions Business and Public Sector Finance Division	Michimasa Honda
Statutory Executive Officer, Head of Operations Sub-Group, Head of Retail Services Sub-Group	Michiyuki Okano
Statutory Executive Officer, Head of Technology Sub-Group	Yoshikazu Sato
Statutory Executive Officer, General Manager of Osaka Branch	Takashi Tsuchiya

Employees

	Sept. 30, 2007	Mar. 31, 2007	Sept. 30, 2006
Number of employees (Consolidated)	**4,750**	5,364	5,281
Number of employees (Non-consolidated) ...	**2,358**	2,248	2,196
Male	**1,266**	1,210	1,188
Female..	**1,092**	1,038	1,008

Note: Excluding part-time employees

Corporate Information

Established
1952

Fiscal Year
From April 1 to March 31

Paid-in Capital
¥451,296 million

Number of Shares Authorized
Common Shares(*1):
2,500,000,000
Preferred Shares:
674,528,000

Number of Shares Issued
Common Shares(*2, 3, 4, 5):
1,673,570,944
Preferred Shares:
Class A 74,528,000

Major Shareholders(*6)

Rank	Shareholders	Thousands of Common Shares	%
1	The Resolution and Collection Corporation	200,000	11.95
2	The Chase Manhattan Bank, N.A. London	131,487	7.85
3	Shinsei Bank, Limited	96,419	5.76
4	J. Christopher Flowers	92,670	5.53
5	State Street Bank and Trust Company	84,330	5.03
6	Santander Investment SA, C. Central Valores	65,184	3.89
7	The Master Trust Bank of Japan, Ltd. (Trust Account)	41,663	2.48
8	Morgan Stanley & Co., Inc.	37,588	2.24
9	Japan Trustee Services Bank, Ltd. (Trust Account)	35,123	2.09
10	State Street Bank and Trust Company 505103	29,950	1.78
11	CMBL S.A. Re Mutual Funds	21,124	1.26

(As of September 30, 2007)

(*1) Reduced from 5,000,000,000 to 2,500,000,000 on July 29, 2003.
(*2) There was a 1-for-2 reverse stock split on July 29, 2003.
(*3) Since February 19, 2004, the Bank's common share has been listed on the First Section of the Tokyo Stock Exchange.
(*4) On November 16, 2006, the Bank cancelled 85 million of its common shares, reducing the number of common shares issued to 1,473,570,944 shares.
(*5) On August 1, 2007, issued the Bank's common shares (200,000,000 shares) in exchange for the acquisition of Series 3 Class-B preferred shares (300,000,000 shares) owned entirely by the Resolution and Collection Corporation.
(*6) 1. Based on the number of shares held in which such shareholder has the beneficiary interest and to the full extent to which the Bank is aware.
2. Mr. J. Christopher Flowers is a director of the Bank.

Network
Overseas Branch:

Grand Cayman Branch

Domestic Outlets:

43 outlets,
including 36 Shinsei Financial Centers (30 Branches and 6 Annexes),
2 Platinum Centers (with Annexes) and 5 BankSpots (3 Annexes and 2 with other Annexes)

Name of 30 Branches and 9 Annexes

Head Office (Tokyo)
Ginza Annex
Ginza Corridor Street Annex
Kyobashi Annex
Nihombashi Annex
Sapporo Branch
Sendai Branch
Kanazawa Branch
Omiya Branch
Kashiwa Branch
LaLaport Branch
Tokyo Branch
Ikebukuro Branch
Ueno Branch
Kichijoji Branch
Shinjuku Branch
Shinjuku South Annex
Shiodome SIO-SITE Branch
Roppongi Hills Branch
Keyakizakadori Annex
Shibuya Branch
Omotesando Hills Annex
Hiroo Branch
Meguro Branch
Futakotamagawa Branch
Hachioji Branch
Yokohama Branch
Fujisawa Branch
Nagoya Branch
Kyoto Branch
Osaka Branch
Umeda Branch
Hankyu-Umeda Annex
Namba Branch
Shinsaibashi Annex
Kobe Branch
Hiroshima Branch
Takamatsu Branch
Fukuoka Branch

(As of November 16, 2007)

Domestic Sub-Branches (ATM only):
Tokyo Metro stations
49 locations
Keikyu Station Bank
36 locations
Other train stations
9 locations
Other
91 locations

(As of November 16, 2007)

Access to Seven Bank, Ltd. ATMs
12,180 locations

(As of October 31, 2007)

This Page Intentionally Left Blank

Web Site

Our bilingual web site provides a wide range of information covering our retail and institutional businesses, corporate data and investor relations



Retail
http://www.shinseibank.com/english/
The Retail web site provides information on our comprehensive retail account, *PowerFlex*. Customers can log on to our internet banking service, Shinsei *PowerDirect*, submit requests for information on *PowerFlex* and apply to open an account. Product offerings, campaigns, branch and ATM information, and detailed explanations on foreign currency deposits and investment trusts are covered in the Retail site



Institutional
http://www.shinseibank.com/institutional/en/
Our institutional web site provides information for our institutional customers on our solutions, products and services. It also contains details of our branches and affiliates.



Small Business
http://www.shinseibank.com/nonbank/en/
The Small Business web site provides information on unsecured and secured loans for small business owners. It also contains introductions to our consumer and commercial finance subsidiaries.



About Shinsei Bank
http://www.shinseibank.com/investors/en/about/
This web site provides information on our strategy and corporate profile, and lists our board members and management. It also contains news releases and ratings information.



Investor Relations
http://www.shinseibank.com/investors/en/ir/
The Investor Relations web site covers performance highlights and selected financial information, share price information, disclosure materials (annual reports, interim reports) and share administration information. It also provides webcasts of investors' meetings on financial results

For further information, please contact:
Group Investor Relations Division
Shinsei Bank, Limited
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501, Japan
Tel: 81-3-5511-8303 Fax: 81-3-5511-5505
URL: http://www.shinseibank.com
E-mail: Shinsei_IR@shinseibank.com



Printed on recycled paper


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Tuesday, April 1, 2008) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change.

Effective on April 1, 2008

	New Position	Former Position
Hirotaka Terai	Senior Managing Executive Officer, Head of Retail Banking Group, and Chief Operating Officer of Retail Banking Group	Senior Managing Executive Officer, Head of Retail Banking Group, Chief Operating Officer of Retail Banking Group, and GM of Platinum Banking Division

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.


INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Exhibit Artworks by Katsuhito Yamamoto
at Omotesando Hills Financial Center

Tokyo (Wednesday, April 9, 2008) – Shinsei Bank, Limited, today announced that it will host an exhibit of four artworks by Japanese artist Katsuhiko Yamamoto at Omotesando Hills Financial Center, located on the third floor of the Dojun Wing of Omotesando Hills, from Thursday, April 10, through mid-August 2008.

Yamamoto's works are three-dimensional arrangements of shapes and patterns drawn on paper with colored pencils and attached to walls or panels.These works express snippets of his own memories and sensations of everyday life, and use an abundance of color to present a distinctive and playful outlook on the world.

Shinsei Bank's Retail Banking Group has hosted art exhibits at its Omotesando Hills Financial Center since its opening in May 2006 as part of its branding message "Color your life".

Place: Omotesando Hills, Dojun Wing 3F, 12-10, Jingumae 4-Chome, Shibuya-ku, Tokyo
Period: Thursday, April 10, 2008, through mid-August 2008

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

【Appendix】

Title: "AIR" 2006



Size: H500mm x W900mm



Size: H300mm x W900mm



Size: H300mm x W300mm



Size: H300mm x W300mm

Katsuhito Yamamoto

1977 Born in Toyama Prefecture

Solo Exhibitions:

2006 "INNER LAYER SHOW," Yuka Sasahara Gallery, Tokyo

Group Exhibitions:

2008 "Bulls Eye Special 200㎝," 21_21 DESIGN SIGHT, Tokyo

This exhibition has been organized in cooperation with Yuka Sasahara Gallery, Office Ferrier.



INFORMATION SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

**Shinsei Bank Signs MoU with IIT Kanpur,
Plans to Make Bank's IT Methodology Public**

- technological first for financial institution -

Tokyo (Thursday, April 10, 2008) – In a technological first for a financial institution, Shinsei Bank, Limited, today announced that it will work with the Indian Institute of Technology Kanpur to make the bank's unique information technology methods freely available to the public. The prominent Indian technical institution plans to create university courses based on Shinsei Bank's IT and make them accessible through Creative Commons, a non-profit organization that works to expand the pool of public intellectual property. As a part of this initiative, IIT Kanpur also plans to use Shinsei technology to enhance its own IT systems.

Shinsei Bank President and CEO Thierry Porté and IIT Kanpur Director Dr. Sanjay G. Dhande signed an MoU earlier this week.

Shinsei Bank's unique IT system has attracted international attention since the bank's Chief Information Officer Dhananjaya Dvivedi turned to India for solutions when the bank was set up in 2000. The team of Indian engineers and companies assembled by Dvivedi built an innovative online retail banking platform that continues to set the standard for banking in Japan. Shinsei sees this partnership with IIT Kanpur as a unique opportunity to give something back to the Indian engineering community, which played such a key role in the birth of Shinsei and continues to contribute to its success.

"This is first of all a way for Shinsei to say 'Thank you' to India," said Shinsei Bank CEO Porté. "It is also a unique opportunity to work with one of India's leading technical institutions on an innovative project – another example of how we are a different kind of Japanese bank."

Shinsei believes it will benefit in a number of ways from disseminating its IT methods through a Creative Commons license. By increasing awareness of its methods around the world, the bank gains access to a larger pool of employees while expanding the number of skilled engineers and technicians proficient in its methods. Shinsei also believes that having others working with its methods will yield improvements and breakthroughs that will benefit all parties.

Arun Shourie, former minister for disinvestment, communication and information technology and a leading Indian journalist, introduced Shinsei to IIT Kanpur in early 2008. IIT Kanpur's Director Dr. Dhande recognized the potential of Shinsei's pioneering approach to IT and agreed to collaborate in making the bank's methods freely available through Creative Commons.

"Like Shinsei, we have a history of innovation in IT," said Dr. Dhande, a senior scientific advisor to the prime minister of India. "This is an exciting opportunity to practice and probably teach a proven methodology that has enormous potential."

IIT Kanpur pioneered the automation of library services, academic registration, payroll preparation and project management in India, noted Dhande. "With our institution's recent growth, we need to look at successful new models built on information technology," he added.

Shinsei's methodology is best described as the application of industrial engineering techniques to the design of software and IT processes. Historically, banks have moved paperwork from desk to desk, with employees adding stamps and signatures along the way. At Shinsei, paperwork moves 'virtually' as images along an automated production line with minimal staff involvement. Shinsei has replaced all mainframe computers with PC-class servers and off-the-shelf components, creating an IT platform that is cost-efficient, modular and flexible. This unique platform has made it possible to introduce changes quickly and expand into new businesses – such as the sale of Indian mutual funds in Japan – that were not envisioned when the system was first set up. In an article in the March edition of the Harvard Business Review, David Upton and Bradley Staats described Shinsei's methodology as "a model for other companies."

Joi Ito, the chairman of Creative Commons and an innovative IT entrepreneur, has welcomed Shinsei Bank's decision to share its methods and techniques. Creative Commons was founded in San Francisco in 2001 by Lawrence Lessig, a Stanford law professor who founded the university's Center for Internet and Society.

Video footage of a conversation between Creative Commons' Ito and Shinsei CEO Porté will be available on YouTube.com later today. Please visit:
http://www.youtube.com/shinseibankpr

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at
http://www.shinseibank.com/english/index.html

Indian Institute of Technology Kanpur is one of the premier institutions established by the Government of India. The aim of the Institute is to provide meaningful education, to conduct original research of the highest standard and to provide leadership in technological innovation for the industrial growth of the country. The Institute began functioning in 1959 with 100 students and a small faculty. The Institute now has its own residential campus, about 2255 undergraduate and 1476 postgraduate students, 309 faculty and more than 900 supporting staff. Please visit http://www.iitk.ac.in for a full coverage of the Institute activities.


INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank: 24-Hour ATM Service During Golden Week Holidays

Tokyo (Monday, April 21, 2008) – Shinsei Bank, Limited, today announced that its ATM services - including deposits, withdrawals and account balance inquiries - will be available as usual 24 hours a day[1], free of charge, during the entire Golden Week holidays for Shinsei *PowerFlex* account holders using its ATMs located at the bank's Head Office and other branches and inside selected Tokyo Metro stations and Keihin Electric Express Railway stations, etc.

In addition, Shinsei's *PowerFlex* account holders will receive the same free ATM services 24 hours a day[1] at the 13,042 Seven Bank ATMs (as of April 21, 2008) installed in Seven-Eleven convenience stores operating non-stop throughout the year. Customers making transactions at partner[2] ATMs will receive a refund of any charges incurred at a later date.

■Shinsei Bank ATM services for customers with Shinsei's *PowerFlex* cash card

	ATMs		Operating hours[1]		Fees & Charges
Shinsei Bank ATMs	Shinsei Bank ATMs at Head Office and other branches Other Shinsei Bank ATMs	Account balance inquiries, deposits, and withdrawals	365 days	24 hours	Free of charge
	Shinsei Bank ATMs installed at Tokyo Metro stations			5:00 - 24:00	
	Keikyu Station Bank ATMs (ATMs installed at Keihin Electric Express Railway stations, etc.)			6:00 - 24:00	

Shinsei Bank has been providing 24-hours-a-day, 365-days-a-year ATM services since the launch of Shinsei's *PowerFlex* account in June 2001, to give customers the freedom to access their assets and make transactions whenever they want. Shinsei Bank will continue to provide services that allow customers to take full advantage of the benefits of their Shinsei account.

1. ATM operating hours may differ depending on business hours of the building at which ATMs are installed.
2. Japan Post Bank, all city banks (Tokyo-Mitsubishi UFJ, Mizuho, Sumitomo Mitsui, Resona, Saitama Resona), 4 trust banks (Chuo Mitsui Trust, Mitsubishi UFJ Trust, Sumitomo Trust, Mizuho Trust), Aozora Bank, Shokochukin Bank and Miura Fujisawa Shinkin Bank.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Launch "Shinsei MobileDirect" Mobile Banking Service

Tokyo (Tuesday, April 22, 2008) – Shinsei Bank, Limited, today announced the launch of the "Shinsei MobileDirect" (http://m.shinseibank.com) mobile banking service. With this service, Shinsei PowerFlex account holders can access their accounts via a mobile telephone to make balance inquiries and to remit or transfer funds, 24 hours a day, 365 days a year. The Shinsei MobileDirect service is available in both English and Japanese.

Shinsei Bank views remote channels like the Internet and telephone banking as important sales channels and Shinsei MobileDirect now offers customers the added convenience of banking "anytime, anywhere."

Shinsei Bank's retail division aims to enrich and "color" the lives of our customers by providing them with high value-added products and services.

Overview of Shinsei MobileDirect Services (as of April 22, 2008)

Service	Details
Account inquiries	Outstanding balance confirmation for yen savings accounts, PowerYokin, yen time deposits, foreign currency savings accounts, foreign currency time deposits, structured deposits and (domestic) investment trusts.
Deposit / Withdrawal transaction inquiries	Confirmation of details of deposits to / withdrawals from yen savings, PowerYokin and foreign currency savings accounts, and (domestic) investment trust transaction details.
Remittances / Transfers	Remittances [1] to registered or unregistered payees in Japan, and transfers between Shinsei accounts.
Interest rate inquiries	Confirmation of interest rates for yen savings, PowerYokin and foreign currency savings accounts.
Exchange rate inquiries	Confirmation of exchange rates against yen and cross rates between foreign currencies.
Transactions	Transfers between yen savings, PowerYokin and foreign currency savings accounts.
Settings	Register or change e-mail address for notifications, etc.

Recommended operating environment for Shinsei MobileDirect

Recommended operating environments for Shinsei MobileDirect are i-mode (NTT DoCoMo FOMA-compatible handsets), EZweb (au/KDDI EZweb-compatible handsets) and Yahoo! Keitai (SoftBank handsets sold after October 2006).[2]

[1] The number of remittances to other banks (excluding Japan Post Bank) via Shinsei MobileDirect mobile banking is added to the number of remittances via Shinsei PowerDirect Internet banking and counted against the designated number of free remittances per month (3, 5, or 10 per month depending on the transaction).

[2] PHS and the following handset types are not supported:
NTT DoCoMo: mova-compatible handsets
au/KDDI: C200 series, C300 series, C400 series, C1000 series, A1000 series, TU-KA series
SoftBank: C2, C3, C4

*Please refer to attachment for further details.

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at
http://www.shinseibank.com/english/index.html

Attachment

How to use Shinsei MobileDirect (http://m.shinseibank.com)

1) Register the number of mobile phones (maximum of three) that will use Shinsei MobileDirect via the Shinsei PowerDirect Internet banking site.
2) Access Shinsei MobileDirect (http://m.shinseibank.com) from your mobile phone, enter your MobileDirect password and mobile phone telephone number, and complete initial settings.
3) Log in to Shinsei MobileDirect from a registered mobile phone using your MobileDirect password, and you are ready to use Shinsei MobileDirect.

Shinsei MobileDirect Sample Screens

Top Page

SHINSEI BANK
[Shinsei Bank]
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加入協会 日本証券業協会、(社)金融先物取引業協会)
(C)Shinsei Bank, Limited

Log-In Screen

Last login was on
2008/04/18 09:41AM
· Accounts Overview
· Accounts Activity
· Transfers
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· Alert E-mail Address Register/Change
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(C)Shinsei Bank, Limited

Foreign Currency Savings Account Transaction Screen

Buy Sell /FX
Verify and Submit
STEP 4/4
Please confirm that data shown is correct. If they are correct, please press "SUBMIT"
■ Debited Account:
Savings-JPY
· Withdrawable Amount(Before):
1,000 JPY
■ Credited Account:
Savings-SGD
· Withdrawable Amount(Before):
0.00 SGD
■ Amounts:
1,000 JPY
■ Exchange Rate:
1 SGD = 74.04 JPY
■ Converted Amount
13.51 SGD
Submit cancel
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(C)Shinsei Bank, Limited

- "i-mode" is a registered trademark of NTT DoCoMo, Inc.
- "au" and "EZweb" are registered trademarks of KDDI Corporation.
- "Yahoo!" and the logos "Yahoo!" and "Y!" are registered trademarks of Yahoo! Inc. of the U.S.
- The "SoftBank" name and logo are registered trademarks of SOFTBANK CORP. Yahoo! Keitai is a registered trademark of SOFTBANK MOBILE Corp.
- All other company names and brands are the trademark or registered trademark of the respective company.

Regarding foreign currency deposits

- Foreign currency deposits are affected by exchange rate movements, which can generate foreign exchange losses that cause the amount of the deposit to fall below the original principal amount. In addition, Shinsei Bank's designated exchange rate, which includes a foreign exchange commission, will be applied to deposits and withdrawals made in yen. This can result in the final amount falling below the original principal amount, even if the exchange rate is unchanged.
- Shinsei Bank's designated TTS rate (the market conversion rate for converting yen to a foreign currency) and TTB rate (the market conversion rate for converting foreign currency to yen), both of which include a foreign exchange commission, will be applied when converting to/from foreign currencies in foreign currency deposits. When converting between yen and a foreign currency, in principle, the foreign currency commission per unit of foreign currency will be ¥2 per side for one pound sterling (a TTS-TTB spread of ¥4), ¥0.5 per side for one Hong Kong dollar (a TTS-TTB spread of ¥1), and ¥1 per side for other currencies (a TTS-TTB spread of ¥2). When converting between two foreign (non-yen) currencies, in principle, the commission will be 0.01 or 0.02 multiplied by one of the currencies (as of March 31, 2008).
- Foreign currency deposits are not covered by deposit insurance.
- In principle, foreign currency deposits cannot be redeemed prior to maturity.
- Shinsei Bank does not handle foreign currency cash.
- Separate commissions apply to foreign currency-denominated fund transfers.
- Please confirm the details of your foreign currency deposit with the explanatory materials (documents exchanged prior to the conclusion of a contract) available at Shinsei Bank branches.

Regarding structured deposits

- Structured deposits include forward foreign exchange transactions, and financial and other derivative transactions. Structured deposits contain risks including fluctuations in the principal and interest amounts, and in the fact that they cannot in principle be redeemed prior to maturity.
- When a customer requests an early redemption and Shinsei Bank deems the reason to be unavoidable, the early redemption will be allowed, but the amount paid to the customer will have an early redemption penalty subtracted from the principal. This penalty will be calculated using Shinsei Bank's designated calculation method, and will correspond to the amount required to restructure the deposit from the early redemption date to the original maturity date, and other associated costs. As a result, the amount

paid upon redemption may be less than the original principal amount, and depending on market conditions, may be significantly less than the original principal.

- For structured deposits with special provisions to extend the term of the deposit, Shinsei Bank will determine whether to extend the maturity date. If the reference market interest rate has risen as of the date on which the term extension is determined, there is a high likelihood that Shinsei Bank will extend the term of the deposit. In these instances, the customer will lose the opportunity to invest at a higher market interest rate. If the reference market interest rate has fallen as of the date on which the term extension is determined, there is a low likelihood that Shinsei Bank will extend the term of the deposit. In these instances, the customer will not be able to invest at the interest rate that would have applied had the term been extended.
- For dual-currency time deposits made in yen (structured deposits) and yen time deposits with a dual currency-type currency option, when the actual market rate two business days prior to maturity represents a stronger yen than in the special provision trigger rate, the funds to be paid at maturity will be converted to the "foreign currency" at the special provision trigger rate determined in advance, and deposited to an ordinary foreign currency deposit (i.e. will not be converted at the market rate). In these instances, the conversion will be made with less favorable conditions than if the conversion to "foreign currency" had been made at the prevailing market rate. In addition, if the funds paid at maturity are paid in the "foreign currency" and subsequently converted to yen, exchange rate movements may result in the yen amount received being less than the original yen principal amount. Furthermore, even if the exchange rate is unchanged, the TTB rate (the market rate for converting foreign currency to yen), which includes a foreign currency commission (in principle, ¥1 per unit of foreign currency), will be applied, and as a result the yen amount received from the conversion of "foreign currency" may be less than the original yen principal amount. Deposit insurance ceases to apply when foreign currency is received upon maturity. The same risks apply to dual-currency time deposits made in a foreign currency (structured deposits).
- When purchasing these products, please confirm the details with the explanatory materials at a branch (documents exchanged prior to the conclusion of a contract) and a Shinsei Bank employee. The customer bears full responsibility for understanding the content and making the decision to purchase these products.

Regarding investment trusts

- An investment trust is not a bank deposit, and is therefore not covered by deposit insurance. Furthermore, an investment trust purchased at a bank is not covered by the Investor Protection Fund.
- When redeeming an investment trust, the receipt of the redemption payment may require a considerable amount of time because some investment trusts have a closed period for redemption.
- At Shinsei Bank, the only accepted redemption method for investment trusts domiciled in Japan is a "redemption request" (*kaiyaku-seikyu*). Therefore, a "repurchase request" (*kaitori-seikyu*) will not be accepted.
- When applying to purchase an investment trust, please make your own judgment by reviewing the prospectus (including supplementary documents) in advance or at the time of purchase and confirming its details. The prospectus (including supplementary documents) is available at Shinsei Bank branches or via the Internet (Shinsei *PowerDirect*). We will also send it to you by mail on request. The prospectus (including supplementary documents) for investment trusts offered exclusively via the Internet can only be obtained via Shinsei *PowerDirect*.

Shinsei Bank Ltd. / No. 10 Registered financial institution of Kanto Local Finance Bureau
Member of Japan Securities Dealers Association / The Financial Futures Association of Japan



INFORMATION SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Launch Shinsei Troika Russia Fund

- First Japanese publicly offered investment trust managed by local investment manager, investing primarily in listed Russian equities -

Tokyo (Thursday, May 1, 2008) – Shinsei Bank, Limited, today announced that it will begin offering the "Shinsei Troika Russia Fund", Japan's first publicly offered investment trust fund to be managed by a Russian asset management company, from Monday, May 12, 2008. This open-ended investment trust will invest in a broad range of Russian equities that show promising growth prospects. Shinsei Investment Management Co., Ltd ("SIM"), a wholly-owned subsidiary of Shinsei Bank, plans to launch the fund on Friday, May 30. After an initial offering period running from Monday, May 12, through Thursday, May 29, 2008, Shinsei Bank will continue to offer the fund for an indefinite period thereafter.

The Shinsei Troika Russia Fund will primarily invest in the Class A beneficiary certificates of the "Troika Shinsei Russia Fund," an overseas investment trust focused predominantly on listed Russian equities and managed by Troika Dialog Asset Management. It will also invest in the "SIM Short-Term Mother Fund", managed by SIM.

Russia is one of the world's largest countries and possesses rich reserves of oil, natural gas and other mineral resources. The country has benefited in recent years from rising commodity prices and, as one of the BRIC nations, its growth potential is the focus of much attention. Russia also occupies an important position in the international political arena. Supported by high levels of education and a strong scientific and R&D infrastructure, Russia has recently been posting remarkable economic growth, further fuelling global interest in the country.

Established in 1996, Troika Dialog is one of Russia's oldest asset management companies and has established a solid reputation for its research capabilities, built upon the company's extensive experience and track record. Through the partnership with Troika Dialog, the new fund will invest in local equities that are not available as American Depositary Receipts or Global Depositary Receipts.

Shinsei Bank's retail division aims to enrich and "color" the lives of our customers by providing them with high value-added products and services.

*Please refer to the attachment for further details.

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

【Attachment】

Outline of "Shinsei Troika Russia Fund"

Fund name	Shinsei Troika Russia Fund
Asset management company	Shinsei Investment Management Co., Ltd.
Fund type	Open-ended securities investment trust / Fund of funds / Option of automatic dividend reinvestment
Characteristics	1. The fund aims to generate medium- and long-term growth in entrusted assets, primarily by effectively investing in equities, etc. listed on Russian financial product exchanges. There will also be active investment in attractive small- and medium-cap shares. 2. Precedence in investment allocation will be given to Class A beneficiary certificates of the Cayman-domiciled, yen-denominated Troika Shinsei Russia Fund (the "invested fund"), which invests primarily in Russian equities. 3. This invested fund will be managed based on analysis and research conducted by Troika Dialog Asset Management, a member of the major Russian private-sector investment banking group Troika Group. 4. As a general rule, currency hedging will not apply.
Benchmark	None. However, the invested fund will use the Russian RTS Index*1 as a reference index.
Initial offering period	From Monday, May 12, 2008, through Thursday, May 29, 2008.
Fund inception date	Friday, May 30, 2008
Subsequent offering period	From Friday, May 30, 2008 through Thursday, August 27, 2009. ※The offering period may be extended upon submission of a security registration statement prior to the conclusion of the above subsequent offering period.
Trust period	The trust period shall, in principle, be perpetual from the fund inception date.
Account settlement date	Annually, on May 29 of each year (following business day when the account settlement date falls on a holiday).
Distribution policy	To be determined by the trustor in consideration of the unit price level and market trends, and within the scope of dividends and other income, and trading, valuation and other gains, after the deduction of expenses. ※ Distributions may fluctuate or may not be paid.
Subscription / redemption application day	In principle, each business day. (Subscription/redemption orders will not be accepted on days that are bank holidays in Dublin or holidays for the Russian Trading System (RTS). Additional restrictions may apply for large-lot redemptions.
Subscription price	The unit price as of the business day following the subscription application day (initial unit price will be one yen per unit).
Redemption price	Unit price as of the business day following the redemption application day after deducting the redemption fee (*shintaku-zaisan-ryuho-gaku*). The redemption payments will be made on the 6th business day following the redemption application day.
Shinsei Bank's sales channels	Branches (excludes Shinsei *BankSpot*), Internet Banking (Shinsei *PowerDirect*), Call Center (Shinsei *PowerCall*)
Shinsei Bank application unit	Minimum of 10,000 yen in increments of 1 yen

【Index】

*1. The Russian RTS Index is a USD-denominated index comprising 50 stocks, calculated as a weighted average market capitalization with a base value of 100 as of September 1, 1995.

《Main risks》

The fund will invest in Russian equities, etc., primarily via investment in investment trust certificates. The fund unit price will fluctuate based on movements in various factors including price changes in invested equities and foreign currency exchange rates. Therefore, **the fund unit price may fall below the original value**. Investment profit/loss is entirely that of the customer who purchases the investment trust. The main risks inherent in the fund are listed below. Please confirm detailed risk information by referring to the explanatory materials (prospectus).

◎ Country risk ◎ Stock price fluctuation risk ◎ Credit risk ◎ Liquidity risk

◎ Currency fluctuation risk ◎ Interest rate fluctuation risk

《Expenses to be borne by the customer》

※ Please confirm the details of expenses with the explanatory materials (prospectus).

※ The total amount of expenses to be borne by the customer varies depending on factors including the period for which the fund is held, and therefore cannot be shown.

Upon subscription:	
Subscription fee payable to Shinsei Bank (percentage of contract amount*2)	Amount obtained by multiplying the unit price on the business day following the subscription date by the following: Less than 100 million yen: 3.15% (3.0% plus tax) At least 100 million yen but less than 300 million yen: 1.05% (1.0% plus tax) 300 million yen or more: 0.525% (0.5% plus tax)
During the trust period:	
Actual management fee	1.9575% p.a. (tax inclusive) on the total net assets. * This fee is an estimate of the trust (management) fee to be effectively borne by the customer, calculated as the fund's management fee (1.2075% p.a. (1.15% plus tax)) added to the invested fund's estimated management fee (0.75%).
Other expenses	Brokerage fees for securities trading, custodian and other fees for foreign currency-denominated assets, interest on borrowings, interest on advances, audit fees, etc. ※ The amount of fees varies depending on various factors including fund performance, and therefore the applicable fee rates and maximum amounts cannot be indicated in advance.
Upon redemption:	
Back-load fee	N/A
Redemption fee	0.3% of the unit price as of the business day immediately following the redemption application day.

*2. The contract amount refers to the amount obtained by deducting the subscription fee and applicable consumption tax, etc. from the subscription amount.

[Investment trusts]

- Investment trusts are sold by Shinsei Bank, and investments are managed by an investment trust trustee (asset management company).
- An investment trust is not a bank deposit, and therefore its investment performance fluctuates depending upon various factors including the market environment. Accordingly, neither its principal nor yield is guaranteed, and the unit price may fall below the original value, depending on its performance.
- An investment trust is not a bank deposit, and is therefore not covered by deposit insurance. Furthermore, an investment trust purchased at a bank is not covered by the Investor Protection Fund.
- When redeeming an investment trust, the receipt of the redemption payment may require a considerable amount of time because some investment trusts have a closed period for redemption.
- At Shinsei Bank, the only accepted redemption method for investment trusts domiciled in Japan is a "redemption request" (*kaiyaku-seikyu*). Therefore, a "repurchase request" (*kaitori-seikyu*) will not be accepted.
- When applying to purchase an investment trust, please make your own judgment by reviewing the prospectus (including supplementary documents) in advance or at the time of purchase and confirming its details. The prospectus (including supplementary documents) is available at Shinsei Bank branches or via the Internet (Shinsei *PowerDirect*). We will also send it to you by mail on request. The prospectus (including supplementary documents) for investment trusts offered exclusively via the Internet can only be obtained via Shinsei *PowerDirect*.

Shinsei Bank Ltd. / No. 10 Registered financial institution of Kanto Local Finance Bureau
Member of Japan Securities Dealers Association / The Financial Futures Association of Japan

About Shinsei Investment Management Co., Ltd.

Shinsei Investment Management, a wholly owned subsidiary of Shinsei Bank, is approved by the FSA as an investment management and discretionary investment advisory company, and commenced operations on April 1, 2003. Shinsei Investment Management adopts a "managers' manager" business model. Under this model, Shinsei Investment Management selects capable investment managers for a range of investment options around the world in line with Japanese investors' needs, structures and packages the investment products in a way that best suits investors, and appropriately reallocates them as needed.

As of the end of February 2008, Shinsei Investment Management's assets under management totaled approximately 341.3 billion yen.

About Troika Dialog Asset Management

The Shinsei Troika Russia Fund is effectively managed by Troika Dialog Asset Management, a member of the Troika Group financial group. Established in 1991, Troika Group is Russia's oldest private-sector investment bank and operates in five business areas – securities, trading, investment banking, asset management and private equity.

Established in 1996, Troika Dialog Asset Management is one of Russia's oldest asset management companies. Assets under management totalled approximately US$4.78 billion (approximately 500.8 billion yen converted at the dollar-yen rate as of the end of February 2008) as of the end of February 2008, making it one of Russia's largest asset management companies both in terms of total assets under management and in the size of its major funds.

Ranking of Russian asset managers (investment trust assets under management as of Dec. 31, 2007; excluding closed-end funds):

	Million USD (Market share)
Troika Dialog	1,194.56 (16.4%)
UralSib	863.11 (11.9%)
Alfa Capital	675.98 (9.3%)
Bank of Moscow Asset Management	455.29 (6.2%)
KIT Fortis Investment Management	355.68 (4.9%)

Ranking of Russian domestic investment trust outstanding amounts (as of Feb. 29, 2008):

	Million USD (Market share)
Troika Dialog, JSC	621.02 (8.7%)
UralSib, JSC	369.01 (5.1%)
Alfa Capital, Ltd.	267.95 (3.7%)
UFG Invest, JSC	244.41 (3.4%)
Rosbank Asset Management Company, Ltd.	218.05 (3.0%)

Source: Compiled by Shinsei Investment Management based on Financial Investfunds Information data.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Revise Free-of-Charge Online Funds Transfer Service

Tokyo (Thursday, May 1, 2008) – Shinsei Bank, Limited, today announced that it will make changes to the number of domestic funds transfers that can be made free-of-charge[1] by Shinsei *PowerFlex* account holders using the Shinsei *PowerDirect* internet banking service. The change will affect only those customers who are currently entitled to make three free-of-charge domestic funds transfers per month. As of Tuesday, July 1, 2008, these customers will be entitled to one free-of-charge transfer per month.

There is no change in the number of free-of-charge funds transfers for the following customers:

1) "Shinsei Platinum" customers[2] (entitled to up to ten free-of-charge transfers per month)
2) Customers with a balance[2] of 2 million yen or more at the end of the previous month in certain accounts designated by the Bank (up to five free-of-charge transfers per month)
3) Customers with a balance[2] of 300,000 yen or more as of the end of the previous month in investment trusts, foreign currency deposits, structured deposits or other financial products designated by the Bank (up to five free-of-charge funds transfers per month)

A charge of 300 yen (tax included) will be levied for each transfer made after the designated monthly quota of free-of-charge transfers has been used. Funds transfers to accounts within Shinsei Bank will remain free of charge even after July 1, 2008, regardless of customers' account balance.

Shinsei Bank will continue to tailor its services to reflect the broad range of its customers' needs. This change has been made on the basis of a comprehensive assessment of customers' usage of Shinsei Bank's services.

1. Fees will be charged at the time of transfer and reimbursed (up to the applicable quota). 300 yen (tax included) will be charged per transfer once the free-of-charge quota has been used for the applicable month.
2. Please refer to the Shinsei Bank website for further details of "Shinsei Platinum" service conditions and the Bank-designated financial products and account balance levels that qualify for additional free-of-charge funds transfers .

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Regarding foreign currency deposits

- Foreign currency deposits are affected by exchange rate movements, which can generate foreign exchange losses that cause the amount of the deposit to fall below the original principal amount. In addition, Shinsei Bank's designated exchange rate, which includes a foreign exchange commission, will be applied to deposits and withdrawals made in yen. This can result in the final amount falling below the original principal amount, even if the exchange rate is unchanged.
- Shinsei Bank's designated TTS rate (the market conversion rate for converting yen to a foreign currency) and TTB rate (the market conversion rate for converting foreign currency to yen), both of which include a foreign exchange commission, will be applied when converting to/from foreign currencies in foreign currency deposits. When converting between yen and a foreign currency, in principle, the foreign currency commission per unit of foreign currency will be ¥2 per side for one pound sterling (a TTS-TTB spread of ¥4), ¥0.5 per side for one Hong Kong dollar (a TTS-TTB spread of ¥1), and ¥1 per side for other currencies (a TTS-TTB spread of ¥2). When converting between two foreign (non-yen) currencies, in principle, the commission will be 0.01 or 0.02 multiplied by one of the currencies (as of March 31, 2008).
- Foreign currency deposits are not covered by deposit insurance.
- In principle, foreign currency deposits cannot be redeemed prior to maturity.
- Shinsei Bank does not handle foreign currency cash.
- Separate commissions apply to foreign currency-denominated fund transfers.
- Please confirm the details of your foreign currency deposit with the explanatory materials (documents exchanged prior to the conclusion of a contract) available at Shinsei Bank branches.

Regarding structured deposits

- Structured deposits include forward foreign exchange transactions, and financial and other derivative transactions. Structured deposits contain risks including fluctuations in the principal and interest amounts, and in the fact that they cannot in principle be redeemed prior to maturity.
- When a customer requests an early redemption and Shinsei Bank deems the reason to be unavoidable, the early redemption will be allowed, but the amount paid to the customer will have an early redemption penalty subtracted from the principal. This penalty will be calculated using Shinsei Bank's designated calculation method, and will correspond to the amount required to restructure the deposit from the early redemption date to the original maturity date, and other associated costs. As a result, the amount paid upon redemption may be less than the original principal amount, and depending on market conditions, may be significantly less than the original principal.
- For structured deposits with special provisions to extend the term of the deposit, Shinsei Bank will determine whether to extend the maturity date. If the reference market interest rate has risen as of the date on which the term extension is determined, there is a high likelihood that Shinsei Bank will extend the term of the deposit. In these instances, the customer will lose the opportunity to invest at a higher market interest rate. If the reference market interest rate has fallen as of the date on whic the term extension is determined, there is a low likelihood that Shinsei Bank will extend the term o the deposit. In these instances, the customer will not be able to invest at the interest rate that woul have applied had the term been extended.
- For dual-currency time deposits made in yen (structured deposits) and yen time deposits with a dua currency-type currency option, when the actual market rate two business days prior to maturit represents a stronger yen than in the special provision trigger rate, the funds to be paid at maturit will be converted to the "foreign currency" at the special provision trigger rate determined in advanc and deposited to an ordinary foreign currency deposit (i.e. will not be converted at the market rate) In these instances, the conversion will be made with less favorable conditions than if the conversio to "foreign currency" had been made at the prevailing market rate. In addition, if the funds paid a maturity are paid in the "foreign currency" and subsequently converted to yen, exchange rat movements may result in the yen amount received being less than the original yen principal amount. Furthermore, even if the exchange rate is unchanged, the TTB rate (the market rate for convertin foreign currency to yen), which includes a foreign currency commission (in principle, ¥1 per unit o foreign currency), will be applied, and as a result the yen amount received from the conversion o "foreign currency" may be less than the original yen principal amount. Deposit insurance ceases t apply when foreign currency is received upon maturity. The same risks apply to dual-currency tim deposits made in a foreign currency (structured deposits).
- When purchasing these products, please confirm the details with the explanatory materials at a branch (documents exchanged prior to the conclusion of a contract) and a Shinsei Bank employee. The customer bears full responsibility for understanding the content and making the decision t purchase these products.

Regarding Investment trusts

- An investment trust is not a bank deposit, and is therefore not covered by deposit insurance. Furthermore, an investment trust purchased at a bank is not covered by the Investor Protection Fund.
- When redeeming an investment trust, the receipt of the redemption payment may require a considerable amount of time because some investment trusts have a closed period for redemption.
- At Shinsei Bank, the only accepted redemption method for investment trusts domiciled in Japan is a "redemption request" (*kaiyaku-seikyu*). Therefore, a "repurchase request" (*kaitori-seikyu*) will not be accepted.
- When applying to purchase an investment trust, please make your own judgment by reviewing the prospectus (including supplementary documents) in advance or at the time of purchase and confirming its details. The prospectus (including supplementary documents) is available at Shinsei Bank branches or via the Internet (Shinsei *PowerDirect*). We will also send it to you by mail on request The prospectus (including supplementary documents) for investment trusts offered exclusively via the

Internet can only be obtained via Shinsei *PowerDirect*.


INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Ichiro Scores with Japanese Consumers in Need of Financial Advice

Baseball star Ichiro Suzuki chosen as the financial advisor of choice by majority of respondents in Shinsei Bank "Survey on Financial Advice"

Former PM Koizumi ranked highest among politicians

Tokyo (Friday, May 2, 2008) – With global capital and currency markets reeling from the subprime crisis, Japanese consumers say they would look to figures such as baseball star Ichiro Suzuki or former prime minister Jun'ichiro Koizumi to guide them through the maelstrom, according to a survey commissioned by Shinsei Bank, Limited. The need for prudent advice is clear; despite the uncertain environment, foreign currency deposit accounts, stock trading and investment trusts ranked among the most popular asset management options that respondents would consider using in the future. When asked to define their "ideal bank," "a customer-oriented approach to products and services" topped the wish list with almost a third (31.8%) of the votes.

The survey of 600 men and women in the Tokyo metropolitan area asked respondents about their views on banks and asset management. It was commissioned as part of on-going consumer research by Shinsei Bank.

Shinsei provides a wide array of innovative financial products for customers including foreign currency deposit accounts, investment trusts and stock trading services. While Ichiro or former Prime Minister Koizumi may not be on staff, Shinsei also offers comprehensive consultation services at its financial centers as well as via an extensive internet banking website.

Which celebrity would you trust with your money? – Ichiro ranked No. 1 amongst athletes, former PM Koizumi weighs in as No. 1 politician

Consumers favored Ichiro Suzuki of the Seattle Mariners, along with politicians Jun'ichiro Koizumi (former prime minister of Japan) and Hideo Higashikokubaru (governor of Miyazaki Prefecture) as the celebrities they would most like to ask for financial advice.

"Ideal Investment Advisor" Celebrity Rankings

	Professional Athletes		Politicians		Cultural Figures and Newscasters		Entertainers
1	Ichiro Suzuki	1	Jun'ichiro Koizumi	1	Tetsuya Chikushi	1	Shinsuke Shimada
2	Atsuya Furuta	2	Hideo Higashi Kokubaru	2	Yuko Ando	2	"Beat" Takeshi Kitano
3	Hideki Matsui	3	Yasuo Fukuda	3	Shintaro Toshigoe	3	Tamori

Foreign currency deposits, stocks, FX and investment trusts attract most interest as futur investment options

80% of survey respondents use yen savings accounts. Foreign currency deposits (28%), stock (25.2%), FX (margin foreign exchange trading) (21.0%) and investment trusts (20.8%) all emerged a popular asset management products that respondents do not currently use but would like to try in th future.

"Information on the Internet" is the most popular asset management service

36.5% of respondents say "information available via the Internet" is an asset management service the would like to use in the future. The proportion rises to 44.2% among respondents in their twenties.

"Comprehensive internet and mobile banking services" are the most important consideratio when opening a bank account

"Comprehensive internet and mobile banking services" (53.7%) and "No charges for ATM withdrawals internet transfers and other services" (52.8%) overshadowed "many branches in convenient locations (47.7%) amongst the points respondents prioritize when opening a bank account.

Detailed results of the survey are attached to the Japanese release and can be accessed at:
http://www.shinseibank.com/investors/common/news/pdf/pdf2008/080502survey_j.pdf

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and service to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basi (as of December 2007) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities t earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth an increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

[Attachment]

Overview of the "Survey on Financial Advice"

Period: April 4-6 (Friday-Monday), 2008

Method: Internet survey

Subjects: Men and women aged 20 or older living in the Tokyo metropolitan region (Tokyo, and Chiba, Saitama and Kanagawa prefectures)

* Random sampling of males and female individuals who hold at least one bank account
* Equalized sex and age distribution

Valid responses: 600

No. of responses		Household income distribution: Less than ¥3,000,000	¥3,000,000 to ¥4,999,999	¥5,000,000 to ¥6,999,999	¥7,000,000 to ¥9,999,999	¥10,000,000 and higher
Total	600	64	125	106	173	132
	(100%)	(10.7%)	(20.8%)	(17.7%)	(28.8%)	(22.0%)
Male	300	39	61	43	88	69
	(100%)	(13.0%)	(20.3%)	(14.3%)	(29.3%)	(23.0%)
Female	300	25	64	63	85	63
	(100%)	(8.3)	(21.3%)	(21.0%)	(28.3%)	(21.0%)

Survey contents:

Functions and services considered important when opening a bank account
Bank image considered important when opening a bank account
Image of ideal bank
Current main bank / Investment perceptions
Current investment experience
Interest in various types of investments
Awareness of investment consultation services
Image of investment consultants, etc.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank to Revise Earnings and Dividend Forecasts for FY2007

Tokyo (Thursday, May 8, 2008) – Shinsei Bank, Limited, ("Shinsei Bank"), a leading diversified Japanese financial institution, announced today that it has revised its consolidated and non-consolidated forecasts and its dividend forecast as shown below.

Shinsei Bank revised its forecast for net income on a consolidated basis from 65.0 billion yen to 60.1 billion yen for the fiscal year ended March 31, 2008. The main reason for this revision relates mainly to additional reserves that were recorded associated with a small number of business loans in Japan and in Europe.

Shinsei Bank revised its forecast for net income on a non-consolidated basis from 50.0 billion yen to 53.2 billion yen for the fiscal year ended March 31, 2008. The major reason for this revision relates to dividends received from a subsidiary.

Shinsei Bank also revised its dividend forecast to 2.94 yen per common share based upon the revision to its forecast for non-consolidated net income from 50.0 billion yen to 53.2 billion yen for the fiscal year ended March 31, 2008.

Shinsei Bank is scheduled to announce its results for the fiscal year ended March 31, 2008 on May 14, 2008 after the market closes.

Revision of forecast for the fiscal year ended March 31, 2008

(Billions of yen)

(Consolidated)	Net income
Previous forecast as of March 13, 2008 (A)	65.0
Revised forecast (B)	60.1
Difference (B-A)	-4.9
Difference	-7.5%
(Reference) Results for the fiscal year ended March 31, 2007	-60.9

(Billions of yen)

(Non-Consolidated)	OBP(*)	Net income
Previous forecast as of March 13, 2008 (A)	51.0	50.0
Revised forecast (B)	67.2	53.2
Difference (B-A)	16.2	3.2
Difference	31.8%	6.4%
(Reference) Results for the fiscal year ended March 31, 2007	54.9	-41.9

(*) Ordinary business profit on a revitalization plan basis

Revision of dividend forecast for the fiscal year ended March 31, 2008

	Dividend Per Common Share (Yen)		
Record date	Interim	Year-end	Total
Previous forecast (as of November 14, 2007)		TBD	TBD
Revised forecast		2.94	2.94
(Reference) Dividend paid for the interim period ended Sep 30, 2007	0.00		
(Reference) Dividend paid for the fiscal year ended March 31, 2007	1.66	1.00	2.66

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Launch Nursing Care Annuity Product, Shinsei Power Kaigo Nenkin

Shinsei enters nursing care annuity insurance business following bancassurance deregulation

Tokyo (Monday, May 12, 2008) – Shinsei Bank, Limited ("Shinsei"), today announced that it will begin sales of "Shinsei Power Kaigo Nenkin", an investment-based nursing care annuity insurance product (underwriting insurance company: Manulife Life Insurance Company), from May 12, 2008. Shinsei will sell the product through its head office and branches (excluding Shinsei *BankSpots*).

Shinsei Power Kaigo Nenkin combines the asset-formation capacity of traditional investment-based annuity insurance with a nursing care benefit available when the policyholder requires nursing care. The result is a comprehensive financial planning solution to the growing demand for nursing care coverage. The product has been designed with customer convenience as a key priority; the enrollment process only requires customers to disclose their occupation, and benefit payment criteria are clearly defined and based on the public nursing care insurance system.

Premiums paid into Shinsei Power Kaigo Nenkin will be invested in a special account with an internationally diversified portfolio of equities, bonds and other assets (50% of the underlying funds will be allocated to equities), offering the possibility of higher nursing care benefits through investment gains.

Nursing benefits are paid from the time the insured person is initially designated for Level 1 or higher nursing care under the public nursing care insurance system. In addition, if the insured person dies during the investment term of the special account, a death benefit may also be paid.*1 The minimum amount of both the nursing care annuity and death benefit are guaranteed. The basic benefit is 100% guaranteed regardless of investment performance.*2 Furthermore, once every policy year after the first anniversary, policyholders may withdraw a portion of any accumulated funds that exceed the basic benefit, without reducing the original basic benefit itself (special treatment for partial surrender).

Shinsei Bank's Retail Banking Group aims to enrich and "color" the lives of our customers by providing them with high value-added products and services.

*1 Either the nursing care benefit or the death benefit will be paid.

*2 Partial surrender will reduce the basic benefit (except for special treatment for partial surrender).

※Please refer to the attachment for further details.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

【Attachment】

Shinsei Power Kaigo Nenkin

(New Variable Individual Annuity Insurance Type III, Special Provision for Whole Life Guarantee (Type C for Variable Individual Annuity Insurance), Special Provision for Nursing Care (for Variable Individual Annuity Insurance))

Underwriting insurance company:	Manulife Life Insurance Company
Launch date:	Monday, May 12, 2008
Sales channels:	Shinsei Bank branches (excluding Shinsei *BankSpots*)

Overview of "Shinsei Power Kaigo Nenkin"

Enrollment conditions	Insurance term	Whole life
	Method of premium payment	One-time payment
	Insurance premium range	¥2 million to ¥100 million (units of ¥1) * The total premium for one insured person for Manulife Life Insurance Company's variable individual annuity insurance with nursing care provisions may not exceed ¥100 million. In addition, the total premium for one insured person for Manulife Life Insurance Company's variable individual annuity insurance may not exceed ¥500 million.
	Risk selection	Self-disclosure (disclosure of occupation only)
	Age requirements	From age 40 to age 75 for the insured.
	Cooling-off period	Applicable * Applications may be withdrawn via written request within seven days following the application date.

Nursing care benefit / Nursing care annuity	Basis for payment of nursing care benefit	From the time the insured is initially designated eligible for Level 1 or high nursing care under the public nursing care insurance system
	Amount of nursing care benefit	The larger of the following: (1) The amount accumulated up to t date of certification of nursing ca need (2) The basic benefit as of the date certification of nursing care need
	Nursing care annuity amount (annual)	From ¥200,000 to ¥30,000,000. * A nursing care annuity cannot be p if the amount is less than ¥200,000
	Nursing care annuity types	• Fixed nursing care annuity (5, 1 15 or 20 years) • Guaranteed whole life nursing c annuity
Investment	Investment term	Whole life (or until the date of certification of nursing care need wh nursing care benefit payments are triggered)
	Special account	Balanced-type "World Balance 50" • Japanese equities – 10% • Foreign equities (w/ FX hedge) 40% • Japanese bonds – 10% • Foreign bonds (w/ FX hedge) – 20% • Foreign bonds (w/out FX hedge 20%
Surrender / Redemption	Payment upon cancellation	A redemption will be paid upon surrender or partial surrender. However, redemption amounts are r guaranteed and may be lower than t one-time premium payment. * Partial surrender cannot be accept

		if the resulting basic benefit is less than ¥500,000.
	Deduction at surrender	None

⟨Main risks⟩

The assets in Shinsei Power Kaigo Nenkin are managed in a special account, which invests in domestic and foreign equities, bonds and other assets for a set term, primarily through investment trusts. The accumulated amount and the amount of future nursing care benefits will rise or fall based on the investment performance.

There is thus a possibility of a loss resulting from drops in equity or bond prices, or foreign exchange rate movements that cause the accumulated amount and redemption amount upon surrender to fall below the amount of the one-time premium payment.

The risks associated with such movements in securities prices and foreign exchange rates are those of the policyholder.

* The special account is an account for the management and investment of assets related to variable individual annuity insurance. These assets are segregated, and managed and invested independently from assets related to other types of insurance.

⟨Expenses to be borne by the customer⟩

The total expenses related to Shinsei Power Kaigo Nenkin are the sum of the initial contract fee, insurance-related fee and investment-related fee shown below (for certain customers, however, an additional nursing care annuity management fee or annuity management fee may apply).

Upon enrollment:	
Initial contract fee	5% of the one-time premium payment will be deducted and paid as an initial contract fee. The remainder of the one-time premium payment will be deposited in the special account within seven days following the contract date.
During the special account investment term: *** During the investment term, the following fees (calculated as 1/365 of the annual rate) will be deducted daily from the accumulated amount.**	
Insurance-related fee	2.2% p.a. on the total assets in the special account
Investment-related fee	0.294% p.a. (0.28% plus tax) on the assets of the investment trusts to which the special account is exposed (investment trust management fee) * The exact amount and proportion of investment-related fees other than the investment trust management fee (investment trust operational processing fees, interest on advances, fees required for the auditing of the financial statements for investment trust assets, etc.) are difficu determine prior to their occurrence, and therefore cannot be show these amounts and expenses. These expenses are paid by the spe account from the assets held by the account, and are therefore refle in the unit price. Accordingly, the customer is indirectly responsible these expenses. * "Investment-related fees" are subject to change depending on fu changes in investment methods, changes in the amount of inve assets, etc.
While receiving nursing care annuity:	
Nursing care annuity management fee	On the annual nursing care annuity payment date, 0.4% of the policy res as of that date will be deducted from the policy reserve.
While receiving survivor's annuity:	
Annuity management fee	On the annual survivor's annuity payment date, 1% of the annual surviv annuity amount will be deducted from the policy reserve.
Upon surrender / redemption:	
Surrender / Redemption fee	None

Insurance products

- Please refer to the "product brochure," "documents exchanged prior to concluding a contract (contract overview / cautionary notes)," and "contract guide and stipulations when considering an insurance product.
- The decision on whether or not to conclude a contract for an insurance product wi have absolutely no effect on a customer's other transactions with Shinsei Bank.
- Please contact the underwriting insurance company or Shinsei Bank immediately whe an event occurs that is eligible for an insurance payment or benefit under the terms o the contract. Please refer to the "product brochure," "documents exchanged prior t concluding a contract (contract overview / cautionary notes)," and "contract guide an stipulations" for the respective product to determine whether an insurance payment benefit, etc. may or may not be paid.
- Insurance products are underwritten by an underwriting insurance company. They ar not a bank deposit, and are therefore not covered by deposit insurance or the Investo Protection Fund. Neither the principal nor interest is guaranteed by Shinsei Bank.
- In the case of bankruptcy of the underwriting insurance company, protective measure will be taken by the Life Insurance Policyholders Protection Corporation of Japan, bu the full amount of the contracted annuity, insurance payment or benefit may not b

paid.

- There may be cases in which Shinsei Bank is prohibited under the Insurance Business Law from accepting an application for an insurance product because of the customer's place of employment or status of loan applications to Shinsei Bank.
- The representative of Shinsei Bank (the life insurance salesperson) is an intermediary for the conclusion of an insurance contract between the customer and the underwriting insurance company, and does not have authority as an agent to conclude insurance contracts. Accordingly, insurance policies become effective when the underwriting insurance company has approved the contract application made by the customer. Shinsei Bank does not guarantee the ability of the underwriting insurance company to make payments under the contracted product.
- Please consult with a life insurance salesperson accredited by the respective life insurance company for further details.

Shinsei Bank Ltd. / No. 10 Registered financial institution of Kanto Local Finance Bureau
Member of Japan Securities Dealers Association / The Financial Futures Association of Japan



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Changes

Tokyo (Monday, May 12, 2008) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective May 12, 2008.

	New Position	Former Position
Michiyuki Okano	Statutory Executive Officer, Head of Operations Sub-Group, Head of Retail Services Sub-Group, GM of Retail Services Division, GM of Process Control Division, GM of Operations Services Division, GM of Grand Cayman Branch, GM of Retail Technology Division, GM of Operation Support Division, and GM of Channel Management Division	Statutory Executive Officer, Head of Operations Sub-Group, Head of Retail Services Sub-Group, GM of Retail Services Division, GM of Process Control Division, GM of Operations Services Division, GM of Grand Cayman Branch, GM of Retail Technology Division, and GM of Operation Support Division

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Subsidiary to Sell Property

Tokyo (Wednesday, May 14, 2008) – Shinsei Bank, Limited, today announced that a wholly owned subsidiary will sell a property in Meguro that currently houses the Bank's Meguro Financial Center and a number of IT and operations functions.

Due to business expansion in recent years, the Bank's IT center in particular has outgrown the 30-year-old Meguro building. A central Tokyo location for these operations is no longer necessary, given advances in technology, and repositioning them is more prudent from the point of view of continuity-of-business planning. Shinsei's agreement to the sale is part of an ongoing effort to realign operations to improve efficiency and maximize shareholder value.

Chowa Tatemono, a consolidated subsidiary within the Shinsei Group, currently owns the Meguro property. As a result of this transaction, Chowa Tatemono expects to record a gross gain of 10.0 billion yen while Shinsei Bank expects to record a net gain of approximately 5.0 billion yen on both its consolidated and non-consolidated net income. These profits have already been accounted for in the fiscal 2008 financial forecasts announced separately today.

Reference:

1. Summary of the building (asset in trust) to be sold

Address	2-546-1 Kamioosaki, Shinagawa-ku, Tokyo
Land area	3,833.4 ㎡
Floor area	20,322.39 ㎡
Sales value	19.2 billion yen
Book value	9.2 billion yen

2. Overview of the Purchaser

Name	Kamioosaki 2 Chome Capital TMK (An affiliate of the Lone Star Real Estate Fund)
Head office	3-8-21 Toranomon, Minato-ku, Tokyo
Director	Kazuhiro Matsuzawa
Capital	10.0 million yen
Relationship with the Bank	None

3. Timeline of the transaction

May 14, 2008 Signing of the contract
May 30, 2008 Expected transfer of the benefit

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Issues Stock Options, Seeks Approval for Future Issues

Tokyo (Wednesday, May 14, 2008) — At a meeting of its Board of Directors held today, Shinsei Bank, Limited, approved the 20th and 21st issuance of stock options, following a resolution adopted at the 7th annual general meeting of shareholders in June last year. The Board also resolved to submit a proposal to the 8th annual general meeting of shareholders, scheduled for June 25, 2008, to authorize the Board to issue new stock options to its employees and subsidiaries. Both resolutions are pursuant to Articles 238 and 239 of the Corporation Act.

I. Outline of the 20th and 21st issuance of stock options

		20th	21st
1	Issue date of stock acquisition rights :	May 30, 2008	
2	Total number of stock acquisition rights to be issued (Number of shares that can be purchased through the exercise of 1 stock acquisition right:1,000) :	7,000 stock acquisition rights (Maximum)	7,000 stock acquisition rights (Maximum)
		(Maximum total of 7,000 stock acquisition rights)	
3	Class and number of shares that can be purchased through the exercise of stock acquisition rights :	7,000,0000 common shares of the Bank (Maximum)	7,000,0000 common shares of the Bank (Maximum)
		Maximum combined total of 20th and 21st stock acquisition rights is 7,000,000 common shares of the Bank. The exact number will be determined on May 30, 2008	
4	Amount paid for stock acquisition rights :	Free of charge. Payment is not required.	
5	Value of assets paid upon the exercise of stock acquisition rights (the "Exercise Price") :	To be determined on May 30, 2008	
6	The increase of capital and capital reserve in case of the issuance of shares for the exercise of stock acquisition rights :	(1) The amount to be added to capital when shares are issued for the exercise of stock options shall be one-half (1/2) of the maximum amount of capital increase calculated as per Article 40, Paragraph 1 of the Corporate Accounting Regulations, with amounts of less than one yen resulting from the calculation rounded up to the nearest yen. (2) The increase of the capital reserve as a result of issuance of shares upon exercise of stock options shall be calculated by deducting the increase in capital described in (1) above from the maximum amount of common capital increase also set out in (1) above.	
7	Number of people to whom stock acquisition rights are offered and their details :	Directors, statutory executive officers and employees of the Bank	Statutory executive officers and employees of the Bank
		(The exact number of people will be determined on May 30, 2008.)	
8	Exercise Period of stock acquisition rights	From June 1, 2010 to May 13, 2018	From June 1, 2008 to May 13, 2018
9	Conditions for Exercising stock acquisition rights :	In principle, holders may exercise up to half of their stock acquisition rights between June 1, 2010 and May 31, 2012. However, in certain cases as stipulated in the "Agreement on the granting of stock acquisition rights", all stock acquisition rights may be exercised from the first day of the exercise period.	In principle, holders may exercise their stock acquisition rights after June 1, 2010 and may exercise up to half of these rights between June 1, 2010 and May 31, 2012. However, in certain cases as stipulated in the "Agreement on the granting of stock acquisition rights", all stock acquisition rights may be exercised from the first day of the exercise period.

[Reference]

(1) Date of Board of Directors meeting where resolution was made for proposal to the annual general meeting of shareholders: May 9, 2007
(2) Date of resolution at annual general meeting of shareholders: June 20, 2007

II. Proposal to authorize the Board to issue new stock options for approval at the 8th annual general meeting of shareholders

1. Reasons for issuing stock acquisition rights on preferential terms and conditions
The stock acquisition rights shall be granted to directors, statutory executive officers, employees and subsidiaries of the Company to raise staff morale, contributing to the enhancement of Group value.
The Board of Directors may issue stock acquisition rights with different exercise periods and exercise conditions within the scope approved in "3. Terms for the issuance of stock acquisition rights" below.

2. Persons eligible to receive stock acquisition rights
Up to 12,000 stock acquisition rights shall be allocated to directors, statutory executive officers, employees and subsidiaries of Shinsei Bank.

3. Terms for the issuance of stock acquisition rights

(1) Maximum number of stock acquisition rights to be issued: 12,000

(2) Details of stock acquisition rights to be issued

I. Type and number of shares to be issued upon the exercise of stock acquisition rights
One thousand (1,000) common shares of Shinsei Bank shares per stock acquisition right
If the Bank carries out a stock split, stock consolidation or stock allocation, then the number of shares to be issued by the exercise of stock acquisition rights shall be adjusted in accordance with the formula outlined below. This is provided that these adjustments shall be made only to the number of shares pertaining to stock acquisition rights that have not yet been exercised at such a time. If the adjustment results in fractions of shares, the number shall be rounded down.
Number of shares after adjustment = number of shares before adjustment x ratio of split, stock consolidation or allocation

Furthermore, if
(a) the Bank merges with another company and is the surviving company
(b) the Bank acquires all of the issued shares of another company through a stock swap and the acquired company becomes a wholly owned subsidiary
(c) the Bank spins off its business to establish a new company (*shinsetsu bunkatsu*) or
(d) the Bank spins off its business to an existing company (*kyuushuu bunkatsu*) or acquires all or part of the rights and obligations of another company concerning its business through *kyuusyuu bunkatsu*
the Bank may adjust the number of shares that can be acquired through the exercise of stock acquisition rights as it deems necessary.

II. Value of assets paid upon the exercise of stock acquisition rights
The amount of assets (limited to money) paid out upon the exercise of one stock acquisition right shall be calculated by multiplying the "Exercise Price" described below and the number of common shares that can be purchased through the exercise of one Stock Acquisition Right as set out in I. above.
The Exercise Price shall be the average value of the closing price of Shinsei Bank's common shares on the Tokyo Stock Exchange over a period of 30 trading days beginning 45 trading days prior to the day after the allocation date (excluding days on which no transactions are concluded). This figure will be rounded up to the nearest yen. However, if this value is lower than the closing price on the allocation date itself, the Exercise Price shall be the actual closing price on the allocation date.
If the Bank issues shares at a price lower than the market value in a stock split, stock consolidation or stock allotment to shareholders after the date of issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula, and any amount less than 1 yen that arises as a result of such adjustments shall be rounded up.

$$\text{The Exercise Price after adjustment} = \text{The Exercise Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of new shares to be issued} \times \text{Payment amount per share}}{\text{Share price before split, stock consolidation, new issuance}}}{\text{Number of outstanding shares} + \text{number of increase in shares as a result of split / new issuance}}$$

(In the case of stock consolidation, the number of outstanding shares minus the number of shares merged)

Furthermore, if
(a) the Bank merges with another company and is the surviving company
(b) the Bank acquires all of the issued shares of another company through a stock swap and the acquired company becomes a wholly-owned subsidiary
(c) the Bank spins off its business to establish a new company (*shinsetsu bunkatsu*) or
(d) the Bank spins off its business to an existing company (*kyuushuu bunkatsu*) or acquires all or part of the rights and obligations of another company concerning its business through *kyuusyuu bunkatsu*
the Bank may adjust the Exercise Price as it deems necessary.

III. Exercise period of stock acquisition rights
The Board of Directors shall set an exercise period for stock acquisition rights within the period from the day after the second anniversary of the date of the Board's resolution on allocation of stock acquisition rights (the "Date of Board Resolution") to the tenth anniversary of the Date of Board Resolution.

IV. Conditions for exercising stock acquisition rights
(i) If the holder of stock acquisition rights dies, their legal heir may inherit the stock acquisition rights subject to completion of the succession procedures within the period stipulated by Shinsei Bank.
(ii) Stock acquisition rights may not be used as collateral or disposed of in any other way.
(iii) Other conditions shall be stipulated in the "Agreement on the granting of stock acquisition rights" to be entered into between the Bank and individuals who are entitled to stock acquisition rights, based on the resolution of the 8th annual general meeting of shareholders and the Board of Directors meeting to be held subsequently.

V. Matters related to the increase of capital and capital reserve when shares are issued for the exercise of stock acquisition rights
(i) The amount to be added to capital when shares are issued for the exercise of stock options shall be one-half (1/2) of the maximum amount of capital increase calculated as per Article 40, Paragraph 1 of the Corporate Accounting Regulations, with amounts of less than one yen resulting from the calculation rounded up to the nearest yen.
(ii) The increase of the capital reserve as a result of the issuance of shares upon exercise of stock options shall be calculated by deducting the increase in capital described in (i) above from the maximum amount of common capital increase also set out in (i) above.

VI. Restrictions on the assignment of stock acquisition rights
Any assignment of stock acquisition rights shall be subject to the approval of the Board of Directors of Shinsei Bank.

VII. Acquisition of stock acquisition rights
(i) In the event that the annual general meeting of shareholders
(a) approves a merger agreement in which Shinsei Bank is dissolved
(b) approves a proposal to authorize a stock swap agreement or stock transfer plan,
the Bank may acquire the issued stock acquisition rights without paying any compensation on a date designated by the Board
(ii) In the event a person receiving stock options ceases to meet the conditions for exercising stock options as stipulated in IV (iii) "Agreement on granting of stock acquisition rights," the Bank may acquire the rights allocated to that person without paying compensation at a date designated by the Board.

VIII. Stock acquisition rights granted due to reorganization
If Shinsei Bank
(a) is dissolved due to a merger
(b) spins off its business to an existing company (*kyuushuu bunkatsu*)
(c) spins off its business to establish a new company (*shinsetsu bunkatsu*) or
(d) executes a stock swap or a share transfer
then stock acquisition rights of
(a) the surviving company after such a merger
(b) the company newly established by such a merger
(c) the company which succeeds the rights and duties of the business through *kyuushuu bunkastu*
(d) the company newly established by *shinsetsu bunkatsu*
(e) the company which becomes its parent company through a stock swap or
(f) the company newly established by a share transfer
may be granted in place of original stock acquisition rights, based on the relevant contract or agreement
In this case, the conditions of stock acquisition rights to be granted shall be determined as follows:
(i) Shares that can be purchased through the exercise of stock acquisition rights
The same class of shares of the applicable entity listed in (a) – (f) above.
(ii) Number of shares that can be purchased through the exercise of stock acquisition rights
To be adjusted in accordance with the ratio of the merger, company split, stock swap or share transfer. I this adjustment results in allotments of fractions of shares to individuals who exercise stock acquisitio rights, then the number of shares allotted shall be rounded down to the nearest whole digit.
(iii) Value of assets paid upon the exercise of stock acquisition rights (Exercise Price)
To be adjusted in accordance with the ratio of the merger, company split, stock swap or share transfer. An amount less than 1 yen that arises as a result of such adjustments shall be rounded up.

(iv) Exercise period of stock acquisition rights, exercise conditions of stock acquisition rights, reasons for th company to acquire stock acquisition rights
To be determined in the merger agreement, agreement on *kyuushuu bunkatsu*, plan for *shinsetsu bunkatsu* agreement on stock swap or plan for share transfer.

(v) Restrictions on the assignment of stock acquisition rights
Any assignment of stock acquisition rights shall be subject to approval by the Board of Directors of the grantin company.

(3) <u>Cost of stock acquisition rights</u>
No charge

Disclaimer:
This news release is an English-language translation of the original Japanese-language version.
In the case of discrepancies between this translation and the original version, the original version shall be considered definitive.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and service to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking consumer and commercial finance and retail banking. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinun Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all it activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profi growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank to Amend Articles of Incorporation

Tokyo (Wednesday, May 14, 2008) --- At a meeting of the Board of Directors held today, Shinsei Bank, Limited, resolved to propose an amendment to its articles of incorporation at the 8th annual general meeting of shareholders scheduled for June 25, 2008.

1. Reasons for the Proposed Amendments to the Articles of Incorporation

(1) Deletion of the provisions relating to Class-A and Class-B preferred shares in CHAPTER II-2 and other related articles as these shares have been converted into common shares.

(2) An amendment to Article 6 in order to increase the aggregate number of shares authorized to be issued to a level that enables effective management of its capital strategy and a stronger financial base. The increase of current issued and outstanding shares to approximately 2,060,346,000 at the end of March 2008 diminished the Bank's ability to raise new funds through the issuance of new shares.

2. Details of the Proposed Amendments

Please refer to the appendix for further details of the proposed amendments.

3. Scheduled Effective Date of Amendment

June 25, 2008

Disclaimer:
This news release is an English-language translation of the original Japanese-language version.
In the case of discrepancies between this translation and the original version, the original version shall be considered definitive.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html

Appendix

Proposed Amendments to Articles of Incorporation

Amended parts are underlined.

Current Articles of Incorporation	Proposed Amendments
CHAPTER II SHARES	CHAPTER II SHARES
Article 6. (Aggregate Number of Shares Authorized to Be Issued) The aggregate number of shares which the Bank shall have the authority to issue shall be three billion one hundred seventy four million five hundred twenty eight thousand (3,174,528,000) shares, out of which two billion five hundred million (2,500,000,000) shares shall be common shares, seventy four million five hundred twenty eight thousand (74,528,000) shares shall be Class-A preferred shares and six hundred million (600,000,000) shares shall be Class-B preferred shares (Class-A preferred shares and Class-B preferred shares being hereinafter collectively referred to as the "Preferred Shares").	**Article 6. (Aggregate Number of Shares Authorized to Be Issued)** The aggregate number of shares which the Bank shall have the authority to issue shall be four billion (4,000,000,000) shares.
Article 8. (Number of Shares Constituting One Predetermined Minimum Unit of Shares (tan-gen kabu)) 1. One predetermined minimum unit of shares (tan-gen kabu) for all the classes of the Bank shall be one thousand (1,000) shares. 2. (Paragraph omitted) 3. (Paragraph omitted)	**Article 8. (Number of Shares Constituting One Predetermined Minimum Unit of Shares (tan-gen kabu))** 1. One predetermined minimum unit of shares (tan-gen kabu) shall be one thousand (1,000) shares. 2. (No change) 3. (No change)
CHAPTER II-2 PREFERRED SHARES	(Deleted)
Article 11-2. (Preferred Dividends) 1. In the event that year-end dividends are to be paid by the Bank as provided for in Article 36 Paragraph 1, the Bank shall pay the year-end dividend in respect of a Preferred Share (hereinafter referred to as the "Preferred Dividend") in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of such Preferred Shares which shall not exceed one hundred (100) yen in respect of one Class-A preferred share or ten (10) yen in respect	(Deleted)

Current Articles of Incorporation	Proposed Amendments
of one Class-B preferred share, as the case may be, to each of the shareholders who hold the Preferred Shares (hereinafter referred to as the "Preferred Shareholders") or each of the registered share pledgees in respect of the Preferred Shares (hereinafter referred to as the "Registered Preferred Share Pledgees") in priority to the shareholders who hold the common shares (hereinafter referred to as the "Common Shareholders") or registered share pledgees in respect of the common shares (hereinafter referred to as the "Registered Common Share Pledgees"); provided, however, that, if the Preferred Interim Dividends as provided for in the following article were paid during the relevant fiscal year, such Preferred Interim Dividends shall be subtracted therefrom. As far as payment of the Preferred Dividends is concerned, Class-A preferred shares and Class-B preferred shares shall rank pari passu. 2. If the amount of year-end dividend paid to a Preferred Shareholder or a Registered Preferred Share Pledgee is less than the amount of the Preferred Dividend to be paid in respect of Class-A preferred shares or Class-B preferred shares, as the case may be, in any fiscal year, the deficiency shall not accumulate to the succeeding fiscal years. 3. Any amount in excess of the Preferred Dividends in respect of Class-A preferred shares or Class-B preferred shares, as the case may be, shall not be paid to any Preferred Shareholder or Registered Preferred Share Pledgee as dividend in any fiscal year.	
Article 11-3. (Preferred Interim Dividends) In the event that the Interim Dividends are to be paid by the Bank as provided for in Article 36, Paragraph 2, the Bank shall make money distribution in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of the Preferred Shares which shall not exceed the amount equal to one half of the Preferred Dividend to be paid in respect of a Preferred Share (which is referred to as the "Preferred Interim Dividend" in these Articles of Incorporation) to each Preferred Shareholder or Registered Preferred Share Pledgee in priority to the Common Shareholders or Registered	(Deleted)

Current Articles of Incorporation	Proposed Amendments
Common Share Pledgees. As far as payment of the Interim Dividends is concerned, Class-A preferred shares and Class-B preferred shares shall rank pari passu.	
Article 11-4. (Distribution of Residual Assets) 1. In the event of distribution of residual assets of the Bank, one thousand three hundred (1,300) yen in respect of Class-A preferred shares and four hundred (400) yen in respect of Class-B preferred shares shall be payable to each Preferred Shareholder or Registered Preferred Share Pledgee in priority to the Common Shareholders or Registered Common Share Pledgees. As far as distribution of residual assets is concerned, Class-A preferred shares and Class-B preferred shares shall rank pari passu. 2. No other distribution of surplus assets shall be made to any Preferred Shareholder and Registered Preferred Share Pledgee.	(Deleted)
Article 11-5. (Cancellation of Preferred Shares) The Bank may at any time purchase Preferred Shares and cancel them at the purchase prices thereof out of surplus to the shareholders.	(Deleted)
Article 11-6. (Voting Rights) No Preferred Shareholder shall be entitled to vote at a meeting of shareholders. Provided, however, that Preferred Shareholder shall be entitled to vote from the time of an annual meeting if, by the time of dispatching a convocation notice for an annual meeting of shareholders of each fiscal year, the Board of Directors has neither	(Deleted)

Current Articles of Incorporation	Proposed Amendments
approved the agenda item to the effect that the Preferred Shareholders shall receive a preferred dividend nor resolved to submit it to that annual meeting of shareholders or from the time of the close of the annual meeting of shareholders if the agenda item has been rejected at that annual meeting of shareholders, to the time when a resolution to the effect that the Preferred Shareholder shall receive a preferred dividend has been adopted by the Board of Directors or annual meeting of shareholders.	
Article 11-7. (Consolidation or Split, Right to be Allotted Shares in Proportion to Number of Shares Held by Shareholders, Etc.) 1. No consolidation or split in respect of the Preferred Shares shall be made by the Bank unless otherwise provided for in laws or ordinances. 2. No rights to be allotted offered shares or offered share purchase rights in proportion to number of shares held by shareholders shall be granted to the Preferred Shareholders.	(Deleted)
Article 11-8. (Request for Acquisition of Preferred Shares) Any Preferred Shareholder may request the Bank to deliver common shares in compensation for acquisition of Preferred Shares by the Bank on the terms and conditions determined by the Board of Directors of the Bank at the time of issue of such Preferred Shares; such request shall be made during the specified period (hereinafter referred to as the "Acquisition Request Period") determined by the same meeting of the Board of Directors of the Bank.	(Deleted)
Article 11-9. (Mandatory Acquisition of Preferred Shares)	(Deleted)

Current Articles of Incorporation	Proposed Amendments
1. The Bank shall mandatorily acquire each Preferred Share in respect of which a request for acquisition has not been made during the Acquisition Request Period on the day (hereinafter referred to as the "Mandatory Acquisition Date") next following the expiry date of the Acquisition Request Period for Class-A preferred shares or Class-B preferred shares, as the case may be, and shall deliver such number of common shares as shall be obtained by dividing the subscription price in respect of the relevant Preferred Share by a certain amount stipulated in the following paragraph for Class-A preferred shares and Class-B preferred shares respectively. 2. A certain amount referred to in the immediately preceding paragraph means, with respect to Class-A preferred shares, the average of the daily closing prices (including closing bid or offered price if no closing price is reported) of the common shares of the Bank traded in regular way and as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding those trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and, with respect to Class-B preferred shares, if common shares of the Bank are listed on any Stock Exchange or registered on any Register Book of Securities Traded Over-the-Counter on the 45th trading day prior to the Mandatory Acquisition Date, the average of the daily closing prices (including closing bid or offered price if no closing price is reported) of the common shares of the Bank traded in regular way as reported by the Stock Exchange concerned or Over-the-Counter	

Current Articles of Incorporation	Proposed Amendments
Securities Market established by the Securities Dealers' Association holding the Register Book of Securities Traded Over-the-Counter concerned (hereinafter referred to as "Over-the-Counter Market") for the 30 consecutive trading days (excluding those trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and if common shares of the Bank are neither listed on any Stock Exchange nor registered on any Register Book of Securities Traded Over-the-Counter on the 45th trading day prior to the Mandatory Acquisition Date, the amount of net assets per share calculated pursuant to a certain formula to be separately decided by the Board of Directors based on the consolidated financial statements prepared according to the Regulation concerning the Terms, Form and Method of Preparation of Consolidated Financial Statements as of the last day of fiscal year or semi-annual fiscal year. Provided, however, that there are two (2) or more Stock Exchanges or Over-the-Counter Markets in total where common shares of the Bank are listed or traded as of the 45th trading day prior to the Mandatory Acquisition Date, the average price shall be calculated based on the daily closing prices of the common shares of the Bank traded in regular way on the Exchange or in the Over-the-Counter Market where the volume of trade was the largest during the period commencing on the 45th trading day prior to the Mandatory Acquisition Date up to the day immediately preceding the Mandatory Acquisition Date. The average price shall be calculated by rounding to the nearest first decimal with less than five-hundredth of one (0.05) yen being	

Current Articles of Incorporation	Proposed Amendments
disregarded. 3. The number of common shares to be delivered in compensation for the acquisition as provided for in the two preceding paragraphs shall not exceed two (2) common shares per Class-A preferred share, and shall not exceed two-thirds (2/3) of one common share per Class-B preferred share and shall not fall below one-half (1/2) common share per Class-B preferred share. Provided, however, that in case of consolidation or split in respect of common shares after the issue of the relevant Preferred Shares, the number of common shares so issued by the mandatory conversion shall not exceed the number obtained by multiplying two (2) shares with respect to Class-A preferred share or two-thirds (2/3) of one share with respect to Class-B preferred share by the number (or fraction) of shares assigned to an common share as a result of such consolidation or split, and shall not fall with respect to Class-B preferred share below the number obtained by multiplying one half (1/2) share by the number (or fraction) of shares assigned to an common share as a result of such consolidation or split. 4. In the calculation of the number of common shares as aforesaid in the preceding three paragraphs, any number less than one (1) share shall be dealt with in the manner applied to share consolidation as provided for in the Corporation Act, *mutatis mutandis*.	
CHAPTER III MEETINGS OF SHAREHOLDERS	**CHAPTER III MEETINGS OF SHAREHOLDERS**
Article 17-2. (Meetings of Holders of Particular Classes of Shares) The provisions of Article 12, paragraphs 3	(Deleted)

Current Articles of Incorporation	Proposed Amendments
and 4 of Articles 15 and the preceding article shall be applied, mutatis mutandis, to meetings of holders of particular classes of shares.	
CHAPTER VII ACCOUNTING	CHAPTER VII ACCOUNTING
Article 35. (Decision-Making Body concerning Dividend from the Surplus, Etc) Unless otherwise provided for by laws and regulations, the Bank shall make decisions concerning dividend from the surplus and any other matters set forth in Article 459, Paragraph 1, Item 1 (other than those matters referred to in each Item of Paragraph 1 of Section 156 of the Corporation Act with respect to preferred shares,) and Items 2 through 4 of the Corporation Act by a resolution of the Board of Directors and not by a resolution of a meeting of shareholders.	**Article 35. (Decision-Making Body concerning Dividend from the Surplus, Etc)** Unless otherwise provided for by laws and regulations, the Bank shall make decisions concerning dividend from the surplus and any other matters set forth in Article 459, Paragraph 1, Items 1 through 4 of the Corporation Act by a resolution of the Board of Directors and not by a resolution of a meeting of shareholders.



INFORMATION



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Director Candidates, Executive Personnel Changes

Tokyo (Wednesday, May 14, 2008) - Following a meeting of its Board of Directors held today, Shinsei Bank, Limited, announced director candidates to be recommended to the 8th annual general meeting of shareholders scheduled for June 25, 2008, and changes to executive personnel.

Chairman Junji Sugiyama will resign following the annual shareholders' meeting on June 25, citing personal reasons.

Masamoto Yashiro, who was Shinsei's CEO and chairman from 2000 to 2005 and remained chairman until 2006, will rejoin Shinsei's board of directors as non-executive chairman of the board. Yashiro was instrumental in Shinsei's founding and has been active as a senior advisor to Shinsei since 2006.

"*I thank Sugiyama-san for his hard work and service to Shinsei. He played an important role in the expansion of our business in Japan, particularly in the consumer banking field and our institutional business,*" said Thierry Porté, President and CEO of Shinsei Bank. "*At the same time, we are pleased to be welcoming back Yashiro-san, a visionary leader who played a key role in making Shinsei a different kind of Japanese bank. I look forward to his more active involvement in the business going forward.*"

Sugiyama, who joined the bank in June 2005 and was named chairman in June 2006, contributed greatly to the successful integration of the consumer finance company Aplus Co., Ltd., into the Shinsei Group. After stepping down, he plans to spend time mentoring young people pursuing financial careers. Sugiyama will also resign as chairman of Aplus as of June 27.

Oki Matsumoto, founder and chief executive of Monex Beans Holdings Inc., will also join the Shinsei board. A respected investment banker and entrepreneur, Matsumoto changed the game in the online brokerage business and will be a valuable addition to Shinsei's board.

Mr. Lucio Noto, a former vice chairman of Exxon Mobil Corporation, will be leaving the board. "*Noto was an active board member and I would like to thank him for his contributions,*" said CEO Porté. "*His expertise and sage advice was very much appreciated.*"

Masazumi Kato and Junzo Tomii, currently senior managing executive officers, will each be named representative statutory executive officer and executive vice president. Kato and Tomii will assist in the development of Shinsei's strategy and attend to clients and regulators at the most senior level.

Shinsei General Counsel Akira Ito will be appointed representative statutory executive officer and senior managing executive officer. He will take on new administrative responsibilities aimed at streamlining business processes in addition to his responsibilities for legal and compliance matters.

1. Candidates for Directors

(1) Candidates for Re-election

	Current or Former Title
Thierry Porté	President, CEO, Shinsei Bank, Limited
Michael J. Boskin(*)	Professor, Stanford University
Emilio Botín(*)	Chairman, Grupo Santander
J. Christopher Flowers(*)	Chairman, J. C. Flowers & Co. LLC
Yukinori Ito(*)	President and CEO, Centennial Economic Advisors (Japan), Inc. and Former Professor, Teikyo University
Shigeru Kani(*)	Former Director, Administration Department, The Bank of Japan, and Professor, Yokohama College of Commerce
Fred H. Langhammer(*)	Chairman, Global Affairs, The Estée Lauder Companies, Inc.
Minoru Makihara(*)	Senior Corporate Advisor, Mitsubishi Corporation
Yasuharu Nagashima(*)	Lawyer
Nobuaki Ogawa(*)	Lawyer
Hiroyuki Takahashi(*)	Former Director, Japan Corporate Auditors Association
John S. Wadsworth, Jr.(*)	Advisory Director, Morgan Stanley

(*) Candidates for Outside Directors

(2) New Director Candidates (See Attachment for personal history of new director candidates)

	Current or Former Title
Oki Matsumoto(*)	CEO, Monex Beans Holdings, Inc.
Masamoto Yashiro	Senior Advisor, Shinsei Bank, Limited

(*) Candidates for Outside Directors

(Note) Masamoto Yashiro will become Chairman of the Board. His new title is subject to election as a Director at the next Annual General Meeting of Shareholders and the approval of the first Board of Directors meeting.

2. Directors Scheduled to Resign:

Junji Sugiyama
Lucio A. Noto

3. Changes of Representative Statutory Executive Officers

	New Title	Current or Former Title
Masazumi Kato	Representative Statutory Executive Officer, Executive Vice President	Senior Managing Executive Officer, Group Head, Institutional Banking Group (in charge of Financial Institutions and Public Sector), Shinsei Bank, Limited
Junzo Tomii	Representative Statutory Executive Officer, Executive Vice President	Senior Managing Executive Officer, Group Head, Institutional Banking Group (in charge of corporate clients), Shinsei Bank, Limited
Akira Ito	Representative Statutory Executive Officer, Senior Managing Executive Officer, Group Head, Legal and Corporate Governance Group, and General Counsel	Group Head, Legal and Corporate Governance Group, and General Counsel, Shinsei Bank, Limited

(Note) These changes and the candidates' new titles will need to be approved at the first meeting of the Board of Directors to be held after the next Annual General Meeting of Shareholders.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

(Attachment)

Personal History of New Director Candidates

Name (Date of Birth)	Personal History		
Oki Matsumoto (December 19, 1963)	1987	4	Joined Salomon Brothers Asia Ltd.
	1990	4	Joined Goldman Sachs (Japan) Ltd.
	1994	11	Co-head of fixed income & currency business in Japan
	1994	11	General Partner, The Goldman Sachs Group, L.P.
	1999	4	CEO, Monex, Inc.
	2004	8	CEO, Monex Beans Holdings, Inc. (Current)
	2005	5	CEO, Monex Beans, Inc. (Predecessor of Monex, Inc.) (Current)
Masamoto Yashiro (February 14, 1929)	1958	6	Joined Standard-Vacuum Oil Company Japan Division (Predecessor of Exxon Mobil Private Limited)
	1974	6	President, Esso Sekiyu K.K.
	1989	11	Country Corporate Officer-Japan, Citibank, N.A.
	2000	3	Director, Chairman and CEO, Shinsei Bank, Limited
	2004	8	Member of the Council of International Advisers, China Banking Regulatory Commission (Current)
	2005	6	Chairman of the Board, Shinsei Bank, Limited
	2006	6	Senior Advisor, Shinsei Bank, Limited (Current)
	2007	6	Advisor, China Construction Bank Corporation (Current)

Personal History of New Representative Statutory Executive Officers

Name (Date of Birth)	Personal History		
Masazumi Kato (January 29, 1952)	1974 Y	4 M	Joined The Long-Term Credit Bank of Japan, Ltd. (Predecessor of Shinsei Bank, Limited)
	2000 Y	3 M	Corporate Executive Officer, Group Head, Financial Institutions Business Group, and General Manager, Financial Instiutions Division
	2000 Y	5 M	Corporate Executive Officer, Group Head, Financial Institutions Business Group, General Manager, Financial Institutions Division, and General Manager, Financial Institutions Business Division I
	2002 Y	1 M	Corporate Executive Officer, Group Head, Financial Institutions Business Sub-Group, and General Manager, Financial Institutions Business Division I
	2003 Y	12 M	Corporate Executive Officer, Group Head, Financial Institutions and Capital Markets Sub-Group
	2004 Y	6 M	Corporate Executive Officer, Group Head, Financial Institutions and Capital Markets Sub-Group, General Manager, Financial Institutions Business Division II
	2004 Y	6 M	Managing Executive Officer, Group Head, Financial Institutions and Capital Markets Sub-Group
	2005 Y	9 M	Senior Managing Executive Officer, Group Head, Financial Institutions and Capital Markets Sub-
	2006 Y	7 M	Senior Managing Executive Officer, Group Head, Institutional Banking Group (in charge of Financial Institutions and Public-Sector), and Group Head, Financial Institutions Business Sub-Group
	2007 Y	12 M	Senior Managing Executive Officer, Group Head, Institutional Banking Group (in charge of Financial Institutions and Public Sector) (Current)
Junzo Tomii (November 1, 1951)	1975 Y	4 M	Joined The Long-Term Credit Bank of Japan, Ltd. (Predecessor of Shinsei Bank, Limited)
	2000 Y	12 M	General Manager, Corporate Business Strategy Division
	2003 Y	3 M	Group Head, Corporate Business Solution Sub-Group
	2003 Y	6 M	Corporate Executive Officer, Group Head, Corporate Business Solution Sub-Group
	2004 Y	6 M	Managing Executive Officer, Group Head, Corporate Business Solutions Sub-Group
	2004 Y	10 M	Managing Executive Officer, Group Head, Corporate Business Solutions Sub-Group, and General Manager, Business Solution Division II
	2005 Y	1 M	Managing Executive Officer, Group Head, Corporate Banking Business Sub-Group, Group Head, Corporate Business Solutions Sub-Group, and General Manager, Business Solution Division II
	2005 Y	5 M	Managing Executive Officer, Group Head, Corporate Banking Business Sub-Group
	2005 Y	9 M	Senior Managing Executive Officer, Group Head, Corporate Banking Business Sub-Group
	2006 Y	7 M	Senior Managing Executive Officer, Group Head, Institutional Banking Group (in charge of corporate clients) (Current)
Akira Ito (June 14, 1954)	1980 Y	6 M	Joined Whitman & Ransom
	1982 Y	11 M	Joined Baker & McKenzie
	1989 Y	6 M	Partner, Baker & McKenzie
	2001 Y	10 M	General Counsel, GE Capital Leasing Corporation
	2003 Y	4 M	General Counsel, GE Asia Equipment Finance
	2006 Y	3 M	General Counsel, GE Commercial Finance Asia
	2007 Y	2 M	Joined Shinsei Bank, Limited General Counsel
	2007 Y	3 M	Group Head, Legal and Corporate Governance Group, General Counsel, and General Manager, Investor Administration Office
	2008 Y	2 M	Group Head, Legal and Corporate Governance Group, and General Counsel (Current)



INFORMATION


SHINSEI BANK

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Reports Consolidated Financial Results for Fiscal Year Ended March 31, 2008

Tokyo (Wednesday, May 14, 2008) – Shinsei Bank, Limited, a leading diversified Japanese financial institution, today announced consolidated net income of 60.1 billion yen for the fiscal year ended March 31, 2008 (*fiscal year 2007*), compared to a consolidated net loss of 60.9 billion yen reported in fiscal year 2006. Consolidated cash basis* net income in fiscal year 2007 was 71.3 billion yen, compared to 35.3 billion yen in fiscal year 2006.

"While we were able to return to profitability, fiscal year 2007 was a tough year that was dominated by the U.S. residential mortgage crisis," said Thierry Porté, President and CEO of Shinsei Bank. "While we cannot be satisfied with these results, we believe we have made the right choices to position our business for long-term growth as we focus on strengthening our balance sheet and developing our businesses."

Highlights of Consolidated Financial Results

(Billions of U.S. dollars**/JPY Billions except per share amounts)

	2007.4-2008.3 $US	2007.4-2008.3 JPY	2006.4-2007.3 JPY	Change %
Total Revenue	2.63	262.7	268.3	-2.1%
General and Administrative Expenses	1.58	157.8	149.9	+5.2%
Expense-to-Revenue Ratio	60.1%	60.1%	55.9%	-
Ordinary Business Profit	1.05	104.9	118.3	-11.4%
Net Income	0.60	60.1	-60.9	+198.6%
Cash Basis* Net Income	0.71	71.3	35.3	+102.0%
Diluted Net Income Per Share ($US/JPY)	0.32	32.44	-31.79	+202.0%
Cash Basis* Diluted Net Income Per Share ($US/JPY)	0.38	38.50	18.41	+109.1%
ROA	0.5%	0.5%	-0.6%	-
ROE (Fully Diluted)	8.8%	8.8%	-8.1%	-
	2008.3 $US	2008.3 JPY	2007.3 JPY	Change %
Total Assets	115.56	11,525.7	10,837.6	+6.3%
Diluted Equity Per Share ($US/JPY)	3.65	364.35	355.09	+2.6%
Total Capital Adequacy Ratio	11.74%	11.74%	13.13%	-
Tier I Capital Ratio	7.37%	7.37%	8.11%	-
Non-Performing Loan Ratio***	0.95%	0.95%	0.53%	-

* Cash basis figures are calculated by excluding amortization (and impairment) of goodwill and other intangible assets, net of tax benefit.

** U.S. dollar amounts have been calculated at JPY 99.73 to $1.00, which was the approximate exchange rate at March 31, 2008.

*** Non-performing loan ratio under the Financial Revitalization Law on a non-consolidated basis.

Balance Sheet: Continued Growth Supported by Capital Strength

Shinsei Bank's **total assets** increased from 10,837.6 billion yen at March 31, 2007, to 11,525.7 billion yen at Ma
31, 2008. The higher balance was due mainly to an increase in loans and bills discounted and securities. Loans
bills discounted increased from 5,146.3 billion yen at March 31, 2007, to 5,622.2 billion yen at March 31, 2008,
mainly to growth in housing loans, specialty finance loans and the consolidation of SHINKI Co., Ltd. The balanc
securities increased from 1,854.6 billion yen at March 31, 2007, to 1,980.2 billion yen at March 31, 2008. The ris
due mainly to an increase in Japanese corporate bond holdings that include non-recourse bonds.

Total deposits and negotiable certificates of deposit increased 385.7 billion yen or 7.1% to 5,806.6 billion y
compared to March 31, 2007. Shinsei Bank has been diversifying its funding sources through deposits from retail
institutional customers. The retail and institutional deposit balances stood at 3,993.7 billion yen and 1,812.8 bil
yen, respectively, at March 31, 2008.

Shinsei Bank's **capital ratios** remained solid with a **Tier I ratio** of **7.37%** and a **total capital adequacy ratio**
11.74% at March 31, 2008, on a Basel II basis.

Income Statement: Steady Revenues and Controlled Expenses

Total revenue in fiscal year 2007 was 262.7 billion yen or down 2.1% compared to the previous fiscal year
mainly to mark-downs related to the U.S. residential mortgage portfolio.

General and administrative expenses in fiscal year 2007 increased 5.2% to 157.8 billion yen due mainly to
inclusion of Shinki's expenses from the second half of fiscal year 2007 and the addition of employees to expand
scale of operations in the Institutional Banking Group. The **expense-to-revenue ratio** in fiscal year 2007 was 60.
compared to a ratio of 55.9% in the previous fiscal year.

Net credit costs in fiscal year 2007 increased 21.6 billion yen or 41.7% to 73.5 billion yen due mainly to an incre
in credit reserves related to the U.S. residential mortgage portfolio.

Amortization of goodwill and other intangible assets associated with the acquisition of consumer and commer
finance companies was 12.5 billion yen in fiscal year 2007, compared with 20.8 billion yen in the previous fiscal y
The decline reflects the significant write-down of goodwill and other intangible assets at March 31, 2007.

Other gains of 73.7 billion yen were recorded in fiscal year 2007, compared to the recognition of **other losse**
111.3 billion yen in the previous fiscal year. The gains include the contribution from the sale of the Shir
headquarters building and Life Housing Loan Co., Ltd. The rise in **income taxes** is due mainly to taxes associa
with the sales.

Minority interests in net income of subsidiaries in fiscal year 2007 amounted to 18.0 billion yen, up 1.4 billion
from the 16.6 billion yen recorded in the previous fiscal year.

As a result, **consolidated net income** in fiscal year 2007 was 60.1 billion yen, compared to a **consolidated net l**
of 60.9 billion yen in the previous fiscal year. In addition, **consolidated cash basis net income** increased from 3
billion yen in fiscal year 2006 to 71.3 billion yen in fiscal year 2007.

Business Line Results

Institutional Banking: Loan Demand Steady But U.S. Residential Mortgage Crisis Impacts Results

The Institutional Banking business continued to see steady demand for loans and deposits. While corporate loans achieved a higher balance in fiscal year 2007 compared to the previous fiscal year, overall loan growth was due mainly to a higher year-on-year balance of specialty finance loans.

Total revenue was 91.2 billion yen in fiscal year 2007, compared to 117.3 billion yen in the previous fiscal year. The lower revenue was primarily the result of the recognition of mark-downs related to exposure in the U.S. residential mortgage market and absence of gains from investments that were recorded in the previous fiscal year. **Ordinary business profit** in fiscal year 2007 was 41.5 billion yen, compared to 73.8 billion yen in the previous fiscal year due to the above reasons and higher costs as Shinsei added employees to expand the scale of its operations. **Ordinary business profit after net credit (recoveries) costs** declined from 77.8 billion yen in fiscal year 2006 to 21.9 billion yen in fiscal year 2007 due mainly to an increase in reserves associated with the U.S. residential mortgage market.

Consumer and Commercial Finance: Return to Profitability Through Focus on Quality Customers

Loans in the Consumer and Commercial Finance business were almost flat, increasing from 424.9 billion yen at March 31, 2007 to 426.2 billion yen at March 31, 2008. Loans from Shinki, which became a consolidated subsidiary, were included from the second half of fiscal year 2007, offsetting the sale of Life Housing Loan.

Total revenue increased to 127.3 billion yen in fiscal year 2007, compared to 112.2 billion yen in fiscal year 2006, due mainly to the inclusion of revenues from Shinki in the second half of fiscal year 2007. **Ordinary business profit** in fiscal year 2007 was 61.0 billion yen, compared to 44.0 billion yen in the previous fiscal year due mainly to higher overall revenues as well as lower expenses at APLUS. **Ordinary business profit after net credit costs** was 8.7 billion yen in fiscal year 2007, compared to an **ordinary business loss after net credit costs** of 9.8 billion yen in the previous fiscal year, due mainly to the return to profitability at APLUS as well as Shinki that turned profitable in the second half of fiscal year 2007.

Retail Banking: Customer Base Growth and Revenue Diversification But Lower Option Income Takes Toll

Retail loans outstanding, which mainly include housing loans, in the Retail Banking business, increased 41.9% from 639.5 billion yen at March 31, 2007 to 907.4 billion yen at March 31, 2008. This is largely a result of the increase in housing loan customers, who now exceed 37,000. Mutual funds and variable annuities increased 14.8% from 634.2 billion yen in fiscal year 2006 to 727.8 billion yen in fiscal year 2007, while retail deposits and debentures increased 9.6% from 3,955.7 billion yen to 4,335.9 billion yen. Shinsei Bank now has more than 2.2 million account holders.

Total revenue was 34.0 billion yen in fiscal year 2007 compared to 36.1 billion yen in the previous fiscal year. The lower revenue was due mainly to a decline in deposit-related option income related to structured deposits that declined from 11.3 billion yen in fiscal year 2006 to 5.7 billon yen in fiscal year 2007. The business recorded an **ordinary business loss after net credit costs** of 6.3 billion yen in fiscal year 2007, compared to an **ordinary business loss after net credit costs** of 1.6 billion yen in the previous fiscal year. This was a result of lower revenues and higher expenses due mainly to the expansion of distribution channels and growth in customer-driven transactions.

Forecast for Fiscal Year 2008

For the fiscal year ending March 31, 2009, Shinsei Bank is forecasting consolidated "net income" of 62.0 billion yen, and non-consolidated net income of 60.0 billion yen.

A conference call will be held in English on Thursday, May 15, 2008 at 9:00 PM (Tokyo)/8:00 AM (EST)/1:00 PM (London)/2:00 PM (Continent). The presentation to be used for the conference call will be posted on Shinsei Bank's web after 4:00 PM on Thursday, May 15, 2008.

To download the "Fiscal Year 2007 Financial Results" please go to
http://www.shinseibank.com/investors/en/ir/financial_info/quarterly_results_2007/quarterly_results_2007.html

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer commercial finance and retail banking. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (a March 2008) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Ja Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Personnel Change

Tokyo (Wednesday, May 21, 2008) – Shinsei Bank, Limited, today announced that Hirotaka Terai, senior managing executive officer, head of the retail banking group and chief operating officer of the retail banking group, will resign following the annual shareholders' meeting on June 25.

Terai, who joined the bank in October 2006, pioneered several important initiatives to improve client services during his time at Shinsei.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Details of Stock Option Issues

Tokyo (Friday, May 30, 2008) --- Shinsei Bank, Limited has today determined the specific details of the 20th and 21st issuance of stock options, as approved by a Board of Directors meeting held on May 14, 2008.

		20th	21st
1	Issue date of stock acquisition rights :	May 30, 2008	
2	Total number of stock acquisition rights to be issued (Number of shares that can be purchased through the exercise of 1 stock acquisition right:1,000) :	2,830 stock acquisition rights	2,081 stock acquisition rights
3	Class and number of shares that can be purchased through the exercise of stock acquisition rights :	2,830,000 common shares of the Bank	2,081,000 common shares of the Bank
4	Amount paid for stock acquisition rights :	Free of charge. Payment is not required.	
5	Value of assets paid upon the exercise of stock acquisition rights (the "Exercise Price") :	416 yen per share	
6	Number of people to whom stock acquisition rights are offered and their details :	Total 124 of Directors, statutory executive officers and employees of the Bank	Total 30 of statutory executive officers and employees of the Bank
7	Exercise period of stock acquisition rights	From June 1, 2010 to May 13, 2018	From June 1, 2008 to May 13, 2018
8	Conditions for exercising stock acquisition rights :	In principle, holders may exercise up to half of their stock acquisition rights between June 1, 2010, and May 31, 2012. However, in certain cases as stipulated in the "Agreement on the Granting of Stock Acquisition Rights," all stock acquisition rights may be executed from the first day of the exercise period.	In principle, holders may exercise their stock acquisition rights after June 1, 2010, and may exercise up to half of these rights between June 1, 2010, and May 31, 2012. However, in certain cases as stipulated in the "Agreement on the Granting of Stock Acquisition Rights," all stock acquisition rights may be executed from the first day of the exercise period.

【Reference】

(1) Date of Board of Directors meeting where resolution was made for proposal to the 7th annual genera meeting of shareholders: May 9, 2007
(2) Date of resolution at 7th annual general meeting of shareholders: June 20, 2007

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and service to both institutional and retail customers based on a three-pillar strategic business model comprising institutional bankin consumer and commercial finance and retail banking. The Bank has total assets of 11.5 trillion yen (US$115 billion) on consolidated basis (as of March 2008) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinu Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all i activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term pro growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Expands Anti-Money Laundering Measures
-Will Stop Accepting Bearer Checks and Securities-

Tokyo (Monday, June 2, 2008) – Recognizing the importance of international efforts to prevent money laundering, Shinsei Bank, Limited, today announced that it will no longer accept certain securities (listed below) from retail customers as of Monday, September 1, 2008. The change of policy is in line with Japan's Law for the Prevention of Transfer of Criminal Proceeds. The Bank will continue to accept these securities from corporate customers with whom it already has a transactional relationship.

Shinsei Bank is restricting transactions that use transferable bearer payment instruments and minimizing opportunities to move funds anonymously.

Securities that will no longer be accepted as of Monday, September 1, 2008

- Physical securities for which Shinsei Bank is not the place of payment
- (Certified) bank checks made out to the bearer
- Bearer checks drawn on current accounts

* Items will be accepted, however, (1) for settlement activities between financial institutions, (2) if the drawer of the check is a Shinsei Bank account holder or (3) if the bearer is a corporate counterparty approved in advance by Shinsei Bank.

Shinsei Bank will continue to accept the following checks:

- Specified checks for which the payee is indicated
- Checks for which the payee is a Shinsei Bank account holder or checks for which the endorsee can be verified as a Shinsei Bank account holder through an uninterrupted series of endorsements from the payee

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 39 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 2 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.




SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Monday, June 9, 2008) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change.

Effective on June 9, 2008

	New Position	Former Position
Hirotaka Terai	Senior Managing Executive Officer, Head of Retail Banking Group	Senior Managing Executive Officer, Head of Retail Banking Group, and Chief Operating Officer of Retail Banking Group

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 39 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 2 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Launch Shinsei SmartCard Loan Service

- An unsecured card loan of up to ¥5 million available via Internet application -

Tokyo (Tuesday, June 10, 2008) –Shinsei Bank, Limited, will today launch "Shinsei SmartCard Loan," a new unsecured card loan[1] service designed to offer Shinsei account holders the flexibility to meet temporary expenses.

Shinsei PowerFlex yen savings account holders can apply for a SmartCard loan via the PowerDirect Internet banking service and have funds deposited directly to their PowerFlex account. Requiring no application fee, collateral or guarantee fee, the service allows customers to borrow up to an aggregate maximum of between ¥500,000 and ¥5,000,000, depending on the results of a credit screening[2]. Once the borrowed funds are deposited to their Shinsei PowerFlex yen savings account, customers can withdraw them free-of-charge from an ATM[3] using their PowerFlex cash card or transfer the funds commission-free[4] to an account at another bank. Customers may repay the loan by monthly direct debit and can make top-up repayments commission-free 24 hours a day 365 days a year using Shinsei PowerDirect.

In fiscal 2008, Shinsei has embarked upon a new corporate strategy that aims to deliver a distinctive set of promises for the bank's individual and institutional customers. Leveraging the capabilities of APLUS, Shinki and other group companies, Shinsei is now offering integrated retail banking and consumer credit solutions, such as the SmartCard loan, on the multi-channel, 24/7 platform that has set it apart from competitor banks.

1. Applications for and use of this service require a credit screening by Shinsei Bank and its group company APLUS Co., Ltd. (Head office: Osaka City, Osaka; Representative Director: Clark Graninger)
2. In amounts of ¥500,000; ¥600,000; ¥700,000; ¥800,000; ¥900,000; ¥1,000,000; ¥1,500,000; ¥2,000,000; ¥3,000,000; ¥4,000,000; and ¥5,000,000.
3. No commission is charged when using a Shinsei Bank or Seven Bank ATM. Withdrawals from ATMs operated by city banks (Bank of Tokyo-Mitsubishi UFJ, Mizuho Bank, Sumitomo Mitsui Bank, Resona Bank, Saitama Resona Bank), the four trust banks (Chuo Mitsui Trust and Banking, Mitsubishi UFJ Trust and Banking, Sumitomo Trust & Banking, Mizuho Trust & Banking), Aozora Bank, Shoko Chukin Bank, and TRJ Bank Miura Fujisawa are also effectively commission-free as commission charges are reimbursed at a later date.
4. Depending on the transaction, customers are entitled to up to three (one, after July 1, 2008), five or ten commission-free Shinsei PowerDirect funds transfers to other banks (excluding Japan Post Bank) per month. The commission for additional transfers is ¥300 per transfer.

*Please refer to the attachment for further details.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 39 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 2 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

【Attachment】

Outline of "Shinsei SmartCard Loan" (As of June 3, 2008)

<table>
<tr><td>Product name</td><td>Shinsei SmartCard Loan</td></tr>
<tr><td>Application fee</td><td>None</td></tr>
<tr><td>Application method</td><td>Shinsei PowerDirect Internet banking</td></tr>
<tr><td>Permitted use of funds</td><td>Various non-commercial uses</td></tr>
<tr><td>Contract period</td><td>One year (calendar year from the initial contract date) and in principle, automatically renewed.
※ The contract period concludes upon the first contract renewal date after the customer has reached 65 years of age, and all outstanding claims are to be paid upon the final contract conclusion date.</td></tr>
<tr><td>Eligible customers</td><td>Retail customers who meet the following conditions:
1) At least 20 but no more than 60 years of age at the time of application.
2) The applicant or his/her spouse has a stable pre-tax income of at least ¥2 million (part-time employees may apply).
3) Japanese citizens or Japanese-speaking permanent residents and special permanent residents.
4) Have opened a Shinsei PowerFlex account.
5) Are able to receive a guarantee from Shinsei's designated guarantee company APLUS Co., Ltd.
※ Applications must be made by the actual borrower.</td></tr>
<tr><td>Maximum Amounts
Borrowing interest rates (annual)</td><td>
<table>
<tr><th>Maximum amount</th><th>Interest rate</th></tr>
<tr><td>¥500,000; ¥600,000; ¥700,000; ¥800,000; ¥900,000</td><td>14.8% p.a.</td></tr>
<tr><td>¥1,000,000</td><td>12.8% p.a.</td></tr>
<tr><td>¥1,500,000</td><td>11.8% p.a.</td></tr>
<tr><td>¥2,000,000</td><td>9.8% p.a.</td></tr>
<tr><td>¥3,000,000</td><td>7.8% p.a.</td></tr>
<tr><td>¥4,000,000</td><td>6.8% p.a.</td></tr>
<tr><td>¥5,000,000</td><td>5.8% p.a.</td></tr>
</table>
※ As of June 3, 2008
※ The borrowing interest rate is a floating rate, and may be adjusted based on financial market conditions.
※ Loans are only available in the 11 amounts listed above.
※ Loan applications may be rejected based on the results of the credit screening.</td></tr>
<tr><td>Interest calculation method</td><td>Outstanding loan balance x Interest rate x No. of days borrowed ÷ 365
※ Interest is calculated daily based on the Shinsei SmartCard Loan balance ("current account overdraft"). Interest starts accumulating from the day after loan funds are transferred to the borrower.</td></tr>
<tr><td>Penalty for late repayment</td><td>19.9% p.a.</td></tr>
<tr><td>Statements</td><td>Details of use can be confirmed via Shinsei PowerDirect Internet banking. Details will also appear in the monthly "Shinsei Transaction Report" statements for months when the SmartCard loan service has been used.
※ Shinsei PowerFlex accounts do not have a bankbook. Please confirm details using the "Electronic Transaction Report" on Shinsei PowerDirect. A "Shinsei Transacti[on] Report" will also be mailed upon request.</td></tr>
<tr><td>Collateral</td><td>Not required</td></tr>
<tr><td>Guarantee company</td><td>APLUS Co., Ltd.</td></tr>
<tr><td>Guarantee fee</td><td>None</td></tr>
<tr><td>Borrowing method</td><td>• Using Shinsei PowerDirect Internet banking, click on "Card Loan," then "Borrov[…]
The amount required (up to the maximum aggregate limit) will be transferred to t[…] customer's PowerFlex yen savings account. The outstanding card loan balan[…] ("current account overdraft") will then be displayed.</td></tr>
<tr><td>Repayment method</td><td>• The monthly repayment will be debited from the customer's PowerFlex yen savin[…] account on a repayment date set by the customer at the time of application (or, […] the following business day if the contracted repayment date falls on a bank holida[…]
The contracted repayment amount will be calculated based on the outstanding ca[…] loan balance ("current account overdraft") as of the day prior to the contract[…] repayment date.
Repayment Table – Sliding scale based on outstanding loan balance
<table>
<tr><th>Outstanding loan balance as of day prior to contracted repayment date ("final current account overdraft")</th><th>Monthly contracted repayment amount</th></tr>
<tr><td>Less than ¥10,000</td><td>Total outstanding loan balance as of the day prior to contracted repayment date ("final current account overdraft") and unpaid interest as of day prior to contracted repayment date</td></tr>
<tr><td>¥10,000 - ¥499,999</td><td>¥10,000</td></tr>
<tr><td>¥500,000 - ¥999,999</td><td>¥20,000</td></tr>
<tr><td>¥1,000,000 - ¥1,490,000</td><td>¥25,000</td></tr>
<tr><td>¥1,500,000 - ¥1,999,999</td><td>¥30,000</td></tr>
<tr><td>¥2,000,000 - ¥2,499,999</td><td>¥35,000</td></tr>
<tr><td>¥2,500,000 - ¥2,999,999</td><td>¥40,000</td></tr>
<tr><td>¥3,000,000 - ¥3,499,999</td><td>¥45,000</td></tr>
<tr><td>¥3,500,000 - ¥3,999,999</td><td>¥50,000</td></tr>
<tr><td>¥4,000,000 - ¥4,499,999</td><td>¥55,000</td></tr>
<tr><td>¥4,500,000 and above</td><td>¥60,000</td></tr>
</table>
※ Repayments will not be debited if the balance of the Shinsei PowerFlex yen savin[…] account is less than the repayment amount.
※ If the monthly repayment is not made on the contracted repayment date, applications for additional loans will not be permitted until the repayment has been made.
※ When the amount of unpaid interest as of the contracted repayment date is greate[…] than the contracted repayment amount, the amount of unpaid interest will be charged.

• In addition to the monthly repayment, additional repayments may also be made at any time via Shinsei PowerDirect. Additional repayments are independent of the monthly repayment, which will still be separately debited from the Shinsei PowerFl[…]</td></tr>
</table>

	yen savings account. ※ The entire amount of additional repayments will be applied to the outstanding loan balance ('current account overdraft'). ※ If the amount of additional repayments deposited exceeds the outstanding loan balance ('current account overdraft'), the surplus portion will automatically be transferred back to the customer's Shinsei PowerFlex yen savings account.
Other	When applying, a credit screening will be carried out by Shinsei Bank and its designated guarantee company (APLUS Co., Ltd.). Applications may be declined, or the requested maximum loan amount reduced based on the results of the screening. Details of the screening results and reasons for decisions based on screenings will not be provided.

【About Shinsei SmartCard Loan】

- Customers are required to have a Shinsei PowerFlex yen savings account when applying for a Shinsei SmartCard Loan.
- In principle, the funds may be used for any non-commercial purpose.
- Customers using the service must meet the following conditions:
  (1) Are at least 20 but no more than 60 years of age at the time of application.
  (2) The individual or spouse has a stable pre-tax income of at least ¥2 million (part-time employees may apply).
  (3) Japanese citizens or Japanese-speaking permanent residents and special permanent residents.
  (4) Have opened a Shinsei PowerFlex account.
  (5) Are able to receive a guarantee from Shinsei's designated guarantee company APLUS Co., Ltd.
- The contract period is one year (calendar year from the initial contract date), automatically renewed.
- The contract period concludes upon the first contract renewal date after the customer has reached 65 years of age, and all outstanding claims are to be paid upon the final contract conclusion date.
- The interest calculation method is: Outstanding loan balance x (Annual) interest rate x No. of days ÷ 365. (The outstanding loan balance is calculated in units of ¥1, including interest. Daily calculations are on a 365-day basis) ※Interest starts accumulating from the day after loan funds are transferred to the borrower.
- The repayment date can be selected as either the 5th or the 26th of the month (due on the following business day when this day falls on a bank holiday).
- Repayment is as per a sliding scale based on the outstanding loan balance (the contracted repayment amount fluctuates based on the outstanding loan balance as of the day prior to the contracted repayment date).
- Shinsei SmartCard Loan repayments may only be made via debits from a Shinsei PowerFlex yen savings account.
- When using Shinsei SmartCard Loan, customers are requested to confirm the maximum amount, applicable interest rate, repayment method (contracted repayment date) and other details in the Shinsei SmartCard Loan contract.
- Before using the service, customers are requested to draw up a repayment plan that is appropriate given their income and expenditures.
- Borrowing interest rates range from 5.8% to 14.8% (p.a.). The penalty rate for late repayments is 19.9% (p.a.).
- Collateral is not required.
- When applying, a credit screening will be carried out by Shinsei Bank and its designated guarantee company (APLUS Co., Ltd.). Applications may be declined, or the requested maximum loan amount reduced based on the results of this screening.
- Upon application, customers' personal information including their yen savings account balance will be provided to APLUS Co., Ltd. for the purpose of credit screening.
- For confirmation purposes, applicants may be telephoned at their place of employment. Applications may be declined if it is not possible to contact the applicant at his/her stated place of employment.
- Applications cannot be accepted from the following parties or in the following cases:
  - Through businesses or individuals charging a commission for introducing loan companies.
  - Through businesses or individuals that pay a commission to another party who borrows funds on their behalf
  - Through businesses or individuals involved in malicious multi-level marketing of inappropriate goods.
  - Persons coerced to take out a loan by a third party.
  - Any other cases in which the transaction is for purposes that violate laws or regulations, or are inconsistent with public order or morals, or when there is deemed to be such a possibility.

Shinsei Bank Ltd. / No. 10 Registered financial institution of Kanto Local Finance Bureau
Member of Japan Securities Dealers Association / The Financial Futures Association of Japan



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Offer Accounts in South African Rand and Norwegian Kroner

- Giving customers access to a total of ten foreign currencies -

Tokyo (Friday, June 13, 2008) – Shinsei Bank, Limited, today announced that from Monday, June 16, 2008, it will start offering *PowerFlex* foreign currency savings accounts and time deposits in South African rand and Norwegian kroner. These accounts will be available to customers through all of Shinsei's sales channels – Shinsei Bank branches, Shinsei *PowerDirect* (Internet banking), Shinsei *MobileDirect* (mobile banking)[1], and the Shinsei *PowerCall* (call center).

South Africa is renowned for its abundant mineral resources while Norway boasts rich reserves of oil and natural gas. By adding these two countries' currencies to the eight foreign currencies already available (U.S. dollar, euro, Canadian dollar, British pound, Australian dollar, New Zealand dollar, Hong Kong dollar and Singapore dollar), Shinsei will provide its customers with an even wider variety of asset management options. Shinsei's exchange rates are updated to reflect global currency markets 24 hours a day, 365 days a year, and customers can make transactions 24 hours a day via Shinsei *PowerDirect*, Shinsei *MobileDirect* and Shinsei *PowerCall*.

New Currencies for *PowerFlex* Foreign Currency Savings Accounts and Time Deposits

		South African rand (S.W.I.F.T. currency code: ZAR)	Norwegian kroner (S.W.I.F.T. currency code: NOK)
Foreign Exchange Commission (each side)		¥0.50	¥0.25
FCY Savings Interest Rate		5.5% p.a. (4.4% p.a. after tax)	0.5% p.a. (0.4% p.a. after tax)
FCY Time Deposit Interest Rate	1 month	10.0% p.a. (8.0% p.a. after tax)	4.0% p.a. (3.2% p.a. after tax)
	3 months	10.0% p.a. (8.0% p.a. after tax)	4.0% p.a. (3.2% p.a. after tax)
	6 months	10.5% p.a. (8.4% p.a. after tax)	5.0% p.a. (4.0% p.a. after tax)
	1 year	11.0% p.a. (8.8% p.a. after tax)	5.0% p.a. (4.0% p.a. after tax)
Minimum Deposit / Unit of Deposit	FCY Savings Account	1 fractional unit of currency (1 fractional unit of currency unit)	
	FCY Time Deposit	10 base units of currency (1 fractional unit of currency unit)	

1. Shinsei *MobileDirect* (mobile banking) provides access to foreign currency savings accounts only.
* South African rand and Norwegian kroner are not available for FCY-FCY transactions.
* Foreign exchange commissions are for each side per base unit of currency, as of June 16, 2008. Commissions are subject to change due to sudden movements in currency markets.
* Interest from foreign currency savings accounts and time deposits is subject to a separate 20% withholding tax. Rates shown are as of June 16, 2008, and are revised each business day.

Shinsei Bank's Retail Banking Group aims to enrich and "color" the lives of our customers by providing them with high value-added products and services.

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 39 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 2 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Regarding foreign currency deposits

- Foreign currency deposits are affected by exchange rate movements, which can generate foreign exchange losses that cause the amount of the deposit to fall below the original principal amount. In addition, Shinsei Bank's designated exchange rate, which includes a foreign exchange commission, will be applied to deposits and withdrawals made in yen. This can result in the final amount falling below the original principal amount, even if the exchange rate is unchanged.
- Shinsei Bank's designated TTS rate (the market conversion rate for converting yen to a foreign currency) and TTB rate (the market conversion rate for converting foreign currency to yen), both of which include a foreign exchange commission, will be applied when converting to/from foreign currencies in foreign currency deposits. When converting between yen and a foreign currency, in principle, the foreign currency commission per base unit of foreign currency will be ¥2 per side for one British pound (a TTS-TTB spread of ¥4), ¥0.5 per side for one Hong Kong dollar and South African rand (a TTS-TTB spread of ¥1), ¥0.25 per side for one Norwegian kroner (a TTS-TTB spread of ¥0.5), and ¥1 per side for other currencies (a TTS-TTB spread of ¥2). When converting between two foreign (non-yen) currencies, in principle, the commission will be 0.01 or 0.02 multiplied by one of the currencies (as of June 16, 2008). However, Hong Kong dollars, Singapore dollars, South African rand and Norwegian kroner are not available for direct conversion to another foreign currency.
- Foreign currency deposits are not covered by deposit insurance.
- In principle, foreign currency time deposits cannot be redeemed prior to maturity. However, when Shinsei Bank agrees to an early redemption for reasons deemed unavoidable, only the principal will be returned and no interest will be paid.
- Upon maturity, the principal and interest of foreign currency time deposits will be deposited in that currency to a *PowerFlex* savings account of the same currency. Automatic rollovers are not available.
- Shinsei Bank does not handle foreign currency cash.
- Separate commissions apply to foreign currency-denominated fund transfers.
- Please confirm the details of your foreign currency deposit with the explanatory materials (documents exchanged prior to the conclusion of a contract) available at Shinsei Bank branches or via the Shinsei *PowerCall* (call center).
- Financial market developments may result in changes of interest rates applied to foreign currency deposits or the discontinuation of deposits in foreign currencies.

Shinsei Bank, Limited / No. 10 Registered financial institution of Kanto Local Finance Bureau
Member of Japan Securities Dealers Association / The Financial Futures Association of Japan



INFORMATION



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Approves Issuance of Stock Options to Employees of Bank Subsidiaries

Tokyo (Wednesday, June 25, 2008) --- Shinsei Bank, Limited, announced that its Board of Directors, at a meeting held today, approved the 22nd issuance of stock options to employees of Bank subsidiaries based on a resolution adopted in accordance with Articles 238 and 239 of the Japanese Corporation Act at the 8th annual general meeting of shareholders.

		22nd Issuance
1	Issue date of stock acquisition rights :	July 10, 2008
2	Total number of stock acquisition rights to be issued (Number of shares that can be purchased through the exercise of 1 stock acquisition right:1,000) :	203 stock acquisition rights
3	Class and number of shares that can be purchased through the exercise of stock acquisition rights :	203,000 common shares of the Bank
4	Amount paid for stock acquisition rights :	Free of charge. Payment is not required.
5	Value of assets paid upon the exercise of stock acquisition rights (the "Exercise Price") :	To be determined on July 10, 2008
6	The increase of capital and capital reserve in case of the issuance of shares for the exercise of stock acquisition rights :	(1) The amount to be added to capital when shares are issued for the exercise of stock options shall be one-half (1/2) of the maximum amount of capital increase calculated, with amounts of less than one yen resulting from the calculation rounded up to the nearest yen. (2) The increase of the capital reserve as a result of issuance of shares upon exercise of stock options shall be calculated by deducting the increase in capital described in (1) above from the maximum amount of common capital increase also set out in (1) above.
7	Number of people to whom stock acquisition rights are offered and their details :	43 employees of subsidiaries of the Bank
8	Exercise Period of stock acquisition rights	From July 1, 2010 to June 24, 2018
9	Conditions for Exercising stock acquisition rights :	In principle, holders may exercise up to half of their stock acquisition rights between July 1, 2010, and June 30, 2012. However, in certain cases as stipulated in the "Agreement on the granting of stock acquisition rights", all stock acquisition rights may be executed from the first day of the exercise period.

【Reference】
(1) Date of Board of Directors meeting where resolution was made for proposal to the 8th annual general meeting o shareholders: May 14, 2008
(2) Date of resolution at 8th annual general meeting of shareholders: June 25, 2008

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and service to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on consolidated basis (as of March 2008) and a network of 39 outlets that includes 35 Shinsei Financial Centers, 2 Platinur Centers and 2 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all it activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term prof growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Approves Facility for Acquisition of Treasury Shares for Employee Stock Option Program

Tokyo (Wednesday, June 25, 2008) --- Shinsei Bank, Limited, announced that, at a meeting held today, its Board of Directors approved a facility for acquisition of treasury shares for a stock option program for directors, officers and employees of the Bank and its subsidiaries. The approval of this repurchase facility is based on Article 35 of the Bank's Articles of Incorporation, pursuant to Article 459-1 of the Japanese Corporation Act.

(1) Type of shares to be repurchased:	Common shares of the Bank
(2) Number of shares to be repurchased:	(Up to) 25 million shares
(3) Total repurchase amount:	(Up to) 20 billion yen
(4) Repurchase period:	From July 1, 2008 to June 30, 2009

(Reference data)

Total number of common shares issued and outstanding as of June 19, 2008:
2,060,346,891 shares
(including 96,423,461 treasury shares)

There was no acquisition of treasury shares for an employee stock option program under Article 35 of the Bank's Articles of Incorporation after approval by a Board of Directors meeting held on June 20, 2007.

Details of the share repurchase approved at the 7th Annual Shareholder's Meeting held on June 20, 2007:

(1) Type of shares to be repurchased:	Common shares of the Bank
(2) Repurchase period:	1 year commencing June 21, 2007
(3) Number of shares to be repurchased:	(Up to) 20 million shares
(4) Total repurchase amount:	(Up to) 16 billion yen

*****

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 39 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 2 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Board, Management and Organizational Changes

Tokyo (Wednesday, June 25, 2008) – Shinsei Bank, Limited, has announced changes to its Board of Directors and senior management team, following resolutions passed at the 8th annual general meeting of shareholders and a Board of Directors meeting held today. The Bank has also outlined a strategic realignment of its main businesses.

Masamoto Yashiro rejoins Shinsei's Board of Directors as non-executive chairman of the board. The Board of Directors also welcomes Oki Matsumoto, founder and chief executive of Monex Beans Holdings.

Senior Managing Executive Officers Masazumi Kato and Junzo Tomii have each been appointed representative statutory executive officer and executive vice president to support Shinsei Bank President & CEO Thierry Porté in executing corporate strategy and attending to clients and regulators at the most senior level. General Counsel Akira Ito takes on new responsibilities as representative statutory executive officer and senior managing executive officer.

"*Bringing together the best of the Bank's talent, this veteran management team will ensure Shinsei takes advantage of the opportunities and challenges we encounter in fiscal 2008,*" said CEO Porté. "*These management changes reflect a broader Group reorganization as Shinsei moves from a three-pillar to a two-pillar business model aiming to deliver on a distinctive set of promises for our institutional and individual customers.*"

As part of these changes, Shinsei's Consumer and Commercial Finance operations will be split and integrated into an Institutional Group and an Individual Group. The Individual Group, under the direct leadership of CEO Porté, will focus on building a new model for consumer finance in Japan. Individual Group Chief Operating Officer Sanjeev Gupta will work with advisor Michael Knapp to leverage synergies with Shinsei's award-winning retail bank.

In the Institutional Group, Shinsei has combined the previous Corporate Banking, Financial Institutions, and Public Sector Finance relationship manager sub-groups into a new Institutional Business Sub-Group. Norio Funayama becomes a managing executive officer and will co-head this Sub-Group with Yukio Nakamura, a new statutory executive officer. Shigeru Oishi of the Osaka Branch becomes a statutory executive officer.

As the Shinsei Group continues to grow, management recognizes the importance of maintaining the highest standards of corporate governance. To this end, General Counsel Ito will head an enlarged Corporate Governance Group, which will include a newly established Office of Affiliate Administration. Led by Managing Executive Officer Kazumi Kojima, the office will ensure corporate governance systems embrace the whole organization.

Robert Luton, previously the head of Consumer and Commercial Finance Sub-Group, will lead the Office of Corporate Development, a new, independent division that will focus on the formulation and management of Shinsei Group strategy.

The talent and diversity of Shinsei's employees have been the driving force behind the Group's continued growth. Newly appointed Statutory Executive Officer Tom Pedersen will bring together the Corporate Value Division, Office of the Chief Learning Officer, Human Resources Division and Corporate Communications Division in an integrated People and Communications Group. As part of this change, Richard Rapp has also recently been appointed as the head of the Human Resources Division. The new Group will ensure that Shinsei's workforce remains aligned with its new two-pillar strategy and united behind a shared brand and values.

As of June 25, 2008
List of Directors

	New Position	Other or Former Positions	Committ... Member...
Masamoto Yashiro	Chairman of the Board	Senior Advisor, Shinsei Bank, Limited	Compens...
Thierry Porté	Director	Representative Statutory Executive Officer, President and CEO, Shinsei Bank, Limited	Nominati...
Michael J. Boskin*	Director	Professor, Stanford University	Nominati...
Emilio Botín*	Director	Chairman, Grupo Santander	Compens...
J. Christopher Flowers*	Director	Chairman, J.C. Flowers & Co., LLC	Nominati... Compens...
Yukinori Ito*	Director	President and CEO, Centennial Economic Advisors (Japan), Inc. and Former Professor, Teikyo University	Audit
Shigeru Kani*	Director	Former Director, Administration Department, The Bank of Japan, and Professor, Yokohama College of Commerce	Audit
Fred H. Langhammer*	Director	Chairman, Global Affairs, The Estée Lauder Companies, Inc.	Compens...
Minoru Makihara*	Director	Senior Corporate Advisor, Mitsubishi Corporation	Nominati... (Chairma... Compens...
Oki Matsumoto*	Director	CEO, Monex Beans Holdings, Inc.	Nominati...
Yasuharu Nagashima*	Director	Lawyer	Audit
Nobuaki Ogawa*	Director	Lawyer	Audit
Hiroyuki Takahashi*	Director	Former Director, Japan Corporate Auditors Association	Audit (Ch...
John S. Wadsworth, Jr.*	Director	Advisory Director, Morgan Stanley	Compens... (Chairma...

*Outside Director

Retiring Directors
Junji Sugiyama
Lucio A. Noto

List of Representative Statutory Executive Officers / Statutory Executive Officers

Thierry Porté	Representative Statutory Executive Officer, President and Chief Executive Officer Head of Individual Group
Masazumi Kato	Representative Statutory Executive Officer and Executive Vice President
Junzo Tomii	Representative Statutory Executive Officer and Executive Vice President
Akira Ito	Representative Statutory Executive Officer, Senior Managing Executive Officer, Head of Corporate Governance Group, General Counsel, and GM, Office of Regulatory Relations
Dhananjaya Dvivedi	Senior Managing Executive Officer, Group Chief Information Officer, and Head of Banking Infrastructure Group
Rahul Gupta	Senior Managing Executive Officer, Chief Financial Officer, Head of Finance Group, Group Financial Controller, and Head of Treasury and Corporate Sub-Group
Sang-Ho Sohn	Senior Managing Executive Officer, Head and Chief Executive of Institutional Group
Norio Funayama	Managing Executive Officer, Executive Head of Institutional Business Sub-Group
Kazumi Kojima	Managing Executive Officer, GM, Office of Affiliate Administration
Kazuya Fujimoto	Statutory Executive Officer, Head of Institutional Business Sub-Group, and GM, Public Sector Finance Division
Michimasa Honda	Statutory Executive Officer, GM, Financial Institutions Business Division III
Yukio Nakamura	Statutory Executive Officer, Executive Head of Institutional Business Sub-Group
Shigeru Oishi	Statutory Executive Officer, GM, Osaka Branch
Michiyuki Okano	Statutory Executive Officer, Head of Operations Sub-Group, Head of Retail Services Sub-Group, GM, Retail Services Division, GM, Process Control Division, GM, Operations Services Division, GM, Grand Cayman Branch, GM, Retail Technology Division, GM, Operation Support Division, and GM, Channel Management Division
Thomas Pedersen	Statutory Executive Officer, Head of People and Communications Group, and Chief Learning Officer
Yoshikazu Sato	Statutory Executive Officer, Head of Technology Sub-Group, GM, Information Technology Division, and GM, Technology Support Division
Takashi Tsuchiya	Statutory Executive Officer, Head of Advisory Sub-Group

Retiring Officers

Junji Sugiyama	(retires from position as Chairman, Representative Statutory Executive Officer)
Hirotaka Terai	(retires from position of Senior Managing Executive Officer, Head and Chief Operating Officer of Retail Banking Group)

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 39 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 2 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Express Yourself With Your Cash Card!

- Data Analysis Ranks the Popularity of 32 Different Cash Card Colors, Insights from Color Psychology -

Tokyo (Friday, June 27, 2008) – Shinsei Bank has analyzed data from over 900,000 of its PowerFlex account holders to find the most popular choice of cash card color from a palette of 32 shades on offer to customers.

"Big Sky", a vibrant shade of blue, proved the most popular color, accounting for over 15% of all cards surveyed. More than 30% of men aged 30 or older have selected this color for their cash card. "Big Sky" is also among the top 3 choices across all female age groups.

The choice of almost a third of men in their 20's, a jet-black color called "Midnight" ranked second place. "Baby Pink," a soft pink shade and the favorite of female customers, rounded off the top three.

According to Mr. Kazuyuki Natori, a color psychology expert at the Japan Color Research Institute, there have been few reliable surveys on color preference conducted on this scale in the past. Shinsei also asked Mr. Natori to share his insights into the meanings expressed by certain colors, as defined in color psychology. Evocative of the ocean and sky, blue is associated with "dreams" and "ideals." According to Mr. Natori, people who choose blue may be inclined to "think of things from a long-term perspective" and "pursue ideals." Black can project a sense of "status", "class" and "dignity." "As an established color in the world of fashion, people may choose black for its sense of stability and security," says Mr. Natori. People who choose black tend to "seek results immediately" and emphasize "substance." Pink, meanwhile, is representative of "femininity."

Shinsei Bank's Retail Banking Group aims to enrich and "color" the lives of customers by providing high value-added products and services. Introduced in June 2005, the cash card available in 32 different colors is just one expression of Shinsei's desire to add color to our customers' banking experience. This data analysis was conducted as part of an ongoing customer research program, which aims to ensure Shinsei's services are fulfilling customers' needs. As of April 2008, the number of PowerFlex account holders had topped 2.2 million.

Summary of Survey Results
Top Five Most Popular Cash Card Colors
(Analysis of data from customers who opened PowerFlex accounts between June 2005 and April 2008)
(n= 918,339 accounts)

Total			Men			Women		
1	Big Sky (blue)	15.6%	1	Big Sky (blue)	21.4%	1	Baby Face (pink)	15.2%
2	Midnight (black)	13.3%	2	Midnight (black)	20.0%	2	Cherry Blossom (pink)	11.2%
3	Baby Face (pink)	7.8%	3	Deep Ocean (blue)	6.2%	3	Big Sky (blue)	8.8%
4	Cherry Blossom (pink)	5.8%	4	Passion Yellow (yellow)	5.5%	4	Rose Pink (pink)	7.2%
5	Passion Yellow (yellow)	5.8%	5	Orange Juice (orange)	4.0%	5	Sunflower (yellow)	6.5%

Males

Females

Correlation between "Cherry Blossom" Color Cards Issued and the Nikkei Stock Index?

The proportion of "Cherry Blossom" pink cards issued increased in April of every year of the period analyzed, the month when the cherry blossoms are in bloom in Japan. Looking at the data over a longer span, there also appears to be a tendency for the percentage of these cards issued to rise and fall in line with the Nikkei stock index. Mr. Natori noted that "surveys conducted elsewhere in the world have suggested that color preferences can reflect larger economic and social trends. While these findings are not scientifically validated, it's interesting to speculate whether customers who choose "Cherry Blossom," a color that has deep cultural significance for the Japanese, are somehow in tune with the movements of the Japanese economy and the seasons, too."



% of "Cherry Blossom" Cards Out of Total Cards Issued
Nikkei Stock Index (Closing)
Cherry Blossom
Nikkei Index (Closing)

The analysis of the relationship between number of cards issued and the Nikkei stock index is based only on colors for which at least 50,000 cards

"Cash Card in a Choice of 32 Colors"

001 Big Sky	002 Air Mist	003 Deep Ocean	004 Twilight
005 Dreamy purple	006 Lilac	007 Wine Red Cocktail	008 Baby Face
009 Cherry Blossom	010 Rose Pink	011 First Rouge	012 Tomato [illegible]
013 Orange Juice	014 Crème Brûlée	015 Sunflower	016 [illegible] Yellow
017 Melon [illegible]	018 Fresh Leaves	019 [illegible]	020 Grasshopper
021 Bamboo	022 Crocodile	023 Indigo Blue	024 Morning Aqua
025 Green Tea	026 Straw Hat	027 Café au lait	028 Mocha Brown
029 Chocolate Caramel	030 White Christmas	031 Royal Grey	032 Midnight



******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 39 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 2 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.




For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank to Reschedule Covered Bond

Tokyo (Tuesday, July 1, 2008) – Shinsei Bank, Limited, today announced that it is withdrawing registration of its forthcoming covered bond issue with the Kanto Local Finance Bureau.

Due to changes in its corporate calendar and internal considerations, Shinsei Bank has deemed it prudent to reschedule the pricing of the covered bond. The Bank registered the bond issue at the bureau on June 11, 2008.

The pioneering issue has been well-received by the market. Shinsei remains committed to this product as an important funding tool and intends to make it part of its funding plans going forward. The Bank believes the covered bond is important not only for Shinsei but for the development of the Japanese bond market as a whole.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and 2 Platinum Centers in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.




For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank to Consolidate its Investments in APLUS

Tokyo (Tuesday, July 1, 2008) – Shinsei Bank, Limited ("Shinsei Bank"), announced today that it will consolidate its investments in APLUS Co., Ltd. ("APLUS") by dissolving its wholly owned subsidiary YMS6 Co., Ltd. ("YMS6"). The investments in APLUS held by YMS6 will be transferred to Shinsei Bank.

1. Reason for Dissolution of YMS6
   YMS6, a wholly owned subsidiary of Shinsei Bank, holds a portion of the Shinsei Bank Group's investments in APLUS. Subsequent to the original investment, Shinsei Bank also directly invested in APLUS on March 26, 2007 and March 28, 2008. Shinsei Bank has decided that it will consolidate the Shinsei Bank Group's entire investment in APLUS into Shinsei Bank through the dissolution of YMS6.

2. Overview of YMS6 and Schedule of Dissolution

Name:	YMS6 Co., Ltd.
Address:	18-16 Shinbashi 1-chome, Minato-ku, Tokyo
President:	Kiyohiro Kiyotani
Business:	Investment in securities
Capital Stock:	100 billion yen
Shareholder:	Wholly owned by Shinsei Bank
Schedule for Dissolution:	Dissolution process will commence on July 31, 2008, and the required filing to dissolve YMS6 will be made thereafter.

3. Overview of Investments in APLUS
   As of June 27, 2008, Shinsei Bank's share in APLUS, including the investments held by YMS6, was 76.7% of voting rights that consists of 156,690,390 common shares and Class-B, C, E and F preferred shares.

4. Impact on Shinsei Bank's Performance
   The dissolution of YMS6 Co., Ltd. does not have an impact on Shinsei Bank's performance on either a consolidated or non-consolidated basis.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and 2 Platinum Centers in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.




INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Details of Stock Option Issues

Tokyo (Thursday, July 10, 2008) — Shinsei Bank, Limited has today determined the specific details of the 22nd issuance of stock options, as approved by a Board of Directors meeting held on June 25, 2008.

		22nd stock acquisition rights
1	Issue date of stock acquisition rights :	July 10, 2008
2	Total number of stock acquisition rights to be issued (Number of shares that can be purchased through the exercise of 1 stock acquisition right:1,000) :	203 stock acquisition rights
3	Class and number of shares that can be purchased through the exercise of stock acquisition rights :	203,000 common shares of the Bank
4	Amount paid for stock acquisition rights :	Free of charge. Payment is not required.
5	Value of assets paid upon the exercise of stock acquisition rights (the "Exercise Price") :	407 yen per share
6	Number of people to whom stock acquisition rights are offered and their details :	Total 43 of employees of subsidiaries of the Bank
7	Exercise period of stock acquisition rights	From July 1, 2010 to June 24, 2018
8	Conditions for exercising stock acquisition rights :	In principle, holders may exercise up to half of their stock acquisition rights between July 1, 2010, and June 30, 2012. However, in certain cases as stipulated in the "Agreement on the Granting of Stock Acquisition Rights," all stock acquisition rights may be executed from the first day of the exercise period.

【Reference】

(1) Date of Board of Directors meeting where resolution was made for proposal to the 8th annual gener meeting of shareholders: May 14, 2008
(2) Date of resolution at 8th annual general meeting of shareholders: June 25, 2008

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and service to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on consolidated basis (as of March 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and Platinum Centers in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activitie to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth an increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Details of Shinsei Bank's Acquisition of GE Consumer Finance Co., Ltd.

Tokyo (Friday, July 11, 2008) – Shinsei Bank, Limited, today announced that it has signed an agreement with GE Japan Holdings, the consumer financial services unit of General Electric Company (GE), to acquire its high-quality Japanese consumer finance business, GE Consumer Finance Co. Ltd. (GECF), and its subsidiaries for an all cash consideration of 580 billion yen from internal funding sources.

1. Reasons for the Acquisition

Through the integration of GE Consumer Finance into its portfolio of businesses, Shinsei Bank is solidifying its position as a leader in consumer finance, providing a bank-sponsored lending model that is sustainable for both lenders and borrowers.

Shinsei expects to realize significant synergies with its existing businesses, including financial synergies based on the combination of its retail banking and consumer finance businesses under one management structure; mid- to long-term synergies from a customer and revenue perspective; and operational and cost based synergies.

2. Method of Acquisition

Consideration: 580 billion yen in cash for equity and debt
Acquiring entities: Shinsei Bank 100%
Other terms of the acquisition:

A grey zone indemnity will be shared between parties as follows:
- grey zone costs up to 203 billion yen: Shinsei Bank
- from 203 to 260 billion yen: Risk sharing between Shinsei Bank and GE
- beyond 260 billion yen: Covered by GE

Shinsei Bank's maximum grey zone liability for assets subject to the indemnity is 206 billion yen and will be fully provisioned for at the closing.

3. Transaction Schedule

Target closing date: by September 30, 2008

4. Impact on Shinsei Bank's Earnings Forecast

Shinsei expects the acquisition to be immediately EPS accretive.

5. Profile of GE Consumer Finance Co., Ltd. (Non-consolidated basis)

(1) Name: GE Consumer Finance Co., Ltd
(2) Representative: Shota Umeda, Representative Director
(3) Location: Minato-ku, Tokyo
(4) Established: October 1994
(5) Major businesses: Personal loans, credit cards, housing loans, sales finance
(6) Fiscal year end period: December
(7) Number of employees: 2,000 (as of March, 2008)
(8) Major locations: Tokyo, Osaka, Nagoya, Yokohama, Sapporo, Fukuoka
(9) Capital: 101.2 billion yen (as of December, 2007)
(10) Number of shares issued: 117,461 common shares
(11) Shareholders composition: GE Japan Holdings. GK (100%)
(12) Financial results:

	Jan 1, 2007 to Dec 31, 2007	Jan 1, 2006 to Dec 31, 2006
Operating income	208.1 billion yen	227.5 billion yen
Net loss	(120.5 billion yen)[1]	(163.2 billion yen)[1]
Total assets	1,022.8 billion yen	1,109.2 billion yen
Net assets	58.3 billion yen	48.8 billion yen
Dividends per share	-	-

Note1: Grey zone provisions of 167.1 billion yen for fiscal year ending Dec 31, 2007 and 156.6 billion yen for fiscal year ending Dec. 31 2006 were included

(13) Subsidiaries of GECF: GE Money Finance Kabushiki Kaisha, GC Yugen Kaisha, Kabushiki Kaisha NC Card Sendai and L-Net Kabushiki Kaisha

6. Profile of the Seller

(1) Name: GE Japan Holdings. GK
(2) Representative: Satoshi Kamimura, Laurence Bates, Thomas M. Clark – Executive Managers
(3) Location: Minato-ku, Tokyo
(4) Established: September 1999
(5) Major business: Holding company of GE's financial services operations
(6) Relationship with Shinsei Bank: N/A

7. Number of Shares of GECF Currently Owned / to be Purchased / Owned After Purchase

(1) Number of shares currently owned 0
(2) Number of shares to be purchased 117,461
(3) Number of shares owned after purchase 117,461

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and 2 Platinum Centers in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

SHINSEI BANK ENTERS INTO AGREEMENT TO ACQUIRE GE'S CONSUMER FINANCE BUSINESS IN JAPAN

Acquisition of High-Quality Business to Redefine Consumer Finance Industry in Japan

TOKYO, Japan – July 11, 2008: Shinsei Bank, Limited (TYO:8303), today announced that it has signed an agreement with GE Japan Holdings, the consumer financial services unit of General Electric Company, to acquire its high-quality Japanese consumer finance business, GE Consumer Finance Co. Ltd., and its subsidiaries for an all cash consideration of 580 billion yen from internal funding sources.

Under the terms of the agreement, Shinsei Bank will acquire the total assets of the personal loan portfolio that operate under the well-established Lake brand, as well as the credit card and mortgage businesses. Shinsei expects the acquisition to be immediately EPS accretive.

This transaction reflects a unique strategic opportunity to redefine and modernize the Japanese consumer finance industry by adding an experienced, highly-regarded management team and a robust brand representing 2.2 million new accounts from 1,138 branches and total loans outstanding of 884 billion yen [as of December 31, 2007] to Shinsei's award-winning retail bank and existing consumer finance platform. In particular, the Lake brand brings to Shinsei a business with strong credit performance and low default rates. Shinsei expects to realize significant synergies with its existing businesses, including:

- Financial synergies based on the combination of our retail banking and consumer finance businesses under one management structure;
- Mid- to long-term synergies from a customer and revenue perspective, and;
- Operational and cost based synergies – e.g., secure, low-cost and highly flexible IT platform

In December 2006, the Japanese Diet made legislative changes regarding consumer loan interest rates that have had a significant impact on the consumer finance industry. Through the integration of retail and consumer finance businesses into one strategic pillar, Shinsei is well-positioned to redress the compressed margins and funding challenges created by legacy grey zone liabilities. Through the addition of GE Consumer Finance to its portfolio of businesses, Shinsei is solidifying its position as a leader in consumer finance, providing a bank-sponsored lending model that is sustainable for both lenders and borrowers.

As part of the acquisition, Shinsei Bank is managing risk by containing legacy grey zone liabilities through a combination of substantial reserves and a seller's indemnification clause in the purchase agreement that limits exposure to potential loss positions. According to the indemnity arrangement, Shinsei Bank will assume the initial first loss position of up to 203 billion yen. Shinsei will then share with GE potential losses from 203 billion yen to 260 billion yen, after which GE will cover any additional losses. Shinsei intends to fully provision for its share of grey zone liabilities, including a small portfolio

not covered by the indemnity at the closing. Shinsei Bank's maximum grey zone liability for assets subject to the indemnity is 206 billion yen and will be fully provisioned for at the closing.

Thierry Porté, President and CEO of Shinsei Bank, commented on the transaction: "*This acquisition is a critical next step in our pioneering approach to redefine consumer finance in Japan. We're acquiring a high-quality portfolio with a great management team, solid customer base built on a strong brand while also providing value to our shareholders. By integrating GE's consumer finance business into an innovative model that is buttressed by our award-winning retail bank, best-in-class corporate governance, compliance, risk management and IT expertise, Shinsei is uniquely positioned to be a game changer in this industry.*"

The transaction is subject to closing conditions, including regulatory approvals, and is expected to be completed in the second quarter ending September 30, 2008.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and 2 Platinum Centers in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Monday, July 14, 2008) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change.

Effective on July 14, 2008

	New Position	Former Position
Akira Ito	Representative Statutory Executive Officer, Senior Managing Executive Officer, Head of Corporate Governance Group, and General Counsel	Representative Statutory Executive Officer, Senior Managing Executive Officer, Head of Corporate Governance Group, General Counsel, and GM of Office of Regulatory Relations

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and 2 Platinum Centers in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Launch *Adagio My Goal* Investment-Based Annuity Insurance with Investment Target Function

Tokyo (Thursday, July 24, 2008) – Shinsei Bank, Limited, today announced that it will begin sales of "Adagio My Goal," an investment-based annuity insurance product[1], at its network of branches from Wednesday, August 6, 2008.

Adagio My Goal allows customers to set their own investment target and lock in this target amount once it is reached, after at least five years have elapsed since the contract date. Even if the target is not achieved, the plan guarantees a minimum basic insurance amount (equivalent to a one-time premium contribution), subject to certain conditions. With no initial contract fees, all premiums are invested directly in an internationally diversified balanced fund, offering customers risk diversification as they work towards a clear investment target.

Shinsei initially began offering the Adagio series in October 2002, shortly after it first became possible for Japanese banks to sell individual annuity insurance products, and the series has enjoyed enduring popularity since.

__Main Features of Adagio My Goal__

(1) **Ability to automatically lock in investment gains once targets are met**
Upon entering the plan, customers choose an investment target corresponding to 120%, 130%, 140%, or 150% of the basic insurance amount (equivalent to the one-time premium contribution). If the accumulated amount of the investment reaches this target during the investment term after at least five years have passed since the contract date, investment gains are automatically fixed. This fixed amount may be received as a lump sum or as an annuity (a fixed annuity, a whole life annuity with guaranteed term or a joint-life annuity with guaranteed term). Customers also have the option not to set an investment target, and may set or change the target during the investment term.

(2) **Internationally diversified investment in balanced fund**
With no initial contract fee to pay, all premiums are invested in a special account. This is managed as a balanced fund making internationally diversified investments in Japanese equities, overseas equities (with foreign exchange hedging), Japanese bonds and overseas bonds, aiming to provide steady asset growth towards customers' individual investment targets.

(3) **Minimum total annuity guarantee**
Even if the accumulated investment amount falls short of the basic insurance amount (equivalent to the one-time premium contribution) after a term of 10 years, the basic insurance amount is guaranteed as a fixed annuity to be paid over 15 years. If, at the end of a 10-year investment term, the investment target has not been reached but the accumulated investment amount is more than the basic insurance amount, customers can choose to receive the accumulated investment amount as a lump sum or as an annuity (a fixed annuity, a whole life annuity with guaranteed term or a joint-life annuity with guaranteed term).

Shinsei Bank's retail banking services aim to enrich and "color" the lives of our customers by providing them with high value-added products and services.

※Please refer to the attachment for further details.

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and 2 Platinum Centers in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

[1] Official product name: Variable annuity Type II 2003, Guaranteed Annuity with Target Setting Function 1015 Rider. / Underwriter: Hartford Life Insurance K.K.)

Attachment

Adagio My Goal (Variable annuity Type II 2003, Guaranteed Annuity with Target Setting Function 1015 Rider)

Contract Conditions	
Age for eligibility	0 to 80 years old (80th birthday)
Premium payment method	One-time premium contribution
Basic insurance sum (One-time premium contribution)	¥2,000,000 - ¥300,000,000 (in units of ¥1) * If other Hartford Life insurance contracts are held, the aggregate amount may not exceed ¥500,000,000
Cooling-off	Applicable
Investment term	10 years
Annuity type	Fixed annuity (15 years) with minimum guarantee * Other annuity types are available when converting to annuity.
Increases	At least ¥1,000,000 (in units of ¥1)
Special Account	
Special account name / Investment trust name	Global Asset H8 SS / State Street Global Balance 40VA (limited to qualified institutional buyer) Investment company: State Street Global Advisors (Japan) Co., Ltd.
Fund allocation	Japanese equities – 10% / Foreign equities (with FX hedging) – 30% / Japanese bonds – 25% / Foreign bonds – 35%

Annuity		
When accumulated amount exceeds investment target		
When converting to annuity	Conditions	Converted to fixed annuity if the accumulated amount exceeds the designated amount (investment target) during the period beginning on the policy anniversary five years after the contract date and ending at the end of the preceding day of policy anniversary 10 years after contract date.
	Target amount	Basic insurance amount x designated percentage
	Designated percentage	When concluding the contract, the policyholder will choose one of the following: (1) 120%; (2) 130%; (3) 140%; (4) 150% * No designation is also allowed.
After conversion to annuity	Annuity type	Fixed annuity
	Payment period	10 years
When accumulated amount is less than investment target or investment target has not been set		
When converting to annuity	Conditions	If the date for the commencement of annuity payments arrives and the accumulated amount has not reached the investment target as of the preceding day, or if an investment target has not been set, the basic insurance amount will be converted to a fixed annuity with a minimum guarantee, with the basic insurance amount as the aggregate minimum guaranteed amount.
After conversion to annuity	Annuity type	Fixed annuity with minimum guarantee
	Payment period	15 years

Payment on death of the insured	
Death benefit amount	The larger of the following as of the date of death of the insured will be paid as the death benefit. (1) Basic insurance amount (minimum guaranteed amount in case of death) (2) Accumulated amount in special account
Death benefit amount in case of man-made or natural disaster	A 20% death benefit will be added to the basic insurance amount as of the date of death of the insured.
Payment method	Lump sum payment / Annuity / Deferred payment / Contract taken over by spouse

《Main risks》

Under the Adagio My Goal plan, the basic insurance amount (one-time premium contribution) is managed in a special account. During the investment term, this account will invest in domestic and foreign equities and bonds, primarily through investment trusts. The accumulated amount and the future annuity amount will rise or fall based on the investment performance.

There is therefore a possibility of a loss resulting from falls in equity or bond prices, or foreign exchange rate movements that cause the accumulated amount and redemption amount upon surrender to fall below the amount of the premium payment.

The risks associated with such movements in securities prices and foreign exchange rates are those of the policyholder.

* The special account is an account for the management and investment of assets related to investment-based annuity insurance. These assets are segregated, and managed and invested independently from assets related to other types of insurance.

《Expenses to be borne by the customer》

The total commissions for this product are the sum of the fees during the investment term (insurance-related fee and investment-related fees) and the fees during receipt of the annuity (annuity management fee) as shown below. For certain customers, however, an additional surrender / partial redemption fee may apply.

Upon enrollment:	
Initial contract fee	None
During investment term: * During the investment term, the following fees (calculated as 1/365 of the annual rate) will be deducted daily from the accumulated amount.	
Insurance-related fee	Fees required for the establishment or maintenance of the contract, and for the payment of the death benefit or death benefit amount in case of man-made or natural disaster. A fee of 2.55% p.a. on the total assets in the special account will be deducted.
Investment-related fee	Fees required for the operation of the special account. About 0.5195% p.a. (0.50% p.a. plus tax) on the investment trust assets will be deducted as an investment trust management fee for the investment trusts in which the special account primarily invests. * The exact amount and percentage rate of

	investment-related fees other than the investment trust management fee (investment trust operational processing fees, securities brokerage commissions, taxes including consumption tax, etc.) are difficult to determine prior to their occurrence, and therefore cannot be shown in these amounts and expenses. * Investment-related fees are subject to change depending on future changes in investment methods, changes in the amount of invested assets, etc.
While receiving annuity:	
Annuity management fee	Fees incurred in the administration of annuity payments. During the period the annuity is being received, 1% of the annuity amount will be deducted from the policy reserve. * Subject to change.
Upon surrender / partial redemption:	
Surrender / Partial redemption fee	Applicable when the policy is surrendered or partially redeemed within seven years of the contract date (or of the date of increase in cases where the basic insurance amount has been increased). The surrender / partial redemption fee will range from 7% to 1% of the surrender / partial redemption deduction amount* depending on the period elapsed since the contract date, and will be deducted from the accumulated amount of the contract cancellation date / requested partial redemption amount.

* The surrender / partial redemption deduction amount is the one-time premium contribution in the case of surrender, and in the case of partial redemption, the lesser of the requested redemption amount or the one-time premium contribution. In cases where there has been a previous partial redemption, the amount deducted for that redemption will be deducted from the one-time premium contribution.

Insurance products

- Please refer to the "product brochure," "documents exchanged prior to concluding a contract (contract overview / cautionary notes)," and "contract guide and stipulations" when considering an insurance product.
- The decision on whether or not to conclude a contract for an insurance product will have absolutely no effect on a customer's other transactions with Shinsei Bank.
- Please contact the underwriting insurance company or Shinsei Bank immediately when an event occurs that is eligible for an insurance payment or benefit under the terms of the contract. Please refer to the "product brochure," "documents exchanged prior to concluding a contract (contract overview / cautionary notes)," and "contract guide and stipulations" for the respective product to determine whether an insurance payment, benefit, etc. may or may not be paid.
- Insurance products are underwritten by an underwriting insurance company. They are not a bank deposit, and are therefore not covered by deposit insurance or the Investor Protection Fund. Neither the principal nor interest is guaranteed by Shinsei Bank.
- In the case of bankruptcy of the underwriting insurance company, protective measures will be taken by the Life Insurance Policyholders Protection Corporation of Japan, but the full amount of the contracted annuity, insurance payment or benefit may not be paid.
- There may be cases in which Shinsei Bank is prohibited under the Insurance Business Law from accepting an application for an insurance product because of the customer's place of employment or status of loan applications to Shinsei Bank.
- The representative of Shinsei Bank (the life insurance salesperson) is an intermediary for the conclusion of an insurance contract between the customer and the underwriting insurance company, and does not have authority as an agent to conclude insurance contracts. Accordingly, insurance policies become effective when the underwriting insurance company has approved the contract application made by the customer. Shinsei Bank does not guarantee the ability of the underwriting insurance company to make payments under the contracted product.
- For further details, please consult with a life insurance salesperson accredited as a variable insurance salesperson for the respective product.

Shinsei Bank Ltd. / No. 10 Registered financial institution of Kanto Local Finance Bureau
Member of Japan Securities Dealers Association / The Financial Futures Association of Japan



INFORMATION



For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Reports Consolidated Financial Results for the First Quarter Ended June 30, 2008

Tokyo (Wednesday, July 30, 2008) – Shinsei Bank, Limited, a leading diversified Japanese financial institution, today announced consolidated net income of 10.8 billion yen for the first quarter ended June 30, 2008, compared to a consolidated net income of 31.2 billion yen reported in the first quarter ended June 30, 2007. Consolidated cash-basis* net income in the first quarter ended June 30, 2008, was 13.4 billion yen, compared to 33.9 billion yen in the first quarter of the previous fiscal year. Improved results in the Individual Group, which combines retail banking and consumer finance, helped offset the weaker results in the Institutional Group's Institutional Banking business.

"We expect another challenging year in fiscal year 2008 due primarily to the continuation of difficult global markets, but we believe we have made the right choices for future growth by strategically focusing our business around the customer," said Thierry Porté, President and CEO of Shinsei Bank. "While the Institutional Group was directly impacted by the global market turmoil, the Individual Group continues to add customers and performed well overall positively contributing to earnings."

Highlights of Consolidated Financial Results

(Billions of U.S. dollars**/JPY Billions except per share amounts)

	2008.4-6 $US	2008.4-6	2007.4-6	Change %
Total Revenue	0.57	61.0	76.5	-20.3%
General and Administrative Expenses	0.38	40.9	37.3	+9.7%
Expense-to-Revenue Ratio	67.2%	67.2%	48.8%	-
Ordinary Business Profit	0.18	20.0	39.1	-48.9%
Net Income	0.10	10.8	31.2	-65.2%
Cash Basis* Net Income	0.12	13.4	33.9	-60.4%
Diluted Net Income Per Share ($US/JPY)	0.05	5.53	17.26	-68.0%
Cash Basis* Diluted Net Income Per Share ($US/JPY)	0.06	6.86	18.78	-63.5%
ROA	0.4%	0.4%	1.1%	-
ROE (Fully Diluted)	6.1%	6.1%	19.3%	-
	2008.6 $US	2008.6	2008.3	Change %
Total Assets	118.5	12,532.6	11,525.7	+8.7%
Diluted Equity Per Share ($US/JPY)	3.43	363.15	364.35	-0.3%
Total Capital Adequacy Ratio	12.01%	12.01%	11.74%	-
Tier I Capital Ratio	7.58%	7.58%	7.37%	-
Non-Performing Loan Ratio***	0.64%	0.64%	0.95%	-

* Cash-basis figures are calculated by excluding amortization and impairment of goodwill and other intangible assets, net of tax benefit.
** U.S. dollar amounts have been calculated at JPY 105.68 to $1.00, which was the approximate exchange rate at June 30, 2008.
*** Non-performing loan ratio under the Financial Revitalization Law on a non-consolidated basis.

Balance Sheet: Continued Growth Supported by Capital Strength
Shinsei Bank's **total assets** increased 8.7% from 11,525.7 billion yen at March 31, 2008, to 12,532.6 billion yen at 30, 2008. The higher balance was due mainly to an increase in securities and call loans. The balance of secu increased 30.7% from 1,980.2 billion yen at March 31, 2008, to 2,587.9 billion yen at June 30, 2008. The rise is mainly to an increase in Japanese National Government bonds. Call loans increased from a zero balance at Marc 2008, to 315.3 billion yen as we looked to leverage arbitrage opportunities in the money market.

Total deposits and negotiable certificates of deposit increased 302.4 billion yen or 5.2% to 6,109.1 billion yen i first quarter, compared to March 31, 2008. Shinsei Bank places a high level of importance on the stable and low funding available through deposits from retail and institutional customers. The retail and institutional deposit bala stood at 4,115.7 billion yen and 1,993.3 billion yen, respectively, at June 30, 2008.

Shinsei Bank's **capital ratios** improved with a **Tier I capital ratio** of 7.58% and a **total capital adequacy ratio** of 12 at June 30, 2008, on a Basel II basis.

Income Statement: Lower Revenues Due to Unstable Markets Presents Challenge
Total revenue in the first quarter ended June 30, 2008, was 61.0 billion yen or down 20.3% compared to the same p of the previous fiscal year as the stronger results of the Individual Group were not enough to offset the weaker resu our Institutional Group that were impacted by mark-downs related to European asset-backed investments asset-backed securities.

General and administrative expenses increased to 40.9 billion yen due mainly to the inclusion of Shinki's expe from the second half of fiscal year 2007. The expense-to-revenue ratio this first quarter was 67.2%, compared to a ra 48.8% in the first quarter of the previous fiscal year. The increase in this ratio is due mainly to the lower revenues a have been able to keep costs down due to our efforts to improve operating efficiency.

Net credit costs decreased 1.1 billion yen or 12.1% year on year to 8.3 billion yen due mainly to higher credit recove

Amortization of goodwill and other intangible assets associated with the acquisition of consumer and comme finance companies was 2.9 billion yen for the first quarter ended June 30, 2008, compared with 3.0 billion yen in the s period of the previous fiscal year.

Other gains of 6.2 billion yen were recorded this first quarter due mainly to the sale of the Meguro Production Ce compared to 19.2 billion yen recorded in the same period of the previous fiscal year due mainly to the sale of Life Hou Loan Co., Ltd.

Minority interests in net income of subsidiaries in the first quarter of this fiscal year amounted to 4.2 billion yen largely to dividends paid on perpetual preferred securities and minority interests relating to APLUS' prefe shareholders.

As a result, **consolidated net income** in the first quarter ended June 30, 2008, was 10.8 billion yen, compared **consolidated net income** of 31.2 billion yen in the same period of the previous fiscal year. In addition, **consolid cash basis net income** was 13.4 billion yen this first quarter compared to 33.9 billion yen in the previous first quarte

Business Pillar Results

Institutional Group: Loan and Deposit Demand Steady But Unstable Markets Impacted Results

The Institutional Group includes the Institutional Banking business and Showa Leasing.

The Institutional Group continued to see steady demand for loans as higher balances of specialty finance and other product loans offset the lower balance of corporate loans. In addition, deposits and debentures were up in the first quarter of this fiscal year compared to the end of last fiscal year.

Total revenue was 22.7 billion yen in the first quarter of this fiscal year, compared to 40.9 billion yen in the previous first quarter. The lower revenue was primarily the result of the lower revenues associated with the Institutional Banking operations, including mark-downs related to European asset-backed investments and asset-backed securities. There were no material mark-downs of U.S. residential mortgage securities in the first quarter of this fiscal year.

Ordinary business profit in the first quarter of this fiscal year was 6.1 billion yen, compared to 25.1 billion yen in the same period of the previous fiscal year due to the above reasons and higher costs as Shinsei added employees to expand the scale of its operations. **Ordinary business profit after net credit (recoveries) costs** declined from 27.5 billion yen in the same period of the previous fiscal year to 6.8 billion yen due mainly to the reasons discussed above.

Individual Group: Improved Results While Continuing to Add Customers

The Individual Group consists of the Retail Banking business as well as the subsidiaries APLUS, Shinki and Shinsei Property Finance.

Loans, which include retail banking and consumer finance loans, continued to grow in the first quarter of this fiscal year compared to the end of last fiscal year, due mainly to an increase in housing loans that grew 8.1% on March 31, 2008, to 876.9 billion yen at June 30, 2008, supported by an increase in housing loan customers that now exceed 43,000. Assets under management, which include retail deposits and debentures as well as mutual funds and variable annuities, were also up in the first quarter and now exceed 5.2 trillion yen. Customers in the Individual Group now number about 11 million that include more than 2.2 million retail bank account holders.

Total revenue increased to 36.0 billion yen in this first quarter, compared to 33.2 billion yen in the first quarter of the previous fiscal year. Total revenue increased year on year due in part to the performance of the Retail Banking operations that had its best quarter in over two years. Shinki also made progress and has been profitable every quarter since we made it a subsidiary from the second half of the previous fiscal year. Finally, APLUS' revenues have been in line with our projections as they have tightened their credit screening to focus on quality assets while collections remain strong.

Ordinary business profit in the first quarter was 12.2 billion yen, compared to 11.5 billion yen in the first quarter of the previous fiscal year. The increase in **ordinary business profit** was due to the lower expenses at APLUS and improvements in Retail Banking as well as the inclusion of revenues from Shinki this first quarter.

Ordinary business profit after net credit costs was 3.2 billion yen this first quarter, compared to an **ordinary business loss after net credit costs** of 0.4 billion yen in the first quarter of the previous fiscal year, due to the substantial improvements in Retail Banking compared to the last couple quarters, APLUS that was able to reduce credit costs due to its prudent credit screening policy and especially Shinki, which has returned to profit since we made it a subsidiary from the second half of the previous fiscal year.

Acquisition of GE Consumer Finance

To bolster our operations in consumer finance, which presently includes APLUS and Shinki, Shinsei announced on
11, 2008 that it will acquire operating assets of about 800 billion yen that include the personal loan, mortgage and
card operations of GE Consumer Finance (GECF) for 580 billion yen which will be funded largely by retail deposits
deal is expected to be closed by September 30, 2008 and start to contribute to Shinsei's earnings from October 200

"The acquisition of GE Consumer Finance with its strong portfolio, brand and management, will allow us to strengthe Individual Group significantly and is expected to have a major impact on our earnings," said Thierry Porté, Presiden CEO of Shinsei Bank. "This marks an important step towards the execution of our new strategy."

Shinsei believes this acquisition will increase shareholder value for three main reasons. First, this is a transformat acquisition of a high quality reasonably priced portfolio, brand and management that we believe will redefine consumer finance industry in Japan. Second, there is significant upside potential as GECF will immediately be accr to earnings with downside protection ensured through a fully provisioned grey zone liability at closing combined w solid GE indemnity. Third, the addition of GECF to our existing consumer finance operations is expected to enh synergies with our retail operations which together are operated under one management structure in our Indiv Group.

While we are expecting another challenging year due to the continuing difficult global market turmoil that has impa our Institutional Group, the Individual Group has performed well with substantial improvements achieved in R Banking, APLUS and Shinki. The addition of GECF will also have an immediate positive impact on the Individual G and provide more balance with the Institutional Group. At the same time, our financial stability remains solid and we been able to contain costs and will continue to focus on optimizing our operations going forward.

Forecast for Fiscal Year 2008

Our expectation for our Retail Banking operations to break even, Shinki to return to profit and APLUS to improve o strong positive results it recorded in the previous fiscal year, remain unchanged. On the other hand, we expec Institutional Group to be negatively impacted by the global turmoil in the markets, but the acquisition of GE Consu Finance to be accretive to earnings. As a result, Shinsei has decided not to change its consolidated and non-consolid forecasts for net income for the fiscal year ending March 31, 2009.

A conference call will be held in English on Thursday, July 31, 2008 at 9:00 PM (Tokyo)/8:00 AM (EST)/1:00 (London)/2:00 PM (Continent). The presentation to be used for the conference call will be posted on Shinsei B website after 4:00 PM on Thursday, July 31, 2008.

To download the "First Quarter Financial Results 2008/6" please go to
http://www.shinseibank.com/investors/en/ir/financial_info/quarterly_results_2008/quarterly_results_2008.html

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to institutional and individual customers. The Bank has total assets of 12.5 trillion yen (US$118 billion) on a consolidated basis (as of 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and 2 Platinum Centers in Japan. Shinsei Bank dem uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Launches Retirement Benefit Investment Campaign

Tokyo (Friday, August 1, 2008) - Shinsei Bank, Limited, has launched a "retirement benefit investment campaign" targeting new and existing PowerFlex account holders aged between 50 and 69 years of age. Customers who take advantage of this campaign and invest at least 5 million yen in selected investment trusts, structured deposits and other investment products will be able to deposit up to the same amount in a 3-month yen time deposit with a preferential interest rate of 7% (5.6% after tax). Customers must invest at least 5 million yen each in both eligible campaign investment products and the yen time deposit (for a total minimum investment of 10 million yen) at the same time.[1] The campaign will run from Friday August 1 to Sunday November 30, 2008.

The campaign is ideal for customers who may have had relatively few opportunities to actively manage their assets before retirement. Through this campaign, Shinsei Bank hopes to encourage these customers to become more familiar with asset management, and help them use their retirement benefit to enjoy a more fulfilling later life.

Shinsei Bank's retail banking services aim to enrich and "color" the lives of our customers by providing them with high value-added products and services.

Overview of the Retirement Benefit Investment Campaign

Campaign period:	From 09:00 on Friday, August 1, 2008, to 21:00 Sunday November 30, 2008[2].
Eligible customers:	Those who meet the following conditions: (1) PowerFlex account holders (including those who open an account during the campaign period) (2) Aged between 50 and 69 at the time of application (There is no need to present proof of retirement at the time of application)
Details:	During the "campaign period," eligible customers who invest a total of at least 5 million yen in the campaign products listed below are entitled to deposit up to the same amount of money in a 3-month yen time deposit which will receive a preferential interest rate of 7% (5.6% after tax). Customers must invest at least 5 million yen each in both eligible campaign investment products and the yen time deposit (for a total minimum investment of 10 million yen) at the same time.[1]
Eligible Investment Products:[3]	(1) Structured deposits (Powered Teiki Plus / Powered Teiki Three) (2) Any investment trust (excluding MMF/Switching)

[1] There is no limit to the number of times a customer may apply for eligible investment products and yen time deposits as a set plan during the campaign period. There is no maximum investment limit. If using the Internet, customers may apply for the yen time deposit any time during the same month that they invested in eligible investment products.
[2] Applications at branches can only be made up until the end of business hours on Sunday 30 November, 2008.
[3] Amounts invested in investment trusts will be calculated as the subscription plus fees applicable at the time of subscription. Please check at a branch or with our call center (Shinsei *PowerCall*) for other investment products.

Sales channels:	Available through branches, Internet banking (Shinsei *PowerDirect*) and our Call Center (Shinsei *PowerCall*)

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 12.5 trillion yen (US$118 billion) on a consolidated basis (as of June 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and 2 Platinum Centers in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Regarding structured deposits

- Structured deposits include forward foreign exchange transactions, and financial and other derivative transactions.
- When a customer requests an early redemption and Shinsei Bank deems the reason to be unavoidable, the early redemption will be allowed, but the amount paid to the customer will have an early redemption penalty subtracted from the principal. This penalty will be calculated using Shinsei Bank's designated calculation method, and will correspond to the amount required to restructure the deposit from the early redemption date to the original maturity date, and other associated costs. As a result, the amount paid upon redemption may be less than the original principal amount, and depending on market conditions, may be significantly less than the original principal.
- For dual-currency time deposits made in yen ("Powered Teiki Plus")) and yen time deposits with a dual currency-type currency option ("Powered Teiki Three"), when the actual market rate two business days prior to maturity represents a stronger yen than in the special provision trigger rate, the funds to be paid at maturity will be converted to the "foreign currency" at the special provision trigger rate determined in advance, and deposited to an ordinary foreign currency deposit (i.e. will not be converted at the market rate). In these instances, the conversion will be made with less favorable conditions than if the conversion to "foreign currency" had been made at the prevailing market rate. In addition, if the funds paid at maturity are paid in the "foreign currency" and subsequently converted to yen, exchange rate movements may result in the yen amount received being less than the original yen principal amount. Furthermore, even if the exchange rate is unchanged, the TTB rate (the market rate for converting foreign currency to yen), which includes a foreign currency commission (in principle, ¥1 per unit of foreign currency), will be applied, and as a result the yen amount received from the conversion of "foreign currency" may be less than the original yen principal amount. Deposit insurance ceases to apply when foreign currency is received upon maturity.
- When purchasing these products, please confirm the details with the explanatory materials at a branch (documents exchanged prior to the conclusion of a contract) and a Shinsei Bank employee. The customer bears full responsibility for understanding the content and making the decision to purchase these products.

Regarding investment trusts

- Investment trusts are sold by Shinsei Bank, and investments are managed by an investment trust trustee (asset management company).
- Investment trusts are subject to a loss of principal (reference price fluctuation risk) due to the following risks. Investment profit and loss is entirely that of the customer purchasing the investment trust.
  - ◎ Price fluctuation risk – risks including fluctuations in the reference price of the fund itself, price

fluctuations in the securities held in the fund, and exchange rate fluctuations.

◎ Issuer's (or guarantor's) credit risk – credit risk associated with the issuer of the securities, etc. held in the fund.

- The following commissions and expenses are borne either directly or indirectly by the customer purchasing an investment trust.
  Note: The amounts shown are the maximum amounts for the various products handled by Shinsei Bank as of August 1, 2008. Commissions and expenses vary by product, so please confirm the exact amounts in the prospectus (including supplementary materials) prior to purchasing the product.
  Upon purchase: A purchase commission (maximum of 3.15%) will be applied.
  During the investment period: An investment trust fee or management fee (maximum of 3.0% p.a.) and other expenses arising during the investment trust period (audit expenses, performance bonuses, fees charged by invested funds, etc.) will be applied. As these fees are tied to the investment performance, the rates and maximum fees cannot be indicated in advance.
  Redemption fees: A fee based on the amount of trust asset holdings (maximum of 1.0%) and a redemption commission (maximum of 3.0%) will be applied.
- An investment trust is not a bank deposit, and therefore its investment performance fluctuates depending upon various factors including the market environment. Accordingly, neither its principal nor yield are guaranteed, and the unit price may fall below the original principal, depending on its performance.
- An investment trust is not a bank deposit. Therefore, it is not covered by deposit insurance. Furthermore, an investment trust purchased at a bank is not covered by the Investor Protection Fund.
- When redeeming an investment trust, the receipt of the redemption payment may require a considerable amount of time because some investment trusts have a closed period for redemption.
- At Shinsei Bank, the only accepted redemption method of investment trusts domiciled in Japan is a "redemption request" (*kaiyaku-seikyu*). Therefore, a "repurchase request" (*kaitori-seikyu*) will not be accepted.
- When applying to purchase an investment trust, please make your own judgment by reviewing the prospectus (including supplementary documents) in advance or at the time of purchase and confirming its details. The prospectus (including supplementary documents) is available at Shinsei Bank branches or via the Internet (Shinsei *PowerDirect*). We will also send them to you by mail on request. The prospectus (including supplementary documents) for investment trusts offered exclusively via the Internet can only be obtained via Shinsei *PowerDirect*.

Shinsei Bank Ltd. / No. 10 Registered financial institution of Kanto Local Finance Bureau
Member of Japan Securities Dealers Association / The Financial Futures Association of Japan



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Partners with So-net M3

- Providing information on financial products and services directly to medical professionals -

Tokyo (Friday, August 1, 2008) - Shinsei Bank, Limited, has announced that it will establish a business alliance with So-net M3, Inc. ("So-net M3"), a leading Japanese provider of medical and lifestyle-related information over the internet. So-net M3 operates m3.com, one of the biggest portal sites exclusively for people working in the medical profession in Japan with 165,000 doctors among its registered users. Through this partnership, Shinsei will promote its banking and asset management services to the m3.com user base, while So-net M3 will be able to offer new levels of convenience to its customers.

From August 1, 2008, Shinsei will begin providing information on its range of financial products and services via QOL-kun[1], an m3.com service that offers lifestyle-related information tailored to people working in the medical profession. m3.com members will be able to access Shinsei Bank's homepage directly from the site and apply for a *PowerFlex* account over the internet. In the future, Shinsei plans to award m3 points exchangeable for various benefits and offer other incentives to m3.com members who use the Bank's services.

In addition to its branch network, Shinsei offers free internet (Shinsei *PowerDirect*), mobile (Shinsei *MobileDirect*) and telephone (Shinsei *PowerCall*) banking services with its *PowerDirect* bank account, empowering customers to bank "anytime, anywhere." Shinsei believes the full range of information and financial products that it offers over this convenient, multi-channel banking platform represents an ideal solution for busy medical professionals.

Overview of Service

Service start:	August 1, 2008
Service content:	Links to Shinsei *PowerDirect* application page, provision of information on financial products and services
Target users:	Medical professionals who are registered on m3.com (Total: 400,000 users of whom 165,000 are doctors; as of June 2008)

[1] The QOL-kun 'net concierge' is an m3.com service that provides QOL-related ('quality of life') information tailored to people working in the medical profession. The information provided covers topics including job-changing, private practice set-up, management and finance.

Shinsei Bank Site on m3.com (image)








m3.com Concierge
トップ m3.com 医師募集情報 掲示板(医師専用)
m3ポイント | 会員情報変更 | ヘルプ | ログアウト
受信連絡内容
大迫 一弘
新生銀行
新生銀行
削除する
新生銀行をご登録いただき、ありがとうございます。 - 2008/07/23
今回の資料:
口座開設の方法
インターネットで口座開設を申し込む
口座開設はこちらから
店頭で口座開設する場合
電話（フリーダイヤル）で口座開設を申し込む

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 12.5 trillion yen (US$118 billion) on a consolidated basis (as of June 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and 2 Platinum Centers in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Monday, August 11, 2008) --- Shinsei Bank, Limited ("Shinsei Bank"), today announced the following organizational changes:

In the Individual Group, the Direct Banking Division will be integrated into the Platinum Banking Division, and the resulting new division will be renamed the "Retail Sales and Distribution Division."

The Retail Business Strategy Division will be dissolved and its functions integrated into the Retail Business Division.

Effective date: August 18, 2008

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 12.5 trillion yen (US$118 billion) on a consolidated basis (as of June 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and 2 Platinum Centers in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Plans Move to New Nihonbashi Headquarters

- Realizing significant cost and space efficiencies and a lighter environmental footprint -

Tokyo (Friday, September 5, 2008) — Shinsei Bank, Limited, is negotiating with Nomura Real Estate Development Co., Ltd., to become the principal tenant of its landmark Nihonbashi Muromachi Nomura Building. Construction began today on the 21-story building, which will incorporate state-of-the-art security, quake-proofing and environmental technology. Slated for completion in September 2010, the building would house Shinsei Bank's core institutional and individual operations and subsidiaries, as well as a retail banking outlet. Now undergoing extensive redevelopment, the Nihonbashi district is a historic commercial and financial center that has become one of the most desirable locations in Tokyo.

"*In relocating to Nihonbashi, Shinsei would be moving to a prestigious building in the financial center of Japan,*" said Thierry Porté, President and CEO of Shinsei Bank. "*This strategic move would position Shinsei to deploy assets and staff more effectively as part of a broader realignment of our front- and back-office operations. Through efficient use of space and deployment of the latest in IT infrastructure, we would realize important cost savings while providing our employees with user-friendly and up-to-date facilities.*"

The new building would also significantly lighten Shinsei's environmental footprint in line with the bank's efforts to achieve sustainable business growth. Sophisticated air-conditioning systems would allow temperature control at a smaller unit level while specially designed exterior fins regulate the amount of sunlight entering the building and keep internal temperatures consistent. As a result of these and other innovative features, Shinsei estimates that it would significantly cut energy consumption compared with its current headquarters building.

The headquarters relocation follows Shinsei's announcement in March 2008 that it sold its current headquarters in Tokyo's Chiyoda ward.

Building Overview

Name	Nihonbashi Muromachi Nomura Building
Location	Nihonbashi Muromachi 2-chome, Chuo-ku, Tokyo
Completion	September 2010 (planned)
Principal Builder	Nomura Real Estate Development Co., Ltd.
Structure	Steel construction (part steel-reinforced concrete, part reinforced concrete)
Number of floors	21 above-ground floors, 5 underground floors, 1 penthouse floor
Site area	2,744.341 ㎡
Total floor area	46,249.03 ㎡

Overview of Shinsei Bank Headquarters Space (planned)

Floor space	17,805.8 ㎡
Floors occupied	B1, 1F, 8F – 21F
Building tenants	Shinsei Bank and affiliated subsidiaries
Scheduled start of occupancy	November 2010 (tentative)



Image of Nihonbashi Muromachi Nomura Building when completed

*****

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and service to both institutional and individual customers. The Bank has total assets of 12.5 trillion yen (US$118 billion) on consolidated basis (as of June 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and Platinum Centers in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activitie to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth an increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



SHINSEI BANK

RIGHT CHOICES

Annual Report 2008

For the fiscal year ended March 31, 2008

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of ¥11.5 trillion ($115 billion) on a consolidated basis (as of March 2008) and a network of 39 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 2 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

FORWARD-LOOKING STATEMENTS

[illegible] forward-looking statements. These statements appear in a number of places in this annual report [illegible] of our officers with respect to [illegible] of the Bank and its subsidiaries. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Our forward-looking statements are not a guarantee of future performance and involve risks and uncertainties. Actual results may differ from those in such forward-looking statements as a result of various factors.

An organization faces many choices as it executes its business strategy. During challenging times, some of these choices may be very difficult to make; however, if we are to drive a successful strategy, we must ensure that we make the right choices across all of our businesses.

Fiscal year 2007 was another challenging year for the financial sector. Throughout the year, we were confronted with uncertain and volatile markets. We made some important strategic decisions to position ourselves for sustainable growth. We focused closely on the needs of our customers, who remain the foundation of our business. By developing and delivering innovative products, services and solutions, we provided them with the right choices.

To succeed in a challenging and increasingly competitive environment and deliver sustainable value for all our stakeholders, we worked this year on creating a single "Brand Idea" that unites all of our employees through a shared purpose and commitment to our customers. The theme of this Annual Report, "Right Choices," is based on this Brand Idea, which we believe will further differentiate us as the financial services provider of choice.

Aiming for the RIGHT CHOICES

FINANCIAL HIGHLIGHTS

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2006, 2007 and 2008[1]

	2006	2007	2008
	Billions of yen		
For the fiscal year:			
Net interest income	¥ 82.2	¥ 95.4	¥ 137.7
Net fees and commissions	45.4	46.4	40.8
Net trading income	27.5	17.8	9.0
Net other business income	118.0	96.6	74.9
Total revenue	273.4	256.3	262.6
Net income (loss)	78.0	(60.9)	60.1
Cash basis net income[2]	101.9	35.3	71.3
Balances at fiscal year-end:			
Loans and bills discounted	4,087.5	5,146.3	5,622.2
Total assets	9,405.0	10,837.6	11,525.7
Deposits and negotiable certificates of deposit	4,071.7	5,420.9	5,806.6
Debentures	1,018.9	703.2	662.4
Total liabilities	8,287.8	9,904.4	10,560.5
Total equity[3]	—	933.2	965.2
Total liabilities and equity	9,405.0	10,837.6	11,525.7
	Yen		
Per share data:			
Common equity[3]	¥ 380.20	¥ 308.60	¥ 364.35
Fully diluted equity[3,4]	421.62	355.09	364.35
Basic net income (loss)	53.16	(45.92)	38.98
Diluted net income	37.75	—	32.44
Dividends	2.96	2.66	2.94
Cash basis per share data:			
Basic net income	¥ 72.16	¥ 23.82	¥ 46.31
Diluted net income	50.55	18.41	38.50
Ratios:			
Return on assets[5]	0.8	(0.6)	0.5
Return on equity (fully diluted)[3,6]	9.3	(8.1)	8.8
Tier I capital ratio	10.3	8.1	7.4
Total capital adequacy ratio	15.5	13.1	11.7

Note:
(1) Since all yen figures have been truncated rather than rounded, the totals do not necessarily equal the sum of the individual amounts.
(2) Cash basis net income is calculated by excluding impairment and amortization of goodwill and other intangible assets, net of tax benefits, from net income (loss) under Japanese Generally Accepted Accounting Principles (GAAP).
(3) As required by a new accounting standard published by the Accounting Standards Board of Japan (ASBJ), certain items which were previously presented outside of shareholders' equity are now presented as components of equity. Such items included stock acquisition rights, minority interests and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ended on or after May 1, 2006. Reclassification of the prior period amounts is not permitted under Japanese GAAP.
(4) Fully diluted equity per share is calculated by dividing equity at the end of the period presented by the number of common shares that would have been outstanding had all securities convertible into or exercisable for common shares been converted or exercised with an applicable conversion or exercise price [illegible] the predetermined [illegible] at the end of the period.
(5) Return on assets is calculated by dividing net income (loss) by the average of total assets at the beginning and end of the period presented.
(6) Return on equity (fully diluted) is calculated by dividing net income (loss) by the average of fully diluted equity at the beginning and end of the period presented.


Net Income and ROE
100 (Billions of yen)
(%) 10
9.3
76.0
8.8
60.1
-60.9
-8.1
FY05 FY06 FY07
Net Income (Left)
ROE (Right)
Total Assets and ROA
15,000 (Billions of yen)
(%) 0.9
0.8
9,405.0
10,837.6
11,525.7
0.5
-0.6
FY05 FY06 FY07
Total Assets (Left)
ROA (Right)
Total Capital Adequacy Ratio and Tier I Capital Ratio
20 (%)
15.5
13.1
11.7
10.3
8.1
7.4
FY05 FY06 FY07
Total Capital Adequacy Ratio
Tier I Capital Ratio
Dividends Per Common Share
4 (Yen)
2.96
2.66
2.94
FY05 FY06 FY07

CONTENTS

TO OUR SHAREHOLDERS, CUSTOMERS AND EMPLOYEES

Thierry Porté, President and Chief Executive Officer

Fiscal year 2007 was another year dominated by dramatic developments in world financial markets. The U.S. subprime mortgage crisis has had a significant impact on global stock markets and economies, including Japan's, and the shock waves continue to reverberate through the financial world. Fortunately, the Japanese economy, where the majority of Shinsei Bank's business is concentrated, has weathered the storm relatively well.

Fiscal Year 2007 Highlights

Fiscal year 2007 was marked by successes, challenges and some disappointments for Shinsei Bank. While we were able to return to profitability, fiscal year 2007 was another tough year. Shinsei Bank reported consolidated net income of ¥60.1 billion in the fiscal year ended March 31, 2008 ("fiscal year 2007"), compared to a net loss of ¥60.9 billion in fiscal year 2006. In addition, we recorded a consolidated cash basis net income of ¥71.3 billion in fiscal year 2007 versus ¥35.3 billion in the previous fiscal year. We also paid a dividend of ¥2.94 in fiscal year 2007, compared to a dividend of ¥2.66 in fiscal year 2006. In terms of profitability, we achieved an ROE (fully diluted) of 8.8% and an ROA of 0.5%. With regard to our financial stability, we were able to maintain Tier I capital at 7.37%

and a total capital adequacy ratio of 11.74%. While we cannot be satisfied with these results, we believe we have made the right choices to position our business for long-term growth as we focus on strengthening our balance sheet and developing our businesses.

Loan balances and net interest income continued to grow in all businesses. Our consumer finance businesses, including APLUS Co., Ltd. (APLUS) and Shinki Co., Ltd. (Shinki), reaped the benefits of business restructuring and were able to return to profitability. However, dislocation in the credit markets negatively affected our results, as we were forced to recognize mark-downs and reserves of ¥29.1 billion related to our U.S. residential mortgage portfolio. Furthermore, we decided to delay the recognition of sales involving large transactions overseas, which we originally expected to realize this fiscal year, due to the prevailing market environment.

Fiscal year 2007 was also the year that we decided to sell our headquarters. Like many of the world's largest corporations and financial institutions, Shinsei believes that ownership of a headquarters building is not the most efficient way to deploy its capital. The Shinsei Bank Group has expanded in recent years, and as a result our current headquarters building no longer meets the needs of the Bank's staff and its various businesses. We plan to significantly improve efficiency by securing a location that is closely aligned with our current strategic priorities, which include organizing the Bank and its subsidiaries to provide optimal service to our customers.

We also saw a change in our shareholder structure. J.C. Flowers & Co. LLC and affiliates became our largest shareholder with 32.6% of the common shares of Shinsei Bank after the completion of a tender offer bid for existing shares and a third-party allotment of shares in February 2008. Furthermore, the Japanese government became our second-largest shareholder with a 23.9% stake in Shinsei after the conversion of preferred shares in August 2007 and March 2008.

Overview of Business Pillars

Up to the end of fiscal year 2007, Shinsei Bank's business model has been based on three strategic business pillars: Institutional Banking, Consumer and Commercial Finance and Retail Banking, each with unique business challenges and opportunities.

Institutional Banking

We continued to see a highly competitive business environment in our Institutional Banking business in fiscal year 2007. That is why it is crucial for us to stay focused on our customers. Our business philosophy is built around the idea of working *better together* to come up with winning solutions to meet the rapidly changing needs of our customers.

In particular, we faced some challenges in our securitization operations, due to the turmoil in the U.S. residential mortgage market. In addition, the performance of our capital markets-related operations, both at the Bank and at our subsidiary, Shinsei Securities Co., Ltd., did not meet our expectations.

However, our loan, real estate non-recourse finance, credit trading and principal investment operations performed steadily, and the high-growth areas of asset management and advisory operations recorded solid results.

We posted a good performance in corporate lending while maintaining the profitability and quality of our assets by meeting the funding demands of our new and existing corporate customers. In order to better provide highly specialized solutions to our customers, we implemented an organizational reform in December 2007 to categorize our corporate relationship managers by industry sectors.

We have strived to achieve efficient asset management and to secure profits in our real estate non-recourse finance operations by being highly selective, taking into account credit concentration risks and ensuring an appropriate level of risk and return, in addition to securitizing non-recourse loans.

Our credit trading operations performed steadily, as we actively pursued the investment in and collection of distressed assets both in Japanese and overseas markets, where real estate prices were rising.

In our principal investment operations, we formed a business partnership with Japan Asia Investment Co., Ltd. and subscribed to their private placement of new shares in August 2007, and established a private equity fund with the Development Bank of Japan, to be managed by our affiliate's subsidiary, in February 2008. By taking advantage of such strategic business alliances, we have been engaging in investments for future growth.

In our asset management operations, we formed a business cooperation agreement with a leading Indian investment firm, UTI Asset Management Company Pvt. Ltd., to offer products managed by the UTI Group in India for our customers in Japan. In August 2007, we also formed a business cooperation agreement with a subsidiary of UTI and established a joint venture company in Singapore to provide asset management services and financial products in Southeast Asia.

Consumer and Commercial Finance

The business environment surrounding Consumer and Commercial Finance continued to present challenges in fiscal year 2007. Primarily, this was due to the lowering of maximum lending rates following the revision of consumer lending laws and the implementation of lending limits for each borrower. The reimbursement of excess interest payments, another result of the legal changes, was also a burden. Despite this, we were able to return to profitability, marking a significant improvement over last year's performance. We are striving to further improve our profitability and competitive edge by being *game changers* in the industry, as we focus on helping customers run their businesses smoothly. We are further strengthening our sales force, streamlining our business and rationalizing costs, as well as promoting management efficiency by utilizing the Bank's know-how in IT and risk management.

APLUS was able to return to profitability this year after implementing some tough measures such as downsizing its work force. APLUS is focusing on attracting quality customers and work-

ing to achieve its medium-term strategy of building the next generation "*shinpan*," or installment sales credit company. This means providing competitive financial services backed by a high level of expertise in credit assessment and collection and Shinsei's unique, low-cost IT infrastructure. In March 2008, the Bank subscribed to ¥50 billion in preferred shares issued by APLUS through a third-party allotment to strengthen APLUS' capital base.

We made Shinki a consolidated subsidiary in the second half of fiscal year 2007, when it also returned to profitability. Shinki complements the services offered by APLUS and we expect further synergy in our consumer finance operations, as we work to meet the ever-diversifying needs of our customers.

Retail Banking

Retail Banking had another disappointing year from a profitability point of view. Revenues from other products did not increase fast enough to cover the decline in revenues from structured deposits. We are committed to making these operations profitable in fiscal year 2008.

There were, however, a number of noteworthy successes. First, *PowerFlex* comprehensive accounts continued to record strong growth and have surpassed 2.2 million retail accounts. Although the pace of product sales has declined with the implementation of the Financial Instruments and Exchange Law in September 2007, the balance of assets under management from individuals now exceeds five trillion yen for the first time. This includes a balance of about four trillion yen in retail deposits. Our retail bank is the funding engine of the Shinsei Bank Group and provides a stable, liquid and low-cost funding base. Although we have seen a slower pace of growth for the *Japanese real estate market, our housing loan balance has surpassed ¥800 billion, as our value* proposition of no "guarantee fees" and no "early repayment fees" have proved popular.

The Bank started offering an improved *Shinsei Platinum Services* in July 2007 to customers who meet certain requirements. Eligible customers can enjoy better interest rates on yen time deposits, make an overseas remittance at no charge and pay no fees or charges for the first consultation with a financial planner. With a further emphasis on investment management consultation services, the Bank aims to be the "Best Money Advisor" in Japan by *exceeding expectations*.

Building a Sustainable Future

During the past eight years, we have not only focused on restoring Shinsei Bank to financial health, but have also worked hard to build an innovative and leading Japanese financial institution. We have made great efforts to establish and instill a unique identity and culture to realize our aspirations of becoming a truly competitive organization that delivers sustainable value to our stakeholders. In fiscal year 2007, we made significant strides to further align this culture with our strategic imperatives based on a clear vision and values, highly diverse and engaged workforce and a strong brand.

The Shinsei brand embodies the promise of partnership that we make to our customers: the

promise of ease and convenience, innovative products and services, and trust and integrity. Delivering on this promise is what will make us unique amongst our competitors, as customers recognize and appreciate that we are "changing the game" in Japan's financial services industry.

During the past year, a Group-wide project team has collaborated on creating and embedding a single "Brand Idea" that can be applied across the Group and provides a common statement of purpose to all employees, regardless of their organization. With all employees united under this single Brand Idea, our belief is that Shinsei Bank can further differentiate itself and occupy a unique position in this competitive market.

Initiatives for Fiscal Year 2008

We do not expect fiscal year 2008 to be without challenges, but we believe we have made the right choices to position our business for future growth by strategically focusing our business around the customer. Our goal is a bold one —to become the fastest-growing, highest-returning financial services firm in Japan by creating value for our customers through the provision of the right solutions to meet their ever-evolving needs.

To achieve this goal, we have implemented a three-pronged approach. First, we have decided to modify our current strategy from a three-pillar to a two-pillar strategy to more effectively utilize the Shinsei Bank Group's resources and to provide a broader range of products and services to our institutional and individual customers.

Second, we are now working on optimizing our operations including cost rationalization and intro*ducing "Shareholder Value Added (SVA)" as one of the measures to better allocate our capital.*

Third, we will continue to focus on expanding our quality customer base organically while actively pursuing M&A opportunities to grow our business in the right areas.

We will utilize these strategies while leveraging the Bank's strengths of best-in-class corporate governance, compliance, risk management and IT in our unwavering commitment to provide our customers with the right choices.

In conclusion, I would like to wish a farewell to Junji Sugiyama, who served as Chairman, and Lucio A. Noto, one of our outside directors, and to thank them for their dedication, advice and contribution over the years. I would also like to thank our shareholders, customers and employees for your support and guidance in fiscal year 2007 and look forward to working with you all in fiscal year 2008.

June 20, 2008

Thierry Porté
President and CEO

QUESTIONS & ANSWERS

Q **What has changed for Shinsei after J.C. Flowers & Co. LLC and affiliates became your largest shareholder?**

A In November 2007, Shinsei announced plans to deepen ties with key new and existing shareholders and to raise new capital to enhance its financial stability. This included a tender offer bid for 358.4 million common shares outstanding and a third-party allotment of 117.6 million new common shares of Shinsei both at ¥425 per share to the group of investors led by J.C. Flowers & Co. LLC and affiliates. Both transactions were concluded by February 2008 and marked the successful completion of a capital-raising initiative at a premium to the share price at that time, despite it being a very difficult time in the markets. After the completion of the third-party allotment and tender offer and considering the number of shares held prior to this, this group of investors now holds 32.6% of our outstanding common shares, making them the largest shareholder.

Regarding changes for Shinsei, this symbolizes a vote of confidence by our key investors and positions us to put Shinsei Bank on a new growth trajectory. The new capital will allow Shinsei to make active investments in strategically important areas across its Institutional and Individual pillars with a primary focus on Japan. This may also include acquisitions to allow us to expand the scale of our business in certain areas while considering synergies with our existing operations. By having internationally renowned investors committed to Shinsei Bank, a business alliance and/or an enhancement to our product line is also another possibility. These factors are expected to have a positive impact on our profitability and ultimately on our corporate value.

Q **Considering that the Japanese government is now your second largest shareholder, could you let us know what your policy is on the repayment of public funds?**

A Prior to its nationalization in October 1998, Shinsei Bank's predecessor, the Long Term Credit Bank (LTCB), received an injection of public funds of ¥96.9 billion, after capital reduction without compensation of 74,528,000 Class-A preferred shares issued on March 31, 1998. Furthermore, upon its establishment, Shinsei Bank received ¥240 billion through the issuance of 600,000,000 Class-B preferred shares issued on April 1, 2000. As a result, the Bank, as well as the LTCB, has received a total of ¥336.9 billion in public funds. On July 31, 2006, the Japanese government converted 300,000,000 Class-B preferred shares, or half of the Class-B preferred shares initially issued, into 200,033,338 common shares and sold them at ¥753 per share on August 17, 2006. From this transaction, the government collected ¥150.6 billion for half, or ¥120 billion, of the Class-B preferred shares initially issued, resulting in a partial repayment of public money. Later, the remaining 300,000,000 Class-B preferred shares held by the Japanese government were mandatorily converted into 200,000,000 common shares on August 1, 2007. Furthermore, the Japanese government converted the total issued 74,528,000 Class-A preferred shares that it held into 269,128,888 common shares on March 31, 2008.

As a result, the Japanese government now holds 469,128,888 common shares, or 23.9% of the 1,963,910,456 Shinsei Bank common shares outstanding (excluding treasury shares), as at the end of March 2008, making it the second largest shareholder.

Shinsei Bank continues to focus on delivering returns to all our shareholders. As a bank receiving public funds, we look to execute the revitalization plan agreed upon with the Japanese government, and we will consult the government in our quest for swift repayment of public funds.

Q **Why were you only able to achieve ¥60.1 billion in consolidated net income in fisca[l] year 2007 considering that the sale of your headquarters building contributed ¥56 billion to net income?**

A On March 13, 2008 Shinsei Bank announced that the sale of its headquarters building would contribute about ¥56 billion to net income. At that time, Shinsei Bank also revised its net income forecast from ¥50 billion to ¥65 billion and later on May 8, 2008 announced that it had changed its forecast for net income to ¥60.1 billion. Subsequently, we announced a net income of ¥60.1 billion on May 14, 2008. There are primarily four reasons why we were only able to achieve about ¥4 billion net income apart from the ¥56 billion recognized on the sale of our headquarters building.

First, due to the market turmoil caused by the problems surrounding the U.S. residential mortgage market, Shinsei was required to make mark-downs and reserves related to this market that were higher than originally anticipated.

Second, we have delayed the recognition of sales involving large transactions overseas, which we originally expected to realize this fiscal year, to sometime in the future due to the prevailing market environment.

Third, we booked additional reserves associated with a small number of business loans in Japan and in Europe.

Fourth, there were additional costs, including branch write-offs in the Retail Banking operations, as well as general corporate software and hardware write-offs.

For the fiscal year ending March 31, 2009 we are forecasting a net income of ¥62.0 billion.

Q Please give us the details of your exposure to the U.S. residential mortgage market.

A The U.S. subprime mortgage crisis had a substantial direct impact upon many global financial institutions in the fiscal year ended March 31, 2008. Shinsei did not escape this turmoil, despite our relatively limited exposure. While only a small portion of our operations are overseas, we originally invested in the U.S. residential mortgage market to diversify our earnings stream in 2003. The continued volatility and lack of liquidity in the market prompted S&P to downgrade (including multi-notch downgrades) securities in October 2007 of which the status of a portion of our exposure immediately changed from investment grade to non-investment grade, necessitating significant mark-downs and reserves of our portfolio in fiscal year 2007. We have continued to closely monitor our exposure and believe that we have taken prudent actions in light of the prevailing market environment.

Overall, we incurred $157 million (¥15.6 billion) of mark-downs and $134 million (¥13.4 billion) of reserves for a total of $291 million (¥29.1 billion) related to our U.S. residential mortgage portfolio in fiscal year 2007.

Shinsei Bank's net exposure to the U.S. residential mortgage market was $280.8 million (¥28.0 billion), or less than 0.3% of the Bank's total assets of $115 billion (¥11.5 trillion), as of March 31, 2008.



Q Considering that you have a relatively high exposure to domestic real estate, what is your view on the real estate market in Japan going forward?

A Nationwide land prices have gone up for the second consecutive year in 2007 after falling for 15 years in a row, according to data from the Ministry of Land, Infrastructure and Transport. Land prices were pushed up in the first half of 2007 due to soaring demand for condominiums and office buildings, and the recovering Japanese economy. However, in the latter half of 2007, the pace of growth became sluggish amid the implementation of the Building Standards Law that went into effect in June 2007, as well as growing uncertainties about the economy and financial markets triggered by the U.S. subprime mortgage crisis later in August 2007. There has been the emergence of a bipolarizing trend in land prices between city centers (Tokyo, Osaka and Nagoya), which have increased for the third year in a row, and regional areas, which have continued to slide. While commercial real estate prices were up more than 10% in 21 out of 23 wards and residential real estate prices were up more than 10% in 14 out of 23 wards in Tokyo in 2007, the overall rate of growth has slowed compared to 2006. In 2006, three wards recorded an increase of over 20% in both commercial and residential real estate prices, but there were no such ward increases in 2007.

Shinsei's largest exposure to the real estate market in Japan is related to our non-recourse lending business, with ¥974.8 billion in loans and bonds outstanding at the end of March 2008. Since our launch in 2000 as a pioneer in the market, we have successfully grown our non-recourse lending business and have shifted our focus from a stock to a flow business. Shinsei Bank is one of the few players in the market that can take advantage of the entire value chain from origination, including syndication, to securitization, distribution and ultimately servicing capabilities. For example, in fiscal year 2007, we were able to securitize two non-recourse loan pools in the amount of ¥165.2 billion into commercial mortgage-backed securities and sell off to the market. Recently we have seen opportunities in the Japanese market as international players have reduced their exposure due in part to the difficulties in their home markets. We will continue to focus on this business, while being prudent to limit our exposure in terms of the allocation of our Risk Capital, while allowing us to maximize our returns.

Q **Considering you have made substantial losses in your consumer finance and installment sales credit or "*shinpan*" businesses in the past, why are you continuing to focus on this area?**

A Shinsei Bank has taken a contrarian approach to consumer finance and has been making efforts to restructure this business while actively considering acquisitions. While we did record substantial losses in this business in the past, due to legislative changes implemented in December 2006, as well as shifts in the market environment, we believe there are opportunities to grow this business especially at a time when many other companies are looking to exit.

We have two major subsidiaries related to installment sales credit and consumer finance that include APLUS (invested in September 2004) and Shinki (concluded business alliance agreement in March 2002 and made a consolidated subsidiary in December 2007). These companies will be included within the Individual pillar, where there will be one management structure, to allow us to focus our resources around the customer. This will also better enable us to leverage the synergies with our retail bank in terms of product and service offerings.

Our first goal within the installment sales credit business area has been to restructure our operations by appointing new management and reducing operating costs through measures such as the implementation of a new IT infrastructure at APLUS. Ultimately, we are looking to build a next generation installment sales credit company with best-in-class corporate governance, compliance, risk management and IT infrastructure systems. To capitalize on the wealth of synergies to be generated by the close relationship between APLUS and Shinsei, we have started to leverage APLUS' operations to benefit the Retail Banking business with the launch of Shinsei Visa Card, with more collaboration planned in the future.

We are looking to put further emphasis on our consumer finance operations by utilizing the excellent credit scoring and collection systems capabilities of Shinki. Complementing the services offered by APLUS and enhancing its coordination with the Shinsei Bank Group, Shinki is expected to play a significant role in our consumer finance operations as we work to meet the ever-diversifying needs of our customers.

Recent trends for grey zone claims at both APLUS and Shinki have generally been flat since the second half of fiscal year 2007. While our view on the grey zone outlook remains inconclusive, as it is still probably too early to say claims have peaked, the trend is encouraging.

Finally, we are actively pursuing opportunities to grow our consumer finance business and expand the scope of these operations by making selective acquisitions to take advantage of economies of scale. We would like to play an important part in the industry consolidation and believe that we can increase our corporate value by effectively leveraging the synergies created between our banking and non-banking businesses.

Q **Why is one of the best retail banks in Japan unprofitable and what measures are you taking to bring it back to profitability?**

A Shinsei Bank has been ranked as the number one or two bank in Japan for customer satisfaction over the last four years, and number two for retail bank strength, according to two annual *Nihon Keizai Shimbun* surveys. However, the bank has not been profitable for the last two years due mainly to lower revenues related to structured deposits, as a result of lower demand for this product. While we have been able to increase the balance of housing loans, mutual funds and variable annuities, larger revenues from these products were not enough to offset the decline related to structured deposits. Our strategy for returning to profitability focuses on four major themes. First, our retail banking operations will be included in the Individual pillar, where there will be one management structure, to allow us to focus our resources around the customer. Second, we are making efforts to reduce costs by closing unprofitable branches/ATMs and reexamining how to provide services in the mass retail customer segment. Third, we look to continue to expand on the success of our growing housing loan portfolio going forward and also focus on strengthening the mass affluent customer segment. Finally, we will market a bank-branded card loan, introduced in June 2008. We believe these fundamental activities will play significant roles in turning our Retail Banking operations around.

REVIEW OF OPERATIONS

AT A GLANCE

FY07 Contribution[1] | Financial Summary (Billions of yen)

Institutional Banking

Our Institutional Banking Group faces a highly competitive and volatile business environment. It is precisely such an environment in which the Group's combined commercial and investment banking abilities distinguish the Bank from the competition. Our M&A, capital markets, industry and other product specialists work closely with customer relationship managers to ensure long-standing relationships, quality and sustainable earnings.



Revenues
34.7%
FY07 91.2
FY06 117.3
FY05 116.7
Ordinary Business Profit After Net Credit Costs (Recoveries)
70.1%
FY07 21.9
FY06 77.8
FY05 32.0
-10
0
50
100
150

Consumer and Commercial Finance

Consumer and Commercial Finance serves three markets: consumer, commercial and specialty property finance. This business and the associated "non-bank" subsidiaries work closely with both the Retail Banking Group and the Institutional Banking Group to meet the needs of both consumers and small- and medium-sized enterprises.



Revenues
48.5%
FY07 127.3
FY06 112.2
FY05 119.7
Ordinary Business Profit (Loss) After Net Credit Costs
27.8%
FY07 8.7
FY06 -9.8
FY05 24.6
-10
0
50
100
150

Retail Banking

The Retail Banking Group aims to become the "Best Money Advisor" and meet the needs of its customers by providing optimum asset management solutions and by further enhancing its *Shinsei Platinum Services* and asset management consulting services. As a reflection of these efforts, Shinsei Bank was ranked second for outstanding customer satisfaction in the *Nihon Keizai Shimbun*'s fourth annual survey of the retail banking industry in December 2007. Customers in their 20s, 30s and 50s rated us as the bank with highest customer satisfaction in the same survey. We will continue to enhance our commitment to customer satisfaction by offering banking and financial services which truly exceed expectations.



Revenues
13.0%
FY07 34.0
FY06 36.1
FY05 42.4



Ordinary Business Profit (Loss) After Net Credit Costs
-20.5%
FY07 -6.3
FY06 -1.8
FY05 7.2

Note: (1) The percentage figures do not add up to 100 because of ALM/Corporate/Other

PRODUCT & SERVICE HISTORY

2000	2001	2002	2003	2004	2005	2006	2007	2008

INSTITUTIONAL PILLAR

- Corporate loans (Basic Banking), syndicate loans
- Capital markets (foreign exchange, derivatives)
- M&A advisory
- Asset-backed, mortgage-backed securitization
- Credit trading
- Leveraged and project finance
- Non-recourse finance
- Structured credit
- Asset management
- Private equity
- Corporate revitalization
- Leasing
- Auto leasing
- Rentals
- Installment sales credit (for SMEs)
- Installment sales credit (for individuals), auto loans
- Credit cards
- Consumer/business loans
- Guarantees
- Collection services
- Real estate secured loans and small property development loans

INDIVIDUAL PILLAR

- Savings and time deposits, debentures
- Foreign currency deposits
- Structured deposits
- Mutual funds
- Comprehensive retail account, *PowerFlex*, and Internet banking service, *PowerDirect*
- *PowerSmart Home Mortgage*
- Fixed and variable annuities
- Securities brokerage services
- Shinsei VISA Card
- Medical, cancer and automobile insurance
- Shinsei Bank *Smart Card Loan*

INSTITUTIONAL BANKING

Revenues (Billions of yen)

FY05	FY06	FY07
116.7	117.3	91.2

Ordinary Business Profit (Billions of yen)

FY05	FY06	FY07
77.0	73.8	41.5

Ordinary Business Profit After Net Credit Costs (Recoveries) (Billions of yen)

FY05	FY06	FY07
82.0	77.8	21.9

Our Institutional Banking Group faces a highly competitive and volatile business environment. It is precisely such an environment in which the Group's combined commercial and investment banking abilities distinguish the Bank from the competition. Our M&A, capital markets, industry and other product specialists work closely with customer relationship managers to ensure long-*standing relationships, quality and sustainable earnings.*

Operating Results

In fiscal year 2007, the Institutional Banking business earned revenue of ¥91.2 billion, a 22.2% decline or ¥26.0 billion lower than the previous fiscal year. This is mainly attributable to the recognition of mark-downs (¥15.6 billion) and reserves (¥13.4 billion) specific to our U.S. residential mortgage portfolio and reduced size and volume of securitization transactions. However, our loan, real estate non-recourse finance, credit trading and principal investment businesses continued to show solid results as did our asset management and advisory businesses. Consequently, we expect to continue to invest in and grow these businesses. Steady loan demand from financial sponsors has led to favorable asset growth in Institutional Banking. We continue to price loans based on disciplined risk-return criteria to ensure asset quality is not compromised. We continue to pursue profitable opportunities and work together within the Shinsei Bank Group and with our partners to provide solutions to current and prospective customers.

Business Environment

While we expect our operating environment to remain challenging, certain marginal competitors have faded as a result. For our Institutional Banking professionals, this has resulted in better pricing, more opportunities and an occasion to demonstrate greater consistency to our customers.

Strategy

To deepen our lending relationships, both with traditional customers and financial sponsors, the Group made a number of key new hires for the capital markets in the second half of fiscal year 2007. These professionals bring with them expertise in product development, management and marketing. We believe they will continue to diversify our sales and trading revenues and ensure a balance between revenues from agency and proprietary transactions, which is one of the key objectives of Institutional Banking. By strategically investing in personnel, we anticipate increased customer flows, specifically from SMEs, at the Bank, and at our securities and asset management subsidiaries.

Challenges

In this market environment, it is more important than ever to allocate resources in a disciplined manner. Institutional Banking's management team aims for efficient allocation of resources into the areas where we see the potential for growth and results. In the fourth quarter of fiscal year 2007, management instituted a new and more rigorous budgeting process to ensure value is created accordingly for customers and the Bank's shareholders.

Business and Progress

Basic Banking and Lending

In addition to traditional banking products and services, our corporate, financial institutions and public sector relationship management teams offer an increasingly diverse range of innovative and value-added financial solutions to our customers. The teams work closely with current and prospective customers to determine their needs and work across our product groups to find solutions. For example, longstanding relationships with regional banks and other local financial institutions have led to a number of new activities, such as providing balance sheet and capital structure advice and distribution arrangements for "white-labeled" investment trust products sourced and vetted by our asset management group. These partnerships distinguish Shinsei within the Japanese market. One such arrangement was established in February 2008 with Towa Bank, Limited to develop and promote high value-added financial products and services to Towa Bank customers, as well as expand product offerings to a broader customer base. As the Japanese government continues to make financial and administrative reforms, we have also worked closely with governmental agencies, municipalities and affiliated associations to arrange alternative sources of funding and new financing solutions for the public sector.

Credit Trading and Principal Investment

Our trading and investment activities in non-investment grade markets performed well in fiscal year 2007. We continue to allocate capital and resources to this business and invest actively in distressed asset portfolios in Japan and selected overseas markets. Servicing non-performing loans (NPLs) and securitization schemes remains a core competency. Our experience as private equity investors, direct and via funds, is also well-established and geographically diverse. To build and expand on this experience, we established a ¥10 billion private equity fund jointly with the Development Bank of Japan in February 2008.

Capital Markets

We are actively marketing to a wide variety of financial institutions, corporate, public sector and wealth management customers. Given the breadth of our customer relationships, we are very optimistic about the future potential of these markets' businesses. The Capital Markets business is active in a range of activities with our customer base, including FX, interest-rate and credit derivatives. We provide both products and solutions for asset buyers, as well as for customers who require liability services. We have been boosting our capability across the full range of capital markets products, as well as enhancing our new product development and risk management, in order to meet our customers' needs.

Securitization

The quality and innovation of our securitization operations have established the Shinsei Bank Group as a leader in what has now become a core business. However, the credit market turmoil in fiscal year 2007 affected our securitization business, along with the industry in general, resulting in mark-downs related to the U.S. residential mortgage portfolio and slower volumes. As a result, we have focused less on introducing new asset classes for warehousing and have repositioned the business to a size commensurate with the market.

Corporate Advisory and Revitalization Business

Providing advisory services is an essential approach to help our customers strengthen their financial fundamentals and improve asset efficiency. Restructuring advice and deal execution are therefore key products for our middle market and regional customer base which, along with our core loan capabilities, few other financial firms can duplicate

Wealth Management

Our Wealth Management Division provides innovative solutions for both the personal and business needs of high net worth individuals and owners of small- and medium-sized enterprises. Our customer list includes some of the most successful and influential entrepreneurs and business leaders in Japan

Asset Management

We strive to meet the asset management needs of our institutional and retail customers by offering "best in class" asset management solutions. Upon rigorous review of leading Asian, European and U.S. asset managers we selected those with unique products that performed consistently throughout cycles. Through our licensed discretionary asset management subsidiary, Shinsei Investment Management Co., Ltd., these products are tailored for the Japanese market for distribution into our own institutional and retail channels, and via third-party regional banks or brokerage firms with which we have established strong relationships. Consistent with other businesses within Shinsei, which have developed transactions and activities in certain emerging markets, the Asset Management Sub-group has entered into a business cooperation agreement with a leading Indian investment firm, UTI Asset Management. Its objective is to offer products managed by the UTI Group in India and elsewhere for our customers in Japan and to broaden such cooperation throughout the Asian region.

WE ARE A DIFFERENT KIND OF JAPANESE BANK — BETTER TOGETHER —



hinsei isn't a megabank with a broad global network of international offices. So why did British mega brand HMV Group handpick Shinsei to sell its Japanese business in a move that caught major global investment banks by surprise?

Last February, the London-based group came to Japan to meet with potential financial advisors about a possible sale of HMV Japan. HMV wanted an advisor with deep ties to the local market. But it also needed a partner who could make the Japanese market understandable to HMV executives in the UK. For several years, Shinsei had been calling on HMV Japan regularly regarding various strategic alternatives for Japan. The senior management of HMV Japan knew Shinsei had the combination of cross-border capability, international attitude and unmatched local knowledge they needed. The persistence and efforts paid off when Shinsei won the exclusive advisory mandate for the sale.

Neil Bright, the Chief Financial Officer of HMV Group plc, said "Shinsei Bank's well-organized team of professionals was able to come up with an innovative solution to meet our needs on our terms. By working with Shinsei Bank, we were able to close the transaction successfully and gained the confidence that we can trust Shinsei to provide first-class service in a professional manner."

"To win a mandate from a customer, you've got to be in front of them, always pitching, always there," said Bruce Pomer, General Manager, International Corporate Banking Division. But it was Shinsei's unique profile that sealed the deal, he added. "Not just any Japanese bank could do this deal. We really are a different kind of Japanese bank."

Shinsei executed a bidder-heavy auction and secured a highly competitive sale price of ¥17 billion for HMV

The sale to Daiwa SMBC Principal Investments closed in August 2007

CONSUMER AND COMMERCIAL FINANCE


22
Review of Operations: Consumer and Commercial

Revenues (Billions of yen)

FY05	FY06	FY07
119.7	112.2	127.3

Ordinary Business Profit (Billions of yen)

FY05	FY06	FY07
59.3	44.0	61.0

Ordinary Business Profit (Loss) After Net Credit Costs (Billions of yen)

FY05	FY06	FY07
24.6	-9.8	8.7

Consumer and Commercial Finance serves three markets: consumer, commercial and specialty property finance. This business and the associated "non-bank" subsidiaries work closely with both the Retail Banking Group and the Institutional Banking Group to meet the needs of both consumers and small- and medium-sized enterprises.

Operating Results

In fiscal year 2007, the Consumer and Commercial Finance (CCF) business contributed total revenue of ¥127.3 billion, an increase of ¥15.1 billion, or 13.5%, on fiscal year 2006. This includes Shinki's revenue from the second half of fiscal year 2007, a consolidated subsidiary from October 1, 2007, of ¥13.2 billion. Ordinary business profit was ¥61.0 billion in fiscal year 2007, up ¥16.9 billion year on year. Offsetting Shinki and Showa Leasing Co., Ltd.'s (Showa Leasing) increased credit costs with APLUS' lower credit costs, due to stricter credit discipline, ordinary business profit after net credit costs was ¥8.7 billion in the fiscal year ended March 31, 2008, up ¥18.5 billion year on year.

Business Environment

The consumer finance sector witnessed further turbulence in fiscal year 2007. Excess interest claim reports were closely monitored and the failure of several consumer lenders, and potential market exits by significant global participants were widely reported. Incremental changes in both company and customer behavior are indicative of broader and more pronounced industry trends. For this sector's short-term outlook, we are confident that stable, low-cost funding will remain critical. However, long-term success will require both efficient new customer origination and a low-cost, highly-flexible operating platform.

Strategy

Our strategy is to capitalize on Shinsei's core strengths of customer focus, excellence in technology and the Shinsei brand to improve the long-term shareholder value of Shinsei Bank and its Group companies. This strategy was premised in part upon the eventual disappearance of the boundaries between "banks" and "non-banks." This convergence continued in 2007, catalyzed by the second enforcement of the Money Lending Business Law as well as changes in lease accounting standards.

While the level of market dialogue regarding potential acquisitions is very high in general, at present we remain satisfied with the quality and progress of our consumer finance business and will continue to be very selective in considering acquisition opportunities for expansion.

Challenges

Regulations for "restrictions on total loan amount" and "lowering of the interest rate ceiling," expected to come into effect in December 2009, are expected to have a material impact on all money lenders. Although restrictions on total loan amount may result in a contraction of the overall market, Shinki and APLUS have already started to lower the interest rates of their loans ahead of schedule to retain profitable customers. The revision of the Installment Sales Law will also affect sales finance companies and credit card companies. Ahead of its peers, APLUS has been reviewing its member merchants since December 2006 and has been achieving its earnings targets even under stricter regulatory controls.

Business and Progress

APLUS

APLUS provides installment sales credit, credit cards, consumer loans and guarantee/collection services to individuals primarily through merchant partners. APLUS has established deep and long-standing relationships with many merchant partners and strives to work closely with them to grow the business together.

Shinsei's own consumer finance businesses regained stability during the fiscal year with APLUS achieving its full-year forecast and returning to profitability. APLUS is not only prepared to face the changing environment ahead, but also is positioning its business to become the market's leading partner for merchants requiring high-level solutions. A critical infrastructure upgrade is underway, as well as continued augmentation of the APLUS senior leadership team. Both of these investments will enable customer and solution expansion going forward. A few of the synergies already being realized between APLUS and Shinsei include the utilization of technology leadership to enhance customer satisfaction at key accounts, continued financial support recently evidenced by our subscription to ¥50 billion in APLUS' preferred shares in March 2008, and continued direct and indirect management support.

Shinki

Shinki offers "white zone" consumer loans to individuals and small- and medium-sized enterprise owners. Shinki has responded to the challenges facing the consumer finance industry by making significant provisions, enhancing efficiency and accelerating the transformation of its business model.

Shinki has made significant additional provisioning in the first half of this fiscal year in support of management's proactive approach to fully provision for the impact from a consumer credit squeeze and projected future "grey zone" claims to ensure profitability going forward. In December 2007, we participated in Shinki's rights offering which moved Shinki from a 36.4% equity method affiliate to a 67.7% consolidated subsidiary and lowered our average cost of ownership significantly. Shinki's business rationalization initiatives during fiscal year 2006 and in the first half of fiscal year 2007 resulted in a profitable second half of fiscal year 2007, recording net income of ¥2.7 billion, on a standalone basis, over the six-month period.

Showa Leasing

Showa Leasing is a leading general and automobile leasing company with a strong heritage and significant customer base across Japan. During the fiscal year 2007, our commercial finance businesses moved closer together as Showa Leasing acquired an 87.5% interest in Shinsei Business Finance Co., Ltd., with the remaining shares being held by Shinsei Bank. Showa Leasing worked closely with the Bank's Corporate Banking Business Sub-Group, as both sales forces face fierce price competition in their core markets and seek to differentiate their businesses by developing deeper customer relationships that span a range of product solutions. During fiscal year 2007, Shinsei's direct support of Showa Leasing's new business origination was up 65% year on year, compared to the record levels set in fiscal year 2006.

Shinsei Property Finance

Early in fiscal year 2007, Shinsei Property Finance Co., Ltd. (Shinsei Property Finance), a provider of real estate secured loans for individuals and small property development loans, sold its 100% interest in Life Housing Loan Co., Ltd (Life Housing Loan) to Sumitomo Trust & Banking Co., Ltd. This is just one example of how Shinsei's expertise and support have successfully enhanced the value of a franchise in the space of only a few years. Shinsei Property Finance has prepared its portfolio and business for the inevitable down cycle associated with its particular market niche. As a result, even when excluding the material gain on the sale of Life Housing Loan, Shinsei Property Finance had a very strong fiscal year 2007, generating record revenues, ordinary business profit and net income.

MERCHANT TESTIMONIALS — SHINSEI AS GAME CHANGER —

Since 2002 Amway Japan has had a business relationship with APLUS that has evolved to incorporate several credit products to support Amway's distributors. In particular, both installment sales credit and the APLUS/Amway Card have become core tools to ensure safe and efficient transactions for our members. APLUS has a clear focus on consumer safety and business style for promoting true partnerships with merchants that have the same business values. APLUS has taken the time to understand our strategy and values, and there is constant dialogue at all levels of the organization on how to improve and further differentiate the services provided. APLUS' entry into the Shinsei Bank Group in 2004 brought yet another level of engagement with Shinsei's management to utilize the strengths of both companies to support Amway's business in Japan. The cooperative partnership that APLUS and Shinsei have established in their approach to Amway is unique in Japan, and has created a win-win situation for all parties involved. Amway and the Shinsei Bank Group look to build on this relationship as they continue to grow going forward.

Mr. John Parker,
President and Representative Director, Amway Japan Limited



We, at Gulliver International Co., Ltd., have approximately 450 stores throughout Japan. Ever since our establishment, our company has been engaging in business aimed at sparking a "revolution in the distribution of vehicles."

While we have a track record of purchasing approximately 250,000 vehicles per year, we have also been enhancing our retail operations, offering and selling vehicles that meet the needs of our customers. In addition to our existing operations in Japan, as well as the U.S., we are planning to expand into China and India.

By maintaining a good partnership with APLUS, a consumer credit company that has strengths in the auto market and provides innovative financial services, we believe that we will be able to provide better services to our customers.

While customer needs are becoming increasingly diverse and sophisticated in our industry, we expect APLUS to contribute with a wealth of new ideas, proposals and advanced infrastructure.

We at Gulliver International, are determined to make our corporate philosophy, "Growing Together" a reality in all aspects of our business. By making active use of the relationship we have built up with APLUS, we are confident that we, together with APLUS, will be able to grow going forward.

Mr. Kenichi Hatori,
Chairman, Gulliver International Co., Ltd.

Gulliver

RETAIL BANKING


26 Review of Operations: Retail Banking

Revenues (Billions of yen)

	FY05	FY06	FY07
Revenues	42.4	36.1	34.0

Ordinary Business Profit (Loss) (Billions of yen)

	FY05	FY06	FY07
Ordinary Business Profit (Loss)	7.6	-1.5	-6.0

Ordinary Business Profit (Loss) After Net Credit Costs (Billions of yen)

	FY05	FY06	FY07
Ordinary Business Profit (Loss) After Net Credit Costs	7.2	-1.6	-6.3

The Retail Banking Group aims to become the "Best Money Advisor" and meet the needs of its customers by providing optimum asset management solutions and by further enhancing its *Shinsei Platinum Services* and asset management consulting services. As a reflection of these efforts, Shinsei Bank was ranked second for outstanding customer satisfaction in the *Nihon Keizai Shimbun*'s fourth annual survey of the retail banking industry in December 2007. Customers in their 20s, 30s and 50s rated us as the bank with highest customer satisfaction in the same survey. We will continue to enhance our commitment to customer satisfaction by offering banking and financial services which truly exceed expectations.

Operating Results

In fiscal year 2007, a steady increase in assets, including housing loans, mutual funds and variable annuities, contributed to a continued expansion of our customer base. The number of retail accounts surpassed 2.2 million and the assets under management reached ¥5 trillion as of the end of April 2008. While we have substantially decreased our dependence on structured deposit earnings by promoting revenue diversification, we recorded larger losses year on year due to increased expenses from channel expansion, and lower sales of investment products reflecting challenging market conditions.

Business Environment

In terms of business environment, competition intensified for retail banking services in Japan during fiscal year 2007 due to the enhancement of retail strategy by major banks, the entry of overseas financial institutions and non-financial companies into the banking industry, as well as the emergence of Internet-based banks. Against this backdrop, we have continued our efforts to differentiate ourselves from the competition by offering unique services. These include our "Best Money Advisor" strategy of providing quality asset management consulting services to meet the needs of each customer, and the *Shinsei Platinum Services*, which offers new and preferential services to customers meeting certain conditions. Regarding legal changes surrounding the retail banking business, we consider the implementation of the Financial Instruments and Exchange Law in September 2007 as an opportunity to strengthen relationships with our customers and offer financial products backed by a sound compliance system.

Strategy

Our operations will focus on the "Best Money Advisor" strategy and growth of loan assets to achieve continued expansion of our customer base and sales of our popular loan products. With the introduction of the "Best Money Advisor" strategy last year, we improved the consulting skills of each staff member at our Shinsei Financial Centers, and were successful in building and strengthening customer relationships by offering optimum financial advice and products. As for our loan assets, *PowerSmart Home Mortgages* (which have no guarantee or early repayment fees) made a significant contribution to loans made last fiscal year. We will continue to enhance this particular product while expanding our overall loan product lineup.

Challenges

To achieve these goals, we consider the thorough deployment of compliance and establishment of enhanced administration as one of our top priorities. We will strive to acquire more customers by tailoring our product lineup, such as investment trusts and annuities, to market needs. We will also reexamine our fixed and variable costs, and leverage our strengths in low-cost technology and operational efficiency to generate greater profits.

Business and Progress

Becoming the Best Bank for Asset Management Services

Five-minute asset management manual

We started an advertising campaign in October 2007, titled "Please Give Shinsei Bank Five Minutes," that primarily targets the demand for asset management services among retirees and those who are making plans for their retirement years. This campaign stresses the need for asset management in order to lead a fulfilling post-retirement life and encourages individuals to read a Shinsei Bank publication called *"Managing Your Own Money: A Five-Minute Reader."* The *Reader* explains the need to manage assets wisely and outlines methods for growing assets while limiting risk. Our objective was to create a manual that encourages customers to become involved in asset management.

Shinsei Platinum Services

We started offering new *Shinsei Platinum Services* in July 2007 to customers who meet certain requirements. Eligible customers receive a Shinsei Platinum Card, higher interest rates on six-month and one-year yen time deposits and many other benefits. For example, customers can make an overseas remittance once a month at no charge and pay no fees for the first visit to a financial planner.

Meeting the need for long-term internationally diversified investment

We started offering an investment trust in December 2007, launched by Shinsei Investment Management, a wholly-owned subsidiary of Shinsei Bank. The management of the funds will be carried out by the Bank Julius Baer & Co., Ltd., a Swiss private bank focused on wealth management.

Bancassurance

We started offering seven insurance policies including medical, cancer and automobile insurance at Shinsei Bank branches and over the Internet (Shinsei *PowerDirect*) from January 2008. The move follows the deregulation of Japan's insurance market in December 2007 to allow the sale of insurance products, bancassurance, through banks. Offering insurance products, in addition to existing savings products, we are now able to provide consulting services to better meet the financial and life planning needs of individual customers.

Offering Security and Convenience

Security measures

We understand the importance of providing customers with effective and strict risk controls when delivering our services. Security concerns in Japan prompted the Bank to introduce *PowerYokin* in March 2005. This is a yen deposit account that allows customers to withdraw funds flexibly in the same manner as savings deposits, while offering greater security against fraudulent ATM use.

From September 2005, we decreased the default withdrawal limit at domestic ATMs to ¥500,000 per day to promote customer account safety through stringent security measures. From October 2006, we also decreased the default withdrawal limit for overseas ATMs to ¥100,000 per day. Our website's "Shinsei Security Center" also provides easy to understand security information. In addition, in May 2007 we introduced a Shinsei *PowerDirect* Security Code Card for Shinsei *PowerDirect* (Internet banking) in order to improve the security of our customers' log in procedures through a random number security code.

Kashiwa Financial Center opens

In May 2007, Shinsei Bank opened a Financial Center in Kashiwa, a major commercial hub in Chiba prefecture, on the outskirts of Tokyo. Customers can visit the Center from 11 a.m. to 7 p.m. every day except Sunday. In addition to opening accounts, individuals can visit the Center for asset management consultation. Financial consultants will prepare a personalized plan and selection of investments based on the individual's knowledge, experience, objectives and financial position.

New call center in Fukuoka

Shinsei Bank began operations at its second domestic call center in June 2007. Located in Fukuoka, the largest city in Kyushu, the new facility shortens waiting times for customers by increasing capacity.

Expansion of ATM network inside Japan Railway (JR) and major railway stations

We expanded our ATM network by opening a new ATM inside JR Mitaka (Tokyo) and Kyoto stations in December 2007 and January 2008, respectively. Our ATM network also includes stations on the Tokyo Metro, Keikyu and Kintetsu Railways. With 76 ATMs at 49 stations (as of March 31, 2008), Shinsei boasts the largest ATM network in the Tokyo Metro.

Shinsei Bank commences joint ATM tie-up with Miura Fujisawa Shinkin Bank

Shinsei Bank commenced a joint ATM tie-up with Miura Fujisawa Shinkin Bank from September 2007. The new partnership enables Shinsei *PowerFlex* cash card holders to make free of charge cash withdrawals and account balance inquiries at ATMs operated by Miura Fujisawa Shinkin Bank.

PowerSmart Home Mortgage

From January 2008, *PowerSmart Home Mortgage* customers can make early repayments in one-yen increments via Shinsei *PowerDirect* (Internet banking) and via our call center. *PowerSmart Home Mortgages* require neither a guarantee fee nor early repayment fee. In addition, customers can change the amount of early repayment or terminate the function via Shinsei *PowerDirect*.

POWERSMART HOME MORTGAGE — EXCEEDING EXPECTATIONS —



Customers at Head Office Shinsei Financial Center

The number of customers and loans actually made through our *PowerSmart Home Mortgage* has been constantly increasing, thanks to some highly acclaimed features such as the absence of a guarantee fee or early repayment fee and SmartPay (automatic early repayment). We are listening to customers' comments and striving to reflect them in our product development and sales activities. In fiscal year 2007, we acted on feedback from customers who said they wanted to complete their mortgage payment as early as possible, with control over the amount and timing of payment. To further enhance our existing early repayment feature, we began offering *PowerSmart Home Mortgage* customers the choice of specifying the amount of early repayment via Shinsei *PowerDirect* (Internet banking) in January 2008. The addition of this new function to the *PowerSmart Home Mortgage* enables customers to make loan payments from as little as one yen through the Internet, thus accelerating the repayment process.

In addition to product enhancement, we have looked to streamline the screening process for *PowerSmart Home Mortgage* by providing various follow-up services to applicants.

Customers at the Head Office Shinsei Financial Center who have chosen *Shinsei PowerSmart Home Mortgage* said, "The quality and terms of products, as well as service and consultation by the sales staff, all exceeded our expectations. We are happy to count on Shinsei for one of our most important decisions in life."

We are committed to exceeding expectations by delivering continuously high levels of service and offering products that meet our customers' needs, while actively engaging in the development and sales of other financial products.

BANKING INFRASTRUCTURE

Our goal is to build and sustain a robust IT platform with versatile functions and features that ou[r] businesses can rely on to drive growth. We endeavor to provide our businesses with optimal solu[tions] to deliver the best quality products and services for our customers, enabling us to offer the best pricing in the marketplace. For our businesses, technology must provide a distinct competi[tive] advantage allowing them to offer unique products and services unmatched in the industry. We strive to remove every opportunity for mistakes and errors in our designs and build capability tha[t] allows customers to conduct their own transactions.

IT Platform Driving Highly Automated Processes

We break our work down into individual tasks and organize them as structured processes that are backed up by our IT systems, delivering a very high quality automated and paperless work environment. Tasks are presented to our staff along with the information necessary to complete them, allowing people with generalist skills to perform all the work with minimal training. The flexibility and convenience of our IT platform powers the rapid growth of the entire Shinsei Bank Group. Shinsei Bank is an industry leader in customer satisfaction, launching new products and services that meet the needs of our institutional and retail clients. The focus on excellence never ends, as we continually review our operations and increase the use of automated processes to ensure we have the resources to support our growth.

The key difference between us and the competition is that we look at the entire operation as if it were a large computer, categorizing ourselves into three classes of "machines": a class of machines that process transactions for customers and the Bank; another that controls the processes; and a third which controls all of the data processing "machines." This approach applies to the entire process chain, from direct customer contact all the way to the back-end of accounting, reporting and gateway of financial transfers. We differentiate ourselves from the competition in almost all aspects of our IT systems, including the way we have organized our work; we do not use supervisors to check transactions, as machines check the transactions.

High Degree of Flexibility

Shinsei has built a unique IT platform among banks. It was cre[ated] to be flexible, enabling the Bank to move quickly to seize opportunities in both the institutional and retail markets an[d] offer new products and services to our customers. It is scala[ble], allowing the Bank to grow rapidly without strainin[g] personnel and resources. Our infrastructure is built to be flex[i]ble and interchangeable, leveraging the strength of existin[g] systems and continuously incorporating new developments and innovations. The modular platform is designed to be con[tin]ually updated and improved. As a result, building blocks can be added seamlessly to enable the Bank to handle comple[x] transactions effortlessly. The design allows Shinsei to quickly and inexpensively update new technology or software neede[d] to support a new product offering.

Highly Secure

Most importantly, our IT platform ensures the safety and security of our customers and their transactions. The redundancy we have built into the system ensures our customers' experience, whether online or at a branch, is best in class. The Bank's technology platform has multiple levels of redundancy, with back-up systems located in a number of facilities. Should any of our sites go down, there are several other sites positioned to take over and ensure the customer experience is not interrupted.

We have increased capacity to our host machines with the new data center in Fukuoka prefecture. To ensure that we always have command and control capabilities, we have built a second command center in Singapore. For processing customer documents we have established an additional center in Chiba prefecture. Taken together, they make our platform highly robust and resilient.

Scalable

We are able to scale up our operations very rapidly because all our IT systems are made up of discrete components, and we can add components as needed. Work is spread out and assembled around various stations and does not occur at a single point. Organized quite literally like a factory, with IT systems deployed as in a factory, this structure is extremely resilient. Even when we add new machines, we do not stop our operations as our businesses are working around the clock. This allows us to deliver uninterrupted service to our customers, even as we introduce new changes on the running platform.

Empowering Our Customers

We are transparent to our customers through our processes and technology. This is to make sure that we do not make a mistake as a result of a lack of experience in serving the customers. Our systems are designed for self-service, including a capability called "assisted channel," which allows customers to initiate and complete their transactions quickly.

Our IT capabilities are designed to be highly visible in order to service the customer. All the tools are available within easy reach at any of our Financial Centers, including the ATM, a call center hotline and an Internet terminal for account access. We keep housing loan applicants constantly updated on documents to be submitted and the status of their applications through periodic mailings and whenever they contact the call center. As a result, the entire process is highly transparent and customer-friendly.

We are Where Our Customers are

We have tried to create a model where our customers can either call us on the phone or visit any of our branches. Everything that can be done in person can be done over the Internet, as it is available through all channels, and this applies for all our institutional and retail customers. Our basic belief is "We will be where you are."

Our customer sessions are highly interactive, with the customer in full control of their account in all dimensions. We wrap the Bank, as well as the technology, around the customer, whether over the Internet, on the phone or in-person at our branches. We focus our technology in a way that conveys to the customer: "You are the only customer we have."

"RADICALLY SIMPLE IT," HARVARD BUSINESS REVIEW, MARCH 2008



DESCRIPTION*

Many managers think that developing and rolling out a major IT system is like putting up a warehouse. You build it and you're done. But that does not work for IT anymore. Taking that approach results in rigid, costly systems that are outdated from the day they are turned on. What is needed for today's businesses is IT that serves not only as a platform for existing operations but also as a launchpad for new functions and businesses. In this article, the authors present a path-based approach that addresses the primary challenges of IT: the difficulty and expense of mapping out all requirements before a project starts because people often cannot specify everything that they need beforehand; the other unanticipated needs that almost always arise once a system is in operation; and the [illegible] task of persuading people to use and "own" it. Japan's Shinsei Bank emerged during the authors' research as a standout among the companies applying the path-based method. The firm designed, built, and rolled out its system by forging together [illegible] business and IT strategies; employing the simplest possible technology; making the system truly modular; letting it sell itself to users; and ensuring that users influence future improvements. Some of the principles are variations on old themes, while others turn the conventional wisdom on its head.

* The description for the Harvard Business Review article "[illegible] Simple [illegible]" by David Upton and Bradley R. Staats (March 2008) is taken [illegible] the Harvard Bus[illegible] Publishing [illegible] www.harvardbus[illegible]

MANAGEMENT STRUCTURE

DIRECTORS AND EXECUTIVES

As of June 1, 2008

BOARD OF DIRECTORS



Thierry Porté
President, Chief Executive Officer, Shinsei Bank, Limited

Junji Sugiyama[2]
Chairman, Shinsei Bank, Limited

Michael J. Boskin[1]
Professor, Stanford University

Emilio Botín[1]
Chairman, Grupo Santander

J. Christopher Flowers
Chairman, J.C. Flowers & Co. LLC

Yukinori Ito[1]
President and CEO, Centennial Economic Advisors (Japan), Inc., Former Professor, Tokyo University

Shigeru Kani[1]
Former Director, Administration Department, The Bank of Japan, Professor, Yokohama College of Commerce



Fred H. Langhammer[1]
Chairman, Global Affairs, The Estee Lauder Companies, Inc

Minoru Makihara[1]
Senior Corporate Advisor, Mitsubishi Corporation

Yasuharu Nagashima[1]
Lawyer





Lucio A. Noto[1] [2]
Former Vice Chairman, Exxon Mobil Corporation

Nobuaki Ogawa[1]
Lawyer




Hiroyuki Takahashi[1]
Former Director, Japan Corporate Auditors Association




John S. Wadsworth, Jr.[1]
Advisory Director, Morgan Stanley

SENIOR ADVISORS

Takashi Imai
Senior Advisor, Honorary Chairman, Nippon Steel Corporation



Paul A. Volcker
Former Chairman, Board of Governors of the Federal Reserve System







Masamoto Yashiro
Former Chairman and CEO, Shinsei Bank, Limited

Fiscal Year 2007
Board of Directors meetings
Meetings 13
Attendance 87%

*1 Outside Directors
*2 Scheduled to retire on June 25, 2008

COMMITTEE MEMBERSHIPS

NOMINATION COMMITTEE
Minoru Makihara (Chairman)
Michael J. Boskin
J. Christopher Flowers
Lucio A. Noto
Thierry Porté

Fiscal Year 2007 meetings
Meetings 2
Attendance 90%

AUDIT COMMITTEE
Hiroyuki Takahashi (Chairman)
Yukinori Ito
Shigeru Kani
Yasuharu Nagashima
Nobuaki Ogawa

Fiscal Year 2007 meetings
Meetings 13
Attendance 97%

COMPENSATION COMMITTEE
John S. Wadsworth, Jr. (Chairman)
Emilio Botin
J. Christopher Flowers
Fred H. Langhammer
Minoru Makihara

Fiscal Year 2007 meetings
Meetings 3
Attendance 73%

STATUTORY EXECUTIVE OFFICERS



Thierry Porté
Representative Statutory Executive Officer, President, Chief Executive Officer

Sang-Ho Sohn
Senior Managing Executive Officer, Head and Chief Executive of Institutional Banking Group

Norio Funayama
Statutory Executive Officer, General Manager of Office of Strategy Management

Junji Sugiyama*
Representative Statutory Executive Officer, Chairman

Hirotaka Terai*
Senior Managing Executive Officer, Head and Chief Operating Officer of Retail Banking Group

Michimasa Honda
Statutory Executive Officer, General Manager of Financial Institutions Business and Public Sector Finance Division

Dhananjaya Dvivedi
Senior Managing Executive Officer, Group Chief Information Officer, Head of Banking Infrastructure Group

Junzo Tomii
Senior Managing Executive Officer, Head of Institutional Banking Group

Michiyuki Okano
Statutory Executive Officer, Head of Operations Sub-Group, Head of Retail Services Sub-Group

Rahul Gupta
Senior Managing Executive Officer, Chief Financial Officer

Kazumi Kojima
Managing Executive Officer, Head of Corporate Affairs Group

Yoshikazu Sato
Statutory Executive Officer, Head of Technology Sub-Group

Masazumi Kato
Senior Managing Executive Officer, Head of Institutional Banking Group

Kazuya Fujimoto
Statutory Executive Officer, Head of Public Sector Finance Sub-Group

Takashi Tsuchiya
Statutory Executive Officer, Head of Advisory Sub-Group

* Scheduled to retire on June 25, 2008

ORGANIZATION

As of June 1, 2008

Customers

Board of Directors
Chief Executive Officer
Management Committee
Internal Audit Division*3
Nomination Committee
Audit Committee — Office of Audit Committee
Compensation Committee

Legal and Corporate Governance Group (LCG)
- Office of Strategy Management
- Office of CLO
- Human Resources Division*2
- Office of Corporate Secretary*1
- Compliance Division
  - (Financial Crime Information Department)
- Legal Division
- Investor Administration Office

Institutional Banking Group (IBG)
- Asset Management Sub-Group*4
  - Asset Management Division
- Wealth Management Division*4

Retail Banking Group (RBG)
- Marketing Division
  - Customer Service Department
- Platinum Banking Division*8 — 31 Financial Centers*9 (Branches)
- Direct Banking Division
- Channel Planning Division
- Retail Products Division
- Retail Services Sub-Group
- Retail Technology Division

Finance Group (FNG)
- Financial Controlling Sub-Group
  - Group Business Controlling Division
    - (Expense Control Department)
  - Group Regulatory Accounting and Tax Division
    - (Basel II Project Management Department)
  - Group Financial Accounting Division
  - Capital Markets and Treasury Product Control Division
- Treasury and Corporate Sub-Group
  - Group Treasury Division
  - Group Investor Relations Division
  - Group Financial Strategies Division
  - Group Corporate Analytics Division
  - Group Corporate Development Division
  - Group J-SOX Program Office
  - Office of CFO
- Corporate Value Division*10
  - (Office of Corporate Sustainability)
  - (Office of Brand Management)
  - (Office of Corporate Philanthropy)

Banking Infrastructure Group (BIG)
- Control Sub-Group
  - Operations Planning and Administration Division
- Technology Sub-Group
  - Information Technology Division
  - Technology Support Division
- Operations Sub-Group
  - Operations Services Division Grand Cayman Branch
  - Operation Support Division
  - Centralized Operations Division

Risk Management Group (RMG)
- Portfolio and Risk Management Division
- Market Risk Management Division
- Credit Risk Division
- Financial Engineering Risk Management Division
- Retail Banking Risk Management Division
- Risk Management Planning and Policy Division
- Operational Risk Management Division

Corporate Affairs Group (CAG)
- Corporate Communications Division
- General Services Division
  - (Head Office Relocation Preparation Department)
- Credit Assessment Division

*1 Office of Corporate Secretary shall act as the secretariat for the Board of Directors, Nomination Committee and Management Committee
*2 Human Resources Division shall act as the secretariat for the Compensation Committee
*3 Internal Audit Division shall report to CEO and to Audit Committee directly
*4 As the Asset Management Sub-Group and Wealth Management Division are organization (Joint Venture) of IBG and RBG, each Division shall report to both Group Heads
*5 Process Control Division is attached to IBG, however it shall report to the Head of BIG as well
6 Sapporo, Sendai, Kanazawa*, Nagoya, Hiroshima*, Takamatsu and Fukuoka (* excl. PSF Sub-Group)
*7 These business divisions are placed under the direction and supervision of respective Sub-Group Heads for each customer based on its category
*8 Incl. Ginza Annex and Nihombashi Annex
*9 Head Office, Sapporo, Sendai, Kanazawa, Omiya, Kashiwa, Tokorozawa, Tokyo, Ikebukuro, Ueno, Kichijoji, Shinjuku, Shiodome SIO-SITE, Roppongi Hills (incl. Akasaka Annex), Shibuya (incl. Omotesando Hills Annex), Hiroo, Meguro, Futakotamagawa, Hachioji, Yokohama, Fujisawa, Nagoya, Kyoto, Osaka, Umeda (incl. Hankyu-Umeda Annex), Namba (incl. Shinsaibashi Annex), Kobe, Hiroshima, Takamatsu and Fukuoka
*10 Corporate Value Division shall belong to both FNG and CAG. It shall report to both Group Heads

Abbreviation
CBB Sub-Group Corporate Banking Business Sub-Group
FB Sub-Group Financial Institutions Business Sub-Group
FBD Financial Institutions Business Division
FIPSD Financial Institutions Business and Public Sector Finance Division
PSF Sub-Group Public Sector Finance Sub-Group

CORPORATE GOVERNANCE

In its efforts to enhance corporate governance, Shinsei Bank has implemented a system of prompt decision-making, as well as transparent and objective management, since its new start in 2000. In order to achieve this, we have clearly separated the roles and responsibilities between the Board of Directors and management. While the functions of basic policy decision-making for long-term management strategy and business execution oversight are overseen by the Board of Directors, daily business operations are under the control of management. To ensure vigorous corporate governance, Shinsei Bank adopted a "Company with Committees" (*iinkai-setchi-gaisha*) board model, effective as of June 2004.

Shinsei Bank has adopted the following specific approaches to enhance corporate governance.

Committees Board Model/Internal Control

Company with Committees

In order to ensure a system that enables corporate governance to function more effectively, the Bank adopted a "Company with Committees" (*iinkai-setchi-gaisha*) board model as set out in the Corporation Act. As a Company with Committees, daily operational functions are delegated to management (statutory executive officers (*shikkouyaku*)), while the Board of Directors prepares mid- and long-term basic policies and supervises business execution. In addition, we established Nomination, Audit and Compensation Committees, which report to the Board of Directors pursuant to the Corporation Act. This system enables the Bank to ensure transparency, independence and interactive checking in its basic management structure. Delegating a wide scope of business execution authority to statutory executive officers has ensured prompt decision-making while also strengthening the Board of Directors' business monitoring function. We believe that this board model best serves the interests of our stakeholders.

Board of Directors

The Board of Directors is responsible for determining long-term management strategy, ensuring that management is working to maximize shareholder returns and evaluating and supervising management decisions. The Board is composed of two directors who also hold positions as statutory executive officers and 12 directors (including 11 outside directors) with extensive experience in business, financial, academic and legal fields both in Japan and abroad. These 12 directors provide independent and objective opinions to management at the Board of Directors meetings and play an important role in corporate governance. Established under the Board of Directors, the following three statutory committees —composed primarily of outside directors— act to improve the soundness, transparency and appropriateness of management. The Nomination Committee identifies and reviews Director candidates. The Audit Committee monitors management's business execution. The Compensation Committee determines remuneration for directors and statutory executive officers.

Corporate Governance System Chart (as of June 1, 2008)

Strategy Development and Monitoring
Board of Directors (14 Directors, including 11 Outside Directors)
Nomination Committee (5 members including 3 Outside Directors)
Audit Committee (5 Outside Directors)
Compensation Committee (5 members including 4 Outside Directors)

Business Management and Operational Execution
Chief Executive Officer
Internal Audit Division
External Auditor
Chairman
Management Committee (15 Statutory Executive Officers)

Business Groups and Subsidiaries and Affiliates
Institutional Banking Group
Retail Banking Group
Finance Group
Banking Infrastructure Group
Risk Management Group
Corporate Affairs Group
Legal and Corporate Governance Group
Shinsei Trust & Banking
Shinsei Securities
APLUS
Showa Leasing
SHINKI
Other Subsidiaries and Affiliates
■Business Groups Subsidiaries and Affiliates

Statutory Executive Officers/
Management Committee and Other Committees

The statutory executive officers, appointed and monitored by the Board of Directors, are responsible for running the Bank and implementing its business strategy based on the policies set forth by the Board of Directors. They include experienced finance and management specialists drawn from leading global financial services companies who review and discuss the key issues addressed by the Management Committee, which serves as the decision making body for the CEO. We are committed to attracting, partnering with and retaining top financial professionals, regardless of nationality or gender. As of June 1, 2008, four out of the 15 statutory executive officers were expatriates.

With the Bank expanding specialized offerings, we have established Group-wide committees to enable a swift and appropriate response. Shinsei Bank's primary committees include ALM, Compliance, Risk/Investment, Credit, New Business/Product, SME Loan, IT, Corporate Philanthropy, Basel II Steering and J-SOX Program Steering committees, and are chaired by the CEO, statutory executive officers or Group heads.

Transactions with Directors and Major Shareholders

In January 2008, a group of investors led by J.C. Flowers & Co. LLC and affiliates completed a tender offer for Shinsei Bank. In February 2008, the Bank increased its capital through a third-party allotment to the same group of investors. As a result, this group of investors, with which Mr. Flowers is influential became Shinsei Bank's largest shareholder. In accordance with the Bank Rule, the Bank has established a process for obtaining approval from the Board of Directors for transactions with parties related to the Bank that may involve a conflict of interest. Furthermore, in order to ensure the Bank's independence from major shareholders, as required by the Banking Law, the Bank established a new Bank Rule requiring the Board of Directors to judge transactions with major shareholders in accordance with a set of guidelines. The Bank has prepared and implemented this system to protect the interests of stakeholders based on objective judgment under the new shareholder structure.

Ensuring Internal Control

To enable appropriate corporate governance, it is necessary to prepare a system that ensures proper governance of internal audit and legal/compliance functions and a structure for monitoring business execution and decision-making centered on the Board of Directors. Putting in place the internal control system required by the Corporation Act, and ensuring internal control so that financial statements comply with the accuracy requirements of the Financial Instruments and Exchange Law are also important elements of corporate governance. Even though internal control is the responsibility of management, the overall internal control system takes measures to ensure specific internal control in each of the groups that carry out actual operations. Specifically, our "Internal Control Rules" and other related rules established by the Board of Directors stipulate that statutory executive officers are to establish and operate internal control systems for the operations they manage, and that all statutory executive officers and employees are obliged to observe these systems. Furthermore, we have enhanced the effectiveness of the internal control system by holding internal control meetings in order to ensure that adjustments are made between groups and that balanced and advanced systems are implemented uniformly throughout the Bank as a whole.

We specify in the Charter of Ethics and Internal Control Rules that we will take a firm and resolute stand against anti-social organizations.

Legal and Compliance Activities

The Compliance Division and Legal Division form a part of the Legal and Corporate Governance Group headed by the General Counsel. The two Divisions work closely together and play a central role in our corporate governance.

Compliance Systems Organization

We have, with a strong belief that thorough compliance must be one of the most important management missions, established a robust compliance system to help enable sound and proper

management that earns public trust. The Compliance Committee, Compliance Division and individual compliance managers within various business and support units constitute the main elements of our compliance organization. The Compliance Committee, with our CEO as its chairman, examines and discusses important compliance matters. The Compliance Division plans various measures concerning compliance risk and implements these measures through central management. Every division, department or branch in the Bank also has a compliance manager to act as the point of contact for compliance-related matters. These managers' duties also include periodical reporting to the Compliance Division on compliance-related issues. This enables the Compliance Division to conduct Bank-wide monitoring of how various measures are being implemented as well as to provide centralized compliance guidance.

Compliance Activities

We implement an annual compliance program that outlines our compliance-related plans, including compliance enhancement activities such as creating and updating internal rules. We place special focus on training programs for compliance awareness, including periodic training on important subjects, and are working to increase the effectiveness of this training by introducing active e-learning courses alongside classroom training.

Legal Supervision

Banks are required to comply with a wide variety of laws and regulations in their day-to-day business operations. Violations may severely damage not only our credibility and reputation as a financial institution, but that of the overall banking system itself. In terms of individual transactions, we may face unexpected claims for damages if our contracts are unreasonable or we act inadvisably during the process of negotiation leading up to contract execution. Prevention and proper management of these legal risks are now the most important mandate for a bank's business conduct. The Legal Division is in charge of legal affairs, including compliance with corporate and transactional laws, legal documentation and litigation supervision. The Legal Division, working with the Compliance Division, also supports our overall compliance systems.

Internal Audit

The importance of risk management is becoming increasingly acute with the increased diversification and complexity of risks relating to the Bank's operations. The role of the internal audit is to independently assess the effectiveness of risk management measures and internal controls. This, in turn, helps maintain and enhance our corporate governance.

The Internal Audit Division (IAD) of the Bank reports directly to the CEO and also to the Audit Committee of the Board of Directors. IAD supports the CEO in his responsibility for controlling business execution, and in particular for establishing an effective system of internal controls. IAD provides independent and objective assessments of the effectiveness of risk management, control and governance processes; the reliability of information and information technology systems, and compliance with statutory, legal and regulatory requirements as well as internal policy and procedure requirements of the Bank. IAD also maintains a close relationship with the Audit Committee and provides them with internal audit-related information.

IAD is independent from all the organizations subject to internal audits, and from day-to-day operational activities and control processes including regular preventive and detective controls.

IAD adopts a risk-based audit approach and conducts a comprehensive risk assessment based on macro-risk assessment —to capture high-level risks across the Bank— and micro-risk assessment to assess the risks inherent in each business or process audited. IAD prioritizes the allocation of audit resources to businesses or processes with higher risk profiles.

It is important to gather relevant information about the business to improve effectiveness and efficiency of internal audit activities. IAD has been enhancing off-site monitoring activities by attending key management meetings, reviewing internal control documents and holding regular meetings with senior management.

Comprising the Business Audit Team, the IT Audit Team and the Quality Control and Planning Team, IAD takes the initiative in developing our internal auditors' expertise, and in particular, strongly encourages them to obtain professional certifications such as Certified Internal Auditor and Certified Information Systems Auditor. IAD has also been enhancing its infrastructure in addition to developing new audit methodologies.

An external consulting firm conducts a quality review on IAD's internal audit activities in order to objectively identify opportunities for improvement. IAD also involves Group subsidiaries' internal audit divisions in its drive for continuous improvement.

39 Management Structure: Corporate Governance
40 Management Structure: Risk Management

RISK MANAGEMENT

Fiscal Year 2007: Dislocation of Financial Markets

Fiscal year 2007 proved to be very challenging for Shinsei Bank, as well as for many other financial institutions around the world. By midsummer 2007, market liquidity had disappeared for certain asset classes, severely impacting the valuation of many of our structured instruments.

In selecting our international investment and lending activities, we have allocated Risk Capital to countries where we could partner with established local institutions and we have focused our efforts where we have a strong track record.

In fiscal year 2007, we felt the impact of the deterioration in our U.S. residential mortgage exposure, and to a lesser extent, the decline in structured credit markets worldwide. When initially making our U.S. investments, we saw the U.S. residential market as large, deep and well diversified. We directed our investments into the relatively safer end of the non-prime residential mortgage spectrum, which we felt was a more attractive opportunity than subprime. However, soon after the subprime market was brought to a virtual standstill, contagion spread to all non-prime assets. As a result of this unprecedented market dislocation, we made prudent mark-downs and reserves for our U.S. residential exposure as well as certain other structured loans and investments.

We will continue to carefully monitor markets and our exposures both in Japan and overseas, especially those most vulnerable to credit market turmoil. The Risk Management Group is working closely with our business divisions —"better together"— to proactively identify market trends, carefully manage our portfolio, tighten our investment/lending criteria, curtail certain activities and reallocate Risk Capital accordingly.

Overview

At Shinsei Bank, we emphasize that "risk is an element of our business, concerning all employees." We endeavor to foster a risk-aware culture throughout our organization. We must take risk, and we do so in an intelligent, disciplined and collaborative manner.

The Risk Management Group works in partnership with all business units to ensure that risks are fully acknowledged and properly balanced with returns, while establishing a set of policies and guidelines. Quantitative and consistent risk analysis is regularly provided to decision makers, ensuring that they reach balanced judgments. Ongoing performance is rigorously monitored and reported to senior management so that the Bank's activities are fully analyzed. Risk management is conducted on an integrated basis. The Risk Management Group quantifies a variety of risks throughout the organization, including credit, market and operational risk, along with relevant correlations. In addition to calculating the risk portfolio's expected loss, we also estimate Risk Capital (also known as "economic capital"), which is our measurement of unexpected loss to a statistical degree

Risk Management System Chart

Board of Directors
Audit Committee
Chief Executive Officer
Internal Audit Division
Management Committee
Delegation of Authority
Audit
• Risk/Investment Committee
• Credit Committee
• ALM Committee
• Market Risk Management Committee
• Compliance Committee
• IT Committee
Risk Management Group (7 Divisions)
Main Task: To Establish Risk Policies/Risk Control Framework, Quantify Risk, Attribute Risk Capital and Monitor & Report
Portfolio and Risk Management Division
Market Risk Management Division
Credit Risk Division
Financial Engineering Risk Management Division
Retail Banking Risk Management Division
Risk Management Planning and Policy Division
Operational Risk Management Division
Credit Risk
Market Risk / ALM
Operational Risk
Business Groups and Subsidiaries

of confidence agreed upon in partnership with senior management. The Risk Management Group attributes Risk Capital to all transactions and activities, thereby ensuring that risk is managed consistently with other business indicators. Shinsei strives to meet the highest global standards in risk management.

Comprehensive Risk Management

Basic Concept of Risk Management Systems

In order to run highly-profitable operations, a financial institution must understand the basic challenges of risk management, namely, how to take and how to face risks.

For this reason, it is necessary to monitor whether risks are taken in line with Bank-wide policies as well as individual operational policies, whether risks remain within appropriate limits and whether they are adequately controlled by the respective sections in charge.

Financial institutions are exposed to various risks, including credit risk, market risk, liquidity risk, operational risk, systems risk, legal risk and compliance risk.

To Achieve Comprehensive Risk Management

Shinsei Bank sets forth its "Shinsei Bank Risk Management Policy" as a basic management policy in order to recognize risks and implement proactive controls based on an understanding of the total risks faced by the Bank as a whole. Under this Policy, risks are categorized as inherent within a financial institution's operations, and risk management is the basic principle for understanding the risks to which Shinsei Bank is exposed. Furthermore, risk management is the principle underlying the policies and procedures under the "Shinsei Bank Risk Management Policy," the highest-level bank rule.

Comprehensive risk management means detailed monitoring of each risk involved in individual operations, as well as the understanding of total bank-wide risks, and quantifying risks to the greatest extent possible. Estimating "Risk Capital," which is an integrated control approach, requires measurements for each risk category, namely (1) credit risk, (2) structured credit and other investment risk, (3) market risk, (4) interest rate risk, (5) liquidity risk, and (6) operational risk. In this way, our management capabilities and risk acquisition activities are controlled in an integrated manner by monitoring the Bank-wide risk volume and Group-specific capital attribution status.

As to risks inappropriate for quantification, or those that are very difficult to measure, continuous efforts are made to minimize such risks by introducing a system of checks-and-balances to enhance internal audits, and by taking necessary measures, including prevention of risk disclosures.

Shinsei Bank's senior management has delegated certain risk management authority to specific committees including the "Risk/Investment Committee," "Credit Committee," "ALM Committee" and "Market Risk Management Committee." Risk management policies are determined after thorough discussions among staff members with operational experience and expertise.

Tier I and Risk Capital by Risk Category



(Billions of yen)
800
600
400
200
0
Tier I
679
144
Others
96
Credit Risk
230

Assuming no correlation impact between risk categories, Risk Capital usage would be Credit Risk 301, Structured Credit and Other Investment Risk 274 and Others 116

Categories of Risk Capital

Risk Capital	Unexpected Loss calculated by subtracting expected loss from estimated maximum loss of which time horizon is one year
Credit Risk	Measured by subtracting expected loss from Credit Value at Risk (Credit VaR). Credit VaR is estimated maximum loss calculated by a simulation utilizing data including probability of default, exposure at default, loss given default, etc.
Structured Credit and Other Investment Risk	Measured by the most appropriate combination chosen for each investment from some methods such as default loss distribution, value range distribution, sensitivity to other factors, etc
Market Risk	Measured by calculating estimated maximum loss from market risk based on Value at Risk method (VaR method), of which time horizon is one year
Interest Rate Risk	Sum of Japanese yen interest rate risk measured by Value at Risk method (VaR method) and other currencies interest rate risk measured by bpv method
Liquidity Risk	Measured by estimating liquidity gap under a stress scenario, and additional funding cost in such a case
Operational Risk	Estimated maximum loss calculated by a simulation based on frequency and severity distributions which will be derived from actual historical loss data and scenario loss data
Total Risk Capital	Calculated by subtracting effect of correlation across risk categories from simple sum of Risk Capital for each risk category

Credit Risk Management

Credit risk is defined as the risk of loss due to a counterpart defaulting on contractual debt obligations.

Our model for credit risk management focuses on securing adequate return on risk, avoiding excessive concentration in particular sectors or to particular obligors, and managing the credit portfolio with an awareness of potential losses under a worst-case scenario.

To achieve these goals, Shinsei Bank clarifies basic policies of credit operations and specific guidelines for credit risk management in the "Shinsei Bank Core Credit Policies," "Credit Procedures" and other procedures.

Credit risk management processes are roughly classified into credit risk management for individual transactions and portfolio-based credit risk management, as follows.

Credit Risk Management for Individual Transactions

(1) ORGANIZATION/SYSTEMS

What is important in credit risk management for individual transactions is to create effective checks and balances within the flow from transaction development to credit approval to after-the-fact control operations. As a general rule, Shinsei Bank assigns approval authorities to the independent credit analysis section in the Risk Management Group. Moreover, the appropriateness of this series of credit-related operations is verified by the Internal Audit Division, which is independent from the business promotion and credit analysis sections, thereby ensuring the check-and-balance function.

Credit approval authorities are not assigned to individuals with specific posts in an exclusive manner. They are operated in a credit determination process that primarily calls for joint approvals, so as to enhance objectivity and transparency of the approval determination processes.

Shinsei Bank actively undertakes credit-related operations in new fields, such as credit trading, in order to meet diverse customer needs and to take advantage of greater profit-earning opportunities in areas where we have the necessary know-how for optimum risk management. In order to manage these products, "Product Programs" are formalized describing the procedures and processes for each new product initiative. Each Product Program defines the strategic intent, investment parameters, delivery process, approval process, risk management guidelines and ongoing monitoring procedures. The Risk Investment Committee approves the risk limits, and designates approval authorities for each Product Program.

(2) OBLIGOR RATING SYSTEMS

Obligor rating systems, which are Shinsei Bank's internal rating systems, are outlined as follows.

CHARACTERISTICS OF
SHINSEI BANK'S OBLIGOR RATING SYSTEMS

- Increasing model accuracy and reflecting appropriate qualitative factors
- Ensuring conformity with external ratings agencies
- Properly reflecting obligors' consolidated basis accounting systems
- Ensuring conformity with rating systems among industry classifications

More specifically, obligor ratings are determined by applying adjustments with qualitative factors to the model ratings calculated by our estimation models, which are created using data from external rating agencies. The "Credit Rating Committee" makes the final rating determination by joint approval, ensuring transparency. Moreover, we ensure conformity of obligor ratings with obligor categories based on the regulatory self-assessment requirements.

Obligor ratings are used in the standards of credit approval authority procedures and portfolio controls, and are the foundation for credit risk management.

Furthermore, we also apply a facility rating system based on expected losses that allows for improvement in the credit status, such as through collateral and/or covenants, from the perspective of obligor ratings and comprehension of the credit status of individual transactions.

Portfolio-Based Credit Risk Management

(1) MONITORING ANALYSIS SYSTEM

Controls must be carried out in such a way that risks are diversified in terms of industries as well as ratings. This is done on a portfolio basis, which is an aggregation of transactions, and operations of individual transactions must be conducted based on appropriate risk analyses. At Shinsei Bank, the Portfolio and Risk Management Division undertakes risk analyses of portfolios, and monitors the segment-specific risk diversification status including industry classifications, ratings, specific customers/groups and also rating fluctuations related to customers within the portfolios. The Division uses this information to provide reports to senior management and the Chief Risk Officer on a monthly basis.

(2) QUANTITATIVE MEASUREMENT OF CREDIT RISK

Quantitative measurement of credit risk means quantitatively measuring and assessing the likelihood of losses that may be incurred from changes in a customer's creditworthiness. The probability of default, an assumption based on past experiences and future outlook, and expected loss amounts based on collection ratios, are generally called "expected losses."

Losses which would be incurred in the worst case scenario and which cannot be estimated based on past experiences are generally called "unexpected losses." It is generally considered that Risk Capital can be quantified by measuring "expected losses" and "unexpected losses."

Shinsei Bank ensures adequate return levels against risks involved in each transaction by measuring expected losses and unexpected losses and reflecting them in the interest rate margin on loans. Moreover, changes in Risk Capital and profitability against risks are analyzed to achieve sound portfolio operations and asset allocation.

(3) CONCENTRATION GUIDELINES

Our concentration management framework consists of industry concentration guidelines, obligor group concentration guidelines, as well as effective review and countermeasures for matters outside the scope of the guidelines. These procedures are designed to insulate our credit portfolio against systemic shock or other extraordinary events.

(4) RETAIL EXPOSURE

While we manage corporate exposures based on obligor/facility ratings, we manage retail exposures on a "pool" basis, where exposures with similar characteristics are assigned to a particular group, and risks are purposely segmented.

Credit Risks Involved in Market-Related Transactions

Credit risks involved in market transactions, such as derivative transactions, are controlled based on fair value and estimations of future value fluctuations. The volume of risks associated with market transactions changes according to fluctuations in market rates after the transaction is closed and Shinsei Bank undertakes strict controls based on future value fluctuation forecasts.

Self-Assessments

As a result of introducing the "Prompt Corrective Action" system, financial institutions conduct self-assessment of their assets, such as loans, in order to adequately write off or set aside reserves.

Shinsei Bank has established a self-assessment system wherein the Credit Assessment Division, which is independent from the business promotion and credit analysis sections, is the section ultimately responsible for assessment.

More specifically, the criteria and procedures for self-assessment adhere to the Financial Services Agency's "Inspection Manual for Deposit-Taking Institutions." Accordingly, primary assessments and final assessments are conducted by the credit analysis section and the Credit Assessment Division, respectively. For some obligors, the business promotion sections and the credit analysis section carry out the primary assessments and secondary assessments, respectively.

Obligor categories and categorizations are reviewed in a timely manner according to changes in the obligors' financial fundamentals so as to mitigate the emergence of problem loans and to strengthen and update systems to ensure the timely and accurate management of troubled loans.

Measures to Meet Basel II Requirements

In order to comply with the credit risk regulations under Basel II, which came into effect at the end of March 2007, Shinsei Bank decided to adopt the F-IRB (The Foundation Internal Ratings-Based) Approach. This framework ensures strict internal controls for our internal rating systems, the basis of credit risk management, by the execution of the design and operations of internal rating systems and parameter estimations (the probability of default). The results of the internal rating systems are reflected not only in internal controls related to credit risks, but also in calculations of capital levels required under the regulations.

Market Risk Management

Market risk, which is the risk associated with changes in the value of financial instruments from fluctuations in bond prices, exchange rates, interest rates, stock prices, credit spreads and other market-determined price mechanisms, is inherent in all assets and liabilities, and in off-balance sheet transactions as well.

Market Risk Management Policy

We manage market risk by segregating the overall balance sheet into a trading book and a banking book. The ALM Committee, chaired by our CEO, is the senior review and decision-making body for the management of all market risks related to asset/liability management.

The actual risk limits for asset/liability management as well as trading, such as the value-at-risk (VaR) method, are approved by the ALM Committee. The VaR method is a procedure for estimating the probability of losses exceeding a specified amount based on a statistical analysis of historical market price trends, correlations and volatilities.

The Market Risk Management Committee serves as an arm of the ALM Committee and is chaired by the head of the Risk Management Group with senior representatives from related divisions. The Committee meets weekly to review detailed market risk and liquidity risk reports from the Market Risk Management Division, which is responsible for the objective and timely recognition, monitoring and reporting of market risk in both our trading and banking operations. In addition to reporting risk information to management, administrative divisions and front office units, the Market Risk Management Division carries out regular risk analyses and makes recommendations.

Trading Book

Methodology We use the VaR method in our trading operations. Based on FSA approval, we use internal models for our General Market Risk VaR calculations for Basel II purposes. The VaR uses a 99% confidence interval, 10 day horizon period and 250 observation days. See the table below for VaR data.

The validity of the VaR model is verified through back testing, which examines how frequently actual daily profit or loss exceeds daily VaR for a one-day holding period. The back-testing results for fiscal year 2007 show that there were no days in which the loss amount exceeded VaR on a consolidated basis.

Actual Daily VaR

CONSOLIDATED

(ONE-DAY HOLDING PERIOD, 2.33 STANDARD DEVIATIONS)

Millions of yen

Fiscal years ended March 31	2007			2008		
	Average	Maximum	Minimum	Average	Maximum	Minimum
	526	739	287	850	1,622	480

VaR and Daily Profit or Loss (Back-Testing)


(Millions of yen)
4,000.0
3,000.0
2,000.0
1,000.0
0.0
-1,000.0
-2,000.0
Apr 07 May 07 Jun 07 Jul 07 Aug 07 Sep 07 Oct 07 Nov 07 Dec 07 Jan 08 Feb 08 Mar 08
Daily P/L — VaR (One day, 2.33 Sigma)

BACK-TESTING ON THE VaR MODEL APPLIED TO THE TRADING DIVISION'S TRANSACTIONS

ASSUMPTIONS OF SHINSEI'S VaR MODEL

Histogram of Daily Trading-Related Revenue (Excluding Customer Margin)

(Number of Days) (For the fiscal year ended March 31, 2008)



60
40
20
0
9
12
21
47
53
50
27
9
5
5
7
<-200
-200
-100
-50
0
50
100
200
300
400
500<
(Millions of yen)

NON-CONSOLIDATED

(ONE-DAY HOLDING PERIOD, 2.33 STANDARD DEVIATIONS)

Millions of yen

Fiscal years ended March 31	2007			2008		
	Average	Maximum	Minimum	Average	Maximum	Minimum
	451	656	243	743	1,388	383

We conduct stress tests using approximately 40 scenarios. Stress tests are conducted on a weekly basis and reported to senior management at the Market Risk Management Committee meetings.

Our trading activity is carried out mainly on behalf of customers. The allocated Risk Capital for proprietary trading is less than 10% of total allocated Risk Capital.

Banking Book

Methodology: In our banking book, we use the basis point value (bpv) method and net interest income volatility as principal risk indicators. The bpv method measures the risk of changes in fair market value resulting from fluctuations in interest rates. Net interest income volatility measures the risk of changes in net interest income during a specified period, usually one year, due to fluctuations in interest rates.

BPV METHOD

The bpv method measures the risk of changes in fair market value due to fluctuations in interest rates. For example, 10 bpv indicates the change in fair market value when interest rates move 10 basis points, or 0.1%. The table below sets forth the impact on the fair market value of yen-denominated on-balance sheet and off-balance sheet items when interest rates decline 10 basis points.

Impact of a 10 Basis Point Interest Rate Decline on Yen Balance Sheet Fair Market Value (Non-Consolidated)

Billions of yen

	Three months or less	Six months or less	Over six months to one year	Over one year to three years	Over three years	Total
On-balance sheet	-0.0	-0.0	-0.4	0.0	0.5	-0.0
Off-balance sheet	0.0	0.0	0.1	0.2	0.6	0.7
Total	-0.1	-0.0	-0.5	0.2	1.1	0.7

Note: [illegible]
Negative figures indicate where a decline in interest rates will result in a decrease in fair market value.

Liquidity Risk

Our ALM Committee is the senior review and decision-making body for the management of liquidity risk. The ALM Committee manages liquidity risk by establishing the short-term liquidity gap structure limits and minimum liquidity reserve levels.

Our Liquidity Management Policy, reviewed and approved periodically by the ALM Committee, stipulates the guidelines and norms for appropriate liquidity risk management.

To quantify liquidity risk, we have developed three liquidity forecast models:

- Business-as-usual model: This model forecasts the liquidity situation on an ongoing basis. The output of this model is an estimate of the funds we need to raise under normal circumstances.
- Stress/event model: This is a liquidity forecast under extraordinary circumstances. The output of this methodology is the outflow of funds under extraordinary circumstances.
- Contractual maturity model: This is a liquidity forecast on the assumption that assets and liabilities will be liquidated at contracted maturity. The model indicates how much we need to raise based on our actual contractual obligations.

The output of these models is carefully analyzed and presented monthly to the ALM Committee together with a recommendation on the liquidity gap structure and minimum reserve level, which is determined as follows:

- The first requirement or test is that we should be able to survive in a crisis or emergency situation; based on the assumptions relating to inflow and outflow in a stress situation, the net cumulative outflow over a specified period should not exceed available reserves.
- If available reserves are insufficient to meet the test, then action to remedy the situation, such as increasing reserves or changing our liability profile, must be taken.
- If available reserves are sufficient to meet the test, then minimum liquidity level reserves may be reduced, but only in such a way that the first stress test (emergency survival test) is still met and the liquidity gap at various times is within approved gap limits.

Asset Liability Management Methodology

Interest Rate Risk

We take an integrated approach to managing interest rate risk, incorporating both on-balance sheet transactions, such as lending activities, and off-balance sheet transactions, such as swaps. We analyze and manage risk both in terms of fair market value and profit or loss for a given accounting period.

We set limits for fair market value risk according to the bpv method, whereby risk arising from interest rate fluctuation is restricted to a predetermined proportion of our shareholders' equity.

For profit or loss within a specific period, risk limits are set based on net interest income. Our future balance sheet is estimated by constructing a hypothetical model that includes expected rollover of lending and deposits, together with information from our current balance sheet and operational plans. Net interest income simulations are carried out using various statistically generated scenarios for market interest rate fluctuations. Based on these calculations, fluctuations of net interest income over a year are restricted to a predetermined range.

Operational Risk Management

1. Management of Operational Risk

Operational risk refers to the risk of loss resulting from inadequate or failed internal processes, people or systems or from external events. Operational risk requires organization-wide management, because it is inherent in any business activity and covers extensive risk areas.

To comprehensively manage operational risk, an Operational Risk Management Policy has been established to clarify the definitions of risk, our basic policy and system for risk management and a framework for identifying, evaluating, monitoring, reporting and controlling/mitigating risk.

The Operational Risk Management Division, which is responsible for Group-wide operational risk management, evaluates, analyzes and reports on the overall operational risks. Specific management divisions have been designated for respective risk areas comprising operational risk, such as operational and administrative risk and systems risk. They are implementing various controls, including the formulation of cross-organizational measures, standards and procedures for managing risk according to the risk characteristics of each area. The Operational Risk Management Division and specific management divisions hold monthly meetings to share information on risk management issues and measures and to discuss how to manage the common elements across the risk areas, thereby ensuring the effective management of operational risk.

Regarding measurement of operational risk, we have adopted the standardized approach for regulatory capital under Basel II. On the other hand, we have also quantified operational Risk Capital for internal use based on our internal model, by utilizing risk scenarios which reflect risk perception of business lines as well as historical losses. This quantification result has been used as part of the overall Risk Capital system.

2. Management of Operational and Administrative Risk and Systems Risk

Operational and administrative risk refers to the risk of incurring losses resulting from executives or employees' failure to perform accurate clerical work or from their errors or misconduct. Although we have expanded our Retail Banking business and developed our Institutional Banking business, we realize that appropriately addressing such operational risk is of crucial importance in order to offer reliable services to our customers.

As measures for such risk, the Operational Planning and Administration Division, responsible for control over the overall operational errors and losses, have established various guidelines such as an "Operations Guideline" and have also implemented operational flow improvement and supervision/training to improve our operational levels. When errors do occur, we try to prevent recurrences by compiling a database of such cases and analyzing the causes. Our extensive automation/computerization and customer self-service have succeeded in minimizing the occurrence of such mistakes/errors.

We believe that the following three factors are significant for our information system strategy: security/reliability, flexibility and scalability. In particular, we have kept our information technology infrastructure robust, secure and reliable in order to ensure the security of customers' transactions. We have also established a flexible system that enables us to provide new products/services to meet customers' constantly changing needs. In addition, we have tried to ensure scalability to respond to possible increases in the number of customers and transactions in the future.

We have set up a special team tasked with minimizing systems risk. We have also improved our risk management in terms of continuity of business planning, disaster recovery planning and safeguards against personal information leakage and unauthorized access.

With regard to continuity of business planning, we have undertaken a review by conducting regular tests in light of the growing social importance of banks' online systems.

In March 2005, we extended the scope of ISMS certification, which we received in March 2004, from ITD to the entire Banking Infrastructure Group and Retail Services Sub-Group. Furthermore, we have received certification to migrate to ISO/IEC27001, which became the international and domestic information security management system standard in March 2007, and have strived to enhance our approaches to information security measures.

We provide regular status reports to management and continue to make Bank-wide efforts to manage and minimize operational and administrative risk and systems risk.

CORPORATE PHILANTHROPY

Redefining Corporate Philanthropy at Shinsei Bank

In fiscal year 2007, we started to realign our corporate philanthropic initiatives to achieve greater impact from the events and organizations we underwrite. We have established a corporate philanthropy framework that classifies our corporate contributions into three main categories: commercial, strategic and community. We are now applying a value-added mode to all corporate philanthropic initiatives that we support through direct cash and non-cash contributions. Through this model we apply a rigorous due-diligence process for appropriate awareness, alignment, promotion, monitoring, measuring and reporting of all our philanthropic activities. Furthermore, we strive to fulfill our promise to all of our stakeholders to fully exemplify our community values.

Corporate Philanthropy Framework

	Philanthropic Initiative Categorization		
	Commercial	Strategic	Community
Target stakeholder:	Customers	Society	Local communities
Objective:	Customer loyalty & appreciation	ESG awareness/social innovation through multi-stakeholder partnerships	Employee [illegible]

Living our Shinsei Value of Community

Shinsei Bank has made great efforts to support various organizations and events through our direct cash and non-cash contributions. We supported performing and visual arts events, international, cross-cultural exchanges and educational initiatives through direct sponsorship. We support many causes by allowing numerous NPOs, NGOs, foundations, associations and university clubs free use of our central Tokyo headquarters building, which allows them to raise awareness of their missions and advance their causes.

Organizations that held events in our venues throughout the year included the Japan Committee Vaccines for the World's Children, Room to Read, Global Enhancement for Women's Executive Leadership (GEWEL), US-Japan Bridging Foundation, Special Olympics Nippon, Tokyo Sinfonia, Urban Land Institute, Harvard Club of Japan, Torizaka Arts' Le Thanh Son "*A Brilliant Life*" Exhibition, Mobile Monday Tokyo, Shouhikagaku Rengokai Consumer Finance Symposium, Living Dreams, Heroes' Edutainment and Japan Red Cross. We also hosted university visits from the Harvard Business School, MIT Sloan Management Program, Yonsei University, University of Phoenix, École des Mines de Paris, The Wharton School, INSEAD, Yale, several Japanese universities, as well as alumni events for local and overseas universities.

We are also committed to supporting employees in serving our communities. We have introduced a volunteer leave program, allowing our employees to take time off to support volunteer participation in community-based projects like Special Olympics Nippon National Games in Yamagata, FIT for Charity Run, Hands on Tokyo Day of Service, Run for the Cure, Chiyoda Volunteer Center, Second Harvest Japan and KIDS project.

Building Environmental, Social and Governance (ESG) Awareness and Fostering Social Innovation

As part of our strategic philanthropy platform, Shinsei Bank is focusing on building Environmental, Social and Governance (ESG) Awareness. Our objective is to address specific ESG issues in Japan through convening multi-stakeholder symposiums to raise awareness. We are also underwriting organizations committed to finding innovative ways to address complex ESG issues.

Social Innovation and Social Entrepreneurship

In order to further advance the importance of out-of-the-box thinking when addressing ESG issues, we are deepening our commitment to social innovation and social entrepreneurship. We are committed to investing in social entrepreneurs who act as change agents to find effective solutions to the complex and pressing ESG problems currently facing our planet. Through supporting such innovation, our goal is to dramatically improve the circumstances of the underserved and disadvantaged.

Shinsei Bank has been firmly committed to social entrepreneurship since 2005 when we supported the launch and development of the first non-governmental microfinance organization in Japan, PlaNet Finance Japan, through direct cash and non-cash contribution. PlaNet Finance Japan's main objective has been to raise awareness and provide education to various stakeholders in order to mobilize Japan's human, technological and financial resources in support of the global microfinance movement.

Shinsei Bank is a collaborating sponsor of Ashoka's Social Entrepreneurship DVD Series with Skoll Foundation and Kinokuniya. This DVD series highlights the visionary thinking of social entrepreneurs and thought leaders who have championed long-term and innovative solutions to global sustainability issues. With the launch of this educational resource, we are furthering our commitment to students, academia, think-tanks and institutions of higher learning in promoting awareness of this important area.

We have also created the first corporate partnership in Japan with Social Ventures Partners (SVP) Tokyo, a venture philanthropy organization which aims to support social entrepreneurship in Japan. Shinsei Bank and SVP will provide financial support and professional skills transfer to carefully selected start-up, early- and mid-stage organizations with great potential who address important ESG needs and have not yet received adequate attention or resources in Japan. Through providing expertise in areas of capacity building, our objective is to make recipient organizations sustainable within a defined time frame, enabling them to create significant social impact.

Environmental Sustainability

Shinsei Bank is partnering in an environmental sustainability pilot program with global law firm DLA Piper. The objective is to build environmental awareness through bringing together orphans and volunteers from both companies around the cultural values and tradition of rice planting and harvesting. The sustainability project involves local farmers, environmental specialists, youth and senior citizens.

Shinsei Bank's other commitments to the environment include being a signatory to the Carbon Disclosure Project (CDP6), joining Team Minus 6% and actively participating in the MOTTAINAI Project. On May 2, 2007, we sponsored a lecture at our headquarters by Dr. Wangari Muta Maathai, the first African female Nobel Peace Prize laureate and an active promoter of "MOTTAINAI," to support the 3Rs of *reducing* waste, *reusing* finite resources and *recycling* what we can.



Shinsei Bank & DLA Piper Tokyo: Environmental Sustainability Pilot Program

CORPORATE CULTURE

Strengthening our Corporate Culture

To achieve our vision of becoming "Japan's preeminent financial services firm," we made significant strides to further align our corporate culture with our promise to our customers, as expressed through our strong brand.

Embedding our Values and Winning the Competition for Talent

In fiscal year 2007 we further extended our values education initiative, "Color Your Bank," through internal promotion and a roadshow covering all of our branches throughout Japan. Through this initiative, we were able to provide "better together" opportunities for our employees to learn about our heritage, key areas of business and our values. In addition to providing a highly interactive educational experience, we were also able to bring together people of different levels from various business areas and locales.

We were able to integrate and extend our values alignment effort into a value-aligned competency performance evaluation process. We successfully introduced this concept in fiscal year 2005 for senior executives, extended it to key general managers in fiscal year 2006 and finally to all employees in fiscal year 2007. This process of creating a values-aligned culture at Shinsei Bank was published as a case study by the Harvard Business School in fiscal year 2006 and updated with a follow-up case in fiscal year 2007.

To further align and strengthen our engagement and people practices, we implemented a second employee climate survey in fiscal year 2007. We showed improvement from our fiscal year 2006 survey in most areas, and our management committed to several specific actions to ensure that Shinsei is a place where employees can contribute their best each day. Once again, we were well ahead of market and industry peers in the ratio of female titled managers. As of April 1, 2008, our ratio was 21.4% and we consider this to be a key differentiating factor for our future success. We focused on work-life balance, gender diversity and talent management initiatives in fiscal year 2007 and will continue to ensure that we have rigorous processes to attract, develop, and retain the best talent to w[illegible] in a highly complex and competitive financial services market.

Building a Great Brand from Within

Over the past seven years, we have established Shinsei Bank as an innovative and unique type of financial institution [illegible] Japan. The Shinsei brand is an icon for customers looking fo[r] something other than "just another bank." The Shinsei brand embodies the promise that we make to our customers: the promise of ease and convenience, the promise of innovative products and services that speak to their needs, the promise o[f] trust and integrity and the promise of partnership. These quali[ties] are what make us truly unique amongst our competitors, and it is why more and more customers choose us and why we consistently rank among the top tier of financial institutions in the area of customer satisfaction. Customers recognize and appreciate that we have "changed the game" in Japan's financial services industry.

In June 2006, the senior management team decided to further strengthen the Shinsei brand and apply the successful brand principles to all Group companies, including APLUS and Showa Leasing. This decision led to the formation of a Group-wide project team that was given a mandate to create a single "Brand Idea" that could be applied across the Group, aligned with our vision and values and also provide a common statement of purpose to all employees, regardless of the[ir] organization. This Brand Idea was launched in September 2007, and since then we have conducted various internal activities to embed this idea throughout the organization, including a tour of many of our branches throughout Japan that culminated in a commitment signing ceremony asking all our employees to agree to adopt our new Brand Idea.

With all employees committed and united under this single Brand Idea, our belief is that Shinsei Bank can further differentiate and establish itself and own a unique position in this competitive market.

SHINSEI VISION AND VALUES

Shinsei Vision

We are Japan's preeminent financial services firm, delivering trusted solutions to grow sustainable value with our customers, our employees and our shareholders

Shinsei Values

CUSTOMER FOCUS

We provide unparalleled solutions with speed and agility based on our customers' evolving needs

INTEGRITY

We demand uncompromising levels of integrity and transparency in all of our activities

ACCOUNTABILITY

We are accountable for results, including the sound application of risk management, compliance, control and customer protection

TEAMWORK

We connect people and resources to provide exceptional customer solutions and sustain a culture where employee ideas are respected and valued

COMMUNITY

We are committed to the development of our employees, our customers, and our shareholders, and will serve the communities in which they live

SUMMARY OF MAJOR EVENTS

2000	March	Launched as an innovative Japanese bank under new management and new ownership
	June	Changed name from The Long-Term Credit Bank of Japan, Limited (LTCB), to Shinsei Bank, Limited
2001	May	Commenced operations of Shinsei Securities Co., Ltd.
2003	April	Commenced operations of Shinsei Investment Management Co., Ltd
	September	Established Hibiya Kids Park, an on-site children's day care center for Head Office staff—the first among Japanese banks
2004	February	Listed the Bank's common shares on the First Section of the Tokyo Stock Exchange
	April	Converted the Bank's long-term credit bank charter to an ordinary bank charter
	May	Achieved one million retail accounts
	June	Converted to a Company with Committees board model
	September	Acquired a controlling interest in APLUS Co., Ltd
2005	March	Acquired a controlling interest in Showa Leasing Co., Ltd
	May	Commenced operations of Shinsei International Limited
2006	February	Issued preferred securities and subordinated notes outside Japan
	March	APLUS acquired Zen-Nichi Shinpan Co., Ltd.
	July	Commenced resolution of public funds
	November	Partially cancelled Shinsei Bank common shares held as treasury stock
		Established strategic alliance with UTI Asset Management Company Pvt Ltd
	December	Issued GBP-denominated perpetual subordinated notes
2007	February	Senior management changes and further acceleration of business transformation at APLUS
	April	Achieved two million retail accounts
		Assigned business from UNICO Corporation (through Showa Leasing)
	May	Completed sales of all shares of Life Housing Loan Co., Ltd. to Sumitomo Trust & Banking Co., Ltd
	June	Launched new *Shinsei Platinum Services*
	July	Reached an agreement with Japan Asia Investment Co., Ltd to form a business partnership and subscribed to its private placement of new shares
	August	Acquired and cancelled Series 3 Class-B preferred shares
		Established a joint venture engaged in investment management with UTI International Ltd
	October	Made strategic investment in Duff & Phelps Corporation and signed Referral Agreement
	December	Acquired a controlling interest in SHINKI Co., Ltd
2008	January	Reached a mutual agreement with Seven Bank, Ltd to share sales channels and develop products and services together
	February	Completed a tender offer bid for the Bank's common shares and a third-party allotment of new common shares of the Bank to the investor group led by J.C. Flowers & Co. LLC and affiliates
		Launched private equity fund with the Development Bank of Japan
		Concluded an Operational Alliance Agreement with Towa Bank, Ltd
	March	Agreed to the sale of headquarters building
		Acquired and cancelled Series 2 Class-A Preferred Shares pursuant to a request by shareholder


DATA
SECTION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated and non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan ("Japanese GAAP") for banks, including the notes to those financial statements, included elsewhere in this annual report. Except as otherwise indicated, the financial information in the following discussion is based on our consolidated financial statements.

The discussion below contains forward-looking statements regarding the intent, belief or current expectations of management with respect to our financial condition and future results of operations. In many cases, but not all, we use such words as "anticipate," "believe," "estimate," "expect," "intend," "plan," "probability," "risk" and similar expressions in relation to us or our management to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those we currently anticipate or target. We do not intend to update these forward-looking statements.

In this section, except where the context indicates otherwise, "we" or "our" means Shinsei Bank, Limited and its subsidiaries and affiliates accounted for by the equity-method, and "Shinsei" or "the Bank" refers to Shinsei Bank, Limited alone.

Financial and operational data that are stated in multiples of ¥0.1 billion have been truncated. All percentages have been rounded to the nearest 0.1%.

"Fiscal year 2007" refers to our fiscal year ended March 31, 2008, and other fiscal years are referred to in a similar manner.

OVERVIEW

Shinsei Bank, Limited is a leading diversified financial institution in Japan. We believe our unique history and business strategy have made us more global than local financial institutions in Japan and more local than foreign financial institutions having a presence in Japan.

Our focus is to grow sustainable revenues by offering innovative products and solutions to meet the needs of our customers. Our businesses cover a broad range of products and customer segments which provide us with diversified revenues.

FISCAL YEAR 2007

We reported consolidated net income of ¥60.1 billion in fiscal year 2007, as compared to a net loss of ¥60.9 billion in the previous fiscal year. Fiscal year 2007 was marked by both successes and disappointments. In our consumer finance businesses, APLUS Co., Ltd. (APLUS) reaped the benefits of restructuring in fiscal year 2006 and returned to profitability in fiscal year 2007 and Shinki Co., Ltd. (Shinki), after completion of its restructuring in the first half of fiscal year 2007, generated steady results from the second half of fiscal year 2007. However, our Institutional Banking business was severely impacted by dislocation in the credit markets and our Retail Banking business continued to face slower revenue growth. The decline in net income from such factors was largely offset by the net gain from the sale of our headquarters building amounting to ¥55.7 billion, net of associated expenses, write-offs and reversal of deferred taxes, as well as gains from the sale of Life Housing Loan Co., Ltd. (Life Housing Loan) of ¥11.0 billion, net of taxes and consolidation adjustments.

Consolidated cash basis net income in fiscal year 2007 was ¥71.3 billion. Cash basis net income is defined as Japanese GAAP net income (loss) adjusted to exclude the amortization and impairment of goodwill and other intangible assets, net of tax benefit, attributable to our consumer and commercial finance companies.

U.S. RESIDENTIAL MORTGAGE PORTFOLIO

The slowdown in the U.S. economy, deterioration in global credit markets, liquidity worries surrounding financial institutions and the collapse of the structured products markets caused us to record significant mark-downs and credit provisions during fiscal year 2007.

During fiscal year 2007 we recorded mark-downs of investments related to U.S. residential mortgages of approximately US$157.1 million (¥15.6 billion) during the fiscal year. In addition, we recorded total credit costs related to U.S. residential mortgages amounting to US$134.6 million (¥13.4 billion).

As of March 31, 2008, our net exposure to the U.S. residential mortgage market amounted to less than US$250.5 million, or less than 0.3% of our total assets of approximately US$115.5 billion.

For additional information, see "Exposure to U.S. Residential Mortgage, Securitized Products and Related Investments" on page 100.

GREY ZONE AND CREDIT RESERVES - APLUS AND SHINKI

Legislative changes relating to consumer loan interest rates approved by the Japanese Diet in December 2006 and other developments, including changes in market conditions, have

continued to significantly impact the consumer finance sector. As a result, APLUS and Shinki made additional provisions during fiscal year 2007. APLUS recorded additional grey zone reserves for losses on interest repayments of ¥3.7 billion in connection with grey zone refunds recorded during this period. As of March 31, 2008, APLUS' grey zone reserve balance amounted to ¥8.6 billion.

In fiscal year 2007, Shinki, as part of its business transformation, reviewed its credit reserving policy for less creditworthy customers and recorded incremental credit reserves of ¥12.3 billion and increased its grey zone reserves by ¥8.4 billion. Shinki's total outstanding grey zone reserve balance amounted to ¥30.6 billion as of March 31, 2008.

SIGNIFICANT EVENTS

IMPAIRMENT OF INVESTMENT IN APLUS AND SHINKI COMMON SHARES

Legislative changes relating to consumer loan interest rates approved by the Japanese Diet in December 2006 and other developments have had a significant impact on the consumer finance industry.

As a result of these changes, the common share price of APLUS and Shinki declined substantially in the six months ended September 30, 2007, adversely impacting our non-consolidated financial results for that period. This triggered an impairment of Shinsei's investment in APLUS' and Shinki's common shares. Shinsei owned 156,690,390 common shares of APLUS and 25,607,524 common shares of Shinki as of September 30, 2007.

As of September 30, 2007, APLUS' per share common stock price was ¥82 as compared to ¥184 as of March 31, 2007. As a result, an impairment of ¥15.9 billion was recorded in our non-consolidated financial results. This is in addition to a valuation allowance of ¥9.2 billion recorded as of March 31, 2007, which represented the decline in value of these shares between the time of our acquisition of APLUS and March 31, 2007.

As of September 30, 2007, Shinki's per share common stock price was ¥97 as compared to ¥333 as of March 31, 2007. As a result, an impairment of ¥6.0 billion was recorded in our non-consolidated financial results. This is in addition to a valuation allowance of ¥6.6 billion assessed at March 31, 2007, which represented the difference between the book value of these shares and the common share price of Shinki on March 31, 2007.

On March 31, 2008, APLUS' common share price was ¥86 per share and Shinki's common share price was ¥99 per share, representing increases of ¥4 and ¥2 respectively, compared to September 30, 2007.

MANDATORY CONVERSION AND CANCELLATION OF SERIES 3 CLASS-B PREFERRED SHARES

We continued to optimize our capital base during fiscal year 2007.

On August 1, 2007, pursuant to the provisions of Shinsei Bank's Articles of Incorporation concerning the mandatory conversion of its Series 3 Class-B preferred shares owned entirely by the Resolution and Collection Corporation (RCC), we acquired all relevant preferred shares (300,000,000 shares) and issued common shares (200,000,000 shares) based on the exchange price of ¥600 per share in exchange for these preferred shares. We cancelled all the relevant preferred shares immediately after acquiring them.

MANDATORY CONVERSION AND CANCELLATION OF SERIES 2 CLASS-A PREFERRED SHARES

On March 31, 2008, we acquired and cancelled all of Shinsei's 74,528,000 Series 2 Class-A preferred shares and issued in exchange 269,128,888 of the Bank's common shares at an exchange price of ¥360 per share, pursuant to a request by the Deposit Insurance Corporation of Japan (DIC).

As a result, the DIC and the RCC together now hold 23.89% of the voting rights of Shinsei Bank, making them the second largest shareholder group after the group of investors, including affiliates of J.C. Flowers & Co. LLC. (JCF & Co.), which hold 32.62% of the Bank's voting rights.

NEW CAPITAL RAISING AND TENDER OFFER

During fiscal year 2007, we raised new capital, enhanced our financial stability and deepened ties with key new and existing shareholders. A plan centered on a tender offer from a series of investment vehicles (the Investors) whose investors include affiliates of JCF & Co. and a third-party allotment to the Investors was concluded.

The Investors made a tender offer bid of ¥425 per share for up to 22.7% of our outstanding common shares. In addition, upon approval by Japan's regulatory authorities, we issued ¥50 billion of new common shares by third-party allotment to the Investors. The issue price of the allotment was ¥425 per common share, the same as the price in the tender offer bid. As a result of these transactions, the Investors and affiliates of JCF & Co. now hold 32.62% of Shinsei's common shares.

The new capital will bolster our financial resources, improve our capital ratios and position our Institutional Banking arm to take advantage of investment and acquisition opportunities going forward.

RIGHTS OFFERING OF NEW SHARES BY SHINKI

In December 2007, Shinki raised capital through a rights offering to all shareholders registered as of October 17, 2007, consisting of three new shares of common stock, at ¥100 per share, for every existing share. Shinsei Bank subscribed to the rights offering of new shares proposed by Shinki (76,822,572 shares with a subscription amount of ¥7,682,257,200) on November 27, 2007.

After the completion of the rights offering, Shinsei Bank held 102,430,096 common shares, or 67.7% of Shinki's outstanding shares. Shinki officially became the Bank's subsidiary on December 13, 2007, and was accounted for as a consolidated subsidiary of Shinsei Bank from the second half of fiscal year 2007.

We believe that by deploying our financial and risk management expertise, our advanced information technology know-how and our access to capital, we have started to further improve operational efficiency in our consumer finance business, including Shinki. During the second half of fiscal year 2007, Shinki and its consolidated subsidiaries recorded net income of ¥2.7 billion.

SUBSCRIPTION TO APLUS CLASS-G PREFERRED SHARES

Shinsei subscribed to ¥50 billion in APLUS' Class-G preferred shares. APLUS plans to use the funds to strengthen its capital base as it builds out its portfolio of financial services and upgrades its IT infrastructure.

APLUS is building a new model for consumer finance in Japan and we fully support them in this endeavor. There is a great deal of synergy to be generated from the close relationship between APLUS and Shinsei.

Since acquiring APLUS in September 2004, we have moved quickly to adjust to challenging changes in the market and rebuilding the business in order to deliver top-quality consumer finance services under a new business model. We have worked with APLUS to upgrade its management team, augment risk and compliance controls and strengthen the core sales finance business with a greater focus on partnering with leading local merchants and multinationals. APLUS has also leveraged Shinsei's unique IT systems to redesign its sales finance delivery platform for merchant partners while cutting costs significantly.

We have started to leverage APLUS' consumer finance operations to the benefit of our Retail Banking business with the launch of Shinsei Visa Card and more collaboration is planned. We believe that the subscription to APLUS Class-G preferred shares will help APLUS achieve its medium-term strategies by further enhancing its financial strength.

REGIONAL ASSET MANAGEMENT JOINT VENTURE WITH UTI

On August 8, 2007, we signed a joint venture with UTI International Ltd. (based in Guernsey, a British crown dependency), a 100% subsidiary of UTI Asset Management Company Pvt. Ltd. of India, to set up UTI International (Singapore) Pte Limited (UTI Singapore).

UTI Singapore engages in investment management and distribution of financial products for a broad range of customers in addition to structuring investment products for customers in Japan. It will also launch and manage funds investing in other jurisdictions throughout Southeast Asia.

SALE OF HEADQUARTERS BUILDING

Our business operations have expanded in recent years and our current headquarters building in the Uchisaiwaicho district of Tokyo no longer meets the needs of our staff and various businesses. As a result, we sold our headquarters building and will move to a new, more cost-efficient location within three years. This is a strategic move that positions us to deploy assets and staff more effectively and will contribute to a broader re-engineering of our business processes. We believe that ownership of a headquarters building is not the most efficient way to deploy our capital. The sale of our headquarters building is an opportunity to realign our front- and back-office operations, invest in Japanese assets and better position ourselves to build greater shareholder value going forward.

Dolphin Japan Investment Y.K., a special purpose company and a consolidated entity within the Shinsei Group, held a beneficiary interest in the headquarters building. As a result of this transaction, Dolphin Japan Investment recorded a gross gain of ¥66.8 billion and Shinsei Bank, as an equity investor in Dolphin Japan Investment through a silent partnership (Tokumei Kumiai), recorded a net gain of approximately ¥55.7 billion.

BUSINESS IMPROVEMENT ORDER

On June 28, 2007, we received a Business Improvement Order (the Order) from the Financial Services Agency (FSA) based on the law concerning Emergency Measures for Strengthening of Financial Functions and the Banking Law.

The non-consolidated financial performance of Shinsei for fiscal year 2006 was substantially below the targets set in our Revitalization Plan agreed with the Japanese government due to significant charges arising from the impairment and valuation allowances relating to our investments in APLUS and Shinki. Consequently, we failed to meet the non-consolidated net income target set in our Revitalization Plan, and as a result, the FSA issued the Order.

OVERVIEW (continued)

The Order required the Bank to submit to the FSA a Business Improvement Plan that incorporates measures to strengthen its profitability, which was duly submitted on July 27, 2007.

We take this Order seriously and will further strive to strengthen our business franchise and profitability to enable us to complete our Revitalization Plan and repay all outstanding public funds.

In fiscal year 2007, we recorded non-consolidated net income of ¥53.2 billion, representing 88.7% of the target set in our Revitalization Plan for that fiscal year.

RECENT DEVELOPMENTS

SALE OF MEGURO BUILDING

On May 14, 2008 the Bank agreed to sell its Meguro Production Center together with the land for ¥19.2 billion. The Bank has entered into a lease contract with the purchaser, an affiliate of the Lone Star Real Estate Fund, which will allow us to remain in the building until March 2011.

The sale, which closed on May 30, 2008, allows the Bank to carry out its intention to relocate the Production Center as a part of the Bank's ongoing effort to realign its operations and improve efficiency. A gain on disposal of premises and equipment of approximately ¥10.2 billion will be recognized in fiscal year 2008. In addition, restoration and other costs associated with future relocation will be estimated and recognized.

SELECTED FINANCIAL DATA (CONSOLIDATED)

Shinsei Bank, Limited and Consolidated Subsidiaries
As of or for the fiscal years ended March 31, 2008, 2007, 2006, 2005 and 2004

	Billions of yen (except per share data and percentages)				
	2008	2007	2006	2005	2004
Income statement data:					
Net interest income	¥ 137.7	¥ 95.4	¥ 82.2	¥ 66.8	¥ 57.1
Net fees and commissions	40.8	46.4	45.4	32.4	13.5
Net trading income	9.0	17.2	27.5	23.9	2.7
Net other business income	74.9	96.6	118.0	54.5	45.0
Total revenue	262.6	256.3	273.4	177.8	123.5
General and administrative expenses	158.7	150.2	136.5	97.3	70.1
Amortization of goodwill and other intangible assets	12.5	20.8	29.4	8.8	0.0
Total general and administrative expenses	171.2	171.0	166.0	106.1	70.1
Net credit costs (recoveries)	73.5	51.9	30.1	(0.9)	(15.4)
Other gains (losses), net	74.7	(99.1)	(3.4)	(7.0)	0.1
Income (loss) before income taxes and minority interests	92.5	(65.7)	73.7	65.5	68.9
Current income tax	4.9	3.2	3.7	1.4	1.4
Deferred income tax (benefit)	9.5	(24.6)	(11.4)	(3.4)	1.1
Minority interests in net income (loss) of subsidiaries	18.0	16.6	5.2	0.1	(0.0)
Net income (loss)	¥ 60.1	¥ (60.9)	¥ 76.0	¥ 67.4	¥ 66.4
Balance sheet data:					
Trading assets	¥ 315.2	¥ 303.3	¥ 193.5	¥ 168.5	¥ 635.0
Securities	1,980.2	1,854.6	1,494.4	1,478.2	1,433.2
Loans and bills discounted	5,622.2	5,146.3	4,087.5	3,430.4	3,047.0
Customers' liabilities for acceptances and guarantees	701.7	754.4	813.4	1,058.1	38.3
Reserve for credit losses	(145.9)	(147.2)	(144.8)	(149.7)	(177.9)
Total assets	11,525.7	10,837.6	9,405.0	8,576.3	6,343.7
Deposits, including negotiable certificates of deposit	5,806.6	5,420.9	4,071.7	3,452.8	2,734.4
Debentures	662.4	703.2	1,018.9	1,242.6	1,358.0
Trading liabilities	205.0	99.2	149.9	69.1	92.2
Borrowed money	1,127.2	1,122.6	1,205.7	1,160.2	334.4
Acceptances and guarantees	701.7	754.4	813.4	1,053.1	38.3
Total liabilities	10,560.5	9,904.4	8,287.8	7,735.7	5,612.7
Capital stock	476.2	451.2	451.2	451.2	451.2
Total equity	965.2	933.2	—	—	—
Total liabilities and equity	¥ 11,525.7	¥ 10,837.6	¥ 9,405.0	¥ 8,576.3	¥ 6,343.7
Per share data:					
Common equity [2]	¥ 364.35	¥ 308.60	¥ 380.20	¥ 329.65	¥ 287.94
Fully diluted equity [3]	364.35	355.09	421.62	390.06	378.70
Basic net income (loss)	38.98	(45.92)	53.16	46.78	46.03
Diluted net income	32.44	—	37.75	34.98	32.75
Capital adequacy data:					
Tier I capital ratio	7.4%	8.1%	10.3%	7.0%	16.2%
Total capital adequacy ratio	11.7%	13.1%	15.5%	11.8%	21.1%
Average balance data:					
Securities	¥ 2,058.7	¥ 1,750.5	¥ 1,721.4	¥ 1,509.4	¥ 1,618.1
Loans and bills discounted	5,390.3	4,613.4	3,730.7	3,099.9	3,124.0
Total assets	11,181.7	10,121.3	8,990.6	7,460.0	6,525.3
Interest-bearing liabilities	9,065.8	7,821.8	6,418.3	5,216.0	4,879.8
Total liabilities	10,232.4	9,096.1	8,011.8	—	—
Total equity	949.2	894.2	—	—	—
Other data:					
Return on assets	0.5%	(0.6)%	0.8%	0.9%	1.0%
Return on equity (fully diluted) [3]	8.8%	(8.1)%	9.3%	8.9%	9.4%
Ratio of deposits, including negotiable certificates of deposit, to total liabilities	55.0%	54.7 %	49.1%	44.6%	48.7%
Expense-to-revenue ratio[4]	60.4%	58.6 %	50.0%	54.7%	56.8%
Non-performing claims, non-consolidated	¥ 53.1	¥ 27.9	¥ 42.5	¥ 51.7	¥ 97.3
Ratio of non-performing claims to total claims, non-consolidated	1.0%	0.5 %	1.0%	1.4%	2.8%
Net deferred tax assets	¥ 23.9	¥ 37.3	¥ 16.3	¥ 4.3	¥ 22.8
Net deferred tax assets as a percentage of Tier I capital	3.5%	6.0 %	2.2%	0.9%	3.2%

Notes: (1) As required by an accounting standard published by the Accounting Standards Board of Japan (ASBJ), certain items which were previously presented outside of shareholders' equity are now presented as components of equity. Such items include stock acquisition rights, minority interests and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ended on or after May 1, 2006. Reclassification of the prior period amount is not permitted under Japanese GAAP.
(2) Stock acquisition rights and minority interests in subsidiaries are excluded from equity in calculating per share data.
(3) Fully diluted equity per share is calculated by dividing equity at the end of the period presented by the number of common shares that would have been outstanding had all securities convertible into or exercisable for common shares been converted or exercised with an applicable conversion or exercise price with the prices that prevailed at the end of the period.
(4) The expense-to-revenue ratio is calculated by dividing general and administrative expenses for the period presented by the total revenue for such period.

FISCAL YEAR ENDED MARCH 31, 2008 COMPARED WITH FISCAL YEAR ENDED MARCH 31, 2007 (CONSOLIDATED)

Fiscal year 2007 was marked by both successes and disappointments. Loan balances and net interest income continued to grow in all businesses. Our Consumer Finance businesses in APLUS and Shinki reaped the benefits of restructuring. However, financial performance was impacted by dislocation in the credit markets and the need to record additional provisions related to our consumer finance business as a result of the significant legislative and market changes affecting the industry.

We reported total revenue of ¥262.6 billion for fiscal year 2007, ¥6.3 billion or 2.5% higher than the previous fiscal year, even though we recorded mark-downs relating to our U.S. residential mortgage portfolio amounting to ¥15.6 billion (or US$157.1 million). The increase was partly due to the inclusion of Shinki's revenue from the second half of fiscal year 2007.

General and administrative expenses in fiscal year 2007 were ¥158.7 billion, ¥8.5 billion higher than the same period in the prior fiscal year. This is partly due to the consolidation of Shinki's expenses of ¥5.5 billion for the second half of fiscal year 2007, including allocated expenses. These factors resulted in an expense-to-revenue ratio of 60.4% for fiscal year 2007, as compared to an expense-to-revenue ratio of 58.6% in fiscal year 2006.

Net credit costs of ¥73.5 billion for fiscal year 2007 were ¥21.6 billion higher than fiscal year 2006 largely due to additional credit costs of ¥13.4 billion (or US$134.6 million) relating to our U.S. residential mortgage portfolio, higher credit provisions in Showa Leasing Co., Ltd. (Showa Leasing), in part for less creditworthy customers, and consolidation of Shinki's credit provisions amounting to ¥4.6 billion in the second half of fiscal year 2007. Higher credit provisions were needed in other credit portfolios in our Institutional Banking business as well. The increase in net credit costs was partly offset by lower credit provisions in APLUS.

Amortization of goodwill and other intangible assets associated with the acquisition of consumer and commercial finance companies was ¥12.5 billion for fiscal year 2007 as compared with ¥20.8 billion in the previous fiscal year. The decline largely relates to the significant write-down of goodwill and other intangible assets related to APLUS in the previous fiscal year.

Other gains of ¥74.7 billion largely consisted of (i) gain on sale of our headquarters building of ¥61.7 billion, after write-offs and restoration costs and (ii) gains from the sale of Life Housing Loan of ¥20.3 billion, net of consolidation adjustments. In addition, the tax impact of these gains has been reflected in income taxes (benefit).

Minority interests in net income of subsidiaries for fiscal year 2007, amounting to ¥18.0 billion, largely reflected dividends paid on perpetual preferred securities, minority interests relating to APLUS' preferred shareholders, subsidiaries of Shinseigin Finance Co., Ltd. and Shinki.

As a result, consolidated net income was ¥60.1 billion in fiscal year 2007, as compared to a net loss of ¥60.9 billion in fiscal year 2006, and consolidated cash basis net income for fiscal year 2007 was ¥71.3 billion. Cash basis net income is defined as Japanese GAAP net income (loss) adjusted to exclude the amortization and impairment of goodwill and other intangible assets, net of tax benefit, attributable to our consumer and commercial finance companies.

Our Tier I capital ratio of 7.4% and total capital adequacy ratio of 11.7% as of March 31, 2008, on a Basel II basis, are in line with our corporate targets for maintaining strong capital ratios.

SUPPLEMENTAL FINANCIAL DATA AND RECONCILIATIONS TO JAPANESE GAAP MEASURES

Shinsei Bank, Limited and Consolidated Subsidiaries

For the fiscal year ended March 31, 2008	Billions of yen (except per share data and percentages)
Amortization of goodwill and other intangible assets	
Amortization of other intangible assets	¥ 3.2
Associated deferred tax liability	(1.3)
Amortization of goodwill	9.2
Total amortization of goodwill and other intangible assets, net of tax benefit	¥ 11.2
Reconciliation of net income to cash basis net income	
Net income	¥ 60.1
Amortization of goodwill and other intangible assets, net of tax benefit	11.2
Cash basis net income	¥ 71.3
Reconciliation of basic net income per share to cash basis basic net income per share	
Basic net income per share	¥ 38.98
Effect of amortization of goodwill and other intangible assets, net of tax benefit	7.32
Cash basis basic net income per share	¥ 46.31
Reconciliation of return on assets to cash basis return on assets	
Return on assets	0.5%
Effect of amortization of goodwill and other intangible assets, net of tax benefit	0.1
Cash basis return on assets	0.6%
Reconciliation of return on equity to cash basis return on equity	
Return on equity (fully diluted)	8.8%
Effect of amortization of goodwill and other intangible assets, net of tax benefit	1.7
Cash basis return on equity (fully diluted)	10.5%
Reconciliation of return on equity to return on tangible equity	
Return on equity (fully diluted)	8.8%
Effect of goodwill and other intangible assets	5.0
Return on tangible equity (fully diluted)	13.8%

Note: (1) Net income excludes amortization of goodwill and other intangible assets, net of tax benefit. Average equity excludes goodwill and other intangible assets, net of associated deferred tax liability.

TABLE 1. INTEREST-EARNING ASSETS AND INTEREST-BEARING LIABILITIES (CONSOLIDATED)

Billions of yen (except percentages)

Fiscal years ended March 31	2008 Average Balance	2008 Interest	2008 Yield/Rate	2007 Average Balance	2007 Interest	2007 Yield/Rate
Interest-earning assets:						
Loans and bills discounted	¥ 5,390.3	¥ 186.7	3.46%	¥ 4,613.4	¥ 176.8	2.75%
Leased assets and installment receivables	765.6	52.1	6.81	831.3	51.1	6.15
Securities	2,058.7	42.7	2.08	1,750.6	32.3	1.85
Other interest-earning assets	988.2	12.6	n.m.[(3)]	721.4	13.6	n.m.
Total revenue on interest-earning assets	¥ 9,202.9	¥ 294.3	3.20%	¥ 7,916.8	¥ 223.9	2.83%
Interest-bearing liabilities:						
Deposits, including negotiable certificates of deposit	¥ 5,734.4	¥ 47.9	0.84%	¥ 4,834.0	¥ 34.3	0.71%
Debentures	679.5	3.3	0.50	795.6	3.0	0.38
Subordinated debt	451.4	15.3	3.39	399.5	9.8	2.47
Borrowed money and corporate bonds	1,105.8	15.2	1.38	1,118.1	11.8	1.06
Other interest-bearing liabilities	1,094.5	22.5	n.m.	674.4	18.2	n.m.
Total expense on interest-bearing liabilities	¥ 9,065.8	¥ 104.3	1.15%	¥ 7,821.8	¥ 77.3	0.99%
Non-interest-bearing sources of funds:						
Non-interest-bearing (assets) liabilities, net	¥ (543.1)	—	—	¥ (654.3)	—	—
Total equity excluding minority interest in subsidiaries[(2)]	680.2	—	—	749.4	—	—
Total interest-bearing liabilities and non-interest-bearing sources of funds	¥ 9,202.9	—	—	¥ 7,916.8	—	—
Net interest margin	—	—	2.05%	—	—	1.84%
Impact of non-interest-bearing sources	—	—	0.02	—	—	0.01
Net revenue on interest-earning assets/yield on interest-earning assets	—	¥ 189.9	2.06%	—	¥ 146.6	1.85%

Reconciliation of total revenue on interest-earning assets to total interest income

	2008 Average Balance	2008 Interest	2008 Yield/Rate	2007 Average Balance	2007 Interest	2007 Yield/Rate
Total revenue on interest-earning assets	¥ 9,202.9	¥ 294.3	3.20%	¥ 7,916.8	¥ 223.9	2.83%
Less: Income on leased assets and installment receivables	765.6	52.1	6.81	831.3	51.1	6.15
Total interest income	¥ 8,437.3	¥ 242.1	2.87%	¥ 7,035.5	¥ 172.8	2.44%
Total interest expenses	—	104.3	—	—	77.3	—
Net interest income	¥ —	¥ 137.7	—	¥ —	¥ 95.4	—

Notes: (1) Other interest-earning assets and other interest-bearing liabilities include interest swaps and fund swaps.
(2) Represents a simple average of the balance at the end of the current period and the balance at the end of the previous period.
(3) n.m. is not meaningful.

Net revenue on interest-earning assets includes net interest income as well as revenue earned on the average balance of leased assets and installment receivables. We consider income on leased assets and installment receivables to be a component of interest income, but Japanese GAAP does not include income on leased assets and installment receivables in net interest income. Under Japanese GAAP, therefore, income on leased assets and installment receivables is reported in net other business income in our consolidated statement of income.

NET REVENUE ON INTEREST-EARNING ASSETS

Net revenue on interest-earning assets for fiscal year 2007 was ¥189.9 billion, an increase of ¥43.3 billion compared to the prior fiscal year. This is partly attributable to the consolidation of Shinki's net revenue on interest-earning assets totaling ¥13.8 billion for the second half of the year. Total revenue on interest-earning assets increased by ¥70.4 billion and total interest expense increased by ¥27.0 billion in fiscal year 2007 compared to the previous fiscal year. The net yield on interest-earning assets was 2.06% in fiscal year 2007, an increase from 1.85% in fiscal year 2006.

TABLE 2. ANALYSIS OF CHANGES IN NET REVENUE ON INTEREST-EARNING ASSETS (CONSOLIDATED)

Billions of yen

From fiscal year ended March 31, 2007 to fiscal year ended March 31, 2008	Due to change in Volume	Due to change in Rate	Net Change
Increase (decrease) in interest revenue:			
Loans and bills discounted	¥ 21.3	¥ 38.5	¥ 59.9
Leased assets and installment receivables	(4.0)	5.0	1.0
Securities	5.6	4.7	10.4
Other interest-earning assets	5.0	(6.1)	(1.0)
Total revenue on interest-earning assets			¥ 70.4
Increase (decrease) in interest expenses:			
Deposits, including negotiable certificates of deposit	¥ 6.3	¥ 7.1	¥ 13.5
Debentures	(0.4)	0.8	0.3
Subordinated debt	1.2	4.1	5.4
Borrowed money and corporate bonds	(0.1)	3.4	3.3
Other interest-bearing liabilities	11.3	(7.0)	4.2
Total expense on interest-bearing liabilities			¥ 27.0
Net increase in net revenue on interest-earning assets			¥ 43.3

Reconciliation of total revenue on interest-earning assets to total interest income

	Net Change
Total revenue on interest-earning assets	¥ 70.4
Less: Income on leased assets and installment receivables	1.0
Total interest income	¥ 69.3
Total interest expenses	27.0
Net increase in net interest income	¥ 42.2

Note: (1) The changes in net interest income and expense for each category are divided into the portion of change attributable to the variance in volume or rate for that category. The [illegible] calculated by multiplying the change in volume by the previous fiscal year's rate. The [illegible] portion of the rate variance is calculated by multiplying the change in rate by the current fiscal year's [illegible]

The ¥70.4 billion increase in total revenue on interest-earning assets in fiscal year 2007 is attributable primarily to higher volume of and yield on loans and bills discounted and securities, and the inclusion of net interest income of Shinki for the second half of fiscal year 2007. The increase in the average balance of loans and bills discounted was primarily the result of an increase in demand for institutional loans and growth in retail housing loans as well as the addition of Shinki's interest-earning assets.

The ¥27.0 billion increase in total interest expense was primarily due to the increased average rates on and increased average balances of deposits, negotiable certificates of deposit (NCD) and subordinated debt, interest-bearing liabilities of Shinki and an increase in other interest-bearing liabilities. The increase in deposits and NCD interest expense was primarily due to an increase in the average rate to 0.84% for fiscal year 2007 from 0.71% for the previous fiscal year that reflected an interest rate increase by the Bank of Japan and, to a lesser extent, an increase in the average balance to ¥5,734.4 billion from ¥4,834.0 billion.

The increase in subordinated debt interest expense was due to an increase in the average rate, which was 3.39% for fiscal year 2007, compared to 2.47% for the previous fiscal year and, to a lesser extent, an increase in the average balance outstanding to ¥451.4 billion for fiscal year 2007 compared to ¥399.5 billion for the previous fiscal year. The increase in the average balance outstanding was primarily due to an increase in subordinated debt related to the issuance of £400 million of Upper Tier 2 Perpetual Subordinated Notes in December 2006. The interest expense increase of ¥4.2 billion in other interest-bearing liabilities primarily relates to funding through call money and interest and currency swap expenses associated with foreign currency-denominated and overseas transactions.

NET FEES AND COMMISSIONS

Net fees and commissions mainly includes fees on non-recourse real estate finance, consumer finance related guarantees and other financing products and commissions on sales of asset management products Net fees and commissions of ¥40 9 billion were earned in fiscal year 2007, a decrease of ¥5 6 billion compared to the previous fiscal year, mainly reflecting absence of fees from securitization business and lower fees in APLUS from shopping credit and other financing products due to rationalization of its customer base. However, Retail Banking's asset management business continues to grow, with total fees of ¥9 6 billion during fiscal year 2007, an increase of ¥0.3 billion compared to fiscal year 2006

NET TRADING INCOME

The table below shows the principal components of net trading income

TABLE 3. NET TRADING INCOME (CONSOLIDATED)

Fiscal year ended March 31	Billions of yen		
	2008	2007	% Change
Income (loss) from trading securities	¥ (0.6)	¥ 1.5	(140.2)
Income from securities held to hedge trading transactions	0.3	6.3	(94.5)
Income from trading-related financial derivatives	9.3	10.2	(8.7)
Other, net	(0.0)	(0.3)	93.7
Net trading income	¥ 9.0	¥ 17.8	(49.0)

Please see Note 27 on page 134 for details

Net trading income reflects revenues from customer-driven transactions as well as transactions undertaken for our own trading purposes (that is, transactions seeking to capture gains arising from short-term changes in market value) In addition to investments in securities, it encompasses income we derive from providing derivative products, including structured deposits, to retail and institutional customers

During the fiscal year ended March 31, 2008, we earned ¥9 0 billion in net trading income, as compared to ¥17 8 billion in the prior fiscal year The decline in income (loss) from trading securities of ¥2 1 billion was attributable to trading Japanese government bonds and equity derivatives activities. Income from securities held to hedge trading transactions declined to ¥0.3 billion, mainly as a result of lower bond trading activities In fiscal year 2007, the overall decline in income from trading-related financial derivatives resulted mainly from a decrease in option income generated in connection with interest-linked structured deposits provided mainly to retail customers; such option income declined from ¥5 7 billion to ¥1 3 billion due to lower demand for these products

NET OTHER BUSINESS INCOME

The table below shows the principal components of net other business income

TABLE 4. NET OTHER BUSINESS INCOME (CONSOLIDATED)

Fiscal years ended March 31	Billions of yen		
	2008	2007	% Change
Income on monetary assets held in trust, net	¥ 20.9	¥ 14 7	42.4
Net gain (losses) on securities	(10.4)	15.1	(168.9)
Net gain on foreign exchange	2.7	10.4	(74.1)
Net gain on other monetary claims purchased	15.4	19.9	(22.9)
Other business income (losses), net			
Income (losses) from derivatives for banking purposes, net	0.5	(6.7)	107.9
Equity in net income (losses) of affiliates	(8.3)	(12.7)	34.7
Gain on lease cancellation and other lease income, net	2.7	2.3	17.6
Other, net	(0.7)	2 3	(133 3)
Net other business income before income on leased assets and installment receivables, net	22.8	45.4	(49.8)
Income on leased assets and installment receivables, net	52.1	51.1	2.0
Net other business income	¥ 74.9	¥ 96.6	(22 4)

Note (1) Please see Note 28 on page 134 for details

Net other business income mainly includes income on leased assets and installment receivables, net gain (losses) on securities and foreign exchanges, net gain on other monetary claims purchased for trading purposes, income on monetary assets held in trust and equity in net income (losses) of affiliates For purposes of our analysis of results of operations, we include income on leased assets and installment receivables in our discussion of net revenue on interest-earning assets because we consider such income to be similar in character to our interest income

Net other business income for the fiscal year ended March 31, 2008 was ¥74.9 billion This included income of ¥52 1 billion from the leased assets and installment receivables business of APLUS and Showa Leasing. Excluding such income, our net other business income for fiscal year 2007 was ¥22.8 billion, a decline of ¥22 6 billion compared with the previous fiscal year The principal reason for the decline was the incurrence of ¥10.4 billion of net losses on securities as compared to net gain on securities of ¥15 1 billion in the prior fiscal year In fiscal year 2007, we recorded mark-downs relating to the U S residential mortgage portfolio amounting to ¥15 6 billion In addition, the decline reflects subdued securities activities in our capital markets business This was partly offset by income from corresponding equity derivatives included in income from derivatives for banking purposes, net of ¥0.5 billion, which improved ¥7 3 billion as compared with the prior fiscal year

Equity in net losses of affiliates declined to ¥8 3 billion, largely reflecting a decline in the net loss of our equity-method affiliate (until September 30, 2007), Shinki, from ¥14 6 billion to ¥6 8 billion, net of consolidation adjustments Shinki's net loss was due primarily to additional credit and grey zone provisions required for its business restructuring

Income on monetary assets held in trust should be considered together with net gains on other monetary claims purchased for trading purposes as both of these income categories include credit trading revenue In fiscal year 2007, we completed 53 new credit trading transactions with an aggregate investment amount of ¥101 7 billion In fiscal year 2007, income on monetary assets held in trust for trading purposes increased from ¥14 7 billion to ¥20 9 billion and net gain on other monetary claims purchased for trading purposes amounted to ¥15 4 billion as opposed to ¥19 9 billion in the previous fiscal year, consisting primarily of income from credit trading transactions

Net gain on foreign exchange declined from ¥10 4 billion to ¥2 7 billion due, in part, to lower fees on foreign exchange transactions as well as lower option income in connection with currency-linked structured deposits provided to retail customers, which declined from ¥5 6 billion to ¥4 4 billion

TOTAL REVENUE

Due to the factors described above, total revenue in the fiscal year ended March 31, 2008 was ¥262 6 billion, as compared with ¥256.3 billion in the previous fiscal year

GENERAL AND ADMINISTRATIVE EXPENSES

The table below sets forth the principal components of our general and administrative expenses.

TABLE 5. GENERAL AND ADMINISTRATIVE EXPENSES (CONSOLIDATED)

	Billions of yen		
Fiscal years ended March 31	2008	2007	% Change
Personnel expenses	¥ 64.5	¥ 62.7	2.9
Premises expenses	18.6	17.3	7.6
Technology and data processing expenses	21.8	20.1	8.4
Advertising expenses	9.9	10.9	(9.2)
Consumption and property taxes	8.4	7.3	14.5
Deposit insurance premium	3.4	2.8	21.0
Other general and administrative expenses	31.9	28.8	10.5
General and administrative expenses	158.7	150.2	5.7
Amortization of goodwill and other intangible assets	12.5	20.8	(39.7)
Total general and administrative expenses	¥ 171.2	¥ 171.0	0.2

General and administrative expenses (excluding amortization of goodwill and other intangibles) for fiscal year 2007 were ¥158.7 billion compared with ¥150.2 billion for the previous fiscal year. The increase was partly due to the inclusion of Shinki's expenses of ¥5.5 billion, including allocated expenses, for the second half of the fiscal year as Shinki became a consolidated subsidiary from October 1, 2007. The increase in expenses was also the result of the continued need for strategic investments to grow the Institutional and Retail Banking businesses.

The expense increase was partly offset by continual expense rationalization activities in APLUS.

As a result, in fiscal year 2007, our expense-to-revenue ratio was 60.4% as compared to an expense-to-revenue ratio of 58.6% in fiscal year 2006.

Personnel expenses of ¥64.5 billion were ¥1.8 billion higher than the previous fiscal year. The increase was largely due to new employees hired in the Institutional Banking business to support its business expansion and the inclusion of Shinki's personnel expenses for the six months ended March 31, 2008. This was partly offset by lower personnel expenses in APLUS reflecting expense savings realized through a voluntary retirement program initiated during fiscal year 2006.

Non-personnel expenses increased by ¥6.7 billion compared to the prior fiscal year. The increase was largely related to customer-driven activities such as the deposit insurance premium on retail deposits, consumption tax and outsourcing expenses and the inclusion of Shinki's non-personnel expenses of ¥4.0 billion for the six months ended March 31, 2008. Advertising expenses were ¥1.0 billion lower than the previous fiscal year, reflecting optimization of advertising activities in the Retail Banking business. Other general and administrative expenses, consisting of outsourcing and temporary staff expenses, professional fees, printing and stationery expenses, were ¥31.9 billion compared to ¥28.8 billion in the prior fiscal year. The increase of ¥3.0 billion is partly attributable to higher outsourcing expenses and professional fees.

AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES

The acquisition of majority stakes in APLUS (including Zen-Nichi Shinpan Co., Ltd. (Zen-Nichi Shinpan)), Showa Leasing and Shinki resulted in the creation of goodwill and other intangibles. The amortization of goodwill and other intangibles was ¥12.5 billion for the fiscal year ended March 31, 2008. This includes amortization of goodwill and other intangibles attributable to APLUS (including Zen-Nichi Shinpan), Showa Leasing and Shinki in the amount of ¥8.7 billion, ¥3.3 billion and ¥0.4 billion, respectively.

NET CREDIT COSTS

The following table sets forth our net credit costs on a consolidated basis for the fiscal years ended March 31, 2008 and 2007.

TABLE 6. NET CREDIT COSTS (CONSOLIDATED)

	Billions of yen		
Fiscal years ended March 31	2008	2007	% Change
Losses on write-off of loans	¥ 3.1	¥ 1.5	95.8
Net provision of reserve for loan losses:			
Net provision of general reserve for loan losses	22.8	33.5	(32.0)
Net provision of specific reserve for loan losses	50.4	15.6	222.7
Net provision of reserve for loan losses to restructuring countries	0.0	0.0	69.4
Subtotal	73.3	49.2	48.9
Net provision (reversal) of specific reserve for other credit losses	(6.3)	(0.8)	(633.2)
Other credit costs relating to leasing business	3.4	1.9	79.8
Net credit costs	¥73.5	¥51.9	41.7

Please see Note 29 on page 134 for details

The principal components of net credit costs are provisions or reversals of loan loss reserves. In accordance with Japanese regulatory requirements, Shinsei maintains general and specific reserves for loan losses, a reserve for loans to restructuring countries, as well as a specific reserve for other credit losses. Certain of our subsidiaries, particularly APLUS, Showa Leasing and Shinki, also maintain general and specific reserves for loan losses.

We recorded net credit costs of ¥73.5 billion for the fiscal year ended March 31, 2008 compared with net credit costs of ¥51.9 billion for the fiscal year ended March 31, 2007. The increase in credit costs was partly due to credit costs related to the U.S. residential mortgage portfolio amounting to ¥13.4 billion, as well as the inclusion of Shinki's credit provisions of ¥4.6 billion for the second half of fiscal year 2007.

OTHER GAINS, NET

Other gains, net were ¥74.7 billion for the fiscal year ended March 31, 2008, as compared to other losses, net of ¥99.1 billion during the previous fiscal year. Other gains, net in fiscal year 2007 mainly consisted of (i) gain on sale of the headquarters building of ¥61.7 billion, after write-offs and restoration costs, and (ii) gains from the sale of Life Housing Loan of ¥20.3 billion. In addition, the tax impact of these gains has been reflected in income taxes (benefit).

This was partly offset by the absence of gains on the sale of shares of BlueBay Asset Management Limited amounting to ¥11.6 billion, recorded in fiscal year 2006.

Please see Note 30 on page 134 for details

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS

As a result of the foregoing, income before income taxes and minority interests totaled ¥92.5 billion for the fiscal year ended March 31, 2008, as compared to losses before income taxes and minority interests of ¥65.7 billion in the previous fiscal year.

INCOME TAXES (BENEFIT)

For the fiscal year ended March 31, 2008, we recorded ¥4.9 billion in current income tax, ¥1.6 billion higher than for the previous fiscal year mainly related to local income tax of ¥2.8 billion paid by our subsidiary, Shinsei Property Finance Ltd. in connection with the sale of Life Housing Loan. We also recorded a deferred income tax expense of ¥9.5 billion, largely arising from sale of Life Housing Loan and the headquarters building.

MINORITY INTERESTS IN NET INCOME (LOSS) OF SUBSIDIARIES

Minority interests in net income (loss) of subsidiaries of ¥18.0 billion for the fiscal year ended March 31, 2008 largely reflects interest payments relating to our issuance of hybrid Tier I capital in the international market in February and March 2006 amounting to US$1,475 million and minority interests relating to APLUS' preferred shareholders, subsidiaries of Shinsei gin Finance Co., Ltd. and Shinki.

NET INCOME (LOSS)

As a result, our consolidated net income was ¥60.1 billion for fiscal year 2007, as compared to a net loss of ¥60.9 billion for fiscal year 2006.

We report both Japanese GAAP net income (loss) and cash basis net income in order to provide greater transparency and understanding of our underlying performance. For fiscal year 2007, consolidated cash basis net income was ¥71.3 billion, as compared to ¥35.3 billion in the previous fiscal year. Cash basis net income is defined as Japanese GAAP net income (loss) adjusted to exclude the amortization and impairment of goodwill and other intangible assets, net of tax benefit, attributable to our consumer and commercial finance companies.

RECONCILIATION FROM REPORTED-BASIS RESULTS TO OPERATING-BASIS RESULTS

In addition to analyzing our results of operations in the format used for our financial statements, which we refer to as the "reported-basis," our management also reviews our results on an "operating-basis" to assess each of our business lines and to measure our results against targeted goals. Operating-basis results are calculated by adjusting the reported-basis results principally for the amortization of goodwill and other intangibles, certain revenue items, amortization of net actuarial losses and lump-sum payments. In essence, the operating-basis results represent what we consider to be "core" business results and are in conformity with Japanese GAAP at the net income (loss) level. The following summary table provides a reconciliation between our results on a reported- and operating-basis.

TABLE 7. RECONCILIATION FROM REPORTED-BASIS RESULTS TO OPERATING-BASIS RESULTS (CONSOLIDATED)

Billions of yen

Fiscal years ended March 31	2008 Reported-basis	2008 Reclassifications	2008 Operating-basis	2007 Reported-basis	2007 Reclassifications	2007 Operating-basis
Revenue:						
Net interest income	¥ 137.7	¥ —	¥ 137.7	¥ 95.4	¥ —	¥ 95.4
Non-interest income	124.9	0.0	125.0	160.8	11.9	172.8
Total revenue	262.6	0.0	262.7	256.3	11.9	268.3
General and administrative expenses	158.7	(0.9)	157.8	150.2	(0.2)	149.9
Amortization of goodwill and other intangible assets	12.5	(12.5)	—	20.8	(20.8)	—
Total general and administrative expenses	171.2	(13.4)	157.8	171.0	(21.0)	149.9
Net business profit/Ordinary business profit	91.3	13.5	104.9	85.3	33.0	118.3
Net credit costs	73.5	—	73.5	51.9	—	51.9
Amortization of goodwill and other intangible assets	—	12.5	12.5	—	20.8	20.8
Other gains (losses), net	74.7	(1.0)	73.7	(99.1)	(12.2)	(111.3)
Income (loss) before income taxes and minority interests	92.5	—	92.5	(65.7)	—	(65.7)
Income taxes (benefit) and minority interests	32.4	—	32.4	(4.7)	—	(4.7)
Net income	¥ 60.1	¥ —	¥ 60.1	¥ (60.9)	¥ —	¥ (60.9)

Notes: (1) Reclassifications consist principally of adjustments relating to other business income between other gains (losses), net and non-interest income
(2) Reclassifications consist principally of adjustments relating to lump-sum compensation and amortization of net actuarial gains or losses from general and administrative expenses to other gains (losses), net
(3) Ordinary business profit is derived after reclassifying certain items from net business profit

BUSINESS LINES RESULTS

We continue to expand our products and broaden our customer base through our business lines: Institutional Banking, Consumer and Commercial Finance and Retail Banking. During the fiscal year we promoted interaction between various businesses, leading to an increase in synergies in terms of business enhancing cross-sales and referrals, joint business ventures and cost-saving opportunities.

Management monitors the performance of these business lines on an operating basis. The business lines discussion below covers the operating-basis ordinary business profit (loss) after net credit costs (recoveries) of these business lines and a fourth category of ALM/Corporate/Other.

Our business lines cover a broad range of businesses and customer segments which provide us with diversified revenues.

In fiscal year 2007, ordinary business profit after net credit costs was ¥31.3 billion, or ¥35.0 billion lower than the previous fiscal year largely due to mark-downs and credit costs for exposure to the U.S. residential mortgage market totaling ¥29.1 billion, absence of gain from sale of Shinsei's investment in BlueBay of ¥11.6 billion, higher credit costs in Showa Leasing and lower revenues in Retail Banking. This was partly offset by improvement in APLUS' and Shinki's ordinary business profit (loss) as compared to the prior fiscal year.

TABLE 8. OPERATING-BASIS ORDINARY BUSINESS PROFIT (LOSS) AFTER NET CREDIT COSTS (RECOVERIES) BY BUSINESS LINE (CONSOLIDATED)

Billions of yen

For the fiscal year ended March 31	2008 Institutional Banking	2008 Consumer and Commercial Finance	2008 Retail Banking	2008 ALM/Corporate/Other	2008 Total
Net interest income	¥ 46.4	¥ 53.5	¥ 21.0	¥ 16.7	¥ 137.7
Non-interest income (expense)	44.7	73.7	13.0	(6.5)	125.0
Total revenue	91.2	127.3	34.0	10.1	262.7
General and administrative expenses	49.6	66.2	40.1	1.7	157.8
Ordinary business profit (loss)	41.5	61.0	(6.0)	8.3	104.9
Net credit costs	19.6	52.3	0.3	1.3	73.5
Ordinary business profit (loss) after net credit costs	¥ 21.9	¥ 8.7	¥ (6.3)	¥ 7.0	¥ 31.3

Billions of yen

For the fiscal year ended March 31	2007 Institutional Banking	2007 Consumer and Commercial Finance	2007 Retail Banking	2007 ALM/Corporate/Other	2007 Total
Net interest income	¥ 29.3	¥ 43.0	¥ 17.5	¥ 5.4	¥ 95.4
Non-interest income (expense)	87.9	69.1	18.5	(2.8)	172.8
Total revenue	117.3	112.2	36.1	2.6	268.3
General and administrative expenses	43.4	68.1	37.7	0.6	149.9
Ordinary business profit (loss)	73.8	44.0	(1.5)	2.0	118.3
Net credit costs (recoveries)	(4.0)	53.8	0.1	1.9	51.9
Ordinary business profit (loss) after net credit costs (recoveries)	¥ 77.8	¥ (9.8)	¥ (1.6)	¥ 0.0	¥ 66.4

Note: (1) ALM/Corporate/Other largely consists of results of corporate treasury activities and corporate level expenses.

INSTITUTIONAL BANKING

In the Institutional Banking business, the product specialists and relationship managers work closely together to increase the number of products per customer. Corporate lending increased as we continue to offer new solutions. Relationships with regional banks and local financial institutions, with whom the business works as partners, continue to strengthen. The Institutional Banking business continues to forge long-standing relationships with its real estate customers. The Japanese public sector has been showing strong potential as we offer various innovative solutions.

During fiscal year 2007, the Institutional Banking business generated total revenue of ¥91.2 billion. This is ¥26.0 billion lower than the previous fiscal year. The business' generally steady performance was negatively impacted by mark-downs of ¥15.6 billion for exposure to the U.S. residential mortgage market and absence of gain from investment in BlueBay of ¥11.6 billion.

In fiscal year 2007, general and administrative expenses were ¥49.6 billion, a ¥6.1 billion increase compared to the previous fiscal year. The increase was largely due to new employees hired to support business expansion. As a result, ordinary business profit for fiscal year 2007 was ¥41.5 billion, a decline of ¥32.2 billion, or 43.7%, as compared to the previous fiscal year. Net credit costs for the period of ¥19.6 billion were partly attributable to credit costs of ¥13.4 billion related to the U.S. residential mortgage portfolio. Higher credit provisions were also required in other structured credit portfolios.

The expense-to-revenue ratio of this business was 54.4% for fiscal year 2007.

TABLE 9. INSTITUTIONAL BANKING REVENUE BY PRODUCT (CONSOLIDATED)

	Billions of yen		
Fiscal years ended March 31	2008	2007[1]	% Change
Institutional Banking:			
Credit trading	¥ 22.0	¥ 17.1	29.1
Non-recourse real estate finance	19.2	17.8	7.9
Basic banking[2]	16.4	13.4	(10.8)
Foreign exchange, derivatives, equity-related	12.6	12.8	(2.2)
Principal investments	11.5	14.1	(18.4)
Other capital markets	1.2	6.3	(80.9)
Securitization	0.5	11.2	(95.4)
Other products	7.5	19.2	(60.9)
Total revenue	¥ 91.2	¥ 117.3	(22.2)

Notes: (1) Prior period has been adjusted to conform to current period presentation
(2) Basic Banking mainly consists of corporate loans, deposits and debentures revenue

During fiscal year 2007, the Institutional Banking business delivered strong results in credit trading and non-recourse finance activities. The capital markets and securitization businesses were impacted by the dislocation in credit markets generally and volatility in the foreign exchange and equity markets challenged the foreign exchange, derivatives and equity-related revenues.

Revenue diversification is essential to ensure earnings stability in this business line. The business continued to see an increase in demand for institutional loans and ongoing growth in asset prices contributed to strong performance in the credit trading business.

In credit trading, we invest in various kinds of credit—primarily distressed assets, non-performing loans and sub-performing loans—in both the domestic and international markets. The business momentum in this business resulted in the conclusion of 53 new transactions with an aggregate investment amount of ¥101.7 billion and generated total revenues of ¥22.0 billion in fiscal year 2007, an increase of ¥4.9 billion compared to the previous fiscal year.

The non-recourse real estate finance business concluded 159 transactions. The non-recourse real estate balance, both loans and bond structures, increased ¥52.6 billion to ¥974.8 billion in fiscal year 2007. This business generated revenue of ¥19.2 billion as compared to ¥17.8 billion during the previous fiscal year.

Basic Banking includes revenue from corporate loans, deposits and debentures. In fiscal year 2007, the balance of corporate loans increased by 1.0% to reach ¥2,856.1 billion at March 31, 2008. As a result, revenues from corporate loans amounted to ¥14.2 billion for the fiscal year ended March 31,

RESULTS OF OPERATIONS (CONSOLIDATED) (continued)

2008 despite margin compression.

The decline in securitization and other capital markets revenues largely relates to mark-downs of ¥15.6 billion relating to the U.S. residential mortgage portfolio and general slow-down in the business due to the dislocation in credit markets. The decrease in revenue from other products largely relates to the absence in fiscal year 2007 of the ¥11.6 billion gain on the sale of our strategic investment in BlueBay Asset Management Limited recorded in fiscal year 2006.

CONSUMER AND COMMERCIAL FINANCE

The Consumer and Commercial Finance (CCF) business provides consumer finance, commercial finance and specialty property finance for both consumers and small businesses. This business has been built up through the acquisition of a number of subsidiaries which now form an integral part of the Shinsei Bank Group with a dedicated team providing operational and managerial direction to each subsidiary to leverage core competencies and intra-group synergies.

The legislative and market changes affecting the consumer finance industry during the fiscal year 2006 continued to have a significant impact on the financial performance of our consumer finance subsidiary, APLUS, and our 36.4% owned affiliate, Shinki, which became a 67.7% owned consolidated subsidiary from the second half of fiscal year 2007. APLUS reaped the benefits of various restructuring initiatives in fiscal year 2006 and returned to profitability in fiscal year 2007. Shinki's restructuring initiatives during fiscal year 2006 and in the first half of fiscal year 2007 resulted in its business achieving profitability from the second half of fiscal year 2007. Core financial performance of Showa Leasing remained steady, although the overall performance of Showa Leasing's business was impacted by higher credit reserves related to less creditworthy customers.

In fiscal year 2007, the CCF business contributed total revenue of ¥127.3 billion, an increase of ¥15.1 billion, or 13.5%, as compared to fiscal year 2006. This includes Shinki's revenues of ¥13.2 billion for the second half of fiscal year 2007. The expense decrease was largely due to continued expense rationalization activities in APLUS, partly offset by inclusion of Shinki's expenses of ¥5.5 billion for the second half of fiscal year 2007, including allocated expenses. As a result, the business generated ordinary business profit of ¥61.0 billion in fiscal year 2007, an increase of ¥16.9 billion from the previous fiscal year. Fiscal year 2007 credit costs reflect inclusion of Shinki's credit costs of ¥4.6 billion for the six months ended March 31, 2008 and higher credit provisions in Showa Leasing partly relating to less creditworthy customers. The increases in credit costs of Shinki and Showa Leasing were offset by the decline in APLUS' credit costs due to rationalization of its customer base. As a result, ordinary business profit after net credit costs was ¥8.7 billion in fiscal year 2007, an increase of ¥18.5 billion compared to the previous fiscal year.

TABLE 10. CONSUMER AND COMMERCIAL FINANCE ORDINARY BUSINESS PROFIT (LOSS) AFTER NET CREDIT COSTS BY SUBSIDIARY (CONSOLIDATED)[1]

	Billions of yen				
	2008				
For the fiscal year ended March 31	APLUS	Showa Leasing	Shinki	Other Subsidiaries	Consumer and Commercial Finance
Net interest income (expense)	¥ 41.8	¥ (6.2)	¥ 13.7	¥ 4.2	¥ 53.5
Non-interest income (expense)	48.2	32.1	(7.4)	0.8	73.7
Total revenue	90.0	25.8	6.3	5.0	127.3
General and administrative expenses	45.1	12.8	5.6	2.6	66.2
Ordinary business profit	44.8	13.0	0.7	2.4	61.0
Net credit costs	38.2	8.7	4.6	0.7	52.3
Ordinary business profit (loss) after net credit costs	¥ 6.6	¥ 4.3	¥ (3.9)	¥ 1.6	¥ 8.7

	Billions of yen				
	2007[2]				
For the fiscal year ended March 31	APLUS	Showa Leasing	Shinki	Other Subsidiaries	Consumer and Commercial Finance
Net interest income (expense)	¥ 39.4	¥ (3.5)	¥ —	¥ 7.1	¥ 43.0
Non-interest income (expense)	53.8	28.6	(14.6)	1.3	69.1
Total revenue	93.2	25.0	(14.6)	8.5	112.2
General and administrative expenses	53.3	11.2	—	3.5	68.1
Ordinary business profit (loss)	*39.8*	*13.7*	*(14.6)*	*4.9*	*44.0*
Net credit costs	49.1	3.0	—	1.7	53.8
Ordinary business profit (loss) after net credit costs	¥ (9.2)	¥ 10.7	¥ (14.6)	¥ 3.2	¥ (9.8)

Notes: (1) Net of consolidation adjustments, if applicable.
(2) Prior period has been adjusted to conform to current period presentation.

For the fiscal year ended March 31, 2008, APLUS recorded total revenue of ¥90.0 billion on a consolidated basis from its installment shopping credit, credit cards businesses and loan guarantees. This represented 70.7% of total CCF business revenue. APLUS' ordinary business profit after net credit costs of ¥6.6 billion was ¥15.9 billion higher than for fiscal year 2006. APLUS recorded net credit costs of ¥38.2 billion in fiscal year 2007, or ¥10.9 billion lower than for fiscal year 2006. This reflects rationalization of APLUS' business model and stricter credit management. APLUS and its consolidated subsidiaries generated net income of ¥6.1 billion, including Zen-Nichi Shinpan, in fiscal year 2007.

Showa Leasing is our commercial finance platform and provides general and auto leasing, lending and other financing solutions to small- and medium-sized companies and automobile dealerships. Showa Leasing recorded revenue of ¥25.8 billion for fiscal year 2007, an increase of ¥0.7 billion, or 3.1%, compared to fiscal year 2006. The increase in revenue in fiscal year 2007 is comprised of continued growth in business and synergies with Institutional Banking. Higher credit provisions and write-offs were required in Showa Leasing in fiscal year 2007 partly in relation to less creditworthy customers.

Revenue of ¥6.3 billion attributed to Shinsei for fiscal year 2007 reflects both Shinsei's equity in the non-consolidated net loss of Shinki for the first half of the fiscal year, amounting to ¥6.8 billion net of consolidation adjustments, as well as Shinki's revenues of ¥13.2 billion for the second half of the fiscal year. Shinki's net loss for the first half of the fiscal year related to its recording of additional credit provisions and grey zone reserves as part of its business restructuring. Shinki and its consolidated subsidiaries generated net income of ¥2.7 billion for the six months ended March 31, 2008.

Other subsidiaries mainly include financial results of Shinsei Property Finance and the CCF headquarters.

APLUS' grey zone payments and write-offs amounted to ¥5.4 billion in fiscal year 2007. The business made new grey zone related provisions of ¥3.7 billion and, as a result, the total balance of the grey zone reserve was ¥8.6 billion as of March 31, 2008, as compared to ¥10.3 billion as of March 31, 2007.

On a consolidated basis, Shinki's grey zone payments and write-offs amounted to ¥14.1 billion. The business made new grey zone related provisions of ¥8.4 billion and, as a result, the total balance of the grey zone reserve was ¥30.6 billion as of March 31, 2008, as compared to ¥36.4 billion as of March 31, 2007.

RETAIL BANKING

In Retail Banking, the business continues to expand its product range and enhance consultative services for retail customers while working closely with Institutional Banking to better serve the needs of its customers, including high net worth individuals. Furthermore, the Retail Bank and APLUS are working together to offer new products and services such as the Shinsei VISA Card launched in March 2007.

Our retail customers interact and transact with us not only through our physical branches but also via our Internet banking portal, with over 60,000 ATMs located throughout Japan and call centers servicing our customers 24 hours a day, 7 days a week, including Japanese national holidays. We have been installing ATMs in Tokyo Metro stations to provide further convenience to our customers. Our 76 ATMs at 49 stations represent the largest ATM network in the Tokyo Metro. The retail customer base continues to grow at a significant rate, reaching close to 2.2 million accounts as of the end of March 2008, *an increase of over 202,000 since March 2007. The Bank* continued to launch new products, such as the *Power Step-up Yokin*, an extendable yen time deposit, and the Emerging Currency Bond Fund, a publicly-offered domestic investment trust that invests in emerging market fixed-income securities and investment products through Shinsei Bank's partnership with UTI Asset Management.

Although savings and time deposits as well as mutual fund products continued to grow steadily, during the period under review, weaker demand for structured deposits following the Bank of Japan's change in interest rate policy adversely impacted revenue.

Shinsei Bank considerably improved its ranking and reached second overall in the *Nihon Keizai Shimbun*'s third survey of retail bank strength in July 2007 from twentieth position in last year's survey.

During fiscal year 2007, total revenue was ¥34.0 billion as compared to ¥36.1 billion during the previous fiscal year. The main sources of revenue were interest income internally allocated based on funding of other businesses from retail deposits, fees from asset management products, income from structured deposits and fees and net interest income from loan products. The ability to successfully sell an increasingly wide range of products such as mutual funds and variable annuities is contributing to more balanced and recurrent revenue growth. The decline in revenue resulted mainly from a decrease in structured deposits related option income by ¥5.6 billion from ¥11.3 billion to ¥5.7 billion due to lower demand for structured deposits. This was partly offset by a ¥3.4 billion increase in net interest income associated with the growth in deposits and *loan balances. Revenue from asset management products* increased from ¥9.3 billion to ¥9.6 billion for fiscal year 2007.

Retail Banking incurred general and administrative expenses of ¥40.1 billion during fiscal year 2007, an increase of ¥2.4 billion, as compared to the previous fiscal year. Strict expense discipline in the business mitigated the expense increase necessary to expand distribution channels. The business generated an ordinary business loss after net credit costs of ¥6.3 billion for fiscal year 2007, as compared to an ordinary business loss after net credit costs of ¥1.6 billion in fiscal year 2006.

TABLE 11. RETAIL BANKING REVENUE BY PRODUCT (CONSOLIDATED)

	Billions of yen		
Fiscal years ended March 31	2008	2007	% Change
Retail Banking			
Deposits and debentures net interest income	¥ 17.3	¥ 14.6	18.9
Asset management	9.6	9.3	3.6
Loans	3.7	2.6	42.4
Deposits and debentures non-interest income	3.3	9.6	(65.4)
Total revenue	¥ 34.0	¥ 36.1	(5.8)

Deposits of retail customers increased by over 11% and the total of retail deposits surpassed ¥3.9 trillion as of March 31, 2008. Deposits and debentures net interest income relates to the internal interest spread we credit to our Retail Banking business on customer deposits and debentures. Deposits and debentures net interest income grew ¥2.7 billion to ¥17.3 billion in the fiscal year ended March 31, 2008 as a result of growth in retail deposits.

Deposits and debentures non-interest income mainly includes revenue from structured deposits and commissions on foreign exchange transactions. This is partly offset by fees we incur in connection with ATMs and funds transfers. In fiscal year 2007, we recorded revenue of ¥3.3 billion from deposits and debentures non-interest income, a decline of ¥6.3 billion compared to the previous fiscal year, mainly reflecting lower option income generated in connection with structured deposits.

Fees from asset management products increased 3.6% to ¥9.6 billion for the fiscal year ended March 31, 2008 compared to the previous fiscal year. Loans to retail customers grew 44.2% to ¥817.4 billion as of March 31, 2008. This resulted in Retail Banking recording ¥3.7 billion in revenue from housing loans and other lending products during fiscal year 2007.

ALM/CORPORATE/OTHER

ALM, Corporate and Other primarily consists of results of corporate treasury activities, inter-company adjustments, and corporate level expenses. In fiscal year 2007, ordinary business profit after net credit costs was ¥7.0 billion.

RESULTS OF OPERATIONS (NON-CONSOLIDATED)

OVERVIEW

We disclose non-consolidated financial information of Shinsei in addition to our consolidated financial statements. As a recipient of public funds, we are required by the FSA to update and report on Shinsei's non-consolidated performance in relation to targets set forth in its Revitalization Plan on a quarterly basis, and to publicly disclose that information semi-annually. Shinsei's plan was initially prepared by LTCB upon its emergence from nationalization and we have subsequently updated the plan in August 2001, August 2003, August 2005 and August 2007.

Shinsei Bank accounts for a substantial portion of our consolidated financial condition and results of operations. For the fiscal year ended March 31, 2008, Shinsei Bank accounted for 82.8% of our consolidated assets.

Fiscal year 2007 results of operations, on a non-consolidated basis, were significantly impacted by dislocation in the credit markets and the legislative and market changes affecting the consumer finance industry.

IMPAIRMENT OF INVESTMENT IN APLUS AND SHINKI COMMON SHARES

Legislative changes relating to consumer loan interest rates approved by the Japanese Diet in December 2006 and other developments continued to have a significant impact on the consumer finance industry.

As a result of these conditions, the common share price of APLUS and Shinki declined substantially in the six months ended September 30, 2007, adversely impacting our non-consolidated financial results for that period. This triggered an impairment of Shinsei's investment in APLUS' and Shinki's common shares. Shinsei owned 156,690,390 common shares of APLUS and 25,607,524 common shares of Shinki as of September 30, 2007.

As of September 30, 2007, APLUS' per share common share price was ¥82 as compared to ¥184 as of March 31, 2007. As a result, an impairment of ¥15.9 billion was recorded in our non-consolidated financial results. This is in addition to a valuation allowance of ¥9.2 billion recorded as of March 31, 2007, which represented the decline in value of the shares between the time of our acquisition of APLUS and March 31, 2007.

As of September 30, 2007, Shinki's per share common share price was ¥97 as compared to ¥333 as of March 31, 2007. As a result, an impairment of ¥6.0 billion was recorded in our non-consolidated financial results. This is in addition to a valuation allowance of ¥6.6 billion assessed at March 31, 2007, which represented the difference between the book value of the shares and the common share price of Shinki on March 31, 2007.

TABLE 12. COMPARISON OF TARGETS AND RESULTS FOR KEY MEASURES IN THE REVITALIZATION PLAN (NON-CONSOLIDATED)

Billions of yen (except percentages)

Fiscal years ended March 31	2008		2007	
	Target	Actual	Target	Actual
Net income (loss)	¥ 60.0	¥ 53.2	¥ 73.0	¥ (41.9)
Total expenses (without taxes)[1]	82.3	80.5	77.2	74.0
Return on equity based on net business profit[2]	9.6%	9.7%	8.7%	7.3%

Notes: (1) Equals Shinsei's total general and administrative expenses excluding business taxes such as consumption tax.
(2) Equals net business profit before general reserve for loan losses, as such term is defined under "—Supplemental Non-Consolidated Measures" below, divided by average total equity.

SUPPLEMENTAL NON-CONSOLIDATED MEASURES

In addition to the reporting items set forth in our non-consolidated financial statements, Japanese banking law requires us to disclose gross business profit (*gyomu soneki*) on a non-consolidated basis. Furthermore, in the Japanese banking industry, net business profit before general reserve for loan losses (*jisshitsu gyomu jun-eki*) has traditionally been used as a measure of the profitability of core banking operations. We review these non-Japanese GAAP performance measures in monitoring the results of our operations.

Gross business profit is the sum of:

- net interest income;
- net fees and commissions, which consist of:
  - fees on loans as well as on sales of asset management products,
  - other fee-based activities, and
  - income on monetary assets held in trust (in keeping with the definition of gross business profit in our revitalization plan);
- net trading income; and
- net other business income, which includes, among other things, gains or losses on securities and foreign exchanges.

Net business profit before general reserve for loan losses is gross business profit minus non-consolidated total expenses, which corresponds to our consolidated general and administrative expenses.

While these business profit measures should not be viewed as a substitute for net income, management believes that these non-Japanese GAAP measures provide a meaningful way of comparing a number of the important components of Shinsei's revenues and profitability from year to year. The tables below set forth these supplemental financial data and corresponding reconciliations to net income under Japanese GAAP for the fiscal years ended March 31, 2008 and 2007.

TABLE 13. SUPPLEMENTAL MEASURES (NON-CONSOLIDATED)

Billions of yen

Fiscal years ended March 31	2008	2007
Gross business profit (*gyomu soneki*)		
Net interest income	¥ 107.5	¥ 59.7
Net fees and commissions	48.8	45.8
Net trading income	6.9	14.9
Net other business (loss) income	(11.4)	12.0
Total gross business profit	152.0	132.5
Total expenses	84.7	77.6
Net business profit (*jisshitsu gyomu jun-eki*)	67.2	54.9
Other operating expenses, net	(34.7)	(7.8)
Net operating income (*keijo rieki*)	32.5	47.1
Extraordinary income (loss)	25.7[4]	(102.1)[5]
Income (loss) before income taxes	58.3	(55.0)
Current income taxes (benefit)	(7.6)	(2.7)
Deferred income tax expense (benefit)	12.7	(10.2)
Net income (loss)	¥ 53.2	¥ (41.9)

Notes: (1) Includes income from monetary assets held in trust of ¥37.3 billion in the fiscal year ended March 31, 2008 and ¥33.7 billion in the fiscal year ended March 31, 2007.
(2) Excludes provisions for or reversals of general reserve for loan losses.
(3) Excludes income from monetary assets held in trust.
(4) Includes (i) income from investment in Tokutei Kumiai (silent partnership) of ¥66.0 billion from the sale of the Bank's headquarters building, which was included in the earnings distributed by Shinsei Japan Investment Y.K., the Bank's consolidated subsidiary; (ii) impairment charges on investments in APLUS' and Shinki's common shares of ¥15.9 billion and ¥6.0 billion, respectively, and (iii) losses on exposure to the U.S. residential mortgage market of ¥8.9 billion.
(5) Includes impairment charges on investments in APLUS' preferred shares of ¥38.0 billion.

GENERAL

Our financial statements are prepared in accordance with Japanese GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. In addition, certain accounting principles require significant judgment by management in applying complex accounting principles to individual transactions to determine the most appropriate accounting treatment. We have established procedures and processes to facilitate making the estimates and assumptions necessary to value assets and liabilities, record transactions and prepare the financial statements. On an ongoing basis, management evaluates its estimates and judgments, including those related to the valuation of assets and liabilities. Although actual results may differ from these estimates under different assumptions and conditions and future changes in the key assumptions could change future valuations and results, we have used the best information available at the time to make our estimates. Significant accounting policies are described in Note 2 to the Consolidated Financial Statements included in this annual report.

Management believes the following are our critical accounting policies. These policies were considered "critical" because:

- the estimates involved in these policies require us to make assumptions about matters that are uncertain at the time the estimates are made; and
- different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on the presentation of our financial condition, or changes in our financial condition or results of operations.

RESERVE FOR CREDIT LOSSES

The reserve for loan losses, a separate component of the reserve for credit losses, is management's estimate of the credit losses to be incurred in the lending portfolio and is discussed in further detail in "—Financial Condition—Asset Quality and Disposal of Problem Loans of Shinsei." We establish a specific reserve, a general reserve and a reserve for loans to restructuring countries based on our self-assessment manual to absorb estimated credit losses in the lending portfolio.

A specific reserve is provided for specific claims against obligors in the possibly bankrupt, virtually bankrupt and legally bankrupt categories. For claims against obligors in the virtually and legally bankrupt categories, the unsecured, unguaranteed portion of the claim is written off or otherwise fully reserved because such portion is deemed unlikely to be collected. For claims against obligors in the possibly bankrupt category, a specific reserve is principally determined by estimating discounted future cash flows, other than in cases where it is difficult to reasonably estimate future cash flow.

A general reserve is provided for claims against normal obligors, as well as claims against need caution obligors (including substandard obligors). Shinsei applies the discounted cash flow method in calculating the amount of a general reserve for most of its claims against substandard obligors. The amount of the reserve for claims against normal obligors and claims against need caution obligors (other than substandard obligors of Shinsei which are subject to the discounted cash flow method) is based on the total amount of, as well as the expected loss ratios for, claims against each category of obligor. Shinsei calculates expected loss ratios based on historical losses on claims against each obligor category. Using the expected loss ratios, Shinsei reserves for the estimated amount of losses for the next three years for claims against substandard obligors, for the remaining term of the claims with respect to claims against normal obligors given ratings of 5A through 6C in Shinsei's credit ratings system and claims against need caution obligors other than substandard obligors, or other need caution obligors, and for the next year for claims against normal obligors given ratings higher than 5A.

The historical loan loss ratio had previously been calculated by taking the greater result from the following two calculation methods: (1) the average of three consecutive calculation periods defined to be the previous one year as from each fiscal year-end, or (2) the average of three consecutive calculation periods defined to be the previous three years as from each fiscal year-end. However, the recent actual loan loss ratio has rapidly declined, resulting in a less reliable basis for loan loss calculation. Starting from the fiscal year ended March 31, 2007, the calculation methodology has been changed to taking the greater result of the following two methods: (A) the existing methodology mentioned above, or (B) the average of all calculation periods since 1998, the period for which records for loan losses have been maintained. As a result, the reserve for credit losses as of March 31, 2007 and the loss before income taxes and minority interests for the fiscal year ended March 31, 2007 were each ¥23.2 billion higher than would have been the case using the previous calculation method.

Shinsei reviews its classification of obligors quarterly, although every month it downgrades obligors whose financial condition has deteriorated based on the results of its self-assessment process. A reserve for loans to restructuring countries is provided for estimated losses on those loans due to political and economic conditions in the countries where the loans are outstanding, based on losses estimated using the secondary market price of similar loans.

Estimating Shinsei's specific reserve for claims against obligors in the possibly bankrupt category and the general reserve for claims against obligors in the substandard category is subject to a number of significant judgments and uncertainties regarding discounted cash flows due to the changing financial conditions of the obligors and general economic conditions surrounding the obligors' business operations. In addition, because the secured portion of claims is not covered by a specific reserve, actual losses on such claims are also subject to significant judgments and uncertainties regarding the fair value of collateral. Estimating the general reserve for claims against obligors in the normal and other need caution categories could be affected by changes made by management in the methodologies used to calculate the migration analyses of obligors or the assumptions used in the calculation of the reserve. As a result, actual losses in the lending portfolio could be greater or less than we have estimated. If the estimated credit losses are not enough to cover actual losses incurred from the ultimate disposition of the portfolio, it would result in additional write-offs or additional reserves in the future for the lending portfolio, increasing our reported total credit costs. If the estimate is in excess of actual losses, it would result in a reduction of our total credit costs.

The reserve for other credit losses consists primarily of reserves, including a reserve taken on our contribution to an industry-wide fund set up to purchase and collect loans, and a reserve for losses in connection with our potential claims against the DIC, including in connection with our ongoing litigation. A specific reserve has been established for each of these exposures based on our estimate of the prospects for recovery. Although we believe our existing reserves are sufficient to cover the risk from items we have identified, actual losses related to these items could be more or less than we have estimated, which could result in an increase or a decrease in our total credit costs.

APLUS establishes loan loss reserves based on historical loss ratios for delinquent and non-delinquent accounts. The amount of reserves in the case of delinquent accounts primarily depends on the number of months for which a particular account is past due. In addition, APLUS writes off the entire amount of any claims it deems uncollectible, either as a result of personal bankruptcy or otherwise. Showa Leasing and Shinki establish loan loss reserves in the same manner as APLUS except that with respect to customers with exposure above a specified amount, Showa Leasing establishes reserves on the basis of obligor classification in accordance with its self-assessment guidelines.

RESERVE FOR LOSSES ON INTEREST REPAYMENTS

On October 13, 2006, the Japanese Institute of Certified Public Accountants (the "JICPA") issued "Audit Guidelines on Consumer Finance Companies' Provisions for Possible Losses on Reimbursements of Excess Interest Payments" (the "Audit Guidelines"). These guidelines stipulate that consumer and commercial finance companies make certain provisions for possible losses on reimbursements of excess interest payments and loan losses related to consumer finance loans extended at interest rates in excess of the maximum interest rate prescribed in the Interest Rate Restriction Law. In accordance with such guidelines, the amount of such reserve for APLUS and Shinki was calculated using the average period to maturity of the affected loans, an estimate of the percentage of such loan transactions that will be subject to a future reimbursement request based on past experience and an estimate of the average amount to be reimbursed based on past experience. The amount of the reserve is based on the best *estimate of management of APLUS and Shinki, using the* assumptions described above. If any of the assumptions change due to changes in circumstances, an additional reserve could become necessary.

VALUATION OF FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE

We have various types of financial instruments in our trading and banking books. Pursuant to Japanese GAAP, we record some of our financial instruments at their fair values, which are measured based on market prices or third-party quotes or, if both are unavailable, our internal valuation methodologies.

Although we strive to follow market standards in making assumptions and determining scenarios necessary for these valuation methodologies, the outcomes of our methodologies could differ from those derived from other methodologies.

AVAILABLE-FOR-SALE SECURITIES

We generally record available-for-sale securities, both debt and equity, at their fair values. The net unrealized gains or losses on these securities are included in and presented as a component of equity.

Available-for-sale securities include some securities without readily obtainable market prices or quotes. These securities mainly consist of residual interests and debt investments in collateralized debt obligations as well as liquid corporate bonds. We estimate the fair values of these securities based on historical data concerning market prices and quotes. In some cases, we determine fair value using internal valuation methodologies that are subject to complex assumptions, including those relating to scenarios, interest rates and volatility.

As of March 31, 2008 and 2007, the amortized cost of our available-for-sale securities without readily determinable fair value was ¥428.9 billion and ¥260.3 billion, respectively. The total fair value of our available-for-sale securities as of March 31, 2008 and 2007 was ¥1,055.6 billion and ¥1,016.3 billion, respectively. Net unrealized losses recognized as of March 31, 2008 were ¥35.2 billion and net unrealized gains recognized as of March 31, 2007 were ¥8.2 billion.

IMPAIRMENT IN VALUE OF DEBT AND EQUITY SECURITIES

Available-for-sale debt and equity securities and held-to-maturity debt securities are both exposed to the risk of decline in their fair values. If the decline in fair value of available-for-sale securities with readily determinable fair value is deemed to be significant, impairment loss is recognized in the book values of the securities since the decline in fair values is deemed to be other than temporary. To determine whether an other-than-temporary impairment has occurred, the Bank applies the following rule, which depends on the credit risk category that the issuer of the security falls under based on the Bank's internal rules for establishing the reserve for credit losses.

Issuer Credit Risk Category	Fair Value Test for Related Security
Securities issued by "legally and virtually bankrupt" obligors and "possibly bankrupt" obligors	The fair value of a security is less than its book value
Securities issued by "need caution" obligors	The decline in fair value of a security is more than 30% of its book value
Securities issued by "normal" obligors	The decline in fair value of a security is in excess of 50% of its book value

"Legally bankrupt" obligors are obligors who have already gone bankrupt from a legal and/or formal perspective.

"Virtually bankrupt" obligors are obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.

"Possibly bankrupt" obligors are obligors who are not yet bankrupt but are in financial difficulties and are very likely to go bankrupt in the future.

"Need Caution" obligors are obligors who require close attention because there are problems with their borrowings.

"Normal" obligors are obligors whose business conditions are favorable and who are deemed not to have any particular problems in terms of their financial position.

For available-for-sale securities without readily determinable fair value, if the fair value of a security has declined by an amount ranging from 30% to 50% of its acquisition cost we consider the possibility of recovery of fair value in order to determine whether an other-than-temporary impairment has occurred, but if the fair value has declined in excess of 50% of its acquisition cost we deem the impairment to be other-than-temporary. Our judgment of the possibility and magnitude of a future recovery in fair value relies on our subjective views concerning market uncertainties, the creditworthiness of the issuers of the securities and various other factors. Different judgments could lead to different conclusions regarding the need to recognize impairments in value.

For the fiscal year ended March 31, 2008, we recognized losses of ¥8.9 billion on debt and equity securities available-for-sale due to impairment, as compared to ¥1.2 billion for the fiscal year ended March 31, 2007, mainly due to impairment of foreign securities.

FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING PURPOSES

Our trading book assets and liabilities consist of derivative financial instruments, securities, short-term money market investments and other monetary claims maturing within a short period of time.

In addition, we hold certain securities investments, such as foreign fund trusts and corporate bonds, financial assets backed by loans and receivables as well as mortgages included in securities, other monetary claims purchased and monetary assets held in trust that are not recorded in the trading book, but are held for trading purposes in the banking book. All of these trading-purpose assets and liabilities are booked at their fair values, and changes in value are reflected in our net

income. The fair values of trading-purpose assets that are traded actively in open markets are based on observable market prices of the same or similar securities and monetary claims.

When actively traded market prices are not available, we estimate the fair values of the assets and liabilities held for trading purposes using our internal valuation methodologies. These methodologies require us to use our judgment in both making assumptions regarding market parameters, such as swap rates for interest rate and currency swaps with longer maturities, as well as determining the required scenarios, such as future cash flow projections for financial assets underlying purchased monetary claims. In addition, we adjust the fair value estimates for derivative financial instruments to account for credit and liquidity risks.

As of March 31, 2008, the net fair value of our trading assets and liabilities was ¥110.2 billion and the net balance of revaluation gains on those assets and liabilities was ¥77.0 billion. This compared with a net fair value of ¥204.1 billion and a net balance of revaluation gains of ¥65.9 billion as of March 31, 2007.

The fair value of securities held in our banking book for trading purposes was ¥63.1 billion and ¥116.5 billion as of March 31, 2008 and 2007, respectively. The fair value of other monetary claims purchased was ¥280.6 billion and ¥281.0 billion as of March 31, 2008 and 2007, respectively. The fair value of monetary assets held in trust was ¥248.7 billion and ¥339.0 billion as of March 31, 2008 and 2007, respectively.

CREDIT TRADING ACTIVITIES

We are engaged in credit-trading activities in Japan and foreign countries, in which we purchase monetary claims such as loans, bonds, guarantees, receivables and lease receivables without intending to hold them to maturity. To recover our investment, we either collect on the claim, including through repayments, legal proceedings and discounted payoffs, or resell or securitize the claim. Claims purchased are recorded either in monetary assets held in trust or other monetary claims purchased, depending on the structure used for the purchase, and are principally measured at fair value. Fair value is estimated in the same way as it is for assets held for trading purposes. The internal valuation methodology we use to calculate the fair value of these claims mainly relies on a discounted cash flow approach based on cash flow projections and implied market discount rates. As estimations of future cash flows and discount rates are based on complex processes and contain an element of judgment, changes in assumptions could lead to different estimates of the fair value of monetary assets held in trust and other monetary claims purchased, which could in turn impact the related gain or loss amounts in our financial statements. As of March 31, 2008 and 2007, balances related to credit trading of ¥248.7 billion and ¥329.0 billion, respectively were included in monetary assets held in trust and ¥258.2 billion and ¥245.2 billion, respectively, were included in other monetary claims purchased for trading purposes. As of March 31, 2008 and 2007, net unrealized losses recorded in those accounts were ¥18.3 billion and ¥13.4 billion, respectively.

VALUATION OF DEFERRED TAX ASSETS

We record deferred tax assets for deductible temporary differences and tax loss carryforwards and evaluate them in accordance with the guidelines of the Japanese Institute of Certified Public Accountants, or JICPA. Under the JICPA guidelines for the valuation of deferred tax assets, if a company records a material amount of tax loss carryforwards, in most cases, it is deemed difficult to reasonably estimate "Taxable Income" (which, for the purpose of utilizing deferred tax assets, is treated as income before adjustments for existing temporary differences and tax loss carryforwards). If, however a company is able to reasonably estimate future Taxable Income for the next fiscal year, it may record deferred tax assets based on deductible temporary differences and tax loss carryforwards to the extent that it is probable that those differences or carryforwards would be used during the next fiscal year. In addition, the JICPA guidelines provide that a company with a material amount of tax loss carryforwards could recognize deferred tax assets as realizable based on future Taxable Income, reasonably estimated, for up to the next five fiscal years if the tax loss carryforwards had been incurred due to certain non-recurring events, such as the restructuring of businesses, and there was not necessarily any significant doubt as to the company's ability to earn Taxable Income in the future.

As a result of Taxable Income (as defined in the previous paragraph) recorded in recent periods, we could have recorded deferred tax assets realizable based on a reasonable estimate of income for at least a part of the next five fiscal years if we would have demonstrated that we would record actual income for the foreseeable future. We have evaluated the available evidence concerning our future Taxable Income and other possible sources of the realization of deferred tax assets, and have concluded that we should record deferred tax assets that are realizable only in the following fiscal year for Shinsei and most of its subsidiaries. We have recorded a valuation allowance to reduce deferred tax assets accordingly. The actual Taxable Income amount for the fiscal year ending March 31,

2009 may be different from our estimate, which would result in a larger or smaller amount of deferred tax assets that should have been recognized.

As of March 31, 2008 and 2007, our balances of net deferred tax assets, or the difference between our deferred tax assets and our deferred tax liabilities, were ¥23.9 billion and ¥37.3 billion, respectively. The amount of net deferred tax assets was 3.5% of our Tier I capital as of March 31, 2008 and 6.0% of our Tier I capital as of March 31, 2007. If we had concluded that we could reasonably estimate Taxable Income for the next five fiscal years, as of March 31, 2008, the balance of net deferred tax assets could have been significantly higher.

RESERVE FOR RETIREMENT BENEFITS

Shinsei, APLUS, Showa Leasing and Shinki each have a non-contributory defined benefit pension plan and certain of Shinsei's consolidated Japanese subsidiaries have unfunded severance indemnity plans, which cover substantially all of our employees. A reserve for retirement benefits is provided for payment in future years. We follow guidelines for accounting for employee retirement benefit plans issued by the JICPA and estimate the amounts of the retirement benefit obligations and plan assets under the pension plans at the end of the fiscal year using assumptions for the expected rate of return on plan assets and the discount rate.

EXPECTED RATE OF RETURN ON PLAN ASSETS

We determine the expected rate of return on plan assets based on the targeted average long-term performance of the assets. Because assumptions regarding the rate of return on assets are affected by changing general economic and market conditions, we need to make significant judgments to determine appropriate assumptions underlying the estimate of long-term performance, which also impact the estimate of the reserve for retirement benefits and net periodic pension cost. The expected rate of return was between 0.75% and 3.5% for both the fiscal year ended March 31, 2008 and 2007.

DISCOUNT RATE

We have selected the interest rate for Japanese government bonds with a 20-year maturity as the basis for the discount rate. We have determined that the interest rate for Japanese government bonds with a 20-year maturity is the best estimate of the risk-free rate because we estimated that the period of time for effective settlement of the benefit obligation under the pension plans would be approximately 19 years on average and the risk-free rate for a period of 19 years was assumed to be substantially the same as the interest rate for a 20-year maturity Japanese government bond. This assumption could change if we become aware of information that leads us to determine that a different period for settling the benefit obligation is required. A change in that assumption could, in turn, change the discount rate and the amounts reported in our financial statements. Changing our methodologies for calculating the estimated settlement period would also affect our estimate of the discount rate and amounts in our financial statements. The discount rate was between 1.5% and 2.2% for both the fiscal year ended March 31, 2008 and 2007. Had the discount rate decreased 0.5 percentage points, net periodic pension cost for the fiscal year ended March 31, 2008 would have increased materially.

HEDGE ACCOUNTING

We follow guidelines issued by the JICPA regarding hedge accounting applicable to assets and liabilities exposed to a risk of change in fair value or cash flow. Derivative transactions that meet the hedge accounting criteria are primarily accounted for under a deferral method whereby unrealized gains and losses are deferred as assets or liabilities until the gains and losses on the hedged items are realized.

Until the end of the fiscal year ended March 31, 2003, Shinsei principally applied a "macro hedge" approach for interest rate derivatives used to manage interest rate risks and its ALM activities based on the transitional treatment prescribed in Industry Audit Committee Report No. 24 issued by the JICPA ("Report No. 24"). The effectiveness of the macro hedge approach was reviewed for a reduction in interest rate risk exposure and the actual risk amount of derivatives within the preapproved limit under our risk control policies. Effective April 1, 2003, we adopted portfolio hedging in accordance with Report No. 24. Under portfolio hedging, a portfolio of hedged items such as deposits or loans with common maturities is matched with a group of hedging instruments such as interest rate swaps, which offset the effect of fair value fluctuations of the hedged items by identified maturities, and are designated as a hedge of the portfolio. The effectiveness of the portfolio hedge is assessed by each group. The interest rate swaps of certain consolidated subsidiaries which qualify for hedge accounting and meet specific matching criteria are not remeasured at fair value but the net payments or receipts under the swap agreements are recognized and included in interest expenses or income. Also, our consolidated Japanese leasing subsidiaries partially applied deferral hedge accounting in accordance with Industry Audit Committee Report No. 19 of

the JICPA for the fiscal year ended March 31, 2006.

Shinsei accounts for fund swap and certain currency swap transactions using either deferral hedge accounting or fair value hedge accounting in accordance with Industry Audit Committee Report No. 25 of the JICPA. Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange contracts bought or sold and forward foreign exchange contracts bought or sold. Such transactions are contracted for the purpose of lending or borrowing in a different currency and converting the corresponding principal equivalents and foreign currency equivalents to pay and receive, which amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange contracts bought or sold. Under deferral hedge accounting, hedged items are identified by grouping the foreign currency-denominated financial assets and liabilities by currencies and designating derivative transactions such as currency swap transactions and forward exchange contracts as hedging instruments. Hedge effectiveness is reviewed by comparing the total foreign currency position of the hedged items and hedging instruments by currency.

Shinsei also applies deferral hedge accounting and fair value hedge accounting to translation gains or losses from foreign currency assets of net investments in foreign affiliates and securities available-for-sale (other than bonds denominated in foreign currencies) when such foreign currency exposures recorded as assets are hedged with offsetting foreign currency liabilities and the liabilities exceed the acquisition cost of such foreign currency assets.

In December 2005, the ASBJ published a new accounting standard for presentation of shareholders' equity. Under this accounting standard, any deferred gain or loss on derivatives accounted for under hedge accounting that were previously presented as assets or liabilities are now presented as components of equity. For the fiscal year ended March 31, 2008 and 2007, net losses on hedging instruments which were deferred and recorded as equity amounted to ¥1.0 billion and ¥7.7 billion respectively.

IMPAIRMENT OF LONG-LIVED ASSETS

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Impairment losses on an individual asset or a group of assets establish a new cost basis for the assets. We evaluate our long-lived assets for impairment using our best estimates based on reasonable and supportable assumptions and projections. An impairment loss would be recognized if the carrying amount of assets exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the assets. The impairment loss would be measured as the amount by which the carrying amount of assets exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of assets or the net selling price at disposition. Impairment loss of ¥0.9 billion on some of the BankSpots and ATMs that are planned to be terminated was recognized for the fiscal year ended March 31, 2008.

BUSINESS COMBINATIONS

For consolidated financial statement purposes, assets and liabilities of acquired subsidiaries are recorded primarily on the basis of their estimated fair values at the date of the acquisition.

We acquired a controlling interest in APLUS and Showa Leasing on September 29, 2004 and March 23, 2005, respectively. On December 13, 2007, we also acquired a controlling interest in Shinki, which was previously an affiliate, by additional share purchase. In connection with the consolidation of APLUS, Showa Leasing and Shinki, we recognized the assets (including intangibles) and liabilities of APLUS, Showa Leasing and Shinki primarily at their fair values. We used quoted market prices in active markets as the best evidence of fair value, where available. If quoted market prices were not available, the estimate of fair value was based on the best information available, including prices for similar assets and liabilities and the results of using other fair value measurement techniques. We adopted the following methodologies based on the nature of the assets and liabilities being valued and the availability of information:

- market approach: market transactions involving the sale of comparable assets;
- income approach: present value of earnings attributable to the asset; and
- cost approach: reproduction or replacement costs adjusted for depreciation and obsolescence.

As a result of fair value recognition, reserves for credit losses were offset with the corresponding loans or other assets.

We also recognized certain identifiable other intangibles in connection with the acquisition of APLUS, Showa Leasing and Shinki because they arose from contractual or other legal rights, or were separable. The identified other intangibles consist of APLUS, Showa Leasing and Shinki's trade names and customer and/or merchant relationships, among others, which are valued using variations of the income approach and which

are being amortized over various periods and using different methodologies depending on the nature of the asset. See Note 2(b) to the Consolidated Financial Statements.

The excess of the purchase price over the fair value of the net assets acquired, including identified other intangibles, was recorded as consolidation goodwill and is being amortized on a straight-line basis over 20 years. The amortization period is the maximum period as defined in Japanese GAAP and determined based upon the Bank's business strategy. When the purchase price is lower than the fair value of the net assets acquired, including identified intangible assets, the difference is recorded as negative goodwill and amortized on a straight-line basis over 20 years, which is the maximum period allowed under Japanese GAAP. Any unamortized balances of identified other intangibles and consolidation goodwill are subject to impairment testing.

IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLES

We conduct impairment testing for goodwill and other intangibles semi-annually as a result of certain triggering events such as:

- An expectation of an operating loss or negative cash flow for two consecutive years;
- Impairment of underlying investment securities is recognized;
- A significant adverse change in the environment surrounding the business operations of the subsidiary, such as a change in law which significantly impacts the business in a negative way, the suspension of business due to sanction or adverse changes in the interest rate laws.

As the first step of the impairment test, we estimate the undiscounted future cash flow value of the business as a grouping unit. If the value of the undiscounted future cash flows is less than the book value of the net assets, including goodwill and other intangible assets, of the business, it is determined that impairment exists and the next step of the impairment test is performed to measure the amount of impairment loss, if any.

The next step of the impairment test compares the "value in use," which is calculated as the discounted value of future cash flows of the business, and the net asset book value which includes unamortized balances of goodwill and other intangible assets. Impairment loss for the total of goodwill and other intangible assets (A) is recognized as the amount by which the net asset book value exceeds the "value in use." The fair value of other intangible assets (and any other assets) is determined in the same manner used to apply purchase accounting at the time of the initial acquisition, and the impairment loss of other intangible assets (B) is determined as the difference between the fair value and book value. Finally the impairment of goodwill is calculated as (A) less (B) above.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

LEASE ACCOUNTING

On March 30, 2007, the ASBJ issued ASBJ Statement No.13, "Accounting Standard for Lease Transactions," which revised the existing accounting standard for lease transactions issued on June 17, 1993. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

Lessee

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements. The revised accounting standard requires that all finance lease transactions shall be capitalized recognizing lease assets and lease obligations in the balance sheet.

Lessor

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized. However, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessor's financial statements. The revised accounting standard requires that all finance leases that deem to transfer ownership of the leased property to the lessee shall be recognized as lease receivables, and all finance leases that deem not to transfer ownership of the leased property to the lessee shall be recognized as investments in lease.

UNIFICATION OF ACCOUNTING POLICIES APPLIED TO FOREIGN SUBSIDIARIES FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Under Japanese GAAP, a company currently can use the financial statements of its foreign subsidiaries which have been prepared in accordance with generally accepted accounting principles in their respective jurisdictions for its consolidation process unless they are clearly unreasonable. On May 17,

2006, the ASBJ issued ASBJ Practical Issues Task Force (PITF) No.18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements." The new standard prescribes: 1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements, 2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process, 3) however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with Japanese GAAP unless they are not material;

(1) Amortization of goodwill;
(2) Actuarial gains and losses of defined benefit plans recognized outside profit or loss;
(3) Capitalization of other intangible assets arising from development phases;
(4) Fair value measurement of investment properties, and the revaluation model for property, plant and equipment, and other intangible assets;
(5) Retrospective application when accounting policies are changed; and
(6) Accounting for net income attributable to minority interest.

The new task force is effective for fiscal years beginning on or after April 1, 2008.

FINANCIAL CONDITION

TOTAL ASSETS

As of March 31, 2008, we had consolidated total assets of ¥11,525.7 billion. This represented a 6.3% increase from ¥10,837.6 billion as of March 31, 2007. The increase was principally attributable to an increase in loans and bills discounted and securities. Shinsei Bank's balance of loans and bills discounted was ¥5,622.2 billion at the end of March 31, 2008 as compared to ¥5,146.3 billion as of March 31, 2007. Corporate loans increased 1.0% to ¥2,856.1 billion, the non-recourse real estate finance balance decreased 9.6% to ¥695.6 billion as more non-recourse loans shifted to bond structures, other institutional loans increased 21.8% to ¥738.7 billion, loans to retail customers, including high net worth individuals, grew 41.9% to ¥907.4 billion due mainly to an increase in housing loans, and a loan balance of ¥95.5 billion related to Shinki was added. The loan growth was partly offset by the absence of lending to Life Housing Loan's customers, following the sale of this subsidiary in fiscal year 2007. Life Housing Loan's balance of loans amounted to ¥99.9 billion at March 31, 2007.

SECURITIES

The following table sets forth the composition of our consolidated portfolio of trading securities in the banking book, available-for-sale equity and debt securities and held-to-maturity debt securities as of March 31, 2008. As reflected below, almost 69% of the securities will mature during the next five years. The balance of securities as of March 31, 2008 amounted to ¥1,980.2 billion as compared to ¥1,854.6 billion as of March 31, 2007. The increase relates in part to investments in Japanese corporate bonds.

TABLE 14. SECURITIES BY MATURITY (CONSOLIDATED)[1]

Billions of yen

As of March 31, 2008	One year or less	Over one year to three years	Over three years to five years	Over five years to seven years	Over seven years to ten years	Over ten years	Unspecified term	Total
Japanese national government bonds	¥ 298.6	¥ 179.2	¥ 121.4	¥ —	¥ —	¥ 46.0	¥ —	¥ 645.3
Japanese local government bonds	0.0	—	1.7	—	0.5	—	—	2.2
Japanese corporate bonds	164.1	228.5	140.4	17.2	10.0	—	—	560.4
Japanese equity securities	—	—	—	—	—	—	34.3	34.3
Foreign bonds and other	28.2	104.0	109.5	42.1	130.6	170.5	152.5	737.7
Total securities	¥ 491.0	¥ 511.8	¥ 373.1	¥ 59.4	¥ 141.2	¥ 216.6	¥ 186.8	¥ 1,980.2

Billions of yen

As of March 31, 2007	One year or less	Over one year to three years	Over three years to five years	Over five years to seven years	Over seven years to ten years	Over ten years	Unspecified term	Total
Japanese national government bonds	¥ 319.0	¥ 233.9	¥ 150.4	¥ —	¥ —	¥ 46.9	¥ —	¥ 750.4
Japanese local government bonds	51.5	0.0	0.5	1.1	—	—	—	53.2
Japanese corporate bonds	139.7	103.1	65.9	15.9	11.4	9.5	—	345.7
Japanese equity securities	—	—	—	—	—	—	33.5	33.5
Foreign bonds and other	8.8	59.3	81.8	46.5	123.4	179.0	172.6	671.7
Total securities	¥ 519.2	¥ 396.4	¥ 298.7	¥ 63.6	¥ 134.9	¥ 235.4	¥ 206.1	¥ 1,854.6

Note: (1) Please see Note 8 on page 121 for redemption schedules for securities being held to maturity and available for sale

LOAN PORTFOLIO

As of March 31, 2008, we had ¥5,622.2 billion in loans and bills discounted. This represented 48.8% of total consolidated assets and a 9.2% increase from the ¥5,146.3 billion of loans and bills discounted as of March 31, 2007. Installment receivables of APLUS, Showa Leasing and our other non-bank subsidiaries are classified in our consolidated balance sheet as other assets, and are not reflected in our data on loans and bills discounted.

Most of our loan portfolio was originated by Shinsei and our domestic subsidiaries. Of loans we originated, loans to the finance and insurance industry and the real estate industry constituted close to one-half of our balance of loans as of March 31, 2008. About one-half of loans to the real estate industry as of March 31, 2008 consisted of non-recourse and project finance loans. Loans to this industry decreased by 6.9%, to ¥1,295.1 billion, or 23.6% of total domestic loans as of March 31, 2008, primarily because of an increase in loans to government-related institutions.

Loans to others of ¥1,597.9 billion as of March 31, 2008 included loans extended to Shinsei's, APLUS' and Shinki's individual customers amounting, in aggregate, to ¥1,174.7 billion.

TABLE 15. LOANS BY BORROWER INDUSTRY (CONSOLIDATED)

Billions of yen (except percentages)

As of March 31	2008		2007	
Domestic offices (excluding Japan offshore market account):				
Manufacturing	¥ 191.8	3.5%	¥ 189.4	3.8%
Agriculture	0.0	0.0	0.0	0.0
Forestry	—	—	0.0	0.0
Fishery	2.9	0.0	0.9	0.0
Mining	4.5	0.1	6.6	0.1
Construction	20.4	0.4	19.9	0.4
Electric power, gas, heat supply and water supply	74.6	1.4	80.1	1.6
Information and communications	50.0	0.9	27.5	0.5
Transportation	379.4	6.9	391.9	7.8
Wholesale and retail	138.0	2.5	117.5	2.3
Finance and insurance	1,248.0	22.7	1,091.6	21.6
Real estate	1,295.1	23.6	1,390.4	27.5
Services	374.0	6.8	369.9	7.3
Local government	118.1	2.1	63.8	1.3
Others	1,597.9	29.1	1,302.1	25.8
Total domestic (A)	¥ 5,495.3	100.0%	¥ 5,052.2	100.0%
Overseas offices (including Japan offshore market accounts):				
Governments	¥ 1.1	0.9%	¥ 0.9	1.0%
Others	125.6	99.1	93.1	99.0
Total overseas (B)	¥ 126.8	100.0%	¥ 94.0	100.0%
Total (A+B)	¥ 5,622.2		¥ 5,146.3	

LOAN MATURITY

The following table sets forth the composition of Shinsei's non-consolidated loan portfolio by type of interest rate and maturity as of the dates indicated. In the fiscal year ended March 31, 2008, the increase in total loans resulted from increases in both variable-interest rate loans and fixed-interest rate loans.

TABLE 16. LOAN MATURITY (NON-CONSOLIDATED)

Billions of yen

As of March 31	2008	2007
Fixed-interest loans:		
One year or less	¥ —	¥ —
Over one year to three years	113.1	87.5
Over three years to five years	125.2	178.4
Over five years to seven years	94.8	99.5
Over seven years	740.1	616.1
Indefinite term	9.6	6.8
Variable-interest loans:		
One year or less	¥ —	¥ —
Over one year to three years	1,388.6	1,096.1
Over three years to five years	552.3	804.8
Over five years to seven years	228.5	246.3
Over seven years	483.4	475.8
Indefinite term	21.1	3.4
Total loans:		
One year or less	¥ 1,599.1	¥ 1,459.9
Over one year to three years	1,501.8	1,183.6
Over three years to five years	677.5	983.2
Over five years to seven years	323.3	345.9
Over seven years	1,223.6	1,092.0
Indefinite term	30.8	10.3
Total loans	¥ 5,356.3	¥ 5,075.2

Note: (1) Loans with maturities of one year or less are not broken down by type of interest rate

ASSET QUALITY AND DISPOSAL OF PROBLEM LOANS OF SHINSEI

At March 31, 2008, 50.8% of our consolidated problem loans, as disclosed in accordance with the guidelines of the Japanese Bankers Association (JBA), were held by Shinsei and most of the rest were held by APLUS and Shinki. This discussion of our asset quality presents information of Shinsei on a non-consolidated basis unless specified otherwise. In particular, problem claims as defined in the Financial Revitalization Law are only disclosed on a non-consolidated basis, and therefore do not include problem loans held by APLUS, Showa Leasing and Shinki. For a discussion of the problem claims of APLUS, Showa Leasing and Shinki see "—Asset Quality of APLUS, Showa Leasing and Shinki" on page 90

We classify our obligors and assess our asset quality based on our self-assessment manual developed in accordance with guidelines published by the FSA. We generally perform our self-assessment quarterly and at least semi-annually. The self-assessment process involves classifying obligors based on their financial condition and then categorizing claims against obligors in order of collection risk. Based on these classifications, we establish reserves and disclose our problem loans and other claims using criteria specified in the Financial Revitalization Law. We also disclose our problem loans under a format devised by the JBA for the disclosure of risk-monitored loans.

The following table compares the scope of each category of claim under the Financial Revitalization Law and each type of risk-monitored loan, as well as the obligor type to which they relate.

COMPARISON OF CATEGORIES OF OBLIGORS, CLAIMS UNDER THE FINANCIAL REVITALIZATION LAW AND RISK-MONITORED LOANS

Obligor type	Claims under the Financial Revitalization Law[1][2]	Risk-monitored loans[1]
Legally bankrupt	Claims against bankrupt and quasi-bankrupt obligors	Loans to bankrupt obligors
Virtually bankrupt		Non-accrual delinquent loans
Possibly bankrupt	Doubtful claims	
(Substandard)	Substandard claims	Loans past due for three months or more
		Restructured loans
	(Other claims against substandard obligors)	
Need caution	Normal claims	
Normal		

Notes: (1) The Financial Revitalization Law requires us to classify and disclose "claims," which include, in addition to loans and bills discounted, foreign exchange claims, securities lent, private placement bonds guaranteed by Shinsei, accrued income and suspense payments in other assets, as well as customers' liabilities for acceptances and guarantees. By comparison, the format devised by the Japanese Bankers Association only classifies, and calls for disclosure of, certain loans.
(2) Shaded claims denote claims that are considered to be non-performing under the Financial Revitalization Law.

In October 2002, the FSA announced a new "Program for Financial Revival" that has led to more stringent evaluations of claims. This program required banks to use discounted cash flow analyses, among other measures, when providing loan loss reserves against major borrowers with substandard claims. Through the program, the FSA also sought greater scrutiny of the effect of recording large amounts of deferred tax assets on the quality of a bank's regulatory capital. We have gone well beyond the FSA's requirements by employing the discounted cash flow method, applying it to approximately 90%, by principal amount, of our claims against substandard obligors and possibly bankrupt obligors.

SELF-ASSESSMENT GUIDELINES AND RESERVE POLICIES

DEFINITION OF OBLIGOR CLASSIFICATIONS

OBLIGOR CLASSIFICATION	DEFINITION
Legally bankrupt (*hatan-saki*)	Obligors who have already gone bankrupt, from a legal and/or formal perspective.
Virtually bankrupt (*jisshitsu hatan-saki*)	Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.
Possibly bankrupt (*hatan kenen-saki*)	Obligors who are not yet bankrupt but are in financial difficulties and are very likely to go bankrupt in the future because they are having difficulty implementing their management improvement plans. This includes obligors who are receiving ongoing support from financial institutions.
Need caution (*youchui-saki*)	Obligors who require close attention because there are problems with their borrowings, such as reduced or suspended interest payments, problems with fulfillment, such as substantial postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions. The term "need caution obligors" includes "substandard obligors" (*youkanri-saki*), which refers to obligors with "substandard claims," that is, loans past due for three months or more or restructured loans. Claims against need caution obligors that are not substandard claims are sometimes referred to as "other claims against need caution obligors" (*sono ta youchui-saki*).
Normal (*seijou-saki*)	Obligors whose business conditions are favorable and who are deemed not to have any particular problems in terms of their financial position.

DEFINITIONS OF CLAIMS CLASSIFIED UNDER THE FINANCIAL REVITALIZATION LAW

CATEGORY	DEFINITION
Claims against bankrupt and quasi-bankrupt obligors (*hasan kosei saiken oyobi korera ni junzuru saiken*)	Claims against obligors under bankruptcy and similar claims, as provided for under the Bankruptcy Law, the Corporate Reorganization Law, the Civil Rehabilitation Law and similar laws.
Doubtful claims (*kiken saiken*)	Claims against obligors that are not yet in bankruptcy but have experienced deterioration in their financial condition and operating performance and for which there is a high probability of contractual defaults on principal and interest payments.
Substandard claims (*youkanri saiken*)	Loans past due for three months or more and restructured loans, excluding those categorized as claims against bankrupt and quasi-bankrupt obligors or doubtful claims.
Normal claims (*seijou saiken*)	Claims against obligors that are experiencing no particular problems with their financial condition or operating performance, other than claims in any of the three categories above.

DEFINITIONS OF CATEGORIES OF RISK-MONITORED LOANS

CATEGORY	DEFINITION
Loans to bankrupt obligors (*hatansaki saiken*)	Loans to legally bankrupt obligors.
Non-accrual delinquent loans (entai saiken)	*Loans to virtually bankrupt and possibly bankrupt obligors.*
Loans past due for three months or more (*san-ka-getsu ijou entai saiken*)	Loans on which principal and/or interest are past due three months or more.
Restructured loans (*kashidashi jouken kanwa saiken*)	Loans with lending terms that have been changed in ways favorable to the borrower, including reducing interest rates, providing grace periods for repayment and forgiving a portion of the debt.

RESERVE POLICIES

CLAIMS AGAINST OBLIGORS, AS CATEGORIZED UNDER SELF-ASSESSMENT GUIDELINES	RESERVE POLICY
Claims against virtually and legally bankrupt obligors	We either write off directly or make a provision for, in the specific reserve for loan losses, the full amount of the unsecured, unguaranteed portion of the claim.
Claims against possibly bankrupt obligors	For most claims against possibly bankrupt obligors, we make a provision in the specific reserve for loan losses in an amount calculated based on the discounted cash flow method. See "—Reserve for Credit Losses." For the remaining claims, we make a provision to that reserve for the unsecured, unguaranteed portion of the claims in the amount of the product of that portion and the higher of 70% or the estimated loss ratio, based on historical losses on claims in this category, for the next three years.
Claims against substandard obligors	For most claims against substandard obligors, we make a provision in the general reserve for loan losses in an amount calculated based on the discounted cash flow method. See "—Reserve for Credit Losses." For the remaining claims, we make a provision to that reserve for the estimated amount of losses over three years computed based on the expected loss ratio for claims in this category.
Claims against need caution obligors, other than claims against substandard obligors	We make a provision, in the general reserve for loan losses, for the estimated amount of losses over the average remaining term of the loans computed based on the expected loss ratio for claims in this category.
Claims against normal obligors	For claims against obligors rated 5A through 6C under our credit rating system and all real estate non-recourse loans, we make a provision, in the general reserve for loan losses, for the estimated amount of losses over the remaining term of the loans computed based on the expected loss ratio for claims in this category. For the remaining claims, we make a provision to that reserve for the estimated amount of losses over a year computed based on the expected loss ratio for claims in this category.

CLAIMS CLASSIFIED UNDER THE FINANCIAL REVITALIZATION LAW

Under the Financial Revitalization Law, Japanese banks categorize their total claims in four categories by reference to the nature of the relevant assets. In addition to loans and bills discounted, claims that are subject to disclosure under the Financial Revitalization Law include foreign exchange claims, securities lent, private placement bonds guaranteed by Shinsei, accrued income and suspense payments in other assets, as well as customers' liabilities for acceptances and guarantees.

DISCLOSURE OF CLAIMS CLASSIFIED UNDER THE FINANCIAL REVITALIZATION LAW

Our current management team has consistently emphasized the monitoring of problem loans. Shinsei's total amount of problem claims as disclosed pursuant to the Financial Revitalization Law increased ¥25.2 billion, or 90.3%, to ¥53.1 billion, between March 31, 2007 and 2008. During the fiscal year ended March 31, 2008, claims against bankrupt and quasi-bankrupt obligors increased from ¥0.9 billion to ¥8.0 billion and doubtful claims increased from ¥10.7 billion to ¥15.5 billion, and substandard claims increased from ¥16.2 billion to ¥29.5 billion as a result of our self assessment. The ratio of non-performing claims disclosed under the Financial Revitalization Law to total non-consolidated claims as of March 31, 2008 increased to 1.0%, compared to 0.5% as of March 31, 2007.

Shinsei's other claims against need caution obligors, excluding substandard claims, totaled ¥106.2 billion as of March 31, 2008, a 14.0% decrease from ¥123.6 billion as of March 31, 2007. These include private placement bonds guaranteed by Shinsei and classified other claims against need caution obligors. These claims represented 1.9% of total non-consolidated claims as of March 31, 2008, down from 2.3% as of March 31, 2007.

TABLE 17. CLAIMS CLASSIFIED UNDER THE FINANCIAL REVITALIZATION LAW (NON-CONSOLIDATED)

As of March 31	2008	2007
	Billions of yen (except percentages)	
Claims against bankrupt and quasi-bankrupt obligors	¥ 8.0	¥ 0.9
Doubtful claims	15.5	10.7
Substandard claims	29.5	16.2
Total claims disclosed under the Financial Revitalization Law[1]	53.1	27.9
Normal claims and claims against need caution obligors excluding substandard claims	5,512.8	5,266.7
Total claims	¥ 5,566.0	¥ 5,294.6
Ratio of total claims disclosed under the Financial Revitalization Law to total claims	1.0%	0.5%

Note: (1) Total claims disclosed under the Financial Revitalization Law include loans and bills discounted, customers' liabilities for acceptances and guarantees and other exposures to or in respect of bankrupt and quasi-bankrupt obligors and doubtful claims, as well as loans and bills discounted classified as substandard claims.

COVERAGE RATIOS

As of March 31, 2008, Shinsei's non-consolidated coverage ratios for claims classified under the Financial Revitalization Law, which for each category of claims is the total of collateral pledged against claims, guarantees for claims and reserve for loan losses, measured against total claims, were 100.0% for claims against bankrupt and quasi-bankrupt obligors, 87.1% for *doubtful claims and 38.9% for substandard claims.* For all claims classified under the Law, the coverage ratio was 62.2%, a decrease from 79.3% as of March 31, 2007.

Shinsei directly writes off, rather than reserves, the portion of claims against virtually and legally bankrupt obligors that are estimated to be uncollectible. In the fiscal years ended March 31, 2008 and 2007, ¥34.5 billion and ¥6.3 billion, respectively, of such claims were written off on a non-consolidated basis.

TABLE 18. COVERAGE RATIOS FOR NON-PERFORMING CLAIMS DISCLOSED UNDER THE FINANCIAL REVITALIZATION LAW (NON-CONSOLIDATED)

		Billions of yen (except percentages)			
		Amounts of coverage			
	Amount of claims	Reserve for loan losses	Collateral and guarantees	Total	Coverage ratio
As of March 31, 2008:					
Claims against bankrupt and quasi-bankrupt obligors	¥ 8.0	¥ —	¥ 8.0	¥ 8.0	100.0%
Doubtful claims	15.5	7.6	5.8	13.5	87.1
Substandard claims	29.5	9.2	2.2	11.5	38.9
Total	¥ 53.1	¥ 16.8	¥ 16.1	¥ 33.0	62.2%
As of March 31, 2007:					
Claims against bankrupt and quasi-bankrupt obligors	¥ 0.9	¥ —	¥ 0.9	¥ 0.9	100.0%
Doubtful claims	10.7	8.0	0.9	9.0	84.1
Substandard claims	16.2	6.5	5.6	12.1	75.0
Total	¥ 27.9	¥ 14.6	¥ 7.5	¥ 22.1	79.3%

CHANGES IN AMOUNT OF PROBLEM CLAIMS

The table below sets forth Shinsei's experience since March 31, 2006 with the removal of problem claims and the emergence of new claims on a non-consolidated basis

TABLE 19. CHANGES IN AMOUNT OF PROBLEM CLAIMS (NON-CONSOLIDATED)

	Billions of yen			
	Substandard claims	Doubtful claims	Claims against bankrupt and quasi-bankrupt obligors	Total
Balance of problem claims as of March 31, 2006	¥ 21.0	¥ 20.7	¥ 0.7	¥ 42.5
Claims newly added April 1, 2006 to March 31, 2007	2.7	8.2	0.8	11.7
Claims removed April 1, 2006 to March 31, 2007	(7.5)	(14.7)	(4.0)	(26.3)
Claims migrating between classifications April 1, 2006 to March 31, 2007	—	(3.4)	3.4	—
Net change	(4.8)	(9.9)	0.2	(14.6)
Balance of problem claims as of March 31, 2007	¥ 16.2	¥ 10.7	¥ 0.9	¥ 27.9
Claims newly added April 1, 2007 to March 31, 2008	**23.4**	**6.3**	**8.0**	**37.8**
Claims removed April 1, 2007 to March 31, 2008	**(10.1)**	**(1.5)**	**(0.9)**	**(12.5)**
Claims migrating between classifications April 1, 2007 to March 31, 2008	**—**	**(0.0)**	**0.0**	**—**
Net change	**13.3**	**4.7**	**7.0**	**25.2**
Balance of problem claims as of March 31, 2008	**¥ 29.5**	**¥ 15.5**	**¥ 8.0**	**¥ 53.1**

In the fiscal year ended March 31, 2008, ¥37.8 billion of claims were newly classified as substandard or worse, while Shinsei removed ¥12.5 billion of claims in these categories during the same period. Of the newly added problem claims, ¥23.4 billion were classified as substandard claims

For the fiscal year ended March 31, 2007, ¥11.7 billion of claims were newly classified as substandard or worse, while Shinsei removed ¥26.3 billion of claims in these categories during the same period. The ¥14.7 billion in doubtful claims removed during the period was primarily attributable to collections and upgrading of claims to a higher category.

RESERVE FOR CREDIT LOSSES

The following table sets forth a breakdown of our total reserve for credit losses on a non-consolidated basis as of the dates indicated

TABLE 20. RESERVE FOR CREDIT LOSSES (NON-CONSOLIDATED)

As of March 31	Billions of yen (except percentages) 2008	2007
General reserve for loan losses	**¥ 57.9**	¥ 65.4
Specific reserve for loan losses	**9.6**	9.1
Reserve for loans to restructuring countries	**0.0**	0.0
Subtotal reserve for loan losses	**67.5**	74.5
Specific reserve for other credit losses	**26.0**	32.4
Total reserve for credit losses	**¥ 93.6**	¥ 106.9
Total claims[1]	**¥ 5,566.0**	¥ 5,294.6
Ratio of total reserve for loan losses to total claims	**1.2%**	1.4%
Ratio of total reserve for credit losses to total claims	**1.7%**	2.0%

Note (1) Total claims include loans and bills discounted, foreign exchange claims, securities lent, accrued interest income and suspense payments in other assets, as well as customers' liabilities for acceptances and guarantees.

As of March 31, 2008 and 2007, our total reserve for credit losses on a non-consolidated basis was ¥93.6 billion and ¥106.9 billion respectively, constituting 1.7% and 2.0% of total claims as of these respective dates

RISK-MONITORED LOANS

Consolidated risk-monitored loans increased by 61.2% during the fiscal year ended March 31, 2008 to ¥104.4 billion. The increase of ¥20.6 billion in non-accrual delinquent loans and the ¥18.5 billion in restructured loans added during the period were primarily attributable to Shinki and downgrading of other consolidated loans

The following tables set forth information concerning our consolidated and non-consolidated risk-monitored loans as of the dates indicated:

TABLE 21. RISK-MONITORED LOANS (CONSOLIDATED)

As of March 31	Billions of yen (except percentages) 2008	2007
Loans and bills discounted	**¥ 5,622.2**	¥ 5,146.3
Loans to bankrupt obligors (A)	**2.1**	1.7
Non-accrual delinquent loans (B)	**42.5**	21.8
Total loans (A)+(B)	**¥ 44.7**	¥ 23.5
Ratio to total loans and bills discounted	**0.8%**	0.5%
Loans past due for three months or more (C)	**¥ 4.7**	¥ 4.7
Restructured loans (D)	**54.9**	36.4
Total risk-monitored loans (A)+(B)+(C)+(D)	**¥ 104.4**	¥ 64.8
Ratio to total loans and bills discounted	**1.9%**	1.3%
Reserve for credit losses	**¥ 145.9**	¥ 147.2

TABLE 22. RISK-MONITORED LOANS (NON-CONSOLIDATED)

As of March 31	Billions of yen (except percentages) 2008	2007
Loans and bills discounted	**¥ 5,356.3**	¥ 5,075.2
Loans to bankrupt obligors (A)	**0.5**	0.6
Non-accrual delinquent loans (B)	**22.8**	10.6
Total loans (A)+(B)	**¥ 23.4**	¥ 11.2
Ratio to total loans and bills discounted	**0.4%**	0.2%
Loans past due for three months or more (C)	**¥ 0.1**	¥ 0.0
Restructured loans (D)	**29.4**	16.1
Total risk-monitored loans (A)+(B)+(C)+(D)	**¥ 53.0**	¥ 27.4
Ratio to total loans and bills discounted	**1.0%**	0.5%
Reserve for credit losses	**¥ 93.6**	¥ 106.9

ASSET QUALITY OF APLUS, SHOWA LEASING AND SHINKI

APLUS, Showa Leasing and Shinki classify their obligors and assess their asset quality on a semi-annual basis based on the self-assessment manual developed in accordance with guidelines published by the FSA. APLUS', Showa Leasing's and Shinki's assessments, where applicable, include, among other things, an assessment of credit extended to credit card customers as well as lease obligors, unsecured personal loans and customer guarantees

The following tables set forth information concerning consolidated risk-monitored loans and risk-monitored installment receivables held by Shinsei, APLUS, Showa Leasing, Shinki and other subsidiaries as of the dates indicated

TABLE 23. RISK-MONITORED LOANS BREAKDOWN FOR LARGE ENTITIES (CONSOLIDATED)

	Billions of yen				
	Shinsei	APLUS	Shinki	Other subsidiaries	Total
As of March 31, 2008:					
Loans to bankrupt obligors	¥ 0.5	¥ —	¥ 0.1	¥ 1.3	¥ 2.1
Non-accrual delinquent loans	22.8	3.2	5.1	11.2	42.5
Loans past due for three months or more	0.1	4.5	—	0.0	4.7
Restructured loans	29.4	18.6	6.8	0.0	54.9
Total	¥ 53.0	¥ 26.3	¥ 12.2	¥ 12.7	¥ 104.4
As of March 31, 2007:					
Loans to bankrupt obligors	¥ 0.6	¥ —	¥ —	¥ 1.0	¥ 1.7
Non-accrual delinquent loans	10.6	3.5	—	7.7	21.8
Loans past due for three months or more	0.0	4.6	—	0.1	4.7
Restructured loans	16.1	19.7	—	0.4	36.4
Total	¥ 27.4	¥ 27.8	¥ —	¥ 9.4	¥ 64.8

TABLE 24. RISK-MONITORED INSTALLMENT RECEIVABLES INCLUDED IN OTHER ASSETS (CONSOLIDATED)[1]

	Billions of yen			
	APLUS	Showa Leasing	Other subsidiaries	Total
As of March 31, 2008:				
Credits to bankrupt obligors	¥ 0.0	¥ 2.5	¥ 0.0	¥ 2.6
Non-accrual delinquent credits	1.9	2.9	—	4.9
Credits past due for three months or more	1.2	0.0	—	1.3
Restructured credits	6.6	0.1	—	6.7
Total	¥ 9.8	¥ 5.7	¥ 0.0	¥ 15.6
As of March 31, 2007:				
Credits to bankrupt obligors	¥ 0.0	¥ 0.2	¥ —	¥ 0.2
Non-accrual delinquent credits	2.1	1.0	—	3.1
Credits past due for three months or more	1.6	0.0	—	1.7
Restructured credits	10.0	0.1	—	10.2
Total	¥ 13.8	¥ 1.5	¥ —	¥ 15.4

Note (1) Shinsei and Shinki have no such installment receivables.

FUNDING AND LIQUIDITY

FUNDING AND LIQUIDITY MANAGEMENT

The focus of liquidity management is to ensure sufficient cash to meet both normal and unanticipated funding needs. Successful liquidity management requires being able to fund all requirements without disruption to our normal business operations. Funding requirements may include contractual obligations, future asset growth, liability maturities and deposit withdrawals.

Our liquidity management strategy includes the following key components:

- maintaining a portfolio of surplus cash and liquid assets;
- developing retail customer deposits as a long-term, stable source of funding;
- maintaining unutilized funding capacity; and
- maintaining diverse sources of funding.

We continuously seek to improve our liquidity management strategy and minimize refinancing risk by enhancing the stability and diversity of our funding sources. Our Treasury Division is responsible for our liquidity management and funding execution.

In accordance with its role as a special purpose long-term credit bank in Japan, LTCB relied heavily on domestic debentures for funding. Over the past seven years, however, we have transformed ourselves into a full-service financial institution and as part of that process have increased our retail deposit balances. We formally converted from a long-term credit bank to an ordinary bank on April 1, 2004. In connection with this conversion, the FSA has allowed us to continue issuing debentures for ten years after the conversion. Our

long-term funding strategy is to eventually replace debenture issuances with customer deposits and ordinary debt financing.

Shinsei provides funding to its subsidiaries and affiliates, and expects to continue to do so. However, our subsidiaries and affiliates may rely on other sources of funds, including financing from other banks as well as capital markets financing, where doing so would be sound from a cost and Group cash management perspective. In particular, APLUS, Showa Leasing and Shinki borrow, and expect to continue to borrow, from a number of banks other than Shinsei and also make direct issuances of debt securities.

The table below shows changes in the proportion of our funding overall represented by funds raised from debentures and deposits in our Retail and Institutional Banking businesses, as well as from our collateralized loan obligation program at the end of the periods indicated. As seen below, funds from retail deposits have become an increasingly important source of funding.

TABLE 25. DIVERSIFICATION BY FUNDING TYPE (CONSOLIDATED)

	Billions of yen			
Fiscal year ended March 31	2008	2007	2006	2005
Retail deposits[1]	¥ 3,993.7	¥ 3,573.8	¥ 3,103.4	¥ 2,300.4
Retail debentures	342.2	381.9	435.3	559.3
Institutional funding	2,133.0	2,168.5	1,551.8	1,835.7
Collateralized loan obligation	—	155.0	255.0	255.0

Note (1) Includes wealth management customers' deposits.

DEPOSITS

Shinsei Bank maintains a diversified funding base. Total deposits and negotiable certificates of deposit increased ¥385.7 billion or 7.1% to ¥5,806.6 billion in fiscal year 2007. The retail deposits balance, including high net worth customers, totaled ¥3,993.7 billion at March 31, 2008, an increase of ¥419.9 billion compared to March 31, 2007. Retail Banking's customer funding represents 67.0% of the Bank's total funding through customer deposits and negotiable certificates of deposit and debentures.

The following table sets forth the composition of our time deposits in the fiscal years ended March 31, 2008 and 2007 by remaining maturity as of the dates indicated.

TABLE 26. TIME DEPOSITS BY MATURITY (CONSOLIDATED)

	Billions of yen	
As of March 31	2008	2007
Less than three months	¥ 695.0	¥ 881.3
Three months or more, but less than six months	503.8	473.1
Six months or more, but less than one year	734.3	160.5
One year or more, but less than two years	695.5	50.0
Two years or more, but less than three years	580.9	690.4
Three years or more	313.9	676.0
Total	¥ 3,523.7	¥ 2,931.6

Note (1) Less than three months excludes time deposits that have matured but have not yet been paid.

DEBENTURES AND CORPORATE BONDS

As of March 31, 2008, we had ¥662.4 billion in debentures outstanding. This represented 6.3% of our consolidated total liabilities and constituted a decline of 5.8% from March 31, 2007. As of March 31, 2008, corporate bonds stood at ¥426.2 billion.

As of March 31, 2008, scheduled repayments of debentures and corporate bonds over the periods indicated below were as follows:

TABLE 27. MATURITY SCHEDULE OF DEBENTURES AND CORPORATE BONDS (CONSOLIDATED)

DEBENTURES

Fiscal year ending March 31	Billions of yen
2009	¥ 147.6
2010	122.6
2011	175.0
2012	111.7
2013 and thereafter	105.2
Total	¥ 662.4

Please see Note 13 on page 125 for details.

CORPORATE BONDS

Fiscal year ending March 31	Billions of yen
2009	¥ 71.3
2010	14.9
2011	33.0
2012	1.3
2013 and thereafter	355.5
Total	¥ 426.2

Please see Note 15 on page 124 for details.

While we will continue to issue debentures where we are able to minimize funding costs, we will also continue diversifying our funding sources by raising funds through other means, such as deposits.

OTHER

The securitization of loans and other assets is another important component of our funding strategy. In the fiscal year ended March 31, 2002, we established a collateralized loan obligation program under which we receive the net proceeds from the issuance of notes that are backed by interests in loans we transferred to a master trust.

CREDIT RATINGS

Our borrowing costs and ability to raise funds are impacted directly by our credit ratings and changes thereto. Shinsei's credit ratings are set forth in the table below.

TABLE 28. SHINSEI'S CREDIT RATINGS AS OF MAY 2008

Rating agency	Long-term	Short-term
Moody's	Deposits: A2 Senior debt: A2	P-1
Standard & Poor's	A−	A-2
Fitch	BBB+	F2
R&I	A−	—
JCR	A	—

On May 4, 2007, Moody's raised our long-term credit rating from A3 to A2. On June 18, 2007, Standard and Poor's raised the long-term counter-party credit rating from BBB+ to A−.

CONTRACTUAL CASH OBLIGATIONS

We use contractual cash obligations for funding purposes. The following table sets forth a summary of our primary consolidated contractual cash obligations as of March 31, 2008 and 2007.

TABLE 29. CONTRACTUAL CASH OBLIGATIONS (CONSOLIDATED)

Payments due by period as of March 31, 2008	One year or less	Over one year	Total
	Billions of yen		
Borrowed money	¥ 472.7	¥ 654.4	¥ 1,127.2
Capital lease obligations	0.8	0.5	1.4
Total	¥ 473.6	¥ 655.0	¥ 1,128.6

Payments due by period as of March 31, 2007	One year or less	Over one year	Total
	Billions of yen		
Borrowed money	¥ 470.4	¥ 652.2	¥ 1,122.6
Capital lease obligations	0.7	0.6	1.4
Total	¥ 471.2	¥ 652.8	¥ 1,124.1

TAXATION

SCHEDULE OF TAX LOSS CARRYFORWARDS

Our tax loss carryforwards have principally resulted from the realization of credit losses for tax purposes since our emergence from temporary nationalization. As of March 31, 2008, Shinsei had ¥42.3 billion in tax loss carryforwards. Tax reforms implemented in the fiscal year ended March 31, 2004 extended the period of tax loss carryforwards from five years to seven years. As this extension was applied retroactively for the three previous tax years, the expiration date for our tax loss carryforwards generated in the fiscal year ended March 31, 2003 has been extended to March 31, 2010. This amendment is beneficial to us as it provides more time to uti[illegible] these tax loss carryforwards. The table below sets forth a schedule of tax loss carryforwards related to corporate taxes and their expiration dates.

TABLE 30. SCHEDULE OF TAX LOSS CARRYFORWARDS (NON-CONSOLIDATED)

Year tax loss carryforwards generated/renewed	Amount	Date of expiry
	Billions of yen	
Shinsei Bank		
Fiscal year ended March 31, 2003	42.3	March 31, 2010

Because APLUS, Showa Leasing and Shinki are not wholly owned subsidiaries, we are unable to include their results in our consolidated tax returns. As a result, their tax losses are not reflected in the table above. The table below sets forth a schedule of tax loss carryforwards of APLUS, Showa Leasing and Shinki as of March 31, 2008.

Year tax loss carryforwards generated/renewed	Billions of yen Amount	Date of expiry
APLUS		
Fiscal year ended March 31, 2005	¥ 157.7	March 31, 2012
Fiscal period ended September 30, 2005	2.9	March 31, 2013
Fiscal period ended March 31, 2006	4.6	March 31, 2013
Fiscal year ended March 31, 2007	30.1	March 31, 2014
Fiscal year ended March 31, 2008	10.4	March 31, 2015
Total	¥ 205.9	
Showa Leasing		
Fiscal year ended March 31, 2005	¥ 26.9	March 31, 2012
Fiscal year ended March 31, 2007	10.0	March 31, 2014
Fiscal year ended March 31, 2008	0.4	March 31, 2015
Total	¥ 37.3	
Shinki		
Fiscal year ended March 31, 2007	¥ 0.3	March 31, 2014
Fiscal year ended March 31, 2008	20.0	March 31, 2015
Total	¥ 20.3	

In the event that Shinsei, APLUS, Showa Leasing or Shinki, as the case may be, generates less taxable income in a given fiscal year than the tax loss carryforward that will expire at year-end, the benefit of the unused portion of the expiring tax loss carryforward will be lost.

We record deferred tax assets for tax loss carryforwards and evaluate them in accordance with the JICPA guidelines. See "—Critical Accounting Policies—Valuation of Deferred Tax Assets" on page 78.

CONSOLIDATED CORPORATE TAX SYSTEM

We have filed our tax returns under the consolidated corporate tax system since the fiscal year ended March 31, 2004. Under the consolidated system, we base corporate tax payments on the combined profits or losses of Shinsei and its wholly owned domestic subsidiaries.

Showa Leasing has also adopted the consolidated corporate tax system beginning with the fiscal year ended March 31, 2007.

CAPITAL RESOURCES AND ADEQUACY

EQUITY

The following table sets forth a summary of our equity as of March 31, 2008.

TABLE 31. EQUITY (CONSOLIDATED)

As of March 31	Millions of yen (except percentages) 2008	2007
Common stock	¥ 476,296	¥ 291,853
Preferred stock	—	159,443
Capital surplus	43,558	18,558
Stock acquisition rights	1,257	517
Retained earnings	302,535	245,499
Net unrealized gain (losses) on securities available-for-sale, net of taxes	(35,073)	5,091
Deferred loss on derivatives under hedge accounting	(1,057)	(7,744)
Foreign currency translation adjustments	1,872	2,952
Treasury stock, at cost	(72,566)	(72,560)
Total shareholders' equity	¥ 716,823	¥ 643,611
Minority interests in subsidiaries	248,437	289,642
Total equity	¥ 965,261	¥ 933,253
Ratio of total equity or shareholders' equity to total assets	8.4%	8.6%

The primary reason for the increase in our equity during fiscal year 2007 was the issuance of ¥50.0 billion of new common shares by a third-party allotment to investors, including affiliates of J.C. Flowers & Co. LLC. This was partly offset by a decrease of ¥40.1 billion in net unrealized losses on securities available-for-sale, net of taxes.

CAPITAL RATIOS

From the fiscal year ended March 31, 2007, the Basel II methodology has been adopted to calculate capital ratios. For credit risk, the Foundation Internal Ratings Based Approach (F-IRB) has been applied. For operational risk, the Standardized Approach (TSA) has been adopted and the Internal Model Method has been used for market risk.

Our total capital adequacy ratio as of March 31, 2008 was 11.74%, compared with 13.13% as of March 31, 2007. Our Tier I capital ratio, or the ratio of Tier I capital to risk assets, decreased from 8.11% as of March 31, 2007 to 7.37% as of March 31, 2008. The decreases in our capital ratios as of March 31, 2008 are primarily the result of an increase in risk assets due to the increase in assets on our balance sheet. This was partly offset by an increase in Tier I capital, which was mainly the result of our new capital raising.

TABLE 32. CAPITAL RATIOS (CONSOLIDATED)

As of March 31	Billions of yen (except percentages) 2008	2007
Basic items (Tier I):		
Capital stock	¥ 476.2	¥ 451.2
Common stock	476.2	291.8
Preferred stock	—	159.4
Capital surplus	43.5	18.5
Retained earnings	302.5	245.4
Treasury stock, at cost	(72.5)	(72.5)
Expected income distribution	(5.7)	(2.5)
Net unrealized losses on securities available-for-sale, net of taxes	(35.0)	—
Foreign currency translation adjustments	1.8	2.9
Share warrant	1.2	0.5
Minority interests in consolidated subsidiaries	160.5	180.7
Preferred securities issued by foreign SPC	147.1	173.7
Consolidation goodwill	(142.2)	(158.0)
Other intangibles	(23.6)	(19.8)
Gain on sale of securitization	(15.3)	(16.5)
50% of expected loss provision shortfall	(11.6)	(9.1)
Total Tier I (A)	679.7	620.8
Step-up preferred securities	77.2	91.2
Supplementary items (Tier II):		
General reserve for loan losses	5.7	13.9
Perpetual preferred stocks	81.0	31.0
Perpetual subordinated debt and bonds	103.5	116.6
Non-perpetual preferred stocks	—	19.7
Non-perpetual subordinated debt and bonds	344.6	348.3
Total	¥ 535.0	¥ 579.7
Amount eligible for inclusion in capital (B)	¥ 530.2	¥ 522.0
Deduction (C)	128.0	137.7
Intentional capital investment to other financial institutions	15.9	10.1
Capital investment to affiliated companies	42.1	54.4
50% of expected loss provision shortfall	11.6	9.1
Expected losses on exposures under PD/LGD measures such as equities	1.2	0.3
Unrated securitization exposure	61.6	68.7
Exclusion from deductions	4.6	5.1
Total capital (D) [(A)+(B)-(C)]	¥ 1,081.9	¥ 1,005.0
Risk assets:		
On-balance sheet items	¥ 6,620.6	¥ 5,585.8
Off-balance sheet items	1,868.0	1,458.1
Market Risk	251.3	196.2
Operational Risk	463.4	411.8
Total (E)	¥ 9,212.5	¥ 7,652.0
Consolidated capital adequacy ratio (D) / (E)	11.74%	13.13%
Consolidated Tier I capital ratio (A) / (E)	7.37%	8.11%

Note: (1) Derived by multiplying the capital requirement by 12.5 (i.e., the reciprocal of the minimum capital ratio of 8%)

COMPOSITION OF TIER I CAPITAL

Common stock and retained earnings As a result of the conversion of our Class-A preferred stock into common shares as described below, our equity was composed of only common stock as of March 31, 2008. In addition, we issued ¥50 billion of new common shares in fiscal year 2007. As a result, both our capital stock and capital surplus increased by ¥25 billion. As a result of our recording net income of ¥60.1 billion in fiscal year 2007, retained earnings increased to ¥302.5 billion as of March 31, 2008.

Preferred stock As of March 31, 2007, Shinsei had two classes of preferred stock outstanding. All shares of Class-A preferred stock were initially issued to the RCC by LTCB. Upon LTCB's nationalization, the RCC transferred those shares to the DIC. At the time of sale of LTCB's common shares to New LTCB Partners in March 2000, a portion of the Class-A preferred shares was redeemed without any consideration paid and cancelled. The DIC continued to own the remaining 74,528,000 shares. At the same time, Shinsei issued 600,000,000 new shares of Class-B preferred stock to the RCC. At our request, the RCC converted 300,000,000 shares of the Class-B preferred stock into 200,033,338 common shares in July 2006 and subsequently disposed of them. In connection with these transactions, we repurchased 175,466,000 of our common shares for aggregate consideration of ¥132.1 billion and subsequently cancelled 85 million of those common shares. The remainder of the repurchased common shares are included in treasury stock.

On August 1, 2007, we acquired all of our Class-B preferred shares (300,000,000 shares) and issued common shares (200,000,000 shares) based on the exchange price of ¥600 per share in exchange for these preferred shares. We cancelled all the relevant preferred shares immediately after acquiring them. On March 31, 2008, we acquired and cancelled all of our Class-A preferred shares and issued in exchange 269,128,888 of our common shares at an exchange price of ¥360 per share.

As a result of the above transactions, our capital stock did not include any preferred stock as of March 31, 2008.

TABLE 33. DIVIDENDS AND DISTRIBUTION AMOUNTS ON SHARES OF PREFERRED STOCK (NON-CONSOLIDATED)

	Yen per share	
Class of preferred shares	Amount of Annual dividend	Amount of Distribution of residual assets
Class-A preferred shares	¥6.5	¥—
Class-B preferred shares	—	—

The Class-A preferred shares were converted into common shares in the second half of fiscal year 2007, and the Class-B preferred shares were wholly converted into common shares in the first half of fiscal year 2007. Therefore we paid only interim dividends on our Class-A preferred shares in fiscal year 2007.

PREFERRED SECURITIES ISSUED BY SUBSIDIARIES OUTSIDE JAPAN

On February 23, 2006, we issued US$775.0 million of step-up non-cumulative perpetual preferred securities. The dividend on the preferred securities is 6.418% for the initial ten years. In addition, on March 23, 2006, we issued US$700.0 million of non-step-up non-cumulative perpetual preferred securities. The dividend on the non-step-up perpetual preferred securities is 7.16% for the initial ten years. These issuances are consistent with our strategy to strengthen our Tier I capital ratio. The proceeds from the offerings of the preferred securities are recorded as minority interests in consolidated subsidiaries and counted towards Tier I capital. The amount of such proceeds which may be counted towards Tier I capital is constrained by the amount of other Tier I capital outstanding. Our ability to raise additional regulatory capital in this manner could be constrained in the future.

COMPOSITION OF TIER II CAPITAL

The principal component of our Tier II capital is subordinated debt and bonds. As of March 31, 2008, we had ¥100.0 billion of dated subordinated bonds issued by Shinsei (excluding the EUR0.9 billion of step-up callable subordinated notes and £0.4 billion of step-up callable perpetual subordinated notes discussed above) and ¥108.0 billion in subordinated debt from private lenders, ¥17.0 billion of which were perpetual loans. None of our current Tier II capital consists of public funds.

Other major elements of our Tier II capital are general reserve for loan losses and ¥81.0 billion of class-D perpetual preferred shares of APLUS held by third-parties as of March 31, 2008. Tier II capital is subject to the limitation that it cannot exceed the amount of Tier I capital, and non-perpetual subordinated debt and bonds cannot exceed half the amount of Tier I

capital. Subject to those ceilings, the entire amount of perpetual subordinated debt and bonds can be included in Tier II capital and a portion of non-perpetual subordinated debt and bonds cannot be included in Tier II capital as of March 31, 2008. The table below sets forth the amount of our subordinated debt and bonds, as well as the portion included in our Tier II capital.

TABLE 34. SUBORDINATED DEBT AND BONDS (CONSOLIDATED)

	Billions of yen					
As of March 31, 2008	Perpetual	Perpetual included in Tier II	Non-perpetual	Non-perpetual included in Tier II[1]	Total	Total included in Tier II
Subordinated debt	¥ 17.0	¥ 17.0	¥ 91.0	¥ —	¥ 108.0	¥ —
Subordinated bonds	86.8	86.5	255.0	—	341.9	—
Total	¥ 103.8	¥ 103.5	¥ 346.0	¥ 339.8	¥ 449.9	¥ 443.4

	Billions of yen					
As of March 31, 2007	Perpetual	Perpetual included in Tier II	Non-perpetual	Non-perpetual included in Tier II[1]	Total	Total included in Tier II
Subordinated debt	¥ 17.0	¥ 17.0	¥ 91.0	¥ —	¥ 108.0	¥ —
Subordinated bonds	99.9	99.6	258.1	—	358.0	—
Total	¥ 116.9	¥ 116.6	¥ 349.1	¥ 293.7	¥ 466.0	¥ 410.3

Notes: (1) Stated at par value
(2) Non-perpetual subordinated debt and bonds included in Tier II and total subordinated debt and bonds included in Tier II are not broken down by type of debt and bonds

During the fiscal year ended March 31, 2008, we repaid ¥1.0 billion and EUR15.0 million of non-perpetual subordinated bonds. Interest rates on ¥24.0 billion of our perpetual subordinated debt and bonds included in Tier II capital as of March 31, 2008 will increase between January 2013 and December 2015. Interest rates on ¥0.5 billion of perpetual subordinated bonds will increase in December 2008.

¥24.0 billion of our perpetual subordinated debt and bonds included in Tier II capital as of March 31, 2008 will become prepayable between January 2013 and December 2015. ¥0.5 billion of perpetual subordinated bonds are currently prepayable.

Interest rates on ¥28.0 billion of non-perpetual subordinated debt will increase between March 2011 and June 2011. Interest rates on the remaining ¥63.0 billion of non-perpetual subordinated debt are fixed rates until maturity.

¥83.0 billion of non-perpetual subordinated debt will become prepayable between July 2010 and July 2013 and the remaining ¥8.0 billion of non-perpetual subordinated debt cannot be repaid until maturity.

Shinsei issued ¥50.0 billion of dated subordinated bonds for the first time as Shinsei, not LTCB, on March 25, 2005. These dated subordinated bonds cannot be repaid until maturity, on March 25, 2015, and bear interest at a fixed rate of 1.96%. Shinsei issued an additional ¥50.0 billion of dated subordinated bonds on October 31, 2005. These dated subordinated bonds cannot be repaid until maturity, on October 30, 2015, and bear interest at a fixed rated of 2.01%.

Shinsei issued EUR1.0 billion of step-up callable subordinated notes bearing interest at a fixed rate of 3.75% on February 23, 2006. In February 2011, interest rates on these notes will increase and these notes will become prepayable.

In December 2006, Shinsei issued £0.4 billion of step-up callable perpetual subordinated notes bearing interest at a fixed rate of 5.625%. In December 2013, interest rates on these notes will increase and these notes will become prepayable.

OFF-BALANCE SHEET ARRANGEMENTS

We use off-balance sheet arrangements, including investments through special purpose entities, securitizations, lines and letters of credit, loan commitments and loan participations, in the ordinary course of business, including in our securitization and financing businesses, as well as to manage our own liquidity risk. The main purposes of such off-balance sheet arrangements are to develop our Institutional Banking business as well as to diversify our sources of liquidity. The following is a discussion of the principal off-balance sheet arrangements we use.

SECURITIZATION

We structure, arrange, distribute and service mortgage-backed securities and asset-backed securities both for third-parties and ourselves. Our securitization services utilize special purpose entities, which may be organized in the forms of trusts, partnerships or corporations, mainly to protect the securitized assets from creditors of transferors even in bankruptcy. Assets securitized include commercial loans, residential mortgage loans

instalment receivables and credit-card receivables

REPACKAGING

One aspect of our securitization business involves our repackaging of assets purchased by special purpose entities that we establish into new financial instruments that represent undivided interests in the underlying assets. Repackaging the assets generally entails analyzing the cash flows from the underlying assets, using various means to rearrange the timing and order of cash flows, and then combining them with other cash flows to create new financial instruments that can be tailored to meet the demands of a broad range of investors.

Often the assets are repackaged into residual or subordinated interests, mezzanine interests and senior interests. The residual interests are the first to suffer any losses as a result of any decline in the value of the underlying financial assets, while the senior interests are structured to be the last to absorb such losses. In instances where we repackage assets on our own initiative, rather than for our customers, we generally retain the residual interests and either sell the senior or mezzanine interests immediately to third-parties or hold them temporarily before placing them with investors. Revenues on these transactions consist of gains on sales of the repackaged senior and mezzanine interests, transaction arrangement fees received from the originators of the assets, fees for underwriting the senior instruments, and returns on the residual interests.

The principal risk inherent in these repackagings is credit risk on the securitized financial instruments that is absorbed by the retained residual interests. We may record losses on the residual interests due to declines in the value of the underlying financial assets. We manage this credit risk through semi-annually assessing our retained interests and providing valuation allowances for them based on those assessments, taking into consideration how much we believe we will be able to collect on the underlying assets. We generally transfer financial assets to special purpose entities on a "true sale" basis, which means that we would neither be entitled nor required to reacquire the financial assets so transferred.

ARRANGEMENT

We also securitize customers' assets on their behalf, drawing on our know-how and experience in establishing securitization vehicles tailored to accommodate clients' needs, analyzing cash flows from the financial assets, structuring them into classes of securitized interests, arranging credit enhancements and locating investors for the securities to be issued. We generally place the securities representing the senior interests from these transactions with third-party investors. We may choose, however, to acquire temporarily a portion of these senior securities for later sale and often structure financial arrangements, including repackaging, that enhance the liquidity of these senior securities in order to attract third-party investors. These securities are recorded in other monetary claims purchased and recorded at fair value.

Our revenue on these transactions consists of fees, generally fixed, for arranging the transaction and for underwriting the sale of the financial instruments. We typically record those fees as having been received at the completion of all arrangements for the customer.

On these transactions, we act as an arranger, an underwriter, a servicer, a trustee or an administrator, or combination of some of these roles, for our corporate customers. As our customers usually retain the residual interests and the related risk of loss on them, we are not exposed to risks of incurring losses inherent in such residual interests.

RESIDUAL INTERESTS

As of March 31, 2008 and 2007, we held ¥59.1 billion and ¥66.3 billion, respectively, of debt securities and residual interests from securitization transactions. As of March 31, 2008 and 2007, ¥38.6 billion and ¥40.9 billion of such amounts, respectively, were attributable to securitization transactions of APLUS.

LOAN PARTICIPATIONS

We have sold or transferred participation interests in certain of our loans. Loan participation involves the original lender under the loans transferring economic interests in the loan to others, while the original lender retains title to the loan itself.

Under Japanese GAAP, where substantially all of the economic interest in and risks of the loans are transferred to the participants, the original lenders are not deemed to bear recourse obligations for the participating interests or to have any rights to repurchase such interests. As a result, the original lender may remove the loans from its balance sheet as if the loans were sold to the participants. Because substantially all of the economic interest and risks have been transferred to the participants, we believe that we are not taking any substantial economic risk on the portions of loans in which we have sold participating interests.

As of March 31, 2008 and 2007, the total principal amount of participation interests in loans transferred to third-parties was ¥61.1 billion and ¥63.1 billion, respectively.

OFF-BALANCE SHEET ARRANGEMENTS TO EXTEND CREDIT, ACCEPTANCES AND GUARANTEES

We have off-balance sheet commitments to extend credit to customers up to certain predetermined amounts at current market rates, in consideration of which we receive fee income that is recorded on an accrual basis for the period of the commitments. As of March 31, 2008 and 2007, we had ¥4,436.5 billion and ¥4,456.5 billion of these commitments, of which ¥4,064.7 billion and ¥4,118.3 billion had agreement terms of less than one year, respectively.

In addition, we provide acceptances and guarantees, which include lines and letters of credit and guarantees on customers' borrowings from other creditors. These acceptances and guarantees require us to satisfy our customers' obligations in the event they fail to do so, although we would have a claim for reimbursement against them. Under Japanese GAAP for banks, these commitments are deemed to be both contingent assets and liabilities, and are recorded as both assets and liabilities in the principal amount of the acceptances and guarantees. We record the fees we earn from providing acceptances and guarantees on an accrual basis over the period of the acceptance or guarantee. As of March 31, 2008 and 2007, we had ¥701.7 billion and ¥754.4 billion, respectively, of outstanding acceptances and guarantees.

APLUS extends credit in the form of guarantees. The most significant component of APLUS' guarantee business is providing guarantees on installment shopping credit provided by other lenders to customers of APLUS' partner merchants. APLUS also offers collection guarantees for foreign automobile dealers. Providing guarantees allows APLUS to limit its balance sheet exposure, while continuing to maintain its relations with its partner merchants. Off-balance sheet commitment and acceptances and guarantees increased as a result of our acquisition of APLUS and its inclusion in our consolidated balance sheet from September 30, 2004. As of March 31, 2008 and 2007, ¥693.7 billion and ¥738.7 billion of our outstanding acceptances or guarantees, respectively, were attributable to this guarantee business.

EXPOSURE TO U.S. RESIDENTIAL MORTGAGE, SECURITIZED PRODUCTS AND RELATED INVESTMENTS

EXPOSURE TO U.S. RESIDENTIAL MORTGAGE, SECURITIZED PRODUCTS AND RELATED INVESTMENTS

The slowdown in the U.S. economy, deterioration in global credit markets, liquidity worries surrounding financial institutions and the collapse of the structured products markets caused us to record significant mark-downs and credit provisions during fiscal year 2007.

Tables 35 through 39 below set forth certain information regarding our exposure to the U.S. residential mortgage market, securitized products and related investments as of September 30, 2007 and as of and for the fiscal year ended March 31, 2008. Table 40 provides definitions for the defined terms used in Tables 35 through 39.

TABLE 35. U.S RESIDENTIAL MORTGAGE EXPOSURE (SECURITIES AND LOANS) [CONSOLIDATED]

	Millions of dollars (1)				Billions of yen
	Balance Before Evaluation	Mark-Down During FY2007 or Credit Reserve as of Mar 31, 2008		Net Exposure Mar 31, 2008	Net Exposure Mar 31, 2008
	(a)	(b)	% Decline	(c) = (a) - (b)	(c) x ¥99.73
Mark-to-Market Exposure	242.6	157.1(2)	(64.8)	85.4	8.5
Securities(3)	167.0	81.6	(48.9)	85.4	8.5
AAA(4)	98.5	24.0	(24.4)	74.4	7.4
AA(4)	24.0	14.6	(60.9)	9.4	0.9
Other (A or lower)(4)	44.5	42.9	(96.4)	1.5	0.1
Equities and Warrants	75.5	75.5	(100.0)	0.0	0.0
Loans and Other Credit Exposure	342.6	122.1		195.4	19.4
Loans	234.3	119.8		114.4	11.4
Loans funded prior to 4QFY2007	112.3	112.3		—	—
New loans funded in 4QFY2007(6)	122.0	7.5		114.4	11.4
Securities whose fair value is not readily determinable(7)	83.3	2.3		80.9	8.0
Securities sold during FY2007(8)	25.0	—		—	—
Total	585.2	279.3		280.8	28.0

Notes: (1) Except for one security sold during FY2007 (please see Note 8), figures are balances as of March 31, 2008 (end of fiscal year 2007) before mark-to-market adjustments or credit reserves.
(2) Mark-downs of U.S. residential mortgage exposure during FY2007 totaled ¥15.6 billion ($157.1 million, using the March 31, 2008 exchange rate of ¥99.73/$1).
(3) Comprised of 2007-vintage securities except for one AAA rated security of 2006-vintage amounting to $21.3 million (¥2.1 billion).
Of the total ¥16.8 billion of securities exposure, subprime-related exposure is ¥0.7 billion, including the security discussed in Note 7, as of March 31, 2008. Please see the definition of "subprime-related" in table 40.
(4) Based on ratings as of March 31, 2008.
(5) Net provision for credit reserves and others for the U.S. residential mortgage market exposure during FY2007 totaled ¥13.4 billion ($122.1 million minus credit reserves as of March 31, 2007 plus $20.5 million of loss on the sale of a security, using an exchange rate of ¥99.73/$1).
(6) Includes undrawn portion of commitment lines.
(7) At inception, 82% of the fair value of original investment could be attributed to a U.S. Treasury Note-based security (rated AAA) in the underlying assets; the remainder was comprised of various other securities including U.S. RMBS. As of March 31, 2008, the U.S. Treasury Note-based security accounted for nearly 60% of the underlying asset value. Please see the definition of "subprime-related" in table 40.
(8) No remaining exposure at the end of FY2007 due to the sale of the security.
(9) Mark-downs and credit reserves for the U.S. residential mortgage market exposure during FY2007 totaled ¥29.1 billion (also see Notes 2 and 5).
(10) The security sold during FY2007 (please see Note 8) is excluded from the net exposure calculation.

TABLE 36. BALANCE OF SECURITIZED PRODUCTS (BREAKDOWN BY REGION AND TYPE OF SECURITIES)[1] (NON-CONSOLIDATED)

Billions of yen

	Credit Ratings of Securities[2] (Mar 31, 2008)				Mar 31, 2008 (a)	Sep 30, 2007 (b)	Change (a)-(b)
	AAA	AA	A or lower	N/A			
RMBS	26%	13%	2%	59%	76.2	98.7	(22.4)
Japan	12%	5%	3%	81%	45.6	55.4	(9.7)
U.S.[3]	46%	1%	1%	52%	15.9	23.5	(7.0)
Europe	0%	100%	0%	0%	7.3	9.4	(2.1)
Other[4]	100%	0%	0%	0%	7.2	10.2	(2.9)
CMBS[5]	0%	12%	87%	0%	30.3	35.2	(4.9)
Japan	0%	6%	94%	1%	17.6	18.5	(0.8)
U.S.	—	—	—	—	—	—	—
Europe	0%	0%	100%	0%	10.0	13.3	(3.3)
Other	0%	100%	0%	0%	2.6	3.4	(0.7)
CDO	54%	39%	6%	2%	149.5	183.8	(34.3)
Japan	—	—	—	—	—	—	—
U.S.[6]	50%	47%	0%	3%	87.6	116.8	(29.2)
Europe	57%	28%	15%	0%	59.1	63.6	(4.4)
Other	100%	0%	0%	0%	2.7	3.4	(0.6)
ABS CDO (Re-securitized Products)	0%	10%	20%	70%	8.9	10.0	(1.0)
Japan	0%	0%	23%	77%	8.0	8.1	(0.0)
U.S.[3]	0%	100%	0%	0%	0.8	1.8	(0.9)
Europe	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—
Total	38%	27%	15%	20%	265.1	327.9	(62.7)
Japan	8%	4%	27%	61%	71.4	82.1	(10.7)
U.S.	49%	41%	0%	10%	104.4	142.2	(37.9)
Europe	44%	31%	25%	0%	76.5	86.4	(9.9)
Other	79%	21%	0%	0%	12.7	17.0	(4.3)

	Mar 31, 2008 (a)	Sep 30, 2007 (b)	Change (a)-(b)
Securities	199.1	260.4	(61.2)
RMBS	30.6	52.3	(21.7)
CMBS	18.1	22.3	(4.2)
CDO	149.5	183.8	(34.3)
ABS CDO	0.8	1.8	(0.9)
Other monetary claims purchased	66.0	67.5	(1.4)
RMBS	45.6	46.4	(0.7)
CMBS	12.2	12.9	(0.6)
CDO	—	—	—
ABS CDO	8.0	8.1	(0.0)
Total	265.1	327.9	(62.7)

Notes: (1) The amount is the outstanding balance after mark-downs and other comprehensive income (OCI) adjustments, at the end of each period.
(2) Based on ratings as of March 31, 2008. The "N/A" rating for Japanese RMBS represents senior portions of other monetary claims purchased for the purpose of warehousing for future securitization. The "N/A" rating for U.S. RMBS is for a security where U.S. Treasury Note-based security represents 82% of the value and various other securities including U.S. RMBS represent the remaining 18%, at inception.
(3) Securities related to U.S. residential mortgage market. Of the ¥15.9 billion in U.S. RMBS outstanding as of March 31, 2008, subprime-related exposure is ¥2.9 billion. In addition, subprime-related exposure includes ABS CDO (one security) of ¥0.8 billion.
(4) Includes exposure guaranteed by a monoline insurer (¥1.4 billion as of March 31, 2008 and ¥2.0 billion as of September 30, 2007)
(5) Breakdown of collateral: office building (42%), multi family (44%), retail and shops (8%), hotel and others (6%)
(6) One security amounting to ¥2.2 billion is hedged using a credit default swap contract in the amount of approximately ¥2.0 billion, counterparty is a European investment bank (AA-rated)
(7) Backed by domestic RMBS and CMBS and does not include subprime-related exposure

EXPOSURE TO U.S. RESIDENTIAL MORTGAGE SECURITIZED PRODUCTS

TABLE 37. SECURITIZED PRODUCTS RECORDED UNDER "SECURITIES" AND "OTHER MONETARY CLAIMS PURCHASED" AND OCI [NON-CONSOLIDATED]

SECURITIES

Billions of yen, %

	As of March 31, 2008			
	Balance before Mark-to-Market Evaluation	Market Value or Balance	Unrealized Gains/Losses (OCI)	Price Decline Ratio (%)
Trading Securities	19.7	12.7		
RMBS (Japan)	—	—		
RMBS (U.S.)[1]	7.3	2.3		
RMBS (Other foreign countries)	5.6	5.4		
CDO (U.S.)	3.7	2.1		
CDO (Other foreign countries)	2.9	2.7		
Securities available-for-sale	202.8	178.0	(24.8)	(12.2)
Other	202.8	178.0	(24.8)	(12.2)
Foreign securities	202.8	178.0	(24.8)	(12.2)
Foreign currency denominated foreign corporate and government bonds	197.4	172.6	(24.8)	(12.6)
RMBS	15.2	14.4	(0.7)	(4.9)
U.S.[1]	5.2	5.2	0.0	—
Europe	8.1	7.3	(0.7)	(9.3)
Other foreign countries	1.8	1.8	0.0	(0.2)
CMBS	15.7	12.7	(3.0)	(19.5)
U.S.	—	—		—
Europe	12.7	10.0	(2.7)	(21.6)
Other foreign countries	2.9	2.6	(0.3)	(10.7)
CDO	165.5	144.5	(20.9)	(12.7)
U.S.	103.0	85.4	(17.6)	(17.1)
Europe	62.4	59.1	(3.3)	(5.3)
Other foreign countries	—	—	—	—
ABS CDO	0.8	0.8	0.0	—
U.S.[1]	0.8	0.8	0.0	—
Europe	—	—	—	—
Other foreign countries	—	—	—	—
Yen-denominated foreign corporate and Government bonds	5.4	5.4	0.0	—
RMBS (Japan)	—	—	—	—
CMBS (Japan)	5.4	5.4	0.0	(0.1)
ABS CDO (Japan)	—	—	—	—
Book value of securities whose fair value is not readily determinable	8.3	8.3	0.0	—
Foreign Securities	8.3	8.3	0.0	—
RMBS (U.S.)[1]	8.3	8.3	0.0	—
Securities	230.8	199.1		
RMBS	36.5	30.6		
CMBS	21.1	18.1		
CDO	172.2	149.5		
ABS CDO	0.8	0.8		

OTHER MONETARY CLAIMS PURCHASED

Billions of yen, %

	As of March 31, 2008			
	Balance before Mark-to-Market Evaluation	Market Value or Balance	Unrealized Gains/Losses (OCI)	Price Decline Ratio (%)
Trading Purposes	18.3	18.3		
RMBS (Japan)	13.5	13.7		
CMBS (Japan)	4.7	4.5		
Others	47.6	47.6	0.0	—
RMBS (Japan)	31.8	31.8	0.0	—
CMBS (Japan)	7.7	7.7	0.0	—
ABS CDO (Japan)	8.0	8.0	0.0	—
Total	65.9	66.0		
RMBS (Japan)	45.4	45.6		
CMBS (Japan)	12.4	12.2		
ABS CDO (Japan)	8.0	8.0		

	Balance before Mark-to-Market Evaluation	Market Value or Balance	Unrealized Gains/Losses (OCI)	Price Decline Ratio (%)
RMBS, CMBS, CDO, ABS CDO Total	296.8	265.1		
Securities	230.8	199.1		
Other monetary claims purchased	65.9	66.0		

Note (1) Securities with exposure to U.S. residential mortgage market

SHINSEI BANK, LIMITED Annual Report 2008

TABLE 38. LBO, MONOLINE, SIV, ABCP [NON-CONSOLIDATED]

Billions of yen

	Mar 31, 2008 (a)	Sep 30, 2007 (b)	Change (a)-(b)
LBO	277.1	309.7	(32.6)
Japan	258.6[1]	288.8	(30.2)
U.S.	3.6	4.4	(0.8)
Europe	—	—	—
Other	14.8	16.5	(1.7)
(Breakdown by Industry Sector as of March 31, 2008)			
Manufacturing	8.6%		
Information and communications	16.3%		
Wholesale and retail	10.8%		
Finance and insurance	26.0%		
Services	38.4%		
Others	0.0%		
Total	100.0%		

Notes: (1) The amount includes an unfunded commitment line.
(2) As of March 31, 2008, the unfunded commitment line (only domestic) is ¥23.0 billion.

Billions of yen

	Mar 31, 2008 (a)	Sep 30, 2007 (b)	Change (a)-(b)
Monoline	1.4	2.0	(0.6)
Japan	—	—	—
U.S.	—	—	—
Europe	—	—	—
Other	1.4	2.0	(0.6)
SIV	—	—	—
ABCP	—	—	—

TABLE 39. CREDIT DEFAULT SWAPS (CDS) [NON-CONSOLIDATED][1]

Billions of yen

	As of March 31, 2008							FY2007
	Nominal Amount		Fair Value		Netted Nominal Amount and Fair Value[2]			Realized profits (losses)
					Notional Value	Fair Value		
	Protection (buy)	Protection (sell)	Protection (buy)	Protection (sell)		Protection (buy)	Protection (sell)	
Total	1,337.3	1,454.9	53.0	(46.9)	1,160.1	39.8	(36.0)	5.1
Japan	1,252.6	1,325.6	46.8	(41.2)	107.1	35.9	(33.2)	6.1
U.S.	75.2	33.2	3.8	(4.2)	47.6	2.2	(1.5)	(1.5)
Europe	28.4	19.8	1.3	(0.4)	16.2	0.6	(0.3)	0.4
Other	30.9	26.2	1.0	(0.9)	25.2	1.0	(0.9)	0.0

Notes: (1) Represents transactions under trading book and differs from the figures of credit derivatives transactions in P144, which include the banking book as well as trading book.
(2) Transactions which are netted with buy and sell.

TABLE 40. DEFINED TERMS FOR TABLES 35-39

Names	Definitions
RMBS	Residential mortgage-backed securities and other related assets, including beneficial interests backed by mortgage loans. Recorded in "trading securities," "securities available-for-sale" and "other monetary claims."
CMBS	Commercial mortgage-backed securities. Recorded in "securities available-for-sale" and "other monetary claims." We have no U.S. CMBS exposure.
CDO	Collateralized loan obligations (CLO) mainly backed by LBO debt, corporate loans and high-yield securities. Recorded in "trading securities" and "securities available-for-sale."
ABS CDO (Re-securitized Products)	CDO backed by asset-backed securities (ABS) such as RMBS. Recorded in "securities available-for-sale" and "other monetary claims." We are holding one foreign currency-denominated ABS CDO backed by U.S. RMBS.
LBO	Loans for leveraged buyout for acquisition finance including refinancing of past acquisitions.
Subprime-Related	Subprime-related exposure is the total book value of securities whose underlying assets include U.S. subprime, Alt-A and/or second-lien loans, with the exception of one security whose underlying assets are comprised of a AAA-rated U.S. Treasury Note-based security and U.S. RMBS ("STRIPS-RMBS"). In the case of STRIPS-RMBS, which had a book value of $83.3 million (or ¥8.3 billion) as of March 31, 2008, the fair value of the U.S. Treasury Note-based security ($78.1 million as of March 31, 2008) is excluded from the calculation of subprime-related exposure (related footnotes can be found in Note 3 and Note 7 of Table 35 and Note 2 and Note 3 of Table 36). As of March 31, 2008, total subprime-related exposure stood at ¥3.7 billion.
Monoline	Monolines are insurance companies that insure against the risk of a bond or other security defaulting. As of March 31, 2008, the exposure guaranteed by monoline insurers is ¥1.4 billion in Asia.
SIV	A structured investment vehicle (SIV) is a fund which borrows money by issuing short-term securities at low interest rates, then lends that money by buying long-term securities (such as securitization products) at higher interest rates, making a profit for investors from the difference. We have no exposure to SIVs.
ABCP	An asset-backed commercial paper (ABCP) conduit is a limited-purpose entity that issues CP to finance the purchase of assets or to make loans. Some asset types include receivables generated from trade, credit card, auto loan, auto, and equipment leasing obligors, as well as collateralized loan obligations (CLOs) and collateralized bond obligations (CBOs). We have no exposure to ABCP.
CDS	Credit default swap is a type of derivative in which the buyer receives credit protection by making periodic payments to a counterparty and the seller provides credit protection by giving the promise of a payoff if a third-party defaults.

CONSOLIDATED BALANCE SHEETS

Shinsei Bank, Limited, and Consolidated Subsidiaries
As of March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	2008
ASSETS			
Cash and due from banks (Notes 4 and 23)	¥ 505,630	¥ 443,554	$ 5,069,995
Call loans	—	43,100	—
Receivables under resale agreements	2,014	—	20,200
Collateral related to securities borrowing transactions	18,753	11,050	188,046
Other monetary claims purchased (Notes 5 and 23)	468,880	366,505	4,701,498
Trading assets (Notes 6 and 36)	315,287	303,389	3,161,409
Monetary assets held in trust (Note 7)	371,572	502,332	3,725,785
Securities (Notes 8 and 23)	1,980,292	1,854,682	19,856,534
Loans and bills discounted (Notes 9, 23 and 34)	5,622,266	5,146,306	56,374,876
Foreign exchanges (Note 18)	17,852	15,047	179,011
Other assets (Notes 10, 23 and 36)	1,100,151	870,375	11,031,304
Premises and equipment (Notes 11, 23 and 31)	305,771	382,460	3,065,995
Intangible assets (Note 12)	233,174	244,155	2,338,054
Deferred issuance expenses for debentures	125	103	1,259
Deferred tax assets (Note 33)	28,238	42,474	283,146
Customers' liabilities for acceptances and guarantees (Note 22)	701,717	754,420	7,036,170
Reserve for credit losses (Note 13)	(145,966)	(147,275)	(1,463,620)
Total assets	¥ 11,525,762	¥ 10,837,683	$ 115,569,662
LIABILITIES AND EQUITY			
Liabilities:			
Deposits, including negotiable certificates of deposit (Notes 14 and 23)	¥ 5,806,634	¥ 5,420,930	$ 58,223,547
Debentures (Note 15)	662,434	703,298	6,642,279
Call money (Note 23)	632,117	692,792	6,338,284
Collateral related to securities lending transactions (Note 23)	148,421	8,333	1,488,232
Trading liabilities (Notes 16 and 36)	205,011	99,255	2,055,667
Borrowed money (Notes 17 and 23)	1,127,227	1,122,683	11,302,797
Foreign exchanges (Note 18)	39	118	395
Short-term corporate bonds	73,600	171,300	737,993
Corporate bonds (Note 19)	426,286	400,485	4,274,408
Other liabilities (Notes 20 and 36)	708,749	498,353	7,106,687
Accrued employees' bonuses	14,572	13,134	146,115
Accrued directors' bonuses	249	359	2,499
Reserve for employees' retirement benefits (Note 21)	4,660	3,521	46,731
Reserve for directors' retirement benefits	132		1,329
Reserve for losses on interest repayments	39,333	10,353	394,402
Reserve for losses on disposal of premises and equipment	5,025	—	50,392
Reserve under special law	4	3	43
Deferred tax liabilities (Note 33)	4,283	5,075	42,949
Acceptances and guarantees (Notes 22 and 23)	701,717	754,420	7,036,170
Total liabilities	10,560,501	9,904,430	105,890,919
Equity:			
Capital stock (Notes 25 and 26):			
Common stock	476,296	291,953	4,775,864
Preferred stock	—	159,443	—
Capital surplus	43,558	18,553	436,763
Stock acquisition rights (Note 26)	1,257	517	12,612
Retained earnings	302,535	245,499	3,033,545
Unrealized gain (loss) on available-for-sale securities	(35,073)	5,091	(351,684)
Deferred gain (loss) on derivatives under hedge accounting	(1,057)	(7,744)	(10,604)
Foreign currency translation adjustments	1,872	2,952	18,778
Treasury stock, at cost (Note 25)	(72,566)	(72,560)	(727,633)
Total	716,823	643,611	7,187,641
Minority interests in subsidiaries (Note 24)	248,437	289,642	2,491,102
Total equity	965,261	933,253	9,678,743
Total liabilities and equity	¥ 11,525,762	¥ 10,837,683	$ 115,569,662

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	2008
Interest income:			
Interest on loans and bills discounted	¥ 187,782	¥ 127,026	$ 1,882,907
Interest and dividends on securities	42,768	32,309	428,844
Interest on deposits with banks	5,359	4,284	53,738
Other interest income	6,261	9,198	62,780
Total interest income	242,171	172,818	2,428,269
Interest expenses:			
Interest on deposits, including negotiable certificates of deposit	47,925	34,341	480,557
Interest and discounts on debentures	3,398	3,006	34,074
Interest on other borrowings	30,176	16,964	302,579
Interest on corporate bonds	15,278	10,409	153,194
Other interest expenses	7,617	12,600	76,382
Total interest expenses	104,395	77,322	1,046,786
Net interest income	137,775	95,496	1,381,483
Fees and commissions income	65,977	70,858	661,562
Fees and commissions expenses	25,141	24,409	252,098
Net fees and commissions	40,835	46,449	409,464
Net trading income (Note 27)	9,090	17,809	91,152
Other business income (loss), net:			
Income on leased assets and installment receivables, net	52,157	51,123	522,985
Income on monetary assets held in trust, net	20,967	14,725	210,245
Net gain on foreign exchanges	2,701	10,423	27,093
Net gain (loss) on securities	(10,427)	15,144	(104,561)
Net gain on other monetary claims purchased	15,408	19,978	154,499
Other, net (Note 28)	(5,816)	(14,772)	(58,327)
Net other business income	74,990	96,622	751,934
Total revenue	262,692	256,373	2,634,033
General and administrative expenses:			
Personnel expenses	64,526	62,701	647,011
Premises expenses	18,677	17,359	187,285
Technology and data processing expenses	21,803	20,116	218,626
Advertising expenses	9,958	10,971	99,856
Consumption and property taxes	8,455	7,386	84,785
Deposit insurance premium	3,431	2,835	34,409
Other general and administrative expenses	31,907	28,862	319,937
General and administrative expenses	158,761	150,233	1,591,909
Amortization of goodwill and other intangible assets	12,534	20,300	125,688
Total general and administrative expenses	171,295	171,034	1,717,597
Net business profit	91,396	85,343	916,436
Net credit costs (Note 29)	73,591	51,934	737,904
Other gains (losses), net (Note 30)	74,750	(99,117)	749,533
Income (loss) before income taxes and minority interests	92,556	(65,703)	928,065
Income taxes (benefit) (Note 33):			
Current	4,902	3,249	49,154
Deferred	9,500	(24,615)	95,261
Minority interests in net income of subsidiaries	18,044	16,643	180,938
Net income (loss)	¥ 60,108	¥ (60,984)	$ 602,712
	Yen		U.S. dollars (Note 1)
Basic net income (loss) per common share (Note 37)	¥ 38.98	¥ (45.92)	$ 0.39
Diluted net income per common share (Note 37)	32.44		0.32
Cash dividends applicable to the year:			
Common share (Note 38)	2.94	2.66	0.03
Class-A preferred share (Note 38)	6.50	13.00	0.07
Class-B preferred share (Note 38)	—	4.84	—

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	2008
Common stock:			
Balance at beginning of year	¥ 291,853	¥ 180,853	$ 2,926,439
Issuance of new shares of common stock	25,000	—	250,677
Conversion from preferred stock	159,443	111,000	1,598,748
Balance at end of year	476,296	291,853	4,775,864
Preferred stock:			
Balance at beginning of year	159,443	270,443	1,598,748
Conversion into common stock	(159,443)	(111,000)	(1,598,748)
Balance at end of year	—	159,443	—
Capital surplus:			
Balance at beginning of year	18,558	18,558	186,086
Issuance of new shares of common stock	25,000	—	250,677
Balance at end of year	43,558	18,558	436,763
Stock acquisition rights:			
Balance at beginning of year	517		5,188
Net change during the year	740	517	7,424
Balance at end of year	1,257	517	12,612
Retained earnings:			
Balance at beginning of year	245,499	379,502	2,461,642
Dividends paid	(3,072)	(7,443)	(30,803)
Net income (loss)	60,108	(60,984)	602,712
Disposal of treasury stock	—	(15)	—
Retirement of treasury stock	—	(63,963)	—
Other changes by exclusion of affiliates	—	(1,595)	—
Changes by inclusion of subsidiaries (former non-consolidated subsidiaries)	(0)	—	(6)
Balance at end of year	302,535	245,499	3,033,545
Unrealized gain (loss) on available-for-sale securities:			
Balance at beginning of year	5,091	2,208	51,055
Net change during the year	(40,165)	2,882	(402,739)
Balance at end of year	(35,073)	5,091	(351,684)
Deferred gain (loss) on derivatives under hedge accounting:			
Balance at beginning of year	(7,744)		(77,653)
Net change during the year	6,686	(7,744)	67,049
Balance at end of year	(1,057)	(7,744)	(10,604)
Foreign currency translation adjustments:			
Balance at beginning of year	2,952	3,781	29,606
Net change during the year	(1,079)	(829)	(10,828)
Balance at end of year	1,872	2,952	18,778
Treasury stock, at cost:			
Balance at beginning of year	(72,560)	(12)	(727,571)
Purchase of treasury stock	(1)	(136,672)	(20)
Disposal of treasury stock	—	160	—
Retirement of treasury stock	—	63,963	—
Changes by inclusion of subsidiaries	(4)	—	(42)
Balance at end of year	(72,566)	(72,560)	(727,633)
Minority interests in subsidiaries:			
Balance at beginning of year	289,642		2,904,264
Net change during the year	(41,204)	289,642	(413,162)
Balance at end of year	248,437	289,642	2,491,102
Total equity	¥ 965,261	¥ 933,253	$ 9,678,743

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	2008
Cash flows from operating activities:			
Income (loss) before income taxes and minority interests	¥ 92,556	¥ (65,708)	$ 928,065
Adjustments for:			
Income taxes paid	(995)	(5,634)	(9,985)
Depreciation	138,530	143,567	1,389,053
Amortization of goodwill and other intangible assets	12,534	20,800	125,688
Impairment losses on goodwill, other intangible assets and other	919	95,691	9,223
Net change in reserve for credit losses	(688)	2,406	(6,904)
Net change in other reserves	(1,685)	9,801	(16,902)
Interest income	(242,171)	(172,918)	(2,428,270)
Interest expenses	104,395	77,322	1,046,786
Investment (gains) losses	3,919	(28,583)	39,296
Net exchange (gain) loss	25,522	3,811	255,916
Net change in trading assets	(11,897)	(109,808)	(119,300)
Net change in trading liabilities	105,764	(50,735)	1,060,510
Net change in loans and bills discounted	(385,175)	(1,058,653)	(3,862,178)
Net change in deposits, including negotiable certificates of deposit	389,111	1,349,171	3,901,649
Net change in debentures	(40,863)	(315,610)	(409,743)
Net change in borrowed money (other than subordinated debt)	(36,765)	(47,062)	(368,655)
Net change in corporate bonds (other than subordinated corporate bonds)	22,595	7,141	226,570
Net change in interest-bearing deposits with banks	80,196	(28,630)	804,133
Net change in call loans, receivables under resale agreements, collateral related to securities borrowing transactions and other monetary claims purchased	(61,820)	(59,502)	(619,881)
Net change in call money, collateral related to securities lending transactions, commercial paper and short-term corporate bonds (liabilities)	(26,287)	709,226	(263,588)
Net change in foreign exchange assets	(2,805)	(2,907)	(28,128)
Net change in foreign exchange liabilities	(79)	79	(797)
Interest received	246,447	166,959	2,471,150
Interest paid	(120,275)	(78,506)	(1,206,013)
Net change in securities for trading purposes	53,470	46,072	536,153
Net change in monetary assets held in trust for trading purposes	90,344	(61,663)	905,895
Net change in leased assets	(88,665)	(121,645)	(889,057)
Other, net	(28,991)	(7,677)	(290,701)
Total adjustments	224,583	482,555	2,251,920
Net cash provided by (used in) operating activities	317,139	416,847	3,179,935
Cash flows from investing activities:			
Purchase of investments	(2,793,634)	(2,555,729)	(28,011,980)
Proceeds from sales of investments	597,333	260,930	5,989,503
Proceeds from maturity of investments	1,902,928	1,911,506	19,080,803
Purchase of premises and equipment (other than leased assets)	(6,498)	(3,734)	(65,160)
Proceeds from sales of premises and equipment (other than leased assets)	119,795	6,616	1,201,200
Proceeds from acquisition of new subsidiaries	4,509	—	45,218
Proceeds from sale of subsidiary's stocks	24,999	3,077	250,670
Payment for acquisition of business	(31,302)	—	(313,875)
Other, net	(9,335)	(17,832)	(93,610)
Net cash provided by (used in) investing activities	(191,205)	(395,165)	(1,917,231)
Cash flows from financing activities:			
Proceeds from subordinated debt	—	62,000	—
Repayment of subordinated debt	—	(98,000)	—
Proceeds from issuance of subordinated corporate bonds	—	92,161	—
Payment for redemption of subordinated corporate bonds	(3,308)	(10,945)	(33,178)
Proceeds from minority shareholders of subsidiaries	1,223	20,253	12,265
Payment for capital returned to minority shareholders of subsidiaries	(18,622)	(1,227)	(186,729)
Proceeds from issuance of stock	49,777	—	499,124
Dividends paid	(3,072)	(7,443)	(30,803)
Dividends paid to minority shareholders of subsidiaries	(17,407)	(11,175)	(174,542)
Purchase of treasury stock	(1)	(136,672)	(19)
Proceeds from sale of treasury stock	—	145	—
Net cash provided by (used in) financing activities	8,588	(90,903)	86,118
Foreign currency translation adjustments on cash and cash equivalents	(89)	1	(895)
Net change in cash and cash equivalents	134,433	(69,220)	1,347,977
Cash and cash equivalents at beginning of year	271,493	340,713	2,722,283
Cash and cash equivalents at end of year (Note 4)	¥ 405,926	¥ 271,493	$ 4,070,260

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.
Note: Investments consist of securities and monetary assets held in trust for other than trading purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2008 and 2007

1. BASIS OF PRESENTATION

CONSOLIDATED

The accompanying consolidated financial statements of Shinsei Bank, Limited (the "Bank") and its consolidated subsidiaries (collectively, the "Group"), stated in Japanese yen, have been prepared on the basis of generally accepted accounting principles in Japan ("Japanese GAAP") and in conformity with the Banking Law of Japan (the "Banking Law"), and compiled from the consolidated financial statements prepared under the provisions set forth in the Accounting Standards for Consolidated Financial Statements (the Business Accounting Council, June 24, 1975) and the standards of the Financial Instruments and Exchange Law of Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the accompanying notes include information that is not required under Japanese GAAP, but is presented herein for the convenience of readers.

The preparation of consolidated financial statements in conformity with Japanese GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As permitted by the Financial Instruments and Exchange Law of Japan, yen amounts, except for per share amounts, are presented in millions of yen and are rounded down to the nearest million. As a result, the totals do not necessarily agree with the sum of the individual amounts.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Bank is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥99.73 to U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2008. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

The Bank was placed under temporary nationalization by the Prime Minister of Japan on October 23, 1998, under Section 1 of Article 36 of the Financial Revitalization Law of Japan, and continued its operations in accordance with Articles 47 and 48 of the same law. The Bank's temporary nationalization status was terminated on March 1, 2000, when all common shares of the Bank held by the Deposit Insurance Corporation of Japan (the "DIC") were transferred to New LTCB Partners C.V. in accordance with the Share Purchase Agreement, dated February 9, 2000 (the "Share Purchase Agreement").

In the fiscal year ended March 31, 2004, the Bank completed an initial public offering (IPO) of its shares and became listed on the First Section of the Tokyo Stock Exchange on February 19, 2004. The Bank's then controlling shareholder, New LTCB Partners C.V., offered the shares sold in the IPO. Following the IPO, the Bank also completed a secondary share offering on February 17, 2005. Prior to the secondary offering, the Bank's controlling shareholder, New LTCB Partners C.V., distributed most of its shareholdings to its investors. The investors, in turn, sold an aggregate of 36.9% of the Bank's outstanding common shares in the secondary offering.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATED

(A) PRINCIPLES OF CONSOLIDATION

The Group applies its consolidation scope using the control and influence concept. Under the control and influence concept, those companies in which the Bank, directly or indirectly, is able to exercise control over operations are fully consolidated and those companies in which the Bank, directly or indirectly, is able to exercise significant influence over operations are accounted for by the equity method.

The number of consolidated subsidiaries and affiliates as of March 31, 2008 and 2007 was as follows

	2008	2007
Consolidated subsidiaries	104	95
Unconsolidated subsidiaries	100	90
Affiliates accounted for by the equity method	30	27

Unconsolidated subsidiaries are mainly operating companies that undertake leasing business based on the *Tokumei Kumiai* system (silent partnerships). *Tokumei Kumiai's* assets, liabilities, profit and loss virtually belong to each silent partner, and the Group does not have any material transactions with these subsidiaries. Therefore, these subsidiaries are excluded from consolidation in order to avoid any material misunderstanding by the Bank's stakeholders.

Other unconsolidated subsidiaries are excluded from consolidation because they are not material to the financial condition or results of operations of the Group.

Major consolidated subsidiaries as of March 31, 2008 were as listed below

Name	Location	Percentage ownership
APLUS Co., Ltd.	Japan	74.0%
Showa Leasing Co., Ltd.	Japan	96.4%
Shinki Co., Ltd.	Japan	67.7%
Shinsei Trust & Banking Co., Ltd.	Japan	100.0%
Shinsei Securities Co., Ltd.	Japan	100.0%

All significant inter-company transactions, related account balances and unrealized gains and losses have been eliminated in consolidation. As of March 31, 2008, the fiscal year ending dates are March 31 for 66 subsidiaries and December 31 for 38 subsidiaries. Those consolidated subsidiaries whose fiscal years end at dates other than March 31 are consolidated using their fiscal year-end financial statements with appropriate adjustments made for significant transactions during the period from the ending dates of their fiscal years to the date of the Group's consolidated financial statements, except that 5 subsidiaries whose fiscal years end at December 31 are consolidated using their March 31 financial statements.

Major affiliates accounted for by the equity method as of March 31, 2008 were as listed below

Name	Location	Percentage ownership
Hillcot Holdings Limited	Bermuda	33.7%
Jih Sun Financial Holding Company Limited	Taiwan	32.9%

(B) GOODWILL AND OTHER INTANGIBLE ASSETS

The Bank recognized certain identifiable intangible assets in connection with the acquisition of APLUS Co., Ltd. ("APLUS"), Showa Leasing Co., Ltd. ("Showa Leasing"), and Shinki Co., Ltd. ("Shinki"), because they arose from contractual or other legal rights, or were separable. The identified intangible assets with amortization method and period are as listed below

APLUS CO., LTD.

Identified intangible assets	Amortization method	Amortization period
Trade name and trade marks	Straight-line	10 years
Customer relationship	Sum-of-the-years digits	10 years
Merchant relationship	Sum-of-the-years digits	20 years

SHOWA LEASING CO., LTD.

Identified intangible assets	Amortization method	Amortization period
Trade name	Straight-line	10 years
Customer relationship	Sum-of-the-years digits	20 years
Maintenance component contracts	Straight-line	Subject to the remaining contract years
Sublease contracts	Straight-line	Subject to the remaining contract years

SHINKI CO., LTD.

Identified intangible assets	Amortization method	Amortization period
Trade name	Straight-line	10 years
Customer relationship	Sum-of-the-years digits	10 years

The excess of the purchase price over the fair value of the net assets acquired, including identified intangible assets, was recorded as goodwill and is amortized on a straight-line basis over 20 years. The amortization period is the maximum period allowed under Japanese GAAP and was determined based upon the Bank's business strategy. The unamortized balances of identified intangible assets and goodwill are subject to impairment testing.

When the purchase price is lower than the fair value of the net assets acquired, including identified intangible assets, the difference is recorded as negative goodwill and amortized on a straight-line basis over 20 years, which is the maximum period allowed under Japanese GAAP.

(C) IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS

The Bank conducts impairment testing for goodwill and other intangible assets semi-annually as a result of certain triggering events such as

- An expectation of an operating loss or negative cash flow for two consecutive years
- Impairment of underlying investment securities is recognized
- A significant adverse change in the environment surrounding the business operations of the subsidiary, such as a change in law which significantly impacts the business in a negative way, the suspension of business due to sanction or adverse changes in the interest rate laws

As the first step of the impairment test, we estimate the undiscounted future cash flow value of the business as a g oup-ing unit. If the value of the non-discounted future cash flows is less than the book value of the net assets, including goodwill and other intangible assets, of the business, it is determined that impairment exists and the next step of the impairment test

is performed to measure the amount of impairment loss, if any.

The next step of the impairment test compares the "value in use," which is calculated as the discounted value of future cash flows of the business, and the net asset book value which includes unamortized balances of goodwill and other intangible assets. Impairment loss for the total of goodwill and other intangible assets (A) is recognized as an amount by which the net asset book value exceeds the "value in use." The fair value of other intangible assets (and any other assets) will be determined in the same manner used to apply purchase accounting at the time of the initial acquisition, and the impairment loss of other intangible assets (B) is determined as the difference between the fair value and book value. Finally, the impairment loss of goodwill is calculated as the residual calculated as (A) less (B) above.

(D) TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS AND TRANSACTIONS

(i) The financial statements of consolidated foreign subsidiaries are translated into Japanese yen at exchange rates as of their respective balance sheet dates, except for equity, which is translated at historical exchange rates. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of equity in the accompanying consolidated balance sheets.

(ii) Foreign currency accounts held by consolidated foreign subsidiaries are translated into the currency of the subsidiary at the respective period-end exchange rates.

(iii) Foreign currency-denominated assets and liabilities and the accounts of overseas branches of the Bank and consolidated domestic subsidiaries are translated into Japanese yen at the exchange rates prevailing at the balance sheet date, except for investments in unconsolidated subsidiaries and affiliates which are translated at the relevant historical exchange rates.

(E) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and non-interest-bearing deposits.

(F) OTHER MONETARY CLAIMS PURCHASED

The components of other monetary claims purchased are principally loans held for trading purposes. Other monetary claims purchased held for trading purposes are recorded at fair value and unrealized gains and losses are recorded in other business income, net.

(G) VALUATION OF TRADING ACCOUNT ACTIVITIES

Trading account positions entered into to generate gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices, or from price differences among markets, are included in trading assets and trading liabilities on a trade date basis.

Trading securities and monetary claims purchased for trading purposes are stated at market value and derivative financial instruments related to trading positions are stated at fair value based on estimated amounts that would be settled in cash if such positions were terminated at the end of the fiscal year, which reflects liquidation and credit risks.

Trading revenue and trading expenses include interest received and paid during the fiscal year and unrealized gains and losses resulting from the change in the value of securities, monetary claims purchased, and derivatives between the balance sheet dates.

(H) MONETARY ASSETS HELD IN TRUST

The components of trust assets are accounted for based on the standard appropriate for each asset type. Instruments held in trust for trading purposes are recorded at fair value and unrealized gains and losses are recorded in other business income, net. Instruments held in trust classified as available-for-sale are recorded at fair value with the corresponding unrealized gains and losses recorded directly in a separate component of equity.

Instruments held in trust classified as available-for-sale for which fair value is not readily determinable are carried at cost.

(I) SECURITIES

Securities other than investments in unconsolidated subsidiaries and affiliates are classified into three categories, based principally on the Group's intent, as follows:

Trading securities are securities held in anticipation of gains arising from short-term changes in market value and/or held for resale to customers. Trading securities are carried at fair value with corresponding unrealized gains and losses recorded in income.

Securities being held to maturity are debt securities for which the Group has both the positive intent and ability to hold until maturity. Securities being held to maturity are carried at amortized cost determined by the moving average method.

Securities available-for-sale are securities other than trading securities and securities being held to maturity. Securities available-for-sale are carried at fair value with the corresponding unrealized gains and losses recorded directly in a separate component of equity. The cost of these securities upon sale is

determined by the moving average method. Securities available-for-sale for which fair value is not readily determinable are carried at moving average cost or amortized cost determined by the moving average method.

In addition, investments in unconsolidated subsidiaries that are not accounted for by the equity method are carried at cost determined by the moving average method.

Individual securities are written down when a decline in fair value below the cost of such securities is deemed to be other than temporary.

(J) PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation.

Depreciation of the Group's buildings and the Bank's computer equipment (including ATMs) other than personal computers is computed principally using the straight-line method, and depreciation of other equipment is computed principally using the declining-balance method. Principal estimated useful lives of buildings and equipment as of March 31, 2008 were as follows:

Buildings .... 3 years to 50 years
Equipment .... 2 years to 15 years

(K) SOFTWARE

Capitalized software for internal use is depreciated using the straight-line method based on the Group's estimated useful lives (mainly 5 or 8 years).

(L) IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. An impairment loss is recognized if the carrying amount of assets exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the assets. The impairment loss is measured as the amount by which the carrying amount of an asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition. For the fiscal year ended March 31, 2008, mainly due to the decision to close some of the Bank's BankSpots and ATM sites, an impairment loss was recognized as other loss for the group of assets to be disposed by their total carrying amounts of ¥919 million (U.S.$9,223 thousand), assuming their recoverable amount is zero. No significant impairment loss was recognized for the fiscal year ended March 31, 2007.

(M) DEFERRED CHARGES

Stock issuance costs of the Bank are charged to income as incurred.

Deferred issuance expenses for debentures and the Bank's corporate bonds issued after April 1, 2006 are amortized using the straight-line method over the term of the debentures and corporate bonds.

Deferred issuance expenses for debentures and the Bank's corporate bonds issued before March 31, 2006 are amortized using the straight-line method over the shorter of the terms of the debentures and corporate bonds or the maximum three-year period stipulated in the former Japanese Commercial Code and its regulations.

Consolidated subsidiaries' deferred issuance expenses for corporate bonds are amortized using the straight-line method over the terms of the corporate bonds.

Formation costs and stock issuance costs of consolidated subsidiaries are charged to income as incurred.

(N) RESERVE FOR CREDIT LOSSES

The reserve for loan losses of the Bank and the consolidated domestic trust and banking subsidiary has been established as described below based on the Bank's internal rules for establishing the reserve.

For claims to obligors who are legally bankrupt (due to bankruptcy, special liquidation, etc.) or virtually bankrupt, a specific reserve is provided based on the amount of claims, after the charge-off stated below, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to obligors who are possibly bankrupt, a specific reserve is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

The Bank applies the discounted cash flow method (the "DCF method") in calculating the loan loss reserve amounts for most of the claims against obligors categorized as possibly bankrupt or substandard under the self-assessment guidelines. Under the DCF method, the loan loss reserve is determined as the difference between (a) relevant estimated cash flows discounted by the original contractual interest rate and (b) the book value of the claim. In cases where it is difficult to reasonably estimate future cash flows, the Bank sets aside, as reserves, the product of the estimated loss ratios on the claims and either (A) the balance of the claims, in the case of claims against substandard obligors, or (B) the unsecured, unguaranteed portion of the claims, in the case of claims against possibly bankrupt obligors

For other claims, the Bank provides a general reserve based on historical loan loss experience.

The historical loan loss ratio had previously been calculated by taking the greater result from the following two calculation methods: (1) the average of three consecutive calculation periods defined to be the previous one year as from each fiscal year-end, or (2) the average of three consecutive calculation periods defined to be the previous three years as from each fiscal year-end. However, the recent actual loan loss ratio has rapidly declined, resulting in a less reliable basis for loan loss calculation. Starting from the fiscal year ended March 31, 2007, the calculation methodology has been changed to taking the greater result of the following two methods: (A) the existing methodology mentioned above, or (B) the average of all calculation periods since 1998, the period for which records for loan losses have been maintained. As a result, the reserve for credit losses as of March 31, 2007 and the loss before income taxes and minority interests for the fiscal year ended March 31, 2007 were each ¥23,205 million higher than would have been the case using the previous calculation method.

For specific foreign claims, there is a reserve for loans to restructuring countries which has been provided based on losses estimated by considering the political and economic conditions in those countries.

All claims are assessed by business divisions and branches based on the predetermined internal rules for the self-assessment of asset quality. The Credit Assessment Division, which is independent from business divisions and branches, conducts verifications of these assessments, and additional reserves may be provided based on the verification results.

The reserve for other credit losses primarily consists of reserves on amounts, included in accounts receivable, that the Bank believes the DIC is obligated to reimburse to it in accordance with certain indemnification clauses in the Share Purchase Agreement but which the DIC has not yet accepted, as well as certain litigation claims and a reserve taken on the Bank's contribution to an industry-wide fund set up to purchase and collect loans.

The consolidated subsidiaries other than the domestic trust and banking subsidiary calculate the general reserve for "normal" and "caution, including substandard" categories based on the specific actual historical loss ratio, and the specific reserve for the "possibly bankrupt," "virtually bankrupt" and "legally bankrupt" categories based on estimated losses, considering the recoverable value.

For collateralized or guaranteed claims of the Bank and certain consolidated subsidiaries to obligors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been charged off and totaled ¥96,378 million (U.S.$966,395 thousand) and ¥39,758 million as of March 31, 2008 and 2007, respectively.

(O) ACCRUED BONUSES FOR EMPLOYEES AND DIRECTORS

Accrued bonuses for employees and directors are provided in the amount of the estimated bonuses which are attributable to each fiscal year.

(P) RESERVE FOR EMPLOYEES' RETIREMENT BENEFITS

The Bank, APLUS, Showa Leasing and Shinki each have a noncontributory defined benefit pension plan and certain of the consolidated domestic subsidiaries have unfunded severance indemnity plans, which cover substantially all of the Group's employees. The reserve for employees' retirement benefits is provided for the payment of employees' retirement benefits based on the estimated amounts of the actuarial retirement benefit obligation net of the estimated value of pension assets. Net actuarial gains and losses and prior service costs are amortized using the straight-line method over the average remaining service period mainly from the fiscal year of occurrence.

Effective April 1, 2000, the Bank adopted a new accounting standard for employees' retirement benefits and accounts for the liabilities for retirement benefits based on the projected benefit obligations net of plan assets at the balance sheet date. The transitional unrecognized net retirement benefit obligation for the Bank of ¥9,081 million is being amortized using the straight-line method over 15 years.

(Q) RESERVE FOR DIRECTORS' RETIREMENT BENEFITS

Prior to April 1, 2007, retirement benefits to directors were expensed when paid.

Effective April 1, 2007, retirement benefits to directors are provided at the amount that would be required if all directors retired at the balance sheet date in accordance with a Report of the Auditing and Assurance Practice Committee, "An Auditing Treatment for Retirement Benefits to Directors," which was published by the Japanese Institute of Certified Public Accountants on April 13, 2007 and is effective for fiscal years beginning on or after April 1, 2007. The effect of this change was to increase general and administrative expenses by ¥132 million ($1,329 thousand) and to decrease income before income taxes and minority interests by the same amount for the year ended March 31, 2008.

(R) RESERVE FOR LOSSES ON INTEREST REPAYMENTS

On October 13, 2006, the Japanese Institute of Certified Public Accountants (the "JICPA") issued "Audit Guidelines on Consumer Finance Companies' Provisions for Possible Losses on Reimbursements of Excess Interest Payments" (the "Audit Guidelines"). These guidelines stipulate that consumer and commercial finance companies must make certain provisions for possible losses on reimbursements of excess interest payments and loan losses related to consumer finance loans extended at interest rates in excess of the maximum interest rate prescribed in the Interest Rate Restriction Law. The amount of such reserve is calculated using the average period to maturity of the affected loans, an estimate of the percentage of such loan transactions that will be subject to a future reimbursement request based on past experience and an estimate of the average amount to be reimbursed based on past experience. The cumulative effect of the adoption of the Audit Guidelines, ¥909 million, was recorded in other gains (losses), net, for the fiscal year ended March 31, 2007.

(S) RESERVE FOR LOSSES ON DISPOSAL OF PREMISES AND EQUIPMENT

A reserve for losses on disposal of premises and equipments is established based on reasonable estimates mainly for the restoration cost associated with the planned relocation of the headquarters of the Bank and some of the consolidated subsidiaries and the planned closure of some of the BankSpots and ATM sites for retail banking.

(T) RESERVE UNDER SPECIAL LAW

The reserve under special law is provided for contingent liabilities from brokering of securities transactions in accordance with Section 1 of Article 46-5 of the Financial Instruments and Exchange Law of Japan as of March 31, 2008 and with Article 51 of the former Securities and Exchange Law of Japan as of March 31, 2007.

(U) PRESENTATION OF EQUITY

On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented outside of shareholders' equity are now presented as components of equity. Such items include stock acquisition rights, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard was effective for fiscal years ended on or after May 1, 2006. Reclassification of prior years was not permitted.

(V) STOCK OPTIONS

On December 27, 2005, the ASBJ issued ASBJ Statement No. 8, "Accounting Standard for Stock Options" and related guidance. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006. This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions.

The Bank applied this accounting standard for stock options to those granted on and after May 1, 2006.

(W) LEASE TRANSACTIONS

Under Japanese accounting standards for leases, finance leases where the ownership of the property is deemed to transfer to the lessee are capitalized, while other finance leases can be accounted for as operating leases if certain "as if capitalized" information is disclosed in the notes to the consolidated financial statements. All leases entered into by the Bank and its consolidated domestic subsidiaries as lessee have been accounted for as operating leases.

Lease and rental income is recognized at the due date of each lease payment according to the lease contracts. Leased assets held by consolidated domestic subsidiaries as lessor are depreciated using the straight-line method over the leasing periods.

(X) INSTALLMENT SALES FINANCE AND CREDIT GUARANTEES

Fees from installment sales finance have principally been prorated over the respective number of installments, and the prorated amounts have been recognized as income either when they become due (the "sum-of-the-months digits method"), or by using the credit-balance method depending on the contract terms.

Fees from credit guarantees have been recognized either by the sum-of-the-months digits method, the straight-line method or the credit-balance method depending on the contract terms.

(Y) REVENUE RECOGNITION FOR INTEREST ON CONSUMER LENDING BUSINESS

In a consolidated subsidiary specialized in consumer lending business, accrued interest income at the balance sheet date is accrued at the lower of the amount determined using a rate permissible under the Interest Rate Restriction Law of Japan or the amount determined using rates on contracts with customers

(Z) INCOME TAXES

Deferred income taxes relating to temporary differences between financial reporting and tax bases of assets and liabilities and tax loss carryforwards have been recognized The asset and liability approach is used to recognize deferred income taxes

The Bank files its corporate income tax return under the consolidated corporation tax system, which allows companies to base tax payments on the combined profits and losses of the Bank and its wholly-owned domestic subsidiaries

A valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized

(AA) DERIVATIVES AND HEDGE ACCOUNTING

Derivatives are stated at fair value. Derivative transactions that meet the hedge accounting criteria are primarily accounted for using a deferral method whereby unrealized gains and losses are deferred until the gains and losses on the hedged items are realized

(i) Hedge of interest rate risks

Derivative transactions that meet the hedge accounting criteria for mitigating interest rate risks of the Bank's financial assets and liabilities are accounted for using the deferral method Prior to April 1, 2003, the Bank principally applied a "macro hedge" approach for interest rate derivatives used to manage interest rate risks, and its ALM activities based on the transitional treatment prescribed in Industry Audit Committee Report No. 24 issued by the JICPA. Effective April 1, 2003, the Bank adopted portfolio hedging to determine the effectiveness of its hedging instruments in accordance with Report No 24 Under portfolio hedging, a portfolio of hedged items with common maturities such as deposits or loans is designated and matched with a group of hedging instruments such as interest rate swaps, which offset the effect of fair value fluctuations of the hedged items by identified maturities The effectiveness of the portfolio hedging is assessed by each group

Deferred hedge losses and deferred hedge gains previously recorded on the consolidated balance sheets as a result of macro hedge accounting before implementation of portfolio hedging are being amortized as interest expense or income over the remaining lives of the hedging instruments. The unamortized balances of deferred hedge losses attributable to macro hedge accounting, before deduction of tax benefit, as of March 31, 2008 and 2007 were ¥11 million (U.S $116 thousand) and ¥21 million, respectively

The interest rate swaps of certain consolidated subsidiaries which qualify for hedge accounting and meet specific matching criteria are not remeasured at fair value, but the net payments or receipts under the swap agreements are recognized and included in interest expenses or income.

(ii) Hedge of foreign exchange fluctuation risks

Fund swap and certain currency swap transactions are accounted for using either deferral hedge accounting or fair value hedge accounting in accordance with Industry Audit Committee Report No 25 of the JICPA

Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange contracts bought or sold and forward foreign exchange contracts bought or sold. Such transactions are contracted for the purpose of lending or borrowing in a different currency and converting the corresponding principal equivalents and foreign currency equivalents to pay and receive, whose amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange contracts bought or sold.

Under deferral hedge accounting, hedged items are identified by grouping the foreign currency-denominated financial assets and liabilities by currencies and designating derivative transactions such as currency swap transactions and forward exchange contracts as hedging instruments. Hedge effectiveness is reviewed by comparing the total foreign currency position of the hedged items and hedging instruments by currency

The Bank also applies deferral hedge accounting and fair value hedge accounting to translation gains or losses from foreign currency assets of net investments in foreign affiliates and securities available-for-sale (other than bonds denominated in foreign currencies) when such foreign currency exposures recorded as assets are hedged with offsetting foreign currency liabilities and the liabilities exceed the acquisition cost of such foreign currency assets

(iii) Inter-company and intra-company derivative transactions

Gains and losses on inter-company and intra-company derivative hedging transactions between the trading book and the banking book are not eliminated since offsetting transactions with third parties are appropriately entered into in conformity with the non-arbitrary and strict hedging policy in accordance with Industry Audit Committee Reports No 24 and No 25 As a result, in the banking book, realized gains and losses on such inter-company and intra-company transactions are reported in current earnings and valuation gains and losses which meet the hedge accounting criteria are deferred. On the other hand, in the trading book, realized gains and losses and valuation gains and losses on such inter-company and intra-company transactions are substantially offset with covering contracts entered into with third parties

(AB) PER SHARE INFORMATION

Basic net income (loss) per common share calculations represent net income (loss) available to common shareholders, divided by the weighted average number of outstanding shares of common stock during the respective fiscal year, retroactively adjusted for stock splits and reverse stock splits.

Diluted net income per common share calculations consider the dilutive effect of common stock equivalents, which include preferred shares and stock acquisition rights, assuming that all preferred shares were converted into common shares at the beginning of the fiscal year with an applicable adjustment for related dividends on preferred stock, and that stock acquisition rights were fully exercised at the time of issuance for those issued during the fiscal year and at the beginning of the fiscal year for those previously issued and outstanding at the beginning of the fiscal year

Cash dividends per common share and per Class-A and Class-B preferred shares presented in the accompanying consolidated statements of operations are dividends applicable to the respective fiscal years, including dividends to be paid after the end of the fiscal year, which are retroactively adjusted for stock splits and reverse stock splits

(AC) NEW ACCOUNTING PRONOUNCEMENTS

Lease Accounting—On March 30, 2007, the ASBJ issued ASBJ Statement No 13, "Accounting Standard for Lease Transactions," which revised the existing accounting standard for lease transactions issued on June 17, 1993 The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008

Lessee

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements The revised accounting standard requires that all finance lease transactions shall be capitalized recognizing lease assets and lease obligations in the balance sheet.

Lessor

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessor's financial statements. The revised accounting standard requires that all finance leases that deem to transfer ownership of the leased property to the lessee shall be recognized as lease receivables, and all finance leases that do not deem to transfer ownership of the leased property to the lessee shall be recognized as investments in leases

Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements—Under Japanese GAAP, a company currently can use the financial statements of its foreign subsidiaries which have been prepared in accordance with generally accepted accounting principles in their respective jurisdictions for its consolidation process unless they are clearly unreasonable On May 17, 2006, the ASBJ issued ASBJ Practical Issues Task Force (PITF) No 18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements " The new standard prescribes 1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements, 2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process, 3) however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with Japanese GAAP unless they are not material;

(1) Amortization of goodwill

(2) Actuarial gains and losses of defined benefit plans recognized outside profit or loss
(3) Capitalization of intangible assets arising from development phases
(4) Fair value measurement of investment properties, and the revaluation model for premises and equipment, and intangible assets
(5) Retrospective application when accounting policies are changed
(6) Accounting for net income attributable to a minority interest

The new task force is effective for fiscal years beginning on or after April 1, 2008

(AD) RECLASSIFICATIONS

Certain reclassifications have been made to the consolidated financial statements for the fiscal year ended March 31, 2007 to conform to the presentation for the fiscal year ended March 31, 2008.

3. ACQUISITION

CONSOLIDATED

Shinki Co., Ltd.

On December 13, 2007, following a full subscription to the rights offering of new shares proposed by Shinki on November 27, 2007, the Bank received 76,822 thousand new Shinki shares at a subscription price of ¥7,682 million. As a result, the Bank holds 102,430 thousand common shares of Shinki, including 25,607 thousand shares previously owned, representing approximately 67.7% of Shinki's common stock. Following the new investment, Shinki, which had previously been an equity method investee, became a consolidated subsidiary of the Bank.

In connection with the acquisition, the Bank conducted a fair value review of Shinki's assets and liabilities, including intangible assets, for the purpose of preparing the consolidated balance sheet as of October 1, 2007 (deemed acquisition date). The excess of the fair value of the net assets acquired over the cumulative purchase price, including the original equity-method investment was accounted for as negative goodwill.

The following table summarizes the fair value of the assets acquired and liabilities assumed, including intangible assets and negative goodwill as of October 1, 2007:

	Millions of yen	Thousands of U.S. dollars
Cash and due from banks	¥ 23,097	$ 231,600
Securities	676	6,776
Loans	113,940	1,142,490
Other assets	6,411	64,290
Premises and equipment	4,515	45,270
Intangible assets (including ¥7,107 million of intangible assets recognized through fair value review)	3,648	86,714
Deferred tax assets	4,432	44,438
Total assets acquired	161,719	1,621,578
Borrowed money	(70,576)	(707,671)
Commercial paper	(8,000)	(80,217)
Corporate bonds	(19,800)	(198,536)
Other liabilities	(6,244)	(62,616)
Reserve for losses on interest repayments	(38,224)	(383,273)
Deferred tax liabilities	(3,633)	(36,479)
Total liabilities assumed	(146,482)	(1,468,797)
Minority interest	(4,909)	(49,226)
Treasury stock	4	42
Net assets acquired (cumulative)	10,331	103,597
Cumulative purchase price (see below)	3,083	30,920
Negative goodwill	(7,248)	(72,677)

Cumulative purchase price calculated as follows:

	Millions of yen	Thousands of U.S. dollars
Subscription price of the shareholder rights	¥ 7,632	$ 77,030
Net book value of the investment in Shinki prior to the deemed acquisition date	(4,598)	(46,110)
Cumulative purchase price	3,083	30,920

Proceeds from acquisition of new subsidiaries

	Millions of yen	Thousands of U.S. dollars
Subscription price of the shareholder rights	¥ 7,682	$ 77,030
Cash and cash equivalents of Shinki	12,191	122,248
Proceeds from acquisition of new subsidiaries	4,509	45,218

4. CASH AND CASH EQUIVALENTS

CONSOLIDATED

The reconciliation of cash and cash equivalents at the end of the fiscal year and cash and due from banks in the consolidated balance sheets as of March 31, 2008 and 2007 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Cash and due from banks	¥ 505,630	¥ 448,554	$ 5,069,995
Interest-bearing deposits included in due from banks	(99,703)	(177,061)	(999,735)
Cash and cash equivalents at end of year	¥ 405,926	¥ 271,493	$ 4,070,260

5. OTHER MONETARY CLAIMS PURCHASED

CONSOLIDATED

(a) Other monetary claims purchased as of March 31, 2008 and 2007 consisted of the following

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Trading purposes	¥ 280,630	¥ 281,034	$ 2,813,905
Other	188,249	85,470	1,887,593
Total	¥ 468,880	¥ 366,505	$ 4,701,498

(b) The fair value and the unrealized loss of other monetary claims purchased for trading purposes as of March 31, 2008 and 2007 were as follows.

	Millions of yen				Thousands of U.S. dollars	
	2008		2007		2008	
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Trading purposes	¥ 280,630	¥ 12,697	¥ 281,034	¥ 7,717	$ 2,813,905	$ 127,314

6. TRADING ASSETS

CONSOLIDATED

Trading assets as of March 31, 2008 and 2007 consisted of the following.

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Trading securities	¥ 13,941	¥ 12,427	$ 139,795
Derivatives for trading securities	18,042	8,973	180,909
Securities held to hedge trading transactions	65,927	136,150	661,064
Derivatives for securities held to hedge trading transactions	16,633	3,555	166,783
Trading-related financial derivatives	192,055	91,624	1,925,750
Other trading assets	8,687	657	87,108
Total	¥ 315,287	¥ 303,339	$ 3,161,409

7. MONETARY ASSETS HELD IN TRUST

CONSOLIDATED

(a) Monetary assets held in trust as of March 31, 2008 and 2007 consisted of the following

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Trading purposes	¥ 248,752	¥ 339,097	$ 2,494,265
Other	122,819	163,235	1,231,520
Total	¥ 371,572	¥ 502,332	$ 3,725,785

(b) The fair value and the unrealized loss of monetary assets held in trust for trading purposes as of March 31, 2008 and 2007 were as follows

	Millions of yen				Thousands of U.S. dollars	
	2008		2007		2008	
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Trading purposes	¥ 248,752	¥ 5,603	¥ 339,097	¥ 5,629	$ 2,494,265	$ 56,191

(c) The acquisition cost, which is the same as the book value, of monetary assets held in trust for other than trading purposes as of March 31, 2008 and 2007 was ¥122,819 million (U.S.$1,231,520 thousand) and ¥163,235 million, respectively

8. SECURITIES

CONSOLIDATED

(a) Securities as of March 31, 2008 and 2007 consisted of the following

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Trading securities	¥ 63,122	¥ 116,593	$ 632,939
Securities being held to maturity	390,495	407,000	3,915,526
Securities available-for-sale:			
Marketable securities, at fair value	1,055,601	1,016,315	10,584,595
Book value of securities whose fair value is not readily determinable	421,530	251,180	4,226,715
Investments in unconsolidated subsidiaries, at cost and affiliates using the equity method	49,541	63,593	496,759
Total	¥ 1,980,292	¥ 1,854,682	$ 19,856,534

The above balances do not include securities held in relation to securities borrowing transactions with or without cash collateral, securities purchased under resale agreements or securities accepted as collateral based on derivative transactions, where the Group has the right to sell or pledge such securities without restrictions. The balances of those securities as of March 31, 2008 and 2007 were ¥84,384 million (U.S.$846,128 thousand) and ¥60,370 million, respectively. In addition, ¥3,058 million ($30,662 thousand) and ¥4,604 million of those securities were further pledged as of March 31, 2008 and 2007, respectively.

The amount of guarantee obligations for privately-placed bonds (Item 3 of Article 2 of the Financial Instruments and Exchange Law as of March 31, 2008, Item 3 of Article 2 of the former Securities and Exchange Law as of March 31, 2007), out of bonds included in securities as of March 31, 2008 and 2007 were ¥78,691 million (U.S.$789,050 thousand) and ¥90,671 million, respectively

8. SECURITIES (CONTINUED)

(b) The amortized cost and the fair value of marketable securities (other than trading securities) as of March 31, 2008 and 2007 were as follows

	Millions of yen							
	2008				2007			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Securities being held to maturity:								
Japanese national government bonds	¥ 304,333	¥ 1,901	¥ 66	¥ 306,168	¥ 364,526	¥ 159	¥ 1,347	¥ 363,337
Japanese corporate bonds	75,138	1,381	—	76,519	42,474	8	42	42,440
Other	11,023	1,347	—	12,371	—	—	—	—
Total	¥ 390,495	¥ 4,630	¥ 66	¥ 395,059	¥ 407,000	¥ 168	¥ 1,390	¥ 405,777
Securities available-for-sale:								
Equity securities	¥ 22,300	¥ 1,068	¥ 4,226	¥ 19,142	¥ 21,395	¥ 2,372	¥ 1,366	¥ 22,402
Japanese national government bonds	344,819	378	4,148	341,048	339,570	23	3,709	385,833
Japanese local government bonds	2,205	58	—	2,264	53,262	8	19	53,251
Japanese corporate bonds	201,297	647	337	201,608	134,838	381	53	135,166
Other, mainly foreign debt securities	520,220	8,479	37,162	491,537	409,045	11,372	306	419,611
Total	¥ 1,090,844	¥ 10,631	¥ 45,874	¥ 1,055,601	¥ 1,008,112	¥ 14,159	¥ 5,956	¥ 1,016,315

	Thousands of U.S. dollars			
	2008			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Securities being held to maturity:				
Japanese national government bonds	$ 3,051,571	$ 19,069	$ 665	$ 3,069,975
Japanese corporate bonds	753,417	13,852	—	767,269
Foreign debt securities	110,538	13,512	—	124,050
Total	$ 3,915,526	$ 46,433	$ 665	$ 3,961,294
Securities available-for-sale:				
Equity securities	$ 223,612	$ 10,712	$ 42,377	$ 191,947
Japanese national government bonds	3,457,526	3,791	41,596	3,419,721
Japanese local government bonds	22,114	589	—	22,703
Japanese corporate bonds	2,018,430	6,492	3,382	2,021,540
Other, mainly foreign debt securities	5,216,292	85,020	372,628	4,928,684
Total	$10,937,974	$ 106,604	$ 459,983	$10,584,595

Individual securities are written down when a decline in fair value below the cost of such securities is deemed to be other than temporary. The amount written down is accounted for as an impairment loss. Impairment losses on marketable securities available-for-sale for the fiscal years ended March 31, 2008 and 2007 were ¥5,454 million (U.S.$54,697 thousand) and ¥517 million, respectively

(c) Securities available-for-sale sold during the fiscal years ended March 31, 2008 and 2007 were as follows

	Millions of yen					
	2008			2007		
	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Securities available-for-sale sold	¥ 536,145	¥ 6,025	¥ 1,235	¥ 207,162	¥ 9,056	¥ 2,470

	Thousands of U.S. dollars		
	2008		
	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Securities available-for-sale sold	$ 5,375,973	$ 60,415	$ 12,385

8. SECURITIES (CONTINUED)

CONSOLIDATED

(d) The book value (amortized cost) of securities available-for-sale whose fair value was not readily determinable as of March 31, 2008 and 2007 was as follows

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Equity securities	¥ 14,989	¥ 7,969	$ 150,297
Japanese local government bonds	4	4	40
Japanese corporate bonds	283,743	156,939	2,845,114
Foreign securities	61,436	69,489	616,031
Other	61,357	16,777	615,233
Total	¥ 421,530	¥ 251,130	$ 4,226,715

(e) Redemption schedules for securities being held to maturity and available-for-sale as of March 31, 2008 and 2007 were as follows.

	Millions of yen							
	2008				2007			
	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Bonds:								
Japanese national government bonds	¥ 298,680	¥ 300,618	¥ —	¥ 46,083	¥ 319,016	¥ 384,422	¥ —	¥ 46,970
Japanese local government bonds	4	1,738	525	—	51,554	507	1,193	—
Japanese corporate bonds	164,110	369,027	27,351	—	139,770	169,110	25,699	—
Subtotal	462,795	671,384	27,876	46,083	510,341	554,039	26,892	46,970
Other	26,086	203,360	165,234	162,753	4,342	128,751	164,895	161,583
Total	¥ 488,882	¥ 874,744	¥ 193,111	¥ 208,836	¥ 514,684	¥ 682,791	¥ 191,787	¥ 208,554

	Thousands of U.S. dollars			
	2008			
	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Bonds:				
Japanese national government bonds	$ 2,994,891	$ 3,014,321	$ —	$ 462,080
Japanese local government bonds	45	17,433	5,265	—
Japanese corporate bonds	1,645,552	3,700,266	274,253	—
Subtotal	4,640,488	6,732,020	279,518	462,080
Other	261,574	2,039,107	1,656,822	1,631,936
Total	$ 4,902,062	$ 8,771,127	$ 1,936,340	$ 2,094,016

9. LOANS AND BILLS DISCOUNTED

CONSOLIDATED

Loans and bills discounted as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Loans on deeds	¥ 4,717,711	¥ 4,423,269	$ 47,304,840
Loans on bills	91,849	83,241	920,987
Bills discounted	2,036	2,423	20,421
Overdrafts	810,668	637,372	8,128,628
Total	¥ 5,622,266	¥ 5,146,306	$ 56,374,876

(a) Loans and bills discounted included loans to bankrupt obligors totaling ¥2,173 million (U.S.$21,798 thousand) and ¥1,748 million as of March 31, 2008 and 2007, respectively, as well as non-accrual delinquent loans totaling ¥42,528 million (U.S.$426,436 thousand) and ¥21,849 million as of March 31, 2008 and 2007, respectively.

Non-accrual delinquent loans include loans classified as "possibly bankrupt" and "virtually bankrupt" under the Bank's self-assessment guidelines.

In addition to non-accrual delinquent loans as defined, certain other loans classified as "substandard" under the Bank's self-assessment guidelines include loans past due for three months or more.

Loans past due for three months or more consist of loans for which the principal and/or interest is three months or more past due but exclude loans to bankrupt obligors and non-accrual delinquent loans. The balances of loans past due for three months or more as of March 31, 2008 and 2007 were ¥4,792 million (U.S.$48,051 thousand) and ¥4,792 million, respectively.

Restructured loans are loans where the Group relaxes lending conditions, such as by reducing the original interest rate, or by forbearing interest payments or principal repayments to support the borrower's reorganization, but exclude loans to bankrupt obligors, non-accrual delinquent loans or loans past due for three months or more. The outstanding balances of restructured loans as of March 31, 2008 and 2007 were ¥54,980 million (U.S.$551,289 thousand) and ¥36,422 million, respectively.

9. LOANS AND BILLS DISCOUNTED (CONTINUED)

CONSOLIDATED

(b) The total outstanding amounts deducted from the loan account for loan participations as of March 31, 2008 and 2007 were ¥61,144 million (U.S.$613,098 thousand) and ¥83,124 million, respectively. This "off-balance sheet" treatment was in accordance with guidelines issued by the JICPA. The total amounts of such loans in which the Bank participated were ¥157,021 million (U.S.$1,574,471 thousand) and ¥93,818 million as of March 31, 2008 and March 31, 2007, respectively.

(c) The amount of loans sold through senior certificates under a collateralized loan obligation ("CLO") securitization totaled ¥129,695 million as of March 31, 2007, with the subordinated certificates retained by the Bank totaling ¥43,862 million as of March 31, 2007, recorded as loans.

A reserve for credit losses was established based on the aggregate amount of the senior and subordinated certificate portions described above, taking into consideration all credit risks to be absorbed by the subordinated certificates.

(d) Bills discounted, such as bank acceptances bought, commercial bills discounted, documentary bills and foreign exchange contracts bought, are accounted for as financing transactions in accordance with Industry Audit Committee Report No. 24 issued by the JICPA, although the Group has the right to sell or pledge them without restrictions. The face values of such bills discounted held as of March 31, 2008 and 2007 were ¥2,199 million (U.S.$22,055 thousand) and ¥179 million, respectively.

10. OTHER ASSETS

CONSOLIDATED

Other assets as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Accrued income	¥ 42,335	¥ 40,705	$ 424,498
Prepaid expenses	6,825	6,102	68,436
Fair value of derivatives	389,006	124,760	3,900,600
Financial stabilization fund contribution	70,239	70,239	704,292
Accounts receivable	56,764	74,357	569,186
Installment receivables	421,817	440,864	4,229,592
Security deposits	17,623	15,320	176,717
Suspense payments	40,582	46,643	406,920
Other	54,957	51,379	551,063
Total	¥ 1,100,151	¥ 870,375	$ 11,031,304

Installment receivables in other assets as of March 31, 2008 and 2007 included credits to bankrupt obligors totaling ¥2,635 million (U.S.$26,426 thousand) and ¥279 million, non-accrual delinquent credits totaling ¥4,908 million (U.S.$49,215 thousand) and ¥3,192 million, credits past due for three months or more of ¥1,340 million (U.S.$13,437 thousand) and ¥1,733 million, and restructured credits of ¥6,782 million (U.S.$68,009 thousand) and ¥10,271 million, respectively.

11. PREMISES AND EQUIPMENT

CONSOLIDATED

Premises and equipment as of March 31, 2008 and 2007 consisted of the following.

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Buildings	¥ 28,299	¥ 50,409	$ 283,762
Land	10,689	41,756	107,185
Tangible leased assets	548,364	503,965	5,498,491
Other	21,819	17,425	218,788
Subtotal	609,173	613,556	6,108,226
Accumulated depreciation	(303,401)	(231,096)	(3,042,231)
Net book value	¥ 305,771	¥ 382,460	$ 3,065,995

12. INTANGIBLE ASSETS

CONSOLIDATED

Intangible assets as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Software	¥ 27,499	¥ 24,221	$ 275,741
Goodwill, net			
Goodwill	149,314	153,837	1,497,189
Negative goodwill	(7,075)	(770)	(70,945)
Intangible assets acquired through acquisitions	23,676	19,826	237,407
Intangible leased assets	39,668	41,912	397,764
Other	89	127	898
Total	¥ 233,174	¥ 244,155	$ 2,338,054

13. RESERVE FOR CREDIT LOSSES

CONSOLIDATED

Reserve for credit losses as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Reserve for loan losses:			
General reserve	¥ 96,650	¥ 101,268	$ 969,121
Specific reserve	23,236	13,565	232,994
Reserve for loans to restructuring countries	15	9	154
Subtotal	119,902	114,843	1,202,269
Specific reserve for other credit losses	26,064	32,432	261,351
Total	¥ 145,966	¥ 147,275	$ 1,463,620

14. DEPOSITS, INCLUDING NEGOTIABLE CERTIFICATES OF DEPOSIT

CONSOLIDATED

Deposits, including negotiable certificates of deposit, as of March 31, 2008 and 2007 consisted of the following.

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Current	¥ 23,814	¥ 25,508	$ 238,788
Ordinary	1,377,135	1,534,788	13,808,637
Notice	20,376	37,660	204,313
Time	3,523,765	2,931,633	35,333,054
Negotiable certificates of deposit	577,189	480,199	5,787,523
Other	284,353	411,139	2,851,232
Total	¥ 5,806,634	¥ 5,420,930	$ 58,223,547

15. DEBENTURES

CONSOLIDATED

Debentures as of March 31, 2008 and 2007 consisted of the following.

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Coupon debentures	¥ 662,434	¥ 703,298	$ 6,642,279

Annual maturities of debentures as of March 31, 2008 were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥ 147,695	$ 1,480,956
2010	122,666	1,229,881
2011	175,098	1,755,722
2012	111,713	1,120,162
2013 and thereafter	105,270	1,055,558
Total	¥ 662,434	$ 6,642,279

16. TRADING LIABILITIES

CONSOLIDATED

Trading liabilities as of March 31, 2008 and 2007 consisted of the following

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Derivatives for trading securities	¥ 19,468	¥ 16,224	$ 195,210
Derivatives for securities held to hedge trading transactions	4,625	884	46,380
Trading-related financial derivatives	180,890	82,004	1,813,803
Other	27	142	274
Total	¥ 205,011	¥ 99,255	$ 2,055,667

17. BORROWED MONEY

CONSOLIDATED

Borrowed money as of March 31, 2008 and 2007 consisted of the following

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Subordinated debt	¥ 108,000	¥ 108,000	$ 1,082,924
Borrowings from other financial institutions	1,019,227	1,014,688	10,219,873
Total	¥ 1,127,227	¥ 1,122,688	$ 11,302,797

The weighted average interest rate applicable to the balance of total borrowed money as of March 31, 2008 was 1.50%.

Annual maturities of borrowed money as of March 31, 2008 were as follows

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥ 472,768	$ 4,740,479
2010	183,218	1,837,143
2011	181,404	1,818,953
2012	50,348	504,845
2013 and thereafter	239,489	2,401,377
Total	¥ 1,127,227	$ 11,302,797

SHINSEI BANK, LIMITED Annual Report 2008

18. FOREIGN EXCHANGES

CONSOLIDATED

The assets and liabilities related to foreign currency trade financing activities of the Bank as of March 31, 2008 and 2007 consisted of the following

	Millions of yen 2008	Millions of yen 2007	Thousands of U.S. dollars 2008
Foreign exchange assets:			
Foreign bills bought	¥ 162	¥ 169	$ 1,635
Foreign bills receivable	2,155	619	21,613
Due from foreign banks	15,534	14,259	155,763
Total	¥ 17,852	¥ 15,047	$ 179,011
Foreign exchange liabilities:			
Foreign bills payable	¥ 36	¥ 116	$ 371
Due to foreign banks	2	2	24
Total	¥ 39	¥ 118	$ 395

19. CORPORATE BONDS

CONSOLIDATED

Corporate bonds as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen 2008	Millions of yen 2007	Thousands of U.S. dollars 2008
Corporate bonds	¥ 85,043	¥ 43,319	$ 852,732
Subordinated bonds	341,243	357,166	3,421,676
Total	¥ 426,286	¥ 400,485	$ 4,274,408

In February 2006, the Bank issued €1.0 billion of step-up callable subordinated notes. The issue price was 99.456% of the principal amount. The notes bear interests at the fixed rate per annum of 3.75% through February 23, 2011, and at the floating rate per annum equal to three-month EURIBOR plus 1.95% thereafter. The notes are redeemable at the Bank's option in whole but not in part on any interest payment date on or after February 23, 2011, subject to the prior approval of the Financial Services Agency of Japan.

In December 2006, the Bank issued £400 million of step-up callable perpetual subordinated notes. The issue price was 99.669% of the principal amount. The notes bear interests at the fixed rate per annum of 5.625% through December 6, 2013, and at the floating rate per annum equal to the London inter-bank offered rate for six-month deposits in British pounds plus 2.12% thereafter. The notes are redeemable at the Bank's option in whole but not in part on any interest payment date on or after December 6, 2013, subject to the prior approval of the Financial Services Agency of Japan.

Annual maturities of corporate bonds as of March 31, 2008 were as follows

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥ 21,361	$ 214,192
2010	14,989	150,302
2011	33,054	331,441
2012	1,304	13,083
2013 and thereafter	355,576	3,565,390
Total	¥ 426,286	$ 4,274,408

20. OTHER LIABILITIES

CONSOLIDATED

Other liabilities as of March 31, 2008 and 2007 consisted of the following

	Millions of yen 2008	Millions of yen 2007	Thousands of U.S. dollars 2008
Accrued expenses	¥ 33,430	¥ 47,699	$ 335,210
Unearned income	2,047	1,864	20,529
Income taxes payable	5,554	1,796	55,700
Fair value of derivatives	353,722	91,717	3,546,799
Matured debentures, including interest	28,482	32,795	285,592
Trust account	4,588	15,182	46,014
Accounts payable	56,820	81,537	569,746
Deferred gains on installment receivables	37,729	43,436	378,317
Deposits payable	125,120	113,157	1,254,588
Other	61,253	69,089	614,192
Total	¥ 708,749	¥ 493,358	$ 7,106,687

21. RESERVE FOR EMPLOYEES' RETIREMENT BENEFITS

CONSOLIDATED

The following table presents the funded status of the plans as of March 31, 2008 and 2007.

	Millions of yen 2008	Millions of yen 2007	Thousands of U.S. dollars 2008
Projected benefit obligation	¥ (69,056)	¥ (63,303)	$ (692,439)
Fair value of plan assets	61,589	69,467	617,558
Funded status (projected benefit obligation in excess of plan assets)	(7,467)	1,164	(74,881)
Unrecognized prior service cost	(3,823)	(4,295)	(38,336)
Unrecognized net actuarial losses	10,070	2,418	100,973
Unrecognized obligation at transition	4,237	4,352	42,494
Net amount accrued on the balance sheets	3,016	4,140	30,250
Prepaid pension cost	7,677	7,661	76,981
Reserve for retirement benefits	¥ (4,660)	¥ (3,521)	$ (46,731)

The following table provides the components of net periodic retirement benefit cost for the fiscal years ended March 31, 2008 and 2007

	Millions of yen 2008	Millions of yen 2007	Thousands of U.S. dollars 2008
Service cost	¥ 3,694	¥ 3,295	$ 37,040
Interest cost	1,443	1,471	14,471
Expected return on plan assets	(1,586)	(1,597)	(15,910)
Amortization of prior service cost	(419)	(433)	(4,202)
Amortization of net actuarial losses	1,268	594	12,722
Amortization of unrecognized obligation at transition	607	610	6,091
Other (mainly consists of extraordinary severance benefit)	1,235	6,057	12,392
Net periodic retirement benefit cost	¥ 6,243	¥ 9,994	$ 62,604

Assumptions used in calculation of the above information were as follows:

	Millions of yen 2008	Millions of yen 2007
Discount rate	**1.50-2.20%**	1.50-2.20%
Expected rate of return on plan assets	**0.75-3.50%**	1.50-3.50%
Method of attributing the projected benefits to periods of service	**Straight-line basis**	Straight-line basis
Period of amortization of prior service cost	**5.00-14.74 years**	5.00-14.74 years
Period of amortization of net actuarial losses	**5.00-14.74 years**	5.00-14.74 years
Period of amortization of unrecognized obligation at transition	**15 years**	15 years

21. RESERVE FOR EMPLOYEES' RETIREMENT BENEFITS (CONTINUED)

CONSOLIDATED

The table includes benefit obligations of consolidated subsidiaries that calculate their obligations based on the full amount due to eligible employees as of the fiscal year-end

22. ACCEPTANCES AND GUARANTEES

CONSOLIDATED

Acceptances and guarantees as of March 31, 2008 and 2007 consisted of the following

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Guarantees	¥ 701,717	¥ 754,420	$ 7,036,170

23. ASSETS PLEDGED AS COLLATERAL

CONSOLIDATED

Assets pledged as collateral and debts collateralized as of March 31, 2008 and 2007 consisted of the following

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Assets:			
Cash and due from banks	¥ 643	¥ 70	$ 6,448
Other monetary claims purchased	47,380	—	475,083
Securities	530,791	240,740	5,322,282
Loans and bills discounted	19,192	2,570	192,442
Building	855	—	8,578
Land	1,365	—	13,694
Debts:			
Deposits, including negotiable certificates of deposit	¥ 1,058	¥ 568	$ 10,613
Call money	180,000	—	1,804,873
Collateral related to securities lending transactions	148,421	8,333	1,488,232
Borrowed money	80,294	20,218	805,122
Acceptances and guarantees	908	902	9,110

A total of ¥33,429 million (U.S.$335,202 thousand) and ¥30,862 million of unearned lease claims were pledged as collateral for the abovementioned borrowed money as of March 31, 2008 and 2007, respectively

In addition, ¥162,420 million (U.S.$1,628,602 thousand) of securities as of March 31, 2008, and ¥141,344 million of securities as of March 31, 2007 were pledged as collateral for transactions, including exchange settlements, swap transactions and replacement of margin for future trading.

Also, ¥91 million (U.S.$917 thousand) and ¥13,432 million of margin deposits for futures transactions outstanding were included in other assets as of March 31, 2008 and 2007, respectively. In addition, ¥5,603 million (U.S.$56,191 thousand) of cash collateral pledged for derivative transactions are included in other assets.

24. PREFERRED SECURITIES ISSUED BY SUBSIDIARIES OUTSIDE JAPAN

CONSOLIDATED

In February 2006, Shinsei Finance (Cayman) Limited, the Bank's wholly-owned subsidiary, issued U.S.$775 million of step-up non-cumulative perpetual preferred securities. Dividends on the securities are payable on a non-cumulative basis annually in arrears at a rate of 6.416% until July 2016. After July 2016, dividends on the securities will be calculated at a floating rate of LIBOR plus 2.22%. On July 20, 2016 or any dividend payment date thereafter, Shinsei Finance (Cayman) Limited may redeem the securities at a price equal to the liquidation preference together with any dividends otherwise payable

In March 2006, Shinsei Finance II (Cayman) Limited, the Bank's wholly-owned subsidiary, issued U.S.$700 million of non-cumulative perpetual preferred securities. Dividends on the securities are payable on a non-cumulative basis annually in arrears at a rate of 7.160% until July 2016. After July 2016, dividends on the securities will be calculated at a floating rate of LIBOR plus 1.87%. On July 25, 2016 and on each dividend payment date falling at ten year intervals thereafter, Shinsei Finance II (Cayman) Limited may redeem the securities at a price equal to the liquidation preference together with any dividends otherwise payable

These preferred securities are accounted for as minority interests in the consolidated financial statements of the Bank

25. EQUITY

CONSOLIDATED

The authorized number of shares of capital stock (common stock and preferred stock) as of March 31, 2008 was as follows

(a) 2,500,000 thousand common shares

(b) 674,528 thousand preferred shares, non-voting and ranking prior to common shares with respect to payment of dividends and distribution on liquidation or winding-up of the Bank. The dividend rate and redemption and conversion rights, if any, are to be determined by the Board of Directors of the Bank prior to issuance

The following table shows changes in the number of shares of common stock, preferred stock and treasury stock

	Thousands					
	Issued number of shares			Treasury stock		
	Common stock	Preferred Stock Class-A	Preferred Stock Class-B	Common stock	Preferred Stock Class-A	Preferred Stock Class-B
Fiscal year ended March 31, 2007:						
Beginning of year	1,358,537	74,528	600,000	17	—	—
Increase	200,033	—	—	181,624	—	300,000
Decrease	(85,000)	—	(300,000)	(35,216)	—	(300,000)
End of year	1,473,570	74,528	300,000	96,425	—	—
Fiscal year ended March 31, 2008:						
Beginning of year	1,473,570	74,528	300,000	96,425	—	—
Increase	586,775	—	—	10	74,528	300,000
Decrease	—	(74,528)	(300,000)	—	(74,528)	(300,000)
End of year	2,060,346	—		96,436	—	—

On July 31, 2006, the Deposit Insurance Corporation of Japan (the "DIC") accepted the Bank's proposal for the Resolution and Collection Corporation (the "RCC") to dispose of its holdings of the Bank's common shares through a market transaction, following the conversion of 300,000 thousand out of the 600,000 thousand Class-B preferred shares issued by the Bank into 200,033 thousand of the Bank's common shares. The conversion price of the preferred shares was ¥599.90. In order to respond to a subsequent sale by the RCC, the Bank's Board of Directors approved the purchase of up to 201,000 thousand common shares for a maximum amount of ¥154 billion as treasury stock. Effective August 1, 2006, the conversion price of the remaining 300,000 thousand Class-B preferred shares was revised from ¥599.90 to ¥735

On August 16, 2006, the Bank proposed and obtained approval from the DIC for the RCC's sale of the Bank's common shares through a market transaction. In order to purchase the common shares in response to such a sale by the RCC, the Bank determined to place a purchase order at the closing price of ¥753 on the Tokyo Stock Exchange as of August 16, 2006 through ToSTNeT-2, the system of the Tokyo Stock Exchange for transactions at closing price, to be effected at 8:45 a.m. on August 17, 2006

On August 17, 2006, following the RCC's sale of its holdings of the Bank's common shares (200,033 thousand shares) through ToSTNeT-2, the Bank placed a purchase order for the

200,033 thousand shares through ToSTNeT-2. Due to additional orders by others, the Bank's order resulted in the purchase of 175,466 thousand shares for the aggregate amount of ¥132,125 million.

The Bank purchased an additional 338 shares, the shares representing any fraction of the one unit of shares (tangen-kabu), following the request by the RCC pursuant to Article 192 of the Corporate Law.

On November 16, 2006, the Bank canceled 85,000 thousand common shares.

On August 1, 2007, pursuant to the provisions of Shinsei Bank's Articles of Incorporation concerning the mandatory acquisition of 300,000 thousand Class-B preferred shares issued by the Bank, owned entirely by the RCC, the Bank acquired all relevant preferred shares and issued 200,000 thousand of the Bank's common shares in exchange for these preferred shares. The Bank subsequently cancelled all the relevant preferred shares immediately after it obtained these shares, pursuant to Article 178 of the Law of Japan (the "Corporate Law").

On February 4, 2008, the Bank issued 117,647 thousand new common shares by third-party allotment to a group of investors which included affiliates of J. C. Flowers & Co. LLC at ¥425 per common share. The Bank raised its capital by ¥50,000 million through this allotment.

On March 31, 2008, pursuant to a request by the DIC, the Bank acquired all 74,528 thousand Class-A preferred shares and issued 269,128 thousand of the Bank's common shares in exchange for these preferred shares. The conversion price of the preferred shares was ¥360. The Bank subsequently cancelled all the relevant preferred shares immediately after it obtained these shares, pursuant to Article 178 of the Corporate Law.

Since May 1, 2006, Japanese banks have been subject to the Corporate Law, which reformed and replaced the Commercial Code of Japan and the Banking Law. The significant provisions in the Corporate Law and the Banking Law that affect financial and accounting matters are summarized below:

(a) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting, if companies meet certain criteria such as: (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation. The Board of Directors of such company may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. The Board of Directors of companies with board committees (nomination committee, compensation committee and audit committee) can also do so because such companies with board committees already, by nature, meet the above criteria under the Corporate Law, even though such companies have an audit committee instead of the Board of Corporate Auditors. The Bank is organized as a company with board committees.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semi-annual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law and the Banking Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock.

(b) Increases/decreases and transfer of common stock, reserve and surplus

The Banking Law requires that an amount equal to 20% of dividends must be appropriate as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 100% of the stated capital.

The Corporate Law also provides that stated capital, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by a specific formula. Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity. The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

26. STOCK ACQUISITION RIGHTS

The Bank issues stock acquisition rights as a stock option plan to directors, statutory executive officers and employees of the Bank and its subsidiaries as well as its senior advisors.

Stock acquisition rights provide eligible individuals (the "holders") with the right to purchase common stock of the Bank without any consideration at an exchange rate of one thousand common shares to one stock acquisition right. The amount of money to be paid upon exercising stock acquisition rights is the amount calculated by multiplying the payment amount per share (the "exercise price") and the number of common shares that can be purchased through the exercise of one stock acquisition right. Conditions are stipulated in the "Agreement on the Grant of Stock Acquisition Rights" entered into between the Bank and the holders to whom stock acquisition rights were allotted based on the resolution of the annual general meeting of shareholders and the meetings of the Board of Directors which resolves the issuance of stock acquisition rights subsequent to the shareholders' meeting.

On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Options" and related guidance, which requires companies to recognize compensation expense for stock acquisition rights based on the fair value at the date of grant and over the vesting periods for stock acquisition rights newly granted on and after May 1, 2006.

Stock-based compensation expenses were ¥740 million (U.S.$7,424 thousand) and ¥517 million for the fiscal years ended March 31, 2008 and 2007.

(a) Details of stock options

Details of stock options as of March 31, 2008 and 2007 are as follows:

	Date of issuance	Total number of stock options (shares) March 31, 2007	Total number of stock options (shares) March 31, 2008	Total number of holders March 31, 2007	Total number of holders March 31, 2008	Exercise period	Exercise price
1st	July 1, 2004	9,455,000	9,455,000	2,196	2,196	July 1, 2006-June 23, 2014	¥684
2nd	October 1, 2004	161,000	161,000	3	3	July 1, 2006-June 23, 2014	¥646
3rd	December 10, 2004	25,000	25,000	1	1	July 1, 2006-June 23, 2014	¥697
4th	June 1, 2005	250,000	250,000	1	1	July 1, 2006-June 23, 2014	¥551
5th	June 27, 2005	4,922,000	4,922,000	462	462	July 1, 2007-June 23, 2015	¥601
6th	June 27, 2005	2,856,000	2,856,000	40	40	July 1, 2007-June 23, 2015	¥601
7th	June 27, 2005	1,287,000	1,287,000	135	135	July 1, 2008-June 23, 2015	¥601
8th	June 27, 2005	561,000	561,000	35	35	July 1, 2008-June 23, 2015	¥601
9th	September 28, 2005	157,000	157,000	2	2	July 1, 2007-June 23, 2015	¥697
10th	September 28, 2005	53,000	53,000	2	2	July 1, 2008-June 23, 2015	¥697
11th	March 1, 2006	50,000	50,000	2	2	July 1, 2007-June 23, 2015	¥774
12th	March 1, 2006	17,000	17,000	2	2	July 1, 2008-June 23, 2015	¥774
13th	May 25, 2006	5,342,000	5,342,000	588	588	June 1, 2008-June 23, 2015	¥825
14th	May 25, 2006	3,027,000	3,027,000	31	31	June 1, 2008-June 23, 2015	¥825
15th	May 25, 2006	1,439,000	1,439,000	171	171	June 1, 2009-June 23, 2015	¥825
16th	May 25, 2006	331,000	331,000	19	19	June 1, 2009-June 23, 2015	¥825
17th	May 25, 2007	—	3,306,000	—	135	June 1, 2009-May 8, 2017	¥555
18th	May 25, 2007	—	1,450,000	—	26	June 1, 2009-May 8, 2017	¥555
19th	July 2, 2007	—	140,000	—	32	July 1, 2009-June 19, 2017	¥527

(b) Number of stock options and movement therein

Numbers of stock options and per share price information are as follows

	1st	2nd	3rd	4th
Fiscal year ended March 31, 2007				
Non-vested (share)				
Outstanding at the beginning of the year	7,243,000	161,000	25,000	250,000
Granted during the year	—	—	—	—
Forfeited during the year	625,000	—	—	—
Vested during the year	3,738,000	82,000	13,000	125,000
Outstanding at the end of the year	2,880,000	79,000	12,000	125,000
Vested (share)				
Outstanding at the beginning of the year	490,000	—	—	—
Vested during the year	3,738,000	32,000	13,000	125,000
Exercised during the year	156,000	60,000	—	—
Forfeited during the year	—	—	—	—
Exercisable at the end of the year	4,072,000	22,000	13,000	125,000
Exercise price (Yen)	684	646	697	551
Weighted average stock price at the date of exercise	721	739	—	—
Fiscal year ended March 31, 2008				
Non-vested (share)				
Outstanding at the beginning of the year	2,880,000	79,000	12,000	125,000
Granted during the year	—	—	—	—
Forfeited during the year	52,000	—	—	—
Vested during the year	2,828,000	79,000	12,000	125,000
Outstanding at the end of the year	—	—	—	—
Vested (share)				
Outstanding at the beginning of the year	4,072,000	22,000	13,000	125,000
Vested during the year	2,828,000	79,000	12,000	125,000
Exercised during the year	—	—	—	—
Forfeited during the year	557,000	59,000	—	—
Exercisable at the end of the year	6,343,000	42,000	25,000	250,000
Exercise price (Yen)	634	646	697	551
Weighted average stock price at the date of exercise	721	739	—	—

	5th	6th	7th	8th
Fiscal year ended March 31, 2007				
Non-vested (share)				
Outstanding at the beginning of the year	4,070,000	2,579,000	981,000	514,000
Granted during the year	—	—	—	—
Forfeited during the year	640,000	251,000	154,000	108,000
Vested during the year	30,000	—	—	—
Outstanding at the end of the year	3,400,000	2,328,000	827,000	406,000
Vested (share)				
Outstanding at the beginning of the year	497,000	220,000	214,000	26,000
Vested during the year	30,000	—	—	—
Exercised during the year	—	—	—	—
Forfeited during the year	—	—	—	—
Exercisable at the end of the year	527,000	220,000	214,000	26,000
Exercise price (Yen)	601	601	601	601
Weighted average stock price at the date of exercise	—	—	—	—
Fiscal year ended March 31, 2008				
Non-vested (share)				
Outstanding at the beginning of the year	3,400,000	2,328,000	827,000	406,000
Granted during the year	—	—	—	—
Forfeited during the year	204,000	83,000	94,000	46,000
Vested during the year	1,898,000	1,249,000	18,000	—
Outstanding at the end of the year	1,298,000	996,000	715,000	360,000
Vested (share)				
Outstanding at the beginning of the year	527,000	220,000	214,000	26,000
Vested during the year	1,898,000	1,249,000	18,000	—
Exercised during the year	—	—	—	—
Forfeited during the year	134,000	65,000	—	—
Exercisable at the end of the year	2,291,000	1,404,000	232,000	26,000
Exercise price (Yen)	601	601	601	601
Weighted average stock price at the date of exercise	—	—	—	—

	9th	10th	11th	12th
Fiscal year ended March 31, 2007				
Non-vested (share)				
Outstanding at the beginning of the year	157,000	53,000	50,000	17,000
Granted during the year	—	—	—	—
Forfeited during the year	—	—	—	—
Vested during the year	—	—	—	—
Outstanding at the end of the year	157,000	53,000	50,000	17,000
Vested (share)				
Outstanding at the beginning of the year	—	—	—	—
Vested during the year	—	—	—	—
Exercised during the year	—	—	—	—
Forfeited during the year	—	—	—	—
Exercisable at the end of the year	—	—	—	—
Exercise price (Yen)	697	697	774	774
Weighted average stock price at the date of exercise	—	—	—	—
Fiscal year ended March 31, 2008				
Non-vested (share)				
Outstanding at the beginning of the year	157,000	53,000	50,000	17,000
Granted during the year	—	—	—	—
Forfeited during the year	—	—	4,000	3,000
Vested during the year	79,000	—	26,000	—
Outstanding at the end of the year	78,000	53,000	20,000	14,000
Vested (share)				
Outstanding at the beginning of the year	—	—	—	—
Vested during the year	79,000	—	26,000	—
Exercised during the year	—	—	—	—
Forfeited during the year	—	—	5,000	—
Exercisable at the end of the year	79,000	—	21,000	—
Exercise price (Yen)	697	697	774	774
Weighted average stock price at the date of exercise	—	—	—	—

	13th	14th	15th	16th
Fiscal year ended March 31, 2007				
Non-vested (share)				
Outstanding at the beginning of the year	—	—	—	—
Granted during the year	5,342,000	3,027,000	1,439,000	331,000
Forfeited during the year	658,000	347,000	178,000	116,000
Vested during the year	227,000	—	66,000	—
Outstanding at the end of the year	4,457,000	2,680,000	1,195,000	215,000
Vested (share)				
Outstanding at the beginning of the year	—	—	—	—
Vested during the year	227,000	—	66,000	—
Exercised during the year	—	—	—	—
Forfeited during the year	—	—	—	—
Exercisable at the end of the year	227,000	—	66,000	—
Exercise price (Yen)	825	825	825	825
Weighted average stock price at the date of exercise	—	—	—	—
Fair value of the grant date	163 or 173	163 or 173	173 or 192	173 or 192
Fiscal year ended March 31, 2008				
Non-vested (share)				
Outstanding at the beginning of the year	4,457,000	2,680,000	1,195,000	215,000
Granted during the year	—	—	—	—
Forfeited during the year	552,000	66,000	126,000	21,000
Vested during the year	69,000	5,000	14,000	2,000
Outstanding at the end of the year	3,836,000	2,609,000	1,055,000	192,000
Vested (share)				
Outstanding at the beginning of the year	227,000	—	66,000	—
Vested during the year	69,000	5,000	14,000	2,000
Exercised during the year	—	—	—	—
Forfeited during the year	—	—	—	—
Exercisable at the end of the year	296,000	5,000	80,000	2,000
Exercise price (Yen)	825	825	825	825
Weighted average stock price at the date of exercise	—	—	—	—
Fair value of the grant date	163 or 173	163 or 173	173 or 192	173 or 192

26. STOCK ACQUISITION RIGHTS (CONTINUED)

	17th	18th	19th
Fiscal year ended March 31, 2008			
Non-vested (share)			
Outstanding at the beginning of the year	—	—	—
Granted during the year	3,306,000	1,480,000	140,000
Forfeited during the year	174,000	23,000	—
Vested during the year	47,000	—	—
Outstanding at the end of the year	3,085,000	1,457,000	140,000
Vested (share)			
Outstanding at the beginning of the year	—	—	—
Vested during the year	47,000	—	—
Exercised during the year	—	—	—
Forfeited during the year	—	—	—
Exercisable at the end of the year	47,000	—	—
Exercise price (Yen)	555	555	527
Weighted average stock price at the date of exercise	—	—	—
Fair value of the grant date	131 or 143	131 or 143	121 or 132

(c) Measurement of the fair value of stock options

The following shows the assumptions used to measure the fair value of stock options granted during fiscal years ended March 31, 2008 and 2007

a) Method used: Black-Scholes option pricing model

b) Major inputs and variables to the model

	13th		14th		15th		16th	
Exercise period	From June 1, 2008 to June 23, 2015	From June 1, 2009 to June 23, 2015	From June 1, 2008 to June 23, 2015	From June 1, 2009 to June 23, 2015	From June 1, 2009 to June 23, 2015	From June 1, 2011 to June 23, 2015	From June 1, 2009 to June 23, 2015	From June 1, 2011 to June 23, 2015
Expected volatility (Note 1)	26.30%	26.30%	26.30%	26.30%	26.30%	26.30%	26.30%	26.30%
Expected life (Note 2)	5 Years 7 Months	6 Years 1 Month	5 Years 7 Months	6 Years 1 Month	6 Years 1 Month	7 Years 1 Month	6 Years 1 Month	7 Years 1 Month
Expected dividends (Note 3)	¥2.96/Share	¥2.96/Share	¥2.96/Share	¥2.96/Share	¥2.96/Share	¥2.96/Share	¥2.96/Share	¥2.96/Share
Risk-free interest rate (Note 4)	1.46%	1.53%	1.46%	1.53%	1.53%	1.65%	1.53%	1.65%

	17th		18th		19th	
Exercise period	From June 1, 2009 to May 8, 2017	From June 1, 2011 to May 8, 2017	From June 1, 2009 to May 8, 2017	From June 1, 2011 to May 8, 2017	From July 1, 2009 to June 19, 2017	From July 1, 2011 to June 19, 2017
Expected volatility (Note 1)	26.40%	26.40%	26.40%	26.40%	25.90%	25.90%
Expected life (Note 2)	6 Years	7 Years	6 Years	7 Years	6 Years	7 Years
Expected dividends (Note 3)	¥2.66/Share	¥2.66/Share	¥2.66/Share	¥2.66/Share	¥2.66/Share	¥2.66/Share
Risk-free interest rate (Note 4)	1.42%	1.50%	1.42%	1.50%	1.59%	1.67%

Notes: (1) Measurement based on the historical stock price of the past 2 years (from May 2005 to May 2007 for the 17th and 18th, from July 2005 to July 2007 for the 19th)
(2) Estimated based on the assumptions that the option is exercised at the mid point of the exercise period.
(3) Based on the actual dividend for the fiscal year ended March 2007
(4) Used the yield of JGB with the maturity equivalent to expected life of the option

(d) Method of determining the vested number of stock options

Incorporated only the actual forfeited options, as the reasonable estimate of future forfeitures is difficult

(e) On May 30, 2008, the Bank granted a total of 4,911 stock acquisition rights with an exercise price of ¥416, whose exercise period is from June 1, 2010 to May 13, 2018

At the Board of Directors' meeting held on May 14, 2008, the Bank resolved to submit a proposal at the annual general meeting of shareholders to be held on June 25, 2008, for the granting of up to a total of 12,000 stock acquisition rights. The exercise period for the stock acquisition rights is to be from the date which is 2 years after the allocation date to May 13, 2018.

27. NET TRADING INCOME

Net trading income for the fiscal years ended March 31, 2008 and 2007 consisted of the following

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Income (loss) from trading securities	¥ (608)	¥ 1,513	$ (6,106)
Income from securities held to hedge trading transactions	348	6,356	3,491
Income from trading-related financial derivatives	9,371	10,259	93,969
Other, net	(20)	(319)	(202)
Total	¥ 9,090	¥ 17,809	$ 91,152

28. OTHER BUSINESS INCOME (LOSS), NET

"Other, net" in other business income, net, for the fiscal years ended March 31, 2008 and 2007 consisted of the following

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Incomes (losses) from derivatives for banking purposes, net	¥ 534	¥ (6,769)	$ 5,357
Equity in net income (loss) of affiliates	(8,350)	(12,779)	(83,728)
Gain on lease cancellation and other lease income, net	2,797	2,379	28,049
Other, net	(798)	2,397	(8,005)
Total	¥ (5,816)	¥ (14,772)	$ (58,327)

29. NET CREDIT COSTS

Net credit costs for the fiscal years ended March 31, 2008 and 2007 consisted of the following

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Losses on write-off of loans	¥ 3,183	¥ 1,593	$ 31,920
Net provision (reversal) of reserve for loan losses:			
Net provision (reversal) of general reserve for loan losses	22,851	33,597	229,130
Net provision (reversal) of specific reserve for loan losses	50,476	15,639	506,136
Net provision (reversal) of reserve for loan losses to restructuring countries	6	3	62
Subtotal	73,334	49,240	735,328
Net provision (reversal) of specific reserve for other credit losses	(6,367)	(913)	(63,850)
Other credit costs relating to leasing business	3,441	1,913	34,506
Total	¥ 73,591	¥ 51,934	$ 737,904

30. OTHER GAINS (LOSSES), NET

Other gains (losses), net, for the fiscal years ended March 31, 2008 and 2007 consisted of the following

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Net gain (loss) on disposal of premises and equipment	¥ 66,161	¥ 1,439	$ 663,409
Provision for loss on disposition of premises and equipment	(5,025)	—	(50,392)
Pension-related costs	(1,811)	(1,362)	(18,167)
Gain on proscription of debentures	611	348	6,130
Recoveries of written-off claims	1,057	294	10,603
Gain on sale of subsidiary's stock	20,368	11,651	204,236
Provision of reserve for losses on interest repayments	(3,732)	(8,535)	(37,421)
Impairment loss on goodwill and other intangible assets	—	(95,146)	—
Extraordinary retirement expenses	—	(4,629)	—
Other, net	(2,878)	(3,176)	(28,865)
Total	¥ 74,750	¥ (99,117)	$ 749,533

31. LEASE TRANSACTIONS

(a) Finance lease transactions, under which the ownership of the property is not deemed to transfer to the lessee as of March 31, 2008 and 2007 consisted of the following

AS LESSEE

The assumed amounts of acquisition cost, accumulated depreciation and net balance of leased assets as of March 31, 2008 and 2007 were as follows

	Millions of yen		Thousands of U.S. dollars
Leased assets	2008	2007	2008
Acquisition cost:			
Equipment	¥ 3,638	¥ 2,992	$ 36,480
Other	373	235	3,741
Total	¥ 4,011	¥ 3,227	$ 40,221
Accumulated depreciation:			
Equipment	¥ 2,451	¥ 1,718	$ 24,579
Other	187	146	1,880
Total	¥ 2,638	¥ 1,864	$ 26,459
Net balance			
Equipment	¥ 1,186	¥ 1,274	$ 11,901
Other	185	88	1,861
Total	¥ 1,372	¥ 1,362	$ 13,762

Lease obligations as of March 31, 2008 and 2007 consisted of the following

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Obligations:			
Due within one year	¥ 859	¥ 785	$ 8,616
Due after one year	582	647	5,842
Total	¥ 1,441	¥ 1,432	$ 14,458

For the fiscal years ended March 31, 2008 and 2007, total lease payments were ¥1,301 million (U.S.$13,051 thousand) and ¥909 million, assumed depreciation expenses were ¥1,203 million (U.S.$12,064 thousand) and ¥839 million, and assumed interest expenses were ¥47 million (U.S.$475 thousand) and ¥58 million, respectively.

Assumed depreciation expense is calculated using the straight-line method over the useful life of the respective leased assets with zero residual value. The difference between total lease payments and the assumed acquisition cost of leased assets is charged to assumed interest expense and is allocated to each fiscal year using the interest method.

AS LESSOR

Acquisition cost, accumulated depreciation and net balance of leased assets as of March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
Leased assets	2008	2007	2008
Acquisition cost:			
Equipment	¥ 446,978	¥ 437,458	$ 4,481,889
Other	82,901	78,470	831,259
Total	¥ 529,880	¥ 515,978	$ 5,313,148
Accumulated depreciation:			
Equipment	¥ 201,547	¥ 166,331	$ 2,020,932
Other	37,233	30,198	373,345
Total	¥ 238,781	¥ 196,529	$ 2,394,277
Net balance:			
Equipment	¥ 245,431	¥ 271,126	$ 2,460,957
Other	45,667	48,272	457,914
Total	¥ 291,099	¥ 319,398	$ 2,918,871

31. LEASE TRANSACTIONS (CONTINUED)

Future lease payment receivables as of March 31, 2008 and 2007 consisted of the following

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Future lease payment receivables:			
Due within one year	¥ 103,579	¥ 109,918	$ 1,038,597
Due after one year	196,682	224,660	1,972,148
Total	¥ 300,261	¥ 334,579	$ 3,010,745

For the fiscal years ended March 31, 2008 and 2007, total lease revenues were ¥131,336 million (U.S.$1,316,923 thousand) and ¥132,182 million, depreciation expenses were ¥103,103 million (U.S.$1,033,828 thousand) and ¥117,389 million, and assumed interest income was ¥14,791 million (U.S.$148,317 thousand) and ¥14,613 million, respectively

Depreciation expense is calculated using the straight-line method over the leasing period. The difference between total lease revenues and acquisition cost of leased assets is credited to assumed interest income and is allocated to each fiscal year using the interest method.

(b) Non-cancelable operating lease obligations as lessee and future lease payment receivables as lessor as of March 31, 2008 and 2007 consisted of the following

AS LESSEE

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Obligations:			
Due within one year	¥ 4,025	¥ 1,429	$ 40,368
Due after one year	5,530	4,270	55,453
Total	¥ 9,556	¥ 5,699	$ 95,821

AS LESSOR

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Future lease payment receivables:			
Due within one year	¥ 8,926	¥ 7,810	$ 89,505
Due after one year	9,888	7,704	99,148
Total	¥ 18,814	¥ 15,514	$ 188,653

32. SEGMENT INFORMATION

(A) BUSINESS SEGMENT INFORMATION

The Group is engaged in banking and other related activities such as trust, securities and other businesses. Business segment information, however, has not been presented as the percentage of the other activities is not material to the banking business

(B) GEOGRAPHIC SEGMENT INFORMATION

Since the proportion of business that the Group conducts in Japan exceeds 90% of operating income and total assets, geographic segment information is not presented

(C) FOREIGN OPERATING INCOME

Foreign operating income is comprised of income from transactions at overseas branches and consolidated overseas subsidiaries. The composition of the volume of such transactions for the Group did not reach 10% of its operating income, therefore foreign operating income information is not presented

33. INCOME TAXES

The Group is subject to a number of taxes based on income, such as corporation tax, inhabitant tax and enterprise tax, which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.7% for each of the fiscal years ended March 31, 2008 and 2007

A reconciliation of the actual effective tax rate with the normal effective statutory tax rate for the fiscal years ended March 31, 2008 and 2007 was as follows

	2008	2007
Normal effective statutory tax rate	40.7%	(40.7)%
Increase (decrease) in taxes resulting from:		
Permanently tax-exempt income	(3.5)	0.0
Amortization of goodwill	4.1	41.9
Minority interests in net income of subsidiaries	5.1	7.9
Other non-deductible expenses	0.7	0.7
Change in valuation allowance	(36.2)	(46.1)
Other	4.7	3.8
Actual effective tax rate	15.6%	(32.5)%

The tax effects of significant temporary differences and tax loss carryforwards, which resulted in deferred tax assets and liabilities, as of March 31, 2008 and 2007 were as follows

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Deferred tax assets:			
Tax loss carryforwards	¥ 132,237	¥ 160,913	$ 1,325,954
Reserve for credit losses	108,249	83,963	1,085,421
Reserve for losses on interest repayments	16,004	4,212	160,482
Net unrealized loss on securities available-for-sale	14,271	—	143,100
Securities	9,060	19,767	90,850
Deferred loss on derivatives under hedge accounting	6,170	5,181	61,868
Accrued employees' bonuses	5,929	5,172	59,454
Losses on impairment of premises and equipment	5,186	5,303	52,004
Reserve for retirement benefits	2,997	3,470	30,059
Deferred income on installment receivables	2,043	3,616	20,486
Other	30,687	40,318	307,710
Subtotal	332,837	336,915	3,337,388
Valuation allowance	(288,324)	(284,673)	(2,891,052)
Total deferred tax assets	44,513	52,236	446,336
Offset with deferred tax liabilities	(16,274)	(9,762)	(163,190)
Net deferred tax assets	¥ 28,238	¥ 42,474	$ 283,146
Deferred tax liabilities:			
Temporary differences due to application of overall fair value adjustments (mainly related to identified intangible assets)	¥ 9,871	¥ 8,692	$ 98,984
Net unrealized gain on securities available-for-sale	—	3,406	—
Deferred gain on derivatives under hedge accounting	9,428	1,670	94,544
Other	1,257	1,069	12,611
Total deferred tax liabilities	20,558	14,837	206,139
Offset with deferred tax assets	(16,274)	(9,762)	(163,190)
Net deferred tax liabilities	¥ 4,283	¥ 5,075	$ 42,949

The Bank had ¥42,318 million (U.S.$424,329 thousand) of tax loss carryforwards related to corporation tax as of March 31, 2008 The schedule of tax loss carryforwards and their expiration dates is as follows

	Amount		
Fiscal year ended March 31	Millions of yen	Thousands of U.S. dollars	Date of expiry
2003	¥ 42,318	$ 424,329	March 31, 2010

33. INCOME TAXES (CONTINUED)

In addition, other significant tax loss carryforwards of major subsidiaries are as follows

Subsidiary	Fiscal period ended	Millions of yen	Date of expiry
APLUS Co., Ltd.	March 31, 2005	¥ 157,722	March 31, 2012
	September 30, 2005	2,983	March 31, 2013
	March 31, 2006	4,663	March 31, 2013
	March 31, 2007	30,135	March 31, 2014
	March 31, 2008	10,449	March 31, 2015
	Total	¥ 205,953	
Showa Leasing Co., Ltd.	March 31, 2005	¥ 26,941	March 31, 2012
	March 31, 2007	10,018	March 31, 2014
	March 31, 2008	434	March 31, 2015
	Total	¥ 37,395	
Shinki Co., Ltd.	March 31, 2007	¥ 316	March 31, 2014
	March 31, 2008	20,044	March 31, 2015
	Total	¥ 20,360	

The Bank cannot include the tax loss carryforwards of APLUS, Showa Leasing and Shinki to its own tax loss carryforwards becaus[e] they are not wholly-owned subsidiaries and, therefore, cannot be included in the Bank's consolidated corporation tax return

34. OFF-BALANCE SHEET LENDING-RELATED FINANCIAL INSTRUMENTS

The Bank and certain of its consolidated subsidiaries issue commitments to extend credit and establish credit lines for overdrafts to meet the financing needs of their customers. The unfunded amounts of these commitments were ¥4,436,578 million (U.S.$44,485,894 thousand) and ¥4,456,538 million as of March 31, 2008 and 2007, out of which the amounts with original agreement terms of less than one year or which were cancelable were ¥4,064,765 million (U.S.$40,757,735 thousand) and ¥4,118,334 million as of March 31, 2008 and 2007, respectively. Since a large majority of these commitments expire without being drawn upon, the unfunded amounts do not necessarily represent future cash requirements. Many of such agreements include conditions granting the Bank and consolidated subsidiaries the right to reject the drawdown or to reduce the amount on the basis of changes in the financial circumstances of the borrower or other reasonable grounds.

In addition, the Bank obtains collateral when necessary to reduce credit risk related to these commitments

35. RELATED PARTY TRANSACTIONS

Related party transactions for the fiscal years ended March 31, 2008 and 2007 were as follows

Related party	Category	Description of the transactions	Amounts of the transactions			Balance at end of year		
			Millions of yen		Thousands of U.S. dollars	Millions of yen		Thousands of U.S. dollars
			2008	2007	2008	2008	2007	2008
Hillcot Re Limited*1	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Guarantee*8	¥ —	¥ —	$ —	¥397	¥462	$3,981
NIBC Bank Ltd*2	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Loan participation*9	456	139	4,572	570	139	5,715
NIBC Bank N.V.*3	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Commitment line*10	15,742	14,366	157,846	—	—	—
J.C. Flowers II L.P.*4	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Receipt of management fee*11	215	288	2,156	43	51	431
		Investment*12	4,172	4,423	41,833	—	—	—
		Dividend	1,686	—	16,906	—	—	—
Brampton Insurance Company Limited*5	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Redemption of investment*13	—	2,472	—	—	—	—
		Redemption of investment*14	—	1,310	—	—	—	—
Saturn I Sub (Cayman) Exempt Ltd.*6	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Third-Party Allotment*15	2,148	—	21,538	—	—	—
Saturn Japan II Sub C.V.*7	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Third-Party Allotment*15	2,334	—	23,403	—	—	—
Saturn Japan III Sub C.V.*7	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Third-Party Allotment*15	11,599	—	116,304	—	—	—
Saturn IV Sub LP*7	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Third-Party Allotment*15	33,917	—	340,088	—	—	—

Notes: (*1) The company is a wholly owned subsidiary of Hillcot Holdings Limited which is the affiliate of the Bank accounted for by the equity method.
(*2) NIBC Holding N.V. owns 100% of voting rights, and J.C. Flowers & Co. LLC, of which a director of the Bank, J. Christopher Flowers, serves as chairman, substantially controls NIBC holding N.V.
(*3) NIBC Holding N.V. indirectly owns 100% of voting rights, and J.C. Flowers & Co. LLC, of which a director of the Bank, J. Christopher Flowers, serves as chairman, substantially controls NIBC holding N.V.
(*4) The fund is operated by J.C. Flowers & Co. LLC, of which a director of the Bank, J. Christopher Flowers, serves as chairman.
(*5) The company is a wholly owned subsidiary of Hillcot Holdings Limited, of which a director of the Bank, J. Christopher Flowers, indirectly owns majority of voting rights, and is the affiliate of the Bank accounted for by the equity method. The former name was Aioi Insurance Company of Europe Limited.
(*6) The investment vehicle represented by J. Christopher Flowers, a director of the Bank.
(*7) The investment vehicle, of which a board member of the general partner is J. Christopher Flowers, a director of the Bank.
(*8) Even after the acquisition by Hillcot Holdings Limited, the seller continues to guarantee Hillcot Re Limited against contingent liability arising from reinsurance agreements which Hillcot Re Limited assumed, and the Bank guarantees the seller against the contingent payment to be made by Hillcot Re Limited. This is part of an agreement reached at the acquisition and a guarantee fee is not specified. The remaining period of the guarantee is 2 years.
(*9) Considering the market circumstances, the transaction was concluded with the general terms and conditions that are identical to ones with independent third parties. Commitment line established is U.S.$11 million and the transaction amount indicated herein is the amount of loan outstanding.
(*10) Considering the market circumstances, the transaction was concluded with the general terms and conditions that are identical to ones with independent third parties. The transaction amounts indicated herein are established commitment line amounts.
(*11) The management fee is determined based on proportion of investment amounts by limited liability partner.
(*12) The committed investment amounts are U.S.$[illegible] million based on the limited partnership agreement.
(*13) A part of reinsurance reserve for the purpose of merger and acquisition at Hillcot Holdings Limited was used for partial redemption of investment.
(*14) A part of investment was redeemed resulting from cancellation of treasury stocks et. [illegible] surplus.
(*15) Terms of third-party allotment
(1) Number of common shares to be issued: 117,647,059 shares
(2) Issue price: ¥425 per share
(3) Aggregate issue price: ¥50,000,000,075
(4) Amount to be appropriated into capital: ¥25,000,000,038
(5) Offering period: February 1, 2008
(6) Payment date: February 4, 2008
(7) Delivery date of new share certificates: February 5, 2008
(8) Allottees and allotted shares:
Saturn I Sub (Cayman) Exempt Limited: 5,056,452 shares
Saturn Japan II Sub C.V.: 5,492,130 shares
Saturn Japan III Sub C.V.: 27,292,674 shares
Saturn IV Sub LP: 79,805,803 shares

36. DERIVATIVE FINANCIAL INSTRUMENTS

PURPOSES

The Bank uses derivative financial instruments primarily to hedge risk for customers, to maximize the profit of its own trading account and to manage the potential risks in its own portfolios of assets and liabilities as a part of asset liability management.

RISK EXPOSURE

Derivative transactions may be subject to complex risk factors, including market risk, credit risk, liquidity risk, operational risk and legal risk. The Bank controls these risks under its risk management system. To manage market risk, the Bank uses Value-at-Risk ("VaR") modeling to quantify the maximum total exposure. In its internal model, the Bank measures the VaR based on one year's historical data and the assumptions of a ten-day holding period and a 99% confidence interval.

Also, to manage credit risk, the Bank utilizes the current exposure and potential exposure for derivatives, particularly for over-the-counter transactions such as swap contracts.

In addition, the fair value estimates for derivatives as of March 31, 2008 and 2007 were adjusted for credit risk by a reduction of ¥1,590 million (U.S.$15,950 thousand) and ¥1,270 million, respectively, and also adjusted for liquidity risk by a reduction of ¥3,856 million (U.S.$38,668 thousand) and ¥5,717 million, respectively, although the amounts of those risks are not reflected in the fair value shown in the tables below.

RISK MANAGEMENT SYSTEM

The Market Risk Management Division, which is independent of the front office, has the responsibility to manage the risk of the Group. This division controls the measurement of market risk on a daily basis, monitors the market risk status on both the banking and trading divisions and reports periodically to the management. Credit risk is also controlled by the unified credit line and major derivative products are dealt with within the established limits. Credit exposure is monitored accordingly and the Bank may require such things as collateral to reduce credit risk on a case-by-case basis.

It should be noted that the nominal contract value or notional principal amount is used in determining the value of receipts or payments of interest and as an indicator representative of the volume of transactions, but those values do not necessarily reflect such things as market risk or credit risk.

(A) INTEREST RATE-RELATED TRANSACTIONS

Interest rate-related transactions as of March 31, 2008 and 2007 were as follows:

	2008 Contract/Notional principal Total	2008 Contract/Notional principal Maturity over one year	2008 Fair value	2008 Unrealized gain (loss)	2007 Contract/Notional principal Total	2007 Contract/Notional principal Maturity over one year	2007 Fair value	2007 Unrealized gain (loss)
	Millions of yen							
Future contracts (listed):								
Sold	¥ 21,230	¥ —	¥ (2)	¥ (2)	¥ 66,672	¥ 673	¥ 2	¥ 2
Bought	20,159	—	54	54	48,334	—	14	14
Interest rate options (listed):								
Sold	—	—	—	—	—	—	—	—
Bought	—	—	—	—	—	—	—	—
Interest rate swaps (over-the-counter):								
Receive fixed and pay floating	5,856,476	5,221,639	100,670	100,670	5,454,666	4,857,923	(10,310)	(10,310)
Receive floating and pay fixed	4,316,438	3,498,017	(62,627)	(62,627)	4,085,929	3,086,394	(789)	(789)
Receive floating and pay floating	554,314	497,389	1,523	1,523	496,769	278,105	2,785	2,785
Receive fixed and pay fixed	—	—	—	—	—	—	—	—
Interest rate swaptions (over-the-counter):								
Sold	2,300,955	2,086,391	(23,860)	644	2,024,726	1,935,214	(18,169)	4,623
Bought	2,680,731	2,479,847	(3,401)	(16,261)	2,692,636	2,478,374	38,764	28,651
Interest rate options (over-the-counter):								
Sold	118,604	101,500	(292)	1,762	210,364	131,413	(261)	2,528
Bought	144,731	104,826	129	(1,305)	249,709	152,321	221	(1,230)
Total			¥ 12,191	¥ 24,458			¥ 12,257	¥ 26,280

	2008 Contract/Notional principal Total	2008 Contract/Notional principal Maturity over one year	2008 Fair value	2008 Unrealized gain (loss)
	Thousands of U.S. dollars			
Future contracts (listed):				
Sold	$ 212,878	$ —	$ (29)	$ (29)
Bought	202,142	—	544	544
Interest rate options (listed):				
Sold	—	—	—	—
Bought	—	—	—	—
Interest rate swaps (over-the-counter):				
Receive fixed and pay floating	58,723,321	52,357,763	1,009,426	1,009,426
Receive floating and pay fixed	43,281,247	35,074,875	(627,970)	(627,970)
Receive floating and pay floating	5,558,149	4,987,358	15,278	15,278
Receive fixed and pay fixed	—	—	—	—
Interest rate swaptions (over-the-counter):				
Sold	23,071,850	20,920,395	(239,253)	6,463
Bought	26,879,891	24,865,616	(34,112)	(163,056)
Interest rate options (over-the-counter):				
Sold	1,189,256	1,017,753	(2,937)	17,677
Bought	1,451,237	1,051,102	1,295	(13,089)
Total			$ 122,242	$ 245,244

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Fair Values

The fair values of listed transactions represent the closing price on the Tokyo Financial Exchange and other exchanges at the consolidated balance sheet date. The fair values of over-the-counter transactions are calculated mainly by using the discounted present values or option pricing models.

(B) CURRENCY-RELATED TRANSACTIONS

Currency-related transactions as of March 31, 2008 and 2007 were as follows:

	2008 Contract/Notional principal Total	2008 Contract/Notional principal Maturity over one year	2008 Fair value	2008 Unrealized gain (loss)	2007 Contract/Notional principal Total	2007 Contract/Notional principal Maturity over one year	2007 Fair value	2007 Unrealized gain (loss)
	Millions of yen							
Currency swaps (over-the-counter)	¥ 1,396,215	¥ 1,080,349	¥ 48	¥ 48	¥ 1,162,620	¥ 990,613	¥ 22,633	¥ 22,633
Forward foreign exchange contracts (over-the-counter):								
Sold	1,943,511	487,086	69,279	69,279	1,064,019	234,304	(16,593)	(16,593)
Bought	1,144,628	571,340	(58,823)	(58,823)	622,873	333,651	22,233	22,283
Currency options (over-the-counter):								
Sold	7,512,260	2,843,495	(224,691)	(68,213)	2,230,954	985,096	(51,526)	3,652
Bought	7,834,728	3,464,147	241,793	93,213	2,564,734	1,157,296	49,334	4,945
Total			¥ 27,606	¥ 35,505			¥ 26,130	¥ 37,121

	2008 Contract/Notional principal Total	2008 Contract/Notional principal Maturity over one year	2008 Fair value	2008 Unrealized gain (loss)
	Thousands of U.S. dollars			
Currency swaps (over-the-counter)	$ 13,999,952	$ 10,832,745	$ 488	$ 488
Forward foreign exchange contracts (over-the-counter):				
Sold	19,487,734	4,884,053	694,673	694,673
Bought	11,477,273	5,728,869	(589,825)	(589,825)
Currency options (over-the-counter):				
Sold	75,326,072	28,511,935	(2,252,998)	(683,982)
Bought	78,559,400	34,735,256	2,424,476	934,663
Total			$ 276,814	$ 356,017

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income. Fund swap transactions and currency swap transactions for which hedge accounting was adopted in accordance with Industry Audit Committee Report No. 25 of the JICPA were excluded from the table above.

(2) Fair Values

The fair values are calculated mainly by using the discounted present values or option pricing models.

(C) EQUITY-RELATED TRANSACTIONS

Equity-related transactions as of March 31, 2008 and 2007 were as follows

	Millions of yen							
	2008				2007			
	Contract/Notional principal				Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Equity index futures (listed):								
Sold	¥ 20,238	¥ —	¥ (893)	¥ (893)	¥ 1,924	¥ —	¥ (31)	¥ (31)
Bought	—	—	—	—	65,740	—	444	444
Equity index options (listed):								
Sold	—	—	—	—	—	—	—	—
Bought	52	—	34	(17)	3,353	—	43	26
Equity options (over-the-counter):								
Sold	281,014	69,306	(18,574)	(3,307)	230,724	42,843	(16,587)	(4,216)
Bought	245,675	68,872	19,660	1,571	108,836	25,052	11,930	4,548
Equity index swaps (over-the-counter):								
Receive index and pay floating	—	—	—	—	—	—	—	—
Receive floating and pay index	1,000	1,000	95	95	1,000	1,000	52	52
Other (over-the-counter):								
Sold	24,999	24,999	(4,587)	(4,587)	21,418	21,418	(728)	(728)
Bought	162,484	160,321	19,718	19,696	163,711	162,139	3,687	3,563
Total			¥ 15,453	¥ 12,557			¥ (1,190)	¥ 3,658

	Thousands of U.S. dollars			
	2008			
	Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Equity index futures (listed):				
Sold	$ 202,938	$ —	$ (8,959)	$ (8,959)
Bought	—	—	—	—
Equity index options (listed):				
Sold	—	—	—	—
Bought	524	—	347	(178)
Equity options (over-the-counter):				
Sold	2,817,752	694,940	(186,251)	(33,160)
Bought	2,463,404	690,586	197,137	15,762
Equity index swaps (over-the-counter):				
Receive index and pay floating	—	—	—	—
Receive floating and pay index	10,027	10,027	955	955
Other (over-the-counter):				
Sold	250,674	250,674	(45,999)	(45,999)
Bought	1,629,244	1,607,551	197,723	197,498
Total			$ 154,953	$ 125,919

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Fair Values

The fair values of listed transactions represent the closing price on the Tokyo Stock Exchange and other exchanges at the consolidated balance sheet date. The fair values of over-the-counter transactions are calculated mainly by using the discounted present values or option pricing models.

(D) BOND-RELATED TRANSACTIONS

Bond-related transactions as of March 31, 2008 and 2007 were as follows

	Millions of yen							
	2008				2007			
	Contract/Notional principal				Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Bond futures (listed):								
Sold	¥ 3,997	¥ —	¥ 3	¥ 3	¥ 3,622	¥ —	¥ 0	¥ 0
Bought	4,583	—	29	29	8,422	—	(6)	(6)
Bond futures options (listed):								
Sold	—	—	—	—	—	—	—	—
Bought	—	—	—	—	13,400	—	57	3
Total			¥ 32	¥ 32			¥ 51	¥ (2)

	Thousands of U.S. dollars			
	2008			
	Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Bond futures (listed):				
Sold	$ 40,083	$ —	$ 33	$ 33
Bought	45,959	—	291	291
Bond futures options (listed):				
Sold	—	—	—	—
Bought	—	—	—	—
Total			$ 324	$ 324

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Fair Values

The fair values of listed transactions represent the closing price on the Tokyo Stock Exchange and other exchanges at the consolidated balance sheet date.

(E) CREDIT DERIVATIVES TRANSACTIONS

Credit derivatives transactions as of March 31, 2008 and 2007 were as follows

	Millions of yen							
	2008				2007			
	Contract/Notional principal				Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Credit default option (over-the-counter):								
Sold	¥ 1,554,106	¥ 1,479,096	¥ (33,142)	¥ (49,042)	¥ 1,026,477	¥ 997,004	¥ 21,457	¥ 3,239
Bought	1,516,835	1,365,653	57,261	57,261	1,075,426	1,047,060	(4,351)	(4,351)
Total			¥ 24,119	¥ 8,219			¥ 17,106	¥ (1,112)

	Thousands of U.S. dollars			
	2008			
	Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Credit default option (over-the-counter):				
Sold	$ 15,583,135	$ 14,831,009	$ (332,318)	$ (491,752)
Bought	15,209,422	13,693,505	574,167	574,167
Total			$ 241,849	$ 82,415

36. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

CONSOLIDATED

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Fair Values:
The fair values are calculated by using the discounted present values or other models.

(3) "Sold" stands for accepting credit risk and "Bought" stands for transferring credit risk.

37. NET INCOME PER COMMON SHARE

CONSOLIDATED

A reconciliation of the differences between basic and diluted net income per common share ("EPS") for the fiscal year ended March 31, 2008 is as follows:

	Net income (Millions of yen)	Weighted average shares (Thousands)	EPS (Yen)	EPS (U.S. dollars)
For the fiscal year ended March 31, 2008:				
Basic EPS				
Net income available to common shareholders	¥ 59,624	1,529,530	¥ 38.98	$ 0.39
Effect of dilutive securities				
Preferred stock	484	322,815		
Diluted EPS				
Net income for computation	¥ 60,108	1,852,346	¥ 32.44	$ 0.33

Diluted net income per share for the fiscal year ended March 31, 2007 was not disclosed because of the Group's net loss position.

38. SUBSEQUENT EVENTS

CONSOLIDATED

(A) SALE OF PROPERTY OWNED BY A SUBSIDIARY

On May 14, 2008 the Bank agreed to sell its Meguro Production Center together with the land for ¥19,200 million ($192,520 thousand). The Bank has entered into a lease contract with the purchaser, an affiliate of the Lone Star Real Estate Fund, which will allow it to remain in the building until March 2011.

This sale, which closed on May 30, 2008, allows the Bank to carry out its intention to relocate the Production center as a part of the Bank's ongoing effort to realign its operations and improve efficiency.

A gain on disposal of premises and equipment of approximately ¥10,200 million (U.S.$102,276 thousand) will be recognized in the fiscal year ending March 31, 2009. In addition, restoration and other costs associated with the future relocation will be estimated and recognized.

(B) DIVIDENDS

The following appropriation of retained earnings of the Bank for the fiscal year ended March 31, 2008 was approved at the Board of Directors meeting held on May 14, 2008.

	Millions of yen	Thousands of U.S. dollars
Common share (¥2.94 per share)	¥ 5,773	$ 57,895

(C) SHARES

At the Board of Directors' meeting held on May 14, 2008, the Bank resolved to submit a proposal at the annual general meeting of shareholders to be held on June 25, 2008, to amend the Articles of Incorporation to increase the aggregate number of common shares which the Bank shall have the authority to issue to 4,000,000 thousand shares.

INDEPENDENT AUDITORS' REPORT

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: [illegible]
Fax: [illegible]
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Shinsei Bank, Limited:

We have audited the accompanying consolidated balance sheets of Shinsei Bank, Limited (the "Bank") and consolidated subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of operations, changes in equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank and consolidated subsidiaries as of March 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 20, 2008

Member of
Deloitte Touche Tohmatsu

NON-CONSOLIDATED BALANCE SHEETS (UNAUDITED)

Shinsei Bank, Limited
As of March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note)
	2008	2007	2008
ASSETS			
Cash and due from banks	¥ 272,940	¥ 190,003	$ 2,736,796
Call loans	—	43,100	—
Receivables under resale agreements	2,014	—	20,200
Collateral related to securities borrowing transactions	13,850	11,050	138,877
Other monetary claims purchased	161,344	69,856	1,617,812
Trading assets	275,136	284,137	2,758,814
Monetary assets held in trust	606,018	687,346	6,076,593
Securities	2,300,303	2,062,064	23,065,309
Valuation allowance for investments	(3,370)	(15,908)	(33,798)
Loans and bills discounted	5,356,363	5,075,281	53,708,647
Foreign exchanges	17,852	15,047	179,010
Other assets	577,856	325,654	5,794,214
Premises and equipment	20,895	20,768	209,516
Intangible assets	14,560	13,475	146,000
Deferred discounts on and issuance expenses for debentures	125	103	1,259
Deferred tax assets	14,697	35,559	147,373
Customers' liabilities for acceptances and guarantees	11,746	18,357	117,784
Reserve for credit losses	(93,662)	(106,977)	(939,161)
Total assets	¥ 9,548,673	¥ 8,728,921	$ 95,745,245
LIABILITIES AND EQUITY			
Liabilities:			
Deposits, including negotiable certificates of deposit	¥ 5,865,130	¥ 5,471,462	$ 58,810,095
Debentures	663,134	703,908	6,649,298
Call money	632,117	692,792	6,338,284
Collateral related to securities lending transactions	148,421	8,333	1,488,232
Trading liabilities	203,716	87,361	2,042,682
Borrowed money	304,078	276,760	3,049,019
Foreign exchanges	269	397	2,706
Corporate bonds	519,902	562,457	5,213,100
Other liabilities	450,643	237,614	4,518,631
Accrued employees' bonuses	10,341	9,850	103,694
Reserve for retirement benefits	1,554	756	15,583
Reserve for loss on disposition of premises and equipment	4,913	—	49,269
Acceptances and guarantees	11,746	18,357	117,784
Total liabilities	8,815,970	8,070,054	88,398,377
Equity:			
Capital stock:			
Common stock	476,296	291,853	4,775,864
Preferred stock	—	159,443	—
Capital surplus	43,558	18,558	436,763
Stock acquisition rights	1,257	517	12,612
Retained earnings:			
Legal reserve	9,880	9,266	99,077
Unappropriated retained earnings	307,395	257,878	3,082,277
Unrealized gain (loss) on available-for-sale securities	(35,024)	4,181	(351,196)
Deferred gain (loss) on derivatives under hedge accounting	1,896	(10,275)	19,013
Treasury stock, at cost	(72,557)	(72,555)	(727,542)
Total equity	732,703	658,866	7,346,868
Total liabilities and equity	¥ 9,548,673	¥ 8,728,921	$ 95,745,245

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥99.73=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2008.

NON-CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

Shinsei Bank, Limited
For the fiscal years ended March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note)
	2008	2007	2008
Interest income:			
Interest on loans and bills	¥ 111,601	¥ 75,567	$ 1,119,040
Interest and dividends on securities	76,969	40,427	771,777
Interest on deposits with banks	4,695	3,668	47,085
Other interest income	6,536	9,382	65,542
Total interest income	199,803	129,046	2,003,444
Interest expenses:			
Interest on deposits, including negotiable certificates of deposit	48,019	34,453	481,491
Interest and discounts on debentures	3,398	3,009	34,074
Interest on other borrowings	18,718	7,790	187,692
Interest on corporate bonds	24,564	20,776	246,309
Other interest expenses	6,293	11,503	63,103
Total interest expenses	100,993	77,534	1,012,669
Net interest income	98,809	51,512	990,775
Fees and commissions income	27,459	28,198	275,334
Fees and commissions expenses	15,960	13,164	160,039
Net fees and commissions	11,498	15,033	115,295
Net trading income	6,990	14,903	70,095
Other business income, net:			
Income on monetary assets held in trust, net	37,339	30,767	374,405
Net gain (loss) on foreign exchanges	(727)	9,171	(7,295)
Net gain (loss) on securities	(13,822)	13,274	(138,603)
Net gain on other monetary claims purchased	223	575	2,238
Other, net	956	(7,152)	9,595
Net other business income	23,969	46,636	240,340
Total revenue	141,268	128,085	1,416,505
General and administrative expenses:			
Personnel expenses	34,023	30,644	341,154
Premises expenses	11,708	11,281	117,401
Technology and data processing expenses	10,669	10,006	106,986
Advertising expenses	3,120	3,130	31,289
Consumption and property taxes	4,274	3,594	42,866
Deposit insurance premium	3,431	2,835	34,408
Other general and administrative expenses	18,452	16,373	185,027
Total general and administrative expenses	85,681	77,865	859,131
Net business profit	55,586	50,220	557,374
Net credit costs (recoveries)	20,552	(199)	206,080
Other gains (losses), net	23,282	(105,434)	233,456
Income (loss) before income taxes	58,317	(55,015)	584,750
Income taxes (benefit):			
Current	(7,666)	(2,779)	(76,876)
Deferred	12,780	(10,276)	128,146
Net income (loss)	¥ 53,203	¥ (41,960)	$ 533,480

	Yen		U.S. dollars (Note)
Basic net income per common share	¥ 34.46	¥ (32.14)	$ 0.35
Diluted net income per common share	28.72	—	0.29

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥99.73=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2008.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

Shinsei Bank, Limited
For the fiscal years ended March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note)
	2008	2007	2008
Common stock:			
Balance at beginning of year	¥ 291,853	¥ 180,853	$ 2,926,439
Issuance of new shares of common stock	25,000	—	250,677
Conversion from preferred stock	159,443	111,000	1,598,748
Balance at end of year	476,296	291,853	4,775,864
Preferred stock:			
Balance at beginning of year	159,443	270,443	1,598,748
Conversion into common stock	(159,443)	(111,000)	(1,598,748)
Balance at end of year	—	159,443	—
Capital surplus:			
Balance at beginning of year	18,558	18,558	186,086
Issuance of new shares of common stock	25,000	—	250,677
Balance at end of year	43,558	18,558	436,763
Stock acquisition rights:			
Balance at beginning of year	517		5,188
Net change during the year	740	517	7,424
Balance at end of year	1,257	517	12,612
Retained earnings:			
Legal reserve:			
Balance at beginning of year	9,266	7,777	92,916
Transfer from unappropriated retained earnings	614	1,489	6,161
Balance at end of year	9,880	9,266	99,077
Unappropriated retained earnings:			
Balance at beginning of year	257,878	372,749	2,585,761
Appropriation:			
Transfer to legal reserve	(614)	(1,489)	(6,161)
Dividends paid	(3,072)	(7,443)	(30,803)
Net income (loss)	53,203	(41,960)	533,480
Disposal of treasury stock	—	(15)	—
Retirement of treasury stock	—	(63,963)	—
Balance at end of year	307,395	257,878	3,082,277
Unrealized gain (loss) on available-for-sale securities:			
Balance at beginning of year	4,181	2,670	41,927
Net change during the year	(39,206)	1,510	(393,123)
Balance at end of year	(35,024)	4,181	(351,196)
Deferred gain (loss) on derivatives under hedge accounting:			
Balance at beginning of year	(10,275)		(103,037)
Net change during the year	12,172	(10,275)	122,050
Balance at end of year	1,896	(10,275)	19,013
Treasury stock, at cost:			
Balance at beginning of year	(72,555)	(6)	(727,523)
Purchase of treasury stock	(1)	(136,673)	(19)
Disposal of treasury stock	—	160	—
Retirement of treasury stock	—	63,963	—
Balance at end of year	(72,557)	(72,555)	(727,542)
Total equity	¥ 732,703	¥ 658,866	$ 7,346,868

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥99.73=US$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2008.

BASEL II PILLAR III (MARKET DISCIPLINE) DISCLOSURE

This section describes the information consistent with the Japanese FSA Notification Number 15, based on Article 19.2.1.5.d of the Bank Law Enforcement Rule (Refer to Ministry of Finance Ordinance Number 10), herein referred to as Basel II Pillar III, issued on March 23, 2007. The Accord in this section refers to the Japanese FSA Notification Number 19, herein referred to as Basel II Pillar I, issued on March 27, 2006.

QUALITATIVE DISCLOSURE

1. SHINSEI BANK'S APPROACH TO RISK CAPITAL MANAGEMENT

As part of its comprehensive risk management, Shinsei Bank (the "Bank"), at the start of its fiscal year, determines a Risk Capital budget in consideration of its regulatory capital. This Risk Capital budget is allocated to each business line and monitored. Each month the Management Committee receives a report on the amount of Risk Capital used and the relevant regulatory capital. In this way, senior management can monitor and assess the availability of capital to support current and future activities. At least once a year, the Bank performs stress tests on its estimates of Risk Capital and regulatory capital.

The Bank's current portfolio analysis indicates that there is sufficient capital to support its current activities. The Bank is organized to take action through active credit portfolio management to further optimize capital usage.

- Regulatory capital is calculated for both consolidated and non-consolidated subsidiaries. The Bank's investments in non-consolidated subsidiaries are deducted from Shinsei Bank's regulatory capital.
- In accordance with the Accord's Article 38, the Bank Group's two foreign special purpose companies, which issued preferred securities, are included in the calculation of the non-consolidated capital ratio.

2. CHARACTERIZATION OF BANK SUBSIDIARIES

As of March 31, 2008, there were 104 consolidated subsidiaries and 100 unconsolidated subsidiaries. Seventy seven of these unconsolidated subsidiaries are subsidiaries of Showa Leasing Co., Ltd. The majority of the Showa Leasing subsidiaries are partnerships set up to accommodate leveraged leases.

Among the consolidated subsidiaries, the primary operating companies were:

- Shinsei Trust & Banking Co., Ltd. (trust banking)
- Shinsei Securities Co., Ltd. (securities)
- APLUS Co., Ltd. (installment credit)
- Showa Leasing Co., Ltd. (leasing)
- SHINKI Co., Ltd. (consumer financing)

3. TYPES OF CAPITAL INSTRUMENTS

The Bank has issued common shares, preferred shares, preferred securities, perpetual subordinated bonds and loans, and dated subordinated bonds and loans. Please see "Management Discussion and Analysis of Financial Condition and Results of Operations - Capital Ratios" on page 56 for details on the amount outstanding for each type of capital instrument.

4. CREDIT RISK MANAGEMENT POLICIES AND PROCEDURES

DEFINITION OF CREDIT RISK

Credit risk is defined as the risk of an obligor or counterparty failing to meet its obligations as specified in a transaction agreement. In the case of a loan, credit risk arises from the obligor becoming unable to pay its contractual spread and ultimately finding itself unable to repay the loan principal. Credit risk is found in a variety of transactions across the Bank's portfolio including not only loans, bonds and financial guarantees, but also the risk of a counterparty in a derivative transaction becoming unable to meet its obligations. Credit risk constitutes the largest risk to which the Bank is exposed. The Bank has invested in systems to facilitate credit risk management across its portfolio. As the Bank integrates new subsidiaries and new asset classes into its portfolio, these systems are expanded to accommodate new exposures added to the Bank's portfolio.

CREDIT RISK MANAGEMENT SYSTEM

The Bank's credit risk policies and systems focus on strategic portfolio management, including:

- Assisting management in building a portfolio with a satisfactory return per unit of risk,
- Managing concentration risk that may arise from excessive exposure to particular products or sectors,
- Estimating expected loss as a guide for determining reserve levels against expected portfolio losses,
- Determining how much capital to hold in the event of unexpected, extreme loss, and
- Facilitating stress testing to evaluate the portfolio's strength

In order to achieve these stated goals, the Bank has established guidelines for managing credit risk as outlined in Shinsei Bank's Core Credit Policies and Procedures.

The credit risk management process focuses on both specific transactions and on groups of specific exposures as portfolios. We will consider each component of this process below.

CREDIT RISK MANAGEMENT OF SPECIFIC TRANSACTIONS

(1) Organization and Systems

An essential characteristic of an effective process for managing credit risk of specific transactions is the development of an evaluation and monitoring system that covers the entire life-cycle of a transaction. This includes identification of a transaction opportunity, approval for granting credit, monitoring after disbursement, action in the event of deterioration, and repayment or termination of the obligation.

Once a corporate loan transaction opportunity has been identified, the approval process begins. Based on the size and nature of the transaction, the Bank's rules stipulate whether approval will be given by the Risk Management Group, the Credit Committee (CC), or the Risk Investment Committee (RIC). A joint-approval system is employed in these committees to enhance objectiveness and transparency of the approval processes. The Internal Audit Division regularly evaluates these credit-related operations. In this way, the business promotion sections, the credit risk management sections, and the audit sections operate independently, ensuring that checks and balances are maintained throughout the Bank.

The RIC also makes decisions on investment transactions. The Bank makes use of the most appropriate and effective risk management approaches available, and has developed the skills and systems necessary to manage these investment transactions in accordance with the Bank's risk policies.

Structured products and other investments are handled in accordance with a process based on Product Programs. A Product Program is defined as a series of financial transactions that are intended to be accumulated as a portfolio based on criteria determined in advance, including purpose, standards, size limits on facilities to be used, expected return and risks, promotion strategy, management approach, method of assessing and monitoring risks, approval authority and exit strategy based on scenarios. The RIC approves all Product Programs.

(2) Obligor Rating System

For corporate exposures, the Bank uses an internal obligor rating system with the following characteristics:

- A model is used to ensure a high level of discriminatory power
- Qualitative factors are incorporated
- Methodology is consistent with ratings issued by external rating agencies
- Consolidated financial statements are incorporated
- Ratings are consistent across industries

The Bank's credit model is designed, based on a set of data, to calculate obligor ratings that are consistent with external agency ratings. The quantitatively-derived ratings are then adjusted to account for various qualitative factors. The final determination of a rating is made by the Credit Ratings Committee (CRC). This approach ensures transparency as the details of the process must be understood and approved by members of the CRC. Those ratings are also consistent with the obligor categorizations determined by self assessments.

The Bank's internal obligor ratings are fundamental to the credit approval process, the credit risk monitoring process, and credit portfolio management. In addition to obligor ratings, the Bank determines facility ratings, taking specific characteristics of the transaction into account, based on the potential loss of each transaction.

Since January 2007, a obligor rating system and facility rating system similar to those adopted in the Bank have been introduced in the analysis of major customers of lease receivables at Showa Leasing.

(3) Pool Classification

Given the large number of retail exposures, the Bank pools these exposures based on characteristics that create reasonably homogeneous sub-portfolios of borrowers. In this way, the Bank conducts timely and regular analysis of both sub-portfolios of exposures as well as the entire Bank Group's portfolio. The principal retail exposures to which pool classification is applied are housing loans originated by the Bank itself, the installment credit receivables of APLUS, and small-lot leasing transactions of Showa Leasing.

PORTFOLIO-BASED CREDIT RISK MANAGEMENT

The accumulation of a portfolio of exposures creates the possibility of concentration risk. The Portfolio and Risk Management Division (PRMD) analyzes such risks and monitors the diversification of the portfolio. Diversification is analyzed across industries, ratings, customer types, and corporate groups. Each month PRMD prepares a report for management on the Bank Group's portfolio as well as on obligor ratings transition factors. On a quarterly basis, PRMD submits to the RIC a comprehensive report concerning the Bank Group's portfolio including analysis of the factors driving diversification.

PRINCIPAL "CREDIT RISK MANAGEMENT STANDARDS"

For Basel II, the Foundation Internal Ratings-Based Approach (F-IRB) has been adopted by the Bank for calculation of credit risk-weighted assets. In accordance with this approach, the Bank established "Credit Risk Management Standards," which document the framework. This documentation also covers the details of the Bank's internal rating system, which covers rating design and operation, internal control, use of internal rating and risk quantification.

Those Standards contain "Shinsei Bank's Core Credit Policies," describing basic principles of the Bank's internal rating system. In addition, these Standards provide the details of management policy and procedures in the form of specific rules for each group of exposures in the portfolio.

INTERNAL CONTROL ROLES AND RESPONSIBILITIES

The Bank Group's internal control system for credit risk management has been set up in accordance with current regulations.

(1) Credit Risk Management

The risk management sections of the Bank and its subsidiaries undertake the roles and responsibilities for the Bank's management of credit risk. Functions are divided into Credit Risk Management Sections, responsible for the management of each asset category, and the Credit Risk Control Section (a section specified in the Risk Management Group of the Bank), responsible for management across asset categories.

(2) The Board of Directors and the Management Committee

As the Bank is a "Company with Committees" (*iinkai setchi gaisha*), the authority to execute business operations is delegated to the Management Committee. The Management Committee makes operational business decisions. Specifically, the Management Committee grants approval for the establishment, revision and repeal of fundamental rules governing the design and operations of the Bank's internal rating system as well as the estimation and validation of parameters used in this system.

(3) Overall Executive Oversight

The Representative Executive Officers, Chief Financial Officer (CFO) and Group Head of Risk Management undertake this role and responsibility.

(4) Daily Operational Executive Oversight

The Group Head of Risk Management undertakes this role and responsibility.

(5) Audit Section

At least once a year, the Internal Audit Section evaluates the Bank's internal rating system and ensures the system is in compliance with existing regulations.

APPLICATION OF THE INTERNAL RATING SYSTEM

The Bank uses its own internal rating systems for portfolios to which the F-IRB Approach are applied. These items are listed in the "Exhibit" for each portfolio.

The internal rating system is applied to corporate and retail exposures as categorized below. The rules for applying the internal rating system are part of the Bank's overall "Credit Risk Management Standards."

(1) Corporate Exposure

- Corporate exposure
- Financial institution exposure
- Sovereign exposure
- Non-recourse real estate loans (specialized lending using slotting criteria)
- Credit trading claims
- Claims not subject to pool management
- Claims against individuals for the purpose of funding a business
- Claims against a business with exposure after "aggregation" (*nayose*) on a consolidated basis of ¥100 million or more

(2) Retail Exposure

Retail exposures are defined as:

- Exposures subject to pool management
- Claims against an individual (except for a claim for the purpose of funding business operations), or claims against a corporation (including an individual with the purpose of funding a business) with an outstanding amount of less than ¥100 million after the "aggregation" (*nayose*) on a consolidated basis

Features of these products and credit analysis standards

may vary between the Bank and its subsidiaries. As such, specific pool classification systems for each product are applied at each entity, in accordance with established guidelines.

ESTIMATION AND VALIDATION OF PARAMETERS

The approach for estimation and validation of parameters such as Probability of Default (PD), Loss Given Default (LGD), and Exposure at Default (EAD) is set forth in "Credit Risk Management Standards." Ratings, pool classifications and estimated parameters are also used for internal control. Depending on the specific characteristics of the Bank Group's portfolios, the parameters used for internal control may differ from the parameters used in the course of calculating the regulatory capital ratio of the Bank Group. The existence of differences and the rationale for such differences is stated in the guidelines for parameter estimation and validation.

STRESS TESTS

Specific implementation guidelines are established for stress tests used in the assessment of capital adequacy, and credit risk stress tests to assess the effect of certain specific conditions on the Bank's regulatory capital requirements. Stress test results are reported to senior management at least once a year.

RESERVE POLICY

A reserve for credit losses of the Bank and its subsidiaries is provided as detailed below, pursuant to the predetermined internal rules for providing such reserves according to the obligor categorizations based on the self assessment of their assets.

A general reserve for claims against normal obligors, need-caution obligors and substandard obligors is provided based on the specific actual past loss experience.

A specific reserve for claims to possibly bankrupt, virtually bankrupt and legally bankrupt obligors is provided based on the full amount of the unsecured, un-guaranteed portion of the respective claims after a solvency assessment.

For claims against obligors that are possibly bankrupt (that is, those that are not presently bankrupt but are likely to go bankrupt in the future), a specific reserve is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims against obligors that are legally bankrupt (due to bankruptcy and special liquidation) or virtually bankrupt, a specific reserve is provided based on the amount of claims, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

The reserve for loans to restructuring countries is provided based on the amount of expected losses due to the political and economic situation in each country.

Additionally, with regard to claims against possibly bankrupt obligors and substandard obligors, a reserve is provided based on the discounted cash flow method when the obligor's future cash flows for debt service are reasonably estimable and the balance of claims to such obligors is large.

TRANSITION PLAN FOR MOVING A PORTION OF THE BANK'S PORTFOLIO, WHICH HAS NOT YET APPLIED F-IRB, FROM THE STANDARDIZED APPROACH TO THE F-IRB APPROACH

The F-IRB Approach will be applied at a future date to the one portfolio and three entities listed below. Currently, this portfolio and the portfolio of these three entities are considered to be comprised of "roll-out" exposures. The Bank follows the Standardized Approach for evaluating these exposures.

(1) Residential mortgages at the Bank, because this business started in 2003, the Bank has not collected enough historical default data (especially for estimation of LGD) for F-IRB calculation. Once the Bank has collected sufficient historical default data (in four years), IRB (retail) will be applied to this portfolio.

(2) Zen-Nichi-Shinpan, a subsidiary consolidated to Shinsei in fiscal year 2005. To secure historical data for a longer period and to further develop its internal rating system, the Bank Group plans to apply IRB (retail) for this subsidiary two years from now.

(3) Shinki, a subsidiary consolidated to Shinsei in fiscal year 2007. To secure historical data for a longer period and to further develop its internal rating system, the Bank Group plans to apply IRB (retail) for this subsidiary three years from now.

(4) S.S. Solutions, a subsidiary consolidated to Shinsei in fiscal year 2007. Detailed roll-out plan to adopt IRB (retail) will be finalized based on its strategy for data maintenance/internal rating system design.

In the case of portfolios to which the Standardized Approach is applied, the Bank will use ratings from the following qualified rating agencies to determine exposure risk weights:

S&P, Moody's, Fitch, R&I and JCR

QUALITATIVE DISCLOSURE (CONTINUED)

CREDIT RISK MITIGATION POLICIES AND PROCEDURES

(1) Policies and framework for mitigating credit risk

The Bank mitigates credit exposure with collateral and guarantees to reduce the credit risk of obligors. The Bank has a clear framework regarding methods for mitigating credit risk. Basic procedures and descriptions of controls, as well as types of standard collateral, guarantees necessary in granting credit, evaluation methods for different types of credit and collateral, possible "haircuts" to collateral and regular revaluation of collateral, are stipulated in the Bank's credit procedures.

(2) Controls concerning overall methods to mitigate credit risk

The Bank uses net exposure for capital calculations after netting deposit and loan claims. All collateral and guarantees are registered in a dedicated system. The information is linked to obligor and credit account data. Collateral and guarantees are revalued at least once a year. Perfection of security interest, currency, date and correlation between collateral and counterparty are checked. The Bank uses credit derivatives for credit risk mitigation in required regulatory capital calculations as active credit portfolio management.

(3) Eligible financial asset collateral

Financial asset collateral types are defined by the Bank to include deposits, fixed income securities, equities and commercial paper.

(4) Eligible collateralized claims

Collateral types in this category include commercial bills, rights to claim return of security deposits, rights to claim return of construction funds, loan receivables, leasing and sales installment receivables and beneficial interests in trust.

(5) Eligible real estate collateral

Collateral types in this category include land and buildings, plants and foundations including industrial foundations.

(6) Other asset-backed collateral

Eligible other asset-backed collateral is defined by the Bank as aircraft and ships.

(7) Guarantees

Guarantors are classified into the following categories: governments, central banks, municipalities, public institutions, credit guarantee associations, banks, general business entities and individuals.

5. POLICIES AND PROCEDURES FOR COUNTERPARTIES OF DERIVATIVE PRODUCT AND TRANSACTIONS WITH LONG-HORIZON SETTLEMENT PERIODS

COUNTERPARTY RISK

Credit risk arising from market trading, such as derivatives, is controlled based on fair market value and estimation of future price volatility.

ALLOCATION OF CREDIT LIMITS

In order to accurately reflect the Bank's overall exposure, counterparty limits are added to any other credit exposure for each obligor.

CREDIT ENHANCEMENT BASED ON COLLATERAL AND RESERVES

Credit enhancement measures are taken to mitigate the Bank's concerns regarding certain obligors' credit quality as well as concentration risk in the Bank's portfolio.

The Bank follows the guidelines outlined in the ISDA Credit Support Annex (CSA), which has been accepted by many financial institutions. Accordingly, reserves that are adequately marked to market are treated as normal claims *(seijo saiken)*. In the case that collateral coverage is below the mark-to-market exposure, reserves are determined according to the obligor's credit quality.

POSSIBILITY OF THE BANK POSTING ADDITIONAL COLLATERAL DUE TO A DECLINE IN THE BANK'S CREDIT QUALITY

If the Bank's credit quality were to decline and be reflected as such in the assignment of lower external ratings, the Bank may be required to provide additional collateral to counterparties in transactions subject to the ISDA Credit Support Annex (CSA).

6. EQUITY RISK MANAGEMENT

The Bank's equity investments are in general approved by the RIC, based on their risk-return profile as investments. For certain fund investments, the RIC has approved a Product Program approach by which the RIC delegates approval authority within the Program limit. For investments that do not meet the delegation criteria, RIC approval is required.

The risk management methodology for each investment is determined to reflect its type and investment purpose. Each risk is recognized and monitored appropriately using VaR, Net Asset Value method, or a specifically-created Risk Capital cal-

culation logic For securities that do not have fair market values, self assessments are conducted

Risks held within each Product Program are reported monthly to senior management In addition, a detailed explanation is provided to the RIC on a quarterly basis by the Risk Management Group

7. SECURITIZATION EXPOSURE RISK MANAGEMENT POLICIES AND PROCEDURES

BANK RULES

The Bank is active in securitizations and manages securitization transactions as follows

(1) Originator

For fundraising, mitigation of exposure concentration and balance sheet management purposes, the Bank securitizes loans and APLUS securitizes card credit receivables

As an originator, the Bank manages the credit risk of its securitized transactions using the assumption that original debts are maintained on its books Since the purpose of these transactions includes acquiring funds, mitigating exposure concentration and managing the Bank's balance sheet, securitization transactions are a tool to control liquidity risk

(2) Investor

The Bank invests in securitization transactions which are backed by various financial products

The Bank also re-securitizes some securitized products which the Bank has purchased and may hold the subordinated/residual portion

As a general rule, the Bank manages the risks arising from securitization exposure, according to the types of products based on the Bank's Product Programs In each Product Program, the transaction approval authority, size of the line to be used, methods for management, risk-checking monitoring and scenario-specific exit (loss limit) are defined

When the Bank invests in and monitors securitization exposures, the Bank focuses on external ratings and their changes as one of the effective indicators The Bank not only refers to the external ratings but also monitors the actual performance of underlying assets through trustee reports and independently analyzes the forecasted performance of underlying assets to assign an internal rating to each transaction

The risks related to securitization exposures are properly identified and managed Risk Capital is calculated based on the internal rating assigned to each transaction In addition, if the investments fall under the category of securities that do not have fair value or market value, the Bank recognizes and manages the risk through self-assessment The investment judgment is determined based on those analyses and expected return After the investment is executed, the performance of underlying assets is monitored on an ongoing basis and the Bank monitors the impact of covenants and "triggers" on the risk of each securitization exposure

Based on the Product Programs, the status of using the program and of observing the established guidelines are verified on a monthly basis Furthermore, transactions to be watched because of changes in environment/markets or for specific reasons are reported to the senior management, together with the program status Monthly updates as well as comprehensive quarterly reports on the programs are provided and presented to the RIC by the Risk Management Group

(3) Servicer

The Bank acts as a servicer when loans which were originated by the Bank are used as underlying assets in securitization.

Similarly, when financial assets originated by APLUS are used as underlying assets for a securitization, APLUS serves as a servicer

(4) Swap provider

In some transactions wherein the Bank is the arranger, the Bank provides swaps in order to mitigate interest rate risk within a specified range or to manage any cashflow difference between interest from underlying assets and coupons from the securities backed by the same assets

CALCULATION METHODS FOR DETERMINING THE AMOUNT OF CREDIT RISK IN THE CONTEXT OF SECURITIZATION EXPOSURE

Risk weights are calculated based on internal rules entitled "Standards for Administering Risk Weight Calculation for Securitization Exposure " In general, the amount of credit risk assets related to securitization exposures is calculated using the Ratings-Based Approach (RBA)

In certain cases, where ratings have not been assigned by qualified rating agencies, the Risk Management Group and Finance Group may approve exceptions to using the RBA For such transactions, the Bank has sufficient data to estimate PDs and LGDs of the original assets, and therefore can calculate the transaction-specific PDs, LGDs and credit risk amount based on the Supervisory Formula Approach

Where no ratings are assigned by qualified rating agencies

and no data are available for estimating the PDs and LGDs of original assets, the Bank's investment amount is deducted from the Bank's capital

ACCOUNTING POLICY ADOPTED FOR SECURITIZATION TRANSACTIONS

(1) When assets to be securitized are owned by the Bank, securitization assets are removed from the balance sheet and assignment of gains and losses are calculated based on the financial component (*zaimu-kousei-yousol*) approach

The assets sold and retained interests are recognized as separate components of a transfer of financial assets Those components in the transferred assets are measured by allocating the previous carrying amount between the assets sold and retained interests based on the relative fair values at the time of transfer Based on the calculated values of assets that are sold, gains or losses on the transfer are recognized

However, when assets are securitized for fundraising purposes, the book value to be credited on the balance sheet is adjusted in order to prevent generating any initial profits, after removing the assets from the balance sheet using the financial component approach

(2) When the Bank purchases securitized products, Accounting Standards for Financial Products apply to each financial asset

(3) Fee income earned by the Bank in arranging securitization for other parties (no investment) is treated as non-interest income

QUALIFIED RATING AGENCIES WHOSE RATINGS ARE USED BY THE BANK IN DETERMINING SECURITIZED EXPOSURE TYPE-SPECIFIC RISK WEIGHTS:

S&P, Moody's, Fitch, R&I, and JCR

8. MARKET RISK MANAGEMENT POLICIES AND PROCEDURES

DEFINITION OF MARKET RISK

Market risk, which is the risk associated with changes in the value of financial instruments from fluctuations in bonds price, foreign exchange rates, interest rates, stock prices, credit spread and other market-determined price mechanisms, is inherent in all assets and liabilities, as well as off-balance sheet transactions

MARKET RISK MANAGEMENT POLICY

We manage market risk by segregating the overall balance sheet into a trading book and a banking book The ALM Committee, chaired by the Bank's CEO, is the senior review and decision-making body for the management of all market risks related to asset/liability management The actual risk limits for asset/liability management as well as trading, such as the Value-at-Risk (VaR) method, are approved by the ALM Committee VaR is the potential loss in value of the bank's trading book positions due to market movements over a defined time horizon with a specified confidence level

The Market Risk Management Committee serves as an arm of the ALM Committee and is chaired by the Group Head of Risk Management, with senior representatives from related divisions The committee meets weekly to review detailed market risk and liquidity reports from the Market Risk Management Division, which is responsible for the objective and timely recognition, monitoring and reporting of market risk in both the Bank's trading and banking operations In addition to reporting risk information to management, administrative divisions and front office units, the Market Risk Management Division carries out regular risk analyses and recommendations

MARKET RISK MANAGEMENT SYSTEM

The Group Treasury Division manages asset and liability risk arising from normal banking operations and the Capital Markets Division manages the active risk from the Bank's trading operations. The Group Treasury Division and each unit within the Capital Markets Division are assigned overall risk limits

The Market Risk Management Division is responsible for the objective and timely recognition, monitoring and reporting of market risk in both the Bank's trading and banking operations. In addition to reporting risk information to management, administrative divisions and front office units, this division carries out regular risk analyses and recommendations The transaction execution, operations and risk management sections operate independently, establishing a system of effective checks and balances

QUALITATIVE MARKET RISK MANAGEMENT

The Bank has built a system capable of facilitating the recognition and management of market risk by quantifying this risk frequently, tracking it objectively, and making adjustments according to market trends

Market risk management relies on a five-step process

1 Construct a transaction information database
2 Clarify data according to the nature of the risk

3. Quantify the risk based on the characteristics and nature of the risk.
4. Summarize and report the overall risk calculation.
5. Determine appropriate adjustments based on the reported risk calculations.

To obtain a precise picture of the current risk position, transaction data must be accurate and complete. Measurement definitions must be valid, and valuation criteria such as rates and prices must be reliable. The Bank's market risk measurement system meets all of these requirements.

MARKET RISK MEASUREMENT METHODOLOGY

The Bank uses a Value-at-Risk (VaR) approach in its trading operations. For general market risk, internal-model VaR calculation started from March 31, 2007 for Shinsei Bank and Shinsei Securities. This internal model makes use of a Historical Simulation Method for all books except foreign exchange related risks where a Variance-Covariance Method is used. Specific risk is reported using the Standardized Method. The VaR calculation uses a 99% confidence interval, ten day horizon period and 250 observation days. Risk Capital is measured on a presumed one-year holding period basis.

Please refer to the VaR data table.

Market Risk Methodologies

		Trading	FX-related Risks except Trading
Shinsei Bank	General Market Risk	Internal Model Method • Historical Simulation Method except FX-related risks • A Variance-Covariance Method for FX-related risks	Standardized Method
	Specific Risk	Standardized method	
Shinsei Securities	General Market Risk	Internal Model Method •Historical Simulation Method	Standardized Method
	Specific Risk	Standardized Method	
Other Subsidiaries		—	Standardized Method

(VaR data table) VaR amounts as calculated at the end of March 2008 together with the high, mean and low VaR in fiscal year 2007 (99% confidence interval, 10 day horizon period)

	Millions of yen	
	Consolidated	Non-consolidated
VaR at the end of year	4,200	3,980
VaR through this year		
High	5,131	4,392
Mean	2,688	2,352
Low	1,517	1,213

EXPECTED HOLDING PERIOD AND ADEQUATE PRICING METHOD TAKING POSSIBILITIES INTO CONSIDERATION THAT ACTUAL HOLDING PERIOD MAY EXCEED EXPECTED HOLDING PERIOD

The expected length of time necessary to close a position in the trading books is ten days. The VaR framework is using this ten day horizon period to accomodate this fact.

INTERNAL MODEL VALIDATION

The validity of the Bank's market-risk VaR model is verified through back-testing, which examines how frequently actual daily profit or loss exceeds daily VaR for a one-day holding period. Back-testing of the sample data for fiscal year 2007 confirmed the continued reliability of the Bank's VaR model.

The back-testing results are reported daily to the trading divisions and quarterly to senior management. The back-testing results for fiscal year 2007 show that the number of days in which Loss Amount exceeded VaR on a consolidated basis was zero.

Under the Internal Model method, the Bank has initiated stress testing using 40 scenarios. Stress tests are produced on a weekly basis and reported to the Market Risk Management Committee.

ASSUMPTIONS AND VALUATION METHOD FOR INTERNAL CHECK OF CAPITAL EFFICIENCY

When we evaluate capital sufficiency for market risk using risk capital, we convert the above mentioned calculation method using a one year horizon.

LIQUIDITY RISK MANAGEMENT

The Bank's ALM Committee is the senior review and decision-making body for the management of liquidity risk. The ALM Committee manages liquidity risk by establishing the short-term liquidity gap structure limits and minimum liquidity reserve levels.

The Bank's "Cash Liquidity Risk Management Policy," reviewed and approved periodically by the ALM Committee, stipulates the guidelines and norms for appropriate liquidity risk management.

To quantify liquidity risk, we have developed three liquidity forecast models.

- Business as Usual model: This model forecasts the liquidity situation on an ongoing basis. The output of this model is an estimate of the funds we need to raise under normal circumstances.
- Stress/Event model: This is a liquidity forecast under extraordinary circumstances. The output of this methodology is the outflow of funds under extraordinary circumstances.
- Contractual Maturity model: This is a liquidity forecast on the assumption that assets and liabilities will be liquidated at contracted maturity. The model indicates how much we need to raise based on the Bank's actual contractual obligations.

The output of these models is carefully analyzed and presented monthly to the ALM Committee together with a recommendation on the liquidity gap structure and minimum reserve level, as well as the underlying rationale, which is determined as follows.

- The first requirement of the test is that we should be able to survive in a crisis or emergency situation; based on the assumptions relating to inflow and outflow in a stress situation, the net cumulative outflow over a specified period should not exceed available reserves.
- If available reserves are insufficient to meet the test, actions to remedy the situation, such as increasing reserves or changing the Bank's liability profile, must be taken.
- If available reserves are sufficient to meet the test, then available reserves may be reduced, but only if the first stress test (emergency survival test) is still met and the liquidity gap at various times is within approved gap limits.

BANKING BOOK INTEREST RATE RISK MANAGEMENT

(1) Interest Rate Risk Management

The Bank's risk management of banking book assets and liabilities is managed based on our "Asset Liability Management Policy for Banking Account." Risk is monitored on a daily basis. The ALM Committee meets on a monthly basis in order to provide management with appropriate and timely reports on the status of the Bank's interest rate risk exposure. This committee also reviews and makes decisions on ALM policies and related topics. The purpose of comprehensively managing assets and liabilities is to optimize the overall interest income for the medium- to long-term by appropriately balancing interest rate risks on assets and liabilities and liquidity risks arising in the ordinary course of operations. This optimization is achieved by maintaining the appropriate balance between the following two approaches.

- Static point of view: Stabilize fluctuations and the range o[f] changes in interest income based on the Bank's estimatio[n] by adjusting interest rate risks resulting from gaps in th[e] amount of assets and liabilities, terms and the current inter[-]est rate conditions.
- Active point of view: Increase interest income by restructur[-]ing the present combination of assets and liabilities into a structure to generate more return per unit of risk.

For banking book interest rate risk management, in addition t[o] limits or guideline including net 100bpv and equity duration, ne[t] interest income simulation is used. Interest income is simulat[-]ed in order to monitor risk status on both a net present valu[e] and accounting basis. The Bank monitors the shape of the yiel[d] curve and regularly analyzes scenarios such as sudden steep[-]ening or flattening of the yield curve. The impact of these scenario changes on assets and liabilities is also evaluated.

(2) Stress scenarios and outlier criteria

In the context of the outlier criteria for the second pillar o[f] Basel II, the Bank has adopted a 2% parallel-shift scenario. Th[is] measures fluctuation in the economic value of assets and liabi[l-]ities on the banking book as a result of a 2% interest rat[e] shock. This scenario is consistent with the Bank's interest rat[e] risk sensitivity analysis, which is used for internal control pur[-]poses. This approach enhances the clarity of the scenario analysis.

(3) Calculation method for interest rate risk

•Housing loan prepayments

Instead of using contractual maturity, the cash flows for hous[-]ing loans are based on a particular prepayment ratio, which is determined using actual prepayment data for similar loans and pricing in the housing loan securitization market. This data is incorporated into the interest rate risk calculation for the bank[-]ing book. Prepayment rates are reviewed as appropriate.

•Definition of core deposits

The Bank has adopted an internal model for determining the maturity of core deposits. This system defines customer-spe[-]cific and currency-specific maturities of ordinary deposits. In particular, the anticipated residual maturity model, wherein a probability distribution is applied, has been used for determin[-]ing the maturity of yen-denominated retail ordinary deposits which account for the majority of the Bank's deposits.

According to this model, the average term is about 1.8 to 1.9 years (the longest term is 5 years).

Regarding other corporate deposits and liquid foreign cur[-]rency deposits, an average term of 10.5 months has been

reflected in the interest rate risk calculation in the banking book.

The parameters and models for core deposits are reviewed as necessary

(4) Banking book interest rate risk calculation method by consolidated subsidiaries for internal management purpose

In general, consolidated subsidiaries conduct risk management under the supervision of the Board of Directors or ALM committee except for SPVs and other such entities whose risk management is integrated into the Bank's business

Interest rate risk of consolidated subsidiaries, which have interest rate sensitive assets and liabilities, are based on each subsidiary's interest rate risk management method and included in consolidated interest rate risk. At this time, a 2% interest-rate shock is adopted and used for outlier criteria calculation

Amounts of gains (losses) from a 2% upward interest-rate shock on the banking book at the end of March 2008

	Billions of yen	
	Consolidated	Non-consolidated
JPY	(35.5)	(16.9)
USD	1.2	1.2
Other	0.6	0.6
Total	(33.5)	(14.9)

9. OPERATIONAL RISK MANAGEMENT POLICIES AND PROCEDURES

MANAGEMENT POLICIES AND PROCEDURES

(1) Definition of Operational Risk

The Bank classifies operational risk into several risk categories, such as operational and administrative risk, compliance risk, labor-related risk, systems risk, extensive disaster risk and material object risk, which are applied across the Bank and its consolidated subsidiaries

(2) Operational Risk Management System

The Bank manages operational risk at multiple levels as follows

- Management by business lines according to the nature of each business
- Cross-organizational management by designated management divisions for respective risk categories mentioned above (hereinafter "designated management divisions") and by the firm-wide management division of operational risk (hereinafter "firm-wide management division").
- Verification by the Internal Audit Division on the appropriateness and effectiveness of the overall risk management system
- Based on reports and proposals, the Management Committee makes decisions on important items, including general rules and organizational changes related to operational risk management

The designated management divisions and the firm-wide management division are independent from business lines, and are professionally well-versed to manage overall operational risk and each risk category. The divisions develop uniform management standards and procedures, capture and evaluate errors and irregularities, conduct causal analysis and support establishment of recurrence prevention measures. Moreover, the divisions meet on a monthly basis to share information, identify challenges and promote measures for each risk category, as well as to implement effective operational risk management

Operational risk is recognized and evaluated through review of internal errors and irregularities that have occurred, as well as through consideration of potential errors and irregularity scenarios that may occur less frequently but may have a significant impact. Uniform standards for collection and evaluation of errors and irregularities are established to capture and/or evaluate significant actual errors and/or irregularities on a regular basis. Procedures are determined to ensure that potential errors and irregular scenarios for each business operation are specified and their frequency and severity are evaluated in a complete and appropriate manner on an at least an annual basis

Such identified and evaluated risks are reported to senior management by the designated management divisions and the firm-wide management division and, based on an internal model (loss distribution approach), are used in Risk Capital measurement for internal management purposes

(3) "Operational Risk Management Standards"

"Operational Risk Management Standards" are a set of policies and procedures used to define the organizational framework, specific methods and processes for operational risk management. They are composed of the following:

- "Operational Risk Management Policy"
- Specific management rules
- Management rules at consolidated subsidiaries

"Operational Risk Management Policy" is the highest set of rules on operational risk management, and is established, revised and repealed only with the approval of the Management Committee. To ensure comprehensive and consistent operational risk management within the Bank Group, the Policy establishes risk definitions, governance and basic policies on operational risk management, and the basic framework for risk capture, evaluation, monitoring, reporting, control and mitigation.

Specific management rules include management standards and procedures for each respective operational risk category, and for new businesses and products. The rules are established, revised and repealed by the approval of the Management Committee and/or the Group Head in charge

Management rules at each consolidated subsidiary are composed of comprehensive rules on overall operational risk management and specific rules for respective operational risk categories. Consolidated subsidiaries establish, revise and repeal rules by the approval of their Board of Directors, according to their risk characteristics and specific internal controls. Their establishment, revision and repeal are subject to prior discussions with and after-the-fact reports to the Bank to ensure consistency with the Bank's risk management rules

METHODOLOGY TO CALCULATE OPERATIONAL RISK UNDER BASEL II

The Standardized Approach is adopted by the Bank

Amount of required capital for Operational Risk in fiscal year 2007

	Millions of yen	
	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
The Standardized Approach	37,078	20,324

PRINCIPAL "CREDIT RISK MANAGEMENT STANDARDS"

Corporate Exposures | **Retail Exposures**

Shinsei Bank — **Showa Leasing** — **APLUS** — **Shinsei Bank**

Overall

Shinsei Bank Core Credit Policies

Internal Controls on Internal Rating System of Corporate Exposures

Comprehensive Standards for Internal Rating System for Retail Exposures

Internal Rating System Design/ Operations

Obligor Rating Standards

Facility Rating Standards

Internal Rating System Preparation and Operation Standards for Specialized Lending

Standards for Internal Rating System

Credit Rating Standards

Facility Rating Standards

Credit Policy/Credit Risk Management Official Regulations

Credit Risk Estimation Rules

Guidelines of Pool Classification

Pool Categorization Methods and Parameter Estimation/Verification Criteria regarding Purchased Housing Loans

Shinsei Housing Loan Pool Category Handling Standards

Self-Assessment Standards/Manual

Self-Assessment Manual/Procedures

Self-Assessment Standards

Self-Assessment Standards/Manual

Risk Quantification/ Validation

Estimation/Validation Standards (for Corporate Exposures)

Estimation/Validation Standards (for Retail Exposures)

Parameter Estimation Standards

Guidelines of Parameter Estimation

Pool Categorization Methods and Parameter Estimation/Verification Criteria regarding Purchased Housing Loans

Parameter Estimation and Validation Standards for Housing Loan Exposure

Standards for Implementing Stress Tests in Basel II Regulatory Capital Measurement

Others

Comprehensive Standards for Measuring and Managing Dilution Risks

Standards for Measuring and Managing Dilution Risks of Purchased Loans

QUALITATIVE DISCLOSURE (CONTINUED)

EXHIBIT

Type of Exposures			Shinsei Bank (Non-Consolidated): (a) Corporate Exposures, (b) Sovereign Exposures, (c) Exposures to Banks and (d) Equity Exposures (Exposures to which Internal Rating and PD/LGD approach is applied)	Shinsei Bank (Non-Consolidated): (e) Specialized Lending
Type of Internal Rating Approaches to be Used			• Obligor rating based on the rating estimation model • Facility rating based on the obligor ratings/expected losses	Rating in accordance with the capital rating structure model based on LTV
Summary of Internal Rating System	Structure of Internal Rating System	Summary of Rating System	An internal obligor rating system has been adopted since February 2001. This system: • Uses a highly precise model to obtain the ranking of creditworthiness and reflects appropriate qualitative factors • Conforms with external rating agencies • Applies on a consolidated basis • Conforms the rating system across industries For categorizing each individual transaction, an obligor rating and a facility rating system, based on expected losses taking into account the status of the preservation of claims, has been implemented since May 2001. Also, a facility rating, in addition to the total amount of credit to an obligor group, has been introduced to enable more appropriate credit judgment.	"Specialized Lending" refers to a claim whose source of recovery is solely dependent on the cash flow generated from a transaction such as a real estate non-recourse loan. As the risk profile is different from that of general corporate exposure and also the frequency of occurrence of actual default is quite low, the framework of Basel II permits the classification into a designated category by using the Guideline for Judging Risks based on FSA Notification ("Slotting Criteria") and calculation of risk assets. This "Slotting Criteria" is applied for calculating required regulatory capital, and internal ratings are estimated through the following process. • Quantitative rating is estimated based on LTV • Qualitative adjustments are made on quantitative rating
		Obligor Rating (Corporate) Facility Rating (Corporate)	**Obligor Rating** i) Model score: A quantitative model score is derived based on the financial data of a customer by applying a neural network model prepared by using external ratings as a benchmark. Financial data from "Nikkei Needs Financial Information" and "Shinsei Financial Analysis System Data" were used for calculation of model scores ii) Verification of reliability of obligor financial data iii) Overall adjustment: Unrealized profit or loss and external ratings. Obligor ratings for Sovereign/Bank exposures are assigned based on specific rules as "Obligors Subject to Special Treatment." **Facility Rating** Derived on the basis of expected loss rate by taking into account the following factors: i) Probability of Default (PD) corresponding to an obligor rating/term of credit ii) Loss Given Default (LGD) corresponding to the status of credit enhancement of a facility Facility rating system is not implemented for equity exposures	**Obligor Rating and Facility Rating** The obligor rating is derived based on the rating approach in line with the foregoing framework. However, as the facility rating is directly calculated, no particular distinction is made between the obligor rating and the facility rating.
	Usage of Various Estimated Values (Use Test)		Facility rating is derived and assigned based on Expected Loss (EL) calculated from the PD corresponding to the credit rating. EL using the foregoing PD is also applied to pricing. PDs are used for calculating and allocating Risk Capital. No specific pricing rule with PD/LGD Approach for Equity exposures	In the rating system, a rating derived in accordance with the above is also used for credit assessment of a transaction.
	Management of Internal Rating System and Validation Procedures	Management of Internal Rating System	Portfolio and Risk Management Division (PRMD) of the Bank is in charge of designing the rating system and ratings are assigned by the Credit Rating Committee. PRMD is in charge of estimation and validation of parameters. Internal Audit Division (IAD) of the Bank audits all these processes.	Financial Engineering Risk Management Division (FERM) of the Bank is in charge of the design/management of the rating system. FERM and PRMD are jointly in charge of validation. IAD audits all these processes.
		Validation Procedures	**Quantitative Validation** Model ratings and final credit ratings are validated in a manner as multifaceted as possible using Shinsei Bank data, Showa Leasing data and external databases. 1) Back Testing: using historical data, credit ratings goodness of fit, and Accuracy Ratio (AR) by segments, such as industry and sales scale, are validated. 2) Benchmarking: Comparison between internal and external ratings and mapping analysis are performed for the obligors with external ratings. **Qualitative Validation** Examinations of the newly defaulting obligors and rating transition analyses are conducted, and operations of individual assessments are examined.	The Bank validates the process by comparing simulated quantitative rating (based on quantitative data only) with a rating assigned by external agencies for CMBS transactions whose terms and conditions are available.
Summary of Rating Assignment Procedures for Each Portfolio	Rating Assignment Procedures		The assigned rating is approved by the Credit Rating Committee, an internal committee. Ratings are revised at least once a year.	FERM is in charge of the assignment of internal ratings and mapping to the slotting criteria.
	Estimation of Parameters		PDs of corporate exposures are estimated by defining a default as any of the following: i) obligor categorization under self assessment falls to sub-standard (9B) or lower, ii) sale of claims at 30% economic loss, iii) amount of overdraft exceeds the maximum amount of the overdraft facility for 3 months 1) Characterization of the Bank's internal data: Observation period is from end of March 2001, and population is obligors with loan exposures in (a) - (c). 2) Estimated PD data of the population that is treated as the corporate exposures at Showa Leasing (observation period: from end of March 2003) 3) For obligors at 3 rank or higher where track record of default is scarce, the PDs are estimated based on corporate bond spreads 4) For Sovereign exposures, estimated PD for 0A is 0.00% for required regulatory capital calculation purposes.	The mapping of internal ratings to the slotting criteria is as follows: i) Strong: 1AF - 4BF ii) Good: 4CF iii) Satisfactory: 5AF iv) Weak: 5BF - 6CF and 9AF

QUALITATIVE DISCLOSURE (CONTINUED)

EXHIBIT

Type of Exposures			Shinsei Bank (Non-Consolidated): (f) Residential Mortgage Exposures (Housing Loans) [Roll-out Assets from Standardized Approach to IRB Approach by 3/31/2012]	Shinsei Bank (Non-Consolidated): (g) Purchased Residential Mortgage Exposures (A portion is classified as Purchased Other Retail Exposures)	Showa Leasing: (h) Corporate Exposures, (i) Sovereign Exposures
Type of Internal Rating Approaches to be Used			Pool classification based on a matrix of obligor and transaction attribute and delinquency (Expected roll-out period 5 years)	Pool classification by portfolio and by delinquency status	Obligor rating based on a rating estimation model Facility rating based on an obligor rating/expected loss
Summary of Internal Rating System	Structure of Internal Rating System	Summary of Rating System	The criteria for pool classification is LTV (Loan to Value ratio) and DTI (Debt to Income ratio)	These exposures are housing loans originated by lenders other than the Bank, and purchased as portfolios by the Bank Pools are classified on a portfolio basis and delinquency basis Business purpose loans collateralized by real estate to retail customers are classified as purchased other retail exposures or purchased corporate exposures	An obligor rating system has been introduced that is identical to the system used at the Bank Facility ratings based on EL for each transaction are established
		Obligor Rating (Corporate) Facility Rating (Corporate) Pool Classification (Retail)	**Pool Classification** Criteria for pool classification are i) LTV ii) DTI and iii) delinquency	**Pool Classification** Normal, Delinquent and Default pools are established for each portfolio	**Obligor Rating** Same as (a) and (b) **Facility Rating** The facility rating is established based on the EL of each transaction by reflecting the characteristics of risk profile of a transaction as well as the risk profile of an obligor
	Usage of Various Estimated Values (Use Test)		PDs and LGDs are used for calculating and allocating Risk Capital	PDs and LGDs are used for calculating and allocating Risk Capital	• The facility rating is assigned based on EL using PD corresponding to the credit rating • EL using PD is also applied to pricing • PDs are used for calculating and allocating Risk Capital
	Management of Internal Rating System and Validation Procedures	Management of Internal Rating System	Retail Banking Risk Management Division (RBRM) is in charge of rating system design Retail Services Division (RSD) is in charge of the pool assignment, with confirmation by the Loan Product Division (LPD) RBRM oversees pool assignment process PRMD estimates/validates parameters IAD audits all these processes	FERM is in charge of rating system design and pool assignment FERM estimates/validates parameters with support by PRMD IAD audits all these processes	PRMD of the Bank and Credit Risk Management Section (CRMS) of the Company are jointly responsible for the design of the rating system, and CRMS of the Company is in charge of rating assignment PRMD of the Bank is in charge of the final approval process of parameter estimation and validation IAD of the Bank audits all these processes
		Validation Procedures	**PD/LGD** Comparison of external data with internal historical data	**PD** Binominal test, comparison with track record of defaults in other purchased housing loan portfolios and the Bank's housing loan portfolio **LGD** Validation if estimated LGDs remain within a certain confidence level, and comparison with the track record of loss rate in other purchased housing portfolios	Same as (a) and (b).
Summary of Rating Assignment Procedures for Each Portfolio	Rating Assignment Procedures		As part of loan approval process, RSD assigns exposures to specific pools LPD confirms pool assignment RBRM oversees and controls pool assignment process	FERM is in charge of pool assignment	CRMS of the Company is in charge of rating assignment
	Estimation of Parameters		**Definition of Default** Any of the following i) three month delinquency ii) relaxation of terms and conditions iii) legal bankruptcy iv) loan sales at 30% economic loss **PD** Pools of Normal obligors: PDs on six month delinquency basis are estimated using financial data from the Japan Housing Finance Agency, and are adjusted to estimate PDs on three month delinquency Pools of Need Caution obligors: PDs are estimated using the Bank Group data **LGD** LGD estimation model is developed for each collateral property type **Exposure at Default (EAD)** EAD for on-balance sheet items is the outstanding amount of mortgages, and utilized amount of overdraft facilities EAD for off-balance sheet items is 100% of undrawn amount of overdraft facilities	**Definition of Default** Any of the following i) 3 month delinquency, ii) relaxation of terms and conditions, iii) legal bankruptcy iv) receipt of notice for entrustment by legal counsel, v) payment in subrogation by guarantors, vi) accumulation, vii) loan sales at 30% economic loss **PD** PDs are estimated based on historical data of each purchased housing loan portfolio. Period before loan purchase is also included in data observation period **LGD** LGDs are estimated based on historical data of each purchased housing loan portfolio Loss data of exposures paid in subrogation by guarantors is not used for LGD estimation **EAD** EAD for on-balance sheet items is the outstanding balance of beneficiary interest in trust. EAD for off-balance sheet items is zero, since no undrawn amount exists	Default is defined as any of the following i) 3 month delinquency, ii) relaxation of terms and conditions, iii) legal bankruptcy, iv) sales of receivables at 30% economic loss, v) Special Supervision or lower in self assessment of assets PD estimation process is same as (a) and (b)

QUALITATIVE DISCLOSURE (CONTINUED)

EXHIBIT

Type of Exposures			Showa Leasing: (j) Other "Retail" Exposures	APLUS: (k) Residential Mortgage/Qualifying Revolving Retail/Other Retail Exposures
Type of Internal Rating Approaches to be Used			Pool classification based on a matrix of obligor and transaction attributes and delinquency	Pool classification based on a matrix of obligor and transaction attributes and delinquency
Summary of Internal Rating System	Structure of Internal Rating System	Summary of Rating System	Small-lot lease receivables to corporate obligors in the Company are managed on a pool basis, and are treated as "retail" exposures A credit rating is assigned to each obligor based on such factors as whether equity of obligor is listed or not, size of annual income, length of business history, credit score assigned by a credit agency In addition, classification by type of asset leased is also implemented	Main portfolio is sales finance, classified as other retail exposures. Credit is also extended through credit/loan cards, classified as qualifying revolving retail exposures. The Company retains but no longer originates housing loans. A rating is assigned to each exposure. Ratings are risk grades based on obligor attributes, borrowing behavior information provided by credit information agencies and transaction history with the company. For sales finance, pool classification is also determined by type of asset being financed. For card exposures, card type and card limit amount is employed as criteria of pool classification Housing loan pools are classified by LTV and DTI
		Pool Classification (Retail)	Criteria for pool classification are i) credit rating, ii) type of asset leased, and iii) obligor classification including delinquency	Criteria for pool classification are as follows Sales finance i) rating, ii) type of asset financed and iii) delinquency Card exposure i) rating, ii) card type, iii) card limit amount, and iv) delinquency Housing loan i) LTV, ii) DTI, and iii) delinquency
	Usage of Various Estimated Values (Use Test)		PDs are reflected in pricing For pricing purposes, LGDs are calculated assuming that defaulted exposures do not recover to non-default status PDs and LGDs are used for calculating and allocating Risk Capital	PDs, LGDs and Credit Conversion Factors (CCFs) are used for calculating and allocating Risk Capital
	Management of Internal Rating System and Validation Procedures	Management of Internal Rating System	CRMS of the Company and PRMD of the Bank are jointly in charge of the rating system design Business Divisions/Branches of the Company assign exposures to pools, and CRMSs confirm and oversee pool assignment CRMS and PRMD of the Bank jointly estimate and validate parameters, based on data provided by the Company IAD of the Bank audits all these processes	CRMS of the Company and PRMD of the Bank are jointly in charge of the rating system design Business Divisions/Branches of the Company assign exposures to pools, and CRMS confirms and oversees pool assignment CRMS and PRMD of the Bank jointly estimate and validate parameters based on data provided by the Company IAD of the Bank audits all these processes
		Validation Procedures	**PD** Binominal test and verification of PDs and ratings goodness of fit **LGD** Validation if estimated LGDs are remaining within a certain confidence level **Pool Classification** Validation by Accuracy Ratio (AR)	**PD** Binominal test and verification of PDs and ratings goodness of fit **LGD** Validation if estimated LGDs are remaining within a certain confidence level **Pool Classification** Validation by Accuracy Ratio (AR)
Summary of Rating Assignment Procedures for Each Portfolio	Rating Assignment Procedures		As part of the approval process, Business Divisions/Branches of the Company assign exposures to pools, and CRMSs of the Company confirm pool assignment and oversee and control overall pool assignment processes	Business Divisions/Branches of the Company assign exposures based on guidance provided by CRMS of the Company, and CRMS confirms pool assignment and controls overall pool assignment processes For housing loan portfolio, no pool assignment process exists, since such loans are no longer originated
	Estimation of Parameters		**Definition of Default** Any of the following i) 3 month delinquency, ii) relaxation of terms and conditions, iii) legal bankruptcy iv) sales of receivables at 30% economic loss v) Special Supervision or lower in self assessment of assets **PD** PDs are estimated on the Company's historical data **LGD** LGDs are estimated on the Company's historical data **EAD** EAD for on-balance sheet items is defined as outstanding balance in compliance with U.S. Financial Accounting Standards Board (FASB) EAD for off balance sheet items is zero, since no undrawn amount exists **Data Observation Period** From April 2002 to September 2007	**Definition of Default** Any of the following i) 3 month delinquency, ii) relaxation of terms and conditions, iii) legal bankruptcy iv) reconciliation/mediation, v) sales of claims at 30% economic loss **PD** PDs are estimated on the Company's historical data **LGD** LGDs are estimated on the Company's historical data **EAD** EAD for on-balance sheet items is the outstanding amount of principal + uncollected commissions + uncollected interest + uncollected guarantee fees EAD for off-balance sheet items is calculated by undrawn amount of card exposures multiplied by Credit Conversion Factors (CCFs). CCFs are estimated for each card type using historical data of the Company **Data Observation Period** From April 2001 to September 2007 for sales finance and card receivables

SHINSEI BANK CORPORATE OBLIGOR RATING SYSTEM

Obligor Rating Categories	Corresponding Rating Assigned by R & I	Summary
0A		1. Japanese Government, BOJ 2. Government-affiliated agencies, expected high certainty from strong backup by the Government.
1A	AAA	Highest capability to meet its financial commitments on the obligations and many other positive factors.
2A	AA+	Very high capability to meet its financial commitment on the obligation and other positive factors.
2B	AA	
2C	AA-	
3A	A+	High capability to meet its financial commitments on the obligations and some good factors.
3B	A	
3C	A-	
4A	BBB+	There is adequate certainty of the fulfillment of obligations, but there are also some factors requiring attention in the event of serious adverse economic conditions in the future.
4B	BBB	
4C	BBB-	
5A	BB+	No problem regarding the certainty of the fulfillment of obligations for the time being, but some factors need to be closely watched in the event of adverse economic conditions in the future.
5B	BB	
5C	BB-	
6A	B+	No problem regarding the certainty of the fulfillment of obligations in the present situation, but special supervision is needed to monitor the trends in business performance and the protection of credit exposure.
6B	B	
6C	B-	
9A		Classified as "Need Caution" at the self-assessment
9B		Classified as "Sub-Standard" at the self-assessment
9C		Classified as "Possibly Bankrupt" at the self-assessment
9D		Classified as "Virtually Bankrupt" at the self-assessment
9E		Classified as "Bankrupt" at the self-assessment

1. NAMES OF UNCONSOLIDATED SUBSIDIARIES WITH LOWER LEVEL OF CAPITAL THAN REQUIRED LEVEL OF ADEQUACY CAPITAL AND AMOUNT OF SHORTAGE

Most of the 100 unconsolidated subsidiaries are special purpose companies (SPCs) or Limited Partnerships (LPs) for leverage leasing. As the economic risk associated with leveraged leasing has been hedged in these subsidiaries, the amount of invested equity is equal to applicable loss limits

2. CAPITAL STRUCTURE

Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations"-"Capital Ratios" on page 96 for capital calculation details. The Bank was not required to deduct any excess deferred tax assets which banks are prohibited from including in their Tier I capital. The Bank has no Tier III capital.

3. CAPITAL ADEQUACY

AMOUNT OF REQUIRED CAPITAL FOR CREDIT RISK
(EXCLUDING EQUITIES EXPOSURE AND REGARDED-METHOD EXPOSURE)

(1) Portfolios under the Standardized Approach (SA)

Millions of yen

As of March 31	2008 Required capital amount (Consolidated)	2008 Required capital amount (Non-consolidated)	2007 Required capital amount (Consolidated)	2007 Required capital amount (Non-consolidated)
Shinsei Home Loans	28,172	28,172	15,363	15,363
Subsidiaries of APLUS	6,617	—	97,886	—
Subsidiaries of Showa Leasing	6,665	—	4,521	—
Shinki Group	9,292	—		
Other subsidiaries	10,239	—	12,613	—

(2) Portfolios under the Internal Ratings-Based Approach (IRB)

Millions of yen

As of March 31	2008 Required capital amount (Consolidated)	2008 Required capital amount (Non-consolidated)	2007 Required capital amount (Consolidated)	2007 Required capital amount (Non-consolidated)
Corporate	202,587	182,306	190,428	181,358
Sovereign	11,007	10,972	7,272	7,262
Bank	61,791	57,462	54,054	54,245
Residential mortgages	1,798	—	3,334	—
Qualified revolving retail	61,712	—		
Other retails	146,652	—	10,227	—
Total	485,549	250,741	265,318	242,866
Securitization Exposure	40,230	27,209	17,880	16,982

AMOUNT OF REQUIRED CAPITAL FOR EQUITY EXPOSURE UNDER IRB

Millions of yen

As of March 31	2008 Required capital amount (Consolidated)	2008 Required capital amount (Non-consolidated)	2007 Required capital amount (Consolidated)	2007 Required capital amount (Non-consolidated)
Market-Based Approach				
Simplified Method	22,993	40,997	19,499	23,508
PD/LGD Method	7,411	66,815	9,005	39,443
Total	30,405	107,813	28,504	62,951

AMOUNT OF REQUIRED CAPITAL FOR REGARDED-METHOD EXPOSURE UNDER IRB

Millions of yen

As of March 31	2008 Required capital amount (Consolidated)	2008 Required capital amount (Non-consolidated)	2007 Required capital amount (Consolidated)	2007 Required capital amount (Non-consolidated)
Regarded-Method exposure	76,290	70,294	52,297	52,452

AMOUNT OF REQUIRED CAPITAL FOR MARKET RISK

Millions of yen

As of March 31	2008 Required capital amount (Consolidated)	2008 Required capital amount (Non-consolidated)	2007 Required capital amount (Consolidated)	2007 Required capital amount (Non-consolidated)
The Standardized Approach (Specific Risk)	12,469	13,818	9,445	11,790
Interest rate risk	11,192	10,411	9,019	8,851
Equity position risk	15	—	210	—
FX risk	1,261	3,406	215	2,939
The Standardized Approach (General Market Risk)	—	—	341	—
The Internal Models Approach (IMA) (General Market Risk)	7,641	6,344	5,911	5,911

AMOUNT OF REQUIRED CAPITAL FOR OPERATIONAL RISK

Millions of yen

As of March 31	2008 Required capital amount (Consolidated)	2008 Required capital amount (Non-consolidated)	2007 Required capital amount (Consolidated)	2007 Required capital amount (Non-consolidated)
The Standardized Approach	37,078	20,324	32,944	19,068

TOTAL CAPITAL ADEQUACY RATIO AND TIER I CAPITAL RATIO

As of March 31	2008 Consolidated	2008 Non-consolidated	2007 Consolidated	2007 Non-consolidated
Total capital adequacy ratio	11.74%	15.25%	13.13%	18.79%
Tier I capital ratio	7.37%	10.71%	8.11%	12.81%

TOTAL REQUIRED CAPITAL (DOMESTIC CRITERIA)

Millions of yen

As of March 31	2008 Consolidated	2008 Non-consolidated	2007 Consolidated	2007 Non-consolidated
Total required capital	683,698	432,226	633,519	361,377

4. CREDIT RISK EXPOSURE (EXCLUDING SECURITIZATION AND REGARDED EXPOSURE)

AMOUNT OF CREDIT RISK EXPOSURE

Geographic, Industries or Maturity (Consolidated)

Millions of yen

As of March 31	2008 Total	2008 Amount of Credit Risk Exposure: Loans, etc.*1	2008 Securities*2	2008 Derivatives*3	2007 Total	2007 Amount of Credit Risk Exposure: Loans, etc.*1	2007 Securities*2	2007 Derivatives*3
Manufacturing	375,517	371,554	0	3,963	391,226	389,016	201	2,008
Agriculture	4,085	4,085	—	—	1,426	1,426	—	—
Mining	6,787	6,787	—	—	8,800	8,800	—	—
Construction	61,801	56,818	4,955	28	57,619	52,778	4,772	69
Electric power, gas, water supply	100,672	92,612	7,999	60	110,261	110,148	36	76
Information and communication	80,423	80,412	—	10	38,816	38,216	—	600
Transportation	312,856	282,138	8,638	22,078	323,546	301,831	8,200	13,514
Wholesale and retail	236,318	235,904	—	413	213,784	213,019	50	714
Finance and insurance	1,547,269	1,251,736	184,343	111,190	1,378,891	1,104,822	154,310	119,757
Real estate	1,617,412	1,365,300	248,576	3,534	1,718,485	1,554,312	162,711	1,461
Services	724,162	620,395	90,621	13,145	678,207	590,730	82,951	4,526
Government	754,894	104,561	648,167	2,166	860,990	54,407	804,175	2,406
Individuals	2,473,429	2,471,705	—	1,724	2,333,663	2,333,663	—	—
Others	14,206	14,204	—	2	43,936	43,936	—	—
Domestic Total	8,309,838	6,958,218	1,193,301	158,318	8,164,658	6,802,110	1,217,411	145,135
Foreign	1,739,467	462,536	306,127	970,803	1,226,246	531,681	240,296	454,268
Consolidated Total	10,049,306	7,420,754	1,499,428	1,129,122	9,390,904	7,333,792	1,457,708	599,403
To one year	2,571,815	1,832,592	464,436	274,785	2,670,089	1,964,821	514,546	190,721
One to three years	3,323,753	2,381,884	512,659	429,210	2,827,687	2,295,444	412,822	119,421
Three to five years	1,897,434	1,324,355	320,658	252,421	1,762,843	1,318,043	281,902	162,897
Over five years	2,032,359	1,659,599	200,054	172,705	1,934,132	1,611,825	195,942	126,364
Undated	223,944	222,323	1,620	—	196,151	141,656	52,494	—
Consolidated Total	10,049,306	7,420,754	1,499,428	1,129,122	9,390,904	7,333,792	1,457,708	599,403

Geographic, Industries or Maturity (Non-consolidated)

Millions of yen

As of March 31	2008 Total	2008 Amount of Credit Risk Exposure: Loans, etc.*1	2008 Securities*2	2008 Derivatives*3	2007 Total	2007 Amount of Credit Risk Exposure: Loans, etc.*1	2007 Securities*2	2007 Derivatives*3
Manufacturing	260,245	256,282	0	3,963	275,969	273,758	201	2,008
Agriculture	2,900	2,900	—	—	900	900	—	—
Mining	5,850	5,850	—	—	8,116	8,116	—	—
Construction	36,080	31,133	4,918	28	39,520	34,678	4,772	69
Electric power, gas, water supply	99,723	91,664	7,999	60	109,363	109,249	36	76
Information and communication	53,349	53,338	—	10	32,268	31,668	—	600
Transportation	291,213	260,519	8,615	22,078	303,926	282,212	8,200	13,514
Wholesale and retail	137,857	137,443	—	413	123,143	122,377	50	714
Finance and insurance	1,706,273	1,405,477	184,343	116,452	1,516,344	1,240,889	154,315	121,138
Real estate	1,561,771	1,309,659	248,576	3,534	1,737,065	1,572,892	162,711	1,461
Services	533,937	430,148	90,473	13,315	490,049	402,314	82,999	4,735
Government	747,275	96,976	648,132	2,166	852,613	49,161	801,045	2,406
Individuals	844,739	843,014	—	1,724	589,335	589,335	—	—
Others	2	—	—	2	184	184	—	—
Domestic Total	6,281,219	4,924,408	1,193,058	163,752	6,078,801	4,717,741	1,214,334	146,725
Foreign	1,757,736	466,570	318,545	972,620	1,288,641	580,372	253,589	454,679
Bank Total	8,038,955	5,390,979	1,511,603	1,136,372	7,367,442	5,298,113	1,467,924	601,405
To one year	2,541,840	1,800,419	464,401	277,020	2,671,600	1,965,580	514,867	191,153
One to three years	2,631,532	1,689,794	512,659	429,078	2,082,340	1,550,185	412,755	119,398
Three to five years	1,367,169	779,228	333,076	254,865	1,277,886	836,638	278,392	162,815
Over five years	1,487,562	1,112,307	199,846	175,408	1,201,523	864,113	209,371	128,039
Undated	10,851	9,230	1,620	—	134,092	81,544	52,547	—
Bank Total	8,038,955	5,390,979	1,511,603	1,136,372	7,367,442	5,298,113	1,467,924	601,405

Notes: (*1) Including total exposure, operating assets and securitized original assets originated from these exposures, excluding purchased receivables
(*2) Excluding equity exposures
(*3) Credit equivalent amount basis

AMOUNT OF DEFAULT EXPOSURE BEFORE PARTIAL WRITE-OFF

Geographic, Industries

Millions of yen

As of March 31	2008 Default Exposure Consolidated	2008 Default Exposure Non-consolidated	2007 Default Exposure Consolidated	2007 Default Exposure Non-consolidated
Manufacturing	4,127	3,356	4,896	4,439
Agriculture	488	—	0	—
Mining	37	—	71	—
Construction	6,261	5,819	6,110	6,023
Electric power, gas, water supply	1	—	—	—
Information and communication	502	—	443	—
Transportation	8,007	7,608	9,031	8,911
Wholesale and retail	5,389	3,797	10,659	10,133
Finance and insurance	33,402	31,067	593	1,536
Real estate	7,942	2,910	4,235	2,135
Services	7,750	190	6,532	3,959
Government	—	—	—	—
Individuals	135,539	1,385	36,731	3,038
Others	702	0	866	—
Domestic Total	210,154	56,137	130,173	40,177
Foreign	51,823	51,823	3,384	3,384
Total	261,978	107,960	133,557	43,561

AMOUNTS OF LOAN LOSS RESERVES (GENERAL, SPECIFIC, AND COUNTRY RISK) BEFORE PARTIAL WRITE-OFF

Consolidated

Millions of yen

As of March 31	2008 Start Amount	2008 Change Amount	2008 End Amount	2007 Start Amount	2007 Change Amount	2007 End Amount
General	101,268	(4,618)	96,650	89,043	12,225	101,268
Specific	85,756	59,923	145,679	83,926	1,829	85,756
Country	9	6	15	5	3	9
Total	187,033	55,311	242,345	172,975	14,058	187,033

Non-consolidated

Millions of yen

As of March 31	2008 Start Amount	2008 Change Amount	2008 End Amount	2007 Start Amount	2007 Change Amount	2007 End Amount
General	65,434	(7,531)	57,903	60,220	5,214	65,434
Specific	47,912	22,393	70,305	53,637	(5,724)	47,912
Country	9	6	15	5	3	9
Total	113,356	14,867	128,224	113,863	(506)	113,356

Geographic (Consolidated)

Millions of yen

As of March 31	2008 Total	2008 Reserve Amount General	2008 Reserve Amount Specific	2008 Reserve Amount Country	2007 Total	2007 Reserve Amount General	2007 Reserve Amount Specific	2007 Reserve Amount Country
Domestic	204,215	77,567	126,648	—	167,650	85,274	82,377	—
Foreign	38,129	19,083	19,031	15	19,383	15,994	3,379	9
Total	242,345	96,650	145,679	15	187,033	101,268	85,756	9

Geographic (Non-consolidated)

Millions of yen

As of March 31	2008 Total	2008 Reserve Amount General	2008 Reserve Amount Specific	2008 Reserve Amount Country	2007 Total	2007 Reserve Amount General	2007 Reserve Amount Specific	2007 Reserve Amount Country
Domestic	89,420	38,146	51,274	—	92,350	47,817	44,533	—
Foreign	38,803	19,756	19,031	15	21,005	17,616	3,379	9
Total	128,224	57,903	70,305	15	113,356	65,434	47,912	9

Industries

Millions of yen

As of March 31	2008 Reserve Amount Consolidated	2008 Reserve Amount Non-consolidated	2007 Reserve Amount Consolidated	2007 Reserve Amount Non-consolidated
Manufacturing	4,357	3,811	3,497	3,441
Agriculture	18	18	6	6
Mining	21	19	43	28
Construction	2,527	2,276	2,389	2,368
Electric power, gas, water supply	249	247	346	346
Information and communication	490	305	216	216
Transportation	8,059	7,947	10,905	10,900
Wholesale and retail	2,473	1,812	5,993	5,863
Finance and insurance	7,126	10,887	14,838	16,497
Real estate	16,904	15,991	13,924	14,158
Services	20,172	16,472	3,510	3,254
Government	—	—	—	—
Individuals	108,163	3,497	74,903	2,761
Others	26,136	26,132	37,510	32,503
Foreign	38,129	38,803	19,383	21,005
Non-classified	7,507	—	4,564	—
Total	242,345	128,224	187,033	113,356

AMOUNT OF WRITE-OFFS

Millions of yen

Industries	FY2007 Amount of write-off Consolidated	FY2007 Amount of write-off Non-consolidated	FY2006 Amount of write-off Consolidated	FY2006 Amount of write-off Non-consolidated
Manufacturing	21	—	234	—
Agriculture	—	—	2	2
Mining	—	—	—	—
Construction	35	—	277	238
Electric power, gas, water supply	—	—	—	—
Information and communication	22	—	—	—
Transportation	14	—	15	0
Wholesale and retail	113	55	115	—
Finance and insurance	—	—	—	—
Real estate	0	0	—	—
Services	94	—	100	—
Government	—	—	—	—
Individuals	24,979	0	1	1
Others	0	—	—	—
Foreign	—	—	—	—
Non-classified	—	—	7	—
Total	25,281	56	754	242

AMOUNT OF EXPOSURES UNDER SA (AFTER CREDIT RISK MITIGATION)

Millions of yen

As of March 31	2008 Consolidated Rated	2008 Consolidated Unrated	2008 Non-consolidated Rated	2008 Non-consolidated Unrated	2007 Consolidated Rated	2007 Consolidated Unrated	2007 Non-consolidated Rated	2007 Non-consolidated Unrated
0%	79	3,490	—	—	700	5,649	—	—
10%	—	—	—	—	—	2,304	—	—
20%	74,621	78	—	—	244,038	38,050	—	—
35%	—	609,871	—	609,871	—	548,707	—	548,707
50%	235	5,626	—	140	259	16,419	—	—
75%	—	394,070	—	183,528	—	1,171,061	—	—
100%	2,470	213,477	—	989	47	492,354	—	—
150%	—	13,022	—	—	—	1,394	—	—
350%	—	—	—	—	—	—	—	—
Capital Deduction	—	—	—	—	—	—	—	—
Total	77,406	1,239,637	—	794,529	245,046	2,275,943	—	548,707

SPECIALIZED LENDING EXPOSURE UNDER SLOTTING CRITERIA AND EQUITY EXPOSURE UNDER MARKET-BASED SIMPLIFIED METHOD

(1) Specialized lending excluding high-volatility commercial real estate

Millions of yen

As of March 31 Risk weight ratio	2008 Amount of Exposure	2007 Amount of Exposure
50%	157,370	54,012
70%	345,552	396,314
90%	54,549	36,646
115%	134,691	121,412
250%	38,521	21,283
0% (Default)	—	—
Total	730,685	629,668

(2) Specialized lending for high-volatility commercial real estate

Millions of yen

As of March 31 Risk weight ratio	2008 Amount of Exposure	2007 Amount of Exposure
70%	13,506	1,049
95%	100,682	67,435
120%	11,824	13,267
140%	227,566	83,076
250%	68,437	54,736
0% (Default)	4,331	—
Total	426,349	219,564

(3) Equity exposure under Market-Based Simplified Method

Millions of yen

As of March 31	2008 Amount Consolidated	2008 Amount Non-consolidated	2007 Amount Consolidated	2007 Amount Non-consolidated
300%	7,941	7,787	386	208
400%	61,832	115,025	57,195	93,841
Total	69,773	122,812	57,582	94,050

PORTFOLIOS UNDER IRB EXCLUDING THE AMOUNT OF EXPOSURES UNDER SA (AFTER CREDIT RISK MITIGATION)

(1) Estimated average PD, LGD, Risk Weight Ratio and Exposure at Default (EAD) (on-balance and off-balance) for Corporate, Sovereign and Bank exposure

Corporate (Consolidated)

Millions of yen (except percentages)

As of March 31 Credit rating	2008 PD	2008 LGD	2008 Risk Weight	2008 EAD (on-balance)	2008 EAD (off-balance)	2007 PD	2007 LGD	2007 Risk Weight	2007 EAD (on-balance)	2007 EAD (off-balance)
0	0.03%	45.00%	24.44%	21,792	3,036	0.03%	45.00%	24.09%	24,608	81
1	0.03%	45.00%	15.95%	60,468	40,869	0.03%	45.00%	20.70%	26,262	56
2	0.07%	46.34%	20.51%	485,968	75,202	0.05%	44.94%	19.35%	270,886	39,223
3	0.12%	45.10%	30.71%	785,411	158,146	0.11%	45.02%	29.51%	743,525	103,768
4	0.29%	46.64%	49.58%	648,735	123,345	0.25%	45.14%	45.00%	639,749	112,133
5	0.88%	45.51%	84.64%	325,188	50,882	0.61%	44.68%	75.86%	329,223	75,589
6	2.58%	45.66%	127.15%	274,087	8,682	2.33%	39.78%	100.05%	212,436	7,957
9A	13.90%	45.17%	224.83%	162,291	13,134	15.42%	45.10%	236.97%	304,190	10,070
Default	100.00%	45.00%	—	51,587	4,808	100.00%	43.43%	—	38,352	727

Sovereign (Consolidated)

Millions of yen (except percentages)

As of March 31 Credit rating	2008 PD	2008 LGD	2008 Risk Weight	2008 EAD (on-balance)	2008 EAD (off-balance)	2007 PD	2007 LGD	2007 Risk Weight	2007 EAD (on-balance)	2007 EAD (off-balance)
0	0.00%	45.00%	0.01%	1,575,658	15,226	0.00%	45.00%	0.00%	1,523,646	22,849
1	0.03%	45.00%	14.50%	67,894	—	0.03%	45.00%	9.58%	14,629	—
2	0.07%	45.00%	32.27%	111,873	3,675	0.05%	45.00%	20.06%	128,112	33,129
3	0.09%	45.00%	30.19%	110,176	5,310	0.08%	44.93%	29.29%	86,670	4,926
4	0.20%	45.00%	47.16%	4,514	136	0.37%	45.00%	54.27%	1,167	—
5	1.31%	45.00%	83.71%	148	—	1.29%	45.00%	132.75%	2	—
6	2.90%	45.00%	147.18%	1,196	374	3.04%	45.00%	111.23%	12	662
9A	13.90%	45.00%	205.13%	14,685	125	15.41%	45.00%	243.11%	6,913	8
Default	100.00%	45.00%	—	56	—	100.00%	45.00%	—	59	—

QUANTITATIVE DISCLOSURE (CONTINUED)

Bank (Consolidated)

Millions of yen (except percentages)

As of March 31	2008					2007				
Credit rating	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	0.03%	45.00%	14.27%	5,908	—	0.03%	45.00%	7.58%	0	—
1	0.03%	45.00%	11.70%	3,904	645	0.03%	45.00%	13.12%	8,544	115
2	0.06%	45.24%	22.52%	232,122	680,169	0.05%	45.23%	20.97%	279,684	317,781
3	0.10%	45.07%	25.26%	213,035	147,319	0.09%	42.92%	24.62%	80,532	49,360
4	0.24%	45.00%	43.26%	20,283	7,041	0.29%	45.00%	61.12%	6,042	12,617
5	0.96%	45.00%	91.32%	3,933	5,332	0.91%	45.00%	112.35%	—	10,304
6	2.17%	45.00%	142.42%	105	1,676	1.91%	45.00%	144.21%	2,625	6,863
9A	13.90%	45.00%	213.40%	20,231	119,781	15.09%	44.37%	221.70%	19,332	124,827
Default	—	—	—	—	—	—	—	—	—	—

Corporate (Non-consolidated)

Millions of yen (except percentages)

As of March 31	2008					2007				
Credit rating	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	0.03%	45.00%	24.33%	21,789	3,418	0.03%	45.00%	24.03%	24,588	31
1	0.03%	45.00%	15.96%	60,278	40,869	0.03%	45.00%	20.67%	25,623	56
2	0.07%	46.37%	20.42%	471,511	75,202	0.05%	44.94%	19.38%	266,251	39,223
3	0.12%	45.10%	30.69%	755,178	158,146	0.11%	45.02%	29.60%	718,885	103,768
4	0.29%	46.52%	47.21%	706,505	126,171	0.23%	45.11%	41.54%	820,824	118,040
5	0.87%	45.65%	84.58%	244,135	50,882	0.79%	44.59%	75.84%	237,729	75,589
6	2.70%	45.89%	132.75%	200,832	8,682	2.31%	38.30%	97.38%	163,797	7,957
9A	13.90%	45.19%	221.48%	144,702	13,134	15.42%	45.10%	236.78%	305,312	10,070
Default	100.00%	45.00%	—	48,468	4,808	100.00%	43.35%	—	36,305	727

Sovereign (Non-consolidated)

Millions of yen (except percentages)

As of March 31	2008					2007				
Credit rating	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	0.00%	45.00%	0.00%	1,567,847	15,226	0.00%	45.00%	0.00%	1,519,762	22,849
1	0.03%	45.00%	14.50%	67,894	—	0.03%	45.00%	9.56%	14,620	—
2	0.07%	45.00%	32.32%	111,471	3,675	0.05%	45.00%	20.07%	127,903	33,129
3	0.09%	45.00%	30.19%	109,830	5,310	0.08%	44.93%	29.29%	86,435	4,926
4	0.20%	45.00%	47.22%	4,450	136	0.37%	45.00%	54.27%	1,167	—
5	1.31%	45.00%	83.71%	148	—	1.29%	45.00%	132.75%	2	—
6	2.90%	45.00%	147.18%	1,196	374	3.04%	45.00%	111.23%	12	662
9A	13.90%	45.00%	205.13%	14,684	125	15.40%	45.00%	243.11%	6,913	8
Default	100.00%	45.00%	—	56	—	100.00%	45.00%	—	59	—

QUANTITATIVE DISCLOSURE (CONTINUED)

Bank (Non-consolidated)

Millions of yen (except percentages)

As of March 31	2008					2007				
Credit rating	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	0.03%	45.00%	25.88%	2,158	—	—	—	—	—	—
1	0.03%	45.00%	11.70%	3,904	645	0.03%	45.00%	13.12%	8,544	115
2	0.06%	45.24%	22.60%	221,179	680,169	0.05%	45.23%	20.95%	279,153	317,781
3	0.10%	45.13%	30.87%	38,302	146,778	0.10%	45.78%	25.13%	76,452	40,855
4	0.21%	45.00%	38.40%	44,370	15,752	0.25%	45.00%	49.61%	15,632	15,621
5	0.84%	45.00%	102.83%	—	5,332	0.91%	45.00%	112.35%	—	10,304
6	2.18%	45.00%	145.29%	—	1,676	1.91%	45.00%	144.21%	2,625	6,863
9A	13.90%	45.00%	214.18%	12,416	119,443	15.41%	45.32%	221.09%	19,381	121,801
Default	—	—	—	—	—	—	—	—	—	—

Note: LGD after credit risk mitigation

(2) Estimated average PD, risk weight ratio and amount of exposure for equity exposure under PD/LGD method

(Consolidated)

Millions of yen (except percentages)

As of March 31	2008				2007			
Credit rating	PD	LGD	Risk Weight	Amount	PD	LGD	Risk Weight	Amount
0	0.03%	90.00%	300.00%	9	0.03%	90.00%	300.00%	9
1	—	—	—	—	—	—	—	—
2	0.06%	90.00%	219.95%	6,433	0.05%	90.00%	219.25%	3,904
3	0.15%	90.00%	200.00%	2,605	0.12%	90.00%	200.03%	3,125
4	0.38%	90.00%	284.31%	11,704	0.34%	90.00%	261.28%	8,686
5	0.81%	90.00%	317.06%	2,338	1.17%	90.00%	272.17%	17,756
6	2.90%	90.00%	316.59%	1,140	1.76%	90.00%	428.14%	18
9A	13.90%	90.00%	496.09%	1,737	15.53%	90.00%	508.73%	1,077
Default	100.00%	90.00%	—	1,139	—	—	—	—

(Non-consolidated)

Millions of yen (except percentages)

As of March 31	2008				2007			
Credit rating	PD	LGD	Risk Weight	Amount	PD	LGD	Risk Weight	Amount
0	0.03%	90.00%	300.00%	9	0.03%	90.00%	300.00%	9
1	—	—	—	—	—	—	—	—
2	0.06%	90.00%	219.95%	6,433	0.05%	90.00%	219.75%	8,904
3	0.15%	90.00%	200.00%	2,598	0.12%	90.00%	200.03%	3,125
4	0.23%	90.00%	299.18%	224,878	0.19%	90.00%	297.38%	126,331
5	0.82%	90.00%	319.84%	2,461	1.17%	80.00%	272.17%	17,756
6	2.90%	90.00%	316.59%	1,140	1.76%	90.00%	428.14%	18
9A	13.90%	90.00%	489.86%	11,252	15.53%	90.00%	508.73%	1,077
Default	100.00%	90.00%	—	1,138	—	—	—	—

(3) Estimated average PD, LGD, risk weight ratio, Exposure at Default (EAD) (on- and off-balance), amount of undrawn commitments and estimated average Credit Conversion Factors (CCF) of undrawn commitments for residential mortgage exposure, qualified revolving retail exposure and other retail exposure

Residential mortgage exposure

Millions of yen (except percentages)

As of March 31	2008							2007				
						Undrawn Commitments						
Pool	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)	Amount	CCF	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)
Normal	1.74%	54.60%	97.67%	0	14,935	—	—	0.65%	37.09%	34.57%	79,014	—
Need caution	90.60%	54.60%	61.97%	—	357	—	—	59.53%	37.13%	160.27%	296	—
Default	100.00%	54.60%	—	306	103	—	—	100.00%	37.15%	—	1,939	—

Qualified revolving retail exposure

Millions of yen (except percentages)

As of March 31	2008							2007				
						Undrawn Commitments						
Pool	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)	Amount	CCF	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)
Normal	4.17%	83.22%	82.25%	201,498	70,382	2,583,323	2.72%					
Need caution	91.62%	81.95%	63.68%	6,007	—	—	—					
Default	100.00%	82.30%	—	34,632	—	—	—					

Other retail exposure

Millions of yen (except percentages)

As of March 31	2008							2007				
						Undrawn Commitments						
Pool	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)	Amount	CCF	PD	LGD	Risk Weight	EAD (on-balance)	EAD (off-balance)
Normal	2.54%	61.40%	75.02%	313,010	826,361	—	—	1.34%	48.17%	48.68%	190,808	—
Need caution	85.37%	61.69%	67.76%	4,857	3,842	—	—	79.83%	46.22%	68.64%	907	—
Default	100.00%	57.39%	—	87,101	1,078	—	—	100.00%	50.02%	—	1,364	—

Note: LGD is shown after credit risk mitigation

COMPARATIVE RESULTS OF ACTUAL LOSSES AND EXPECTED LOSSES FOR THE LAST TWO YEARS UNDER F-IRB APPROACH

	Millions of yen	
	FY2007	FY2006
Results of actual losses (a)	13,160	7,476
Expected losses (b)	8,219	7,348
Differences ((b) - (a))	(4,940)	(127)

The above matrix shows the results of default (downgrade below substandard) losses (increase of reserve, write-offs and loss on sale) for the fiscal years 2006 and 2007 for the Bank's non-default corporate exposure at the start of the fiscal year, with expected losses calculated using estimated PD at the end of March 2008.
Several companies contributed to the losses in the two fiscal years

5. CREDIT RISK MITIGATION (CRM)

COVERED AMOUNT OF CRM BY COLLATERAL

FIRB

	Millions of yen			
	2008		2007	
As of March 31	Eligible financial collateral	Other eligible FIRB collateral	Eligible financial collateral	Other eligible FIRB collateral
Corporate	14,775	156,628	45,236	155,325
Sovereign	—	214	—	268
Bank	—	570	—	—
Total	14,775	157,413	45,285	155,593

COVERED AMOUNT OF CRM BY GUARANTEE OR CREDIT DERIVATIVES

	Millions of yen			
	2008		2007	
As of March 31	Consolidated	Non-consolidated	Consolidated	Non-consolidated
SA Exposures	—	—	—	—
IRB Exposures	263,518	263,518	161,243	161,243
Corporate	81,997	81,997	45,026	45,026
Sovereign	139,312	139,312	98,717	98,717
Bank	42,208	42,208	17,500	17,500
Residential mortgages	—	—	—	—
Qualified revolving retail	—	—		
Other retail	—	—	—	—

6. COUNTERPARTY CREDIT RISK OF DERIVATIVES

(1) Measurement of EAD
Current Exposure Method

(2) Total amount of gross positive fair value (as of March 31, 2008)

Consolidated	¥445,515 million
Non-consolidated	¥423,340 million

(3) EAD before CRM

	Millions of yen			
	2008		2007	
As of March 31	Consolidated	Non-consolidated	Consolidated	Non-consolidated
FX-related	653,170	655,120	204,817	205,246
Interest-related	118,272	119,387	107,768	109,171
Equity-related	39,573	115	57,105	19,330
Commodity-related	—	—	—	—
Credit derivatives	368,371	361,749	127,179	127,254
Others	—	—	140,352	140,352
Total	1,179,387	1,136,372	637,223	601,405

QUANTITATIVE DISCLOSURE (CONTINUED)

(4) Net of (2) + amount of gross add-on - (3)

Zero

(5) Amount covered collateral

Zero

(6) EAD after CRM

Refer to (3) (No change from EAD before CRM)

(7) Nominal amount of credit derivatives which have counterparty risk

As of March 31	Millions of yen			
	2008		2007	
Nominal amount	Protection-buy	Protection-sell	Protection-buy	Protection-sell
Single name	890,806	986,735	1,031,826	1,018,677
Multi name	550,778	497,166	43,600	6,800

(8) Nominal amount of credit derivatives which cover exposures by CRM

¥11,359 million for both consolidated and non-consolidated (as of March 31, 2008)

7. SECURITIZATION

SECURITIZATION EXPOSURE ORIGINATED BY THE BANK GROUP

(1) Amount of original assets

Securitization by transfer of assets

As of March 31	Millions of yen	
	2008	2007
Type of original assets	Amount of original asset	Amount of original asset
Residential mortgages	514,373	645,173
Consumer loans	142,168	144,089
Commercial real estate loans	165,209	—
Corporate loans	75,981	353,967
Others	22,870	—
Total	920,603	1,143,230

Synthetic Securitization

As of March 31	Millions of yen	
	2008	2007
Type of original assets	Amount of original asset	Amount of original asset
Corporate loans	30,100	—
Total	30,100	—

Note: Includes originally securitized assets originated by the Bank Group in fiscal year 2007, even though the Bank Group had no exposure to these particular assets as of March 31, 2008

QUANTITATIVE DISCLOSURE (CONTINUED)

(2) Amount of default exposure including original assets

Securitization by transfer of assets

As of March 31	Millions of yen	
	2008	2007
Type of original assets	Amount of Default	Amount of Default
Residential mortgages	7,928	11,379
Consumer loans	—	305
Commercial real estate loans	—	—
Corporate loans	32,038	34,039
Others	—	—
Total	39,966	45,724

Synthetic Securitization

As of March 31	Millions of yen	
	2008	2007
Type of original assets	Amount of Default	Amount of Default
Corporate loans	500	—
Total	500	—

(3) Amount of securitization exposure the Bank Group has by type of original assets

Securitization by transfer of assets

As of March 31	Millions of yen	
	2008	2007
Type of original assets	Amount of Exposure	Amount of Exposure
Residential mortgages	8	71,648
Consumer loans	120,432	77,330
Corporate loans	59,538	77,156
Others	1,831	1,786
Total	181,810	227,922

Synthetic Securitization

As of March 31	Millions of yen	
	2008	2007
Type of original assets	Amount of Exposure	Amount of Exposure
Corporate loans	29,100	—
Total	29,100	—

(4) Amount of securitization exposure and required capital the Bank Group has by risk weight ratio

Securitization by transfer of assets

As of March 31	Millions of yen			
	2008		2007	
Band of risk weight ratio	Amount	Required Capital amount	Amount	Required Capital amount
To 12%	32,047	193	52,287	292
Over 12% to 20%	—	—	—	—
Over 20% to 50%	10,341	489	—	—
Over 50% to 75%	34,571	2,222	—	—
Over 75% to 100%	45,010	4,388		—
Over 100% to 250%	45,508	7,288	—	—
Over 250% to 425%	14,331	4,258	—	—
Over 425%	—	—	—	—
Total	181,810	18,841	52,287	292

Synthetic Securitization

As of March 31	2008		2007	
	Millions of yen			
Band of risk weight ratio	Amount	Required Capital amount	Amount	Required Capital amount
Over 20% to 50%	29,100	563	—	—
Total	29,100	563	—	—

(5) Amount of increase of capital by securitization (to be deducted from Tier I capital)

As of March 31	2008		2007	
	Millions of yen			
Type of original assets	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Residential mortgages	9,983	9,983	10,242	10,242
Consumer loans, installment receivables	1,157	84	2,547	370
Commercial real estate loans	442	442	—	—
Others	3,770	3,770	3,770	3,770
Total	15,354	14,281	16,561	14,384

(6) Amount of securitization exposure which should be deducted from capital under the Accord Article 247

As of March 31	2008		2007	
	Millions of yen			
Type of original assets	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Residential mortgages	1,847	1,847	15,348	15,348
Consumer loans, installment receivables	1,747	1,747	—	—
Commercial real estate loans	250	250	—	—
Others	2,489	2,489	1,786	1,786
Total	6,334	6,334	17,135	17,135

(7) Securitization exposure subject to early amortization

None

(8) Summary of current year's securitization activities including amount of exposure securitized, and recognized gain/loss by original asset type

None

(9) Amount of credit risk asset of securitization under SA subject to the Accord Supplementary Provision 15

None

SECURITIZATION EXPOSURE IN WHICH THE BANK GROUP INVESTS

(1) Amount of securitization exposure the Bank Group has by type of original asset

As of March 31	2008	2007
	Millions of yen	
Type of original assets	Amount of Exposure	Amount of Exposure
Residential mortgages	47,346	75,155
Consumer loans	23,753	19,114
Commercial real estate loans	226,499	20,506
Corporate loans	165,859	172,075
Others	187,074	263,877
Total	650,534	550,728

(2) Amount of securitization exposure and required capital for the Bank Group by risk weight ratio

As of March 31	2008		2007	
	Millions of yen			
Band of risk weight ratio	Amount	Required Capital amount	Amount	Required Capital amount
To 12%	274,760	2,239	191,941	1,211
Over 12% to 20%	88,621	1,193	104,137	1,311
Over 20% to 50%	12,523	490	170,032	4,925
Over 50% to 75%	48,757	2,495	23,716	1,423
Over 75% to 100%	753	63	1,663	133
Over 100% to 250%	2,833	600	5,775	1,155
Over 250% to 425%	46,493	13,720	1,831	622
Over 425%	36	20	—	—
Total	474,780	20,824	499,104	10,782

(3) Amount of securitization exposure which should be deducted from capital under the Accord Article 247

As of March 31	2008		2007	
	Millions of yen			
Type of original assets	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Residential mortgages	15,872	15,872	11,162	11,162
Consumer loans, installment receivables	1,377	1,377	2,459	3,041
Commercial real estate loans	190	190	3,392	3,392
Corporate loans	18,890	18,890	8,760	8,763
Others	18,990	18,990	25,848	25,343
Total	55,321	55,321	51,624	52,206

(4) Amount of credit risk asset of securitization under SA subject to the Accord Supplementary Provision 15

None

8. MARKET RISK (UNDER INTERNAL MODEL APPROACH)

VaR AT THE END OF MARCH 2007 AND 2008 AND THE HIGH, MEAN AND LOW VaR

As of March 31	2008		2007	
	Millions of yen			
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
VaR at term end	4,206	3,980	1,980	1,347
VaR through this term				
High	5,131	4,392	2,339	2,076
Mean	2,688	2,352	1,665	1,427
Low	1,517	1,213	909	770

Based on VaR back-testing for fiscal years 2007 and 2006, the trading portfolio experienced no losses that exceeded the specified VaR threshold.

9. EQUITY EXPOSURE IN BANKING BOOK

BOOK VALUE AND FAIR VALUE

(1) Listed Equity Exposure ¥7,941 million (as of March 31, 2008)

(2) Unlisted Equity Exposure ¥50,191 million (as of March 31, 2008)

QUANTITATIVE DISCLOSURE (CONTINUED)

GAIN OR LOSS ON SALE OR DEPRECIATION OF EQUITY EXPOSURE

	FY2007 (Millions of yen)		FY2006	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Gain/Loss on sale	4,241	1,696	7,257	6,337
Loss of depreciation	3,112	2,231	909	824

UNREALIZED GAIN OR LOSS WHICH IS RECOGNIZED ON BALANCE SHEET AND NOT RECOGNIZED ON PROFIT AND LOSS STATEMENT

Consolidated ¥(3,157) million (as of March 31, 2008)

Non-consolidated ¥(3,112) million (as of March 31, 2008)

UNREALIZED GAIN OR LOSS WHICH IS NOT RECOGNIZED BOTH ON BALANCE SHEET AND ON PROFIT AND LOSS STATEMENT

	2008 (Millions of yen)		2007	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Equity to subsidiaries and affiliates	—	(25)	—	6,622

AMOUNT OF EQUITY EXPOSURE UNDER GRANDFATHERING RULE SUBJECT TO THE ACCORD SUPPLEMENTARY PROVISION 13

¥18,951 million (as of March 31, 2008)

10. AMOUNT OF REGARDED EXPOSURE UNDER THE ACCORD ARTICLE 167

¥124,331 million (as of March 31, 2008)

11. INTEREST RATE RISK IN THE BANKING BOOK (IRRBB) – THE INCREASE/DECREASE IN ECONOMIC VALUE FOR UPWARD/DOWNWARD RATE SHOCKS ACCORDING TO MANAGEMENT'S METHOD FOR IRRBB.

The gain (loss) from an upward interest rate shock of 2% in the banking book is shown below

As of March 31	2008 (Billions of yen)		2007	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
JPY	(35.5)	(16.9)	(31.8)	(11.4)
USD	+1.2	+1.2	+1.8	+1.8
Others	+0.6	+0.6	+0.4	+0.4
Total	(33.5)	(14.9)	(29.5)	(9.1)

CORPORATE INFORMATION

SHINSEI BANK GROUP

AS OF MARCH 31, 2008

As of March 31, 2008, the Shinsei Bank Group consisted of Shinsei Bank, Limited, 204 subsidiaries (comprising 104 consolidated companies including APLUS Co., Ltd. and Showa Leasing Co., Ltd. and 100 unconsolidated subsidiaries) and 30 affiliated companies. The Shinsei Bank Group is an integrated financial services group which engages principally in the banking business and conducts securities, trust and other businesses.

Shinsei Bank, Limited
- Banking ------ Head office and domestic branch offices; Major subsidiaries • APLUS Co., Ltd. • Showa Leasing Co., Ltd. • SHINKI Co., Ltd.
- Securities ------ Major subsidiary • Shinsei Securities Co., Ltd.
- Trust business ------ Major subsidiary • Shinsei Trust & Banking Co., Ltd.
- Other business ------ Major subsidiaries • Shinsei Investment Management Co., Ltd. • Shinsei Servicing Company

MAJOR SUBSIDIARIES AND AFFILIATES

AS OF MARCH 31, 2008

Name	Location	Main business	Capital (Millions of yen unless otherwise specified)	Established (Acquired)	Equity stake held by Shinsei Bank and consolidated subsidiaries (%)	Equity stake held by Shinsei Bank	Equity stake held by consolidated subsidiaries of Shinsei Bank
Major Domestic Subsidiaries							
Shinsei Property Finance Co., Ltd.	Tokyo, Japan	Real estate collateral finance	¥ 250	1959.5	100.0%	100.0%	—%
Shinsei Information Technology Co., Ltd.	Tokyo, Japan	Information technology	100	1980.8	100.0	100.0	—
Shinseigin Finance Co., Ltd.	Tokyo, Japan	Finance	10	1993.1	100.0	100.0	—
Shinsei Trust & Banking Co., Ltd.	Tokyo, Japan	Trust banking	5,000	1996.11	100.0	100.0	—
Shinsei Securities Co., Ltd.	Tokyo, Japan	Securities	7,000	1997.3	100.0	100.0	—
Showa Tatemono Co., Ltd.	Tokyo, Japan	Real estate leasing	10	1997.8	100.0	100.0	—
Shinsei Servicing Company	Tokyo, Japan	Servicing business	500	2001.10	100.0	—	100.0
Shinsei Investment Management Co., Ltd.	Tokyo, Japan	Investment trust and discretionary investment advisory	495	2001.12	100.0	100.0	—
APLUS Co., Ltd.	Osaka, Japan	Installment credit	40,000	(2004.9)	74.0	—	74.0
Zen-Nichi Shinpan Co., Ltd.	Okayama, Japan	Installment credit	1,000	(2006.3)	97.3	—	97.3
Showa Leasing Co., Ltd.	Tokyo, Japan	Leasing	24,300	(2005.3)	96.4	96.4	—
Showa Auto Rental & Leasing Co., Ltd.	Tokyo, Japan	Leasing	300	(2005.3)	100.0	—	100.0
SHINKI Co., Ltd.	Tokyo, Japan	Financing for individuals and small businesses	16,709	(2007.12)	67.7	67.7	—
Major Overseas Subsidiaries							
Shinsei Bank Finance N.V.	Curaçao, Netherlands Antilles	Finance	$2.1 million	1976.3	100.0%	100.0%	—%
Shinsei International Limited	London, UK	Securities	£3 million	2004.9	100.0	100.0	—
Shinsei Finance (Cayman), Limited	Grand Cayman, Cayman Islands	Finance	$795.25 million	2006.2	100.0	100.0	—
Shinsei Finance II (Cayman), Limited	Grand Cayman, Cayman Islands	Finance	$715.35 million	2006.3	100.0	100.0	—
Major Affiliates Accounted for Using the Equity Method							
Jih Sun Financial Holding Co., Ltd.	Taipei, Taiwan	Finance	NT$26,124 million	(2002.2)	32.9%	—%	32.9%
Rafflia Capital Co., Ltd.	Tokyo, Japan	Private equity fund management	¥ 10	2002.7	50.0	50.0	—
Hillcot Holdings Limited	Hamilton, Bermuda	Holding company	$24,000	2002.11	33.7	33.7	—

STOCK INFORMATION

AS OF MARCH 31, 2008

Shares Outstanding and Capital

1,000 shares, millions of yen

Date	Shares outstanding		Capital		Capital surplus		Notes
	Change	Balance	Change	Balance	Change	Balance	
July 29, 2003	(1,358,537)	2,033,065*	—	451,296	—	18,558	2 for-1 reverse share split for common shares Post reverse split common shares outstanding 1,358,537 thousand shares
July 31, 2006	(99,966)	1,933,098*	—	451,296	—	18,558	Use of call feature for Series 3 Class B preferred shares Issuance of 200,033 thousand common shares Retirement of Series 3 Class-B preferred shares -300,000 thousand shares
November 16, 2006	(85,000)	1,848,098*	—	451,296	—	18,558	Cancellation of treasury shares (common) -85,000 thousand shares
August 1, 2007	(100,000)	1,748,098*	—	451,296	—	18,558	Mandatory acquisition of Series 3 Class-B preferred shares Issuance of 200,000 thousand common shares Retirement of Series 3 Class-B preferred shares -300,000 thousand shares
February 4, 2008	117,647	1,865,746*	25,000	476,296	25,000	43,558	Third party allocation of shares (common shares) Subscription price ¥425, par value ¥212.5
March 31, 2003	194,600	2,060,346	—	476,296	—	43,558	Use of call feature for Series 2 Class-A preferred shares Issuance of 269,128 thousand common shares Retirement of Series 2 Class A preferred shares -74,528 thousand shares

* Figure includes number of preferred shares outstanding

Largest Shareholders[(1)(2)]

Rank	Shareholders	Thousands of Common Shares	%
1	SATURN IV SUB LP (JPMCB 380111)	322,964	15.67
2	DEPOSIT INSURANCE CORPORATION OF JAPAN	269,123	13.06
3	THE RESOLUTION AND COLLECTION CORPORATION	200,000	9.70
4	SATURN JAPAN III SUB C.V. (JPMCB 380113)	110,449	5.36
5	SHINSEI BANK, LIMITED (Treasury shares)	96,422	4.67
6	J. CHRISTOPHER FLOWERS	92,670	4.49
7	JP MORGAN CHASE BANK 380055	82,367	3.99
8	THE CHASE MANHATTAN BANK, N. A. LONDON	80,058	3.88
9	STATE STREET BANK AND TRUST COMPANY	78,015	3.78
10	THE MASTER TRUST BANK OF JAPAN LTD. (TRUST ACCOUNT)	34,447	1.67
11	JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT)	29,795	1.44
	Total	2,060,346	100.00

(1) As of March 31, 2008, a group of investors, including affiliates of J.C. Flowers & Co. LLC, holds 470,103,053 common shares or 32.0% of Shinsei's outstanding common shares excluding treasury shares.
(2) As of March 31, 2008, in total the Deposit Insurance Corporation and the Resolution and Collection Corporation held 469,123,023 common shares or 23.9% of Shinsei's outstanding common shares, excluding treasury shares.

Breakdown of Shareholders

2,060,346 thousand common shares

- Foreign Individual Investors 4.52%
- Japanese Individuals and Other 12.05%
- Japanese Financial Institutions and Insurance Companies 17.93%
- Japanese Securities Companies 0.05%
- Other Japanese Corporations 13.73%
- Foreign Institutional Investors 50.90%

EMPLOYEES

AS OF MARCH 31, 2006, 2007 AND 2008

	2006	2007	2008
Consolidated			
Number of Employees	5,407	5,364	**5,245**
Non-Consolidated			
Number of Employees	2,094	2,248	**2,394**
Male	1,135	1,210	**1,300**
Female	959	1,038	**1,094**
Average age	37 years 8 months	38 years 1 month	**38 years 3 months**
Average years of service	10 years 2 months	9 years 9 months	**9 years 1 month**
Average monthly salary	492 thousand yen	501 thousand yen	**505 thousand yen**

"Average monthly salary" includes overtime wages but excludes annual bonus.

NETWORK

AS OF MAY 31, 2008

DOMESTIC OUTLETS:

39 outlets, including 35 Shinsei Financial Centers (30 Branches and 5 Annexes),
2 Platinum Centers (with Annexes) and 2 BankSpots (2 with other Annexes)

Name of 30 Branches and 5 Annexes

Head Office (Tokyo)	Kichijoji Branch	Fujisawa Branch
Ginza Annex	Shinjuku Branch	Nagoya Branch
Nihombashi Annex	Shiodome SIO-SITE Branch	Kyoto Branch
Sapporo Branch	Roppongi Hills Branch	Osaka Branch
Sendai Branch	Keyakizakaoori Annex	Umeda Branch
Kanazawa Branch	Shibuya Branch	Hankyu-Umeda Annex
Omiya Branch	Omotesando Hills Annex	Namba Branch
Kashiwa Branch	Hiroo Branch	Kobe Branch
LaLaport Branch	Meguro Branch	Hiroshima Branch
Tokyo Branch	Futakotamagawa Branch	Takamatsu Branch
Ikebukuro Branch	Hachioji Branch	Fukuoka Branch
Ueno Branch	Yokohama Branch	

OVERSEAS BRANCH:

Grand Cayman Branch

DOMESTIC SUB-BRANCHES (ATM ONLY):

Tokyo Metro stations	49 locations
Keikyu Station Bank	34 locations
Other train stations	10 locations
Other	88 locations

ACCESS TO SEVEN BANK, LTD. ATMS

Access to Seven Bank, Ltd. ATMs	12,412 locations

WEBSITE

Our English and Japanese websites provide a wide range of information covering our Retail and Institutional Banking businesses, corporate data and investor relations.

RETAIL



http://www.shinseibank.com/english/
The Retail Banking website provides information on our comprehensive retail account, *PowerFlex*. Customers can log on to our Internet banking service, Shinsei *PowerDirect*, submit requests for information on *PowerFlex* and apply to open an account. Product offerings, campaigns, branch and ATM information, and detailed explanations on foreign currency deposits and investment trusts are covered in the Retail website.

INSTITUTIONAL



http://www.shinseibank.com/institutional/en/
Our Institutional Banking website provides information for our institutional customers on our products, services and solutions. It also contains details of our branches and affiliates.

SMALL BUSINESS



http://www.shinseibank.com/nonbank/en/
The Small Business website provides information on unsecured and secured loans for small business owners. It also contains introductions to our consumer and commercial finance subsidiaries.

ABOUT SHINSEI BANK



http://www.shinseibank.com/investors/en/about/
This website provides information on our corporate profile, history, subsidiaries as well as CSR initiatives. It also contains news releases.

INVESTOR RELATIONS



http://www.shinseibank.com/investors/en/ir/
The Investor Relations website contains a company overview, information on corporate governance, financial information, IR news and IR calendar. It also provides equity- and debt-related information.

For further information, please contact:
Group Investor Relations Division
Shinsei Bank, Limited
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501, Japan
Tel: 81-3-5511-8303 Fax: 81-3-5511-5505 URL: http://www.shinseibank.com E-mail: Shinsei_IR@shinseibank.com

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501, Japan
TEL: 81-3-5511-5111 FAX: 81-3-5511-5505
URL: http://www.shinseibank.com





For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank intends to subscribe to Shinki's rights offering of new shares

Tokyo (September 13, 2007) --- In response to Shinki Co., Limited's ("Shinki")[1] announcement to raise capital later this year through a rights offering to all shareholders registered as at October 17, 2007, consisting of three new shares of common stock, at 100 yen per new share, for every existing share, Shinsei Bank Limited ("Shinsei Bank") stated today that it intends to subscribe to this rights offering of new shares.

As legislative and market changes have significantly impacted the consumer finance sector, including restrictions on lending rates, Shinki continues to actively restructure its business to ensure the viability of its new business model. As a result, Shinki needs to increase reserves and provisions in the first half of fiscal year 2007 for credit losses and grey zone claims, resulting in a reduction in shareholders' equity necessitating an increase in capital.

Shinsei Bank supports Shinki's capital raising plan and intends to subscribe to the rights offering of new shares that is being proposed by Shinki to all its shareholders.

[1] Shinki is a 36.4% consumer finance affiliate of Shinsei Bank

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$92 billion on a consolidated basis (as of March 31, 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Wednesday, September 18, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective September 18, 2007.

	New Position	Former Position
Sang-Ho Sohn	Senior Managing Executive Officer, Head and Chief Executive of Institutional Banking Group, GM of IB Business Division, and Head of Advisory Sub-Group	Senior Managing Executive Officer, Head and Chief Executive of Institutional Banking Group, GM of IB Business Division

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$92 billion on a consolidated basis (as of March 31, 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.





1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Registration of Customer Information with the Federation of Credit Bureaus of Japan

Tokyo (Friday, September 21, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") said today it has found 79 additional cases in which customer information was incorrectly registered with the Federation of Credit Bureaus of Japan. Previously, on Monday, August 3, 2007, Shinsei said it had discovered 315 registration errors. The additional cases were missed during the first investigation due to a methodological error. We would like to sincerely apologize for the errors and assure customers that the problem has been rectified. We will provide detailed explanations and individual apologies to the customers affected.

The customers were incorrectly registered as having outstanding loans when in fact they should have been registered in the "completion category" (or kanryou-kubun), indicating that their loans had been fully repaid. This could potentially affect their ability to obtain new financing. The registrations were made available for credit enquiries by other banks between February 8 and September 7, 2007.

The errors were caused by a software problem in a program used to report customer information to the Federation of Credit Bureaus of Japan.

Inquiries from customers will be handled at Shinsei *PowerCall* 0120-456-366 (9:00-17:00, Monday to Friday)

****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Bolsters Communications, Investor Relations Capability

Tokyo (Tuesday, September 25, 2007) — Underscoring its commitment to transparency and openness with all stakeholders, Shinsei Bank, Limited ("Shinsei Bank") today announced the hiring of two seasoned professionals to head its corporate communications and investors relations divisions.

To keep key stakeholders fully informed about the bank's strategy and performance, Shinsei Bank has brought in Raymond Spencer to oversee domestic and international investor relations as Chief Investor Relations Officer for the Group Investor Relations Division. Fluent in Japanese, Spencer has an MSc degree from the University of Tsukuba (Japan) and an MBA from ENPC Graduate School of International Business (France). With over 12 years in Japan, he worked at ORIX, Johnson Controls and AMD in the fields of finance, energy/environment and IT in roles covering investor and public relations and sales and marketing.

Shinsei Bank has also hired veteran journalist Donald Macintyre to head its Corporate Communications Division. Macintyre spent more than a decade in Japan at the Nihon Keizai newspaper, Bloomberg and Time magazine before moving to South Korea to set up and run Time's Seoul bureau. Also a fluent Japanese speaker, he just completed a year-long fellowship at Stanford University, where he organized a conference on U.S. media coverage of the Korean peninsula.

"In today's world of globalizing markets and fragmenting media, clear and timely communication with journalists, investors and the public is more critical than ever," said Thierry Porté, Shinsei Bank's president and chief executive officer. "That's why we're putting a strong team in place."

Shinsei's corporate communications and group investor relations divisions will be working closely together to communicate Shinsei's story, values and brand message to all its stakeholders.

******

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercia Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profi growth and increasing value for all its stakeholders.



INFORMATION

SHINSEI BANK

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Focuses on Corporate Sustainability

Tokyo (Tuesday, September 25, 2007) — Banks today are confronted with new and complex challenges to profitability and competitiveness, ranging from climate change and resource shortages to a growing backlash against globalization. To manage these emerging environmental, social and governance risks, Shinsei Bank, Limited ("Shinsei Bank") today announced it has set up a division dedicated to building and sustaining corporate value in a way that will maximize profits, reflect the bank's values and meet the expectations of all stakeholders.

"A sound sustainability strategy is not a choice - it is critical to our ability to remain competitive and generate long-term value for all stakeholders," said Thierry Porté, Shinsei Bank's president and chief executive officer. "These new challenges can be turned into opportunities."

Shinsei's Corporate Value Division will focus on sustaining corporate value by assessing and managing risks posed by global environmental threats and social change. Exposed to these issues through loan and investment portfolios, banks are under increasing scrutiny from stakeholders opposed to environmentally and socially harmful business practices. Leading financial institutions are building these risk factors into their risk management and brand defense strategies. But Shinsei also sees this as a valuable opportunity. Corporate sustainability practises can significantly enhance long-term profitability and corporate value by offering new ways to protect the company from environmental, social and governance risks; enhancing efficiency and productivity; allowing for development of new products and services which open new markets where business interests and society's interests intersect and by providing an improved corporate reputation, higher employee morale and increased customer goodwill. Shinsei will carefully measure and monitor the corporate value created by the sustainable practises that it introduces and will benchmark its performance against corporate sustainability best practices worldwide.

The Corporate Value Division will consist of offices of corporate sustainability, corporate philanthropy and brand management. Alex de Laiglesia will head the new division, moving from his current position as head of international investor relations.

******

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional an[d] retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercia[l] Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and [a] network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency i[n] all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profi[t] growth and increasing value for all its stakeholders.


INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Exhibit Paintings by Kohshi Nishihara at Omotesando Hills Financial Center

Tokyo (Thursday, September 27, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced it will host an exhibit of three paintings by young Japanese artist Kohshi Nishihara at its Omotesando Hills Financial Center. Located on the third floor of the Dojun Wing of Omotesando Hills shopping complex, the branch will display the works from Thursday, September 27, 2007 to late December, 2007.

Nishihara graduated from Tokyo National University of Fine Arts and Music with a Master's degree in 2003. He has shown his works in Tokyo, Osaka, Hiroshima and Yokohama. Colorful and engaging, the paintings on display at Shinsei's Omotesando Hills Financial Center are abstract evocations of the artists impressions of daily life.

Shinsei has hosted art exhibits at its Omotesando Hills Financial Center since its opening in May 2006 as part of the bank's "Color your life" branding concept.

Place: Omotesando Hills, Dojun Wing 3F, 12-10, Jingumae 4-Chome, Shibuya-ku, Tokyo
Period: Thursday, September 27, 2007 through late December, 2007

****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

【Appendix】

Paintings of Mr. Kohshi Nishihara, exhibited at Omotesando Hills Financial Center



Title: BookStore053
Size: H1450mm x W970mm



Title: Collection of Handwriting054
Size: H608mm x W410mm



Title: Collection of Handwriti
Size: H410mm x W608mm

Mr. Kohshi Nishihara

1978 Born in Kanagawa, Japan
Lives and works in Kanagawa,Japan

Education
2001 Tokyo Zokei University (BA)
2003 Tokyo National University of Fine Arts and Music (MA)

Solo Exhibitions
2006 TARO NASU OSAKA, Osaka
2005 TARO NASU GALLERY, Tokyo
2004 Futaba Gallery, Tokyo
Ai Gallery, Tokyo

Group Exhibitions
2007 *Portrait Session*, Hiroshima City Museum of Contemporary Art, Hiroshima
2006 *Painters Charity Gathering 2006*, Gallery Karen, Yokohama
VOCA 2006 - THE VISION OF CONTEMPORARY ART, The Ueno Royal Museum, Tokyo
2005 *Painters Gathering 3*, Gallery Karen, Yokohama
2004 *Painters Gathering 2*, Gallery Karen, Yokohama
2001 *Two Persons Show; Kohshi Nishihara / Takumi Kochi,*
Tokyo National University of Art and Music

Cooperation
TARO NASU http://www.taronasugallery.com
Office Ferrier


INFORMATION


SHINSEI BANK

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Impairment of Securities Investments on a Non-Consolidated Basis
- consolidated basis financial results not impacted by impairment -

Tokyo (October 1, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced an impairment charge of 27.0 billion yen* on investments in APLUS Co., Ltd. ("APLUS"), Shinki Co., Ltd. ("Shinki") and other investments in subsidiaries/affiliates, on a non-consolidated basis.

The impairment will be recorded on a non-consolidated basis in the first half of the fiscal year 2007 ended September 30, 2007.

Shinsei Bank is currently in the process of preparing its non-consolidated financial results for the first half of the fiscal year 2007 and will release a revised forecast for non-consolidated financial results for the half year and full year 2007 in a timely and appropriate manner.

While these impairments charges impact non-consolidated financial results, they do not affect consolidated financial results.

Reference

	Before Impairment	After Impairment	Difference
	As of March 31, 2007	As of September 30, 2007	
APLUS			
Share Price	184 yen	82 yen	102 yen
# of Common Shares	156,690,390	156,690,390	0
Book Value	28.8 billion yen*	12.8 billion yen	15.9 billion yen*
Shinki			
Share Price	333 yen	97 yen	236 yen
# of Common Shares	25,607,524	25,607,524	0
Book Value	8.5 billion yen*	2.4 billion yen	6.0 billion yen*

*After deducting total valuation allowance of 15.9 billion yen for APLUS (9.2 billion yen) and Shinki (6.6 billion yen) as recorded on March 31, 2007.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Monday, October 1, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective October 1, 2007.

	New Position	Former Position
Dhananjaya Dvivedi	Senior Managing Executive Officer, Group Chief Information Officer, Head of Banking Infrastructure Group, and Head of Control Sub-Group	Senior Managing Executive Officer, Group Chief Information Officer, and Head of Banking Infrastructure Group
Yoshikazu Sato	Statutory Executive Officer, Head of Technology Sub-Group, GM of Information Technology Division, GM of Technology Support Division, and GM of Operations Planning and Administration Division	Statutory Executive Officer, Head of Technology Sub-Group, GM of Information Technology Division, and GM of Technology Support Division

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$92 billion on a consolidated basis (as of March 31, 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


INFORMATION



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Install 11 More ATMs at Tokyo Metro Stations
—including Ginza, Ikebukuro, Kasumigaseki —

Tokyo (Thursday, October 4, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced it will install eleven more Shinsei Bank ATMs at eleven subway stations operated by Tokyo Metro Co., Ltd. ("Tokyo Metro"), including Ginza, Ikebukuro, and Kasumigaseki. With these new locations, Shinsei Bank will have 76 ATMs installed at 49 Tokyo Metro stations, further expanding Tokyo Metro's largest ATM network. The ATM will be installed from Oct.5 through Oct.22.

ATMs located in Tokyo Metro stations will operate 365 days a year from 5 a.m. to 24 midnight, closing only when the subway stations close. Shinsei *PowerFlex* cash cards can be used at these ATMs free of charge.

Shinsei Bank has been adding ATMs at convenient locations such as subway stations and commercial complexes to give Shinsei customers better access to ATM services, accessible free of charge as part of the bank's *PowerFlex* account.

Shinsei ATMs to be installed in October 2007 at Tokyo Metro stations (11 ATMs at 11 stations)

Operational from October 5, 2007	Ginza Line	Ginza(1)
	Marunouchi Line	Ginza(1)
	Hanzomon Line	Kiyosumi-shirakawa(1)
Operational from October 15, 2007	Marunouchi Line	Yotsuya(1), Ikebukuro(1)
	Hibiya Line	Naka-okachimachi(1)
	Chiyoda Line	Kasumigaseki(1)
Operational from October 22, 2007	Ginza Line	Gaiemmae(1)
	Hibiya Line	Hatchobori(1)
	Yurakucho Line	Toyosu(1)
	Hanzomon Line	Hanzomon(1)

* Numbers in brackets are the numbers of ATMs.
The number of stations is repeated if the train lines are different.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

[Reference]

Shinsei ATMs operating at Tokyo Metro stations (including ATMs to be installed in October 2007)
- 76 ATMs installed at 49 stations in all

Ginza Line	Gaiemmae(1), Tameike-sanno (1), Shimbashi (1), Ginza (1) and Nihombashi (1)
Marunouchi Line	Ogikubo (2), Nakano-sakaue (2), Nishi-shinjuku (2), Shinjuku-sanchome (2), Yotsuya (1), Akasaka-mitsuke (1), Kasumigaseki (1), Ginza (1), Myogadani (2) and Ikebukuro (1)
Hibiya Line	Kamiyacho (2), Hibiya (2), Tsukiji (2), Hatchobori (1), Kayabacho (1), Ningyocho (2) and Naka-okachimachi (1)
Tozai Line	Takadanobaba (2), Waseda (2), Otemachi (1), Monzen-nakacho (2), Kiba (2), Nishi-kasai (2), Urayasu (2) and Minami-gyotoku (2)
Chiyoda Line	Nogizaka (2), Kokkai-gijidomae (1), Kasumigaseki (1), Otemachi (1), Shin-ochanomizu (1), Nishi-nippori (2) and Machiya (2)
Yurakucho Line	Gokokuji (2), Ichigaya (2), Tsukishima (2) and Toyosu (1)
Hanzomon Line	Aoyama-itchome (2), Hanzomon (1), Otemachi (2) and Kiyosumi-shirakawa (1)
Namboku Line	Shirokane-takanawa (1), Azabu-juban (2), Tameike-sanno (2) and Oji (2)

(Note) The underlined stations are locations where ATMs will be installed in October 2007.
Numbers in brackets are the numbers of ATMs. The number of stations is repeated if the subway lines are different.
Shinsei Bank started installing Shinsei ATMs in Tokyo Metro stations in March 2005.



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Makes Strategic Investment in Duff & Phelps Corporation, Also Signs Referral Agreement

Tokyo (Thursday, October 11, 2007) – On September 1, 2007, Shinsei Bank, Limited ("Shinsei Bank") entered into a stock purchase agreement with Duff & Phelps Corporation ("D&P" or the "Company"), a Delaware corporation, pursuant to which it purchased 3,375,000 shares of D&P's Class A common stock for approximately US$54.2 million, a purchase price equal to $16.07 per share. Concurrently with the equity investment, Shinsei and D&P entered into a referral agreement, through which the two parties may refer their clients to each other for provision of relevant products and services in their respective areas of competency. On September 28, 2007, D&P publicly listed on the New York Stock Exchange under the ticker symbol "DUF." On Wednesday, Oct. 10, D&P's stock closed at $20.02, 24.6% above Shinsei's purchase price.

"This is a good investment and a great opportunity for Shinsei," said Thierry Porté, Shinsei Bank's president and chief executive officer. "This is a way to introduce D&P's unique portfolio of products and services to our clients in Japan and overseas."

Duff & Phelps is a leading U.S. provider of independent financial advisory and investment banking services, supporting client needs in the areas of valuation, transactions, financial restructurings and disputes. Shinsei expects the partnership with D&P to help Shinsei to assist new clients in other countries with respect to their investments in Japan. This transaction exemplifies Shinsei's international expansion strategy of entering into alliances with excellent partners overseas to cross leverage its experience and expertise with theirs and offer unique and innovative solutions to its expanding client base.

Upon completion of D&P's IPO, Shinsei's equity interest in D&P was equal to approximately 10% of the equity capital of the Company on a fully-diluted basis.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/ .



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Launch New Advertising Campaign on Managing your Own Money

- Promoting awareness of the booklet "Managing your Own Money: A Five-Minute Reader" -

Tokyo (Monday, October 22, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced it will launch a new advertising campaign around the key message "Please Give Five Minutes to Shinsei", highlighting the importance of managing your own money for your golden years. The campaign, aimed at customers who are saving for retirement or are already retired, will kick off on Monday, October 22. Ads will appear in major newspapers the following day.

The advertising campaign, which will include Internet, television and radio spots, is aimed at raising Shinsei Bank's profile as "the best bank for managing your money."

The idea of the "Please Give Five minutes to Shinsei" message is to encourage customers to take a few minutes to read "Managing your Own Money: A Five-Minute Reader." This booklet uses simulation cases[1] to show how a sound money management strategy can build a healthy retirement fund. The booklet illustrates how a long-term money management strategy focused on global investment opportunities can help to protect retirement savings against inflation, tax increases and other threats. According to an online survey conducted by Shinsei Bank, 86.7% of the people who read the booklet better realized the importance of a good money management strategy.[2]

The "Managing your Own Money: A Five-Minute Reader" will be available at Shinsei branches, Shinsei's call center (Shinsei *PowerCall*) and on the Shinsei website (http://www.shinseibank.com).

Shinsei Bank aims to be Japan's "best money advisor," supporting customers' financial planning to prepare for their retirement years while expanding its line-up of financial products offering opportunities for long-term investments in global assets.

*1 For instance, if somebody started spending a lump-sum retirement payment of 25 million yen today without any asset management planning, it would probably run out in 14 years and 2 months. (The period of 14 years and 2 months is calculated by looking at how long it takes to spend 25 million yen at the rate of 146,408 yen a month. The figure 146,408 yen is what an individual receiving a standard monthly pension of 232,592 yen (source: "Pension payments amount for fiscal 2007," Ministry of Health, Labor, and Welfare) would need to spend every month to maintain an "affluent" life style, estimated as a monthly income of 379,000 yen (source: "Survey on Life Security in Fiscal 2004," Life, Insurance, and Culture Center)).

*2 The survey was conducted among 2,000 people aged 30 through 69 over the Internet in October 2007. Near 87% of respondents said they "felt the need to manage their money" or "felt somewhat the need to manage their money" after reading "Managing your Own Money: A Five-Minute Reader". Just over 67% responded that they are "thinking about taking action" or "giving some thought to taking action" after reading the booklet.

※ Please see the reference.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english

[Reference]

■ Image of "Managing your Own Money: A Five-Minute Reader"



2,500万円の寿命は14年と2ヵ月
日本人は口全き
「お金の寿命」をのばす

■ Image of advertisement

(to start from October 23, 2007)



あなたの退職金は、
14年で底をつくかもしれない?
新生銀行に
5分ください。
新生銀行

Disclaimer:
Asset management products such as investment trusts entail the risk of loss of principal initially invested due to price fluctuations. Also fees and charges will be applied when you purchase and redeem investment products. Some products have annual fees. Before investing, please read carefully product description documents (including supplemental documents to the prospectus) and understand what is said in the documents.
(Shinsei Bank, Limited / Registered financial institution: the registered number 10 with the Kanto Local Finance Bureau / Member of the Japan Securities Dealers Association)




SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Mishandling of Customer Information

Tokyo (Tuesday, October 23, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") announced today that documents containing customer information were accidently disposed of at its Meguro Financial Center. We sincerely apologize for the error.

1. Customer information lost in the incident
   Type of documents: Documents used for identity verification between April 1999 and December 2002
   Number of cases: 54 cases
   Customer information: Customer names, addresses, account numbers, etc.

2. Cause of the loss and actions taken
   Documents containing customer information were accidently placed near documents set aside at the Meguro Financial Center to be picked up for disposal later. An investigation after the loss, determined that the documents were disposed of according to Shinsei Bank's strict internal procedures. The bank believes the documents were all destroyed and the possibility of any information having leaked is extremely low. In addition, the bank has not received any inquiries or inappropriate requests regarding this issue.

Shinsei Bank takes this incident very seriously and is carefully reviewing is information management procedures. The bank will take every precaution to prevent such errors in the future.
Inquiries from customers will be handled at Shinsei *PowerCall* 0120-456-366 (9:00-17:00, Monday to Friday)

****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/


INFORMATION

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Revises Forecasts for FY 2007 Interim, Full-Year Earnings and Interim Dividend

Tokyo (Thursday, October 25, 2007) — Shinsei Bank, Limited ("Shinsei Bank") today announced it has revised its forecasts for both consolidated and non-consolidated earnings for the interim period ended September 30, 2007; the fiscal year ending March 31, 2008, and its dividend for the interim period ended September 30, 2007.

The revision of Shinsei Bank's forecast on a consolidated basis is due mainly to the revision of the forecast for the interim period ended September 30, 2007, and fiscal year ending March 31, 2008, by Shinki Co., Ltd. ("Shinki"), a 36.4% owned equity-method affiliate, as previously announced on September 13, 2007, and the mark-down and prudent provisioning related to our exposure in the U.S. residential mortgage market. Shinsei Bank expects the impact from the recognition of its portion of net losses related to its investment in Shinki to be about 7 billion yen in the interim period (Shinki faces credit-related losses and grey zone claim payments). As a result, Shinsei Bank has revised its consolidated forecast for the interim period ended September 30, 2007, and fiscal year ending March 31, 2008, to 31.0 billion yen and 62.0 billion yen, respectively.

The revision of Shinsei Bank's forecast on a non-consolidated basis is due mainly to the impairment of investments in APLUS Co., Ltd. ("APLUS"), Shinki (as previously announced on October 1, 2007) and the mark-down and prudent provisioning related to our exposure in the U.S. residential mortgage market. Shinsei Bank will record an impairment charge of about 27 billion yen in the interim period on investments in APLUS, Shinki and other investments in subsidiaries/affiliates. As a result, Shinsei Bank has revised its non-consolidated forecast for the interim period ended September 30, 2007, and fiscal year ending March 31, 2008, to 6.0 billion yen and 43.0 billion yen, respectively.

Furthermore, taking the above forecast into consideration, Shinsei Bank has decided to propose to the Board of Directors at the meeting scheduled for November 14, 2007, that the bank not pay a dividend on common shares for the interim period ended September 30, 2007, but that it continue to pay a dividend in full for preferred shares.

"We believe that some of the challenges that we have faced will turn into opportunities as uncertainties surrounding the consumer finance industry become clearer," said Mr. Thierry Porté, president and chief executive officer of Shinsei Bank. "We are continuing to work to strengthen our business for growth in the future with the backing of a firm balance sheet and solid capital ratios."

1. Revision of forecast for the FY 2007 interim period ended September 30, 2007

(Consolidated)	Net income (Billions of yen)
Previous forecast as of May 9, 2007 (A)	38.0
Revised forecast (B)	31.0
Difference (B-A)	-7.0
Difference	-18.4%
(Reference) Results for the fiscal year 2006 interim period ended September 30, 2006	38.8

(Non-Consolidated)	OBP(*)	Net income (Billions of yen)
Previous forecast as of May 9, 2007 (A)	32.0	34.0
Revised forecast (B)	34.0	6.0
Difference (B-A)	2.0	-28.0
Difference	6.3%	-82.4%
(Reference) Results for the fiscal year 2006 interim period ended September 30, 2006	27.6	41.5

(*) Ordinary business profit on a revitalization plan basis

2. Revision of forecast for FY 2007 ending March 31, 2008

(Consolidated)	Net income (Billions of yen)
Previous forecast as of May 9, 2007 (A)	72.0
Revised forecast (B)	62.0
Difference (B-A)	-10.0
Difference	-13.9%
(Reference) Results for the fiscal year 2006 period ended March 31, 2007	-60.9

(Non-Consolidated)	OBP(*)	Net income (Billions of yen)
Previous forecast as of May 9, 2007 (A)	66.0	70.0
Revised forecast (B)	70.0	43.0
Difference (B-A)	4.0	-27.0
Difference	6.1%	-38.6%
(Reference) Results for the fiscal year 2006 period ended March 31, 2007	54.9	-41.9

(*) Ordinary business profit on a revitalization plan basis

3. Revision of interim dividend forecast for the FY 2007 interim period ended September 30, 2007

	Dividend Per Common Share (Yen)
Previous forecast as of August 8, 2007 (A)	1.66
Revised forecast (B)	0.00
Difference (B-A)	-1.66
(Reference) Dividend paid for the interim period ended September 30, 2006	1.66

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and service to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking consumer and commercial finance and retail banking. The Bank has total assets of US$ 92 billion on a consolidated basi (as of March 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to ear the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasin value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/





1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Update on Shinsei Bank's Exposure to the U.S. Residential Mortgage Market

Tokyo (Monday, October 29, 2007) --- Shinsei Bank's exposure to the U.S. residential mortgage market remains largely unchanged since our August 8, 2007 press release on this issue and aggregates to less than US$500 million as of September 30, 2007. In addition, we have no U.S. Commercial Mortgage-Backed Securities (CMBS).

"*Shinsei Bank's exposure to the U.S. residential mortgage market remains limited relative to the size of our balance sheet and strong capital levels,*" said Thierry Porté, president and CEO of Shinsei Bank. "*Our total exposure to this market is 0.5% of the Bank's total assets of US$92 billion as of March 31, 2007. We have continued to closely monitor this exposure and have taken prudent actions in response to market volatility and liquidity.*"

On Thursday, October 25, 2007, Shinsei Bank announced that it had revised its forecasts for consolidated earnings for the interim period ended September 30, 2007 and fiscal year ending March 31, 2008. On Wednesday, October 17, 2007, S&P announced that it had made over 1,700 downgrades (including multi-notch downgrades) which immediately changed the status of a portion of our exposure to U.S. residential mortgages from investment grade to non-investment grade.

The S&P downgrades necessitated a mark-down of US$34 million in the interim period ended September 30, 2007. Including the impact of the downgrades, total mark-downs were US$65 million and total provisions were US$38 million for a combined amount of US$103 million in the interim period ended September 30, 2007. Details of the mark-downs and provisions are shown in the table below.

Total Mark-Downs and Provisions Related to U.S. Residential Mortgages US$ Million

	2006 Fiscal Year	2007 Fiscal Year	
	4Q (Jan 1-Mar 31, 2007)	1Q (Apr 1-June 30, 2007)	2Q (July 1-Sept 30, 2007)
Mark-Downs	12	17	48
Provisions	5	0	38
Total	**17**	**17**	**86**

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Targets Winter Bonus Season

Tokyo (Friday, November 9, 2007) – Targeting the winter bonus season, Shinsei Bank, Limited ("Shinsei Bank") today announced that it will launch a "Sales-Fee Cash Back Campaign" for investment trusts on Monday, November 12, 2007. It will also offer higher interest rates on Platinum yen time deposits, a Shinsei Platinum Service offered to select customers, starting from Friday, November 16, 2007.

Shinsei Bank aims to be Japan's "Best Financial Advisor," offering quality consultation services tailored to the financial needs, expertise and assets of each individual customer.We hope that these services will give customers an opportunity to start managing their own money through investment trusts and other investment options.

(1) Sales-Fee Cash Back Campaign for Investment Trusts

Period: From 9 a.m. Monday, November 12, 2007, to 9 p.m. Thursday, January 31, 2008[1]

Channels: Shinsei branches, Internet banking (Shinsei *PowerDirect*), and Shinsei's call center (Shinsei *PowerCall*)

Detail: PowerFlex account holders who have purchased domestic investment trusts[2] of 300,000 yen or more in total (including tax and sales fee) during the period will get a cash rebate for a portion of the sales fee, depending on the purchased amount. (Cash back amount is limited to up to 200,000 yen.)

Total amount of investment trusts purchased during the campaign period	Cash back rates on sales fee[3]
From 300,000 to less than 1 million yen	10%
From 1 million yen to less than 3 million yen	20%
From 3 million yen to less than 5 million yen	30%
From 5 million yen to less than 15 million yen	40%
From 15 million yen or more	50%

[1] 6 p.m. Thursday, January 31, 2008, for Shinsei branch purchase
[2] Except MMF, foreign investment trusts, and switching transactions
[3] Total cash back amount up to 200,000 yen

(2) Higher Interest Rates on Platinum Yen Time Deposits for Shinsei Platinum Service Customers

Effective date: Effective 9 p.m. Friday, November 16, 2007

Eligible customers: PowerFlex account holders who fulfill one of the following eligibility requirements for Shinsei Platinum Services

(1) 3 million yen or more of assets invested in Shinsei Bank-designated financial products (investment trusts, structured deposits, foreign currency deposits, etc.)
(2) Account balance of 20 million yen or more (monetary value of certain financial products to be excluded)
(3) Housing loan with Shinsei Bank

Applicable interest rate[4]: 1.0% p.a. (0.8% after tax) for 6-month yen time deposit
(Previous interest rate: 0.8% p.a., 0.64% after tax)

1.2% p.a. (0.96% after tax) for 1-year yen time deposit
(Previous interest rate:1.0% p.a., 0.8% after tax)

Channels: Shinsei branches and Shinsei's call center (Shinsei *PowerCall*)

Minimum deposit amount: 5 million yen (No upper limit to deposit amount)

[4] Applicable interest rates subject to market conditions.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/





1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Monday, November 12, 2007) -- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective on November 12, 2007.

	New Position	Former Position
Rahul Gupta	Senior Managing Executive Officer, Chief Financial Officer, Head of Finance Group, and Head of Treasury and Corporate Sub-Group	Senior Managing Executive Officer, Chief Financial Officer, Head of Finance Group, Head of Treasury and Corporate Sub-Group, and GM of Group Corporate Development Division

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.




SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Additional Provisions Recorded Relating to U.S. Residential Mortgage Market

Tokyo (Tuesday, November 13, 2007) --- In line with its policy on timely disclosure, Shinsei Bank, Limited ("Shinsei Bank") today announced additional provisions, based upon financial information just received, of US$69 million relating to corporate obligations of U.S. entities whose primary business relates to residential mortgage finance and related services. Therefore, total provisions to be recorded in the first half ended September 30, 2007 increased from US$38 million to US$107 million. However, there was no change in the total mark-downs of US$65 million to be recorded in the first half ended September 30, 2007. As a result, total mark-downs and provisions increased from US$103 million to US$172 million for the six months ended September 30, 2007. We have continued to closely monitor the exposure and decided to make additional prudent provisions for the interim period ended September 30, 2007. Details of the previous and revised mark-downs and provisions are shown in the table below.

Shinsei Bank's exposure to the U.S. residential mortgage market aggregates to less than US$500 million or less than 0.5% of the Bank's total assets of US$92 billion as of March 31, 2007. In addition, we have no U.S. Commercial Mortgage-Backed Securities (CMBS).

Previous Total Mark-Downs and Provisions Related to U.S. Residential Mortgages US$ Million

	2006 Fiscal Year	2007 Fiscal Year	
	4Q (Jan 1-Mar 31, 2007)	1Q (Apr 1-June 30, 2007)	2Q (July 1-Sept 30, 2007)
Mark-Downs	12	17	48
Provisions	5	0	38
Total	17	17	86

Revised Total Mark-Downs and Provisions Related to U.S. Residential Mortgages US$ Million

	2006 Fiscal Year	2007 Fiscal Year	
	4Q (Jan 1-Mar 31, 2007)	1Q (Apr 1-June 30, 2007)	2Q (July 1-Sept 30, 2007)
Mark-Downs	12	17	48
Provisions	5	0	107
Total	17	17	

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Revises Forecasts for Fiscal Year 2007 Interim Earnings

Tokyo (Tuesday, November 13, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced it has revised its forecasts made on October 25, 2007, for both consolidated and non-consolidated earnings for the interim period ended September 30, 2007. No changes have been made to the forecasts for the fiscal year ending March 31, 2008 made on October 25, 2007.

The revision of Shinsei Bank's forecast on both a consolidated and non-consolidated basis for the interim period ended September 30, 2007, is due to the additional provisions of 8.0 billion yen relating to corporate obligations of U.S. entities whose primary business relates to residential mortgage finance and related services. We have continued to closely monitor the exposure and decided to make additional provisions for the interim period ended September 30, 2007.

Revision of forecast for the FY2007 interim period ended September 30, 2007

(Consolidated)	Net income (Billions of yen)
Previous forecast as of October 25, 2007 (A)	31.0
Revised forecast (B)	23.1
Difference (B-A)	-7.9
Difference	-25.5%
(Reference) Results for the fiscal year 2006 interim period ended September 30, 2006	38.8

(Non-Consolidated)	OBP(*)	Net income (Billions of yen)
Previous forecast as of October 25, 2007 (A)	34.0	6.0
Revised forecast (B)	34.5	-2.1
Difference (B-A)	0.5	-8.1
Difference	1.5%	-
(Reference) Results for the fiscal year 2006 interim period ended September 30, 2006	27.6	41.5

(*) Ordinary business profit on a revitalization plan basis

(Reference) Forecast for FY 2007 ending March 31, 2008 as of October 25, 2007

(Consolidated)	Net income (Billions of yen)
Revised forecast as of October 25, 2007	62.0
(Reference) Results for the fiscal year 2006 period ended March 31, 2007	-60.9

(Non-Consolidated)	OBP(*)	Net income (Billions of yen)
Revised forecast as of October 25, 2007	70.0	43.0
(Reference) Results for the fiscal year 2006 period ended March 31, 2007	54.9	-41.9

(*) Ordinary business profit on a revitalization plan basis





For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Reports FY2007 First-Half Consolidated Financial Results (April 1-Sept 30, 2007)

Tokyo (November 14, 2007) --- Shinsei Bank, Limited (Shinsei Bank), a leading diversified financial group, today announced net income of 23.1 billion yen on a consolidated basis for the first half of the fiscal year 2007, ended September 30, 2007, compared to net income of 38.8 billion yen reported in the first half of fiscal year 2006, ended September 30, 2006. Furthermore, consolidated cash basis* net income for the first half of the fiscal year 2007 was 28.7 billion yen, compared to 47.6 billion yen in the first half of the previous fiscal year.

"Shinsei Bank's core business remained steady in the first half of fiscal year 2007. We maintained steady revenues despite mark-downs of our U.S. residential mortgages and the recognition of losses related to our consumer finance affiliate," said Thierry Porté, president and CEO of Shinsei Bank. "Going forward, we have a clear strategy that will allow us to turn the current challenges into opportunities." Ordinary business profit was also steady, Porté noted, with expenses increasing only slightly as Shinsei made investments to support future growth, primarily in the bank's institutional and retail banking businesses. Net income was down, he said, as a result of higher net credit costs mainly associated with an increase in provisions related to the U.S. residential mortgage market.

Highlights of Consolidated First Half Financial Results

(Billions of U.S. dollars**/JPY Billions except per share amounts)

	2007.4-9 $US	2007.4-9	2006.4-9	Change %
Revenue	1.20	138.7	138.5	+0.2%
General and Administrative Expenses	0.67	77.3	75.7	+2.2%
Expense-to-Revenue Ratio	55.8%	55.8%	54.7%	-
Ordinary Business Profit	0.53	61.3	62.8	-2.3%
Net Income	0.20	23.1	38.8	-40.3%
Cash Basis* Net Income	0.24	28.7	47.6	-39.7%
Diluted Net Income Per Share ($US/JPY)	0.11	12.72	19.54	-34.9%
Cash Basis* Diluted Net Income Per Share ($US/JPY)	0.13	15.77	23.96	-34.2%
ROE (Annualized)	7.2%	7.2%	9.7%	-
ROA (Annualized)	0.4%	0.4%	0.8%	-
	2007.9 $US	2007.9	2007.3	Change %
Total Assets	107.75	12,423.4	10,837.6	+14.6%
Diluted Equity Per Share ($US/JPY)	3.07	354.04	355.09	-0.3%
Total Capital Adequacy Ratio	12.4%	12.4%	13.1%	-
Tier I Capital Ratio	7.6%	7.6%	8.1%	-
Non-Performing Loan Ratio***	0.82%	0.82%	0.53%	-

* Cash basis figures are calculated by excluding amortization (and impairment) of goodwill and intangible assets, net of tax benefit

** U.S. dollar amounts have been calculated at JPY 115.29 to $1.00, which was the approximate exchange rate at September 30, 2007.

*** Non-performing loan ratio under the Financial Revitalization Law on a non-consolidated basis.

Balance Sheet: Continued growth while maintaining capital strength

Shinsei Bank's **total assets** increased from 10,837.6 billion yen at March 31, 2007, to 12,423.4 billion yen a
September 30, 2007. The increase was due to an increase in call loans, securities and loans and bills discounted
Call loans increased from 43.1 billion yen on March 31, 2007, to 736.1 billion yen on September 30, 2007
Securities increased from 1,854.6 billion yen to 2,368.5 billion yen due to a higher balance of corporate bonds
overseas securities and JGBs. Loans and bills discounted increased from 5,146.3 billion yen on March 31, 2007, t
5,456.5 billion yen as of September 30, 2007, due mainly to growth in demand for non-recourse and housing loans

Total deposits and negotiable certificates of deposit increased 449.7 billion yen or 8.3% to 5,870.6 billion yen
compared to March 31, 2007. Shinsei Bank has been diversifying its funding sources through deposits from reta
and institutional customers. The retail and institutional deposit balances stood at 3,563.9 billion yen and 2,306.
billion yen, respectively, on September 30, 2007.

Shinsei Bank's **capital ratios** remained strong with a **Tier I ratio** of 7.6% and a **total capital adequacy ratio** o
12.4% on September 30, 2007, on a Basel II basis.

Income Statement: Steady revenues and controlled expenses

The consolidated results for the first six months of fiscal 2007 reflect steady performance in institutional banking
good progress at APLUS Co., Ltd. (APLUS) and steady results at Showa Leasing Co., Ltd. (Showa Leasing). Th
results also include gains from the sale of Life Housing Loan Co., Ltd. (LHL) of 10.3 billion yen, net of taxes.

Total revenue for the six months of fiscal year 2007 was 138.7 billion yen or 0.2% higher than in the first half of th
previous fiscal year as higher net interest income, mainly due to the higher balance of loans, helped balance lowe
non-interest income. Non-interest income declined due mainly to mark-downs associated with our U.S. residentia
mortgage exposure, losses at our consumer finance affiliate and lower net trading income.

General and administrative expenses for the first half of fiscal 2007 increased 2.2% year on year to 77.3 billio
yen as expenses required in the institutional and retail banking to support business growth were partly offset b
continued expense rationalization and restructuring activities at APLUS. The expense-to-revenue ratio in the firs
half of this fiscal year was 55.8%, compared to a ratio of 54.7% in the first half of the previous fiscal year.

The 25.4 billion yen increase in **net credit costs** to 30.7 billion yen for the first half of fiscal year 2007 was du
mainly to higher credit provisions in our institutional banking business related to our exposure to the U.S
residential mortgage market and to a lesser extent due to higher credit costs in our consumer and commercia
finance business.

Amortization of goodwill and intangible assets associated with the acquisition of consumer and commercia
finance companies was 6.1 billion yen for the six months ended September 30, 2007, compared with 10.5 billio
yen in the first half of the previous fiscal year. The decline largely relates to the significant write-down of goodwi
and intangible assets at March 31, 2007.

As a result, **consolidated net income** for the first six months of fiscal year 2007 was 23.1 billion yen, compared t
38.8 billion yen in the same period of the previous fiscal year.

Business Line Results

Institutional Banking: Steady loan demand and rising asset prices help drive strong performance

The institutional banking business continued to see steady demand for corporate loans and stronger growth in non-recourse lending as an ongoing increase in asset prices contributed to a strong performance in the credit trading business.

Total revenue was 58.7 billion yen for the first six months of fiscal year 2007, an increase of 6.3% compared to the same period in fiscal year 2006, despite the recognition of mark-downs related to our exposure in the U.S. residential mortgage market. Ordinary business profit for the first half of fiscal year 2007 was 32.8 billion yen, compared to 33.3 billion yen in the same period of the previous fiscal year due to higher costs as we added employees to expand operations. Ordinary business profit after net credit costs (recoveries) declined from 50.5 billion yen in the first half of the previous fiscal year to 28.6 billion yen in the first half of this fiscal year due mainly to an increase in provisions associated with the U.S. residential mortgages market.

Consumer and Commercial Finance: Focusing on better quality customers

Loans in the consumer and commercial finance business decreased from 424.9 billion yen on March 31, 2007, to 334.2 billion yen on September 30, 2007, due mainly to the sale of LHL in the first quarter of this fiscal year and to a lesser extent a lower balance of loans at APLUS due to the increased focus on quality white-zone customers.

Total revenue declined to 56.4 billion yen in the six months ended September 30, 2007, compared to 60.7 billion yen in the first half of fiscal year 2006, due mainly to the recognition of losses at our consumer finance affiliate Shinki Co., Ltd. (Shinki), an increased focus on higher quality white-zone customers in our consumer finance operations and the absence of revenues from LHL. The lower revenue was mainly offset by lower expenses at APLUS. As a result, the business generated ordinary business profit of 25.4 billion yen in the first half of fiscal year 2007, compared to 25.7 billion yen in the same period of the previous fiscal year. Higher net credit costs resulted in ordinary business profit after net credit costs of 0.5 billion yen in the first half of this fiscal year, compared to 5.5 billion yen in the same period of the previous fiscal year.

Retail Banking: Continued growth in customer base and diversification of revenue sources

Retail loans outstanding, which mainly include housing loans, in the retail banking business, increased by 21.7% from 639.5 billion yen on March 31, 2007, to 778.3 billion yen as of September 30, 2007, mainly as a result of the increase in housing loan customers, who now total almost 32,000. Assets under management increased slightly on March 31, 2007, due to the steady balance of retail deposits and increases in mutual funds and variable annuities. Shinsei Bank now has over two million account holders.

Total revenue was 18.0 billion yen in the first half of this fiscal year compared to 19.5 billion yen in the same period of the previous fiscal year. Net interest income increased year on year, but non-interest income was lower due mainly to a decline in deposit-related option income related to structured deposits. The business recorded an ordinary business loss of 2.2 billion yen for the six months of fiscal year 2007, compared to an ordinary business profit of 0.1 billion yen during the same period of the previous fiscal year due to the lower revenues and higher expenses that resulted mainly from the expansion of distribution channels and growth in customer-driven transactions.

Forecast for Fiscal Year 2007: Revision

On October 25, Shinsei Bank revised its forecast for net income from 72.0 billion yen to 62.0 billion yen for the fiscal year ending March 31, 2008. The revision was necessary due to the material impact on our earnings of mark-downs and provisions related to our exposure to the U.S. residential mortgage market and losses related to our consumer finance-related equity method affiliate Shinki.

For details on the first half results please access "FY2007 Interim Results Announcement" under the "Presentation page of Shinsei Bank's Investor Relations website at:
http://www.shinseibank.com/investors/en/ir/meeting/meeting_2007/presentations_2007.html#071114j

Shinsei Bank will also hold a conference call in English on Thursday, November 15, 2007 at 10:00 PM (Tokyo)/8:0 AM (EST)/1:00 PM (London)/2:00 PM (Continent) to discuss the earnings announcement. Please access http://www.vcall.com/IC/CEPage.asp?ID=122295 to participate in the live Conference Call with on-screen slides and audio at the time shown above.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services t both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (a of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn th trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value fo all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Wednesday, November 14, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change.

Effective on November 15, 2007

	New Position	Former Position
Hirotaka Terai	Senior Managing Executive Officer, Head of Retail Banking Group, Chief Operating Officer of Retail Banking Group, and GM of Platinum Banking Division	Senior Managing Executive Officer, Head of Retail Banking Group, Chief Operating Officer of Retail Banking Group, GM of Platinum Banking Division, and GM of Marketing Division

Effective on December 1, 2007

	New Position	Former Position
Sang-Ho Sohn	Senior Managing Executive Officer, Head and Chief Executive of Institutional Banking Group, and GM of IB Business Division	Senior Managing Executive Officer, Head and Chief Executive of Institutional Banking Group, GM of IB Business Division, and Head of Advisory Sub-Group
Masazumi Kato	Senior Managing Executive Officer, Head of Institutional Banking Group (in charge of Financial Institutions and Public Sector)	Senior Managing Executive Officer, Head of Institutional Banking Group (in charge of Financial Institutions and Public Sector), and Head of Financial Institutions Business Sub-Group
Michimasa Honda	Statutory Executive Officer, Head of Financial Institutional Business Sub-Group, and GM of Financial Institutions Business and Public Sector Finance Division	Statutory Executive Officer, GM of Financial Institutions Business a Public Sector Finance Division
Takashi Tsuchiya	Statutory Executive Officer, Head of Advisory Sub-Group, and Head of Corporate Banking Business Sub-Group	Statutory Executive Officer, GM of Osaka Branch, and GM(SA) of Corporate Banking Busines Sub-Group

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Wednesday, November 14, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes:

(1) Institutional Banking Group
a. Corporate Banking Business Sub-Group ("CBBSG")
(i) Strategy Business Units I to V and Priority Business Units I to III shall be rearranged into five sector-specific units, "Business Promotion Units I to V."
(ii) Corporate Business Units I to III shall be integrated into Corporate Business Units I and II.
(iii)The "Financial Sponsor Business Unit" ("FSBU") shall be established to enhance communication with investment funds.
(iv) The Osaka Strategy Business Unit shall be renamed "Osaka Business Promotion Unit."

b. Corporate Business Solutions Sub-Group ("CBSSG")
(i) CBSSG shall be renamed "Principal Transactions Sub-Group" ("PTSG").
(ii) The Japanese name of the International Principal Finance Division shall be changed to "*Kokusai-Toshi-Bu*" from "*Kokusai-Bu.*" The name of the "Corporate Revitalization Division" shall be changed to "Corporate Solutions Division"

(2) Finance Group
The "Expense Control Department" shall be established as a department of the Group Business Controlling Division.

Effective Date
December 1, 2007


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Changes

Tokyo (Monday, November 19, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective November 19, 2007.

	New Position	Former Position
Dhananjaya Dvivedi	Senior Managing Executive Officer, Group Chief Information Officer, and Head of Banking Infrastructure Group	Senior Managing Executive Officer, Group Chief Information Officer, Head of Banking Infrastructure Group, and Head of Control Sub-Group
Yoshikazu Sato	Statutory Executive Officer, Head of Technology Sub-Group, GM of Information Technology Division, and GM of Technology Support Division	Statutory Executive Officer, Head of Technology Sub-Group, GM of Information Technology Division, GM of Technology Support Division, and GM of Operations Planning and Administration Division

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.


INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

November 20, 2007

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code 8303, TSE First Section)

Announcement of Issuance of New Shares by Third Party Allotment

Tokyo (November 20, 2007) – Shinsei Bank, Limited ("Shinsei Bank" or "the Bank") hereby announces that the Bank's board of directors, at its meeting held on November 20, 2007, passed a resolution to issue new shares of common stock by third party allotment as follows:

1. Purpose of Issuance of New Shares by Third Party Allotment

As described in the press release "Shinsei Bank Announces Support for Tender Offer" dated November 20, 2007, Shinsei Bank has entered into a Transaction Agreement (the "Transaction Agreement") with the joint tender offerors (collectively, the "Tender Offerors"), newly formed by a series of investors including affiliates of J.C. Flowers & Co. LLC ("JCF & Co."). Pursuant to the Transaction Agreement, Shinsei Bank agreed and decided to issue ¥50 billion of new shares by a third party allotment (the "Third Party Allotment") for the purpose of strengthening its capital base.

Pursuant to the Transaction Agreement, the Tender Offerors will commence a tender offer (the "Tender Offer") for common shares of Shinsei Bank. The Third Party Allotment is conditioned upon commencement and completion of the Tender Offer and the issue price of the Third Party Allotment is ¥425, the same as the tender offer price for the Tender Offer. The condition for a minimum number of tendered shares to be acquired is not set, but the completion of the Tender Offer is conditioned upon a receipt of approval of the Prime Minister of Japan for the Tender Offerors to acquire voting rights greater than the bank major shareholder threshold provided for by the Banking Law, and upon fulfilling other conditions set for the Tender Offer. If any of such conditions is not met, the Tender Offer will not be completed, nor the Third Party Allotment.

2. Amount of Capital to be Raised and Use of Proceeds

(1) Amount of Capital to be Raised

¥50,000,000,075

(2) Detailed Use of Proceeds

The newly raised capital from the Third Party Allotment will fortify the capital base of Shinsei Bank, which enables the Bank to actively pursue opportunities to enhance the existing business as well as to make new investments both in and outside of Japan. Below is the detailed explanation of the Bank's plan.

Retail Business:
Expansion of the retail banking channel and development of systems to expand and enhance retail customer loan business.

Institutional Banking Business:
Expansion of institutional banking services and products, including customer business and principal activities.

Consumer and Commercial Financial Business:
Expansion of the scope and activities of consumer finance business, including support of group companies such as APLUS and Shinki and potential mergers and acquisitions.

(3) Timing of Use of Proceeds

Gradually from April, 2008

(4) Rationale of Use of Proceeds

The Tender Offerors desire to affirm their commitment to the long-term business prospects of Shinsei Bank and invest in the Bank with a view to strengthening the Bank's capital base and three-pillar business strategy and expanding the products and services offered to customers. The Bank believes that the newly injected capital by the Third Party Allotment can be utilized for a further implementation of its business strategy and an enhancement of its capital base, management capability, and status in the market. The newly injected capital will also help the Bank accommodate the need for a higher amount of working capital, caused by the expansion of its business.

3. Financial Performance and Equity Finance for the Past Three Years

(1) Financial Performance for the Past Three Years (Consolidated)

(Million Yen)

Fiscal Year Ended	March 31, 2005	March 31, 2006	March 31, 2007
Ordinary Income	248,641	529,057	560,016
Net Ordinary Income	54,454	71,471	23,172
Net Income (Loss) before Tax	65,597	73,711	(65,708)
Net Income (Loss)	67,435	76,099	(60,984)
Net Income (Loss) per Share (yen)	46.78 yen	53.16 yen	(45.92 yen)
Net Income (Loss) per Share on a fully diluted basis (yen)	34.98 yen	37.75 yen	-
Dividend per Share (yen)	2.58 yen	2.96 yen	2.66 yen
Net Assets per Share (yen)	329.65 yen	380.20 yen	308.60 yen

(2) Outstanding Shares and Potential Shares (as of September 28, 2007)

Type	Number of Common Shares	Percentage

Outstanding Common Shares	1,673,570,944	100.0%
Potential Shares	269,128,888	16.1%

(3) Recent Movement of the Share Price of Shinsei Bank

(i) Share Price for the Past Three Years

(yen)

	March 31, 2005	March 31, 2006	March 31, 2007
Opening Price	826	607	830
Highest Price	832	826	894
Lowest Price	580	511	543
Closing Price	610	824	565

(ii) Share Price for the Past Six Months

(yen)

	May	June	July	August	September	October
Opening Price	515	534	497	447	384	360
Highest Price	566	537	504	454	384	406
Lowest Price	492	493	406	351	301	310
Closing Price	534	498	448	387	362	370

(iii) Share Price on the Day Immediately Preceding the Resolution Date

(yen)

	November 19, 2007
Opening Price	375
Highest Price	377
Lowest Price	359
Closing Price	364

(4) The Equity Finance Being Proposed

New Shares Issued by Third Party Allotment

Timing of Issuance	March 19, 2008 (Note)
Amount of Funds to be Obtained	¥50,000,000,075
Outstanding Shares prior to Offering	1,673,570,944 Shares
Potential Shares prior to Offering	269,128,888 Shares
Shares to be Issued This Time	117,647,059 Shares
Issue Price	¥425 per Share (Injection under the Company Law)
Allottee	See 7(1) below.

(Note) The timing of issuance takes into consideration the possibility that the Tender Offer period may be extended to its full extent. If the Tender Offer is completed as scheduled, the timing of issuance may take place before March 19, 2008.

(5) Equity Finance for the Past Three Years

Not applicable

4. Major Shareholders and Shareholding Percentage

Prior to Offering (as of March 31, 2007)		After Offering (Note 1)	
The Chase Manhattan Bank N.A. London (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabutocho Securities Settlement & Clearing Services Division)	9.04%	Saturn IV Sub LP (Note 2)	18.03%
State Street Bank and Trust Company (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabutocho Securities Settlement & Clearing Services Division)	7.47%	The Resolution and Collection Corporation (Note 3)	11.16%
Shinsei Bank, Limited	6.54%	The Chase Manhattan Bank N.A. London (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabutocho Securities Settlement & Clearing Services Division)	7.44%
J. Christopher Flowers	6.28%	Saturn Japan III Sub C.V. (Note 2)	6.16%
Santander Investment SA, C. Central Valores (Standing Proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Settlement & Clearing Services Division)	4.42%	State Street Bank and Trust Company (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabutocho Securities Settlement & Clearing Services Division)	6.14%
State Street Bank and Trust Company 505103 (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabutocho Securities Settlement & Clearing Services Division)	3.29%	Shinsei Bank, Limited	5.38%
The Master Trust Bank of Japan Ltd. (Trust Account)	2.65%	J. Christopher Flowers	5.17%
Japan Trustee Services Bank, Ltd. (Trust Account)	2.02%	Santander Investment SA, C. Central Valores (Standing Proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Settlement & Clearing Services Division)	3.63%
Mellon Bank N.A. as Agent for its Client Mellon Omnibus US Pension (Standing Proxy: The Hong Kong Shanghai Banking Corporation Limited, Tokyo Branch)	1.91%	State Street Bank and Trust Company 505103 (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabutocho Securities Settlement & Clearing Services Division)	2.70%
The Bank of New York, Treaty JASDEC Account (Standing Proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Settlement & Clearing Services Division)	1.54%	The Master Trust Bank of Japan Ltd. (Trust Account)	2.18%
Hero & Company (Standing Proxy: Sumitomo Mitsui Banking Corporation Financial Securities Service Division)	1.32%	Japan Trustee Services Bank, Ltd. (Trust Account)	1.66%

(Note 1)
The Shareholding Percentages after the Offering are calculated based on the number of outstanding Shares prior to the Offering as set forth in 3(4) above plus the number of Shares to be newly issued through the Third Party Allotment. The number of Shares held by each shareholder used for calculating such shareholder's Shareholding Percentage is the number as of March 31, 2007, unless otherwise indicated in (Note 2) and (Note 3) below.

(Note 2)
The Shareholding Percentage of such shareholder is calculated based on the number of Shares such shareholder would acquire through the Tender Offer should there be tenders for not less than the maximum number of Tender Offer shares.

(Note 3)
The Shareholding Percentage of such shareholder is calculated based on the number of Shares obtained by such shareholder as a result of conversion of all of the shares of No. 3 Type B Preferred Stock into the Shares in August this year.

5. Impact on Financial Performance

Shinsei Bank will not change its financial forecast for FY2007. As the Bank plans to effectively utilize the newly raised capital to expand its scope of business, the Bank is expecting its revenue and profit to increase in the future. However, the Bank does not have any concrete plans at this moment and thus is not able to announce changes in its business projection.

6. Reasonableness of Terms of Issuance, etc.

(1) Basis for the Calculation of Issue Price

Pursuant to the Transaction Agreement, the issuing price for the Third Party Allotment will be ¥425, the same as the price for the Tender Offer which takes place concurrently, on the basis that Shinsei Bank expresses its support for the Tender Offer.

The price for the Tender Offer was proposed by the Tender Offerors. For detail, please see the press release "Shinsei Bank Announces Support for Tender Offer" released today.

Additionally, if the Tender Offer price were to be increased, the subscription price would also be increased by the same degree.

(2) Reason for Having Decided that Issuance Volume and Dilution Effect are Reasonable

The Tender Offer price of ¥425 per share represents a premium of 20.7% over ¥352, the average closing price of the Bank's common shares on the first section of the Tokyo Stock Exchange for the three month period

ending November 19, 2007, a premium of 24.4% over ¥342, the one month average, and a premium of 16.8% over ¥364, the closing price of the day prior to the announcement.

7. Reason for Selecting Allottees, etc.

(1) Overview of Allottees

Name of Allottee		Saturn I Sub (Cayman) Exempt Limited
Number of Shares Allotted		5,051,139 Shares
Payment Price		¥2,146,734,075
Information on Allottee	Address of Head Office	c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY 1-9002, Cayman Islands
	Name of Representatives	J. Christopher Flowers
	Capital Amount	US$0.01
	Contents of Business	Newly established for the purpose of holding the Bank's shares.
	Major Shareholder	Saturn I LP
Relationship with Shinsei Bank	Capital Relationship	The Allottee currently owns no shares of Shinsei Bank. Note: According to the Tender Offerors, J. Christopher Flowers, the representative of the Allottee, currently beneficially owns 5.95% of the outstanding shares of Shinsei Bank and is also the controlling shareholder of the ultimate general partner of an entity established to hold 4.48% of the outstanding shares of Shinsei Bank.
	Transactional Relationship	Not applicable
	Lease of Equipment	Not applicable
	Concurrent Post of Officers	J. Christopher Flowers, the representative of the Allottee, is a Director of Shinsei Bank. Members of Shinsei Bank management, including Thierry Porté (Director, Representative Statutory Officer, President and CEO), Junji Sugiyama (Director, Representative Statutory Executive Officer and Chairman) and certain members of the management team including Statutory Executive Officers ("shikko yaku") are expected to be offered the opportunity to invest in the Allottees, subject to compliance with all applicable laws and regulations.

Name of Allottee		Saturn Japan II Sub C.V.
Number of Shares Allotted		5,486,363 Shares
Payment Price		¥2,331,704,275
Information on Allottee	Address of Head Office	c/o 717 Fifth Avenue, 26th Floor, New York, NY 10022, United States of America
	Name of Representatives	J. Christopher Flowers (a director of the ultimate general partner)
	Capital Amount	Euro 1,500
	Contents of Business	Newly established for the purpose of holding the Bank's shares.
	Ultimate General Partner	Cayman II (Cayman) Exempt Ltd.

Relationship with Shinsei Bank	Capital Relationship	The Allottee currently owns no shares of Shinsei Bank. Note: According to the Tender Offerors, J. Christopher Flowers, the director of Allottee's ultimate general partner, currently beneficially owns 5.95% of the outstanding shares of Shinsei Bank and is also the controlling shareholder of the ultimate general partner of an entity established to hold 4.48% of the outstanding shares of Shinsei Bank.
	Transactional Relationship	Not applicable
	Lease of Equipment	Not applicable
	Concurrent Post of Officers	J. Christopher Flowers, the director of Allottee's ultimate general partner, is a Director of Shinsei Bank. Members of Shinsei Bank management, including Thierry Porté (Director, Representative Statutory Officer, President and CEO), Junji Sugiyama (Director, Representative Statutory Executive Officer and Chairman) and certain members of the management team including Statutory Executive Officers ("shikko yaku") are expected to be offered the opportunity to invest in the Allottees, subject to compliance with all applicable laws and regulations.

Name of Allottee		Saturn Japan III Sub C.V.
Number of Shares Allotted		27,292,678 Shares
Payment Price		¥11,599,388,150
Information on Allottee	Address of Head Office	c/o 717 Fifth Avenue, 26th Floor, New York, NY 10022, United States of America
	Name of Representatives	J. Christopher Flowers (a director of the ultimate general partner)
	Capital Amount	Euro 1,500
	Contents of Business	Newly established for the purpose of holding the Bank's shares.
	Ultimate General Partner	Cayman III (Cayman) Exempt Ltd.
Relationship with Shinsei Bank	Capital Relationship	The Allottee currently owns no shares of Shinsei Bank. Note: According to the Tender Offerors, J. Christopher Flowers, the director of Allottee's ultimate general partner, currently beneficially owns 5.95% of the outstanding shares of Shinsei Bank and is also the controlling shareholder of the ultimate general partner of an entity established to hold 4.48% of the outstanding shares of Shinsei Bank.
	Transactional Relationship	Not applicable
	Lease of Equipment	Not applicable
	Concurrent Post of Officers	J. Christopher Flowers, the director of Allottee's ultimate general partner, is a Director of Shinsei Bank. Members of Shinsei Bank management, including Thierry Porté (Director, Representative Statutory Officer, President and CEO), Junji Sugiyama (Director, Representative Statutory Executive Officer and Chairman) and certain members of the management team including Statutory Executive Officers ("shikko yaku") are expected to be offered the opportunity to invest in the Allottees, subject to compliance with all applicable laws and regulations. Mr. Emilio Botin, a Director of Shinsei Bank, is the Chairman of Grupo Santander which will invest in the Allottee.

Name of Allottee		Saturn IV Sub LP
Number of Shares Allotted		79,816,879 Shares
Payment Price		¥33,922,173,575
Information on Allottee	Address of Head Office	c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY 1-9002, Cayman Islands
	Name of Representatives	J. Christopher Flowers (a director of the ultimate general partner)
	Capital Amount	US$2
	Contents of Business	Newly established for the purpose of holding the Bank's shares.
	Ultimate General Partner	Cayman IV (Cayman) Exempt Ltd.)
Relationship with Shinsei Bank	Capital Relationship	The Allottee currently owns no shares of Shinsei Bank. Note: According to the Tender Offerors, J. Christopher Flowers, the director of Allottee's ultimate general partner, currently beneficially owns 5.95% of the outstanding shares of Shinsei Bank and is also the controlling shareholder of the ultimate general partner of an entity established to hold 4.48% of the outstanding shares of Shinsei Bank.
	Transactional Relationship	Not applicable
	Lease of Equipment	Not applicable
	Concurrent Post of Officers	J. Christopher Flowers, the director of Allottee's ultimate general partner, is a Director of Shinsei Bank. Members of Shinsei Bank management, including Thierry Porté (Director, Representative Statutory Officer, President and CEO), Junji Sugiyama (Director, Representative Statutory Executive Officer and Chairman) and certain members of the management team including Statutory Executive Officers ("shikko yaku") are expected to be offered the opportunity to invest in the Allottees, subject to compliance with all applicable laws and regulations.

(2) **Reason for Selecting the Allottees**

As described in the press release "Shinsei Bank Annoucnes Support Tender Offer" dated November 20, 2007, Shinsei Bank received from the Tender Offerors the proposals for the Tender Offer and the Third Party Allotment and has decided to support them. The Allottees are the same as the Tender Offerors in the Tender Offer.

(3) **Allottee's Policy for Holding Shares**

Shinsei Bank expects that the Allottees will hold the allotted shares to support Shinsei Bank to achieve its

business strategy.

(Attached) Terms of Issuance of Shares

(1)	Number of Common Shares to Be Issued	117,647,059 shares
(2)	Issue Price	¥425 per share
(3)	Aggregate Issue Price	¥50,000,000,075 (¥425 per share)
(4)	Amount to be Appropriated into Capital	¥25,000,000,038
(5)	Method of Offering or Allotment	Third party allotment to the Allottees listed in (9) below
(6)	Offering Period	March 18, 2008
(7)	Payment Date	March 19, 2008
(8)	Delivery Date of New Share Certificates	March 19, 2008 (scheduled)
(9)	Allottees and Allotted Shares	
	Saturn I Sub (Cayman) Exempt Limited	5,051,139 shares
	Saturn Japan II Sub C.V.	5,486,363 shares
	Saturn Japan III Sub C.V.	27,292,678 shares
	Saturn IV Sub LP	79,816,879 shares

(10) Each item above is conditioned upon effectiveness of the Shelf Registration and filing of the Supplementary Document to Shelf Registration Statement pursuant to the Financial Instruments and Exchange Law.

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.




INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

November 20, 2007

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code 8303, TSE First Section)

Shinsei Bank Announces Support for Tender Offer

Tokyo (November 20, 2007) – Shinsei Bank, Limited ("Shinsei Bank" or "the Bank") hereby announces that Shinsei Bank's Board of Directors, at its meeting held on November 20, 2007, passed a resolution to express its support for the tender offer (the "Tender Offer") for up to 358,455,953 common shares (representing 22.7% of the currently outstanding common shares excluding treasury shares) of Shinsei Bank by the joint tender offerors (collectively, the "Tender Offerors") named below. The Tender Offerors are newly formed investment vehicles whose investors include affiliates of J.C. Flowers & Co. LLC ("JCF & Co.") to acquire shares of the Shinsei Bank through the Tender Offer. The Tender Offerors expect to set the tender offer period from November 22, 2007 to January 10, 2008, for 30 business days.

Shinsei Bank intends to maintain its listing on the Tokyo Stock Exchange even if the Tender Offerors successfully acquire the maximum number of shares of common stock of Shinsei Bank sought to be acquired.

1. General Description of the Tender Offerors

(1)	Name of Tender Offerors	(a) Saturn I Sub (Cayman) Exempt Ltd. (b) Saturn Japan II Sub C.V. (c) Saturn Japan III Sub C.V. (d) Saturn IV Sub LP
(2)	Type of Business	Newly created to hold shares of Shinsei Bank
(3)	Year Established	(a) October 2007 (b) November 2007 (c) November 2007 (d) October 2007
(4)	Principal Office	(a) c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY 1-9002, Cayman Islands (b) c/o J.C. Flowers & Co., LLC, 717 Fifth Avenue, 26th Floor, New York, NY 10022, United States of America (c) c/o J.C. Flowers & Co., LLC, 717 Fifth Avenue, 26th Floor, New York, NY 10022, United States of America (d) c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY 1-9002, Cayman Islands
(5)	Name and Title of Representative	(a) J. Christopher Flowers, Director (b) J. Christopher Flowers, Director of ultimate general partner (c) J. Christopher Flowers, Director of ultimate general partner (d) J. Christopher Flowers, Director of ultimate general partner
(6)	Capital Amount	(a) USD 0.01 (b) Euro 1,500 (c) Euro 1,500 (d) USD 2.00
(7)	Major Shareholders and Ownership Ratio	(a) Saturn I LP (Cayman), 100% (b) Cayman II (Cayman) Exempt Ltd., ultimate general partner

			(c) Cayman III (Cayman) Exempt Ltd., ultimate general partner (d) Cayman IV (Cayman) Exempt Ltd., ultimate general partner
(8)	Relationship between Shinsei Bank and the Tender Offerors	Shareholdings	The Tender Offerors currently own no shares of Shinsei Bank. Note: According to the Tender Offerors, J. Christopher Flowers currently beneficially owns 5.95% of the outstanding shares of Shinsei Bank and is also the controlling shareholder of the ultimate general partner of an entity established to hold 4.48% of the outstanding shares of Shinsei Bank.
		Personal Relationships	J. Christopher Flowers, a Director of Shinsei Bank is a Director of the controlling shareholder of Saturn I Sub (Cayman) Exempt Ltd. and a Director of the ultimate General Partners of the other Tender Offerors. Members of Shinsei Bank management, including Thierry Porté (Director, Representative Statutory Officer, President and CEO), Junji Sugiyama (Director, Representative Statutory Executive Officer and Chairman) and certain members of the management team including Statutory Executive Officers ("*shikko yaku*") are expected to be offered the opportunity to invest in the Tender Offerors, subject to compliance with all applicable laws and regulations. Mr. Emilio Botín, a Director of Shinsei Bank, is the Chairman of Grupo Santander, which will invest in the Tender Offerors.
		Business Connections	Not applicable.
		Relationship with Other Parties in the Tender Offer	Not applicable.

2. Details, Background and Reasons for Opinion

(1) Opinion of the Board

The Board resolved to support the tender offer for Shinsei Bank's shares to be conducted by the Tender Offerors at the Board of Directors meeting held on November 20, 2007.

(2) Background to the Decision to Support the Tender Offer

Shinsei Bank is a diversified financial institution with a business model based on three strategic pillars: Institutional Banking, Consumer and Commercial Finance, and Retail Banking. Previously known as The Long-Term Credit Bank of Japan, or LTCB, Shinsei Bank was nationalized by the Japanese Government in October 1998 due to

severe credit quality problems stemming from loans made. As of March 1, 2000, the Japanese Government transferred ownership of the common shares of Shinsei Bank to an investment partnership, New LTCB Partners.

Following its emergence from temporary nationalization and under the guidance of a new management team and Board of Directors recruited by New LTCB Partners, Shinsei Bank undertook an intensive program of improving asset quality and creating the institutional infrastructure necessary to compete in institutional and retail banking in Japan. Under its new management, Shinsei Bank has:

- increased interest spreads to better reflect credit risk and developed significant fee-based income;
- created a full-fledged retail banking operation;
- reduced non-performing claims under Japan's Financial Revitalization Law from ¥1,864.7 billion in March 2000 to ¥27.9 billion as of March 31, 2007; and
- entered new businesses, including acquisitions in the consumer and commercial finance sector.

In February 2004, Shinsei Bank completed an initial public offering and was listed on the First Section of the Tokyo Stock Exchange. At the time of a second public offering in February 2005, New LTCB Partners distributed a majority of Shinsei Bank's shares to its investors, following which no single investor other than J. Christopher Flowers and The Resolution and Collection Corporation ("RCC"), had a greater than 5% beneficial ownership in Shinsei Bank's common shares to the extent of Shinsei Bank's knowledge.

J. Christopher Flowers is a founder of JCF & Co., which is a New York-based private equity firm established in 2001. JCF & Co. specializes in investing in financial services companies and has extensive experience in the ownership and management of regulated financial institutions. J. Christopher Flowers, a former partner of Goldman, Sachs & Co., was a lead investor in organizing and managing New LTCB Partners and its investment in Shinsei Bank, and has been a director of Shinsei Bank since the acquisition. According to the Tender Offerors, Mr. Flowers currently has a 5.95% beneficial ownership interest in Shinsei Bank and also is the controlling shareholder of the ultimate general partner of a limited partnership established to hold a 4.48% interest in Shinsei Bank. None of these shares will be tendered in response to the Tender Offer.

The Japanese Government continues to hold, through the RCC, 12.0% of Shinsei Bank's common shares based on common shares outstanding as of September 30, 2007, and all of Shinsei Bank's Class A preferred shares through Deposit Insurance Corporation of Japan. The Class A preferred shares are currently convertible into 269.1 million shares of Shinsei Bank common stock at a conversion price of ¥360 per share and, unless previously converted, would be mandatorily converted into common shares on April 1, 2008. As a recipient of public funds, Shinsei Bank is required to prepare and periodically update a revitalization plan. In June 2007, Shinsei Bank received a business improvement order from Japan's Financial Services Agency for failing to achieve the net income target of Shinsei Bank for the year ended March 31, 2007, in the plan, primarily due to the impact of impairment charges and valuation allowances relating to Shinsei Bank's consumer finance operations.

Ongoing deregulation, including the removal of regulatory barriers between different sectors of the financial

industry, as well as improvements in the financial condition of many major Japanese financial institutions have intensified competition in Shinsei Bank's business areas. In addition, court decisions strictly interpreting the circumstances under which consumer finance companies have to refund "excess" or "grey zone" interest to borrowers and changes in relevant statutes to lower the maximum lending rate permissible for consumer finance companies have negatively impacted Japan's consumer finance companies, including subsidiaries and affiliates of Shinsei Bank. These developments are contributing to consolidation and restructuring in the consumer finance industry. Due in part to the continued negative impact of regulatory changes in the consumer finance industry on its subsidiaries and affiliates, and to the mark-downs and provisions recorded in its exposure to the U.S. residential mortgage market, Shinsei Bank on November 14, 2007, announced that the consolidated net income for the first half of Fiscal Year 2007was ¥ 23.1 billion, 40.3% below the net income for the same period previous year, and that the Bank will not pay an interim dividend on its common shares.

Both JCF & Co. and the senior management members of Shinsei Bank desire to reaffirm their commitment to the long-term business prospects of the Bank. The Tender Offerors desire to invest in the Bank with a view to strengthening Shinsei Bank's capital base and three-pillar business model and expanding the products and services offered to customers.

Shinsei Bank's three business pillars cover a broad range of business and customer segments and give it diversified sources of revenue. JCF & Co. and management of the Bank believe that applying the Bank's common advanced technological infrastructure, capital base and risk management capability across these businesses will provide economies of scale as well as opportunities for synergies through referrals and joint offerings. Other important elements of Shinsei Bank's business strategy include:

- *Executing its "Strategy, Plans and Budgets" initiative.* Shinsei Bank, as well as each of its groups and divisions, is developing visions, strategies, plans and budgets created through a bottom-up process in which each of Shinsei Bank's business lines has identified strategic, customer-oriented objectives and concrete plans for achieving them. Business lines are also required to identify key performance indicators that can be used to track progress. Management monitors the performance of the business lines periodically, and works with them to adjust their strategies, plans and budgets as necessary.

- *Implementing its "Solution Banking" approach to Institutional Banking.* Shinsei Bank has progressively integrated the product and relationship groups in its Institutional Banking Group. By doing so, Shinsei Bank has shifted the focus of its institutional banking activities away from corporate lending, which is the basis of a traditional Japanese banking model, to the provision of customized and innovative solutions responsive to the customers' financial needs. Through close collaboration with product specialists, relationship managers are identifying opportunities not only to increase lending relationships but also to grow non-interest income through securitization, structured finance, corporate advisory and other transactions.

- *Becoming the financial institution of choice for Shinsei Bank's targeted retail customer segments.* Shinsei Bank's full-service retail operations have already contributed to the diversification in funding. Increasingly, Shinsei Bank is segmenting its customer relationships, for example, by

offering Shinsei Platinum services to customers with total assets managed by the Bank of more than ¥ 20 million, or investments in "risk assets" such as mutual funds of more than ¥3 million, or who have borrowed a mortgage loan from the Bank. Shinsei Bank's retail banking strategy is to establish itself as a mainstream retail bank offering a full range of financial products and services, while focusing on consulting and advisory services for high net worth and mass-affluent customers and direct banking through highly efficient and convenient channels for mass retail customers.

- *Restructuring and expanding Consumer and Commercial Finance.* Shinsei Bank regards its consumer and commercial finance business as a key element of its three-pillar business strategy area. Shinsei Bank has taken decisive action to restructure the consumer finance operations of APLUS in light of changes affecting the consumer finance industry. Shinsei Bank believes it can improve the operations of its consumer and commercial finance business base by employing its financial and risk management expertise, its access to capital as well as its advanced information technology infrastructure and know-how. There are also opportunities to cross-sell products and services through the incorporation of these businesses with Shinsei Bank's overall product and service offerings.

To support Shinsei Bank's business strategy, the Tender Offerors proposed a transaction agreement (the "Transaction Agreement"), pursuant to which the Tender Offerors agree to commence the Tender Offer and, subject to completion of the Tender Offer, Shinsei Bank agreed and decided to issue ¥50 billion of new common shares to the Tender Offerors at a price per share equal to the Tender Offer price to strengthen its capital base. As a result, if the Tender Offerors acquire the maximum number of common shares subject to the Tender Offer and subscribe for the new common shares, the Tender Offerors and affiliates of JCF&Co. will hold in the aggregate approximately 32.6% of Shinsei Bank on a fully diluted basis assuming the conversion of the Class A preferred shares at the current conversion price.

The Tender Offerors and Shinsei Bank both believe that through implementation of the Transaction Agreement, the Tender Offerors will bring strong shareholder support and new capital to Shinsei Bank that will allow it to execute its business strategies and to improve its financial resources, operational capabilities and market position. They believe these improvements will enable Shinsei Bank to strengthen further its financial position in order to repay in a timely manner the remaining public funds in its capital structure.

Upon receiving the proposal from the Tender Offerors, taking into account the necessity of protecting the interests of public shareholders, the independent directors of Shinsei Bank formed a Special Committee to analyze and consider the advantages of and risks inherent in the Tender Offer, the Tender Offer price, the Transaction Agreement and other conditions from various perspectives, as described in (3) and (4) below. After careful consideration, in light of Shinsei Bank's current business circumstances, the Board of Directors, in which only the independent directors cast their votes, reached the conclusion that support for the Tender Offer and entering into the Transaction Agreement represented an attractive and reasonable way to improve Shinsei Bank's future performance and to enhance Shinsei Bank's corporate value.

(3) Measures for Achieving a Fair Tender Offer Price

The Tender Offerors will conduct the Tender Offer for the purpose of acquiring up to a maximum of

358,455,953 common shares (representing 22.7% of the currently outstanding common shares excluding treasury shares) of Shinsei Bank. No minimum condition has been set by the Tender Offerors. Shinsei Bank has agreed not to tender any of its treasury shares in response to the Tender Offer. Completion of the Tender Offer is conditioned upon receipt of approval of the Prime Minister of Japan for the Tender Offerors and parties related to certain of the Tender Offerors to acquire shares greater than the bank major shareholder threshold.

Since Directors and senior management of Shinsei Bank are expected to have ownership interests in the Tender Offerors, Shinsei Bank concluded that appropriate procedures be put in place to determine, among other things, how much the Tender Offer price should be and what the terms of the Tender Offer and Transaction Agreement should be to ensure fairness to public shareholders.

More specifically, on October 31, 2007, the Board of Directors of Shinsei Bank received an initial briefing by the Tender Offerors with respect to the proposed transaction. In light of the potential benefits to Shinsei Bank in executing its business strategy from the proposed transaction, the Board of Directors decided to form a Special Committee composed of the independent directors, which would exclude Messrs. Thierry Porté, Junji Sugiyama and J. Christopher Flowers (whose interests in the Tender Offerors are noted above) and Mr. Emilio Botín (the Chairman of Grupo Santander which invests in the Tender Offerors), to make further evaluation and to retain an independent financial advisor. On November 9, 2007, the Special Committee met to consider the proposal and appointed Morgan Stanley Japan Securities Co., Ltd. ("Morgan Stanley") as independent financial advisor and also consulted with Anderson Mori & Tomotsune ("AMT"), Shinsei Bank's outside legal counsel. Between November 9, 2007 and November 19, 2007, the members of the Special Committee received advice from AMT, Morgan Stanley and others and analyzed the terms and conditions of the Tender Offer and the Transaction Agreement. On November 19, 2007, the results of these analyses were discussed at the meeting of the Special Committee of Shinsei Bank, and Morgan Stanley rendered its opinion on November 19, 2007, that the Tender Offer price pursuant to the Transaction Agreement is fair, from a financial point of view, to the holders of outstanding common shares of Shinsei Bank (other than the Tender Offerors and persons related to certain of the Tender Offerors) and that the new share subscription price pursuant to the Transaction Agreement is fair, from a financial point of view, to Shinsei Bank. Taking into account the terms and conditions of the Tender Offer, all other relevant facts and circumstances, and a report from the Special Committee supporting the execution of the transaction, the Board of Directors determined that the Tender Offer was in the common interest of the shareholders of Shinsei Bank and resolved, by unanimous votes of 10 directors present, to support the Tender Offer. The directors of Shinsei Bank deemed to have a special interest that did not participate in the voting regarding the proposed transactions were Mr. Thierry Porté and Mr. Junji Sugiyama, Shinsei Bank's two executive directors who are expected to invest in the Tender Offerors, Mr. J. Christopher Flowers and Mr. Emilio Botín, the Chairman of Grupo Santander, which is also investing in the Tender Offerors. All of the other directors of Shinsei Bank are independent and outside directors.

The Tender Offer price of ¥425 per share, represents a premium of 20.7% over ¥352, the average closing price of Shinsei Bank's common shares on the first section of the Tokyo Stock Exchange for the three month period ending November 19, 2007, a premium of 24.4% over ¥342, the one month average, and a premium of 16.8% over ¥364, the closing price of the previous day of the announcement.

(4) Measures to Prevent Conflict of Interests

Since certain Directors and management of Shinsei Bank are expected to have ownership interests in the

Tender Offerors as described in (3), in considering the tender offer proposal the Special Committee took prudent steps to collect information, analyze it, and deliberate in order to protect the interests of public shareholders of Shinsei Bank and to ensure the fairness of the terms and procedures related to the Tender Offer. In addition, the Special Committee frequently exchanged information and opinions through meetings and e-mails and considered and discussed whether the value of Shinsei Bank would be enhanced through the Tender Offer and the Transaction Agreement, whether due consideration was given to the protection of public shareholder interests through fair procedures, and, accordingly, whether the Board would support the Tender Offer or not between November 9, 2007 and November 19, 2007.

Also, AMT, Shinsei Bank's legal advisor on Japanese law, advised the Special Committee through frequent conversations, in writing and in e-mails about details of the Tender Offer and Transaction Agreement, various issues, and practical responses to those issues. As stated above, the directors considered how to enhance the corporate value of the Shinsei Bank and to protect interests of the Bank's public shareholders within the context of the proposed Tender Offer.

Moreover, the Special Committee appointed Morgan Stanley as independent financial advisor. With Morgan Stanley's advice, the independent directors in the Special Committee discussed analyses of the Tender Offer price and the new share subscription price. The Special Committee was also provided an explanation by Morgan Stanley as to the fairness of the Tender Offer price, from a financial point of view, of the holders of outstanding common shares of Shinsei Bank (other than the Tender Offerors and persons related to certain of the Tender Offerors) and as to the fairness of the new share subscription price, from a financial point of view, to Shinsei Bank.

The Special Committee, as a result of consideration of various circumstances as mentioned above, determined that the Tender Offer would benefit the corporate value of Shinsei Bank and thus deserved its support, and reported to the Board of Directors accordingly. Upon receipt of such report, the Board of Directors (in which 10 independent directors out of the entire 14 directors cast their votes), as a consequence of the analyses, taking into consideration the Tender Offer price, the new capital to be raised via the planned third-party allotment, the commitment by JCF & Co., the other investors and senior management to support the three-pillar business strategy of Shinsei Bank, the current financial position of Shinsei Bank, the effect on Shinsei Bank's value, the report from the Special Committee, and other various factors, concluded that the Tender Offer would benefit the corporate value of Shinsei Bank and be in the common interest of all shareholders. After all those consideration, the board unanimously resolved to support the Tender Offer on November 20, 2007.

(5) Maintenance of Listing

Shinsei Bank's common stock is currently listed on the First Section of the Tokyo Stock Exchange, and Shinsei Bank and the Tender Offerors intend to maintain the listing following completion of the Tender Offer and the third-party allotment.

3. Details of profit sharing by Tender Offerors and its special affiliate

Not applicable.

4. Response to the policies concerning control of the Shinsei Bank

Not applicable.

5. Questions to the Tender Offerors

Not applicable.

6. Demand for extension of the period of the Tender Offer

Not applicable.

7. Press Release of the Tender Offerors

See the attached document

---End---

Please be advised that any person who obtained information concerning the Tender Offer from this document may be restricted from purchasing stock of Shinsei Bank, Limited as a first recipient of information under the regulations on insider trading, until 12 hours after its disclosure to two or more of the press companies set forth in Section 30, Paragraph 1, Subparagraph 1 of the Enforcement Order of the Financial Instruments and Exchange Law pursuant to Section 167, Paragraph 3 of the Financial Instruments and Exchange Law and Section 30 of the Enforcement Order thereof. Also, please note that the Shinsei Bank shall not be held responsible for any such actions, even if a person is held criminally, civilly or administratively responsible due to such purchase, etc.

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

November 20, 2007
J.C. Flowers & Co. LLC

FOR IMMEDIATE RELEASE

Partial Tender Offer for Shinsei Bank, Limited

Tokyo (November 20, 2007) J.C. Flowers & Co. LLC ("JCF") announced today on behalf of four investment vehicles whose investors include affiliates of JCF (collectively, the "Tender Offerors") a tender offer for up to 358,455,953 common shares (representing 22.7% of the currently outstanding common shares) of Shinsei Bank, Limited ("Shinsei Bank") (the "Tender Offer"). The tender offer price will be 425 yen per share. The tender offer period is expected to commence November 22, 2007 and continue through January 10, 2008 (30 business days). The Tender Offerors are newly formed investment vehicles created to enable their investors to acquire shares of Shinsei Bank through the Tender Offer. Key investors include J.C. Flowers II L.P., an investment fund managed by JCF with a diversified institutional investor base, Grupo Santander and Swiss Re. In addition to these institutional investors, members of Shinsei Bank's senior management, including Thierry Porté (Director, Representative Statutory Officer, President and CEO), Junji Sugiyama (Director, Representative Statutory Executive Officer and Chairman) and other statutory executive officers are expected to be offered the opportunity to invest, subject to compliance with certain regulatory procedures. Completion of the Tender Offer is conditional upon receipt of approval from the Prime Minister of Japan for the Tender Offerors and certain affiliates of JCF to become a major shareholder of Shinsei Bank under the Banking Law of Japan.

The Tender Offerors have entered into a transaction agreement with Shinsei Bank. Under the terms of the agreement, Shinsei Bank will issue 117,647,059 new common shares to the Tender Offerors at the same price per share as the Tender Offer price following successful completion of the Tender Offer. The Tender Offerors expect that Shinsei Bank will maintain its listing on the Tokyo Stock Exchange even if the Tender Offerors successfully acquire the maximum number of shares of common stock of Shinsei Bank sought to be acquired.

Shinsei Bank shareholders:

Shinsei Bank shareholders seeking further information on the procedures for tendering may contact the tender offer agent, Nikko Citigroup Limited, or the tender offer sub-agent, Nikko Cordial Securities Inc. For individual shareholders, Nikko Contact Center which is operated by Nikko Cordial Securities Inc. is in service to respond to shareholders' queries regarding the procedures for tendering.

► Nikko Contact Center for individual shareholders use only

Toll Free Dial: 0120-250-959

Period: Tender offer period (expected to be from November 22, 2007 to January 10, 2008) from 9 a.m. to 5 p.m. (Except for Saturday, Sunday and national holidays.)

(Note) To request application forms for the tender offer, shareholders should contact the call center in person.





SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank to Raise New Capital, Deepens Ties with Key Investors

Tokyo (November 20, 2007) --- Shinsei Bank, Limited, a leading diversified financial group, today announced plans to raise new capital, enhance financial stability and deepen ties with key new and existing shareholders. The plan centers on a tender offer from a series of investment vehicles (the "Investors") whose investors include affiliates of J.C. Flowers & Co. LLC (JCF & Co.) and a third-party allotment to the Investors. With the support of senior management and the Investors, the initiative will allow Shinsei Bank to deploy additional capital across its strategic pillars - institutional banking, consumer and commercial finance and retail banking – and renew its commitment to setting the standard for banking in Japan.

Shinsei has received a tender offer bid of 425 yen per share for up to 22.7% of its outstanding common shares from the Investors. Contingent upon the execution of the tender offer and its approval by Japan's regulatory authorities, Shinsei Bank will issue 50 billion yen of new common shares by third-party allotment to the Investors. The issue price of the allotment will be 425 yen per common share, the same as the price for the tender offer bid. As a result of these transactions, the Investors and affiliates of JCF & Co. would hold up to 32.6% of Shinsei's common shares on a fully diluted basis. Additionally, if the price for the tender offer bid were to be increased, the issue price would also be increased by the same degree.

"This is the right choice for Shinsei. It's a strong vote of confidence in our bank and our vision of building a different kind of Japanese bank," said Thierry Porté, President and CEO of Shinsei Bank. "With the backing of key shareholders aligned with the bank's senior management, we receive additional resources to develop and expand our businesses going forward."

The fresh capital will bolster the bank's financial resources, improve its capital ratios and position its institutional banking arm to take advantage of investment and acquisition opportunities going forward. Shinsei also plans to build out its trendsetting retail banking network, enhancing services that have won numerous accolades for customer satisfaction. It will move ahead with the creation of a transparent, customer-friendly model for consumer and commercial finance in Japan, applying its financial and risk management expertise and cutting-edge technologies to a business with long-term growth prospects as well as opportunities for the first sales (cross-selling) of products and services. The application of Shinsei's technological infrastructure, capital base and risk management capability across these businesses will provide opportunities to develop economies of scale along with new products and services.

J. Christopher Flowers, founder and CEO of JCF & Co., has taken a leading role as an investor and advisor to Shinsei since its creation. Under new management and new ownership, Shinsei emerged from temporary nationalization in March 2000 as the successor to The Long-Term Credit Bank of Japan, Limited, or LTCB, founded in 1952. Shinsei's management team aggressively reduced levels of non-performing assets, refocused the business on higher-margin banking products and services, instituted sound corporate governance and risk management processes and established an advanced information technology platform. In February 2004, Shinse listed its common shares on the First Section of the Tokyo Stock Exchange and once again became a publi company.

Shinsei believes it has established a strong foundation for future growth based on:

- our global-standard corporate governance structure
- the scope and synergies of our innovative, client-focused, three-pillar business model
- our high asset quality, strong capital base and enhanced revenue base
- our strong household name recognition, making us one of the best recognized brands among Japanese banks

While many Japanese financial institutions have talked about the need for wide-ranging changes to their corporat strategy, business model and operations, we believe our implementation of strategic and operational innovation sets us apart and places us in a strong competitive position. Our focus is on growing sustainable, customer-drive revenues by exceeding our customers' expectations. We are committed to achieving long-term growth an consistent profitability by offering differentiated and superior banking services.

****

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services t both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (a of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn th trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value fo all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html



SHINSEI BANK

For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Subscription to Shinki's Rights Offering of New Shares

Tokyo (Tuesday, November 27, 2007) --- Shinsei Bank, Limited today announced that it has made a full subscription to the rights offering of new shares proposed by Shinki. The number of shares to be received through this subscription is 76,822,572 shares and the subscription amount is 7,682,257,200 yen. As a result, including the 25,607,524 shares held in Shinki before the subscription to Shinki's rights offering, Shinsei Bank will hold 102,430,096 shares in Shinki after the completion of the rights offering.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html


SHINSEI BANK


Gibraltar
ジブラルタ生命

For Immediate Release

Shinsei Bank, Limited
Gibraltar Life Insurance Co., Ltd.

Shinsei Bank to offer "Smart Nenkin 4 Bunsan Plus" of Gibraltar Life Insurance
— Aiming To Achieve Affluent Life After Retirement —

Tokyo (Friday, November 30, 2007)—Shinsei Bank, Limited (Headquarter: Chiyoda-ku, Tokyo; President and CEO: Thierry Porté, hereinafter "Shinsei Bank") and Gibraltar Life Insurance Co., Ltd. (Headquarter: Chiyoda-ku, Tokyo; President and CEO: Mitsuo Kurashige, hereinafter "Gibraltar Life") announced today that "Smart Nenkin 4 Bunsan Plus" (Nonparticipating Individual Annuity Type I) will be offered at Shinsei Bank branches (excluding Shinsei *BankSpots*) from Saturday, December 1, 2007.

"Smart Nenkin 4 Bunsan Plus" is Gibraltar Life's new investment type annuity insurance that meets the concept of "Cash flow management" proposed by Shinsei Bank for the retired customers or who are saving for their lives after their retirement. This product enables customers to select and combine four separate asset categories including domestic and foreign equities and bonds. Moreover, the customer will be able to increase annuity resource for the medium and long term by leveraging a long-term investment in global assets as the deferred period lasts until 90 years old. Further, in terms of the method of receiving an annuity, the policyholders can select from various plans including "Certain payout" or "Lump-sum payment" in addition to the "Life payout". Moreover, it is designed to keep an insurance cost under control for enhanced investment efficiency.

Shinsei Bank provides asset management advisory services for especially those customers who seek to "increase and receive money (asset) in a wise manner" by the combination of long-term investments in global assets and a life annuity, based on the customers' knowledge, experience, the purpose of investment, and the status of their assets, to help protect retirement savings against inflation and other threats.

Gibraltar Life's "Smart Nenkin 4 Bunsan Plus" is a product based on the concept mentioned above, thus is designed to help policyholders achieve affluent life after retirement.

Attachment: Overview of "Smart Nenkin 4 Bunsan Plus"

About Shinsei Bank

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

About Gibraltar Life

Gibraltar Life Insurance Co., Ltd., a member company of Prudential Financial, Inc., one of the largest financial institutions in the United States, offers protection to meet individual customer needs and peace of mind through more than 500 sales offices located in all of Japan's 47 prefectures. Leveraging the strong credit and expertise of Prudential Financial, Gibraltar Life has reinforced its financial soundness through a review of its asset portfolio, and has ensured stable earnings through its optimum risk management methods. Gibraltar Life was named after the Rock of Gibraltar. Gibraltar Life strives to provide security that is "as safe as The Rock," to earn its customers' trust. News and other information about Gibraltar Life Insurance Co., Ltd. is available at http://www.gib-life.co.jp/.

Attachment

Overview of Nonparticipating Individual Annuity Type 1
"Smart Nenkin 4 Bunsan Plus"

1. **Customers can choose and combine four asset categories at discretion.**
   At the time of policy issue, customers can select and combine four asset categories ("Domestic equity index" "Domestic bond index" "Foreign equity index" "Foreign bond index") to manage diversified assets ("Domestic equity" "Domestic bond" "Foreign equity" "Foreign bond") at their discretion. During the deferred period, it is also possible to choose or combine "Money Pool" to place the asset in addition to the above asset categories.

2. **The portfolio can be updated anytime during the deferred period.**
   During the deferral period, the portfolio can be updated by switching the funds. No switching fee is charged up to 15 switches per one insurance year.

3. **The product is designed to keep an insurance cost under control for enhanced investment efficiency.**
   It keeps the insurance cost under control by removing the minimum guarantee of the death benefit. (Insurance policy maintenance charge 0.65% p.a.)

4. **Life time annuity benefits with an option of whole life annuity with the guaranteed amount.**
   The option of "Whole life annuity with the guaranteed amount" offers whole life annuity as long as the insured is alive. "In the case where the insured dies after annuitization during the guaranteed period for one-time payment for death, the annuity principal will be fixed with the total of annuity benefit paid to the point and one-time payment for death.

5. **Customers can select from variety of annuity payout methods for different annuity needs.**
   The option of period certain, More-money-at-first type whole life annuity, More-money-at-first type period certain annuity can be selected in addition to whole life annuity with guaranteed amount. Instead of annuity benefit, it is possible to receive all or part of the accumulated fund (annuity principal) at once on a day before annuitization.

6. **Annuitization is initiated after a year from issue.**
   With annuitization rider, it is possible to finalize the annuity principal and annuitize at any time after a year from policy issue.

Overview of Nonparticipating Individual Annuity Insurance Type I
"Smart Nenkin 4 Bunsan Plus"



Image
Accumulated fund (Favorable investment performance)
Accumulated fund: Poor investment performance)
35% of single pay premium
Single Pay Premium (Base face amount)
Total amount invested
Accidental death benefit
Death benefit
Annuity Principle
Annuity principle with favorable investment performance
Annuity principle with poor investment perform
Annuity Principle
WL annuity with guaranteed a
Inception date of asset management
Accidental death benefit
(100% of base face amount)
Deferred period / Up to 90 years
Issue date
End of the Deferred Period

※ This chart illustrates the image of the product and doesn't intend to guarantee the amount of accumulation fund, death benefit, annuity principle and the like.

【Types of Asset Categories and Its Investment Policies】

◆Asset Categories to be selected at the time of policy issue

【Asset Category】 Domestic Equity Index	
Fund Name	Prudential Private Domestic Equity Performer (For qualified institutional investor)
Asset Manager	Prudential Investment Management Japan
Trust fee (incl. Tax)	0.1785% p.a. (excl. Tax 0.17%)
【Investment Policy】 Investment in PRU Domestic Equity Mother Fund Beneficiary Notes to manage asset mainly in domestic equities. The fund seeks to achieve performance benchmarked to TOPIX.	

【Asset Category】 Domestic Bond Index	
Fund Name	Prudential Private Domestic Bond Performer (For qualified institutional investor)
Asset Manager	Prudential Private Domestic Equity Performer (For qualified institutional investor)
Trust fee (incl. Tax)	0.1365% p.a. (excl. Tax 0.13%)
【Investment Policy】 Investment in PRU Domestic Bond Mother Fund Beneficiary Notes to manage asset mainly in domestic public and corporate bonds. The fund seeks to achieve performance benchmarked to NOMURA-BPI (Total).	

【Asset Category】Foreign Equity Index	
Fund Name	Prudential Private Foreign Equity Performer (For qualified institutional investor)
Asset Manager	Prudential Investment Management Japan
Trust fee (incl. Tax)	0.231% p.a. (excl. Tax 0.22%)
【Investment Policy】 Investment in PRU Foreign Equity Mother Fund Beneficiary Notes to manage assets mainly in equities issued in key markets excluding Japan. The fund seeks to achieve performance benchmarked to MSCI KOKUSAI index (yen denominated). No currency hedging.	

【Asset Category】Foreign Bond Index	
Fund Name	Prudential Private Foreign Bond Performer (For qualified institutional investor)
Asset Manager	Prudential Investment Management Japan
Trust fee (incl. Tax)	0.21% p.a. (excl. Tax 0.20%)
【Investment Policy】 Investment in PRU Foreign Bond Mother Fund Beneficiary Notes to manage asset mainly in public and corporate bonds issued in key markets excluding Japan. The fund seeks to achieve performance benchmarked to Citigroup WGBI (yen denominated). No currency hedging.	

◆ In addition to the above funds, customers can choose "Money Pool" during the deferred period. (Not at the time of policy issue)

【Asset Category】Money Pool	
Fund Name	Nikko MRF (Money Reserve Fund)
Asset Manager	Nikko Asset Management
Trust fee(incl. Tax)	Within 0%～1.00% p.a. (Subject to the interest rate)
【Investment Policy】 Mainly invest in domestic/foreign public/corporate bonds or commercial papers. The fund seeks a stable return in consideration of the security of the principal.	

※Daily deduction of 1/356 of the annual fee set for each separate account against the total fund size.

※In addition to the trust fee of the mutual fund used as an investment vehicle, customers will be charged with the following fees of which specific amount or percentage cannot be indicated before they are accrued. Those charges include: management fee such as trust asset surrender charge amount of trust asset reservation; administration charge (including audit charge); sales commission; currency exchange fee, and taxes including consumption tax. These charges are reflected to a unit value as each of the asset invested takes the share of fee for its total fund size. Accordingly the customer is indirectly charged with these fees. (Management fees are subject to change if any changes are made to the management scheme, the amount of asset under management or the other reason.)

【Overview of the Product】

Name	Nonparticipating Individual Annuity Insurance Type I "Smart Nenkin 4 Bunsan Plus"
Payment mode	Single premium payment (only)
Deferred period	Up to the policy anniversary of 90 years old (age on the last birthday)
Issue Age (Insured)	0～80 years old (age on the last birthday)
Single premium payment	1 million～500 million yen (Unit of 10,000 yen)
Types of Annuity Payment	Whole Life Annuity with Guaranteed Amount/ Period Certain Annuity/ More-money-at-first type Annuity Period Certain/ More-money-at-first type Whole Life Annuity ※Age 5～90 is eligible to annuitize period certain or whole life annuity with guaranteed amount. Age 40～90 is eligible to annuitize whole life with guaranteed amount and more-money-at-first type whole life annuity which sets the annuity amount higher at the beginning. ※ Payment method can't be changed in the case where the annuity amount is below the Gibraltar designated amount.
Death Benefit	Pays the fund accumulated to the date of insured's death.
Accidental Death Benefit	If the insured died from unexpected accident, accidental death benefit will be paid in addition to the death benefit. (100% of the base death benefit of the date of death)
Surrender/Reduction	During the deferred period, the customer can surrender or reduce the coverage and receive all or part of the accumulated fund as cash surrender value. No surrender charge is incurred.

【Charges】

Policy Issue	Initial Fee	3.50% deduction of the single premium from the premium paid.
Deferred period	Insurance related maintenance fee	Daily deduction of 1/365 of 0.65% p.a. of the accumulated fund.
	Management fee	Daily deduction of 1/365 of the rate set for each separate account. Please refer to "Types of Asset Categories and Investment Policy" for the management fee for each separate account.
	Switching fee	Free of charge up to 15 switches for one insurance year and 1,000 yen will be deducted from the accumulated fund each time beyond that.
Annuitization period*1	Annuity management fee	1% *2 of Annuity amount will be deducted from the accumulated fund.

*1 This include the period of Annuitization rider and Survivors Annuity Rider (For Variable Annuity Individual Insurance).

*2 The annuity management fee indicated here is as of November 2007. It may be changed in the future.

Notes About Important Matters

This is designed to explain the overview of "Smart Nenkin 4 Bunsan Plus" and not intended to solicit the policy. Please refer to the product pamphlet for further information abtou this product. Please also be aware of the important matters below.

【Investment Risk】

- "Smart Nenkin 4 Bunsan Plus" is Variable Annuity Individual Insurance (Variable Insurance). The amount of death benefit, accumulated fund, surrender cash values and the other will change (increase or decrease) on a daily basis according to the performance of separate account.
- The separate accounts of "Smart Annuity 4 Diversification Plus" are the investment trust mainly managed in domestic and foreign equities and bonds. The amount of death benefit, accumulated fund, surrender cash values or the total of annuity benefit may fall below the premium paid at lump and incur the loss.
- Each separate account may have different benchmarks and risks. Understand the types of risks you are taking when applying the policy. Please also be aware when you switch the fund, the benchmarks and risks you are taking may change according the type of separate account.
- The amount of death benefit during the deferred period, the amount of surrender cash value of midway surrender, and the annuity principal at the time of annuitization are not guaranteed. Accidental death benefit is guaranteed at 100% of the base death benefit (equivalent of single premium paid).

  * The base death benefit will be changed according to an increase/decrease of the fund.

【Fees】

- "Initial fee" will be deducted at the time of policy issue. "Insurance related maintenance fee" "Management fee" and "Switching fee" will be deducted during the deferred period. "Annuity management fee" will be deducted after annuitization. Please refer to attachment 【Charges】 for the detail.


INFORMATION

SHINSEI BANK

For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Makes Shinki a Subsidiary

Tokyo (Thursday, December 6, 2007) — Shinsei Bank, Limited, today announced that SHINKI Co., Ltd., presently an equity-method affiliate, will become a subsidiary, subsequent to Shinsei Bank's full subscription to the rights offering of new shares proposed by Shinki (76,822,572 shares with a subscription amount of JPY 7,682,257,200) on November 27, 2007, and the final subscription results.

After the completion of the rights offering, Shinsei Bank will hold 102,430,096 common shares or 67.7%[1] of Shinki's outstanding shares. Shinki will officially become a subsidiary on December 13, 2007, and will be accounted for as a consolidated subsidiary of Shinsei Bank from the second half of fiscal year 2007.

"We believe that by deploying our financial and risk management expertise, our advanced information technology know-how and our access to capital, we can further improve operational efficiency in our consumer finance business, including Shinki," said Thierry Porté, President and CEO of Shinsei Bank. "While the business environment for the consumer finance industry continues to be challenging, these challenges can be turned into opportunities going forward."

Since legislative and market changes, including restrictions on lending rates, have significantly impacted the consumer finance sector, Shinki has made significant provisions during the first half of fiscal year 2007 and worked to accelerate the transformation of its business model. Shinki will enhance its coordination with the Shinsei Bank Group by becoming a subsidiary and is expected to be a significant factor in our consumer finance operations, by complementing the services offered by our existing subsidiary APLUS, as we work to meet the ever-diversifying needs of customers.

This event will have no material impact on our earnings forecast for the fiscal year 2007.

- more -

[1] Percentage has been truncated.

(Reference)

Profile of Shinki Co., Ltd (as of March 31, 2007)

1. Company Name: SHINKI Co., Ltd.
2. Representative: Hitoshi Tsunemine, CEO and President
3. Address: Shinjuku-ku, Nishi-Shinjuku, 1-6-1, (Shinjuku El Tower 28F), Tokyo
4. Establishment: December 1, 1954
5. Major Business: Consumer and business finance
6. Fiscal Period End: March
7. Number of Employees: 403 (as of March 31, 2007, excluding temporary employees)
8. Main Offices: Tokyo, Osaka, Nagoya
9. Paid in Capital: JPY 12,665 million
10. Number of Shares Outstanding: 70,277,524
11. Major Shareholders (as of March 31, 2007)
    Shinsei Bank, Limited 25,607 thousand (36.4%)
    Nomura Trust & Banking Co (Trustee 3071006) 11,080 thousand (15.7%)
    Nomura Trust & Banking Co (Trustee 3051003) 5,702 thousand (8.1%)
12. Financial Performance

(Millions of Yen)

	Fiscal Year Ended March 2007	Fiscal Year Ended March 2006
Operating Income	47,102	57,805
Operating Profit	(21,061)	7,783
Ordinary Profit	(21,333)	7,264
Net Income	(39,364)	4,427
Total Assets	152,194	189,591
Nest Assets	26,909	67,879
Dividend Per Share (JPY)	-	12.50

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html



INFORMATION
SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank: 24-Hour ATM Service During Year-End, New Year Holidays

Tokyo (Tuesday, December 11, 2007) – Shinsei Bank, Limited, today announced that its ATM services, including deposits, withdrawals and account balance inquiries, will be available as usual 24 hours a day[1], free of charge, during the entire year-end and New Year holidays for Shinsei *PowerFlex* account holders.

Furthermore, Shinsei's *PowerFlex* account holders will receive the same free ATM services 24 hours a day[1] at the 12,796 Seven Bank ATMs (as of today) installed in Seven-Eleven convenience stores operating non-stop throughout the year.

■Shinsei Bank ATM services for customers with Shinsei's *PowerFlex* cash card

	ATMs		Operating hours[1]		Fees & Charges
Shinsei Bank ATMs	Shinsei Bank ATMs at Head Office and other Branches Other Shinsei Bank ATMs	Account balance inquiries, deposits, and withdrawals	365 days	24 hours	Free of charge
	Shinsei Bank ATMs installed at stations of Tokyo Metro			5:00 – 24:00	
	Keikyu Station Bank ATMs (ATMs installed at Keihin Electric Express Railway stations, etc.)			6:00 – 24:00	
	Shinsei Bank ATMs installed at stations of Kintetsu Railway			First train – Last Train	

To allow customers to make transactions any time they want, Shinsei Bank has been providing 24-hours-a-day, 365-days-a-year ATM services since the launch of Shinsei's *PowerFlex* account in June 2001. Shinsei Bank will continue to give Shinsei customers better access to ATM services, accessible free of charge as part of the bank's *PowerFlex* account.

1. ATM operating hours may differ depending on business hours of the building at which ATMs are installed.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.


INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Install ATM Inside JR Mitaka Station

— First Shinsei ATM to be placed inside a JR station —

Tokyo (Thursday, December 13, 2007) – Shinsei Bank, Limited, today announced that it will install its own ATM at "Dila Mitaka", a commercial space inside JR Mitaka station. Starting operation from Sunday, December 16, 2007, this will be the first Shinsei ATM to be installed inside a JR station.

The ATM at "Dila Mitaka" will operate 365 days a year during station business hours, from the first train in the morning to the last train at night. Shinsei *PowerFlex* cash cards can be used at the ATM free of charge for deposits, withdrawals and account balance inquiries.
Furthermore, customers can use cash cards issued by financial institutions with ATM tie-up agreements with Shinsei: all "city" banks (Tokyo-Mitsubishi UFJ, Mizuho, Sumitomo Mitsui, Resona, Saitama Resona), four trust banks (Chuo Mitsui Trust, Mitsubishi UFJ Trust, Sumitomo Trust, Mizuho Trust), Aozora Bank, Shoko Chukin Bank, and Miura Fujisawa Shinkin Bank.[1]

Services for *PowerFlex* cash card users at Shinsei ATM installed at "Dila Mitaka"

Place: 3rd floor at "Dila Mitaka" (one ATM)
Services: deposits, withdrawals and account balance inquiries (free of charge)
Business hours: from the first train to the last train (24 hours a day, 365 days a year)

Shinsei Bank continues to install its ATMs in convenient places including railway stations, commercial complexes and so on, offering 24-hour free ATM services to provide maximum advantage to customers using its *PowerFlex* account.

1. Users of other banks cash cards will be charged.
ATM partner banks cash card users other than Aozora Bank and Shoko Chukin Bank will be charged 210 yen for 8 a.m. - 8:45 a.m. weekdays, 105 yen for 8:45 a.m. – 6 p.m. weekdays, 210 yen for 6 p.m. – 9 p.m. weekdays, and 210 yen for 9 a.m. – 5 p.m. Saturdays, Sundays, and holidays.
Aozora Bank and Shoko Chukin Bank cash card users will be charge 210 yen for 8 a.m. - 8:45 a.m. weekdays, 105 yen for 8:45 a.m. – 6 p.m. weekdays, 210 yen for 6 p.m. – 7 p.m. weekdays, and 210 yen for 9 a.m. – 5 p.m. Saturdays and Sundays.



INFORMATION



SHINSEI BANK

For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Correction of Numbers in Shinsei Bank's Fiscal 2007 Interim Financial Results

Tokyo (December 19, 2007) --- Shinsei Bank, Limited, today announced that it has corrected some of the figures in its interim financial results for fiscal 2007, released Nov.14, 2007. The corrections were made to two documents: "Financial Summary of First Half Fiscal Year 2007" and "Quarterly Data Book of First Half Fiscal Year 2007."

1. Financial Summary of First Half Fiscal Year 2007, page 8 (corrections are underlined).

Risk Monitored Loans (Consolidated)

[Previous]

(billions of yen, except percentages)

	Sep 30 2007 (a)	Sep 30 2006 (b)	Change (a) - (b)	Mar 31 2007 (c)	Change (a) - (c)
Loans to bankrupt obligors	0.6	2.0	(1.4)	1.7	(1.1)
Non-accrual delinquent loans	39.0	19.4	19.6	21.8	17.2
Loans past due three months or more	9.9	4.1	5.8	4.7	5.2
Restructured loans	25.5	38.2	(12.7)	36.4	(10.9)
Total (A)	75.2	63.8	11.4	64.8	10.4
Loans and bills discounted (B)	5,456.5	4,781.4	675.1	5,146.3	310.2
(A) / (B) x 100 (%)	1.38	1.34	0.04	1.26	0.12
Reserve for credit losses (C)	141.7	133.8	7.9	147.2	(5.5)
Reserve ratios (C) / (A) x 100 (%)	188.43	209.60	(21.17)	227.23	(38.80)

[Correction]

(billions of yen, except percentages)

	Sep 30 2007 (a)	Sep 30 2006 (b)	Change (a) - (b)	Mar 31 2007 (c)	Change (a) - (c)
Loans to bankrupt obligors	0.8	2.0	(1.2)	1.7	(0.9)
Non-accrual delinquent loans	41.6	19.4	22.2	21.8	19.8
Loans past due three months or more	9.9	4.1	5.8	4.7	5.2
Restructured loans	25.5	38.2	(12.7)	36.4	(10.9)
Total (A)	77.9	63.8	14.1	64.8	13.1
Loans and bills discounted (B)	5,456.5	4,781.4	675.1	5,146.3	310.2
(A) / (B) x 100 (%)	1.43	1.34	0.09	1.26	0.17
Reserve for credit losses (C)	141.7	133.8	7.9	147.2	(5.5)
Reserve ratios (C) / (A) x 100 (%)	181.68	209.60	(27.92)	227.23	(45.55)

2. Quarterly Data Book of First Half Fiscal Year 2007, page 4 (corrections are underlined).

Risk Monitored Loans (Consolidated)

Unaudited (Billions of Yen)

	[Previous]	[Correction]
Risk Monitored Loans (Consolidated)	2007.9	2007.9
Loans to Bankrupt Obligors	0.6	0.8
Non-Accrual Delinquent Loans	39.0	41.6
Loans Past Due Three Months or More	9.9	9.9
Restructured Loans	25.5	25.5
Total (A)	75.2	77.9
Loans and Bills Discounted (B)	5,456.5	5,456.5
(A)/(B) X 100 (%)	1.38%	1.43%
Reserve for Credit Losses (C)	141.7	141.7
Reserve Ratios (C)/(A) X 100 (%)	188.4%	181.7%

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code 8303, TSE First Section)

Announcement of Amendment to Breakdown of Shares to Be Allotted In Connection with Issuance of New Shares by Third-Party Allotment

Tokyo (December 21, 2007) – With respect to issuance of new shares of common stock by third-party allotment resolved at the meeting of the board of directors of Shinsei Bank, Limited ("Shinsei Bank" or "the Bank"), held on November 20, 2007 (the "Third Party Allotment"), the Bank hereby announces that the Bank's board of directors, at its meeting held on December 21, 2007, passed a resolution to amend, as follows, the breakdown of shares to be allotted:

1. Breakdown of Shares to Be Allotted

Name of Allottee	Saturn I Sub (Cayman) Exempt Limited	
	After the Amendment	Before the Amendment
Number of Shares Allotted	5,056,452 Shares	5,051,139 Shares
Payment Price	¥2,148,992,100	¥2,146,734,075

Name of Allottee	Saturn Japan II Sub C.V.	
	After the Amendment	Before the Amendment
Number of Shares Allotted	5,492,190 Shares	5,486,363 Shares
Payment Price	¥2,334,180,750	¥2,331,704,275

Name of Allottee	Saturn Japan III Sub C.V.	
	After the Amendment	Before the Amendment
Number of Shares Allotted	27,292,678 Shares	27,292,678 Shares
Payment Price	¥11,599,388,150	¥11,599,388,150

Name of Allottee	Saturn IV Sub LP	
	After the Amendment	Before the Amendment
Number of Shares Allotted	79,805,739 Shares	79,816,879 Shares
Payment Price	¥33,917,439,075	¥33,922,173,575

2. Major Shareholders and Shareholding Percentages

As a result of the above-mentioned amendment to the breakdown of shares allotted, major shareholders and shareholding percentages after the Third-Party Allotment and tender offer for common shares of the Bank which is currently in progress (the "Tender Offer") are anticipated to be as follows:

Major Shareholders and Shareholding Percentages (Note 1)	
Saturn IV Sub LP (Note 2)	18.03%
The Resolution and Collection Corporation	11.16%
The Chase Manhattan Bank N.A. London (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabutocho Securities Settlement & Clearing Services Division)	7.34%
Saturn Japan III Sub C.V. (Note 2)	6.16%
Shinsei Bank, Limited	5.38%
J. Christopher Flowers	5.17%
State Street Bank and Trust Company (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabutocho Securities Settlement & Clearing Services Division)	4.70%
Santander Investment SA, C. Central Valores (Standing Proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Settlement & Clearing Services Division)	3.63%
The Master Trust Bank of Japan Ltd. (Trust Account)	2.32%
Morgan Stanley & Co. Inc	2.09%
Japan Trustee Services Bank, Ltd. (Trust Account)	1.96%

(Note 1)
The shareholding percentages are calculated based on the number of outstanding shares as of December 21, 2007 (1,673,570,944 shares (no change after September 30, 2007)), plus the number of shares to be newly issued through the Third-Party Allotment. The number of shares held by each shareholder used for calculating such shareholder's shareholding percentage is the number as of September 30, 2007, unless otherwise indicated in Note 2 below.

(Note 2)
The shareholding percentage of such shareholder is calculated based on the number of shares such shareholder would acquire through the Tender Offer should there be tenders for not less than the maximum number of Tender Offer shares.

(For Your Reference) Terms of Issuance of Shares

(1)	Number of Common Shares to Be Issued	117,647,059 shares
(2)	Issue Price	¥425 per share
(3)	Aggregate Issue Price	¥50,000,000,075 (¥425 per share)
(4)	Amount to be Appropriated into Capital	¥25,000,000,038
(5)	Method of Offering or Allotment	Third-party allotment to the Allottees listed in 9 below
(6)	Offering Period	March 18, 2008
(7)	Payment Date	March 19, 2008
(8)	Delivery Date of New Share Certificates	March 19, 2008 (scheduled)
(9)	Allottees and Allotted Shares	
	Saturn I Sub (Cayman) Exempt Limited	5,056,452 shares
	Saturn Japan II Sub C.V.	5,492,190 shares
	Saturn Japan III Sub C.V.	27,292,678 shares
	Saturn IV Sub LP	79,805,739 shares

(10) Each item above is conditioned upon filing of the Supplementary Document to Shelf Registration Statement.

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code 8303, TSE First Section)

Receipt of Government Approval and Amendment to Tender Offer for Shinsei Bank

Tokyo (Tuesday, December 25, 2007) – Shinsei Bank, Limited, ("Shinsei Bank") today announced that the Prime Minister of Japan has granted approval to investors including newly formed investment vehicles (the "Tender Offerors") and certain affiliates of J.C. Flowers & Co. LLC to become major shareholders of Shinsei Bank under the Banking Law of Japan.

Receipt of these approvals was a condition to the tender offer currently being conducted by the Tender Offerors for up to 358,455,953 common shares (representing 22.7%) of the currently outstanding common shares of Shinsei Bank at a tender offer price of 425 yen per share.

An amendment to the tender offer registration statement reflecting receipt of government approval also extended the tender offer period to continue through January 17, 2008, instead of the original completion date of January 10, 2007. The tender offer price and the number of shares of Shinsei Bank sought to be purchased remain unchanged.

Please see the attached document for the press release of the Tender Offerors.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

For reference:
Shinsei Bank shareholders seeking further information on the procedures for tendering may contact the tender offer agent, Nikko Citigroup Limited, or the tender offer sub-agent, Nikko Cordial Securities Inc. For individual shareholders, Nikko Contact Center which is operated by Nikko Cordial Securities Inc., is in service to respond to shareholders' queries regarding the procedures for tendering.

▶ Nikko Contact Center (for individual shareholders use only)
Toll Free Dial: 0120-250-959
Period: Tender offer period (expected to be from November 22, 2007 to January 17, 2008) from 9 a.m. to 5 p.m. (Except for Saturday, Sunday and national holidays.)
(Note) To request application forms for the tender offer, shareholders should contact the call center in person.

December 25, 2007

J.C. Flowers & Co. LLC

FOR IMMEDIATE RELEASE

Receipt of Government Approval and
Amendment to Tender Offer for Shinsei Bank, Limited

Tokyo (December 25, 2007) - J.C. Flowers & Co. LLC ("JCF") announced today that four investment vehicles whose investors include affiliates of JCF (collectively, the "Tender Offerors") filed an amendment to the tender offer registration statement for the tender offer currently being conducted for up to 358,455,953 common shares (representing 22.7% of the currently outstanding common shares) of Shinsei Bank, Limited at a tender offer price of 425 yen per share.

The amendment reflects the receipt of approval from the Prime Minister of Japan for the Tender Offerors and certain affiliates of JCF to become a major shareholder of Shinsei Bank under the Banking Law of Japan. Receipt of approval was a condition to the original tender offer.

The amendment has also extended the tender offer period to continue through January 17, 2008, instead of the original completion date of January 10, 2007. The tender offer price and the number of shares of Shinsei Bank sought to be purchased remain unchanged.

Shinsei Bank shareholders:

Shinsei Bank shareholders seeking further information on the procedures for tendering may contact the tender offer agent, Nikko Citigroup Limited, or the tender offer sub-agent, Nikko Cordial Securities Inc. For individual shareholders, Nikko Contact Center which is operated by

Nikko Cordial Securities Inc. is in service to respond to shareholders' queries regarding the procedures for tendering.

► Nikko Contact Center for individual shareholders use only

Toll Free Dial: 0120-250-959

Period: Tender offer period (expected to be from November 22, 2007 to January 17, 2008) from 9 a.m. to 5 p.m. (Except for Saturday, Sunday and national holidays.)

(Note) To request application forms for the tender offer, shareholders should contact the call center in person. .



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Friday, January 4, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective January 1, 2008.

	New Position	Former Position
Sang-Ho Sohn	Senior Managing Executive Officer, Head and Chief Executive of Institutional Banking Group	Senior Managing Executive Officer, Head and Chief Executive of Institutional Banking Group, and GM of IB Business Division

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$92 billion on a consolidated basis (as of March 31, 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


INFORMATION




SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Exhibit Photographs by Tamami Hitsuda
at Omotesando Hills Financial Center

Tokyo (Thursday, January 10, 2008) – Shinsei Bank, Limited, today announced that it will host an exhibit of three photographs by Japanese artist Tamami Hitsuda at its Omotesando Hills Financial Center. Located on the third floor of the Dojun Wing of Omotesando Hills shopping complex, the branch will display the works from Thursday, January 10, 2008, to late March, 2008.

Hitsuda graduated from Britain's Royal College of Art with a Master's degree in 1997. She has shown her photos at exhibitions in Japan and overseas and received several awards. She is active as an artist and also as an associate professor at Nagoya University of Arts. In her work, she manipulates digital images on a computer to transform the ordinary into extraordinary - and extraordinarily beautiful - photographs.

Shinsei Bank's Retail Banking Group has hosted art exhibits at its Omotesando Hills Financial Center since its opening in May 2006 as part of its branding message "Color your life".

Place: Omotesando Hills, Dojun Wing 3F, 12-10, Jingumae 4-Chome, Shibuya-ku, Tokyo
Period: Thursday, January 10, 2008, to late March, 2008

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

【Appendix】

Photographic works on display



Title: Layers wall
Size: H1070mm x W1000mm

Title: Floating World
Size: H1015mm x W745mm



Title: Floating
Size: H722mm x W1000mm

Cooperation

Tomio Koyama Gallery http://www.tomiokoyamagallery.com/

Office Ferrier

Tamami Hitsuda

1958 Born in Takamatsu, Kagawa, Japan
1982 B.F.A., Aichi Prefectural University of Fine Arts and Music, Japan
1984 M.F.A., Aichi Prefectural University of Fine Arts and Music
1985 Completed "The Research Program" at Aichi Prefectural University of Fine Arts and Music
1997 M.A., Royal College of Art, UK
"BAVA Awards" The Artists Contemporary Art
1998 EPSON COLOR IMAGING '98 "Photo Grand Prize"

Solo Exhibitions

1983 "Espere Exhibition," Ginza Surugadai Gallery, Tokyo, Japan
1983 Westbeth Gallery, Nagoya, Aichi, Japan
1988 "In the Wood," Gallery Humanite, Nagoya
1999 "What you want is not so far," Tomio Koyama Gallery, Tokyo
2001 "Illusional Life," Tomio Koyama Gallery, Tokyo
2003 "The Place Without Name," Tomio Koyama Gallery, Tokyo

Group Exhibitions

1993 "KARUIZAWA DRAWING BIENNALE," Karuizawa Wakita Museum, Nagano / Marugame Genichiro Inokuma Museum of Contemporary Art, Kagawa
1997 "The Renaissance Art Award 1997," Kent, UK
"Royal College of Art 1997 Fine Art and Applied Art Show," Royal College of Art, London
1998 "International Print Triennale in Kanagawa '98," Kanagawa Prefectural Gallery, Yokohama, Kanagawa, Japan
"Max Art Digital Art Forum: Surrealism II," Laforet Museum Harajuku, Tokyo
2001 "TAMAVIVANT 2001," Tama Art University, Tokyo
2002 "Henshin Ganbou," Fukui City Art Museum, Fukui, Japan
"Photo Active HITSUDA Tamami & YOSHIOKA Toshinao," Nagoya University of Arts, Nagoya
2003 "Bloom," Govette-Brewester Art Gallery, New Zealand
2004 "On Flowering Images: Contemporary Japanese Photography," Tokyo Metropolitan Museum of Photography, Tokyo
2005 "Rosa!," Museum of Tokyo National University of Fine Arts and Music, Tokyo
2006 "ZINKOMU," Nagoya City Cultural Program, Gallery Yada, Nagoya
2007 "2nd International Symposium on Multi-Sensory Design," Noyori Conference Hall, Nagoya University, Nagoya



INFORMATION SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank CEO to Head Japan-US Friendship Commission

Tokyo (Tuesday, January 15, 2008) – Shinsei Bank, Limited, announced today that its President and Chief Executive Officer Thierry Porté has been appointed chairman of the Japan-U.S. Friendship Commission on January 9, 2008. The organization works to promote friendly relations between Japan and the U.S. through educational and cultural exchanges and public affairs activities. It also supports research on critical policy issues facing the two countries.

"I am honored by this opportunity to contribute to strengthening the friendship between our two great nations," said Thierry Porté, president and CEO of Shinsei Bank. "The private sector can play a critical role in building cultural and educational bridges between our countries for the next generation, and preserving a relationship that is as important as ever."

A long-time resident of Japan and the first American to head a major listed Japanese bank, Porté is an active promoter of educational and cultural exchanges between the United States and Japan. Shinsei is a multicultural enterprise that in many ways embodies the benefits of cross-border exchange envisioned by the commission's founders - staffed by Japanese, Americans and a diverse mix of other nationalities, the bank delivers innovative financial services to customers in Japan and international markets. Since becoming CEO in 2005, Porté has put education, cultural understanding and diversity at the center of the bank's vision and values. He has appointed a Chief Learning Officer to spread knowledge and best practices throughout the bank (a first in Japan), actively encouraged the promotion of women and positioned cultural, social and educational initiatives at the forefront of the bank's corporate philanthropy programs. As a board member of the New York Philharmonic and an avid classical music fan, Porté helped to bring the renowned U.S. orchestra to Japan in 2006 and made Shinsei a major sponsor of the tour. This year, Shinsei is sponsoring a Japan tour by the New York-based Orpheus Chamber Orchestra, the innovative group of musicians known both for their conductor-less performances and for building bridges between musicians and the business community. The bank also sponsors the U.S.-Japan Bridging Foundation, which raises money to send American undergraduates to study in Japan, as well as several NGOs that focus on the disabled, microfinance and the empowerment of women.

Outside the bank, Porté has worked to expand educational and information exchanges between Japanese and American students as chairman of the US-Japan Conference on Cultural and Educational Interchange (CULCON). Besides making Shinsei a sponsor, he has been an active fund-raiser for the U.S.-Japan Bridging Foundation, one of CULCON's most successful projects. CULCON also runs Cross Currents, a website dedicated to fostering educational and cultural relations between the U.S. and Japan, and is currently working on a program to develop global leaders in the two countries. In the field of education, Porté has also been active as the president of the Harvard Club of Japan, a lively forum for exchanges between Japanese and American alumni, and as director, treasurer and trustee of the American School in Japan. He is an active member of Harvard University's Council on University Resources and The Harvard Business School Visiting Committee. Shinsei's CEO is also a member of Committee Encouraging Corporate Philanthropy, the only international forum of business CEOs and chairpersons pursuing a mission focused exclusively on corporate philanthropy. Through membership in the Japan Society, the Asia Society and the Japan-U.S. Business Council, he has maintained an active interest in the political and economic side of the U.S.-Japan relationship.

The Japan-U.S. Friendship Commission provides grants to support projects in the field of education, culture and public affairs. Funding for its grants comes from a U.S. government trust fund derived from Japanese government payments for public facilities received when Okinawa was returned to Japan and for postwar American assistance. The U.S. Congress established the commission as an independent federal agency in 1975.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank To Expand Lineup Of Insurance Products Under Full Bancassurance Deregulation

- New products include medical and cancer insurance for women, automobile insurance -

Tokyo (Wednesday, January 16, 2008) – Enhancing its lineup of consumer-friendly financial products, Shinsei Bank, Limited, today announced it will start offering seven insurance policies from January 2008. The move follows deregulation of Japan's insurance market to allow the sale of insurance products through banks, or bancassurance. Shinsei will offer a single premium whole life medical insurance policy at Shinsei Bank branches (excluding Shinsei *BankSpots*) from Wednesday, January 16, 2008, and 6 types of medical, cancer and automobile insurance over the Internet (Shinsei *PowerDirect* http://www.shinseibank.com) from Friday, February 1, 2008. The new lineup includes medical insurance and cancer insurance exclusively for women: Sompo Japan Himawari Life Insurance Co., Ltd.'s "Feminine Hospitalization Insurance for Women," as well as its "Priere Cancer Insurance for Women," tailored to meet the needs of younger women.

(1) Via the Internet
Shinsei Bank wants to ensure customers can access information about its insurance products anytime, anywhere. Customers will be able to get detailed explanations of all Shinsei insurance products online and order the required forms (the forms will be mailed to customers' homes). Information will also be available at call centers (Shinsei *PowerCall*).

(2) Branch Sales
At branches, Shinsei Bank is offering "Prime Road" (underwriter - ALICO Japan), a single premium whole life medical insurance policy that provides lifetime medical insurance. Shinsei consulting staff will be on hand to explain the new product. They are also knowledgeable about mutual funds and other investment products offered by Shinsei, so customers get one-stop consulting to meet their financial and life planning needs. With Prime Road, customers make disclosures when purchasing the insurance policy and pay a single premium (subject to screening by the insurance company). The product is aimed at people in their 50s who have just retired and more senior retirees in their 60s and 70s.

※Please refer to the attachment for the list of new insurance products.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

【Attachment】

Insurance products to be offered from January 2008

To be offered from Wednesday, January 16, 2008

Product Type	Product Name	Sales Channel	Underwriter
Medical insurance	Prime Road	Shinsei Bank branches (excluding Shinsei *BankSpots*)	ALICO Japan

To be offered from Friday, February 1, 2008

Product Type	Product Name	Sales Channel	Underwriter
Medical insurance	Feminine Hospitalization Insurance for Women	Internet	Sompo Japan Himawari Life Insurance Co., Ltd.
	EVER Select Plan	Internet	Aflac (American Family Life Assurance Company of Columbus)
Cancer insurance	Priere Cancer Insurance for Women	Internet	Sompo Japan Himawari Life Insurance Co., Ltd.
	Cancer Insurance "f" Forte	Internet	Aflac (American Family Life Assurance Company of Columbus)
Automobile insurance	Sonpo 24 Automobile Insurance	Internet	Sonpo 24 Insurance Company Limited
	Super Automobile Insurance	Internet	Zurich Insurance Company

General information regarding life insurance, individual annuity insurance and property and casualty insurance products.

- The following explains the main points regarding insurance products. Please confirm details by requesting the product brochures, etc. prepared by the underwriting insurance company.
- When considering an insurance product, please refer to the "Policy for Sales of Financial Products" and the "Guidelines for Soliciting Insurance Contracts" posted on the Shinsei Bank Internet site.
- Before entering into a contract, please be sure to read the "Contract Overview" and "Cautionary Notes" for each product, and conclude the contract after confirming the details contained therein. Please read the "Contract Guidelines and Provisions" when concluding a contract.
- Shinsei Bank can only accept applications by mail when the policyholder is the insured person.
- Shinsei Bank can only accept applications by mail from persons 20 years of age or older.
- The representative of Shinsei Bank (the insurance salesperson) is an intermediary for the conclusion of an insurance contract between the customer and the underwriting insurance company, and does not have authority as an agent to conclude insurance contracts. Accordingly, insurance policies become effective when the underwriting insurance company has approved the contract application made by the customer. Shinsei Bank does not guarantee the ability of the underwriting insurance company to make payments under the contracted product.
- The decision of whether or not to enter into a contract for these products will have absolutely no impact on customers' other transactions with Shinsei Bank.
- These products are insurance products underwritten by various underwriting insurance companies. They are not deposits, and are not covered by the deposit insurance system or by investor protection funds. Furthermore, Shinsei Bank does not guarantee principal or returns.
- If the underwriting insurance company goes bankrupt, protective measures may be taken by the Life Insurance Policyholders Protection Corporation of Japan or the Non-life Insurance Policy-Holders Protection Corporation of Japan, but the amount of insurance benefit, annuity or other payments may be less than that promised at the time the contract was made.
- Investment-type annuity insurance insures annuities or other payments that fluctuate (rise or fall) based on the performance of asset investment. Depending on that investment performance, the total amount of annuities and other payments received may be less than the equivalent amount of investment premiums paid. Risks including that of a reduction in lump-sum insurance payments, etc., are borne by the customer.
- The amount of insurance benefit, annuity or other payments for foreign currency-denominated insurance is converted to yen at the foreign exchange rate at the time the payment is received, and this amount may be less than the yen equivalent amount of the insurance premium paid at the foreign exchange rate at the time the contract was made. Even in cases in which there is no movement in the foreign exchange rate, the amount received may be less than the yen equivalent amount of the insurance premium paid at the time the contract was made because the foreign exchange commission portion (the difference between the TTS and TTB rates) is deducted.
- Medical insurance, cancer insurance and whole life insurance require a declaration of the insured person's physical condition. The underwriting insurance company may deny a policy based on its physical examination of the insured person.
- The *Priere* and *Feminine* products are available to women only.
- There may be cases in which, as stipulated by the Insurance Business Law, Shinsei cannot accept an application for life insurance, individual annuity insurance or property and casualty insurance, depending on the customer's place of work.
- Applying for, holding or cancelling an insurance policy is, in principle, subject to certain costs.
- The cooling-off system (withdrawal of a contract application or cancellation of a policy) applies (except for Internet applications for *Shinsei PowerDirect Nenkin (Annuity)*). There are fixed limits on the cooling-off period.
- The customer shall consent to Shinsei Bank's making use of non-public customer information that Shinsei Bank has obtained prior to soliciting insurance.
- Please contact Shinsei *PowerCall* or the respective insurance company's call center for any inquiries about sales by mail and Internet applications.

Shinsei Bank Ltd. / No. 10 Registered financial institution of Kanto Local Finance Bureau / Member of Japan Securities Dealers Association and the Financial Futures Association of Japan

For Immediate Release

Shinsei Bank, Limited
Seven Bank, Ltd.

Shinsei, Seven Bank Considering Cooperation on ATMs

-Two Banks Also Studying Joint Development of Products, Services-

Tokyo (Thursday, January 17, 2008) - Shinsei Bank, Limited, and Seven Bank, Ltd., said today they are considering working together to raise customer service levels and operational efficiency by sharing sales channels and jointly developing new products and services. The first step would be the installation of Seven Bank ATMs at Shinsei Bank's unmanned sub-branches in Tokyo, streamlining and enhancing the efficiency of both banks' ATM networks.

Shinsei Bank views Seven Bank's ATM network, with more than 12,000 ATMs nationwide, as an important sales channel in its retail strategy (currently, Shinsei customers can only withdraw money from Seven Bank ATMs). Shinsei Bank could enhance this strategy by jointly developing unique products, services and marketing techniques with Seven Bank. With Seven Bank acting as an intermediary and agent, Shinsei Bank could also expand its retail presence by offering quality products at Seven Bank's manned branches within Ito Yokado stores and on its *Minna no Money Site* Internet site, which introduces products and services offered by cooperating financial institutions.

This would be the first time Seven Bank has installed its ATMs in another bank's "ATM corners" (unmanned sub-branches). Utilizing the expertise it has gained in ATM operations and management, Seven Bank aims to explore more sophisticated ways of providing service through its ATM network with Shinsei Bank and expanding its business by utilizing the bank's products.

Both Shinsei Bank and Seven Bank would like to provide an even higher level of customer service going forward through cooperation and the mutual use of both banks' sales channels, products and services.

Details of the Letter of Intent

(1) The two banks will study joint installation of Seven Bank ATMs in Shinsei Bank's ATM corners (unmanned sub-branches)
(2) The two banks will work together to provide more sophisticated ATM services
- The two banks will explore ways to make information on Shinsei Bank's products and services available at Seven Bank's ATMs
(3) The two banks will consider intermediation and agency sales for Shinsei Bank's products and services at Seven Bank's branches

About Shinsei Bank Limited

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at
http://www.shinseibank.com/english/index.html.

About Seven Bank, Ltd.

Seven Bank, Ltd., provides convenient ATM services (in principle, 24-hour / 365-day service) through a network of more than 12,000 ATMs located in retail stores operated by Seven & i Holdings Co., Ltd. (including Ito-Yokado general merchandise stores and Seven-Eleven convenience stores), as well as at airports, hotels and other locations. These ATMs are operated in cooperation with more than 550 financial institutions, and accept cards issued overseas. Seven Bank also provides convenient, easily accessible savings accounts and time deposits through remote banking at its ATMs. In addition, Seven Bank carries out agency and intermediary operations by making other companies' products available at its manned branches within Ito-Yokado stores, and through the Seven Bank Internet site.
For more information, please visit http://www.sevenbank.co.jp/.


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code 8303, TSE First Section)

Announcement of Change in Offering Period and Payment Date In connection with Issuance of New Shares by Third Party Allotment

Tokyo (January 18, 2008) – Shinsei Bank. Limited ("Shinsei Bank" or "the Bank") hereby announces that the Bank's board of directors, at its meeting held on January 18, 2008, passed a resolution to cancel the issuance of new shares of common stock by third party allotment resolved at its meeting held on November 20, 2007 (the breakdown of shares to be allotted has been amended at its meeting held on December 21, 2007), and to issue new shares of common stock by third party allotment (the "Third Party Allotment"), in order to amend the Offering Period and Payment Date. There have been no substantial changes from the issuance of new shares of common stock by third party allotment resolved at its meeting held on November 20, 2007 (the breakdown of shares to be allotted has been amended at its meeting held on December 21, 2007) concerning the other conditions:

1. Amendment to Offering Period, Payment Date and Delivery Date of New Share Certificates

	Before Amendment	After Amendment
Offering Period	March 18, 2008	February 1, 2008
Payment Date	March 19, 2008	February 4, 2008
Delivery Date of New Share Certificates	March 19, 2008 (scheduled)	February 4, 2008 (scheduled)

2. Major Shareholders and Shareholding Percentage

The Bank's major shareholders and shareholding percentage of each of such shareholders, reflecting the Third Party Allotment and the result of the Tender Offer for common shares of the Bank completed on January 17, 2008, are expected to be as follows:

Major Shareholders and Shareholding Percentage (Note 1)	
Saturn IV Sub LP (Note 2)	18.03%
The Resolution and Collection Corporation	11.16%
The Chase Manhattan Bank N.A. London (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabutocho Securities Settlement & Clearing Services Division)	7.34%
Saturn Japan III Sub C.V. (Note 2)	6.16%
Shinsei Bank, Limited	5.38%
J. Christopher Flowers	5.17%
State Street Bank and Trust Company (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabutocho Securities Settlement & Clearing Services Division)	4.70%
Santander Investment SA, C. Central Valores (Standing Proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Settlement & Clearing Services Division)	3.63%
The Master Trust Bank of Japan Ltd. (Trust Account)	2.32%
Morgan Stanley & Co. Inc	2.09%
Japan Trustee Services Bank, Ltd. (Trust Account)	1.96%

(Note 1)
The Shareholding Percentages are calculated based on the total number of outstanding Shares as of January 18, 2008 (1,673,570,944 shares (no changes have been made after September 30, 2007)) plus the number of Shares to be newly issued through the Third Party Allotment. The number of Shares held by each shareholder used for calculating such shareholder's Shareholding Percentage is the number as of September 30, 2007, unless otherwise indicated in (Note 2) below.

(Note 2)
The Shareholding Percentage of such shareholder is calculated based on the number of Shares such shareholder would acquire through the Tender Offer, depending on the number of tendered shares.

3. Recent Movement of the Share Price of Shinsei Bank

(i) Share Price for the Past Three Years

(yen)

	March 31, 2005	March 31, 2006	March 31, 2007
Opening Price	826	607	830
Highest Price	832	826	894
Lowest Price	580	511	543
Closing Price	610	824	565

(ii) Share Price for the Past Six Months

(yen)

	July 2007	August 2007	September 2007	October 2007	November 2007	December 2007
Opening Price	497	447	384	360	365	397
Highest Price	504	454	384	406	412	422
Lowest Price	406	351	301	310	311	379
Closing Price	448	387	362	370	396	408

(iii) Share Price on the Day Immediately Preceding the Resolution Date

(yen)

	January 17, 2008
Opening Price	393
Highest Price	411
Lowest Price	393
Closing Price	409

4. **Reasonableness of Terms of Issuance, etc.**

(1) **Basis for the Calculation of Issue Price**

Pursuant to the Transaction Agreement, the issuing price for the Third Party Allotment will be ¥425, the same as the price for the Tender Offer which took place concurrently, on the basis that Shinsei Bank expressed its support for the Tender Offer.

The price for the Tender Offer was proposed by the Tender Offerors. For details, please see the press release "Shinsei Bank Announces Support for Tender Offer" dated November 20, 2007.

(2) **Reason for Having Decided that Issuance Volume and Dilution Effect are Reasonable**

The Tender Offer price of ¥425 per share represents a premium of 12.5% over ¥378, the average closing price of the Bank's common shares on the first section of the Tokyo Stock Exchange for the three month period ending January 17, 2008, a premium of 4.9% over ¥405, the one month average, and a premium of 3.9% over ¥409, the closing price of the day prior to the announcement.

(Attached) Terms of Issuance of Shares

(1)	Number of Common Shares to Be Issued	117,647,059 shares
(2)	Issue Price	¥425 per share
(3)	Aggregate Issue Price	¥50,000,000,075 (¥425 per share)
(4)	Amount to be Appropriated into Capital	¥25,000,000,038
(5)	Method of Offering or Allotment	Third party allotment to the Allottees listed in (9) below
(6)	Offering Period	February 1, 2008
(7)	Payment Date	February 4, 2008
(8)	Delivery Date of New Share Certificates	February 4, 2008 (scheduled)
(9)	Allottees and Allotted Shares	
	Saturn I Sub (Cayman) Exempt Limited	5,056,452 shares
	Saturn Japan II Sub C.V.	5,492,190 shares
	Saturn Japan III Sub C.V.	27,292,678 shares
	Saturn IV Sub LP	79,805,739 shares

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION SHINSEI BANK

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces New Key Shareholders, Successful Completion of First Stage of Initiative to Raise New Capital

Tokyo (January 18, 2007) --- Shinsei Bank, Limited, a leading diversified financial group, today announced the successful completion of a tender offer for shares of its common stock, the first stage in its previously announced plans to raise new capital, bolster financial stability and deepen ties with new and existing shareholders. The four tender offerors, whose investors include affiliates of J. C. Flowers & Co. LLC., will hold 22.7% of Shinsei's outstanding common shares, following the completion of the tender offer yesterday.

The next stage, a third-party share allotment, is due to be completed by February 4. This initiative will allow Shinsei Bank to deploy fresh capital across its strategic pillars - institutional banking, consumer and commercial finance and retail banking - and strengthen its commitment to setting the standard for banking in Japan.

"This is not just a vote of confidence in our bank – it's a vote of confidence in our vision of building a different kind of Japanese bank," said Thierry Porté, President and CEO of Shinsei Bank. "This will give us additional resources to expand our businesses and put ourselves on a new growth trajectory."

The tender offerors will acquire 358,456,000 shares at a price of 425 yen per share through the tender offer. Shinsei Bank will now issue 50 billion yen of new common shares by third-party allotment to these investors, also at 425 yen per common share. After these transactions, the investors will hold approximately 32.6% of Shinsei's shares on a fully diluted basis.

The fresh capital will add to the bank's financial resources and improve its capital ratios. That in turn will position Shinsei's institutional banking arm to take advantage of new investment and acquisition opportunities. Shinsei also plans to expand its trendsetting retail banking network, enhancing services that have won numerous awards for customer satisfaction. In consumer and commercial finance, Shinsei is already making progress in building a transparent, customer-friendly model for the Japanese market, applying its financial expertise and cutting-edge technologies to a business with long-term growth prospects. The application of Shinsei's IT infrastructure, capital base and risk management skills across these businesses will drive the development of new products and services and create economies of scale.

J. Christopher Flowers, founder and CEO of J.C. Flowers & Co., has taken a leading role as an investor and advisor to Shinsei since its creation.

Details of the Tender Offer Bid Result

1) Breakdown of the number of shares to be obtained by each tender offeror:

Saturn I Sub (Cayman) Exempt Ltd.:	15,406,000 shares
Saturn Japan II Sub C.V.:	16,734,000 shares
Saturn Japan III Sub C.V.:	83,157,000 shares
Saturn IV Sub LP:	243,159,000 shares

In consequence, Saturn IV Sub LP, one of the tender offerors, will hold 243,159 voting rights (15.42% of the total voting rights) of Shinsei upon the settlement of the tender offer (the settlement starts January 24, 2008), becoming a principal shareholder and the Bank's top shareholder.

For the details of the consequence of the Tender Offer, please see attached "Announcement of Consequences of Tender Offer for Shares of Shinsei Bank, Limited."

2) Name of the top shareholder (who is also a principal shareholder)

Name		Saturn IV Sub LP
Address of Head Office		c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY 1-9002, Cayman Islands
Representatives		J. Christopher Flowers (a director of Cayman IV (Cayman) Exempt Ltd., which is the ultimate general partner)
Contents of Principal Business		Newly established for the purpose of holding the Bank's shares.
Relationship with Shinsei Bank	Capital Relationship	The Allottee currently owns no shares of Shinsei Bank, but will acquire such shares upon completion of the Tender Offer. According to the Tender Offerors, J. Christopher Flowers, the director of Allottee's ultimate general partner, currently beneficially owns 5.95% of the outstanding shares of Shinsei Bank (as of September 30, 2007 excluding treasury shares) and is also the controlling shareholder of the ultimate general partner of an entity established to hold 4.48% of the outstanding shares of Shinsei Bank (as of September 30, 2007 excluding treasury shares).
	Transactional Relationship	Not applicable
	Lease of Equipment	Not applicable

	Concurrent Post of Officers	J. Christopher Flowers, the director of Allottee's ultimate general partner, is a Director of Shinsei Bank. Members of Shinsei Bank management, including Thierry Porté (Director, Representative Statutory Officer, President and CEO), Junji Sugiyama (Director, Representative Statutory Executive Officer and Chairman) and certain members of the management team including Statutory Executive Officers ("shikko yaku") have accepted the opportunity to invest in the Allottees, subject to compliance with all applicable laws and regulations.

3) Date of Change

January 24, 2008, is the scheduled commencement date of settlement of the tender offer. The settlement of the share certificates for the shares is expected to be made on this date.

4) Outlook

As set forth in "Announcement of Change in Offering Period and Payment Date in Connection with Issuance of New Shares by Third Party Allotment," dated January 18, 2008, Shinsei Bank will issue new shares of common stock by third party allotment with the aggregate payment amount to be approximately 50 billion yen. As a result of such issuance, Saturn IV Sub LP will additionally acquire 79,805,739 shares on February 4, 2008, the payment date for this third party allotment, and will consequently hold 322,964 voting rights (19.06% of the total voting rights) of Shinsei Bank.

****

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html

January 18, 2008

J.C. Flowers & Co. LLC
Saturn I Sub (Cayman) Exempt Ltd.
Saturn Japan II Sub C.V.
Saturn Japan III Sub C.V.
Saturn IV Sub L.P.

FOR IMMEDIATE RELEASE

Announcement of Result of Tender Offer for Shares of Shinsei Bank, Limited

Tokyo (January 18, 2008) J.C. Flowers & Co. LLC ("JCF") and the four tender offerors, Saturn I Sub (Cayman) Exempt Ltd., Saturn Japan II Sub C.V., Saturn Japan III Sub C.V. and Saturn IV Sub L.P. (collectively, the "Tender Offerors") hereby announce that the Tender Offerors have concluded as of January 17, 2008 a tender offer (the "Tender Offer") for the shares of common stock of Shinsei Bank, Limited (the "Target Company") (Code number: 8303, the First Section of the Tokyo Stock Exchange) which commenced on November 22, 2007. In connection with the conclusion of the Tender Offer, we would like to provide notice of the following:

1. Description of the Tender Offer

(1) Name and Address of Tender Offerors

Saturn I Sub (Cayman) Exempt Ltd.

c/o Walkers' SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY 1-9002, Cayman Islands

Saturn Japan II Sub C.V.

717 Fifth Avenue, 26th Floor, New York, NY 10022, United States of America

Saturn Japan III Sub C.V.

717 Fifth Avenue, 26th Floor, New York, NY 10022, United States of America

Saturn IV Sub L.P.

c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY 1-9002, Cayman Islands

(2) Name of Target Company

Shinsei Bank, Limited

(3) Class of Shares, etc. Purchased

Common Stock

(4) Number of Share Certificates and Other Securities to be Purchased in Tender Offer

Class of Shares	Number Scheduled to be Purchased Represented by Shares	Maximum Number Scheduled to be Purchased Represented by Shares
Share Certificate	358,455,953 shares	358,455,953 shares
Certificate of Stock Acquisition Rights	–	–
Bond Certificate with Stock Acquisition Rights	–	–
Trust Beneficiary Certificates for Share Certificates and Other Securities ( )	–	–
Depositary Receipt for Share Certificates and Other Securities ( )	–	–
Total	358,455,953 shares	358,455,953 shares

(5) Duration of Tender Offer

From November 22, 2007 (Thursday) through January 17, 2008 (Thursday) (34 business days)

(6) Purchase Price of Tender Offer

425 yen per share of common stock

2. Result of ender Offer

(1) Condition of Tendered Shares and Other Securities

Class of Shares	Number Tendered Represented by Shares	Number Purchased Represented by Shares
Share Certificate	433,217,919 shares	358,456,000 shares
Certificate of Stock Acquisition Rights	–	–
Bond Certificate with Stock Acquisition Rights	–	–
Trust Beneficiary Certificates for Share Certificates and Other Securities ( )	–	–
Depositary Receipt for Share Certificates and Other Securities ( )	–	–
Total	433,217,919 shares	358,456,000 shares

(2) Success of Tender Offer

In the Tender Offer, because the total number of shares tendered in the Tender Offer exceeded the maximum number scheduled to be purchased represented by shares (358,455,953 shares), the Tender Offerors will make delivery and other settlements with respect to the purchase of shares pursuant to the *pro rata* method as defined in Article 27-13, Item 5 of the Financial Instruments and Exchange Law (Law No. 25 of 1948 as amended) (the "Law") and Article 32 of the Cabinet Ordinance regarding Disclosure of Tender Offer for Shares and Other Securities by Non-issuers (MOF Ordinance No. 38 of 1990 as amended) (the "TOB Order").

(3) Ownership Percentage of Share Certificates after Tender Offer

Number of Voting Rights Represented by Share Certificates Owned by the Tender Offerors before Tender Offer	0	(Ownership Percentage of Share Certificates before Tender Offer 0.00%)
Number of Voting Rights Represented by Share Certificates Owned by the Tender Offerors after Tender Offer	358,456	(Ownership Percentage of Share Certificates after Tender Offer 22.73%)
Number of Voting Rights Represented by Share Certificates Owned by Specially Related Parties before Tender Offer	65	(Ownership Percentage of Share Certificates before Tender Offer 0.00%)
Number of Voting Rights Represented by Share Certificates Owned by Specially Related Parties after Tender Offer	65	(Ownership Percentage of Share Certificates after Tender Offer 0.00%)
Total Number of Voting Rights of Shareholders of the Target Company	1,576,991	

(Note 1) The "Total Number of Voting Rights of Shareholders of the Target Company" represents the number of voting rights of all of the shareholders as described in the 8th Semi-Annual Securities Report submitted by the Target Company to the Kanto Local Finance Bureau on December 12, 2007. However, for the purpose of calculating "Ownership Percentage of Share Certificates after Tender Offer", the "Total Number of Voting Rights of Shareholders of the Target Company" is calculated to be 1,577,011 units. This number includes the number of voting rights (20 units) represented by the number of shares of the Target Company held by SHINKI Co., Ltd. (20,000 shares) as described in the 8th Semi-Annual Securities Report.

(Note 2) "Number of Voting Rights Represented by Share Certificates Owned by the Tender Offerors after Tender Offer" and "Ownership Percentage of Share Certificates after Tender Offer" of each Tender Offeror are as follows:

Name of Tender Offeror	Number of Voting Rights Held (Ownership Percentage)
Saturn I Sub (Cayman) Exempt Ltd.	15,406 (approximately 0.9769%)

Saturn Japan II Sub C.V.	16,734 (approximately 1.0611%)
Saturn Japan III Sub C.V.	83,157 (approximately 5.2731%)
Saturn IV Sub L.P.	243,159 (approximately 15.4190%)

(Note 3) "Ownership Percentage of Share Certificates before Tender Offer" and "Ownership Percentage of Share Certificates after Tender Offer" are rounded to the nearest hundredth of a percent.

(4) Calculation for Purchase Pursuant to the *Pro Rata* Method

Because the total number of shares tendered in this Tender Offer exceeded the maximum number scheduled to be purchased represented by shares (358,455,953 shares), as described in the "Public Notice of Commencement of Tender Offer" and the "Tender Offer Registration Statement", all or part of the excess portion will not be purchased and the Tender Offerors will make delivery and other settlements with respect to the purchase of shares pursuant to the *pro rata* method as defined in Article 27-13, Item 5 of the Law and Article 32 of the TOB Order.

Because the total number of shares to be purchased from all tendering shareholders (the "Tendering Shareholders") was calculated pursuant to the *pro rata* method, in which shares constituting less than one unit were rounded off, and as a result such total number of shares exceeded the maximum number scheduled to be purchased represented by shares, the Tender Offerors purchased one unit from each Tendering Shareholder in descending order, beginning with shareholders that owned the most rounded-up number of shares, until the total number of shares to be purchased reached a number which was no less than the maximum number scheduled to be purchased represented by shares. (If by purchasing units, the Tender Offerors would have exceeded the number of shares tendered in the Tender Offer, the Tender Offerors purchased shares until the number of shares to be purchased was equal to the number of shares tendered.)

However, because the result was less than the maximum number scheduled to be purchased represented by shares if the Tender Offerors had decreased the number of shares purchased from all tender shareholders who hold equal number of shares that were rounded-up, the Tender Offerors selected by lottery who the Tender Offerors would purchase units from, to the extent that the total number of shares purchased was no less than the maximum number scheduled to be purchased represented by shares.

(5) Method of Settlement

a. Name and Address of Head Offices of Securities Companies and Banks, etc. in Charge of Settlement

Nikko Citigroup Limited
1-5-1 Marunouchi, Chiyoda-Ku, Tokyo

Nikko Cordial Securities Inc.
3-3-1 Marunouchi, Chiyoda-Ku, Tokyo

b. Commencement Date of Settlement

January 24, 2008 (Thursday)

c. Method of Settlement

A notice of purchase will be mailed to the address or location of the Tendering Shareholder (or the standing proxy in the case of a non-resident shareholder) promptly after the end of the tender offer period. Payment of the purchase price will be made in cash. Nikko Citigroup Limited (the "Tender Offer Agent") or Nikko Cordial Securities Inc. (the "Sub-Agent") will,

in accordance with the shareholder's instructions, remit the purchase price for share certificates promptly after the commencement date of settlement to the account designated by the Tendering Shareholder (or the standing proxy in the case of a non-resident shareholder).

(6) Method to return Share Certificates

The Tender Offer Agent or the Sub-Agent will return all tendered share certificates which are required to be returned to the Tendering Shareholders promptly after the settlement date, January 24, 2008 (Thursday), by the method described below. Please take this into consideration in the event of a sale, depositing your shares with a different broker, or other disposal of the shares to be returned conducted prior to the return of such shares.

a. In cases where share certificates were submitted to the Tender Offer Agent or the Sub-Agent upon application, the share certificates which were not purchased shall be delivered to the Tendering Shareholder or mailed to the Tendering Shareholder's address (in the case of a non-resident shareholder, the address of their standing proxy).

b. In cases where share certificates are kept in custody by the Tender Offer Agent or the Sub-Agent (or by the Japan Securities Depository Center through the Tender Offer Agent or the Sub-Agent) the share certificates which were not purchased will be returned to the same condition of custody as at the time of application.

3. Location at which a Copy of the Tender Offer Report is made available to the Public

Tokyo Stock Exchange Group, Inc.

(2-1 Kabutocho, Nihonbashi, Chuo-ku, Tokyo)


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
Code: 8303, TSE First Section)

Shinsei Bank to Install ATM at "SUVACO JR Kyoto Isetan" in JR Kyoto Station

First Shinsei ATM to be installed inside a JR-West station

Tokyo (Tuesday, January 29, 2008) – Shinsei Bank, Limited, today announced that it will install its own ATM in the "SUVACO JR Kyoto Isetan," the first time a Shinsei ATM has been set up inside a West Japan Railway Company station. The ATM is scheduled to commence operations from Thursday, January 31, 2008. SUVACO JR Kyoto Isetan, located at JR Kyoto Station, is scheduled to open on Wednesday, February 13, 2008.

The ATM will operate from 5:30 a.m. to 12:00 midnight, 365 days a year. Shinsei *PowerFlex* cash cards can be used at the ATM free of charge – regardless of the time of day – for deposits, withdrawals and account balance inquiries. Customers can also use cash cards and credit cards issued overseas carrying the PLUS and Cirrus logos as well as cash cards issued by financial institutions with which Shinsei has ATM tie-up agreements: all "city" banks (Tokyo-Mitsubishi UFJ, Mizuho, Sumitomo Mitsui, Resona, Saitama Resona), four trust banks (Chuo Mitsui Trust, Mitsubishi UFJ Trust, Sumitomo Trust, Mizuho Trust), Japan Post Bank, Aozora Bank, Shoko Chukin Bank, and Miura Fujisawa Shinkin Bank.

Shinsei ATM at "SUVACO JR Kyoto Isetan"

Services for PowerFlex cash card users

Location: ATM Corner along the *Nanboku Jiyu Tsuro* (underneath the south stairs) in "SUVACO JR Kyoto Isetan" (one ATM).

Services: Deposits, withdrawals and account balance inquiries (free of charge).

Business hours: 5:30 a.m. to 12:00 midnight (365 days a year)

Shinsei Bank continues to install its ATMs in convenient locations including railway stations and commercial complexes, offering free 24-hour ATM services to provide maximum advantage to customers using its *PowerFlex* account.

* There will be a charge for the use of other financial institutions' cash cards. The charge will differ depending on the financial institution and the time of use.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$107 billion on a consolidated basis (as of September 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Reports Consolidated Financial Results for Nine Months Ended December 31, 2007

Tokyo (January 30, 2008) — Shinsei Bank, Limited, a leading diversified financial group, today announced net income of 33.5 billion yen on a consolidated basis for the first nine months of the fiscal year 2007, ended December 31, 2007, compared to net income of 47.1 billion yen reported in the first nine months of the fiscal year ended December 31, 2006. Consolidated cash basis* net income for the first nine months of the fiscal year 2007 was 42.0 billion yen, compared to 60.1 billion yen in the first nine months of the previous fiscal year.

"While Shinsei Bank's core business remained steady in the first nine months of fiscal year 2007, revenues were down slightly due mainly to mark-downs of our U.S. residential mortgages and an increase in net credit costs related to the same portfolio," said Thierry Porté, President and CEO of Shinsei Bank. "While the market outlook remains uncertain, we view these events as largely non-recurring and believe we have made the right choices to leverage opportunities going forward."

Highlights of Consolidated Financial Results

(Billions of U.S. dollars**/JPY Billions except per share amounts)

	2007.4-12 $US	2007.4-12	2006.4-12	Change %
Revenue	1.84	208.9	215.7	-3.2%
General and Administrative Expenses	1.04	117.6	112.5	+4.5%
Expense-to-Revenue Ratio	56.3%	56.3%	52.1%	-
Ordinary Business Profit	0.80	91.3	103.2	-11.6%
Net Income	0.29	33.5	47.1	-28.9%
Cash Basis* Net Income	0.37	42.0	60.1	-30.1%
Diluted Net Income Per Share ($US/JPY)	0.16	18.33	24.29	-24.5%
Cash Basis* Diluted Net Income Per Share ($US/JPY)	0.20	22.97	30.98	-25.9%
ROE (Fully Diluted and Annualized)	6.9%	6.9%	7.8%	-
ROA (Annualized)	0.4%	0.4%	0.6%	-
	2007.12 $US	2007.12	2007.3	Change %
Total Assets	104.80	11,848.1	10,837.6	+9.3%
Diluted Equity Per Share ($US/JPY)	3.14	355.25	355.09	0.0%
Total Capital Adequacy Ratio	12.10%	12.10%	13.13%	-
Tier I Capital Ratio	7.45%	7.45%	8.11%	-
Non-Performing Loan Ratio***	0.71%	0.71%	0.53%	-

* Cash basis figures are calculated by excluding amortization (and impairment) of goodwill and intangible assets, net of tax benefit

** U.S. dollar amounts have been calculated at JPY 113.05 to $1.00, which was the approximate exchange rate at December 31, 2007.

*** Non-performing loan ratio under the Financial Revitalization Law on a non-consolidated basis.

Balance Sheet: Continued growth while maintaining capital strength

Shinsei Bank's **total assets** increased from 10,837.6 billion yen at March 31, 2007, to 11,848.1 billion yen December 31, 2007. The higher balance was due to an increase in call loans, loans and bills discounted a securities. Call loans increased from 43.1 billion yen at March 31, 2007, to 544.7 billion yen at December 31, 200 Loans and bills discounted increased from 5,146.3 billion yen on March 31, 2007, to 5,503.6 billion yen as December 31, 2007, due in part to growth in housing loans. The balance of securities as of December 31, 20 amounted to 2,047.8 billion yen as compared to 1,854.6 billion yen as of March 31, 2007. The increase, in pa relates to investment in foreign bonds to diversify the portfolio.

Total deposits and negotiable certificates of deposit increased 777.4 billion yen or 14.3% to 6,198.3 billion ye compared to March 31, 2007. Shinsei Bank has been diversifying its funding sources through deposits from retail a institutional customers. The retail and institutional deposit balances stood at 3,826.6 billion yen and 2,371.7 billi yen, respectively, at December 31, 2007.

Shinsei Bank's **capital ratios** remained strong with a **Tier I ratio** of 7.45% and a **total capital adequacy ratio** 12.10% at December 31, 2007, on a Basel II basis.

Income Statement: Steady revenues and controlled expenses

Total revenue for the first nine months of fiscal year 2007 was 208.9 billion yen or down 3.2% compared to the san period of the previous fiscal year due mainly to the mark-downs related to the U.S. residential mortgage portfolio.

General and administrative expenses for the first nine months of fiscal 2007 increased 4.5% year on year to 117 billion yen as expenses required in the institutional business to support business growth and inclusion of Shink expenses from the third quarter were partly offset by continued expense rationalization and restructuring activities APLUS. The expense-to-revenue ratio in the first nine months of this fiscal year was 56.3%, compared to a ratio 52.1% in the first nine months of the previous fiscal year.

The 21.1 billion yen increase in **net credit costs** to 40.7 billion yen for the first nine months of fiscal year 2007 w due in part to additional reserves relating to the U.S. residential mortgage portfolio.

Amortization of goodwill and intangible assets associated with the acquisition of consumer and commerc finance companies was 9.4 billion yen for the nine months ended December 31, 2007, compared with 15.4 billion y in the same period of the previous fiscal year. The decline largely relates to the significant write-down of goodwill a intangible assets at March 31, 2007.

During the first nine-months of this fiscal year, gains form the sale of Life Housing Loan Co., ltd. (LHL) of 20.3 billi yen were recorded and impacted **other gains** and **income taxes**, respectively.

Minority interests in net income of subsidiaries for the first nine months of this fiscal year amounted to 15.6 billi yen.

As a result, **consolidated net income** for the first nine months of fiscal year 2007 was 33.5 billion yen, compared 47.1 billion yen in the same period of the previous fiscal year.

Business Line Results

Institutional Banking: Steady loan demand and deposit growth supporting business

The institutional banking business continued to see steady demand for loans and strong growth in institutional deposits.

Total revenue was 81.2 billion yen for the first nine months of fiscal year 2007, compared to 94.2 billion yen in the same period in fiscal year 2006. The lower revenue was due to the absence of gains from investments that were recorded in the same period of the previous fiscal year and recognition of mark-downs related to our exposure in the U.S. residential mortgage market.

Ordinary business profit for the first nine months of fiscal year 2007 was 42.7 billion yen, compared to 61.1 billion yen in the same period of the previous fiscal year due to the above reasons and higher costs as Shinsei added employees to expand the scale of its operations. Ordinary business profit after net credit costs (recoveries) declined from 75.3 billion yen in the first nine months of the previous fiscal year to 40.0 billion yen in the same period of this fiscal year due mainly to an increase in reserves associated with the U.S. residential mortgages market.

Consumer and Commercial Finance: Focusing on better quality customers

Loans in the Consumer and Commercial Finance business were almost flat, increasing from 424.9 billion yen on March 31, 2007 to 425.6 billion yen at December 31, 2007, despite the sale of LHL in the first quarter of this fiscal year as loans from Shinki were included from the third quarter of this year after it became a subsidiary.

Total revenue increased to 93.4 billion yen in the nine months ended December 31, 2007, compared to 91.6 billion yen in the same period of fiscal year 2006, due mainly to the inclusion of revenues form Shinki in the third quarter of this fiscal year. Ordinary business profit in the first nine months of fiscal year 2007 was 45.0 billion yen, compared to 40.3 billion yen in the same period of the previous fiscal year due mainly to lower expenses at APLUS. Ordinary business profit after net credit costs was unchanged at 8.8 billion yen in the first nine months of this fiscal year, compared to 8.8 billion yen in the same period of the previous fiscal year.

Retail Banking: Continued growth in customer base and diversification of revenue sources

Retail loans outstanding, which mainly include housing loans, in the retail banking business, increased by 28.4% from 639.5 billion yen at March 31, 2007 to 821.2 billion yen at December 31, 2007, mainly as a result of the increase in housing loan customers that now exceeds 33,000. Assets under management increased on March 31, 2007, due to the steady balance of retail deposits and increases in mutual funds and variable annuities. Shinsei Bank now has over 2.1 million account holders.

Total revenue was 25.8 billion yen in the first nine months of this fiscal year compared to 27.3 billion yen in the same period of the previous fiscal year. Net interest income increased year on year, but non-interest income was lower due mainly to a decline in deposit-related option income related to structured deposits. The business recorded an ordinary business loss of 4.4 billion yen in the first nine months of fiscal year 2007, compared to an ordinary business loss of 1.1 billion yen during the same period of the previous fiscal year due to the lower revenues and higher expenses that resulted mainly from the expansion of distribution channels and growth in customer-driven transactions.

Forecast for Fiscal Year 2007

On January 30, 2008, Shinsei Bank revised its forecast on a consolidated basis for net income from 62.0 billion yen 50.0 billion yen for the fiscal year ending March 31, 2008. We revised the forecast primarily as a result of the mater impact on our earnings of mark-downs related to our exposure to the U.S. residential mortgage market recorded the third quarter of the fiscal year ending March 31, 2008. However, the forecast for net income on a non-consolidat basis remains unchanged.

For details on the nine months ended December 31, 2007, please access "FY2007 Third Quarter Results" under th "Presentation" page of Shinsei Bank's Investor Relations website at:
http://www.shinseibank.com/investors/en/ir/meeting/meeting_2007/presentations_2007.html

Shinsei Bank will also hold a conference call in English on Thursday, January 31, 2008 at 10:00 PM (Tokyo)/8:00 A (EST)/1:00 PM (London)/2:00 PM (Continent) to discuss the earnings announcement. Please access http://www.vcall.com/IC/CEPage.asp?ID=124290 to participate in the live Conference Call with on-screen slides an audio at the time shown above.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to bo institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer a commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of Decemb 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japa Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, st and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION **SHINSEI BANK**

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Launch "Shinsei UTI India Infrastructure Equity Fund"

- Investment trust to invest primarily in listed Indian infrastructure-related stocks -

Tokyo (Friday, February 1, 2008) – Shinsei Bank, Limited, today announced that it will start offering the "Shinsei UTI India Infrastructure Equity Fund" from Tuesday, February 12, 2008. The initial offering period for the open-ended securities investment trust will run from Tuesday, February 12, through Thursday, February 28, 2008.

Shinsei Investment Management Co., Ltd., a wholly owned subsidiary of Shinsei Bank, will launch the trust on Friday, February 29. Shinsei Bank will continue to offer the trust after the launch date.

Shinsei UTI India Infrastructure Equity Fund will invest primarily in listed Indian infrastructure-related stocks. This product is for investors who want to broaden their range of investments in anticipation of further growth in India's infrastructure sector with a medium- to long-term horizon. India has seen remarkable economic growth in recent years, and the infrastructure-related sector is expected to see continued expansion. India's infrastructure development has lagged behind the country's economic development but robust investment in infrastructure is forecast in areas including electrical power, roads and railways. Many joint public-private sector infrastructure improvement projects are in the planning stage. This sector is seen as key to India's further economic growth.

UTI Asset Management Company Ltd.(UTI AMC), the core company of the UTI Group and one of India's largest mutual fund companies, will advise the fund. The UTI Mutual Fund is India's oldest mutual fund, with an investment track record going back more than 40 years. The predecessor company of the UTI Mutual Fund is Unit Trust of India, which was created by an act of parliament in 1963 as India's first mutual fund company.
Shinsei Bank entered into an alliance with the UTI AMC in Japan in August 2006 and in December 2006 launched the Shinsei UTI India Fund.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

Please refer to the attachment for further details.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

[Attachment]

Outline of the "Shinsei UTI India Infrastructure Equity Fund" (Tentative)

Fund name	Shinsei UTI India Infrastructure Equity Fund
Asset management company	Shinsei Investment Management Co., Ltd.
Product type	Open-ended securities investment trust / Fund of funds / Option of automatic dividend reinvestment
Characteristics	1. The fund aims to generate medium- to long-term profit by effectively investing in primarily infrastructure-related stocks that are listed on Indian securities exchanges. 2. The primary investments will be in Class B investment certificates of "Shinsei UTI Indi[a] Fund (Mauritius) Limited" (the "Investment Fund"), which invests mainly in Indian infrastructure-related equities, and in beneficiary certificates of "Shinsei Short-Term Mother Fund," which invests mainly in Japanese short-term bonds and short-term financial instruments. The investment ratio will be maintained so that the majority of th[e] investment is in the Investment Fund. 3. The Investment Fund will be managed by the UTI Group. 4. As a general rule, currency hedging will not apply.
Benchmark	None.
Initial offering period	From Tuesday, February 12, 2008, to Thursday, February 28, 2008.
Fund inception date	Friday, February 29, 2008.
Subsequent offering period	From Friday, February 29, 2008, to Tuesday, January 27, 2009 ※ The offering period is extended upon submission of security registration statement prior to expiration of the above subsequent offering period.
Trust period	The trust period shall, in principle, be perpetual from the fund inception date.
Account settlement day	In principle, October 25 of each year (or the following business day in case of a holiday).
Distribution policy	To be determined by the asset management company based on conditions including the level of the fund unit price and market trends, but not to exceed the amount of income from sources including dividends and gains from sales. ※ Dividends may fluctuate or may not be paid.
Subscription/ redemption application day	In principle, each business day (subscription/redemption orders will not be accepted on any day on which the Bombay Stock Exchange or the National Stock Exchange of India are not open for usual business, or on bank holidays in Mauritius, even if it is a business day for the fund distributor).
Subscription price	The unit price as of the business day following the subscription application day (initial un[it] price will be one yen per unit).
Redemption price	Unit price as of the business day following the redemption application day, after deducting the redemption fee (*shintaku-zaisan-ryuho-gaku*). Redemption payments will be made on the 7th business day from the redemption application day.
Shinsei Bank's sales channels	Branches (excluding Shinsei *BankSpots*), Internet Banking (Shinsei *PowerDirect*), Call Center (Shinsei *PowerCall*)
Shinsei Bank application unit	Minimum of 10,000 yen, in increments of 1 yen

* The above is subject to change

- The asset management company submitted a security registration statement to the Director of the Kanto Local Finance Bureau on January 25, 2008, as per Article 5 of the Financial Instruments and Exchange Law. As of February 1, 2008, however, that registration had yet to come into force. Accordingly, the above information is subject to change.

⟨Main risks⟩

The fund will invest in Indian equities and other instruments via investment in investment trust certificates. The fund unit price will fluctuate based on various factors, including price changes in invested equities and fixed-income securities, and foreign currency markets. Therefore, **the fund unit price may fall below the original value**. Profits/losses on investments are entirely those of the customer who purchases the investment trust. The main risks of the fund are as follows. Please confirm detailed information on risks by referring to the prospectus (including supplementary documents).

◎ Currency fluctuation risk ◎ Interest rate fluctuation risk ◎ Stock price fluctuation risk
◎ Credit risk ◎ Country risk ◎ Liquidity risk

⟨Expenses to be borne by customers⟩

※ For details, please confirm with the prospectus (including supplementary documents).
※ Because of variations in expenses arising from the differences in the holding period by each investor, the total amount of expenses to be borne by the investor cannot be shown.

At subscription:	
Subscription fee payable to Shinsei Bank (percentage of the contract amount[1])	Amount obtained by multiplying the subscription price (unit price on the business day following the subscription application day) by the following rates: Less than 100 million yen: 3.15% (3.0% net of tax) 100 million yen or more, and less than 300 million yen: 1.05% (1.0% net of tax) 300 million yen or more: 0.525% (0.5% net of tax)
During the trust period:	
Management Fee	1.197% p.a. (1.14% p.a. net of tax) on the total net asset amount ※ In addition, there will be a management fee of approximately 0.7% p.a. on the main investment funds.
Other expenses	Brokerage fees for securities trading, custodian fees for foreign currency-denominated assets, interest on borrowings, interest on advances, audit fees, etc. ※ The amount of fees may vary depending on a variety of factors including fund performance and the applicable fee rates, and a maximum fee amount cannot be indicated in advance.
At cancellation:	
Back-Load Fee	N/A
Redemption Fee	0.3% on the fund unit price as of the business day immediately following the redemption application day.

1. The contract amount refers to the amount obtained by deducting the subscription fees and consumption taxes from the subscription amount.

[Investment trusts]

- An investment trust is not a bank deposit, and therefore its investment performance fluctuates depending upon various factors including the market environment. Accordingly, neither its principal nor yield are guaranteed, and the unit price may fall below the original principal, depending on its performance.
- An investment trust is not a bank deposit. Therefore, it is not covered by deposit insurance. Furthermore, an investment trust purchased at a bank is not covered by the Investor Protection Fund.
- When redeeming an investment trust, the receipt of the redemption payment may require a considerable amount of time because some investment trusts have a closed period for redemption.
- At Shinsei Bank, the only accepted redemption method of investment trusts domiciled in Japan is a "redemption request" (*kaiyaku-seikyu*). Therefore, a "repurchase request" (*kaitori-seikyu*) will not be accepted.
- When applying to purchase an investment trust, please make your own judgment by reviewing the prospectus (including supplementary documents) in advance or at the time of purchase and confirming its details. The prospectus (including supplementary documents) is available at Shinsei Bank branches or via the Internet (Shinsei *PowerDirect*). We will also send them to you by mail on request. The prospectus (including supplementary documents) for investment trusts offered exclusively via the Internet can only be obtained via Shinsei *PowerDirect*.

Shinsei Bank Ltd. / No. 10 Registered financial institution of Kanto Local Finance Bureau
Member of Japan Securities Dealers Association / The Financial Futures Association of Japan

About Shinsei Investment Management Co., Ltd.

Shinsei Investment Management, a wholly owned subsidiary of Shinsei Bank, is approved by the FSA as an investment management and discretionary investment advisory company, and commenced operations on April 1, 2003. Shinsei Investment Management adopts a "managers' manager" business model. Under this model, Shinsei Investment Management selects capable investment managers for a range of investment options around the world in line with Japanese investors' needs, structures and packages the investment products in a way that best suits investors and appropriately reallocates them as needed.

As of the end of November 2007, Shinsei Investment Management's assets under management in discretionary investment management accounts and investment trusts were approximately 70.4 billion yen and 267.4 billion yen respectively.

Shinsei Investment Management Co., Ltd. / No. 340 Registered financial institution of Kanto Local Finance Bureau
Member of The Investment Trusts Association, Japan / Japan Securities Investment Advisers Association

About the UTI Asset Management Company Ltd. (UTI AMC)

The UTI Asset Management Company Ltd. is the successor to the Unit Trust of India, which was created by an act of parliament in 1963 as India's first mutual fund company. It was India's only mutual fund company until 1987, and was privatized in 2003. With a history of more than 40 years, it has the longest investment track record of any Indian fund management company. The UTI Asset Management Company Ltd. is one of the largest Indian mutual fund companies.

UTI AMC has a large research team in India that not only analyzes individual companies, but also has specialists carrying out macroeconomic and sector analysis. The group has a wide range of expertise, including the operation of a fully owned venture capital subsidiary. It also launched India's first overseas-domiciled fund.





1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code 8303, TSE First Section)

Completion of Third-Party Allotment, Successful Conclusion of Capital-Raising

Tokyo (February 4, 2008) – Shinsei Bank, Limited, a leading diversified financial group, today announced the completion of a third-party allotment of its common stock, the culmination of a multi-step initiative to raise fresh capital, strengthen financial stability and deepen ties with new and existing shareholders. Shinsei plans to deploy new capital across its three pillars - institutional banking, consumer and commercial finance and retail banking - as it continues to set the standard for banking in Japan.

The initiative began November 20, 2007 when Shinsei's Board of Directors accepted a tender offer bid from a newly formed group of investors, including affiliates of J.C. Flowers & Co. LLC. The four tender offerors acquired 358,456,000 shares at a price of 425 yen per share through the tender offer on January 24, 2008. Shinsei Bank then issued 50 billion yen of new common shares by third-party allotment to these investors, also at 425 yen per common share. After these transactions, the investors hold approximately 32.6% of Shinsei's outstanding shares on a fully diluted basis. J.C. Flowers & Co.'s CEO and founder, J. Christopher Flowers, has taken a leading role as an investor and advisor to Shinsei since its creation.

"This marks the successful completion of a capital-raising initiative begun last fall," said Thierry Porté, President and CEO of Shinsei Bank. "This is a vote of confidence by key investors and positions us to put Shinsei Bank on a new growth trajectory."

The new capital bolsters the bank's financial resources and improves its capital ratios, positioning Shinsei's institutional banking arm to take advantage of new investment and acquisition opportunities as they arise. Shinsei also plans to expand its trendsetting retail banking network, enhancing services that have won numerous awards for customer satisfaction. In consumer and commercial finance, Shinsei is building a transparent, customer-friendly model for the Japanese market, applying its financial expertise and cutting-edge technologies to a business with long-term growth prospects. The application of Shinsei's IT infrastructure, capital base and risk management skills across all these businesses will drive the development of new products and services and create economies of scale.

Details of the payment for the new shares issued through a third party allotment pursuant to the resolution at a Shinsei Bank Board of Directors meeting held on January 18, 2008, completed today as follows:

1. Terms of Issuance of New Shares

(1)	Number of Common Shares to Be Issued	117,647,059 shares
(2)	Issue Price	¥425 per share
(3)	Aggregate Issue Price	¥50,000,000,075 (¥425 per share)
(4)	Amount to be Appropriated into Capital	¥25,000,000,038
(5)	Method of Offering or Allotment	Third party allotment to the allottees listed in (9) below
(6)	Offering Period	February 1, 2008
(7)	Payment Date	February 4, 2008
(8)	Delivery Date of New Share Certificates	February 5, 2008 (scheduled)
(9)	Allottees and Allotted Shares	
	Saturn I Sub (Cayman) Exempt Ltd.	5,056,452 shares
	Saturn Japan II Sub C.V.	5,492,190 shares
	Saturn Japan III Sub C.V.	27,292,678 shares
	Saturn IV Sub L.P.	79,805,739 shares

2. Change in Total Number of Shares due to Issuance of New Shares:

(1)	Before the issuance	1,673,570,944 shares
(2)	Increase from the issuance	117,647,059 shares
(3)	After the issuance	1,791,218,003 shares

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Launch "Powered Teiki Three"

Structured yen deposit redeemed in yen, Australian dollars or New Zealand dollars

Tokyo (Friday, February 8, 2008) – Shinsei Bank, Limited, today announced that it will start offering the Powered Teiki Three, a structured yen time deposit with a dual-reference currency option, through call centers (Shinsei *PowerCall*) and at its branches (excluding Shinsei *BankSpots*.)

With the Powered Teiki Three, customers get a higher interest rate for an ordinary two-year yen time deposit in exchange for giving Shinsei Bank the option of paying the funds upon maturity in a foreign currency.

The two-year structured deposit pays an interest rate of 5.56% p.a. (4.448% p.a. after tax)[1] Upon maturity, the customer receives the principal in either Japanese yen (JPY), Australian dollars (AUD) or New Zealand dollars (NZD), at Shinsei's discretion. There will be one interest payment per year, in yen.

The currency in which the principal is paid at maturity will be determined by comparing the "contract rates" and the "exercise rates." The contract rates are the JPY-AUD and JPY-NZD conversion rates fixed at 3:00 p.m. Tokyo time on the day the deposit is made while the exercise rates are the JPY-AUD and JPY-NZD conversion rates fixed at 3:00 p.m. Tokyo time two business days prior to the maturity date. If the yen is unchanged or has weakened against both the AUD and NZD, the principal will be repaid in yen. If the yen has strengthened against either currency, the principal will be repaid in either Australian or New Zealand dollars.

Shinsei Bank's retail division aims to enrich and "color" the lives of our customers by providing them with high value-added products and services.

[1] The interest rate prior to separate 20% withholding tax, applicable for deposits received on Feb. 8. After Feb. 8, the applicable interest rate will be adjusted daily.

※ Please refer to the attachment for further details.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

[Attachment]

Overview of Powered Teiki Three (structured yen time deposit with dual-reference currency option)

(As of February 8, 2008)

Term	Two (2) years		
Currency of deposit	Japanese yen		
AUD contract rate NZD contract rate	Determined by Shinsei Bank based on actual JPY-AUD and JPY-NZD market exchange rates as of 3:00 p.m. Tokyo time on the day the deposit is made.		
AUD exercise rate NZD exercise rate	In principle, the actual JPY-AUD and JPY-NZD market exchange rates as of 3:00 p.m. Tokyo time on the exercise date (two business days prior to the maturity date).		
Conditions for determining currency of principal repayment at maturity	AUD exercise rate relative to AUD contract rate	NZD exercise rate relative to NZD contract rate	Currency of principal repayment at maturity
	Exercise rate is <u>the same</u> or <u>higher</u> (i.e. weaker yen) than the contract rate	Exercise rate is <u>the same</u> or <u>higher</u> (i.e. weaker yen) than the contract rate	JPY
	Exercise rate is <u>the same</u> or <u>higher</u> (i.e. weaker yen) than the contract rate	Exercise rate is <u>lower</u> than the contract rate (i.e. stronger yen)	NZD
	Exercise rate is <u>lower</u> than the contract rate (i.e. stronger yen)	Exercise rate is <u>the same</u> or <u>higher</u> (i.e. weaker yen) than the contract rate	AUD
	Exercise rate is <u>lower</u> than the contract rate (i.e. stronger yen)	Exercise rate is <u>lower</u> than the contract rate (i.e. stronger yen)	Either AUD or NZD, determined as per the formula below*
	* Calculation formula		
	If (AUD exercise rate ÷AUD contract rate) is greater than (NZD exercise rate ÷ NZD contract rate)		NZD
	If (AUD exercise rate ÷AUD contract rate) is less than or equal to (NZD exercise rate ÷ NZD contract rate)		AUD

Interest	Paid annually in yen, with interim interest payment date one year following deposit date and final payment upon maturity.
Applicable interest rate	5.56% p.a. (4.448% p.a. after tax) The interest rate prior to separate 20% withholding tax, applicable for deposits received on Feb. 8. After Feb. 8, the applicable interest rate will be adjusted daily.
Distribution channels	Shinsei Bank branches (excluding Shinsei *BankSpots*) and via the Shinsei PowerCall call center
Minimum deposit amount	2.5 million yen

About Powered Teiki Three

- Powered Teiki Three contains a currency option. If either the actual AUD-JPY or JPY-NZD market rate as of 3:00 p.m. Tokyo time on the day two business days prior to the maturity date is lower (i.e. the yen has strengthened) relative to the AUD or NZD contract rate, the principal will be converted to AUD or NZD at the previously determined contract rate and deposited in the customer's foreign currency account (this conversion rate may differ from the prevailing market rate at maturity). This conversion may therefore be made at a <u>rate that is disadvantageous</u> relative to the prevailing market rate at maturity. If both the actual JPY-AUD or JPY-NZD market rates are lower (i.e. the yen has strengthened) relative to the AUD or NZD contract rates, the principal will be converted to the currency with the largest depreciation versus JPY and deposited in the customer's foreign currency account in that currency.
- Please confirm the contract rate on the "Confirmation" mailed after the deposit date.
- The contract rate will be fixed at 3:00 p.m. Tokyo time on the contract date.
- In principal, early cancellations are not allowed. For early cancellations in cases that Shinsei Bank accepts as unavoidable, an amount calculated by Shinsei Bank corresponding to the amount required to fund the deposit from the cancellation date to the maturity date and any associated fees will be deducted from the principal, and the remaining principal will be deposited to the customer's yen savings account. In such instances, the amount deposited is very likely to be <u>less than the amount of the initial principal</u> deposited.
- When foreign currency received upon maturity is converted to yen, Shinsei Bank's TTB rate (rate for converting foreign currency to yen) inclusive of foreign exchange commissions will be applied. Therefore, even if the exchange rate does not move after receiving the foreign currency, the yen amount received may be less than the yen amount of the initial principal.
- When subsequently converting foreign currency received to yen, exchange rate movements may result in a foreign exchange loss, in which case the yen amount received will be <u>less than the initial</u>

<u>principal</u>.

- Deposit insurance will cease to apply when foreign currency received upon maturity is held in the foreign currency.
- The respective ordinary savings account rates posted at branches will be applied for principal deposited in yen or foreign currency accounts after maturity.
- Cash withdrawals in foreign currencies are not permitted. Separate commissions will be applied to foreign currency fund transfers.
- Please confirm the contents of the explanatory materials (documents to be exchanged prior to the conclusion of a contract), which are available at Shinsei Bank branches and via the Shinsei PowerCall call center.
- The interest rate indicated is as of Feb.8, 2008. After Feb. 8, the applicable interest rate will be adjusted daily based on market rates.
- Interest rates for this may product may change, or Shinsei Bank may cease to offer this product, depending on market developments.

Shinsei Bank Ltd./No.10 Registered financial institution of Kanto Local Finance Bureau
Member of the Japan Securities Dealers Association/The Financial Futures Association of Japan


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Friday, February 8, 2008) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational change:

To strengthen the business planning and operational control of the bancassurance business in Retail Banking Group, an Insurance Business Management Department shall be newly established within the Retail Products Division.

Effective Date:
February 12, 2008

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

For immediate release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)
Development Bank of Japan

Shinsei and DBJ to Launch Private Equity Fund

Tokyo (Wednesday, February 27, 2008) – Shinsei Bank, Limited ("Shinsei Bank"), and the Development Bank of Japan ("DBJ") today announced the establishment of the Raffia II L. P. private equity fund. The fund will invest in medium-sized companies in the form of buyouts or by providing growth capital and business revitalization, and will be managed by a subsidiary of Raffia Capital Inc. ("Raffia Capital").

Providing a variety of financial services to private- and public-sector companies and financial institutions, investment banking is one of Shinsei's core areas of operations, and Shinsei has been particularly active in the area of private equity investment. The business focuses on investment operations including buyouts, growth capital, pre-IPO, business revitalization and listed stocks, while also providing a variety of other financial services including M&A advisory services.

Slated for privatization in October 2008, DBJ provides integrated investment and financing services to private- and public-sector companies and financial institutions, with the aim of enriching Japanese society by creating new economic wealth and social value. As part of this mission, DBJ's strategy is to further strengthen its investment business by expanding investment opportunities with long-term investments that allow the bank to maintain a unique, neutral position.

Established in 2002, Raffia Capital manages Raffia Investment Business Limited Partnership, which invests in medium-sized companies in Japan and Taiwan and provides management support to the companies in which it invests. Raffia Capital became a joint venture of Shinsei and DBJ in October 2007, when previous shareholder Itochu Corporation sold its entire shares to DBJ.

The partnership will make it possible for the fund's investment activities to capitalize on both banks' diverse financial services and experience in private equity investing. Both banks see this bringing new investment opportunities, and will strive to aggressively develop this business by providing management support to increase the corporate value of the companies in which the fund invests.

Attachment

1. Fund Overview

(1) Name:	Raffia II L.P.
(2) Size (target):	15 billion yen
(3) Investments:	In medium-sized companies for buyouts, growth capital, and business revitalization

2. Overview of Shinsei Bank (as of September 30, 2007)

(1) Name:	Shinsei Bank, Limited
(2) Primary business:	Banking operations
(3) Established:	December 1952
(4) Head office:	1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo, Japan
(5) Representative:	Thierry Porté, President and CEO
(6) Capital:	451.2 billion yen
(7) Employees:	2,358
(8) Major shareholders and ownership:	
	The Resolution and Collection Corporation (11.95%)
	The Chase Manhattan Bank, N.A. London (7.85%)
	Shinsei Bank, Limited (5.76%)
(9) URL:	http://www.shinseibank.com

3. Overview of DBJ (as of October 1, 2007)

(1) Name:	Development Bank of Japan
(2) Primary business:	Investment and financing operations
(3) Established:	October 1999
(4) Head office:	9-1, Otemachi 1-chome, Chiyoda-ku, Tokyo, Japan
(5) Representative:	Minoru Murofushi, Governor
(6) Capital:	1,272.2 billion yen
(7) Employees:	1,347
(8) Major shareholders and ownership:	
	Government of Japan (100%)
(9) URL:	http://www.dbj.go.jp

4. Overview of Raffia Capital (as of September 30, 2007)

(1) Name:	Raffia Capital Inc.

(2) Primary business: Formation, management and investment in investment partnerships

(3) Established: July 2002

(4) Head office: 13-18, Minami-aoyama 3-chome, Minato-ku, Tokyo, Japan

(5) Representatives: Nozomi Moue, Representative Director
Kenichi Kumagai, Representative Director

(6) Capital: 10 million yen

(7) Directors & employees: 9

(8) Major shareholders and ownership:
Shinsei Bank (50%)
DBJ (DBJ Value Up Fund) (50%)

(9) URL: http://www.raffia.co.jp



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL.: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Operational Alliance Agreement with Towa Bank

Tokyo (Thursday, February 28, 2008) Shinsei Bank, Limited ("Shinsei Bank") has concluded an Operational Alliance Agreement with Towa Bank, Ltd. ("Towa Bank") (Representative Director and President, Kunimitsu Yoshinaga). The two banks agreed to mutually cooperate in developing and promoting high value-added financial products and services, as listed below, which are offered to Towa Bank customers.

In November 2007, Towa Bank announced its "Plan Phoenix," with the aim of contributing to the Japan's regional economy through the provision of loans and high-quality financial services. In order to ensure the effective implementation of the Plan, Towa Bank has established the Operational Alliance Promotion Department, which will play a central role in making alliances with leading banks.

Shinsei Bank wishes to contribute to Japan's regional economy by strengthening alliances with its longstanding wide network of regional financial institutions. Shinsei Bank has adopted a business model whereby, for example, regional financial institutions and Shinsei Bank cooperate in the development of products and services which are then actively offered to customers by these financial institutions with Shinsei Bank's support. The alliance with Towa Bank conforms with Shinsei Bank's business model.

The current alliance is not intended to create an exclusive-basis relationship with Towa Bank. Shinsei Bank intends to actively form alliances with other regional financial institutions.

[Details of the alliance – currently under consideration]
The following products will be jointly developed with Towa Bank who will undertake distribution activities:

(1) Loans - for retail and corporate customers
(2) Investment products – to increase assets under management, such as deposits and investment trusts
(3) Foreign exchange products - to increase income from foreign exchange fees

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 43 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Announcement of Exchange Price for Mandatory Acquisition of Series 2 Class-A Preferred Shares

Tokyo (Friday, March 7, 2008) – Shinsei Bank, Limited ("Shinsei Bank"), today announced that the exchange price for the mandatory acquisition of Series 2 Class-A preferred shares issued by Shinsei Bank (Note: Please refer "Reference Series 2 Class-A preferred shares" for the general description of the shares) has been determined as follows.

Each Series 2 Class-A preferred share for which no request for acquisition has been made by March 31, 2008, will be acquired by Shinsei Bank on the mandatory acquisition date, in exchange for a number of common shares. The number of common shares will be calculated by dividing the subscription price per share of the preferred shares by the exchange price for mandatory acquisition.

1. Exchange price for mandatory acquisition: 650 yen

2: Mandatory acquisition date: April 1, 2008

3: Basis for determination:
As per the conditions for the acquisition of these preferred shares stipulated in Shinsei Bank's Articles of Incorporation
(Although the exchange price calculated using the designated calculation method would be 442.0 yen, the Articles of Incorporation place an upper limit of two (2) common shares for the mandatory acquisition of one (1) preferred share.)

(Reference)
In the event requests for acquisition are made for all shares by March 31, 2008, the exchange would be made at the current exchange price of 360 yen, and the number of common shares exchanged would be 269,128,888 shares and the total outstanding common shares after the exchange would be 2,060,346,891 shares. In the event no further requests for acquisition are made, the number of common shares exchanged for the mandatory acquisition would be 149,056,000 shares and the total outstanding common shares after the exchange would be 1,940,274,003 shares.

Series 2 Class-A preferred shares
Series 2 Class-A preferred shares is subscribed by the Deposit Insurance Corporation of Japan ("DIC") and they are convertible into common shares at the option of the holder at a conversion price of 360 yen per share. They are mandatorily convertible on April 1, 2008, into the common shares with the condition determined above.

(1) Number of shares issued: 74,528,000 shares
(2) Subscription price per share: 1,300 yen
(3) Total amount of issue: 96,886,400,000 yen

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots(as of February 2008) in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank to Move

- consolidated, non-consolidated earnings forecast revised to reflect headquarters sale -

Tokyo (Thursday, March 13, 2008) – Shinsei Bank, Limited, today announced that it has agreed to the sale of its headquarters building in the Uchisaiwaicho district of Tokyo and will move to a new, more cost-efficient location within three years. This is a strategic move that positions Shinsei Bank to deploy assets and staff more effectively and will contribute to a broader re-engineering of business processes. Shinsei has revised its full-year consolidated and non-consolidated earnings forecasts to reflect the sale (see table below).

The Shinsei Group is always looking at how best to utilize its assets and in this context the sale of the headquarters building has been under consideration in the past. However, following the recent receipt of an attractive offer, one of a number of unsolicited proposals, the group considered this option again. Like many of the world's biggest corporations and financial institutions, including some in Japan, Shinsei believes that ownership of a headquarters building is not the most efficient way to deploy its capital.

"This simply makes good economic sense," said Thierry Porté, President and CEO of Shinsei Bank. "It's an opportunity to realign our front- and back-office operations, invest in Japanese assets and better position ourselves to build greater shareholder value going forward."

The Shinsei Group has expanded in recent years and as a result Shinsei Bank's current headquarters building no longer meets the needs of the Bank's staff and its various businesses. The Bank plans to significantly improve efficiency by securing a space that is closely aligned with its current strategic priorities. That includes organizing the Bank and its subsidiaries to provide optimal service to our customers.

Dolphin Japan Investment, a special purpose company and a consolidated entity within the Shinsei Group, currently holds a beneficiary interest in the headquarters building. As a result of this transaction, Dolphin Japan Investment expects to record a gross gain of 66 billion yen and Shinsei Bank, as an equity investor in Dolphin Japan Investment through a silent partnership ("Tokumei Kumiai"), expects to record a net gain of approximately 56 billion yen on a net income basis.

The revision of Shinsei Bank's earnings forecast on both a consolidated and non-consolidated basis for the fiscal year ending March 31, 2008, which were announced on January 30, 2008, is due mainly to the sale of its headquarters building. This more than balanced the increased costs related to our exposure to the U.S. residential mortgage market and other factors such as the impact from recent turmoil in overseas credit markets. As a result, we have revised our consolidated earnings forecast from 50 billion yen to 65 billion yen and non-consolidated earnings forecast from 43 billion yen to 50 billion yen, respectively, for the fiscal year ending March 31, 2008.

Revision of forecast for the fiscal year ending March 31, 2008

(Billions of yen)

(Consolidated)	Net income
Previous forecast as of January 30, 2008 (A)	50.0
Revised forecast (B)	65.0
Difference (B-A)	15.0
Difference	30.0%
(Reference) Results for the fiscal year ended March 31, 2007	-60.9

(Billions of yen)

(Non-Consolidated)	OBP(*)	Net income
Previous forecast as of January 30, 2008 (A)	70.0	43.0
Revised forecast (B)	51.0	50.0
Difference (B-A)	-19.0	7.0
Difference	-27.1%	16.3%
(Reference) Results for the fiscal year ended March 31, 2007	54.9	-41.9

(*) Ordinary business profit on a revitalization plan basis

Reference:

1. Summary of the building (asset in trust) to be sold

Address	16-1, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo
Land area	5,998.50 m²
Floor Area	62,423.66 m²
Sales Value	JPY 118 billion
Book Value	JPY 52 billion

2. Summary of the Purchaser

Name	Fujisawa Holding TMK (A special purpose company established and owned by a real estate fund managed by Morgan Stanley)
Head office	56-15, Kameido 6-chome, Kohto-ku, Tokyo
Director	Tomoaki Yamada
Capital	JPY 3,000,000
Relationship with the bank	None

3. Timeline of the transaction

March 12, 2008 Signing of the contract
March 24, 2008 Expected transfer of the benefit

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots (as of February 2008) in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Tuesday, March 18, 2008) --- Shinsei Bank, Limited, ("Shinsei Bank") today announced the following executive assignment change, effective April 1, 2008.

	New Position	Former Position
Takashi Tsuchiya	Statutory Executive Officer, Head of Advisory Sub-Group	Statutory Executive Officer, Head of Advisory Sub-Group , and Head of Corporate Banking Business Sub-Group

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots(as of February 2008) in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Tuesday, March 18, 2008) --- Shinsei Bank, Limited, ("Shinsei Bank") today announced the following organizational changes:

The Business Solution Unit, currently under the Corporate Banking Business Sub-Group, shall be renamed the "Solution Advisory Division" and shall be transferred to the Advisory Sub-Group.

Effective Date
April 1, 2008

Organization Chart
Please see attached

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots(as of February 2008) in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Teams up With Wall Street Journal for 2008 Japan Future Leadership Program

Tokyo (March 27, 2008) — Shinsei Bank, Limited, announced that it will be the exclusive partner for the Wall Street Journal Asia's 2008 Japan Future Leadership Program, which launches today. Supported by Japan's Ministry of Education, the year-long program will reach out to 2,000 students at some of Japan's top universities, providing them with a unique opportunity to combine insights from the Wall Street Journal Asia's award-winning coverage of Asian business stories with real-life lessons from one of Japan's leading diversified financial groups.

Shinsei Bank and Dow Jones, owner of the Wall Street Journal, will provide copies of the Wall Street Journal Asia each business day to participating students from Tokyo, Waseda, Keio, Aoyama Gakuin, Hitotsubashi, International Christian, Sophia and Meiji universities. Students will also receive complimentary English-Japanese dictionaries and Business English eLearning courses at Dowbe.com. In addition, Shinsei Bank will conduct business lectures and a competition based on knowledge of business stories covered by the Wall Street Journal Asia and offer information about internships and job opportunities.

"This is an exceptional opportunity to raise the level of English financial literacy and prepare future leaders for careers in business," said Tom Pedersen, Chief Learning Officer of Shinsei Bank. "It is also an excellent way for us to highlight our commitment to education."

Shinsei Bank has a long-term commitment to education and corporate sustainability in Japan and has adopted a unique approach to employee education within the organization. An active supporter of educational initiatives, CEO Thierry Porté has embedded learning in the bank's culture, encouraging employees to participate in a wide array of continuing education programs. He works with CLO Pedersen to spread knowledge and best practices throughout the organization and has positioned cultural, social and educational initiatives at the heart of the bank's corporate vision and values. As a learning-focused organization, Shinsei Bank sees developing future leaders in finance as a key part of community contribution..

"We're grateful for the generous support of our Corporate Education Partner, Shinsei Bank," said Prachish Chakravorty, the Wall Street Journal Asia's Regional General Manager (Future Leadership Program). "Shinsei's contribution enables the Journal to provide a real-world context for what students learn in the classroom, and helps promote business English skills that will better prepare today's student leaders in Japan for tomorrow's real-life challenges."

The Wall Street Journal first introduced educational programs to Asia in 1994 and organizes Future Leadership Programs in various countries throughout the region. Under the programs, the students gain a daily real-world understanding of the global business competition, economic and business concepts, technology, marketing and the workings of the financial markets. Through exposure to the Journal every business day, students learns from a "living textbook," watching present-day case studies unfold as they happen among companies in Asia and around the world.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to bo institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer a commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of Decemb 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots (as of Febru 2008) in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION

SHINSEI BANK

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Subscription to APLUS Class-G Preferred Shares

Tokyo (March 27, 2008) --- Shinsei Bank, Limited ("Shinsei Bank"), a leading Japanese financial institution, today announced that it will subscribe to 50 billion yen in Class-G preferred shares to be issued by APLUS Co. Ltd. ("APLUS"), the main consumer finance subsidiary of the Shinsei Bank Group. APLUS, which obtained approval from its Board of Directors for the issuance today, plans to use the funds to strengthen its capital base as it builds out its portfolio of financial services and upgrades its IT infrastructure.

"APLUS is building a new model for consumer finance in Japan and we fully support them in this endeavor," said Thierry Porté, President and Chief Executive Officer of Shinsei Bank. "There is a great deal of synergy to be generated from the close relationship between APLUS and Shinsei."

Since acquiring APLUS in September 2004, Shinsei Bank has moved quickly to adjust to challenging changes in the market, rebuilding the business in order to deliver top-quality consumer finance services under a new business model. Shinsei has worked with APLUS to upgrade its top management team, augment risk and compliance controls and strengthen the core sales finance business with a greater focus on leading local merchants and multinationals. It has also leveraged Shinsei's unique IT systems to redesign its sales finance delivery platform for merchant partners while cutting costs significantly.

Shinsei Bank has started to leverage APLUS' consumer finance operations to the benefit of its retail banking business with the launch of Shinsei Visa and more collaboration is planned. The Bank believes that the subscription to APLUS Class-G preferred shares will help its subsidiary achieve its medium-term strategies by further enhancing its financial strength.

The subscription to Class-G preferred shares of APLUS will have no material impact upon Shinsei Bank's financial results.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots(as of February 2008) in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.




1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

All Shinsei Bank ATMs Now Accept PLUS-, Cirrus-affiliated Cards Issued Overseas

Tokyo (Friday, March 28, 2008) – Shinsei Bank, Limited, today announced that its entire ATM network (380 ATMs as of March 28, 2008) now accepts PLUS- and Cirrus-affiliated bank ATM cards and credit cards issued overseas for cash withdrawals and balance inquiries.

Shinsei has been working to expand its network of ATMs accepting cards issued overseas, focusing on high-demand locations such as Roppongi Hills Financial Center, Haneda Airport, Tokyo Metro stations and hospitals. As of today (March 28, 2008), Shinsei's entire ATM network can accept PLUS- and Cirrus-affiliated cards issued overseas, providing added convenience for these cardholders at Shinsei ATMs.

Details of overseas-issued cards accepted at Shinsei Bank ATMs (as of March 28, 2008):

Cards: Bank ATM cards and credit cards affiliated with the PLUS or Cirrus networks.
Services: Yen cash withdrawals and balance inquiries
Hours available: 24 hours, 365 days/year
(Hours of operation may differ depending on the hours of operation of the facility where the ATM is located or the card being used.)
Fees: Fees and commissions vary depending on the issuing bank or credit card issuer.

Shinsei Bank's Retail Banking Group aims to enrich and "color" the lives of our customers by providing them with high value-added products and services.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots(as of February 2008) in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Launch World Equity Fund with Julius Baer

Second joint product with major Swiss private bank

Tokyo (Monday, March 31, 2008) – Shinsei Bank, Limited, today announced that it will begin offering the "Shinsei World Equity Fund" open-ended investment trust from Friday, April 11, 2008. The fund is to be launched by Shinsei Bank's wholly owned subsidiary Shinsei Investment Management Co., Ltd. The initial offering period will be from Friday, April 11, through Monday, April 28, 2008. The initial fund launch date is Wednesday, April 30, and Shinsei Bank will continue to offer the fund after that date.

Bank Julius Baer & Co., Ltd., the largest Swiss bank among those specialized in wealth management, will manage the funds. This is the second investment trust offered by Shinsei Bank to be managed by Bank Julius Baer, following the "Shinsei World Diversified Fund" launched in December 2007. Since its establishment in 1890, the Julius Baer Group has specialized in wealth management services around the world. The bank provides asset management and administration services on a global basis for institutional investors and high net-worth individuals.

The Shinsei World Equity Fund will aim for medium- to long-term returns through diversified equity investment in the world's major advanced economies, including Japan. Investors can choose from two types of dividend payment policies: the "Cumulative Growth Type," which emphasizes compound interest by settling accounts once a year and reducing dividend payouts at each account settlement as much as possible or the "Dividend Type," which pays out profits at each quarterly account settlement, taking into account the fund's unit price.

Shinsei Bank's Retail Banking Group aims to enrich and "color" the lives of our customers by providing them with high value-added products and services.

*Please refer to the attachment for further details.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots(as of February 2008) in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

【Attachment

Outline of "Shinsei World Equity Fund"

Fund name	Shinsei World Equity Fund (Cumulative Growth Type) Shinsei World Equity Fund (Dividend Type)
Asset management company	Shinsei Investment Management Co., Ltd.
Fund type	Open-ended equity investment trust / International equity-type (general) / Option of automatic dividend reinvestment
Characteristics	1. The fund aims to generate medium- and long-term returns through diverse investments in equities worldwide via a mother fund. 2. The authority to instruct investment for the mother fund will be delegated to Bank Julius Baer & Co., Ltd. ("Julius Baer Co."). 3. As a general rule, currency hedging will not apply.
Benchmark	The MSCI World Index *1 (on a yen-converted basis).
Initial offering period	From Friday, April 11, 2008, through Monday, April 28, 2008.
Fund inception date	Wednesday, April 30, 2008
Subsequent offering period	From Wednesday, April 30, 2008 through Thursday, March 19, 2009. ※Offering period may be extended upon submission of a security registration statement prior to the conclusion of the above subsequent offering period.
Trust period	Trust period shall, in principle, be perpetual from the fund inception date.
Account settlement date	(Cumulative Growth Type): Once a year on December 20 of every year (following business day when the account settlement date falls on a holiday). (Dividend Type): 4 times a year on the 20th of March, June, September and December of every year (following business day when the account settlement date falls on a holiday).
Distribution policy	(Cumulative Growth Type) The basic policy is to focus on the growth of the principal with minimal dividend payouts (Dividend Type) Dividends will be maximized while taking into account various factors including the level of fund unit price. ※ Dividends may fluctuate or may not be paid.
Subscription/ redemption application day	In principle, each business day. (Subscription/redemption orders will not be accepted on days that are bank holidays in Zurich, even if it is a business day for the fund distributor.)
Subscription price	The unit price as of the business day following the subscription application day (initial unit price will be one yen per unit).
Redemption price	Unit price as of the business day following the redemption application day after deducting the redemption fee (*shintaku-zaisan-ryuho-gaku*). The redemption payments will be made on the 4th business day following the redemption application day.
Shinsei Bank's sales channels	Branches (excludes Shinsei *BankSpot*), Internet Banking (Shinsei *PowerDirect*), Call Center (Shinsei *PowerCall*)
Shinsei Bank application unit	Minimum of 10,000 yen in increments of 1 yen

[Index]

*1. The "MSCI World Index" is a stock index developed by MSCI Inc., comprising stock indexes of major countries around the world based on their equity market capitalization. All rights including copyrights and intellectual property rights concerning the index belong to MSCI Inc. Furthermore, MSCI Inc. retains the right to revise the composition and to suspend the release of the index.

《Main risks》

The fund will invest in equities throughout the world, primarily via investment in a mother fund. The fund unit price will fluctuate in reflection of various factors including price changes in invested equities and foreign currency exchange rates. Therefore, **the fund unit price may fall below the original value.** Investment profit/loss is entirely that of the customer who purchased the investment trust. The main risks inherent in the fund are listed below. Please confirm detailed risk information by referring to the prospectus (including supplementary materials).

◎ Currency fluctuation risk ◎ Interest rate fluctuation risk ◎ Stock price fluctuation risk
◎ Credit risk ◎ Country risk ◎ Liquidity risk

《Expenses to be borne by the customer》

※ Please confirm the details of expenses with the prospectus (including supplementary materials).
※ The total amount of expenses to be borne by the customer varies depending on factors including the perioc for which the fund is held, and therefore cannot be shown.

Upon subscription:	
Subscription fee payable to Shinsei Bank (percentage of contract amount[1])	Amount obtained by multiplying the unit price on the business day following the subscription date (The price per unit during the initial offering period is one yen) by the following rates. Less than 100 million yen: 3.15% (3.0% plus tax) At least 100 million yen but less than 300 million yen: 1.05% (1.0% plus tax) 300 million yen or more: 0.525% (0.5% plus tax)
During the trust period:	
Management fee	1.848% p.a. (1.76% p.a. plus tax) on the total net assets
Other expenses	Brokerage fees for securities trading, custodian and other fees for foreign currency-denominated assets, interest on borrowings, interest on advances, audit fees etc. ※ The amount of fees varies depending on various factors including fund performance and therefore the applicable fee rates and maximum amounts cannot be indicated ir advance.
Upon redemption:	
Back-load fee	N/A
Redemption fee	0.2% of the unit price as of the business day immediately following the redemption application day.

1. The contract amount refers to the amount obtained by deducting the subscription fee and applicab consumption tax, etc. from the subscription amount.

[Investment trusts]

- An investment trust is not a bank deposit, and therefore its investment performance fluctuates depending upc various factors including the market environment. Accordingly, neither its principal nor yield are guaranteed, ar the unit price may fall below the original principal, depending on its performance.
- An investment trust is not a bank deposit, and is therefore not covered by deposit insurance. Furthermore, a investment trust purchased at a bank is not covered by the Investor Protection Fund.
- When redeeming an investment trust, the receipt of the redemption payment may require a considerable amou of time because some investment trusts have a closed period for redemption.
- At Shinsei Bank, the only accepted redemption method for investment trusts domiciled in Japan is a "redemptic request" (*kaiyaku-seikyu*). Therefore, a "repurchase request" (*kaitori-seikyu*) will not be accepted.
- When applying to purchase an investment trust, please make your own judgment by reviewing the prospectu (including supplementary documents) in advance or at the time of purchase and confirming its details. Th prospectus (including supplementary documents) is available at Shinsei Bank branches or via the Intern (Shinsei *PowerDirect*). We will also send it to you by mail on request. The prospectus (including supplementa documents) for investment trusts offered exclusively via the Internet can only be obtained via Shins *PowerDirect*.

Shinsei Bank Ltd. / No. 10 Registered financial institution of Kanto Local Finance Bureau
Member of Japan Securities Dealers Association / The Financial Futures Association of Japan

About Shinsei Investment Management Co., Ltd.

Shinsei Investment Management, a wholly owned subsidiary of Shinsei Bank, is approved by the FSA as an Investment Management and Discretionary Investment Advisory Company, and commenced operations on April 1, 2003. Shinsei Investment Management adopts a "managers' manager" business model. Under this model, Shinsei Investment Management selects capable investment managers for a range of investment options around the world in line with Japanese investors' needs, structures and packages the investment products in a way that best suits investors, and appropriately reallocates them as needed.
As of the end of January 2008, Shinsei Investment Management's assets under management in discretionary investment management accounts and in investment trusts were approximately 71.7 billion yen and 266.6 billion yen respectively.

About Julius Baer

Julius Baer is the leading dedicated wealth manager in Switzerland. The Group, which has roots dating to the nineteenth century, concentrates exclusively on asset management for discerning private and institutional clients as well as on the management and distribution of investment funds. The Private Banking business and the Investment Products unit comprise Bank Julius Baer, which has an Aa3 rating from Moody's. Other core companies of the Group are GAM, a global leader in active asset management, and the specialised fund and institutional asset management company Julius Baer Investment Management (USA).

Julius Baer Holding Ltd., whose shares are listed at the SWX Swiss Exchange, is the parent company of the Julius Baer Group. The Julius Baer Group's global presence comprises more than 30 locations in Europe, North America, Latin America and Asia, including Zurich (head office), Buenos Aires, Dubai, Frankfurt, Geneva, Hong Kong, London, Lugano, New York, Singapore and Tokyo. With more than 3,800 employees worldwide, the Group managed assets in excess of CHF 400 billion at the end of December 2007.

For more information: www.juliusbaer.com

<Reference> Ranking of Swiss private banking companies based on assets under management in Switzerland
1. UBS Wealth Management (191.1 trillion yen)
2. Credit Suisse Private Banking (76.4 trillion yen)
3. Julius Baer Group (35.2 trillion yen)
4. Pictet & Cie (22.7 trillion yen)
5. Lombard Odier Darier Hentsch & Cie (16.3 trillion yen)

Source: Compiled by Shinsei Investment Management based on data from Julius Baer Group (December 2006)

* Yen conversion using the customer TT mid-rate at the Bank of Tokyo-Mitsubishi UFJ as of the end of December 2006.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Introduce New Interest Rate for PowerSmart Home Mortgage

Offering a preferential interest rate upon payment of an upfront fee equivalent to 2% of principal borrowed

Shinsei Bank, Limited, announced that it will begin offering a new "Value" Type Interest Rate for "Initial Fixed Interest Rate Type" and "Long-Term Interest Rate Type" PowerSmart Home Mortgages from Tuesday, April 1, 2008. The new interest rate is lower than Shinsei's Base Rates and Standard Type Rates[1] for an initially determined borrowing period. In exchange, customers pay a "Value" Type Administration Fee[2] equivalent to 2% of the amount borrowed (inclusive of consumption tax) upon execution of the loan.[3]

The following is a comparison of "Value" Type Interest Rates and Standard Type Rates for Initial Fixed Interest Rate Type and Long-Term Interest Rate Type home mortgages.

Floating Interest Rates/Initial Fixed Interest Rates (10-year fixed interest rate, as of April 1, 2008)

	PowerSmart Home Mortgages with "Value" Type Initial Rate[3]	Standard Type		Home Mortgage Base Rate**
		Campaign Initial Rate*	Standard Initial Rate	
10-year fixed	1.793% p.a.	2.050% p.a.	2.600% p.a.	3.000% p.a.
Interest rate after initial rate has expired	Home Mortgage Base Rate [fixed] minus 0.4% p.a.	Home Mortgage Base Rate [fixed] minus 0.4% p.a.	Home Mortgage Base Rate [fixed] minus 0.7% p.a.	–

Long-Term Interest Rates (20-year fixed interest rate, as of April 1, 2008)

	"Value" Type Rate[3]	Base Rate
20-year fixed	2.363% p.a.	2.550% p.a.

(Note: Group life insurance premiums will be covered by the bank. Interest rates are reviewed regularly. Please refer to the attachment for details of other rates.)
* The Campaign Initial Rate will be applied only for the duration of the initial fixed term.
** The home mortgage base rate is the rate that will be used to determine the applicable rate for the next interest rate term when the initial fixed term ends (for Floating Interest Rate Type or Initial Fixed Interest Rate Type mortgages. When the Long Term Interest Rate Type is selected, the same interest rate will apply throughout the borrowing term of the loan).

In addition to these three types of interest rate structure, Shinsei offers a "Mix Loan Service" that allows customers to select and combine two different interest rate structures for PowerSmart home mortgages. The addition of the new "Value" Type Interest Rate structure is designed to give customers an even wider choice.

Shinsei Bank's home mortgages also offer enhanced convenience through PowerDirect Internet banking, which is available 24 hours, 365 days a year, for services such as making early repayments and changing th designated balance amount for SmartPay (an automatic early repayment option), free of charge.

Shinsei Bank's Retail Banking Group aims to enrich and "color" the lives of our customers by providin them with high value-added products and services.

1. Standard Type rates refer to the standard initial borrowing rate offered for Initial Fixed Interest Rate Type mortgages and t Campaign Initial Rates.
2. The "Value" Type Administration Fee will not, in principle, be refundable even in the event of early repayment. As a resu early repayment may result in an actual borrowing rate that is higher than the applied rate.
3 Mortgage terms for customers who select the "Value" Type Interest Rate are 3, 5, 7 and 10 years for Initial Fixed Interest Ra Type home mortgages and 20, 25, 30 and 35 years for Long-Term Interest Rate Type home mortgages.

*Please refer to the attachment for further details.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services both institutional and retail customers based on a three-pillar strategic business model comprising institutional bankin consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (of December 2007) and a network of 42 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and BankSpots (as of April 2008) in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth a increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Attachment: About PowerSmart Home Mortgages

- Loan amount: From JPY 5MM to 100MM (in units of ¥100,000)
- Loan term: From 5 to 35 years (in units of one year)
- Interest rate types: Floating Interest Rate (reviewed semiannually or 10-year Convertible Floating Rate (reviewed daily)), Initial Fixed Interest Rate (1, 3, 5, 7 or 10 years), Long-Term Interest Rate (20, 25, 30 or 35 years)
- The interest rate applied to a home mortgage will be the rate as of the contract date, not the rate at the time of application, and for 10-year Convertible Floating Rate (reviewed daily) mortgages, the interest rate on the date the loan is made will be applied. Therefore, interest rate movements may result in the application of an interest rate that differs from the rate at the time of application. When concluding a contract for a home mortgage, please be sure to confirm the specific rate that will be applied. The applicable rates as of today are available by telephone (Shinsei *PowerCall*: 0120-456-515).
- Collateral: A 1st lien with either standard collateral or revolving collateral will be registered against the property (land and structure) financed by the mortgage.
- Borrowers will be required to join a group life insurance policy designated by Shinsei Bank. Insurance premiums will be borne by Shinsei Bank.
- A handling fee of ¥50,000 will be charged (this includes an appraisal fee of ¥8,000–¥40,000, an individual credit inquiry fee of ¥500, and consumption taxes).
- Provisional calculations of the monthly repayment amount for specific mortgage amounts and terms are available by telephone (Shinsei *PowerCall*).
- Please request a product explanation for PowerSmart Home Mortgages by calling the telephone number shown above (Shinsei *PowerCall*).
- Prior to extending a loan, Shinsei Bank will carry out an examination to ensure that the borrower meets the conditions set by the Bank.
- For further details, please visit a Shinsei Bank branch, or enquire by telephone (Shinsei *PowerCall*) or via our Internet site.
- Applicants must meet certain conditions. Please call Shinsei *PowerCall* at the number listed above for more details.

Shinsei Bank Ltd. / No. 10 Registered financial institution of Kanto Local Finance Bureau
Member of Japan Securities Dealers Association / The Financial Futures Association of Japan

Power Smart Home Mortgage

10 Year Convertible Floating Rate

Interest Rate Type	Special contract period (10 year): Floating interest rate period (Before Powerfreeze Option)	Special contract period (10 year): Fixed interest rate period (After Powerfreeze Option)	After special contract period*	Floating (Daily) Type Home Mortgage Base Rate (as of Apr 1, 2008)
10-year convertible floating rate (daily)	Floating (Daily) Type Home Mortgage Base Rate -0.5%p.a. [As of Apr 1, 2008] 1.100% p.a.	Depending on the residual term of the special contract period Home Mortgage Base Rate [Fixed] -1.0%p.a.	Home Mortgage Base Rate [Fixed] -0.4%p.a.	1.600 %p.a.


Transition of Floating Interest Rate (Daily)
Floating interest rate period
Floating(Daily) Base Rate

Floating Interest Rate / Initial Fixed Interest Rate

As of April 1, 2008 (Following rates will be applied when contracted between April 1 thru April 30, 2008)

Interest Rate Type	"Value" Type Initial Rates(*)	Standard Type: Campaign Initial Rates	Standard Type: Standard Initial Rates	Home Mortgage Base Rates
6 month floating rate	-	-	1.900 %p.a.	1.900 %p.a.
1 year fixed	-	-	1.800 %p.a.	2.600 %p.a.
3 year fixed	1.163 %p.a.		1.850 %p.a.	2.650 %p.a.
5 year fixed	1.498 %p.a.	1.950 %p.a.	2.350 %p.a.	2.700 %p.a.
7 year fixed	1.798 %p.a.	2.100 %p.a.	2.400 %p.a.	2.800 %p.a.
10 year fixed	1.793 %p.a.	2.050 %p.a.	2.600 %p.a.	3.000 %p.a.
Interest rate after initial rate has expired *	Home Mortgage Base rate [Fixed] - 0.4%p.a.	Home Mortgage Base rate [Fixed] - 0.4%p.a.	Home Mortgage Base rate [Fixed] - 0.7%p.a.	-

(*When "Value" Type Initial Rate is selected, "Value" Type Administration Fee of 2% (including consumption tax) on the principal amount will be payable at loan execution.

Long-Term Interest Rate

As of April 1, 2008 (Following rates will be applied when contracted between April 1 thru April 30, 2008)

Term	"Value" Type Rates(*)	Base Rates
20 Years	2.363 % p.a.	2.550 % p.a.
Over 20 to 25 years and under (in one year increments)	2.503 % p.a.	2.650 % p.a.
Over 25 to 30 years and under (in one year increments)	2.628 % p.a.	2.750 % p.a.
Over 30 to 35 years and under (in one year increments)	2.698 % p.a.	2.800 % p.a.

(*When "Value" Type Rate is selected, "Value" Type Administration Fee of 2% (including consumption tax) on the principal amount will be payable at loan execution

Please refer to the following page for details on each interest rate types.



SHINSEI BANK

Power Smart Home Mortgage

10 Year Convertible Floating Rate

●This interest rate is for reference only. Interest rates are reviewed daily, based on the movement of "Floating (Daily) Type Home Mortgage Base Rate". Please note that the interest rate applicable at time of disbursement and not application date nor contract day.

●The floating rate will start on the disbursement date. The customer may choose to fix the rate with applicable fixed rate type depending on remaining years of the initial special contracted 10 years (may fix one time only)

●Applied interest rate (annual) for "Floating Rate Applied Tenor," Fixed Rate Applied Tenor " or "Tenor After the Special Contracted Term (10yrs)" will be the followi (1) through (3)

(1) Floating Rate Applied Tenor

"Floating (Daily) Type Home Mortgage Base Rate" minus 0.5% p.a. *Floating rate is subject to change on daily basis

(2) Fixed Rate Applied Tenor

1,3,5 7,&10 year fixed interest rate applied depending on the remaining tenor of special contracted term; Fixed Interest Rate "Home Mortgage Base Rate" minus 1.0% p.a.

(3)Tenor After the Special Contracted Term

Unless instructed by the customer "Floating Rate (reviewed semi-annually)" will be automatically applied. Customers may choose fixed interest rate type again.

<u>If customer selects the fixed interest rate type, Fixed Interest Rate "Home Mortgage Base Rate" will be applied.</u>

<u>In addition, if fixed interest rate type is selected and the outstanding balance is over 5MM, Initial Fixed Interest Rate "Home Mortgage Base Rate" minus 0.4% p.a. will be applied.</u> (For the Mix Loan Service each loan condition must be met in order to receive special discount rate.)

Floating Interest Rate / Initial Fixed Interest Rate

●When either "Floating Interest Rate (6 month)" or "Initial Fixed Interest Rate" is selected "Standard Initial Rate", "Campaign Initial Rate" or "'Value' Type Initial Rate" will be applied until the day prior to the first interest change date depending on the rate selected at the time of contract

●Unless otherwise instructed by the customer, at the end of the special contract or initial interest rate periods the 6 month floating interest rate will be automaticall applied. Customers may choose a fixed interest rate again. The "Home Mortgage Base Rate" will apply for those customers that have selected a fixed interest rate

<u>Further when the fixed interest rate is selected and the outstanding balance is 5 million yen or more the following interest rates will be applied.</u>

(1) Fixed interest rate "Home Mortgage Base Rate" minus 0.4% when "'Value' Type Initial Rate" and "Campaign Initial Rate" is initially selected

(2) Fixed interest rate "Home Mortgage Base Rate" minus 0.7% when "Standard Initial Rate" was initially selected

(For the Mix Loan Service each loan condition must be met in order to receive special discount rate.)

●The 6 month floating interest rate will be reviewed and be effective as of the 27th of the interest rate review month based on "Home Mortgage Base Rate", determ on May 1 and November 1 of each year.

●If a fixed interest rate is selected in the interest rate review month the applicable interest rate will be based on the "Home Mortgage Base Rate" of the same month taking effect from the 27th.

Note Service charge of 5,000 yen will incur when fixed interest rate is selected

●Home Mortgage Base Rate is the rate that will be used to determine the applicable rate for next interest rate term when the initial fixed term ends

●When "Value" Type Initial Rate is selected, "Value" Type Administration Fee of 2% (including consumption tax) on the principal amount will be payable at loan execution

Long-Term Interest Rate

●The interest rate will apply throughout the borrowing term of the loan (no interest rate changes will be allowed during the contract borrowing period).

●Either "Base rate" or "Value Type Interest Rate" will be selected for the terms of 20, 25, 30, or 35 years

●If "Long-Term Fixed Interest Rate" is selected, the applicable rate will be determined at the time of contract closing and not at the time of mortgage application. Please check the applicable interest rate upon contract closing

●Please note that once this home mortgage loan is contracted, terms and interest rates cannot be changed during the loan contract period.

●When "Value" Type Initial Rate is selected, "Value" Type Administration Fee of 2% (including consumption tax) on the principal amount will be payable at loan execution

[Note. "Value" Type Interest Rates]

●"Value" Type Administration Fee" will not be refundable though early financial settlement is made

●If early repayments are actively made, it is possible that the actual applied rate may appreciate more than the other offered interest rate types for the same term.

[Note All Interest Rate Types Common Points other than "Value Type Interest Rates]

●Product Description is available at our Shinsei Financial Centers and Home Mortgage Centers.

●"10-year Convertible Floating Rate" & "Long-Term Fixed Interest Rate Type" are campaign products. Depending on economic conditions, these campaign products may change

●As a general rule, the Bank reviews the initial interest rate every month, however, based on the interest rate movements, interest rates may be reviewed during the month. Please confirm the borrowing terms and applied interest rate at the time of contract

●Disbursement date of the loan may be decided by the customer. Please select the disbursement date from the period between the contract month until the last business day of the following month

●Existing Shinsei Bank Home Mortgage customers may not refinance their current home mortgage loans

●The loan purpose for this home mortgage is limited to finance existing housing loan (refinancing a loan from another financial institution.) purchase of new/second hand property (house・apartment), construction for a building on owned land (lump sum disbursement at time of completion only) and land only purchase (with plans to complete construction of residence within a year) are available. Please note that finance for construction in installed payments, remodeling or refinance with plans to remodel are not available

●Please note that monthly scheduled payment amount will be recalculated and is subject to change upon interest rate revisions or due to interest rate movements If the monthly repayment amount is reviewed, a new repayment schedule will be posted.





INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Announcement of Acquisition and Cancellation of Series 2 Class-A Preferred Shares and Change in Holdings of Shinsei Bank Shares by a Major Shareholder

Tokyo (Monday, March 31, 2008) — Shinsei Bank, Limited ("Shinsei Bank"), a leading Japanese financial institution, announced that it today acquired and cancelled all 74,528,000 Series 2 Class-A preferred shares and issued in exchange 269,128,888 of the Bank's common shares at an exchange price of 360 yen per share, pursuant to a request by the Deposit Insurance Corporation of Japan ("DIC").

As a result, the DIC and the Resolution and Collection Corporation ("RCC") together now hold 23.89% of the voting rights of Shinsei Bank, making them the second largest shareholder group after the group of investors including affiliates of J.C. Flowers & Co. LLC., which holds 32.62% of the voting rights. The DIC is a government entity which did not hold any of Shinsei Bank's common shares until today's conversion. RCC, a 100% subsidiary of the DIC, previously held 600,000,000 Shinsei Bank Series 3 Class-B preferred shares and converted half of their holding into 200,033,338 common shares on July 31, 2006 as per a request by Shinsei Bank, and later sold them in the market on August 17, 2006. The remaining 300,000,000 Series 3 Class-B preferred shares were converted into 200,000,000 common shares pursuant to the provisions of Shinsei Bank's Articles of Incorporation concerning the mandatory acquisition of Series 3 Class-B preferred shares on August 1, 2007, and the RCC continues to hold them.

1. Reason for the change in holdings of Shinsei Bank shares

Regarding the 74,528,000 Series 2 Class-A preferred shares for which a request for acquisition had been made by the DIC on March 31, 2008, Shinsei Bank acquired all of the said preferred shares. The Bank then issued 269,128,888 common shares* in exchange for the relevant preferred shares based on the current exchange price of 360 yen.

* 269,128,888 commons shares is calculated by multiplying 74,528,000 Series 2 Class-A preferred shares by the subscription price per preferred share of 1,300 yen divided by the current exchange price of 360 yen per preferred share (269,128,888 = 74,528,000 X (1,300/360)).

2. Details of the change

(1) Name of the shareholder affected by the change

(i) Name	Deposit Insurance Corporation of Japan
(ii) Address	Shin-Yurakucho Bldg., Yurakucho 1-12-1, Chiyoda-ku, Tokyo
(iii) Governor	Shunichi Nagata
(iv) Major business	Operating Japan's deposit insurance system

(2) Number of common shares and voting rights and ratios to total common shares and voting rights, before and after the change

Name of the shareholder: Deposit Insurance Corporation of Japan

	Number of voting rights (Number of common shares)	Ratio of the voting rights to total voting rights[a,b,c]
Before the change	-	-
After the change	269,128 (269,128,888 shares)	13.70%

(a) Number of total outstanding common shares as of March 31, 2008: 2,060,346,891 shares
(b) Number of non-voting shares to be deducted from total outstanding common shares for calculating ratio of the voting rights to total voting rights: 96,582,891 shares
(c) 269,128 / (2,060,346 - 96,582) = 13.70%

(3) Date of change
March 31, 2008

3. Reference information: Number of common shares held by the Resolution and Collection Corporation ("RCC") and Deposit Insurance Corporation of Japan ("DIC")

	Number of voting rights (Number of common shares)	Ratio of the voting rights to total voting rights[a,b,c]
RCC	200,000 (200,000,000 shares)	10.18%
DIC	269,128 (269,128,888 shares)	13.70%
RCC and DIC	469,128 (469,128,888 shares)	23.89%

(a) Number of total outstanding common shares as of March 31, 2008: 2,060,346,891 shares
(b) Number of non-voting shares to be deducted from total outstanding common shares for calculating ratio of the voting rights to total voting rights: 96,582,891 shares
(c) 469,128 / (2,060,346 - 96,582) = 23.89%

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 36 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots (as of February 2008) in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



SHINSEI BANK

Interim Report 2007

Six Months Ended September 30, 2007

Better Together



Given the challenges that we faced in fiscal year 2006, it was imperative that we draw upon our collective strengths in fiscal year 2007. We have many–our proud heritage, our talented people, our specialized skills, our unwavering determination. We are pulling together in new ways with a shared goal of serving the needs of all our stakeholders. We have been confronted with a challenging market environment and have had to make difficult decisions to position ourselves for long-term growth. We continue to develop and deliver innovative products, services and solutions by focusing on our customers, working across our businesses and collaborating with our partners. The events and activities highlighted in this report exemplify Shinsei Bank's potential when we work together. They show how we can be "Better Together."



We serve a broad range of customers through our three strategic business pillars: Institutional Banking, Consumer and Commercial Finance and Retail Banking. Though each business pillar retains specialist expertise tailored to specific customer and market segments, there is enormous added value to be gained by combining these areas of expertise to capitalize on new business opportunities that transcend a single market or to take advantage of first sales (cross-selling) opportunities among businesses. As a result, we are actively engaged in identifying such opportunities and generating new sources of revenue.



At Shinsei the customer experience is of paramount importance. Our value proposition is to understand our customers' needs so that we can provide them with the most appropriate solutions. In Institutional Banking this means that our relationship managers and product specialists must work together to obtain in-depth knowledge of our customers' business and market environment. In Consumer and Commercial Finance, we work closely with our merchant network to satisfy not only their own business needs but also the needs of their individual customers. Our Retail Banking business continues to lead the way with innovative products and services delivered through convenient channels to empower customers to choose how they want to do business with us.



We are a different kind of bank which primarily focuses on profitable and sustainable growth rather than size or market share. For this reason, partnerships play a fundamental role in the development of our business and are a key contributor to our success. We partner with regional banks and local financial institutions to expand our reach and deliver better products and services to customers. We actively partner with value-adding institutions that enable us to expand our business both in Japan and overseas. Of utmost importance, we partner with organizations which allow us to contribute to the communities in which we operate to promote a sustainable environment for all our stakeholders.

Profile (Consolidated)

(As of September 30, 2007)

Establishment	December 1952
Total Assets	¥12,423.4 billion
Loans and Bills Discounted	¥5,456.5 billion
Securities	¥2,368.5 billion
Deposits and Negotiable Certificates of Deposit	¥5,870.6 billion
Debentures	¥686.5 billion
Total Equity	¥934.6 billion
Total Capital Adequacy Ratio	12.4%
Tier I Capital Ratio	7.6%
Number of Employees:	
Shinsei Bank	2,358
Shinsei Bank and Consolidated Subsidiaries	4,750
Outlets and Branches:	
Domestic	43 outlets, including 36 Shinsei Financial Centers (30 Branches and 6 Annexes), 2 Platinum Centers (with Annexes) and 5 BankSpots (3 Annexes and 2 with other Annexes)
Overseas	1 Branch

Financial Highlights

Shinsei Bank, Limited, and Consolidated Subsidiaries
As of or for the six months ended September 30, 2007 and 2006

	Billions of yen		Millions of U.S. dollars(2)
	Sept. 30, 2006 (6 months)	Sept. 30, 2007 (6 months)	Sept. 30, 2007 (6 months)
For the period:			
Net interest income	¥ 51.7	¥ 56.5	$ 490.2
Net fees and commissions	22.2	23.1	201.1
Net trading income	11.2	7.2	62.7
Net other business income	53.1	51.6	448.2
Total revenue	138.3	138.6	1,202.2
Net income	38.8	23.1	201.1
Cash basis net income (3)	47.6	28.7	249.3
Balances at end of period:			
Loans and bills discounted	¥ 4,781.4	¥ 5,456.5	$ 47,329.2
Total assets	10,433.6	12,423.4	107,758.2
Deposits and negotiable certificates of deposit	4,945.7	5,870.6	50,920.6
Debentures	758.8	686.5	5,955.3
Total liabilities	9,422.9	11,488.7	99,651.3
Total equity (4)	1,010.7	934.6	8,107.0
Total liabilities and equity	¥10,433.6	¥12,423.4	107,758.2
Per share data:	Yen		U.S. dollars
Common equity (4)	¥ 383.20	¥ 352.71	$ 3.06
Fully diluted equity (4)(5)	411.58	354.04	3.07
Basic net income	27.19	15.72	0.14
Diluted net income	19.54	12.72	0.11
Dividends paid per common share	1.66	—	—
Cash basis per share data:	Yen		U.S. dollars
Basic net income	¥ 33.55	¥ 19.57	$ 0.16
Diluted net income	23.96	15.77	0.13

Ratios:	%	%
Return on assets (6)	0.8	0.4
Return on equity (fully diluted) (4)(7)	9.7	7.2
Total capital adequacy ratio	13.5	12.4
Tier I capital ratio	8.3	7.6

Notes
(1) Since all yen figures have been truncated rather than rounded, the totals do not necessarily equal the sum of the individual amounts. U.S. dollar figures and ratios have been rounded.
(2) Unless otherwise specified, dollar figures in this annual report refer to U.S. currency and are presented solely for the readers' convenience. U.S. dollar figures are translated at ¥115.29=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on September 30, 2007.
(3) Cash basis net income is calculated by excluding impairment and amortization of goodwill and intangible assets, net of tax benefit, from net income (loss) under Japanese Generally Accepted Accounting Principles.
(4) In December 2006, the Accounting Standards Board of Japan published a new accounting standard for the presentation of shareholders' equity which is effective for fiscal years ended on or after May 1, 2006. Under this accounting standard, certain items which were previously presented outside of shareholders' equity are now presented as components of equity.
(5) Fully diluted equity per share is calculated by dividing equity at the end of the periods presented by the number of common shares that would have been outstanding had all securities convertible into or exercisable for common shares been converted or exercised with an applicable conversion or exercise price within the predetermined range at the end of the period.
(6) Return on assets is calculated by dividing net income by the average of total assets at the beginning and end of the period presented.
(7) Return on equity (fully diluted) is calculated by dividing net income by the average of fully diluted equity at the beginning and end of the period presented.

Contents



Summary of Events

2007	April	Shinsei Servicing Company (Shinsei Servicer) received "Above Average" CMBS Servicer Ranking from S&P
		Achieved two million retail accounts
		Assigned business from UNICO Corporation (through Showa Leasing Co., Ltd.)
	May	Completed sales of all shares of Life Housing Loan Co., Ltd. to Sumitomo Trust & Banking Co., Ltd.
	July	Launched new "Shinsei Platinum Services"
		Determined the exchange price for the mandatory acquisition of Series 3 Class-B preferred shares
		Reached an agreement with Japan Asia Investment Co., Ltd. ("JAIC") to form a business partnership and subscribed to its private placement of new shares
	August	Acquired and canceled Series 3 Class-B preferred shares
		Established a joint venture engaged in investment management with UTI International Ltd.
	September	Launched securities brokerage services in partnership with Shinsei Securities Co., Ltd.
	October	Made strategic investment in Duff & Phelps Corporation and signed Referral Agreement
	November	Subscription to SHINKI Co., Ltd. ("Shinki") rights offering of new shares

Forward-Looking Statements
This interim report contains statements that constitute forward-looking statements. These statements appear in a number of places in this interim report and include statements regarding our intent, belief or current expectations, and/or the current belief or current expectations of our officers with respect to the results of our operations and the financial condition of the Bank and its subsidiaries. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Our forward-looking statements are not a guarantee of future performance and involve risks and uncertainties. Actual results may differ from those in such forward-looking statements as a result of various factors.



Turning Challenges Into Opportunities

Over the last couple of months we have experienced turbulent times in the banking industry, not just in Japan, but around the world. Shinsei Bank too faced its share of challenges in the first half of fiscal year 2007. Nonetheless, we have returned to profitability and the outlook for our core businesses remains positive. Our balance sheet and capital ratios reflect our continued financial strength. By quickly and decisively addressing the issues in the consumer finance industry, we are focusing on turning challenges into opportunities and have positioned the Bank to return to profitability for the full fiscal year 2007. We remain committed to growth going forward based on our three-pillar business strategy.

Fiscal Year 2007 Interim Results

Shinsei Bank reported consolidated net income of ¥23.1 billion in the first half period ended September 30, 2007, compared to ¥38.8 billion in the same period of the previous fiscal year. Total revenues were flat year on year as the steady performance of Institutional Banking balanced the lower revenues in the Consumer and

Commercial Finance and Retail Banking business lines. Higher net credit costs due mainly to higher credit provisions in Institutional Banking related to our exposure to the U.S. residential mortgage market and to a lesser extent due to higher credit costs in Consumer and Commercial Finance were partly offset by gains from the sale of Life Housing Loan Co., Ltd.

Three-Pillar Strategy Driving Diversified Growth

Shinsei Bank's business strategy is based on a three-pillar model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. These pillars are supported by a strong risk-management capability, an advanced technological platform and world-class corporate governance and compliance practices. Each pillar is in a different growth phase and confronts contrasting challenges and opportunities. In Institutional Banking, currently the largest contributor to earnings, we are focusing on profitability by building a sustainable customer-driven earnings base. In Consumer and Commercial Finance, we are laying the groundwork for the emergence of a next-generation model for this industry in Japan. Still in the early stages of its life cycle, Retail Banking's contribution remains small. But we are now putting more resources into consultation services and working to increase product penetration and customer profitability.

Institutional Banking Business: Better Together

At Shinsei Bank, Institutional Banking has developed into a successful hybrid model that combines the functionality and broad customer network of a commercial bank with the innovation and agility typical of an investment bank. We are focusing on being "better together" as we build on the success we have achieved so far.

We are "better together" as we work with domestic and global customers to build loyalty and improve the quality and long-term reliability of earnings in this business. This makes us a partner when our customers craft their financial strategies, giving us a clear advantage over the competition. That in turn leads to increased product penetration and profitability.

We are differentiating ourselves from domestic competitors by working "better together" with partners in Japan, Europe, Southeast Asia and North America to provide superior products and services to our Japanese customers. This is one way we build our "value proposition."

Finally, our relationship managers are working "better together" with our customers, including corporations, financial institutions and the public sector, to more clearly understand their increasingly sophisticated needs. Shinsei Bank's product specialists are also collaborating closely with customers to provide them with the best possible solutions. This integrated approach is producing impressive results products such as non-recourse lending, credit trading, securitization and asset management show strong potential for earnings growth.

Challenging Times in Consumer and Commercial Finance Business

Our Consumer and Commercial Finance business complements the Institutional Banking and Retail Banking strategic pillars by expanding our customer base and providing new outlets for our innovative products and services.

This business focuses on both individuals and companies in the consumer finance, commercial finance and specialty property finance markets. The Shinsei Bank Group includes APLUS, an installment sales credit company; Shinki, a consumer lender; Showa Leasing, a general and automobile leasing company, and Shinsei Property Finance, a real estate lender.

Certainly, these are difficult times for the consumer finance industry. But we believe we can turn these challenges into opportunities going forward as the industry rationalizes. Shinsei Bank's consumer finance strategy remains firmly focused on providing cutting-edge financial solutions for merchant partners through APLUS, using this platform to expand the consumer credit offerings of Shinsei Bank and other partner banks. Furthermore, efforts at APLUS to reduce expenses through such means as a voluntary retirement program initiated in fiscal 2006 have also started to bear fruit.

We believe this kind of partnership will be a winning combination. By working closely with our subsidiaries in Consumer and Commercial Finance, we intend to be the game changers in this industry.

Exceeding Expectations in Our Retail Banking Business

Our Retail Banking business faces increasing competition from traditional domestic players and new entrants from overseas. But we are well positioned to exploit the opportunities in this business going forward. The Shinsei brand is strong in retail—we are still ahead of the competition on the Internet, where the ease and innovativeness of our online banking services set the standard. We also benefit from important synergies with our consumer finance business. By leveraging our customer-friendly - and increasingly profitable - products and services, Shinsei Bank is turning retail into an important driver for future growth.

Shinsei Bank's Retail Banking franchise continues to attract new customers at an impressive rate and assets under management and housing loans have posted significant growth. As of September 30, 2007, we have more than two million accounts and we are adding more every day. The reason, we believe, is our intense focus on exceeding our customer's expectations over and over again. We've been No. 1 in customer satisfaction for three years in a row in a survey by the *Nihon Keizai Shimbun*, Japan's most read business daily. This July, we were ranked second, up from twentieth place last year, in a survey of "Retail Strength in Banking" in another widely watched survey by the same newspaper.

Of course, we continue to improve our retail banking operations. We are reducing our dependency on structured deposits by focusing on other segments of our product line-up, including housing loans, foreign mutual funds and insurance products to meet the increasingly sophisticated needs of our customers.

More recently, in October 2007, we launched an advertising campaign aimed at helping customers manage their money more effectively. The goal is to raise Shinsei Bank's profile as Japan's "best financial advisor." By focusing on our customers, we plan to continue to exceed their expectations.

Building a Great Brand

Over the past seven years, we have established Shinsei Bank as a very different kind of bank in Japan by creating a new "brand." The Shinsei "brand" is an icon for customers looking for a financial services partner, not just another bank. The Shinsei brand embodies the promise that we make to our customers: the promise of ease and convenience, the promise of innovative products and services, the promise of trust and integrity and the promise of partnership. This is what makes us unique amongst our competitors. It is why more and more customers choose us and it is why we consistently win awards for customer satisfaction. Customers recognize that we have "changed the game" in Japan's financial services industry.

In June 2006, the senior management team decided that we needed to do even more to strengthen the Shinsei brand and to apply the brand principles that have been so successful in the past to all member companies in the Shinsei Group, including APLUS and Showa Leasing. This decision led to the formation of a group-wide project team which was given a mandate to create a single "Brand Idea" that could be applied across the group and that would provide a common statement of purpose to all employees, no matter which part of the organization they work in. With all employees rallied behind this single Brand Idea, a single set of promises, our belief then and now is that Shinsei Bank can further differentiate itself and occupy a unique position on the competitive landscape.

To Our Shareholders, Customers and Employees

A Different Kind of Bank Offering a Unique Value Proposition to Customers

The current turmoil in the banking industry may take some time to settle A sound business model and a steady hand are critical in times like these. That's why Shinsei Bank's experienced management team, its best-in-class corporate governance and compliance standards and its clear three-pillar business strategy are important assets as we work through this period. So is our solid balance sheet and our unique combination of expertise and innovative products and services We are well positioned to look for ways to turn the current challenges into opportunities and that's exactly what we are doing Of course, our commitment to our customers will remain the foundation of our business. So will our commitment to changing the game in Japanese banking, in every one of our businesses. We would like to sincerely thank our customers for their continued business, our shareholders for their generous support and guidance and our employees for their important commitment.

December 12, 2007





Thierry Porté
President and CEO

Junji Sugiyama
Chairman

Shinsei Vision and Values
Strengthening Corporate Culture



We are Japan's preeminent financial services firm, delivering trusted solutions to grow sustainable value with our customers, our employees and our shareholders



Customer Focus

We provide unparalleled solutions with speed and agility based on our customers' evolving needs

Integrity

We demand uncompromising levels of integrity and transparency in all of our activities

Accountability

We are accountable for results, including the sound application of risk management, compliance, control and customer protection

Teamwork

We connect people and resources to provide exceptional customer solutions and sustain a culture where employee ideas are respected and valued

Community

We are committed to the development of our employees, our customers, and our shareholders, and will serve the communities in which they live

Every action at Shinsei Bank is focused on strengthening a corporate culture that values and respects individual efforts and ideas, and connects people and resources to provide exceptional solutions to our customers Speed and agility in execution are keys to our success and must be matched by uncompromising integrity in everything we do. We continue to work to ensure that each employee understands Shinsei's Vision and Values – and is rewarded for actions that advance our efforts to better serve our customers. As our Vision and Values increasingly align with employee actions, we see employees reaching beyond narrower career concerns to embrace broader Bank and customer interests

Shinsei Bank's Three-Pillar Business Strategy


Institutional Banking
Retail Banking
Risk Management
Compliance
Corporate Governance
Technology

A Business Model Organized Around the Customer

Our business model is strategically organized around three pillars: Institutional Banking, Consumer and Commercial Finance and Retail Banking. These three business pillars cover a broad range of product and customer segments which provide the Bank with a diversified source of revenue streams. An advanced technological infrastructure, best in class corporate governance, compliance and risk management capabilities provide flexibility, scalability and speed to market, while close interaction across the different businesses generates both revenue-earning and cost-reducing synergies through referrals, joint customer solutions and resource sharing.

Institutional Banking

- Unique hybrid commercial and investment banking model
- Value-added products and services
- Integrated product specialist and relationship manager teams providing innovative solutions

Consumer and Commercial Finance

- Implementation of Shinsei's expertise
- Synergies with Institutional Banking and Retail Banking businesses
- Organic growth and opportunistic strategic acquisitions

Retail Banking

- Customer-friendly products and services
- Strong brand recognition
- Customer focused "bricks-and-clicks" distribution model

Institutional Banking
Better Together to Leverage Partnerships



Our Institutional Banking operations face a highly competitive business environment. To best compete, we strategically organize our business around the customer to promote loyalty and profitability. Our unique hybrid commercial and investment banking model brings together product specialists with global experience and customer relationship managers with strong, long-standing relationships. We are better together by working with key customers as long-term partners provides us the best way to improve the quality and recurrence of earnings in this business.

In the first half of fiscal year 2007, the Institutional Banking business earned revenue of ¥58.7 billion, which is a 6% growth or ¥3.4 billion higher than the same period a year ago. We continue to pursue profitable opportunities and working together within the Shinsei Bank Group and with our international partners, we are better together as one team to provide the best solutions for our customers.

Better Together with our Customers

Corporations
In addition to more traditional banking products and services, our corporate relationship management teams have been offering an increasingly diverse range of innovative and value-added financial solutions. Our focus on working closely with key customers enables us to understand their needs more comprehensively and positions us to offer the most appropriate solutions to meet their needs. Through everyday business activities, our relationship managers determine the various needs of customers and work across our various product groups to find the best solutions.

Financial Institutions
We successfully leverage our strong and long-standing relationships with regional banks and local financial institutions which have been cultivated since the days of The Long-Term Credit Bank of Japan by performing various businesses such as providing a wide range of financial and investment products and solutions for balance sheet restructuring. We collaborate with our partners on projects to provide financial products for retail business and corporate revitalization. These partnerships are a fairly unique approach in the Japanese market. Our partners provide us with an important channel to expand our distribution capability and customer relationships, enabling us to offer our products to a broader customer base.

Public Sector
With the on-going financial reforms taking place in the Japanese government, the public sector is diversifying its capital procurement methods. We have placed increasing importance on addressing the needs of our long-standing customers in the public sector, who require alternative sources of funding and new financing solutions. Our Public Sector Finance Sub-Group provides a wide range of solutions to nation-wide customers such as governmental agencies, municipalities and affiliated associations.

Better Together to Provide Innovative Solutions

To enhance customer loyalty, which leads to increased product penetration and profitability, we focus on leveraging our expertise to provide value-added solutions. Our various product specialists work closely together with relationship managers and Shinsei Bank Group partners, both domestic and overseas, to provide products and services such as non-recourse lending, credit trading, securitization, and asset management that offer strong earnings growth potential.

Loan Business
Loan demand from both new and existing corporate customers led to asset growth in Institutional Banking without compromising asset quality. Though there is market compression of lending margins, we continue to price loans based on adequate risk return hurdle rates. We also are a leader in non-recourse lending including a full scale entry into the healthcare industry and we are active in syndicated lending, project finance and leveraged lending.

Securitization and Credit Trading
The quality and innovation of our securitization and credit trading operations have established the

Shinsei Bank Group as a leader in what have now become core businesses. As the securitization market has evolved in Japan and competition has intensified, we have increasingly focused on developing new asset classes to diversify revenue streams. We continue to provide premium service in a broad array of areas, ranging from servicing of non-performing loans (NPLs) to primary, back-up and special servicing for securitization schemes. Though this business continues to perform strongly during fiscal year 2007, growth prospects may be impacted as the Japanese economy recovers. The expansion of our NPL workout and credit trading business in markets outside Japan should more than compensate for this impact.

Capital Markets Distribution
To offer our customers a broader range of innovative solutions, we have been boosting our capital markets capability both at the Bank and at our subsidiary, Shinsei Securities Co., Ltd. Our capital markets activity, including foreign exchange, interest-rate and credit derivatives, equities and equity derivatives, continues to be largely customer driven. We are actively marketing to a wide variety of financial institutions, corporate, public sector and wealth management customers. Given the breadth of our customer relationships, we are very optimistic about the future potential of these markets businesses.

Corporate Advisory and Revitalization Business
As we seek to deepen our relationships with key customers, we are building our advisory service capability and gaining traction in the sector. By leveraging our hands-on experience and know-how, we help customers strengthen their financial fundamentals and improve asset efficiency by restructuring their businesses through such measures as divestitures and acquisitions.

Wealth Management
Our Wealth Management Division, a joint venture *with Retail Banking, is focused on high net worth* individuals and owners of small and medium-sized companies to provide innovative solutions for both their personal and business needs.

Asset Management
We believe that we can best serve the asset management needs of our customers by offering "best in class" asset management solutions. We leverage our global relationships with leading Asian, European and U.S asset management companies to deliver advanced, unique investment products to both institutional and retail customers through the Bank's own distribution channels and local partners such as regional banks.

Our investment trust and investment advisory subsidiary, Shinsei Investment Management Co., Ltd., carefully selects investment products through a rigorous process of identification, analysis and evaluation, from a wide range of global and domestic products based on customer demand. We also have a strategic partnership with India-based UTI Asset Management Company Pvt., Ltd. to distribute India-specific investment products to investors in Japan.

We expect to generate synergy between Shinsei Bank and Shinsei Securities by transferring the sales channel for corporate customers to Shinsei Securities and cooperating in its various product line-ups.

Better Together with International Partners

We set ourselves apart from the local competition by leveraging our global capabilities and forming alliances and partnerships with a number of distinguished regional and global financial institutions.

Shinsei International Limited, based in London, is geared primarily to the needs of Japanese customers. Leveraging the Euromarket, Shinsei International structures and arranges securitization and structured financial products, which are distributed through Shinsei Securities.

In August 2007, we joined hands with UTI International Ltd., this time to form a joint venture, UTI International (Singapore) Pte. Ltd., for the purpose of engaging in investment management distribution of financial products in the Southeast Asian region.

In September 2007, the Bank made a strategic investment in Duff & Phelps Corporation, a leading U.S. provider of independent financial advisory and investment banking services. We also entered into a referral agreement with Duff & Phelps to introduce their unique portfolio of products and services to our customers in Japan and overseas.



Consumer and Commercial Finance (CCF) serves three markets: consumer finance, commercial finance and specialty property finance and caters to the needs of both consumers and businesses. This business complements our other two business pillars by expanding our range of products and services and broadening our customer base while providing opportunities for leveraging revenue and cost synergies within the Bank. We have developed this business by acquiring and incorporating a number of "non-bank" subsidiaries or affiliates which, as key partners, have become an integral part of the Shinsei Bank Group, rather than just a collection of associated companies. By working closely together with these subsidiaries, we are leveraging the same core competencies already proven effective in our Institutional Banking and Retail Banking businesses.

The business performance for the first half of fiscal year 2007 was largely in line with expectations. The "business as usual" results were on or ahead of budget for all CCF consolidated business units and the material one-time events were offsetting in nature—namely the gain on the sale from the disposition of Life Housing Loan Co., Ltd. (Life Housing Loan), in May 2007 and the additional provisioning recorded at SHINKI Co., Ltd. (Shinki), an equity-method affiliate, for the period ended September 2007.

The business environment for consumer lending remains uncertain as industry participants carefully monitor the trend of excess interest claims and await further regulatory clarity regarding the specific implementation of the recently approved legislation. Shinsei's consumer finance strategy remains focused on delivering leading sales finance solutions for merchant partners through our subsidiary APLUS Co., Ltd. (APLUS) as well as leveraging the same APLUS platform to expand both Shinsei Retail Bank's and other partner banks' consumer credit offerings. Any other Shinsei activity in this market will be in support of this approach.

APLUS
APLUS provides installment sales credit, credit cards, consumer loans and guarantee/collection services to individuals either through merchant partners or directly. APLUS has established deep and long-standing relationships with many merchant partners and strives to work closely *with them to grow the business together.*

In response to the changes facing the consumer finance industry, APLUS accelerated its efforts to execute a fundamental business transformation and has successfully undertaken significant cost reduction measures in fiscal year 2006. APLUS is focused on a new, sustainable business model and the transformation of its earnings structure which is already in evidence during fiscal year 2007. The company is showing clear signs of a recovery in what continues to be a very difficult operating environment for consumer finance and shinpan companies. Key observations regarding the APLUS first half performance include:

- Revenues were in line with expectations, down 3% versus the first half of fiscal year 2006 due primarily to the accommodation with the Interest Limitation Law and the proactive reduction of business with the door-to-door sales merchant base (so called Tokushoho merchants).
- Expenses were down over 17% during the same period due to the business restructuring undertaken late in fiscal year 2006. This increased efficiency more than offset the lower revenues and produced ordinary business profit growth of over 17%.
- Credit costs were up in the first half period largely due to the lower level of collections in late fiscal year 2006 (connected in part with the restructuring program) which produced delinquent accounts that migrated to losses during the first half of this year. However the asset quality is improving and this is anticipated to produce a positive trend in credit costs for the balance of this fiscal year.
- Costs from excess interest or grey zone losses were up sharply early in the period, but have seen a flattening trend from the summer months *through September end. Given this trend, the* associated reserves for the first half roughly equal the amount of losses incurred during the period.
- Lastly, APLUS enjoyed a one-time gain on the sale of shares held in an affiliated company which helped to offset the higher credit costs.

Shinki
Shinki, a 36.4% owned equity-method affiliate, currently offers white zone consumer loans to individuals and small- and medium-sized enterprise owners. Like APLUS, Shinki has responded to the challenges facing the consumer finance industry by making significant provisions, enhancing efficiency and accelerating the transformation of its business model. Shinki's operating expenses were down over 30% versus the same period of the prior fiscal year. And despite the flattening trend for excess interest claims during the second quarter, Shinki has taken significant additional provisioning in the first half of this fiscal year in support of management's forecast that any impact of a consumer credit squeeze and all anticipated future grey zone claims are fully provisioned ensuring positive business profitability going forward.

In September 2007, Shinki announced that it was intending to raise additional capital through a rights offering to all shareholders. On November 27, Shinsei announced its application to subscribe to the rights offering to support Shinki's business through the raising of capital that is scheduled to be completed in December.

Showa Leasing
Showa Leasing Co., Ltd. (Showa Leasing), is a leading general and automobile leasing company with a strong heritage and significant customer base across Japan. Showa Leasing operates from an attractive small and medium-sized business platform delivering a growing number of financial products and services. Over 350 sales representatives provide leasing and installment sales to approximately 45,000 business customers and over 820 dealer partners.

Showa Leasing is focused on expanding its position in the domestic leasing market through its strong relationship with the Resona Group as well as expanding its relationships with other business origination partners including Shinsei Bank.

Working together, Shinsei Bank and Showa Leasing concluded a sponsorship agreement with UNICO Corporation (UNICO) to revitalize their business in February 2007. The business now operates as SS Solutions and has already been contributing to Showa Leasing and Shinsei during its initial five months. In July 2007, Showa Leasing acquired the remaining non-Shinsei shares of Shinsei Business Finance from the NIS Group Co., Ltd., and will look to realize both revenue and expense synergies through further integration of that business operation.

Specialty Property Finance
Until May 2007, Shinsei Bank was active in specialty property finance through two group companies, Shinsei Property Finance Co., Ltd., and Life Housing Loan. Shinsei Property Finance provides real estate secured loans for individuals and small property development loans to the micro-business market.

As there were few additional synergies that could be generated between Life Housing Loan and other areas of the Shinsei Bank Group going forward, we divested this subsidiary in May 2007.

Exclusive of the sizeable gain on the sale of Life Housing Loan, Shinsei Property Finance had a solid performance during the first half of the fiscal year 2007 with record revenues, operating business profit and net income.



Shinsei Bank's Retail Banking business is recognized as a source of financial services that are one step ahead of everyone else. We have recently taken more actions that further enhance convenience for customers. We expanded the *Shinsei Platinum Services*, opened more offices and a new call center, enlarged the ATM network and made many other improvements. In addition, we are constantly upgrading our product lineup and consulting capabilities. Due to these initiatives, Shinsei Bank was ranked second overall in the *Nihon Keizai Shimbun*'s third survey of "Retail Strengths in Banking," up from twentieth place last year. Moreover, we were first overall in the Kansai region based on questionnaires returned by financial institution users in the region. In September 2007, we started a financial product through an alliance with Shinsei Securities. Through collaboration with Shinsei Bank Group companies in other fields, we are determined to become Japan's leading retail bank from the standpoint of customers.

In the first half of fiscal year 2007, sales of investment trusts and insurance policies were much higher compared to the same period of the previous fiscal year. In addition, we expanded our product selection. However, this growth was not enough to offset the impact on earnings from the drop in structured deposits. From a long-term perspective, we took actions aimed at becoming the "best financial advisor" for our customers. Most significantly, we expanded the lineup of *Shinsei Platinum Services* and forged an alliance with Shinsei Securities that allowed us to start selling structured bonds at our branches as an intermediary. Through these measures, we continued to strengthen our selection of exclusive asset management services. We remain committed to diversifying and reinforcing our profit structure while achieving even greater customer satisfaction.

Becoming the Best Bank for Asset Management Services

Five-Minute Asset Management Manual
We started an advertising campaign in October 2007 that targets the demand for asset management services among retirees who are making plans for their retirement years. "Please give Shinsei Bank five minutes" is the main message. This campaign stresses the need for wise asset management in order to lead a fulfilling life after retirement. The message encourages individuals to read a Shinsei Bank publication called *"Managing Your Own Money: A Five-Minute Reader"* that explains the need to manage assets wisely. Included are ideas for techniques to seek asset growth while limiting risk. Our objective was to create a manual that will make people start thinking about the importance of asset management


5
"Managing Your Own Money: A Five-Minute Reader"

Shinsei Platinum Services
We started offering a new *Shinsei Platinum Services* in July 2007 to customers who meet certain requirements. Eligible customers receive a Shinsei Platinum Card, higher interest rates on six-month and one-year yen time deposits and many other benefits. For example, customers can make an overseas remittance once a month at no charge and pay nothing for the first visit to a financial planner.

Financial Product Brokerage Service through Shinsei Securities Alliance
Through an alliance with our wholly owned subsidiary Shinsei Securities, we started offering customers brokerage service in September 2007. At most Shinsei Bank branches, customers can use this service to purchase structured bonds and foreign bonds. We plan to enlarge the lineup of products to target an even broader spectrum of asset management requirements.

Furthermore, we will use this alliance to capture synergies with other members of the Shinsei Bank Group. The objective is to use all Group resources to add even more value to our products and services.

The Shinsei Fullerton VPIC Fund
Shinsei Bank began accepting investments in September 2007 in the newly established Shinsei Fullerton VPIC Fund. Established by wholly owned subsidiary Shinsei Investment Management Co., Ltd., the fund will maintain a balanced portfolio of equity investments in Vietnam, Pakistan, India and China. The objective is to generate earnings from a long-term perspective. This fund is one way to meet the needs of investors who want to diversify their portfolios by adding exposure to the rapidly growing economies of these four countries.

Offering Security and Convenience

Security Measures
We understand the importance of providing our customers with effective risk controls when delivering our services. Security concerns in Japan prompted the Bank to introduce *PowerYokin*. This is a yen deposit that allows customers the flexibility to make withdrawals in the same manner as they do with savings deposits but offers greater security against fraudulent ATM cash withdrawals.

From September 2005, we decreased the default withdrawal limit at domestic ATMs to ¥500,000 per day to promote customer account safety through stringent security measures. From October 2006, we also decreased the default withdrawal limit for overseas ATMs to ¥100,000 per day. Our website's "Shinsei Security Center" also provides easy-to-understand security information.

In addition, we introduced a Shinsei *PowerDirect* Security Code Card for Shinsei *PowerDirect* (Internet banking) in order to improve the safety of our customers' log-in procedures through a random number security code.

Kashiwa Financial Center Opens
Shinsei Bank opened a Financial Center in May 2007 in Kashiwa, Chiba prefecture, on the outskirts of Tokyo. Customers can visit the center from 11AM to 7PM every day except Sunday. In addition to opening accounts, individuals can use the center for asset management consulting. Financial consultants will prepare a personalized plan and selection of investments based on the individual's knowledge, experience, objectives and financial position.

New Call Center in Fukuoka
Shinsei Bank began operations at its second call center in June 2007. Located in Fukuoka, the largest city in Kyushu, the new facility shortens waiting times for customers by increasing capacity. Our other call center is in Tokyo.

ATM Agreement with Miura Fujisawa Shinkin Bank
Starting in September 2007, customers of Shinsei Bank and Miura Fujisawa Shinkin Bank can use the ATMs of both banks. Shinsei Bank customers who hold a *PowerFlex* cash card can use the ATMs of Miura Fujisawa Shinkin Bank to check balances and make withdrawals at no cost (fees are refunded afterward).

PlaNet Finance Japan
Since 2005, Shinsei Bank has supported the launch and development of PlaNet Finance Japan through financial and in-kind support. PlaNet Finance Japan's main objective is to mobilize Japan's human, technological and financial resources in support of the global microfinance movement. Its activities include raising awareness and education about microfinance to stakeholders in Japan and the development and implementation of microfinance projects in developing countries with the support of partners representing Japan's public and private sectors.

In July 2007, Thierry Porté, President and CEO of Shinsei Bank participated in a symposium hosted by *Nihon Keizai Shimbun* on the eradication of poverty and Japan's role in this effort. The panelists included the 2006 Nobel Laureate and Grameen Bank Managing Director Dr. Muhammad Yunus, President of JICA Sadako Ogata, President of JBIC Kyosuke Shinozawa and Mr. Porté, the only CEO representing the private sector. Mr. Porté commented on how microfinance is one of the most successful tools for fighting poverty and the role of the private sector in achieving the UN Millennium Development Goals through proactive engagement in multi-stakeholder partnerships.

2007 ACCJ Symposium on Women in Financial Services
As part of Shinsei Bank's ongoing commitment to fostering and promoting women in financial services and focus on the larger theme of diversity and inclusion, the Bank underwrote this event in October 2007 as a Gold Sponsor and sent delegates to participate in workshop sessions.

Shinsei Bank has one of the highest female manager ratios in the Japanese banking sector and is continually making strides to retain female employees; with a 90% post-maternity employee return-rate, giving Shinsei one of the highest retention rates in Japan.


"Alleviating Poverty and the Role of Japan," Nihon Keizai Shimbun symposium, July 9, 2007

Special Olympics Nippon
We have been a "Premium Sponsor" of Special Olympics Nippon ("SON") for the third year, which provides year-round sports training and athletic competition opportunities to those who are intellectually challenged. Shinsei Bank supports SON through sponsorship; sending employees to SON tournaments; in-kind donations through offering our venues for press conferences, meetings and hosting special events like their annual Christmas Party.

Hands on Tokyo
In September 2007, Shinsei Bank participated in a "Day of Service" project held by Hands on Tokyo (HOT), a bicultural, bilingual grassroots affiliate of U.S.-based Hands on Network, which creates and manages 50,000 projects a year. Through our collaboration with HOT, Shinsei employees participated in a total of three activities for NPOs that included Second Harvest Japan, where employees disseminated food collection information opportunities to the homeless; participated in a festival at the Sakuragawa Senior Home, a senior home for the elderly and disabled; and helped rebuild a playground for children coming from troubled families, who live at the Saiseikai Hospital Nursery.

Financial Section

The following discussion should be read in conjunction with our consolidated and non-consolidated financial statements prepared in accordance with generally accepted accounting principles in Japan ("Japanese GAAP") for banks, including the notes to those financial statements, included elsewhere in this interim report. Except as otherwise indicated, the financial information in the following discussion is based on our consolidated financial statements.

In this section, except where the context indicates otherwise, "we" or "our" means Shinsei Bank, Limited, and its subsidiaries and affiliates accounted for by the equity method, and "Shinsei" or "the Bank" refers to Shinsei Bank alone.

Financial and operational data that are stated in multiples of ¥0.1 billion have been truncated. All percentages have been rounded to the nearest 0.1%.

Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Shinsei Bank, Limited is a leading diversified financial institution in Japan. We are bringing innovative banking practices to the Japanese market with a business model based on three strategic pillars: Institutional Banking, Consumer and Commercial Finance and Retail Banking. These three pillars cover a broad range of products and customer segments which provide us with diversified revenues. We believe our unique history and business strategy have made us more global than local financial institutions in Japan and more local than foreign financial institutions having a presence in Japan.

Our focus is to grow sustainable revenues by offering innovative products and solutions to meet the needs of our customers. The scope and synergies of our innovative, customer-focused, three-pillar business model consist of:

- *Institutional Banking*, which is organized around product specialists and relationship managers working closely together to leverage our long-standing customer relationships and to increase the number of products per customer;
- *Consumer and Commercial Finance*, which provides consumer finance, commercial finance and specialty property finance to both consumers and small and medium-sized businesses; works closely to cross-sell products and services and leverages core competencies and intra-bank synergies; and
- *Retail Banking*, which continues to expand its product range and enhance consultative services for retail customers while working with Institutional Banking and Consumer and Commercial Finance businesses to better serve the needs of its customers, including high net worth individuals.

Financial Summary for the Six Months Ended September 30, 2007

We reported consolidated net income of ¥23.1 billion for the first six months of fiscal year 2007, as compared to ¥38.8 billion during the same period in the previous fiscal year. This reflects steady revenue in Institutional Banking businesses, strong performance at APLUS Co., Ltd. (APLUS) and includes gains from the sale of Life Housing Loan Co., Ltd. (Life Housing Loan) of ¥10.3 billion, net of taxes. However, our financial performance for the first six months of fiscal year 2007 was adversely impacted by reserves and mark-downs in our exposure to the U.S. residential mortgage market, lower than expected revenue in Retail Banking and net losses in Shinki Co., Ltd. (Shinki), an equity-method affiliate.

Consolidated cash basis net income for the first six months of fiscal year 2007 was ¥28.7 billion. Cash basis net income is calculated by excluding amortization (and impairment) of goodwill and other intangible assets, net of tax benefit, from net income under Japanese GAAP.

U.S. Residential Mortgage Portfolio

As of September 30, 2007, our gross exposure to the U.S. residential mortgage market amounted to less than US$500 million, or less than 0.5% of our total assets of US$107.7 billion as of September 30, 2007.

On October 17, 2007, S&P announced that it had made over 1,700 downgrades (including multi-notch downgrades) which immediately changed the status of a portion of our exposure to U.S. residential mortgages from investment grade to non-investment grade. The S&P downgrades necessitated a mark-down of US$34 million in the interim period ended September 30, 2007. Including the impact of these downgrades, total mark-downs of our U.S. residential mortgage investments were US$65 million.

In addition, total reserves related to U.S. residential mortgages recorded in the first half of fiscal year 2007 amounted to US$107 million. As a result, we recorded reserves and mark-downs related to U.S. residential mortgages of approximately US$172 million (¥19.8 billion) during the six months ended September 30, 2007, bringing cumulative reserves and mark-downs related to U.S. residential mortgages to approximately US$189 million (¥21.8 billion).

Grey Zone and Credit Reserves – APLUS and Shinki

During the first six months of fiscal year 2007, APLUS recorded additional grey zone reserves for losses on interest repayments of ¥1.7 billion in connection with grey zone refunds recorded during this period. As of September 30, 2007, APLUS' grey zone reserve balance amounted to ¥9.4 billion.

In the first six months of fiscal year 2007, Shinki, as part of its business transformation, reviewed its credit reserving policy for less creditworthy customers and recorded incremental credit reserves of ¥12.3 billion and increased its grey zone reserves by ¥8.1 billion, resulting in a total outstanding grey zone reserve balance of ¥37.8 billion as

of September 30, 2007. As a result, Shinki reported a net loss for the six months ended September 30, 2007. Shinsei Bank's equity in the non-consolidated net loss of Shinki amounted to ¥6.8 billion, net of consolidation adjustments, during the first six months of fiscal year 2007.

Significant Events

Impairment of Investment in APLUS and Shinki Common Shares

Legislative changes relating to consumer loan interest rates approved by the Japanese Diet in December 2006 and other recent developments have had a significant impact on the consumer finance industry.

As a result of these changes, the common share price of APLUS and Shinki declined substantially in the six months ended September 30, 2007, adversely impacting our non-consolidated financial results for that period. This triggered an impairment of Shinsei's investment in APLUS' and Shinki's common shares. Shinsei owned 156,690,390 common shares of APLUS and 25,607,524 common shares of Shinki as of September 30, 2007.

As of September 30, 2007, APLUS' per share common stock price was ¥82 as compared to ¥184 as of March 31, 2007. As a result, an impairment of ¥15.9 billion was recorded in our non-consolidated financial results. This is in addition to a valuation allowance of ¥9.2 billion recorded as of March 31, 2007, which represented the decline in value of these shares between the time of our acquisition of APLUS and March 31, 2007.

As of September 30, 2007, Shinki's per share common stock price was ¥97 as compared to ¥333 as of March 31, 2007. As a result, an impairment of ¥6.0 billion was recorded in our non-consolidated financial results. This is in addition to a valuation allowance of ¥6.6 billion assessed at March 31, 2007, which represented the decline in value of these shares between the book value of these shares and the common shares price of Shinki on March 31, 2007.

Mandatory Acquisition and Cancellation of Series 3 Class B Preferred Shares

We continued to optimize our capital base during the six months ended September 30, 2007.

On August 1, 2007, pursuant to the provisions of Shinsei Bank's Articles of Incorporation concerning the mandatory acquisition of Series 3 Class B Preferred Shares issued by Shinsei Bank, owned entirely by the Resolution and Collection Corporation, we acquired all relevant preferred shares (300,000,000 shares) and issued common shares (200,000,000 shares) based on the exchange price of ¥600 in exchange for these preferred shares. We subsequently cancelled all the relevant preferred shares immediately after obtaining them.

Rights Offering of New Shares by Shinki

On September 13, 2007, Shinki announced that it will raise capital later this year through a rights offering to all shareholders registered as of October 17, 2007, consisting of three new shares of common stock, at ¥100 per share, for every existing share. We support Shinki's capital raising plan and subscribed to the rights offering.

As legislative and market changes have significantly impacted the consumer finance sector, including restrictions on lending rates, Shinki continues to actively restructure its business to ensure the viability of its new business model. As a result, Shinki increased reserves and provisions in the first six months of fiscal year 2007 for credit losses and grey zone claims, resulting in a reduction in equity and necessitating an increase in capital.

Regional Asset Management Joint Venture with UTI

On August 8, 2007, we signed a joint venture with UTI International Ltd. (based in Guernsey, a British crown dependency), a 100% subsidiary of UTI Asset Management Company Pvt. Ltd. of India, to set up UTI International (Singapore) Pte Limited (UTI Singapore).

UTI Singapore will engage in investment management and distribution of financial products in the Southeast Asian region. In addition to structuring investment products for customers in the region, it will also manage funds investing in other jurisdictions. It will also launch and manage structured investment products to cater to the Japan – Southeast Asia corridor.

UTI Singapore will apply to regulators in Singapore to obtain necessary licenses and will also approach other relevant regulators in other jurisdictions.

Strategic Investment in Duff & Phelps Corporation

On September 1, 2007, we entered into a stock purchase agreement with Duff & Phelps Corporation (D&P), a Delaware corporation, pursuant to which we purchased 3,375,000 shares of D&P's Class A common stock for approximately US$54.2 million, representing approximately 10% of the equity capital of the company on a fully-diluted basis.

Concurrently with the equity investment, D&P and we

entered into a referral agreement through which we may refer our clients to each other for provision of relevant products and services in our respective areas of competency. We expect the partnership with D&P will assist new clients in other countries with respect to their investments in Japan. This transaction exemplifies our international expansion strategy of entering into alliances with excellent partners overseas to cross-leverage our experience and expertise with theirs and offer unique and innovative solutions to our expanding client base.

Business Improvement Order

On June 28, 2007, we received a Business Improvement Order (the Order) from the Financial Services Agency (FSA) based on the law concerning Emergency Measures for Strengthening of Financial Functions and the Banking Law.

The non-consolidated financial performance of Shinsei for fiscal year 2006 was substantially below the targets set in our Revitalization Plan agreed with the Japanese government due to significant charges arising from the impairment and valuation allowances relating to our investments in APLUS and Shinki. Consequently, we failed to meet the non-consolidated net income target set in our Revitalization Plan, and as a result, the FSA issued the Order.

The Order required the Bank to submit to the FSA a Business Improvement Plan that incorporates measures to strengthen its profitability, which was duly submitted on July 27, 2007.

We take this Order seriously and will further strive to strengthen our business franchise and profitability to enable us to complete our Revitalization Plan and repay all outstanding public funds.

Recent Developments

New Capital Raising and Tender Offer

On November 20, 2007, we announced plans to raise new capital, enhance financial stability and deepen ties with key new and existing shareholders. The plan centers on a tender offer from a series of investment vehicles (the Investors) whose investors include affiliates of J.C. Flowers & Co. LLC (JCF & Co.) and a third-party allotment to the Investors. With the support of senior management and the Investors, the initiative will allow us to deploy additional capital across our strategic pillars - Institutional Banking, Consumer and Commercial Finance and Retail Banking – and renew our commitment to setting the standard for banking in Japan.

The Investors made a tender offer bid of ¥425 per share for up to 22.7% of our outstanding common shares. Contingent upon the execution of the tender offer and its approval by Japan's regulatory authorities, we will issue ¥50 billion of new common shares by third-party allotment to the Investors. The issue price of the allotment will be ¥425 per common share, the same as the price in the tender offer bid. As a result of these transactions, the Investors and affiliates of JCF & Co. will hold up to 32.6% of Shinsei's common shares on a fully diluted basis.

These investors share a strong focus on deepening ties with us and enhancing our product and service offerings. The new capital will bolster our financial resources, improve our capital ratios and position our institutional banking arm to take advantage of investment and acquisition opportunities going forward.

Selected Financial Data (Consolidated)

Shinsei Bank, Limited and Consolidated Subsidiaries
As of or for the six months ended September 30, 2007 and 2006, and as of or for the fiscal year ended March 31, 2007

	Billions of yen (except per share data and percentages)		
	Sept. 30, 2007 (6 months)	Sept. 30, 2006 (6 months)	Mar. 31, 2007 (1 year)
Income statement data:			
Net interest income	¥ 56.5	¥ 51.7	¥ 95.4
Net fees and commissions	23.1	22.2	46.4
Net trading income	7.2	11.2	17.8
Net other business income	51.6	53.1	96.6
Total revenue	138.6	138.3	256.3
General and administrative expenses	77.4	75.9	150.2
Amortization of goodwill and other intangible assets	6.1	10.5	20.8
Total general and administrative expenses	83.5	86.4	171.0
Net credit costs	30.7	5.2	51.9
Other gains (losses), net	18.9	0.6	(99.1)
Income (loss) before income taxes and minority interests	43.2	47.2	(65.7)
Current income tax	4.0	1.3	3.2
Deferred income tax (benefit)	5.3	(1.2)	(24.6)
Minority interests in net income of subsidiaries	10.6	8.2	16.6
Net income (loss)	¥ 23.1	¥ 38.8	¥ (60.9)
Balance sheet data:			
Trading assets	¥ 251.4	¥ 423.4	¥ 303.3
Securities	2,368.5	1,771.7	1,854.6
Loans and bills discounted	5,456.5	4,781.4	5,146.3
Customers' liabilities for acceptances and guarantees	725.5	789.4	754.4
Reserve for credit losses	(141.7)	(133.8)	(147.2)
Total assets[1]	12,423.4	10,433.6	10,837.6
Deposits, including negotiable certificates of deposit	5,870.6	4,945.7	5,420.9
Debentures	686.5	758.8	703.2
Trading liabilities	110.5	106.6	99.2
Borrowed money	1,092.7	1,213.9	1,122.6
Acceptances and guarantees	725.5	789.4	754.4
Total liabilities	11,488.7	9,422.9	9,904.4
Capital stock	451.2	451.2	451.2
Total equity[1]	934.6	1,010.7	933.2
Total liabilities and equity	¥12,423.4	¥10,433.6	¥10,837.6
Per share data			
Common equity[1][2]	¥ 352.71	¥ 383.20	¥ 308.60
Fully diluted equity[1][2][3]	354.04	411.58	355.09
Basic net income (loss)	15.72	27.19	(45.92)
Diluted net income	12.72	19.54	—
Capital adequacy data:			
Tier I capital ratio	7.6%	8.3%	8.1%
Total capital adequacy ratio	12.4%	13.5%	13.1%
Average balance data:			
Securities	¥ 1,991.3	¥ 1,605.9	¥ 1,750.5
Loans and bills discounted	5,235.4	4,304.8	4,613.4
Total assets	11,630.5	9,919.3	10,121.3
Interest-bearing liabilities	8,866.9	7,219.6	7,821.8
Total liabilities	10,696.6	8,855.3	9,096.1
Total equity	933.9	1,058.2	894.2

	Billions of yen (except percentages)		
	Sept. 30, 2007 (6 months)	Sept. 30, 2006 (6 months)	Mar. 31, 2007 (1 year)
Other data:			
Return on assets	0.4%	0.8%	(0.6)%
Return on equity (fully diluted)[1][2]	7.2%	9.7%	(8.1)%
Ratio of deposits, including negotiable certificates of deposit, to total liabilities	51.1%	52.5%	54.7%
Expense-revenue ratio[4]	55.9%	54.9%	58.6%
Non-performing claims, non-consolidated	¥45.9	¥25.9	¥27.9
Ratio of non-performing claims to total claims, non-consolidated	0.8%	0.5%	0.5%
Net deferred tax assets	¥34.1	¥16.9	¥37.3
Net deferred tax assets as a percentage of Tier I capital	5.3%	2.6%	6.0%

Notes:
(1) As required by a new accounting standard published by the Accounting Standards Board of Japan (ASBJ), certain items which were previously presented outside of shareholders' equity are now presented as components of equity. Such items include stock acquisition rights, minority interests and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ended on or after May 1, 2006. Reclassification of the prior period amount is not permitted under Japanese GAAP.
(2) Stock acquisition rights and minority interests in subsidiaries are excluded from equity.
(3) Fully diluted equity per share is calculated by dividing equity at the end of the periods presented by the number of common shares that would have been outstanding had all securities convertible into or exercisable for common shares been converted or exercised with an applicable conversion or exercise price within the predetermined range at the end of the period.
(4) The expense-revenue ratio is calculated by dividing general and administrative expenses for the periods presented by the total revenue for such period.

Results of Operations

Six-Month Period Ended September 30, 2007 Compared with Six-Month Period Ended September 30, 2006

Consolidated financial results for the six months ended September 30, 2007 were adversely impacted by the reserves and mark-downs related to our exposure to the U.S. residential mortgage market and significant provision for grey zone interest refund payments and other credit costs at Shinki.

Total revenue for the first six months of fiscal year 2007 was ¥138.6 billion, or 0.2% higher than in the first six months of the previous fiscal year largely due to the growth in Institutional Banking revenues.

General and administrative expenses during the first six months of fiscal year 2007 were ¥77.4 billion, ¥1.5 billion higher than the first six months of the prior fiscal year. The increase was largely due to investments made to support future business growth in Institutional and Retail Banking businesses. This resulted in an expense-to-revenue ratio of 55.9% for the six months ended September 30, 2007, as compared to 54.9% in the first six months of fiscal year 2006.

Net credit costs of ¥30.7 billion for the first six months of fiscal year 2007 were ¥25.4 billion higher than for the same period in the last fiscal year largely due to provisions related to our exposure to the U.S. residential mortgage market of ¥12.3 billion in the Institutional Banking business and higher credit provisions in Consumer and Commercial Finance businesses of ¥24.9 billion, an increase of ¥4.7 billion compared to the same period in the previous fiscal year.

Amortization of goodwill and other intangible assets associated with the acquisition of consumer and commercial finance companies was ¥6.1 billion for the six months ended September 30, 2007 as compared with ¥10.5 billion in the first six months of the previous fiscal year. The decline largely relates to the significant write-down of goodwill and other intangible assets related to APLUS at March 31, 2007.

Minority interests in net income of subsidiaries for the first six months of fiscal year 2007 amounting to ¥10.6 billion largely reflected dividends paid on perpetual preferred securities issued by two financial subsidiaries and minority interests relating to APLUS' preferred shareholders and subsidiaries of Shinseigin Finance Co., Ltd.

As a result, consolidated net income for the six months ended September 30, 2007 was ¥23.1 billion compared to ¥38.8 billion in the same period of the previous fiscal year.

Shinsei's non-performing loans (NPLs) balance under the Financial Revitalization Law totaled ¥45.9 billion as of September 30, 2007. NPLs were 0.82% of total claims outstanding at September 30, 2007 on a non-consolidated basis.

Our Tier I capital ratio of 7.6% and total capital adequacy ratio of 12.4% as of September 30, 2007, on a Basel II basis, are in line with our corporate targets for maintaining strong capital ratios.

Supplemental Financial Data and Reconciliations to Japanese GAAP Measures

Shinsei Bank, Limited and Consolidated Subsidiaries

For the six months ended September 30, 2007	Billions of yen (except per share data and percentages)
Amortization of goodwill and other intangible assets	
Amortization of other intangible assets	¥ 1.3
Associated deferred tax liability	(0.5)
Amortization of goodwill	4.7
Total amortization of goodwill and other intangible assets, net of tax benefit	¥ 5.5
Reconciliation of net income to cash basis net income	
Net income	¥23.1
Amortization of goodwill and other intangible assets, net of tax benefit	5.5
Cash basis net income	¥28.7
Reconciliation of basic net income per share to cash basis basic net income per share	
Basic net income per share	¥15.72
Effect of amortization of goodwill and other intangible assets, net of tax benefit	3.84
Cash basis basic net income per share	¥19.57
Reconciliation of return on assets to cash basis return on assets	
Return on assets	0.4%
Effect of amortization of goodwill and other intangible assets, net of tax benefit	0.1
Cash basis return on assets	0.5%
Reconciliation of return on equity to cash basis return on equity	
Return on equity (fully diluted)	7.2%
Effect of amortization of goodwill and other intangible assets, net of tax benefit	1.7
Cash basis return on equity (fully diluted)	8.9%
Reconciliation of return on equity to return on tangible equity	
Return on equity (fully diluted)	7.2%
Effect of goodwill and other intangible assets[1]	4.8
Return on tangible equity (fully diluted)	12.0%

Note:
(1) Net income excludes amortization of goodwill and other intangible assets, net of tax benefit. Average equity excludes goodwill and other intangible assets, net of associated deferred tax liability.

Table 1. Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated)

	Billions of yen (except percentages)					
	Six months ended September 30, 2007			Six months ended September 30, 2006		
	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
Interest-earning assets:						
Loans and bills discounted	¥5,235.4	¥ 84.3	3.22%	¥4,304.8	¥ 59.2	2.74%
Leased assets and installment receivables	781.4	27.2	6.98	838.0	25.5	6.09
Securities	1,991.3	20.5	2.07	1,605.9	16.8	2.09
Other interest-earning assets[1]	821.8	6.5	n.m.	672.7	6.8	n.m.
Total revenue on interest-earning assets	¥8,830.0	¥138.7	3.14%	¥7,421.6	¥108.5	2.92%
Interest-bearing liabilities:						
Deposits, including negotiable certificates of deposit	¥5,549.7	¥ 22.9	0.83%	¥4,472.7	¥ 13.6	0.61%
Debentures	693.1	1.5	0.45	871.0	1.5	0.36
Subordinated debt	472.7	7.9	3.34	360.9	3.5	1.99
Borrowed money and corporate bonds	1,091.1	8.9	1.63	1,127.2	5.3	0.94
Other interest-bearing liabilities[1]	1,060.1	13.6	n.m.	387.5	7.0	n.m.
Total expense on interest-bearing liabilities	¥8,866.9	¥ 54.9	1.24%	¥7,219.6	¥ 31.2	0.86%
Non-interest-bearing sources of funds:						
Non-interest-bearing (assets) liabilities, net	¥ (686.0)	–	–	¥ (598.7)	–	–
Total equity excluding minority interest in subsidiaries[2]	649.0	–	–	800.7	–	–
Total interest-bearing liabilities and non-interest-bearing sources of funds	¥8,830.0	–	–	¥7,421.6	–	–
Net interest margin	–	–	1.90%	–	–	2.05%
Impact of non-interest-bearing sources	–	–	(0.01)	–	–	0.02
Net revenue on interest-earning assets/yield on interest-earning assets	–	¥ 83.7	1.90%	–	¥ 77.3	2.08%

Reconciliation of total revenue on interest-earning assets to total interest income

	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
Total revenue on interest-earning assets	¥8,830.0	¥138.7	3.14%	¥7,421.6	¥108.5	2.92%
Less: Income on leased assets and installment receivables	781.4	27.2	6.98	838.0	25.5	6.09
Total interest income	¥8,048.5	¥111.4	2.77%	¥6,583.5	¥ 82.9	2.51%
Total interest expenses	–	54.9	–	–	31.2	–
Net interest income	–	¥ 56.5	–	–	¥ 51.7	–

Notes:
(1) Other interest-earning assets and other interest-bearing liabilities include interest swaps and fund swaps.
(2) Represents a simple average of the balance at the end of the current period and the balance at the end of the previous period.

Net revenue on interest-earning assets includes net interest income as well as revenue earned on the average balance of leased assets and installment receivables. We consider income on leased assets and installment receivables to be a component of interest income, but Japanese GAAP does not include income on leased assets and installment receivables in net interest income. Under Japanese GAAP, therefore, income on leased assets and installment receivables is reported in net other business income in our consolidated statement of income.

Table 2. Analysis of Changes in Net Revenue on Interest-Earning Assets (Consolidated)

From the six months ended September 30, 2006 to the six months ended September 30, 2007	Billions of yen: Due to change in[1] Volume	Rate	Net Change
Increase (decrease) in interest revenue:			
Loans and bills discounted	¥12.8	¥12.3	¥25.1
Leased assets and installment receivables	(1.7)	3.4	1.6
Securities	4.0	(0.2)	3.7
Other interest-earning assets	1.5	(1.8)	(0.3)
Total revenue on interest-earning assets			**¥30.2**
Increase (decrease) in interest expenses:			
Deposits, including negotiable certificates of deposit	¥ 3.2	¥ 5.9	¥ 9.2
Debentures	(0.3)	0.3	0.0
Subordinated debt	1.1	3.1	4.3
Borrowed money and corporate bonds	(0.1)	3.7	3.5
Other interest-bearing liabilities	12.2	(5.6)	6.6
Total expense on interest-bearing liabilities			**¥23.7**
Net increase in net revenue on interest-earning assets			**¥ 6.4**
Reconciliation of total revenue on interest-earning assets to total interest income			
Total revenue on interest-earning assets			¥30.2
Less: Income on leased assets and installment receivables			1.6
Total interest income			¥28.5
Total interest expenses			23.7
Net increase in net interest income			**¥ 4.7**

Note:
(1) The changes in interest income and expense for each category are divided into the portion of change attributable to the variance in volume or rate for that category. The attribution of the volume variance is calculated by multiplying the change in volume by the previous year's rate. The attribution of the rate variance is calculated by multiplying the change in rate by the current year's balance.

Net Revenue on Interest-Earning Assets

Net revenue on interest-earning assets for the six months ended September 30, 2007 was ¥83.7 billion, an increase of ¥6.4 billion compared to the first six months of the prior fiscal year. Total revenue on interest-earning assets increased by ¥30.2 billion and total interest expense increased by ¥23.7 billion in the first six months of fiscal year 2007, respectively, from the first six months of the previous fiscal year. The net yield on interest-earning assets was 1.90% in the first six months of fiscal year 2007, compared with 2.08% for the same period in the prior fiscal year but increased from a net yield on interest-earning assets of 1.85% for fiscal year 2006.

The ¥30.2 billion increase in total revenue on interest-earning assets in the first six months of fiscal year 2007 is attributable primarily to higher volume of and yield on loans and bills discounted. The increase in average balance of loans and bills discounted was primarily the result of an increase in demand for institutional loans and growth in retail housing loans.

The ¥23.7 billion increase in total interest expense was primarily due to the increased average rates on and increased average balances of deposits, negotiable certificates of deposit (NCD) and subordinated debt and an increase in other interest-bearing liabilities. The increase in deposits and NCD interest expense was primarily due to an increase in the average rate to 0.83% for the first six months of fiscal year 2007 from 0.61% for the same period in the previous fiscal year that reflected an interest rate increase by the Bank of Japan and, to a lesser extent, an increase in the average balance to ¥5,549.7 billion from ¥4,472.7 billion.

The increase in subordinated debt interest expense was due to an increase in the average rate, which was 3.34% for the six months ended September 30, 2007 compared to 1.99% for the same period in the previous fiscal year and, to a lesser extent, an increase in the average balance outstanding to ¥472.7 billion for the six months ended

September 30, 2007 compared to ¥360.9 billion for same period in the previous fiscal year. The increase in the average balance outstanding was primarily due to an increase in subordinated debt related to the issuance of £400 million of Upper Tier 2 Perpetual Subordinated Notes in December 2006. The interest expense increase of ¥6.6 billion in other interest-bearing liabilities primarily relates to funding through call money and interest and currency swap expenses associated with foreign currency-denominated and overseas transactions.

Net Fees and Commissions

Net fees and commissions mainly includes fees from non-recourse real estate finance, consumer and commercial finance loans and other financing products and commissions on sales of asset management products. Net fees and commissions of ¥23.1 billion were earned in the six months ended September 30, 2007, an increase of ¥0.9 billion compared to same period in the previous year. Retail Banking's asset management business continues to grow with total fees of ¥5.7 billion during the first six months of fiscal year 2007, an increase of ¥1.8 billion from the first six months of the previous fiscal year.

Net Trading Income

The table below shows the principal components of net trading income.

Table 3. Net Trading Income (Consolidated)

	Billions of yen: Six months ended September 30, 2007	Six months ended September 30, 2006
Income from trading securities	¥ 2.2	¥ 1.2
Income from securities held to hedge trading transactions	0.7	3.9
Income from trading-related financial derivatives	4.2	6.3
Other, net	(0.0)	(0.1)
Net trading income	¥ 7.2	¥11.2

Net trading income reflects revenues from customer-driven transactions as well as transactions undertaken for trading purposes. In addition to investments in securities, it encompasses income we receive from providing derivative products, including structured deposits, to retail and institutional customers.

During the first six months of fiscal year 2007, net trading income was ¥7.2 billion, a decline of ¥4.0 billion from the same period in the previous fiscal year. The decline in income from trading-related financial derivatives resulted mainly from a decrease in option income from ¥4.3 billion to ¥1.1 billion generated in connection with interest-linked structured deposits provided mainly to retail customers due to lower demand for the product. The decline in income from securities held to hedge trading transactions to ¥0.7 billion in the first six months of fiscal year 2007, primarily relates to lower arbitrage activity. These decreases were partly offset by an increase in income from trading securities from ¥1.2 billion to ¥2.2 billion in the first six months of fiscal year 2007 largely attributable to trading of Japanese government bonds.

Net Other Business Income

The table below shows the principal components of net other business income.

Table 4. Net Other Business Income (Consolidated)

	Billions of yen	
	Six months ended September 30, 2007	Six months ended September 30, 2006
Income on monetary assets held in trust, net	¥12.0	¥ 6.2
Net (losses) gain on securities	(0.1)	11.0
Net gain on foreign exchange	5.1	6.8
Net gain on other monetary claims purchased	11.6	10.3
Other business income (losses), net		
Income (losses) from derivatives for banking purposes, net	0.0	(6.1)
Equity in net (losses) income of affiliates	(6.4)	(3.5)
Gain on lease cancellation and other lease income, net	1.1	1.2
Other, net	1.0	1.4
Net other business income before income on leased assets and installment receivables, net	24.3	27.5
Income on leased assets and installment receivables, net	27.2	25.5
Net other business income	¥51.6	¥53.1

Net other business income for the six months ended September 30, 2007 was ¥51.6 billion. This included income of ¥27.2 billion from the leased assets and installment receivables businesses of APLUS and Showa Leasing Co., Ltd. (Showa Leasing). For purposes of our analysis of results of operations, we include income on leased assets and installment receivables in our discussion of net revenue on interest-earning assets because we consider such income to be similar in character to our interest income.

Excluding such income, net other business income for the first six months of fiscal year 2007 was ¥24.3 billion, a decline of ¥3.1 billion from the same period in the previous fiscal year. Income on monetary assets held in trust, net should be considered together with net gain on other monetary claims purchased for trading purposes as both of these income categories mainly include credit trading, securitization and real estate principal investment income. During the six months ended September 30, 2007, the credit trading business generated total revenue of ¥12.7 billion, an increase of ¥2.5 billion compared to the same period in the prior fiscal year.

The ¥0.1 billion of net loss on securities relates in part to mark-downs relating to our exposure to the U.S. residential mortgage market amounting to approximately ¥7 billion. This category also includes net gain on the securities portfolio held in our capital markets business. The capital markets business-related activities should be considered together with corresponding equity derivatives included in income (losses) from derivatives for banking purposes, net.

Net gain on foreign exchange of ¥5.1 billion includes option income in connection with currency-linked structured deposits provided to retail customers of ¥2.4 billion, which declined by ¥1.2 billion from the same period in the last fiscal year.

Equity in net (losses) income of affiliates is largely attributable to Shinsei Bank's equity in the non-consolidated net loss of Shinki, an equity-method affiliate, amounting to ¥6.8 billion, net of consolidation adjustments. The net loss attributable to Shinki is ¥1.4 billion higher than the same period in the last fiscal year, reflecting increased credit and grey zone reserves.

Total Revenue

Due to the factors described above, total revenue in the six months ended September 30, 2007 was ¥138.6 billion, as compared with ¥138.3 billion in the six months ended September 30, 2006.

General and Administrative Expenses

The table below sets forth the principal components of our general and administrative expenses.

Table 5. General and Administrative Expenses (Consolidated)

	Billions of yen	
	Six months ended September 30, 2007	Six months ended September 30, 2006
Personnel expenses	¥ 32.5	¥ 32.1
Premises expenses	8.6	8.4
Technology and data processing expenses	10.1	10.0
Advertising expenses	5.0	5.5
Consumption and property taxes	4.2	3.8
Deposit insurance premium	1.7	1.4
Other general and administrative expenses	15.1	14.4
General and administrative expenses	77.4	75.9
Amortization of goodwill and other intangible assets	6.1	10.5
Total general and administrative expenses	¥ 83.5	¥ 86.4

From the fiscal year which commenced on April 1, 2006, amortization of goodwill and other intangible assets is recorded in total general and administrative expenses.

General and administrative expenses (excluding amortization of goodwill and other intangible assets) of ¥77.4 billion in the first six months of fiscal year 2007 were ¥1.5 billion higher compared to the same period in the previous fiscal year. Expenses required in the Institutional and Retail Banking businesses to support business growth were partly offset by continual expense rationalization and restructuring activities in APLUS. As a result, for the six months ended September 30, 2007, the expense-to-revenue ratio was 55.9% as compared to 54.9% in the first six months of fiscal year 2006.

Personnel expenses of ¥32.5 billion were ¥0.4 billion higher than in the first six months of the previous fiscal year. The increase was largely due to new employees hired in the Institutional Banking business to support its business expansion. This was partly offset by lower personnel expense in APLUS reflecting expense savings realized through a voluntary retirement program conducted in fiscal year 2006.

The increase in non-personnel expenses was largely related to customer-driven activities such as deposit insurance premium on retail deposits, consumption tax and other outsourcing expenses. Advertising expenses were ¥0.5 billion lower than the same period in last fiscal year, reflecting optimization of advertising activities in the Retail Banking business.

Amortization of Goodwill and Other Intangible Assets
The amortization of goodwill and other intangible assets was ¥6.1 billion for the six months ended September 30, 2007 as compared with ¥10.5 billion in the first six months of the previous fiscal year. This mainly includes amortization of goodwill and other intangible assets attributable to APLUS (including Zen-Nichi Shinpan) and Showa Leasing in the amount of ¥4.4 billion and ¥1.6 billion, respectively. The decline largely relates to the significant write-down of goodwill and other intangible assets related to APLUS as of March 31, 2007.

Net Credit Costs

The following table sets forth our net credit costs on a consolidated basis for the six months ended September 30, 2007 and 2006.

Table 6. Net Credit Costs (Consolidated)

	Billions of yen	
	Six months ended September 30, 2007	Six months ended September 30, 2006
Losses on write-off of loans	¥ 0.0	¥ 0.4
Net provision (reversal) of reserve for loan losses:		
Net (reversal) provision of general reserve for loan losses	(5.4)	24.7
Net provision (reversal) of specific reserve for loan losses	33.6	(20.7)
Net (reversal) provision of reserve for loan losses to restructuring countries	(0.0)	0.0
Subtotal	28.2	4.0
Net provision of specific reserve for other credit losses	1.0	0.0
Other credit costs relating to leasing business	1.3	0.7
Net credit costs	¥30.7	¥ 5.2

The principal components of net credit costs are provisions or reversals of loan loss reserves. In accordance with Japanese regulatory requirements, Shinsei maintains general and specific reserves for loan losses, a reserve for loans to restructuring countries, as well as a specific reserve for other credit losses. Certain of our subsidiaries, particularly APLUS and Showa Leasing, also maintain general and specific reserves for loan losses.

We recorded net credit costs of ¥30.7 billion for the six months ended September 30, 2007 compared with net credit costs of ¥5.2 billion during the same period in the previous fiscal year. The increase in net credit costs was largely due to the absence of credit recoveries in Institutional Banking, credit provisions related to our exposure to the U.S. residential mortgage market amounting to ¥12.3 billion and higher credit provisions in APLUS. APLUS recorded net credit costs of ¥19.8 billion, an increase of ¥2.2 billion from the same period in the previous fiscal year, relating primarily to delays in collections and a stricter credit reserving policy necessitated by a change in the Money Lending Business Law.

Other Gains, Net

Other gains, net were ¥18.9 billion for the six months ended September 30, 2007, as compared to ¥0.6 billion during the same period in the previous fiscal year. Other gains, net in the first six months of fiscal year 2007 mainly includes a gain on the sale of Life Housing Loan of ¥20.3 billion.

Income Before Income Taxes and Minority Interests

As a result of the foregoing, income before income taxes and minority interests totaled ¥43.2 billion for the six months ended September 30, 2007, as compared to ¥47.2 billion in the same period in the previous fiscal year.

Income Taxes (Benefit)

For the six months ended September 30, 2007, we recorded ¥4.0 billion in current income tax, ¥2.6 billion higher than for the previous year, mainly related to local income tax paid by our subsidiaries. We also recorded a deferred income tax expense of ¥5.3 billion, largely reflecting a reversal of deferred tax assets amounting to ¥7.1 billion related to the sale of Life Housing Loan. This was partly offset by the tax benefit on the amortization of fair value adjustments to net assets and other intangible assets of ¥0.5 billion.

Minority Interests in Net Income of Subsidiaries

Minority interests in net income of subsidiaries of ¥10.6 billion for the six months ended September 30, 2007 largely reflects interest payments of ¥5.7 billion relating to our issuance of hybrid Tier I capital in the international market in February and March 2006 and minority interests relating to APLUS's preferred shareholders of ¥1.6 billion and subsidiaries of Shinseigin Finance Co., Ltd. amounting to ¥2.5 billion.

Net Income

Our net income for the six months ended September 30, 2007 of ¥23.1 billion, compared to net income of ¥38.8 billion during the same period in the prior fiscal year, reflects charges arising from legislative and market changes in the consumer finance industry and reserves and mark-downs related to our exposure to the U.S. residential mortgage market.

We report both Japanese GAAP net income and cash basis net income in order to provide greater transparency and understanding of our underlying performance. For the six months ended September 30, 2007, consolidated cash basis net income was ¥28.7 billion, as compared to ¥47.6 billion during the same period in the previous fiscal year. Cash basis net income is defined as Japanese GAAP net income adjusted to exclude the impairment and amortization of goodwill and other intangible assets, net of tax benefit, attributable to our consumer and commercial finance companies.

Reconciliation from Reported-Basis Results to Operating-Basis Results

In addition to analyzing our results of operations in the format used for our financial statements, which we refer to as the reported-basis, our management also reviews our results on an operating-basis to assess each of our business lines and to measure our results against targeted goals. Operating-basis results are calculated by adjusting the reported-basis results principally for the amortization of goodwill and other intangible assets, certain revenue items, amortization of net actuarial losses and lump-sum payments. In essence, the operating-basis results represent what we consider to be core business results and are in conformity with Japanese GAAP at the net income level. The following summary table provides a reconciliation between our results on a reported and operating basis.

Table 7. Reconciliation from Reported-Basis Results to Operating-Basis Results (Consolidated)

	Billions of yen					
	Six months ended September 30, 2007			Six months ended September 30, 2006		
	Reported-basis	Reclassifications	Operating-basis	Reported-basis	Reclassifications	Operating-basis
Revenue:						
Net interest income	¥ 56.5	¥ —	¥ 56.5	¥ 51.7	¥ —	¥ 51.7
Non-interest income[1]	82.0	0.1	82.2	86.6	0.1	86.8
Total revenue	138.6	0.1	138.7	138.3	0.1	138.5
General and administrative expenses[2]	77.4	(0.1)	77.3	75.9	(0.2)	75.7
Amortization of goodwill and other intangible assets	6.1	(6.1)	—	10.5	(10.5)	—
Total general and administrative expenses	83.5	(6.2)	77.3	86.4	(10.7)	75.7
Net business profit/Ordinary business profit[3]	55.0	6.3	61.3	51.9	10.8	62.8
Net credit costs	30.7	—	30.7	5.2	—	5.2
Amortization of goodwill and other intangible assets	—	6.1	6.1	—	10.5	10.5
Other gains, net[1][2]	18.9	(0.2)	18.6	0.6	(0.3)	0.2
Income before income taxes and minority interests	43.2	—	43.2	47.2	—	47.2
Income taxes (benefit) and minority interests	20.0	—	20.0	8.4	—	8.4
Net income	¥ 23.1	¥ —	¥ 23.1	¥ 38.8	¥ —	¥ 38.8

Notes:
(1) Reclassifications consist principally of adjustments relating to other business income between other gains, net and non-interest income.
(2) Reclassifications consist principally of adjustments relating to lump-sum compensation and amortization of net actuarial gains or losses from general and administrative expenses to other gains, net.
(3) Ordinary business profit is derived after reclassifying certain items from net business profit.

Business Lines Results

Our business model is based on three strategic pillars: Institutional Banking, Consumer and Commercial Finance (CCF) and Retail Banking. These three pillars cover a broad range of businesses and customer segments which provide us with diversified revenues.

In the six months ended September 30, 2007, ordinary business profit after net credit costs was ¥30.6 billion, as compared to ¥57.5 billion during the same period in the previous fiscal year, largely due to mark-downs and credit provisions related to our exposure to the U.S. residential mortgage market and the absence of significant net credit recoveries in the Institutional Banking and higher net credit costs in CCF businesses.

The Institutional Banking business posted steady revenues and APLUS made strong progress during the first six months of fiscal year 2007. The Retail Banking business experienced lower revenues mainly attributable to a decline in option income from structured deposits. Shinki recorded net losses as a result of higher credit provisions and grey zone reserves.

We continue to expand our product offerings and broaden our customer base through these three strategic business lines. We continue to promote interaction between various businesses within each of the pillars, leading to a significant increase in synergies in terms of business enhancing cross-sales and referrals, joint business ventures and cost-saving opportunities.

Management monitors the performance of these business lines on an operating basis. The business line discussion below covers the operating-basis ordinary business profit (loss) after net credit costs (recoveries) of the three business lines and a fourth category of ALM/Corporate/Other.

Table 8. Operating-Basis Ordinary Business Profit (Loss) after Net Credit Costs (Recoveries) by Business Line (Consolidated)

	Billions of yen				
	Six months ended September 30, 2007				
	Institutional Banking	Consumer and Commercial Finance	Retail Banking	ALM/ Corporate/ Other[1]	Total
Net interest income	¥ 19.9	¥20.1	¥ 9.8	¥ 6.5	¥ 56.5
Non-interest income (expense)	38.7	36.3	8.2	(1.1)	82.2
Total revenue	58.7	56.4	18.0	5.4	138.7
General and administrative expenses	25.9	31.0	20.3	0.1	77.3
Ordinary business profit (loss)	32.8	25.4	(2.2)	5.3	61.3
Net credit costs	4.1	24.9	0.1	1.5	30.7
Ordinary business profit (loss) after net credit costs	¥ 28.6	¥ 0.5	¥ (2.3)	¥ 3.8	¥ 30.6

	Billions of yen				
	Six months ended September 30, 2006				
	Institutional Banking	Consumer and Commercial Finance	Retail Banking	ALM/ Corporate/ Other[1]	Total
Net interest income	¥ 16.6	¥23.2	¥ 8.7	¥ 3.1	¥ 51.7
Non-interest income (expense)	38.6	37.4	10.8	(0.1)	86.8
Total revenue	55.2	60.7	19.5	2.9	138.5
General and administrative expenses	21.9	35.0	19.4	(0.7)	75.7
Ordinary business profit	33.3	25.7	0.1	3.6	62.8
Net credit (recoveries) costs	(17.2)	20.1	0.0	2.1	5.2
Ordinary business profit after net credit (recoveries) costs	¥ 50.5	¥ 5.5	¥ 0.0	¥ 1.4	¥ 57.5

Note:
(1) ALM/Corporate/Other largely includes results of corporate treasury activities and corporate level expenses.

Institutional Banking

The Institutional Banking business positions itself as a hybrid commercial and investment bank that provides innovative solutions to institutional customers through an integrated team of relationship managers and product specialists. Revenue diversification ensures earnings stability in this business line.

The business generated total revenue of ¥58.7 billion in the first six months of this fiscal year. This is ¥3.4 billion higher than in the same period last year due to steady revenues across most Institutional Banking products. The business continued to see a steady demand for corporate loans and an increase in demand for non-recourse loans, and ongoing growth in asset prices contributed to strong performance in the credit trading business.

In the first six months of this fiscal year, general and administrative expenses were ¥25.9 billion, a ¥3.9 billion increase from the first six months in the previous fiscal year. The increase was largely due to new employees hired in the business to support its business expansion. As a result, ordinary business profit for the first six months of fiscal year 2007 was ¥32.8 billion, a decline of ¥0.4 billion, or 1.5%, as compared to the same period in the previous fiscal year. The expense-to-revenue ratio of this business was 44.1% for the six months ended September 30, 2007.

Table 9. Institutional Banking Revenue by Product (Consolidated)

	Billions of yen	
	Six months ended September 30, 2007	Six months ended September 30, 2006[1]
Institutional Banking:		
Credit trading	¥12.7	¥10.2
Principal investments	12.2	8.5
Non-recourse real estate finance	9.5	8.6
Foreign exchange, derivatives, equity-related	8.3	7.0
Basic Banking[2]	8.1	9.2
Other capital markets	1.1	4.4
Securitization	0.0	3.7
Other products	6.4	3.2
Total revenue	¥58.7	¥55.2

Note:
(1) Prior period has been adjusted to conform to current period presentation.
(2) Basic Banking mainly consists of balance sheet loans, deposits and debentures revenue.

Revenue diversification is essential to ensure earnings stability in this business line. The Institutional Banking business delivered strong revenues from most of its products.

In credit trading, we invest in various kinds of credit – primarily distressed assets, non-performing loans and sub-performing loans – in both the domestic and international markets. The business momentum in the credit trading business resulted in concluding 19 new transactions with an aggregate investment amount of ¥41.1 billion and total revenues of ¥12.7 billion in the six months of fiscal year 2007, an increase of ¥2.5 billion compared to same period in the previous fiscal year.

Principal investments revenue increased by ¥3.7 billion to ¥12.2 billion in the first six months of fiscal year 2007, reflecting increased revenues mainly from specialty finance and real estate principal investment activities.

The non-recourse real estate finance balance, both loans and bond structures, grew by ¥140.3 billion to ¥1,062.5 billion in the six month period ended September 30, 2007. As a result, the business generated revenue of ¥9.5 billion as compared to ¥8.6 billion during the same period in the last fiscal year.

The Institutional Banking's exposure to the U.S. residential mortgage market aggregates to less than $500 million. As of September 30, 2007, the business recorded additional reserves of approximately $107 million and mark-downs of approximately $65 million, aggregating to approximately $172 million (or approximately ¥19.8 billion) and total cumulative reserves and mark-downs relating to these exposures aggregate to approximately $189 million. As a result of the mark-downs, securitization revenue declined from ¥3.7 billion to nil in the first six months of fiscal year 2007.

Revenue of ¥6.4 billion from other products was largely generated from strategic investments, asset management and revenues in our subsidiary Shinsei Trust & Banking Co., Ltd.

Consumer and Commercial Finance

APLUS' business transformation initiatives in fiscal year 2006 have enabled it to return to profitability in the first six months of this fiscal year. The overall financial performance of Showa Leasing business remains in line with expectations while Shinki incurred net losses due to the continued adverse impact of the legislative and market changes in the consumer finance industry.

In the six months ended September 30, 2007, the CCF business contributed total revenue of ¥56.4 billion, a decline of ¥4.2 billion, or 7.0%, as compared to the first six months in fiscal year 2006, largely reflecting a slowdown in the consumer finance business due to significant legislative and market changes in the industry. The revenue decrease was largely offset by lower expenses in APLUS. As a result, the CCF business generated ordinary business profit of ¥25.4 billion in the first six months of fiscal year 2007, a decline of ¥0.2 billion from the same period in the previous fiscal year. In the first six months of fiscal year 2007, higher credit costs were necessitated due to the impact of the legislative and market changes in the consumer finance industry. As a result, ordinary business profit after credit costs was ¥0.5 billion in the six months ended September 30, 2007, a decline of ¥4.9 billion compared to the first six months of fiscal year 2006.

Table 10. Consumer and Commercial Finance Ordinary Business Profit (Loss) after Net Credit Costs by Subsidiary[1]

	Billions of yen			
	Six months ended September 30, 2007			
	APLUS	Showa Leasing	Other Subsidiaries[2]	Consumer and Commercial Finance
Total revenue	¥46.9	¥14.0	¥(4.5)	¥56.4
General and administrative expenses	22.9	6.7	1.3	31.0
Ordinary business profit (loss)	24.0	7.3	(5.9)	25.4
Net credit costs	19.8	2.9	2.0	24.9
Ordinary business profit (loss) after net credit costs	¥ 4.2	¥ 4.3	¥(8.0)	¥ 0.5

	Billions of yen			
	Six months ended September 30, 2006[3]			
	APLUS	Showa Leasing	Other Subsidiaries[2]	Consumer and Commercial Finance
Total revenue	¥48.2	¥13.4	¥(0.9)	¥60.7
General and administrative expenses	27.6	5.5	1.8	35.0
Ordinary business profit (loss)	20.6	7.9	(2.8)	25.7
Net credit costs	17.5	1.4	1.2	20.1
Ordinary business profit (loss) after net credit costs	¥ 3.0	¥ 6.4	¥(4.0)	¥ 5.5

Notes:
(1) Net of consolidation adjustments, if applicable.
(2) Includes (loss) profits of Shinki, an affiliate, and unallocated CCF sub-group expenses.
(3) Prior period has been adjusted to conform to current period presentation.

APLUS' business transformation initiatives, which began in January 2007, facilitated strong financial results in the first six months of fiscal year 2007, with ordinary business profit after net credit costs of ¥4.2 billion. The business generated net income of ¥3.7 billion, including Zen-Nichi Shinpan, for the six months ended September 30, 2007.

Showa Leasing's business results were in line with expectations. Net credit costs for the six months ended September 30, 2007 were ¥2.9 billion. As a result, the business earned ordinary business profit after net credit costs of ¥4.3 billion during the first six months of fiscal year 2007.

The results for other subsidiaries mainly include Shinsei's equity in net income (loss) of Shinsei Bank's affiliate, Shinki, and its commercial finance subsidiary, Shinsei Property Finance Co., Ltd.

During the first six months of fiscal year 2007, Shinsei Bank's equity in the non-consolidated net loss of Shinki amounted to ¥6.8 billion, net of consolidation adjustments. The net loss attributable to Shinki is ¥1.4 billion higher than in the same period last fiscal year, reflecting higher credit provisions and grey zone reserves in Shinki.

Retail Banking

The Retail Banking business continues to diversify its revenue mix and increase its customer base. Reliance on upfront option income from structured deposits has declined substantially and only 19.9% of total revenue is earned from upfront fees from structured deposits as compared to 40.9% during the same period a year ago. In the six months ended September 30, 2007, the Retail Banking business added more than 107,000 new *PowerFlex* retail accounts and now has over two million retail accounts. Shinsei Bank improved its ranking significantly and reached second overall in the Nihon Keizai Shimbun's third survey of Banks' Retail Strength in July 2007 from twentieth position in last year's survey.

During the first six months of this fiscal year, total revenue was ¥18.0 billion as compared to ¥19.5 billion during the first six months of the previous fiscal year. The main sources of revenue were interest income from retail deposits, fees from asset management products, income from structured deposits and fees and net interest income from loan products. The ability to successfully sell an increasingly wide range of products such as mutual funds and variable annuities is contributing to more balanced and recurrent revenue growth. The decline in revenue resulted mainly from a decrease in structured deposits-related option income of ¥4.5 billion from ¥8.0 billion to ¥3.5 billion due to lower demand for structured deposit products. This was partly offset by a ¥1.8 billion increase in revenue from asset management products from ¥3.8 billion to ¥5.7 billion for the six months ended September 30, 2007.

Retail Banking incurred general and administrative expenses of ¥20.3 billion during the six month period, an increase of ¥0.8 billion, as compared to the first six months in the previous fiscal year. Strict expense discipline in the business mitigated the increase in expenses necessary to expand distribution channels and due to the growth of customer driven transactions. The business generated an ordinary business loss of ¥2.2 billion for the first six months of fiscal year 2007, as compared to an ordinary business profit of ¥0.1 billion during the first six months of the previous fiscal year.

The Retail Banking business continues to expand its product range and enhance consulting services for retail customers while working closely with Institutional Banking to better serve the needs of its customers, including high net worth individuals. Furthermore, the Retail Bank and APLUS are working together to offer new products and services such as the Shinsei VISA Card launched in March 2007.

Table 11. Retail Banking Revenue by Product (Consolidated)

	Billions of yen	
	Six months ended September 30, 2007	Six months ended September 30, 2006
Retail Banking:		
Deposits and debentures net interest income	¥ 8.1	¥ 6.9
Asset management	5.7	3.8
Deposits and debentures non-interest income	2.1	6.9
Loans	2.0	1.8
Total revenue	¥18.0	¥19.5

Retail Banking deposits balance amounted to ¥3.5 trillion as of September 30, 2007. Deposits and debentures net interest income relates to the internal interest spread we credit to our retail banking business on customer deposits and debentures. Deposits and debentures net interest income grew by ¥1.2 billion to ¥8.1 billion in the six months ended September 30, 2007 as a result of maintaining a steady balance in retail deposits.

Fees from asset management products increased by 49.6% to ¥5.7 billion for the six months ended September 30, 2007, compared to the previous fiscal year. Loans to retail customers grew by 23.1% to ¥697.7 billion as of September 30, 2007. This resulted in Retail Banking recording ¥2.0 billion in revenue from housing loans and other lending products during the first six months of fiscal year 2007.

Deposits and debentures non-interest income mainly includes revenue from structured deposits and commission on foreign exchange transactions. This is partly offset by fees we incur in connection with ATMs and funds transfers. In the first six months of fiscal year 2007, we recorded revenue of ¥2.1 billion from deposits and debentures non-interest income, a decline of ¥4.8 billion compared to the same period in the previous fiscal year, mainly reflecting a decline in option income generated in connection with structured deposits from ¥8.0 billion to ¥3.5 billion.

ALM/Corporate/Other

ALM, Corporate and Other primarily includes results of corporate treasury activities, inter-company adjustments, and corporate level expenses. For the six months ended September 30, 2007, ordinary business profit after net credit costs was ¥3.8 billion.

Financial Condition

Total Assets

As of September 30, 2007, we had consolidated total assets of ¥12,423.4 billion, representing a 14.6% increase from March 31, 2007 and a 19.1% increase from September 30, 2006.

Our loans and bills discounted balance was ¥5,456.5 billion as of September 30, 2007 as compared to ¥4,781.4 billion as of September 30, 2006. This represented 43.9% of total consolidated assets. Installment receivables of APLUS, Showa Leasing and our other CCF subsidiaries are classified in our consolidated balance sheet as other assets, and are not reflected in our data on loans and bills discounted.

Most of our loan portfolio was originated by Shinsei and our domestic subsidiaries. Of loans we originated, loans to the finance and insurance industry and the real estate industry constituted close to one-half of total loans as of September 30, 2007. Loans to the real estate industry as of September 30, 2007 consisted, in part, of non-recourse and project finance loans. Loans to this industry increased by 13.7%, to ¥1,453.3 billion, or 27.3% of total domestic loans, primarily because of an increase in non-recourse real estate finance loans by 13.5% to ¥873.4 billion.

Loans to others of ¥1,469.0 billion as of September 30, 2007 included loans extended to Shinsei's and APLUS' individual customers amounting, in aggregate, to ¥972.4 billion.

Table 12. Loans by Borrower Industry (Consolidated)

	Billions of yen (except percentages)			
	Six months ended September 30, 2007		Six months ended September 30, 2006	
Domestic offices (excluding Japan offshore market account):				
Manufacturing	¥ 280.8	5.3%	¥ 212.5	4.5%
Agriculture	0.0	0.0	0.0	0.0
Forestry	0.0	0.0	—	—
Fishers	0.8	0.0	0.9	0.0
Mining	5.6	0.1	6.7	0.1
Construction	16.1	0.3	20.9	0.4
Electric power, gas, heat supply and water supply	77.8	1.5	99.6	2.1
Information and communications	56.7	1.1	28.6	0.6
Transportation	381.3	7.2	469.6	10.0
Wholesale and retail	108.5	2.0	111.7	2.4
Finance and insurance	1,051.0	19.7	957.4	20.5
Real estate	1,453.3	27.3	1,278.5	27.3
Services	364.0	6.8	259.4	5.5
Local government	60.8	1.1	124.2	2.7
Others	1,469.0	27.6	1,111.1	23.7
Total domestic (A)	¥5,326.3	100.0%	¥4,681.7	100.0%
Overseas offices (including Japan offshore market accounts):				
Governments	¥ 0.8	0.7%	¥	%
Others	129.3	99.3	99.6	100.0
Total overseas (B)	¥ 130.1	100.0%	¥ 99.6	100.0%
Total (A+B)	¥5,456.5		¥4,781.4	

Funding and Liquidity

Shinsei has been diversifying its funding base through deposits from retail customers. Funds from retail deposits have become an increasingly important source of funding. Total deposits increased by ¥449.7 billion, or 8.3%, to ¥5,870.6 billion as of September 30, 2007 compared to March 31, 2007. The retail deposits balance, including high net worth customers, totaled ¥3,563.9 billion as of September 30, 2007, a decline of ¥9.8 billion compared to March 31, 2007. During the six months ended September 30, 2007, ¥273.4 billion of yen-denominated fixed deposits which were issued five years ago matured and a portion of the matured deposit balances was reinvested in asset management products. Retail Banking represents 59.9% of the Bank's total funding through customer deposits and debentures. The table below shows changes in the proportion of our overall funding represented by funds raised from debentures and deposits in our Retail and Institutional Banking businesses, as well as from our collateralized loan obligation program at the end of the periods indicated.

Table 13. Diversification by Funding Type (Consolidated)

	Billions of yen			
	As of September 30, 2007	As of March 31, 2007	As of March 31, 2006	As of March 31, 2005
Retail deposits[1][2]	¥3,563.9	¥3,573.8	¥3,103.4	¥2,300.4
Retail debentures	362.2	381.9	435.3	559.3
Institutional funding	2,631.0	2,168.5	1,551.8	1,835.7
Collateralized loan obligation	75.0	155.0	255.0	255.0

Notes:
(1) Excludes unclaimed matured debentures.
(2) Includes wealth management customers' deposits

Total Equity

Total equity as of September 30, 2007 was ¥934.6 billion and included minority interests in subsidiaries of ¥280.1 billion.

Summary of Non-Consolidated Financial Results

We disclose non-consolidated financial information of Shinsei in addition to our consolidated financial statements. As a recipient of public funds, we are required by the FSA to update and report on Shinsei's non-consolidated performance in relation to targets set forth in our Revitalization Plan on a quarterly basis, and to publicly disclose that information semi-annually.

For the first six months of fiscal year 2007, Shinsei recorded a net loss of ¥2.1 billion. We achieved the revenue, expenses and ordinary business profit Revitalization Plan targets for the first six months of fiscal year 2007. However, net income was significantly adversely impacted by (i) the reserves and mark-downs related to our exposure to the U.S. residential mortgage market and (ii) a charge of ¥22.0 billion for the impairment of our investment in APLUS' and Shinki's common shares.

Impairment of Investment in APLUS' Common Shares

As of September 30, 2007, APLUS' common share price was ¥82 as compared to ¥184 as of March 31, 2007. As a result, an impairment of APLUS' common shares amounting to ¥15.9 billion was recorded in the first six months of fiscal year 2007. This is in addition to the valuation allowance of ¥9.2 billion recorded at March 31, 2007 which represented the decline in value of these shares between the time of our acquisition of APLUS (¥243.2 per share) and March 31, 2007 (¥184.0 per share).

Impairment of Shinki's Common Shares

At the end of September 2007, Shinki's common share price was ¥97 as compared to ¥333 as of March 31, 2007. As a result, an impairment of Shinki's common shares of ¥6.0 billion was recorded. This is in addition to the valuation allowance of ¥6.6 billion assessed at March 31, 2007, which represented the decline in value of these shares between the book value (¥591.6 per share) and the price on March 31, 2007 (¥333.0 per share).

Supplemental Non-Consolidated Measures

In addition to the reporting items set forth in our non-consolidated financial statements, Japanese banking law requires us to disclose gross business profit (*gyomu soneki*) on a non-consolidated basis. Furthermore, in the Japanese banking industry, net business profit before general reserve for loan losses (*jisshitsu gyomu jun-eki*) has traditionally been used as a measure of the profitability of core banking operations. We review these

non-Japanese GAAP performance measures in monitoring the results of our operations.

Gross business profit is the sum of:

- net interest income;
- net fees and commissions, which consist of:
  - fees on loans as well as on sales of asset management products,
  - other fee-based activities, and
  - income on monetary assets held in trust (in keeping with the definition of gross business profit in our Revitalization Plan);
- net trading income; and
- net other business income, which includes, among other things, gains or losses on securities and foreign exchange.

Net business profit before general reserve for loan losses is gross business profit minus non-consolidated total expenses, which corresponds to our consolidated general and administrative expenses.

While these business profit measures should not be viewed as a substitute for net income, management believes that these non-Japanese GAAP measures provide a meaningful way of comparing a number of the important components of Shinsei's revenues and profitability from year to year. The table below sets forth these supplemental financial data and corresponding reconciliations to net income under Japanese GAAP for the six months ended September 30, 2007 and 2006.

Table 14. Supplemental Measures (Non-Consolidated)

	Billions of yen	
	Six months ended September 30, 2007	Six months ended September 30, 2006
Gross business profit (*gyomu soneki*)[1]:		
Net interest income	¥ 39.5	¥ 30.4
Net fees and commissions[1]	29.3	21.6
Net trading income	4.9	9.0
Net other business income	3.1	6.1
Total gross business profit[1]	76.9	67.3
Total expenses	42.4	39.6
Net business profit[1][2] (*jisshitsu gyomu jun-eki*)	34.5	27.6
Other operating expenses, net[3]	(11.0)	(1.3)
Net operating income (*keijo rieki*)	23.5	26.3
Extraordinary (loss) income	(26.6)	12.4
(Loss) income before income taxes	(3.1)	38.8
Current income taxes (benefit)	(7.7)	(1.6)
Deferred income tax expense (benefit)	6.7	(1.1)
Net (loss) income	¥ (2.1)	¥ 41.5

Notes:
(1) Includes income from monetary assets held in trust of ¥21.6 billion in the six months ended September 30, 2007 and ¥15.4 billion in the six months ended September 30, 2006.
(2) Excludes provisions for or reversals of general reserve for loan losses.
(3) Excludes income from monetary assets held in trust.

Asset Quality and Disposal of Problem Loans of Shinsei

As of September 30, 2007, 60.7% of our consolidated problem loans as disclosed in accordance with the guidelines of the Japanese Bankers' Association (JBA) were held by Shinsei and most of the rest were held by APLUS. This discussion of our asset quality presents information of Shinsei on a non-consolidated basis unless otherwise specified. In particular, problem claims as defined in the Financial Revitalization Law are only disclosed on a non-consolidated basis, and therefore do not include problem loans held by APLUS. For a discussion of the problem claims of APLUS and Showa Leasing see "—Asset Quality of APLUS and Showa Leasing".

We classify our obligors and assess our asset quality based on our self-assessment manual developed in accordance with guidelines published by the FSA. We generally perform our self-assessment quarterly and at least semi-annually. The self-assessment process involves classifying obligors based on their financial condition and then categorizing claims against obligors in order of collection risk. Based on these classifications, we establish reserves and disclose our problem loans and other claims using criteria specified in the Financial Revitalization Law. We also disclose our problem loans under a format devised by the JBA for the disclosure of risk-monitored loans.

Claims Classified Under the Financial Revitalization Law

Under the Financial Revitalization Law, Japanese banks categorize their total claims in four categories by reference to the nature of the relevant assets. In addition to loans and bills discounted, claims that are subject to disclosure under the Financial Revitalization Law include foreign exchange claims, securities lent, private placement bonds guaranteed by Shinsei, accrued income and suspense payments in other assets, as well as customers' liabilities for acceptances and guarantees.

Disclosure of Claims Classified Under the Financial Revitalization Law

Our current management team has consistently emphasized the monitoring and reduction of problem loans. Shinsei's total amount of problem claims as disclosed pursuant to the Financial Revitalization Law as of September 30, 2007 stood at ¥45.9 billion, as compared to ¥27.9 billion at March 31, 2007. During the six months ended September 30, 2007, doubtful claims increased from ¥10.7 to ¥23.4 billion due to downgrades of corporate obligations from U.S. entities whose primary business related to residential mortgage finance and related services and substandard claims decreased by 22.6% to ¥12.5 billion. Claims against bankrupt and quasi-bankrupt obligors increased during the six months ended September 30, 2007, from ¥0.9 billion to ¥9.8 billion, as a result of stricter self-assessment. The ratio of non-performing claims disclosed under the Financial Revitalization Law to total non-consolidated claims as of September 30, 2007 increased to 0.8%, compared to 0.5% as of March 31, 2007.

Shinsei's other claims against need caution obligors, excluding substandard claims, totaled ¥102.5 billion as of September 30, 2007, a 17.1% decrease from ¥123.6 billion as of March 31, 2007, and included private placement bonds guaranteed by Shinsei and classified as other claims against need caution obligors. These claims represented 1.8% of total non-consolidated claims as of September 30, 2007, down from 2.3% as of March 31, 2007.

Table 15. Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen (except percentages)		
	As of September 30, 2007	As of September 30, 2006	As of March 31, 2007
Claims against bankrupt and quasi-bankrupt obligors	¥ 9.8	¥ 0.3	¥ 0.9
Doubtful claims	23.4	8.3	10.7
Substandard claims	12.5	17.2	16.2
Total claims disclosed under the Financial Revitalization Law[1]	45.9	25.9	27.9
Normal claims and claims against need caution obligors excluding substandard claims	5,584.1	4,780.5	5,266.7
Total claims	¥5,630.0	¥4,806.4	¥5,294.6
Ratio of total claims disclosed under the Financial Revitalization Law to total claims	0.8%	0.5%	0.5%

Note:
(1) Total claims disclosed under the Financial Revitalization Law include loans and bills discounted, customers' liabilities for acceptances and guarantees and other exposure to or in respect of bankrupt and quasi-bankrupt obligors and doubtful claims, as well as loans and bills discounted classified as substandard claims.

Coverage Ratios

As of September 30, 2007, Shinsei's non-consolidated coverage ratios for claims classified under the Financial Revitalization Law, which for each category of claims is the total of collateral pledged against claims, guarantees for claims and reserve for loan losses, measured against total claims, were 100.0% for claims against bankrupt and quasi-bankrupt obligors, 76.0% for doubtful claims and 89.2% for substandard claims. For all claims classified under the Law, the coverage ratio was 84.8%, an increase from 79.3% as of March 31, 2007.

Shinsei directly writes off, rather than reserves, the portion of claims against virtually and legally bankrupt obligors that are estimated to be uncollectible. In the six months ended September 30, 2007, ¥15.8 billion of such claims were written off on a non-consolidated basis.

Table 16. Coverage Ratios for Non-Performing Claims Disclosed Under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen (except percentages)				
		Amounts of coverage			
	Amount of claims	Reserve for loan losses	Collateral and guarantees	Total	Coverage ratio
As of September 30, 2007:					
Claims against bankrupt and quasi-bankrupt obligors	¥ 9.8	¥ –	¥ 9.8	¥ 9.8	100.0%
Doubtful claims	23.4	16.8	0.9	17.8	76.0
Substandard claims	12.5	3.0	8.1	11.1	89.2
Total	¥45.9	¥19.9	¥18.9	¥38.9	84.8%
As of September 30, 2006:					
Claims against bankrupt and quasi-bankrupt obligors	¥ 0.3	¥ –	¥0.3	¥ 0.3	100.0%
Doubtful claims	8.3	3.8	3.0	6.9	82.9
Substandard claims	17.2	7.3	5.0	12.4	71.8
Total	¥25.9	¥11.2	¥8.4	¥19.6	75.7%
As of March 31, 2007:					
Claims against bankrupt and quasi-bankrupt obligors	¥ 0.9	¥ –	¥0.9	¥ 0.9	100.0%
Doubtful claims	10.7	8.0	0.9	9.0	84.1
Substandard claims	16.2	6.5	5.6	12.1	75.0
Total	¥27.9	¥14.6	¥7.5	¥22.1	79.3%

Reserve for Credit Losses

The following table sets forth a breakdown of Shinsei's total reserve for credit losses on a non-consolidated basis as of the dates indicated:

Table 17. Reserve for Credit Losses (Non-Consolidated)

	Billions of yen (except percentages)	
	As of September 30, 2007	As of March 31, 2007
General reserve for loan losses	¥ 48.0	¥ 65.4
Specific reserve for loan losses	19.0	9.1
Reserve for loans to restructuring countries	0.0	0.0
Subtotal reserve for loan losses	67.1	74.5
Specific reserve for other credit losses	33.4	32.4
Total reserve for credit losses	¥ 100.5	¥ 106.9
Total claims[1]	¥5,630.0	¥5,294.6
Ratio of total reserve for loan losses to total claims	1.2%	1.4%
Ratio of total reserves for credit losses to total claims	1.8%	2.0%

Note:
(1) Total claims include loans and bills discounted, foreign exchange claims, securities lent, accrued interest income and suspense payment in other assets, as well as customers' liabilities for acceptances and guarantees.

As of September 30, 2007 and March 31, 2007, Shinsei's total reserve for credit losses on a non-consolidated basis was ¥100.5 billion and ¥106.9 billion, respectively, constituting 1.8% and 2.0%, respectively, of total claims as of each such date.

In the six months ended September 30, 2007, Shinsei applied the discounted cash flow method to 37.3% of its claims against possibly bankrupt obligors and 94.6% of its claims against substandard obligors, in each case by principal amount.

Risk-Monitored Loans

Consolidated risk-monitored loans increased by 16.0% during the six months ended September 30, 2007 to ¥75.2 billion. Non-consolidated non-accrual delinquent loans increased during the six months ended September 30, 2007, from ¥10.6 billion to ¥32.7 billion. The increase was primarily attributable to the downgrading of certain loans during the six month period.

The following tables set forth information concerning our consolidated and non-consolidated risk-monitored loans as of the dates indicated:

Table 18. Risk-Monitored Loans (Consolidated)

	Billions of yen (except percentages)	
	As of September 30, 2007	As of March 31, 2007
Loans and bills discounted	¥5,456.5	¥5,146.3
Loans to bankrupt obligors (A)	0.6	1.7
Non-accrual delinquent loans (B)	39.0	21.8
Total loans (A)+(B)	¥ 39.7	¥ 23.5
Ratio to total loans and bills discounted	0.7%	0.5%
Loans past due for three months or more (C)	¥ 9.9	¥ 4.7
Restructured loans (D)	25.5	36.4
Total risk-monitored loans (A)+(B)+(C)+(D)	¥ 75.2	¥ 64.8
Ratio to total loans and bills discounted	1.4%	1.3%
Reserve for credit losses	¥ 141.7	¥ 147.2

Table 19. Risk-Monitored Loans (Non-Consolidated)

	Billions of yen (except percentages)	
	As of September 30, 2007	As of March 31, 2007
Loans and bills discounted	¥5,335.1	¥5,075.2
Loans to bankrupt obligors (A)	0.3	0.6
Non-accrual delinquent loans (B)	32.7	10.6
Total loans (A)+(B)	¥ 33.0	¥ 11.2
Ratio to total loans and bills discounted	0.6%	0.2%
Loans past due for three months or more (C)	¥ 6.0	¥ 0.0
Restructured loans (D)	6.4	16.1
Total risk-monitored loans (A)+(B)+(C)+(D)	¥ 45.6	¥ 27.4
Ratio to total loans and bills discounted	0.9%	0.5%
Reserve for credit losses	¥ 100.5	¥ 106.9

Asset Quality of APLUS and Showa Leasing

APLUS and Showa Leasing classify their obligors and assess their asset quality on a semi-annual basis based on self-assessment manuals developed in accordance with guidelines published by the FSA. APLUS and Showa Leasing's assessments, where applicable, include, among other things, an assessment of credit extended to credit card customers as well as lease obligors, unsecured personal loans and customer guarantees.

The following tables set forth information concerning consolidated risk-monitored loans and risk-monitored installment receivables held by Shinsei, APLUS, Showa Leasing and other subsidiaries as of the dates indicated:

Table 20. Risk-Monitored Loans Breakdown for Large Entities (Consolidated)[1]

	Billions of yen			
	Shinsei	APLUS	Other subsidiaries	Total
As of September 30, 2007:				
Loans to bankrupt obligors	¥ 0.3	¥ –	¥ 0.3	¥ 0.6
Non-accrual delinquent loans	32.7	3.3	2.9	39.0
Loans past due for three months or more	6.0	3.7	0.1	9.9
Restructured loans	6.4	19.0	–	25.5
Total	¥45.6	¥26.1	¥ 3.4	¥75.2
As of March 31, 2007:				
Loans to bankrupt obligors	¥ 0.6	¥ –	¥ 1.0	¥ 1.7
Non-accrual delinquent loans	10.6	3.5	7.7	21.8
Loans past due for three months or more	0.0	4.6	0.1	4.7
Restructured loans	16.1	19.7	0.4	36.4
Total	¥27.4	¥27.8	¥ 9.4	¥64.8

Note:
(1) Showa Leasing has no such loans.

Table 21. Risk-Monitored Installment Receivables Included in Other Assets (Consolidated)[1]

	Billions of yen		
	APLUS	Showa Leasing	Total
As of September 30, 2007:			
Credits to bankrupt obligors	¥ 0.0	¥1.0	¥ 1.0
Non-accrual delinquent credits	1.8	1.1	2.9
Credits past due for three months or more	1.4	0.2	1.6
Restructured credits	8.0	0.1	8.1
Total	¥11.3	¥2.4	¥13.7
As of March 31, 2007:			
Credits to bankrupt obligors	¥ 0.0	¥0.2	¥ 0.2
Non-accrual delinquent credits	2.1	1.0	3.1
Credits past due for three months or more	1.6	0.0	1.7
Restructured credits	10.0	0.1	10.2
Total	¥13.8	¥1.5	¥15.4

Note:
(1) Shinsei has no such installment receivables.

Capital Ratios

From the fiscal year ended March 31, 2007, the Basel II methodology has been adopted to calculate capital ratios. For credit risk, the Foundation Internal Ratings Based Approach (F-IRB) has been applied. For operational risk, the Standardized Approach (TSA) has been adopted and the Internal Model Method has been used for market risk.

Our total capital adequacy ratio as of September 30, 2007 was 12.40%, compared with 13.13% as of March 31, 2007. Our Tier I capital ratio, or the ratio of Tier I capital to risk assets, decreased from 8.11% as of March 31, 2007 to 7.62% as of September 30, 2007. The decreases in the capital ratios at September 30, 2007 reflect mainly an increase in risk assets.

Table 22. Consolidated Capital Ratios[1]

	Billions of yen (except percentages)	
	As of September 30, 2007	As of March 31, 2007
Basic items (Tier I):		
Capital stock	¥ 451.2	¥ 451.2
Minority interests in consolidated subsidiaries	179.8	180.7
Consolidation goodwill and other intangible assets	(172.5)	(177.8)
Gain on sale of securitization	(13.9)	(16.5)
50% of expected loss provision shortfall	(9.8)	(9.1)
Total Tier I (A)	647.6	620.8
Supplementary items (Tier II):		
General reserve for loan losses	14.7	13.9
Perpetual preferred stocks	81.0	81.0
Perpetual subordinated debt and bonds	117.4	116.6
Non-perpetual preferred stocks	17.0	19.7
Non-perpetual subordinated debt and bonds	352.1	348.3
Total	¥ 582.3	¥ 579.7
Amount eligible for inclusion in capital (B)	¥ 537.0	¥ 522.0
Deduction (C)	131.0	137.7
Capital investment to affiliated companies	53.7	54.4
Unrated securitization exposure	52.2	68.7
50% of expected loss provision shortfall	9.8	9.1
Total capital (D) [(A)+(B)-(C)]	¥1,053.5	¥1,005.0
Risk assets:		
On-balance sheet items	¥6,392.9	¥5,585.8
Off-balance sheet items	1,378.0	1,458.1
Market Risk[2]	274.9	196.2
Operational Risk[2]	448.1	411.8
Total (E)	¥8,494.1	¥7,652.0
Consolidated capital adequacy ratio (D) / (E)	12.40%	13.13%
Consolidated Tier I capital ratio (A) / (E)	7.62	8.11

Notes:
(1) Basel II basis.
(2) Derived by multiplying the capital requirement by 12.5 (i.e., the reciprocal of the minimum capital ratio of 8%).

Interim Consolidated Balance Sheets (Unaudited)

Shinsei Bank, Limited, and Consolidated Subsidiaries
As of September 30, 2007 and 2006, and March 31, 2007

	Millions of yen			Thousands of U.S. dollars (Note 1)
	Sept. 30, 2007	Sept. 30, 2006	Mar. 31, 2007	Sept. 30, 2007
ASSETS				
Cash and due from banks (Notes 3 and 21)	¥ 394,179	¥ 312,406	¥ 448,554	$ 3,419,028
Call loans	736,100	20,000	43,100	6,384,769
Collateral related to securities borrowing transactions	74,763	27,215	11,050	648,481
Other monetary claims purchased (Note 4)	445,108	296,955	366,505	3,860,777
Trading assets (Notes 5, 21 and 32)	251,485	423,423	303,389	2,181,334
Monetary assets held in trust (Note 6)	417,655	506,563	502,332	3,622,648
Securities (Notes 7 and 21)	2,368,558	1,771,793	1,854,682	20,544,353
Loans and bills discounted (Notes 8, 21 and 31)	5,456,582	4,781,419	5,146,306	47,329,190
Foreign exchanges (Note 17)	26,798	13,908	15,047	232,447
Other assets (Notes 9, 21 and 32)	1,018,463	844,194	870,375	8,833,926
Premises and equipment (Notes 10 and 29)	372,222	398,152	382,460	3,228,574
Intangible assets (Note 11)	238,816	351,079	244,155	2,071,440
Deferred issuance expenses for debentures	111	115	103	964
Deferred tax assets	38,767	30,805	42,474	336,257
Customers' liabilities for acceptances and guarantees (Notes 20 and 21)	725,545	789,451	754,420	6,293,225
Reserve for credit losses (Note 12)	(141,710)	(133,820)	(147,275)	(1,229,166)
Total assets	¥12,423,448	¥10,433,666	¥10,837,683	$107,758,247
LIABILITIES AND EQUITY				
Liabilities:				
Deposits, including negotiable certificates of deposit (Notes 13 and 21)	¥ 5,870,638	¥ 4,945,741	¥ 5,420,930	$ 50,920,621
Debentures (Note 14)	686,588	758,891	703,298	5,955,317
Call money (Note 21)	1,377,475	449,989	692,792	11,947,919
Collateral related to securities lending transactions (Note 21)	285,107	41,407	8,333	2,472,956
Trading liabilities (Notes 15 and 32)	110,599	106,634	99,255	959,315
Borrowed money (Notes 16 and 21)	1,092,738	1,213,998	1,122,688	9,478,170
Foreign exchanges (Note 17)	19	4	118	170
Short-term corporate bonds	115,000	168,700	171,300	997,485
Corporate bonds (Note 18)	432,780	300,627	400,485	3,753,840
Other liabilities (Notes 19 and 32)	766,199	619,725	498,358	6,645,849
Accrued employees' bonuses	8,447	8,059	13,134	73,270
Accrued directors' bonuses	293	103	359	2,545
Reserve for employees' retirement benefits	3,204	3,190	3,521	27,799
Reserve for directors' retirement benefits	47	—	—	412
Reserve for losses on interest repayments	9,496	2,485	10,353	82,370
Reserve under special law	3	2	3	31
Deferred tax liabilities	4,611	13,903	5,075	40,003
Acceptances and guarantees (Notes 20 and 21)	725,545	789,451	754,420	6,293,225
Total liabilities	11,488,798	9,422,915	9,904,430	99,651,297
Equity:				
Capital stock (Notes 23 and 24):				
Common stock	402,853	291,853	291,853	3,494,265
Preferred stock	48,443	159,443	159,443	420,186
Capital surplus	18,558	18,558	18,558	160,971
Stock acquisition rights (Note 24)	877	260	517	7,609
Retained earnings	266,097	414,399	245,499	2,308,070
Unrealized gain (loss) on available-for-sale securities	(3,802)	(556)	5,091	(32,979)
Deferred gain (loss) on derivatives under hedge accounting	(9,537)	(3,944)	(7,744)	(82,725)
Foreign currency translation adjustments	3,605	2,604	2,952	31,276
Treasury stock, at cost (Note 23)	(72,561)	(136,543)	(72,560)	(629,383)
Total	654,534	746,075	643,611	5,677,290
Minority interests in subsidiaries (Note 22)	280,115	264,675	289,642	2,429,660
Total equity	934,650	1,010,750	933,253	8,106,950
Total liabilities and equity	¥12,423,448	¥10,433,666	¥10,837,683	$107,758,247

See accompanying "Notes to Interim Consolidated Financial Statements (Unaudited)," which are an integral part of these statements.

Interim Consolidated Statements of Operations (Unaudited)

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the six months ended September 30, 2007 and 2006, and the fiscal year ended March 31, 2007

	Millions of yen			Thousands of U.S. dollars (Note 1)
	Sept. 30, 2007 (6 months)	Sept. 30, 2006 (6 months)	Mar. 31, 2007 (1 year)	Sept. 30, 2007 (6 months)
Interest income:				
Interest on loans and bills	¥84,612	¥59,341	¥127,026	$733,908
Interest and dividends on securities	20,597	16,811	32,309	178,657
Interest on deposits with banks	3,292	1,514	4,284	28,556
Other interest income	2,992	5,278	9,198	25,960
Total interest income	111,494	82,946	172,818	967,081
Interest expenses:				
Interest on deposits, including negotiable certificates of deposit	22,901	13,692	34,341	198,643
Interest and discounts on debentures	1,569	1,556	3,006	13,613
Interest on other borrowings	17,250	5,864	16,964	149,629
Other interest expenses	13,259	10,115	23,009	115,011
Total interest expenses	54,981	31,228	77,322	476,896
Net interest income	56,513	51,717	95,496	490,185
Fees and commissions income	35,164	34,075	70,858	305,010
Fees and commissions expenses	11,974	11,808	24,409	103,868
Net fees and commissions	23,189	22,266	46,449	201,142
Net trading income (Note 25)	7,234	11,272	17,809	62,749
Other business income, net:				
Income on leased assets and installment receivables, net	27,270	25,592	51,123	236,542
Income on monetary assets held in trust, net	12,019	6,271	14,725	104,251
Net gain on foreign exchanges	5,178	6,886	10,423	44,916
Net gain (loss) on securities	(163)	11,048	15,144	(1,417
Net gain on other monetary claims purchased	11,620	10,351	19,978	100,793
Other, net (Note 26)	(4,256)	(7,038)	(14,772)	(36,922
Net other business income	51,668	53,111	96,622	448,163
Total revenue	138,606	138,367	256,378	1,202,239
General and administrative expenses:				
Personnel expenses	32,530	32,100	62,701	282,160
Premises expenses	8,672	8,466	17,359	75,222
Technology and data processing expenses	10,120	10,055	20,116	87,780
Advertising expenses	5,033	5,585	10,971	43,658
Consumption and property taxes	4,206	3,865	7,386	36,488
Deposit insurance premium	1,715	1,417	2,835	14,882
Other general and administrative expenses	15,189	14,423	28,862	131,750
General and administrative expenses	77,468	75,913	150,233	671,940
Amortization of goodwill and other intangible assets	6,107	10,541	20,800	52,979
Total general and administrative expenses	83,576	86,454	171,034	724,919
Net business profit	55,030	51,913	85,343	477,320
Net credit costs (Note 27)	30,715	5,235	51,934	266,422
Other gains (losses), net (Note 28)	18,940	606	(99,117)	164,287
Income (loss) before income taxes and minority interests	43,254	47,284	(65,708)	375,185
Income taxes (benefit):				
Current	4,053	1,367	3,249	35,155
Deferred	5,319	(1,209)	(24,615)	46,137
Minority interests in net income of subsidiaries	10,696	8,269	16,643	92,782
Net income (loss)	¥23,186	¥38,857	¥ (60,984)	$201,111
		Yen		U.S. dollars (Note 1)
Basic net income (loss) per common share (Note 33)	¥15.72	¥27.19	¥(45.92)	$0.14
Diluted net income per common share (Note 33)	12.72	19.54	—	0.11

See accompanying "Notes to Interim Consolidated Financial Statements (Unaudited)," which are an integral part of these statements.

Interim Consolidated Statements of Changes in Equity (Unaudited)

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the six months ended September 30, 2007 and 2006, and the fiscal year ended March 31, 2007

	Millions of yen			Thousands of U.S. dollars (Note 1)
	Sept. 30, 2007 (6 months)	Sept. 30, 2006 (6 months)	Mar. 31, 2007 (1 year)	Sept. 30, 2007 (6 months)
Common stock:				
Balance at beginning of period	¥ 291,853	¥180,853	¥180,853	$2,531,476
Conversion from preferred stock	111,000	111,000	111,000	962,789
Balance at end of period	402,853	291,853	291,853	3,494,265
Preferred stock:				
Balance at beginning of period	159,443	270,443	270,443	1,382,975
Conversion into common stock	(111,000)	(111,000)	(111,000)	(962,789)
Balance at end of period	48,443	159,443	159,443	420,186
Capital surplus:				
Balance at beginning of period	18,558	18,558	18,558	160,971
Balance at end of period	18,558	18,558	18,558	160,971
Stock acquisition rights:				
Balance at beginning of period	517			4,488
Net change during the period	359	260	517	3,121
Balance at end of period	877	260	517	7,609
Retained earnings:				
Balance at beginning of period	245,499	379,502	379,502	2,129,409
Dividends paid	(2,587)	(3,947)	(7,443)	(22,444)
Net income (loss)	23,186	38,857	(60,984)	201,111
Disposal of treasury stock	—	(13)	(15)	—
Retirement of treasury stock	—	—	(63,963)	—
Other changes by exclusion of affiliates	—	—	(1,595)	—
Changes by inclusion of subsidiaries (former non-consolidated subsidiaries)	(0)	—	—	(6)
Balance at end of period	266,097	414,399	245,499	2,308,070
Unrealized gain (loss) on available-for-sale securities:				
Balance at beginning of period	5,091	2,208	2,208	44,164
Net change during the period	(8,893)	(2,765)	2,882	(77,143)
Balance at end of period	(3,802)	(556)	5,091	(32,979)
Deferred gain (loss) on derivatives under hedge accounting:				
Balance at beginning of period	(7,744)			(67,173)
Net change during the period	(1,792)	(3,944)	(7,744)	(15,552)
Balance at end of period	(9,537)	(3,944)	(7,744)	(82,725)
Foreign currency translation adjustments:				
Balance at beginning of period	2,952	3,781	3,781	25,610
Net change during the period	653	(1,177)	(829)	5,666
Balance at end of period	3,605	2,604	2,952	31,276
Treasury stock, at cost:				
Balance at beginning of period	(72,560)	(12)	(12)	(629,376)
Purchase of treasury stock	(0)	(136,671)	(136,672)	(7)
Disposal of treasury stock	—	140	160	—
Retirement of treasury stock	—	—	63,963	—
Balance at end of period	(72,561)	(136,543)	(72,560)	(629,383)
Minority interests in subsidiaries:				
Balance at beginning of period	289,642			2,512,293
Net change during the period	(9,526)	264,675	289,642	(82,633)
Balance at end of period	280,115	264,675	289,642	2,429,660
Total equity	¥ 934,650	¥1,010,750	¥933,253	$8,106,950

See accompanying "Notes to Interim Consolidated Financial Statements (Unaudited)," which are an integral part of these statements.

Interim Consolidated Statements of Cash Flows (Unaudited)

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the six months ended September 30, 2007 and 2006, and the fiscal year ended March 31, 2007

	Millions of yen			Thousands of U.S. dollars (Note 1)
	Sept. 30, 2007 (6 months)	Sept. 30, 2006 (6 months)	Mar. 31, 2007 (1 year)	Sept. 30, 2007 (6 months)
Cash flows from operating activities:				
Income (loss) before income taxes and minority interests	¥ 43,254	¥ 47,284	¥ (65,708)	$ 375,185
Adjustments for:				
Income taxes paid	(1,324)	(3,986)	(5,684)	(11,485
Depreciation	70,022	72,499	143,567	607,362
Amortization of goodwill and other intangible assets	6,107	10,541	20,800	52,979
Impairment losses on goodwill, other intangible assets and other	—	—	95,691	—
Net change in reserve for credit losses	(4,944)	(11,048)	2,406	(42,890
Net change in other reserves	(5,734)	(3,468)	9,801	(49,742
Interest income	(111,494)	(82,946)	(172,818)	(967,081
Interest expenses	54,981	31,228	77,322	476,897
Investment (gains) losses	(4,177)	(10,755)	(28,583)	(36,234
Net exchange (gain) loss	11,956	1,481	3,811	103,704
Net change in trading assets	51,903	(229,842)	(109,808)	450,200
Net change in trading liabilities	11,345	(43,356)	(50,735)	98,407
Net change in loans and bills discounted	(307,691)	(693,734)	(1,058,658)	(2,668,847
Net change in deposits, including negotiable certificates of deposit	448,702	873,982	1,349,171	3,891,946
Net change in debentures	(16,709)	(260,017)	(315,610)	(144,936
Net change in borrowed money (other than subordinated debt)	(30,150)	46,243	(47,062)	(261,519
Net change in corporate bonds (other than subordinated corporate bonds)	27,565	6,845	7,141	239,094
Net change in interest-bearing deposits with banks	(43,779)	(26,217)	(28,630)	(379,735
Net change in call loans, collateral related to securities borrowing transactions and other monetary claims purchased	(829,759)	15,585	(59,502)	(7,197,148
Net change in call money, collateral related to securities lending transactions, commercial paper and short-term corporate bonds (liabilities)	905,156	496,896	709,226	7,851,127
Net change in foreign exchange assets	(11,751)	(1,768)	(2,907)	(101,928
Net change in foreign exchange liabilities	(99)	(34)	79	(862
Interest received	102,723	72,521	166,959	891,003
Interest paid	(61,662)	(24,086)	(78,506)	(534,847
Net change in securities for trading purposes	437	(37,471)	46,072	3,792
Net change in monetary assets held in trust for trading purposes	70,477	(59,235)	(61,663)	611,310
Net change in leased assets	(46,686)	(77,836)	(121,645)	(404,948
Other, net	(59,234)	152,347	(7,677)	(513,791
Total adjustments	226,179	214,367	482,555	1,961,828
Net cash provided by (used in) operating activities	269,434	261,651	416,847	2,337,013
Cash flows from investing activities:				
Purchase of investments	(1,510,443)	(1,216,129)	(2,555,729)	(13,101,250
Proceeds from sales of investments	323,297	82,890	260,930	2,804,208
Proceeds from maturity of investments	854,063	861,947	1,911,506	7,407,960
Purchase of premises and equipment (other than leased assets)	(2,733)	(2,094)	(3,734)	(23,708
Proceeds from sales of premises and equipment (other than leased assets)	1,508	6,525	6,616	13,087
Proceeds from sale of subsidiary's stocks	24,999	3,077	3,077	216,838
Payment for acquisition of business	(31,302)	—	—	(271,513
Other, net	(4,670)	(2,272)	(17,832)	(40,510
Net cash provided by (used in) investing activities	(345,280)	(266,054)	(395,165)	(2,994,888
Cash flows from financing activities:				
Proceeds from subordinated debt	—	60,000	62,000	—
Repayment of subordinated debt	—	(98,000)	(98,000)	—
Proceeds from issuance of subordinated corporate bonds	—	—	92,161	—
Payment for redemption of subordinated corporate bonds	(2,308)	(10,945)	(10,945)	(20,026
Proceeds from minority shareholders of subsidiaries	1,200	0	20,253	10,412
Payment for capital returned to minority shareholders of subsidiaries	(4,227)	(628)	(1,227)	(36,668
Dividends paid	(2,587)	(3,947)	(7,443)	(22,444
Dividends paid to minority shareholders of subsidiaries	(13,803)	(8,422)	(11,175)	(119,732
Purchase of treasury stock	(0)	(136,671)	(136,672)	(7
Proceeds from sale of treasury stock	—	126	145	—
Net cash provided by (used in) financing activities	(21,728)	(198,486)	(90,903)	(188,465
Foreign currency translation adjustments on cash and cash equivalents	7	2	1	62
Net change in cash and cash equivalents	(97,567)	(202,887)	(69,220)	(846,278
Cash and cash equivalents at beginning of period	271,493	340,713	340,713	2,354,873
Cash and cash equivalents at end of period (Note 3)	¥ 173,925	¥ 137,826	¥ 271,493	$ 1,508,595

See accompanying "Notes to Interim Consolidated Financial Statements (Unaudited)," which are an integral part of these statements.
Note: Investments consist of securities and monetary assets held in trust for other than trading purposes.

Notes to Interim Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

The accompanying interim consolidated financial statements of Shinsei Bank, Limited (the "Bank") and its consolidated subsidiaries (collectively, the "Group"), stated in Japanese yen, are prepared on the basis of generally accepted accounting principles in Japan (Japanese GAAP) and in conformity with the Banking Law of Japan (the "Banking Law"), and compiled from the interim consolidated financial statements prepared under the provisions set forth in the Accounting Standards for Interim Consolidated Financial Statements (the Business Accounting Council, March 13, 1998) and the standards of the Financial Instruments and Exchange Law of Japan, which are different in certain respects as to *application and disclosure requirements of International Financial* Reporting Standards.

Certain reclassifications and rearrangements have been made to the interim consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the accompanying notes include information that is not required under Japanese GAAP, but is presented herein for the convenience of readers.

The preparation of interim consolidated financial statements in conformity with Japanese GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As permitted by the Financial Instruments and Exchange Law of Japan, yen amounts, except for per share amounts, are presented in millions of yen and are rounded down to the nearest million. As a result, the totals do not necessarily agree with the sum of the individual amounts.

The interim consolidated financial statements are stated in Japanese yen, the currency of the country in which the Bank is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥115.29 to U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on September 30, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

The Bank was placed under temporary nationalization by the Prime Minister of Japan on October 23, 1998, under Section 1 of Article 36 of *the Financial Revitalization Law of Japan, and continued its operations in* accordance with Articles 47 and 48 of the same law. The Bank's temporary nationalization status was terminated on March 1, 2000, when all common shares of the Bank held by the Deposit Insurance Corporation of Japan (the "DIC") were transferred to New LTCB Partners C.V. in accordance with the Share Purchase Agreement, dated February 9, 2000 (the "Share Purchase Agreement").

In the fiscal year ended March 31, 2004, the Bank completed an initial public offering (IPO) of its shares and became listed on the First Section of the Tokyo Stock Exchange on February 19, 2004. The Bank's then controlling shareholder, New LTCB Partners C.V., offered the shares sold in the IPO. Following the IPO, the Bank also completed a secondary share offering on February 17, 2005. Prior to the secondary offering, the Bank's controlling shareholder, New LTCB Partners C.V., distributed most of its shareholdings to its investors. The investors, in turn, sold an aggregate of 36.9% of the Bank's outstanding common shares in the secondary offering.

2. Summary of Significant Accounting Policies

(a) Principles of Consolidation

The Group applied its consolidation scope using the control and influence concept. Under the control and influence concept, those companies in which the Bank, directly or indirectly, is able to exercise control over operations are fully consolidated and those companies in which the Bank, directly or indirectly, is able to exercise significant influence over operations are accounted for by the equity method.

The number of consolidated subsidiaries and affiliates as of September 30, 2007 and 2006 was as follows:

	As of September 30,	
	2007	2006
Consolidated subsidiaries	98	89
Unconsolidated subsidiaries	95	88
Affiliates accounted for by the equity method	29	27

Unconsolidated subsidiaries are mainly operating companies that undertake leasing business based on the *Tokumei Kumiai* system (silent partnerships). *Tokumei Kumiai*'s assets, liabilities, profit and loss virtually belong to each silent partner, and the Group does not have any material transactions with these subsidiaries. Therefore, these subsidiaries are excluded from consolidation in order to avoid any material misunderstanding by the Bank's stakeholders.

Other unconsolidated subsidiaries are excluded from consolidation because they are not material to the financial condition or results of operations of the Group.

Major consolidated subsidiaries as of September 30, 2007 were as listed below:

Name	Location	Percentage ownership
APLUS Co., Ltd.	Japan	68.9%
Showa Leasing Co., Ltd.	Japan	96.4%
Shinsei Trust & Banking Co., Ltd.	Japan	100.0%
Shinsei Securities Co., Ltd.	Japan	100.0%

All significant inter-company transactions, related account balances and unrealized gains and losses have been eliminated in consolidation. As of September 30, 2007, the six month period ending dates are September 30 for 64 subsidiaries and June 30 for 34 subsidiaries. Those consolidated subsidiaries whose six month periods end at dates other than September 30 are consolidated using their six month period-end financial statements with appropriate adjustments made for significant transactions during the period from the ending dates of their six month periods to the date of the Group's interim consolidated financial statements, except that 6 subsidiaries whose six month periods end at June 30 are consolidated using their September 30 interim financial statements.

Major affiliates accounted for by the equity method as of September 30, 2007 were as listed below:

Name	Location	Percentage ownership
Shinki Co., Ltd.	Japan	36.4%
Hillcot Holdings Limited	Bermuda	33.7%
Jih Sun Financial Holding Company Limited	Taiwan	32.9%

(b) Goodwill and Other Intangible Assets

The Bank recognized certain identifiable intangible assets in connection with the acquisition of APLUS Co., Ltd. ("APLUS") and Showa Leasing Co., Ltd. ("Showa Leasing"), because they arose from contractual or other legal rights, or were separable. The identified intangible assets with amortization method and period are as listed below:

APLUS Co., Ltd.

Identified intangible assets	Amortization method	Amortization period
Trade name and trademarks	Straight-line	10 years
Customer relationship	Sum-of-the-years digits	10 years
Merchant relationship	Sum-of-the-years digits	20 years

Showa Leasing Co., Ltd.

Identified intangible assets	Amortization method	Amortization period
Trade name	Straight-line	10 years
Customer relationship	Sum-of-the-years digits	20 years
Maintenance component contracts	Straight-line	Subject to the remaining contract years
Sublease contracts	Straight-line	Subject to the remaining contract years

The excess of the purchase price over the fair value of the net assets acquired, including identified intangible assets, was recorded as goodwill and is amortized on a straight-line basis over 20 years. The amortization period is the maximum period allowed under Japanese GAAP and was determined based upon the Bank's business strategy. The unamortized balances of identified intangible assets and goodwill are subject to impairment testing.

The Bank includes amortization of goodwill and other intangible assets in total general and administrative expenses.

(c) Impairment of Goodwill and Other Intangible Assets

The Bank conducts impairment testing for goodwill and other intangible assets semiannually as a result of certain triggering events such as:

- An expectation of an operating loss or negative cash flow in two consecutive years
- Impairment of underlying investment securities is recognized
- A significant adverse change in the environment surrounding the business operations of the subsidiary, such as a change in law which significantly impacts the business in a negative way, the suspension of business due to sanction or adverse changes in the interest rate laws

As the first step of the impairment test, we estimate the non-discounted future cash flow value of the business as a grouping unit. If the value of the non-discounted future cash flows is less than the book value of the net assets, including goodwill and other intangible assets, of the business, it is determined that impairment exists and the next step of the impairment test is performed to measure the amount of impairment loss, if any

The next step of the impairment test compares the "value in use," which is calculated as the discounted value of future cash flows of the business, and the net asset book value which includes unamortized balances of goodwill and other intangible assets. Impairment loss for the total of goodwill and other intangible assets (A) is recognized as an amount by which the net asset book value exceeds the "value in use." The fair value of other intangible assets (and any other assets) will be determined in the same manner used to apply purchase accounting at the time of the initial acquisition, and the impairment loss of other intangible assets (B) is determined as the difference between the fair value and book value. Finally, the impairment loss of goodwill is calculated as the residual calculated as (A) less (B) above.

(d) Translation of Foreign Currency Financial Statements and Transactions

(i) The interim financial statements of consolidated foreign subsidiaries are translated into Japanese yen at exchange rates as of their respective interim balance sheet dates, except for equity, which is translated at historical exchange rates. Differences arising from such translation are shown as "foreign currency translation adjustments" in a separate component of equity in the accompanying interim consolidated balance sheets.

(ii) Foreign currency accounts held by consolidated foreign subsidiaries are translated into the currency of the subsidiary at the respective period-end exchange rates.

(iii) Foreign currency-denominated assets and liabilities and the accounts of overseas branches of the Bank and domestic consolidated subsidiaries are translated into Japanese yen at the exchange rates prevailing at the interim balance sheet date, except for investments in unconsolidated subsidiaries and affiliates which are translated at the relevant historical exchange rates.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and non-interest-bearing deposits.

(f) Other Monetary Claims Purchased

The components of other monetary claims purchased are principally loans held for trading purposes. Other monetary claims purchased held for trading purposes are recorded at fair value and unrealized gains and losses are recorded in other business income, net.

(g) Valuation of Trading Account Activities

Trading account positions entered into to generate gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices, or from price differences among markets, are included in trading assets and trading liabilities on a trade date basis.

Trading securities and monetary claims purchased for trading purposes are stated at market value and derivative financial instruments related to trading positions are stated at fair value based on estimated amounts that would be settled in cash if such positions were terminated at the end of the period, which reflects liquidation and credit risks.

Trading revenue and trading expenses include interest received and paid during the period and unrealized gains and losses resulting from the change in the value of securities, monetary claims purchased, and derivatives between the beginning and the end of the period.

(h) Monetary Assets Held in Trust

The components of trust assets are accounted for based on the standard appropriate for each asset type. Instruments held in trust for trading purposes are recorded at fair value and unrealized gains and losses are recorded in other business income, net. Instruments held in trust classified as available-for-sale are recorded at fair value with the corresponding unrealized gains and losses recorded directly in a separate component of equity.

Instruments held in trust classified as available-for-sale for which fair value is not readily determinable are carried at cost.

(i) Securities

Securities other than investments in unconsolidated subsidiaries and affiliates are classified into three categories, based principally on the Group's intent, as follows:

Trading securities are securities held in anticipation of gains arising from short-term changes in market value and/or held for resale to customers. Trading securities are carried at fair value with corresponding unrealized gains and losses recorded in income.

Securities being held to maturity are debt securities for which the Group has both the positive intent and ability to hold until maturity. Securities being held to maturity are carried at amortized cost determined by the moving average method.

Securities available-for-sale are securities other than trading securities and securities being held to maturity. Securities available-for-sale are carried at fair value with the corresponding unrealized gains and losses recorded directly in a separate component of equity. The cost of sales of these securities is determined by the moving average method. Securities available-for-sale for which fair value is not readily determinable are carried at moving average cost or amortized cost determined by the moving average method.

In addition, investments in unconsolidated subsidiaries that are not accounted for by the equity method are carried at cost determined by the moving average method.

Individual securities are written down when a decline in fair value below the cost of such securities is deemed to be other than temporary.

(j) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation.

Depreciation of the Group's buildings and the Bank's computer equipment (including ATMs) other than personal computers is computed principally using the straight-line method, and depreciation of other equipment is computed principally using the declining-balance method. Principal estimated useful lives of buildings and equipment as of September 30, 2007 were as follows:

Buildings .... 3 years to 50 years
Equipment .... 2 years to 15 years

(k) Software

Capitalized software for internal use is depreciated using the straight-line method based on the Group's estimated useful lives (mainly 5 or 8 years).

(l) Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. An impairment loss would be recognized if the carrying amount of assets exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of assets. The impairment loss would be measured as the amount by which the carrying amount of an asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition. No significant impairment loss was recognized for the six month periods ended September 30, 2007 and 2006.

(m) Deferred Charges

Deferred issuance expenses for debentures and the Bank's corporate bonds issued after April 1, 2006 are amortized using the straight-line method over the term of the debentures and corporate bonds.

Deferred issuance expenses for debentures and the Bank's corporate bonds issued before March 31, 2006 are amortized using the straight-line method over the shorter of the terms of the debentures and corporate bonds or the maximum three-year period stipulated in the former Japanese Commercial Code and its regulations.

Consolidated subsidiaries' deferred issuance expenses for corporate bonds are amortized using the straight-line method over the terms of the corporate bonds.

Formation costs and stock issuance costs of consolidated subsidiaries are charged to income as incurred.

(n) Reserve for Credit Losses

The reserve for loan losses of the Bank and the consolidated domestic trust and banking subsidiary has been established as detailed below based on the Bank's internal rules for establishing the reserve.

For claims to obligors who are legally bankrupt (due to bankruptcy, special liquidation, etc.) or virtually bankrupt, a specific reserve is provided based on the amount of claims, after the charge-off stated below, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to obligors who are possibly bankrupt, a specific reserve is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

The Bank applies the discounted cash flow method (the "DCF method") *in calculating the loan loss reserve amounts for most of the claims against* obligors categorized as possibly bankrupt or substandard under the self-assessment guidelines. Under the DCF method, the loan loss reserve is determined as the difference between (a) relevant estimated cash flows discounted by the original contractual interest rate and (b) the book value of the claim. In cases where it is difficult to reasonably estimate future cash flows, the Bank sets aside as reserves the product of the estimated loss ratios on the claims and either (a) the balance of the claims, in the case of claims against substandard obligors, or (b) the unsecured, unguaranteed portion of the claims, in the case of claims against possibly bankrupt obligors.

For other claims, the Bank provides a general reserve based on historical loan loss experience.

The historical loan loss ratio had previously been calculated by taking the greater result from the following two calculation methods: (1) the average of three consecutive calculation periods defined to be past one year as from each fiscal year-end (0.5 year for the interim closing), or (2) the average of three consecutive calculation periods defined to be past three years as from each fiscal year-end (2.5 years for the interim closing). However, the recent actual loan loss ratio has rapidly declined, resulting in a poorer basis for loan loss calculation., Starting from the fiscal year ending March 31, 2007, the calculation methodology has been changed to taking the greater result of the following two methods: (A) the existing methodology mentioned above, or (B) the average of all calculation periods since 1998 when the actual track records for loan losses have been maintained. As a result, the reserve for credit losses as of September 30, 2006 was ¥20,822 million higher and income before income taxes and minority interests for the six months ended September 30, 2006 was lower by the same amount than would have been the case using the previous calculation method.

For specific foreign claims, there is a reserve for loans to restructuring countries which has been provided based on losses estimated by considering the political and economic conditions in those countries.

All claims are assessed by business divisions and branches based on the predetermined internal rules for the self-assessment of asset quality. The Asset-Assessment management division, which is independent from business divisions and branches, conducts verifications of these assessments, and additional reserves may be provided based on the verification results.

The reserve for other credit losses primarily consists of reserves on amounts, included in accounts receivable, that the Bank believes the DIC is obligated to reimburse to it in accordance with certain indemnification clauses in the Share Purchase Agreement but which DIC has not yet accepted, as well as certain litigation claims and a reserve taken on the Bank's contribution to an industry-wide fund set up to purchase and collect loans.

The consolidated subsidiaries other than the domestic trust and banking subsidiary calculate the general reserve for "normal" and "caution, including substandard" categories based on the specific actual historical loss ratio, and the specific reserve for the "possibly bankrupt," "virtually bankrupt" and "legally bankrupt" categories based on estimated losses, considering the recoverable value.

For collateralized or guaranteed claims of the Bank and a certain consolidated subsidiary to obligors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been charged off and totaled ¥66,818 million (U.S.$579,569 thousand) and ¥37,347 million as of September 30, 2007 and 2006, respectively.

(o) Accrued Bonuses for Employees and Directors
Accrued bonuses for employees and directors are provided in the amount of the estimated bonuses which are attributable to each period.

(p) Reserve for Employees' Retirement Benefits
The Bank, APLUS and Showa Leasing each have a non-contributory defined benefit pension plan and certain of the Bank's consolidated domestic subsidiaries have unfunded severance indemnity plans, which cover substantially all of the Group's employees. The reserve for employees' retirement benefits is provided for the payment of employees' retirement benefits based on the estimated amounts of the actuarial retirement benefit obligation net of the estimated value of pension assets. Net actuarial gains and losses and prior service costs are amortized using the straight line method over the average remaining service period mainly from the period of occurrence.

Effective April 1, 2000, the Bank adopted a new accounting standard for employees' retirement benefits and accounts for the liabilities for retirement benefits based on the projected benefit obligations net of plan assets at the balance sheet date. The transitional unrecognized net retirement benefit obligation for the Bank of ¥9,081 million is being amortized using the straight-line method over 15 years.

(q) Reserve for Directors' Retirement Benefits
On April 13, 2007, the Japanese Institute of Certified Public Accountants (the "JICPA") issued "Auditing Treatment for Reserves under Special Taxation Measures Law, Allowances or Reserves under Special Law and Reserves for Directors' Retirement Benefits" effective from the fiscal year starting on or after April 1, 2007. In accordance with this standard, the reserve for directors' retirement benefits is provided for the payment of directors' retirement benefits for certain subsidiaries based on estimated amounts of future payments attributed to each period. Previously, retirement benefits for directors in some of consolidated subsidiaries had been expensed when paid. As a result, general and administrative expenses increased by ¥47 million (U.S.$412 thousand), and income before income taxes and minority interests decreased by ¥47 million (U.S.$412 thousand) for the six months ended September 30, 2007.

(r) Reserve for Losses on Interest Repayments
On October 13, 2006, the Japanese Institute of Certified Public Accountants (the "JICPA") issued "Audit Guidelines on Consumer Finance Companies' Provisions for Possible Losses on Reimbursements of Excess Interest Payments" (the "Audit Guidelines"). These guidelines stipulate that consumer and commercial finance companies must make certain provisions for possible losses on reimbursements of excess interest payments and loan losses related to consumer finance loans extended at interest rates in excess of the maximum interest rate prescribed in the Interest Rate Restriction Law. The amount of such reserve is calculated using the average period to maturity of the affected loans, an estimate of the percentage of such loan transactions that will be subject to a future reimbursement request based on past experience and an estimate of the average amount to be reimbursed based on past experience. The cumulative effect of the adoption of the Audit Guidelines, ¥909 million, was recorded in other gains (losses), net, for the six months ended September 30, 2006.

(s) Reserve under Special Law
The reserve under special law is provided for contingent liabilities from brokering of securities transactions in accordance with section 1 of Article 46-5 of the Financial Instruments and Exchange Law of Japan as of September 30, 2007 and with Article 51 of the Securities and Exchange Law of Japan as of September 30, 2006.

(t) Presentation of Equity
On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented outside of shareholders' equity are now presented as components of equity. Such items include stock acquisition rights, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ended on or after May 1, 2006. Reclassification of prior years is not permitted.

(u) Accounting for Stock Options
On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Options" and related guidance which are applicable to stock options newly granted on and after May 1, 2006. Based on this standard and guidance, the Bank recognizes compensation expense for stock options based on the fair value at the date of grant over the vesting period as consideration for receiving services. In the balance sheets, stock options are presented as stock acquisition rights as a separate component of equity until exercised.

(v) Accounting for Lease Transactions
Under Japanese accounting standards for leases, finance leases where the ownership of the property is deemed to transfer to the lessee are capitalized, while other finance leases can be accounted for as operating leases if certain "as if capitalized" information is disclosed in the notes to the interim consolidated financial statements. All leases entered into by the Bank and its consolidated domestic subsidiaries as lessee have been accounted for as operating leases.

Lease and rental income is recognized at the due date of each lease payment according to the lease contracts. Leased assets held by consolidated domestic subsidiaries as lessor are depreciated using the straight-line method over the leasing periods.

(w) Installment Sales Finance and Credit Guarantees
Fees from installment sales finance have principally been prorated over the respective number of installments, and the prorated amounts have been recognized as income either when they become due (the "sum-of-the-months digits method"), or by using the credit-balance method depending on the contract terms.

Fees from credit guarantees have been recognized either by the sum-of-the-months digits method, the straight-line method or the credit-balance method depending on the contract terms.

(x) Income Taxes
Deferred income taxes relating to temporary differences between financial reporting and tax bases of assets and liabilities and tax loss carryforwards have been recognized. The asset and liability approach is used to recognize deferred income taxes.

The Bank files its corporate income tax return under the consolidated corporation tax system, which allows companies to base tax payments on the combined profits and losses of the Bank and its wholly owned domestic subsidiaries.

A valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized.

(y) Derivatives and Hedge Accounting
Derivatives are stated at fair value. Derivative transactions that meet the hedge accounting criteria are primarily accounted for using a deferral

method whereby unrealized gains and losses are deferred until the gains and losses on the hedged items are realized.

(i) Hedge of interest rate risks
Derivative transactions that meet the hedge accounting criteria for mitigating interest risks of the Bank's financial assets and liabilities are accounted for using the deferral method. Prior to April 1, 2003, the Bank principally applied a "macro hedge" approach for interest rate derivatives used to manage interest rate risks, and its ALM activities based on the transitional treatment prescribed in Industry Audit Committee Report No. 24 issued by the JICPA. Effective April 1, 2003, the Bank adopted portfolio hedging to determine the effectiveness of its hedging instruments in accordance with Report No. 24. Under portfolio hedging, a portfolio of hedged items with common maturities such as deposits or loans is designated and matched with a group of hedging instruments such as interest rate swaps, which offset the effect of fair value fluctuations of the hedged items by identified maturities. The effectiveness of the portfolio hedging is assessed by each group.

Deferred hedge losses and deferred hedge gains previously recorded on the consolidated balance sheets as a result of macro hedge accounting before implementation of portfolio hedging are being amortized as interest expense or income over the remaining lives of the hedging instruments. The unamortized balances of deferred hedge losses attributable to macro hedge accounting, before deduction of tax benefit, as of September 30, 2007 and 2006 were ¥17 million (U.S.$150 thousand) and ¥28 million, respectively.

The interest rate swaps of certain consolidated subsidiaries which qualify for hedge accounting and meet specific matching criteria are not remeasured at fair value, but the net payments or receipts under the swap agreements are recognized and included in interest expenses or income.

(ii) Hedge of foreign exchange fluctuation risks
Fund swap and certain currency swap transactions are accounted for using either deferral hedge accounting or fair value hedge accounting in accordance with Industry Audit Committee Report No. 25 of the JICPA.

Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange contracts bought or sold and forward foreign exchange contracts sold or bought. Such transactions are contracted for the purpose of lending or borrowing in a different currency and converting the corresponding principal equivalents and foreign currency equivalents to pay and receive, whose amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange contracts bought or sold.

Under deferral hedge accounting, hedged items are identified by grouping the foreign currency-denominated financial assets and liabilities by currencies and designating derivative transactions such as currency swap transactions and forward exchange contracts as hedging instruments. Hedge effectiveness is reviewed by comparing the total foreign currency position of the hedged items and hedging instruments by currency.

The Bank also applies deferral hedge accounting and fair value hedge accounting to translation gains or losses from foreign currency assets of net investments in foreign affiliates and securities available-for-sale (other than bonds denominated in foreign currencies) when such foreign currency exposures recorded as assets are hedged with offsetting foreign currency liabilities and the liabilities exceed the acquisition cost of such foreign currency assets.

(iii) Inter-company and intra-company derivative transactions
Gains and losses on inter-company and intra-company derivative hedging transactions between the trading book and the banking book are not eliminated since offsetting transactions with third parties are appropriately entered into in conformity with the non-arbitrary and strict hedging policy in accordance with Industry Audit Committee Reports No. 24 and No. 25. As a result, in the banking book, realized gains and losses on such inter-company and intra-company transactions are reported in current earnings and valuation gains and losses which meet the hedge accounting criteria are deferred. On the other hand, in the trading book, realized gains and losses and valuation gains and losses on such inter-company and intra-company transactions are substantially offset with covering contracts entered into with third parties.

(z) Per Share Information
Basic net income (loss) per common share calculations represent net income (loss) available to common shareholders, divided by the weighted average number of outstanding shares of common stock during the respective period, retroactively adjusted for stock splits and reverse stock splits.

Diluted net income per common share calculations consider the dilutive effect of common stock equivalents, which include preferred shares and stock acquisition rights, assuming that all preferred shares were converted into common shares at the beginning of the period with an applicable adjustment for related dividends on preferred stock, and that stock acquisition rights were fully exercised at the time of issuance for those issued during the period and at the beginning of the period for those previously issued and outstanding at the beginning of the period.

(aa) Reclassifications
Certain reclassifications have been made to the interim consolidated financial statements for the six months ended September 30, 2006 to conform to the presentation for the six months ended September 30, 2007.

3. Cash and Cash Equivalents

The reconciliation of cash and cash equivalents at end of period and cash and due from banks in the interim consolidated balance sheets as of September 30, 2007 and 2006 was as follows:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Cash and due from banks	¥ 394,179	¥ 312,406	$ 3,419,028
Interest-bearing deposits included in due from banks	(220,253)	(174,579)	(1,910,433)
Cash and cash equivalents at end of period	¥ 173,925	¥ 137,826	$ 1,508,595

4. Other Monetary Claims Purchased

(a) Other monetary claims purchased as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Trading purposes	¥252,625	¥209,715	$2,191,219
Other	192,483	87,240	1,669,558
Total	¥445,108	¥296,955	$3,860,777

(b) The fair value and the unrealized loss of other monetary claims purchased for trading purposes as of September 30, 2007 and 2006 were as follows:

	Millions of yen				Thousands of U.S. dollars	
	As of September 30,					
	2007		2006		2007	
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Trading purposes	¥252,625	¥(7,917)	¥209,715	¥(8,536)	$2,191,219	$(68,678)

5. Trading Assets

Trading assets as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Trading securities	¥ 31,536	¥ 23,039	$ 273,540
Derivatives for trading securities	14,640	8,944	126,986
Securities held to hedge trading transactions	102,083	284,890	885,454
Derivatives for securities held to hedge trading transactions	4,836	6,789	41,950
Trading-related financial derivatives	97,744	99,760	847,810
Other trading assets	644	—	5,594
Total	¥251,485	¥423,423	$2,181,334

6. Monetary Assets Held in Trust

(a) Monetary assets held in trust as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Trading purposes	¥268,619	¥336,670	$2,329,950
Other	149,035	169,893	1,292,698
Total	¥417,655	¥506,563	$3,622,648

(b) The fair value and the unrealized loss of monetary assets held in trust for trading purposes as of September 30, 2007 and 2006 were as follows:

	Millions of yen				Thousands of U.S. dollars	
	As of September 30,					
	2007		2006		2007	
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Trading purposes	¥268,619	¥(5,903)	¥336,670	¥(6,473)	$2,329,950	$(51,210)

(c) The acquisition cost, which is the same as the book value, of monetary assets held in trust for other than trading purposes as of September 30, 2007 and 2006 was ¥149,035 million (U.S.$1,292,698 thousand) and ¥169,893 million, respectively.

7. Securities

(a) Securities as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Trading securities	¥ 116,156	¥ 200,137	$ 1,007,515
Securities being held to maturity	438,835	346,909	3,806,364
Securities available-for-sale:			
Marketable securities, at fair value	1,433,099	945,780	12,430,389
Book value of securities whose fair value is not readily determinable	320,532	205,026	2,780,224
Investments in unconsolidated subsidiaries, at cost and affiliates using the equity method	59,934	73,939	519,861
Total	¥2,368,558	¥1,771,793	$20,544,353

The above balances do not include securities held in relation to securities borrowing transactions with or without cash collateral, securities purchased under resale agreements or securities accepted as collateral based on derivative transactions, where the Group has the right to sell or pledge such securities without restrictions. The balances of those securities as of September 30, 2007 and 2006 were ¥128,928 million (U.S.$1,118,299 thousand) and ¥72,565 million, respectively.

The amount of guarantee obligation for privately-placed bonds (Item 3 of Article 2 of the Financial Instruments and Exchange Law), out of bonds included in securities as of September 30, 2007, was ¥103,763 million (U.S.$900,025 thousand).

(b) The amortized cost and the fair value of marketable securities (other than trading securities) as of September 30, 2007 and 2006 were as follows:

	Millions of yen							
	As of September 30, 2007				As of September 30, 2006			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Securities being held to maturity:								
Japanese national government bonds	¥ 324,431	¥ 324	¥ 915	¥ 323,840	¥314,437	¥ 94	¥1,419	¥313,112
Japanese corporate bonds	101,656	153	19	101,790	32,472	9	5	32,476
Foreign debt securities	12,747	343	—	13,091	—	—	—	—
Total	¥ 438,835	¥ 821	¥ 935	¥ 438,721	¥346,909	¥ 103	¥1,424	¥345,589
Securities available-for-sale:								
Equity securities	¥ 23,674	¥ 2,142	¥ 2,261	¥ 23,555	¥ 11,984	¥2,332	¥ 885	¥ 13,432
Japanese national government bonds	563,094	97	3,611	559,580	396,134	67	3,265	392,936
Japanese local government bonds	114,974	13	66	114,921	71,796	0	31	71,764
Japanese corporate bonds	206,174	203	219	206,157	185,996	270	90	186,175
Other, mainly foreign debt securities	529,178	11,863	12,155	528,885	280,215	1,633	405	281,470
Total	¥1,437,095	¥14,319	¥18,314	¥1,433,099	¥946,127	¥4,304	¥4,678	¥945,780

	Thousands of U.S. dollars			
	As of September 30, 2007			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Securities being held to maturity:				
Japanese national government bonds	$ 2,814,045	$ 2,816	$ 7,945	$ 2,808,917
Japanese corporate bonds	881,747	1,331	169	882,909
Foreign debt securities	110,571	2,980	—	113,551
Total	$ 3,806,363	$ 7,127	$ 8,114	$ 3,805,377
Securities available-for-sale:				
Equity securities	$ 205,346	$ 18,581	$ 19,614	$ 204,313
Japanese national government bonds	4,884,156	843	31,324	4,853,675
Japanese local government bonds	997,261	118	579	996,801
Japanese corporate bonds	1,788,309	1,762	1,908	1,788,163
Other, mainly foreign debt securities	4,589,974	102,898	105,434	4,587,437
Total	$12,465,046	$124,202	$158,859	$12,430,389

Gross unrealized gain and loss as of September 30, 2006, as presented above, do not include the valuation gains or losses related to certain securities with embedded derivatives, which are carried at ¥27 million (gain), and for which the gains or losses have been recorded in other business income, net.

Individual securities are written down when a decline in fair value below the cost of such securities is deemed to be other than temporary. The amount written down is accounted for as impaired loss. Impaired loss of marketable securities available-for-sale for the six months ended September 30, 2006 was ¥323 million.

(c) Securities available-for-sale sold during the six months ended September 30, 2007 and 2006 were as follows:

	Millions of yen					
	Six months ended September 30, 2007			Six months ended September 30, 2006		
	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Securities available-for-sale sold	¥289,734	¥4,902	¥731	¥99,025	¥8,218	¥1,934

	Thousands of U.S. dollars		
	Six months ended September 30, 2007		
	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Securities available-for-sale sold	$2,513,090	$42,520	$6,345

(d) The book value of securities available-for-sale whose fair value is not readily determinable as of September 30, 2007 and 2006 was as follows:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Equity securities	¥ 15,280	¥ 6,754	$ 132,537
Japanese local government bonds	4	4	34
Japanese corporate bonds	193,690	131,421	1,680,024
Foreign securities	79,845	58,739	692,565
Other	31,712	8,106	275,064
Total	¥320,532	¥205,026	$2,780,224

(e) Redemption schedules for securities being held to maturity and available-for-sale as of September 30, 2007 and 2006 were as follows:

	Millions of yen							
	As of September 30, 2007				As of September 30, 2006			
	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Bonds:								
Japanese national government bonds	¥530,632	¥306,448	¥ —	¥46,930	¥202,392	¥455,164	¥ 2,459	¥ 47,357
Japanese local government bonds	112,707	516	1,701	—	71,754	4	9	—
Japanese corporate bonds	172,219	269,304	59,979	—	162,714	176,021	13,057	41,800
Subtotal	815,559	576,269	61,681	46,930	436,861	631,191	15,525	89,158
Other	19,518	170,919	202,385	202,022	6,355	101,573	130,984	138,360
Total	¥835,077	¥747,189	¥264,066	¥248,952	¥443,217	¥732,764	¥146,509	¥227,519

	Thousands of U.S. dollars			
	As of September 30, 2007			
	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Bonds:				
Japanese national government bonds	$4,602,592	$2,658,068	$ —	$ 407,060
Japanese local government bonds	977,598	4,478	14,760	—
Japanese corporate bonds	1,493,794	2,335,890	520,250	—
Subtotal	7,073,984	4,998,436	535,010	407,060
Other	169,295	1,482,519	1,755,447	1,752,296
Total	$7,243,279	$6,480,955	$2,290,457	$2,159,356

8. Loans and Bills Discounted

Loans and bills discounted as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Loans on deeds	¥4,712,138	¥3,931,343	$40,872,052
Loans on bills	109,723	117,647	951,715
Bills discounted	662	356	5,743
Overdrafts	634,058	732,072	5,499,680
Total	¥5,456,582	¥4,781,419	$47,329,190

(a) Loans and bills discounted include loans to bankrupt obligors totaling ¥623 million (U.S.$5,405 thousand) and ¥2,077 million as of September 30, 2007 and 2006, respectively, as well as non-accrual delinquent loans totaling ¥39,076 million (U.S.$338,945 thousand) and ¥19,401 million as of September 30, 2007 and 2006, respectively.

Non-accrual delinquent loans include loans classified as "possibly bankrupt" and "virtually bankrupt" under the Bank's self-assessment guidelines.

In addition to non-accrual delinquent loans as defined, certain other loans classified as "substandard" under the Bank's self-assessment guidelines include loans past due for three months or more.

Loans past due for three months or more consist of loans for which the principal and/or interest is three months or more past due but exclude loans to bankrupt obligors and non-accrual delinquent loans. The balances of loans past due for three months or more as of September 30, 2007 and 2006 were ¥9,961 million (U.S.$86,404 thousand) and ¥4,125 million, respectively.

Restructured loans are loans where the Group relaxes lending conditions, such as by reducing the original interest rate, or by forbearing interest payments or principal repayments to support the borrower's reorganization, but exclude loans to bankrupt obligors, non-accrual delinquent loans or loans past due for three months or more. The outstanding balances of restructured loans as of September 30, 2007 and 2006 were ¥25,543 million (U.S.$221,562 thousand) and ¥38,241 million, respectively.

(b) The total outstanding amounts deducted from the loan account for loan participations as of September 30, 2007 and 2006 were ¥68,270 million (U.S.$592,161 thousand) and ¥125,737 million, respectively. This "off-balance sheet" treatment was in accordance with guidelines issued by the JICPA. The total amount of such loans in which the Bank participated was ¥238,958 million (U.S.$2,072,673 thousand) as of September 30, 2007.

(c) The amount of loans sold through senior certificates under a collateralized loan obligation ("CLO") securitization totaled ¥74,688 million (U.S.$647,830 thousand) and ¥183,646 million as of September 30, 2007 and 2006, respectively, with the subordinated certificates retained by the Bank totaling ¥19,971 million (U.S.$173,224 thousand) and ¥67,373 million as of September 30, 2007 and 2006, respectively, recorded as loans.

A reserve for credit losses was established based on the aggregate amount of the senior and subordinated certificate portions described above, taking into consideration all credit risks to be absorbed by the subordinated certificates.

(d) Bills discounted, such as bank acceptances bought, commercial bills discounted, documentary bills and foreign exchange contracts bought, are accounted for as financing transactions in accordance with Industry Audit Committee Report No. 24 issued by the JICPA, although the Group has the right to sell or pledge them without restrictions. The face values of such bills discounted held as of September 30, 2007 and 2006 were ¥725 million (U.S.$6,297 thousand) and ¥199 million, respectively.

9. Other Assets

Other assets as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Accrued income	¥ 50,095	¥ 44,053	$ 434,515
Prepaid expenses	7,298	7,356	63,304
Fair value of derivatives	209,704	68,051	1,818,931
Financial stabilization fund contribution	70,239	70,239	609,238
Accounts receivable	124,567	53,678	1,080,470
Installment receivables	438,550	483,950	3,803,887
Security deposits	15,063	16,178	130,656
Suspense payables	48,200	30,715	418,084
Other	54,744	69,971	474,841
Total	¥1,018,463	¥844,194	$8,833,926

Installment receivables in other assets as of September 30, 2007 and 2006 include credits to bankrupt obligors totaling ¥1,041 million (U.S.$9,033 thousand) and ¥1,252 million, non-accrual delinquent credits totaling ¥2,936 million (U.S.$25,474 thousand) and ¥3,575 million, credits past due for three months or more of ¥1,651 million (U.S.$14,326 thousand) and ¥2,066 million, and restructured credits of ¥8,143 million (U.S.$70,631 thousand) and ¥13,985 million, respectively.

10. Premises and Equipment

Premises and equipment as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Buildings	¥ 50,269	¥ 50,062	$ 436,028
Land	41,548	41,756	360,379
Tangible leased assets	533,083	475,546	4,623,852
Other	18,993	16,862	164,747
Subtotal	643,895	584,227	5,585,006
Accumulated depreciation	(271,673)	(186,075)	(2,356,432)
Net book value	¥372,222	¥398,152	$ 3,228,574

11. Intangible Assets

Intangible assets as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Software	¥ 24,909	25,432	$ 216,063
Goodwill, net	154,119	219,411	1,336,795
Intangibles acquired through acquisitions	18,467	¥ 63,887	160,187
Intangible leased assets	41,201	42,214	357,375
Other	117	134	1,020
Total	¥238,816	¥351,079	$2,071,440

12. Reserve for Credit Losses

Reserve for credit losses as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Reserve for loan losses:			
General reserve	¥ 83,171	¥ 50,893	$ 721,409
Specific reserve	25,077	49,642	217,519
Reserve for loans to restructuring countries	8	6	77
Subtotal	108,257	100,541	939,005
Specific reserve for other credit losses	33,452	33,278	290,161
Total	¥141,710	¥133,820	$1,229,166

13. Deposits, Including Negotiable Certificates of Deposit

Deposits, including negotiable certificates of deposit, as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Current	¥ 21,227	¥ 28,729	$ 184,121
Ordinary	1,492,880	1,305,638	12,948,920
Notice	23,884	25,364	207,173
Time	3,153,377	2,836,302	27,351,698
Negotiable certificates of deposit	719,310	348,388	6,239,138
Other	459,957	401,317	3,989,571
Total	¥5,870,638	¥4,945,741	$50,920,621

14. Debentures

Debentures as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Coupon debentures	¥686,588	¥758,891	$5,955,317

Annual maturities of debentures as of September 30, 2007 were as follows:

Year ending September 30	Millions of yen	Thousands of U.S. dollars
2008	¥160,550	$1,392,576
2009	147,978	1,283,531
2010	129,408	1,122,458
2011	130,284	1,130,062
2012 and thereafter	118,367	1,026,690
Total	¥686,588	$5,955,317

15. Trading Liabilities

Trading liabilities as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Trading securities sold for short sales	¥ 4,518	¥ —	$ 39,189
Derivatives for trading securities	13,262	15,756	115,037
Derivatives for securities held to hedge trading transactions	1,228	1,073	10,655
Trading-related financial derivatives	91,527	89,487	793,892
Other	62	316	542
Total	¥110,599	¥106,634	$959,315

16. Borrowed Money

Borrowed money as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Subordinated debt	¥ 108,000	¥ 106,000	$ 936,768
Borrowings from other financial institutions	984,738	1,107,998	8,541,402
Total	¥1,092,738	¥1,213,998	$9,478,170

Annual maturities of borrowed money as of September 30, 2007 were as follows:

Year ending September 30	Millions of yen	Thousands of U.S. dollars
2008	¥ 407,691	$3,536,227
2009	214,382	1,859,509
2010	163,014	1,413,953
2011	49,457	428,987
2012 and thereafter	258,191	2,239,494
Total	¥1,092,738	$9,478,170

17. Foreign Exchanges

The assets and liabilities related to foreign currency trade financing activities of the Bank as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Foreign exchange assets:			
Foreign bills bought	¥ 63	¥ 7	$ 554
Foreign bills receivable	1,383	589	12,000
Due from foreign banks	25,351	13,311	219,893
Total	¥26,798	¥13,908	$232,447
Foreign exchange liabilities:			
Foreign bills payable	¥17	¥3	$149
Due to foreign banks	2	1	21
Total	¥19	¥4	$170

18. Corporate Bonds

Corporate bonds as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Corporate bonds	¥ 70,906	¥ 42,984	$ 615,024
Subordinated bonds	361,874	257,642	3,138,816
Total	¥432,780	¥300,627	$3,753,840

In February 2006, the Bank issued €1.0 billion of step-up callable subordinated notes. The issue price was 99.486% of the principal amount. The notes bear interests at the fixed rate per annum of 3.75% through February 23, 2011, and at the floating rate per annum equal to three-month EURIBOR plus 1.95% thereafter. The notes are redeemable at the Bank's option in whole but not in part on any interest payment date on or after February 23, 2011, subject to the prior approval of the Financial Services Agency of Japan.

In December 2006, the Bank issued £400 million of step-up callable perpetual subordinated notes. The issue price was 99.669% of the principal amount. The notes bear interests at the fixed rate per annum of 5.625% through December 6, 2013, and at the floating rate per annum equal to the London inter-bank offered rate for six-month deposits in British pounds plus 2.12% thereafter. The notes are redeemable at the Bank's option in whole but not in part on any interest payment date on or after December 6, 2013, subject to the prior approval of the Financial Services Agency of Japan.

Annual maturities of corporate bonds as of September 30, 2007 were as follows:

Year ending September 30	Millions of yen	Thousands of U.S. dollars
2008	¥ 2,778	$ 24,103
2009	13,315	115,494
2010	28,460	246,856
2011	9,233	80,089
2012 and thereafter	378,992	3,287,298
Total	¥432,780	$3,753,840

19. Other Liabilities

Other liabilities as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Accrued expenses	¥ 39,961	¥ 54,295	$ 346,621
Unearned income	2,014	2,354	17,473
Income taxes payable	4,311	1,615	37,400
Fair value of derivatives	160,569	63,270	1,392,743
Matured debentures, including interest	30,049	34,589	260,641
Trust account	4,971	30,145	43,120
Accounts payable	261,281	138,262	2,266,295
Deferred gains on installment receivables	46,392	62,854	402,402
Deposits payable	*121,671*	*114,391*	*1,055,349*
Other	94,976	117,946	823,805
Total	¥766,199	¥619,725	$6,645,849

20. Acceptances and Guarantees

Acceptances and guarantees as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Guarantees	¥725,402	¥789,451	$6,291,985
Letters of credit	142	—	1,240
Total	¥725,545	¥789,451	$6,293,225

21. Assets Pledged as Collateral

Assets pledged as collateral and debts collateralized as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Assets:			
Cash and due from banks	¥ 70	¥ 70	$ 607
Trading assets	—	41,415	—
Securities	553,352	274,190	4,799,662
Loans and bills discounted	27,868	95,000	241,724
Debts:			
Deposits, including negotiable certificates of deposit	¥ 805	¥ 598	$ 6,988
Call money	85,000	—	737,271
Collateral related to securities lending transactions	285,107	41,407	2,472,956
Borrowed money	40,532	84,593	351,573
Acceptances and guarantees	903	908	7,839

A total of ¥16,669 million (U.S.$144,584 thousand) and ¥44,737 million of unearned lease claims were pledged as collateral for the above-mentioned borrowed money as of September 30, 2007 and 2006, respectively.

In addition, ¥143,619 million (U.S.$1,245,726 thousand) of securities as of September 30, 2007, and ¥175,001 million of securities as of September 30, 2006 were pledged as collateral for transactions, including exchange settlements, swap transactions and replacement of margin for future trading.

Also, ¥711 million (U.S.$6,171 thousand) and ¥10,203 million of margin deposits for futures transactions outstanding were included in other assets as of September 30, 2007 and 2006, respectively.

22. Preferred Securities Issued by Subsidiaries Outside Japan

In February 2006, Shinsei Finance (Cayman) Limited, the Bank's wholly owned subsidiary, issued U.S.$775 million of step-up non-cumulative perpetual preferred securities. Dividends on the securities are payable on a non-cumulative basis annually in arrears at a rate of 6.418% until July 2016. After July 2016, dividends on the securities will be calculated at a floating rate of LIBOR plus 2.22%. On July 20, 2016 or any dividend payment date thereafter, Shinsei Finance (Cayman) Limited may redeem the securities at a price equal to the liquidation preference together with any dividends otherwise payable.

In March 2006, Shinsei Finance II (Cayman) Limited, the Bank's wholly owned subsidiary, issued U.S.$700 million of non-cumulative perpetual preferred securities. Dividends on the securities are payable on a non-cumulative basis annually in arrears at a rate of 7.160% until July 2016. After July 2016, dividends on the securities will be calculated at a floating rate of LIBOR plus 1.87%. On July 25, 2016 and on each dividend payment date falling at ten year intervals thereafter, Shinsei Finance II (Cayman) Limited may redeem the securities at a price equal to the liquidation preference together with any dividends otherwise payable.

These preferred securities are accounted for as minority interests in the interim consolidated financial statements of the Bank.

23. Equity

The authorized number of shares of capital stock (common stock and preferred stock) as of September 30, 2007 was as follows:

(a) 2,500,000 thousand common shares.

(b) 74,528 thousand preferred shares, non-voting and ranking prior to common shares with respect to payment of dividends and distribution on liquidation or winding-up of the Bank. The dividend rate and redemption and conversion rights, if any, are to be determined by the Board of Directors of the Bank prior to issuance.

The following table shows changes in the number of shares of common stock, preferred stock and treasury stock.

	Common stock	Preferred stock Class A	Preferred stock Class B	Treasury stock
	Issued number of shares (thousands)	Shares (thousands)	Shares (thousands)	Shares (thousands)
Six months ended September 30, 2007:				
Beginning of period	1,473,570	74,528	300,000	96,425
Increase	200,000	—	—	1
Decrease	—	—	(300,000)	—
End of period	1,673,570	74,528	—	96,427

On August 1, 2007, pursuant to the provisions of Shinsei Bank's Articles of Incorporation concerning the mandatory acquisition of 300,000 thousand Series 3 Class B Preferred Shares issued by the Bank, owned entirely by the Resolution and Collection Corporation (the "RCC"), the Bank acquired all relevant preferred shares and issued the Bank's 200,000 thousand common shares in exchange for these preferred shares. The Bank subsequently cancelled all the relevant preferred shares immediately after it obtain these shares, pursuant to Article 178 of the Corporate Act.

	Common stock	Preferred stock Class A	Preferred stock Class B	Treasury stock
	Issued number of shares (thousands)	Shares (thousands)	Shares (thousands)	Shares (thousands)
Six months ended September 30, 2006:				
Beginning of period	*1,358,537*	*74,528*	*600,000*	*17*
Increase	200,033	—	—	181,622
Decrease	—	—	(300,000)	(189)
End of period	1,558,570	74,528	300,000	181,450

On July 31, 2006, the DIC accepted the Bank's proposal for the RCC to dispose of its holdings of the Bank's common shares through a market transaction, following the conversion of 300,000 thousand out of the 600,000 thousand Class B preferred shares issued by the Bank into 200,033,338 of the Bank's common shares. The conversion price of the preferred shares was ¥599.90. In order to respond to a subsequent sale by the RCC, the Bank's Board of Directors approved the purchase of up to 201,000 thousand common shares for a maximum amount of ¥154 billion as treasury stock. Effective August 1, 2006, the conversion price of the remaining 300,000 thousand Class B preferred shares was revised from ¥599.90 to ¥735.

On August 16, 2006, the Bank proposed and obtained approval from the DIC for the RCC's sale of the Bank's common shares through a market transaction. In order to purchase the common shares in response to such a sale by the RCC, the Bank determined to place a purchase order at the closing price of ¥753 on the Tokyo Stock Exchange as of August 16, 2006 through ToSTNeT-2, the system of the Tokyo Stock Exchange for transactions at closing price, to be effected at 8:45 a.m. on August 17, 2006.

On August 17, 2006, following the RCC's sale of its holdings of the Bank's common shares (200,033 thousand shares) through ToSTNeT-2, the Bank placed a purchase order for the 200,033 thousand shares through ToSTNeT-2. Due to additional orders by others, the Bank's order resulted in the purchase of 175,466 thousand shares for the aggregate amount of ¥132,125 million.

The Bank purchased an additional 338 shares, the shares representing any fraction of the one unit of shares (*tangen-kabu*), following the request by the RCC pursuant to Article 192 of the Corporate Law.

24. Stock Acquisition Rights

The Bank issues stock acquisition rights as a stock option plan to directors, statutory executive officers and employees of the Bank and its subsidiaries as well as its senior advisors.

Stock acquisition rights provide eligible individuals (the "holders") with the right to purchase common stock of the Bank without any consideration at an exchange rate of one thousand common shares to one stock acquisition right. *The amount of money to be paid upon exercising* stock acquisition rights is the amount calculated by multiplying the payment amount per share (the "exercise price") and the number of common shares that can be purchased through the exercise of one stock acquisition right. Conditions are stipulated in the "Agreement on the Grant of Stock Acquisition Rights" entered into between the Bank and the holders to whom stock acquisition rights were allotted based on the resolution of the annual general meeting of shareholders and the meetings of the Board of Directors which resolves the issuance of stock acquisition rights afterwards.

On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Options" and related guidance, which requires companies to recognize compensation expense for stock acquisition rights based on the fair value at the date of grant and over the vesting periods for stock acquisition rights newly granted on and after May 1, 2006.

Stock-based compensation expense was ¥359 million (U.S.$3,121 thousand) for the six months ended September 30, 2007. The following table shows the details of the stock acquisition rights issued during the six months ended September 30, 2007:

Date of issuance	Total number of stock acquisition rights issued	Total number of holders	Exercise period	Exercise price	Fair value of the grant date
May 25, 2007	3,306	135	June 1, 2009–May 8, 2017	¥555	131 or 143
May 25, 2007	1,480	26	June 1, 2009–May 8, 2017	¥555	131 or 143
July 2, 2007	140	32	July 1, 2009–June 19, 2017	¥527	121 or 132

25. Net Trading Income

Net trading income for the six months ended September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	Six months ended September 30,		
	2007	2006	2007
Income from trading securities	¥2,279	¥ 1,200	$19,772
Income from securities held to hedge trading transactions	768	3,903	6,664
Income from trading-related financial derivatives	4,224	6,324	36,638
Other, net	(37)	(156)	(325)
Total	¥7,234	¥11,272	$62,749

26. Other Business Income, Net

"Other, net" in other business income, net, for the six months ended September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	Six months ended September 30,		
	2007	2006	2007
Incomes (Losses) from derivatives for banking purposes, net	¥ 8	¥(6,189)	$ 71
Equity in net income (loss) of affiliates	(6,443)	(3,547)	(55,889)
Gain on lease cancellation and other lease income, net	1,112	1,289	9,652
Other, net	1,065	1,409	9,244
Total	¥(4,256)	¥(7,038)	$(36,922)

27. Net Credit Costs

Net credit costs for the six months ended September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	Six months ended September 30,		
	2007	2006	2007
Losses on write-off of loans	¥ 98	¥ 403	$ 857
Net provision (reversal) of reserve for loan losses:			
Net provision (reversal) of general reserve for loan losses	(5,432)	24,752	(47,123)
Net provision (reversal) of specific reserve for loan losses	33,685	(20,752)	292,177
Net provision (reversal) of reserve for loan losses to restructuring countries	(0)	0	(3)
Subtotal	28,251	4,001	245,051
Net provision (reversal) of specific reserve for other credit losses	1,020	32	8,851
Other credit costs relating to leasing business	1,344	798	11,663
Total	¥30,715	¥ 5,235	$266,422

28. Other Gains (Losses), Net

Other gains (losses), net, for the six months ended September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	Six months ended September 30,		
	2007	2006	2007
Net gain (loss) on disposal of premises and equipment	¥ 379	¥ 2,073	$ 3,295
Pension-related costs	(302)	(302)	(2,626)
Gain on prescription of debentures	299	108	2,594
Recoveries of written-off claims	119	117	1,040
Gain on sale of subsidiary's stock	20,368	—	176,671
Provision of reserve for losses on interest repayments	(1,707)	(320)	(14,814)
Other, net	(215)	(1,071)	(1,873)
Total	¥18,940	¥ 606	$164,287

29. Lease Transactions

(a) Finance lease transactions, under which the ownership of the property is not deemed to transfer to the lessee as of September 30, 2007 and 2006 consisted of the following:

As Lessee

The assumed amounts of acquisition cost, accumulated depreciation and net balance of leased assets as of September 30, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
Leased assets	2007	2006	2007
Acquisition cost:			
Equipment	¥2,905	¥3,147	$25,200
Other	140	221	1,221
Total	¥3,046	¥3,369	$26,421
Accumulated depreciation:			
Equipment	¥2,014	¥1,489	$17,477
Other	88	101	768
Total	¥2,103	¥1,590	$18,245
Net balance:			
Equipment	¥ 890	¥1,658	$ 7,723
Other	52	120	453
Total	¥ 942	¥1,779	$ 8,176

Lease obligations as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Obligations:			
Due within one year	¥667	¥ 829	$5,792
Due after one year	325	1,027	2,827
Total	¥993	¥1,857	$8,619

For the six months ended September 30, 2007 and 2006, total lease payments were ¥418 million (U.S.$3,633 thousand) and ¥464 million, assumed depreciation expenses were ¥386 million (U.S.$3,351 thousand) and ¥428 million, and assumed interest expenses were ¥19 million (U.S.$166 thousand) and ¥32 million, respectively.

Assumed depreciation expense is calculated using the straight-line method over the useful life of the respective leased assets with zero residual value. The difference between total lease payments and the assumed acquisition cost of leased assets is charged to assumed interest expense and is allocated to each period using the interest method.

As Lessor

Acquisition cost, accumulated depreciation and net balance of leased assets as of September 30, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
Leased assets	2007	2006	2007
Acquisition cost:			
Equipment	¥451,484	¥421,604	$3,916,076
Other	80,513	72,528	698,357
Total	¥531,998	¥494,133	$4,614,433
Accumulated depreciation:			
Equipment	¥193,189	¥148,424	$1,675,681
Other	33,077	25,190	286,911
Total	¥226,267	¥173,614	$1,962,592
Net balance:			
Equipment	¥258,295	¥273,180	$2,240,395
Other	47,435	47,337	411,446
Total	¥305,730	¥320,518	$2,651,841

Future lease payment receivables as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Future lease payment receivables:			
Due within one year	¥109,349	¥112,918	$ 948,476
Due after one year	214,975	338,423	1,864,648
Total	¥324,325	¥451,342	$2,813,124

For the six months ended September 30, 2007 and 2006, total lease revenues were ¥67,411 million (U.S.$584,713 thousand) and ¥69,147 million, depreciation expenses were ¥55,612 million (U.S.$482,372 thousand) and ¥61,438 million, and assumed interest income was ¥9,551 million (U.S.$82,847 thousand) and ¥8,169 million, respectively.

Depreciation expense is calculated using the straight-line method over the leasing period. The difference between total lease revenues and acquisition cost of leased assets is credited to assumed interest income and is allocated to each period using the interest method.

(b) Non-cancelable operating lease obligations as lessee and future lease payment receivables as lessor as of September 30, 2007 and 2006 consisted of the following:

As Lessee

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Obligations:			
Due within one year	¥1,375	¥1,410	$11,928
Due after one year	3,041	4,435	26,379
Total	¥4,416	¥5,845	$38,307

As Lessor

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2007	2006	2007
Future lease payment receivables:			
Due within one year	¥ 8,427	¥ 8,168	$ 73,102
Due after one year	8,802	8,138	76,352
Total	¥17,230	¥16,307	$149,454

30. Segment Information

(a) Business Segment Information

The Group is engaged in banking and other related activities such as trust, securities and other businesses. Business segment information, however, has not been presented as the percentage of the other activities is not material to the banking business.

(b) Geographic Segment Information

Since the proportion of business that the Group conducts in Japan exceeds 90% of operating income, geographic segment information is not presented.

(c) Foreign Operating Income

Foreign operating income is comprised of income from transactions at overseas branches and consolidated overseas subsidiaries. The composition of this volume of such transactions for the Group did not reach 10% of its operating income, therefore foreign operating income information is not presented.

31. Off-Balance Sheet Lending-Related Financial Instruments

The Bank and certain of its consolidated subsidiaries issue commitments to extend credit and establish credit lines for overdrafts to meet the financing needs of their customers. The unfunded amounts of these commitments were ¥4,327,480 million (U.S.$37,535,610 thousand) and ¥4,443,476 million as of September 30, 2007 and 2006, out of which the amounts with original agreement terms of less than one year or which were cancelable were ¥3,925,254 million (U.S.$34,046,792 thousand) and ¥4,203,890 million as of September 30, 2007 and 2006, respectively. Since a large majority of these commitments expire without being drawn upon, the unfunded amounts do not necessarily represent future cash requirements. Many of such agreements include conditions granting the Bank and consolidated subsidiaries the right to reject the drawdown or to reduce the amount on the basis of changes in the financial circumstances of the borrower or other reasonable grounds.

In addition, the Bank obtains collateral when necessary to reduce credit risk related to these commitments.

32. Derivative Financial Instruments

(a) Interest Rate-Related Transactions
Interest rate-related transactions as of September 30, 2007 and 2006 were as follows:

	Millions of yen					
	As of September 30, 2007			As of September 30, 2006		
	Contract/ Notional principal	Fair value	Unrealized gain (loss)	Contract/ Notional principal	Fair value	Unrealized gain (loss)
Futures contracts (listed)	¥ 17,568	¥ (1)	¥ (1)	¥ 364,429	¥ (149)	¥ (149)
Interest rate options (listed)	—	—	—	110,892	(4)	(8)
Interest rate swaps (over-the-counter)	10,446,413	(4,296)	(4,296)	9,371,067	(3,201)	(3,201)
Interest rate swaptions (over-the-counter)	4,897,463	14,723	27,867	4,250,987	28,468	40,188
Interest rate options (over-the-counter)	362,337	(204)	675	510,726	24	2,062
Total		¥10,220	¥24,245		¥25,137	¥38,891

	Thousands of U.S. dollars		
	As of September 30, 2007		
	Contract/ Notional principal	Fair value	Unrealized gain (loss)
Futures contracts (listed)	$ 152,381	$ (9)	$ (9)
Interest rate options (listed)	—	—	—
Interest rate swaps (over-the-counter)	90,609,881	(37,266)	(37,266)
Interest rate swaptions (over-the-counter)	42,479,516	127,705	241,719
Interest rate options (over-the-counter)	3,142,836	(1,777)	5,855
Total		$ 88,653	$210,299

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income in the period of change. Derivatives for which hedge accounting was adopted were excluded from the table above.
(2) The fair value estimates for derivatives as of September 30, 2007 and 2006 are adjusted for credit risk by reducing ¥1,383 million (U.S.$12,003 thousand) and ¥1,062 million, respectively, and also adjusted for liquidity risk by reducing ¥3,258 million (U.S.$28,265 thousand) and ¥4,197 million, respectively, although the amounts of those risks are not reflected in the fair value shown in the tables.

(b) Currency-Related Transactions
Currency-related transactions as of September 30, 2007 and 2006 were as follows:

	Millions of yen					
	As of September 30, 2007			As of September 30, 2006		
	Contract/ Notional principal	Fair value	Unrealized gain	Contract/ Notional principal	Fair value	Unrealized gain
Currency swaps (over-the-counter)	¥ 1,540,338	¥20,322	¥20,322	¥ 623,506	¥10,107	¥10,107
Forward foreign exchange contracts (over-the-counter)	2,650,192	8,440	8,440	1,040,988	3,787	3,787
Currency options (over-the-counter)	11,220,960	(3,948)	12,014	1,467,704	(753)	8,354
Total		¥24,814	¥40,778		¥13,141	¥22,249

	Thousands of U.S. dollars		
	As of September 30, 2007		
	Contract/ Notional principal	Fair value	Unrealized gain
Currency swaps (over-the-counter)	$13,360,559	$176,276	$176,276
Forward foreign exchange contracts (over-the-counter)	22,987,186	73,210	73,210
Currency options (over-the-counter)	97,328,136	(34,247)	104,214
Total		$215,239	$353,700

Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income fund swap transactions and currency swap transactions for which hedge accounting was adopted in accordance with Industry Audit Committee Report No. 25 of the JICPA were excluded from the table above.

(c) Equity-Related Transactions
Equity-related transactions as of September 30, 2007 and 2006 were as follows:

	Millions of yen					
	As of September 30, 2007			As of September 30, 2006		
	Contract/ Notional principal	Fair value	Unrealized gain (loss)	Contract/ Notional principal	Fair value	Unrealized gain (loss)
Equity index futures (listed)	¥ 45,948	¥1,808	¥1,808	¥ 47,053	¥ 287	¥ 287
Equity index options (listed)	1,939	44	(5)	2,949	25	(57)
Equity options (over-the-counter)	552,075	(165)	2,903	436,921	(4,803)	917
Equity index swaps (over-the-counter)	1,000	65	65	—	—	—
Other (over-the-counter)	178,783	5,143	5,120	207,848	6,492	6,391
Total		¥6,897	¥9,893		¥2,002	¥7,539

	Thousands of U.S. dollars		
	As of September 30, 2007		
	Contract/ Notional principal	Fair value	Unrealized gain (loss)
Equity index futures (listed)	$ 398,544	$15,691	$15,691
Equity index options (listed)	16,826	389	(45)
Equity options (over-the-counter)	4,788,580	(1,435)	25,181
Equity index swap (over-the-counter)	8,674	572	572
Other (over-the-counter)	1,550,732	44,613	44,418
Total		$59,830	$85,817

Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(d) Bond-Related Transactions
Bond-related transactions as of September 30, 2007 and 2006 were as follows:

	Millions of yen					
	As of September 30, 2007			As of September 30, 2006		
	Contract/ Notional principal	Fair value	Unrealized gain	Contract/ Notional principal	Fair value	Unrealized gain
Bond futures (listed)	¥15,941	¥25	¥25	¥29,712	¥51	¥51

	Thousands of U.S. dollars		
	As of September 30, 2007		
	Contract/ Notional principal	Fair value	Unrealized gain
Bond futures (listed)	$138,277	$223	$223

Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(e) Credit Derivatives Transactions
Credit derivatives transactions as of September 30, 2007 and 2006 were as follows:

	Millions of yen					
	As of September 30, 2007			As of September 30, 2006		
	Contract/ *Notional* principal	*Fair* value	*Unrealized* gain	Contract/ *Notional* principal	*Fair* value	*Unrealized* loss
Credit default options (over-the-counter)	¥2,618,860	¥41,638	¥985	¥1,858,774	¥(373)	¥(373)

	Thousands of U.S. dollars		
	As of September 30, 2007		
	Contract/ Notional principal	Fair value	Unrealized loss
Credit default options (over-the-counter)	$22,715,414	$361,167	$8,550

Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

33. Net Income per Common Share

A reconciliation of the differences between basic and diluted net income per common share ("EPS") for the six months ended September 30, 2007 and 2006 is as follows:

	Net income (Millions of yen)	Weighted average shares (Thousands)	EPS (Yen)	EPS (U.S. dollars)
For the six months ended September 30, 2007:				
Basic EPS				
Net income available to common shareholders	¥22,701	1,443,810	¥15.72	$0.14
Effect of dilutive securities				
Preferred stock	484	377,972		
Diluted EPS				
Net income for computation	¥23,186	1,821,783	¥12.72	$0.11
For the six months ended September 30, 2006:				
Basic EPS				
Net income available to common shareholders	¥37,646	1,384,101	¥27.19	
Effect of dilutive securities				
Preferred stock	1,210	601,424		
Stock acquisition rights	—	2,588		
Diluted EPS				
Net income for computation	¥38,857	1,988,114	¥19.54	

34. Subsequent Events

(a) Support for Tender Offer and Issuance of New Shares by Third Party Allotment

The Bank's Board of Directors, at a meeting held on November 20, 2007, passed a resolution to express its support for the tender offer for up to 358,455 thousand common shares (representing 22.7% of the currently outstanding common shares excluding treasury shares) of the Bank and passed a resolution to issue new shares of common stock by third party allotment.

The Tender Offerors are newly formed investment vehicles whose investors include affiliates of J.C. Flowers & Co. LLC. The Tender Offerors expect to set the tender offer period for 30 business days from November 22, 2007 to January 10, 2008.

The Bank has entered into a transaction agreement with the Tender Offerors. Pursuant to the transaction agreement, the Bank agreed to issue ¥50 billion (117,647 thousand shares) of new shares by a third party allotment for the purpose of strengthening its capital base. The third party allotment is conditioned upon commencement and completion of the Tender Offer and the issue price of the Third Party Allotment is ¥425, the same as the Tender Offer price for the Tender Offer. The offering period ends March 18, 2008, subject to acceleration based on the Tender Offer schedule.

(b) Increase of Subsidiary

On November 27, 2007, Shinsei Bank made a full subscription to the rights offering of new shares proposed by Shinki. The number of shares to be received through this subscription is 76,822 thousand shares and the subscription amount is ¥7,682 million. As a result, including the 25,607 thousand shares held in Shinki before the subscription to Shinki's rights offering, the Bank will hold 102,430 thousand shares, representing approximately 67.7% of Shinki's common shares and Shinki will become a subsidiary of the Bank.

(c) Interim Dividends

The following interim dividends were paid on December 7, 2007 upon resolution of the Board of Directors adopted at a meeting held on November 14, 2007:

		Millions of yen	Thousands of U.S. dollars
Class A preferred share	(¥6.50 per share)	¥484	$4,202
Common share	(¥— per share)	—	—
Total		¥484	$4,202

Interim Non-Consolidated Balance Sheets (Unaudited)

Shinsei Bank, Limited
As of September 30, 2007 and 2006, and March 31, 2007

	Millions of yen			Thousands of U.S. dollars (Note)
	Sept. 30, 2007	Sept. 30, 2006	Mar. 31, 2007	Sept. 30, 2007
ASSETS				
Cash and due from banks	¥ 238,023	¥ 137,839	¥ 190,003	$ 2,064,561
Call loans	736,100	20,000	43,100	6,384,769
Collateral related to securities borrowing transactions	73,466	27,215	11,050	637,234
Other monetary claims purchased	171,131	63,778	69,856	1,484,354
Trading assets	207,349	393,601	284,137	1,798,502
Monetary assets held in trust	603,549	628,396	687,346	5,235,057
Securities	2,590,905	2,049,116	2,062,064	22,472,946
Valuation allowance for investments	—	—	(15,908)	—
Loans and bills discounted	5,335,172	4,683,764	5,075,281	46,276,110
Foreign exchanges	26,798	13,908	15,047	232,447
Other assets	437,712	238,584	325,654	3,796,620
Premises and equipment	21,026	21,337	20,768	182,383
Intangible assets	14,151	13,694	13,475	122,748
Deferred discounts on and issuance expenses for debentures	111	115	103	964
Deferred tax assets	30,984	29,537	35,559	268,752
Customers' liabilities for acceptances and guarantees	19,411	21,544	18,357	168,374
Reserve for credit losses	(100,555)	(98,492)	(106,977)	(872,193)
Total assets	¥10,405,340	¥8,243,944	¥8,728,921	$90,253,628
LIABILITIES AND EQUITY				
Liabilities:				
Deposits, including negotiable certificates of deposit	¥ 5,912,142	¥5,014,085	¥5,471,462	$51,280,615
Debentures	687,898	759,501	703,908	5,966,680
Call money	1,377,475	449,989	692,792	11,947,918
Collateral related to securities lending transactions	287,643	41,407	8,333	2,494,954
Trading liabilities	99,590	98,099	87,361	863,828
Borrowed money	293,275	320,850	276,760	2,543,805
Foreign exchanges	289	286	397	2,510
Corporate bonds	566,501	459,492	562,457	4,913,710
Other liabilities	510,306	328,503	237,614	4,426,283
Accrued employees' bonuses	5,817	5,379	9,850	50,457
Reserve for retirement benefits	465	161	756	4,039
Acceptances and guarantees	19,411	21,544	18,357	168,374
Total liabilities	9,760,817	7,499,300	8,070,054	84,663,173
Equity:				
Capital stock:				
Common stock	402,853	291,853	291,853	3,494,265
Preferred stock	48,443	159,443	159,443	420,186
Capital surplus	18,558	18,558	18,558	160,971
Stock acquisition rights	877	260	517	7,609
Retained earnings:				
Legal reserve	9,784	8,567	9,266	84,864
Unappropriated retained earnings	252,616	409,583	257,878	2,191,139
Unrealized gain (loss) on available-for-sale securities	(4,405)	(1,397)	4,181	(38,215)
Deferred gain (loss) on derivatives under hedge accounting	(11,647)	(5,687)	(10,275)	(101,024)
Treasury stock, at cost	(72,556)	(136,538)	(72,555)	(629,340)
Total equity	644,523	744,643	658,866	5,590,455
Total liabilities and equity	¥10,405,340	¥8,243,944	¥8,728,921	$90,253,628

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥115.29=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on September 30, 2007.

Interim Non-Consolidated Statements of Operations (Unaudited)

Shinsei Bank, Limited
For the six months ended September 30, 2007 and 2006, and the fiscal year ended March 31, 2007

	Millions of yen			Thousands of U.S. dollars (Note)
	Sept. 30, 2007 (6 months)	Sept. 30, 2006 (6 months)	Mar. 31, 2007 (1 year)	Sept. 30, 2007 (6 months)
Interest income:				
Interest on loans and bills	¥53,432	¥31,826	¥ 75,567	$463,458
Interest and dividends on securities	27,641	20,731	40,427	239,755
Interest on deposits with banks	2,987	1,284	3,668	25,910
Other interest income	3,157	5,439	9,382	27,390
Total interest income	87,218	59,282	129,046	756,513
Interest expenses:				
Interest on deposits, including negotiable certificates of deposit	22,949	13,732	34,453	199,060
Interest and discounts on debentures	1,570	1,558	3,009	13,624
Interest on other borrowings	9,925	1,954	7,790	86,096
Other interest expenses	18,052	14,898	32,280	156,581
Total interest expenses	52,498	32,144	77,534	455,361
Net interest income	34,719	27,137	51,512	301,152
Fees and commissions income	15,158	12,010	28,198	131,486
Fees and commissions expenses	7,440	5,774	13,164	64,536
Net fees and commissions	7,718	6,235	15,033	66,950
Net trading income	4,901	9,071	14,903	42,516
Other business income, net:				
Income on monetary assets held in trust, net	21,614	15,403	30,767	187,476
Net gain on foreign exchanges	4,581	5,936	9,171	39,735
Net gain (loss) on securities	(1,988)	9,551	13,274	(17,252)
Net gain on other monetary claims purchased	219	277	575	1,904
Other, net	198	(6,366)	(7,152)	1,723
Net other business income	24,624	24,802	46,636	213,586
Total revenue	71,964	67,247	128,085	624,204
General and administrative expenses:				
Personnel expenses	17,549	15,883	30,644	152,222
Premises expenses	5,855	5,622	11,281	50,786
Technology and data processing expenses	5,203	4,993	10,006	45,137
Advertising expenses	1,296	1,668	3,130	11,241
Consumption and property taxes	2,074	1,998	3,594	17,991
Deposit insurance premium	1,715	1,417	2,835	14,882
Other general and administrative expenses	8,855	8,262	16,373	76,814
Total general and administrative expenses	42,550	39,846	77,865	369,073
Net business profit	29,414	27,400	50,220	255,131
Net credit costs (recoveries)	5,998	(11,979)	(199)	52,030
Other gains (losses), net	(26,532)	(571)	(105,434)	(230,137)
Income (loss) before income taxes	(3,116)	38,808	(55,015)	(27,036)
Income taxes (benefit):				
Current	(7,722)	(1,625)	(2,779)	(66,983)
Deferred	6,762	(1,150)	(10,276)	58,652
Net income (loss)	¥ (2,156)	¥41,584	¥ (41,960)	$ (18,705)

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥115.29=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on September 30, 2007.

Interim Non-Consolidated Statements of Changes in Equity (Unaudited)

Shinsei Bank, Limited
For the six months ended September 30, 2007 and 2006, and the fiscal year ended March 31, 2007

	Millions of yen			Thousands of U.S. dollars (Note)
	Sept. 30, 2007 (6 months)	Sept. 30, 2006 (6 months)	Mar. 31, 2007 (1 year)	Sept. 30, 2007 (6 months)
Common stock:				
Balance at beginning of year	¥291,853	¥180,853	¥180,853	$2,531,476
Conversion from preferred stock	111,000	111,000	111,000	962,789
Balance at end of year	402,853	291,853	291,853	3,494,265
Preferred stock:				
Balance at beginning of year	159,443	270,443	270,443	1,382,975
Conversion into common stock	(111,000)	(111,000)	(111,000)	(962,789
Balance at end of year	48,443	159,443	159,443	420,186
Capital surplus:				
Balance at beginning of year	18,558	18,558	18,558	160,971
Balance at end of year	18,558	18,558	18,558	160,971
Stock acquisition rights:				
Balance at beginning of year	517			4,488
Net change during the year	359	260	517	3,121
Balance at end of year	877	260	517	7,609
Retained earnings:				
Legal reserve:				
Balance at beginning of year	9,266	7,777	7,777	80,376
Transfer from unappropriated retained earnings	517	790	1,489	4,488
Balance at end of year	9,784	8,567	9,266	84,864
Unappropriated retained earnings:				
Balance at beginning of year	257,878	372,749	372,749	2,236,777
Appropriation:				
Transfer to legal reserve	(517)	(790)	(1,489)	(4,489
Dividends paid	(2,587)	(3,947)	(7,443)	(22,444
Net income (loss)	(2,156)	41,584	(41,960)	(18,705
Disposal of treasury stock	—	(13)	(15)	—
Retirement of treasury stock	—	—	(63,963)	—
Balance at end of year	252,616	409,583	257,878	2,191,139
Unrealized gain (loss) on available-for-sale securities:				
Balance at beginning of year	4,181	2,670	2,670	36,268
Net change during the year	(8,587)	(4,068)	1,510	(74,483
Balance at end of year	(4,405)	(1,397)	4,181	(38,215
Deferred gain (loss) on derivatives under hedge accounting:				
Balance at beginning of year	(10,275)			(89,131
Net change during the year	(1,371)	(5,687)	(10,275)	(11,893
Balance at end of year	(11,647)	(5,687)	(10,275)	(101,024
Treasury stock, at cost:				
Balance at beginning of year	(72,555)	(6)	(6)	(629,333
Purchase of treasury stock	(0)	(136,672)	(136,673)	(7
Disposal of treasury stock	—	140	160	—
Retirement of treasury stock	—	—	63,963	—
Balance at end of year	(72,556)	(136,538)	(72,555)	(629,340
Total equity	¥644,523	¥744,643	¥658,866	$5,590,455

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥115.29=US $1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on September 30, 2007.

Basel II Pillar III (Market Discipline) Disclosure

This section describes the information consistent with FSA Notification Number 15, based on Article 19. 2. 1. 5. d of the Bank Law Enforcement Rule (Refer to Ministry of Finance Ordinance Number 10), herein referred to as Basel II Pillar III issued on March 23, 2007. The Accord in this sectionn refers to FSA Notification Number 19, herein referred as Basel II Pillar I, issued on March 27, 2006.

Quantitative Disclosure

1. **Names of unconsolidated subsidiaries with lower level of capital than required level of adequacy capital and amount of shortage.**

Most of the 95 unconsolidated subsidiaries are special purpose companies (SPCs) or Limited Partnerships (LPs) for leverage leasing. As the economic risk associated with leveraged leasing has been hedged in these subsidiaries, the amount of invested equity is equal to applicable loss limits.

2. **Capital Structure**

Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations"-"Capital Ratio" for capital calculation details. The Bank was not required to deduct any excess deferred tax assets which banks are prohibited from including in their Tier I capital. The Bank has no Tier III capital.

3. **Capital Adequacy**

Amount of required capital for credit risk (excluding equities exposure and regarded-method exposure)

(1) Portfolios under the Standardized Approach (SA)

Millions of yen

	As of September 30, 2007		As of March 31, 2007	
	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
Shinsei Home Loans	19,418	19,418	15,363	15,363
APLUS Group	92,444	—	97,886	—
Subsidiaries of Showa Leasing	6,980	—	4,521	—
Other subsidiaries	11,702	—	12,613	—

(2) Portfolios under the Internal Ratings-Based Approach (IRB)

Millions of yen

	As of September 30, 2007		As of March 31, 2007	
	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
Corporate	189,793	175,803	190,428	181,358
Sovereign	8,550	8,521	7,272	7,262
Bank	35,077	36,171	54,054	54,245
Residential mortgage	—	—	3,334	—
Other retails	15,636	6,780	10,227	—
Total	249,058	227,276	265,318	242,866
Securitization Exposure	29,481	29,481	17,880	16,982

Amount of required capital for equity exposure under IRB

Millions of yen

	As of September 30, 2007		As of March 31, 2007	
	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
Market-Based Approach				
Simplified Method	15,053	33,603	19,499	23,508
PD/LGD Method	8,152	47,999	9,005	39,443
Total	23,205	81,603	28,504	62,951

Amount of required capital for regarded-method exposure under IRB

Millions of yen

	As of September 30, 2007		As of March 31, 2007	
	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
Regarded Exposure	93,964	83,991	52,297	52,452

Amount of required capital for Market Risk

Millions of yen

	As of September 30, 2007		As of March 31, 2007	
	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
The Standardized Approach (Specific Risk)	13,037	13,512	9,445	11,790
Interest rate risk	9,988	9,974	9,019	8,851
Equity position risk	577	—	210	—
FX risk	2,471	3,538	215	2,939
The Standardized Approach (General Market Risk)	—	—	341	—
The Internal Models Approach (IMA) (General Market Risk)	8,961	8,121	5,911	5,911

Amount of required capital for Operational Risk

Millions of yen

	As of September 30, 2007		As of March 31, 2007	
	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
The Standardized Approach	35,852	19,322	32,944	19,068

Total Capital Adequacy Ratio and Tier I Capital Ratio

Millions of yen

	As of September 30, 2007		As of March 31, 2007	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Total Capital Adequacy Ratio	12.40%	16.11%	13.13%	18.79%
Tier I Capital Ratio	7.62%	10.94%	8.11%	12.81%

Total required capital (Domestic Criteria)

Millions of yen

	As of September 30, 2007		As of March 31, 2007	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Total required capital	652,458	405,743	633,519	361,377

4. **Credit Risk Exposure (excluding Securitization and Regarded Exposure)**

Amount of Credit Risk Exposure

Geographic, Industries or Maturity (Consolidated)

Millions of yen

	As of September 30, 2007				As of March 31, 2007			
		Amount of Credit Risk Exposure				Amount of Credit Risk Exposure		
	Total	Loans, etc.[*1]	Securities[*2]	Derivatives[*3]	Total	Loans, etc.[*1]	Securities[*2]	Derivatives[*3]
Manufacturing	477,154	474,594	200	2,359	391,226	389,016	201	2,008
Agriculture	1,530	1,530	—	—	1,426	1,426	—	—
Mining	7,527	7,527	—	—	8,800	8,800	—	—
Construction	58,411	53,585	4,780	46	57,619	52,778	4,772	69
Electric power, gas, water supply	102,142	100,988	1,114	39	110,261	110,148	36	76
Information and communication	69,733	69,716	—	17	38,816	38,216	—	600
Transportation	319,800	294,681	6,136	18,981	323,546	301,831	8,200	13,514
Wholesale and retail	214,173	213,599	—	574	213,784	213,019	50	714
Finance and insurance	1,671,055	1,351,569	234,542	84,943	1,378,891	1,104,822	154,310	119,757
Real estate	1,768,698	1,642,147	125,190	1,359	1,718,485	1,554,312	162,711	1,461
Services	709,107	575,355	122,887	10,864	678,207	590,730	82,951	4,526
Government	1,056,311	55,027	999,446	1,836	860,990	54,407	804,175	2,406
Individuals	2,011,675	2,011,675	—	—	2,333,663	2,333,663	—	—
Others	31,520	31,516	—	3	48,936	48,936	—	—
Domestic Total	8,498,843	6,883,515	1,494,300	121,027	8,164,658	6,802,110	1,217,411	145,135
Foreign	2,186,372	1,328,584	312,034	545,753	1,226,246	531,681	240,296	454,268
Total	10,685,216	8,212,100	1,806,334	666,780	9,390,904	7,333,792	1,457,708	599,403
To 1 year	3,857,914	2,951,387	802,929	103,597	2,670,089	1,964,821	514,546	190,721
1 to 3 years	3,266,425	2,583,981	452,292	230,151	2,827,687	2,295,444	412,822	119,421
3 to 5 years	1,597,384	1,147,489	275,763	174,131	1,762,843	1,318,043	281,902	162,897
Over 5 years	1,941,320	1,508,838	273,582	158,900	1,934,132	1,611,825	195,942	[illegible]
Undated	22,170	20,404	1,766	—	196,151	141,656	52,494	—
Consolidated Total	10,685,216	8,212,100	1,806,334	666,780	9,390,904	7,333,792	1,457,708	599,403

Geographic, Industries or Maturity (Non-consolidated)

Millions of yen

	As of September 30, 2007				As of March 31, 2007			
		Amount of Credit Risk Exposure				Amount of Credit Risk Exposure		
	Total	Loans, etc.[*1]	Securities[*2]	Derivatives[*3]	Total	Loans, etc.[*1]	Securities[*2]	Derivatives[*3]
Manufacturing	362,826	360,266	200	2,359	275,969	273,758	201	2,008
Agriculture	800	800	—	—	900	900	—	—
Mining	6,850	6,850	—	—	8,116	8,116	—	—
Construction	34,465	29,638	4,780	46	39,520	34,678	4,772	69
Electric power, gas, water supply	100,767	99,613	1,114	39	109,363	109,249	36	76
Information and communication	62,368	62,351	—	17	32,268	31,668	—	600
Transportation	297,481	272,363	6,136	18,981	303,926	282,212	8,200	13,514
Wholesale and retail	115,592	115,017	—	574	123,143	122,377	50	714
Finance and insurance	1,598,563	1,277,665	234,542	86,355	1,516,344	1,240,889	154,315	121,138
Real estate	1,782,802	1,656,251	125,190	1,359	1,737,065	1,572,892	162,711	1,461
Services	495,261	361,374	122,887	10,998	490,049	402,314	82,999	4,735
Government	1,049,204	48,955	998,412	1,836	852,613	49,161	801,045	2,406
Individuals	746,348	746,348	—	—	589,335	589,335	—	—
Others	3	—	—	3	184	184		—
Domestic Total	6,653,336	5,037,496	1,493,266	122,574	6,078,801	4,717,741	1,214,334	146,725
Foreign	2,210,075	1,337,426	326,289	546,359	1,288,641	580,372	253,589	454,679
Bank Total	8,863,412	6,374,922	1,819,555	668,933	7,367,442	5,298,113	1,467,924	601,405
To 1 year	3,699,696	2,793,558	801,930	104,207	2,671,660	1,965,580	514,867	191,153
1 to 3 years	2,527,978	1,845,657	452,257	230,063	2,082,340	1,550,186	412,755	119,398
3 to 5 years	1,131,459	681,853	275,663	173,942	1,277,886	836,688	278,382	162,815
Over 5 years	1,483,322	1,034,664	287,937	160,721	1,201,523	864,113	209,371	128,039
Undated	20,955	19,188	1,766	—	134,092	81,544	52,547	—
Bank Total	8,863,412	6,374,922	1,819,555	668,933	7,367,442	5,298,113	1,467,924	601,405

Notes:
(*1) Including total exposure, operating assets and securitized original assets originated from these exposures, excluding purchased receivables
(*2) Excluding Equity exposures
(*3) Credit equivalent amount basis

Amount of default exposure before partial write-off
Geographic, Industries

Millions of yen

	As of September 30, 2007		As of March 31, 2007	
	Default Exposure		Default Exposure	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Manufacturing	4,222	3,512	4,896	4,439
Agriculture	0	—	0	—
Mining	52	—	71	—
Construction	3,718	3,500	6,110	6,023
Electric power, gas, water supply	—	—	—	—
Information and communication	377	—	443	—
Transportation	8,733	8,260	9,031	8,911
Wholesale and retail	1,311	594	10,659	10,133
Finance and insurance	1,483	1,399	593	1,536
Real estate	10,278	8,091	4,235	2,135
Services	24,913	19,190	6,532	3,959
Government	—	—	—	—
Individuals	57,785	1,669	86,731	3,038
Others	926	—	866	—
Domestic Total	113,805	46,216	130,173	40,177
Foreign	19,089	19,089	3,384	3,384
Total	132,895	65,306	133,557	43,561

Amounts of loan loss reserves (general, specific, country risk) before partial write-off
Consolidated

Millions of yen

	As of September 30, 2007			As of March 31, 2007		
	Start Amount	Change Amount	End Amount	Start Amount	Change Amount	End Amount
General	101,268	(18,097)	83,171	89,043	12,225	101,268
Specific	85,756	39,592	125,348	83,926	1,829	85,756
Country	9	(0)	8	5	3	9
Total	187,033	21,495	208,529	172,975	14,058	187,033

Non-consolidated

Millions of yen

	As of September 30, 2007			As of March 31, 2007		
	Start Amount	Change Amount	End Amount	Start Amount	Change Amount	End Amount
General	65,434	(17,431)	48,002	60,220	5,214	65,434
Specific	47,912	20,459	68,372	53,637	(5,724)	47,912
Country	9	(0)	8	5	3	9
Total	113,356	3,027	116,384	113,863	(506)	113,356

Geographic (Consolidated)

Millions of yen

	As of September 30, 2007				As of March 31, 2007			
		Reserve Amount				Reserve Amount		
	Total	General	Specific	Country	Total	General	Specific	Country
Domestic	182,638	70,503	112,135	—	167,650	85,274	82,377	—
Foreign	25,890	12,667	13,213	8	19,383	15,994	3,379	9
Total	208,529	83,171	125,348	8	187,033	101,268	85,756	9

Geographic (Non-consolidated)

Millions of yen

	As of September 30, 2007				As of March 31, 2007			
		Reserve Amount				Reserve Amount		
	Total	General	Specific	Country	Total	General	Specific	Country
Domestic	89,551	34,392	55,158	—	92,350	47,817	44,533	—
Foreign	26,832	13,610	13,213	8	21,005	17,616	3,379	9
Total	116,384	48,002	68,372	8	113,356	65,434	47,912	9

Industries

Millions of yen

	As of September 30, 2007		As of March 31, 2007	
	Reserve Amount		Reserve Amount	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Manufacturing	3,438	3,063	3,497	3,441
Agriculture	5	4	6	6
Mining	34	23	43	28
Construction	1,873	1,795	2,389	2,368
Electric power, gas, water supply	285	285	346	346
Information and communication	466	440	216	216
Transportation	8,704	8,638	10,905	10,900
Wholesale and retail	1,630	1,278	5,993	5,868
Finance and insurance	7,926	9,208	14,838	16,497
Real estate	15,683	15,228	13,924	14,158
Services	14,020	13,154	3,510	3,254
Government	—	—	—	—
Individuals	90,850	2,881	74,903	2,761
Others	34,672	33,548	32,510	32,503
Foreign	25,890	26,832	19,383	21,005
Non-classified	3,045	—	4,564	—
Total	208,529	116,384	187,033	113,356

Amount of write-offs
Industries

Millions of yen

	Six months ended September 30, 2007		FY 2006	
	Amount of write-off		Amount of write-off	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Manufacturing	1	—	234	—
Agriculture	—	—	2	2
Mining	—	—	—	—
Construction	5	—	277	238
Electric power, gas, water supply	—	—	—	—
Information and communication	—	—	—	—
Transportation	—	—	15	0
Wholesale and retail	1	—	115	—
Finance and insurance	—	—	—	—
Real estate	7	7	—	—
Services	82	—	100	—
Government	—	—	—	—
Individuals	0	0	1	1
Others	—	—	—	—
Non-classified	0	—	7	—
Total	98	7	754	242

Amount of Exposures under SA (after credit risk mitigation)

Millions of yen

	As of September 30, 2007				As of March 31, 2007			
	Consolidated		Non-consolidated		Consolidated		Non-consolidated	
	Rated	Unrated	Rated	Unrated	Rated	Unrated	Rated	Unrated
0%	654	1,502	—	—	700	5,649	—	—
10%	—	15,598	—	—	—	2,304	—	—
20%	243,208	214	—	—	244,038	38,050	—	—
35%	—	693,242	—	693,242	—	548,707	—	548,707
50%	2,733	13,325	—	—	259	16,419	—	—
75%	—	1,131,345	—	123	—	1,171,061	—	—
100%	3,928	471,472	—	—	47	492,354	—	—
150%	—	4,669	—	—	—	1,394	—	—
350%	—	—	—	—	—	—	—	—
Capital Deduction	—	—	—	—	—	—	—	—
Total	250,525	2,331,372	—	693,366	245,046	2,275,943	—	548,707

Specialized Lending Exposure under slotting criteria and Equity Exposure under Market-Based Simplified Method

(1) Specialized Lending excluding high-volatility commercial real estate

	Millions of yen	
	As of September 30, 2007	As of March 31, 2007
Risk weight ratio	Amount of Exposure	Amount of Exposure
50%	205,333	54,012
70%	311,217	396,314
90%	135,438	36,646
115%	122,439	121,412
250%	38,214	21,283
0% (Default)	6,000	—
Total	818,642	629,668

(2) Specialized Lending for high-volatility commercial real estate

	Millions of yen	
	As of September 30, 2007	As of March 31, 2007
Risk weight ratio	Amount of Exposure	Amount of Exposure
70%	3,054	1,049
95%	102,095	67,435
120%	45,887	13,267
140%	92,927	83,076
250%	80,158	54,735
0% (Default)	—	—
Total	324,122	219,564

(3) Equity Exposure under Market-Based Simplified Method

	Millions of yen			
	As of September 30, 2007		As of March 31, 2007	
	Amount Consolidated	Amount Non-consolidated	Amount Consolidated	Amount Non-consolidated
300%	2,927	2,798	386	208
400%	42,182	96,968	57,195	93,841
Total	45,110	99,766	57,582	94,050

Portfolios under IRB excluding the amount of exposures under SA (after credit risk mitigation)

(1) Estimated average PD, LGD, Risk Weight Ratio, and Exposure at Default (EAD) (on-balance and off-balance) for Corporate, Sovereign, and Bank exposure

Corporate (Consolidated)

	Millions of yen (except percentages)									
	As of September 30, 2007					As of March 31, 2007				
Credit rating	PD	LGD[*1]	Risk Weight	EAD (on-balance)	EAD (off-balance)	PD	LGD[*1]	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	0.03%	45.00%	19.96%	22,483	7,596	0.03%	45.00%	24.09%	24,608	81
1	0.03%	45.00%	20.30%	31,528	40,760	0.03%	45.00%	20.70%	26,262	56
2	0.07%	46.94%	24.55%	326,971	47,331	0.05%	44.94%	19.35%	270,886	39,223
3	0.12%	44.83%	30.33%	930,009	82,357	0.11%	45.02%	29.51%	743,525	103,768
4	0.29%	45.19%	49.02%	607,953	175,410	0.25%	45.14%	45.00%	639,749	112,133
5	0.87%	47.75%	84.14%	411,761	44,801	0.81%	44.68%	75.86%	329,223	75,589
6	2.34%	37.94%	97.36%	212,461	6,059	2.33%	39.78%	100.05%	212,436	7,957
9A	13.90%	44.49%	223.45%	179,938	6,443	15.42%	45.10%	236.97%	304,190	10,070
Default	100.00%	43.97%	—	40,454	1,944	100.00%	43.43%	—	38,352	727

Sovereign (Consolidated)

	Millions of yen (except percentages)									
	As of September 30, 2007					As of March 31, 2007				
Credit rating	PD	LGD[*1]	Risk Weight	EAD (on-balance)	EAD (off-balance)	PD	LGD[*1]	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	0.00%	45.00%	0.00%	1,853,821	22,801	0.00%	45.00%	0.00%	1,523,646	22,849
1	0.03%	45.00%	13.62%	38,698	—	0.03%	45.00%	9.58%	14,629	—
2	0.06%	45.00%	20.64%	206,182	3,642	0.05%	45.00%	20.06%	128,112	33,129
3	0.09%	44.95%	26.47%	136,266	4,076	0.08%	44.93%	29.29%	86,670	4,926
4	0.20%	45.00%	50.36%	4,109	121	0.37%	45.00%	54.27%	1,167	—
5	1.31%	45.00%	133.26%	2	—	1.29%	45.00%	132.75%	2	—
6	2.89%	45.00%	118.68%	14	647	3.04%	45.00%	111.23%	12	662
9A	13.90%	45.00%	227.52%	3,394	8	15.41%	45.00%	243.11%	6,913	8
Default	100.00%	45.00%	—	58	—	100.00%	45.00%	—	59	—

Basel II Pillar III (Market Discipline) Disclosure

Bank (Consolidated)

	Millions of yen (except percentages)									
	As of September 30, 2007					As of March 31, 2007				
Credit rating	PD	LGD[*1]	Risk Weight	EAD (on-balance)	EAD (off-balance)	PD	LGD[*1]	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	0.03%	45.00%	25.88%	2,478	—	0.03%	45.00%	7.58%	0	—
1	0.03%	48.78%	12.28%	2,780	254	0.03%	45.00%	13.12%	8,544	115
2	0.06%	45.13%	16.77%	901,181	518,391	0.05%	45.23%	20.97%	279,684	317,781
3	0.10%	45.72%	23.09%	191,618	86,301	0.09%	42.92%	24.62%	80,532	49,360
4	0.21%	45.00%	27.83%	2,839	46,051	0.29%	45.00%	61.12%	6,042	12,617
5	0.91%	45.00%	110.93%	—	9,217	0.91%	45.00%	112.35%	—	10,304
6	1.78%	45.00%	140.67%	—	2,112	1.91%	45.00%	144.21%	2,625	6,863
9A	13.90%	45.00%	231.09%	10,047	15,032	15.09%	44.37%	221.70%	19,382	124,827
Default	—	—	—	—	—	—	—	—	—	—

Corporate (Non-consolidated)

	Millions of yen (except percentages)									
	As of September 30, 2007					As of March 31, 2007				
Credit rating	PD	LGD[*1]	Risk Weight	EAD (on-balance)	EAD (off-balance)	PD	LGD[*1]	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	0.03%	45.00%	19.96%	22,483	7,596	0.03%	45.00%	24.08%	24,588	81
1	0.03%	45.00%	20.30%	31,528	40,760	0.03%	45.00%	20.67%	25,623	56
2	0.07%	47.00%	24.70%	315,988	47,331	0.05%	44.94%	19.38%	266,251	39,223
3	0.12%	44.82%	30.35%	895,805	82,357	0.11%	45.02%	29.60%	718,895	103,768
4	0.27%	45.17%	46.07%	694,501	177,651	0.23%	45.11%	41.54%	820,824	118,040
5	0.85%	48.45%	85.78%	318,787	44,801	0.79%	44.59%	75.84%	237,729	75,589
6	2.39%	35.06%	95.01%	149,208	6,059	2.31%	38.30%	97.38%	163,797	7,957
9A	13.90%	44.46%	225.05%	169,610	6,443	15.42%	45.10%	236.78%	305,312	10,070
Default	100.00%	44.00%	—	36,496	7,132	100.00%	43.35%	—	36,305	727

Sovereign (Non-consolidated)

	Millions of yen (except percentages)									
	As of September 30, 2007					As of March 31, 2007				
Credit rating	PD	LGD[*1]	Risk Weight	EAD (on-balance)	EAD (off-balance)	PD	LGD[*1]	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	0.00%	45.00%	0.00%	1,848,470	22,801	0.00%	45.00%	0.00%	1,519,762	22,849
1	0.03%	45.00%	13.62%	38,698	—	0.03%	45.00%	9.58%	14,620	—
2	0.06%	45.00%	20.65%	205,321	3,642	0.05%	45.00%	20.07%	127,903	33,129
3	0.09%	44.95%	26.47%	136,037	4,076	0.08%	44.93%	29.29%	86,435	4,926
4	0.20%	45.00%	50.43%	4,069	121	0.37%	45.00%	54.27%	1,167	—
5	1.31%	45.00%	133.26%	2	—	1.29%	45.00%	132.75%	2	—
6	2.89%	45.00%	118.68%	14	647	3.04%	45.00%	111.23%	12	662
9A	13.90%	45.00%	227.65%	3,378	8	15.40%	45.00%	243.11%	6,913	8
Default	100.00%	45.00%	—	58	—	100.00%	45.00%	—	59	—

Bank (Non-consolidated)

	Millions of yen (except percentages)									
	As of September 30, 2007					As of March 31, 2007				
Credit rating	PD	LGD[*1]	Risk Weight	EAD (on-balance)	EAD (off-balance)	PD	LGD[*1]	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	0.03%	45.00%	25.88%	2,478	—	—	—	—	—	—
1	0.03%	48.78%	12.28%	2,780	254	0.03%	45.00%	13.12%	8,544	115
2	0.06%	45.13%	16.75%	900,054	518,391	0.05%	45.23%	20.95%	279,153	317,781
3	0.10%	45.73%	23.07%	188,042	85,687	0.10%	45.78%	25.13%	76,452	40,855
4	0.21%	45.00%	29.60%	37,459	55,404	0.25%	45.00%	49.61%	15,682	15,621
5	0.91%	45.00%	110.93%	—	9,217	0.91%	45.00%	112.35%	—	10,304
6	1.78%	45.00%	140.67%	—	2,112	1.91%	45.00%	144.21%	2,625	6,863
9A	13.90%	45.00%	231.09%	10,047	15,032	15.41%	45.32%	221.09%	19,381	121,801
Default	—	—	—	—	—	—	—	—	—	—

Note:
[*1] LGD after credit risk mitigation

(2) Estimated average PD, Risk Weight Ratio, and amount of exposure under Equity Exposure under PD/LGD method (Consolidated)

	Millions of yen (except percentages)							
	As of September 30, 2007				As of March 31, 2007			
Credit rating	PD	LGD	Risk Weight	Amount	PD	LGD	Risk Weight	Amount
0	0.03%	90.00%	300.00%	9	0.03%	90.00%	300.00%	9
1	—	—	—	—	—	—	—	—
2	0.06%	90.00%	213.87%	9,218	0.05%	90.00%	219.25%	8,904
3	0.15%	90.00%	200.06%	1,779	0.12%	90.00%	200.03%	3,125
4	0.36%	90.00%	273.92%	7,617	0.34%	90.00%	261.28%	8,686
5	0.92%	90.00%	301.03%	2,792	1.17%	90.00%	272.17%	17,756
6	—	—	—	—	1.76%	90.00%	428.14%	18
9A	13.90%	90.00%	488.43%	3,050	15.53%	90.00%	508.73%	1,077
Default	100.00%	90.00%	—	2,261	—	—	—	—

(Non-consolidated)

Credit rating	As of September 30, 2007 PD	LGD	Risk Weight	Amount	As of March 31, 2007 PD	LGD	Risk Weight	Amount
	Millions of yen (except percentages)							
0	0.03%	90.00%	300.00%	9	0.03%	90.00%	300.00%	9
1	—	—	—	—	—	—	—	—
2	0.06%	90.00%	213.87%	9,218	0.05%	90.00%	219.25%	8,904
3	0.15%	90.00%	200.06%	1,769	0.12%	90.00%	200.03%	3,125
4	0.21%	90.00%	298.84%	171,194	0.19%	90.00%	297.38%	128,331
5	0.92%	90.00%	303.99%	2,917	1.17%	90.00%	272.17%	17,756
6	—	—	—	—	1.76%	90.00%	428.14%	18
9A	13.90%	90.00%	488.43%	3,050	15.53%	90.00%	508.73%	1,077
Default	100.00%	90.00%	—	255	—	—	—	—

(3) Estimated average PD, LGD, Risk Weight Ratio, and Exposure at Default (EAD) (on- and off-balance) for Residential Mortgage Exposure and Other Retail Exposure

Residential Mortgage Exposure

Millions of yen (except percentages)

Pool	As of September 30, 2007 Entity (*1)	PD	LGD (*2)	Risk Weight	EAD (on-balance)	As of March 31, 2007 Entity (*1)	PD	LGD (*2)	Risk Weight	EAD (on-balance)
1-a (*1)	There is no exposure as of September 30, 2007 because of sell out of Life Housing Loan, LTD which had target exposure as of March 31, 2007.					LHL	0.49%	36.70%	28.20%	10,764
1-b (*1)						LHL	0.51%	37.20%	29.41%	25,665
2-a (*1)						LHL	0.50%	36.70%	28.61%	7,230
2-b (*1)						LHL	0.84%	37.20%	41.48%	35,353
Need Caution						LHL	59.53%	37.13%	160.27%	296
Default						LHL	100.00%	37.15%	0.00%	1,939

Notes:
(*1) "1" or "2" means obligor attribute and "a" or "b" means transaction attribute

Other Retail Exposure

Millions of yen (except percentages)

Pool	As of September 30, 2007 Entity (*1)	PD	LGD (*2)	Risk Weight	EAD (on-balance)	As of March 31, 2007 Entity (*1)	PD	LGD (*2)	Risk Weight	EAD (on-balance)
CR1(*3)	SL	0.33%	47.69%	26.78%	14,568	SL	0.31%	48.52%	26.20%	18,078
CR2(*3)	SL	0.73%	48.05%	42.25%	70,020	SL	0.71%	48.71%	42.24%	77,426
CR3(*3)	SL	1.37%	47.92%	55.11%	17,547	SL	1.42%	48.58%	56.58%	19,441
CR4(*3)	SL	1.94%	48.18%	61.61%	51,308	SL	1.89%	48.79%	61.96%	53,954
CR5(*3)	SL	7.01%	56.80%	87.44%	6,362	SL	7.18%	56.30%	87.03%	7,954
Need Caution	SL	82.48%	47.57%	63.80%	616	SL	80.25%	46.39%	68.31%	891
Default	SL	100.00%	49.91%	—	1,308	SL	100.00%	50.02%	—	1,364
1-a (*4)	There is no exposure as of September 30, 2007 because of sell out of Life Housing Loan, LTD which had target exposure as of March 31, 2007.					LHL	0.49%	36.70%	26.09%	1,747
1-b (*4)						LHL	0.51%	37.20%	27.05%	7,114
2-a (*4)						LHL	0.50%	36.70%	26.39%	748
2-b (*4)						LHL	0.84%	37.20%	35.00%	4,342
Need Caution						LHL	59.53%	36.70%	86.91%	16

Notes:
(*1) "LHL" means Life Housing Loan and "SL" means Showa Leasing
(*2) LGD is shown after Credit Risk Mitigation
(*3) Summarization of multiple pools. CR stands for credit rating
(*4) "1" or "2" means obligor attribute and "a" or "b" means transaction attribute

Comparative results of actual losses and expected losses for the last two years under F-IRB Approach

	As of September 30, 2007	As of September 30, 2006
	Millions of yen	
Results of Actual Losses (a)	6,960	3,226
Expected Losses (b)	8,324	6,721
Differences ((b) – (a))	1,364	3,495

The above matrix shows the results of default (downgrade below substandard) losses (reserve, write-offs, and loss on sale) for the twelve-month period ended September 30, 2006 and 2007 for the Bank's non-default corporate exposure (except for Specialized Lending and Securitization) at the start of the twelve-month period, with expected losses calculated using estimated PD at the end of September 2007.
Several companies contributed to the losses in the two periods. Results of losses were less than or equal to expected loss each period.

5. Credit Risk Mitigation (CRM)

Covered amount of CRM by collateral

IRB

	As of September 30, 2007 Eligible financial collateral	Other eligible IRB collateral	As of March 31, 2007 Eligible financial collateral	Other eligible IRB collateral
	Millions of yen			
Corporate	52,005	175,668	45,285	155,325
Sovereign	—	241	—	268
Bank	—	127	—	—
Total	52,005	176,037	45,285	155,593

Covered amount of CRM by guarantee

	As of September 30, 2007 Consolidated	Non-consolidated	As of March 31, 2007 Consolidated	Non-consolidated
	Millions of yen			
SA Exposures	—	—	—	—
IRB Exposures	254,846	254,846	161,243	161,243
Corporate	88,572	88,572	45,026	45,026
Sovereign	148,774	148,774	98,717	98,717
Bank	17,500	17,500	17,500	17,500
Residential mortgage	—	—	—	—
Other retail	—	—	—	—

6. Counterparty Credit Risk of Derivatives

(1) Measurement of EAD
Current Exposure Method

(2) Total amount of gross positive fair value
Consolidated ¥167,848 million
Non-consolidated ¥167,051 million

(3) EAD before CRM

	As of September 30, 2007 Consolidated	Non-consolidated	As of March 31, 2007 Consolidated	Non-consolidated
	Millions of yen			
FX related	401,738	402,348	204,817	205,246
Interest related	107,550	108,323	107,768	109,177
Equity related	50,800	1,134	57,105	19,380
Commodity related	—	—	—	—
Credit derivatives	157,059	157,127	127,179	127,254
Others	29,856	29,856	140,352	140,352
Total	747,005	698,790	637,223	601,405

(4) Net of: (2) + amount of gross add-on – (3)
Zero.

(5) Amount covered collateral
Zero.

(6) EAD after CRM
Refer to (3) (No change from EAD before CRM)

(7) Nominal amount of credit derivatives which have counterparty risk

Nominal amount	As of September 30, 2007 Protection-buy	Protection-sell	As of March 31, 2007 Protection-buy	Protection-sell
	Millions of yen			
Single Name	846,195	860,130	1,031,826	1,018,677
Multi Name	446,405	420,063	43,600	6,800

(8) Nominal amount of credit derivatives which cover exposures by CRM
Zero.

7. Securitization

Securitization exposure originated by the Bank group

(1) Amount of original assets
Securitization by transfer of assets

Type of original assets	As of September 30, 2007 Amount of original asset	As of March 31, 2007 Amount of original asset
	Millions of yen	
Residential mortgage	538,121	645,17
Consumer loan	126,119	144,08
Commercial real estate loan	—	—
Corporate loan	274,194	353,96
Others	—	—
Total	938,435	1,143,23

Note 1: Includes originally securitized assets originated by the Bank group, even though the Bank group had no exposure to these particular assets as of September 30, 2007
Note 2: There is no transaction like Synthetic securitizations or Sponser of Asset-backed commercial paper (ABCP) programme.

(2) Amount of default exposure including original assets
Securitization by transfer of assets

	Millions of yen	
	As of September 30, 2007	As of March 31, 2007
Type of original assets	Amount of Default	Amount of Default
Residential mortgage	8,063	11,379
Consumer loan	—	305
Commercial real estate loan	—	—
Corporate loan	32,661	34,039
Others	—	—
Total	40,724	45,724

(3) Amount of Securitization exposure the Bank group has by type of original assets
Securitization by transfer of assets

	Millions of yen	
	As of September 30, 2007	As of March 31, 2007
Type of original assets	Amount of Exposure	Amount of Exposure
Residential mortgage	11,021	71,648
Consumer loan	75,310	77,330
Corporate loan	52,632	77,156
Others	—	1,786
Total	138,964	227,922

(4) Amount of Securitization exposure and required capital, the Bank group has by risk weight ratio
Securitization by transfer of assets

	Millions of yen			
	As of September 30, 2007		As of March 31, 2007	
Band of risk weight ratio	Amount	Required Capital amount	Amount	Required Capital amount
To 12%	32,669	193	52,287	292
Over 12% to 20%	—	—	—	—
Over 20% to 50%	—	—	—	—
Over 50% to 75%	—	—	—	—
Over 75% to 100%	—	—	—	—
Over 100% to 250%	95,281	7,181	—	—
Over 250% to 425%	—	—	—	—
Over 425%	—	—	—	—
Total	127,951	7,375	52,287	292

(5) Amount of increase of capital by securitization (to be deducted from Tier I capital)

	Millions of yen			
	As of September 30, 2007		As of March 31, 2007	
Type of original assets	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Residential mortgage	8,831	8,831	10,242	10,242
Consumer loan, Installment receivables	1,329	84	2,547	370
Commercial real estate loan	—	—	—	—
Others	3,770	3,770	3,770	3,770
Total	13,931	12,686	16,561	14,384

(6) Amount of Securitization exposure which should be deducted from capital by the Accord Article 247

	Millions of yen			
	As of September 30, 2007		As of March 31, 2007	
Type of original assets	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Residential mortgage	2,181	11,012	15,348	15,348
Consumer loan, Installment receivables	—	—	—	—
Commercial real estate loan	—	—	—	—
Others	—	—	1,786	1,786
Total	2,181	11,012	17,135	17,135

(7) Securitization Exposure subject to early amortization
None.

(8) Summary of current year's securitization activities including amount of exposure securitized, and recognized gain/loss by original asset type.
None.

(9) Amount of credit risk asset of securitization under SA subject to the Accord Supplementary Provision 15
¥50.8 billion of credit risk asset of Securitization exposure comprised primarily of APLUS's card and installment receivables.

Securitization exposure in which the Bank group invests

(1) Amount of securitization exposure the Bank group has by type of original asset

	Millions of yen	
	As of September 30, 2007	As of March 31, 2007
Type of original assets	Amount of Exposure	Amount of Exposure
Residential mortgage	74,011	75,155
Consumer loan	30,207	19,114
Commercial real estate loan	86,206	20,506
Corporate loan	183,868	172,075
Others	219,296	263,877
Total	593,590	550,728

(2) Amount of Securitization exposure and required capital for the Bank group by risk weight ratio

	Millions of yen			
	As of September 30, 2007		As of March 31, 2007	
Band of risk weight ratio	Amount	Required Capital amount	Amount	Required Capital amount
To 12%	225,895	1,552	191,941	1,211
Over 12% to 20%	106,525	1,410	104,137	1,311
Over 20% to 50%	125,033	3,846	170,032	4,925
Over 50% to 75%	22,674	1,442	23,716	1,423
Over 75% to 100%	799	67	1,668	133
Over 100% to 250%	4,865	1,031	5,775	1,155
Over 250% to 425%	53,050	16,628	1,831	622
Over 425%	791	436	—	—
Total	539,635	26,414	499,104	10,782

(3) Amount of Securitization exposure which should be deducted from capital (under accord Article 247)

	Millions of yen			
	As of September 30, 2007		As of March 31, 2007	
Type of original assets	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Residential mortgage	20,154	20,154	11,162	11,162
Consumer loan, Installment receivables	3,427	3,511	2,459	3,041
Commercial real estate loan	3,530	3,530	3,392	3,392
Corporate loan	4,537	4,537	8,760	8,760
Others	18,449	22,220	25,848	25,848
Total	50,099	53,954	51,624	52,206

(4) Amount of credit risk asset of securitization under SA subject to the Accord Supplementary Provision 15.
None.

8. Market Risk (under Internal Model Approach)

VaR at the end of September 2007, and March 2007 and the high, mean, and low VaR

	Millions of yen			
	As of September 30, 2007		As of March 31, 2007	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
VaR at term end	2,786	2,676	1,980	1,847
VaR through this term				
High	5,131	4,392	2,339	2,076
Mean	2,485	2,241	1,665	1,427
Low	1,735	1,576	909	770

Based on VaR back-testing for six months ended September 30, 2007, the trading portfolio experienced no losses that exceeded the specified VaR threshold

9. Equity Exposure in Banking Book

Book Value and Fair value

(1) Listed Equity Exposure ¥2,927 million
(2) Unlisted Equity Exposure ¥42,182 million

Gain or loss on sale or depreciation of equity exposure

	Millions of yen			
	Six months ended September 30, 2007		FY2006	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Gain/Loss on sale	3,845	1,384	7,257	6,337
Loss of depreciation	51	60	909	624

Unrealized gain or loss which is recognized on Balance Sheet and not recognized on Profit and Loss Statement.

Consolidated	¥(119) million
Non-consolidated	¥(1,120) million

Unrealized gain or loss which is not recognized on Balance Sheet and not recognized on Profit and Loss Statement.

Millions of yen

	As of September 30, 2007		As of March 31, 2007	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Equity to subsidiaries and affiliates	—	—	—	6,622

Amount of equity exposure under grandfathering rule subject to the Accord Supplementary Provision 13

The amount was ¥25,309 million.

10. Amount of regarded exposure under the Accord Article 167

The amount was ¥163,594 million.

11. Interest Rate Risk in the Banking Book (IRRBB) – the increase/decrease in economic value for upward/downward rate shocks according to management's method for IRRBB.

The gain (loss) from an upward interest rate shock of 2% in the banking book as of September 30, 2007 is shown below:

Billions of yen

	As of September 30, 2007		As of March 31, 2007	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
JPY	(34.9)	(17.2)	(31.8)	(11.4)
USD	(0.1)	(0.1)	+1.8	+1.8
Others	(0.5)	(0.5)	+0.4	+0.4
Total	(35.6)	(17.9)	(29.5)	(9.1)

Directors and Executives

As of November 19, 2007

Board of Directors

Thierry Porté	President, CEO, Shinsei Bank, Limited
Junji Sugiyama	Chairman, Shinsei Bank, Limited
Michael J. Boskin*	Professor, Stanford University
Emilio Botín*	Chairman, Grupo Santander
J. Christopher Flowers	Chairman, J. C. Flowers & Co. LLC
Yukinori Ito*	President and CEO, Centennial Economic Advisors (Japan), Inc., Former Professor, Teikyo University
Shigeru Kani*	Former Director, Administration Department, The Bank of Japan, Professor, Yokohama College of Commerce
Fred H. Langhammer*	Chairman, Global Affairs, The Estée Lauder Companies, Inc.
Minoru Makihara*	Senior Corporate Advisor, Mitsubishi Corporation
Yasuharu Nagashima*	Lawyer
Lucio A. Noto*	Former Vice Chairman, Exxon Mobil Corporation
Nobuaki Ogawa*	Lawyer
Hiroyuki Takahashi*	Former Director, Japan Corporate Auditors Association
John S. Wadsworth, Jr.*	Advisory Director, Morgan Stanley

Notes: 1. * Outside Directors
2. Committee memberships:
Nomination Committee: Minoru Makihara (Chairman); Michael J. Boskin, J. Christopher Flowers, Lucio A. Noto, Thierry Porté
Audit Committee: Hiroyuki Takahashi (Chairman); Yukinori Ito, Shigeru Kani, Yasuharu Nagashima, Nobuaki Ogawa
Compensation Committee: John S. Wadsworth, Jr. (Chairman); Emilio Botín, J. Christopher Flowers, Fred H. Langhammer, Minoru Makihara

Senior Advisors

Takashi Imai	Senior Advisor, Honorary Chairman, Nippon Steel Corporation
Paul A. Volcker	Former Chairman, Board of Governors of the Federal Reserve System
Masamoto Yashiro	Former Chairman and CEO, Shinsei Bank, Limited

Statutory Executive Officers

Representative Statutory Executive Officer, President, Chief Executive Officer	Thierry Porté
Representative Statutory Executive Officer, Chairman	Junji Sugiyama
Senior Managing Executive Officer, Group Chief Information Officer, Head of Banking Infrastructure Group	Dhananjaya Dvivedi
Senior Managing Executive Officer, Chief Financial Officer	Rahul Gupta
Senior Managing Executive Officer, Head of Institutional Banking Group, Head of Financial Institutions Business Sub-Group	Masazumi Kato
Senior Managing Executive Officer, Head and Chief Executive of Institutional Banking Group	Sang-Ho Sohn
Senior Managing Executive Officer, Head and Chief Operating Officer of Retail Banking Group	Hirotaka Terai
Senior Managing Executive Officer, Head of Institutional Banking Group	Junzo Tomii
Managing Executive Officer, Head of Corporate Affairs Group	Kazumi Kojima
Statutory Executive Officer, Head of Public Sector Finance Sub-Group	Kazuya Fujimoto
Statutory Executive Officer, General Manager of Office of Strategy Management	Norio Funayama
Statutory Executive Officer, General Manager of Financial Institutions Business and Public Sector Finance Division	Michimasa Honda
Statutory Executive Officer, Head of Operations Sub-Group, Head of Retail Services Sub-Group	Michiyuki Okano
Statutory Executive Officer, Head of Technology Sub-Group	Yoshikazu Sato
Statutory Executive Officer, General Manager of Osaka Branch	Takashi Tsuchiya

Employees

	Sept. 30, 2007	Mar. 31, 2007	Sept. 30, 2006
Number of employees (Consolidated)	**4,750**	5,364	5,281
Number of employees (Non-consolidated)	**2,358**	2,248	2,196
Male	**1,266**	1,210	1,188
Female	**1,092**	1,038	1,008

Note: Excluding part-time employees

Corporate Information

Established
1952

Fiscal Year
From April 1 to March 31

Paid-in Capital
¥451,296 million

Number of Shares Authorized
Common Shares[*1]:
2,500,000,000
Preferred Shares:
674,528,000

Number of Shares Issued
Common Shares[*2,3,4,5]:
1,673,570,944
Preferred Shares:
Class A 74,528,000

Major Shareholders[*6]

Rank	Shareholders	Thousands of Common Shares	%
1	The Resolution and Collection Corporation	200,000	11.95
2	The Chase Manhattan Bank, N.A. London	131,487	7.85
3	Shinsei Bank, Limited	96,419	5.76
4	J. Christopher Flowers	92,670	5.53
5	State Street Bank and Trust Company	84,330	5.03
6	Santander Investment SA, C. Central Valores	65,184	3.89
7	The Master Trust Bank of Japan, Ltd. (Trust Account)	41,663	2.48
8	Morgan Stanley & Co., Inc.	37,588	2.24
9	Japan Trustee Services Bank, Ltd. (Trust Account)	35,123	2.09
10	State Street Bank and Trust Company 505103	29,950	1.78
11	CMBL S.A. Re Mutual Funds	21,124	1.26

(As of September 30, 2007)

(*1) Reduced from 5,000,000,000 to 2,500,000,000 on July 29, 2003.
(*2) There was a 1-for-2 reverse stock split on July 29, 2003.
(*3) Since February 19, 2004, the Bank's common share has been listed on the First Section of the Tokyo Stock Exchange.
(*4) On November 16, 2006, the Bank cancelled 85 million of its common shares, reducing the number of common shares issued to 1,473,570,944 shares.
(*5) On August 1, 2007, issued the Bank's common shares (200,000,000 shares) in exchange for the acquisition of Series 3 Class-B preferred shares (300,000,000 shares) owned entirely by the Resolution and Collection Corporation.
(*6) 1. Based on the number of shares held in which such shareholder has the beneficiary interest and to the full extent to which the Bank is aware.
2. Mr. J. Christopher Flowers is a director of the Bank.

Network
Overseas Branch:

Grand Cayman Branch

Domestic Outlets:

43 outlets,
including 36 Shinsei Financial Centers (30 Branches and 6 Annexes),
2 Platinum Centers (with Annexes) and 5 BankSpots (3 Annexes and 2 with other Annexes)

Name of 30 Branches and 9 Annexes

Head Office (Tokyo)
Ginza Annex
Ginza Corridor Street Annex
Kyobashi Annex
Nihombashi Annex
Sapporo Branch
Sendai Branch
Kanazawa Branch
Omiya Branch
Kashiwa Branch
LaLaport Branch
Tokyo Branch
Ikebukuro Branch
Ueno Branch
Kichijoji Branch
Shinjuku Branch
Shinjuku South Annex
Shiodome SIO-SITE Branch
Roppongi Hills Branch
Keyakizakadori Annex
Shibuya Branch
Omotesando Hills Annex
Hiroo Branch
Meguro Branch
Futakotamagawa Branch
Hachioji Branch
Yokohama Branch
Fujisawa Branch
Nagoya Branch
Kyoto Branch
Osaka Branch
Umeda Branch
Hankyu-Umeda Annex
Namba Branch
Shinsaibashi Annex
Kobe Branch
Hiroshima Branch
Takamatsu Branch
Fukuoka Branch

(As of November 16, 2007)

Domestic Sub-Branches (ATM only):
Tokyo Metro stations
49 locations
Keikyu Station Bank
36 locations
Other train stations
9 locations
Other
91 locations

(As of November 16, 2007)

Access to Seven Bank, Ltd. ATMs
12,180 locations

(As of October 31, 2007)

This Page Intentionally Left Blank

Web Site

Our bilingual web site provides a wide range of information covering our retail and institutional businesses, corporate data and investor relations



Retail
http://www.shinseibank.com/english/
The Retail web site provides information on our comprehensive retail account, *PowerFlex*. Customers can log on to our internet banking service, Shinsei *PowerDirect*, submit requests for information on *PowerFlex* and apply to open an account. Product offerings, campaigns, branch and ATM information, and detailed explanations on foreign currency deposits and investment trusts are covered in the Retail site.



Institutional
http://www.shinseibank.com/institutional/en/
Our Institutional web site provides information for our institutional customers on our solutions, products and services. It also contains details of our branches and affiliates.



Small Business
http://www.shinseibank.com/nonbank/en/
The Small Business web site provides information on unsecured and secured loans for small business owners. It also contains introductions to our consumer and commercial finance subsidiaries.



About Shinsei Bank
http://www.shinseibank.com/investors/en/about/
This web site provides information on our strategy and corporate profile, and lists our board members and management. It also contains news releases and ratings information



Investor Relations
http://www.shinseibank.com/investors/en/ir/
The Investor Relations web site covers performance highlights and selected financial information, share price information, disclosure materials (annual reports, interim reports) and share administration information. It also provides webcasts of investors' meetings on financial results.

For further information, please contact:
Group Investor Relations Division
Shinsei Bank, Limited
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501, Japan
Tel: 81-3-5511-8303 Fax: 81-3-5511-5505
URL: http://www.shinseibank.com
E-mail: Shinsei_IR@shinseibank.com

Printed on recycled paper




1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Tuesday, April 1, 2008) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change.

Effective on April 1, 2008

	New Position	Former Position
Hirotaka Terai	Senior Managing Executive Officer, Head of Retail Banking Group, and Chief Operating Officer of Retail Banking Group	Senior Managing Executive Officer, Head of Retail Banking Group, Chief Operating Officer of Retail Banking Group, and GM of Platinum Banking Division

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Exhibit Artworks by Katsuhito Yamamoto
at Omotesando Hills Financial Center

Tokyo (Wednesday, April 9, 2008) – Shinsei Bank, Limited, today announced that it will host an exhibit of four artworks by Japanese artist Katsuhiko Yamamoto at Omotesando Hills Financial Center, located on the third floor of the Dojun Wing of Omotesando Hills, from Thursday, April 10, through mid-August 2008.

Yamamoto's works are three-dimensional arrangements of shapes and patterns drawn on paper with colored pencils and attached to walls or panels.These works express snippets of his own memories and sensations of everyday life, and use an abundance of color to present a distinctive and playful outlook on the world.

Shinsei Bank's Retail Banking Group has hosted art exhibits at its Omotesando Hills Financial Center since its opening in May 2006 as part of its branding message "Color your life".

Place: Omotesando Hills, Dojun Wing 3F, 12-10, Jingumae 4-Chome, Shibuya-ku, Tokyo
Period: Thursday, April 10, 2008, through mid-August 2008

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

[Appendix]

Title: "AIR" 2006



Size: H500mm x W900mm



Size: H300mm x W900mm



Size: H300mm x W300mm



Size: H300mm x W300mm

Katsuhito Yamamoto

1977 Born in Toyama Prefecture

Solo Exhibitions:

2006 "INNER LAYER SHOW," Yuka Sasahara Gallery, Tokyo

Group Exhibitions:

2008 "Bulls Eye Special 200∞," 21_21 DESIGN SIGHT, Tokyo

This exhibition has been organized in cooperation with Yuka Sasahara Gallery, Office Ferrier.



INFORMATION SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Signs MoU with IIT Kanpur, Plans to Make Bank's IT Methodology Public

- technological first for financial institution -

Tokyo (Thursday, April 10, 2008) – In a technological first for a financial institution, Shinsei Bank, Limited, today announced that it will work with the Indian Institute of Technology Kanpur to make the bank's unique information technology methods freely available to the public. The prominent Indian technical institution plans to create university courses based on Shinsei Bank's IT and make them accessible through Creative Commons, a non-profit organization that works to expand the pool of public intellectual property. As a part of this initiative, IIT Kanpur also plans to use Shinsei technology to enhance its own IT systems.

Shinsei Bank President and CEO Thierry Porté and IIT Kanpur Director Dr. Sanjay G. Dhande signed an MoU earlier this week.

Shinsei Bank's unique IT system has attracted international attention since the bank's Chief Information Officer Dhananjaya Dvivedi turned to India for solutions when the bank was set up in 2000. The team of Indian engineers and companies assembled by Dvivedi built an innovative online retail banking platform that continues to set the standard for banking in Japan. Shinsei sees this partnership with IIT Kanpur as a unique opportunity to give something back to the Indian engineering community, which played such a key role in the birth of Shinsei and continues to contribute to its success.

"This is first of all a way for Shinsei to say 'Thank you' to India," said Shinsei Bank CEO Porté. "It is also a unique opportunity to work with one of India's leading technical institutions on an innovative project – another example of how we are a different kind of Japanese bank."

Shinsei believes it will benefit in a number of ways from disseminating its IT methods through a Creative Commons license. By increasing awareness of its methods around the world, the bank gains access to a larger pool of employees while expanding the number of skilled engineers and technicians proficient in its methods. Shinsei also believes that having others working with its methods will yield improvements and breakthroughs that will benefit all parties.

Arun Shourie, former minister for disinvestment, communication and information technology and a leading Indian journalist, introduced Shinsei to IIT Kanpur in early 2008. IIT Kanpur's Director Dr. Dhande recognized the potential of Shinsei's pioneering approach to IT and agreed to collaborate in making the bank's methods freely available through Creative Commons.

"Like Shinsei, we have a history of innovation in IT," said Dr. Dhande, a senior scientific advisor to the prime minister of India. "This is an exciting opportunity to practice and probably teach a proven methodology that has enormous potential."

IIT Kanpur pioneered the automation of library services, academic registration, payroll preparation and project management in India, noted Dhande. "With our institution's recent growth, we need to look at successful new models built on information technology," he added.

Shinsei's methodology is best described as the application of industrial engineering techniques to the design of software and IT processes. Historically, banks have moved paperwork from desk to desk, with employees adding stamps and signatures along the way. At Shinsei, paperwork moves 'virtually' as images along an automated production line with minimal staff involvement. Shinsei has replaced all mainframe computers with PC-class servers and off-the-shelf components, creating an IT platform that is cost-efficient, modular and flexible. This unique platform has made it possible to introduce changes quickly and expand into new businesses – such as the sale of Indian mutual funds in Japan – that were not envisioned when the system was first set up. In an article in the March edition of the Harvard Business Review, David Upton and Bradley Staats described Shinsei's methodology as "a model for other companies."

Joi Ito, the chairman of Creative Commons and an innovative IT entrepreneur, has welcomed Shinsei Bank's decision to share its methods and techniques. Creative Commons was founded in San Francisco in 2001 by Lawrence Lessig, a Stanford law professor who founded the university's Center for Internet and Society.

Video footage of a conversation between Creative Commons' Ito and Shinsei CEO Porté will be available on YouTube.com later today. Please visit:
http://www.youtube.com/shinseibankpr

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html

Indian Institute of Technology Kanpur is one of the premier institutions established by the Government of India. The aim of the Institute is to provide meaningful education, to conduct original research of the highest standard and to provide leadership in technological innovation for the industrial growth of the country. The Institute began functioning in 1959 with 100 students and a small faculty. The Institute now has its own residential campus, about 2255 undergraduate and 1476 postgraduate students, 309 faculty and more than 900 supporting staff. Please visit http://www.iitk.ac.in for a full coverage of the Institute activities.



INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank: 24-Hour ATM Service During Golden Week Holidays

Tokyo (Monday, April 21, 2008) – Shinsei Bank, Limited, today announced that its ATM services - including deposits, withdrawals and account balance inquiries - will be available as usual 24 hours a day[1], free of charge, during the entire Golden Week holidays for Shinsei *PowerFlex* account holders using its ATMs located at the bank's Head Office and other branches and inside selected Tokyo Metro stations and Keihin Electric Express Railway stations, etc.

In addition, Shinsei's *PowerFlex* account holders will receive the same free ATM services 24 hours a day[1] at the 13,042 Seven Bank ATMs (as of April 21, 2008) installed in Seven-Eleven convenience stores operating non-stop throughout the year. Customers making transactions at partner[2] ATMs will receive a refund of any charges incurred at a later date.

■Shinsei Bank ATM services for customers with Shinsei's *PowerFlex* cash card

	ATMs		Operating hours[1]		Fees & Charges
Shinsei Bank ATMs	Shinsei Bank ATMs at Head Office and other branches Other Shinsei Bank ATMs	Account balance inquiries, deposits, and withdrawals	365 days	24 hours	Free of charge
	Shinsei Bank ATMs installed at Tokyo Metro stations			5:00 - 24:00	
	Keikyu Station Bank ATMs (ATMs installed at Keihin Electric Express Railway stations, etc.)			6:00 - 24:00	

Shinsei Bank has been providing 24-hours-a-day, 365-days-a-year ATM services since the launch of Shinsei's *PowerFlex* account in June 2001, to give customers the freedom to access their assets and make transactions whenever they want. Shinsei Bank will continue to provide services that allow customers to take full advantage of the benefits of their Shinsei account.

1. ATM operating hours may differ depending on business hours of the building at which ATMs are installed.
2. Japan Post Bank, all city banks (Tokyo-Mitsubishi UFJ, Mizuho, Sumitomo Mitsui, Resona, Saitama Resona), 4 trust banks (Chuo Mitsui Trust, Mitsubishi UFJ Trust, Sumitomo Trust, Mizuho Trust), Aozora Bank, Shokochukin Bank and Miura Fujisawa Shinkin Bank.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION **SHINSEI BANK**

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Launch "Shinsei MobileDirect" Mobile Banking Service

Tokyo (Tuesday, April 22, 2008) – Shinsei Bank, Limited, today announced the launch of the "Shinsei MobileDirect" (http://m.shinseibank.com) mobile banking service. With this service, Shinsei PowerFlex account holders can access their accounts via a mobile telephone to make balance inquiries and to remit or transfer funds, 24 hours a day, 365 days a year. The Shinsei MobileDirect service is available in both English and Japanese.

Shinsei Bank views remote channels like the Internet and telephone banking as important sales channels and Shinsei MobileDirect now offers customers the added convenience of banking "anytime, anywhere."

Shinsei Bank's retail division aims to enrich and "color" the lives of our customers by providing them with high value-added products and services.

Overview of Shinsei MobileDirect Services (as of April 22, 2008)

Service	Details
Account inquiries	Outstanding balance confirmation for yen savings accounts, PowerYokin, yen time deposits, foreign currency savings accounts, foreign currency time deposits, structured deposits and (domestic) investment trusts.
Deposit / Withdrawal transaction inquiries	Confirmation of details of deposits to / withdrawals from yen savings, PowerYokin and foreign currency savings accounts, and (domestic) investment trust transaction details.
Remittances / Transfers	Remittances[1] to registered or unregistered payees in Japan, and transfers between Shinsei accounts.
Interest rate inquiries	Confirmation of interest rates for yen savings, PowerYokin and foreign currency savings accounts.
Exchange rate inquiries	Confirmation of exchange rates against yen and cross rates between foreign currencies.
Transactions	Transfers between yen savings, PowerYokin and foreign currency savings accounts.
Settings	Register or change e-mail address for notifications, etc.

Recommended operating environment for Shinsei MobileDirect
Recommended operating environments for Shinsei MobileDirect are i-mode (NTT DoCoMo FOMA-compatible handsets), EZweb (au/KDDI EZweb-compatible handsets) and Yahoo! Keitai (SoftBank handsets sold after October 2006).[2]

[1] The number of remittances to other banks (excluding Japan Post Bank) via Shinsei MobileDirect mobile banking is added to the number of remittances via Shinsei PowerDirect Internet banking and counted against the designated number of free remittances per month (3, 5, or 10 per month depending on the transaction).

[2] PHS and the following handset types are not supported:
NTT DoCoMo: mova-compatible handsets
au/KDDI: C200 series, C300 series, C400 series, C1000 series, A1000 series, TU-KA series
SoftBank: C2, C3, C4

*Please refer to attachment for further details.

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 42 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 5 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at *http://www.shinseibank.com/english/index.html*

Attachment

How to use Shinsei MobileDirect (http://m.shinseibank.com)

1) Register the number of mobile phones (maximum of three) that will use Shinsei MobileDirect via the Shinsei PowerDirect Internet banking site.
2) Access Shinsei MobileDirect (http://m.shinseibank.com) from your mobile phone, enter your MobileDirect password and mobile phone telephone number, and complete initial settings.
3) Log in to Shinsei MobileDirect from a registered mobile phone using your MobileDirect password, and you are ready to use Shinsei MobileDirect.

Shinsei MobileDirect Sample Screens

Top Page

SHINSEI BANK
[Shinsei Bank]

JAPANESE
[Login]
1 Product Service
2 Branches&ATMs
3 Contact us
4 FAQ
・Privacypolicy
・Solicitation Policy
・Terms and Conditions
・Non-Corresponding Model
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株式会社新生銀行 (登録金融機関
関東財務局長(登金)第10号
加入協会 日本証券業協会、(社)金融
先物取引業協会)
(C)Shinsei Bank, Limited

Log-In Screen

Last login was on
2008/04/18 09:41AM

・ Accounts Overview
・ Accounts Activity
・ Transfers
・ Rates & Prices
・ Customer Support
・ Alert E-mail Address Register/Change
・ Fee
・ Power Yokin
・ FX Buy/Sell
・ Investment Trusts
・ Time Deposits
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・ LOGOUT

(C)Shinsei Bank, Limited

Foreign Currency Savings Account Transaction Screen

Buy Sell /FX
Verify and Submit

STEP 4/4
Please confirm that data shown is correct. If they are correct, please press "SUBMIT"
■Debited Account:
Savings-JPY
・Withdrawable Amount(Before):
1,000 JPY
■Credited Account:
Savings-SGD
・Withdrawable Amount(Before):
0.00 SGD
■Amounts:
1,000 JPY
■Exchange Rate:
1 SGD = 74.04 JPY
■Converted Amount
13.51 SGD
[Submit] cancel
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・ HOME ・ LOGOUT

(C)Shinsei Bank, Limited

- "i-mode" is a registered trademark of NTT DoCoMo, Inc.
- "au" and "EZweb" are registered trademarks of KDDI Corporation.
- "Yahoo!" and the logos "Yahoo!" and "Y!" are registered trademarks of Yahoo! Inc. of the U.S.
- The "SoftBank" name and logo are registered trademarks of SOFTBANK CORP. Yahoo! Keitai is a registered trademark of SOFTBANK MOBILE Corp.
- All other company names and brands are the trademark or registered trademark of the respective company.

Regarding foreign currency deposits

- Foreign currency deposits are affected by exchange rate movements, which can generate foreign exchange losses that cause the amount of the deposit to fall below the original principal amount. In addition, Shinsei Bank's designated exchange rate, which includes a foreign exchange commission, will be applied to deposits and withdrawals made in yen. This can result in the final amount falling below the original principal amount, even if the exchange rate is unchanged.
- Shinsei Bank's designated TTS rate (the market conversion rate for converting yen to a foreign currency) and TTB rate (the market conversion rate for converting foreign currency to yen), both of which include a foreign exchange commission, will be applied when converting to/from foreign currencies in foreign currency deposits. When converting between yen and a foreign currency, in principle, the foreign currency commission per unit of foreign currency will be ¥2 per side for one pound sterling (a TTS-TTB spread of ¥4), ¥0.5 per side for one Hong Kong dollar (a TTS-TTB spread of ¥1), and ¥1 per side for other currencies (a TTS-TTB spread of ¥2). When converting between two foreign (non-yen) currencies, in principle, the commission will be 0.01 or 0.02 multiplied by one of the currencies (as of March 31, 2008).
- Foreign currency deposits are not covered by deposit insurance.
- In principle, foreign currency deposits cannot be redeemed prior to maturity.
- Shinsei Bank does not handle foreign currency cash.
- Separate commissions apply to foreign currency-denominated fund transfers.
- Please confirm the details of your foreign currency deposit with the explanatory materials (documents exchanged prior to the conclusion of a contract) available at Shinsei Bank branches.

Regarding structured deposits

- Structured deposits include forward foreign exchange transactions, and financial and other derivative transactions. Structured deposits contain risks including fluctuations in the principal and interest amounts, and in the fact that they cannot in principle be redeemed prior to maturity.
- When a customer requests an early redemption and Shinsei Bank deems the reason to be unavoidable, the early redemption will be allowed, but the amount paid to the customer will have an early redemption penalty subtracted from the principal. This penalty will be calculated using Shinsei Bank's designated calculation method, and will correspond to the amount required to restructure the deposit from the early redemption date to the original maturity date, and other associated costs. As a result, the amount

paid upon redemption may be less than the original principal amount, and depending on market conditions, may be significantly less than the original principal.

- For structured deposits with special provisions to extend the term of the deposit, Shinsei Bank will determine whether to extend the maturity date. If the reference market interest rate has risen as of the date on which the term extension is determined, there is a high likelihood that Shinsei Bank will extend the term of the deposit. In these instances, the customer will lose the opportunity to invest at a higher market interest rate. If the reference market interest rate has fallen as of the date on which the term extension is determined, there is a low likelihood that Shinsei Bank will extend the term of the deposit. In these instances, the customer will not be able to invest at the interest rate that would have applied had the term been extended.
- For dual-currency time deposits made in yen (structured deposits) and yen time deposits with a dual currency-type currency option, when the actual market rate two business days prior to maturity represents a stronger yen than in the special provision trigger rate, the funds to be paid at maturity will be converted to the "foreign currency" at the special provision trigger rate determined in advance, and deposited to an ordinary foreign currency deposit (i.e. will not be converted at the market rate). In these instances, the conversion will be made with less favorable conditions than if the conversion to "foreign currency" had been made at the prevailing market rate. In addition, if the funds paid at maturity are paid in the "foreign currency" and subsequently converted to yen, exchange rate movements may result in the yen amount received being less than the original yen principal amount. Furthermore, even if the exchange rate is unchanged, the TTB rate (the market rate for converting foreign currency to yen), which includes a foreign currency commission (in principle, ¥1 per unit of foreign currency), will be applied, and as a result the yen amount received from the conversion of "foreign currency" may be less than the original yen principal amount. Deposit insurance ceases to apply when foreign currency is received upon maturity. The same risks apply to dual-currency time deposits made in a foreign currency (structured deposits).
- When purchasing these products, please confirm the details with the explanatory materials at a branch (documents exchanged prior to the conclusion of a contract) and a Shinsei Bank employee. The customer bears full responsibility for understanding the content and making the decision to purchase these products.

Regarding investment trusts

- An investment trust is not a bank deposit, and is therefore not covered by deposit insurance. Furthermore, an investment trust purchased at a bank is not covered by the Investor Protection Fund.
- When redeeming an investment trust, the receipt of the redemption payment may require a considerable amount of time because some investment trusts have a closed period for redemption.
- At Shinsei Bank, the only accepted redemption method for investment trusts domiciled in Japan is a "redemption request" (*kaiyaku-seikyu*). Therefore, a "repurchase request" (*kaitori-seikyu*) will not be accepted.
- When applying to purchase an investment trust, please make your own judgment by reviewing the prospectus (including supplementary documents) in advance or at the time of purchase and confirming its details. The prospectus (including supplementary documents) is available at Shinsei Bank branches or via the Internet (Shinsei *PowerDirect*). We will also send it to you by mail on request. The prospectus (including supplementary documents) for investment trusts offered exclusively via the Internet can only be obtained via Shinsei *PowerDirect*.

Shinsei Bank Ltd. / No. 10 Registered financial institution of Kanto Local Finance Bureau
Member of Japan Securities Dealers Association / The Financial Futures Association of Japan



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Launch Shinsei Troika Russia Fund

- First Japanese publicly offered investment trust managed by local investment manager, investing primarily in listed Russian equities -

Tokyo (Thursday, May 1, 2008) – Shinsei Bank, Limited, today announced that it will begin offering the "Shinsei Troika Russia Fund", Japan's first publicly offered investment trust fund to be managed by a Russian asset management company, from Monday, May 12, 2008. This open-ended investment trust will invest in a broad range of Russian equities that show promising growth prospects. Shinsei Investment Management Co., Ltd ("SIM"), a wholly-owned subsidiary of Shinsei Bank, plans to launch the fund on Friday, May 30. After an initial offering period running from Monday, May 12, through Thursday, May 29, 2008, Shinsei Bank will continue to offer the fund for an indefinite period thereafter.

The Shinsei Troika Russia Fund will primarily invest in the Class A beneficiary certificates of the "Troika Shinsei Russia Fund," an overseas investment trust focused predominantly on listed Russian equities and managed by Troika Dialog Asset Management. It will also invest in the "SIM Short-Term Mother Fund", managed by SIM.

Russia is one of the world's largest countries and possesses rich reserves of oil, natural gas and other mineral resources. The country has benefited in recent years from rising commodity prices and, as one of the BRIC nations, its growth potential is the focus of much attention. Russia also occupies an important position in the international political arena. Supported by high levels of education and a strong scientific and R&D infrastructure, Russia has recently been posting remarkable economic growth, further fuelling global interest in the country.

Established in 1996, Troika Dialog is one of Russia's oldest asset management companies and has established a solid reputation for its research capabilities, built upon the company's extensive experience and track record. Through the partnership with Troika Dialog, the new fund will invest in local equities that are not available as American Depositary Receipts or Global Depositary Receipts.

Shinsei Bank's retail division aims to enrich and "color" the lives of our customers by providing them with high value-added products and services.

*Please refer to the attachment for further details.

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

【Attachment】

Outline of "Shinsei Troika Russia Fund"

Fund name	Shinsei Troika Russia Fund
Asset management company	Shinsei Investment Management Co., Ltd.
Fund type	Open-ended securities investment trust / Fund of funds / Option of automatic dividend reinvestment
Characteristics	1. The fund aims to generate medium- and long-term growth in entrusted assets, primarily by effectively investing in equities, etc. listed on Russian financial product exchanges. There will also be active investment in attractive small- and medium-cap shares. 2. Precedence in investment allocation will be given to Class A beneficiary certificates of the Cayman-domiciled, yen-denominated Troika Shinsei Russia Fund (the "invested fund"), which invests primarily in Russian equities. 3. This invested fund will be managed based on analysis and research conducted by Troika Dialog Asset Management, a member of the major Russian private-sector investment banking group Troika Group. 4. As a general rule, currency hedging will not apply.
Benchmark	None. However, the invested fund will use the Russian RTS Index*1 as a reference index.
Initial offering period	From Monday, May 12, 2008, through Thursday, May 29, 2008.
Fund inception date	Friday, May 30, 2008
Subsequent offering period	From Friday, May 30, 2008 through Thursday, August 27, 2009. ※The offering period may be extended upon submission of a security registration statement prior to the conclusion of the above subsequent offering period.
Trust period	The trust period shall, in principle, be perpetual from the fund inception date.
Account settlement date	Annually, on May 29 of each year (following business day when the account settlement date falls on a holiday).
Distribution policy	To be determined by the trustor in consideration of the unit price level and market trends, and within the scope of dividends and other income, and trading, valuation and other gains, after the deduction of expenses. ※ Distributions may fluctuate or may not be paid.
Subscription / redemption application day	In principle, each business day. (Subscription/redemption orders will not be accepted on days that are bank holidays in Dublin or holidays for the Russian Trading System (RTS). Additional restrictions may apply for large-lot redemptions.
Subscription price	The unit price as of the business day following the subscription application day (initial unit price will be one yen per unit).
Redemption price	Unit price as of the business day following the redemption application day after deducting the redemption fee (*shintaku-zaisan-ryuho-gaku*). The redemption payments will be made on the 6th business day following the redemption application day.
Shinsei Bank's sales channels	Branches (excludes Shinsei *BankSpot*), Internet Banking (Shinsei *PowerDirect*), Call Center (Shinsei *PowerCall*)
Shinsei Bank application unit	Minimum of 10,000 yen in increments of 1 yen

【Index】

*1. The Russian RTS Index is a USD-denominated index comprising 50 stocks, calculated as a weighted average market capitalization with a base value of 100 as of September 1, 1995.

《Main risks》

The fund will invest in Russian equities, etc., primarily via investment in investment trust certificates. The fund unit price will fluctuate based on movements in various factors including price changes in invested equities and foreign currency exchange rates. Therefore, **the fund unit price may fall below the original value**. Investment profit/loss is entirely that of the customer who purchases the investment trust. The main risks inherent in the fund are listed below. Please confirm detailed risk information by referring to the explanatory materials (prospectus).

◎ Country risk ◎ Stock price fluctuation risk ◎ Credit risk ◎ Liquidity risk

◎ Currency fluctuation risk ◎ Interest rate fluctuation risk

【Expenses to be borne by the customer】

※ Please confirm the details of expenses with the explanatory materials (prospectus).

※ The total amount of expenses to be borne by the customer varies depending on factors including the period for which the fund is held, and therefore cannot be shown.

Upon subscription:	
Subscription fee payable to Shinsei Bank (percentage of contract amount*2)	Amount obtained by multiplying the unit price on the business day following the subscription date by the following: Less than 100 million yen: 3.15% (3.0% plus tax) At least 100 million yen but less than 300 million yen: 1.05% (1.0% plus tax) 300 million yen or more: 0.525% (0.5% plus tax)
During the trust period:	
Actual management fee	1.9575% p.a. (tax inclusive) on the total net assets. * This fee is an estimate of the trust (management) fee to be effectively borne by the customer, calculated as the fund's management fee (1.2075% p.a. (1.15% plus tax)) added to the invested fund's estimated management fee (0.75%).
Other expenses	Brokerage fees for securities trading, custodian and other fees for foreign currency-denominated assets, interest on borrowings, interest on advances, audit fees, etc. ※ The amount of fees varies depending on various factors including fund performance, and therefore the applicable fee rates and maximum amounts cannot be indicated in advance.
Upon redemption:	
Back-load fee	N/A
Redemption fee	0.3% of the unit price as of the business day immediately following the redemption application day.

*2. The contract amount refers to the amount obtained by deducting the subscription fee and applicable consumption tax, etc. from the subscription amount.

【Investment trusts】

- Investment trusts are sold by Shinsei Bank, and investments are managed by an investment trust trustee (asset management company).
- An investment trust is not a bank deposit, and therefore its investment performance fluctuates depending upon various factors including the market environment. Accordingly, neither its principal nor yield is guaranteed, and the unit price may fall below the original value, depending on its performance.
- An investment trust is not a bank deposit, and is therefore not covered by deposit insurance. Furthermore, an investment trust purchased at a bank is not covered by the Investor Protection Fund.
- When redeeming an investment trust, the receipt of the redemption payment may require a considerable amount of time because some investment trusts have a closed period for redemption.
- At Shinsei Bank, the only accepted redemption method for investment trusts domiciled in Japan is a "redemption request" (*kaiyaku-seikyu*). Therefore, a "repurchase request" (*kaitori-seikyu*) will not be accepted.
- When applying to purchase an investment trust, please make your own judgment by reviewing the prospectus (including supplementary documents) in advance or at the time of purchase and confirming its details. The prospectus (including supplementary documents) is available at Shinsei Bank branches or via the Internet (Shinsei *PowerDirect*). We will also send it to you by mail on request. The prospectus (including supplementary documents) for investment trusts offered exclusively via the Internet can only be obtained via Shinsei *PowerDirect*.

Shinsei Bank Ltd. / No. 10 Registered financial institution of Kanto Local Finance Bureau
Member of Japan Securities Dealers Association / The Financial Futures Association of Japan

About Shinsei Investment Management Co., Ltd.

Shinsei Investment Management, a wholly owned subsidiary of Shinsei Bank, is approved by the FSA as an investment management and discretionary investment advisory company, and commenced operations on April 1, 2003. Shinsei Investment Management adopts a "managers' manager" business model. Under this model, Shinsei Investment Management selects capable investment managers for a range of investment options around the world in line with Japanese investors' needs, structures and packages the investment products in a way that best suits investors, and appropriately reallocates them as needed.

As of the end of February 2008, Shinsei Investment Management's assets under management totaled approximately 341.3 billion yen.

About Troika Dialog Asset Management

The Shinsei Troika Russia Fund is effectively managed by Troika Dialog Asset Management, a member of the Troika Group financial group. Established in 1991, Troika Group is Russia's oldest private-sector investment bank and operates in five business areas – securities, trading, investment banking, asset management and private equity.

Established in 1996, Troika Dialog Asset Management is one of Russia's oldest asset management companies. Assets under management totalled approximately US$4.78 billion (approximately 500.8 billion yen converted at the dollar-yen rate as of the end of February 2008) as of the end of February 2008, making it one of Russia's largest asset management companies both in terms of total assets under management and in the size of its major funds.

Ranking of Russian asset managers (investment trust assets under management as of Dec. 31, 2007; excluding closed-end funds):

	Million USD (Market share)
Troika Dialog	1,194.56 (16.4%)
UralSib	863.11 (11.9%)
Alfa Capital	675.98 (9.3%)
Bank of Moscow Asset Management	455.29 (6.2%)
KIT Fortis Investment Management	355.68 (4.9%)

Ranking of Russian domestic investment trust outstanding amounts (as of Feb. 29, 2008):

	Million USD (Market share)
Troika Dialog, JSC	621.02 (8.7%)
UralSib, JSC	369.01 (5.1%)
Alfa Capital, Ltd.	267.95 (3.7%)
UFG Invest, JSC	244.41 (3.4%)
Rosbank Asset Management Company, Ltd.	218.05 (3.0%)

Source: Compiled by Shinsei Investment Management based on Financial Investfunds Information data.



INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Revise Free-of-Charge Online Funds Transfer Service

Tokyo (Thursday, May 1, 2008) – Shinsei Bank, Limited, today announced that it will make changes to the number of domestic funds transfers that can be made free-of-charge[1] by Shinsei *PowerFlex* account holders using the Shinsei *PowerDirect* internet banking service. The change will affect only those customers who are currently entitled to make three free-of-charge domestic funds transfers per month. As of Tuesday, July 1, 2008, these customers will be entitled to one free-of-charge transfer per month.

There is no change in the number of free-of-charge funds transfers for the following customers:

1) "Shinsei Platinum" customers[2] (entitled to up to ten free-of-charge transfers per month)
2) Customers with a balance[2] of 2 million yen or more at the end of the previous month in certain accounts designated by the Bank (up to five free-of-charge transfers per month)
3) Customers with a balance[2] of 300,000 yen or more as of the end of the previous month in investment trusts, foreign currency deposits, structured deposits or other financial products designated by the Bank (up to five free-of-charge funds transfers per month)

A charge of 300 yen (tax included) will be levied for each transfer made after the designated monthly quota of free-of-charge transfers has been used. Funds transfers to accounts within Shinsei Bank will remain free of charge even after July 1, 2008, regardless of customers' account balance.

Shinsei Bank will continue to tailor its services to reflect the broad range of its customers' needs. This change has been made on the basis of a comprehensive assessment of customers' usage of Shinsei Bank's services.

1. Fees will be charged at the time of transfer and reimbursed (up to the applicable quota). 300 yen (tax included) will be charged per transfer once the free-of-charge quota has been used for the applicable month.
2. Please refer to the Shinsei Bank website for further details of "Shinsei Platinum" service conditions and the Bank-designated financial products and account balance levels that qualify for additional free-of-charge funds transfers .

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Regarding foreign currency deposits

- Foreign currency deposits are affected by exchange rate movements, which can generate foreign exchange losses that cause the amount of the deposit to fall below the original principal amount. In addition, Shinsei Bank's designated exchange rate, which includes a foreign exchange commission, will be applied to deposits and withdrawals made in yen. This can result in the final amount falling below the original principal amount, even if the exchange rate is unchanged.
- Shinsei Bank's designated TTS rate (the market conversion rate for converting yen to a foreign currency) and TTB rate (the market conversion rate for converting foreign currency to yen), both of which include a foreign exchange commission, will be applied when converting to/from foreign currencies in foreign currency deposits. When converting between yen and a foreign currency, in principle, the foreign currency commission per unit of foreign currency will be ¥2 per side for one pound sterling (a TTS-TTB spread of ¥4), ¥0.5 per side for one Hong Kong dollar (a TTS-TTB spread of ¥1), and ¥1 per side for other currencies (a TTS-TTB spread of ¥2). When converting between two foreign (non-yen) currencies, in principle, the commission will be 0.01 or 0.02 multiplied by one of the currencies (as of March 31, 2008).
- Foreign currency deposits are not covered by deposit insurance.
- In principle, foreign currency deposits cannot be redeemed prior to maturity.
- Shinsei Bank does not handle foreign currency cash.
- Separate commissions apply to foreign currency-denominated fund transfers.
- Please confirm the details of your foreign currency deposit with the explanatory materials (documents exchanged prior to the conclusion of a contract) available at Shinsei Bank branches.

Regarding structured deposits

- Structured deposits include forward foreign exchange transactions, and financial and other derivative transactions. Structured deposits contain risks including fluctuations in the principal and interest amounts, and in the fact that they cannot in principle be redeemed prior to maturity.
- When a customer requests an early redemption and Shinsei Bank deems the reason to be unavoidable, the early redemption will be allowed, but the amount paid to the customer will have an early redemption penalty subtracted from the principal. This penalty will be calculated using Shinsei Bank's designated calculation method, and will correspond to the amount required to restructure the deposit from the early redemption date to the original maturity date, and other associated costs. As a result, the amount paid upon redemption may be less than the original principal amount, and depending on market conditions, may be significantly less than the original principal.
- For structured deposits with special provisions to extend the term of the deposit, Shinsei Bank will determine whether to extend the maturity date. If the reference market interest rate has risen as of the date on which the term extension is determined, there is a high likelihood that Shinsei Bank will extend the term of the deposit. In these instances, the customer will lose the opportunity to invest at a higher market interest rate. If the reference market interest rate has fallen as of the date on which the term extension is determined, there is a low likelihood that Shinsei Bank will extend the term of the deposit. In these instances, the customer will not be able to invest at the interest rate that would have applied had the term been extended.
- For dual-currency time deposits made in yen (structured deposits) and yen time deposits with a dual currency-type currency option, when the actual market rate two business days prior to maturity represents a stronger yen than in the special provision trigger rate, the funds to be paid at maturity will be converted to the "foreign currency" at the special provision trigger rate determined in advance and deposited to an ordinary foreign currency deposit (i.e. will not be converted at the market rate). In these instances, the conversion will be made with less favorable conditions than if the conversion to "foreign currency" had been made at the prevailing market rate. In addition, if the funds paid at maturity are paid in the "foreign currency" and subsequently converted to yen, exchange rate movements may result in the yen amount received being less than the original yen principal amount. Furthermore, even if the exchange rate is unchanged, the TTB rate (the market rate for converting foreign currency to yen), which includes a foreign currency commission (in principle, ¥1 per unit of foreign currency), will be applied, and as a result the yen amount received from the conversion of "foreign currency" may be less than the original yen principal amount. Deposit insurance ceases to apply when foreign currency is received upon maturity. The same risks apply to dual-currency time deposits made in a foreign currency (structured deposits).
- When purchasing these products, please confirm the details with the explanatory materials at a branch (documents exchanged prior to the conclusion of a contract) and a Shinsei Bank employee. The customer bears full responsibility for understanding the content and making the decision to purchase these products.

Regarding investment trusts

- An investment trust is not a bank deposit, and is therefore not covered by deposit insurance. Furthermore, an investment trust purchased at a bank is not covered by the Investor Protection Fund.
- When redeeming an investment trust, the receipt of the redemption payment may require a considerable amount of time because some investment trusts have a closed period for redemption.
- At Shinsei Bank, the only accepted redemption method for investment trusts domiciled in Japan is a "redemption request" (*kaiyaku-seikyu*). Therefore, a "repurchase request" (*kaitori-seikyu*) will not be accepted.
- When applying to purchase an investment trust, please make your own judgment by reviewing the prospectus (including supplementary documents) in advance or at the time of purchase and confirming its details. The prospectus (including supplementary documents) is available at Shinsei Bank branches or via the Internet (Shinsei *PowerDirect*). We will also send it to you by mail on request. The prospectus (including supplementary documents) for investment trusts offered exclusively via the

Internet can only be obtained via Shinsei *PowerDirect.*



INFORMATION **SHINSEI BANK**

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Ichiro Scores with Japanese Consumers in Need of Financial Advice

Baseball star Ichiro Suzuki chosen as the financial advisor of choice by majority of respondents in Shinsei Bank "Survey on Financial Advice"

Former PM Koizumi ranked highest among politicians

Tokyo (Friday, May 2, 2008) – With global capital and currency markets reeling from the subprime crisis, Japanese consumers say they would look to figures such as baseball star Ichiro Suzuki or former prime minister Jun'ichiro Koizumi to guide them through the maelstrom, according to a survey commissioned by Shinsei Bank, Limited. The need for prudent advice is clear; despite the uncertain environment, foreign currency deposit accounts, stock trading and investment trusts ranked among the most popular asset management options that respondents would consider using in the future. When asked to define their "ideal bank," "a customer-oriented approach to products and services" topped the wish list with almost a third (31.8%) of the votes.

The survey of 600 men and women in the Tokyo metropolitan area asked respondents about their views on banks and asset management. It was commissioned as part of on-going consumer research by Shinsei Bank.

Shinsei provides a wide array of innovative financial products for customers including foreign currency deposit accounts, investment trusts and stock trading services. While Ichiro or former Prime Minister Koizumi may not be on staff, Shinsei also offers comprehensive consultation services at its financial centers as well as via an extensive internet banking website.

Which celebrity would you trust with your money? – Ichiro ranked No. 1 amongst athletes, former PM Koizumi weighs in as No. 1 politician

Consumers favored Ichiro Suzuki of the Seattle Mariners, along with politicians Jun'ichiro Koizumi (former prime minister of Japan) and Hideo Higashikokubaru (governor of Miyazaki Prefecture) as the celebrities they would most like to ask for financial advice.

"Ideal Investment Advisor" Celebrity Rankings

	Professional Athletes		Politicians		Cultural Figures and Newscasters		Entertainers
1	Ichiro Suzuki	1	Jun'ichiro Koizumi	1	Tetsuya Chikushi	1	Shinsuke Shimada
2	Atsuya Furuta	2	Hideo Higashi Kokubaru	2	Yuko Ando	2	"Beat" Takeshi Kitano
3	Hideki Matsui	3	Yasuo Fukuda	3	Shintaro Toshigoe	3	Tamori

Foreign currency deposits, stocks, FX and investment trusts attract most interest as future investment options

80% of survey respondents use yen savings accounts. Foreign currency deposits (28%), stocks (25.2%), FX (margin foreign exchange trading) (21.0%) and investment trusts (20.8%) all emerged as popular asset management products that respondents do not currently use but would like to try in the future.

"Information on the Internet" is the most popular asset management service

36.5% of respondents say "information available via the Internet" is an asset management service they would like to use in the future. The proportion rises to 44.2% among respondents in their twenties.

"Comprehensive internet and mobile banking services" are the most important consideration when opening a bank account

"Comprehensive internet and mobile banking services" (53.7%) and "No charges for ATM withdrawals, internet transfers and other services" (52.8%) overshadowed "many branches in convenient locations" (47.7%) amongst the points respondents prioritize when opening a bank account.

Detailed results of the survey are attached to the Japanese release and can be accessed at:
http://www.shinseibank.com/investors/common/news/pdf/pdf2008/080502survey_j.pdf

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

[Attachment]

Overview of the "Survey on Financial Advice"

Period: April 4-6 (Friday-Monday), 2008

Method: Internet survey

Subjects: Men and women aged 20 or older living in the Tokyo metropolitan region (Tokyo, and Chiba, Saitama and Kanagawa prefectures)

* Random sampling of males and female individuals who hold at least one bank account
* Equalized sex and age distribution

Valid responses: 600

No. of responses		Household income distribution				
		Less than ¥3,000,000	¥3,000,000 to ¥4,999,999	¥5,000,000 to ¥6,999,999	¥7,000,000 to ¥9,999,999	¥10,000,000 and higher
Total	600	64	125	106	173	132
	(100%)	(10.7%)	(20.8%)	(17.7%)	(28.8%)	(22.0%)
Male	300	39	61	43	88	69
	(100%)	(13.0%)	(20.3%)	(14.3%)	(29.3%)	(23.0%)
Female	300	25	64	63	85	63
	(100%)	(8.3)	(21.3%)	(21.0%)	(28.3%)	(21.0%)

Survey contents:

Functions and services considered important when opening a bank account
Bank image considered important when opening a bank account
Image of ideal bank
Current main bank / Investment perceptions
Current investment experience
Interest in various types of investments
Awareness of investment consultation services
Image of investment consultants, etc.



INFORMATION



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank to Revise Earnings and Dividend Forecasts for FY2007

Tokyo (Thursday, May 8, 2008) – Shinsei Bank, Limited, ("Shinsei Bank"), a leading diversified Japanese financial institution, announced today that it has revised its consolidated and non-consolidated forecasts and its dividend forecast as shown below.

Shinsei Bank revised its forecast for net income on a consolidated basis from 65.0 billion yen to 60.1 billion yen for the fiscal year ended March 31, 2008. The main reason for this revision relates mainly to additional reserves that were recorded associated with a small number of business loans in Japan and in Europe.

Shinsei Bank revised its forecast for net income on a non-consolidated basis from 50.0 billion yen to 53.2 billion yen for the fiscal year ended March 31, 2008. The major reason for this revision relates to dividends received from a subsidiary.

Shinsei Bank also revised its dividend forecast to 2.94 yen per common share based upon the revision to its forecast for non-consolidated net income from 50.0 billion yen to 53.2 billion yen for the fiscal year ended March 31, 2008.

Shinsei Bank is scheduled to announce its results for the fiscal year ended March 31, 2008 on May 14, 2008 after the market closes.

Revision of forecast for the fiscal year ended March 31, 2008

(Billions of yen)

(Consolidated)	Net income
Previous forecast as of March 13, 2008 (A)	65.0
Revised forecast (B)	60.1
Difference (B-A)	-4.9
Difference	-7.5%
(Reference) Results for the fiscal year ended March 31, 2007	-60.9

(Billions of yen)

(Non-Consolidated)	OBP(*)	Net income
Previous forecast as of March 13, 2008 (A)	51.0	50.0
Revised forecast (B)	67.2	53.2
Difference (B-A)	16.2	3.2
Difference	31.8%	6.4%
(Reference) Results for the fiscal year ended March 31, 2007	54.9	-41.9

(*) Ordinary business profit on a revitalization plan basis

Revision of dividend forecast for the fiscal year ended March 31, 2008

	Dividend Per Common Share (Yen)		
Record date	Interim	Year-end	Total
Previous forecast (as of November 14, 2007)		TBD	TBD
Revised forecast		2.94	2.94
(Reference) Dividend paid for the interim period ended Sep 30, 2007	0.00		
(Reference) Dividend paid for the fiscal year ended March 31, 2007	1.66	1.00	2.66

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Launch Nursing Care Annuity Product, Shinsei Power Kaigo Nenkin

Shinsei enters nursing care annuity insurance business following bancassurance deregulation

Tokyo (Monday, May 12, 2008) – Shinsei Bank, Limited ("Shinsei"), today announced that it will begin sales of "Shinsei Power Kaigo Nenkin", an investment-based nursing care annuity insurance product (underwriting insurance company: Manulife Life Insurance Company), from May 12, 2008. Shinsei will sell the product through its head office and branches (excluding Shinsei *BankSpots*).

Shinsei Power Kaigo Nenkin combines the asset-formation capacity of traditional investment-based annuity insurance with a nursing care benefit available when the policyholder requires nursing care. The result is a comprehensive financial planning solution to the growing demand for nursing care coverage. The product has been designed with customer convenience as a key priority; the enrollment process only requires customers to disclose their occupation, and benefit payment criteria are clearly defined and based on the public nursing care insurance system.

Premiums paid into Shinsei Power Kaigo Nenkin will be invested in a special account with an internationally diversified portfolio of equities, bonds and other assets (50% of the underlying funds will be allocated to equities), offering the possibility of higher nursing care benefits through investment gains.

Nursing benefits are paid from the time the insured person is initially designated for Level 1 or higher nursing care under the public nursing care insurance system. In addition, if the insured person dies during the investment term of the special account, a death benefit may also be paid.[*1] The minimum amount of both the nursing care annuity and death benefit are guaranteed. The basic benefit is 100% guaranteed regardless of investment performance.[*2] Furthermore, once every policy year after the first anniversary, policyholders may withdraw a portion of any accumulated funds that exceed the basic benefit, without reducing the original basic benefit itself (special treatment for partial surrender).

Shinsei Bank's Retail Banking Group aims to enrich and "color" the lives of our customers by providing them with high value-added products and services.

*1 Either the nursing care benefit or the death benefit will be paid.

*2 Partial surrender will reduce the basic benefit (except for special treatment for partial surrender).

※Please refer to the attachment for further details.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

[Attachment]

Shinsei Power Kaigo Nenkin

(New Variable Individual Annuity Insurance Type III, Special Provision for Whole Life Guarantee (Type C for Variable Individual Annuity Insurance), Special Provision for Nursing Care (for Variable Individual Annuity Insurance))

Underwriting insurance company: Manulife Life Insurance Company
Launch date: Monday, May 12, 2008
Sales channels: Shinsei Bank branches
(excluding Shinsei *BankSpots*)

Overview of "Shinsei Power Kaigo Nenkin"

Enrollment conditions	Insurance term	Whole life
	Method of premium payment	One-time payment
	Insurance premium range	¥2 million to ¥100 million (units of ¥1) * The total premium for one insured person for Manulife Life Insurance Company's variable individual annuity insurance with nursing care provisions may not exceed ¥100 million. In addition, the total premium for one insured person for Manulife Life Insurance Company's variable individual annuity insurance may not exceed ¥500 million.
	Risk selection	Self-disclosure (disclosure of occupation only)
	Age requirements	From age 40 to age 75 for the insured.
	Cooling-off period	Applicable * Applications may be withdrawn via written request within seven days following the application date.

Nursing care benefit / Nursing care annuity	Basis for payment of nursing care benefit	From the time the insured is initially designated eligible for Level 1 or high[…] nursing care under the public nursing care insurance system
	Amount of nursing care benefit	The larger of the following: (1) The amount accumulated up to t[…] date of certification of nursing ca[…] need (2) The basic benefit as of the date […] certification of nursing care need
	Nursing care annuity amount (annual)	From ¥200,000 to ¥30,000,000. * A nursing care annuity cannot be p[…] if the amount is less than ¥200,000
	Nursing care annuity types	• Fixed nursing care annuity (5, 1[…] 15 or 20 years) • Guaranteed whole life nursing c[…] annuity
Investment	Investment term	Whole life (or until the date of certification of nursing care need wh[…] nursing care benefit payments are triggered)
	Special account	Balanced-type "World Balance 50" • Japanese equities – 10% • Foreign equities (w/ FX hedge) – 40% • Japanese bonds – 10% • Foreign bonds (w/ FX hedge) – 20% • Foreign bonds (w/out FX hedge[…] 20%
Surrender / Redemption	Payment upon cancellation	A redemption will be paid upon surrender or partial surrender. However, redemption amounts are n[…] guaranteed and may be lower than t[…] one-time premium payment. * Partial surrender cannot be accept[…]

		if the resulting basic benefit is less than ¥500,000.
	Deduction at surrender	None

《Main risks》

The assets in Shinsei Power Kaigo Nenkin are managed in a special account, which invests in domestic and foreign equities, bonds and other assets for a set term, primarily through investment trusts. The accumulated amount and the amount of future nursing care benefits will rise or fall based on the investment performance.

There is thus a possibility of a loss resulting from drops in equity or bond prices, or foreign exchange rate movements that cause the accumulated amount and redemption amount upon surrender to fall below the amount of the one-time premium payment.

The risks associated with such movements in securities prices and foreign exchange rates are those of the policyholder.

* The special account is an account for the management and investment of assets related to variable individual annuity insurance. These assets are segregated, and managed and invested independently from assets related to other types of insurance.

《Expenses to be borne by the customer》

The total expenses related to Shinsei Power Kaigo Nenkin are the sum of the initial contract fee, insurance-related fee and investment-related fee shown below (for certain customers, however, an additional nursing care annuity management fee or annuity management fee may apply).

Upon enrollment:	
Initial contract fee	5% of the one-time premium payment will be deducted and paid as an initial contract fee. The remainder of the one-time premium payment will be deposited in the special account within seven days following the contract date.
During the special account investment term: * **During the investment term, the following fees (calculated as 1/365 of the annual rate) will be deducted daily from the accumulated amount.**	
Insurance-related fee	2.2% p.a. on the total assets in the special account
Investment-related fee	0.294% p.a. (0.28% plus tax) on the assets of the investment trusts to which the special account is exposed (investment trust management fee) * The exact amount and proportion of investment-related fees other than the investment trust management fee (investment trust operational processing fees, interest on advances, fees required for the auditing of the financial statements for investment trust assets, etc.) are difficul determine prior to their occurrence, and therefore cannot be showr these amounts and expenses. These expenses are paid by the spe account from the assets held by the account, and are therefore reflec in the unit price. Accordingly, the customer is indirectly responsible these expenses. * "Investment-related fees" are subject to change depending on fut changes in investment methods, changes in the amount of inves assets, etc.
While receiving nursing care annuity:	
Nursing care annuity management fee	On the annual nursing care annuity payment date, 0.4% of the policy rese as of that date will be deducted from the policy reserve.
While receiving survivor's annuity:	
Annuity management fee	On the annual survivor's annuity payment date, 1% of the annual surviv annuity amount will be deducted from the policy reserve.
Upon surrender / redemption:	
Surrender / Redemption fee	None

Insurance products

- Please refer to the "product brochure," "documents exchanged prior to concluding a contract (contract overview / cautionary notes)," and "contract guide and stipulations" when considering an insurance product.
- The decision on whether or not to conclude a contract for an insurance product will have absolutely no effect on a customer's other transactions with Shinsei Bank.
- Please contact the underwriting insurance company or Shinsei Bank immediately when an event occurs that is eligible for an insurance payment or benefit under the terms of the contract. Please refer to the "product brochure," "documents exchanged prior to concluding a contract (contract overview / cautionary notes)," and "contract guide and stipulations" for the respective product to determine whether an insurance payment, benefit, etc. may or may not be paid.
- Insurance products are underwritten by an underwriting insurance company. They are not a bank deposit, and are therefore not covered by deposit insurance or the Investor Protection Fund. Neither the principal nor interest is guaranteed by Shinsei Bank.
- In the case of bankruptcy of the underwriting insurance company, protective measures will be taken by the Life Insurance Policyholders Protection Corporation of Japan, but the full amount of the contracted annuity, insurance payment or benefit may not be

paid.

- There may be cases in which Shinsei Bank is prohibited under the Insurance Business Law from accepting an application for an insurance product because of the customer's place of employment or status of loan applications to Shinsei Bank.
- The representative of Shinsei Bank (the life insurance salesperson) is an intermediary for the conclusion of an insurance contract between the customer and the underwriting insurance company, and does not have authority as an agent to conclude insurance contracts. Accordingly, insurance policies become effective when the underwriting insurance company has approved the contract application made by the customer. Shinsei Bank does not guarantee the ability of the underwriting insurance company to make payments under the contracted product.
- Please consult with a life insurance salesperson accredited by the respective life insurance company for further details.

Shinsei Bank Ltd. / No. 10 Registered financial institution of Kanto Local Finance Bureau
Member of Japan Securities Dealers Association / The Financial Futures Association of Japan


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Changes

Tokyo (Monday, May 12, 2008) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective May 12, 2008.

	New Position	Former Position
Michiyuki Okano	Statutory Executive Officer, Head of Operations Sub-Group, Head of Retail Services Sub-Group, GM of Retail Services Division, GM of Process Control Division, GM of Operations Services Division, GM of Grand Cayman Branch, GM of Retail Technology Division, GM of Operation Support Division, and GM of Channel Management Division	Statutory Executive Officer, Head of Operations Sub-Group, Head of Retail Services Sub-Group, GM of Retail Services Division, GM of Process Control Division, GM of Operations Services Division, GM of Grand Cayman Branch, GM of Retail Technology Division, and GM of Operation Support Division

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of US$104 billion on a consolidated basis (as of December 2007) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Subsidiary to Sell Property

Tokyo (Wednesday, May 14, 2008) – Shinsei Bank, Limited, today announced that a wholly owned subsidiary will sell a property in Meguro that currently houses the Bank's Meguro Financial Center and a number of IT and operations functions.

Due to business expansion in recent years, the Bank's IT center in particular has outgrown the 30-year-old Meguro building. A central Tokyo location for these operations is no longer necessary, given advances in technology, and repositioning them is more prudent from the point of view of continuity-of-business planning. Shinsei's agreement to the sale is part of an ongoing effort to realign operations to improve efficiency and maximize shareholder value.

Chowa Tatemono, a consolidated subsidiary within the Shinsei Group, currently owns the Meguro property. As a result of this transaction, Chowa Tatemono expects to record a gross gain of 10.0 billion yen while Shinsei Bank expects to record a net gain of approximately 5.0 billion yen on both its consolidated and non-consolidated net income. These profits have already been accounted for in the fiscal 2008 financial forecasts announced separately today.

Reference:

1. Summary of the building (asset in trust) to be sold

Address	2-546-1 Kamioosaki, Shinagawa-ku, Tokyo
Land area	3,833.4 m²
Floor area	20,322.39 m²
Sales value	19.2 billion yen
Book value	9.2 billion yen

2. Overview of the Purchaser

Name	Kamioosaki 2 Chome Capital TMK (An affiliate of the Lone Star Real Estate Fund)
Head office	3-8-21 Toranomon, Minato-ku, Tokyo
Director	Kazuhiro Matsuzawa
Capital	10.0 million yen
Relationship with the Bank	None

3. Timeline of the transaction

May 14, 2008 Signing of the contract
May 30, 2008 Expected transfer of the benefit

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Issues Stock Options, Seeks Approval for Future Issues

Tokyo (Wednesday, May 14, 2008) --- At a meeting of its Board of Directors held today, Shinsei Bank, Limited, approved the 20th and 21st issuance of stock options, following a resolution adopted at the 7th annual general meeting of shareholders in June last year. The Board also resolved to submit a proposal to the 8th annual general meeting of shareholders, scheduled for June 25, 2008, to authorize the Board to issue new stock options to its employees and subsidiaries. Both resolutions are pursuant to Articles 238 and 239 of the Corporation Act.

I. Outline of the 20th and 21st issuance of stock options

		20th	21st
1	Issue date of stock acquisition rights :	May 30, 2008	
2	Total number of stock acquisition rights to be issued (Number of shares that can be purchased through the exercise of 1 stock acquisition right:1,000) :	7,000 stock acquisition rights (Maximum)	7,000 stock acquisition rights (Maximum)
		(Maximum total of 7,000 stock acquisition rights)	
3	Class and number of shares that can be purchased through the exercise of stock acquisition rights :	7,000,0000 common shares of the Bank (Maximum)	7,000,0000 common shares of the Bank (Maximum)
		Maximum combined total of 20th and 21st stock acquisition rights is 7,000,000 common shares of the Bank. The exact number will be determined on May 30, 2008	
4	Amount paid for stock acquisition rights :	Free of charge. Payment is not required.	
5	Value of assets paid upon the exercise of stock acquisition rights (the "Exercise Price") :	To be determined on May 30, 2008	
6	The increase of capital and capital reserve in case of the issuance of shares for the exercise of stock acquisition rights :	(1) The amount to be added to capital when shares are issued for the exercise of stock options shall be one-half (1/2) of the maximum amount of capital increase calculated as per Article 40, Paragraph 1 of the Corporate Accounting Regulations, with amounts of less than one yen resulting from the calculation rounded up to the nearest yen. (2) The increase of the capital reserve as a result of issuance of shares upon exercise of stock options shall be calculated by deducting the increase in capital described in (1) above from the maximum amount of common capital increase also set out in (1) above.	
7	Number of people to whom stock acquisition rights are offered and their details :	Directors, statutory executive officers and employees of the Bank	Statutory executive officers and employees of the Bank
		(The exact number of people will be determined on May 30, 2008.)	
8	Exercise Period of stock acquisition rights	From June 1, 2010 to May 13, 2018	From June 1, 2008 to May 13, 2018
9	Conditions for Exercising stock acquisition rights :	In principle, holders may exercise up to half of their stock acquisition rights between June 1, 2010 and May 31, 2012. However, in certain cases as stipulated in the "Agreement on the granting of stock acquisition rights", all stock acquisition rights may be exercised from the first day of the exercise period.	In principle, holders may exercise their stock acquisition rights after June 1, 2010 and may exercise up to half of these rights between June 1, 2010 and May 31, 2012. However, in certain cases as stipulated in the "Agreement on the granting of stock acquisition rights", all stock acquisition rights may be exercised from the first day of the exercise period.

[Reference]
(1) Date of Board of Directors meeting where resolution was made for proposal to the annual general meeting of shareholders: May 9, 2007
(2) Date of resolution at annual general meeting of shareholders: June 20, 2007

II. Proposal to authorize the Board to issue new stock options for approval at the 8th annual general meeting of shareholders

1. Reasons for issuing stock acquisition rights on preferential terms and conditions
The stock acquisition rights shall be granted to directors, statutory executive officers, employees and subsidiaries of the Company to raise staff morale, contributing to the enhancement of Group value.
The Board of Directors may issue stock acquisition rights with different exercise periods and exercise conditions within the scope approved in "3. Terms for the issuance of stock acquisition rights" below.

2. Persons eligible to receive stock acquisition rights
Up to 12,000 stock acquisition rights shall be allocated to directors, statutory executive officers, employees and subsidiaries of Shinsei Bank.

3. Terms for the issuance of stock acquisition rights

(1) Maximum number of stock acquisition rights to be issued: 12,000

(2) Details of stock acquisition rights to be issued

I. Type and number of shares to be issued upon the exercise of stock acquisition rights
One thousand (1,000) common shares of Shinsei Bank shares per stock acquisition right
If the Bank carries out a stock split, stock consolidation or stock allocation, then the number of shares to be issued by the exercise of stock acquisition rights shall be adjusted in accordance with the formula outlined below. This is provided that these adjustments shall be made only to the number of shares pertaining to stock acquisition rights that have not yet been exercised at such a time. If the adjustment results in fractions of shares, the number shall be rounded down.
Number of shares after adjustment = number of shares before adjustment x ratio of split, stock consolidation or allocation

Furthermore, if
(a) the Bank merges with another company and is the surviving company
(b) the Bank acquires all of the issued shares of another company through a stock swap and the acquired company becomes a wholly owned subsidiary
(c) the Bank spins off its business to establish a new company (*shinsetsu bunkatsu*) or
(d) the Bank spins off its business to an existing company (*kyuushuu bunkatsu*) or acquires all or part of the rights and obligations of another company concerning its business through *kyuusyuu bunkatsu*
the Bank may adjust the number of shares that can be acquired through the exercise of stock acquisition rights as it deems necessary.

II. Value of assets paid upon the exercise of stock acquisition rights
The amount of assets (limited to money) paid out upon the exercise of one stock acquisition right shall be calculated by multiplying the "Exercise Price" described below and the number of common shares that can be purchased through the exercise of one Stock Acquisition Right as set out in I. above.
The Exercise Price shall be the average value of the closing price of Shinsei Bank's common shares on the Tokyo Stock Exchange over a period of 30 trading days beginning 45 trading days prior to the day after the allocation date (excluding days on which no transactions are concluded). This figure will be rounded up to the nearest yen. However, if this value is lower than the closing price on the allocation date itself, the Exercise Price shall be the actual closing price on the allocation date.
If the Bank issues shares at a price lower than the market value in a stock split, stock consolidation or stock allotment to shareholders after the date of issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula, and any amount less than 1 yen that arises as a result of such adjustments shall be rounded up.

$$\text{The Exercise Price after adjustment} = \text{The Exercise Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of new shares to be issued} \times \text{Payment amount per share}}{\text{Share price before split, stock consolidation, new issuance}}}{\text{Number of outstanding shares} + \text{number of increase in shares as a result of split / new issuance}}$$

(In the case of stock consolidation, the number of outstanding shares minus the number of shares merged)

Furthermore, if
(a) the Bank merges with another company and is the surviving company
(b) the Bank acquires all of the issued shares of another company through a stock swap and the acquired company becomes a wholly-owned subsidiary
(c) the Bank spins off its business to establish a new company (*shinsetsu bunkatsu*) or
(d) the Bank spins off its business to an existing company (*kyuushuu bunkatsu*) or acquires all or part of the rights and obligations of another company concerning its business through *kyuusyuu bunkatsu*
the Bank may adjust the Exercise Price as it deems necessary.

III. Exercise period of stock acquisition rights

The Board of Directors shall set an exercise period for stock acquisition rights within the period from the day after the second anniversary of the date of the Board's resolution on allocation of stock acquisition rights (the "Date of Board Resolution") to the tenth anniversary of the Date of Board Resolution.

IV. Conditions for exercising stock acquisition rights

(i) If the holder of stock acquisition rights dies, their legal heir may inherit the stock acquisition rights subject to completion of the succession procedures within the period stipulated by Shinsei Bank.
(ii) Stock acquisition rights may not be used as collateral or disposed of in any other way.
(iii) Other conditions shall be stipulated in the "Agreement on the granting of stock acquisition rights" to be entered into between the Bank and individuals who are entitled to stock acquisition rights, based on the resolution of the 8th annual general meeting of shareholders and the Board of Directors meeting to be held subsequently.

V. Matters related to the increase of capital and capital reserve when shares are issued for the exercise of stock acquisition rights

(i) The amount to be added to capital when shares are issued for the exercise of stock options shall be one-half (1/2) of the maximum amount of capital increase calculated as per Article 40, Paragraph 1 of the Corporate Accounting Regulations, with amounts of less than one yen resulting from the calculation rounded up to the nearest yen.
(ii) The increase of the capital reserve as a result of the issuance of shares upon exercise of stock options shall be calculated by deducting the increase in capital described in (i) above from the maximum amount of common capital increase also set out in (i) above.

VI. Restrictions on the assignment of stock acquisition rights

Any assignment of stock acquisition rights shall be subject to the approval of the Board of Directors of Shinsei Bank.

VII. Acquisition of stock acquisition rights

(i) In the event that the annual general meeting of shareholders
(a) approves a merger agreement in which Shinsei Bank is dissolved
(b) approves a proposal to authorize a stock swap agreement or stock transfer plan,
the Bank may acquire the issued stock acquisition rights without paying any compensation on a date designated by the Board
(ii) In the event a person receiving stock options ceases to meet the conditions for exercising stock options as stipulated in IV (iii) "Agreement on granting of stock acquisition rights," the Bank may acquire the rights allocated to that person without paying compensation at a date designated by the Board.

VIII. Stock acquisition rights granted due to reorganization

If Shinsei Bank
(a) is dissolved due to a merger
(b) spins off its business to an existing company (*kyuushuu bunkatsu*)
(c) spins off its business to establish a new company (*shinsetsu bunkatsu*) or
(d) executes a stock swap or a share transfer
then stock acquisition rights of
(a) the surviving company after such a merger
(b) the company newly established by such a merger
(c) the company which succeeds the rights and duties of the business through *kyuushuu bunkastu*
(d) the company newly established by *shinsetsu bunkatsu*
(e) the company which becomes its parent company through a stock swap or
(f) the company newly established by a share transfer
may be granted in place of original stock acquisition rights, based on the relevant contract or agreement.
In this case, the conditions of stock acquisition rights to be granted shall be determined as follows:
(i) Shares that can be purchased through the exercise of stock acquisition rights
The same class of shares of the applicable entity listed in (a) – (f) above.
(ii) Number of shares that can be purchased through the exercise of stock acquisition rights
To be adjusted in accordance with the ratio of the merger, company split, stock swap or share transfer. If this adjustment results in allotments of fractions of shares to individuals who exercise stock acquisition rights, then the number of shares allotted shall be rounded down to the nearest whole digit.
(iii) Value of assets paid upon the exercise of stock acquisition rights (Exercise Price)
To be adjusted in accordance with the ratio of the merger, company split, stock swap or share transfer. Any amount less than 1 yen that arises as a result of such adjustments shall be rounded up.

(iv) Exercise period of stock acquisition rights, exercise conditions of stock acquisition rights, reasons for the company to acquire stock acquisition rights
To be determined in the merger agreement, agreement on *kyuushuu bunkatsu*, plan for *shinsetsu bunkatsu*, agreement on stock swap or plan for share transfer.

(v) Restrictions on the assignment of stock acquisition rights
Any assignment of stock acquisition rights shall be subject to approval by the Board of Directors of the granting company.

(3) Cost of stock acquisition rights
No charge

Disclaimer:
This news release is an English-language translation of the original Japanese-language version.
In the case of discrepancies between this translation and the original version, the original version shall be considered definitive.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank to Amend Articles of Incorporation

Tokyo (Wednesday, May 14, 2008) --- At a meeting of the Board of Directors held today, Shinsei Bank, Limited, resolved to propose an amendment to its articles of incorporation at the 8th annual general meeting of shareholders scheduled for June 25, 2008.

1. Reasons for the Proposed Amendments to the Articles of Incorporation

(1) Deletion of the provisions relating to Class-A and Class-B preferred shares in CHAPTER II-2 and other related articles as these shares have been converted into common shares.

(2) An amendment to Article 6 in order to increase the aggregate number of shares authorized to be issued to a level that enables effective management of its capital strategy and a stronger financial base. The increase of current issued and outstanding shares to approximately 2,060,346,000 at the end of March 2008 diminished the Bank's ability to raise new funds through the issuance of new shares.

2. Details of the Proposed Amendments

Please refer to the appendix for further details of the proposed amendments.

3. Scheduled Effective Date of Amendment

June 25, 2008

Disclaimer:
This news release is an English-language translation of the original Japanese-language version.
In the case of discrepancies between this translation and the original version, the original version shall be considered definitive.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html

Appendix

Proposed Amendments to Articles of Incorporation

Amended parts are underlined.

Current Articles of Incorporation	Proposed Amendments
CHAPTER II SHARES	CHAPTER II SHARES
Article 6. (Aggregate Number of Shares Authorized to Be Issued) The aggregate number of shares which the Bank shall have the authority to issue shall be three billion one hundred seventy four million five hundred twenty eight thousand (3,174,528,000) shares, out of which two billion five hundred million (2,500,000,000) shares shall be common shares, seventy four million five hundred twenty eight thousand (74,528,000) shares shall be Class-A preferred shares and six hundred million (600,000,000) shares shall be Class-B preferred shares (Class-A preferred shares and Class-B preferred shares being hereinafter collectively referred to as the "Preferred Shares").	**Article 6. (Aggregate Number of Shares Authorized to Be Issued)** The aggregate number of shares which the Bank shall have the authority to issue shall be four billion (4,000,000,000) shares.
Article 8. (Number of Shares Constituting One Predetermined Minimum Unit of Shares (tan-gen kabu)) 1. One predetermined minimum unit of shares (tan-gen kabu) for all the classes of the Bank shall be one thousand (1,000) shares. 2. (Paragraph omitted) 3. (Paragraph omitted)	**Article 8. (Number of Shares Constituting One Predetermined Minimum Unit of Shares (tan-gen kabu))** 1. One predetermined minimum unit of shares (tan-gen kabu) shall be one thousand (1,000) shares. 2. (No change) 3. (No change)
CHAPTER II-2 PREFERRED SHARES	(Deleted)
Article 11-2. (Preferred Dividends) 1. In the event that year-end dividends are to be paid by the Bank as provided for in Article 36 Paragraph 1, the Bank shall pay the year-end dividend in respect of a Preferred Share (hereinafter referred to as the "Preferred Dividend") in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of such Preferred Shares which shall not exceed one hundred (100) yen in respect of one Class-A preferred share or ten (10) yen in respect	(Deleted)

Current Articles of Incorporation	Proposed Amendments
of one Class-B preferred share, as the case may be, to each of the shareholders who hold the Preferred Shares (hereinafter referred to as the "Preferred Shareholders") or each of the registered share pledgees in respect of the Preferred Shares (hereinafter referred to as the "Registered Preferred Share Pledgees") in priority to the shareholders who hold the common shares (hereinafter referred to as the "Common Shareholders") or registered share pledgees in respect of the common shares (hereinafter referred to as the "Registered Common Share Pledgees"); provided, however, that, if the Preferred Interim Dividends as provided for in the following article were paid during the relevant fiscal year, such Preferred Interim Dividends shall be subtracted therefrom. As far as payment of the Preferred Dividends is concerned, Class-A preferred shares and Class-B preferred shares shall rank pari passu. 2. If the amount of year-end dividend paid to a Preferred Shareholder or a Registered Preferred Share Pledgee is less than the amount of the Preferred Dividend to be paid in respect of Class-A preferred shares or Class-B preferred shares, as the case may be, in any fiscal year, the deficiency shall not accumulate to the succeeding fiscal years. 3. Any amount in excess of the Preferred Dividends in respect of Class-A preferred shares or Class-B preferred shares, as the case may be, shall not be paid to any Preferred Shareholder or Registered Preferred Share Pledgee as dividend in any fiscal year.	
Article 11-3. (Preferred Interim Dividends) In the event that the Interim Dividends are to be paid by the Bank as provided for in Article 36, Paragraph 2, the Bank shall make money distribution in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of the Preferred Shares which shall not exceed the amount equal to one half of the Preferred Dividend to be paid in respect of a Preferred Share (which is referred to as the "Preferred Interim Dividend" in these Articles of Incorporation) to each Preferred Shareholder or Registered Preferred Share Pledgee in priority to the Common Shareholders or Registered	(Deleted)

Current Articles of Incorporation	Proposed Amendments
Common Share Pledgees. As far as payment of the Interim Dividends is concerned, Class-A preferred shares and Class-B preferred shares shall rank pari passu.	
Article 11-4. (Distribution of Residual Assets) 1. In the event of distribution of residual assets of the Bank, one thousand three hundred (1,300) yen in respect of Class-A preferred shares and four hundred (400) yen in respect of Class-B preferred shares shall be payable to each Preferred Shareholder or Registered Preferred Share Pledgee in priority to the Common Shareholders or Registered Common Share Pledgees. As far as distribution of residual assets is concerned, Class-A preferred shares and Class-B preferred shares shall rank pari passu. 2. No other distribution of surplus assets shall be made to any Preferred Shareholder and Registered Preferred Share Pledgee.	(Deleted)
Article 11-5. (Cancellation of Preferred Shares) The Bank may at any time purchase Preferred Shares and cancel them at the purchase prices thereof out of surplus to the shareholders.	(Deleted)
Article 11-6. (Voting Rights) No Preferred Shareholder shall be entitled to vote at a meeting of shareholders. Provided, however, that Preferred Shareholder shall be entitled to vote from the time of an annual meeting if, by the time of dispatching a convocation notice for an annual meeting of shareholders of each fiscal year, the Board of Directors has neither	(Deleted)

Current Articles of Incorporation	Proposed Amendments
approved the agenda item to the effect that the Preferred Shareholders shall receive a preferred dividend nor resolved to submit it to that annual meeting of shareholders or from the time of the close of the annual meeting of shareholders if the agenda item has been rejected at that annual meeting of shareholders, to the time when a resolution to the effect that the Preferred Shareholder shall receive a preferred dividend has been adopted by the Board of Directors or annual meeting of shareholders.	
Article 11-7. (Consolidation or Split, Right to be Allotted Shares in Proportion to Number of Shares Held by Shareholders, Etc.) 1. No consolidation or split in respect of the Preferred Shares shall be made by the Bank unless otherwise provided for in laws or ordinances. 2. No rights to be allotted offered shares or offered share purchase rights in proportion to number of shares held by shareholders shall be granted to the Preferred Shareholders.	(Deleted)
Article 11-8. (Request for Acquisition of Preferred Shares) Any Preferred Shareholder may request the Bank to deliver common shares in compensation for acquisition of Preferred Shares by the Bank on the terms and conditions determined by the Board of Directors of the Bank at the time of issue of such Preferred Shares; such request shall be made during the specified period (hereinafter referred to as the "Acquisition Request Period") determined by the same meeting of the Board of Directors of the Bank.	(Deleted)
Article 11-9. (Mandatory Acquisition of Preferred Shares)	(Deleted)

Current Articles of Incorporation	Proposed Amendments
1. The Bank shall mandatorily acquire each Preferred Share in respect of which a request for acquisition has not been made during the Acquisition Request Period on the day (hereinafter referred to as the "Mandatory Acquisition Date") next following the expiry date of the Acquisition Request Period for Class-A preferred shares or Class-B preferred shares, as the case may be, and shall deliver such number of common shares as shall be obtained by dividing the subscription price in respect of the relevant Preferred Share by a certain amount stipulated in the following paragraph for Class-A preferred shares and Class-B preferred shares respectively. 2. A certain amount referred to in the immediately preceding paragraph means, with respect to Class-A preferred shares, the average of the daily closing prices (including closing bid or offered price if no closing price is reported) of the common shares of the Bank traded in regular way and as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding those trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and, with respect to Class-B preferred shares, if common shares of the Bank are listed on any Stock Exchange or registered on any Register Book of Securities Traded Over-the-Counter on the 45th trading day prior to the Mandatory Acquisition Date, the average of the daily closing prices (including closing bid or offered price if no closing price is reported) of the common shares of the Bank traded in regular way as reported by the Stock Exchange concerned or Over-the-Counter	

Current Articles of Incorporation	Proposed Amendments
Securities Market established by the Securities Dealers' Association holding the Register Book of Securities Traded Over-the-Counter concerned (hereinafter referred to as "Over-the-Counter Market") for the 30 consecutive trading days (excluding those trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and if common shares of the Bank are neither listed on any Stock Exchange nor registered on any Register Book of Securities Traded Over-the-Counter on the 45th trading day prior to the Mandatory Acquisition Date, the amount of net assets per share calculated pursuant to a certain formula to be separately decided by the Board of Directors based on the consolidated financial statements prepared according to the Regulation concerning the Terms, Form and Method of Preparation of Consolidated Financial Statements as of the last day of fiscal year or semi-annual fiscal year. Provided, however, that there are two (2) or more Stock Exchanges or Over-the-Counter Markets in total where common shares of the Bank are listed or traded as of the 45th trading day prior to the Mandatory Acquisition Date, the average price shall be calculated based on the daily closing prices of the common shares of the Bank traded in regular way on the Exchange or in the Over-the-Counter Market where the volume of trade was the largest during the period commencing on the 45th trading day prior to the Mandatory Acquisition Date up to the day immediately preceding the Mandatory Acquisition Date. The average price shall be calculated by rounding to the nearest first decimal with less than five-hundredth of one (0.05) yen being	

Current Articles of Incorporation	Proposed Amendments
disregarded. 3. The number of common shares to be delivered in compensation for the acquisition as provided for in the two preceding paragraphs shall not exceed two (2) common shares per Class-A preferred share, and shall not exceed two-thirds (2/3) of one common share per Class-B preferred share and shall not fall below one-half (1/2) common share per Class-B preferred share. Provided, however, that in case of consolidation or split in respect of common shares after the issue of the relevant Preferred Shares, the number of common shares so issued by the mandatory conversion shall not exceed the number obtained by multiplying two (2) shares with respect to Class-A preferred share or two-thirds (2/3) of one share with respect to Class-B preferred share by the number (or fraction) of shares assigned to an common share as a result of such consolidation or split, and shall not fall with respect to Class-B preferred share below the number obtained by multiplying one half (1/2) share by the number (or fraction) of shares assigned to an common share as a result of such consolidation or split. 4. In the calculation of the number of common shares as aforesaid in the preceding three paragraphs, any number less than one (1) share shall be dealt with in the manner applied to share consolidation as provided for in the Corporation Act, *mutatis mutandis.*	
CHAPTER III MEETINGS OF SHAREHOLDERS	**CHAPTER III MEETINGS OF SHAREHOLDERS**
Article 17-2. (Meetings of Holders of Particular Classes of Shares) The provisions of Article 12, paragraphs 3	(Deleted)

Current Articles of Incorporation	Proposed Amendments
and 4 of Articles 15 and the preceding article shall be applied, mutatis mutandis, to meetings of holders of particular classes of shares.	
CHAPTER VII ACCOUNTING	**CHAPTER VII ACCOUNTING**
Article 35. (Decision-Making Body concerning Dividend from the Surplus, Etc) Unless otherwise provided for by laws and regulations, the Bank shall make decisions concerning dividend from the surplus and any other matters set forth in Article 459, Paragraph 1, Item 1 (other than those matters referred to in each Item of Paragraph 1 of Section 156 of the Corporation Act with respect to preferred shares,) and Items 2 through 4 of the Corporation Act by a resolution of the Board of Directors and not by a resolution of a meeting of shareholders.	**Article 35. (Decision-Making Body concerning Dividend from the Surplus, Etc)** Unless otherwise provided for by laws and regulations, the Bank shall make decisions concerning dividend from the surplus and any other matters set forth in Article 459, Paragraph 1, Items 1 through 4 of the Corporation Act by a resolution of the Board of Directors and not by a resolution of a meeting of shareholders.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Director Candidates, Executive Personnel Changes

Tokyo (Wednesday, May 14, 2008) - Following a meeting of its Board of Directors held today, Shinsei Bank, Limited, announced director candidates to be recommended to the 8th annual general meeting of shareholders scheduled for June 25, 2008, and changes to executive personnel.

Chairman Junji Sugiyama will resign following the annual shareholders' meeting on June 25, citing personal reasons.

Masamoto Yashiro, who was Shinsei's CEO and chairman from 2000 to 2005 and remained chairman until 2006, will rejoin Shinsei's board of directors as non-executive chairman of the board. Yashiro was instrumental in Shinsei's founding and has been active as a senior advisor to Shinsei since 2006.

"*I thank Sugiyama-san for his hard work and service to Shinsei. He played an important role in the expansion of our business in Japan, particularly in the consumer banking field and our institutional business,*" said Thierry Porté, President and CEO of Shinsei Bank. "*At the same time, we are pleased to be welcoming back Yashiro-san, a visionary leader who played a key role in making Shinsei a different kind of Japanese bank. I look forward to his more active involvement in the business going forward.*"

Sugiyama, who joined the bank in June 2005 and was named chairman in June 2006, contributed greatly to the successful integration of the consumer finance company Aplus Co., Ltd., into the Shinsei Group. After stepping down, he plans to spend time mentoring young people pursuing financial careers. Sugiyama will also resign as chairman of Aplus as of June 27.

Oki Matsumoto, founder and chief executive of Monex Beans Holdings Inc., will also join the Shinsei board. A respected investment banker and entrepreneur, Matsumoto changed the game in the online brokerage business and will be a valuable addition to Shinsei's board.

Mr. Lucio Noto, a former vice chairman of Exxon Mobil Corporation, will be leaving the board. "*Noto was an active board member and I would like to thank him for his contributions,*" said CEO Porté. "*His expertise and sage advice was very much appreciated.*"

Masazumi Kato and Junzo Tomii, currently senior managing executive officers, will each be named representative statutory executive officer and executive vice president. Kato and Tomii will assist in the development of Shinsei's strategy and attend to clients and regulators at the most senior level.

Shinsei General Counsel Akira Ito will be appointed representative statutory executive officer and senior managing executive officer. He will take on new administrative responsibilities aimed at streamlining business processes in addition to his responsibilities for legal and compliance matters.

1. Candidates for Directors

(1) Candidates for Re-election

	Current or Former Title
Thierry Porté	President, CEO, Shinsei Bank, Limited
Michael J. Boskin(*)	Professor, Stanford University
Emilio Botín(*)	Chairman, Grupo Santander
J. Christopher Flowers(*)	Chairman, J. C. Flowers & Co. LLC
Yukinori Ito(*)	President and CEO, Centennial Economic Advisors (Japan), Inc. and Former Professor, Teikyo University
Shigeru Kani(*)	Former Director, Administration Department, The Bank of Japan, and Professor, Yokohama College of Commerce
Fred H. Langhammer(*)	Chairman, Global Affairs, The Estée Lauder Companies, Inc.
Minoru Makihara(*)	Senior Corporate Advisor, Mitsubishi Corporation
Yasuharu Nagashima(*)	Lawyer
Nobuaki Ogawa(*)	Lawyer
Hiroyuki Takahashi(*)	Former Director, Japan Corporate Auditors Association
John S. Wadsworth, Jr.(*)	Advisory Director, Morgan Stanley

(*) Candidates for Outside Directors

(2) New Director Candidates (See Attachment for personal history of new director candidates)

	Current or Former Title
Oki Matsumoto(*)	CEO, Monex Beans Holdings, Inc.
Masamoto Yashiro	Senior Advisor, Shinsei Bank, Limited

(*) Candidates for Outside Directors

(Note) Masamoto Yashiro will become Chairman of the Board. His new title is subject to election as a Director at the next Annual General Meeting of Shareholders and the approval of the first Board of Directors meeting.

2. Directors Scheduled to Resign:

Junji Sugiyama
Lucio A. Noto

3. Changes of Representative Statutory Executive Officers

	New Title	Current or Former Title
Masazumi Kato	Representative Statutory Executive Officer, Executive Vice President	Senior Managing Executive Officer, Group Head, Institutional Banking Group (in charge of Financial Institutions and Public Sector), Shinsei Bank, Limited
Junzo Tomii	Representative Statutory Executive Officer, Executive Vice President	Senior Managing Executive Officer, Group Head, Institutional Banking Group (in charge of corporate clients), Shinsei Bank, Limited
Akira Ito	Representative Statutory Executive Officer, Senior Managing Executive Officer, Group Head, Legal and Corporate Governance Group, and General Counsel	Group Head, Legal and Corporate Governance Group, and General Counsel, Shinsei Bank, Limited

(Note) These changes and the candidates' new titles will need to be approved at the first meeting of the Board of Directors to be held after the next Annual General Meeting of Shareholders.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

(Attachment)

Personal History of New Director Candidates

Name (Date of Birth)	Personal History		
Oki Matsumoto (December 19, 1963)	1987	4	Joined Salomon Brothers Asia Ltd.
	1990	4	Joined Goldman Sachs (Japan) Ltd.
	1994	11	Co-head of fixed income & currency business in Japan
	1994	11	General Partner, The Goldman Sachs Group, L.P.
	1999	4	CEO, Monex, Inc.
	2004	8	CEO, Monex Beans Holdings, Inc. (Current)
	2005	5	CEO, Monex Beans, Inc. (Predecessor of Monex, Inc.) (Current)
Masamoto Yashiro (February 14, 1929)	1958	6	Joined Standard-Vacuum Oil Company Japan Division (Predecessor of Exxon Mobil Private Limited)
	1974	6	President, Esso Sekiyu K.K.
	1989	11	Country Corporate Officer-Japan, Citibank, N.A.
	2000	3	Director, Chairman and CEO, Shinsei Bank, Limited
	2004	8	Member of the Council of International Advisers, China Banking Regulatory Commission (Current)
	2005	6	Chairman of the Board, Shinsei Bank, Limited
	2006	6	Senior Advisor, Shinsei Bank, Limited (Current)
	2007	6	Advisor, China Construction Bank Corporation (Current)

Personal History of New Representative Statutory Executive Officers

Name (Date of Birth)	Personal History		
Masazumi Kato (January 29, 1952)	1974 Y	4 M	Joined The Long-Term Credit Bank of Japan, Ltd. (Predecessor of Shinsei Bank, Limited)
	2000 Y	3 M	Corporate Executive Officer, Group Head, Financial Institutions Business Group, and General Manager, Financial Institutions Division
	2000 Y	5 M	Corporate Executive Officer, Group Head, Financial Institutions Business Group, General Manager, Financial Institutions Division, and General Manager, Financial Institutions Business Division I
	2002 Y	1 M	Corporate Executive Officer, Group Head, Financial Institutions Business Sub-Group, and General Manager, Financial Institutions Business Division I
	2003 Y	12 M	Corporate Executive Officer, Group Head, Financial Institutions and Capital Markets Sub-Group
	2004 Y	6 M	Corporate Executive Officer, Group Head, Financial Institutions and Capital Markets Sub-Group, General Manager, Financial Institutions Business Division II
	2004 Y	6 M	Managing Executive Officer, Group Head, Financial Institutions and Capital Markets Sub-Group
	2005 Y	9 M	Senior Managing Executive Officer, Group Head, Financial Institutions and Capital Markets Sub-
	2006 Y	7 M	Senior Managing Executive Officer, Group Head, Institutional Banking Group (in charge of Financial Institutions and Public-Sector), and Group Head, Financial Institutions Business Sub-Group
	2007 Y	12 M	Senior Managing Executive Officer, Group Head, Institutional Banking Group (in charge of Financial Institutions and Public Sector) (Current)
Junzo Tomii (November 1, 1951)	1975 Y	4 M	Joined The Long-Term Credit Bank of Japan, Ltd. (Predecessor of Shinsei Bank, Limited)
	2000 Y	12 M	General Manager, Corporate Business Strategy Division
	2003 Y	3 M	Group Head, Corporate Business Solution Sub-Group
	2003 Y	6 M	Corporate Executive Officer, Group Head, Corporate Business Solution Sub-Group
	2004 Y	6 M	Managing Executive Officer, Group Head, Corporate Business Solutions Sub-Group
	2004 Y	10 M	Managing Executive Officer, Group Head, Corporate Business Solutions Sub-Group, and General Manager, Business Solution Division II
	2005 Y	1 M	Managing Executive Officer, Group Head, Corporate Banking Business Sub-Group, Group Head, Corporate Business Solutions Sub-Group, and General Manager, Business Solution Division II
	2005 Y	5 M	Managing Executive Officer, Group Head, Corporate Banking Business Sub-Group
	2005 Y	9 M	Senior Managing Executive Officer, Group Head, Corporate Banking Business Sub-Group
	2006 Y	7 M	Senior Managing Executive Officer, Group Head, Institutional Banking Group (in charge of corporate clients) (Current)
Akira Ito (June 14, 1954)	1980 Y	8 M	Joined Whitman & Ransom
	1982 Y	11 M	Joined Baker & McKenzie
	1989 Y	6 M	Partner, Baker & McKenzie
	2001 Y	10 M	General Counsel, GE Capital Leasing Corporation
	2003 Y	4 M	General Counsel, GE Asia Equipment Finance
	2006 Y	3 M	General Counsel, GE Commercial Finance Asia
	2007 Y	2 M	Joined Shinsei Bank, Limited General Counsel
	2007 Y	3 M	Group Head, Legal and Corporate Governance Group, General Counsel, and General Manager, Investor Administration Office
	2008 Y	2 M	Group Head, Legal and Corporate Governance Group, and General Counsel (Current)



INFORMATION



SHINSEI BANK

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Reports Consolidated Financial Results for Fiscal Year Ended March 31, 2008

Tokyo (Wednesday, May 14, 2008) – Shinsei Bank, Limited, a leading diversified Japanese financial institution, today announced consolidated net income of 60.1 billion yen for the fiscal year ended March 31, 2008 (*fiscal year 2007*), compared to a consolidated net loss of 60.9 billion yen reported in fiscal year 2006. Consolidated cash basis* net income in fiscal year 2007 was 71.3 billion yen, compared to 35.3 billion yen in fiscal year 2006.

"While we were able to return to profitability, fiscal year 2007 was a tough year that was dominated by the U.S. residential mortgage crisis," said Thierry Porté, President and CEO of Shinsei Bank. "While we cannot be satisfied with these results, we believe we have made the right choices to position our business for long-term growth as we focus on strengthening our balance sheet and developing our businesses."

Highlights of Consolidated Financial Results

(Billions of U.S. dollars**/JPY Billions except per share amounts)

	2007.4-2008.3 $US	2007.4-2008.3 JPY	2006.4-2007.3 JPY	Change %
Total Revenue	2.63	262.7	268.3	-2.1%
General and Administrative Expenses	1.58	157.8	149.9	+5.2%
Expense-to-Revenue Ratio	60.1%	60.1%	55.9%	-
Ordinary Business Profit	1.05	104.9	118.3	-11.4%
Net Income	0.60	60.1	-60.9	+198.6%
Cash Basis* Net Income	0.71	71.3	35.3	+102.0%
Diluted Net Income Per Share ($US/JPY)	0.32	32.44	-31.79	+202.0%
Cash Basis* Diluted Net Income Per Share ($US/JPY)	0.38	38.50	18.41	+109.1%
ROA	0.5%	0.5%	-0.6%	-
ROE (Fully Diluted)	8.8%	8.8%	-8.1%	-
	2008.3 $US	**2008.3 JPY**	**2007.3 JPY**	**Change %**
Total Assets	115.56	11,525.7	10,837.6	+6.3%
Diluted Equity Per Share ($US/JPY)	3.65	364.35	355.09	+2.6%
Total Capital Adequacy Ratio	11.74%	11.74%	13.13%	-
Tier I Capital Ratio	7.37%	7.37%	8.11%	-
Non-Performing Loan Ratio***	0.95%	0.95%	0.53%	-

* Cash basis figures are calculated by excluding amortization (and impairment) of goodwill and other intangible assets, net of tax benefit.

** U.S. dollar amounts have been calculated at JPY 99.73 to $1.00, which was the approximate exchange rate at March 31, 2008.

*** Non-performing loan ratio under the Financial Revitalization Law on a non-consolidated basis.

Balance Sheet: Continued Growth Supported by Capital Strength

Shinsei Bank's **total assets** increased from 10,837.6 billion yen at March 31, 2007, to 11,525.7 billion yen at Ma 31, 2008. The higher balance was due mainly to an increase in loans and bills discounted and securities. Loans a bills discounted increased from 5,146.3 billion yen at March 31, 2007, to 5,622.2 billion yen at March 31, 2008, d mainly to growth in housing loans, specialty finance loans and the consolidation of SHINKI Co., Ltd. The balance securities increased from 1,854.6 billion yen at March 31, 2007, to 1,980.2 billion yen at March 31, 2008. The rise due mainly to an increase in Japanese corporate bond holdings that include non-recourse bonds.

Total deposits and negotiable certificates of deposit increased 385.7 billion yen or 7.1% to 5,806.6 billion y compared to March 31, 2007. Shinsei Bank has been diversifying its funding sources through deposits from retail a institutional customers. The retail and institutional deposit balances stood at 3,993.7 billion yen and 1,812.8 bill yen, respectively, at March 31, 2008.

Shinsei Bank's **capital ratios** remained solid with a **Tier I ratio** of 7.37% and a **total capital adequacy ratio** 11.74% at March 31, 2008, on a Basel II basis.

Income Statement: Steady Revenues and Controlled Expenses

Total revenue in fiscal year 2007 was 262.7 billion yen or down 2.1% compared to the previous fiscal year d mainly to mark-downs related to the U.S. residential mortgage portfolio.

General and administrative expenses in fiscal year 2007 increased 5.2% to 157.8 billion yen due mainly to t inclusion of Shinki's expenses from the second half of fiscal year 2007 and the addition of employees to expand t scale of operations in the Institutional Banking Group. The **expense-to-revenue ratio** in fiscal year 2007 was 60.1 compared to a ratio of 55.9% in the previous fiscal year.

Net credit costs in fiscal year 2007 increased 21.6 billion yen or 41.7% to 73.5 billion yen due mainly to an increa in credit reserves related to the U.S. residential mortgage portfolio.

Amortization of goodwill and other intangible assets associated with the acquisition of consumer and commerc finance companies was 12.5 billion yen in fiscal year 2007, compared with 20.8 billion yen in the previous fiscal ye The decline reflects the significant write-down of goodwill and other intangible assets at March 31, 2007.

Other gains of 73.7 billion yen were recorded in fiscal year 2007, compared to the recognition of **other losses** 111.3 billion yen in the previous fiscal year. The gains include the contribution from the sale of the Shin headquarters building and Life Housing Loan Co., Ltd. The rise in **income taxes** is due mainly to taxes associat with the sales.

Minority interests in net income of subsidiaries in fiscal year 2007 amounted to 18.0 billion yen, up 1.4 billion y from the 16.6 billion yen recorded in the previous fiscal year.

As a result, **consolidated net income** in fiscal year 2007 was 60.1 billion yen, compared to a **consolidated net lo** of 60.9 billion yen in the previous fiscal year. In addition, **consolidated cash basis net income** increased from 3 billion yen in fiscal year 2006 to 71.3 billion yen in fiscal year 2007.

Business Line Results

Institutional Banking: Loan Demand Steady But U.S. Residential Mortgage Crisis Impacts Results

The Institutional Banking business continued to see steady demand for loans and deposits. While corporate loans achieved a higher balance in fiscal year 2007 compared to the previous fiscal year, overall loan growth was due mainly to a higher year-on-year balance of specialty finance loans.

Total revenue was 91.2 billion yen in fiscal year 2007, compared to 117.3 billion yen in the previous fiscal year. The lower revenue was primarily the result of the recognition of mark-downs related to exposure in the U.S. residential mortgage market and absence of gains from investments that were recorded in the previous fiscal year. **Ordinary business profit** in fiscal year 2007 was 41.5 billion yen, compared to 73.8 billion yen in the previous fiscal year due to the above reasons and higher costs as Shinsei added employees to expand the scale of its operations. **Ordinary business profit after net credit (recoveries) costs** declined from 77.8 billion yen in fiscal year 2006 to 21.9 billion yen in fiscal year 2007 due mainly to an increase in reserves associated with the U.S. residential mortgage market.

Consumer and Commercial Finance: Return to Profitability Through Focus on Quality Customers

Loans in the Consumer and Commercial Finance business were almost flat, increasing from 424.9 billion yen at March 31, 2007 to 426.2 billion yen at March 31, 2008. Loans from Shinki, which became a consolidated subsidiary, were included from the second half of fiscal year 2007, offsetting the sale of Life Housing Loan.

Total revenue increased to 127.3 billion yen in fiscal year 2007, compared to 112.2 billion yen in fiscal year 2006, due mainly to the inclusion of revenues from Shinki in the second half of fiscal year 2007. **Ordinary business profit** in fiscal year 2007 was 61.0 billion yen, compared to 44.0 billion yen in the previous fiscal year due mainly to higher overall revenues as well as lower expenses at APLUS. **Ordinary business profit after net credit costs** was 8.7 billion yen in fiscal year 2007, compared to an **ordinary business loss after net credit costs** of 9.8 billion yen in the previous fiscal year, due mainly to the return to profitability at APLUS as well as Shinki that turned profitable in the second half of fiscal year 2007.

Retail Banking: Customer Base Growth and Revenue Diversification But Lower Option Income Takes Toll

Retail loans outstanding, which mainly include housing loans, in the Retail Banking business, increased 41.9% from 639.5 billion yen at March 31, 2007 to 907.4 billion yen at March 31, 2008. This is largely a result of the increase in housing loan customers, who now exceed 37,000. Mutual funds and variable annuities increased 14.8% from 634.2 billion yen in fiscal year 2006 to 727.8 billion yen in fiscal year 2007, while retail deposits and debentures increased 9.6% from 3,955.7 billion yen to 4,335.9 billion yen. Shinsei Bank now has more than 2.2 million account holders.

Total revenue was 34.0 billion yen in fiscal year 2007 compared to 36.1 billion yen in the previous fiscal year. The lower revenue was due mainly to a decline in deposit-related option income related to structured deposits that declined from 11.3 billion yen in fiscal year 2006 to 5.7 billon yen in fiscal year 2007. The business recorded an **ordinary business loss after net credit costs** of 6.3 billion yen in fiscal year 2007, compared to an **ordinary business loss after net credit costs** of 1.6 billion yen in the previous fiscal year. This was a result of lower revenues and higher expenses due mainly to the expansion of distribution channels and growth in customer-driven transactions.

Forecast for Fiscal Year 2008

For the fiscal year ending March 31, 2009, Shinsei Bank is forecasting consolidated "net income" of 62.0 billion yen, and non-consolidated net income of 60.0 billion yen.

A conference call will be held in English on Thursday, May 15, 2008 at 9:00 PM (Tokyo)/8:00 AM (EST)/1:00 PM (London)/2:00 PM (Continent). The presentation to be used for the conference call will be posted on Shinsei Bank's webs after 4:00 PM on Thursday, May 15, 2008.

To download the "Fiscal Year 2007 Financial Results" please go to
http://www.shinseibank.com/investors/en/ir/financial_info/quarterly_results_2007/quarterly_results_2007.html

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to bo institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer a commercial finance and retail banking. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as March 2008) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Jap Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, st and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Personnel Change

Tokyo (Wednesday, May 21, 2008) – Shinsei Bank, Limited, today announced that Hirotaka Terai, senior managing executive officer, head of the retail banking group and chief operating officer of the retail banking group, will resign following the annual shareholders' meeting on June 25.

Terai, who joined the bank in October 2006, pioneered several important initiatives to improve client services during his time at Shinsei.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Details of Stock Option Issues

Tokyo (Friday, May 30, 2008) --- Shinsei Bank, Limited has today determined the specific details of the 20th and 21st issuance of stock options, as approved by a Board of Directors meeting held on May 14, 2008.

		20th	21st
1	Issue date of stock acquisition rights :	May 30, 2008	
2	Total number of stock acquisition rights to be issued (Number of shares that can be purchased through the exercise of 1 stock acquisition right:1,000) :	2,830 stock acquisition rights	2,081 stock acquisition rights
3	Class and number of shares that can be purchased through the exercise of stock acquisition rights :	2,830,000 common shares of the Bank	2,081,000 common shares of the Bank
4	Amount paid for stock acquisition rights :	Free of charge. Payment is not required.	
5	Value of assets paid upon the exercise of stock acquisition rights (the "Exercise Price") :	416 yen per share	
6	Number of people to whom stock acquisition rights are offered and their details :	Total 124 of Directors, statutory executive officers and employees of the Bank	Total 30 of statutory executive officers and employees of the Bank
7	Exercise period of stock acquisition rights	From June 1, 2010 to May 13, 2018	From June 1, 2008 to May 13, 2018
8	Conditions for exercising stock acquisition rights :	In principle, holders may exercise up to half of their stock acquisition rights between June 1, 2010, and May 31, 2012. However, in certain cases as stipulated in the "Agreement on the Granting of Stock Acquisition Rights," all stock acquisition rights may be executed from the first day of the exercise period.	In principle, holders may exercise their stock acquisition rights after June 1, 2010, and may exercise up to half of these rights between June 1, 2010, and May 31, 2012. However, in certain cases as stipulated in the "Agreement on the Granting of Stock Acquisition Rights," all stock acquisition rights may be executed from the first day of the exercise period.

【Reference】

(1) Date of Board of Directors meeting where resolution was made for proposal to the 7th annual general meeting of shareholders: May 9, 2007
(2) Date of resolution at 7th annual general meeting of shareholders: June 20, 2007

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 41 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 4 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Expands Anti-Money Laundering Measures

-Will Stop Accepting Bearer Checks and Securities-

Tokyo (Monday, June 2, 2008) – Recognizing the importance of international efforts to prevent money laundering, Shinsei Bank, Limited, today announced that it will no longer accept certain securities (listed below) from retail customers as of Monday, September 1, 2008. The change of policy is in line with Japan's Law for the Prevention of Transfer of Criminal Proceeds. The Bank will continue to accept these securities from corporate customers with whom it already has a transactional relationship.

Shinsei Bank is restricting transactions that use transferable bearer payment instruments and minimizing opportunities to move funds anonymously.

Securities that will no longer be accepted as of Monday, September 1, 2008

- Physical securities for which Shinsei Bank is not the place of payment
- (Certified) bank checks made out to the bearer
- Bearer checks drawn on current accounts

* Items will be accepted, however, (1) for settlement activities between financial institutions, (2) if the drawer of the check is a Shinsei Bank account holder or (3) if the bearer is a corporate counterparty approved in advance by Shinsei Bank.

Shinsei Bank will continue to accept the following checks:

- Specified checks for which the payee is indicated
- Checks for which the payee is a Shinsei Bank account holder or checks for which the endorsee can be verified as a Shinsei Bank account holder through an uninterrupted series of endorsements from the payee

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 39 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 2 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.


INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Monday, June 9, 2008) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change.

Effective on June 9, 2008

	New Position	Former Position
Hirotaka Terai	Senior Managing Executive Officer, Head of Retail Banking Group	Senior Managing Executive Officer, Head of Retail Banking Group, and Chief Operating Officer of Retail Banking Group

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three-pillar strategic business model comprising institutional banking, consumer and commercial finance and retail banking. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 39 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 2 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Launch Shinsei SmartCard Loan Service

- An unsecured card loan of up to ¥5 million available via Internet application -

Tokyo (Tuesday, June 10, 2008) –Shinsei Bank, Limited, will today launch "Shinsei SmartCard Loan," a new unsecured card loan[1] service designed to offer Shinsei account holders the flexibility to meet temporary expenses.

Shinsei PowerFlex yen savings account holders can apply for a SmartCard loan via the PowerDirect Internet banking service and have funds deposited directly to their PowerFlex account. Requiring no application fee, collateral or guarantee fee, the service allows customers to borrow up to an aggregate maximum of between ¥500,000 and ¥5,000,000, depending on the results of a credit screening[2]. Once the borrowed funds are deposited to their Shinsei PowerFlex yen savings account, customers can withdraw them free-of-charge from an ATM[3] using their PowerFlex cash card or transfer the funds commission-free[4] to an account at another bank. Customers may repay the loan by monthly direct debit and can make top-up repayments commission-free 24 hours a day 365 days a year using Shinsei PowerDirect.

In fiscal 2008, Shinsei has embarked upon a new corporate strategy that aims to deliver a distinctive set of promises for the bank's individual and institutional customers. Leveraging the capabilities of APLUS, Shinki and other group companies, Shinsei is now offering integrated retail banking and consumer credit solutions, such as the SmartCard loan, on the multi-channel, 24/7 platform that has set it apart from competitor banks.

1. Applications for and use of this service require a credit screening by Shinsei Bank and its group company APLUS Co., Ltd. (Head office: Osaka City, Osaka; Representative Director: Clark Graninger)
2. In amounts of ¥500,000; ¥600,000; ¥700,000; ¥800,000; ¥900,000; ¥1,000,000; ¥1,500,000; ¥2,000,000; ¥3,000,000; ¥4,000,000; and ¥5,000,000.
3. No commission is charged when using a Shinsei Bank or Seven Bank ATM. Withdrawals from ATMs operated by city banks (Bank of Tokyo-Mitsubishi UFJ, Mizuho Bank, Sumitomo Mitsui Bank, Resona Bank, Saitama Resona Bank), the four trust banks (Chuo Mitsui Trust and Banking, Mitsubishi UFJ Trust and Banking, Sumitomo Trust & Banking, Mizuho Trust & Banking), Aozora Bank, Shoko Chukin Bank, and TRJ Bank Miura Fujisawa are also effectively commission-free as commission charges are reimbursed at a later date.
4. Depending on the transaction, customers are entitled to up to three (one, after July 1, 2008), five or ten commission-free Shinsei PowerDirect funds transfers to other banks (excluding Japan Post Bank) per month. The commission for additional transfers is ¥300 per transfer.

*Please refer to the attachment for further details.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 39 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 2 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

【Attachment】

Outline of "Shinsei SmartCard Loan" (As of June 3, 2008)

Product name	Shinsei SmartCard Loan
Application fee	None
Application method	Shinsei PowerDirect Internet banking
Permitted use of funds	Various non-commercial uses
Contract period	One year (calendar year from the initial contract date) and in principle, automatically renewed. ※ The contract period concludes upon the first contract renewal date after the customer has reached 65 years of age, and all outstanding claims are to be paid upon the final contract conclusion date.
Eligible customers	Retail customers who meet the following conditions: 1) At least 20 but no more than 60 years of age at the time of application. 2) The applicant or his/her spouse has a stable pre-tax income of at least ¥2 million (part-time employees may apply). 3) Japanese citizens or Japanese-speaking permanent residents and special permanent residents. 4) Have opened a Shinsei PowerFlex account. 5) Are able to receive a guarantee from Shinsei's designated guarantee company APLUS Co., Ltd. ※ Applications must be made by the actual borrower.
Maximum Amounts Borrowing interest rates (annual)	(see table below)

Maximum amount	Interest rate
¥500,000; ¥600,000; ¥700,000; ¥800,000; ¥900,000	14.8% p.a.
¥1,000,000	12.8% p.a.
¥1,500,000	11.8% p.a.
¥2,000,000	9.8% p.a.
¥3,000,000	7.8% p.a.
¥4,000,000	6.8% p.a.
¥5,000,000	5.8% p.a.

※ As of June 3, 2008
※ The borrowing interest rate is a floating rate, and may be adjusted based on financial market conditions.
※ Loans are only available in the 11 amounts listed above.
※ Loan applications may be rejected based on the results of the credit screening.

Interest calculation method	Outstanding loan balance x Interest rate x No. of days borrowed ÷ 365 ※ Interest is calculated daily based on the Shinsei SmartCard Loan balance ('current account overdraft'). Interest starts accumulating from the day after loan funds are transferred to the borrower.
Penalty for late repayment	19.9% p.a.
Statements	Details of use can be confirmed via Shinsei PowerDirect Internet banking. Details will also appear in the monthly "Shinsei Transaction Report" statements for months when the SmartCard loan service has been used. ※ Shinsei PowerFlex accounts do not have a bankbook. Please confirm details using the "Electronic Transaction Report" on Shinsei PowerDirect. A "Shinsei Transaction Report" will also be mailed upon request.
Collateral	Not required
Guarantee company	APLUS Co., Ltd.
Guarantee fee	None
Borrowing method	• Using Shinsei PowerDirect Internet banking, click on "Card Loan," then "Borrow." The amount required (up to the maximum aggregate limit) will be transferred to the customer's PowerFlex yen savings account. The outstanding card loan balance ('current account overdraft') will then be displayed.
Repayment method	• The monthly repayment will be debited from the customer's PowerFlex yen savings account on a repayment date set by the customer at the time of application (or, on the following business day if the contracted repayment date falls on a bank holiday). The contracted repayment amount will be calculated based on the outstanding card loan balance ('current account overdraft') as of the day prior to the contracted repayment date.

Repayment Table – Sliding scale based on outstanding loan balance

Outstanding loan balance as of day prior to contracted repayment date ('final current account overdraft')	Monthly contracted repayment amount
Less than ¥10,000	Total outstanding loan balance as of the day prior to contracted repayment date ('final current account overdraft') and unpaid interest as of day prior to contracted repayment date
¥10,000 - ¥499,999	¥10,000
¥500,000 - ¥999,999	¥20,000
¥1,000,000 - ¥1,490,000	¥25,000
¥1,500,000 - ¥1,999,999	¥30,000
¥2,000,000 - ¥2,499,999	¥35,000
¥2,500,000 - ¥2,999,999	¥40,000
¥3,000,000 - ¥3,499,999	¥45,000
¥3,500,000 - ¥3,999,999	¥50,000
¥4,000,000 - ¥4,499,999	¥55,000
¥4,500,000 and above	¥60,000

※ Repayments will not be debited if the balance of the Shinsei PowerFlex yen savings account is less than the repayment amount.
※ If the monthly repayment is not made on the contracted repayment date, applications for additional loans will not be permitted until the repayment has been made.
※ When the amount of unpaid interest as of the contracted repayment date is greater than the contracted repayment amount, the amount of unpaid interest will be charged.

• In addition to the monthly repayment, additional repayments may also be made at any time via Shinsei PowerDirect. Additional repayments are independent of the monthly repayment, which will still be separately debited from the Shinsei PowerFlex

	yen savings account. ※ The entire amount of additional repayments will be applied to the outstanding loan balance ('current account overdraft'). ※ If the amount of additional repayments deposited exceeds the outstanding loan balance ('current account overdraft'), the surplus portion will automatically be transferred back to the customer's Shinsei PowerFlex yen savings account.
Other	When applying, a credit screening will be carried out by Shinsei Bank and its designated guarantee company (APLUS Co., Ltd.). Applications may be declined, or the requested maximum loan amount reduced based on the results of the screening. Details of the screening results and reasons for decisions based on screenings will not be provided.

【About Shinsei SmartCard Loan】

- Customers are required to have a Shinsei PowerFlex yen savings account when applying for a Shinsei SmartCard Loan.
- In principle, the funds may be used for any non-commercial purpose.
- Customers using the service must meet the following conditions:
  (1) Are at least 20 but no more than 60 years of age at the time of application.
  (2) The individual or spouse has a stable pre-tax income of at least ¥2 million (part-time employees may apply).
  (3) Japanese citizens or Japanese-speaking permanent residents and special permanent residents.
  (4) Have opened a Shinsei PowerFlex account.
  (5) Are able to receive a guarantee from Shinsei's designated guarantee company APLUS Co., Ltd.
- The contract period is one year (calendar year from the initial contract date), automatically renewed.
- The contract period concludes upon the first contract renewal date after the customer has reached 65 years of age, and all outstanding claims are to be paid upon the final contract conclusion date.
- The interest calculation method is: Outstanding loan balance x (Annual) interest rate x No. of days ÷ 365. (The outstanding loan balance is calculated in units of ¥1, including interest. Daily calculations are on a 365-day basis) ※Interest starts accumulating from the day after loan funds are transferred to the borrower.
- The repayment date can be selected as either the 5th or the 26th of the month (due on the following business day when this day falls on a bank holiday).
- Repayment is as per a sliding scale based on the outstanding loan balance (the contracted repayment amount fluctuates based on the outstanding loan balance as of the day prior to the contracted repayment date).
- Shinsei SmartCard Loan repayments may only be made via debits from a Shinsei PowerFlex yen savings account.
- When using Shinsei SmartCard Loan, customers are requested to confirm the maximum amount, applicable interest rate, repayment method (contracted repayment date) and other details in the Shinsei SmartCard Loan contract.
- Before using the service, customers are requested to draw up a repayment plan that is appropriate given their income and expenditures.
- Borrowing interest rates range from 5.8% to 14.8% (p.a.). The penalty rate for late repayments is 19.9% (p.a.).
- Collateral is not required.
- When applying, a credit screening will be carried out by Shinsei Bank and its designated guarantee company (APLUS Co., Ltd.). Applications may be declined, or the requested maximum loan amount reduced based on the results of this screening.
- Upon application, customers' personal information including their yen savings account balance will be provided to APLUS Co., Ltd. for the purpose of credit screening.
- For confirmation purposes, applicants may be telephoned at their place of employment. Applications may be declined if it is not possible to contact the applicant at his/her stated place of employment.
- Applications cannot be accepted from the following parties or in the following cases:
  - Through businesses or individuals charging a commission for introducing loan companies.
  - Through businesses or individuals that pay a commission to another party who borrows funds on their behalf
  - Through businesses or individuals involved in malicious multi-level marketing of inappropriate goods.
  - Persons coerced to take out a loan by a third party.
  - Any other cases in which the transaction is for purposes that violate laws or regulations, or are inconsistent with public order or morals, or when there is deemed to be such a possibility.

Shinsei Bank Ltd. / No. 10 Registered financial institution of Kanto Local Finance Bureau
Member of Japan Securities Dealers Association / The Financial Futures Association of Japan





INFORMATION SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Offer Accounts in South African Rand and Norwegian Kroner

- Giving customers access to a total of ten foreign currencies -

Tokyo (Friday, June 13, 2008) – Shinsei Bank, Limited, today announced that from Monday, June 16, 2008, it will start offering *PowerFlex* foreign currency savings accounts and time deposits in South African rand and Norwegian kroner. These accounts will be available to customers through all of Shinsei's sales channels – Shinsei Bank branches, Shinsei *PowerDirect* (Internet banking), Shinsei *MobileDirect* (mobile banking)[1], and the Shinsei *PowerCall* (call center).

South Africa is renowned for its abundant mineral resources while Norway boasts rich reserves of oil and natural gas. By adding these two countries' currencies to the eight foreign currencies already available (U.S. dollar, euro, Canadian dollar, British pound, Australian dollar, New Zealand dollar, Hong Kong dollar and Singapore dollar), Shinsei will provide its customers with an even wider variety of asset management options. Shinsei's exchange rates are updated to reflect global currency markets 24 hours a day, 365 days a year, and customers can make transactions 24 hours a day via Shinsei *PowerDirect*, Shinsei *MobileDirect* and Shinsei *PowerCall*.

New Currencies for *PowerFlex* Foreign Currency Savings Accounts and Time Deposits

		South African rand (S.W.I.F.T. currency code: ZAR)	Norwegian kroner (S.W.I.F.T. currency code: NOK)
Foreign Exchange Commission (each side)		¥0.50	¥0.25
FCY Savings Interest Rate		5.5% p.a. (4.4% p.a. after tax)	0.5% p.a. (0.4% p.a. after tax)
FCY Time Deposit Interest Rate	1 month	10.0% p.a. (8.0% p.a. after tax)	4.0% p.a. (3.2% p.a. after tax)
	3 months	10.0% p.a. (8.0% p.a. after tax)	4.0% p.a. (3.2% p.a. after tax)
	6 months	10.5% p.a. (8.4% p.a. after tax)	5.0% p.a. (4.0% p.a. after tax)
	1 year	11.0% p.a. (8.8% p.a. after tax)	5.0% p.a. (4.0% p.a. after tax)
Minimum Deposit / Unit of Deposit	FCY Savings Account	1 fractional unit of currency (1 fractional unit of currency unit)	
	FCY Time Deposit	10 base units of currency (1 fractional unit of currency unit)	

1. Shinsei *MobileDirect* (mobile banking) provides access to foreign currency savings accounts only.

* South African rand and Norwegian kroner are not available for FCY-FCY transactions.
* Foreign exchange commissions are for each side per base unit of currency, as of June 16, 2008. Commissions are subject to change due to sudden movements in currency markets.
* Interest from foreign currency savings accounts and time deposits is subject to a separate 20% withholding tax. Rates shown are as of June 16, 2008, and are revised each business day.

Shinsei Bank's Retail Banking Group aims to enrich and "color" the lives of our customers by providing them with high value-added products and services.

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 39 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 2 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Regarding foreign currency deposits

- Foreign currency deposits are affected by exchange rate movements, which can generate foreign exchange losses that cause the amount of the deposit to fall below the original principal amount. In addition, Shinsei Bank's designated exchange rate, which includes a foreign exchange commission, will be applied to deposits and withdrawals made in yen. This can result in the final amount falling below the original principal amount, even if the exchange rate is unchanged.
- Shinsei Bank's designated TTS rate (the market conversion rate for converting yen to a foreign currency) and TTB rate (the market conversion rate for converting foreign currency to yen), both of which include a foreign exchange commission, will be applied when converting to/from foreign currencies in foreign currency deposits. When converting between yen and a foreign currency, in principle, the foreign currency commission per base unit of foreign currency will be ¥2 per side for one British pound (a TTS-TTB spread of ¥4), ¥0.5 per side for one Hong Kong dollar and South African rand (a TTS-TTB spread of ¥1), ¥0.25 per side for one Norwegian kroner (a TTS-TTB spread of ¥0.5), and ¥1 per side for other currencies (a TTS-TTB spread of ¥2). When converting between two foreign (non-yen) currencies, in principle, the commission will be 0.01 or 0.02 multiplied by one of the currencies (as of June 16, 2008). However, Hong Kong dollars, Singapore dollars, South African rand and Norwegian kroner are not available for direct conversion to another foreign currency.
- Foreign currency deposits are not covered by deposit insurance.
- In principle, foreign currency time deposits cannot be redeemed prior to maturity. However, when Shinsei Bank agrees to an early redemption for reasons deemed unavoidable, only the principal will be returned and no interest will be paid.
- Upon maturity, the principal and interest of foreign currency time deposits will be deposited in that currency to a *PowerFlex* savings account of the same currency. Automatic rollovers are not available.
- Shinsei Bank does not handle foreign currency cash.
- Separate commissions apply to foreign currency-denominated fund transfers.
- Please confirm the details of your foreign currency deposit with the explanatory materials (documents exchanged prior to the conclusion of a contract) available at Shinsei Bank branches or via the Shinsei *PowerCall* (call center).
- Financial market developments may result in changes of interest rates applied to foreign currency deposits or the discontinuation of deposits in foreign currencies.

Shinsei Bank, Limited / No. 10 Registered financial institution of Kanto Local Finance Bureau
Member of Japan Securities Dealers Association / The Financial Futures Association of Japan

 INFORMATION 

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Approves Issuance of Stock Options to Employees of Bank Subsidiaries

Tokyo (Wednesday, June 25, 2008) — Shinsei Bank, Limited, announced that its Board of Directors, at a meeting held today, approved the 22nd issuance of stock options to employees of Bank subsidiaries based on a resolution adopted in accordance with Articles 238 and 239 of the Japanese Corporation Act at the 8th annual general meeting of shareholders.

		22nd Issuance
1	Issue date of stock acquisition rights :	July 10, 2008
2	Total number of stock acquisition rights to be issued (Number of shares that can be purchased through the exercise of 1 stock acquisition right:1,000) :	203 stock acquisition rights
3	Class and number of shares that can be purchased through the exercise of stock acquisition rights :	203,000 common shares of the Bank
4	Amount paid for stock acquisition rights :	Free of charge. Payment is not required.
5	Value of assets paid upon the exercise of stock acquisition rights (the "Exercise Price") :	To be determined on July 10, 2008
6	The increase of capital and capital reserve in case of the issuance of shares for the exercise of stock acquisition rights :	(1) The amount to be added to capital when shares are issued for the exercise of stock options shall be one-half (1/2) of the maximum amount of capital increase calculated, with amounts of less than one yen resulting from the calculation rounded up to the nearest yen. (2) The increase of the capital reserve as a result of issuance of shares upon exercise of stock options shall be calculated by deducting the increase in capital described in (1) above from the maximum amount of common capital increase also set out in (1) above.
7	Number of people to whom stock acquisition rights are offered and their details :	43 employees of subsidiaries of the Bank
8	Exercise Period of stock acquisition rights	From July 1, 2010 to June 24, 2018
9	Conditions for Exercising stock acquisition rights :	In principle, holders may exercise up to half of their stock acquisition rights between July 1, 2010, and June 30, 2012. However, in certain cases as stipulated in the "Agreement on the granting of stock acquisition rights", all stock acquisition rights may be executed from the first day of the exercise period.

【Reference】
(1) Date of Board of Directors meeting where resolution was made for proposal to the 8th annual general meeting of shareholders: May 14, 2008
(2) Date of resolution at 8th annual general meeting of shareholders: June 25, 2008

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 39 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 2 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.





1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Approves Facility for Acquisition of Treasury Shares for Employee Stock Option Program

Tokyo (Wednesday, June 25, 2008) --- Shinsei Bank, Limited, announced that, at a meeting held today, its Board of Directors approved a facility for acquisition of treasury shares for a stock option program for directors, officers and employees of the Bank and its subsidiaries. The approval of this repurchase facility is based on Article 35 of the Bank's Articles of Incorporation, pursuant to Article 459-1 of the Japanese Corporation Act.

(1) Type of shares to be repurchased:	Common shares of the Bank
(2) Number of shares to be repurchased:	(Up to) 25 million shares
(3) Total repurchase amount:	(Up to) 20 billion yen
(4) Repurchase period:	From July 1, 2008 to June 30, 2009

(Reference data)

Total number of common shares issued and outstanding as of June 19, 2008:
2,060,346,891 shares
(including 96,423,461 treasury shares)

There was no acquisition of treasury shares for an employee stock option program under Article 35 of the Bank's Articles of Incorporation after approval by a Board of Directors meeting held on June 20, 2007.

Details of the share repurchase approved at the 7th Annual Shareholder's Meeting held on June 20, 2007:

(1) Type of shares to be repurchased:	Common shares of the Bank
(2) Repurchase period:	1 year commencing June 21, 2007
(3) Number of shares to be repurchased:	(Up to) 20 million shares
(4) Total repurchase amount:	(Up to) 16 billion yen

*****

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 39 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 2 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Board, Management and Organizational Changes

Tokyo (Wednesday, June 25, 2008) – Shinsei Bank, Limited, has announced changes to its Board of Directors and senior management team, following resolutions passed at the 8th annual general meeting of shareholders and a Board of Directors meeting held today. The Bank has also outlined a strategic realignment of its main businesses.

Masamoto Yashiro rejoins Shinsei's Board of Directors as non-executive chairman of the board. The Board of Directors also welcomes Oki Matsumoto, founder and chief executive of Monex Beans Holdings.

Senior Managing Executive Officers Masazumi Kato and Junzo Tomii have each been appointed representative statutory executive officer and executive vice president to support Shinsei Bank President & CEO Thierry Porté in executing corporate strategy and attending to clients and regulators at the most senior level. General Counsel Akira Ito takes on new responsibilities as representative statutory executive officer and senior managing executive officer.

"*Bringing together the best of the Bank's talent, this veteran management team will ensure Shinsei takes advantage of the opportunities and challenges we encounter in fiscal 2008,*" said CEO Porté. "*These management changes reflect a broader Group reorganization as Shinsei moves from a three-pillar to a two-pillar business model aiming to deliver on a distinctive set of promises for our institutional and individual customers.*"

As part of these changes, Shinsei's Consumer and Commercial Finance operations will be split and integrated into an Institutional Group and an Individual Group. The Individual Group, under the direct leadership of CEO Porté, will focus on building a new model for consumer finance in Japan. Individual Group Chief Operating Officer Sanjeev Gupta will work with advisor Michael Knapp to leverage synergies with Shinsei's award-winning retail bank.

In the Institutional Group, Shinsei has combined the previous Corporate Banking, Financial Institutions, and Public Sector Finance relationship manager sub-groups into a new Institutional Business Sub-Group. Norio Funayama becomes a managing executive officer and will co-head this Sub-Group with Yukio Nakamura, a new statutory executive officer. Shigeru Oishi of the Osaka Branch becomes a statutory executive officer.

As the Shinsei Group continues to grow, management recognizes the importance of maintaining the highest standards of corporate governance. To this end, General Counsel Ito will head an enlarged Corporate Governance Group, which will include a newly established Office of Affiliate Administration. Led by Managing Executive Officer Kazumi Kojima, the office will ensure corporate governance systems embrace the whole organization.

Robert Luton, previously the head of Consumer and Commercial Finance Sub-Group, will lead the Office of Corporate Development, a new, independent division that will focus on the formulation and management of Shinsei Group strategy.

The talent and diversity of Shinsei's employees have been the driving force behind the Group's continued growth. Newly appointed Statutory Executive Officer Tom Pedersen will bring together the Corporate Value Division, Office of the Chief Learning Officer, Human Resources Division and Corporate Communications Division in an integrated People and Communications Group. As part of this change, Richard Rapp has also recently been appointed as the head of the Human Resources Division. The new Group will ensure that Shinsei's workforce remains aligned with its new two-pillar strategy and united behind a shared brand and values.

As of June 25, 2008
List of Directors

	New Position	Other or Former Positions	Committe Members
Masamoto Yashiro	Chairman of the Board	Senior Advisor, Shinsei Bank, Limited	Compens
Thierry Porté	Director	Representative Statutory Executive Officer, President and CEO, Shinsei Bank, Limited	Nominatic
Michael J. Boskin*	Director	Professor, Stanford University	Nominatic
Emilio Botín*	Director	Chairman, Grupo Santander	Compens
J. Christopher Flowers*	Director	Chairman, J.C. Flowers & Co., LLC	Nominatic Compens
Yukinori Ito*	Director	President and CEO, Centennial Economic Advisors (Japan), Inc. and Former Professor, Teikyo University	Audit
Shigeru Kani*	Director	Former Director, Administration Department, The Bank of Japan, and Professor, Yokohama College of Commerce	Audit
Fred H. Langhammer*	Director	Chairman, Global Affairs, The Estée Lauder Companies, Inc.	Compens
Minoru Makihara*	Director	Senior Corporate Advisor, Mitsubishi Corporation	Nominatic (Chairmar Compens
Oki Matsumoto*	Director	CEO, Monex Beans Holdings, Inc.	Nominatic
Yasuharu Nagashima*	Director	Lawyer	Audit
Nobuaki Ogawa*	Director	Lawyer	Audit
Hiroyuki Takahashi*	Director	Former Director, Japan Corporate Auditors Association	Audit (Cha
John S. Wadsworth, Jr.*	Director	Advisory Director, Morgan Stanley	Compens (Chairmar

*Outside Director

Retiring Directors
Junji Sugiyama
Lucio A. Noto

List of Representative Statutory Executive Officers / Statutory Executive Officers

Thierry Porté	Representative Statutory Executive Officer, President and Chief Executive Officer Head of Individual Group
Masazumi Kato	Representative Statutory Executive Officer and Executive Vice President
Junzo Tomii	Representative Statutory Executive Officer and Executive Vice President
Akira Ito	Representative Statutory Executive Officer, Senior Managing Executive Officer, Head of Corporate Governance Group, General Counsel, and GM, Office of Regulatory Relations
Dhananjaya Dvivedi	Senior Managing Executive Officer, Group Chief Information Officer, and Head of Banking Infrastructure Group
Rahul Gupta	Senior Managing Executive Officer, Chief Financial Officer, Head of Finance Group, Group Financial Controller, and Head of Treasury and Corporate Sub-Group
Sang-Ho Sohn	Senior Managing Executive Officer, Head and Chief Executive of Institutional Group
Norio Funayama	Managing Executive Officer, Executive Head of Institutional Business Sub-Group
Kazumi Kojima	Managing Executive Officer, GM, Office of Affiliate Administration
Kazuya Fujimoto	Statutory Executive Officer, Head of Institutional Business Sub-Group, and GM, Public Sector Finance Division
Michimasa Honda	Statutory Executive Officer, GM, Financial Institutions Business Division III
Yukio Nakamura	Statutory Executive Officer, Executive Head of Institutional Business Sub-Group
Shigeru Oishi	Statutory Executive Officer, GM, Osaka Branch
Michiyuki Okano	Statutory Executive Officer, Head of Operations Sub-Group, Head of Retail Services Sub-Group, GM, Retail Services Division, GM, Process Control Division, GM, Operations Services Division, GM, Grand Cayman Branch, GM, Retail Technology Division, GM, Operation Support Division, and GM, Channel Management Division
Thomas Pedersen	Statutory Executive Officer, Head of People and Communications Group, and Chief Learning Officer
Yoshikazu Sato	Statutory Executive Officer, Head of Technology Sub-Group, GM, Information Technology Division, and GM, Technology Support Division
Takashi Tsuchiya	Statutory Executive Officer, Head of Advisory Sub-Group

Retiring Officers

Junji Sugiyama	(retires from position as Chairman, Representative Statutory Executive Officer)
Hirotaka Terai	(retires from position of Senior Managing Executive Officer, Head and Chief Operating Officer of Retail Banking Group)

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 39 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 2 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Express Yourself With Your Cash Card!

- Data Analysis Ranks the Popularity of 32 Different Cash Card Colors, Insights from Color Psychology -

Tokyo (Friday, June 27, 2008) – Shinsei Bank has analyzed data from over 900,000 of its PowerFlex account holders to find the most popular choice of cash card color from a palette of 32 shades on offer to customers.

"Big Sky", a vibrant shade of blue, proved the most popular color, accounting for over 15% of all cards surveyed. More than 30% of men aged 30 or older have selected this color for their cash card. "Big Sky" is also among the top 3 choices across all female age groups.

The choice of almost a third of men in their 20's, a jet-black color called "Midnight" ranked second place. "Baby Pink," a soft pink shade and the favorite of female customers, rounded off the top three.

According to Mr. Kazuyuki Natori, a color psychology expert at the Japan Color Research Institute, there have been few reliable surveys on color preference conducted on this scale in the past. Shinsei also asked Mr. Natori to share his insights into the meanings expressed by certain colors, as defined in color psychology. Evocative of the ocean and sky, blue is associated with "dreams" and "ideals." According to Mr. Natori, people who choose blue may be inclined to "think of things from a long-term perspective" and "pursue ideals." Black can project a sense of "status", "class" and "dignity." "As an established color in the world of fashion, people may choose black for its sense of stability and security," says Mr. Natori. People who choose black tend to "seek results immediately" and emphasize "substance." Pink, meanwhile, is representative of "femininity."

Shinsei Bank's Retail Banking Group aims to enrich and "color" the lives of customers by providing high value-added products and services. Introduced in June 2005, the cash card available in 32 different colors is just one expression of Shinsei's desire to add color to our customers' banking experience. This data analysis was conducted as part of an ongoing customer research program, which aims to ensure Shinsei's services are fulfilling customers' needs. As of April 2008, the number of PowerFlex account holders had topped 2.2 million.

Summary of Survey Results

Top Five Most Popular Cash Card Colors

(Analysis of data from customers who opened PowerFlex accounts between June 2005 and April 2008)
(n= 918,339 accounts)

Total			Men			Women		
1	Big Sky (blue)	15.6%	1	Big Sky (blue)	21.4%	1	Baby Face (pink)	15.2%
2	Midnight (black)	13.3%	2	Midnight (black)	20.0%	2	Cherry Blossom (pink)	11.2%
3	Baby Face (pink)	7.8%	3	Deep Ocean (blue)	6.2%	3	Big Sky (blue)	8.8%
4	Cherry Blossom (pink)	5.8%	4	Passion Yellow (yellow)	5.5%	4	Rose Pink (pink)	7.2%
5	Passion Yellow (yellow)	5.8%	5	Orange Juice (orange)	4.0%	5	Sunflower (yellow)	6.5%

Males

Females



Correlation between "Cherry Blossom" Color Cards Issued and the Nikkei Stock Index?

The proportion of "Cherry Blossom" pink cards issued increased in April of every year of the period analyzed, the month when the cherry blossoms are in bloom in Japan. Looking at the data over a longer span, there also appears to be a tendency for the percentage of these cards issued to rise and fall in line with the Nikkei stock index. Mr. Natori noted that "surveys conducted elsewhere in the world have suggested that color preferences can reflect larger economic and social trends. While these findings are not scientifically validated, it's interesting to speculate whether customers who choose "Cherry Blossom," a color that has deep cultural significance for the Japanese, are somehow in tune with the movements of the Japanese economy and the seasons, too."



% of "Cherry Blossom" Cards Out of Total Cards Issued
Nikkei Stock Index (Closing)
Cherry Blossom
Nikkei Index (Closing)

The analysis of the relationship between number of cards issued and the Nikkei stock index is based only on colors for which at least 50,000 cards

"Cash Card in a Choice of 32 Colors"





******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 39 outlets that includes 35 Shinsei Financial Centers, 2 Platinum Centers and 2 BankSpots in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.


INFORMATION

SHINSEI BANK

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank to Reschedule Covered Bond

Tokyo (Tuesday, July 1, 2008) – Shinsei Bank, Limited, today announced that it is withdrawing registration of its forthcoming covered bond issue with the Kanto Local Finance Bureau.

Due to changes in its corporate calendar and internal considerations, Shinsei Bank has deemed it prudent to reschedule the pricing of the covered bond. The Bank registered the bond issue at the bureau on June 11, 2008.

The pioneering issue has been well-received by the market. Shinsei remains committed to this product as an important funding tool and intends to make it part of its funding plans going forward. The Bank believes the covered bond is important not only for Shinsei but for the development of the Japanese bond market as a whole.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and 2 Platinum Centers in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank to Consolidate its Investments in APLUS

Tokyo (Tuesday, July 1, 2008) – Shinsei Bank, Limited ("Shinsei Bank"), announced today that it will consolidate its investments in APLUS Co., Ltd. ("APLUS") by dissolving its wholly owned subsidiary YMS6 Co., Ltd. ("YMS6"). The investments in APLUS held by YMS6 will be transferred to Shinsei Bank.

1. Reason for Dissolution of YMS6

   YMS6, a wholly owned subsidiary of Shinsei Bank, holds a portion of the Shinsei Bank Group's investments in APLUS. Subsequent to the original investment, Shinsei Bank also directly invested in APLUS on March 26, 2007 and March 28, 2008. Shinsei Bank has decided that it will consolidate the Shinsei Bank Group's entire investment in APLUS into Shinsei Bank through the dissolution of YMS6.

2. Overview of YMS6 and Schedule of Dissolution

Name:	YMS6 Co., Ltd.
Address:	18-16 Shinbashi 1-chome, Minato-ku, Tokyo
President:	Kiyohiro Kiyotani
Business:	Investment in securities
Capital Stock:	100 billion yen
Shareholder:	Wholly owned by Shinsei Bank
Schedule for Dissolution:	Dissolution process will commence on July 31, 2008, and the required filing to dissolve YMS6 will be made thereafter.

3. Overview of Investments in APLUS

   As of June 27, 2008, Shinsei Bank's share in APLUS, including the investments held by YMS6, was 76.7% of voting rights that consists of 156,690,390 common shares and Class-B, C, E and F preferred shares.

4. Impact on Shinsei Bank's Performance

   The dissolution of YMS6 Co., Ltd. does not have an impact on Shinsei Bank's performance on either a consolidated or non-consolidated basis.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and 2 Platinum Centers in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Details of Stock Option Issues

Tokyo (Thursday, July 10, 2008) --- Shinsei Bank, Limited has today determined the specific details of the 22nd issuance of stock options, as approved by a Board of Directors meeting held on June 25, 2008.

		22nd stock acquisition rights
1	Issue date of stock acquisition rights :	July 10, 2008
2	Total number of stock acquisition rights to be issued (Number of shares that can be purchased through the exercise of 1 stock acquisition right:1,000) :	203 stock acquisition rights
3	Class and number of shares that can be purchased through the exercise of stock acquisition rights :	203,000 common shares of the Bank
4	Amount paid for stock acquisition rights :	Free of charge. Payment is not required.
5	Value of assets paid upon the exercise of stock acquisition rights (the "Exercise Price") :	407 yen per share
6	Number of people to whom stock acquisition rights are offered and their details :	Total 43 of employees of subsidiaries of the Bank
7	Exercise period of stock acquisition rights	From July 1, 2010 to June 24, 2018
8	Conditions for exercising stock acquisition rights :	In principle, holders may exercise up to half of their stock acquisition rights between July 1, 2010, and June 30, 2012. However, in certain cases as stipulated in the "Agreement on the Granting of Stock Acquisition Rights," all stock acquisition rights may be executed from the first day of the exercise period.

【Reference】

(1) Date of Board of Directors meeting where resolution was made for proposal to the 8th annual general meeting of shareholders: May 14, 2008
(2) Date of resolution at 8th annual general meeting of shareholders: June 25, 2008

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and 2 Platinum Centers in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of the Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Details of Shinsei Bank's Acquisition of GE Consumer Finance Co., Ltd.

Tokyo (Friday, July 11, 2008) – Shinsei Bank, Limited, today announced that it has signed an agreement with GE Japan Holdings, the consumer financial services unit of General Electric Company (GE), to acquire its high-quality Japanese consumer finance business, GE Consumer Finance Co. Ltd. (GECF), and its subsidiaries for an all cash consideration of 580 billion yen from internal funding sources.

1. Reasons for the Acquisition

Through the integration of GE Consumer Finance into its portfolio of businesses, Shinsei Bank is solidifying its position as a leader in consumer finance, providing a bank-sponsored lending model that is sustainable for both lenders and borrowers.

Shinsei expects to realize significant synergies with its existing businesses, including financial synergies based on the combination of its retail banking and consumer finance businesses under one management structure; mid- to long-term synergies from a customer and revenue perspective; and operational and cost based synergies.

2. Method of Acquisition

Consideration: 580 billion yen in cash for equity and debt
Acquiring entities: Shinsei Bank 100%
Other terms of the acquisition:

A grey zone indemnity will be shared between parties as follows:
- grey zone costs up to 203 billion yen: Shinsei Bank
- from 203 to 260 billion yen: Risk sharing between Shinsei Bank and GE
- beyond 260 billion yen: Covered by GE

Shinsei Bank's maximum grey zone liability for assets subject to the indemnity is 206 billion yen and will be fully provisioned for at the closing.

3. Transaction Schedule

Target closing date: by September 30, 2008

4. Impact on Shinsei Bank's Earnings Forecast

Shinsei expects the acquisition to be immediately EPS accretive.

5. Profile of GE Consumer Finance Co., Ltd. (Non-consolidated basis)

(1) Name: GE Consumer Finance Co., Ltd
(2) Representative: Shota Umeda, Representative Director
(3) Location: Minato-ku, Tokyo
(4) Established: October 1994
(5) Major businesses: Personal loans, credit cards, housing loans, sales finance
(6) Fiscal year end period: December
(7) Number of employees: 2,000 (as of March, 2008)
(8) Major locations: Tokyo, Osaka, Nagoya, Yokohama, Sapporo, Fukuoka
(9) Capital: 101.2 billion yen (as of December, 2007)
(10) Number of shares issued: 117,461 common shares
(11) Shareholders composition: GE Japan Holdings. GK (100%)

(12) Financial results:

	Jan 1, 2007 to Dec 31, 2007	Jan 1, 2006 to Dec 31, 2006
Operating income	208.1 billion yen	227.5 billion yen
Net loss	(120.5 billion yen)[1]	(163.2 billion yen)[1]
Total assets	1,022.8 billion yen	1,109.2 billion yen
Net assets	58.3 billion yen	48.8 billion yen
Dividends per share	-	-

Note1: Grey zone provisions of 167.1 billion yen for fiscal year ending Dec 31, 2007 and 156.6 billion yen for fiscal year ending Dec. 31 2006 were included

(13) Subsidiaries of GECF: GE Money Finance Kabushiki Kaisha, GC Yugen Kaisha, Kabushiki Kaisha NC Card Sendai and L-Net Kabushiki Kaisha

6. Profile of the Seller

(1) Name: GE Japan Holdings. GK
(2) Representative: Satoshi Kamimura, Laurence Bates, Thomas M. Clark – Executive Managers
(3) Location: Minato-ku, Tokyo
(4) Established: September 1999
(5) Major business: Holding company of GE's financial services operations
(6) Relationship with Shinsei Bank: N/A

7. Number of Shares of GECF Currently Owned / to be Purchased / Owned After Purchase

(1) Number of shares currently owned 0
(2) Number of shares to be purchased 117,461
(3) Number of shares owned after purchase 117,461

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and 2 Platinum Centers in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

SHINSEI BANK ENTERS INTO AGREEMENT TO ACQUIRE GE'S CONSUMER FINANCE BUSINESS IN JAPAN

Acquisition of High-Quality Business to Redefine Consumer Finance Industry in Japan

TOKYO, Japan – July 11, 2008: Shinsei Bank, Limited (TYO:8303), today announced that it has signed an agreement with GE Japan Holdings, the consumer financial services unit of General Electric Company, to acquire its high-quality Japanese consumer finance business, GE Consumer Finance Co. Ltd., and its subsidiaries for an all cash consideration of 580 billion yen from internal funding sources.

Under the terms of the agreement, Shinsei Bank will acquire the total assets of the personal loan portfolio that operate under the well-established Lake brand, as well as the credit card and mortgage businesses. Shinsei expects the acquisition to be immediately EPS accretive.

This transaction reflects a unique strategic opportunity to redefine and modernize the Japanese consumer finance industry by adding an experienced, highly-regarded management team and a robust brand representing 2.2 million new accounts from 1,138 branches and total loans outstanding of 884 billion yen [as of December 31, 2007] to Shinsei's award-winning retail bank and existing consumer finance platform. In particular, the Lake brand brings to Shinsei a business with strong credit performance and low default rates. Shinsei expects to realize significant synergies with its existing businesses, including:

- Financial synergies based on the combination of our retail banking and consumer finance businesses under one management structure;
- Mid- to long-term synergies from a customer and revenue perspective, and;
- Operational and cost based synergies – e.g., secure, low-cost and highly flexible IT platform

In December 2006, the Japanese Diet made legislative changes regarding consumer loan interest rates that have had a significant impact on the consumer finance industry. Through the integration of retail and consumer finance businesses into one strategic pillar, Shinsei is well-positioned to redress the compressed margins and funding challenges created by legacy grey zone liabilities. Through the addition of GE Consumer Finance to its portfolio of businesses, Shinsei is solidifying its position as a leader in consumer finance, providing a bank-sponsored lending model that is sustainable for both lenders and borrowers.

As part of the acquisition, Shinsei Bank is managing risk by containing legacy grey zone liabilities through a combination of substantial reserves and a seller's indemnification clause in the purchase agreement that limits exposure to potential loss positions. According to the indemnity arrangement, Shinsei Bank will assume the initial first loss position of up to 203 billion yen. Shinsei will then share with GE potential losses from 203 billion yen to 260 billion yen, after which GE will cover any additional losses. Shinsei intends to fully provision for its share of grey zone liabilities, including a small portfolio

not covered by the indemnity at the closing. Shinsei Bank's maximum grey zone liability for assets subject to the indemnity is 206 billion yen and will be fully provisioned for at the closing.

Thierry Porté, President and CEO of Shinsei Bank, commented on the transaction: "*This acquisition is a critical next step in our pioneering approach to redefine consumer finance in Japan. We're acquiring a high-quality portfolio with a great management team, solid customer base built on a strong brand while also providing value to our shareholders. By integrating GE's consumer finance business into an innovative model that is buttressed by our award-winning retail bank, best-in-class corporate governance, compliance, risk management and IT expertise, Shinsei is uniquely positioned to be a game changer in this industry.*"

The transaction is subject to closing conditions, including regulatory approvals, and is expected to be completed in the second quarter ending September 30, 2008.

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and 2 Platinum Centers in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Monday, July 14, 2008) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change.

Effective on July 14, 2008

	New Position	Former Position
Akira Ito	Representative Statutory Executive Officer, Senior Managing Executive Officer, Head of Corporate Governance Group, and General Counsel	Representative Statutory Executive Officer, Senior Managing Executive Officer, Head of Corporate Governance Group, General Counsel, and GM of Office of Regulatory Relations

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and 2 Platinum Centers in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION **SHINSEI BANK**

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Launch *Adagio My Goal* Investment-Based Annuity Insurance with Investment Target Function

Tokyo (Thursday, July 24, 2008) – Shinsei Bank, Limited, today announced that it will begin sales of "Adagio My Goal," an investment-based annuity insurance product[1], at its network of branches from Wednesday, August 6, 2008.

Adagio My Goal allows customers to set their own investment target and lock in this target amount once it is reached, after at least five years have elapsed since the contract date. Even if the target is not achieved, the plan guarantees a minimum basic insurance amount (equivalent to a one-time premium contribution), subject to certain conditions. With no initial contract fees, all premiums are invested directly in an internationally diversified balanced fund, offering customers risk diversification as they work towards a clear investment target.

Shinsei initially began offering the Adagio series in October 2002, shortly after it first became possible for Japanese banks to sell individual annuity insurance products, and the series has enjoyed enduring popularity since.

Main Features of Adagio My Goal

(1) Ability to automatically lock in investment gains once targets are met

Upon entering the plan, customers choose an investment target corresponding to 120%, 130%, 140%, or 150% of the basic insurance amount (equivalent to the one-time premium contribution). If the accumulated amount of the investment reaches this target during the investment term after at least five years have passed since the contract date, investment gains are automatically fixed. This fixed amount may be received as a lump sum or as an annuity (a fixed annuity, a whole life annuity with guaranteed term or a joint-life annuity with guaranteed term). Customers also have the option not to set an investment target, and may set or change the target during the investment term.

(2) Internationally diversified investment in balanced fund

With no initial contract fee to pay, all premiums are invested in a special account. This is managed as a balanced fund making internationally diversified investments in Japanese equities, overseas equities (with foreign exchange hedging), Japanese bonds and overseas bonds, aiming to provide steady asset growth towards customers' individual investment targets.

(3) Minimum total annuity guarantee

Even if the accumulated investment amount falls short of the basic insurance amount (equivalent to the one-time premium contribution) after a term of 10 years, the basic insurance amount is guaranteed as a fixed annuity to be paid over 15 years. If, at the end of a 10-year investment term, the investment target has not been reached but the accumulated investment amount is more than the basic insurance amount, customers can choose to receive the accumulated investment amount as a lump sum or as an annuity (a fixed annuity, a whole life annuity with guaranteed term or a joint-life annuity with guaranteed term).

Shinsei Bank's retail banking services aim to enrich and "color" the lives of our customers by providing them with high value-added products and services.

※Please refer to the attachment for further details.

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 11.5 trillion yen (US$115 billion) on a consolidated basis (as of March 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and 2 Platinum Centers in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

[1] Official product name: Variable annuity Type II 2003, Guaranteed Annuity with Target Setting Function 1015 Rider. / Underwriter: Hartford Life Insurance K.K.)

Attachment

Adagio My Goal (Variable annuity Type II 2003, Guaranteed Annuity with Target Setting Function 1015 Rider)

Contract Conditions	
Age for eligibility	0 to 80 years old (80th birthday)
Premium payment method	One-time premium contribution
Basic insurance sum (One-time premium contribution)	¥2,000,000 - ¥300,000,000 (in units of ¥1) * If other Hartford Life insurance contracts are held, the aggregate amount may not exceed ¥500,000,000
Cooling-off	Applicable
Investment term	10 years
Annuity type	Fixed annuity (15 years) with minimum guarantee * Other annuity types are available when converting to annuity.
Increases	At least ¥1,000,000 (in units of ¥1)

Special Account	
Special account name / Investment trust name	Global Asset H8 SS / State Street Global Balance 40VA (limited to qualified institutional buyer) Investment company: State Street Global Advisors (Japan) Co., Ltd.
Fund allocation	Japanese equities – 10% / Foreign equities (with FX hedging) – 30% / Japanese bonds – 25% / Foreign bonds – 35%

Annuity		
When accumulated amount exceeds investment target		
When converting to annuity	Conditions	Converted to fixed annuity if the accumulated amount exceeds the designated amount (investment target) during the period beginning on the policy anniversary five years after the contract date and ending at the end of the preceding day of policy anniversary 10 years after contract date.
	Target amount	Basic insurance amount x designated percentage
	Designated percentage	When concluding the contract, the policyholder will choose one of the following: (1) 120%; (2) 130%; (3) 140%; (4) 150% * No designation is also allowed.
After conversion to annuity	Annuity type	Fixed annuity
	Payment period	10 years
When accumulated amount is less than investment target or investment target has not been set		
When converting to annuity	Conditions	If the date for the commencement of annuity payments arrives and the accumulated amount has not reached the investment target as of the preceding day, or if an investment target has not been set, the basic insurance amount will be converted to a fixed annuity with a minimum guarantee, with the basic insurance amount as the aggregate minimum guaranteed amount.
After conversion to annuity	Annuity type	Fixed annuity with minimum guarantee
	Payment period	15 years

Payment on death of the insured	
Death benefit amount	The larger of the following as of the date of death of the insured will be paid as the death benefit. (1) Basic insurance amount (minimum guaranteed amount in case of death) (2) Accumulated amount in special account
Death benefit amount in case of man-made or natural disaster	A 20% death benefit will be added to the basic insurance amount as of the date of death of the insured.
Payment method	Lump sum payment / Annuity / Deferred payment / Contract taken over by spouse

《Main risks》

Under the Adagio My Goal plan, the basic insurance amount (one-time premium contribution) is managed in a special account. During the investment term, this account will invest in domestic and foreign equities and bonds, primarily through investment trusts. The accumulated amount and the future annuity amount will rise or fall based on the investment performance.

There is therefore a possibility of a loss resulting from falls in equity or bond prices, or foreign exchange rate movements that cause the accumulated amount and redemption amount upon surrender to fall below the amount of the premium payment.

The risks associated with such movements in securities prices and foreign exchange rates are those of the policyholder.

- The special account is an account for the management and investment of assets related to investment-based annuity insurance. These assets are segregated, and managed and invested independently from assets related to other types of insurance.

《Expenses to be borne by the customer》

The total commissions for this product are the sum of the fees during the investment term (insurance-related fee and investment-related fees) and the fees during receipt of the annuity (annuity management fee) as shown below. For certain customers, however, an additional surrender / partial redemption fee may apply.

Upon enrollment:	
Initial contract fee	None
During investment term: * During the investment term, the following fees (calculated as 1/365 of the annual rate) will be deducted daily from the accumulated amount.	
Insurance-related fee	Fees required for the establishment or maintenance of the contract, and for the payment of the death benefit or death benefit amount in case of man-made or natural disaster. A fee of 2.55% p.a. on the total assets in the special account will be deducted.
Investment-related fee	Fees required for the operation of the special account. About 0.5195% p.a. (0.50% p.a. plus tax) on the investment trust assets will be deducted as an investment trust management fee for the investment trusts in which the special account primarily invests. • The exact amount and percentage rate of

	investment-related fees other than the investment trust management fee (investment trust operational processing fees, securities brokerage commissions, taxes including consumption tax, etc.) are difficult to determine prior to their occurrence, and therefore cannot be shown in these amounts and expenses. * Investment-related fees are subject to change depending on future changes in investment methods, changes in the amount of invested assets, etc.
While receiving annuity:	
Annuity management fee	Fees incurred in the administration of annuity payments. During the period the annuity is being received, 1% of the annuity amount will be deducted from the policy reserve. * Subject to change.
Upon surrender / partial redemption:	
Surrender / Partial redemption fee	Applicable when the policy is surrendered or partially redeemed within seven years of the contract date (or of the date of increase in cases where the basic insurance amount has been increased). The surrender / partial redemption fee will range from 7% to 1% of the surrender / partial redemption deduction amount* depending on the period elapsed since the contract date, and will be deducted from the accumulated amount of the contract cancellation date / requested partial redemption amount.

* The surrender / partial redemption deduction amount is the one-time premium contribution in the case of surrender, and in the case of partial redemption, the lesser of the requested redemption amount or the one-time premium contribution. In cases where there has been a previous partial redemption, the amount deducted for that redemption will be deducted from the one-time premium contribution.

Insurance products

- Please refer to the "product brochure," "documents exchanged prior to concluding a contract (contract overview / cautionary notes)," and "contract guide and stipulations" when considering an insurance product.
- The decision on whether or not to conclude a contract for an insurance product will have absolutely no effect on a customer's other transactions with Shinsei Bank.
- Please contact the underwriting insurance company or Shinsei Bank immediately when an event occurs that is eligible for an insurance payment or benefit under the terms of the contract. Please refer to the "product brochure," "documents exchanged prior to concluding a contract (contract overview / cautionary notes)," and "contract guide and stipulations" for the respective product to determine whether an insurance payment, benefit, etc. may or may not be paid.
- Insurance products are underwritten by an underwriting insurance company. They are not a bank deposit, and are therefore not covered by deposit insurance or the Investor Protection Fund. Neither the principal nor interest is guaranteed by Shinsei Bank.
- In the case of bankruptcy of the underwriting insurance company, protective measures will be taken by the Life Insurance Policyholders Protection Corporation of Japan, but the full amount of the contracted annuity, insurance payment or benefit may not be paid.
- There may be cases in which Shinsei Bank is prohibited under the Insurance Business Law from accepting an application for an insurance product because of the customer's place of employment or status of loan applications to Shinsei Bank.
- The representative of Shinsei Bank (the life insurance salesperson) is an intermediary for the conclusion of an insurance contract between the customer and the underwriting insurance company, and does not have authority as an agent to conclude insurance contracts. Accordingly, insurance policies become effective when the underwriting insurance company has approved the contract application made by the customer. Shinsei Bank does not guarantee the ability of the underwriting insurance company to make payments under the contracted product.
- For further details, please consult with a life insurance salesperson accredited as a variable insurance salesperson for the respective product.

Shinsei Bank Ltd. / No. 10 Registered financial institution of Kanto Local Finance Bureau
Member of Japan Securities Dealers Association / The Financial Futures Association of Japan



INFORMATION



For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Reports Consolidated Financial Results for the First Quarter Ended June 30, 2008

Tokyo (Wednesday, July 30, 2008) – Shinsei Bank, Limited, a leading diversified Japanese financial institution, today announced consolidated net income of 10.8 billion yen for the first quarter ended June 30, 2008, compared to a consolidated net income of 31.2 billion yen reported in the first quarter ended June 30, 2007. Consolidated cash-basis* net income in the first quarter ended June 30, 2008, was 13.4 billion yen, compared to 33.9 billion yen in the first quarter of the previous fiscal year. Improved results in the Individual Group, which combines retail banking and consumer finance, helped offset the weaker results in the Institutional Group's Institutional Banking business.

"We expect another challenging year in fiscal year 2008 due primarily to the continuation of difficult global markets, but we believe we have made the right choices for future growth by strategically focusing our business around the customer," said Thierry Porté, President and CEO of Shinsei Bank. "While the Institutional Group was directly impacted by the global market turmoil, the Individual Group continues to add customers and performed well overall positively contributing to earnings."

Highlights of Consolidated Financial Results

(Billions of U.S. dollars**/JPY Billions except per share amounts)

	2008.4-6 $US	2008.4-6	2007.4-6	Change %
Total Revenue	0.57	61.0	76.5	-20.3%
General and Administrative Expenses	0.38	40.9	37.3	+9.7%
Expense-to-Revenue Ratio	67.2%	67.2%	48.8%	-
Ordinary Business Profit	0.18	20.0	39.1	-48.9%
Net Income	0.10	10.8	31.2	-65.2%
Cash Basis* Net Income	0.12	13.4	33.9	-60.4%
Diluted Net Income Per Share ($US/JPY)	0.05	5.53	17.26	-68.0%
Cash Basis* Diluted Net Income Per Share ($US/JPY)	0.06	6.86	18.78	-63.5%
ROA	0.4%	0.4%	1.1%	-
ROE (Fully Diluted)	6.1%	6.1%	19.3%	-
	2008.6 $US	2008.6	2008.3	Change %
Total Assets	118.5	12,532.6	11,525.7	+8.7%
Diluted Equity Per Share ($US/JPY)	3.43	363.15	364.35	-0.3%
Total Capital Adequacy Ratio	12.01%	12.01%	11.74%	-
Tier I Capital Ratio	7.58%	7.58%	7.37%	-
Non-Performing Loan Ratio***	0.64%	0.64%	0.95%	-

* Cash-basis figures are calculated by excluding amortization and impairment of goodwill and other intangible assets, net of tax benefit.

** U.S. dollar amounts have been calculated at JPY 105.68 to $1.00, which was the approximate exchange rate at June 30, 2008.

*** Non-performing loan ratio under the Financial Revitalization Law on a non-consolidated basis.

Balance Sheet: Continued Growth Supported by Capital Strength

Shinsei Bank's **total assets** increased 8.7% from 11,525.7 billion yen at March 31, 2008, to 12,532.6 billion yen at J 30, 2008. The higher balance was due mainly to an increase in securities and call loans. The balance of secur increased 30.7% from 1,980.2 billion yen at March 31, 2008, to 2,587.9 billion yen at June 30, 2008. The rise is mainly to an increase in Japanese National Government bonds. Call loans increased from a zero balance at March 2008, to 315.3 billion yen as we looked to leverage arbitrage opportunities in the money market.

Total deposits and negotiable certificates of deposit increased 302.4 billion yen or 5.2% to 6,109.1 billion yen in first quarter, compared to March 31, 2008. Shinsei Bank places a high level of importance on the stable and low funding available through deposits from retail and institutional customers. The retail and institutional deposit balar stood at 4,115.7 billion yen and 1,993.3 billion yen, respectively, at June 30, 2008.

Shinsei Bank's **capital ratios** improved with a **Tier I capital ratio** of 7.58% and a **total capital adequacy ratio** of 12.0 at June 30, 2008, on a Basel II basis.

Income Statement: Lower Revenues Due to Unstable Markets Presents Challenge

Total revenue in the first quarter ended June 30, 2008, was 61.0 billion yen or down 20.3% compared to the same pe of the previous fiscal year as the stronger results of the Individual Group were not enough to offset the weaker resul our Institutional Group that were impacted by mark-downs related to European asset-backed investments asset-backed securities.

General and administrative expenses increased to 40.9 billion yen due mainly to the inclusion of Shinki's exper from the second half of fiscal year 2007. The expense-to-revenue ratio this first quarter was 67.2%, compared to a rati 48.8% in the first quarter of the previous fiscal year. The increase in this ratio is due mainly to the lower revenues as have been able to keep costs down due to our efforts to improve operating efficiency.

Net credit costs decreased 1.1 billion yen or 12.1% year on year to 8.3 billion yen due mainly to higher credit recover

Amortization of goodwill and other intangible assets associated with the acquisition of consumer and comme finance companies was 2.9 billion yen for the first quarter ended June 30, 2008, compared with 3.0 billion yen in the sa period of the previous fiscal year.

Other gains of 6.2 billion yen were recorded this first quarter due mainly to the sale of the Meguro Production Cer compared to 19.2 billion yen recorded in the same period of the previous fiscal year due mainly to the sale of Life Hou Loan Co., Ltd.

Minority interests in net income of subsidiaries in the first quarter of this fiscal year amounted to 4.2 billion yen largely to dividends paid on perpetual preferred securities and minority interests relating to APLUS' prefe shareholders.

As a result, **consolidated net income** in the first quarter ended June 30, 2008, was 10.8 billion yen, compared **consolidated net income** of 31.2 billion yen in the same period of the previous fiscal year. In addition, **consolida cash basis net income** was 13.4 billion yen this first quarter compared to 33.9 billion yen in the previous first quarte

Business Pillar Results

Institutional Group: Loan and Deposit Demand Steady But Unstable Markets Impacted Results

The Institutional Group includes the Institutional Banking business and Showa Leasing.

The Institutional Group continued to see steady demand for loans as higher balances of specialty finance and other product loans offset the lower balance of corporate loans. In addition, deposits and debentures were up in the first quarter of this fiscal year compared to the end of last fiscal year.

Total revenue was 22.7 billion yen in the first quarter of this fiscal year, compared to 40.9 billion yen in the previous first quarter. The lower revenue was primarily the result of the lower revenues associated with the Institutional Banking operations, including mark-downs related to European asset-backed investments and asset-backed securities. There were no material mark-downs of U.S. residential mortgage securities in the first quarter of this fiscal year.

Ordinary business profit in the first quarter of this fiscal year was 6.1 billion yen, compared to 25.1 billion yen in the same period of the previous fiscal year due to the above reasons and higher costs as Shinsei added employees to expand the scale of its operations. **Ordinary business profit after net credit (recoveries) costs** declined from 27.5 billion yen in the same period of the previous fiscal year to 6.8 billion yen due mainly to the reasons discussed above.

Individual Group: Improved Results While Continuing to Add Customers

The Individual Group consists of the Retail Banking business as well as the subsidiaries APLUS, Shinki and Shinsei Property Finance.

Loans, which include retail banking and consumer finance loans, continued to grow in the first quarter of this fiscal year compared to the end of last fiscal year, due mainly to an increase in housing loans that grew 8.1% on March 31, 2008, to 876.9 billion yen at June 30, 2008, supported by an increase in housing loan customers that now exceed 43,000. Assets under management, which include retail deposits and debentures as well as mutual funds and variable annuities, were also up in the first quarter and now exceed 5.2 trillion yen. Customers in the Individual Group now number about 11 million that include more than 2.2 million retail bank account holders.

Total revenue increased to 36.0 billion yen in this first quarter, compared to 33.2 billion yen in the first quarter of the previous fiscal year. Total revenue increased year on year due in part to the performance of the Retail Banking operations that had its best quarter in over two years. Shinki also made progress and has been profitable every quarter since we made it a subsidiary from the second half of the previous fiscal year. Finally, APLUS' revenues have been in line with our projections as they have tightened their credit screening to focus on quality assets while collections remain strong.

Ordinary business profit in the first quarter was 12.2 billion yen, compared to 11.5 billion yen in the first quarter of the previous fiscal year. The increase in **ordinary business profit** was due to the lower expenses at APLUS and improvements in Retail Banking as well as the inclusion of revenues from Shinki this first quarter.

Ordinary business profit after net credit costs was 3.2 billion yen this first quarter, compared to an **ordinary business loss after net credit costs** of 0.4 billion yen in the first quarter of the previous fiscal year, due to the substantial improvements in Retail Banking compared to the last couple quarters, APLUS that was able to reduce credit costs due to its prudent credit screening policy and especially Shinki, which has returned to profit since we made it a subsidiary from the second half of the previous fiscal year.

Acquisition of GE Consumer Finance

To bolster our operations in consumer finance, which presently includes APLUS and Shinki, Shinsei announced on
11, 2008 that it will acquire operating assets of about 800 billion yen that include the personal loan, mortgage and c
card operations of GE Consumer Finance (GECF) for 580 billion yen which will be funded largely by retail deposits.
deal is expected to be closed by September 30, 2008 and start to contribute to Shinsei's earnings from October 200

"The acquisition of GE Consumer Finance with its strong portfolio, brand and management, will allow us to strengthe Individual Group significantly and is expected to have a major impact on our earnings," said Thierry Porté, President CEO of Shinsei Bank. "This marks an important step towards the execution of our new strategy."

Shinsei believes this acquisition will increase shareholder value for three main reasons. First, this is a transformati acquisition of a high quality reasonably priced portfolio, brand and management that we believe will redefine consumer finance industry in Japan. Second, there is significant upside potential as GECF will immediately be accre to earnings with downside protection ensured through a fully provisioned grey zone liability at closing combined w solid GE indemnity. Third, the addition of GECF to our existing consumer finance operations is expected to enh synergies with our retail operations which together are operated under one management structure in our Indivi Group.

While we are expecting another challenging year due to the continuing difficult global market turmoil that has impa our Institutional Group, the Individual Group has performed well with substantial improvements achieved in R Banking, APLUS and Shinki. The addition of GECF will also have an immediate positive impact on the Individual G and provide more balance with the Institutional Group. At the same time, our financial stability remains solid and we h been able to contain costs and will continue to focus on optimizing our operations going forward.

Forecast for Fiscal Year 2008

Our expectation for our Retail Banking operations to break even, Shinki to return to profit and APLUS to improve o strong positive results it recorded in the previous fiscal year, remain unchanged. On the other hand, we expect Institutional Group to be negatively impacted by the global turmoil in the markets, but the acquisition of GE Consu Finance to be accretive to earnings. As a result, Shinsei has decided not to change its consolidated and non-consolid forecasts for net income for the fiscal year ending March 31, 2009.

A conference call will be held in English on Thursday, July 31, 2008 at 9:00 PM (Tokyo)/8:00 AM (EST)/1:00 (London)/2:00 PM (Continent). The presentation to be used for the conference call will be posted on Shinsei Ba website after 4:00 PM on Thursday, July 31, 2008.

To download the "First Quarter Financial Results 2008/6" please go to
http://www.shinseibank.com/investors/en/ir/financial_info/quarterly_results_2008/quarterly_results_2008.html

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to institutional and individual customers. The Bank has total assets of 12.5 trillion yen (US$118 billion) on a consolidated basis (as of 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and 2 Platinum Centers in Japan. Shinsei Bank dem uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Launches Retirement Benefit Investment Campaign

Tokyo (Friday, August 1, 2008) - Shinsei Bank, Limited, has launched a "retirement benefit investment campaign" targeting new and existing PowerFlex account holders aged between 50 and 69 years of age. Customers who take advantage of this campaign and invest at least 5 million yen in selected investment trusts, structured deposits and other investment products will be able to deposit up to the same amount in a 3-month yen time deposit with a preferential interest rate of 7% (5.6% after tax). Customers must invest at least 5 million yen each in both eligible campaign investment products and the yen time deposit (for a total minimum investment of 10 million yen) at the same time.[1] The campaign will run from Friday August 1 to Sunday November 30, 2008.

The campaign is ideal for customers who may have had relatively few opportunities to actively manage their assets before retirement. Through this campaign, Shinsei Bank hopes to encourage these customers to become more familiar with asset management, and help them use their retirement benefit to enjoy a more fulfilling later life.

Shinsei Bank's retail banking services aim to enrich and "color" the lives of our customers by providing them with high value-added products and services.

Overview of the Retirement Benefit Investment Campaign

Campaign period:	From 09:00 on Friday, August 1, 2008, to 21:00 Sunday November 30, 2008[2].
Eligible customers:	Those who meet the following conditions: (1) PowerFlex account holders (including those who open an account during the campaign period) (2) Aged between 50 and 69 at the time of application (There is no need to present proof of retirement at the time of application)
Details:	During the "campaign period," eligible customers who invest a total of at least 5 million yen in the campaign products listed below are entitled to deposit up to the same amount of money in a 3-month yen time deposit which will receive a preferential interest rate of 7% (5.6% after tax). Customers must invest at least 5 million yen each in both eligible campaign investment products and the yen time deposit (for a total minimum investment of 10 million yen) at the same time.[1]
Eligible Investment Products:[3]	(1) Structured deposits (Powered Teiki Plus / Powered Teiki Three) (2) Any investment trust (excluding MMF/Switching)

[1] There is no limit to the number of times a customer may apply for eligible investment products and yen time deposits as a set plan during the campaign period. There is no maximum investment limit. If using the Internet, customers may apply for the yen time deposit any time during the same month that they invested in eligible investment products.
[2] Applications at branches can only be made up until the end of business hours on Sunday 30 November, 2008.
[3] Amounts invested in investment trusts will be calculated as the subscription plus fees applicable at the time of subscription. Please check at a branch or with our call center (Shinsei *PowerCall*) for other investment products.

Sales channels:	Available through branches, Internet banking (Shinsei *PowerDirect*) and our Call Center (Shinsei *PowerCall*)

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 12.5 trillion yen (US$118 billion) on a consolidated basis (as of June 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and 2 Platinum Centers in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Regarding structured deposits

- Structured deposits include forward foreign exchange transactions, and financial and other derivative transactions.
- When a customer requests an early redemption and Shinsei Bank deems the reason to be unavoidable, the early redemption will be allowed, but the amount paid to the customer will have an early redemption penalty subtracted from the principal. This penalty will be calculated using Shinsei Bank's designated calculation method, and will correspond to the amount required to restructure the deposit from the early redemption date to the original maturity date, and other associated costs. As a result, the amount paid upon redemption may be less than the original principal amount, and depending on market conditions, may be significantly less than the original principal.
- For dual-currency time deposits made in yen ("Powered Teiki Plus")) and yen time deposits with a dual currency-type currency option ("Powered Teiki Three"), when the actual market rate two business days prior to maturity represents a stronger yen than in the special provision trigger rate, the funds to be paid at maturity will be converted to the "foreign currency" at the special provision trigger rate determined in advance, and deposited to an ordinary foreign currency deposit (i.e. will not be converted at the market rate). In these instances, the conversion will be made with less favorable conditions than if the conversion to "foreign currency" had been made at the prevailing market rate. In addition, if the funds paid at maturity are paid in the "foreign currency" and subsequently converted to yen, exchange rate movements may result in the yen amount received being less than the original yen principal amount. Furthermore, even if the exchange rate is unchanged, the TTB rate (the market rate for converting foreign currency to yen), which includes a foreign currency commission (in principle, ¥1 per unit of foreign currency), will be applied, and as a result the yen amount received from the conversion of "foreign currency" may be less than the original yen principal amount. Deposit insurance ceases to apply when foreign currency is received upon maturity.
- When purchasing these products, please confirm the details with the explanatory materials at a branch (documents exchanged prior to the conclusion of a contract) and a Shinsei Bank employee. The customer bears full responsibility for understanding the content and making the decision to purchase these products.

Regarding investment trusts

- Investment trusts are sold by Shinsei Bank, and investments are managed by an investment trust trustee (asset management company).
- Investment trusts are subject to a loss of principal (reference price fluctuation risk) due to the following risks. Investment profit and loss is entirely that of the customer purchasing the investment trust.
  ◎ Price fluctuation risk – risks including fluctuations in the reference price of the fund itself, price

fluctuations in the securities held in the fund, and exchange rate fluctuations.

◎ Issuer's (or guarantor's) credit risk – credit risk associated with the issuer of the securities, etc. held in the fund.

- The following commissions and expenses are borne either directly or indirectly by the customer purchasing an investment trust.
  Note: The amounts shown are the maximum amounts for the various products handled by Shinsei Bank as of August 1, 2008. Commissions and expenses vary by product, so please confirm the exact amounts in the prospectus (including supplementary materials) prior to purchasing the product.
  Upon purchase: A purchase commission (maximum of 3.15%) will be applied.
  During the investment period: An investment trust fee or management fee (maximum of 3.0% p.a.) and other expenses arising during the investment trust period (audit expenses, performance bonuses, fees charged by invested funds, etc.) will be applied. As these fees are tied to the investment performance, the rates and maximum fees cannot be indicated in advance.
  Redemption fees: A fee based on the amount of trust asset holdings (maximum of 1.0%) and a redemption commission (maximum of 3.0%) will be applied.
- An investment trust is not a bank deposit, and therefore its investment performance fluctuates depending upon various factors including the market environment. Accordingly, neither its principal nor yield are guaranteed, and the unit price may fall below the original principal, depending on its performance.
- An investment trust is not a bank deposit. Therefore, it is not covered by deposit insurance. Furthermore, an investment trust purchased at a bank is not covered by the Investor Protection Fund.
- When redeeming an investment trust, the receipt of the redemption payment may require a considerable amount of time because some investment trusts have a closed period for redemption.
- At Shinsei Bank, the only accepted redemption method of investment trusts domiciled in Japan is a "redemption request" (*kaiyaku-seikyu*). Therefore, a "repurchase request" (*kaitori-seikyu*) will not be accepted.
- When applying to purchase an investment trust, please make your own judgment by reviewing the prospectus (including supplementary documents) in advance or at the time of purchase and confirming its details. The prospectus (including supplementary documents) is available at Shinsei Bank branches or via the Internet (Shinsei *PowerDirect*). We will also send them to you by mail on request. The prospectus (including supplementary documents) for investment trusts offered exclusively via the Internet can only be obtained via Shinsei *PowerDirect*.

Shinsei Bank Ltd. / No. 10 Registered financial institution of Kanto Local Finance Bureau
Member of Japan Securities Dealers Association / The Financial Futures Association of Japan



INFORMATION



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Partners with So-net M3

- Providing information on financial products and services directly to medical professionals -

Tokyo (Friday, August 1, 2008) - Shinsei Bank, Limited, has announced that it will establish a business alliance with So-net M3, Inc. ("So-net M3"), a leading Japanese provider of medical and lifestyle-related information over the internet. So-net M3 operates m3.com, one of the biggest portal sites exclusively for people working in the medical profession in Japan with 165,000 doctors among its registered users. Through this partnership, Shinsei will promote its banking and asset management services to the m3.com user base, while So-net M3 will be able to offer new levels of convenience to its customers.

From August 1, 2008, Shinsei will begin providing information on its range of financial products and services via QOL-kun[1], an m3.com service that offers lifestyle-related information tailored to people working in the medical profession. m3.com members will be able to access Shinsei Bank's homepage directly from the site and apply for a *PowerFlex* account over the internet. In the future, Shinsei plans to award m3 points exchangeable for various benefits and offer other incentives to m3.com members who use the Bank's services.

In addition to its branch network, Shinsei offers free internet (Shinsei *PowerDirect*), mobile (Shinsei *MobileDirect*) and telephone (Shinsei *PowerCall*) banking services with its *PowerDirect* bank account, empowering customers to bank "anytime, anywhere." Shinsei believes the full range of information and financial products that it offers over this convenient, multi-channel banking platform represents an ideal solution for busy medical professionals.

Overview of Service

Service start:	August 1, 2008
Service content:	Links to Shinsei *PowerDirect* application page, provision of information on financial products and services
Target users:	Medical professionals who are registered on m3.com (Total: 400,000 users of whom 165,000 are doctors; as of June 2008)

[1] The QOL-kun 'net concierge' is an m3.com service that provides QOL-related ('quality of life') information tailored to people working in the medical profession. The information provided covers topics including job-changing, private practice set-up, management and finance.

Shinsei Bank Site on m3.com (image)

トップ | m3.com | 医師募集情報 | 掲示板(医師専用)
m3ポイント | 会員情報変更 | ヘルプ | ログアウト

m3.com Concierge








受信通信内容

大迫一弘
新生銀行

新生銀行

新生銀行をご登録いただき、ありがとうございます。 - 2008/07/23

今回の資料:

口座開設の方法

インターネットで口座開設を申し込む


口座開設はこちらから

店頭で口座開設する場合

電話（フリーダイヤル）で口座開設を申し込む

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 12.5 trillion yen (US$118 billion) on a consolidated basis (as of June 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and 2 Platinum Centers in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Monday, August 11, 2008) --- Shinsei Bank, Limited ("Shinsei Bank"), today announced the following organizational changes:

In the Individual Group, the Direct Banking Division will be integrated into the Platinum Banking Division, and the resulting new division will be renamed the "Retail Sales and Distribution Division."

The Retail Business Strategy Division will be dissolved and its functions integrated into the Retail Business Division.

Effective date: August 18, 2008

******

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 12.5 trillion yen (US$118 billion) on a consolidated basis (as of June 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and 2 Platinum Centers in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



INFORMATION



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Plans Move to New Nihonbashi Headquarters

- Realizing significant cost and space efficiencies and a lighter environmental footprint -

Tokyo (Friday, September 5, 2008) — Shinsei Bank, Limited, is negotiating with Nomura Real Estate Development Co., Ltd., to become the principal tenant of its landmark Nihonbashi Muromachi Nomura Building. Construction began today on the 21-story building, which will incorporate state-of-the-art security, quake-proofing and environmental technology. Slated for completion in September 2010, the building would house Shinsei Bank's core institutional and individual operations and subsidiaries, as well as a retail banking outlet. Now undergoing extensive redevelopment, the Nihonbashi district is a historic commercial and financial center that has become one of the most desirable locations in Tokyo.

"*In relocating to Nihonbashi, Shinsei would be moving to a prestigious building in the financial center of Japan,*" said Thierry Porté, President and CEO of Shinsei Bank. "*This strategic move would position Shinsei to deploy assets and staff more effectively as part of a broader realignment of our front- and back-office operations. Through efficient use of space and deployment of the latest in IT infrastructure, we would realize important cost savings while providing our employees with user-friendly and up-to-date facilities.*"

The new building would also significantly lighten Shinsei's environmental footprint in line with the bank's efforts to achieve sustainable business growth. Sophisticated air-conditioning systems would allow temperature control at a smaller unit level while specially designed exterior fins regulate the amount of sunlight entering the building and keep internal temperatures consistent. As a result of these and other innovative features, Shinsei estimates that it would significantly cut energy consumption compared with its current headquarters building.

The headquarters relocation follows Shinsei's announcement in March 2008 that it sold its current headquarters in Tokyo's Chiyoda ward.

END

Building Overview

Name	Nihonbashi Muromachi Nomura Building
Location	Nihonbashi Muromachi 2-chome, Chuo-ku, Tokyo
Completion	September 2010 (planned)
Principal Builder	Nomura Real Estate Development Co., Ltd.
Structure	Steel construction (part steel-reinforced concrete, part reinforced concrete)
Number of floors	21 above-ground floors, 5 underground floors, 1 penthouse floor
Site area	2,744.341 ㎡
Total floor area	46,249.03 ㎡

Overview of Shinsei Bank Headquarters Space (planned)

Floor space	17,805.8 ㎡
Floors occupied	B1, 1F, 8F – 21F
Building tenants	Shinsei Bank and affiliated subsidiaries
Scheduled start of occupancy	November 2010 (tentative)



Image of Nihonbashi Muromachi Nomura Building when completed

*****

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and individual customers. The Bank has total assets of 12.5 trillion yen (US$118 billion) on a consolidated basis (as of June 2008) and a network of 36 outlets that includes 34 Shinsei Financial Centers and 2 Platinum Centers in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.